Form 20-F
period 2002-12-31
UNILEVER N V
filed 2003-03-27
CIK 110390

As filed with the Securities and Exchange Commission on March 27, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 DECEMBER 2002
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

Commission file number 1-4547

UNILEVER N.V.
(Exact name of Registrant as specified in its charter)

THE NETHERLANDS
(Jurisdiction of incorporation or organization)

WEENA 455, 3013 AL, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary shares of the nominal amount of 0.51 euro (€0.51) each*	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of class)

The total number of outstanding shares of the Registrant’s capital at the close of the period covered by the Annual Report was 571 575 900 ordinary shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17	Item 18

* For Unilever N.V. share capital, the euro amounts shown above and in the Unilever Annual Report & Accounts 2002 and Form 20-F and other official documents are representations in euros on the basis of Article 67c of Book 2 of the Civil Code in the Netherlands, rounded to two decimal places, of underlying share capital in Dutch guilders, which have not been converted into euros in Unilever N.V.’s Articles of Association. Until conversion formally takes place by amendment of the Articles of Association the entitlements to dividends and voting rights are based on the underlying Dutch guilder amounts.

Meeting everyday needs of people everywhere

Knorr

Unilever Annual Report & Accounts 2002
and Form 20-F

Unilever

Back to Contents

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

1

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

2	General information

The Unilever Group
Unilever N.V. (NV) is a public limited company registered in the Netherlands, which has listings of shares or certificates (depositary receipts) of NV on the stock exchanges in Amsterdam, London and New York and in France, Germany and Switzerland.

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

Publications
This publication is produced in both Dutch and English and comprises the full Annual Report and Accounts for 2002 of NV and PLC. This document complies with the Netherlands and the United Kingdom regulations. It also forms the NV and PLC Annual Reports on Form 20-F to the Securities and Exchange Commission in the United States for the year ended 31 December 2002, and cross references to Form 20-F are set out on page 148. It is made available to all shareholders who request or elect to receive it, and on the website at www.unilever.com.

The separate publication, ‘Unilever Annual Review 2002’, containing a Summary Financial Statement with figures expressed in euros, with translations into pounds sterling and US dollars, is also published in Dutch and English. It is a short form document that is prepared in accordance with the United Kingdom regulations for Summary Financial Statements. The Unilever Annual Review 2002 is mailed to all registered shareholders and to other shareholders who are either entitled or have asked to receive it, and is also made available on the website at www.unilever.com.

Reporting currency and exchange rates
Details of key exchange rates used in preparation of these accounts are given on page 117, together with Noon Buying Rates in New York for the equivalent dates.

Abbreviations
Wherever used in this report, the abbreviation BEIA refers to profit measures before exceptional items and amortisation of goodwill and intangibles. Unilever believes that reporting profit measures before exceptional items and amortisation of goodwill and intangibles (BEIA) provides additional information on underlying earnings trends to shareholders. Unilever uses BEIA measures primarily for internal performance analysis, performance targeting and incentive awards. The term BEIA is not a defined term under Netherlands, UK, or US Generally Accepted Accounting Principles (GAAP), and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for or superior to GAAP measurements of profit.

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

Cautionary Statement
This Annual Report & Accounts and Form 20-F 2002 contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments. Words such as ‘expects’, ‘anticipates’, ‘intends’ and other similar expressions are intended to identify such forward-looking statements. Because of the risks and uncertainties that always exist in any operating environment or business, we cannot give any assurance that the expectations reflected in these statements will prove correct. Actual results and developments may differ materially depending upon, among other factors, currency values, competitive pricing, consumption levels, costs, environmental risks, physical risks, risks related to the integration of acquisitions, legislative, fiscal and regulatory developments and political and social conditions in the economies and environments where Unilever operates. You are cautioned not to place undue reliance on these forward-looking statements.

Risks and uncertainties that could cause actual results to vary from those described in our forward-looking statements include those given under the sections entitled ‘About Unilever’ on pages 9 to 14, ‘Operating review’ on pages 15 to 34, ‘Financial review’ on pages 35 to 41, and ‘Risk management’ on pages 39 and 40, to which you should refer.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Financial highlights	3

Financial highlights

Global highlights

Progress against targets

(1)	Turnover growth per annum excluding the year-on-year impact of acquisitions and disposals in all years.

The figures shown in the Global highlights above are at current rates of exchange. The figures shown in the Progress against targets are at constant rates of exchange, i.e. translated at the average rates of exchange for the earlier year.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

4	Financial highlights at current rates of exchange

Combined earnings per share and dividends

		Ordinary €0.51 shares of NV(a)				Ordinary 1.4p shares of PLC
	2000	2001	2002	2000		2001		2002

Basic earnings per share	€1.07	€1.82	€2.14	€0.16		€0.27		€0.32
				9.79	p	16.96	p	20.13	p

Basic earnings per share (BEIA)	€3.21	€3.55	€4.06	€0.48		€0.53		€0.61
				29.34	p	33.15	p	38.22	p

Diluted earnings per share	€1.05	€1.77	€2.07	€0.16		€0.27		€0.31
				9.55	p	16.51	p	19.53	p

Dividend per share	€1.43	€1.56	€1.70	13.07	p	14.54	p	16.04	p

Combined earnings per share and dividends for shares traded on the New York Stock Exchange (on a UK GAAP basis) in US dollars

		New York €0.51 shares of NV(a)		5.6p American Depositary Receipts of PLC
	2000	2001	2002	2000	2001	2002

Basic earnings per share	$0.99	$1.63	$2.01	$0.59	$0.98	$1.21

Basic earnings per share (BEIA)	$2.96	$3.18	$3.81	$1.77	$1.91	$2.29

Diluted earnings per share	$0.96	$1.58	$1.95	$0.58	$0.95	$1.17

Dividend per share(b)(c)	$1.25	$1.42	$1.77	$0.76	$0.85	$1.03

(a)	For NV share capital, the euro amounts shown above and elsewhere in this document are representations in euros on the basis of Article 67c of Book 2 of the Civil Code in the Netherlands, rounded to two decimal places, of underlying share capital in Dutch guilders, which have not been converted into euros in NV’s Articles of Association. Until conversion formally takes place by amendment of the Articles of Association the entitlements to dividends and voting rights are based on the underlying Dutch guilder amounts.
(b)	Rounded to two decimal places.
(c)	Actual dividends payable for 2002 on NV New York shares and American Depositary Receipts of PLC may differ from those shown above, which include final dividend values calculated using the rates of exchange ruling on 12 February 2003 (€1.00 = $1.0735, £1.00 = $1.6173).

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Chairmen’s statement	5

Report of the Directors

Continued growth

•	Leading brands grow by 5.4%

•	Operating margin BEIA of 14.9% is a new record

•	Cash flow from operations increases to €7.9 billion

•	Earnings per share (BEIA) grows 21%

Sustaining the momentum
We are delighted to report a further year of sustained growth towards the targets set in our Path to Growth strategy. Leading brands grew by 5.4% and, with the build up of our innovation programmes and marketplace activity, we have gained momentum through the year and have finished strongly.

Operating margin BEIA rose to 14.9%, a gain of 1% over 2001. Another record high. The impact of devaluing currencies this year means that whilst turnover is at the same level as 2001 at constant rates of exchange, it has declined by 7% at current rates. Similarly operating profit BEIA increased by €0.5 billion at constant rates but was flat at current rates of exchange. Figures in this statement are at constant exchange rates.

In 2002 the global economy grew slowly and it was a tougher environment in which to operate. Slower growth and the uncertain economic and political context caused turbulence in financial markets. Once again, our business showed its resilience in tough times. Our people used their skill, experience and total determination to deliver a robust business performance.

Earnings per share (BEIA) grew by 21% and for the second year running our Total Shareholder Return (TSR) over one year was in the top third of our peer group. Our challenge is to sustain this over a three-year period and beyond.

We continued to generate a healthy cash flow from operations. In addition, net proceeds from divestment of non-core activities included €1.0 billion cash from DiverseyLever, our institutional and industrial cleaning business, with a minority interest retained in the merged business of JohnsonDiversey. Other divestments included Mazola in North America and Loders Croklaan, our industrial speciality oils and fats business. In total, our cashflow enabled us to reduce net indebtedness and, with the benefit of lower interest rates, interest costs were 22% lower than in 2001.

Meeting Path to Growth targets
We continued on track towards our Path to Growth targets of 5-6% sustained top-line growth and operating margin BEIA of 16% by 2004. Leading brands grew by over 5% for the second year running. Innovation was key to this success. Advertising was entirely focused on our leading brands which constituted 89% of total turnover at the end of the year.

A further healthy increase in operating margin has been achieved whilst progressively increasing investment behind our brands. Our restructuring programmes continue to deliver on plan and the target of €1.6 billion procurement savings was passed ahead of schedule. Furthermore, by the end of the year we had reached the full Bestfoods integration savings target of €0.8 billion, again ahead of plan.

Energising our people
We can only meet and sustain the objectives of our Path to Growth strategy if our people have a passion for winning and a culture that encourages and rewards enterprise. The development of Leaders into Action programmes and the days we spend with our young leaders of tomorrow are part of an overall programme to drive change. The results are evident in the enthusiasm to win we see throughout the business and the examples of innovation that are driving faster growth and improved results. To recognise their efforts we extended our long-term reward schemes and variable pay to more employees.

The energy with which our colleagues throughout the business have responded to the Enterprise agenda is exceptional. They have risen to the challenge with great determination as is clear from the results.

Brands and regions
In Home & Personal Care we have sustained the leading brand growth in excess of 6%. In particular our personal care brands continue to perform well and home care margins increased sharply.

The extension of Dove from skin care to hair care contributed to the spectacular performance of this brand, which grew by over 25% for the fourth year running and is now achieving sales of over €2 billion. Dove shampoo and conditioners were rolled out across 31 more countries. In deodorants Rexona, and particularly Rexona for Men, grew strongly.

In Foods, the focus in the first half of the year was on completing the Bestfoods integration, providing the firm platform on which to leverage innovation and marketplace activity in the second half. This has delivered accelerating leading brand growth and for the full year it was 4.4%.

Knorr is proving a powerhouse of ideas for savoury products and is being extended well beyond its original concept of bouillon cubes. Bertolli is being extended to support products which have an Italian heritage. Consumers

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

6	Chairmen’s statement

responded strongly to our health & wellness brands, including the soy-based health drink AdeS in Brazil and Mexico.

Overall we now have 14 global brands with a turnover of €1 billion or more. Ten years ago we had one.

In Europe, underlying sales grew 3% with a continuing significant contribution from Central and Eastern Europe. Foods sales in Western Europe grew at 3% including an increasing contribution from UBF Foodsolutions, our food service business. There has been sustained progress in branded spreads and cooking products, especially in Flora/Becel which grew by over 10%. In Home & Personal Care in Western Europe, there were strong performances through innovation and range extension in Dove, Rexona and Axe.

Underlying sales in North America grew 1% with a stronger performance in the second half as marketplace activity built through the year. In Foods, underlying sales grew 2% and our market shares remained firm. Slim•Fast continued to expand, passing the €1 billion sales mark globally. Ice cream again grew at well over 5% and Wishbone, Becel and Knorr also moved ahead. In Home & Personal Care, after a slow start, the successful launches of Axe deodorant and all fabric conditioner and the relaunch of Dove body wash contributed to a strong finish to the year.

In Africa, Middle East and Turkey, underlying sales grew by 7%. Including the increase in our holding in the Bestfoods Robertsons business, turnover was ahead by 9%. Growth was broad based across categories.

Underlying sales in Asia and Pacific grew by 5%. Home & Personal Care grew across both categories and countries. Indonesia, Philippines and Vietnam performed particularly well and skin, hair and deodorants all grew at over 10% across the region. In Foods, there was good growth in South East Asia as the Bestfoods brands benefited from the Unilever distribution system.

In Latin America, underlying sales grew by 12% driven by pricing action to recover devaluation-led cost increases. In laundry, market shares have held firm against our nearest competitor and personal care continued to perform strongly. Sedal shampoo grew exceptionally well across the region. Dove shampoo has been launched in Brazil, Chile, Mexico and Peru and is making good progress. In Foods, ice cream grew by over 10%, mostly volume.

A responsible enterprise
Clear values and committed social responsibility are essential to how Unilever conducts itself. At a time when the way businesses behave is coming under greater scrutiny, Unilever’s corporate reputation has become an even more important asset.

In 2001, we revised our Code of Business Principles and, during 2002, we rolled it out across the business, engaging our people in a dialogue to ensure that everyone in Unilever understands what is expected of them. We also published our second Social Review, which gives an insight into our day-to-day practices and our relationships with the societies in which we live. We continue to look at all aspects of our corporate governance to ensure that we stay at the forefront of best practice.

Unilever is deeply rooted in the communities in which it operates and in 2002 we supported many community projects around the world, mainly by sharing our skills and expertise.

During 2002, we continued to reduce our impact on the environment. We bought more than a third of our fish from sustainable sources and completed protocols for the sustainable management of five key crops. Our efforts to improve the quality of water in rivers and lakes and the sustainability of agriculture and fishing were recognised externally. For the fourth year running we have led our sector in the Dow Jones Sustainability Indexes.

Looking forward
We are confident that the strength of our brands, the dedication of our people and the geographical spread of our business will enable Unilever to continue to progress and prosper in 2003. We have sound and clearly understood strategies, brands that serve people’s basic needs and aspirations and generate dependable cash flow. These are the essential elements, together with a proud corporate reputation, which will enable us to maintain the momentum of our Path to Growth, even in the difficult times that may lie ahead. We thank all our employees for their commitment and exceptional teamwork throughout the year.

Antony Burgmans	Niall FitzGerald

Chairmen of Unilever

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Our code of business principles	7

Report of the Directors

Chairmen’s introduction
Unilever has earned a reputation for conducting its business with integrity and with respect for the interests of those our activities can affect. This reputation is an asset, just as real as our people and brands.

Our first priority is to be a successful business and that means investing for growth and balancing short-term and long-term interests. It also means caring about our consumers, employees and shareholders, our business partners and the world in which we live.

To succeed requires the highest standards of behaviour from all of us. The general principles contained in this Code set out those standards. More detailed guidance tailored to the needs of different countries and companies will build on these principles as appropriate, but will not include any standards less rigorous than those contained in this Code.

We want this Code to be more than a collection of high-sounding statements. It must have practical value in our day-to-day business and each one of us must follow these principles in the spirit as well as the letter.

Antony Burgmans	Niall FitzGerald

In this Code the expressions ‘Unilever’ and ‘Unilever companies’ are used for convenience and mean the Unilever Group of companies comprising Unilever N.V., Unilever PLC and their respective subsidiary companies. The Board of Unilever means the Directors of Unilever N.V. and Unilever PLC.

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

Business partners
Unilever is committed to establishing mutually beneficial relations with our suppliers, customers and business partners. In our business dealings we expect our partners to adhere to business principles consistent with our own.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

8	Our code of business principles

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

Innovation
In our scientific innovation to meet consumer needs we will respect the concerns of our consumers and of society. We will work on the basis of sound science, applying rigorous standards of product safety.

Competition
Unilever believes in vigorous yet fair competition and supports the development of appropriate competition laws. Unilever companies and employees will conduct their operations in accordance with the principles of fair competition and all applicable regulations.

Business integrity
Unilever does not give or receive, whether directly or indirectly, bribes or other improper advantages for business or financial gain. No employee may offer, give or receive any gift or payment which is, or may be construed as being, a bribe. Any demand for, or offer of, a bribe must be rejected immediately and reported to management.

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

Compliance – monitoring – reporting
Compliance with these principles is an essential element in our business success. The Unilever Board is responsible for ensuring these principles are communicated to, and understood and observed by, all employees.

Day-to-day responsibility is delegated to the senior management of the regions and operating companies. They are responsible for implementing these principles, if necessary through more detailed guidance tailored to local needs.

Assurance of compliance is given and monitored each year. Compliance with the Code is subject to review by the Board supported by the Audit Committee of the Board and the Corporate Risk Committee.

Any breaches of the Code must be reported in accordance with the procedures specified by the Joint Secretaries. The Board of Unilever will not criticise management for any loss of business resulting from adherence to these principles and other mandatory policies and instructions.

The Board of Unilever expects employees to bring to their attention, or to that of senior management, any breach or suspected breach of these principles.

Provision has been made for employees to be able to report in confidence and no employee will suffer as a consequence of doing so.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

About Unilever	9

Report of the Directors

Description of business
Unilever is one of the world’s leading suppliers of fast moving consumer goods in foods, household care and personal product categories.

Business structure
Our operations are organised into two global divisions – Foods and Home & Personal Care (HPC) – headed by Division Directors. This structure allows the requisite focus on foods and home & personal care activities at both the regional and global levels.

These divisions’ operations are organised into businesses on a regional basis, with the exception of the global businesses of Prestige, our fragrance business within HPC and, within Foods, ice cream and frozen foods, Slim•Fast Worldwide and Foodsolutions, which provides solutions for professional chefs and caterers. The regional and global businesses are headed by Business Presidents who are responsible for their profitability. These businesses remain the driving force behind Unilever, comprising the operating companies which provide the key interface with customers and consumers, allowing quick response to the needs of local markets.

Full details of significant acquisitions and disposals can be found on pages 16 and 17. Only those with particular relevance to our business structure are reported below.

Foods
For an explanation of the new category structure within Foods see page 24.

Savoury and dressings
We are the global leader in savoury and dressings.

Our leading savoury brand, Knorr, is Unilever’s biggest brand, with over €3.3 billion of sales in over 100 markets. Its product range includes soups, bouillons, sauces, snacks, noodles, frozen food and meal solutions. Our wider savoury product range is currently marketed around the world under a variety of brand names.

Hellmann’s is the world’s number one mayonnaise brand. With other major brands in the portfolio including Amora, Calvé and Wishbone, we have the biggest dressings business in the world. We continue to extend our dressings product range rapidly to appeal to consumers’ growing appetite for new tastes, flavours and textures, healthier options and snacks.

With Bertolli, which began as a leading Italian olive oil brand, we are building on the qualities associated with Italian food to extend the brand into spreads, dressings and pasta sauces. Bertolli is now sold in more than 30 countries.

Spreads and cooking products
We are the market leader in spreads in Europe and North America. Our combined spreads and cooking products have a turnover of more than €6 billion in more than 100 countries.

Spreads marketed under Becel and Flora contain ingredients that are proven to reduce cholesterol. New cooking aids including Rama/Blue Band’s Culinesse, a liquid margarine, provide healthier alternatives to traditional oils and fats.

Health & wellness
Consumers are increasingly demanding healthier options in their food and drinks. We respond to their needs with products and brands across our portfolio including Slim•Fast, which answers consumers’ need to manage their weight with healthy food that fits in to contemporary lifestyles. From its origins in North America, Slim•Fast is expanding across Europe, Asia and Latin America with a range including meal replacement drinks, soups and breakfast bars and now has sales of more than €1 billion.

In Asia and Africa we meet consumers’ needs for nutritionally-enhanced staples in affordable formats with Annapurna and, under AdeS in Latin America, we market a range of tasty, nutritional, soy-based drinks.

Beverages
We are the largest seller of branded packet tea in the world through our Lipton and Brooke Bond brands. Lipton is the world’s leading brand in tea and ice tea. We recently launched a successful soft drinks innovation with Lipton Brisk in North America. Our joint venture with PepsiCo Inc. helps us to extend the reach of our brands through a distribution network complementary to our own supply chain.

Ice cream and frozen foods
We are the world’s leading producer of ice cream, with sales in more than 40 countries worldwide. Ice cream products under the ‘Heart logo’, including Cornetto, Magnum, Carte d’Or and Solero, are sold internationally. Breyers, Ben & Jerry’s, Klondike and Popsicle are leading North American-based brands. Ben & Jerry’s is also sold in Europe.

We are the leading producer of frozen foods in Europe, under the Findus brand in Italy, Birds Eye brand in the United Kingdom and Iglo brand in most other European countries.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

10	About Unilever

Home & Personal Care
Home care and professional cleaning
We are one of the global leaders in the domestic home care market. Our products have been developed to meet the diverse requirements of consumers to clean and care for their homes and clothes. In laundry, they include tablets for convenience, traditional powders and liquids for soaking, washing by hand and by machine. In developing and emerging markets, tailored products, including soap bars, are available for lower income consumers. In household care our products are designed to tackle most cleaning and hygiene needs around the home.

Our home care brands are available in over 100 countries, many of them holding leading market positions. These brands include Omo, Surf, Looks Great, Snuggle, Comfort, Cif and Domestos.

In May 2002, we sold DiverseyLever, our institutional and industrial cleaning business, to Johnson Professional. Unilever retains a one-third equity stake in the combined JohnsonDiversey business, with an option to exit the business from 2007.

Personal care
We are one of the world leaders in skin and hair care, deodorants and anti-perspirants. In skin care our global brands include Lux, Dove and Pond’s. Rexona, Axe and Dove are the key brands in deodorants and anti-perspirants. Hair products are available under the Sunsilk, Dove and Suave brands.

We also have an important market share in oral care, with products sold widely, predominantly under the Signal brand.

Our Prestige fragrance business is one of the world’s largest. We sell a number of fragrances under the Calvin Klein name, including Obsession, Eternity and Truth. In addition, in recent years cK one and Crave have been introduced to appeal to the youth market. The designer fragrance brands Cerruti, Lagerfeld, Chloé and Valentino, together with Nautica, Vera Wang and BCBG fragrance, complete our extensive portfolio.

Other operations
To support our consumer brands, we own both tea plantations in India, Kenya and Tanzania and palm oil plantations in the Democratic Republic of Congo, Côte d’Ivoire and Ghana.

Corporate venture activities
As announced on 30 September 2002, we are to invest €170 million in building business opportunities that fit our core business interests in Foods and Home & Personal Care. Of this, as sponsor and lead investor, we have committed €100 million to the newly created Langholm Capital Partners Fund. This fund will focus on acquiring majority or influential minority stakes in private UK and continental European companies valued between €20 million and €200 million and demonstrating above-average medium-term growth prospects. In addition, up to €70 million will be invested over three years in two newly developed venture funds of our own, Unilever Ventures and Unilever Technology Ventures. The former will act as an early stage business development fund; the latter, based in California, will invest in technology-based funds and start-up companies.

Technology and innovation
To support our Path to Growth strategy we continued to focus research and development on fewer, global projects to reinforce our leading brands. We established a network of Global Innovation Centres to develop the brands and to accelerate their growth across sectors and regions.

In 2002, we spent €1 166 million (2001: €1 178 million; 2000: €1 187 million) on research and development – 2.4% of our turnover. We introduced new ways of working to further align research and development with business needs and improve the quality and speed of innovation. For example, we linked our R&D strategy more closely with divisional strategic plans and R&D was represented on new global brand teams.

These changes led to some significant developments as we focused on fewer global projects. In Home & Personal Care, these included a single fabric conditioner ingredient for Comfort and Snuggle, giving us greater purchasing power for raw materials and reducing manufacturing costs. We also developed the Dove ultra moisturising bar and rolled out Dove Moisturising Shampoo and Conditioner in Europe, Asia and Latin America. The division also launched a new Axe formulation, providing superior odour protection and, in the anti-ageing market, we launched the clinically superior Pond’s Dramatic Results.

Foods also delivered a series of new innovations. A Knorr snack range was introduced in Latin America, providing affordable, nutritious products for low-income consumers. In the UK, a Knorr healthy eating range was brought to the consumer under the name Knorr Vie. Lipton launched a new, refreshing lemonade in the US and a new tea drink, called Sparkle, in Japan. Slim•Fast introduced cereal bars in the US, while under the Bertolli brand new liquid margarines and pasta sauces were launched in Europe.

In total, Unilever filed 450 new patent applications. While some innovations made a significant contribution in 2002 the benefits of others will be felt during 2003.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

About Unilever	11

Report of the Directors

Information technology
In 2002, we continued to direct our IT towards achieving Unilever’s strategic objectives.

We further simplified business processes and core transaction systems, building on our global partnership with SAP. Through common information, processes and systems, we are accelerating the move to regional businesses and fully exploiting Unilever’s scale. With a light but disciplined touch to what is made common at a global level, we are making global synergies, while sharpening our focus on customers and consumers both locally and regionally. The simplification of our IT infrastructure enabled these changes while reaping further benefits in cost savings, including the signing of our largest ever telecommunications deal, with BT. This telecommunications services contract sees us reducing the number of suppliers around the world from 400 to one.

Our global data warehouse, successfully established this year, is key to achieving common information across Unilever and supporting our regional businesses. On this foundation, we have built information systems to track and manage Path to Growth achievement, with strategic applications for the supply chain and brand and customer development. In the financial arena, our financial, management and brand reporting are being consolidated into the same data warehouse, for completion in 2003. These systems are providing Unilever with more comprehensive, consistent and immediate information than ever before.

We successfully piloted our global e-business gateway, the Unilever Private Exchange. The gateway, which becomes fully operational in 2003, strengthens our e-business capability by providing secure links between our operating companies and our suppliers’ and customers’ systems and to external electronic marketplaces. The success of these marketplaces and gateways is, of course, dependent on industry standards for electronic information exchange.

Unilever demonstrated its commitment to industry standards by co-chairing the Global Commerce Initiative, the world’s largest advisory group for voluntary data standards. We are working on an electronic catalogue of our products, based on these standards, which will simplify ordering for retailers.

Some good examples of our exploitation of e-business technology, building on the foundations established, include:

•	branded websites and direct e-mail formed a fundamental part of new relationship marketing programmes targeting our most valuable consumers and supporting our global brands;

•	our Ariba online buying system enables purchases of non-production items to be made at volume-negotiated prices from selected suppliers. Almost 2 000 Unilever people are now using Ariba in 24 countries;

•	in our European Foods business, we linked our factory systems with our strategic suppliers. This enables suppliers to manage Unilever stock by looking into our systems to check current stock levels;

•	in India, we connected more than 1 000 stockists to our systems, providing them with better stock control and easier replenishment. This led to higher sales growth and inventory savings for customers.

Environmental responsibility
Productive farmland, thriving fish stocks and clean water are essential to our success. Our desire to protect them goes hand in hand with a growing determination in society to conserve the planet’s resources.

In 2002, we continued to work on reducing our environmental impact while increasing production, and measuring our performance against targets. The latest data (for 2001) is available at www.unilever.com/environmentsociety. We also reviewed and updated our environmental strategy to achieve continued long-term improvement in our environmental impact.

Around the world more and more people enjoy our foods. We need to make our agricultural supply chain more sustainable. Our sustainable agriculture programme achieved its first target by completing the protocols for sustainable management of all five key crops – palm oil, tea, peas, spinach and tomatoes. All the protocols were agreed in 2002 with the Sustainable Agriculture Advisory Board. They will shortly be published on www.growingforthefuture.com. For the benefit of the environment, we are sharing this knowledge of good agricultural practice and we have jointly established an industry Sustainable Agriculture Initiative.

Our progress in agriculture is matched by our commitment to sustainable fisheries. We bought more than a third of our fish from sustainable sources, of which 6% was certified to Marine Stewardship Council standards, including New Zealand hoki. This represents good progress towards our target of buying all fish from sustainable sources by 2005. In Europe we continued to support the need for a more sustainable fisheries policy.

Consumers need water to use our products, agriculture needs it for irrigation and it is used by our factories. As part of our global sustainability initiative, we extended our partnership with Rhodes University in South Africa. The Unilever Centre for Environmental Water Quality will focus on improving water management and ensuring the availability of clean, freshwater resources.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

12	About Unilever

We reduced the impact of many of our key performance indicators, such as energy and water use. However, we did not meet all of the stretching targets that we set ourselves.

For the fourth year running we have led our sector in the Dow Jones Sustainability Indexes. We also won the best overall Environmental Reporting Award, in the Association of Chartered Certified Accountants (ACCA) UK Awards for Sustainable Reporting.

Responsible corporate behaviour
Corporate social responsibility is integral to the way we run our business and has been part of our operating tradition from our earliest days. Our corporate purpose and Code of Business Principles commit us to the highest standards of corporate behaviour as we seek to meet the everyday needs of people everywhere.

The Code of Business Principles sets a framework for operational standards of behaviour, such as ensuring the safety of products or reducing the environmental impact of our manufacturing operations. Following revision in 2001, the Code was rolled out around our business in 2002 to help all our employees understand its implications. The roll-out included global and regional workshops, supported by an intranet site and an online learning tool. The Code has been translated into more than 35 languages.

Our director for corporate development leads our work on corporate social responsibility. Over recent years this programme has focused on increasing our understanding and explaining the impact of our business on society.

We regard the very business of doing business in a responsible and sustainable way as the core of our corporate social responsibility: selling products that meet local consumers’ needs, investing in productive capacity, spreading our technical know-how, working in partnerships through the value chain and in local communities, and making environmental responsibility a central business practice.

In late 2002 we published a second Social Review (available online at www.unilever.com/environmentsociety). The Review explores what it means for us to be a responsible corporate citizen. It gives an insight into the day-to-day practice of our business around the world and our relationships with consumers, customers and those who work in our companies, as well as with our wider community of stakeholders.

In 2002, our companies spent approximately €69 million on community projects. These ranged from commercial marketing initiatives that contributed to communities such as Signal toothpaste’s dental care programme in Saudi Arabia and Bushells tea road safety campaign in Australia, to social investments such as our uniquely ME! self-esteem programme for underpriviledged children run with the Girl Scouts in the USA.

Often it is in our direct involvement, in the sharing of our skills and expertise, that we can make the most difference. For example, in China, Mexico and South Africa, Unilever actively participates in local schools, not only through donations but also through employees giving their time to teach and to renovate buildings. At the end of 2001, our company in Brazil handed over to the local community a redundant ice cream factory it had helped to renovate. The factory is now used as a technical school for 21 000 low-income students on courses as diverse as computing, hotel management and tourism.

Our brands are active too. Building on its long-standing promotion of heart health in Canada, Becel supported Stroke Month and World Heart Day by donating 25 cents from each Becel spread or oil sold in several provinces. This raised Canadian $200 000 (€136 000) for heart health research and hospital programmes. In Europe and Chile our Domestos brand has been working in a five-year alliance with the Red Cross movement to promote initiatives on health and hygiene, a relationship now evolving to include other Home & Personal Care brands. It is by focusing on the areas in which we have particular business expertise that we can make the most effective contribution to society.

Competition
We have a wide and diverse set of competitors in our consumer goods businesses. Many of our competitors also operate on an international scale, but others have a narrower regional or local focus.

Competition is intense and challenging. We aim to compete and give value to our consumers and customers in three ways:

•	by continually developing new and improved products;

•	by sharing our innovations and concepts with our businesses all around the world;

•	by striving to lower the cost of our sourcing, manufacturing and distribution processes whilst still maintaining, and improving, the quality of our products.

We support efforts to create a more open competitive environment through the liberalisation of international trade. We also support the fuller implementation of the Single European Market and inclusion of other European countries in the European Union.

Exports
We sell our products in nearly all countries throughout the world and manufacture in many of them. Inside the European Union we make many of our products in only a few member countries, for sale in all of them.

We also export a wide range of products to countries where we do not make them. We often use this export trade to develop new markets, usually through our facilities in neighbouring countries, before building local manufacturing facilities.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

About Unilever	13

Report of the Directors

Seasonality
Certain of our businesses, such as ice creams and prestige fragrances, are subject to significant seasonal fluctuations in sales. However, Unilever operates globally in many different markets and product categories. No individual element of seasonality is likely to be material to the results of the Group as a whole.

People

Year end in thousands	2002	2001	2000	1999	1998

Europe	60	71	80	74	80

North America	21	22	39	22	23

Africa, Middle East and Turkey	52	49	48	50	59

Asia and Pacific	82	85	84	71	72

Latin America	32	38	44	29	31

Total	247	265	295	246	265

Establishing an Enterprise Culture, to inspire a passion for winning among our people is an essential ingredient of our Path to Growth strategy. In 2002, we made further progress in making this culture into an integral part of Unilever.

One example of Enterprise Culture in action was the turnaround achieved at our previously slow-growing operation in Australia and New Zealand. This followed the creation of a single Australasian business that challenged employees to do things differently and to connect more closely with consumers. Their energy and drive are indicative of similar initiatives around the world.

To further motivate our people towards sustained business growth, we surveyed over 100 000 Unilever people from 110 countries, giving us invaluable insights into our Path to Growth progress. The results will help further develop our human resources strategy.

Career development at Unilever, as befitting our Enterprise Culture, is a shared responsibility between leaders and their teams.

In 2002, we pursued several diverse development initiatives. We became more exacting in measuring performance, through more rigorous application of Leadership for Growth Profiles – a move which also allows managers to become better coaches. Originally designed for top management, profiles have now been expanded for use across all levels.

Unilever’s future depends on developing its up and coming managers. In July, some 80 managers from 35 countries spent five days together as part of the young leaders of tomorrow programme, which is part of our comprehensive management development strategy. This event, which was attended by both Unilever Chairmen, helped participants to consider how their personal goals complement Unilever’s strategic objectives.

We continued to adopt new ways to foster team spirit and encourage commitment to Unilever values. For example, we brought together 120 Latin American Home & Personal Care managers in a team project to refurbish a number of community facilities in São Paulo, Brazil.

Our new divisional structure empowers our people to take decisions quickly and seize opportunities. Amongst others, we built on the momentum of early Dove hair successes in Asia by rolling out the range in 31 more countries in 2002, in a vastly accelerated timeframe.

To conclude the reorganisation that accompanies Path to Growth we are streamlining the corporate centre, making services more responsive to Unilever’s changing needs.

As part of our strategy to encourage managers to take more control of their careers, we rolled out open job posting in 2002. Under the initiative most Unilever vacancies are advertised internally on a new intranet site. This helps us to identify existing employees who could fill these positions and to retain talented people.

Externally, the roll-out of our new Employer Brand across 55 countries has made our approach to potential employees more attractive and effective.

Unilever is one of the most diverse organisations in the world: our top 200 leaders are drawn from 33 nationalities. Over a quarter of our managers are women. In 2002, as a step towards developing our diversity vision and strategy, we conducted a global diversity assessment. Future initiatives include steps to improve our top leaders’ understanding of the barriers faced by people from diverse backgrounds.

We are keen to recognise and reward success. We extended our long-term incentive programme to a further 4 000 employees and variable pay to 15 000 more employees.

Related party transactions
Transactions with related parties are conducted in accordance with the transfer pricing policies described on page 68 and consist primarily of sales to joint ventures and associates. Other than those disclosed in this report, there were no related party transactions that were material to the Group or to the related parties concerned that require to be reported in 2002 or the preceding two years.

In approximately 40 countries, our associated company, JohnsonDiversey Inc., acts as Unilever’s sole and exclusive sales agent for professional channels, in return for which it receives an agency fee. Information concerning guarantees given by the Group is stated in note 24 on page 99 and under ‘Mutual guarantee of borrowings’ on page 140. Guarantees are also given within the Group by the parent companies, as described on pages 133 and 136.

Intellectual property
We have a large portfolio of patents and trademarks, and we conduct some of our operations under licences which are based on patents or trademarks owned or controlled by others. We are not dependent on any one patent or group of patents. We use our best efforts to protect our brands and technology.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

14	About Unilever

Description of our properties
We have interests in properties in most of the countries where there are Unilever operations. However, none is material in the context of the Group as a whole. The properties are used predominantly to house production and distribution activities and as offices. There is a mixture of leased and owned property throughout the Group. There are no environmental issues affecting the properties which would have a material impact upon the Group. The directors take the view that any difference between the market value of properties held by the Group and the amount at which they are included in the balance sheet is not significant. See the schedule of principal group companies and fixed investments on page 128 and details of tangible fixed assets in note 10 on page 81.

Legal and arbitration proceedings and regulatory matters
We are not involved in any legal or arbitration proceedings and do not have any obligations under environmental legislation which we expect to lead to a material loss in the context of the Group results. None of our directors or officers are involved in any such material legal proceedings.

Unilever has businesses in many countries and, from time to time, these are subject to investigation by competition and other regulatory authorities. The most significant of these in recent years concerns ice cream distribution in Europe, notably the issues of outlet and cabinet exclusivity. The decision of the European Court of First Instance in the matter of our appeal against the European Commission’s negative decision on cabinet exclusivity in Ireland is expected in the first half of 2003. In the event that our appeal fails, among the consequences will be the need to institute changes to the manner in which we offer impulse ice cream at the point of sale, initially in the Republic of Ireland and subsequently elsewhere in Europe.

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

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Operating review – highlights	15

Report of the Directors

Basis of reporting and discussion
Our accounting policies are based on United Kingdom generally accepted accounting principles (GAAP) and UK and Netherlands law which differ in certain respects from United States GAAP. The principal differences are described on page 119. We have shown reconciliations to net income and capital and reserves under US GAAP on pages 118 and 119.

The commentary throughout this operating review is, unless otherwise indicated, based on the results of the Group including acquisitions made each year, at constant rates of exchange (see below) and before exceptional items and amortisation of goodwill and intangibles (BEIA). In our reporting, turnover means Group turnover plus our share of turnover of joint ventures, net of our share of any sales to the joint ventures already included in the Group figures. Operating profit means Group operating profit plus our share of operating profit of joint ventures. These measures do not include our share of the turnover or operating profit of associates. References to sales growth are made on an underlying basis, excluding the effects of acquisitions and disposals. References to turnover growth include the effects of acquisitions and disposals.

Reporting currency and exchange rates
Foreign currency amounts for results and cash flows are translated from underlying local currencies into euros using annual average exchange rates; balance sheet amounts are translated at year-end rates except for the ordinary capital of the two parent companies. These are translated at the rate prescribed by the Equalisation Agreement of £1 = Fl. 12, and thence to euros at the official rate of €1.00 = Fl. 2.20371 (see Control of Unilever on page 138).

The discussion of performance included in this operating review is based on constant rates of exchange. This removes the distorting impact of currency movements and more clearly portrays the underlying progress of the operations themselves. The rate used is the annual average rate for the prior year. For each two-year period, the year-on-year trends in euros are the same as those which would arise if the results were shown in sterling or US dollars at constant exchange rates.

For the reporting of 2000 at current exchange rates, the results of the Bestfoods business acquired on 4 October of that year were translated at the average rates of exchange for the last quarter of 2000. In the constant rate comparisons for 2001 included in the Operating review on pages 18 to 34, the results for all parts of the Group have been translated at average rates of exchange for the full year to 31 December 2000. This means that the 2000 results in these comparative tables will differ in some cases from the values translated at current rates of exchange.

Details of exchange rates used in preparation of these accounts and of the Noon Buying Rates against the US dollar are given on page 117.

2002 results compared with 2001
Including the impact of acquisitions and disposals, turnover for the year of €52 020 million was in line with 2001 levels. Excluding the effect of acquisitions and disposals, underlying growth was 4.2%. The net effect of acquisition and disposal activity was a reduction of 4.4%.

Operating profit BEIA increased by 6.5% to €7 739 million and operating margin BEIA moved ahead to 14.9% from 13.9% in 2001. The improvement in margin is primarily due to business restructuring and procurement savings under the Path to Growth strategy combined with continued success in the integration of Bestfoods, partially offset by higher advertising and promotions expenditure.

Operating profit increased by 3.4% to €5 436 million. This includes a higher net charge for exceptional items than the prior year, which included higher profits on the sale of brands.

Exceptional items
Operating profit for the year includes net exceptional charges of €939 million, an increase of 59.7% on 2001. Restructuring investment was €1 298 million, which was offset by the release of provisions following settlement of certain legal claims in our favour and profits on disposals totalling €359 million.

The exceptional items incurred in the year primarily relate to the Path to Growth strategy we announced on 22 February 2000 to accelerate growth and expand margins, and to restructuring arising from the integration of Bestfoods. The aggregate cost of these programmes over 5 years is estimated to be €6.2 billion, the majority of which is expected to be exceptional. An €828 million profit recognised in 2001 on the sale of brands to secure regulatory approval for the acquisition of Bestfoods is not included in this estimate.

Details of movements in restructuring and other provisions are given in note 19 on page 95.

Under US GAAP, some of the restructuring charges in each year would not have been recognised until certain additional criteria had been met, and would then have been included as a charge in subsequent years. Details of the US GAAP adjustments relating to the restructuring charges are given on pages 118 to 120.

Amortisation of goodwill and intangibles
The amortisation charge for the year was €1 364 million, a decrease of 4.1% on 2001. 2002 includes €1 110 million (2001: €1 170 million) in respect of goodwill recognised on the acquisition of Bestfoods.

Under US GAAP, there is no amortisation charge with effect from 1 January 2002 for goodwill or for intangible assets having indefinite lives. Further details are given on pages 118 to 120.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

16	Operating review – highlights

2001 results compared with 2000
Turnover increased by 11% to €53 400 million. This increase was the result of an acquisition impact of 12%, a disposal impact of (5)% and underlying growth of 4%.

Operating profit BEIA increased by 28% to €7 416 million, and operating margin BEIA rose to an historic high of 13.9% from 12.0% in 2000. The improvement in margin primarily reflects the ongoing contribution from Path to Growth restructuring and procurement savings and the successful integration of Bestfoods.

Operating profit increased by 66% to €5 360 million, being primarily the net impact of acquisitions and disposals offset by an increase in the amortisation charge.

Exceptional items
Exceptional items for 2001 were €620 million, which included €1 564 million of restructuring investment and profits on disposals of €944 million. Of the latter, €828 million related to the profit on the sale of the brands to secure regulatory approval for our acquisition of Bestfoods and €114 million related to profit on the sale of Unipath. Associated costs included in operating profit were €393 million.

Amortisation of goodwill and intangibles
The amortisation charge in 2001 was €1 436 million. This included €1 186 million for Bestfoods.

Acquisitions and disposals
In 2002, we increased our holding in the Robertson’s business in South Africa and Israel to 59%, and took a one-third equity share in JohnsonDiversey Holdings Inc. (see below).

No significant acquisitions were made during 2001.

On 18 February 2003, Unilever announced an agreement to acquire the remaining unheld shares in CPC/Aji Asia, a joint venture with activities in six countries, from Ajinomoto Co. Inc, Japan. The acquisition will be in two parts with approximately one half of Ajinomoto’s holding being transferred on 25 March 2003 and the balance scheduled for transfer in March 2004. Unilever will pay US $381 million (approximately €360 million) for Ajinomoto’s equity holding. Unilever will have full management control of the entire business from 25 March 2003. The deal is subject to approval by regulatory authorities.

In 2002 we disposed of 35 businesses for a total consideration of approximately €1 993 million.

Significant disposals in 2002 were as follows:

On 8 January 2002, we completed the sale of our Unimills refinery business at Zwijndrecht, the Netherlands, to Golden Hope Plantations Berhad of Malaysia, for approximately €60 million in cash. This business had annual sales to third parties of approximately €130 million in 2001.

In January and February 2002, we completed the sale of the Mafer snacks business to Sabritas and the Clemente Jacques culinary business to La Costeña, both in Mexico. Together, these businesses had sales in 2001 of approximately €40 million.

On 3 May 2002, we completed the sale of our DiverseyLever institutional and industrial cleaning business to Johnson Professional for some US $0.9 billion (€1.0 billion) in cash and a loan note of US $241 million (€270 million). We also took a one-third equity share in the combined business (JohnsonDiversey), with an option to exit the business from 2007. A valuation of around US $300 million (€330 million) for this one-third equity share brought the total worth of the transaction to Unilever to approximately US $1.5 billion (€1.6 billion). Turnover of DiverseyLever for the 12 months to December 2001, excluding sales of the consumer brands which JohnsonDiversey distribute for Unilever under a separate sales agency agreement, was approximately US $1.5 billion (€1.7 billion).

On 11 June 2002, we completed the sale of the Nocilla chocolate spreads business in Spain to Nutrexpa. The business had sales in 2001 of approximately €36 million.

On 2 July 2002, the sale of 19 food brands to ACH Food Companies, Inc., a subsidiary of Associated British Foods plc, was completed for a total of approximately US $360 million (€383 million) in cash. These brands and related assets, acquired by Unilever in connection with the October 2000 acquisition of Bestfoods, had combined sales of US $310 million (€350 million) in 2001.

On 16 July 2002, we completed the sale of Atkinsons, a fragrance business based in Italy, to Wella AG for €44 million. The business had sales in 2001 of approximately €35 million.

On 30 November 2002, we completed the sale of Loders Croklaan Group, an international speciality oils and fats business, to IOI Corporation Berhad of Malaysia for €217 million in cash. This business had sales of €267 million in 2001.

On 31 December 2002, we completed the sale of our Iberia Foods business to an affiliate of the Brooklyn Bottling Group of Brooklyn, New York. In 2002 the business had sales of approximately US $43 million (€48 million).

On 2 December 2002, we announced an agreement to sell our holdings in Unipamol Malaysia Sdn. Bhd. and Pamol Plantations Sdn. Bhd. to Palmco of Malaysia, a subsidiary of IOI Corporation. The sale was completed on 17 January 2003, for a cash consideration of €138 million. In 2002 these businesses had combined sales of approximately €51 million.

In 2001 we disposed of 34 businesses for a total consideration of approximately €3 621 million. Disposals included Unipath; the Elizabeth Arden business; the

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Operating review – highlights	17

Report of the Directors

Bestfoods Baking Company; European dry soups and sauces businesses; North American seafood business; and various other smaller businesses and brands.

Public takeover offers made by Unilever during 2002 related to the following:

On 14 August 2002, Unilever Overseas Holdings Limited and other members of the Unilever Group were obliged to make an agreed public tender offer on the Cairo and Alexandria Stock Exchange in Egypt for 2 938 000 shares (49%) of El Rashidi El Mizan Confectionery SAE at a price of 31.22 Egyptian pounds per share. All the shares were acquired. The purchase and price had been agreed by Bestfoods in 2000 at the time of their acquisition of the other 51% of the company.

Subsequently on 22 December 2002, Middle East Food and Trade Company SAE made an agreed public tender offer on the Cairo and Alexandria Stock Exchange in Egypt for the 6 000 000 shares (100%) of the company held by members of the Unilever Group at a price of 15.33 Egyptian pounds per share. The transaction was completed on 6 January 2003 and all the shares were sold. Since control was considered to have passed at 31 December 2002, the disposal is reflected in these accounts.

Public takeover offers made by Unilever during 2001 related to the following:

On 23 January 2001, following an offer, made in November 2000, through its subsidiary, Hindustan Lever Limited (HLL), for the 24.62% of the shares in International Bestfoods Limited India not already owned by Bestfoods, Unilever acquired 7.99% of the shares for a consideration of €2 million.

On 31 January 2001, following an offer made in October 2000 by Unilever through its Tunisian subsidiary, Société de Cosmetiques Détergent et Parfumerie, for the 9.21% of the shares in Société de Produits Chimiques Détergents not already owned by Unilever, 8.1% of the shares were acquired for a consideration of €4 million.

On 4 December 2001, following a joint offer by Unilever and its subsidiary, Hindustan Lever Limited, for the remaining 10.38% of the shares in Rossell Industries Limited, India, not acquired in March 2000, Lipton India Exports Limited, a wholly owned subsidiary of HLL acquired a further 6.27% of the shares for a consideration of €1.8 million, which brings the Group’s aggregate holding in Rossell Industries to 95.89%.

For further information on the impact of acquisitions and disposals please refer also to the Cash flow section of the Financial review on page 37 and note 25 to the consolidated accounts on page 99.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

18	Operating review by region

Europe

2002 results compared with 2001 at current exchange rates

	€ million 2002	€ million 2001	% Change

Turnover	19 657	20 220	(3)%
Operating profit	1 772	2 710	(35)%

Group turnover	19 573	20 119	(3)%
Group operating profit	1 750	2 689	(35)%

2002 results compared with 2001 at constant 2001 exchange rates

	€ million 2002	€ million 2001	% Change

Turnover	19 700	20 220	(3)%

Operating profit BEIA	3 006	2 967	1%
Exceptional items	(741)	254
Amortisation of goodwill and intangibles	(511)	(511)

Operating profit	1 754	2 710	(35)%

Operating margin	8.9%	13.4%
Operating margin BEIA	15.3%	14.7%

Underlying sales grew 3% with a continuing significant contribution from Central and Eastern Europe. Turnover was 3% lower than last year through the impact of disposals.

Operating margin BEIA increased by 0.6% to 15.3%. This reflected the benefits from our savings programmes including the integration of Bestfoods and strong growth in ice cream profitability driven by mix improvements and cost reductions. These gains were partly reinvested in additional support for the leading brands.

Western Europe
In Foods, underlying sales grew by 3% including an increasing contribution from UBF Foodsolutions, our food service business. There has been sustained progress in branded spreads and cooking products which grew 5% due to the continuing impact of innovations, especially in

Flora/Becel which grew by over 10%. Savoury and dressings grew 4% with marketplace activity behind Amora, Hellmann’s, Bertolli, Knorr and Pot Noodle and the launches of soup makers, chilled soups and Bertolli pasta sauces towards the end of the year. Slim•Fast also grew well as we continued its roll-out. Ice cream showed great resilience with innovations such as Cornetto Soft and snack-size ice creams helping to offset the impact of poorer weather than the prior year to give growth of 1%.

In Home & Personal Care in Western Europe, good growth in skin, deodorants and hair included particularly strong performances through innovation and range extension in Dove, Rexona and Axe. Laundry volumes grew by 4%, which was partly offset by pricing in a competitive environment to give an underlying sales growth of 1%, with market share being maintained.

Central and Eastern Europe
Underlying sales grew by 9% with particular strength in dressings, tea, household care and personal care. We made further good progress in Russia.

2001 results compared with 2000 at current exchange rates

	€ million 2001	€ million 2000	% Change

Turnover
20 220
		19 075	6%
Operating profit	2 710	1 711	58%

Group turnover	20 119	18 967	6%
Group operating profit	2 689	1 693	59%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million 2001	€ million 2000	% Change

Turnover	20 233	19 071	6%

Operating profit BEIA	2 978	2 419	23%
Exceptional items	270	(565)
Amortisation of goodwill and intangibles	(511)	(143)

Operating profit	2 737	1 711	60%

Operating margin	13.5%	9.0%
Operating margin BEIA	14.7%	12.7%

Turnover was ahead in 2001 by 6% with an underlying sales growth of 4%. Growth was broad based and included a strong contribution from Central and Eastern Europe.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Operating review by region	19

Report of the Directors

Operating margin BEIA increased to 14.7% in Europe due to restructuring, buying and marketing-support efficiencies, and portfolio improvement.

Western Europe
The success of pro•activ, Culinesse and Bertolli in spreads and cooking products, the 4 Salti in Padella range of high-quality frozen ready meals and the expansion of Slim•Fast, led to a step-up in the growth rate for Foods. Cornetto and Carte d’Or both grew strongly through innovation, whilst in savoury and dressings there was continued momentum in Amora Maille and we started to see the strength of the Knorr brand.

In personal care, the leading brands maintained their good rate of growth, led by range extensions in Dove and Signal and by Rexona. Dove shampoo was launched in eight countries by the end of the year and the initial response was very positive. The success of the Vaporesse ironing aid in fabric conditioners together with a solid response to a more competitive environment in fabric wash helped laundry to grow. We continued to enjoy good rates of growth in Domestos and Cif through the success of easy-to-use wipes and the launch of Domestos Bi-Actif and Domestos WC Active Mousse.

Central and Eastern Europe
We saw strong growth, most notably leaf tea and Delmy mayonnaise in Russia, the launch of instant soups and broad based progress in Home & Personal Care.

North America

2002 results compared with 2001 at current exchange rates

	€ million	€ million	%
	2002	2001	Change

Turnover	12 568	13 880
			(9)%
Operating profit	1 467	1 124	31%

Group turnover	12 446	13 767	(10)%
Group operating profit	1 435	1 092	31%

2002 results compared with 2001 at constant 2001 exchange rates

	€ million	€ million	%
	2002	2001	Change

Turnover	13 205	13 880	(5)%

Operating profit BEIA	2 130	1 973	8%
Exceptional items	(70)	(285)
Amortisation of goodwill and intangibles	(519)	(564)

Operating profit	1 541	1 124	37%

Operating margin	11.7%	8.1%
Operating margin BEIA	16.1%	14.2%

Underlying sales grew 1% with a stronger performance in the second half as marketplace activity built through the year. Turnover declined 5% through the impact of disposals, notably DiverseyLever and Mazola.

In Foods, underlying sales grew 2% and our market shares remained firm. Slim•Fast continued to expand, passing the €1 billion sales mark globally. Ice cream again grew at over 5% and Wishbone, Becel and Knorr also moved ahead well. In addition to an active programme behind these brands, innovations including Lipton Brisk lemonade and Ragú Rich and Meaty sauces led growth in the second half of the year. Overall, sales growth in the year was held back by promotional price competition in mayonnaise, the exit from Hellmann’s pourable dressings and the impact of lower butter prices on the margarine market.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

20	Operating review by region

In Home & Personal Care, underlying sales were flat for the full year with an improved performance in the latter part offsetting a slow start to the year. This reflects both the timing of the overall innovation plan and the steps taken to improve profitability in laundry to give the base for a more active programme from the fourth quarter. The successful launches of Axe deodorant and all fabric conditioner and the re-launch of Dove body wash contributed to a strong finish to the year.

Operating margin BEIA increased by 1.9% to 16.1%. This was driven particularly by improvements in laundry profitability but also widespread benefits from savings programmes partly reinvested in additional advertising and promotion.

2001 results compared with 2000 at current exchange rates

	€ million	€ million	%
	2001	2000	Change

Turnover	13 880	11 708	19%
Operating profit	1 124	72

Group turnover	13 767	11 631	18%
Group operating profit	1 092	48

2001 results compared with 2000 at constant 2000 exchange rates

	€ million	€ million	%
	2001	2000	Change

Turnover	13 543	11 679	16%

Operating profit BEIA	1 923	1 494	29%
Exceptional items	(281)	(1 249)
Amortisation of goodwill and intangibles	(549)	(179)

Operating profit	1 093	66

Operating margin	8.1%	0.6%
Operating margin BEIA	14.2%	12.8%

Turnover was ahead by 16% with an underlying growth of 2%. In our Home & Personal Care mass business underlying sales growth was 2.5%, skewed towards the first half of the year, due to the phasing of innovation. There were good performances by our brands across the skin, hair and deodorant categories, notably Dove and Suave.

In Prestige fragrance our sales declined, reflecting both the sale of Elizabeth Arden and weaknesses in department stores and travel retail following the tragic events of 11 September. The decline in underlying sales reduced the overall North American growth rate by nearly 1%.

Our Foods business recorded an underlying sales growth of just over 3% for the year.

The integration of Ben & Jerry’s proceeded well and sales grew 8% in the year. This, together with strong sales of Breyers, Popsicle, Klondike and Good Humor, further strengthened our market leadership. Slim•Fast continued to expand and approached €1 billion sales globally. Spreads grew with the introduction of calcium variants of the Shedd’s and I Can’t Believe It’s Not Butter! ranges. In culinary products, sales were flat due to competitive activity and our focus on integration. In tea, sales declined as we focused on brand convergence and transition to our common global positioning.

Operating margin BEIA of 14.2% in North America reflected the benefits of portfolio change, restructuring, global procurement and marketing-support efficiencies.

Africa, Middle East and Turkey

2002 results compared with 2001 at current exchange rates

	€ million	€ million	%
	2002	2001	Change

Turnover	3 225	3 455	(7)%
Operating profit	295	215	37%

Group turnover	3 139	3 191	(2)%
Group operating profit	286	203	41%

2002 results compared with 2001 at constant 2001 exchange rates

	€ million	€ million	%
	2002	2001	Change

Turnover	3 754	3 455	9%

Operating profit BEIA	426	380	12%
Exceptional items	(45)	(139)
Amortisation of goodwill and intangibles	(23)	(26)

Operating profit	358	215	67%

Operating margin	9.5%	6.2%
Operating margin BEIA	11.3%	11.0%

Underlying sales grew by 7% with turnover ahead by 9% as we now consolidate all of the Bestfoods Robertsons business following the increase in our holding.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Operating review by region	21

Report of the Directors

Growth was broad based across categories with the major contributions from marketing activities behind Knorr, Lipton, Lux, Dove and laundry brands. South Africa performed particularly well with good sales growth especially in Omo, Sunsilk, Rama, Axe and Lux in Home & Personal Care and Knorr, Lipton and Flora pro•activ in Foods. In Turkey, the weak economy has led to consumer downtrading and market contraction and our sales have declined as a result. Elsewhere in the region we have strengthened our market position, particularly in Algeria, Arabia, Egypt, Morocco and West Africa.

Operating margin BEIA increased to 11.3% after an increase in investment behind the leading brands.

2001 results compared with 2000 at current exchange rates

	€ million	€ million	%
	2001	2000	Change

Turnover	3 455	3 512	(2)%
Operating profit	215	329	(35)%

Group turnover	3 191	3 296	(3)%
Group operating profit	203	321	(37)%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million	€ million	%
	2001	2000	Change

Turnover	3 843	3 499	10%

Operating profit BEIA	422	352	20%
Exceptional items	(160)	(16)
Amortisation of goodwill and intangibles	(28)	(6)

Operating profit	234	330	(29)%

Operating margin	6.1%	9.4%
Operating margin BEIA	11.0%	10.0%

Turnover grew by 10% with an underlying sales growth of 7%. Price increases had priority to protect margins in countries where there had been devaluation, in particular South Africa and Turkey. Growth was broad based across our brands, with the strongest country contributions coming from South Africa, Nigeria, Ghana and Morocco. There were good performances by Omo, relaunched with an improved formulation, Close-up in West Africa, where we continued to strengthen our position in oral care, and by Dove.

Operating margin BEIA at 11.0% in Africa, Middle East and Turkey was ahead of 2000, reflecting focused management in challenging economic conditions.

Asia and Pacific

2002 results compared with 2001 at current exchange rates

	€ million	€ million	%
	2002	2001	Change

Turnover	7 865	8 046	(2)%
Operating profit	1 098	880	25%

Group turnover	7 679	7 846	(2)%
Group operating profit	1 077	862	25%

2002 results compared with 2001 at constant 2001 exchange rates

	€ million	€ million	%
	2002	2001	Change

Turnover	8 242	8 046	2%

Operating profit BEIA	1 166	1 077	8%
Exceptional items	13	(157)
Amortisation of goodwill and intangibles	(32)	(40)

Operating profit	1 147	880	30%

Operating margin	13.9%	10.9%
Operating margin BEIA	14.1%	13.4%

Underlying sales grew by 5%. Including the impact of disposals, turnover grew by 2%.

Home & Personal Care grew well across both categories and countries. Indonesia, Philippines and Vietnam performed particularly well and skin, hair and deodorants all grew at over 10% across the region through innovations and support behind Dove, Lifebuoy and Pond’s. Underlying sales growth in India accelerated through the year to reach 3% for the full year despite the planned harvesting of non-leading brands. The stronger second half in India has been led by Fair and Lovely with the launch of a herbal variant, Pond’s with new small packs, the launch of a new Vaseline variant for treating damaged skin and good growth in laundry.

In Foods, good growth in South East Asia reflects the Bestfoods brands benefiting from the Unilever distribution system, innovation in Knorr, and a strengthening of the

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

22	Operating review by region

Bango soy sauce and Sariwangi tea brands in Indonesia. This performance was partly offset by declines in tea in Central Asia as prices are adjusted to reflect lower commodity prices and a focus on improving profitability as we exit from low-value, low-growth commoditised teas. In Japan the successful alliance with Suntory in ready-to-drink tea has doubled the market share of Lipton to over 25%.

Operating margin BEIA increased to 14.1% with gains from our savings programmes partly reinvested in increased advertising and promotions.

2001 results compared with 2000 at current exchange rates

	€ million	€ million	%
	2001	2000	Change

Turnover	8 046	8 091	(1)%
Operating profit	880	781	13%

Group turnover	7 846	8 038	(2)%
Group operating profit	862	776	11%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million	€ million	%
	2001	2000	Change

Turnover	8 558	8 091	6%

Operating profit BEIA	1 154	908	27%
Exceptional items	(166)	(109)
Amortisation of goodwill and intangibles	(41)	(19)

Operating profit	947	780	21%

Operating margin	11.1%	9.6%
Operating margin BEIA	13.5%	11.2%

Turnover grew by 6% with underlying sales ahead by the same amount.

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

In India, the more focused brand portfolio delivered improved growth and profitability. There were particularly strong performances by Sunsilk and Clinic in hair, Rin and Wheel in laundry, and Fair and Lovely range extensions in skin care. In Foods, sales were flat as we aggressively improved margins and eliminated poor-performing brands.

In China, there was substantial progress towards profitability.

Operating margin BEIA for 2001 advanced to 13.5% in Asia and Pacific reflecting the benefits of global procurement, improved Foods profitability and a stronger mix through the growth in personal care.

Latin America

2002 results compared with 2001 at current exchange rates

	€ million	€ million	%
	2002	2001	Change

Turnover	5 445	6 605	(18)%
Operating profit	493	329	50%

Group turnover	5 433	6 591	(18)%
Group operating profit	493	328	50%

2002 results compared with 2001 at constant 2001 exchange rates

	€ million	€ million	%
	2002	2001	Change

Turnover	7 119	6 605	8%

Operating profit BEIA	1 011	872	16%
Exceptional items	(96)	(261)
Amortisation of goodwill
and intangibles	(279)	(282)

Operating profit	636	329	93%

Operating margin	8.9%	5.0%
Operating margin BEIA	14.2%	13.2%

Underlying sales grew by 12% driven by pricing action to recover devaluation-led cost increases, particularly in Argentina. Outside Argentina, volumes grew by 2% with price ahead by 9%. Including the impact of disposals, turnover in the region grew by 8%. At current exchange rates turnover fell by 18%. Weaker currencies in Argentina and Brazil contributed 9.5% and 4.7% respectively to this decline. Excluding the impact of acquisitions and disposals, sales were 14% below 2001 levels. Operating profit BEIA fell by 13% at current exchange rates.

Personal care continued to perform very strongly. Sedal shampoo grew well across the region. Dove shampoo has been launched in Brazil, Chile, Mexico and Peru and is making very good progress. In deodorants, Rexona has been successfully launched in Venezuela and relaunched in Colombia and we have taken clear market leadership in Mexico. In laundry, market shares have held firm against our

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Operating review by region	23

Report of the Directors

nearest competitor and we have responded to changed economic conditions with packs which specifically address the reduced spending power of consumers.

In Foods, ice cream grew by over 10%, mostly volume, with the main contributions from Brazil and Mexico. Good performances were led by the launch of Knorr noodle cups in Mexico, an energised Hellmann’s campaign in Chile and significant growth in Arisco in Brazil. In spreads, Becel de Capullo was launched in Mexico, introducing the Becel brand to that country. Lipton ready-to-drink tea continued to grow well in Brazil and the soy-based beverage AdeS made very good progress in both Brazil and Mexico.

In Argentina consumer demand is considerably down and volumes have been affected as a result. We continue to hold strong market shares and our experienced local management are managing the business in a way which preserves its long-term health. Gross margins are being protected and new products have been launched in both Foods and Home & Personal Care to respond to reduced disposable incomes.

Operating margin BEIA increased by 1% to 14.2%, after an increase in investment behind the leading brands.

2001 results compared with 2000 at current exchange rates

	€ million 2001	€ million 2000	% Change

Turnover	6 605	5 680	16%
Operating profit	329	345	(5)%

Group turnover	6 591	5 650	17%
Group operating profit	328	343	(4)%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million 2001	€ million 2000	% Change

Turnover	7 223	5 667	27%

Operating profit BEIA	939	612	53%
Exceptional items	(283)	(173)
Amortisation of goodwill and intangibles	(307)	(96)

Operating profit	349	343	2%

Operating margin	4.8%	6.1%
Operating margin BEIA	13.0%	10.8%

Turnover moved ahead by 27% with an underlying sales growth of 5%.

A key feature of the year was our determination to move prices to recover devaluation-driven cost increases and so protect our margin structure.

Mexico sustained strong growth throughout the year. The key drivers were: Sedal, which reached an 8% share in the hair care market in its first year since launch; further progress in spreads, deodorants and skin care; and a successful expansion of Holanda ice cream.

In Argentina, markets declined as consumer income reduced, however, our market shares remained strong. In Brazil, overall volumes were impacted by energy restrictions and devaluation-related price increases but continuing innovation in hair and deodorant delivered volume growth.

Operating margin BEIA for the year at 13.0% in Latin America was ahead of 2000 reflecting the benefits of portfolio change, global procurement, savings from Bestfoods’ integration and improved ice cream profitability.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

24	Operating review by category – Foods

Financial overview

	€ billion 2002 at 2002 rates	€ billion 2002 at 2001 rates	€ billion 2001 at 2001 rates	% Change at 2001 rates	*

Turnover	27.4	28.7	28.8	0%

Operating profit	2.3	2.3	2.4	(2)%

Operating profit BEIA	4.0	4.2	4.1	2%

Operating margin*	8.3%	8.1%	8.3%
Operating margin BEIA*	14.8%	14.8%	14.4%

*	Calculated using unrounded numbers

Foods categories have changed with effect from 1 January 2002 to:

•	Savoury and dressings
•	Spreads and cooking products
•	Health & wellness and beverages
•	Ice cream and frozen foods

This reflects the evolution in the organisation of our Foods division. Prior year results have been reclassified under the new categories.

Pages 24 to 30 present a review of performance in each major product category. Included in the figures for each category are the results of our food service business, which we profile briefly below:

Foodsolutions
UBF Foodsolutions is one of the world’s largest food service businesses. It operates in more than 60 countries around the world.

The business is focused on delivering innovative, relevant solutions to the professional chef and caterer, leveraging our consumer brands – already 85% of product sales – and our technology. In 2002, UBF Foodsolutions delivered 5% underlying sales growth, with momentum growing throughout the year.

Foods
Our Foods portfolio focuses increasingly on brands with the potential to grow across borders and categories, in markets that are growing rapidly as consumers demand more choice, great taste, convenience, vitality, fun and indulgence.

Since the creation of Unilever Bestfoods in 2000, we have accelerated growth and increased profits, while successfully integrating several businesses and undertaking an ambitious programme of disposals.

During 2002, our brands were enjoyed by millions of people around the world, as we increased the momentum of profitable growth. Our leading brands grew by 4.4% and we delivered underlying sales growth of 3.4%. Due to disposals, turnover remained in line with prior year. Overall, operating profit BEIA rose by 2% with margins reaching 14.8%.

Savoury and dressings

2002 results compared with 2001 at current exchange rates

	€ million	€ million	%
	2002	2001	Change

Turnover	9 503	9 999	(5)%
Operating profit	450	814	(45)%

Group turnover	9 272	9 597	(3)%
Group operating profit	422	793	(47)%

2002 results compared with 2001 at constant 2001 exchange rates

	€ million	€ million	%
	2002	2001	Change

Turnover	10 138	9 999	1%

Operating profit BEIA	1 658	1 685	(2)%
Exceptional items	(37)	347
Amortisation of goodwilland intangibles	(1 155)	(1 218)

Operating profit	466	814	(43)%

Operating margin	4.6%	8.1%
Operating margin BEIA	16.4%	16.9%

We are world leaders in both the savoury and dressings foods categories. Knorr, Unilever’s biggest brand, grew by 7.3% across 100 markets with products as diverse as seasonings and meal kits, snacks and frozen food. There was a clear acceleration in the pace of growth as the year progressed.

Innovation met the needs of consumers with a love of good food but little time to cook: for example, we introduced Knorr soupy snacks, Knax noodle cups, a snack launched in Latin America, and Knorr Vie, a healthy eating range in Europe. Bertolli’s growing international appeal delivered sales growth for the brand of 8.5%. Once solely an Italian olive oil, the Bertolli portfolio now ranges from pasta sauces and meal solutions to spreads and snacks.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Operating review by category – Foods	25

Report of the Directors

The enduring popularity of mayonnaise drove good growth in Hellmann’s in Europe and Latin America, but competitive pressure in North America and our withdrawal from liquid salad dressings affected the brand’s overall performance, leaving sales flat year on year. Australia was welcomed to the world of Hellmann’s with the launch of dressings and mayonnaise.

Calvé and Wishbone also delivered strong results. Growth was fuelled by innovations that took our key dressings brands beyond mayonnaise into new tastes and flavours, dips and sauces, many inspired by Amora and Maille.

Underlying sales growth was 4% and, allowing for disposals, turnover increased 1% in 2002. Operating margin BEIA was slightly below 2001 at 16.4%, after an increase in advertising and promotions.

2001 results compared with 2000 at current exchange rates

	€ million	€ million	%
	2001	2000	Change

Turnover	9 999	6 074	65%
Operating profit	814	309	163%

Group turnover	9 597	5 950	61%
Group operating profit	793	296	168%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million	€ million	%
	2001	2000	Change

Turnover	10 154	6 034	68%

Operating profit BEIA	1 693	803	111%
Exceptional items	344	(169)
Amortisation of goodwill and intangibles	(1 233)	(326)

Operating profit	804	308	161%

Operating margin	7.9%	5.1%
Operating margin BEIA	16.7%	13.3%

Following the acquisition of Bestfoods, Knorr became our biggest brand and, during its first full year under Unilever stewardship, grew by over 4% worldwide. We drove its strong performance with innovations such as Knorr Exotic Meal Kits, which we continued to extend in Europe; Knorr Cup Pasta, which we launched in Taiwan; Knorr Quick Soups in Switzerland and Knorr Sazonisimo, which we introduced in Mexico.

The Hellmann’s brand also did well considering difficult market conditions in Latin America and fierce competition in the US. It enjoyed sales growth of over 10% in some national markets, including Greece, Ireland, the Philippines and Thailand. As part of the integration, we withdrew Hellmann’s pourable sauces in the US to concentrate on the larger Wishbone brand.

Our Amora brand also had a successful year with increased sales and profits. Innovations, such as Amora Clip-Sauce in France and extensions into the chilled cabinet, helped drive growth.

Turnover in olive oil declined mainly due to the disposal of the unprofitable La Masia business in Spain but profitability increased significantly. This was mainly driven by the continued success of Bertolli, which again enjoyed good volume growth, especially in Western Europe. Recognising the consumer appeal of healthy Mediterranean-style food, we introduced Bertolli dressings in the Netherlands and brought Five Brothers pasta sauce in the UK and US, and Olivio spreads in the UK, under the Bertolli umbrella.

We disposed of several European dry soups and sauces businesses, following undertakings given to the European Commission in connection with the Bestfoods acquisition. These disposals included Batchelors and Oxo in the UK, Royco and the Lesieur range in France, Heisse Tasse in Germany and Blå Band in Denmark, Sweden and Finland.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

26	Operating review by category – Foods

Spreads and cooking products

2002 results compared with 2001 at current exchange rates

	€ million 2002	€ million 2001	% Change

Turnover	6 216	6 771	(8)%
Operating profit	812	817	(1)%

Group turnover	6 145	6 681	(8)%
Group operating profit	793	797	(1)%

2002 results compared with 2001 at constant 2001 exchange rates

	€ million 2002	€ million 2001	% Change

Turnover	6 474	6 771	(4)%

Operating profit BEIA	1 029	1 086	(5)%
Exceptional items	(183)	(260)
Amortisation of goodwill
and intangibles	(22)	(9)

Operating profit	824	817	1%

Operating margin	12.7%	12.1%
Operating margin BEIA	15.9%	16.0%

In 2002, we built on our position as the market leader in branded margarine and spreads. In this sector, as elsewhere, the strength of our local roots and understanding of regional tastes and cultures helped deliver growth.

Innovation was key to our strong performance. The sustained success of pro•activ, an innovation that is proven to reduce cholesterol, continued to drive rapid growth in our leading spreads brands, Flora/Becel, which grew by 11.6%. Healthier, more convenient cooking products, including Rama and Culinesse and family oriented spreads, such as Blue Band, all contributed towards our good performance.

An important driver of success has been increasing support from key opinion formers, such as health care professionals. During the year, we complemented our alliances with national heart associations with the worldwide sponsorship of the World Heart Federation’s World Heart Day.

Including the impact of disposing of several oil businesses, turnover fell 4% compared with 2001, whilst underlying sales grew by over 2%. Operating margin BEIA was slightly lower than in 2001 at 15.9%, after increased advertising and promotions investment.

2001 results compared with 2000 at current exchange rates

	€ million 2001	€ million 2000	% Change

Turnover	6 771	16 749	0%
Operating profit	817	839	(3)%

Group turnover	6 681	6 670	0%
Group operating profit	797	823	(3)%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million 2001	€ million 2000	% Change

Turnover	6 917	6 732	3%

Operating profit BEIA	1 095	921	19%
Exceptional items	(269)	(23)
Amortisation of goodwill
and intangibles	(9)	(64)

Operating profit	817	834	(2)%

Operating margin	11.8%	12.4%

Operating margin BEIA	15.8%	13.7%

In 2001, consumer focused innovations made our spreads turnover grow again and our total market share improved by about 1%. Operating profit BEIA increased by 19%.

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

Our European dairy spreads, marketed under Brunch, Boursin and Crème Bonjour, continued to grow. Spreads in most Eastern European countries recovered well, although the Russian market remained difficult.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Operating review by category – Foods	27

Report of the Directors

Health & wellness and beverages

2002 results compared with 2001 at current exchange rates

	€ million 2002	€ million 2001	% Change

Turnover	4 215	4 299	(2)%
Operating profit	390	308	27%

Group turnover	4 064	4 150	(2)%
Group operating profit	354	267	33%

2002 results compared with 2001 at constant 2001 exchange rates

	€ million 2002	€ million 2001	% Change

Turnover	4 467	4 299	4%

Operating profit BEIA	654	572	14%
Exceptional items	(111)	(128)
Amortisation of goodwill and intangibles	(127)	(136)

Operating profit	416	308	35%

Operating margin	9.3%	7.2%
Operating margin BEIA	14.7%	13.3%

Turnover increased by 4% and operating margin BEIA improved by 1.4% to 14.7%, through the benefits of our savings programmes and the exit from less profitable tea businesses in India.

Health & wellness
In 2002, we continued to meet the growing consumer demand for healthy food products, in both industrialised and developing markets.

New additions to the Slim•Fast range helped consumers to manage their weight healthily with food that fits into their daily lives.Slim•Fast sales grew 10.8%, with a range extending from meal replacement drinks and bars to soups. It continued to expand beyond its US heartland, in the UK, Germany and the Netherlands. Slim•Fast continues to focus

Unilever Annual Report & Accounts and Form 20-F 2002

on the health & wellness consumer hotspot and is well positioned in relation to emerging concerns about obesity.

AdeS, our nutritious, healthy drink continued to grow strongly in Brazil, while we expanded Telma, a cereal brand from Israel, into snacking with the launch of children’s cereal bars.

Beverages
Lipton grew by 3.8% with sales in more than 100 countries. The Lipton product range is inspired by the healthy, refreshing qualities of tea and includes ready-to-drink Lipton Ice Tea, new concepts such as Lipton Brisk lemonade and a wide range of leaf tea offerings.

Ready-to-drink beverages continue to perform strongly. In leaf tea, an area which is critical for the overall health of our beverage business, we continued to focus on improving profitability and innovation. We continued to drive growth around the world through our Lipton ‘Paint the World Yellow’ campaign. This enabled us to position Lipton as a contemporary brand and to perform strongly in the growing out-of-home sector. As around a third of beverages are consumed outside the home, this sector is important for continued growth.

We maintained leadership positions in key traditional tea markets such as the UK and India.

2001 results compared with 2000 at current exchange rates

	€ million 2001	€ million 2000	% Change

Turnover	4 299	3 625	19%
Operating profit	308	419	(27)%

Group turnover	4 150	3 430	21%
Group operating profit	267	391	(32)%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million 2001	€ million 2000	% Change

Turnover	4 367	3 626	20%

Operating profit BEIA	578	442	31%
Exceptional items	(131)	(18)
Amortisation of goodwill
and intangibles	(133)	(3)

Operating profit	314	421	(25)%

Operating margin	7.2%	11.6%
Operating margin BEIA	13.2%	12.2%

Health & wellness
Consumers are increasingly demanding healthy food products. In 2001, our brands grew by meeting such needs, in both industrialised and developing markets.

Back to Contents

28	Operating review by category – Foods

The US-based Slim•Fast range, which we market as a nutritionally responsible way to achieve and maintain a healthy weight, delivered excellent growth. We successfully extended the brand beyond its US heartland, with launches in Australia and the Netherlands and relaunches in Canada and the UK. We also extended the range into soups.

A profitable year for Annapurna in India and a successful African roll-out from Ghana to Cote d’Ivoire showed how we can meet a very different consumer need: for nutritionally-enhanced staples at an affordable price. Sales of AdeS soy-based beverages in Latin America were hit, however, by the economic difficulties in the region.

Beverages
Our Lipton global core brand grew by 6%, led by double-digit growth in ready-to-drink tea delivering a ‘system sales’ growth of 10% worldwide. This growth was again boosted by our innovative ‘Paint the World Yellow’ programme.

In Japan, underlying sales of Lipton ready-to-drink tea grew strongly due to our partnership with drinks manufacturer Suntory. Our recent innovation, Lipton Cold Brew cold infusion teabags, grew well and was rolled out across most of the US. However, turnover and profits declined in that country.

The traditional tea market in Central Asia declined in value. Fierce competition from loose-leaf tea competitors in India made our beverage sales decline, but a major cost effectiveness drive resulted in higher profits. In Poland and Russia, underlying sales showed double-digit growth as we continued to drive the consumer migration from loose-leaf to tea bags.

Turnover grew by 20%. Operating profit BEIA and operating margin BEIA increased due to significant savings in supply chain costs.

Ice cream and frozen foods

2002 results compared with 2001 at current exchange rates

	€ million 2002	€ million 2001	% Change

Turnover	7 456	7 727	(4)%
Operating profit	616	446	38%

Group turnover	7 456	7 727	(4)%
Group operating profit	616	446	38%

2002 results compared with 2001 at constant 2001 exchange rates

	€ million 2002	€ million 2001	% Change

Turnover	7 646	7 727	(1)%

Operating profit BEIA	896	797	12%
Exceptional items	(244)	(322)
Amortisation of goodwill
and intangibles	(28)	(29)

Operating profit	624	446	40%

Operating margin	8.2%	5.8%
Operating margin BEIA	11.7%	10.3%

Underlying sales growth for the year was 3%, but after the impact of disposals, turnover fell 1%. Operating margin BEIA improved 1.4% to 11.7% after restructuring gains and higher brand investment.

Ice cream
Unilever is the world’s leading producer of ice cream. In 2002, innovations under the Heart brand, including Cornetto Soft, Magnum 7 Sins, and others under Paddle Pop and Carte d’Or, delivered strong growth as they gave a new twist to a traditional favourite. North American ice cream brands Breyers and Ben & Jerry’s also delivered good results.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Operating review by category – Foods	29

Report of the Directors

We are determined to remain the world’s number one ice cream company. We have transformed the cost structure of the business and focused on profitable countries and are now able to concentrate on innovation and growth. For example, we took brands like Cornetto out of the static freezer box and into the growing soft-serve out-of-home sector, while continuing to target the in-home sector with innovations such as mini multi-packs and Cornetto snack-size ice cream, both of which made good progress.

We continued to widen the appeal of our ice creams to consumers who want fun, novelty and freshness. For example, we targeted consumers’ desire for indulgence (Magnum), refreshment (Solero) and kids fun (Paddle Pop).

We made good progress in Latin America and North America and, in the context of a poor summer, performed well in Europe.

In October 2002, the European Court of First Instance heard our appeal against the European Commission’s negative decision in the matter of cabinet exclusivity in Ireland. That decision remains suspended, while we await the ruling of the Court.

Frozen foods
Convenience combined with fresh-tasting, high quality ingredients drove the success of our Iglo, Bird’s Eye and Findus frozen ready meal solutions, which grew by 11%. Our overall frozen foods turnover fell by 8%, primarily due to disposals. A strong fourth quarter driven by quality innovations and brand support resulted in an underlying sales growth of 1% for the year.

Sales growth in ready meals was offset by the implications of the end of the BSE crisis, which last year drove stronger demand for fish, especially in the UK. Our frozen foods capability is a valuable asset across the portfolio, which we are now starting to test with other brands.

2001 results compared with 2000 at current exchange rates

	€ million 2001	€ million 2000	% Change

Turnover	7 727	7 869	(2)%
Operating profit	446	227	97%

Group turnover	7 727	7 848	(2)%
Group operating profit	446	225	98%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million 2001	€ million 2000	% Change

Turnover	7 748	7 866	(2)%

Operating profit BEIA	800	637	26%
Exceptional items	(331)	(394)
Amortisation of goodwill
and intangibles	(29)	(17)

Operating profit	440	226	95%

Operating margin	5.7%	2.9%
Operating margin BEIA	10.3%	8.1%

Ice cream
Our major ice cream brands performed well during 2001 and underlying sales grew by almost 3%. Progress was driven by innovations, such as Magnum snack-sizes, Cornetto miniature and multi-packs and Cornetto-branded soft ice cream.

A positive overall picture was affected by declining wrapped impulse sales in Germany and the UK. In North America our Canadian and US businesses delivered excellent underlying sales growth and much improved profits. The strength of our portfolio was demonstrated by the success of Ben & Jerry’s in the US super-premium market during its first full year as a Unilever business.

In line with our commitment to a world-class supply chain, we closed eight factories that were of limited long-term value and introduced more efficient ways of buying raw materials and packaging. We also eliminated certain poorly performing products and withdrew from nine countries where our ice cream business was unprofitable, including Colombia, Russia and Saudi Arabia.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

30	Operating review by category – Foods

Frozen foods
Our ongoing businesses in frozen foods achieved good profitable growth due to innovation and tight business focus.

The key growth drivers were products that met the demand for healthy and convenient foods. We successfully rolled out frozen high-quality meal ranges based on the Italian concept 4 Salti in Padella, including Birds Eye enjoy! in the UK. Our frozen snacks also performed well.

In 2001, we began successfully extending frozen food brands and products into our Foodsolutions business.

We disposed of our Gorton’s frozen seafood business in North America and the Frudesa business in Spain, but retained limited rights to use the Frudesa brand name. We also withdrew from frozen foods in Argentina.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Operating review by category – Home & Personal Care	31

Report of the Directors

Financial overview

	€ billion	€ billion	€ billion	%
	2002 at	2002 at	2001 at	Change at
	2002	2001	2001	2001
	rates	rates	rates	rates*

Turnover	20.8	22.7	22.8	0%

Operating profit	2.8	3.1	2.8	8%

Operating profit BEIA	3.2	3.5	3.1	11%

Operating margin*	13.5%	13.5%	12.4%
Operating margin BEIA*	15.3%	15.2%	13.6%

*   Calculated using unrounded numbers

Home & Personal Care
In 2002, we continued to focus resources behind the leading brands that are driving growth in our Home & Personal Care (HPC) division. They grew rapidly by meeting the differing everyday needs of people around the world.

In line with our Path to Growth strategy, these leading brands surged ahead with sales growth of 6.7%, while underlying sales increased by 5.2%. Turnover was flat, including the disposal of DiverseyLever. Operating profit BEIA rose by 11% and operating margin BEIA reached 15.2%.

Our global brand teams, who are responsible for major innovations, ensured focus and delivery in every region, with support from our new network of Global Technology Centres. Critical to this success was our continued research and development focus on fewer, global projects. For example, new innovations helped Dove achieve over 25% growth for the fourth successive year, led by the roll-out of the Dove hair range.

We continued to dispose of our non-core businesses, including the completion of the sale of DiverseyLever, our institutional and industrial cleaning business, and Atkinson’s, our Italian fragrance and personal care business.

Home care and professional cleaning

2002 results compared with 2001 at current exchange rates

	€ million	€ million	%
	2002	2001	Change

Turnover	8 579	10 467	(18)%
Operating profit	754	667	13%

Group turnover	8 565	10 432	(18)%
Group operating profit	755	666	13%

2002 results compared with 2001 at constant 2001 exchange rates

	€ million	€ million	%
	2002	2001	Change

Turnover	9 436	10 467	(10)%

Operating profit BEIA	1 027	886	16%
Exceptional items	(200)	(201)
Amortisation of goodwill and intangibles	(17)	(18)

Operating profit	810	667	21%

Operating margin	8.6%	6.4%
Operating margin BEIA	10.9%	8.5%

Unilever is among the world leaders in domestic home care, which includes hygiene and cleaning products. In 2002, underlying sales grew by 1% and operating margin BEIA improved by 2.4%, through the benefit of our savings programmes. Growth was driven by Looks Great, Snuggle and Comfort.

Although people wash their fabrics in many different ways they all want to achieve cleaner, stain-free, fresh feeling clothes and linen, with less effort.

Around the world, we repositioned Omo, our top performance washing detergent, as a brand for mothers and their families. This strategy was driven by the message that getting dirty is all part of the experience children need to learn and develop. It helped to consolidate Omo’s leading

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

32	Operating review by category – Home & Personal Care

position in Brazil and South Africa and to achieve market share gains in such countries as Morocco and Thailand.

In Morocco, Omo overtook its rivals to become the market leader. In Thailand, new innovations helped the brand to extend its leadership, while in South Africa it maintained its strong leadership position in a growing market.

Consumers increasingly demand detergents that don’t just clean their clothes but are also gentle on their skin. In the UK, we lead this growing ‘kind to skin’ market with Persil Non-Bio. To reinforce our position in the sector we launched Persil Aloe Vera. This successfully introduced new customers to the brand. During 2002, Persil achieved its highest market share for 10 years.

On 3 May 2002 we completed the sale of our DiverseyLever business to Johnson Professional Holdings Inc., leading to a 10% reduction in turnover, despite underlying sales growth of 1%.

2001 results compared with 2000 at current exchange rates

	€ million	€ million	%
	2001	2000	Change

Turnover	10 467	10 284	2%
Operating profit	667	578	15%

Group turnover	10 432	10 258	2%
Group operating profit	666	578	15%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million	€ million	%
	2001	2000	Change

Turnover	10 884	10 284	6%

Operating profit BEIA	926	917	1%
Exceptional items	(209)	(323)
Amortisation of goodwill and intangibles	(19)	(16)

Operating profit	698	578	21%

Operating margin	6.4%	5.6%
Operating margin BEIA	8.5%	8.9%

In 2001, turnover rose by 6%, however, operating margin BEIA was slightly down.

Laundry products generated nearly a third of the division’s income. In 2001, we retained our clear leadership in tablets in Europe, however, in Canada and the US, tablets showed slow consumer uptake.

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

In professional cleaning, DiverseyLever enjoyed a strong year with growth in both turnover and operating profit.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Operating review by category – Home & Personal Care	33

Report of the Directors

Personal care

2002 results compared with 2001 at current exchange rates

	€ million	€ million	%
	2002	2001	Change

Turnover	12 245	12 310	(1)%
Operating profit	2 062	2 159	(4)%

Group turnover	12 236	12 307	(1)%
Group operating profit	2 059	2 157	(5)%

2002 results compared with 2001 at constant 2001 exchange rates

	€ million	€ million	%
	2002	2001	Change

Turnover	13 273	12 310	8%

Operating profit BEIA	2 430	2 219	10%
Exceptional items	(166)	(49)
Amortisation of goodwill and intangibles	(12)	(11)

Operating profit	2 252	2 159	4%

Operating margin	17.0%	17.5%
Operating margin BEIA	18.3%	18.0%

In the personal care sector, Unilever is one of the world leaders in deodorants, anti-perspirants and hair care products. Our leading brands, which include Axe, Dove, Lux, Pond’s, Rexona, Signal and Sunsilk saw underlying sales growth of 10%. Turnover rose by 8%, with operating margin BEIA increasing to 18.3%.

From New York to New Delhi, image and beauty are important to millions of people. To meet their desire for attractive, healthy hair we continued to focus on Dove and Sunsilk.

The Dove hair range reached the number one position in its initial launch market of Korea and Taiwan and number two in Japan, where it was launched in 2001. During the year, we rolled out Dove shampoo and conditioners across more than 31 countries in Europe, Latin America and South East Asia.

In 2002, the underlying sales growth of Sunsilk was strong with good performances in Brazil and Mexico and new market entries in Algeria and Central America. In Ghana and South Africa we launched our new Afro Hair range. We further drove Sunsilk’s growth with the launch of new products, such as permanent colourant Pro-Color in Brazil and Argentina.

In Canada, we are migrating Pears to the highly successful North American brand Suave.

Washing away the everyday grime that builds up on skin is a daily ritual for countless people. In Brazil, although around 70 million consumers have black or mulatto skin, there had never been a mass-market soap specially designed for them. To meet their aspirations we launched a Lux variant specifically for this skin type.

Consumers want to feel clean and fresh all day, however hectic their lifestyles. This desire helped to drive growth in our deodorant business.

In 2002, the underlying sales growth of Axe was 17%, driven by powerful innovation in the core body spray range, including the launch of a new longer lasting 24-hour formulation. We launched Axe in North America with a campaign targeting young men between 14 and 24 – a group that spends around $8 billion a year on personal grooming products.

Rexona enjoyed strong growth with the best performance coming from our anti-perspirant deodorant for men. Rexona for Men grew by 30% in the core regions of Europe and Latin America.

A clean, bright smile can say more than words, whatever language you speak. In 2002, we sought to reinforce the strength of our Signal brand through a strong competitive position in the electric toothbrush market. We launched the first electric toothbrush to offer the choice of two heads – for cleaning and whitening.

Across the Home & Personal Care business our strong focus on leading brands and global innovations has left us well placed for further growth.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

34	Operating review by category – Home & Personal Care

2001 results compared with 2000 at current exchange rates

	€ million	€ million	%
	2001	2000	Change

Turnover	12 310	12 589	(2)%
Operating profit	2 159	837	158%

Group turnover	12 307	12 567	(2)%
Group operating profit	2 157	837	158%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million	€ million	%
	2001	2000	Change

Turnover	12 685	12 589	1%

Operating profit BEIA	2 298	2 034	13%
Exceptional items	(50)	(1 190)
Amortisation of goodwill and intangibles	(11)	(7)

Operating profit	2 237	837	167%

Operating margin	17.6%	6.7%
Operating margin BEIA	18.1%	16.2%

Personal care
Turnover increased by 1%, while operating margin BEIA improved. Our leading brands achieved sales growth of 7%, reflecting the strong performance of our global core brands, such as Axe, Dove, Rexona, Suave and Sunsilk.

Dove again surged ahead. It recorded its third consecutive year of over 25% growth with strong contributions from the new Nutrium bar in the US and shower and body care products in Europe. Another notable success was the brand’s move into hair care in Asia, where it reached number three in the Japanese shampoo and conditioner market within two months and contributed towards a 12% worldwide growth in our hair care business. The launch projected Unilever into a clear number one position in Japan, the second largest hair care market, with Lux, mod’s hair and Dove.

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

Rexona also made significant progress in the male anti-perspirant market, with Rexona for Men accounting for a growing proportion of the brand’s sales.

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

Our Prestige fragrance business faced difficult economic conditions, and turnover declined. Following the disposal of Elizabeth Arden, we integrated the designer fragrance portfolio into Unilever Cosmetics International. We expanded the Nautica fragrance range into Europe and launched fragrances under the BCBG banner in the US.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Financial review	35

Report of the Directors

The figures quoted in this review are in euros, at current rates of exchange, unless otherwise stated. The profit and loss and cashflow information is translated at average rates of exchange for the relevant year and the balance sheet information at year-end rates of exchange.

For definitions of key ratios referred to in this review please refer to page 115.

Critical accounting policies
The accounts comply in all material respects with UK generally accepted accounting principles and Netherlands law. To prepare the accounts, we are required to make estimates and assumptions, using judgement based on available information, including historical experience. These estimates and assumptions are reasonable and are re-evaluated on an ongoing basis. However, actual amounts and results could differ. Critical accounting policies are those which are most important to the portrayal of Unilever’s financial position and results of operations, and are described on pages 66 to 68. Unilever complies with UK Financial Reporting Standard 18, which requires that the most appropriate accounting policies are selected in all circumstances. Some of these policies require difficult, subjective or complex judgements from management, the most important being:

Retirement benefits:
Determining Unilever’s pension assets, obligations and expenses depends on certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in note 17 on page 88. Although the assumptions are thought to be appropriate, significant differences in actual experience or significant changes in assumptions may materially affect pension assets and obligations and future expenses.

Provisions:
Provision is made, amongst other reasons, for environmental and legal matters where a legal or constructive obligation exists at the balance sheet date and a reasonable estimate can be made of the likely outcome.

Market support costs:
Expenditure on market support costs, such as consumer promotions and trade advertising, is charged against profit in the year in which it is incurred. At each balance sheet date, we estimate the degree of expenditure incurred based on our knowledge of customer, consumer and promotional activity.

Goodwill, intangible and tangible fixed assets:
Following UK Financial Reporting Standard 11, United States SFAS 142 and SFAS 144, goodwill, intangible and tangible fixed assets are subject to review for impairment. Such reviews are performed by comparing the carrying value of the asset concerned to a valuation derived from discounted future cashflows. Significant assumptions are made in preparing these forecast cashflows; although these are believed to be appropriate, changes in these assumptions could change the outcomes of the impairment reviews.

The most significant goodwill is that arising from the purchase of Bestfoods. We have reviewed the goodwill related to the Bestfoods acquisition, by considering actual and planned growth rates of Bestfoods brands and the actual and planned synergy savings arising from its integration. No impairment loss has been identified.

Deferred tax:
Full provision is made for deferred taxation, as required under UK Financial Reporting Standard 19, at the rates of tax prevailing at the year-end unless future rates have been enacted, as detailed on page 68. Deferred tax assets are regularly reviewed for recoverability, and a valuation allowance is established to the extent recoverability is not considered likely.

Results – 2002 compared with 2001

The 7% strengthening of the average exchange rate for the euro against the basket of Unilever currencies impacted turnover, which fell by 7% to €48 760 million. Underlying sales growth of 4% was offset by the net impacts of acquisitions and disposals which reduced sales by 4%. The most significant disposal impact came from DiverseyLever and Mazola, offset by the increase in our holding in the Unilever Bestfoods Robertsons business in Africa and the Middle East.

Group turnover, excluding our share of the turnover of joint ventures, fell by 6% to €48 270 million. Our share of turnover from joint ventures fell to €490 million (2001: €692 million) as the increase in our holding in Unilever Bestfoods Robertsons resulted in its reclassification as a subsidiary.

Operating profit BEIA was €7 260 million (2001: €7 269 million). Operating margin BEIA improved to 14.9% from 13.9% in 2001. This underlying margin improvement reflects the continuing contribution from our Path to Growth strategy; it was offset by the strengthening of the euro leaving operating profit BEIA in line with 2001. Group operating profit BEIA was also flat at €7 165 million.

Amortisation of goodwill and intangibles was €1 261 million for the year, down from €1 423 million in 2001.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

36	Financial review

The decrease is primarily due to the strengthening of the euro during the year. Included in the charge is € 1 023 million in respect of Bestfoods.

Exceptional items for the year of €874 million included €1 215 million of restructuring costs, a credit of €249 million for the net profits and losses on business disposals and €98 million credit from the release of legal and environmental provisions following the settlement of certain legal claims in our favour. Associated costs included within operating profit BEIA were €191 million for the year (2001: €373 million).

The exceptional costs incurred during the year primarily relate to the Path to Growth initiatives announced in February 2000, and to the integration of Bestfoods. The total net cost of these programmes over 5 years is estimated to be €6.2 billion. Of the €5.0 billion incurred to date, €4.3 billion is exceptional and €0.7 billion is associated costs.

Operating profit and Group operating profit each fell by 3% to €5 125 million and €5 041 million respectively, with the underlying margin improvement offset by higher exceptional charges and the 7% average currency impact.

An overview of operating performance by region and product category is included in the Regional and Category texts on pages 18 to 23 and 24 to 34 respectively.

Net interest cost for the year was €473 million lower at €1 173 million as we benefited from strong cashflow from operations, the proceeds of business disposals, lower interest rates and the favourable effect of currency movements. Net interest cover for the year was 4.5 times, up from 3.2 times in 2001. The net interest cover on the basis of EBITDA (BEI) was 7 times (2001: 5 times).

The Group’s effective tax rate on profit for the year was 38.7% (2001: 42.7%). This rate reflects the non-deductibility of the Bestfoods goodwill amortisation and a lower effective tax rate on net exceptional items. The underlying tax rate on normal operations for the year was 32.2% (2001: 33.7%).

Minority interests increased to €312 million (2001: €239 million), mainly as a result of a fiscal policy change affecting local shareholders in India.

Net profit for the year rose by 16% to €2 129 million; combined earnings per share were up 18%; combined earnings per share BEIA increased by 14%.

Return on capital employed increased to 11% from 9% in 2001.

Results – 2001 compared with 2000
Turnover rose by 9% to €52 206 million.

Group turnover increased by 8% to €51 514 million. This increase was driven by underlying sales growth of 4%, compared with 1.5% in 2000, combined with a net effect from acquisitions and disposals of an increase of 7%. The most significant of these were the acquisition of Bestfoods and the disposal of Elizabeth Arden and some European soups and sauces brands. This growth was offset by a 3% strengthening of the average exchange rate for the euro against the basket of Unilever currencies.

As a result of the Bestfoods acquisition, the Group’s share of joint venture turnover increased by 43% to €692 million.

Group operating profit BEIA of €7 149 million increased by 25% for the year. The improvement in group operating margin BEIA by 1.9% to 13.9% reflected the ongoing contribution from Path to Growth restructuring and procurement savings and the successful integration of Bestfoods.

Amortisation of goodwill and intangibles was €1 387 million compared with €435 million in 2000. The increase was primarily the result of a full year’s amortisation charge for acquisitions made partway through 2000. Included in this charge was €1 170 million for Bestfoods and €193 million as a result of other acquisitions in 2000, principally Slim•Fast, Ben & Jerry’s, Cressida and Amora Maille.

Exceptional items for the year were €588 million, which included €1 515 million of restructuring investment and profits on disposals of €927 million. Of the latter, €811 million related to the profit on the sale of the brands to secure regulatory approval for our acquisition of Bestfoods and €114 million related to profit on the sale of Unipath. Associated costs included within operating profit BEIA were €373 million in 2001.

Group operating profit increased by 63% to €5 174 million, primarily being the net impact of acquisitions and disposals offset by an increase in the amortisation charge.

The share of operating profit of joint ventures increased to €84 million (2000: €57 million), reflecting a full year of the Bestfoods’ joint ventures.

Net interest cost rose to €1 646 million compared with €632 million in 2000. This reflected the increase in the level of borrowings during 2000 to fund acquisitions, principally Bestfoods. Cash generation from disposals during the year, along with proceeds from the sale of the European bakery business in 2000, reduced the interest charge by approximately €80 million. Net interest cover for the year was just over 3 times. The net interest cover on the basis of EBITDA (BEI) was 5 times for the year.

The Group’s effective tax rate for the year was 42.7% (2000: 49.3%). This rate reflected the non-deductibility of

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Financial review	37

Report of the Directors

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

2002

Dividends and market capitalisation
Ordinary dividends paid and proposed on PLC ordinary capital amounted to 16.04p per 1.4p share (2001:14.54p), an increase of 10% per share. Ordinary dividends paid and proposed on the NV ordinary capital amount to €1.70 per €0.51 share (2001: €1.56), an increase of 9% per share. The ratio of dividends to profit attributable to ordinary shareholders was 79.5% (2001: 85.6%).

Unilever’s combined market capitalisation at 31 December 2002 was €59.9 billion (2001: €64.5 billion).

Balance sheet
The euro strengthened considerably against most other Unilever currencies between the two balance sheet dates. This resulted in an exchange loss on translation of opening balances and of movements of €1 517 million. Significant translation losses in Argentina and Brazil were partly offset by the translation gain on the highly geared balance sheet of our US business. Profit retained, after accounting for dividends, the writeback of goodwill on disposal of DiverseyLever and for the retranslation impact, decreased by €640 million to €5 777 million.

Total capital and reserves decreased to €5 867 million (2001: €6 993 million) reflecting the above movements in profit retained together with a €551 million net increase in shares held to meet employee share option plans.

Cashflow
Cashflow from operations increased by €386 million to €7 883 million. Strong underlying cashflows and working capital improvements were partly offset by higher restructuring outflows, and the impact of the strengthening of the euro on the consolidated figures.

Capital expenditure of €1 313 million was 15% below 2001 levels and at 2.7% of turnover continues the reducing trend of recent years.

Acquisition activity in the year was limited. The most significant transaction was the purchase of an additional 9% share in the Bestfoods Robertsons businesses in Africa and the Middle East. During the year cash proceeds of

€1 834 million were received from the disposal of 35 businesses, notably DiverseyLever and Mazola.

Finance and liquidity
Unilever aims to be in the top third of a reference group for Total Shareholder Return of 21 international consumer goods companies, as explained on pages 40 and 41. The Group’s financial strategy supports this objective and provides the financial flexibility to meet its strategic and day-to-day needs. The key elements of the financial strategy are:

•	Appropriate access to equity and debt capital
•	Sufficient flexibility for tactical acquisitions
•	A1/P1 short-term credit rating
•	Sufficient resilience against economic turmoil
•	Optimal weighted average cost of capital, given the constraints above

An EBITDA (BEI) net interest cover greater than 8 times is consistent with this strategy. An interest cover below this level is acceptable for a period following major acquisitions.

The definition and further details on the EBITDA (BEI) net interest cover ratio are given on pages 114 and 115.

Other relevant disclosures are given in notes 14 and 15 on pages 83 to 86.

Unilever concentrates cash in the parent and finance companies in order to ensure maximum flexibility in meeting changing business needs. Operating subsidiaries are financed through the mix of retained earnings, third party borrowings and loans from parent and group financing companies that is most appropriate to the particular country and business concerned.

Unilever maintains access to global debt markets through an infrastructure of short-term debt programmes (principally US domestic and euro commercial paper programmes) and long-term debt programmes (principally a US Shelf registration and euro-market Debt Issuance Programme). Debt in the international markets is, in general, issued in the name of NV, PLC or Unilever Capital Corporation. NV and PLC will normally guarantee such debt where they are not the issuer.

Unilever has committed credit facilities in place to support its commercial paper programmes and for general corporate purposes. The committed credit facilities in place at the end of 2002 were: bilateral committed credit facilities of in aggregate US $3 737 million, bilateral notes commitments of in aggregate US $400 million and bilateral money market commitments of in aggregate US $2 080 million. Further details of these facilities are given in note 14 on page 84.

In 2002 a total of €3 195 million was raised through term financing. The term financing mainly consisted of a US $650 million 5 1/2 year eurobond issued in June, a €1 billion 5-year eurobond issued in September and a US $1 billion 30-year Global Bond issued in November. In addition Unilever Thai Trading Limited (UTT) raised the

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

38	Financial review

equivalent of €418 million of term financing in the Thai capital market, all of which carried a Unilever NV guarantee excluding political risk, through a combination of bank loans and the issuance of a debenture with a 5-year maturity.

During 2002, net debt decreased to €16 966 million (2001: €23 199 million). This was due to strong operating cash flow, the proceeds of business disposals and the favourable effect of currency movements.

Borrowings at the end of 2002 totalled €20 444 million (2001: €25 500 million). Taking into account the various cross currency swaps and other derivatives, 78% of Unilever’s borrowings were in US dollars, 1% in euros and 7% in sterling with the remainder spread over a large number of other currencies.

Long-term borrowings decreased by €3 288 million to €10 933 million at the end of 2002. At the end of 2002 short-term borrowings were €9 511 million (2001: €11 279 million), including €4 854 million of long-term debt coming to within a year of maturity at the year-end. At the end of 2002, 68% of the long-term debt is repayable within five years (2001: 77%).

Unilever’s contractual obligations at the end of 2002 include capital expenditure commitments, borrowings, operating lease commitments and other commitments. Details are set out in the following notes to the accounts: note 10 on page 81, note 14 on page 83, and note 24 on page 99. Details on derivatives are given in note 15 on pages 85 and 86.

Cash and current investments at the end of 2002 totalled €3 478 million (2001: €2 301 million); these funds were held in euros (34%), sterling (4%), US dollars (14%), and other currencies (48%). The funds are mainly to support day-to-day needs and are predominantly invested in short-term bank deposits and high-grade marketable securities.

Treasury and hedging policies
Unilever Treasury’s strategic purpose is to provide financial flexibility in support of Unilever’s Path to Growth strategy within the context of the financial strategy set out in the ‘Finance and liquidity’ section above. Unilever Treasury’s role is to ensure that appropriate financing is always available for all value-creating investments. Additionally, Treasury delivers financial services to allow operating companies to manage their financial transactions and exposures in an efficient, timely and low cost manner.

Unilever Treasury operates as a service centre and is governed by policies and plans agreed by the Executive Committee of the Board. In addition to policies, guidelines and exposure limits, a system of authorities and extensive independent reporting covers all major areas of activity. Performance is monitored closely. Reviews are undertaken by the corporate internal audit function.

The key financial instruments used by Unilever are short- and long-term borrowings, cash and other fixed and current investments and certain straightforward derivative instruments, principally comprising interest rate swaps and foreign exchange contracts. The accounting for derivative instruments is discussed in Accounting policies on page 68. The use of leveraged instruments is not permitted.

Unilever Treasury manages a variety of market risks, including the effects of changes in foreign exchange rates, interest rates and credit spreads. Other risks managed include liquidity, country and counterparty risks.

Unilever has an interest rate management policy aimed at optimising net interest cost and reducing volatility. This is achieved by modifying the interest rate exposure of debt and cash positions through the use of interest rate swaps. At the 2002 year-end the application of this policy resulted in approximately 80% of our projected net debt for 2003 and 47% for 2004 being fixed.

Unilever’s foreign exchange policy requires that operating companies hedge trading and financial foreign exchange exposures. This is achieved primarily through the use of forward foreign exchange contracts. Some flexibility is permitted within overall exposure limits. At year-end there was no material exposure from companies holding assets and liabilities other than in their functional currency.

Unilever aims to hedge its net investment in operating companies through borrowings in the same currency, except where inhibited by local regulations, lack of local liquidity or local market conditions. An exception may also be made where the economic value of the net assets locally is considered to exceed their book value substantially. The business in the US is one such example where the economic value of the assets is considerably in excess of book value and accordingly we have higher US dollar debt. From time to time, currency revaluations will trigger exchange translation movements in our balance sheet as a result of these exceptions.

In 2002, we suffered significant retranslation differences as a result of the devaluations in Brazil (€1 106 million) and Argentina (€502 million), partly offset by the effect of the weakening of the US dollar. The above figures reflect the effect exchange rate movements have on the book values of assets and liabilities but do not take into account the underlying value of our assets or future earnings potential in the countries involved.

Our policies and strategies for the management of liquidity risk are discussed in more detail on pages 37 and above.

Counterparty exposures are minimised by restricting dealing counterparties to a limited number of financial institutions that have secure credit ratings, by working within agreed counterparty limits and by setting limits on the maturity of exposures. Counterparty credit ratings are closely monitored and concentration of credit risk with any single counterparty

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Financial review	39

Report of the Directors

is avoided. There was no significant concentration of credit risks with any single counterparty as at the year-end.

As a result of hedging the share option plans for employees, we are exposed to movements in our own share price. In recent years we have hedged this risk through buying Unilever shares in the market when the share option is granted and holding these shares until the share option is exercised or lapses. In 2001 we also entered into a contract with a bank for the forward purchase of Unilever shares, further details of which are given in note 15 on page 86. At the year-end 92% of all outstanding employee share options were hedged; based on Unilever’s experience with the exercise level of options we consider this percentage as being fully hedged.

Risk management
The following discussion about risk management activities includes ‘forward-looking’ statements that involve risk and uncertainties. The actual results could differ materially from those projected. See the ‘Cautionary Statement’ on page 2.

The analysis below presents the sensitivity of the fair value of the financial and derivative instruments the Group held at 31 December 2002, to the hypothetical changes described below.

Interest rate risk
The fair values of debt, investments and related hedging instruments are affected by movements in interest rates. The analysis shows the sensitivity of the fair value of interest rate sensitive instruments to a hypothetical 10% change in the interest rates across all maturities as at 31 December 2002.

Foreign exchange rate risk
The fair values of debt, investments and hedging instruments, denominated in currencies other than the functional currency of the entities holding them, are subject to exchange rate movements. The analysis shows the sensitivity of these fair values to a hypothetical 10% change in foreign exchange rates as at 31 December 2002.

Fair value changes:

	Sensitivity to a hypothetical 10% change in rates as at 31 December
	€ million	€ million
	2002	2001

Interest rate risk	298	243
Foreign exchange rate risk	1	28

Further details on derivatives, foreign exchange exposures and other related information on financial instruments are given in note 15 on pages 85 and 86.

Supply risk and commodities contracts
Unilever’s products are manufactured from a number of raw materials. While materials are expected to be in adequate supply, any shortages or disruptions in supply would have a material adverse effect on gross margin.

Some of our businesses, principally edible fats companies in Europe, may use forward contracts over a number of oils to hedge future requirements. We purchase forward contracts in bean, rape, sunflower, palm, coconut and palm kernel oils, almost always for physical delivery. We may also use futures contracts to hedge future price movements; however, the amounts are not material. The total value of open forward contracts at the end of 2002 was €417 million compared with €292 million in 2001.

In addition, our plantations businesses may use forward contracts for physical delivery of palm oil and tea under strictly controlled policies and exposure limits. We had no material outstanding contracts at the end of 2002.

Distribution
Unilever’s products are generally sold through its sales force and through independent brokers, agents and distributors to chain, wholesale, co-operative and independent grocery accounts, food service distributors and institutions. Products are distributed through distribution centres, satellite warehouses, company-operated and public storage facilities, depots and other facilities.

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

Impact of price changes
Information concerning the impact of price changes on tangible fixed assets and depreciation is shown in note 10 on page 81.

Other risk factors
Particular risks and uncertainties that could cause actual results to vary from those described in forward-looking statements within this document, or which could impact on our ability to meet our published targets under the Path to Growth strategy – which consists of focusing resources on leading brands, closing manufacturing sites and re-organising or divesting under-performing businesses – include those previously described above and the following:

•	Managing restructuring and reorganisation programmes: Unilever has announced wide-ranging business restructuring initiatives. This high level of change absorbs considerable management time and can interrupt normal business operations.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

40	Financial review

•

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

•	Economic conditions in developing countries:
About a third of Unilever’s sales come from the group of developing and emerging economies. These markets are also an important source of our growth. These economies are more volatile than those in the developed world, and there is a risk of downturns in effective consumer demand that would reduce the sales of our products.

•	Borrowings:
The Group had borrowings totalling €20 444 million at the end of 2002. Any shortfalls in our cashflow commitments to service these borrowings could undermine our credit rating and overall investor confidence. Market, interest rate and foreign exchange risks to which the Group is exposed are described on page 39.

•	Price volatility of raw materials:
Unilever’s raw materials cover a wide range of agricultural and mineral products that are subject to movements in cyclical commodity prices. There may be times when increases in these prices cannot be recovered fully in selling prices due to competitor actions or weakness in effective consumer demand.

•	Reputation:
Unilever has a good corporate reputation and many of our businesses, which operate in around 100 countries around the world, have a high profile in their region. Unilever products carrying our famous brand names are sold in over 150 countries. Should we fail to meet high product safety, social, environmental and ethical standards in all our operations and activities, Unilever's corporate reputation could be damaged, leading to the rejection of our products by consumers, devaluation of our brands and diversion of management time into rebuilding our reputation. Examples of initiatives to manage key social and environmental risks are mentioned on pages 11 and 12.

•	Customer relationships:
Sales to large customers or sales via specialised distribution channels are significant in some of our businesses. The loss of a small number of major customers or a major disruption of a specialised distribution channel could have an adverse effect on the Group’s business and results of operations.

•	Developing our managers:
Unilever’s performance requires that it have the right calibre of managers in place. We must compete to obtain capable recruits for the business, and then train them in the skills and competencies that we need to deliver growth.

•	Our brands:
A key element of our Path to Growth strategy is the development of a small number of global, leading brands. Any adverse event affecting consumer confidence or continuity of supply of such a brand would have an impact on the overall business.

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

Unilever’s TSR target is to be in the top third of a reference group of 21 international consumer goods companies on a three year rolling basis.

At the end of 2001 we were positioned 15th and during 2002 we rose to 12th, outside our target position which remains the top third of our reference group. This position is influenced by the decline in the share price in the latter part of 1999. On a one year basis, our TSR has been in the top third of the reference group for each of the last two years.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Financial review	41

Report of the Directors

Unilever’s position relative to the TSR reference group

In 2002 the following companies formed the peer group of comparative companies:

Avon	Lion
Beiersdorf	L’ Oréal
Cadbury Schweppes	Nestlé
Clorox	Orkla
Coca-Cola	Pepsico
Colgate	Philip Morris
Danone	Procter & Gamble
Gillette	Reckitt Benckiser
Heinz	Sara Lee
Kao	Shiseido

Significant changes
Any important developments and post-balance sheet events that have occurred since 31 December 2002 have been noted in this Annual Report & Accounts and Form 20-F 2002. Otherwise, there have been no significant changes since the year end.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

42	Corporate governance

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

NV and PLC are holding and service companies. Our businesses are carried out by our group companies around the world. The holding companies have agreed to co-operate in all areas, to exchange all relevant business information and to ensure all group companies act accordingly. Usually, shares in the group companies are held ultimately by either NV or PLC, with the main exception being that the US companies are owned by both and, as a result of the legal integration of Bestfoods into Unilever, a number of the group companies are partly held by Unilever United States, Inc. These group companies are therefore also ultimately owned jointly by NV and PLC.

These arrangements are designed to create a balance between the funds generated by the NV and PLC parts of the Group.

See pages 128 to 131 for a listing of the Group’s principal subsidiaries and also Control of Unilever on page 138.

Legal structure of the Group

Directors
The Chairmen and all of the directors are full-time executives and directors of both NV and PLC and, as well as holding specific management responsibilities, they are responsible for the conduct of the business as a whole.

The Chairmen of NV and PLC are the principal executive officers of Unilever.

Our operations are organised into two global divisions – Foods and Home & Personal Care – headed by Division Directors. Reporting to their respective Division Directors are the Foods and the Home & Personal Care Business Presidents, responsible for the profitability of their regional and global businesses. For details of the Division Directors and Business Presidents, see pages 46 to 48.

The directors have set out a number of areas for which the Boards have direct responsibility for decision-making. They meet to consider the following corporate events and actions:

•	Agreement of quarterly results announcements
•	Approval of the Annual Report and Accounts
and Form 20-F
•	Declaration of dividends
•	Convening of shareholders’ meetings
•	Approval of corporate strategy
•	Authorisation of major transactions

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

Directors are elected by shareholders at the Annual General Meetings of NV and PLC, to hold office until the end of the next Annual General Meetings. For details of the nomination procedure for directors, see Control of Unilever on page 138. All directors submit themselves for re-election each year and retire at the latest by the age of 62. They are executive officers, and cease to hold executive office on ceasing to be directors. We appoint our other executive officers, who are full-time, for an indefinite period. These other executive officers are the corporate officers listed on page 48. None of our directors or executive officers is elected or appointed under any arrangement or understanding.

A procedure is in place to enable directors, if they so wish, to seek independent professional advice. On election, directors are briefed thoroughly on their responsibilities.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Corporate governance	43

Report of the Directors

All of our directors have been with Unilever full-time for at least five years, and in most cases for most of their business careers. For details see pages 46. There are no family relationships between any of our directors or executive officers.

Advisory Directors
The Advisory Directors are the principal external presence in the governance of Unilever. The role of an independent Advisory Director involves giving advice to the Boards in general, and to the Executive Committee in particular, on business, social and economic issues. One of their key roles is to assure the Boards that our corporate governance provisions are adequate and reflect, as far as possible, best practice. They serve on certain key Board committees, the roles and membership of which are described below.

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

Their remuneration is determined by the Boards and this is reported on page 59. All appointments and re-appointments are based on the recommendations of the Nomination Committee.

In the context of Unilever’s unique arrangements for corporate governance, all the Advisory Directors are considered to be independent of Unilever. The report on pages 59 and 60 describes the relationships between the Advisory Directors and Unilever.

Unilever has always aspired to high standards of corporate governance and in the light of the latest developments in Europe and the US, it is keeping its arrangements under active review. We currently anticipate concluding this review early in 2004.

Board Committees
The directors have established the following committees:

Executive Committee
The Executive Committee comprises the Chairmen of NV and PLC and five other members: the two Division Directors for Foods and for Home & Personal Care; the Corporate

Development Director; the Financial Director; and the Personnel Director. Members of the Executive Committee are appointed by all of the directors for one year at a time. The Executive Committee is responsible for agreeing priorities and allocating resources, setting overall corporate targets, agreeing and monitoring divisional strategies and plans, identifying and exploiting opportunities created by Unilever’s scale and scope, managing external relations at the corporate level and developing future leaders. The Executive Committee generally meets formally at least monthly and is chaired, alternately, by the Chairmen of NV and PLC. The Committee is supplied with information by the Executive Committee Secretariat.

Audit Committee
The Audit Committee comprises a minimum of three Advisory Directors. The Committee has historically met three times a year and in accordance with its new charter plans to meet five times a year from 2003. It is chaired by Hilmar Kopper, and its other members are Oscar Fanjul and Claudio X Gonzalez. The Committee’s meetings are attended by the Financial Director, the General Counsel, the Controller, the Chief Auditor and our external auditors. The Committee reviews the overall risk management and control environment, financial reporting arrangements and standards of business conduct. It also provides independent monitoring of internal control arrangements. The Chief Auditor ensures that the Committee is supplied with necessary information. Both the Chief Auditor and the external auditors have direct access to the Audit Committee separately from other management.

See page 61 for the Report of the Audit Committee to the shareholders.

Corporate Risk Committee
The Corporate Risk Committee currently comprises the Financial Director, the Foods Director, the Home & Personal Care Director, the Personnel Director, the General Counsel, the Chief Auditor and the Controller. It meets at least twice a year. The objective of the Committee is to assist the Boards to carry out their responsibilities to ensure effective risk management and systems of internal control. It reports to the Boards, the Executive Committee and, as relevant, to the Audit Committee. The Committee is supplied with information by the Controller.

External Affairs and Corporate Relations Committee
The External Affairs and Corporate Relations Committee currently comprises five Advisory Directors and normally meets four times a year. It is chaired by Lady Chalker, and its other members are Lord Brittan, Senator George J Mitchell, Charles R Shoemate and Professor Wim Dik. The Committee oversees the Code of Business Principles, advises on external matters of relevance to the business – including issues of corporate social responsibility – and reviews our corporate relations strategy. The Committee is supplied with necessary information by the Corporate Development Director.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

44	Corporate governance

Nomination Committee
The Nomination Committee comprises a minimum of three Advisory Directors and the Chairmen of NV and PLC and meets at least once a year. It is chaired by Frits Fentener van Vlissingen and its other members are Antony Burgmans, Bertrand Collomb, Niall FitzGerald, Lord Simon and Jeroen van der Veer. It recommends to the Boards candidates for the positions of Director, Advisory Director and Executive Committee member. The Committee is supplied with information by the Joint Secretaries.

Remuneration Committee
The Remuneration Committee currently comprises four Advisory Directors and meets at least three times a year. It is chaired by Frits Fentener van Vlissingen, and its other members are Bertrand Collomb, Lord Simon and Jeroen van der Veer. It reviews executive directors’ remuneration and is responsible for the executive share-based incentive plans. The Committee determines specific remuneration packages for each of the directors. The Committee is supplied with information by J A A van der Bijl, Joint Secretary of Unilever.

The detailed report to shareholders on directors’ remuneration is on pages 49 to 60.

Routine business committees
Committees are set up to conduct routine business as and when they are necessary. They comprise any two of the directors and certain senior executives and officers of the Company. They administer certain matters previously agreed by the Boards or the Executive Committee. The Joint Secretaries are responsible for the operation of these committees.

All committees are formally set up by Board resolution with carefully defined remits. They report regularly and are responsible to the Boards of NV and PLC.

Requirements in the Netherlands and the UK
Unilever is subject to corporate governance requirements in both the Netherlands and the United Kingdom. A vital factor in the arrangements between NV and PLC is their having the same directors. The concept of the non-executive director, as recognised in the United Kingdom, is not a standard feature of corporate governance in the Netherlands, and the supervisory board, as recognised in the Netherlands, is unknown in the United Kingdom. It has hitherto not been considered practicable to appoint supervisory or non-executive directors who could serve on both Boards. Nevertheless, Unilever’s Advisory Directors have long provided a strong independent element, performing many of the functions of supervisory and non-executive directors. The Audit, External Affairs and Corporate Relations and Remuneration Committees consist exclusively of Advisory Directors and the majority of the members of the Nomination Committee are Advisory Directors. See pages 46 and 47 for details.

The Committee on Corporate Governance in the Netherlands issued its report ‘Recommendations on

Corporate Governance in the Netherlands’ in 1997. NV applies the Committee’s recommendations for supervisory directors to its Advisory Directors in so far as these are in line with their specific role within Unilever. NV complies with all other recommendations of the Committee except that the Board of Directors takes the view that requests for an item to be placed on the agenda for a shareholders’ meeting must be supported by more than an insignificant proportion of the shareholders and will therefore only accept requests from a shareholder or group of shareholders holding at least 1% of the voting rights attaching to the issued share capital of NV. Requests must be submitted, at the latest, 60 days prior to the date of the meeting.

PLC is required, as a company that is incorporated in the United Kingdom and listed on the London Stock Exchange, to state how it has applied the principles and how far it has complied with the provisions set out in Section 1 of the Combined Code (‘the Combined Code’) appended to the United Kingdom Listing Rules.

As already explained, the Boards exercise control through the Executive Committee. Responsibilities are shared by the Chairmen of NV and PLC, while the Advisory Directors perform many of the functions of the supervisory board members or non-executive directors, although they are not formally members of the Boards. For the purposes of the Combined Code, the Boards have not appointed a senior independent director, on the basis that issues for the Boards can be raised with whichever Advisory Director is the Chairman of the relevant Board Committee and the Advisory Directors are entitled to meet as a body and appoint a senior member as their spokesman.

Unilever’s remuneration policy is contained within the report on the directors’ remuneration and interests on pages 49 to 60. This also deals with aspects of non-compliance with the Combined Code in this area. Members of the Audit, Remuneration and Nomination Committees will be available to answer questions at the Annual General Meetings of both NV and PLC. The members attending each meeting will not necessarily include the Chairman of the Committee, since these meetings take place at about the same time in Rotterdam and London respectively.

A description of Unilever’s compliance with ‘Internal Control – Guidance for Directors on the Combined Code’ is given on pages 63 and 64.

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

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Corporate governance	45

Report of the Directors

introduce undesirable and unnecessary complexity. Since the Advisory Directors are not formally members of the Boards, it would be inappropriate for one of them to act as Chairman.

In all other respects, PLC has complied with the Combined Code throughout 2002.

Auditors
Subject to the annual appointment of auditors by the shareholders and in addition to our ongoing process of monitoring the auditors’ performance, we undertake a formal review every three years. The most recent review was completed in November 2002. As a result, and on the recommendation of the Audit Committee, the directors will be proposing the re-appointment of PricewaterhouseCoopers at the AGMs on 7 May 2003 (see pages 134 and 137).

Both the Executive Committee and the auditors have for many years had safeguards to avoid the possibility that the auditors’ objectivity and independence could be compromised. In particular, our procedures in respect of other services provided by PricewaterhouseCoopers are:

•	Audit related services – This is work that, in their position as the auditors, they must or are best placed to undertake. It includes formalities relating to borrowings, shareholder and other circulars, various other regulatory reports and work in respect of acquisitions and disposals.

•	Tax services – In cases where they are best suited, we use the auditors. All other significant tax consulting work is put to tender.

•	General consulting – Throughout 2002 our policy was that our external auditors may not tender for any new general consulting work. Previously, they were able to tender for general consulting projects.

These safeguards have been approved by the Audit Committee and are regularly reviewed and updated in the light of internal developments, external requirements and best practice. Non-audit services to be undertaken by our external auditors are now approved in advance by the Audit Committee.

The auditors report to the directors and the Audit Committee on the actions they take to comply with the professional and regulatory requirements and best practice designed to ensure their independence from Unilever, including, for example, the periodic rotation of key team members. The lead partner in charge of the audit changed in 2001.

See note 2 on page 77 for the actual payments made to PricewaterhouseCoopers.

Relations with shareholders and other investors
We believe it is important both to explain the business developments and financial results to investors and to understand their objectives. Within the Executive Committee, the Financial Director has lead responsibility for investor relations, with the active involvement of the Chairmen. They are supported by an Investor Relations Department which organises presentations for analysts and institutional investors. Such presentations are generally made available on our website. Briefings on quarterly results are given via teleconference and are accessible by telephone or via our website. Briefings are similarly given to update the market between each quarterly announcement. For further information visit our website at www.unilever.com.

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

Electronic communication is becoming an important medium for shareholders, providing ready access to shareholder information and reports, and for voting purposes. Shareholders of PLC in the United Kingdom can now choose to receive electronic notification that the Annual Review, Annual Report & Accounts and Form 20-F and Notice of Annual General Meeting have been published on our website, instead of receiving printed copies, and can also electronically appoint a proxy to vote on their behalf at the Annual General Meeting. Registration for electronic communication by shareholders of PLC can be made at www.shareview.co.uk.

Reporting to shareholders
The directors’ responsibilities are set out formally on page 63 and 64. The report to shareholders on directors’ remuneration and interests is set out on pages 49 to 60. The report of the Audit Committee is set out on page 61.

The responsibility of the auditors to report on these matters is set out on page 65.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

46	Corporate governance

Biographical details:

Directors

Antony Burgmans*1
Chairman, Unilever N.V.
Aged 56. Chairman of Unilever N.V. and Vice-Chairman of Unilever PLC since 4 May 1999. Joined Unilever 1972. Appointed director 8 May 1991. Previous posts include: Vice-Chairman of Unilever N.V. 1998. Business Group President, Ice Cream & Frozen Foods – Europe and Chairman of Unilever Europe Committee 96/98. Responsible for South European Foods business 94/96. Personal Products Co-ordinator 91/94. External appointments include: Member, Supervisory Board of ABN AMRO Bank N.V. and International Advisory Board of Allianz AG.

Niall FitzGerald KBE*1
Chairman, Unilever PLC
Aged 57. Chairman of Unilever PLC and Vice-Chairman of Unilever N.V. since 1 September 1996. Joined Unilever 1967. Appointed director 20 May 1987. Previous posts include: Vice-Chairman of Unilever PLC 1994. Detergents Co-ordinator 91/95. Member, Foods Executive 89/91. Edible Fats & Dairy Co-ordinator 89/90. Financial Director 87/89. External appointments include: Non-executive director of Reuters Group PLC.

Clive Butler*
Corporate Development Director
Aged 56. Corporate Development Director since 1 January 2001. Joined Unilever 1970. Appointed director 6 May 1992. Previous posts include: Category Director, Home & Personal Care 1996. Personnel Director 93/96. Corporate Development Director 1992. External appointments include: Non-executive director of Lloyds TSB Group plc.

Patrick Cescau*9
Foods Director
Aged 54. Foods Director since 1 January 2001. Joined Unilever 1973. Appointed director 4 May 1999. Previous posts include: Financial Director 1999. Controller and Deputy Financial Director 98/99. President, Lipton USA 97/98. President, Van den Bergh Foods USA 95/97. Chairman, Indonesia 91/95. External appointments include: Non-executive director of Pearson plc.

Keki Dadiseth*9
Home & Personal Care Director
Aged 57. Home & Personal Care Director since 1 January 2001. Joined Unilever 1973. Appointed director 3 May 2000. Previous posts include: Hindustan Lever Chairman 1996, Vice-Chairman and Managing Director 95/96. External appointments include: Non-executive director of The Indian Hotels Company. Member, International Advisory Board of DaimlerChrysler AG.

André baron van Heemstra*9
Personnel Director
Aged 57. Personnel Director since 3 May 2000. Joined Unilever 1970. Appointed director 3 May 2000. Previous posts include: Business Group President, East Asia Pacific 1996. Chairman, Langnese-Iglo 92/96.

Rudy Markham*10
Financial Director
Aged 56. Financial Director since 4 August 2000. Joined Unilever 1968. Appointed director 6 May 1998. Previous posts include: Strategy & Technology Director 1998. Business Group President, North East Asia 96/98. Chairman, Nippon Lever Japan 92/96. Group Treasurer 86/89. External appointments include: Non-executive director of Standard Chartered PLC.

Charles Strauss
President, Home & Personal Care North America and Global Prestige Business. Chairman, North America Committee
Aged 60. Joined Unilever 1986 upon Unilever’s acquisition of Ragú Foods. Appointed director 3 May 2000. Previous posts include: Business Group President, Latin America 96/99. President, Lever Brothers USA 93/96. Chairman, Langnese-Iglo 89/92. External appointments include: Non-executive director of Hartford Financial Services Group, Inc.

* Member Executive Committee

Advisory Directors

The Rt Hon The Lord Brittan of Spennithorne QC, DL2
Aged 63. Appointed 2000. Vice-Chairman of UBS Warburg and Chairman of UBS Warburg Ltd. Member of the European Commission and Vice-President 89/99. Member of the UK Government 79/86. Home Secretary 83/85 and Secretary of State for Trade and Industry 85/86.

Baroness Chalker of Wallasey3
Aged 60. Appointed 1998. Director of Freeplay Energy plc, Development Consultants International, Group 5 (Pty) Ltd and Ashanti Goldfields Company Ltd. UK Minister of State at the Foreign and Commonwealth Office 86/97. Created Life Peer in 1992. Member of Parliament for Wallasey 74/92.

Bertrand Collomb1,4
Aged 60. Appointed 1994. Chairman and CEO of Lafarge S.A. Director of Vivendi Universal, TotalFinaElf and Atco. Member, Supervisory Board of Allianz AG and Advisory Board of Banque de France.

Professor Wim Dik2
Aged 64. Appointed 2001. Professor at Delft University of Technology. Chairman, Supervisory Boards of Van Gansewinkel Groep and Holland Casino. Member, Supervisory Boards of ABN AMRO Bank N.V., Vos Logistics and Tele Atlas N.V. Non-executive director of Aviva plc and LogicaCMG plc. Chairman and CEO of Koninklijke PTT Nederland (KPN) 88/98 and Koninklijke KPN N.V. (Royal Dutch Telecom) 98/00. Minister for Foreign Trade, Netherlands 81/82.

Oscar Fanjul7
Aged 53. Appointed 1996. Honorary Chairman of Repsol-YPF S.A. Director of Marsh & McLennan Companies, the London Stock Exchange, ACERINOX S.A., Técnicas Reunidas S.A. Member, International Advisory Boards of Marsh & McLennan and The Chubb Corporation. Member, European Advisory Board of the Carlyle Group. Chairman and CEO Repsol 86/96. Chairman of Hidroeléctrica del Cantábrico S.A. 99/01. Secretary General and Under Secretary, Spanish Ministry of Industry and Energy 83/85.

Frits Fentener van Vlissingen5,6
Aged 69. Appointed 1990. Retiring 2003. Managing Director of Flint Holding N.V. Chairman, Supervisory Board of Draka Holdings N.V. Deputy Chairman, Supervisory Boards of Akzo Nobel N.V. and SHV Holdings. Member, Supervisory Board of CSM N.V.

Claudio X Gonzalez7
Aged 68. Appointed 1998. Chairman and CEO of Kimberly-Clark de Mexico S.A. Director of Kimberly-Clark Corporation, Kellogg Company, General Electric Company (USA), Grupo Carso S.A., Grupo Alfa, Grupo Televisa, Fondo Mexico, Home Depot, America Movil, and Investment Company of America. Member, International Advisory Council of JPMorgan Chase. Special Advisor to the President of Mexico 88/94.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Corporate governance	47

Report of the Directors

Hilmar Kopper8
Aged 67. Appointed 1998. Chairman, Supervisory Board of DaimlerChrysler AG. Non-executive director of Xerox Corp. and member, Supervisory Boards of Akzo Nobel N.V. and Solvay S.A. Former CEO and Chairman of the Supervisory Board of Deutsche Bank AG.

Senator George J Mitchell2
Aged 69. Appointed 1998. Partner of the law firm Piper Rudnik. Director of Walt Disney Company, Federal Express Corp., Starwood Hotels and Resorts and Staples Inc. Member, International Advisory Board of Thames Water Plc. Member of the US Senate 80/95 and Senate Majority Leader 88/95. Chairman of the Northern Ireland Peace Initiative 95/99.

Charles R Shoemate2
Aged 63. Appointed 2001. Retiring 2003. Director of CIGNA Corporation, International Paper Company and Chevron Texaco Corporation. Chairman & CEO of Bestfoods 90/00 and President 88/90.

The Lord Simon of Highbury CBE1,4
Aged 63. Appointed 2000. Member, Advisory Board of LEK Consulting and International Advisory Council of Fortis. Non-executive director of Suez Group. Member, Supervisory Board of Volkswagen AG. Senior Advisor and member, European Advisory Board of Morgan Stanley Dean Witter. UK Government Minister 97/99. Group Chief Executive of BP 92/95 and Chairman 95/97.

Jeroen van der Veer1,4
Aged 55. Appointed 2002. President of Royal Dutch Petroleum Company and Vice-Chairman of the Committee of Managing Directors of Royal Dutch/Shell Group of Companies. Member, Supervisory Board of De Nederlandsche Bank.

[1]	Member Nomination Committee
[2]	Member External Affairs and Corporate Relations Committee
[3]	Chairman External Affairs and Corporate Relations Committee
[4]	Member Remuneration Committee
[5]	Chairman Nomination Committee
[6]	Chairman Remuneration Committee
[7]	Member Audit Committee
[8]	Chairman Audit Committee
[9]	Member Corporate Risk Committee
[10]	Chairman Corporate Risk Committee

Business Presidents – Foods

Regions

Manfred Stach, Europe. Chairman, Europe Committee Aged 60. Joined Unilever 1970. Appointed Business President 1998. Previous position: Business Group President Africa.

Kees van der Graaf, Ice Cream and Frozen Foods Europe Aged 52. Joined Unilever 1976. Appointed Business President 2001. Previous position: Chief Executive Officer, Unilever Bestfoods Europe.

John Rice, North America Aged 51. Joined Unilever 1981. Appointed Business President 2001. Previous position: Business President Latin America.

Rachid M Rachid, North Africa, Middle East and Turkey Aged 48. Joined Unilever 1987. Appointed Business President 2001. (Also is a representative of the region for HPC). He is interested through family holdings in the partner that holds 40% of Unilever Mashreq, which comprises Unilever’s operations in Egypt and the Levant.

Tex Gunning, Asia Aged 52. Joined Unilever 1982. Appointed Business President 2000. Previous position: Business Group President East Asia Pacific.

Alberto Sobredo, Latin America Aged 53. Joined Unilever 1998. Appointed Business President 2002. Previous position: Executive Vice-President, Latin America and Chairman, Unilever Chile.

Global Businesses

Diego Bevilacqua, Foodsolutions Aged 49. Joined Unilever 2000 upon Unilever’s acquisition of Bestfoods. Appointed Business President 2001. Previous position: Vice-President Bestfoods and President Bestfoods, Asia.

Robert Polet, Ice Cream & Frozen Foods Global Aged 47. Joined Unilever 1978. Appointed Business President 1998. Previous position: Business Group President Ice Cream & Frozen Foods Europe.

John Rice, Slim•Fast Worldwide See above.

Function

Jean Martin, Global integration leader Aged 58. Joined Unilever 1968. Appointed Business President 1996. Previous position: Business Group President Central and Eastern Europe.

Anthony Simon, Marketing Aged 57. Joined Unilever 2000 upon Unilever’s acquisition of Bestfoods. Appointed Business President 2001. Previous position: Vice-President Strategies and Core Businesses Bestfoods.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

48	Corporate governance

Business Presidents – Home & Personal Care

Regions

Ralph Kugler, Europe Aged 47. Joined Unilever 1979. Appointed Business President 1999. Previous position: Business Group President Latin America.

Charles Strauss, North America Unilever Director see page 46.

Anton Lenstra, Africa Aged 54. Joined Unilever 1989. Appointed Business President 2000. (Also is a representative of the region for Foods). Previous position: Vice-President Home & Personal Care Europe.

Jeff Fraser, Asia Aged 59. Joined Unilever 1967. Appointed Business President 1996. Previous position: Business Group President Central Asia & Middle East.

Harish Manwani, Latin America Aged 49. Joined Unilever 1976. Appointed Business President 2001. Previous position: Senior Vice-President, Home & Personal Care Category Group.

Global Businesses

Charles Strauss, Prestige Unilever Director see page 46.

Function

Simon Clift, Marketing Aged 44. Joined Unilever 1982. Appointed Business President 2001. Previous position: Chairman Personal Care Category Group, Latin America.

Corporate Officers

Jan van der Bijl, Joint Secretary and Head of Group Taxation Aged 53. Appointed 1 July 2001. Years of service on 31 December 2002: 15 years.

Stephen Williams,9 Joint Secretary and General Counsel Aged 55. Appointed 1 December 1986. Years of service on 31 December 2002: 16 years.

Jeffrey Allgrove,9 Controller Aged 50. Appointed 4 May 1999. Years of service on 31 December 2002: 25 years.

Henning Rehder, Treasurer Aged 49. Appointed 23 April 2002. Years of service on 31 December 2002: 22 years.

James Duckworth,9 Chief Auditor Aged 58. Appointed 1 March 1999. Years of service on 31 December 2002: 34 years.

Board changes
All directors held office throughout the year.

In accordance with the Articles of Association of NV and PLC, all existing directors will retire from office at the Annual General Meetings on 7 May 2003 and will offer themselves for re-election.

Details of directors’ service contracts are given on page 54.

Advisory Directors’ changes
Frits Fentener van Vlissingen will retire as an Advisory Director with effect from the Annual General Meetings in 2003. The directors wish to record their gratitude for his substantial and positive contribution during the last thirteen years, and particularly as chairman of the Nomination and Remuneration Committees. He will be succeeded as Chairman of these committees by Bertrand Collomb. Charles R Shoemate will also cease to be an Advisory Director at these Annual General Meetings. The Directors wish to record their appreciation of his contribution to the success of the integration of the Bestfoods business.

With effect from 1 May 2002, Jeroen van der Veer was appointed as an Advisory Director until the Annual General Meetings in 2005, serving on both the Remuneration and Nomination Committees. Wim Dik was appointed to the External Affairs and Corporate Relations Committee at the same time. As anticipated, Onno Ruding retired as an Advisory Director in 2002.

The Boards have resolved to re-appoint Lord Brittan, Lord Simon and Bertrand Collomb as Advisory Directors until the Annual General Meetings in 2006.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Remuneration report	49

Report of the Directors

Report to shareholders
This report sets out the policy and disclosures on directors’ remuneration, as required by legislation in the Netherlands and the United Kingdom. It also takes into account the recommendations of the Committee on Corporate Governance in the Netherlands (Peters Committee). In addition, full consideration has been given to the Combined Code of the United Kingdom Listing Rules (‘the Combined Code’).

The Remuneration Committee
The Remuneration Committee is responsible for making recommendations to the Boards on the remuneration policy for directors. The Committee consists of Advisory Directors who are chosen for their broad experience, international outlook and independence. In 2002 the Committee comprised F H Fentener van Vlissingen (Chairman), B Collomb, Lord Simon of Highbury and, with effect from May 2002, J van der Veer. Professor W Dik was a member of the Committee until April 2002.

The Committee meets at least three times a year and, on behalf of the Boards, sets the remuneration packages for directors, including base salary, pension rights, bonus and long-term incentive awards, grants of share options and any compensation payments. The Committee is assisted by the Secretary to the Remuneration Committee, J A A van der Bijl, Joint Secretary of Unilever. A Burgmans and N W A FitzGerald attend part of the Committee meetings in their capacity as Chairmen of NV and PLC respectively.

The Remuneration Committee does not retain remuneration consultants but seeks professional advice from external advisors as it sees fit. During the year professional advice on remuneration matters was sought from an independent firm of remuneration specialists, Towers Perrin. This firm also provides general consultancy advice to Unilever Group companies on pension, communications and other human resource matters.

Directors’ remuneration policy
The objective of Unilever’s remuneration policy for directors is to attract, motivate and retain top class business executives who are able to direct and lead a large global company and to reward them accordingly based on performance.

Levels of remuneration are reviewed annually by the Remuneration Committee in the light of external expert advice which assesses competitive levels of remuneration paid by other major international companies. In particular, remuneration arrangements for comparable companies based in Continental Europe and the UK are taken into account. For our US-based director the Committee also reviews remuneration packages applicable in the US market.

In addition a comparison is made with the remuneration arrangements for other senior employees within Unilever.

In line with the Path to Growth strategy it is the Remuneration Committee’s policy to link a significant proportion of directors’ remuneration to a number of key measures of company performance. As will be seen from the descriptions below, the three main measures underlying our annual and longer-term incentive plans are earnings per share growth (BEIA), underlying sales growth in the leading brands and the total shareholder return generated by Unilever in comparison with a group of 20 relevant competitors. In broad terms, if the Group achieves its target levels of performance the variable elements will account for about 60% of the directors’ total remuneration. The variable elements would, of course, result in no incentive awards if performance is unsatisfactory. By the same token, if the Group clearly achieves outstanding results the overall value of the incentive awards could increase to more than three-quarters of the directors’ total remuneration.

NV and PLC and their group companies operate as nearly as possible as a single entity. Directors serve both companies as executives and therefore receive remuneration from both. Whenever we refer to remuneration, this includes payments from both NV and PLC. The remuneration for the US-based director is paid mainly by Unilever United States, Inc. (UNUS) to reflect the fact that a major proportion of his duties is performed in the US. He does, however, also receive part of his remuneration from NV and PLC to cover his executive responsibilities as a director of these companies. In this report his total remuneration from all three sources is shown in full.

All remuneration and fees earned by directors from outside directorships and similar sources are required to be paid over to, and retained by, Unilever.

The Remuneration Committee keeps its remuneration policies under review in the light of company and market developments. However it has no plans, at present, to materially alter the framework of the current remuneration arrangements, as described below, during 2003.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

50	Remuneration report

Remuneration package
The remuneration package of the directors consists of a base salary, allowances and benefits in kind, annual performance bonus, long-term incentive arrangements and pension provision. The details are as follows:

1. Base salary

Base salaries are set by the Remuneration Committee and are fixed in the currency appropriate to the country in which the individual is based. Whilst one overall salary framework applies to all directors, separate salary ranges are agreed each year for directors based in continental Europe, the UK and the US.

2. Allowances and benefits in kind

Directors enjoy similar benefits to many other employees of the Unilever Group. These include private medical insurance, the use of company cars (or cash in lieu) and assistance with relocation costs when moving from one country to another. They also receive an allowance to cover small out-of-pocket expenses not covered by the reimbursement of their business entertaining expenses. In addition, the UK-based directors receive an allowance, where applicable, to compensate for the fact that some of their remuneration is paid in the Netherlands.

3. Annual performance bonus

The annual bonus can range between 0% and 100% of base salary. This bonus is based on achievement of specific corporate and personal targets which are set by the Remuneration Committee at the beginning of each year. Up to the equivalent of 80% of base salary is paid by reference to corporate targets and up to 20% of base salary is paid by reference to personal targets.

The corporate targets are based on a combination of the increase in earnings per share (BEIA) and underlying sales growth of the leading brands for the year in question. Personal targets are based on agreed key objectives relative to the director’s specific responsibilities.

At the end of each year the Remuneration Committee reviews the results against the targets which had been set previously.

For 2002 the earnings per share (BEIA) target range was exceeded and underlying sales growth in the leading brands was in the upper half of the target range. Moreover the personal key objectives set for each director were generally achieved. Details of the payments made for 2002 are shown in the remuneration table.

One quarter of the annual bonus for directors is delivered in the form of NV and PLC shares and the directors are then awarded an equivalent number of ‘matching shares’. These matching shares are described as forming part of the long-term incentive arrangements (see below).

4. Long-term incentive arrangements

Directors are eligible to be considered for participation in three long-term incentive arrangements as follows:

(a) Matching shares

As explained above, one quarter of the annual bonus is delivered in the form of NV and PLC shares. The Group then awards an equivalent number of matching shares. These matching shares vest three years after grant provided that the original ‘bonus shares’ have been retained for the three-year period and that the director has not resigned or been dismissed during that period.

Apart from these latter conditions no further performance conditions apply to the vesting of the matching shares. The Remuneration Committee considers that, as the level of the award is directly linked to the payment of the annual bonus (to which performance conditions do apply), there is no need for further performance conditions on the vesting of the award. The Remuneration Committee also wishes to encourage directors to hold shares in the company they serve to further align the interests of the directors with those of the shareholders in general. The necessity to hold the ‘bonus shares’ for a minimum of a three-year period (during which time the share price will be influenced by the performance of the Group) reinforces this commitment on the part of the director and is also consistent with the shareholding requirement described on page 55. In addition, the Remuneration Committee believes that the three-year period to vesting of the ‘matching shares’ supports, as far as is possible, the retention of key executives.

(b) Share options

Directors are able to participate in the UK Employee ShareSave Plan and the Netherlands Employee Option Plan, which are both All-Employee plans. The US-based director is able to participate in the North American Employee Stock Purchase Plan. These plans are referred to in note 29 on pages 103 to 111.

In addition, directors participate in the Executive Option Plans, as described in note 29 on pages 103 and 106 to 108.

The Remuneration Committee has established benchmark grant levels, described as the ‘normal’ allocation, to assist each year in deciding on actual grant levels under the Executive Option Plans. The Committee has reviewed these normal allocations in 2002 and has concluded that they are still in line with those awarded by other companies with which we compare ourselves.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Remuneration report	51

Report of the Directors

The normal share option allocations for the directors are:

	NV Shares	PLC Shares

Chairmen	12 000	80 000
US-based director	12 000	80 000
Other directors	7 500	50 500

Group performance conditions are set annually by the Remuneration Committee, and these conditions must be satisfied before a director can be granted an option. The Remuneration Committee then sets the level of actual grants to be made to each director for the year in question by applying the relevant percentage (see below) to the ‘normal’ allocation shown above.

The Group performance condition for 2002 in respect of the grant of an option under the Executive Option Plans is that our earnings per share before exceptional items and amortisation of goodwill and intangibles (BEIA) over the three financial years preceding the date of grant should have cumulatively risen by at least 6% more than inflation within the UK and the eurozone over that period when measured at current rates of exchange. If it had not, no grants would be made. The Remuneration Committee regards earnings per share BEIA growth as the most appropriate measure of the Group’s underlying financial performance.

Once the Group performance condition has been met, each director’s option grant is determined by the percentage increase, above the rate of inflation in the UK and the eurozone, of the Group’s earnings per share BEIA over the financial year preceding the date of grant. For 2002 (as in 2001) the Remuneration Committee set the following targets and levels of grants based on their view that less than 4% real growth is unexceptional and more than 6% real growth represents above target performance.

EPS BEIA growth achieved in 2001	Par level of grant as percentage of normal allocation

Inflation + less than 4%	0%
Inflation + 4%	50%
Inflation + 5%	75%
Inflation + 6%	100%
Inflation + 7%	125%
Inflation + 8% or more	150%

The earnings per share BEIA growth for 2001 was in excess of inflation + 8% which produced a 150% level of grant for 2002.

There are no additional performance conditions applying to the exercise of executive options as the Remuneration Committee considers that the underlying financial performance of the Group, which in turn affects the growth in share price between grant and exercise of an option, is sufficient. The Remuneration Committee has also taken account of the fact that the Executive Option Plans extend to Unilever executives worldwide and in many countries in which the Group operates it is not common practice to have any performance conditions on exercise.

The price payable for each share on the exercise of the options is not less than the market price of the share on the date of grant. In normal circumstances, an option granted under the Executive Plans may not be exercised earlier than three years from the date of grant.

Premium options, equivalent to 20% of the number of shares included in the original grant, may be granted to directors upon the fifth anniversary of each of the share option grants they received in the years 1997 to 2000. These premium grants are conditional upon sustained good performance by both the Group and the individual director over the relevant five year period and upon the director either not having exercised the original options or having retained all ‘profit’ from an exercise in the form of shares. This incentive was discontinued as part of the changes to remuneration arrangements in 2001.

Under the Executive Option Plan rules the Group has the right to substitute the cash value for shares on the exercise of any individual’s options. The Group does not generally intend to exercise this right unless an individual would be disadvantaged if we did not.

(c) TSR Long-Term Incentive Plan

Under this plan directors are granted conditional rights to shares in NV and PLC. The level of the annual grants is made under the guidance of the Remuneration Committee. In March 2002 the following conditional awards were made to each director:

•	Chairmen: Shares in NV and PLC to the combined value of €800 000
•	European-based directors: Shares in NV and PLC to the combined value of €500 000
•	US-based director: Shares in NV and PLC to the combined value of €400 000

Depending on the performance of Unilever’s Total Shareholder Return (TSR) over a three-year performance cycle compared with that of its defined peer group (as set out on page 40 and 41), the awards vest following the end of the three-year performance cycle in accordance with the following table:

Ranking within TSR Peer Group	Percentage of award that vests

Numbers 12 – 21	Nil
Numbers 10 – 11	25%
Numbers 8 – 9	50%
Numbers 5 – 7	100%
Numbers 3 – 4	150%
Numbers 1 – 2	200%

The conditional awards made in March 2002 represent 100% on the above table and will vest in March 2005. The percentage of the award that vests will depend on the outcome of the performance tests for the three-year performance cycle starting with the financial year 2002 and ending with the financial year 2004.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

52	Remuneration report

Details of the companies which formed the reference group of comparator companies, and a ranking table showing Unilever’s position relative to this peer group over the last five years are given on page 41.

By using the TSR table as a performance indicator for our Long-Term Incentive Plan there is a clear link between the reward given to directors and the investment growth enjoyed by our shareholders in comparison with that enjoyed by investors in the defined peer group of companies. It will be noted from the table that there is no award if Unilever’s performance is ranked at less than position 11 of the peer group and an award in excess of the full conditional award will only be made if Unilever is ranked in the top four of the group.

Unilever’s position relative to broad based equity indices
Under the UK Directors’ Remuneration Report Regulations 2002 we are also required to show Unilever’s relative share performance against a holding of shares in a broad based equity index for the last five years. The Remuneration Committee has decided to show Unilever’s performance against two indices (Euronext AEX Index, Amsterdam and FTSE 100 Index) as these are the most generally used indices in the Netherlands and the UK, where we have our principal listings.

Directors’ pensions
The aim of the Remuneration Committee is that retirement benefits should be in line with good practice of major companies in continental Europe and the United Kingdom, bearing in mind the need to make the retirement benefit position of the various directors, who have different nationalities, reasonably comparable.

In accordance with this policy, directors are covered by a final salary defined benefit arrangement and can retire with retirement benefits broadly equivalent to two-thirds of final pensionable pay at age 60. Final pensionable pay includes the average annual performance bonuses paid in the last three years, up to a maximum of 20% of base pay. This is similar to the current Group practice for senior executives. It is the view of the Remuneration Committee that a significant part of directors’ remuneration should be performance related, and that therefore part of the annual performance related bonus should be pensionable. The Committee reconsiders this topic from time to time in the light of the recommendations of the Combined Code and continues to take the view that these arrangements should be kept in place.

The tables on page 53 give details of the directors’ pensions values for the year ended 31 December 2002.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Remuneration report	53

Report of the Directors

Directors’ pension values for the year ended 31 December 2002 were as follows:

	Age at 31 December 2002		Increase in total accrued annual benefit during	(1)	Total accrued annual benefit at 31 December	(1)	Transfer value of accrued benefit at 31 December	(2)	Transfer value of accrued benefit at 31 December	(2)	Difference between 2001 & 2002 transfer values less individual	(2)(3)
	years	months	2002		2002		2002		2001		contributions
NV (1)			€’000		€’000		€’000		€’000		€’000

A Burgmans (4)	55	11	138		571		9 747		6 312		3 435
P J Cescau (5)	54	3	26		584		7 754		7 807		(53)
A R van Heemstra	56	11	66		405		6 702		5 753		949

			$’000		$’000		$’000		$’000		$’000

C B Strauss	59	11	70		800		12 390		11 364		1 026

PLC			£’000		£’000		£’000		£’000		£’000

N W A FitzGerald (6)	57	4	111		718		11 720		9 420		2 300
A C Butler	56	6	36		366		5 730		5 200		530
K B Dadiseth	57	0	67		419		6 950		5 790		1 160
R H P Markham	56	10	54		393		6 340		5 460		880

(1)	The accrued annual benefits are calculated on the basis that directors would have left service at 31 December 2002 and include all benefits provided from Unilever pension plans. Under the NV directors’ arrangement, which operates on the basis of a justifiable expectation and does not provide any vested deferred entitlement, NV directors leaving before age 55 are only entitled to benefits from other Unilever pension plans, while for those terminating service at age 55 or older an immediate, but reduced, pension is shown in line with their expectations under the NV directors’ arrangement. Under the PLC directors’ arrangement, directors terminating service between age 55 (50 or older for directors appointed prior to 1 January 1999) and age 60 may elect for early payment of their deferred benefits on a reduced basis.
(2)	The transfer values for the NV directors’ arrangement are calculated on the basis used by the Unilever Netherlands pension plan (Progress), in line with the Netherlands regulations. The transfer values for the PLC directors’ arrangement are calculated on the basis used by the Unilever United Kingdom pension plan (UPF), in line with the GN11 guidance note published by the Institute and Faculty of Actuaries in the United Kingdom.
(3)	During 2002 no compulsory contributions were paid by any director, in line with the then current practice for all employees in the Netherlands, the United Kingdom and the United States.
(4)	Reached age 55 during the year, therefore the increase in total accrued benefit during 2002 was calculated using the 31 December 2001 total accrued annual benefit, actuarially converted to be consistent with the form of the 31 December 2002 accrued annual benefit.
(5)	Moved to NV directors’ arrangement with effect from 1 January 2002 with a deferred benefit in the PLC directors’ arrangement.
(6)	During 2002, the qualifying age for pension for N W A FitzGerald was reduced from 60 years 9 months to 60 years, in line with the qualifying age for the other directors. The effect of this change was to increase his accrued annual benefit by £19 thousand and his transfer value by £940 thousand.

Supplementary disclosures on directors’ pensions required by the Listing Rules of the Financial Services Authority:

	Increase in accrued annual benefit excluding inflation during 2002	(1)	Transfer value at 31.12.2002 of the increase in accrued benefit excluding inflation	(2)(3)
NV	€’000		€’000

A Burgmans (4)	121		2 955
P J Cescau (5)	18		225
A R van Heemstra	53		849

	$’000		$’000

C B Strauss	42		862

PLC	£’000		£’000

N W A FitzGerald (6)	102		2 165
A C Butler	31		466
K B Dadiseth	62		1 014
R H P Markham	49		784

For footnotes please refer above.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

54	Remuneration report

Directors’ service contracts
NV’s and PLC’s Articles of Association require that all directors retire from office at every Annual General Meeting. Directors’ contracts of service with the Unilever Group are generally terminated no later than the end of the month in which the Annual General Meeting closest to their 62nd birthday is held. See table below:

	Date of appointment	Effective date of current contract	Expiry/ retirement date	*	Notice period for company	Notice period for director

A Burgmans	8 May 1991	5 May 1993	31 May 2009		12 months	6 months
N W A FitzGerald	20 May 1987	5 May 1993	31 May 2007		12 months	6 months
A C Butler	6 May 1992	5 May 1993	31 May 2008		12 months	6 months
P J Cescau	4 May 1999	4 May 1999	31 May 2010		12 months	6 months
K B Dadiseth	3 May 2000	3 May 2000	31 May 2007		12 months	6 months
A R van Heemstra	3 May 2000	3 May 2000	31 May 2008		12 months	6 months
R H P Markham	6 May 1998	6 May 1998	31 May 2008		12 months	6 months
C B Strauss	3 May 2000	3 May 2000	31 May 2005		12 months	6 months

*	Assumes that the Annual General Meeting is held in May, as is the current practice.

The directors are long serving Unilever executives who can reasonably expect, subject to satisfactory performance, to be employed by Unilever until retirement. The Committee takes the view that the entitlement by the directors to the security of twelve months’ notice of termination of employment is in line both with the practice of many comparable companies and the entitlement of other senior executives within Unilever.

The directors have service contracts with both NV and PLC. The service contracts provide for 12 months’ notice of termination on the part of each company. NV and PLC may, if they choose, pay to the director a sum equal to 12 months’ salary in lieu of notice.

The Remuneration Committee’s aim is always to deal fairly with cases of termination whilst taking a robust line in minimising any compensation. The Remuneration Committee has given due consideration to the recommendations contained in the Combined Code regarding inclusion of explicit provisions in directors’ service contracts for compensation commitments in the event of early termination. The Committee will continue to keep under review its current practice, which is not to include such provisions in order to enable it to respond appropriately to particular circumstances.

In both 2002 and 2001, all eight directors served for the whole of the year. In 2001, two other directors served for only part of the year.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Remuneration report	55

Report of the Directors

Directors’ shareholding requirements
It is a requirement of the long-term incentive arrangements described on pages 50 to 52 that over a period of five years (starting from the date of appointment or 1 April 2000, whichever is the later), each director must build up and maintain a personal shareholding in NV and PLC equivalent in value to one and a half times their annual base salary.

Directors’ interests: share capital
The interests in the share capitals of NV and PLC and their group companies of those who were directors at the beginning and end of 2002 and of their immediate families were as shown in the tables below:

	Shares held at 1 January	Matching shares at 1 January	(c)	Total shares at 1 January		Shares held at 31 December	Matching shares at 31 December	(c)	Total shares at 31 December

NV (€0.51 ordinary shares)
A Burgmans	44 765	1 867		46 632		30 533	3 635		34 168
N W A FitzGerald	6 766	3 195		9 961		5 510	5 511		11 021
A C Butler	2 351	1 288		3 639		3 502	2 439		5 941
P J Cescau	942	942		1 884		2 403	2 403		4 806
K B Dadiseth	434	434		868		1 752	1 752		3 504
A R van Heemstra	1 000	1 000		2 000		1 953	1 953		3 906
R H P Markham	32 106	1 274		33 380		33 430	2 598		36 028
C B Strauss	3 859	2 245		6 104		12 971	4 157		17 128

NV (€0.05 preference shares)
A Burgmans				7 750					7 750

PLC (1.4p ordinary shares)
N W A FitzGerald	48 965	24 191		73 156		361 951	40 581		402 532
				156 815 034	(a)				156 815 034	(a)
A Burgmans	24 643	14 076		38 719		37 159	26 592		63 751
A C Butler	32 110	9 943		42 053		44 910	18 091		63 001
P J Cescau	7 129	7 129		14 258		17 471	17 471		34 942
K B Dadiseth	5 360	3 172		8 532		17 679	12 499		30 178
A R van Heemstra	7 429	7 429		14 858		14 174	14 174		28 348
R H P Markham	48 319	9 803		58 122		57 689	19 173		76 862
C B Strauss	16 475	16 475		32 950	(b)	30 014	30 014		60 028	(b)

Hindustan Lever Limited (ordinary shares)
K B Dadiseth				107 490					107 490

Margarine Union (1930) Limited (shares)
N W A FitzGerald				400	(a)				400	(a)

(a)	Held jointly as a trustee of the Leverhulme Trust and the Leverhulme Trade Charities Trust with no beneficial interest. The holding of 156 815 034 PLC ordinary shares represents 5.39% of the ordinary issued share capital of PLC.
(b)	Partially held as American Depositary Receipts (ADRs).
(c)	Matching shares were conditionally awarded as part of the annual performance bonus plan (see page 50).

The directors, in common with other employees of PLC and its United Kingdom subsidiaries, had beneficial interests in 41 531 145 PLC ordinary shares at 1 January 2002 and 43 176 360 PLC ordinary shares at 31 December 2002, acquired by the Unilever Employee Share Trusts for the purpose of satisfying options under the PLC Executive Option Plans and the UK Employee Sharesave Plan. Further information, including details of the NV and PLC ordinary shares acquired by certain group companies in connection with other share option plans, is given in note 29 on page 111.

The voting rights of the directors who hold interests in the share capitals of NV and PLC are the same as for other holders of the class of shares indicated. Except as stated above, none of the directors’ or other executive officers’ shareholdings amounts to more than 0.01% of the issued shares in that class of share. Except as stated above, all shareholdings are beneficial.

The only changes in the interests of the directors and their families in NV and PLC ordinary shares between 31 December 2002 and 28 February 2003 were that:

(i)	the holding of the Unilever Employee Trusts has reduced to 42 945 620 PLC shares.
(ii)	N W A FitzGerald acquired 36 PLC shares through a reinvestment of dividends.
(iii)	C B Strauss gifted 100 NV shares.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

56	Remuneration report

Remuneration of directors and executive officers
The total amount of remuneration (including share option gains but excluding pension provisions) received by all directors and executive officers (being the directors and corporate officers listed on pages 46 and 48 respectively) for services in all capacities during 2002 was €26 474 466 (£16 625 972).

The total amount set aside by the Unilever Group during 2002 to provide pension, retirement or similar benefits for directors and executive officers was €4 585 032 (£2 879 401).

Directors’ emoluments
The aggregate remuneration of the directors was as follows:

	2002	2001	2002	2001
	€’000	€’000	£’000	£’000

Salary	7 975	7 857	5 008	4 887
Allowances	515	662	323	412
Value of benefits in kind	800	959	503	597
Performance related payments	8 024	8 726	5 039	5 427

Total	17 314	18 204	10 873	11 323

Gains on exercise of share options (1)	3 037	2 180	1 907	1 356

The figures for 2001 include emoluments paid to Mr R D Brown and Mr A Kemner prior to their retirement in that year. The emoluments of the individual directors for 2002 (excluding gains on exercise of share options) were as follows:

	Salary	Allowances	(10)	Value of benefits in kind	(9)	Performance related payments	(7)	Total 2002	Total 2001	Equivalent totals		(8)

										2002	2001
Paid in euros:	€’000	€’000		€’000		€’000		€’000	€’000	£’000	£’000

A Burgmans (2)	1 210	29		141		1 301		2 681	2 262	1 684	1 407
P J Cescau (5)	975	12		170		1 048		2 205	2 565	1 385	1 595
A R van Heemstra	650	203	(4)	46		650		1 549	1 257	972	782

Paid in pounds sterling:	£’000	£’000		£’000		£’000		£’000	£’000	€’000	€’000

N W A FitzGerald (3)	940	99		47		1 011		2 097	1 925	3 340	3 095
A C Butler	510	4		21		510		1 045	990	1 664	1 592
K B Dadiseth	575	55	(11)	56		632		1 318	1 126	2 098	1 811
R H P Markham	535	9		23		555		1 122	1 087	1 787	1 748

										Equivalent totals (’000)		(8)

Paid in US dollars:	$’000	$’000		$’000		$’000		$’000	$’000	2002	2001

C B Strauss (6)	1 000	5		196		670		1 871	2 301	€1 990	€2 570
										£1 250	£1 599

(1)	See pages 57 and 58.
(2)	Chairman of NV.
(3)	Chairman of PLC.
(4)	Allowances include €197 thousand paid in respect of relocation costs taxed in the Netherlands.
(5)	Excluded from the emoluments are incentive payments of €639 thousand paid in 2002 and €614 thousand paid in 2001 which relate to an appointment prior to joining the Board.
(6)	Excluded from the emoluments are payments totalling $2 448 thousand paid in 2002 and $1 009 thousand paid in 2001 which relate to an appointment prior to joining the Board.
(7)	Includes value of shares (both ‘bonus shares’ and ‘matching shares’) awarded under the bonus scheme relating to 2002.
(8)	Based on average rates for the year of £1.00 = €1.592, £1.00 = $1.497, $1.00 = €1.064 (2001: £1.00 = €1.608, £1.00 = $1.439, $1.00 = €1.117).
(9)	Includes value of benefits in kind relating to company provided accommodation, company cars and private medical insurance. All items are taxable in the country of residence of the directors concerned (apart from the value of accommodation provided for Netherlands based directors).
(10)	Includes cash allowances in lieu of company car, entertaining allowance, financial planning assistance and an allowance, where applicable, for UK-based directors to compensate for the fact that part of their remuneration is paid in the Netherlands. All allowances are taxable in either the UK, the Netherlands or the US, apart from the entertaining allowance which is tax free.
(11)	Includes long service award of £49 thousand.

For the years up to and including 1997, NV loaned the amount of taxation charged on the grant of options under Netherlands fiscal legislation to the recipients. Amounts were repaid on exercise. During 2002 all options in question were exercised and all outstanding loans were repaid. In 2001 loans of €0.03 million were outstanding.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Remuneration report	57

Report of the Directors

No compensation for loss of office, payments for loss of office or other termination payments were paid to directors in 2002.

Directors’ share options
Details of the option plans under which directors and employees are able to acquire ordinary shares of NV and PLC are shown in note 29 on pages 103 to 111.

As at 28 February 2003 the directors and officers as a group held options to purchase the following ordinary shares:

594 795 NV shares of €0.51
4 407 793 PLC shares of 1.4p
246 134 NV shares of €0.51 of the New York Registry
706 828 PLC shares of 1.4p (held as 176 707 ADRs)

Options to acquire NV ordinary shares of €0.51 each and options to acquire PLC ordinary shares of 1.4p each were granted, exercised and held during 2002 as follows:

							Options outstanding below market price at end of year		Options outstanding above market price at end of year

Name		1 January €0.51/1.4p	Granted (g)	Exercised	31 December €0.51/1.4p	Range of dates for earliest and latest exercise	Number	Weighted average exercise price	Number	Weighted average exercise price

A Burgmans	(a)	66 000	19 800	9 000	76 800	08.05.01 - 06.06.12	30 000	€51.00	46 800	€66.09
	(b)	216	50	16	250	15.09.03 - 12.06.07	100	€55.34	150	€65.40
	(c)	440 000	132 000	60 000	512 000	08.05.01 - 06.06.12	440 000	504p	72 000	660p
	(d)	2 904	–	–	2 904	01.10.03 - 31.03.04	–	–	2 904	594p

N W A FitzGerald	(a)	84 000	21 600	–	105 600	02.06.00 - 06.06.12	48 000	€47.92	57 600	€66.64
	(b)	200	50	–	250	15.09.03 - 12.06.07	100	€55.34	150	€65.40
	(c)	955 392	144 000	353 092	746 300	29.05.99 - 06.06.12	602 300	471p	144 000	660p
	(d)	3 543	–	–	3 543	01.10.03 - 31.03.06	2 382	425p	1 161	594p

A C Butler	(a)	52 502	13 500	–	66 002	02.06.00 - 06.06.12	30 002	€47.92	36 000	€66.64
	(b)	150	50	–	200	01.06.04 - 12.06.07	50	€53.05	150	€65.40
	(c)	588 212	90 000	–	678 212	07.06.98 - 06.06.12	588 212	411p	90 000	660p
	(d)	4 652	–	4 652	–		–	–	–	–

P J Cescau	(a)	49 143	14 250	–	63 393	08.05.01 - 06.06.12	18 750	€51.00	44 643	€66.25
	(b)	50	50	–	100	30.05.04 - 12.06.07	–	–	100	€66.28
	(c)	334 626	95 040	–	429 666	08.05.01 - 06.06.12	349 626	511p	80 040	657p
	(e)	45 000	–	–	45 000	29.05.97 - 02.06.07	45 000	$38.84	–	–
	(f)	100 192	–	–	100 192	03.06.98 - 02.06.07	100 192	$6.72	–	–

K B Dadiseth	(a)	30 750	11 850	–	42 600	02.06.00 - 06.06.12	21 750	€49.87	20 850	€66.71
	(c)	222 240	79 000	2 992	298 248	10.06.97 - 06.06.12	264 248	476p	34 000	662p
	(d)	–	2 744	–	2 744	01.10.07 - 31.03.08	–	–	2 744	603p

A R van Heemstra	(a)	45 750	13 050	9 000	49 800	08.05.01 - 06.06.12	27 750	€55.06	22 050	€67.95
	(b)	50	50	–	100	30.05.04 - 12.06.07	–	–	100	€66.28
	(c)	348 276	87 000	103 276	332 000	08.05.01 - 06.06.12	185 000	468p	147 000	621p

R H P Markham	(a)	50 250	13 050	–	63 300	02.06.00 - 06.06.12	27 750	€48.34	35 550	€66.63
	(b)	200	50	–	250	15.09.03 - 12.06.07	100	€55.34	150	€65.40
	(c)	367 292	87 000	–	454 292	06.12.99 - 06.06.12	367 292	474p	87 000	662p
	(d)	3 283	–	–	3 283	01.10.04 - 31.03.05	3 283	514p	–	–

C B Strauss	(e)	172 200	19 800	7 200	184 800	10.06.94 - 02.06.12	165 000	$36.87	19 800	$72.28
	(f)	380 000	132 000	–	512 000	03.06.98 - 02.06.12	452 000	$7.41	60 000	$10.85

(a)	Options in NV shares under the Executive Plan.	(b)	Options in NV shares under the Netherlands Employee Option Plan.
(c)	Options in PLC shares under the Executive Plan.	(d)	Options in PLC shares under the UK Employee Sharesave Plan.
(e)	Options in NV New York shares under the Executive Plan.
(f)	Options in PLC shares in the form of American Depositary Receipts under the Executive Plan (1 ADR equivalent to 4 PLC shares).
(g)	Granted in the year on the basis, where applicable, of earnings per share (BEIA) in the prior year.

The term ‘Executive Plan’ refers to options granted under the PLC, NV or NA Executive Option Plans (see page 106).

See also notes on page 58.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

58	Remuneration report

Supplementary table of options granted and exercised in 2002:

Name		Granted (g)	Price		Exercised quantity	Exercise price		Market price at date of exercise

A Burgmans	(a)	18 000	€66.90		9 000	€42.79		€71.69
		1 800	€67.85
	(b)	50	€67.90		16	€43.00		€68.50
	(c)	120 000	583	p	60 000	407	p	633	p
		12 000	624	p

N W A FitzGerald	(a)	18 000	€66.90
		3 600	€67.85
	(b)	50	€67.90
	(c)	120 000	583	p	92 320	283	p	577	p
		24 000	624	p	59 112	254	p	577	p
					104 808	283	p	577	p
					96 852	307	p	577	p

A C Butler	(a)	11 250	€66.90
		2 250	€67.85
	(b)	50	€67.90
	(c)	75 000	583	p
		15 000	624	p
	(d)				4 652	371	p	589	p

P J Cescau	(a)	11 250	€66.90
		3 000	€67.85
	(b)	50	€67.90
	(c)	75 000	583	p
		20 040	624	p

K B Dadiseth	(a)	11 250	€66.90
		600	€67.85
	(c)	75 000	583	p	2 992	254	p	634	p
		4 000	624	p
	(d)	2 744	603	p

A R van Heemstra	(a)	11 250	€66.90		9 000	€42.79		€71.55
		1 800	€67.85
	(b)	50	€67.90
	(c)	75 000	583	p	43 276	343	p	577	p
		12 000	624	p	60 000	407	p	630	p

R H P Markham	(a)	11 250	€66.90
		1 800	€67.85
	(b)	50	€67.90
	(c)	75 000	583	p
		12 000	624	p

C B Strauss	(e)	18 000	$59.00		7 200	$25.69		$58.34
		1 800	$65.70
	(f)	120 000	$8.36
		12 000	$9.32

No options lapsed unexercised during the year. The market price of the ordinary shares at the end of the year was for NV €58.55 and $61.71 and for PLC 591p and $38.25, and the range during the year was between €49.65 and €72.20 and $50.10 and $66.90, and between 473p and 659p and $29.86 and $39.44 respectively. Options outstanding above and below the market prices at 31 December 2002 are set out in the table on page 57.

For footnotes please refer to page 57.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Remuneration report	59

Report of the Directors

Directors’ conditional share awards under the TSR Long-Term Incentive Plan
Conditional rights to ordinary shares in PLC and NV were granted, vested or lapsed in 2002 as follows:

Name	Share type	1 January	Granted	(1)	Grant price	(2)	Vested	Lapsed	31 December	Performance period for 2002 award	End date of final performance period

A Burgmans	NV	6 472	5 980		583p		–	–	12 452	01/01/02-31/12/04	31/12/04
	PLC	48 360	42 319		€66.90		–	–	90 679	01/01/02-31/12/04	31/12/04

N W A FitzGerald	NV	6 472	5 980		583p		–	–	12 452	01/01/02-31/12/04	31/12/04
	PLC	48 360	42 319		€66.90		–	–	90 679	01/01/02-31/12/04	31/12/04

A C Butler	NV	4 045	3 737		583p		–	–	7 782	01/01/02-31/12/04	31/12/04
	PLC	30 225	26 450		€66.90		–	–	56 675	01/01/02-31/12/04	31/12/04

P J Cescau	NV	4 045	3 737		583p		–	–	7 782	01/01/02-31/12/04	31/12/04
	PLC	30 225	26 450		€66.90		–	–	56 675	01/01/02-31/12/04	31/12/04

K B Dadiseth	NV	4 045	3 737		583p		–	–	7 782	01/01/02-31/12/04	31/12/04
	PLC	30 225	26 450		€66.90		–	–	56 675	01/01/02-31/12/04	31/12/04

A R van Heemstra	NV	4 045	3 737		583p		–	–	7 782	01/01/02-31/12/04	31/12/04
	PLC	30 225	26 450		€66.90		–	–	56 675	01/01/02-31/12/04	31/12/04

R H P Markham	NV	4 045	3 737		583p		–	–	7 782	01/01/02-31/12/04	31/12/04
	PLC	30 225	26 450		€66.90		–	–	56 675	01/01/02-31/12/04	31/12/04

C B Strauss	NV(3)	3 223	2 977		$59.09		–	–	6 200	01/01/02-31/12/04	31/12/04
	PLC(4)	23 580	21 032		$8.3625		–	–	44 612	01/01/02-31/12/04	31/12/04

(1)	Number of conditional rights to NV and PLC shares granted in 2002. The precise number of shares that will vest in March 2005 will depend on the TSR ranking of Unilever, during the performance period shown above, against a peer group of 20 comparator companies and will vary between 0% and 200% of the original number of conditional shares granted.
(2)	Price of shares at date of grant on 21 March 2002.
(3)	NV New York shares.
(4)	The award was made in the form of American Depository Receipts (1 ADR equivalent to 4 PLC shares). The number of ADRs granted in 2002 was 5 258 (equivalent to 21 032 PLC shares) at a price of $33.45.

Advisory Directors
The Advisory Directors are not formally members of the Boards of NV and PLC and are therefore excluded when reference is made to directors in this report.

The remuneration of the Advisory Directors is decided by the Boards. Advisory Directors receive an annual fee and are reimbursed expenses incurred in attending meetings. They do not receive any performance related bonuses, pension provisions, share options or other forms of benefit as Advisory Directors. They do not have service contracts. The annual fees paid to each Advisory Director in 2002 were as follows:

Advisory Directors fees paid in 2002:

Paid in euros
Name	Fees €

B Collomb	55 000
Professor W Dik	55 000
O Fanjul	55 000
F H Fentener van Vlissingen	55 000
H Kopper	55 000
H O C R Ruding	27 500
J van der Veer	41 250

Paid in pounds
Name	Fees £

Lord Brittan	35 000
Lady Chalker	35 000
C X Gonzalez	35 000
Senator G J Mitchell	35 000
C R Shoemate	35 000
Lord Simon	35 000

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

60	Remuneration report

In addition, Advisory Directors benefited directly or indirectly from the following payments made in 2002:

Lady Chalker: £40 800 paid to Africa Matters Limited for advice provided to Unilever’s Africa Business Group by her and other consultants from that company;

C X Gonzalez: US $15 000 paid to him for advice provided to Unilever’s Latin America Region Advisory Council; and

Senator G J Mitchell: US $75 000 paid to him for advice provided to Unilever’s North American businesses.

As at 28 February 2003 the interests of the Advisory Directors in the share capital of NV and PLC were as follows:

	NV	(1)	PLC(2)

Lord Brittan
Lady Chalker			2 526
B Collomb	111
Professor W Dik
O Fanjul	692
F H Fentener van Vlissingen	10 385
C X Gonzalez			60 000	(3)
H Kopper
Senator G J Mitchell	1 000
C R Shoemate	2 000
Lord Simon			2 857
J van der Veer	5 600

Aggregate interests	19 788		65 383

(1)	Ordinary €0.51 shares of NV.
(2)	Ordinary 1.4p shares of PLC.
(3)	Held as American Depositary Receipts (ADRs).

As at 28 February 2002, the aggregate interests of the Advisory Directors in the share capital of NV and PLC were 14 188 Ordinary

€0.51 shares of NV and 5 383 Ordinary 1.4p shares of PLC.

The voting rights of the Advisory Directors are the same as for other holders of the class of share indicated.

The Report has been approved by the Boards and has been signed on their behalf by the Joint Secretaries, J A A van der Bijl and S G Williams.

By order of the Board

J A A van der Bijl
S G Williams

Joint Secretaries of Unilever N.V. and Unilever PLC

4 March 2003

Auditable part of remuneration report
In compliance with the UK Directors’ Remuneration Report Regulation 2002, and under Title 9, Book 2 of the Civil Code in the Netherlands, the auditable part of the remuneration report comprises ‘Directors’ pensions’ on pages 52 and 53, ‘Directors’ interests: share capital’ on page 55, ‘Directors’ emoluments’ on page 56, ‘Directors’ share options’ on pages 57 and 58, ‘Directors’ conditional share awards under the TSR Long-Term Incentive Plan’ on page 59 and ‘Advisory Directors’ on pages 59 and 60.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Report of the Audit Committee	61

Report of the Directors

The role of the Audit Committee is to assist the Unilever Board in fulfilling its oversight responsibilities regarding the integrity of Unilever’s financial statements, risk management and internal control, compliance with legal and regulatory requirements, the external auditors’ performance, qualifications and independence, and the performance of the internal audit function. During the year ended 31 December 2002 the principal activities of the Committee were as follows:

Financial Statements
The Committee considered reports from the Financial Director on the quarterly and annual financial statements. It also reviewed proposed changes in accounting principles in response to the changes in Netherlands, UK and US law and UK GAAP.

Audit of the Annual Accounts
PricewaterhouseCoopers, Unilever’s external auditors, reported in depth to the Committee on the scope and outcome of the annual audit, and management’s response. Their reports included accounting matters, governance and control, and accounting developments.

Risk Management and Internal Control Arrangements
The Committee reviewed Unilever’s overall approach to risk management and control, and its processes, outcomes and disclosure, including specifically:

•	Corporate Audit’s interim and year-end reports on the Status of Risk Management & Control, and management’s response.

•	The Corporate Risk Committee’s annual report, which included its recommendation for the Board’s statement on internal control, its analysis of the 2002 risk assessment process, and the corporate risks identified for 2003.

•	The reports from the Code of Business Principles Compliance Committee.

•	Controls over trade marketing investments.

External Auditors
The report from PricewaterhouseCoopers confirming their independence and objectivity was reviewed by the Committee. It also reviewed the audit, audit-related, tax and consulting services provided by PricewaterhouseCoopers, and compliance with Unilever’s policy, introduced in January 2002, under which the types of engagements for which the external auditors can be used are prescribed.

The Committee oversaw the external auditor tender process which was conducted during the year, and made its formal recommendation to the Board, which was adopted. (See page 45 for further details of the tender.)

Internal Audit Function
The Committee engaged in discussion and review of the Corporate Audit Department’s audit plan for the year, together with its budget and resource requirements.

Audit Committee Charter
The Committee’s charter has been updated to reflect recent developments in corporate governance in the UK, the European Union and the US. The revised charter enhances the Committee’s role and responsibilities, and in particular makes it responsible for overseeing Unilever’s relations with the external auditors.

The Audit Committee Charter can be viewed on Unilever’s external website at www.unilever.com.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

62	Financial statements – Contents

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Statement of directors’ responsibilities	63

Financial Statements

Annual accounts
The directors are required by Title 9, Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Unilever Group, NV and PLC as at the end of the financial year and of the profit or loss for that year.

The directors consider that in preparing the accounts, the Group, NV and PLC have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all United Kingdom accounting standards which they consider to be applicable have been followed, except as noted under ‘Accounting standards’ on page 66.

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

This statement, which should be read in conjunction with the ‘Report of independent auditors’ set out on page 65, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the accounts.

A copy of the financial statements of the Unilever Group is placed on our website at www.unilever.com. The maintenance and integrity of the website is the responsibility of the directors, and the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially placed on the website. Legislation in the United Kingdom and the Netherlands governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Going concern
The directors continue to adopt the going concern basis in preparing the accounts. This is because the directors, after making enquiries and following a review of the Group’s budget for 2003 and 2004, including cash flows and borrowing facilities, consider that the Group has adequate resources to continue in operation for the foreseeable future.

Internal and disclosure controls and procedures
Unilever has a well established control environment, which is well documented and regularly reviewed. This incorporates risk management, internal control procedures and disclosure controls and procedures which are designed to provide reasonable assurance that assets are safeguarded, the risks facing the business are being controlled and all information required to be disclosed is reported to the Group’s senior management, including where appropriate the Chairmen and Financial Director, within the required timeframe. Our procedures cover financial, operational, social and environmental risks and regulatory matters. The Boards of NV and PLC have also established a clear organisational structure, including delegation of appropriate authorities. The Group’s control environment is supported through a Code of Business Principles, which sets standards of professionalism and integrity for its operations worldwide.

The Boards have overall responsibility for establishing key procedures designed to achieve systems of internal control and disclosure control and for reviewing and evaluating their effectiveness. The day-to-day responsibility for implementation of these procedures and ongoing monitoring of risk and the effectiveness of controls rests with the Group’s senior management at individual operating company and Business Group level. Business Groups, each of which has its own Risk Committee, review, on an ongoing basis, the risks faced by their group and the related internal control arrangements and provide written reports to the Corporate Risk Committee. This is comprised mainly of Board members and chaired by the Financial Director. The Corporate Risk Committee is a committee of the Board and maintains oversight, on behalf of the Boards, of the controls in place to identify, evaluate and manage risk. It reports regularly to the Boards, which retain ultimate responsibility, and to the Audit Committee.

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

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

64	Statement of directors’ responsibilities

Unilever’s system of risk management has been in place throughout 2002 and up to the date of this report, and complies with the recommendations of ‘Internal Control – Guidance for Directors on the Combined Code’, published by the Internal Control Working Party of the Institute of Chartered Accountants in England & Wales in September 1999. The Boards have carried out an annual review of the effectiveness of the systems of risk management and internal control during 2002, and have ensured that the necessary actions have been taken to address any weaknesses or deficiencies arising out of that review.

Based on an evaluation by the Board, which comprises the Chairmen, the Financial Director and the Group’s senior management, each Chairman and the Financial Director concluded that the design and operation of the Group’s disclosure controls and procedures as at 31 December 2002 were reasonably effective and that subsequently there have been no significant changes in the Group’s internal controls or in other factors that could significantly affect those controls.

It is Unilever’s policy to bring acquired companies within the Group’s governance procedures as soon as is practicable and, in any event, by the end of the first full year of operation.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Report of independent auditors	65

Financial Statements

Report of the auditors to the members of Unilever N.V. and Unilever PLC
We have audited the accounts, which have been prepared under the historical cost convention, set out on page 66 to 112, 118 to 133 and 135 to 136. We have also audited the auditable part of the directors’ remuneration report as set out on page 60.

Respective responsibilities of directors and auditors
As described on pages 63 and 64, the directors are responsible for preparing the Annual Report & Accounts and Form 20-F. This includes responsibility for preparing the accounts in accordance with applicable accounting standards. Our responsibility is to audit the accounts in accordance with applicable law, auditing standards and listing rules in the Netherlands and United Kingdom.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with Title 9, Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 1985. We also report whether the auditable part of the directors’ remuneration report is properly prepared in accordance with the applicable requirements in the Netherlands and the United Kingdom. We would also report to you if, in our opinion, the directors’ report was not consistent with the accounts, if proper accounting records had not been kept, if we had not received all the information and explanations we require for our audit, or if information required regarding directors’ remuneration and transactions were not disclosed.

We read the other information contained in the Annual Report & Accounts and Form 20-F and consider the implications for our audit report if we become aware of any material misstatements or inconsistencies with the accounts.

As auditors of Unilever PLC we review whether the statement on pages 44 and 45 reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the United Kingdom’s Financial Services Authority and we report if it does not. We are not required to consider whether the directors’ statements on internal control cover all risks and controls or to form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

Basis of opinion
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands, the United Kingdom and the United States. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the auditable part of the directors’ remuneration report. It also includes an assessment of the most important estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the auditable part of the directors’ remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Netherlands and United Kingdom opinion
In our opinion, the accounts give a true and fair view of the state of affairs of the Unilever Group, Unilever N.V. and Unilever PLC at 31 December 2002 and of the profit, total recognised gains and cash flows of the Group for the year then ended. In our opinion the accounts of the Unilever Group, and of Unilever N.V. and Unilever PLC respectively, have been properly prepared in accordance with Title 9, Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 1985. In our opinion, the auditable part of the directors’ remuneration report has been properly prepared in accordance with the applicable requirements in the Netherlands and the United Kingdom.

United States opinion
In our opinion, the accounts present fairly, in all material respects, the financial position of the Unilever Group at 31 December 2002 and 2001, and the results of its operations, total recognised gains and its cash flows for each of the three years in the period ended 31 December 2002, in accordance with the accounting information and policies on pages 66 to 68.

The accounting principles applied vary in certain significant respects from accounting principles generally accepted in the United States. The effect of the major differences in the determination of net profit and capital and reserves is shown on pages 118 and 119.

As discussed in note 18 to the consolidated accounts, the Group changed its method of accounting for deferred taxes in 2002 in accordance with accounting principles generally accepted in the United Kingdom. The change has been accounted for by restating comparative information at 31 December 2001 and 2000, and for the years then ended.

PricewaterhouseCoopers Accountants N.V.
Rotterdam, The Netherlands
As auditors of Unilever N.V.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, England
As auditors of Unilever PLC

4 March 2003

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

66	Accounting information and policies

Unilever
The two parent companies, NV and PLC, together with their group companies, operate as nearly as is practicable as a single entity (the Unilever Group, also referred to as Unilever or the Group). NV and PLC have the same directors and are linked by a series of agreements, including an Equalisation Agreement, which are designed so that the position of the shareholders of both companies is as nearly as possible the same as if they held shares in a single company.

The Equalisation Agreement provides for both companies to adopt the same accounting principles and requires as a general rule the dividends and other rights and benefits (including rights on liquidation) attaching to each Fl. 12 (€5.445) nominal of ordinary share capital of NV to be equal in value at the relevant rate of exchange to the dividends and other rights and benefits attaching to each £1 nominal of ordinary share capital of PLC, as if each such unit of capital formed part of the ordinary capital of one and the same company. For additional information please refer to ‘Control of Unilever’ on page 138.

Basis of consolidation
Because of the operational and contractual arrangements referred to above and the internal participating interests set out in note 21 on page 97, NV and PLC and their group companies constitute a single group under Netherlands and United Kingdom legislation for the purposes of presenting consolidated accounts. Accordingly, the accounts of the Unilever Group are presented by both NV and PLC as their respective consolidated accounts. These accounts are supplemented in notes 22 and 23 on page 98 and note 30 on page 112 by additional information for the NV and PLC parts of the Group in which group companies are consolidated according to respective ownership.

Companies legislation
The consolidated accounts of the Unilever Group comply with Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 1985. The consolidated accounts of the Unilever Group also comply with accounting standards generally accepted in the United Kingdom, as allowed by Article 362.1 of Book 2 of the Civil Code in the Netherlands, unless such standards conflict with the Civil Code in the Netherlands which would in such case prevail. The company accounts, the notes to those accounts and the further statutory information given for each of NV and PLC comply with legislation in the Netherlands and the United Kingdom respectively. As explained under ‘Group companies’ below and on page 67, in order to give a true and fair view, the presentation of the consolidated capital and reserves differs from that specified by the United Kingdom Companies Act 1985.

Accounting standards
The accounts are prepared under the historical cost convention and comply in all material respects with legislation in the Netherlands and with United Kingdom Accounting Standards.

The accounting policies of the Unilever Group are set out on pages 66 to 68. Our accounting policy for the treatment of exceptional items is given on page 77. Material variations from United States generally accepted accounting principles are set out on pages 118 to 127.

United Kingdom Urgent Issues Task Force Abstracts 13 and 17 (UITFs 13 and 17) require that NV or PLC shares held by employee trusts to satisfy options should be classified by the sponsoring company as fixed assets, and, as explained in note 29 on page 111, that certain costs in relation to these shares be recognised in the profit and loss account. Netherlands law requires such shares and certain related costs to be accounted for within capital and reserves. In order to comply with Netherlands law and the Equalisation Agreement, the requirements of UITF 13 and certain aspects of UITF 17 have not been followed. All shares held internally are accounted for in accordance with Netherlands law. The effects of this departure are shown in note 23 on page 98 and note 29 on page 111.

United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ (FRS 17) mandates that certain disclosures relating to retirement benefits be made in financial statements for accounting periods ending on or after 22 June 2001. These disclosures are shown in note 17 on page 89. Unilever will adopt the full requirements of the standard, which will change the basis of accounting for retirement benefits, from 1 January 2003. This will have a significant impact on Unilever’s reported results.

United Kingdom Financial Reporting Standard 19 (FRS 19) ‘Deferred Tax’ requires that full provision be made for most timing differences between the recognition of profits for accounting purposes and the recognition of profits for tax purposes. Prior to the implementation of the standard, Unilever used a form of full provisioning for such timing differences and therefore the standard has been adopted by the Group for the year ended 31 December 2002 with no material impact on reported net profit. The effect of the implementation of this standard on the balance sheet is shown in note 18 on page 94 and note 20 on page 96.

Recent changes in reporting requirements under US GAAP are discussed on page 122.

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

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Accounting information and policies	67

Financial Statements

to NV and PLC shareholders as minority interests in the respective consolidated accounts of PLC and NV. This presentation would not give a true and fair view of the effect of the Equalisation Agreement, under which the position of all shareholders is as nearly as possible the same as if they held shares in a single company.

Net profit and result for the year retained are presented on a combined basis on page 69, with the net profit attributable to NV and PLC shareholders shown separately. Movements in profit retained are analysed between those attributable to NV and PLC shareholders in note 22 on page 98.

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

The ordinary share capital of NV and PLC is translated at the rate contained in the Equalisation Agreement of £1 = Fl. 12 (equivalent to €5.445). The difference between this and the value derived by applying the year-end rate of exchange is taken to other reserves (see note 23 on page 98).

The effects of exchange rate changes during the year on net assets at the beginning of the year are recorded as a movement in profit retained, as is the difference between profit of the year retained at average rates of exchange and at year-end rates of exchange.

Goodwill and intangible assets
No value is attributed to internally generated intangible assets. Goodwill (being the difference between the fair value of consideration paid for new interests in group companies, joint ventures and associated companies and the fair value of the Group’s share of their net assets at the date of acquisition) and identifiable intangible assets purchased after 1 January 1998 are capitalised and amortised in the profit and loss account over the period of their expected useful life, up to a maximum of 20 years. Periods in excess of five years are used only where the directors are satisfied that the life of these assets will clearly exceed that period. Goodwill and intangible assets purchased prior to 1 January 1998 were written off in the year of acquisition as a movement in profits retained.

On disposal of a business acquired prior to 1 January 1998, purchased goodwill written off on acquisition is reinstated in arriving at the profit or loss on disposal.

The treatment of goodwill and intangibles under US GAAP is discussed on pages 118 to 120.

Goodwill and intangible assets are subject to review for impairment in accordance with United Kingdom Financial Reporting Standard (FRS) 11 ‘Impairment of Fixed Assets and Goodwill’ and United States Statement of Financial Accounting Standards (SFAS) 142 ‘Goodwill and Other Intangible Assets’. Any impairment is charged to the profit and loss account as it arises.

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
* or life of lease if less than 33 years

Tangible fixed assets are subject to review for impairment in accordance with FRS 11 and United States SFAS 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’. Any impairment is charged to the profit and loss account as it arises.

Current cost information is given in note 10 on page 81.

Fixed investments
Joint ventures are undertakings in which the Group has a long-term participating interest and which are jointly controlled by the Group and one or more other parties. Associated companies are undertakings in which the Group has a participating interest and is able to exercise significant influence.

Interests in joint ventures and associated companies are stated in the consolidated balance sheet at the Group’s share of their aggregate assets and liabilities.

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

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

68	Accounting information and policies

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

Deferred taxation
Full provision is made for deferred taxation on all significant timing differences arising from the recognition of items for taxation purposes in different periods from those in which they are included in the Group accounts. Full provision is made at the rates of tax prevailing at the year end unless future rates have been enacted or substantively enacted. Deferred tax assets and liabilities have not been discounted.

Provision is made for taxation which will become payable if retained profits of group companies and joint ventures are distributed to the parent companies only to the extent that we are committed to such distributions.

Provisions
Provisions are recognised when either a legal or constructive obligation, as a result of a past event, exists at the balance sheet date and where the amount of the obligation can be reasonably estimated.

Derivative financial instruments
The types of derivative financial instruments used by Unilever are described in note 15 on pages 85 and 86 and in the Financial review on pages 37 to 39. Hedge accounting, as described below, is applied.

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

Group turnover and Turnover
Group turnover comprises sales of goods and services after deduction of discounts and sales taxes. It includes sales to joint ventures and associated companies but does not include sales by joint ventures and associated companies or sales between group companies. Turnover includes the Group share of the turnover of joint ventures, but does not include our share of the turnover of associates.

Revenue is recognised when the risks and rewards of the underlying products and services have been substantially transferred to the customer.

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

Shares held by employee share trusts
The assets and liabilities of certain PLC trusts, NV and group companies which purchase and hold NV and PLC shares to satisfy options granted are included in the Group accounts. The book value of shares held is deducted from capital and reserves, and trust borrowings are included in the Group’s borrowings. The costs of the trusts are included in the results of the Group. These shares are excluded from the calculation of earnings per share.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Consolidated profit and loss account	69
For the year ended 31 December Unilever Group

Financial Statements

		€ million 2002	€ million 2001	€ million 2000

	Turnover 1	48 760	52 206	48 066

	Less: Share of turnover of joint ventures 1	(490)	(692)	(484)

	Group turnover 1	48 270	51 514	47 582

	Cost of sales 2	(24 030)	(26 962)	(25 221)

	Gross profit	24 240	24 552	22 361

	Distribution, selling and administrative costs 2	(19 199)	(19 378)	(19 180)

	Group operating profit 1	5 041	5 174	3 181

	Group operating profit BEIA 1	7 165	7 149	5 729
	Exceptional items	(879)	(588)	(2 113)
	Amortisation of goodwill and intangibles 1	(1 245)	(1 387)	(435)

	Add: Share of operating profit of joint ventures	84	84	57

	Operating profit 1	5 125	5 258	3 238

	Operating profit BEIA 1	7 260	7 269	5 794
	Exceptional items 4	(874)	(588)	(2 113)
	Amortisation of goodwill and intangibles	(1 261)	(1 423)	(443)

	Share of operating profit of associates 1	34	–	–
	Other income from fixed investments 11	(7)	12	(4)
	Interest 5	(1 173)	(1 646)	(632)

	Profit on ordinary activities before taxation	3 979	3 624	2 602
	Taxation on profit on ordinary activities 6	(1 538)	(1 547)	(1 282)

	Profit on ordinary activities after taxation	2 441	2 077	1 320
	Minority interests	(312)	(239)	(215)

	Net profit	2 129	1 838	1 105

Attributable to:	NV 22	1 681	817	675
	PLC 22	448	1 021	430
	Dividends	(1 701)	(1 581)	(1 458)

	Preference dividends	(42)	(51)	(44)
	Dividends on ordinary capital 8	(1 659)	(1 530)	(1 414)

	Result for the year retained	428	257	(353)

	Combined earnings per share 7
	Euros per €0.51 of ordinary capital	2.14	1.82	1.07
	Euro cents per 1.4p of ordinary capital	32.05	27.27	16.08

	On a diluted basis the figures would be:
	Euros per €0.51 of ordinary capital	2.07	1.77	1.05
	Euro cents per 1.4p of ordinary capital	31.10	26.54	15.69

All amounts are related to continuing operations as defined by United Kingdom Financial Reporting Standard 3.

References in the consolidated profit and loss account, consolidated statement of total recognised gains and losses, consolidated cash flow statement and consolidated balance sheet relate to notes on pages 72 to 112, which form an integral part of the consolidated financial statements.

Accounting policies of the Unilever Group are set out on pages 66 to 68.

Variations from United States generally accepted accounting principles and Regulation S-X are outlined on pages 118 to 127.

In accordance with Article 402 of Book 2 of the Civil Code in the Netherlands, the profit and loss account of the entity NV on page 132 mentions only the income from fixed investments after taxation and other income and expenses as separate items.

Amounts reported in 2000 for exceptional items within operating profit and for taxation on profit on ordinary activities have been restated to comply with the requirements of FRS 19. See note 18 on page 94.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

70	Consolidated statement of total
recognised gains and losses
For the year ended 31 December Unilever Group

	€ million 2002	€ million 2001	€ million 2000

Net profit	2 129	1 838	1 105
Unrealised gain on partial disposal of a group company 25	56	–	–
Currency retranslation	(1 582)	(1 065)	(247)

Total recognised gains for the year	603	773	858
Adjustment related to prior year restatement 18	(202)	–	–

Total recognised gains since last annual accounts	401	773	858

Amounts reported against currency retranslation in 2000 and 2001 have been restated to comply with the requirements of FRS 19. See note 18 on page 94.

Consolidated cashflow statement
For the year ended 31 December
Unilever Group

	€ million 2002	€ million 2001	€ million 2000

Cash flow from group operating activities 26	7 883	7 497	6 738

Dividends from joint ventures	83	82	38
Returns on investments and servicing of finance 27	(1 386)	(1 887)	(798)
Taxation	(1 817)	(2 205)	(1 734)
Capital expenditure and financial investment 27	(1 706)	(1 358)	(1 061)
Acquisitions and disposals 27	1 755	3 477	(27 373)
Dividends paid on ordinary share capital	(1 580)	(1 420)	(1 365)

Cash flow before management of liquid resources and financing	3 232	4 186	(25 555)
Management of liquid resources 27	(592)	1 106	2 464
Financing 27	(2 591)	(5 098)	22 902

Increase/(decrease) in cash in the period	49	194	(189)

Reconciliation of cashflow to movement in net funds/(debt)

	€ million 2002	€ million 2001	€ million 2000

Net funds/(debt) at 1 January 28	(23 199)	(26 468)	684

Increase/(decrease) in cash in the period	49	194	(189)
Cash flow from (increase)/decrease in borrowings	2 600	5 095	(22 920)
Cash flow from increase/(decrease) in liquid resources	592	(1 106)	(2 464)

Change in net funds resulting from cash flows	3 241	4 183	(25 573)
Borrowings within group companies acquired	(77)	(1)	(3 113)
Borrowings within group companies sold	20	3	2
Liquid resources within group companies acquired	–	–	13
Liquid resources within group companies sold	(1)	–	–
Non-cash movements	1 467	(408)	455
Currency retranslation	1 583	(508)	1 064

(Increase)/decrease in net debt in the period	6 233	3 269	(27 152)

Net funds/(debt) at 31 December 28	(16 966)	(23 199)	(26 468)

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Consolidated balance sheet	71
As at 31 December Unilever Group

Financial Statements

		€ million 2002	€ million 2001

	Fixed assets	28 389	35 088
	Goodwill and intangible assets 9	20 274	24 964
	Tangible fixed assets 10	7 436	9 240
	Fixed investments 11	679	884

	Interest in joint ventures 11	274	708
	Interest in associates 11	1	–
	Other fixed investments 11	404	176
	Current assets
	Stocks12	4 500	5 343
	Debtors13	8 231	10 034
	Debtors due within one year 13	5 875	7 185
	Debtors due after more than one year 13	2 356	2 849
	Current investments 14	1 226	439
	Cash at bank and in hand 14	2 252	1 862

	Total current assets	16 209	17 678
	Creditors due within one year	(20 602)	(23 212)
	Borrowings 14	(9 511)	(11 279
	Trade and other creditors 16	(11 091)	(11 933)

	Net current assets	(4 393)	(5 534)

	Total assets less current liabilities	23 996	29 554

	Creditors due after more than one year	11 574	15 026
	Borrowings 14	10 933	14 221
	Trade and other creditors 16	641	805
	Provisions for liabilities and charges	5 927	6 871
	Pensions and similar obligations 17	4 220	4 602
	Deferred taxation18	504	910
	Restructuring and other provisions 19	1 188	1 359
	Interest in associates 11	15	–
	Minority interests	628	664
	Capital and reserves 20	5 867	6 993
Attributable to: NV:	Called up share capital 21	420	420
	Share premium account	1 397	1 397
	Other reserves 23	(1 498)	(1 077)
	Profit retained 22	5 381	4 149

		5 700	4 889

PLC:	Called up share capital 21	222	222
	Share premium account	144	154
	Other reserves 23	(595)	(540)
	Profit retained 22	396	2 268

		167	2 104

	Total capital employed	23 996	29 554

Capital and reserves include amounts relating to preference shares in NV which under United Kingdom Financial Reporting Standard 4 are classified as non-equity. Minority interests in group companies are substantially all equity interests.

The 2001 amounts for goodwill, debtors due after more than one year, provisions for deferred taxation and profit retained have been restated to comply with the requirements of FRS 19, see note 18 on page 94.

Commitments and contingent liabilities are shown in note 24 on page 99.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

72	Notes to the consolidated accounts
Unilever Group

1 Segmental information

	€ million Europe	€ million North America	€ million Africa, Middle East & Turkey	€ million Asia & Pacific	€ million Latin America	€ million Total
Analysis by geographical area

2002
Group turnover (a)	19 573	12 446	3 139	7 679	5 433	48 270
Share of turnover of joint ventures	84	122	86	186	12	490

Turnover (a)	19 657	12 568	3 225	7 865	5 445	48 760

Group operating profit BEIA	2 990	1 995	341	1 080	759	7 165
Exceptional items	(729)	(66)	(39)	14	(59)	(879)
Amortisation of goodwill and intangibles	(511)	(494)	(16)	(17)	(207)	(1 245)

Group operating profit	1 750	1 435	286	1 077	493	5 041
Share of operating profit of joint ventures	22	32	9	21	–	84

Operating profit	1 772	1 467	295	1 098	493	5 125

Operating profit BEIA (b) (f)	3 006	2 027	353	1 115	759	7 260

Share of operating profit of associates (c)	12	14	1	5	2	34

Net operating assets (d)	9 954	8 945	1 097	1 124	3 614	24 734

2001
Group turnover (a)	20 119	13 767	3 191	7 846	6 591	51 514
Share of turnover of joint ventures	101	113	264	200	14	692

Turnover (a)	20 220	13 880	3 455	8 046	6 605	52 206

Group operating profit BEIA	2 946	1 941	346	1 045	871	7 149
Exceptional items	254	(285)	(139)	(157)	(261)	(588)
Amortisation of goodwill and intangibles	(511)	(564)	(4)	(26)	(282)	(1 387)

Group operating profit	2 689	1 092	203	862	328	5 174
Share of operating profit of joint ventures	21	32	12	18	1	84

Operating profit	2 710	1 124	215	880	329	5 258

Operating profit BEIA (b) (f)	2 967	1 973	380	1 077	872	7 269

Net operating assets (d)	11 243	12 091	1 082	1 525	6 256	32 197

2000
Group turnover (a)	18 967	11 631	3 296	8 038	5 650	47 582
Share of turnover of joint ventures	108	77	216	53	30	484

Turnover (a)	19 075	11 708	3 512	8 091	5 680	48 066

Group operating profit BEIA	2 402	1 476	338	901	612	5 729
Exceptional items (d)	(566)	(1 249)	(16)	(109)	(173)	(2 113)
Amortisation of goodwill and intangibles	(143)	(179)	(1)	(16)	(96)	(435)

Group operating profit (d)	1 693	48	321	776	343	3 181
Share of operating profit of joint ventures	18	24	8	5	2	57

Operating profit (d)	1 711	72	329	781	345	3 238

Operating profit BEIA (b) (f)	2 420	1 500	351	909	614	5 794

Please refer to footnotes on page 76.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the consolidated accounts	73
Unilever Group

Financial Statements

1 Segmental information continued

Analysis by operation (e)	€ million Savoury and dressings	€ million Spreads and cooking products	€ million Health & wellness and beverages	€ million Ice cream and frozen foods	€ million Home care & professional cleaning	€ million Personal care	€ million Other operations	€ million Total

2002
Group turnover	9 272	6 145	4 064	7 456	8 565	12 236	532	48 270
Share of turnover of joint ventures	231	71	151	–	14	9	14	490

Turnover	9 503	6 216	4 215	7 456	8 579	12 245	546	48 760

Group operating profit BEIA	1 497	991	578	880	955	2 221	43	7 165
Exceptional items	(24)	(181)	(105)	(237)	(183)	(149)	–	(879)
Amortisation of goodwill
and intangibles	(1 051)	(17)	(119)	(27)	(17)	(13)	(1)	(1 245)

Group operating profit	422	793	354	616	755	2 059	42	5 041
Share of operating profit of
joint ventures	28	19	36	–	(1)	3	(1)	84

Operating profit	450	812	390	616	754	2 062	41	5 125

Operating profit BEIA (b) (f)	1 539	1 006	615	880	954	2 224	42	7 260

Share of operating profit
of associates (c)	–	–	–	–	34	–	–	34

Net operating assets (d)	16 959	1 120	3 015	1 674	858	719	389	24 734

2001
Group turnover	9 597	6 681	4 150	7 727	10 432	12 307	620	51 514
Share of turnover of joint ventures	402	90	149	–	35	3	13	692

Turnover	9 999	6 771	4 299	7 727	10 467	12 310	633	52 206

Group operating profit BEIA	1 628	1 066	531	797	885	2 217	25	7 149
Exceptional items	347	(260)	(128)	(322)	(201)	(49)	25	(588)
Amortisation of goodwill
and intangibles	(1 182)	(9)	(136)	(29)	(18)	(11)	(2)	(1 387)

Group operating profit	793	797	267	446	666	2 157	48	5 174
Share of operating profit of
joint ventures	21	20	41	–	1	2	(1)	84

Operating profit	814	817	308	446	667	2 159	47	5 258

Operating profit BEIA (b) (f)	1 685	1 086	572	797	886	2 219	24	7 269

Net operating assets (d)	22 788	651	3 025	2 496	1 540	1 312	385	32 197

2000
Group turnover	5 950	6 670	3 430	7 848	10 258	12 567	859	47 582
Share of turnover of joint ventures	124	79	195	21	26	22	17	484

Turnover	6 074	6 749	3 625	7 869	10 284	12 589	876	48 066

Group operating profit BEIA	792	909	412	636	917	2 034	29	5 729
Exceptional items (d)	(170)	(22)	(18)	(394)	(323)	(1 190)	4	(2 113)
Amortisation of goodwill
and intangibles	(326)	(64)	(3)	(17)	(16)	(7)	(2)	(435)

Group operating profit (d)	296	823	391	225	578	837	31	3 181
Share of operating profit of
joint ventures	13	16	28	2	–	–	(2)	57

Operating profit (d)	309	839	419	227	578	837	29	3 238

Operating profit BEIA (b) (f)	813	925	440	638	917	2 034	27	5 794

Please refer to footnotes on page 76.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

74	Notes to the consolidated accounts
Unilever Group

1 Segmental information continued
Additional segmental information as required by US GAAP
Segmental information is provided in accordance with SFAS 131 on the basis of product categories. For management reporting purposes Unilever uses a number of measures of segment performance at constant average rates of exchange (that is, the same rates as in the preceding year). The internal management measure of profit which is most consistent with operating profit reported in the accounts is ‘Trading Result’. This measure differs from operating profit, mainly because it excludes amortisation of goodwill and intangibles and certain exceptional items and includes depreciation on the basis of replacement cost. There are a number of additional adjustments, including the application of an inflation charge on working capital and certain other statistical items which are added back in order to arrive at operating profit. Tangible fixed assets are measured at depreciated replacement cost for management reporting purposes.

Analysis by operation (e)	€ million Savoury and dressings	€ million Spreads and cooking products	€ million Health & wellness and beverages	€ million Ice cream and frozen foods	€ million Home care & professional cleaning	€ million Personal care	€ million Other operations	€ million Total

2002
Group turnover
At constant 2001 exchange rates	9 887	6 401	4 308	7 646	9 422	13 264	571	51 499
Exchange rate adjustments	(615)	(256)	(244)	(190)	(857)	(1 028)	(39)	(3 229)

At current 2002 exchange rates	9 272	6 145	4 064	7 456	8 565	12 236	532	48 270

Trading result at constant
2001 exchange rates:
Before exceptional items	1 602	1 021	641	943	979	2 322	16	7 524
Exceptional items	(160)	(174)	(106)	(226)	(193)	(166)	14	(1 011)
At constant 2001 exchange rates	1 442	847	535	717	786	2 156	30	6 513
Exchange rate adjustments	(80)	(13)	(31)	(13)	(61)	(180)	(3)	(381)

At current 2002 exchange rates	1 362	834	504	704	725	1 976	27	6 132

Amortisation of goodwill
and intangibles								(1 245)
Other adjustments								154

Group operating profit								5 041

2001
Group turnover
At constant 2000 exchange rates	9 699	6 811	4 220	7 792	10 848	12 681	632	52 683
Exchange rate adjustments	(102)	(130)	(70)	(65)	(416)	(374)	(12)	(1 169)

At current 2001 exchange rates	9 597	6 681	4 150	7 727	10 432	12 307	620	51 514

Trading result at constant
2000 exchange rates:
Before exceptional items	1 674	1 038	556	818	863	2 286	25	7 260
Exceptional items	348	(265)	(128)	(329)	(203)	(31)	36	(572)
At constant 2000 exchange rates	2 022	773	428	489	660	2 255	61	6 688
Exchange rate adjustments	(5)	(2)	(1)	5	(30)	(74)	(2)	(109)

At current 2001 exchange rates	2 017	771	427	494	630	2 181	59	6 579

Amortisation of goodwill
and intangibles								(1 387)
Other adjustments								(18)

Group operating profit								5 174

2000
Group turnover
At constant 1999 exchange rates	5 512	6 160	3 184	7 398	9 439	11 321	779	43 793
Exchange rate adjustments	438	510	246	450	819	1 246	80	3 789

At current 2000 exchange rates	5 950	6 670	3 430	7 848	10 258	12 567	859	47 582

Trading result at constant
1999 exchange rates:
Before exceptional items	755	829	390	666	825	1 845	24	5 334
Exceptional items (d)	(166)	1	(19)	(385)	(306)	(1 058)	3	(1 930)
At constant 1999 exchange rates (d)	589	830	371	281	519	787	27	3 404
Exchange rate adjustments	56	45	30	19	34	45	(1)	228

At current 2000 exchange rates (d)	645	875	401	300	553	832	26	3 632

Amortisation of goodwill
and intangibles								(435)
Other adjustments								(16)

Group operating profit (d)								3 181

Please refer to footnotes on page 76.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the consolidated accounts	75
Unilever Group

Financial Statements

Segmental information continued

Analysis by operation (e)	€ million Savoury and dressings	€ million Spreads and cooking products	€ million Health & wellness and beverages	€ million Ice cream and frozen foods	€ million Home care & professional cleaning	€ million Personal care	€ million Other operations	€ million Total

Depreciation and amortisation
2002
At constant 2001 exchange rates	1 395	213	238	325	476	271	87	3 005
Exchange rate adjustments	(104)	(9)	(18)	(10)	(39)	(19)	(4)	(203)

At current 2002 exchange rates	1 291	204	220	315	437	252	83	2 802

Other adjustments								(220)

								2 582

2001
At constant 2000 exchange rates	1 500	276	227	376	391	292	86	3 148
Exchange rate adjustments	(30)	(24)	(5)	21	(11)	(5)	(1)	(55)

At current 2001 exchange rates	1 470	252	222	397	380	287	85	3 093

Other adjustments								(248)

								2 845

2000
At constant 1999 exchange rates	423	297	71	399	433	364	75	2 062
Exchange rate adjustments	60	12	6	22	26	26	4	156

At current 2000 exchange rates	483	309	77	421	459	390	79	2 218

Other adjustments								(264)

								1 954

Capital expenditure
2002
At constant 2001 exchange rates	216	171	178	280	231	274	30	1 380
Exchange rate adjustments	(14)	(5)	(11)	(10)	(16)	(23)	(3)	(82)

At current 2002 exchange rates	202	166	167	270	215	251	27	1 298

2001
At constant 2000 exchange rates	245	157	108	313	374	327	28	1 552
Exchange rate adjustments	29	(13)	(8)	(21)	(14)	(9)	(3)	(39)

At current 2001 exchange rates	274	144	100	292	360	318	25	1 513

2000
At constant 1999 exchange rates	119	142	62	335	345	220	30	1 253
Exchange rate adjustments	11	8	6	21	29	25	3	103

At current 2000 exchange rates	130	150	68	356	374	245	33	1 356

Total assets
2002
Total assets by operation	19 717	3 610	4 095	3 851	3 581	4 066	2 662	41 582
Corporate								3 778
Other adjustments								(762)

								44 598

2001 (d)
Total assets by operation	27 326	2 844	3 811	5 004	4 716	5 328	1 918	50 947
Corporate								2 672
Other adjustments								(853)

								52 766

Please refer to footnotes on page 76.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

76	Notes to the consolidated accounts
Unilever Group

1 Segmental information continued

Additional geographic analysis	€ million United Kingdom & Netherlands	€ million United States	€ million Other	€ million Total

Group turnover (a)
2002
At constant 2001 exchange rates	5 444	11 992	34 063	51 499
Exchange rate adjustments	(38)	(571)	(2 620)	(3 229)

At current 2002 exchange rates	5 406	11 421	31 443	48 270

2001
At constant 2000 exchange rates	5 794	12 278	34 611	52 683
Exchange rate adjustments	(89)	348	(1 428)	(1 169)

At current 2001 exchange rates	5 705	12 626	33 183	51 514

2000
At constant 1999 exchange rates	5 077	9 153	29 563	43 793
Exchange rate adjustments	300	1 466	2 023	3 789

At current 2000 exchange rates	5 377	10 619	31 586	47 582

Tangible fixed assets
2002	979	1 564	4 893	7 436
2001	1 634	2 131	5 475	9 240

Footnotes to note 1:

(a)	The analysis of turnover by geographical area is stated on the basis of origin. Turnover on a destination basis would not be materially different. Inter-segment sales between operational segments and between geographical areas are not material. For the United Kingdom and the Netherlands, the combined Group operating profit was €578 million (2001: €1 226 million; 2000: €716 million).
(b)	In 2002 the Group’s share of amortisation of goodwill and intangibles in joint ventures was €(16) million (2001: €(36) million; 2000: €(8) million), of which €(3) million (2001: €(22) million; 2000: €(5) million) arose in Africa, Middle East and Turkey and €(13) million (2001: €(14) million; 2000: €(3) million) arose in Asia and Pacific. Of the total amortisation €(13) million (2001: €(36) million; 2000: €(8) million) arose in the savoury and dressings segment, €(2) million arose in the spreads and cooking products segment and €(1) million arose in the health & wellness and beverages segment. These amounts are taken into account in the calculation of operating profit BEIA.
(c)	Nil in 2001 and 2000.
(d)	The 2001 amounts for goodwill within net operating assets and amounts reported in 2000 for exceptional items within operating profit have been restated to comply with the requirements of FRS 19. See note 18 on page 94. For the definition of net operating assets see page 115.
(e)	Analysis for Foods operations has been reclassified over new categories, as noted on page 24.
(f)	In 2002 the Group’s share of exceptional items in joint ventures was €5 million (2001: €nil; 2000: €nil), of which €6 million arose in Europe and €(1) million arose in Asia and Pacific. Of the total exceptional items €(1) million arose in the savoury and dressings segment and €6 million arose in the spreads and cooking products segment. These amounts are taken into account in the calculation of operating profit BEIA.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the consolidated accounts	77
Unilever Group

Financial Statements

2  Operating costs

	€ million	€ million	€ million
	2002	2001	2000

Cost of sales	(24 030)	(26 962)	(25 221)
Distribution and selling costs	(12 175)	(12 543)	(12 045)
Administrative expenses (a)	(7 024)	(6 835)	(7 135)

Operating costs	(43 229)	(46 340)	(44 401)

(a) Includes amortisation of goodwill and intangibles.

	€ million	€ million	€ million
	2002	2001	2000

Operating costs include:
Staff costs 3	(7 008)	(7 131)	(6 905)
Raw materials and packaging	(18 086)	(19 924)	(18 085)
Amortisation of goodwill and
intangibles (b)	(1 245)	(1 387)	(435)
Depreciation of tangible fixed assets (c)	(1 337)	(1 458)	(1 519)
Advertising and promotions	(6 839)	(6 648)	(6 545)
Research and development	(1 166)	(1 178)	(1 187)
Remuneration of auditors:
Audit fees	(15)	(16)	(14)
Audit related services (d)	(13)	(11)	(10)
Other payments to PricewaterhouseCoopers for non-audit services:
Tax (d)	(6)	(5)	(4)
General consulting (d)	(16)	(60)	(42)

Lease rentals:
Minimum lease payments	(503)	(548)	(563)
Contingent lease payments	(15)	(28)	(8)

	(518)	(576)	(571)
Less: Sub-lease income	8	10	12

	(510)	(566)	(559)

of which:
Plant and machinery	(141)	(147)	(148)
Other	(369)	(419)	(411)

(b)	Includes exceptional amount of €(22) million in 2002 and €(8) million in 2001.
(c)	Includes exceptional amount of €(256) million in 2002 and €(263) million in 2001.
(d)	Details of our policy on the non-audit work we allow our auditors to perform are given within the Corporate governance section on page 45.

3  Staff costs and employees

	€ million	€ million	€ million
	2002	2001	2000

Staff costs:
Remuneration of employees	(5 834)	(6 021)	(5 828)
Emoluments of directors as managers	(17)	(18)	(13)
Pensions and other
post-retirement benefits 17	(416)	(326)	(305)
Social security costs	(741)	(766)	(759)

Total staff costs	(7 008)	(7 131)	(6 905)

Details of the remuneration of directors and Advisory Directors which form part of these accounts are given in the auditable part of the Remuneration report on pages 49 to 60.

The average number of employees during the year was:

	'000	’000	’000
	2002	2001	2000

Europe	65	75	74
North America	22	30	27
Africa, Middle East and Turkey	52	49	48
Asia and Pacific	84	84	79
Latin America	35	41	33

Total	258	279	261

4 Exceptional items

	€ million	€ million	€ million
	2002	2001	2000

Included in operating profit
Restructuring	(1 215)	(1 515)	(1 150)
Other, principally business disposals (a)	341	927	(963)

Total	(874)	(588)	(2 113)

(a) Restated for FRS 19, see note 18 on page 94.

These amounts are mainly included in administrative expenses.

Exceptional items are those items within ordinary activities which, because of their size or nature, are disclosed to give a proper understanding of the underlying result for the period. These include restructuring charges in connection with reorganising businesses (comprising impairment of fixed assets, costs of severance, and other costs directly attributable to the restructuring), and profits and losses on disposal of businesses. United Kingdom FRS 3 would require profits and losses on disposal of most businesses to be excluded from operating profit. However, because the business disposals above and the restructuring costs are part of a series of linked initiatives, separate presentation would not give a true and fair view and therefore we have included all exceptional items arising from these initiatives on a single line in operating profit. Costs associated with restructuring, such as training and information technology development costs, are recognised as they arise and are not treated as exceptional.

The exceptional items in 2002, 2001 and 2000 principally relate to a series of linked initiatives (the ‘Path to Growth’), announced on 22 February 2000 to align the organisation behind plans for accelerating growth and expanding margins and to restructuring arising from the integration of Bestfoods.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

78	Notes to the consolidated accounts
Unilever Group

4  Exceptional items continued
The total net cost of these programmes is estimated to be €6.2 billion over five years, most of which is expected to be exceptional restructuring costs. Provisions for these costs and asset write downs are being recognised as necessary consultations are completed and plans finalised.

In 2002, €1.3 billion of net costs have been incurred under Path to Growth programmes of which a net €1.1 billion is exceptional. To date, which is three years into the five year programme, the total cost incurred is €5.2 billion of which €4.5 billion is exceptional.

Other exceptional items include the release of provisions (€98 million) against environmental exposures when events showed that the provisions were no longer required. These provisions were originally recorded on the acquisition of the Bestfoods business.

In 2001 exceptional items included €1.4 billion of Path to Growth net costs and €811 million gain on the sale of brands to secure regulatory approval for the acquisition of Bestfoods.

In 2000 other exceptional items included a profit of €143 million on the disposal of the European bakery business and a loss of €980 million on the agreed disposal of Elizabeth Arden. The latter amount has been restated as a result of the implementation of FRS 19; there was no impact on net profit arising from this restatement. See note 18 on page 94.

5  Interest

	€ million	€ million	€ million
	2002	2001	2000

Total interest payable
and similar charges	(1 446)	(1 914)	(1 008)

Group interest payable
and similar charges:
Bank loans and overdrafts	(186)	(451)	(221)
Bonds and other loans	(1 228)	(1 463)	(787)
Share of interest payable
of joint ventures	(5)	–	–
Share of interest payable
of associates	(27)	–	–
Group interest receivable
and similar income	247	210	374

Exchange differences	26	(3)	12

	(1 173)	(1 707)	(622)
Less: interest capitalised on
businesses held for resale	–	61	27
Add: exceptional interest	–	–	(37)

Total	(1 173)	(1 646)	(632)

Exceptional interest in 2000 principally comprised fees paid on the unused financing facility put in place prior to the acquisition of Bestfoods.

6  Taxation on profit on ordinary activities

	€ million	€ million	€ million
	2002	2001	2000

Parent and group companies (a)(b)	(1 515)	(1 522)	(1 271)
Joint ventures	(19)	(25)	(11)
Associates	(4)	–	–

Total	(1 538)	(1 547)	(1 282)

Of which:
Adjustments to previous years
United Kingdom taxes	11	(3)	(5)
Other taxes	245	61	36

(a) United Kingdom
Corporation Tax at 30.0%	(173)	(381)	(451)
less: double tax relief	66	140	334

United Kingdom taxes	(107)	(241)	(117)
plus: non-United Kingdom taxes	(1 408)	(1 281)	(1 154)

	(1 515)	(1 522)	(1 271)

(b) Of which, tax on exceptional
items amounted to	241	232	404

Deferred taxation has been included
on a full provision basis for:
Accelerated depreciation	50	87	119
Other	242	(207)	153

	292	(120)	272

Where appropriate, amounts have been restated for FRS 19, see note 18 on page 94.

Europe is Unilever’s domestic tax base. The reconciliation between the computed rate of income tax expense which is generally applicable to Unilever’s European companies and the actual rate of taxation charged, expressed in percentages of the profit of ordinary activities before taxation is as follows:

	%	%	%
	2002	2001	2000

Computed rate of tax (see below)	33	33	32
Differences due to:
Other rates applicable to non-European countries	3	(1)	2
Incentive tax credits	(3)	(3)	(2)
Withholding tax on dividends	1	3	3
Adjustments to previous years	(6)	(2)	(2)
Non-deductible goodwill impairment	–	–	10
Non-deductible goodwill amortisation	9	12	4
Other	2	1	2

Actual rate of tax
(current and deferred)	39	43	49
Actual rate of deferred tax for:
Accelerated depreciation	1	2	5
Other	6	(6)	6

Actual rate of current tax	46	39	60

In the above reconciliation, the computed rate of tax is the average of the standard rate of tax applicable in the European countries in which Unilever operates, weighted by the amount of profit on ordinary activities before taxation generated in each of those countries.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the consolidated accounts	79
Unilever Group

Financial Statements

6  Taxation on profit on ordinary activities continued
The total charge in future periods will be affected by any changes to the corporate tax rates in force in the countries in which the Group operates. The current tax charges will also be affected by changes in the excess of tax depreciation over book depreciation and the use of tax credits.

Analyses of European and non-European profit on ordinary activities before taxation, and of the actual taxation charge thereon, are as follows:

	€ million	€ million	€ million
	2002	2001	2000

Profit on ordinary activities before taxation
Europe:
Parent and group companies	2 062	2 429	1 792
Joint ventures	19	21	14
Associates	12	–	–

	2 093	2 450	1 806

Outside Europe:
Group companies	1 831	1 111	754
Joint ventures	60	63	42
Associates	(5)	–	–

	1 886	1 174	796

Total	3 979	3 624	2 602

	€ million	€ million	€ million
	2002	2001	2000

Taxation on profit on ordinary activities
Europe:
Parent and group companies
Taxes payable	(723)	(760)	(942)
Deferred taxation	95	(114)	293
of which:
Accelerated depreciation	113	62	116
Other	(18)	(176)	177
Joint ventures	(6)	(6)	(5)
Associates	(5)	–	–

	(639)	(880)	(654)

Outside Europe:
Group companies
Taxes payable	(1 084)	(642)	(722)
Deferred taxation	197	(6)	100
of which:
Accelerated depreciation	(63)	25	3
Other	260	(31)	97
Joint ventures	(13)	(19)	(6)
Associates	1	–	–

	(899)	(667)	(628)

Total	(1 538)	(1 547)	(1 282)

7  Combined earnings per share

	€	€	€
	2002	2001	2000

Per €0.51 share of NV ordinary capital:
Basic earnings per share	2.14	1.82	1.07
Basic earnings per share before exceptional items and amortisation of goodwill and intangibles	4.06	3.55	3.21
Diluted earnings per share	2.07	1.77	1.05

	€ cents	€ cents	€ cents
	2002	2001	2000

Per 1.4p share of PLC ordinary capital:
Basic earnings per share	32.05	27.27	16.08
Basic earnings per share before exceptional items and amortisation of goodwill and intangibles	60.86	53.29	48.20
Diluted earnings per share	31.10	26.54	15.69

Basis of calculation:
The calculations of combined earnings per share are based on the net profit attributable to ordinary capital divided by the average number of share units representing the combined ordinary capital of NV and PLC in issue during the year, after deducting shares held to meet Unilever employee share options which are not yet exercised. For the calculation of combined ordinary capital the exchange rate of £1 = Fl. 12 = €5.445 has been used, in accordance with the Equalisation Agreement.

Earnings per share before exceptional items and amortisation of goodwill and intangibles is provided because the directors believe it better explains the ongoing trends in the Group’s performance during the duration of the Path to Growth programme.

The calculations of diluted earnings per share are based on (a) conversion into PLC ordinary shares of the shares in a group company which are convertible in the year 2038 as described in ‘Control of Unilever’ on page 141, and (b) the exercise of share options, details of which are set out in note 29 on pages 103 to 111.

Calculation of average number of share units:

	Millions of €0.51 share units
	2002	2001	2000

Average ordinary capital: NV	571.6	571.6	571.6
Average ordinary capital: PLC	436.7	436.7	436.7
less: shares held by employee share trusts and companies	(31.6)	(25.5)	(19.1)

Combined average number of share units for all bases except diluted earnings per share	976.7	982.8	989.2
add: shares issuable in 2038	23.6	23.6	23.6
add: shares under option	35.3	23.5	17.2
less: shares issuable at fair value	(29.0)	(19.9)	(15.7)

Adjusted combined average number of share units for diluted earnings per share basis	1 006.6	1 010.0	1 014.3

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

80	Notes to the consolidated accounts
Unilever Group

7 Combined earnings per share continued

	Millions of 1.4p share units
	2002	2001	2000

Average ordinary capital: NV	3 810.5	3 810.5	3 810.5
Average ordinary capital: PLC	2 911.5	2 911.5	2 911.5
less: shares held by employee share
trusts and companies	(210.4)	(169.7)	(127.2)

Combined average number of share units for all bases except diluted earnings per share	6 511.6	6 552.3	6 594.8
add: shares issuable in 2038	157.5	157.5	157.5
add: shares under option	235.3	156.3	114.6
less: shares issuable at fair value	(193.6)	(132.7)	(105.1)

Adjusted combined average numberof share units for diluted earnings per share basis	6 710.8	6 733.4	6 761.8

Calculation of earnings:
	€ million	€ million	€ million
	2002	2001	2000

Net profit	2 129	1 838	1 105
less: preference dividends	(42)	(51)	(44)

Net profit attributed to ordinary capital for basic and diluted earnings per share calculations	2 087	1 787	1 061
add: exceptional items net of tax	661	334	1 709
add: amortisation of goodwill and
intangibles net of tax	1 216	1 371	409

Net profit attributed to ordinary capital before exceptional items and amortisation	3 964	3 492	3 179

8 Dividends on ordinary capital
	€ million	€ million	€ million
	2002	2001	2000

Dividends on ordinary capital
Interim	(537)	(491)	(475)
Final	(1 122)	(1 039)	(939)

Total	(1 659)	(1 530)	(1 414)

	€	€	€
	2002	2001	2000

Dividends per €0.51 share of NV ordinary capital
Interim	0.55	0.50	0.48
Final	1.15	1.06	0.95

Total	1.70	1.56	1.43

	Pence	Pence	Pence
	2002	2001	2000

Dividends per 1.4p share of PLC ordinary capital
Interim	5.21	4.65	4.40
Final	10.83	9.89	8.67

Total	16.04	14.54	13.07

Full details of dividends for the years 1998 to 2002 are given on page 147.

9 Goodwill and intangible assets
No value is attributed to internally generated intangible assets. Goodwill and identifiable intangible assets purchased after 1 January 1998 are capitalised and amortised in operating profit over the period of their expected useful life, up to a maximum of 20 years. Goodwill and intangible assets purchased prior to 1 January 1998 were written off in the year of acquisition as a movement in profits retained.

Goodwill and intangible assets are subject to review for impairment in accordance with United Kingdom FRS 11 ‘Impairment of Fixed Assets and Goodwill’ and United States SFAS 142. Any impairment is charged to the profit and loss account as it arises.

Intangible assets principally consist of trademarks.

	€ million	€ million
	2002	2001

At cost less amortisation
Goodwill (a)	15 328	18 715
Intangible assets	4 946	6 249

	20 274	24 964

Movements during 2002	€ million Goodwill (a)	€ million Intangible assets

Cost
1 January	20 093	6 702
Additions/reductions	–	18
Acquisitions/disposals	282	(227)
Currency retranslation	(3 030)	(890)

31 December	17 345	5 603

Amortisation
1 January	(1 378)	(453)
Disposals	11	19
Charged to profit and loss account (b)	(932)	(313)
Currency retranslation	282	90

31 December	(2 017)	(657)

Net book value 31 December	15 328	4 946

(a)	Restated for FRS 19, see note 18 on page 94.
(b)	Including exceptional write down arising on restructuring of €22 million.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the consolidated accounts	81
Unilever Group

Financial Statements

10 Tangible fixed assets
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
*or life of lease if less than 33 years

Tangible fixed assets are subject to review for impairment in accordance with United Kingdom FRS 11 and United States SFAS 144. Any impairment in the value of such fixed assets is charged to the profit and loss account as it arises.

		€ million	€ million
		2002	2001

	At cost less depreciation:
	Land and buildings (a)	2 622	3 106
	Plant and machinery	4 814	6 134

	Total	7 436	9 240

(a) includes:	freehold land	282	383
	leasehold land
	(mainly long-term leases)	63	84

	Approximate current replacement cost of tangible fixed assets net of accumulated current cost depreciation	8 535	10 529

	On a current replacement cost basis the depreciation charge to the profit and loss account would have been increased by	(220)	(248)

	Commitments for capital expenditure at 31 December	244	298

Movements during 2002	€ million Land and buildings	€ million Plant and machinery

Gross
1 January	4 570	13 597
Currency retranslation	(556)	(1 501)
Capital expenditure	182	1 116
Disposals	(255)	(918)
Acquisitions/disposals of group companies	(176)	(761)
Other adjustments	85	(85)

31 December	3 850	11 448

Depreciation
1 January	(1 464)	(7 463)
Currency retranslation	184	855
Disposals	136	696
Acquisitions/disposals of group companies	81	450
Charged to profit and loss account (b)	(124)	(1 213)
Other adjustments	(41)	41

31 December	(1 228)	(6 634)

Net book value 31 December	2 622	4 814

Includes payments on account and assets in course of construction	64	495

(b)	Including a charge of €300 million in respect of certain fixed assets written down to net realisable value in connection with restructuring projects, €256 million of which was exceptional.

11 Fixed investments
Joint ventures are undertakings in which the Group has a long-term participating interest and which are jointly controlled by the Group and one or more other parties. Associated companies are undertakings in which the Group has a participating interest and is able to exercise significant influence.

Interests in joint ventures and associated companies are stated in the consolidated balance sheet at the Group’s share of their aggregate assets and liabilities.

Other fixed investments are stated at cost less any amounts written off to reflect a permanent impairment.

	€ million 2002	€ million 2001

Share of gross assets of joint ventures	370	855
Share of gross liabilities of joint ventures	(96)	(147)

Interest in net assets of joint ventures	274	708
Interest in net assets of associates	1	–

Total joint ventures and associates	275	708
Other fixed investments	404	176

Total fixed investments	679	884

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

82	Notes to the consolidated accounts
Unilever Group

11 Fixed investments continued

The following tables show the movements during the year in connection with joint ventures, associates and other fixed investments:

Joint ventures – movements during 2002	€ million	€ million
	Goodwill	Other

1 January	513	195
Acquisitions/disposals	(225)	(100)
Amortisation	(16)	–
Currency retranslation	(61)	(19)
Additions/reductions	–	(8)
Share of profit retained	–	(5)

31 December	211	63

Associates – movements during 2002	€ million	€ million
	Goodwill	Other

1 January	–	–
Acquisitions/disposals	178	(195)
Amortisation	(6)	–
Currency retranslation	(18)	20
Additions/reductions	–	1
Share of profit retained	–	6

	154	(168)
Of which: Net liabilities of JohnsonDiversey reclassified to provisions for liabilities and charges (€15 million net)	(154)	169

31 December	–	1

Associated companies primarily comprise our investments in JohnsonDiversey Holdings Inc. and Langholm Capital. Other Unilever Ventures investments are included under Other fixed investments below. For further details of these investments see page 10.

Other fixed investments – movements during 2002		€ million

1 January		176
Acquisitions/disposals		215
Currency retranslation		(51)
Additions/reductions		64

31 December		404

Analysis of listed and unlisted investments	€ million	€ million
	2002	2001

Investments listed on a recognised stock exchange	19	21
Unlisted investments	660	863

Total fixed investments	679	884

Market value of listed investments	19	21

Unlisted investments include the Senior Discount Note issued by JohnsonDiversey as part consideration for the purchase of the DiverseyLever business.

Sales agency fees payable to JohnsonDiversey are approximately €85 million per annum; interest receivable of €17 million was accrued during 2002.

	€ million	€ million	€ million
	2002	2001	2000

Other income from fixed investments
Income from other fixed investments	8	2	2
Profit/(loss) on disposal	(15)	10	(6)

	(7)	12	(4)

The following related party balances existed with associates at 31 December:

	€ million	€ million
	2002	2001

Trading balances receivable	38	–
Financing balances receivable	247	–

12 Stocks

	€ million	€ million
	2002	2001

Raw materials and consumables	1 720	2 105
Finished goods and goods for resale	2 780	3 238

Total stocks	4 500	5 343

13 Debtors

	€ million	€ million
	2002	2001

Due within one year:
Trade debtors	4 112	5 344
Prepayments and accrued income	573	548
Other debtors	1 190	1 293

	5 875	7 185

Due after more than one year:
Prepayments to funded pension schemes17	840	917
Deferred taxation (a)18	1 292	1 610
Other debtors	224	322

	2 356	2 849

Total debtors	8 231	10 034

(a)	Restated for FRS 19, see note 18 on page 94.

The following information is required by schedule 210.12-09 under Regulation S-X of the United States Securities and Exchange Commission:

	€ million	€ million	€ million
	2002	2001	2000

Provision for doubtful debtors
Movements during the year:
1 January	328	307	279
Charged to profit and loss account	155	96	84
Charged to other accounts (a)	(24)	13	54
Deductions	(165)	(88)	(110)

31 December	294	328	307

(a)	Includes currency retranslation of opening balances.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the consolidated accounts	83
Unilever Group

Financial Statements

14 Net funds/(debt)

	€ million	€ million
	2002	2001

Current investments
Listed	62	43
Unlisted	1 164	396

	1 226	439

Cash at bank and in hand
On call and in hand	1 602	1 576
Repayment notice required	650	286

	2 252	1 862

Borrowings
Bank loans and overdrafts	(1 844)	(2 893)
Bonds and other loans	(18 600)	(22 607)

	(20 444)	(25 500)

Total net funds/(debt)	(16 966)	(23 199)

Current investments include short-term deposits, government securities and A- or higher rated money and capital market instruments.

		€ million	€ million
		2002	2001

Borrowings – additional details
The repayments fall due as follows:
Within one year:
	Bank loans and overdrafts	1 514	2 719
	Bonds and other loans	7 997	8 560

	Total due within one year	9 511	11 279

	After one year but within two years	1 734	5 090
	After two years but within three years	2 047	1 736
	After three years but within four years	1 807	2 257
	After four years but within five years	1 807	1 917
After five years:	By instalments	–	–
	Not by instalments	3 538	3 221

	Total due after more than one year	10 933	14 221

Total amount repayable by instalments any of
	which are payable after five years	2	–

Secured borrowings – mainly bank loans
	and overdrafts	44	24

	Of which secured against tangible fixed assets	6	15

The tables set out below and on page 84 take into account the various interest rate swaps and forward foreign currency contracts entered into by the Group, details of which are set out in note 15 on pages 85 and 86. Details of specific bonds and other loans are also given below.

	€ million	€ million
	2002	2001

NV
Floating rate notes 2002 (US $)	–	2 541
Floating rate notes 2003 (€)	1 000	999
Floating rate notes 2003 (US $)	477	564
Floating rate notes 2003 (Japanese Yen)	402	430
4.750% Bonds 2004 (€)	998	997
7.250% Bonds 2004 (US $)	238	282
6.500% Bonds 2004 (€)	159	159
7.125% Bonds 2004 (€)	228	228
6.625% Notes 2005 (US $)	191	226
3.375% Bonds 2005 (Swiss Francs)	343	337
5.125% Bonds 2006 (€)	998	997
5.125% Notes 2006 (US $)	474	561
4.250% Bonds 2007 (€)	996	–
5.000% Bonds 2007 (US $)	617	–
Commercial paper (€)	962	797
Commercial paper (£)	234	1 007
Commercial paper (US $)	595	1 055
Commercial paper (Swiss Francs)	93	168
Other	788	433

Total NV	9 793	11 781

PLC
Eonia indexed note 2002 (€)	–	500
Floating rate notes 2002 (€)	–	1 000
Floating rate notes 2002 (£)	–	213
5.375% Notes 2003 (€)	1 250	1 249
Commercial paper (€)	59	–
Commercial paper (£)	98	–
Other (a)	–	(6)

Total PLC	1 407	2 956

Other group companies:
United States:
6.750% Notes 2003 (US $)	1 429	1 694
6.875% Notes 2003 (US $)	95	113
6.875% Notes 2005 (US $)	1 427	1 694
6.150% Bonds 2006 (US $)	277	325
7.125% Bonds 2010 (US $)	1 657	1 977
7.000% Bonds 2017 (US $)	135	160
7.250% Bonds 2026 (US $)	270	319
6.625% Bonds 2028 (US $)	209	246
5.900% Bonds 2032 (US $)	943	–
5.000% Bonds 2045 (Swiss Francs)	138	135
5.600% Bonds 2097 (US $)	87	103
Commercial paper (US $)	351	838
Other	41	82

Thailand:
3.300% Bonds 2007 (Thai baht)	144	–

Other countries	197	184

Total other group companies	7 400	7 870

Total bonds and other loans	18 600	22 607

(a)	The negative amount shown in 2001 relates to the exchange difference on the currency swap used to swap certain euro borrowings into sterling.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents
84	Notes to the consolidated accounts
Unilever Group

14 Net funds/(debt) continued
Unilever had the following undrawn committed facilities at 31 December 2002:

•	revolving 364-day bilateral credit facilities of in aggregate US $3 403 million (2001: US $3 020 million) with a 364-day term out;
•	revolving 5 year bilateral credit facilities of in aggregate US $334 million (2001: nil);
•	revolving 364-day notes commitments of US $400 million (2001: US $200 million) with the ability to issue notes with a maturity up to 364 days;
•	364-day bilateral money market commitments of in aggregate US $2 080 million (2001: US $1 775 million), under which the underwriting banks agree, subject to certain conditions, to subscribe for notes with maturities of up to three years.

In addition, operating companies have a variety of facilities, most of which are uncommitted.

The average interest rate on short-term borrowings in 2002 was 5% (2001: 7%).

The interest rate profiles of the Group’s financial assets and liabilities analysed by principal currency are set out in the table below.

Interest rate profile and currency analysis of
financial assets

	€ million			€ million	€ million
	Fixed	Fixed	Fixed	Floating
	rate	rate	rate	rate	Total

		Weighted	Weighted
		average	average
		interest	fixing
		rate	period

Assets – 2002
Euro (b)	512	10.9%	1.4 years	670	1 182
Sterling	–			123	123
US Dollar	246	10.7%	10.3 years	445	691
Indian Rupee	–			568	568
Other	–			1 122	1 122

Total (a)	758			2 928	3 686

Assets – 2001
Euro (b)	806	11.0%	1.3 years	(202)	604
Sterling	–			334	334
US Dollar	–			79	79
Indian Rupee	–			558	558
Other	–			726	726

Total	806			1 495	2 301

(a)	Includes certain non equity assets held within fixed investments.
(b)	The fixed interest rate of 10.9% in 2002 (2001: 11.0%) relates to one leg of a cross-currency interest rate swap of an intercompany loan: a corresponding interest charge is included in the US dollar fixed rate liabilities.

Interest rate profile and currency analysis of
financial liabilities

	€ million			€ million	€ million
	Fixed	Fixed	Fixed	Floating
	rate	rate	rate	rate	Total

		Weighted	Weighted
		average	average
		interest	fixing
		rate	period

Liabilities – 2002
Euro	32	4.8%	4.7 years	221	253
Sterling	367	6.3%	1.4 years	1 017	1 384
US Dollar	11 363	6.2%	6.7 years	4 542	15 905
Thai baht	262	3.7%	2.9 years	128	390
Other	247	5.1%	24.0 years	2 265	2 512

Total	12 271			8 173	20 444

Liabilities – 2001
Euro	68	6.0%	3.1 years	1 728	1 796
Sterling	1 429	7.2%	0.7 years	320	1 749
US Dollar	11 687	6.7%	5.4 years	7 288	18 975
Other	252	5.0%	24.2 years	2 728	2 980

Total	13 436			12 064	25 500

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents
Notes to the consolidated accounts	85
Unilever Group

Financial Statements

15 Financial instruments
The Group has comprehensive policies in place, approved by the directors, covering the use of derivative financial instruments. These instruments are used for hedging purposes. Established controls are in place covering all financial instruments. These include policies, guidelines, exposure limits, a system of authorities and independent reporting. Performance is closely monitored with independent reviews undertaken by internal audit. The accounting policies governing these instruments are in line with generally accepted practice in the UK and the Netherlands and follow hedge accounting principles described in the accounting policies on page 68. The use of leveraged instruments is not permitted. Details of the instruments used for interest rate and foreign exchange exposure management, together with information on related exposures, are given below.

Except for the description of Unilever’s currency exposures, all debtors and trade and other creditors have been excluded from the analysis below and from the interest rate and currency profiles in note 14 on page 84 either due to the exclusion of short-term items, as permitted by United Kingdom Financial Reporting Standard 13, or because the amounts are not material.

Unilever operates an interest rate management policy aimed at optimising net interest and reducing volatility. Derivatives are used to manage the interest rate exposure of debt and cash positions. The Group’s financial position is largely fixed by fixed rate long-term debt issues and straightforward derivative financial instruments such as interest rate swaps. In general, cash is invested short-term at floating interest rates.

At the end of 2002 interest rates were fixed on approximately 80% of the projected net debt for 2003 and 47% for 2004 (compared with 54% for 2002 and 47% for 2003 at the end of 2001).

Nominal values of interest rate derivative instruments are shown in the table below. These nominal values do not reflect the actual level of use of financial instruments when compared with the nominal value of the underlying debt. This is because certain financial instruments have consecutive strike and maturity dates on the same underlying debt in different time periods. Whilst the nominal amounts reflect the volume of activity, they are not indicative of the amount of credit risk to which the Group is exposed. For details of our policy for managing credit risk see page 38.

	€ million	€ million
	Nominal amounts
	at 31 December
	2002	2001

Interest rate swaps	15 804	21 360

The following table shows the extent to which the Group had unrecognised gains and losses in respect of interest rate instruments at the beginning and end of the year. It shows the movement in the market value of these instruments during the year ended 31 December 2002.

	€ million	€ million	€ million
			Total net
			gains/
	Gains	Losses	(losses)

Unrecognised gains and losses:
Balance at 1 January	151	(293)	(142)
Brought forward balance
recognised in current year	61	(234)	(173)

Brought forward balance not
recognised in current year	90	(59)	31
Current year items not recognised
in current year	210	(145)	65

Balance at 31 December 2002	300	(204)	96

Expected to be dealt with next year	129	(147)	(18)
Expected to be dealt with later	171	(57)	114

The following table shows the extent to which the Group has recognised but deferred gains and losses in respect of interest rate instruments at the beginning and end of the year. It also shows the amount which has been included in the profit and loss account for the year and those gains and losses which will be reflected in the profit and loss account in 2003 or in subsequent years.

	€ million	€ million	€ million
			Total net
			gains/
	Gains	Losses	(losses)

Deferred gains and losses:
Balance at 1 January	10	(82)	(72)
Brought forward balance
recognised in current year	5	(29)	(24)

Brought forward balance not
recognised in current year	5	(53)	(48)
Current year items not recognised
in current year	–	5	5

Balance at 31 December 2002	5	(48)	(43)

To be recognised in the profit and
loss account for next year	5	(25)	(20)
To be recognised in the profit and
loss account later	–	(23)	(23)

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

86	Notes to the consolidated accounts
Unilever Group

15 Financial instruments continued
Under the Group’s foreign exchange policy, transaction exposures, which usually have a maturity of less than one year, are generally hedged; this is primarily achieved through the use of forward foreign exchange contracts. The market value of these instruments at the end of 2002 represented a recognised unrealised gain of €572 million (2001: loss of €157 million) which was largely offset by recognised unrealised losses on the underlying assets and liabilities.

		€ million	€ million
Nominal amounts
at 31 December
		2002	2001

Foreign exchange contracts	– buy	3 627	6 053
	– sell	11 076	13 812

Total		14 703	19 865

Our policy for financing the net investments in our subsidiaries is discussed in the Financial Review on page 37 and 38. At the end of 2002 some 75% (2001: 67%) of Unilever’s total capital and reserves were denominated in the currencies of the two parent companies, euros and sterling.

Counterparty exposures are minimised by dealing with a limited range of financial institutions with secure credit ratings, and by working within agreed counterparty limits. There is no significant concentration of credit risk with any single counterparty.

Master netting agreements are in place for the majority of interest rate derivative instruments. The risk in the event of default by a counterparty is determined by the extent to which market prices have moved since the contracts were made. The Group believes that the risk of incurring such losses is remote.

The following table summarises the fair values and carrying amounts of the various classes of financial instruments as at 31 December:

		€ million	€ million	€ million	€ million
			Fair value	Carrying amount
		2002	2001	2002	2001

	Financial assets:
	Other fixed investments	404	176	404	176
	Current investments	1 226	439	1 226	439
	Cash	2 252	1 862	2 252	1 862

		3 882	2 477	3 882	2 477

	Financial liabilities:
	Bank loans and overdrafts	(1 849)	(2 899)	(1 844)	(2 893)
	Bonds and other loans	(19 675)	(23 125)	(18 600)	(22 607)

		(21 524)	(26 024)	(20 444)	(25 500)

	Derivatives:
	Interest rate swaps
	– assets	300	151	152	134
	– liabilities	(204)	(293)	(6)	(10)
	Foreign exchange
contracts	– assets	780	190	780	190
	– liabilities	(208)	(347)	(208)	(347)

The fair values of listed fixed investments are based on their market values. The fair values of unlisted fixed investments are not materially different from their carrying amounts. The carrying amount of current investments is based on their market value. Cash, bank loans and overdrafts have fair values which approximate to their carrying amounts because of their short-term nature. The fair values of forward foreign exchange contracts represent the unrealised gain or loss on revaluation of the contracts to year-end exchange rates. The fair values of bonds and other loans, interest rate swaps and forward rate agreements are based on the net present value of the anticipated future cash flows associated with these instruments. Short-term debtors and creditors have fair values which approximate to their carrying values.

In November 2001, NV entered into a forward purchase contract with a counterparty bank to buy 10 000 000 PLC shares at 559p per share in November 2006. If the PLC share price falls by more than 5% below 559p, cash collateral for the difference must be placed with the counterparty bank.

Currency exposures
Group Treasury manages the foreign exchange exposures that arise from Unilever’s financing and investing activities in accordance with Unilever policies.

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
Compliance with the Group’s policies means that the net amount of monetary assets and liabilities at 31 December 2002 that are exposed to currency fluctuations is not material.

16 Trade and other creditors

	€ million	€ million
	2002	2001

Due within one year:
Trade creditors	4 414	4 882
Social security and sundry taxes	458	534
Accruals and deferred income	2 889	3 196
Taxation on profits	857	977
Dividends	1 138	1 057
Others	1 335	1 287

	11 091	11 933

Due after more than one year:
Accruals and deferred income	147	246
Taxation on profits	365	377
Others	129	182

	641	805

Total trade and other creditors	11 732	12 738

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the consolidated accounts	87
Unilever Group

Financial Statements

17 Pensions and similar obligations

Description of Plans
In most countries the Group operates defined benefit pension plans based on employee pensionable remuneration and length of service. The majority of these plans are externally funded; for the unfunded plans, provisions are maintained in the Group balance sheet. The Group also provides other post-retirement benefits, mainly post-retirement medical benefits in the United States. These plans are predominantly unfunded, with provisions maintained in the Group balance sheet.

The Group also operates a number of defined contribution plans, the assets of which are held in independently administered funds. The pension costs charged to the profit and loss account in respect of these plans represent the contributions payable by the Group to these funds.

Accounting policies
The Group currently accounts for pensions under the United Kingdom accounting standard SSAP 24. The objective of the standard is to spread pension costs systematically over the service lives of employees and for the regular costs to be a reasonably stable percentage of pay. Other post-retirement arrangements are currently accounted for in accordance with United States accounting standards SFAS 106 and SFAS 112 which apply principles similar to those for pensions in the UK. All plans are subject to regular actuarial review using the projected unit method, either by external consultants or by actuaries employed by Unilever. The actuarial assumptions used to calculate the benefit obligations vary according to the country in which the plan is situated. In line with the accounting objective, assumptions are generally set reflecting long-term expectations and asset values are smoothed relative to market values.

The UK Accounting Standards Board also requires companies to provide disclosures based on FRS 17, the objective of which is to present the pension and other post retirement benefit plans’ assets and liabilities at their fair value at the balance sheet date. Unilever will fully adopt FRS 17 as the basis for pension accounting from 1 January 2003. FRS 17 disclosures are given on pages 89 to 91.

SSAP 24– Pension and similar obligations

Profit and loss account	€ million 2002	€ million 2001	€ million 2000

Charged to operating profit in staff costs:
Defined benefit plans
Regular costs	(354)	(381)	(324)
Special termination benefits	(96)	(78)	(88)
Exceptional increase in irrecoverable surplus	(46)	–	–
Financing charge on pension provisions	(136)	(110)	(117)
Amortisation of surplus/deficits	339	370	309
Defined contribution plans	(26)	(24)	(8)
Other post-retirement benefits	(97)	(103)	(77)

Total pensions and other post-retirement benefits 3	(416)	(326)	(305)

Pension costs, and contributions paid by the Group to the funded plans, have been reduced in recent years, mainly due to surpluses in the Group’s two biggest funds. These surpluses are recognised by amortisation through the profit and loss account using the mortgage method.

Balance Sheet
Pensions and similar obligations in the balance sheet are predominantly long-term liabilities comprising:

	€ million	€ million
	2002	2001

Unfunded pension plans	1 320	1 414
Funded pension plans	987	987
Other post-retirement benefit plans	1 073	1 284

SSAP 24 pre-tax net liability	3 380	3 685

Comprising:
Asset balances reclassified as debtors due after more than one year 13	(840)	(917)
Provisions for liabilities and charges	4 220	4 602

Movements during the year:
1 January	4 602
Currency retranslation	(258)
Profit and loss account	416
Payments	(400)
Acquisitions/disposals	(74)
Other adjustments	(66)

31 December	4 220

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

88	Notes to the consolidated accounts
Unilever Group

17 Pensions and similar obligations continued

Additional information
Group policy is that plans are formally valued at least every three years. The results of the valuations for the principal pension plans (that represent 90% of all defined benefit pension plans by market value of assets and net provisions) have been updated to the year end to provide the following aggregated information:

	€ million	€ million	€ million	€ million
	31 December	31 December	31 December	31 December
	2002	2001	2002	2001
			Other post retirement
		Pension plans		benefit plans

Actuarial value of assets at the last valuation date	15 515	16 762	2	3
Provisions	3 147	3 318	1 073	1 284
Prepayments	(840)	(917)	–	–
Liabilities	16 590	16 306	1 042	1 210
Financing level % (a)	107%	118%	103%	106%
Actual market value of assets	12 725	16 976	2	3

(a)	Actuarial value of assets plus net provision as % of liabilities.

The actuarial value of assets is generally a smoothed market value determined by spreading gains and losses relative to the actuarial basis over a three-to-five-year period.

Assumptions
The long-term average assumptions used for valuing the principal pension plans, weighted by liabilities, were:

	31 December	31 December
	2002	2001

Interest rate	6.0%	7.0%
Inflation	2.4%	3.0%
Salary increases	3.7%	4.3%
Pension increases	2.2%	2.9%

Assumptions for the remaining defined benefit plans vary considerably depending on the economic conditions of the country where they are situated.

For the most significant plans (representing over 75% of all defined benefit plans by liabilities) the assumptions at 31 December 2002 were:

	United Kingdom	Netherlands	United States	Germany

Interest rate	5.4%	6.5%	6.5%	5.8%
Inflation	2.2%	2.5%	2.5%	2.0%
Salary increases	3.7%	3.3%	4.5%	2.8%
Pension increases	2.5%	2.5%	0.0%	2.0%

Pension contributions to funded pension plans are reviewed regularly. Following the latest reviews in the UK, the Netherlands and Germany, decisions have been made to recommence contributions in both the UK and Germany and the cash impact of this is expected to be €46 million in 2003.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the consolidated accounts	89
Unilever Group

Financial Statements

17 Pensions and similar obligations continued
FRS 17 Disclosures
With the objective of presenting pensions and other post retirement benefit plans’ assets and liabilities at their fair value on the balance sheet, assumptions for FRS 17 are set by reference to market conditions at the balance sheet date. As such, there will be differences between the assumptions used in SSAP 24 and those under FRS 17 and the values placed on assets and liabilities.

Assumptions
The major market-based actuarial assumptions, weighted by liabilities, used to value the principal defined benefit pension plans and plans providing other post-retirement benefits and the expected long-term rates of return on assets, weighted by asset value, were:

	Principal defined benefit pension plans	31 Dec 2002 Other post retirement benefit plans	Principal defined benefit pension plans	31 Dec 2001 Other post retirement benefit plans	Principal defined benefit pension plans	31 Dec 2000 Other post retirement benefit plans

Discount rate	5.70%	6.50%	6.00%	7.25%	6.20%	7.50%
Inflation assumption	2.30%	n/a	2.25%	n/a	2.50%	n/a
Rate of increase in salaries	3.60%	4.30%	3.50%	4.50%	3.80%	4.50%
Rate of increase for pensions in payment	2.20%	n/a	2.00%	n/a	2.10%	n/a
Rate of increase for pensions in deferment (where provided)	2.60%	n/a	1.50%	n/a	2.30%	n/a
Long-term medical cost inflation(a)	n/a	4.90%	n/a	5.00%	n/a	5.00%
Expected long-term rates of return:
Equities	8.20%		9.00%		8.40%
Bonds	4.90%		5.50%		5.30%
Others	5.40%		6.00%		5.30%

(a)	The valuations of other benefit plans generally assume a higher initial level of medical cost inflation, which falls from 10% to the long-term rate within the next five years.

Assumptions for the remaining defined benefits plans vary considerably depending on the economic conditions of the country where they are situated.

For the most significant pension plans, representing over 75% of all defined benefit plans by liabilities, the assumptions at 31 December 2002 were:

	United Kingdom	Netherlands	United States	Germany

Discount rate	5.50%	5.40%	6.50%	5.40%
Inflation assumption	2.25%	2.25%	2.50%	2.00%
Rate of increase in salaries	3.75%	3.00%	4.50%	2.75%
Rate of increase for pensions in payment	2.50%	2.25%	0.00%	2.00%
Rate of increase for pensions in deferment (where provided)	2.50%	2.25%	0.00%	0.00%
Expected long-term rates of return:
Equities	8.00%	8.30%	8.30%	8.30%
Bonds	4.90%	4.70%	4.30%	4.70%
Others	5.80%	5.60%	4.30%	4.90%

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

90	Notes to the consolidated accounts
Unilever Group

17 Pensions and similar obligations continued
Balance Sheet
The assets, liabilities and surplus/deficit position of the pension and other post retirement benefit plans and the expected rates of return on the principal plan assets, at the balance sheet date, were:

	€ million	€ million	%	€ million	€ million	%
	Pension plans	31 December 2002			31 December 2001
		Other post retirement benefit plans	Long-term rates of return expected	Pension plans	Other post retirement benefit plans	Long-term rates of return expected

Assets of principal plans:
Equities	7 281	–	8.2%	10 494	–	9.0%
Bonds	3 383	–	4.9%	4 138	–	5.5%
Other	1 644	–	5.4%	1 808	–	6.0%
Assets of other plans	417	2	8.2%	536	3	8.0%

Total plan assets	12 725	2		16 976	3

Present value of liabilities: (a)
Principal plans	(15 305)	–		(15 547)	–
Other plans	(1 675)	(1 042)		(1 781)	(1 171)

Total present value of liabilities	(16 980)	(1 042)		(17 328)	(1 171)

Aggregate net surplus/(deficit) of the plans	(4 255)	(1 040)		(352)	(1 168)
Irrecoverable surplus (b)	(87)	–		(265)	–
Related deferred tax asset/(liability)	1 058	388		(74)	467

Net pension asset/(liability)	(3 284)	(652)		(691)	(701)

Of which in respect of

Funded plans in surplus:
Aggregate surplus	677	–		2 454	–
Irrecoverable surplus (b)	(87)	–		(265)	–
Related deferred tax liability	(209)	–		(740)	–
Net pension asset	381	–		1 449	–

Funded plans in deficit:
Aggregate deficit	(2 575)	–		(607)	–
Related deferred tax asset	808	–		199	–
Net pension liability	(1 767)	–		(408)	–

Unfunded plans:
Aggregate liability	(2 357)	(1 040)		(2 199)	(1 168)
Related deferred tax asset	459	388		467	467
Net pension liability	(1 898)	(652)		(1 732)	(701)

(a)	The basis for valuation of risk benefits has been changed following the issue of UITF 35. The effect has been to increase the liabilities of the principal plans by €500 million as at 31 December 2002 (2001: €508 million).
(b)	The surplus in the plans is only recoverable to the extent that the Group can benefit from either refunds formally agreed or future contribution reductions.

If the above amounts had been recognised in the financial statements, the Group’s net assets and profit retained would be:

	€ million	€ million	€ million	€ million
	31 December 2002		31 December 2001
	Net assets	Profit retained	Net assets	Profit retained

Unilever Group as reported	6 495	5 777	7 657	6 417
Excluding SSAP 24 net pre-tax liability	3 380	3 344	3 685	3 647
Excluding associated deferred tax asset	(691)	(679)	(843)	(830)
Including FRS 17 net liability after tax	(3 936)	(3 903)	(1 392)	(1 373)

Net assets/profit retained including FRS 17 pension liability	5 248	4 539	9 107	7 861

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the consolidated accounts	91
Unilever Group

Financial Statements

17 Pensions and similar obligations continued
Profit and loss account
Had FRS 17 been adopted in the preparation of the Group’s financial statements, the profit and loss account would have been as follows:

	€ million	€ million
	2002	2001

Charged to operating profit:
Defined benefit pension and other benefit plans:
Current service cost	(364)	(384)
Special termination benefits	(96)	(79)
Past service cost	9	(16)
Gains on settlements/curtailments	119	9
Operating gain on irrecoverable surplus	7	–
Defined contribution plans	(26)	(24)

Total operating cost	(351)	(494)

Charged to interest:
Interest on retirement benefits	(1 072)	(1 121)
Exceptional financing loss on recoverable surplus	–	(128)
Expected return on assets	1 180	1 291

Total interest cost	108	42

Net impact on the profit and loss account (before tax)	(243)	(452)

Statement of total recognised gains and losses
Had FRS 17 been adopted in the preparation of the Group’s financial statements, the following amounts would have been recognised in the statement of total recognised gains and losses:

	€ million	€ million
	2002	2001

Actual return less expected return on pension and other benefit plan assets	(3 276)	(2 343)
Experience gains/(losses) arising on pension plan and other benefit plan liabilities	(95)	197
Changes in assumptions underlying the present value of the pension and other benefit plan liabilities	(952)	(198)

Actuarial gain/(loss) to be recognised in statement of total recognised gains and losses	(4 323)	(2 344)

Reconciliation of change in surplus/deficit
Movements in surplus/deficit during the year:

	€ million	€ million
	2002	2001

Surplus/(deficit) at beginning of the year	(1 520)	1 126
Movements in year
Current service cost	(364)	(384)
Special termination benefits	(96)	(79)
Past service costs	9	(16)
Settlements/curtailments	119	9
Other finance income	108	42
Actuarial gain/(loss)	(4 323)	(2 344)
Contributions	400	138
Currency retranslation	372	(12)

Surplus/(deficit) at end of the year	(5 295)	(1 520)

History of experience gains and losses

	%	%
	2002	2001

Actual return less expected return on plan assets:
% of plan assets at beginning of year	(19)	(12)

Experience gains/(losses) on plan liabilities:
% of present value of plan liabilities at beginning of year	(1)	1

Total actuarial gain/(loss):
% of present value of plan liabilities at beginning of year	(23)	(13)

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

92	Notes to the consolidated accounts
Unilever Group

17 Pensions and similar obligations continued
US GAAP disclosures
Under US GAAP, the actuarial assumptions used to calculate the benefit obligations are set by reference to market conditions at the balance sheet date, in a similar manner to that used under FRS 17. The accounting methodology however is not the same as under FRS 17 since certain cost items are amortised rather than recognised immediately.

The following tables summarise the balance sheet impact, as well as the benefit obligations, assets, funded status and economic assumptions associated with the key defined benefit pension plans and the other post retirement benefit plans as computed in accordance with SFAS 87 and SFAS 106. At 31 December 2002 these key defined benefit pension plans (‘key pension plans’) represented approximately 90% (2001: 76%; 2000: 76%) of all pension plans while 100% of the other post retirement benefit plans are represented (2001: 100%; 2000: 100%), based on the market value of the funds plus the provisions held in the Group’s accounts.

	€ million	€ million	€ million	€ million
	Key pension plans 2002	Key pension plans 2001	Other post retirement benefit plans 2002	Other post retirement benefit plans 2001

Change in benefit obligations
Benefit obligations at 1 January	12 750	12 047	1 171	1 132
Extension of coverage (a)	2 261	–	–	–
Service cost	315	252	20	20
Interest cost	864	737	78	83
Plan member contributions	8	1	–	–
Amendments	–	90	(4)	–
Plan mergers	170	41	–	–
Actuarial (gains)/losses	1 215	291	33	–
Acquisitions/disposals	(57)	(11)	(22)	(12)
Settlements/curtailments	(321)	(31)	–	(3)
Special termination benefits	–	29	–	1
Benefits paid	(1 204)	(873)	(88)	(89)
Currency retranslations	(786)	177	(176)	39

Benefit obligations at 31 December	15 215	12 750	1 012	1 171

Change in plan assets
Fair value of plan assets at 1 January	13 560	15 401	3	3
Extension of coverage (a)	2 320	–	–	–
Plan mergers	154	–	–	–
Actual return on plan assets	(1 953)	(928)	(1)	–
Acquisitions/(disposals)	(10)	(11)	–	–
Settlements	(249)	(31)	–	–
Employer contribution/surplus refunds	36	(144)	88	88
Plan member contributions	8	1	–	–
Benefits paid	(1 118)	(873)	(88)	(89)
Currency retranslations	(651)	145	–	1

Fair value of plan assets at 31 December	12 097	13 560	2	3

Funded status at 31 December	(3 118)	810	(1 010)	(1 168)
Unrecognised net transition liability/(asset)	(178)	(247)	–	3
Unrecognised net actuarial loss/(gain)	3 285	(1 119)	(34)	(85)
Unrecognised prior service cost	178	201	1	5
Other (SFAS 112 liabilities)	n/a	n/a	(30)	(39)

Net amount recognised at 31 December	167	(355)	(1 073)	(1 284)

Amount recognised in the statement of financial position consists of:
Prepaid benefit cost	1 543	813	–	–
Accrued benefit liability	(1 376)	(1 168)	(1 069)	(1 283)
Additional minimum liability	(2 454)	(20)	–	–
Intangible asset	94	4	–	–
Accumulated other comprehensive income	2 360	16	(4)	(1)

Net amount recognised at 31 December	167	(355)	(1 073)	(1 284)

(a)	With effect from 1 January 2002 a number of additional pension plans were included in the SFAS 87 valuation exercise. This increases the overall coverage provided by the key pension plans from 76% to 90%.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the consolidated accounts	93
Unilever Group

Financial Statements

17 Pensions and similar obligations continued

	%	%	%	%	%	%
	Key Pension plans 2002	Key Pension plans 2001	Key Pension plans 2000	Other post retirement benefit plans 2002	Other post retirement benefit plans 2001	Other post retirement benefit plans 2000

Weighted-average assumptions as at 31 December
Discount rate	5.70	6.00	6.25	6.50	7.25	7.50
Expected return on plan assets	6.90	7.75	7.25	n/a	n/a	n/a
Salary increases	3.60	3.75	3.75	4.30	4.50	4.50
Pension increases	2.20	2.50	2.50	n/a	n/a	n/a

The valuations of other benefit plans typically assume that medical cost inflation will fall from its current level (assumed to be approximately 10% in 2003) over the next few years and reach a constant level of 4.9% (2001: 5%; 2000: 5%) within five years.

	€ million	€ million	€ million	€ million	€ million	€ million
	Key Pension plans 2002	Key Pension plans 2001	Key Pension plans 2000	Other post retirement benefit plans 2002	Other post retirement benefit plans 2001	Other post retirement benefit plans 2000

Components of net periodic benefit cost
Service cost (gross)	324	253	231	20	20	16
Interest cost	864	737	698	78	83	64
Expected return on plan assets	(1 189)	(1 007)	(932)	–	–	–
Expected employee contributions	(9)	(1)	–	–	–	–
Amortisation of prior service cost	33	24	26	–	–	–
Amortisation of transition (asset)	(63)	(63)	(66)	–	–	–
Amortisation of actuarial loss/(gain)	(45)	(81)	(58)	(6)	(2)	(2)

Total before SFAS 88 events	(85)	(138)	(101)	92	101	78
Adjustments for SFAS 88 events	(118)	43	19	(23)	(2)	(1)

Net periodic benefit cost	(203)	(95)	(82)	69	99	77

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were €11 015 million, €10 188 million, and €7 334 million respectively, as of 31 December 2002 and €2 171 million, €2 035 million, and €1 308 million respectively, as of 31 December 2001.

The Group also maintains a number of smaller defined benefit plans. Approximately €1 129 million (2001: €1 685 million) is provided for on their behalf in the Group balance sheet. In 2002, €158 million (2001: €202 million; 2000: €151 million) was charged in the accounts. These amounts would not have been materially different under SFAS 87.

In addition to the special termination benefits included in the table above, during 2002, the Group also charged €96 million (2001: €49 million; 2000: €56 million) in respect of pension or similar obligations arising on terminations of employment.

Expected return on plan assets
Beginning 1 January 2002 the Group changed its method for determining the expected return on plan assets under US GAAP by changing the value placed on the plan assets. The value now used is the fair value at the balance sheet date instead of a market related value calculated by smoothing asset gains and losses over a five year period. Management believe that using the actual fair value at the balance sheet date provides a better representation of the financial position of the Group. The impact of this change in methodology on reported results is given on pages 114 and 121.

Post-retirement health care benefits
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	€ million 1% point increase	€ million 1% point decrease

Effect on total of service and interest cost components	7	(6)
Effect on post-retirement benefit obligations	68	(62)

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

94	Notes to the consolidated accounts
Unilever Group

18 Deferred taxation
United Kingdom Financial Reporting Standard 19 (FRS 19) ’Deferred Tax’, which requires full provision to be made for deferred taxes, has been adopted with effect from 1 January 2002. The impact on the balance sheet of adoption of this standard has been reflected in all periods covered by these accounts by means of a prior period adjustment. As Unilever has previously provided for deferred taxes on a full provision basis in accordance with Netherlands law, FRS 19 does not have a material impact on reported net profit.

FRS 19 does not allow deferred tax to be provided on the revaluation of fixed assets and therefore deferred tax so provided in respect of the revaluation of Bestfoods’ tangible fixed assets has been adjusted against goodwill in the comparative figures. Deferred tax was provided in respect of the planned remittance of unremitted earnings of Bestfoods’ subsidiaries; FRS 19 does not allow such provision unless the dividend has been declared. These deferred tax liabilities have also been adjusted against goodwill in the comparative figures. In addition, where (prior to 1998) tax-deductible goodwill was written off directly to reserves, FRS 19 does not allow a deferred tax asset to be created at acquisition. Instead, a deferred tax liability must be created over the life of the goodwill. The consequent reversal of deferred tax assets and creation of deferred tax liabilities has been adjusted in the comparative figures. These two adjustments result in a reduction of shareholders’ equity as at 31 December 2001 of € 202 million.

The implementation of FRS 19 has also changed the accounting treatment in the year ended 31 December 2000 for our (then) anticipated disposal of Elizabeth Arden. The effect of implementing FRS 19 means that operating profit for that year is reduced by €121 million, whilst the tax charge on ordinary activities is also reduced by €121 million. This adjustment has been made in the comparative figures for the year ended 31 December 2000. There is no impact on reported net profit.

Capital and reserves at 31 December 2001 have been reduced in aggregate by €202 million (2000: €195 million). In the 2001 closing balance sheet, goodwill has been reduced by €133 million (2000: €77 million) while debtors have been reduced by €60 million (2000: €91 million) through a reduction in deferred tax assets. Deferred tax liabilities at the end of 2001 have been increased by €9 million (2000: €27 million).

There are no material unrecognised deferred tax assets.

	€ million 2002	€ million 2001

Deferred taxation on:
Accelerated depreciation	877	1 009
Stock reliefs	41	55
Pension and similar provisions	(691)	(843)
Short-term and other timing differences	(1 015)	(921)

	(788)	(700)
Less asset balances reclassified as debtors
due after more than one year 13	1 292	1 610

	504	910

Movements in deferred taxation:
1 January	910
Currency retranslation	187
Acquisition/disposal of group companies	17
Profit and loss account	(292)
Other movements	(318)

31 December	504

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the consolidated accounts	95
Unilever Group

Financial Statements

19 Restructuring and other provisions
Provisions are recognised when either a legal or constructive obligation, as a result of a past event, exists at the balance sheet date and where the amount of the obligation can be reasonably estimated.

	€ million 2002	€ million 2001

Restructuring provisions	633	773
Other provisions	555	586

Total	1 188	1 359

Movements in restructuring provisions:
1 January	773
Currency retranslation	(54)
Acquisition/disposal of group companies	5
Profit and loss account:
New charges	575
Releases	(56)
Utilisation	(610)

31 December	633

Movements in other provisions:
1 January	586
Currency retranslation	(100)
Acquisition/disposal of group companies	179
Profit and loss account	(80)
Utilisation	(30)

31 December	555

Restructuring provisions at the end of 2002 relate to the Path to Growth initiatives described in note 4 on page 77. These amounted to €0.6 billion the cash impact of which is expected to be a cash outflow of €0.4 billion in 2003 and €0.2 billion thereafter. Other provisions principally comprise balances held in respect of legal, environmental and other exposures. The cash impact of these balances is expected to be a cash outflow of €0.2 billion in 2003, and €0.4 billion thereafter.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

96	Notes to the consolidated accounts
Unilever Group

20 Capital and reserves
From 1 January 2002, Unilever has adopted UK Financial Reporting Standard 19 (FRS 19) ‘Deferred Tax’ which requires full provision to be made for deferred taxes. The impact of the adoption of FRS 19 was as follows:

	€ million As at 31 December 2001	€ million As at 31 December 2000	€ million As at 31 December 1999

Shareholders’ equity as previously reported	7 195	8 169	7 761
Accounting policy change	(202)	(195)	(306)

Shareholders’ equity as restated	6 993	7 974	7 455

The table below presents combined disclosure of movements in capital and reserves of NV and PLC for the years 2002, 2001 and 2000 in order to show these changes for the Unilever Group as a whole. This information does not reflect the separate legal status of NV and PLC; information on capital and reserves attributable to each of NV and PLC is given in notes 21 and 23 on pages 97 and 98.

	€ million Called up share capital	€ million Share premium account	€ million Other reserves	€ million Profit retained	€ million Total

2002 (a)
1 January 2002	642	1 551	(1 617)	6 417	6 993
Result for the year retained	–	–	–	428	428
Goodwill movements	–	–	–	458	458
Unrealised gain on partial disposal of a group company	–	–	–	56	56
Currency retranslation	–	(10)	75	(1 582)	(1 517)
Change in book value of shares or certificates held
in connection with share options	–	–	(551)	–	(551)
31 December 2002	642	1 541	(2 093)	5 777	5 867

2001 (a)
1 January 2001	642	1 548	(1 167)	6 951	7 974
Result for the year retained	–	–	–	257	257
Goodwill movements	–	–	–	274	274
Currency retranslation	–	3	(14)	(1 065)	(1 076)
Change in book value of shares or certificates held
in connection with share options	–	–	(436)	–	(436)
31 December 2001	642	1 551	(1 617)	6 417	6 993

2000 (a)
1 January 2000	642	1 547	(971)	6 237	7 455
Result for the year retained	–	–	–	(353)	(353)
Goodwill movements (b)	–	–	–	1 314	1 314
Currency retranslation	–	1	(12)	(247)	(258)
Change in book value of shares or certificates held
in connection with share options	–	–	(184)	–	(184)
31 December 2000	642	1 548	(1 167)	6 951	7 974

As required by UK Financial Reporting Standard 4 capital and reserves can be analysed as follows:

	€ million 2002	€ million 2001

Equity:
Ordinary capital	4 365	5 491

Non-equity:
7% Cumulative Preference	13	13
6% Cumulative Preference	73	73
4% Cumulative Preference	34	34
5 euro cents Cumulative Preference	1 382	1 382

Total non-equity	1 502	1 502

Total capital and reserves	5 867	6 993

(a)	Restated for FRS 19, see note 18 on page 94.
(b)	Includes €980 million written back in 2000 in respect of the agreed disposal of Elizabeth Arden.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the consolidated accounts	97
Unilever Group

Financial Statements

21  Called up share capital

€ million Authorised 2002	€ million Authorised 2001	Preferential share capital NV	Nominal value per share		Number of shares issued	€ million Issued, called up and fully paid 2002	€ million Issued, called up and fully paid 2001

34	34	7% Cumulative Preference	€453.78		29 000	13	13
91	91	6% Cumulative Preference	€453.78		161 060	73	73
34	34	4% Cumulative Preference	€45.38		750 000	34	34
29	29	5 euro cents Cumulative Preference	€0.05		211 473 785	10	10

188	188					130	130

		Ordinary share capital
		NV
508	508	Ordinary	€0.51		571 575 900	290	290
1	1	Ordinary (Shares numbered
		1 to 2 400 – ‘Special Shares’)	€453.78		2 400	1	1
–	–	Internal holdings eliminated in consolidation (€453.78 shares)				(1)	(1)

509	509					290	290

		Total NV share capital				420	420

£ million	£ million	Ordinary share capital				£ million	£ million
2002	2001	PLC				2002	2001

136.2	136.2	Ordinary:	1.4	p	2 911 458 580	40.8	40.8
0.1	0.1	Deferred	£1 stock		100 000	0.1	0.1
–	–	Internal holdings eliminated in consolidation (£1 stock)				(0.1)	(0.1)

136.3	136.3	Total PLC share capital				40.8	40.8

		Euro equivalent in millions (at £1 = €5.445)				222	222

For NV share capital, the euro amounts shown above and elsewhere in this document are representations in euros on the basis of Article 67c of Book 2 of the Civil Code in the Netherlands, rounded to two decimal places, of underlying amounts of share capital in Dutch guilders, which have not been converted into euros in NV’s Articles of Association. Until conversion formally takes place by amendment of the Articles of Association the entitlements to dividends and voting rights are based on the underlying Dutch guilder amounts.

The 7%, 6% and 4% preference shares of NV are entitled to dividends at the rates indicated. The €0.05 preference shares of NV are entitled to a dividend of 65% of the six months Euribor interest rate on their notional value of €6.580 each. A nominal dividend of 1/4 % is paid on the deferred stock of PLC.

The 4% cumulative preference capital of NV is redeemable at par at the Company’s option either wholly or in part.

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

For information on the rights of shareholders of NV and PLC and the operation of the Equalisation Agreement see ‘Control of Unilever’ on pages 138 to 141.

Internal holdings
The ordinary shares numbered 1 to 2 400 (inclusive) in NV and deferred stock of PLC are held as to one half of each class by N.V. Elma – a subsidiary of NV – and one half by United Holdings Limited – a subsidiary of PLC. This capital is eliminated in consolidation. It carries the right to nominate persons for election as directors at general meetings of shareholders. The subsidiaries mentioned above have waived their rights to dividends on their ordinary shares in NV. For more information see ‘Control of Unilever’ on pages 138 to 141.

Share options
The Group operates a number of equity-based compensation plans involving options over ordinary shares of NV and PLC. Full details of these plans are given in note 29 on page 103.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

98	Notes to the consolidated accounts
Unilever Group

22  Profit retained

	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC
	2002	2001	2000	2002	2001	2000

Net profit	1 681	817	675	448	1 021	430
Preference dividends	(42)	(51)	(44)	–	–	–
Dividends on ordinary capital	(941)	(868)	(803)	(718)	(662)	(611)

Result for the year retained	698	(102)	(172)	(270)	359	(181)
Goodwill movements	158	192	1 005	300	82	309
Unrealised gain on partial disposal of a group company	–	–	–	56	–	–
Adjustment arising from change in ownership of group companies (a)	1 646	–	–	(1 646)	–	–
Currency retranslation	(1 270)	(815)	(384)	(312)	(250)	137

Net movement during the year	1 232	(725)	449	(1 872)	191	265
Profit retained – 1 January (b)	4 149	4 874	4 425	2 268	2 077	1 812

Profit retained – 31 December	5 381	4 149	4 874	396	2 268	2 077

Of which retained by:
Parent companies	6 591	3 508	2 375	1 590	1 552	1 499
Other group companies	(1 179)	630	2 494	(1 205)	713	576
Joint ventures and associates	(31)	11	5	11	3	2

	5 381	4 149	4 874	396	2 268	2 077

Cumulative goodwill written off directly to reserves	(5 298)	(5 456)	(5 648)	(2 099)	(2 399)	(2 481)

(a)	Arising from the legal integration of Bestfoods into Unilever, following which a number of group companies are partly held by Unilever United States, Inc. and therefore are ultimately owned jointly by NV and PLC. As a result of this, goodwill of €1 646 million arising in PLC has been eliminated in reserves on consolidation.
(b)	Profit retained has been restated following the adoption of FRS 19. Profit retained at 1 January 2000 has been reduced in aggregate by €306 million (of which €245 million relates to NV and €61 million relates to PLC). Movements in profit retained since 1 January 2000 have been restated as appropriate. See note 18 on page 94.

23 Other reserves

	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC
	2002	2001	2000	2002	2001	2000

Adjustment on translation of PLC‘s ordinary
capital at £1 = Fl. 12 = €5.445	–	–	–	(159)	(155)	(157)
Capital redemption reserve	–	–	–	18	18	18
Book value of shares or certificates held in
connection with share options(a)	(1 498)	(1 077)	(553)	(454)	(403)	(475)

	(1 498)	(1 077)	(553)	(595)	(540)	(614)

(a) Under UITF 13 these shares would be classified as fixed assets.

The change in book value of shares or certificates held in connection with share options on the other reserves of NV was €(421) million (2001: €(524) million; 2000: €(189) million) and for PLC was €(51) million (2001: €72 million; 2000: €(7) million).

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the consolidated accounts	99
Unilever Group

Financial Statements

24  Commitments and contingent liabilities

	€ million	€ million	€ million
	2002	2001	2000

Long-term lease commitments under operating leases in respect of:
Land and buildings	1 399

		1 419

			1 777

Other tangible fixed assets	475	615	793

	1 874	2 034	2 570

The commitments fall due as follows:
Within 1 year	321	392	488
After 1 year but within 2 years	301	330	414
After 2 years but within 3 years	260	273	347
After 3 years but within 4 years	226	249	308
After 4 years but within 5 years	204	217	266
After 5 years	562	573	747

	1 874	2 034	2 570

Other commitments	516	407	310
Of which payable within one year	226	108	82

In addition to the above Unilever has long-term global and regional supply contracts for a variety of materials and services. Amounts contracted under these arrangements are approximately €3 billion, including €750 million over seven years for global telecommunications services and €500 million over four years for advertising in the UK.

Contingent liabilities amounted to some €511 million (2001: €443 million) of which €176 million (2001: €202 million) relates to guarantees. These guarantees are not expected to give rise to any material loss. Guarantees given by parent or group companies relating to liabilities included in the consolidated accounts are not included. Other contingent liabilities arise in respect of litigation against companies in the Group, investigations by competition and regulatory authorities and obligations under environmental legislation in various countries. These are not expected to give rise to any material loss.

25  Acquisition and disposal of group companies
Acquisitions
The net assets and results of acquired businesses are included in the consolidated accounts from their respective dates of acquisition. The following tables set out the effect of acquisitions of group companies in 2002 on the consolidated balance sheet. Acquisition accounting (purchase accounting) has been applied in all cases. The fair values currently established for all acquisitions made in 2002 are provisional. The goodwill arising on these transactions has been capitalised and is being amortised over 20 years.

The following acquisition tables include the impact of the restructuring of the Bestfoods Robertsons (Holdings) Limited LLC joint venture (‘Unilever Bestfoods Robertsons’). On 1 April 2002, Unilever disposed of its assets in Unifoods South Africa and Hudson & Knight South Africa to Unilever Bestfoods Robertsons, a joint venture between Unilever and Robertsons in which Unilever had a 50% equity stake. In exchange, Unilever received a 9% equity interest in Unilever Bestfoods Robertsons thereby obtaining control.

This transaction has been accounted for in accordance with United Kingdom Urgent Issues Task Force Abstract 31 (‘UITF 31’) ‘Exchange of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or associate’. The net effect of this transaction was to dispose of a 41% interest in the Unifoods South Africa and Hudson & Knight South Africa businesses in return for the acquisition of an additional 9% interest in Unilever Bestfoods Robertsons. The unrealised gain on disposal of the 41% interest was €56 million and, in accordance with UITF 31, has been recognised in the Statement of Total Recognised Gains and Losses.

	€ million	€ million	€ million	€ million
		Provisional		Provisional
	Balance sheets	adjustments to		fair values
	of acquired	align accounting	Provisional	at date of
	businesses	policies	revaluations	acquisition

2002 acquisitions
Fixed assets	122	(4)	–	118
Current assets	116	–	(1)	115
Creditors	(74)	–	(1)	(75)
Provisions for liabilities and charges	(10)	(1)	–	(11)
Minority interest	–	(42)	–	(42)

	154	(47)	(2)	105
Adjustment to reflect 50% net assets previously owned				(68)

Net assets acquired				37

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

100	Notes to the consolidated accounts
Unilever Group

25  Acquisition and disposal of group companies continued

	€ million	€ million	€ million
	2002	2001	2000

Acquisitions
Net assets acquired	37	49	3 910
Adjustments to acquisitions made in 2000	–	5 546	–
Goodwill arising in subsidiaries	116	(5 407)	26 019
Goodwill arising in joint ventures	–	(51)	632

Consideration	153	137	30 561

Of which:
Cash 27	57	132	27 777
Cash balances of businesses acquired	–	1	231
Current investments, cash deposits and borrowings of businesses acquired	77	1	3 100
Non-cash items and deferred consideration	(57)	3	(547)
Fair value of Unilever business contributed	76	–	–

Disposals
The results of disposed businesses are included in the consolidated accounts up to their date of disposal. In 2001, disposed businesses principally comprised Unipath and Batchelors/Oxo in the United Kingdom, Royco in the Netherlands and Elizabeth Arden and Gortons in the USA.

Included in the following table is the disposal of the DiverseyLever business. On 3 May 2002, Unilever disposed of its DiverseyLever business to JohnsonDiversey Inc. in exchange for cash, loan notes and a 33.3% stake in JohnsonDiversey’s parent, JohnsonDiversey Holdings Inc. The net consideration received, including our share of the net debt of JohnsonDiversey Holdings Inc. group was €1 053 million. Johnson Professional Holdings Inc. also contributed its own professional cleaning business to JohnsonDiversey Inc.

This transaction has been accounted for in accordance with UITF 31. The net effect of this transaction was to dispose of a 66.6% interest in DiverseyLever and to acquire a 33.3% interest in Johnson Professional’s professional cleaning business.

Unilever’s acquired share of net assets of the Johnson professional cleaning business has been recorded at fair value, with the difference between this and the fair value of the consideration given in return being recorded as goodwill. The goodwill arising of €178 million is being amortised over 20 years. Unilever retained an interest in DiverseyLever which is included at its pre-transaction carrying amount.

To the extent that the fair value of the consideration received by Unilever exceeds the book value of the Diversey Lever business disposed, Unilever has recognised a gain of €98 million, after taking into account certain provisions recorded in respect of the disposal. Unilever’s 33.3% interest in JohnsonDiversey Holdings Inc. is accounted for by Unilever as an associated undertaking.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the consolidated accounts	101
Unilever Group

Financial Statements

25  Acquisition and disposal of group companies continued
Disposals

	€ million	€ million	€ million
	2002	2001	2000

Goodwill and intangible assets	274	6	–
Other fixed assets	531	273	276
Current assets	776	351	203
Creditors	(330)	(112)	(219)
Provisions for liabilities and charges	(100)	(11)	(51)
Minority interest	3	(2)	8

	1 154	505	217
33% interest in DiverseyLever	(114)	–	–

Net assets sold	1 040	505	217
Specific provisions related to the disposal	159	–	–
Attributable goodwill	458	223	258
Profit on sale attributable to Unilever	249	927	167

Consideration	1 906	1 655	642

Of which:
Cash 27	1 834	1 650	626
Cash balances of businesses sold 27	(34)	(9)	11
Current investments, cash deposits and borrowings of businesses sold	19	3	2
Non cash and deferred consideration	217	11	3
Fair value of Johnson Professional business acquired	(130)	–	–

During 2001 we completed the disposal of Elizabeth Arden, which is therefore reflected in the table above. A charge of €980 million was recognised in 2000 in respect of an impairment of Elizabeth Arden goodwill previously written off to reserves.

26  Reconciliation of group operating profit to operating cashflows

	€ million	€ million	€ million
	2002	2001	2000

Group operating profit	5 041	5 174	3 181
Depreciation and amortisation	2 582	2 845	1 954
Changes in working capital:
Stocks	(98)	(177)	415
Debtors	88	(40)	(28)
Creditors	463	440	302
Pensions and similar provisions less payments	(44)	114	475
Restructuring and other provisions less payments	(53)	173	(204)
Elimination of (profits)/losses on disposals	(143)	(941)	785
Other adjustments	47	(91)	(142)

Cash flow from group operating activities	7 883	7 497	6 738

Cash flow from group operating activities in 2000 included payments of approximately €550 million to settle share options and similar obligations in Bestfoods consequent to the change of control.

Cash flow from exceptional items included in the group operating profit above comprises:

	€ million	€ million	€ million
	2002	2001	2000

Restructuring	(406)	(1 131)	(485)
Business disposals	1 834	1 650	626
Other, including asset disposals	229	429	428

Total	1 657	948	569

Of which related to items included in group operating profit in the current year	2 064	1 313
Of which related to items included in group operating profit in prior years	(407)	(365)

Total	1 657	948

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

102	Notes to the consolidated accounts
Unilever Group

27  Analysis of cash flows for headings netted in the cash flow statement

	€ million	€ million	€ million
	2002	2001	2000

Returns on investments and servicing of finance
Dividends from other fixed investments	8	7	4
Interest received	324	191	346
Interest paid	(1 467)	(1 842)	(966)
Preference dividend paid	(31)	(48)	(41)
Dividends and other payments to minority shareholders	(220)	(195)	(141)

Total	(1 386)	(1 887)	(798)

Capital expenditure and financial investment
Purchase of intangible assets	(18)	–	–
Purchase of tangible fixed assets	(1 295)	(1 536)	(1 361)
Disposal of tangible fixed assets	233	579	471
Acquisition/disposal of fixed investments	(68)	35	13
Purchase of own shares (employee share plans)	(558)	(436)	(184)

Total	(1 706)	(1 358)	(1 061)

Acquisitions and disposals
Acquisition of group companies 25	(57)	(132)	(27 777)

Bestfoods	–	–	(23 623)
Other acquisitions	(57)	(132)	(4 154)
Cash balances of businesses acquired	–	(1)	(231)

Bestfoods	–	–	(22)
Other acquisitions	–	(1)	(209)
Consideration paid in respect of acquisitions made in previous years	–	(1)	(2)
Disposal of acquired business held for resale	–	1 968	–
Disposal of group companies 25	1 834	1 650	626
Cash balances of businesses sold 25	(34)	(9)	11
Consideration received in respect of disposals made in previous years	12	2	–

Total	1 755	3 477	(27 373)

Management of liquid resources
Purchase of current investments	(219)	(108)	(217)
Sale of current investments	30	121	1 428
(Increase)/decrease in cash on deposit	(403)	1 093	1 253

Total	(592)	1 106	2 464

Financing
Issue/purchase of shares by group companies to/(from) minority shareholders	9	(3)	(18)
Debt due within one year:
Increases	2 698	3 854	15 001
Repayments	(8 347)	(13 618)	(2 716)
Debt after one year:
Increases	3 195	4 933	10 692
Repayments	(146)	(264)	(57)

Total	(2 591)	(5 098)	22 902

Included as liquid resources are term deposits of less than one year, government securities and A- or higher rated money and capital market instruments.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the consolidated accounts	103
Unilever Group

Financial Statements

28 Analysis of net funds/(debt)

	€ million	€ million	€ million	€ million	€ million	€ million
			Acquisitions/
			disposals	Other
	1 January	Cash	(excl. cash &	non-cash	Currency	31 December
	2002	flow	overdrafts)	changes	movements	2002

Cash on call and in hand	1 576	(46)			72	1 602
Overdrafts	(400)	95			28	(277)

		49

Borrowings due within one year	(10 879)	5 649	7	(4 579)	568	(9 234)
Borrowings due after one year	(14 221)	(3 049)	(64)	5 346	1 055	(10 933)

		2 600

Current investments	439	189	(1)	700	(101)	1 226
Cash on deposit	286	403	–	–	(39)	650

		592

Net funds/(debt)	(23 199)	3 241	(58)	1 467	1 583	(16 966)

Other non-cash changes include profits and losses on disposal and adjustments to realisable value of current investments; exchange gains and losses on inter-company borrowings and related derivatives; and the reclassification of long-term borrowings falling due within one year at the balance sheet date.

29 Equity-based compensation plans
As at 31 December 2002, the Group had a number of equity-based compensation plans:

(i)  All-Employee Option Plans
Local All-Employee Option Plans have been set up in 16 countries to enhance employee involvement with Unilever and its performance by providing a potential financial benefit linked to the Unilever share price. There are no individual performance targets to be met. The plans permit participation by all permanent employees in the country where the relevant plan applies.

(ii)  Executive Option Plans
The Executive Option Plans were introduced in 1985 to reward key employees throughout the world for their contribution to the enhancement of the Group’s longer-term future and their commitment to the Group over a sustained period. The grant is dependent on performance of the Group and the individual.

(iii)  The Share Matching Plans
If managers invest part of their annual bonus in Unilever shares, the Company will match this with the same number of shares on the condition that they keep all shares for an agreed number of years and will still be employed by Unilever on the vesting date.

(iv)  The TSR Long-Term Incentive Plan
This plan was introduced in 2001 and depending on the TSR ranking (see page 40 and 41) of Unilever in comparison with its peer group it will potentially award top executives on the vesting date three years later with a number of Unilever shares.

(v)  The Restricted Share Plan
Restricted shares are awarded to a select number of executives for special performance. After the agreed number of years the awards will vest provided they are still employed by Unilever at that time.

(vi)  The North American Performance Share Plan
A long-term incentive plan for North American managers awarding Unilever shares if company and personal performance targets are met over a three-year period.

Unilever will not grant share options in total in respect of Executive Option Plans of more than 5% of its issued ordinary capital, and for all Plans together, of more than 10% of its issued ordinary capital. The Board does not apportion these limits to each plan separately.

In recent years we have met the obligations under our share option and award plans by purchasing shares in advance and transferring them, in return for the grant price, to directors and employees as the options are exercised.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

104	Notes to the consolidated accounts
Unilever Group

29 Equity-based compensation plans continued

The Group applies accounting policies based on Netherlands law and UK GAAP which are consistent with APB Opinion 25 and related interpretations in accounting for these plans. Accordingly, the Group has recognised the following compensation costs: €86 million in 2002, €46 million in 2001 and €6 million in 2000. Had the Group accounted for options under the requirement of SFAS 123, the impact on reported results would have been as follows:

	€ million	€ million	€ million
	2002	2001	2000

Net profit as reported	2 129	1 838	1 105
Add back actual compensation costs recognised	86	46	6
Less pro forma compensation cost under SFAS 123(a)	(185)	(106)	(57)
Pro forma net profit under SFAS 123	2 030	1 778	1 054

			Euros per €0.51		Euro cents per 1.4p

	2002	2001	2000	2002	2001	2000

Actual earnings per share	2.14	1.82	1.07	32.05	27.27	16.08
Pro forma earnings per share	2.04	1.76	1.02	30.53	26.36	15.32
Actual diluted earnings per share	2.07	1.77	1.05	31.10	26.54	15.69
Pro forma diluted earnings per share	1.97	1.71	1.00	29.62	25.65	14.94

(a)	Included in this amount is €2 million (2001: nil; 2000: nil) relating to the HLL Executive Option Plan in India. See also under Executive Option Plans on page 106.

The remaining disclosures required by SFAS 123, including a description of the method and significant assumptions used to estimate the fair values of options and the weighted-average information, are given below for each type of plan, on a combined basis.

(i) All-Employee Option Plans

Unilever has All-Employee Plans in 16 countries, which can be grouped together as follows:

(a)	Plans which follow a standard framework: Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Portugal, Spain, Sweden and Switzerland.
(b)	Other plans: North America, South Africa and United Kingdom.

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

The North American plan is a share purchase offering, with a compulsory savings plan, under which up to 10% of the salary of eligible employees is withheld. At the end of the period employees can use the savings to buy NV New York shares at a discount of 10%. This discount is amortised to remuneration cost over the vesting period. The maximum number of shares made available under the plan is 8.9 million. Until 2001 the plan had an offering period of two years; the 2002 plan one year.

The table below summarises the main country-specific differences between the plans applicable in 2002:

	Maximum term	Vesting period
Country (year of introduction)	Years	Years	Exercise period	Remarks

Austria (2001)	5	3	24 months
Belgium (2001)	5	4	12 months
Denmark (2001)	5	3	24 months
Finland (2001)	5	3	24 months	On 3rd, 4th or 5th anniversary
France (2000)	5.5	5	6 months
Germany (2000)	5	3	24 months
Ireland (2002)	5	3	24 months
Italy (2001)	5	3	24 months
Netherlands (1995)	5	0	5 years	Keep shares during the first
				3 years after grant
Portugal (2001)	3.5	3	6 months
Spain (2001)	5	3	24 months
Sweden (2001)	5	5	1 day	Partly convertible bonds
Switzerland (2001)	5	3	24 months
UK (1985)	5.5	5	6 months	Sharesave plan
South Africa (2001)	3.5	3	6 months	Optional sharesave plan
North America (1995)	1	1	1 day	Purchase plan

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the consolidated accounts	105
Unilever Group

Financial Statements

29  Equity-based compensation plans continued
A summary of the status of the All-Employee Plans as at 31 December 2002, 2001 and 2000 and changes during the years ended on these dates is presented below:

		2002		2001		2000
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	shares	price	shares	price	shares	price

NV shares of €0.51
Outstanding at 1 January	3 109 260	€60.56	1 634 437	€54.41	690 838	€54.38
Granted	1 589 107	€67.90	1 853 007	€64.65	1 204 863	€53.05
Exercised	(322 625)	€58.72	(225 614)	€51.85	(125 707)	€40.72
Forfeited/Expired (a)	(349 312)	€63.24	(152 570)	€57.10	(135 557)	€54.94

Outstanding at 31 December	4 026 430	€63.38	3 109 260	€60.56	1 634 437	€54.41

Exercisable at 31 December	231 979	€67.90	42 412	€42.99	94 861	€37.58

PLC shares of 1.4p
Outstanding at 1 January	22 002 314	£4.61	26 512 577	£4.14	30 777 318	£4.00
Granted	4 122 000	£6.06	4 411 833	£5.29	7 960 043	£4.25
Exercised	(5 771 480)	£3.78	(5 756 768)	£2.94	(5 717 614)	£2.74
Forfeited/Expired (a)	(2 347 242)	£4.90	(3 165 328)	£4.62	(6 507 170)	£4.84

Outstanding at 31 December	18 005 592	£5.17	22 002 314	£4.61	26 512 577	£4.14

Exercisable at 31 December	430 696	£3.71	250 760	£2.78	192 156	£2.68

NV New York shares of €0.51
Outstanding at 1 January	–	–	470 680	$52.43	633 913	$52.43
Granted	149 431	$54.11	–	–	–	–
Exercised	–	–	(255 208)	$52.43	–	–
Forfeited/Expired (a)	–	–	(215 472)	$52.43	(163 233)	$52.43

Outstanding at 31 December	149 431	$54.11	–	–	470 680	$52.43

Exercisable at 31 December	–	–	–	–	–	–

(a)      The number of expired options is immaterial.

	2002	2001	2000

NV option value information (b)
Fair value per option (c)	€14.66	€15.13	€10.18
Valuation assumptions
Expected option term	3.8 years	3.5 years	4.0 years
Expected volatility	26.8%	29.3%	28.6%
Expected dividend yield	2.4%	2.2%	4.5%
Risk-free interest rate	4.5%	4.5%	4.9%

PLC option value information (b)
Fair value per option (c)	£1.57	£1.31	£1.05
Valuation assumptions
Expected option term	4.7 years	4.7 years	5.0 years
Expected volatility	28.5%	28.1%	25.6%
Expected dividend yield	2.5%	2.8%	3.3%
Risk-free interest rate	5.2%	5.4%	5.7%

NV New York shares option value information (b)
Fair value per option (c)	$8.57	–	–
Valuation assumptions
Expected option term	1 year	–	–
Expected volatility	25.2%	–	–
Expected dividend yield	2.5%	–	–
Risk-free interest rate	1.2%	–	–

Actual compensation costs recognised (€ million)	2	4	4

(b)	Weighted average of options granted during each period.
(c)	Estimated using Black Scholes option pricing method.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

106	Notes to the consolidated accounts
Unilever Group

29  Equity-based compensation plans continued
The exercise prices and remaining life of the All-Employee Option Plans as at 31 December 2002 are as follows:

			Options outstanding		Options exercisable

			Weighted
		Number	average		Number
		outstanding at	remaining	Weighted	exercisable at	Weighted
	Range of	31 December	contractual	average	31 December	average
	exercise prices	2002	life	exercise price	2002	exercise price

NV shares of €0.51	€53.05 - €57.63	897 413	2 years	€53.77	–	–
	€63.65 - €70.00	3 129 017	4 years	€66.28	231 979	€67.90

PLC shares of 1.4p	£3.71 - £4.25	5 832 050	3 years	£4.21	430 696	£3.71
	£5.14 - £6.20	12 173 542	3 years	£5.63	–	–

NV New York shares of €0.51	$54.11	149 431	1 year	$54.11	–	–

(ii)  Executive Option Plans
The Executive Option Plans are made up of the following plans, which are granted to key employees of the Group on a discretionary basis:

The NV Executive Option Plan
The NV Executive Option Plan provides for the granting of options to purchase shares of Unilever N.V. and, from 1997 onwards, also shares of Unilever PLC, at a price not lower than the market price on the day the options were granted. Options granted until March 2001 become exercisable immediately from the date of grant but cannot be sold within three years; options granted from November 2001 become exercisable after three years. The options have a maximum term of five years for the grants made up to 1998 and of ten years for subsequent grants.

The PLC Executive Option Plan
The PLC Executive Option Plan provides for the granting of options to purchase shares of Unilever PLC and from 1997 onwards, also shares of Unilever N.V., at a price not lower than the market price on the day the options were granted. These options become exercisable after a three-year period from the date of grant and have a maximum term of ten years.

The NA Executive Option Plan
The NA Executive Option Plan provides for the granting of options to purchase a maximum of 40.5 million shares in Unilever N.V. of the New York Registry, and 262.0 million shares of Unilever PLC, at a price not lower than the market value on the day the options are granted. These options become exercisable over a three-year period from the date of grant and have a maximum term of ten years.

In addition, managers working in India can participate in an Executive Option Plan relating to Hindustan Lever Limited’s shares. As these are neither NV nor PLC shares, no figures for this plan are disclosed in this note.

A summary of the status of the Executive Option Plans as at 31 December 2002, 2001 and 2000 and changes during the years ended on these dates is presented below:

		2002		2001		2000
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	shares	price	shares	price	shares	price

NV shares of €0.51
Outstanding at 1 January	8 198 049	€58.95	4 835 834	€57.68	3 856 658	€54.49
Granted	3 658 548	€66.84	4 017 741	€58.26	1 659 616	€54.56
Exercised	(373 219)	€51.37	(372 052)	€33.83	(615 538)	€28.88
Forfeited/Expired (a)	(343 981)	€62.73	(283 474)	€60.40	(64 902)	€61.73

Outstanding at 31 December	11 139 397	€61.71	8 198 049	€58.95	4 835 834	€57.68

Exercisable at 31 December	4 795 216	€59.84	4 788 521	€58.75	3 418 554	€56.22

PLC shares of 1.4p
Outstanding at 1 January	57 255 712	£4.96	34 455 159	£4.89	26 221 302	£4.98
Granted	23 811 993	£5.83	26 126 694	£4.97	10 793 301	£4.35
Exercised	(3 931 699)	£3.96	(1 649 129)	£3.42	(2 129 344)	£3.25
Forfeited/Expired (a)	(1 995 236)	£5.48	(1 677 012)	£5.11	(430 100)	£5.56

Outstanding at 31 December	75 140 770	£5.28	57 255 712	£4.96	34 455 159	£4.89

Exercisable at 31 December	33 370 192	£5.07	34 846 599	£4.90	25 183 453	£4.72

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the consolidated accounts	107
Unilever Group

Financial Statements

29  Equity-based compensation plans continued

		2002		2001		2000
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	shares	price	shares	price	shares	price

NV New York shares of €0.51
Outstanding at 1 January	2 736 921	$49.23	2 030 941	$47.29	1 963 471	$45.41
Granted	755 295	$59.44	840 937	$52.22	294 645	$51.77
Exercised	(242 276)	$36.00	(119 965)	$36.02	(185 740)	$30.53
Forfeited/Expired (a)	(28 926)	$57.52	(14 992)	$59.43	(41 435)	$65.22

Outstanding at 31 December	3 221 014	$52.54	2 736 921	$49.23	2 030 941	$47.29

Exercisable at 31 December	1 888 079	$50.10	1 632 955	$46.29	1 473 860	$42.00

PLC shares of 1.4p in the form of ADRs (d)
Outstanding at 1 January	12 744 844	$7.89	7 491 864	$8.33	5 830 480	$8.82
Granted	4 994 640	$8.42	5 566 904	$7.25	1 975 788	$6.95
Exercised	(598 300)	$7.14	(208 116)	$6.86	(47 572)	$6.72
Forfeited/Expired (a)	(144 032)	$8.40	(105 808)	$8.08	(266 832)	$9.13

Outstanding at 31 December	16 997 152	$8.06	12 744 844	$7.88	7 491 864	$8.33

Exercisable at 31 December	8 175 172	$8.29	5 415 724	$8.57	3 758 584	$8.35

(a)	The number of expired options is immaterial.
(d)	1 ADR is equivalent to 4 PLC shares.

	2002		2001		2000

NV option value information (b)
Fair value per option (c)	€18.74	(e)	€16.57	(e)	€10.83	(e)
	£11.59	(f)	£8.94	(f)	£6.25	(f)
	$16.32	(g)	$13.96	(g)	$15.97	(g)
Valuation assumptions
Expected option term	6.0 years		6.3 years		6.3 years
Expected volatility	27.6%		28.5%		24.5%
Expected dividend yield	2.4%		2.5%		4.0%
Risk-free interest rate	5.0%		4.1%		5.2%

PLC option value information (b)
Fair value per option (c)	€2.62	(e)	€2.01	(e)	€1.82	(e)
	£1.62	(f)	£1.24	(f)	£1.00	(f)
	$2.23	(g)	$1.86	(g)	$1.95	(g)
Valuation assumptions
Expected option term	6.0 years		6.8 years		6.3 years
Expected volatility	27.1%		26.0%		23.9%
Expected dividend yield	2.6%		2.9%		3.2%
Risk-free interest rate	5.3%		4.6%		5.9%

Actual compensation costs recognised (€ million)	–		–		–

(b)	Weighted average of options granted during each period.
(c)	Estimated using Black Scholes option pricing method.
(e)	Fair value per option of the NV Executive Option Plan.
(f)	Fair value per option of the PLC Executive Option Plan.
(g)	Fair value per option of the NA Executive Option Plan.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

108	Notes to the consolidated accounts
Unilever Group

29  Equity-based compensation plans continued

The exercise prices and remaining life of the Executive Option Plans as at 31 December 2002 are as follows:

			Options outstanding		Options exercisable

	Range of exercise prices	Number outstanding at 31 December 2002	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at 31 December 2002	Weighted average exercise price

NV shares of €0.51	€42.79 - €60.85	5 338 303	8 years	€56.68	2 551 726	€54.88
	€63.50 - €73.97	5 801 094	8 years	€66.35	2 243 490	€65.48

PLC shares of 1.4p	£2.54 - £3.08	1 795 242	2 years	£2.98	1 795 242	£2.98
	£3.43 - £4.78	24 183 118	8 years	£4.54	16 389 469	£4.54
	£5.22 - £6.79	49 162 410	8 years	£5.73	15 185 481	£5.89

NV New York shares of €0.51	$25.67 - $33.89	647 995	2 years	$31.03	647 995	$31.03
	$41.16 - $56.13	1 312 546	7 years	$51.37	706 730	$50.73
	$58.76 - $76.69	1 260 473	8 years	$64.82	533 354	$72.44

PLC shares of 1.4p in the form	$5.56 - $7.73	8 619 296	7 years	$7.08	4 604 564	$6.97
of ADRs (d)	$8.35 - $10.85	8 377 856	8 years	$9.07	3 570 608	$10.00

(d)	1 ADR is equivalent to 4 PLC shares.

(iii) The Share Matching Plans
Under these plans managers can invest up to 25% of their gross bonus in Unilever shares. The Company matches this with the same number of shares on condition that all shares are held for the agreed period (five years for awards made until 2001, three years from 2002 onwards), and that the manager has not resigned from Unilever at the end of this period. The North American managers participate in the North American Share Bonus Plan, the others in the Variable Pay in Shares Plan. The numbers below include the numbers under the plan for the directors described in the Remuneration report on page 50.

A summary of the status of the Share Matching Plans as at 31 December 2002, 2001 and 2000 and changes during the years ended on these dates is presented below:

		2002		2001		2000
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	shares	price	shares	price	shares	price

NV shares of €0.51
Outstanding at 1 January	77 613	€0.00	26 302	€0.00	4 891	€0.00
Awarded	148 990	€0.00	51 526	€0.00	21 411	€0.00
Exercised	(143)	€0.00	–	–	–	–
Forfeited/Expired (a)	(1 056)	€0.00	(215)	€0.00	–	–

Outstanding at 31 December	225 404	€0.00	77 613	€0.00	26 302	€0.00

Exercisable at 31 December	–	–	–	–	–	–

PLC shares of 1.4p
Outstanding at 1 January	570 703	£0.00	198 676	£0.00	36 779	£0.00
Awarded	1 065 406	£0.00	373 646	£0.00	161 897	£0.00
Exercised	(1 053)	£0.00	–	–	–	–
Forfeited/Expired (a)	(7 670)	£0.00	(1 619)	£0.00	–	–

Outstanding at 31 December	1 627 386	£0.00	570 703	£0.00	198 676	£0.00

Exercisable at 31 December	–	–	–	–	–	–

(a)	The number of expired share awards is immaterial.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the consolidated accounts	109
Unilever Group

Financial Statements

29 Equity-based compensation plans continued

	Number of shares	2002 Weighted average price	Number of shares	2001 Weighted average price	Number of shares	2000 Weighted average price

NV New York shares of €0.51
Outstanding at 1 January	29 255	$0.00	5 034	$0.00	–	–
Awarded	87 743	$0.00	24 221	$0.00	5 034	$0.00
Exercised	–	–	–	–	–	–
Forfeited/Expired (a)	(513)	$0.00	–	–	–	–

Outstanding at 31 December	116 485	$0.00	29 255	$0.00	5 034	$0.00

Exercisable at 31 December	–	–	–	–	–	–

PLC shares of 1.4p in the form of ADRs (d)
Outstanding at 1 January	214 752	$0.00	37 264	$0.00	–	–
Awarded	599 064	$0.00	177 488	$0.00	37 264	$0.00
Exercised	–	–	–	–	–	–
Forfeited/Expired (a)	(3 568)	$0.00	–	–	–	–

Outstanding at 31 December	810 248	$0.00	214 752	$0.00	37 264	$0.00

Exercisable at 31 December	–	–	–	–	–	–

(a)	The number of expired share awards is immaterial.
(d)	1 ADR is equivalent to 4 PLC shares.

	2002	2001	2000

NV share award value information (b)
Fair value per share award	€69.14	€61.73	€52.68
	$58.68	$56.54	$49.13

PLC share award value information (b)
Fair value per share award	£6.17	£5.22	£4.22
	$8.58	$7.70	$6.63

Actual compensation costs recognised (€ million)	12	2	–

(b)	Weighted average of share awards granted during each period.

(iv) The TSR Long-Term Incentive Plan
This plan was introduced in 2001 and grants were made to Board members and some senior executives. The level of award which will vest will vary in accordance with the Total Shareholder Return in comparison with a peer group (see description on page 40). If the ranking is below the median, the award will lapse; the higher the ranking above the median, the higher the award.

A summary of the status of the TSR Long-Term Incentive Plan as at 31 December 2002 and 2001 and changes during the year ended on these dates is presented below:

		2002		2001
		Weighted		Weighted
	Number of	average	Number of	average
	shares	price	shares	price

NV shares of €0.51
Outstanding at 1 January	71 564	€0.00	–	–
Awarded	118 445	€0.00	71 564	€0.00
Exercised	–	–	–	–
Forfeited/Expired (a)	(1 495)	€0.00	–	–

Outstanding at 31 December	188 514	€0.00	71 564	€0.00

Exercisable at 31 December	–	–	–	–

PLC shares of 1.4p
Outstanding at 1 January	533 481	£0.00	–	–
Awarded	837 973	£0.00	533 481	£0.00
Exercised	–	–	–	–
Forfeited/Expired (a)	(10 580)	£0.00	–	–

Outstanding at 31 December	1 360 874	£0.00	533 481	£0.00

Exercisable at 31 December	–	–	–	–

(a)	The number of expired share awards is immaterial.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

110	Notes to the consolidated accounts
Unilever Group

29 Equity-based compensation plans continued

	2002	2001

NV share award value information (b)
Fair value per share award (h)	€26.94	€57.33

PLC share award value information (b)
Fair value per share award (h)	£2.41	£5.11

Actual compensation costs recognised (€ million)	11	2

(b)	Weighted average of share awards granted during each period.
(h)	Estimated using adapted binomial pricing model based on cross-volatilities of peer group TSR.

(v)  The Restricted Share Plan
In specific once-off cases a number of executives are awarded the right to receive NV and PLC shares at a specified date in the future, on the condition that they will still be employed by Unilever at that time. No directors participate in this plan.

A summary of the status of the Restricted Share Plan as at 31 December 2002, 2001 and 2000 and changes during the years ended on these dates is presented below:

	Number of shares	2002 Weighted average price	Number of shares	2001 Weighted average price	Number of shares	2000 Weighted average price

NV shares of €0.51
Outstanding at 1 January	381 328	€0.00	165 046	€0.00	–	–
Awarded	37 380	€0.00	256 662	€0.00	165 046	€0.00
Exercised	(160 405)	€0.00	(40 380)	€0.00	–	–
Forfeited/Expired (a)	(7 696)	€0.00	–	–	–	–

Outstanding at 31 December	250 607	€0.00	381 328	€0.00	165 046	€0.00

PLC shares of 1.4p
Outstanding at 1 January	2 815 138	£0.00	1 220 226	£0.00	–	–
Awarded	275 502	£0.00	1 894 148	£0.00	1 220 226	£0.00
Exercised	(1 178 708)	£0.00	(299 236)	£0.00	–	–
Forfeited/Expired (a)	(57 116)	£0.00	–	–	–	–

Outstanding at 31 December	1 854 816	£0.00	2 815 138	£0.00	1 220 226	£0.00

(a) The number of expired share awards is immaterial.
				2002	2001	2000

NV share award value information (b)
Fair value per share award				€64.21	€67.40	€53.72

PLC share award value information (b)
Fair value per share award				£5.65	£5.73	£4.45

Actual compensation costs recognised (€ million)				6	6	2

(b)	Weighted average of share awards granted during each period.

(vi) The North American Performance Share Plan
This long-term incentive plan for North American managers awards Unilever shares if company and personal performance targets are met over a three-year period. It was introduced in 2001 to replace a former long-term incentive plan which had cash awards rather than shares.

A summary of the status of the North American Performance Share Plan as at 31 December 2002 and 2001 and changes during the years ended on these dates is presented below:

	Number of shares	2002 Weighted average price	Number of shares	2001 Weighted average price

NV New York shares of €0.51
Outstanding at 1 January	625 451	$0.00	–	–
Awarded	639 396	$0.00	625 451	$0.00
Exercised	–	–	–	–
Forfeited/Expired (a)	(41 555)	$0.00	–	–

Outstanding at 31 December	1 223 292	$0.00	625 451	$0.00

Exercisable at 31 December	–	–	–	–

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the consolidated accounts	111
Unilever Group

Financial Statements

29 Equity-based compensation plans continued

		2002		2001
		Weighted		Weighted
	Number of	average	Number of	average
	shares	price	shares	price

PLC shares of 1.4p in the form of ADRs (d)
Outstanding at 1 January	4 665 064	$0.00	–	–
Awarded	4 769 348	$0.00	4 665 064	$0.00
Exercised	–	–	–	–
Forfeited/Expired (a)	(303 880)	$0.00	–	–

Outstanding at 31 December	9 130 532	$0.00	4 665 064	$0.00

Exercisable at 31 December	–	–	–	–

(a)	The number of expired share awards is immaterial.	(d) 1 ADR is equivalent to 4 PLC shares.
	2002	2001

NV share award value information (b)
Fair value per share award	$59.00	$59.65

PLC share award value information (b)
Fair value per share award	$8.35	$8.59

Actual compensation costs recognised (€ million)	55	32

(b)     Weighted average of share awards granted during each period.

Employee share option plans: additional information

At 31 December 2002, there were options outstanding to purchase 16 693 951 (2001: 12 446 685) €0.51 ordinary NV shares, and 79 141 530 (2001: 56 763 080) 1.4p ordinary PLC shares in respect of equity-based compensation plans of NV and its subsidiaries and the North American plans, and 3 846 623 (2001: 2 782 756) €0.51 ordinary NV shares and 45 785 840 (2001: 44 038 928) 1.4p ordinary PLC shares in respect of equity-based compensation plans of PLC and its subsidiaries.

To satisfy the options granted, certain NV group companies hold 17 711 169 (2001: 13 679 007) certificates or depositary receipts of ordinary shares of NV and 69 162 782 (2001: 43 038 640) of PLC and a forward equity contract to buy 10 000 000 PLC shares in 2006, and trusts in Jersey and the United Kingdom hold 43 176 360 (2001: 41 531 145) PLC shares. The book value of the shares held by the trusts, together with their borrowings, is taken up in the entity accounts of PLC, as required by United Kingdom UITF Abstract 13. The trustees of these trusts have agreed, until further notice, to waive dividends on these shares, save for the nominal sum of 0.01p per 1.4p ordinary share. Shares acquired during 2002 represent 1.0% of the Group’s called-up capital. The balance at year end is 3.4% (2001: 2.6%).

The book value of €1 952 million (2001: €1 480 million) of all shares held in respect of equity-based compensation plans for both NV and PLC is eliminated on consolidation by deduction from other reserves (see note 23 on page 98). Their market value at 31 December 2002 was €2 058 million (2001: €1 681 million).

At 31 December 2002 the exercise price of 11 163 031 (2001: 1 314 187) NV options and of 13 156 190 (2001: 11 382 978) PLC options was above the market price of the shares.

Shares held to satisfy options are accounted for in accordance with Netherlands law. Any difference between the market value of the shares at the grant date and the exercise price of the related options is charged to the profit and loss account over the vesting period. In accordance with Netherlands law, all other differences between the purchase price of the shares held to satisfy options granted and the exercise price of those options, or sale proceeds in the event that options lapse, are charged to other reserves. Urgent Issues Task Force Abstract 17 in the United Kingdom would require differences between the purchase price of the shares held and the exercise price or sale proceeds to be charged to the profit and loss account. For 2002 this charge would have been €23 million (2001: €13 million). In addition, a further €8 million would have been recognised as an impairment charge for shares held to meet options expiring in the short term which are priced above market value.

Obligations over the following number of shares were granted, exercised, forfeited or expired between 31 December 2002 and 28 February 2003.

		Granted	Exercised, forfeited or expired

	Shares of 1.4p(i)	Shares of €0.51(ii)	Shares of 1.4p(i)	Shares of €0.51(ii)

All-Employee Option Plans	–	–	437 933	88 271
Executive Option Plans	–	–	794 497	115 782
Share Matching Plans	–	–	4 424	624
TSR Long-Term Incentive Plan	–	–	–	–
Restricted Share Plan	8 640	1 200	623 164	83 487
North American Performance Share Plan	–	–	44 400	5 950

(i)	When under a North American Plan, in the form of PLC ADRs.
(ii)	When under a North American Plan, in the form of NV New York shares.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

112	Notes to the consolidated accounts
Unilever Group

30 Summarised accounts of the NV and PLC parts of the Group

The following summarised accounts present the profit and loss account and balance sheet of the Unilever Group, analysed between the NV and PLC parts of the Group according to respective ownership.

Profit and loss account for the year ended 31 December

	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC
	2002	2001	2000	2002	2001	2000

Group turnover	31 828	35 584	32 398	16 442	15 930	15 184

Group operating profit (a)	3 457	2 938	1 883	1 584	2 236	1 298

Total income from fixed investments	73	43	55	38	53	(2)
Interest	(812)	(1 228)	(442)	(361)	(418)	(190)

Profit on ordinary activities before taxation	2 718	1 753	1 496	1 261	1 871	1 106
Taxation (a)	(986)	(892)	(794)	(552)	(655)	(488)

Profit on ordinary activities after taxation	1 732	861	702	709	1 216	618
Minority interests	(51)	(44)	(27)	(261)	(195)	(188)

Net profit	1 681	817	675	448	1 021	430

Balance sheet as at 31 December
	€ million	€ million	€ million	€ million
	NV	NV	PLC	PLC
	2002	2001	2002	2001

Fixed assets
Goodwill and intangibles (a)	15 593	18 899	4 681	6 065
Tangible fixed assets	4 749	6 065	2 687	3 175
Fixed investments	394	535	285	349

	20 736	25 499	7 653	9 589

Current assets
Stocks	2 870	3 520	1 630	1 823
Debtors	5 888	7 403	2 343	2 631

Debtors due within one year	4 323	5 418	1 552	1 767
Debtors due after more than one year (a)	1 565	1 985	791	864

Cash and current investments	2 459	1 124	1 019	1 177

	11 217	12 047	4 992	5 631

Creditors due within one year	(14 869)	(17 128)	(5 733)	(6 084)

Borrowings	(7 293)	(8 983)	(2 218)	(2 296)
Trade and other creditors	(7 576)	(8 145)	(3 515)	(3 788)

Net current assets	(3 652)	(5 081)	(741)	(453)

Total assets less current liabilities	17 084	20 418	6 912	9 136

Creditors due after more than one year	10 013	11 894	1 561	3 132

Borrowings	9 536	11 233	1 397	2 988
Trade and other creditors	477	661	164	144

Provisions for liabilities and charges (a)	4 448	5 351	1 479	1 520
Intra-group – NV/PLC	(3 106)	(1 757)	3 106	1 757
Minority interests	29	41	599	623
Capital and reserves (a)(b)	5 700	4 889	167	2 104

Total capital employed	17 084	20 418	6 912	9 136

(a)	Amounts restated following the implementation of FRS 19, see note 18 on page 94.
(b)	Capital and reserves of PLC have decreased during 2002 due to the elimination of goodwill arising on intercompany transfers as explained in note 22 on page 98.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Five year record	113
Unilever Group

Financial Statements

The financial data below shows key figures which are derived from the audited consolidated accounts of the Unilever Group for the last five years and is qualified by reference to those accounts and notes. Please refer also to the notes on page 114.

From 1 January 2000, Unilever adopted the euro as its principal reporting currency. For the years prior to the introduction of the euro on 1 January 1999, euro values have been derived by converting values previously reported in guilders, using the official conversion rate announced on 31 December 1998 of €1.00 = Fl. 2.20371. The effect of exchange fluctuations over time means that the trends shown may differ significantly from those previously shown in sterling and from those which would arise if these euro amounts had been translated from the historic sterling accounts.

Consolidated profit and loss account (a)(e)	€ million 2002	€ million 2001	€ million 2000	€ million 1999	€ million 1998

Group turnover	48 270	51 514	47 582	40 977	40 437

Group operating profit	5 041	5 174	3 181	4 303	4 410
Group operating profit BEIA	7 165	7 149	5 729	4 595	4 293
Exceptional items	(879)	(588)	(2 113)	(269)	125
Amortisation of goodwill and intangibles	(1 245)	(1 387)	(435)	(23)	(8)
Income from fixed investments	111	96	53	52	37
Interest (b)	(1 173)	(1 646)	(632)	(14)	156

Profit on ordinary activities before taxation	3 979	3 624	2 602	4 341	4 603

Profit on ordinary activities after taxation	2 441	2 077	1 320	2 972	3 088

Net profit	2 129	1 838	1 105	2 771	2 944

Preference dividends	(42)	(51)	(44)	(20)	(7)
Normal dividends on ordinary capital	(1 659)	(1 530)	(1 414)	(1 245)	(1 237)
Special dividends on ordinary capital	–	–	–	–	(7 430)

Result for the year retained	428	257	(353)	1 506	(5 730)

Combined earnings per share (c)
Euros per €0.51 (1998: Fl. 1) of ordinary capital	2.14	1.82	1.07	2.63	2.63
Euro cents per 1.4p (1998: 1.25p) of ordinary capital	32.05	27.27	16.08	39.48	39.47

Ordinary dividends
NV – euros per €0.51 (1998: Fl. 1) of ordinary capital (d)	1.70	1.56	1.43	1.27	1.14
PLC – pence per 1.4p (1998: 1.25p) of ordinary capital	16.04	14.54	13.07	12.50	10.70

Special ordinary dividends
NV – euros per Fl. 1 of ordinary capital (d)	–	–	–	–	6.58
PLC – pence per 1.25p of ordinary capital	–	–	–	–	66.13

Consolidated balance sheet (a)(e)
	€ million	€ million	€ million	€ million	€ million
	2002	2001	2000	1999	1998

Goodwill and intangible assets	20 274	24 964	26 390	643	284
Other fixed assets and investments	8 115	10 124	10 996	8 963	8 336
Stocks	4 500	5 343	5 421	5 124	4 747
Debtors	8 231	10 034	9 726	7 405	6 474
Acquired businesses held for resale	–	–	1 666	–	–
Total cash and current investments	3 478	2 301	3 273	5 473	10 383

Total assets	44 598	52 766	57 472	27 608	30 224
Creditors due within one year (f)	(20 602)	(23 212)	(28 364)	(12 134)	(17 976)

Total assets less current liabilities	23 996	29 554	29 108	15 474	12 248

Creditors due after one year	11 574	15 026	14 085	2 832	3 042
Provisions for liabilities and charges	5 927	6 871	6 431	4 608	4 321
Minority interests	628	664	618	579	408
Capital and reserves (f)	5 867	6 993	7 974	7 455	4 477

Total capital employed	23 996	29 554	29 108	15 474	12 248

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

114	Five year record
Unilever Group

Consolidated cash flow statement (a)	€ million 2002	€ million 2001	€ million 2000	€ million 1999	€ million 1998

Cash flow from operating activities	7 883	7 497	6 738	5 654	4 514
Dividends from joint ventures	83	82	38	28	24
Returns on investments and servicing of finance	(1 386)	(1 887)	(798)	(156)	67
Taxation	(1 817)	(2 205)	(1 734)	(1 443)	(1 261)
Capital expenditure and financial investment	(1 706)	(1 358)	(1 061)	(1 501)	(1 399)
Acquisitions and disposals	1 755	3 477	(27 373)	(362)	338
Dividends paid on ordinary share capital	(1 580)	(1 420)	(1 365)	(1 266)	(1 073)
Special dividend	–	–	–	(6 093)	–

Cash flow before management of
liquid resources and financing	3 232	4 186	(25 555)	(5 139)	1 210
Management of liquid resources	(592)	1 106	2 464	5 675	(2 003)
Financing	(2 591)	(5 098)	22 902	(146)	42

Increase/(decrease) in cash in the period	49	194	(189)	390	(751)

Key ratios (g)(e)	2002	2001	2000	1999	1998

Return on shareholders’ equity (%)	31.7	23.8	12.8	44.7	25.1
Return on capital employed (%)	10.5	8.8	7.8	22.6	16.2
Group operating margin (%)	10.4	10.0	6.7	10.5	10.9
Net profit margin (%)	4.4	3.6	2.3	6.8	7.3
Net interest cover (times)	4.5	3.2	5.1	319.0	–
Net interest cover based on EBITDA before exceptional items (times)	7	5	11	412	–
Net gearing (adjusted) (%)	67	72	73	–	–
Ratio of earnings to fixed charges (times)	3.5	2.7	3.2	8.1	9.7
Funds from operations after interest and tax before exceptional
items over lease adjusted net debt (%)	26	18	14	250	–

Selected financial data on a US GAAP basis (a)(h)(i)	€ million 2002	€ million 2001	€ million 2000	€ million 1999	€ million 1998

Net profit	4 309	1 506	1 266	2 490	2 543
Capital and reserves	11 699	13 553	15 075	15 375	19 292

Combined earnings per share (c)
Euros per €0.51 (1998: Fl. 1) of ordinary capital	4.36	1.48	1.24	2.36	2.27
Euro cents per 1.4p (1998: 1.25p) of ordinary capital	65.51	22.21	18.53	35.45	34.09
Diluted earnings per share
Euros per €0.51 (1998: Fl. 1) of ordinary capital	4.24	1.44	1.20	2.30	2.22
Euro cents per 1.4p (1998: 1.25p) of ordinary capital	63.56	21.61	18.07	34.57	33.25
Ratio of earnings to fixed charges (times)	4.7	2.5	3.2	7.6	8.4
Net gearing (%)	54.3	62.0	62.8	–	–
Net interest cover (times)	6.1	3.1	5.0	178.4	–

Notes

(a)	Amounts previously reported in guilders have been restated and are now reported in euros using the fixed conversion rate of €1.00 = Fl. 2.20371 that became effective on 1 January 1999.
(b)	Interest cost in 2000 includes €37 million of exceptional interest (see note 5 on page 78).
(c)	For the basis of the calculations of combined earnings per share see note 7 on page 79 and 80.
(d)	In 1999 and prior years, NV dividends were declared and paid in guilders. For comparative purposes, guilder values have been converted into euros in this table using the official rate of €1.00 = Fl. 2.20371. Full details of dividends for the years 1998 to 2002 are given on page 147.
(e)	Amounts restated following the implementation of FRS 19, see note 18 on page 94.
(f)	Figures for 1998 include the special dividend of €7 267 million assuming all shareholders had taken the cash dividend. Capital and reserves in 1999 reflect the increase of €1 382 million as a result of the issue of the preference shares.
(g)	Return on shareholders’equity is substantially influenced by the Group’s policy prior to 1998, of writing off purchased goodwill in the year of acquisition as a movement in profit retained. Return on capital employed and net gearing are also influenced but to a lesser extent.
(h)	During the year ended 31 December 2002, Unilever recognised for US GAAP reporting purposes SFAS 142 which ceased amortisation of goodwill and indefinite-lived assets. Amortisation expense on goodwill and indefinite-lived intangible assets on a US GAAP basis for the years ended 31 December 2001, 2000, 1999 and 1998 were €1 748 million, €810 million, €369 million and €356 million respectively.
(i)	During the year ended 31 December 2002, Unilever changed its method of calculating expected return on plan assets for US GAAP purposes by adopting the actual fair market value at the balance sheet date rather than a market related value. Had this methodology been applied in previous years, it would have resulted in an increase in net income for the years ended 31 December 2001, 2000, 1999 and 1998 of €86 million, €210 million, €57 million and €83 million respectively.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Five year record	115
Unilever Group

Financial Statements

Definitions

Return on shareholders’ equity	Net profit attributable to ordinary shareholders expressed as a percentage of the average capital and reserves attributable to ordinary shareholders during the year.

Return on capital employed	The sum of profit on ordinary activities after taxation plus interest after taxation on borrowings due after more than one year, expressed as a percentage of the average capital employed during the year.

Group operating margin	Group operating profit expressed as a percentage of group turnover.

Operating margin	Operating profit expressed as a percentage of turnover.

Net profit margin	Net profit expressed as a percentage of group turnover.

Net interest cover	Profit on ordinary activities excluding associates before net interest and taxation divided by net interest excluding associates.

Net interest cover based on EBITDA (before exceptional items)	Earnings on ordinary activities excluding associates before net interest, taxation, depreciation and amortisation and exceptional items divided by net interest excluding associates.

Net gearing (adjusted)	Net debt (borrowings less cash and current investments) expressed as a percentage of the sum of capital and reserves, minority interests and net debt. In calculating capital and reserves, the book value of shares or certificates held in connection with share option plans is classified as fixed assets, rather than deducted from reserves as required by Netherlands law.

Net operating assets	The total of:
• goodwill and intangible assets of subsidiaries purchased after 1 January 1998
• tangible fixed assets
• stocks
• debtors (excluding deferred taxation)
less:
• trade and other creditors (excluding taxation and dividend creditors)
• provisions for liabilities and charges (excluding deferred taxation and deferred purchase consideration).

Ratio of earnings to fixed charges	Earnings consist of net profit excluding joint ventures and associates increased by fixed charges and income taxes. Fixed charges consist of interest payable on debt and a portion of lease costs determined to be representative of interest. This ratio takes no account of interest receivable although Unilever’s treasury operations involve both borrowing and depositing funds.

Funds from operations after interest and tax (before exceptional items) over lease adjusted net debt	Profit on ordinary activities excluding joint ventures and associates before depreciation and amortisation of goodwill and intangibles and exceptional items, and after actual tax paid and other non exceptional non cash items, expressed as a percentage of the lease adjusted net debt. Lease adjusted net debt is calculated by adding to the net debt five times the operational lease costs.

Weighted average cost of capital	The real cost of equity multiplied by the market capitalisation, plus the real after taxation interest cost of debt multiplied by the market value of the net debt, divided by the sum of the market values of debt and equity.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

116	Five year record
Unilever Group

By geographical area
	€ million	€ million	€ million	€ million	€ million
	2002	2001	2000	1999	1998

Group turnover
Europe	19 573	20 119	18 967	18 040	18 165
North America	12 446	13 767	11 631	8 838	8 417
Africa, Middle East and Turkey	3 139	3 191	3 296	3 048	3 034
Asia and Pacific	7 679	7 846	8 038	6 723	5 803
Latin America	5 433	6 591	5 650	4 328	5 018

	48 270	51 514	47 582	40 977	40 437

Group operating profit
Europe	1 750	2 689	1 693	2 131	2 254
North America	1 435	1 092	48	847	942
Africa, Middle East and Turkey	286	203	321	302	268
Asia and Pacific	1 077	862	776	642	457
Latin America	493	328	343	381	489

	5 041	5 174	3 181	4 303	4 410

Net operating assets
Europe	9 954	11 243	12 174	3 215	3 025
North America	8 945	12 091	11 814	1 996	1 738
Africa, Middle East and Turkey	1 097	1 082	1 075	1 034	936
Asia and Pacific	1 124	1 525	1 487	1 499	1 282
Latin America	3 614	6 256	7 526	1 520	1 370

	24 734	32 197	34 076	9 264	8 351

Capital expenditure
Europe	552	631	605	652	687
North America	334	355	310	222	182
Africa, Middle East and Turkey	108	114	116	123	129
Asia and Pacific	170	217	183	148	158
Latin America	134	196	142	159	173

	1 298	1 513	1 356	1 304	1 329

By operation
	€ million	€ million	€ million	€ million	€ million
	2002	2001	2000	1999	1998

Group turnover
Foods	26 937	28 155	23 898	20 339	20 919
Home & Personal Care	20 801	22 739	22 825	19 781	18 783
Other Operations	532	620	859	857	735

	48 270	51 514	47 582	40 977	40 437

Group operating profit
Foods	2 185	2 303	1 735	1 788	1 801
Home & Personal Care	2 814	2 823	1 415	2 361	2 093
Other Operations	42	48	31	154	516

	5 041	5 174	3 181	4 303	4 410

Net operating assets
Foods	22 768	28 960	30 341	5 315	4 891
Home & Personal Care	1 577	2 852	3 565	3 792	3 294
Other Operations	389	385	170	157	166

	24 734	32 197	34 076	9 264	8 351

Capital expenditure
Foods	805	810	704	690	775
Home & Personal Care	466	678	619	577	510
Other Operations	27	25	33	37	44

	1 298	1 513	1 356	1 304	1 329

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Five year record	117
Unilever Group

Financial Statements

Exchange rates and European Economic and Monetary Union
Before 1 January 1999, the guilder was a part of the European Monetary System (‘EMS’) exchange rate mechanism. Within this mechanism, exchange rates fluctuated within permitted margins, fixed by central bank intervention. Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, the European Monetary Union (‘EMU’) superseded the EMS on 1 January 1999 and the euro was introduced as the single European currency. Since this date, the euro has been the lawful currency of the EMU states. The following 11 member states participate in the EMU and adopted the euro as their national currency with effect from 1 January 1999: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. Greece adopted the euro as the national currency with effect from 1 January 2001. The legal rate of conversion between the euro and the guilder was announced on 31 December 1998 at €1.00 = Fl. 2.20371. On 1 January 1999 the exchange rate for euro to pound sterling was €1.00 = £0.706.

The information in the following table is based on exchange rates between US dollars and guilders, euros and US dollars, sterling and guilders, and euros and sterling. These translation rates were used in preparation of the accounts.

	2002	2001	2000	1999	1998

Year end
$1 = Fl.					1.88
€1 = $	1.049	0.885	0.930	1.005
£1 = Fl.					3.12
€1 = £	0.651	0.611	0.624	0.621

Annual average
$1 = Fl.					1.98
€1 = $	0.940	0.895	0.921	1.065
£1 = Fl.					3.29
€1 = £	0.628	0.622	0.609	0.659

Noon Buying Rates in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were as follows:
	2002	2001	2000	1999	1998

Year end
$1 = Fl.					1.88
€1 = $	1.049	0.890	0.939	1.007

Annual average
$1 = Fl.					1.97
€1 = $	0.945	0.895	0.923	1.065

High
$1 = Fl.					2.09
€1 = $	1.049	0.954	1.034	1.181

Low
$1 = Fl.					1.81
€1 = $	0.859	0.837	0.827	1.001

High and low exchange rate values for each of the last six months:
	September	October	November	December	January	February
	2002	2002	2002	2002	2003	2003

High:
€1 = $	0.996	0.988	1.014	1.049	1.086	1.088

Low:
€1 = $	0.969	0.971	0.990	0.993	1.036	1.071

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

118	Additional information for US investors
Unilever Group

Unilever´s consolidated accounts are prepared in accordance with accounting principles which differ in some respects from those applicable in the United States. The following is a summary of the effect on the Group’s net profit, combined earnings per share and capital and reserves of the application of United States generally accepted accounting principles (US GAAP).

		€ million	€ million	€ million
		2002	2001	2000

	Net profit as reported in the consolidated profit and loss account	2 129	1 838	1 105

Attributable to:	NV	1 681	817	675
	PLC	448	1 021	430
	US GAAP adjustments:
	Currency retranslation written back on disposals	(22)	–	115
	Goodwill	1 074	(124)	(45)
	Identifiable intangibles	284	(118)	(128)
	Restructuring costs	34	(18)	76
	Interest	(77)	(55)	(68)
	Derivative financial instruments	201	(119)	–
	Pensions and similar liabilities	143	–	95
	Gain on partial disposal of a group company	56	–	–
	Taxation effect of above adjustments	(35)	108	116

	Net increase/(decrease)	1 658	(326)	161

	Net income under US GAAP before cumulative effect of change
	in accounting principles for pensions and derivative financial instruments	3 787	1 512	1 266
	Cumulative effect of change in accounting principle net of tax charge
	of €249 million in 2002 and tax benefit of €3 million in 2001	522	(6)	–

	Net income under US GAAP	4 309	1 506	1 266

Attributable to:	NV	3 220	540	832
	PLC	1 089	966	434

	Combined net income per share under US GAAP before cumulative
	effect of change in accounting principles
	Euros per €0.51 of ordinary capital	3.83	1.49	1.24
	Euro cents per 1.4p of ordinary capital	57.49	22.30	18.53
	Combined diluted net income per share under US GAAP before
	cumulative effect of change in accounting principles
	Euros per €0.51 of ordinary capital	3.72	1.45	1.20
	Euro cents per 1.4p of ordinary capital	55.78	21.70	18.07
	Cumulative effect of change in accounting principles –
	combined net income per share
	Euros per €0.51 of ordinary capital	0.53	(0.01)	–
	Euro cents per 1.4p of ordinary capital	8.02	(0.09)	–
	Cumulative effect of change in accounting principles –
	diluted combined net income per share
	Euros per €0.51 of ordinary capital	0.52	(0.01)	–
	Euro cents per 1.4p of ordinary capital	7.78	(0.09)	–

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Additional information for US investors	119
Unilever Group

Financial Statements

		€ million	€ million
		2002	2001

	Capital and reserves as reported in the consolidated balance sheet (a)	5 867	6 993

Attributable to:	NV	5 700	4 889
	PLC	167	2 104
	US GAAP adjustments:
	Goodwill	2 645	2 436
	Identifiable intangibles	2 782	3 009
	Restructuring costs	198	166
	Interest	355	432
	Other comprehensive income effect of derivative financial instruments transition adjustment	(61)	(101)
	Derivative financial instruments	73	(128)
	Pensions and similar liabilities	(975)	538
	Dividends	1 119	1 059
	Taxation effect of above adjustments (a)	(304)	(851)

	Net increase	5 832	6 560

	Capital and reserves under US GAAP	11 699	13 553

Attributable to:	NV	9 902	9 340
	PLC	1 797	4 213

(a)     Restated for FRS 19, see note 18 on page 94.

The aggregate amounts included in the consolidated Unilever Group capital and reserves (under Unilever accounting principles) in respect of cumulative currency translation adjustments are as follows:

	€ million	€ million	€ million
	2002	2001	2000

Balance 1 January	(4 745)	(3 669)	(3 411)
Arising during the year	(1 517)	(1 076)	(258)

Balance 31 December	(6 262)	(4 745)	(3 669)

The aggregate amounts of foreign currency transaction gains and (losses) charged in
the consolidated profit and loss account are:	(84)	(30)	8

The consolidated accounts of the Unilever Group have been prepared in accordance with accounting principles which differ in certain respects from those generally accepted in the United States (US GAAP).

The principal differences are set out below.

Profit or loss on disposal of businesses
Unilever calculates profit or loss on sale of businesses after writing back any goodwill previously written off directly to reserves as a movement in profit retained. Under US GAAP the profit or loss on disposal of the businesses is stated net of the relevant unamortised goodwill included on the balance sheet and the cumulative currency retranslation differences recognised through the statement of total recognised gains and losses.

Under UK GAAP, gains on the partial disposal of group companies involving non-monetary consideration are recorded in the statement of total recognised gains and losses. Under US GAAP, these gains are recorded in the profit and loss account.

Goodwill and other intangibles
Under UK and Netherlands GAAP, goodwill (being the difference between the fair value of consideration paid for new interests in group companies, joint ventures and associated companies and the fair value of the Group’s share of their net assets at the date of acquisition) and identifiable intangible assets purchased after 1 January 1998 are capitalised and amortised in operating profit over the period of their expected useful life, up to a maximum of 20 years. Periods in excess of five years are used only where the directors are satisfied that the life of these assets will clearly exceed that period. Goodwill and intangible assets purchased prior to 1 January 1998 were written off in the year of acquisition as a movement in profits retained.

On disposal of a business acquired prior to 1 January 1998, purchased goodwill written off on acquisition is reinstated in arriving at the profit or loss on disposal.

Under US GAAP prior to 1 January 2002, purchased goodwill and identifiable intangibles were capitalised and amortised over their useful lives. From 1 January 2002, under SFAS 142, the amortisation of goodwill and identifiable intangibles that have indefinite useful lives ceased. Intangible assets that have finite useful lives continue to be amortised over their useful lives.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

120	Additional information for US investors
Unilever Group

Goodwill and identifiable intangible assets that have indefinite lives are assessed annually for impairment. Within six months of the initial application of SFAS 142, management completed an impairment assessment and have concluded that there is no impairment of goodwill or identifiable intangible assets with indefinite lives.

An analysis of goodwill by reporting segment is given below:

		Spreads	Health &		Home care and
	Savoury and	and cooking	wellness and	Ice cream and	professional		Other
€ million	dressings	products	beverages	frozen foods	cleaning	Personal care	operations	Total

As at 1 January 2002	16 620	212	1 685	1 135	733	633	–	21 018
Currency retranslation	(2 540)	(32)	(255)	(171)	(112)	(97)	–	(3 207)
Acquisitions/disposals	126	100	(36)	(17)	(168)	26	–	31

As at 31 December 2002	14 206	280	1 394	947	453	562	–	17 842

Had the Group accounted for its goodwill and identifiable intangible assets that have indefinite lives under SFAS 142 for the years ending 31 December 2001 and 2000, the impact on reported results would have been as follows:

	€ million	€ million
	2001	2000

Net income under US GAAP	1 506	1 266
Amortisation, net of tax:
Goodwill	1 266	624
Intangibles	404	141

Adjusted net income under US GAAP	3 176	2 031

Adjusted net income per share	3.18	2.01
Adjusted diluted net income per share	3.09	1.96

Indefinite lived intangible assets principally comprise trademarks and have a net book value of €6 726 million as at 31 December 2002. Finite lived intangible assets principally comprise technologies and have a net book value of €567 million, net of accumulated amortisation of €72 million, as at 31 December 2002. Amortisation expense recorded in the year in respect of finite lived intangible assets was €36 million. This expense is not expected to change materially over the next five years.

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
Unilever applied the provisions of SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ in this divergence statement as from 1 January 2001. In accordance with the transition provisions of SFAS 133, an adjustment of €6 million (net of tax of €3 million) was recorded as the cumulative effect of a change in accounting principle to recognise the fair value of all the Group’s derivative financial instruments and hedge items under US GAAP. In addition, Unilever recorded a one-time unrealised loss of €85 million (net of tax of €37 million) to consolidated other comprehensive income under US GAAP. During the year ended 31 December 2002, a reclassification of derivative losses from other comprehensive income to net income of €40 million was recorded as a result of the underlying hedged transactions which impacted earnings.

Hedging policy
Unilever’s accounting policies in respect of derivative financial instruments are described in the accounting information and policies on page 68. Unilever has not designated any of its derivative instruments as qualifying hedge instruments under SFAS 133 and, accordingly, this divergence statement assumes that derivative financial instruments are valued at fair value and that changes in their value are reflected in earnings.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Additional information for US investors	121
Unilever Group

Financial Statements

Pensions
Under Unilever´s accounting policy the expected costs of providing retirement pensions are charged to the profit and loss account over the periods benefiting from the employees´ services. Variations from expected cost are similarly spread. Under US GAAP, pension costs and liabilities are calculated in accordance with SFAS 87, which requires the use of a prescribed actuarial method and a prescribed set of measurement principles.

Under US GAAP an additional minimum liability is recognised and a charge made to other comprehensive income when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that this amount is not covered by the net liability recognised in the balance sheet.

With effect from 1 January 2002, and for the purposes of determining the expected return on plan assets, Unilever changed the method of valuing its pension plan assets from a market related value calculated by smoothing gains and losses over a five year period to an actual fair value at the balance sheet date. Management believe that the actual fair value methodology provides a better representation of the financial position and results of Unilever’s pension plans.

The impact of this change in methodology on reported results under US GAAP is given in the table below:

			€ million	€ million
			2001	2000

Net income under US GAAP

			1 506
				1 266

Change in basis of expected return on plan assets calculation			86	210

Adjusted net income under US GAAP			1 592	1 476

	Euro per €0.51		Euro cents per 1.4p
	2001	2000	2001	2000

Adjusted net income per share	1.57	1.45	23.52	21.71
Adjusted diluted net income per share	1.52	1.41	22.89	21.18

As required under US APB 20 for a change in accounting policy, a cumulative effect adjustment has been calculated to record the impact of the change as if the fair value methodology had been the accounting policy from the initial adoption of SFAS 87 by Unilever. The cumulative effect adjustment net of tax is €522 million in 2002.

Investments
Unilever accounts for current investments, which are liquid funds temporarily invested, at their market value, which is consistent with UK GAAP.

Unilever accounts for changes in the market value of current investments as interest receivable in the profit and loss account for the year. Under US GAAP, such current asset investments are classified as 'available for sale securities' and changes in market values, which represent unrealised gains or losses, are excluded from earnings and taken to stockholders’ equity. Unrealised gains and losses arising from changes in the market values of securities available for sale are not material.

Unilever accounts for fixed investments other than in joint ventures and associates at cost less any amounts written off to reflect a permanent impairment. Under US GAAP such investments are held at fair value. The difference is not material.

Dividends
The proposed final ordinary dividends are provided for in the Unilever accounts in thefinancial year to which they relate. Under US GAAP such dividends are not provided for until they become irrevocable.

Deferred taxation
Unilever has restated its deferred tax charge for the year ended 31 December 2000, and its deferred tax balances as at 31 December 2001 to comply with the new UK accounting standard FRS 19, as described in note 18 on page 94. Under FRS 19, deferred tax is not recognised on fair value adjustments made to assets acquired; under US GAAP, deferred tax is recorded on all fair value adjustments. Also, as described on page 94, FRS 19 has changed the treatment of deferred tax on tax-deductible goodwill previously written off to reserves. Such goodwill is reinstated, net of amortisation, under US GAAP, and the tax effect of such restatement has been adjusted accordingly.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

122	Additional information for US investors
Unilever Group

Classification differences between UK and US GAAP
Revenue recognition
Under US GAAP, certain sales incentive expenses which have been included in operating costs under Unilever’s accounting would be deducted from turnover. The decrease in turnover for the years to 31 December 2002, 2001 and 2000 is €1 337 million, €1 279 million and €1 237 million respectively. There is no impact on Unilever’s net profit.

Cashflow statement
Under US GAAP, various items would be reclassified within the consolidated cashflow statement. In particular, interest received, interest paid and taxation would be part of net cash flow from operating activities, and dividends paid would be included within net cash flow from financing. In addition, under US GAAP, cash and cash equivalents comprise cash balances and current investments with an original maturity at the date of investment of less than three months. Under Unilever’s presentation, cash includes only cash in hand or available on demand less bank overdrafts. Movements in those current investments which are included under the heading of cash and cash equivalents under US GAAP form part of the movement entitled ‘Management of liquid resources’ in the cash flow statements. At 31 December 2002, the balance of such investments was €45 million (2001: €9 million; 2000: €58 million).

Recently issued accounting pronouncements
In August 2001, FASB issued SFAS 143, ‘Accounting for Asset Retirement Obligations’. This statement is effective from January 2003 and requires obligations associated with the retirement of a tangible long-lived asset to be recorded as a liability upon acquisition of the asset. SFAS 143 would not have a material impact on Unilever’s financial position or results of operations.

In July 2002, the FASB issued SFAS 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’. This standard will require Unilever to recognise certain costs associated with disposal activities when they are incurred, rather than at the date of a commitment to a disposal plan. SFAS 146 is effective for disposal activities initiated after 31 December 2002. Given the nature of disposal plans, it is not possible to determine in advance the impact it might have on Unilever’s financial position at a particular date or Unilever’s results of operations for a particular period in the future. For 2002, the impact is shown against restructuring costs in the US GAAP reconciliation statements on pages 118 and 119.

In December 2002, the FASB issued SFAS 148, ’Accounting for Stock-Based Compensation –Transition and Disclosure – an Amendment of SFAS No. 123’. This standard provides two additional transition methods for companies electing to adopt the fair value accounting provisions of SFAS 123, ‘Accounting for Stock-Based Compensation’, but does not change the fair value measurement principles of SFAS 123. When Unilever adopts the fair value method for accounting for stock options, we expect to use full retrospective restatement. The impact of this is shown in the table on page 104.

In November 2002, the FASB issued Financial Interpretation No. 45 (FIN 45), ‘Guarantor’s and Disclosure Requirements for Guarantees, Including Direct Guarantees’. Under this interpretation, a guarantor must recognise the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after 31 December 2002. FIN 45 is not expected to have a material impact on Unilever’s financial position or results of operations.

In January 2003, the FASB issued Financial Interpretation No. 46 (FIN 46), ‘Consolidation of Variable Interest Entities’. Under this interpretation, certain entities known as variable interest entities must be consolidated by the primary beneficiary of the entity. The measurement principles of this interpretation will be effective for Unilever’s 2003 financial statements. FIN 46 is not expected to have any impact on Unilever’s financial position or results of operations.

Documents on display in the United States
Unilever files and furnishes reports and information with the United States Securities and Exchange Commission (SEC), and such reports and information can be inspected and copied at the SEC’s public reference facilities in Washington DC, Chicago and New York. Certain of our reports and other information that we file or furnish to the SEC are also available to the public over the internet on the SEC’s website at www.sec.gov.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Additional information for US investors	123
Unilever Group

Financial Statements

Guarantor statements
On 2 October 2000, NV and Unilever Capital Corporation (UCC) filed a US $15 billion Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and Unilever United States, Inc. (UNUS). Of the US $15 billion Shelf registration, US $5.75 billion of Notes were outstanding at 31 December 2002 (2001: US $7 billion) with coupons ranging from 5.90% to 7.125%. These Notes are to be repaid between 1 November 2003 and 15 November 2032.

Provided below are the profit and loss accounts, cashflow statements and balance sheets of each of the companies discussed above, together with the profit and loss account, cashflow statement and balance sheet of non-guarantor subsidiaries. These have been prepared under the historical cost convention, and, aside from the basis of accounting for investments at net asset value (equity accounting), comply in all material respects with Netherlands law and with United Kingdom Accounting Standards. Divergences from US GAAP are disclosed on pages 118 to 122. We have not provided reconciliations from the accounting principles used by Unilever to US GAAP for the columns relating to the guarantor entities, as such reconciliations would not materially affect an investor’s understanding of the nature of this guarantee. Thefinancial information in respect of NV, PLC and UNUS has been prepared with all subsidiaries accounted for on an equity basis. Thefinancial information in respect of the non-guarantor subsidiaries has been prepared on a consolidated basis.

	Unilever			Unilever
	Capital			United
	Corporation	Unilever N.V.	Unilever PLC	States Inc.	Non-
	subsidiary	parent issuer/	parent	subsidiary	guarantor
€ million	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Unilever Group

Profit and loss account
for the year ended 31 December 2002

Group turnover	–	–	–	–	48 270	–	48 270
Operating costs	–	89	(53)	(34)	(43 231)	–	(43 229)

Group operating profit	–	89	(53)	(34)	5 039	–	5 041
Share of operating profit of joint ventures	–	–	–	–	84	–	84

Operating profit	–	89	(53)	(34)	5 123	–	5 125
Share of operating profit of associates	–	–	–	–	34	–	34
Dividends	–	3 779	1 011	–	(4 790)	–	–
Other income from fixed investments	–	–	–	–	(7)	–	(7)
Interest	(395)	(206)	(83)	(1)	(488)	–	(1 173)
Intercompany finance costs	403	450	(3)	(89)	(761)	–	–

Profit on ordinary activities before taxation	8	4 112	872	(124)	(889)	–	3 979
Taxation	(3)	(41)	(3)	46	(1 537)	–	(1 538)

Profit on ordinary activities after taxation	5	4 071	869	(78)	(2 426)	–	2 441
Minority interests	–	–	–	–	(312)	–	(312)
Equity earnings of subsidiaries	–	(1 942)	1 260	136	–	546	–

Net profit	5	2 129	2 129	58	(2 738)	546	2 129

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

124	Additional information for US investors
Unilever Group

	Unilever			Unilever
	Capital			United
	Corporation	Unilever N.V.	Unilever PLC	States Inc.	Non-
	subsidiary	parent issuer/	parent	subsidiary	guarantor
€ million	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Unilever Group

Profit and loss account
for the year ended 31 December 2001

Group turnover	–	–	–	–	51 514	–	51 514
Operating costs	–	(27)	82	4	(46 399)	–	(46 340)

Group operating profit	–	(27)	82	4	5 115	–	5 174
Share of operating profit of joint ventures	–	–	–	–	84	–	84

Operating profit	–	(27)	82	4	5 199	–	5 258
Dividends	–	2 202	738	–	(2 940)	–	–
Other income from fixed investments	–	–	–	–	12	–	12
Interest	(782)	(444)	(177)	2	(245)	–	(1 646)
Intercompany finance costs	1 010	423	72	(424)	(1 081)	–	–

Profit on ordinary activities
before taxation	228	2 154	715	(418)	945	–	3 624
Taxation	(84)	(98)	(24)	155	(1 496)	–	(1 547)

Profit on ordinary activities
after taxation	144	2 056	691	(263)	(551)	–	2 077
Minority interests	–	–	–	–	(239)	–	(239)
Equity earnings of subsidiaries	–	(218)	1 147	(315)	–	(614)	–

Net profit	144	1 838	1 838	(578)	(790)	(614)	1 838

Profit and loss account
for the year ended 31 December 2000

Group turnover	–	–	–	–	47 582	–	47 582
Operating costs	–	256	8	(19)	(44 646)	–	(44 401)

Group operating profit	–	256	8	(19)	2 936	–	3 181
Share of operating profit of joint ventures	–	–	–	–	57	–	57

Operating profit	–	256	8	(19)	2 993	–	3 238
Dividends	–	706	734	–	(1 440)	–	–
Other income from fixed investments	–	–	–	–	(4)	–	(4)
Interest	(268)	(218)	(69)	13	(90)	–	(632)
Intercompany finance costs	270	375	(6)	(328)	(311)	–	–

Profit on ordinary activities
before taxation	2	1 119	667	(334)	1 148	–	2 602
Taxation	(1)	(63)	(2)	123	(1 339)	–	(1 282)

Profit on ordinary activities
after taxation	1	1 056	665	(211)	(191)	–	1 320
Minority interests	–	–	–	–	(215)	–	(215)
Equity earnings of subsidiaries	–	49	440	(618)	–	129	–

Net profit	1	1 105	1 105	(829)	(406)	129	1 105

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Additional information for US investors	125
Unilever Group

Financial Statements

	Unilever			Unilever
	Capital			United
	Corporation	Unilever N.V.	Unilever PLC	States Inc.	Non-
	subsidiary	parent issuer/	parent	subsidiary	guarantor
€ million	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Unilever Group

Cash flow statement
for the year ended 31 December 2002

Cash flow from group
operating activities	34	222	(52)	(45)	7 724	–	7 883
Dividends from joint ventures	–	–	–	–	83	–	83
Returns on investments and servicing of finance	16	155	(105)	(50)	(1 402)	–	(1 386)
Taxation	–	(6)	142	(335)	(1 618)	–	(1 817)
Capital expenditure and
financial investment	–	(554)	(42)	16	(1 126)	–	(1 706)
Acquisitions and disposals	–	–	–	–	1 755	–	1 755
Dividends paid on ordinary share capital	–	(910)	(689)	–	–	19	(1 580)

Cash flow before management
of liquid resources and financing	50	(1 093)	(746)	(414)	5 416	19	3 232
Management of liquid resources	2	(126)	–	–	(468)	–	(592)
Financing	(53)	1 547	578	419	(5 082)	–	(2 591)

Increase/(decrease) in cash in the period	(1)	328	(168)	5	(134)	19	49

Cash flow statement
for the year ended 31 December 2001

Cash flow from group
operating activities	24	2	92	66	7 313	–	7 497
Dividends from joint ventures	–	–	–	–	82	–	82
Returns on investments and servicing of finance	202	2 092	900	(422)	(4 659)	–	(1 887)
Taxation	–	(53)	(154)	(502)	(1 496)	–	(2 205)
Capital expenditure and financial investment	–	(369)	(32)	310	(1 267)	–	(1 358)
Acquisitions and disposals	–	–	–	–	3 477	–	3 477
Dividends paid on ordinary share capital	–	(818)	(614)	–	–	12	(1 420)

Cash flow before management
of liquid resources and financing	226	854	192	(548)	3 450	12	4 186
Management of liquid resources	50	428	400	–	228	–	1 106
Financing	(273)	(1 422)	(592)	551	(3 362)	–	(5 098)

Increase/(decrease) in cash in the period	3	(140)	–	3	316	12	194

Cash flow statement
for the year ended 31 December 2000

Cash flow from group
operating activities	(80)	361	(5)	(19)	6 481	–	6 738
Dividends from joint ventures	–	–	–	–	38	–	38
Returns on investments and servicing of finance	103	865	677	(315)	(2 128)	–	(798)
Taxation	–	23	128	(301)	(1 584)	–	(1 734)
Capital expenditure and
financial investment	–	(202)	7	(320)	(546)	–	(1 061)
Acquisitions and disposals	–	–	–	–	(27 373)	–	(27 373)
Dividends paid on ordinary share capital	–	(762)	(611)	–	–	8	(1 365)

Cash flow before management
of liquid resources and financing	23	285	196	(955)	(25 112)	8	(25 555)
Management of liquid resources	802	1 652	(628)	–	638	–	2 464
Financing	(832)	(1 642)	432	946	23 998	–	22 902

Increase/(decrease) in cash in the period	(7)	295	–	(9)	(476)	8	(189)

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

126	Additional information for US investors
Unilever Group

	Unilever			Unilever
	Capital			United
	Corporation	Unilever N.V.	Unilever PLC	States Inc.	Non-
	subsidiary	parent issuer/	parent	subsidiary	guarantor
€ million	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Unilever Group

Balance sheet
as at 31 December 2002

Goodwill and intangible assets	–	–	5	–	20 269	–	20 274
Tangible fixed assets	–	–	–	5	7 431	–	7 436
Fixed investments	–	576	–	10 296	92	(10 285)	679
Net assets of subsidiaries
(equity accounted)	–	9 337	7 827	(9 223)	(14 344)	6 403	–

Fixed assets	–	9 913	7 832	1 078	13 448	(3 882)	28 389

Stocks	–	–	–	–	4 500	–	4 500
Amounts due from group companies	6 025	20 303	1 107	3 996	(31 431)	–	–
Debtors due within one year	–	299	32	1 222	4 322	–	5 875
Debtors due after more than one year	43	–	42	14	2 257	–	2 356
Cash and current investments	9	780	51	–	2 638	–	3 478

Current assets	6 077	21 382	1 232	5 232	(17 714)	–	16 209

Borrowings	(1 780)	(4 540)	(1 407)	(4)	(1 780)	–	(9 511)
Amounts due to group companies	–	(14 121)	(1 156)	–	15 277	–	–
Trade and other creditors	(64)	(1 248)	(619)	(125)	(9 035)	–	(11 091)

Creditors due within one year	(1 844)	(19 909)	(3 182)	(129)	4 462	–	(20 602)

Total assets less current liabilities	4 233	11 386	5 882	6 181	196	(3 882)	23 996

Borrowings	4 027	5 257	–	–	1 649	–	10 933
Trade and other creditors	–	–	–	76	565	–	641

Creditors due after more than one year	4 027	5 257	–	76	2 214	–	11 574

Provisions for liabilities and charges	–	262	15	495	5 155	–	5 927

Minority interests	–	–	–	–	628	–	628

Capital and reserves attributable to:
PLC	–	164	–	–	–	(164)	–
NV	–	–	5 699	–	–	(5 699)	–
Called up share capital	–	421	222	–	(1)	–	642
Share premium account	–	1 399	145	–	(3)	–	1 541
Other reserves	–	(1 498)	(595)	(365)	(573)	938	(2 093)
Profit retained	206	5 381	396	5 975	(7 224)	1 043	5 777

Total capital and reserves	206	5 867	5 867	5 610	(7 801)	(3 882)	5 867

Total capital employed	4 233	11 386	5 882	6 181	196	(3 882)	23 996

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Additional information for US investors	127
Unilever Group

Financial Statements

	Unilever			Unilever
	Capital			United
	Corporation	Unilever N.V.	Unilever PLC	States Inc.	Non-
	subsidiary	parent issuer/	parent	subsidiary	guarantor
€ million	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Unilever Group

Balance sheet
as at 31 December 2001

Goodwill and intangible assets	–	–	–	–	24 964	–	24 964
Tangible fixed assets	–	–	–	6	9 234	–	9 240
Fixed investments	–	280	–	10	594	–	884
Net assets of subsidiaries
(equity accounted)	–	9 496	9 185	11 432	(10 790)	(19 323)	–

Fixed assets	–	9 776	9 185	11 448	24 002	(19 323)	35 088

Stocks	–	–	–	–	5 343	–	5 343
Amounts due from group companies	12 327	19 177	3 156	–	(34 660)	–	–
Debtors due within one year	–	197	70	816	6 102	–	7 185
Debtors due after more than one year	88	–	–	33	2 728	–	2 849
Cash and current investments	14	361	226	–	1 700	–	2 301

Current assets	12 429	19 735	3 452	849	(18 787)	–	17 678

Borrowings	(837)	(5 937)	(1 707)	(11)	(2 787)	–	(11 279)
Amounts due to group companies	(5 924)	(9 443)	(2 209)	(4 755)	22 331	–	–
Trade and other creditors	(65)	(959)	(463)	96	(10 542)	–	(11 933)

Creditors due within one year	(6 826)	(16 339)	(4 379)	(4 670)	9 002	–	(23 212)

Total assets less current liabilities	5 603	13 172	8 258	7 627	14 217	(19 323)	29 554

Borrowings	5 365	5 883	1 249	–	1 724	–	14 221
Trade and other creditors	–	–	–	77	728	–	805

Creditors due after more than one year	5 365	5 883	1 249	77	2 452	–	15 026

Provisions for liabilities and charges	84	296	16	95	6 380	–	6 871

Minority interests	–	–	–	–	664	–	664

Capital and reserves attributable to:
PLC	–	2 101	–	–	–	(2 101)	–
NV	–	–	4 889	–	–	(4 889)	–
Called up share capital	–	421	222	–	(1)	–	642
Share premium account	–	1 399	154	–	(2)	–	1 551
Other reserves	–	(1 077)	(540)	(260)	(358)	618	(1 617)
Profit retained	154	4 149	2 268	7 715	5 082	(12 951)	6 417

Total capital and reserves	154	6 993	6 993	7 455	4 721	(19 323)	6 993

Total capital employed	5 603	13 172	8 258	7 627	14 217	(19 323)	29 554

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

128	Principal group companies and fixed investments
As at 31 December 2002
Unilever Group

The companies listed below and on pages 129 to 131 are those which in the opinion of the directors, principally affect the amount of profit and assets shown in the Unilever Group accounts. The directors consider that those companies not listed are not significant in relation to Unilever as a whole.

Full information as required by Articles 379 and 414 of Book 2 of the Civil Code in the Netherlands has been filed by Unilever N.V. with the Commercial Registry in Rotterdam.

Particulars of PLC group companies and other significant holdings asrequired by the United Kingdom Companies Act 1985 will be annexed to the next Annual Return of Unilever PLC.

The main activities of the companies listed below are indicated according to the following key:

Holding companies	H
Foods	F
Home & Personal Care	P
Other Operations	O

Unless otherwise indicated, the companies are incorporated and principally operate in the countries under which they are shown.

The aggregate percentage of equity capital directly or indirectly held by NV or PLC is shown in the margin, except where it is 100%. All these percentages are rounded down to the nearest whole number.

Shares in the companies listed are usually held directly or indirectly by one of NV or PLC. A long standing exception is in the United States where companies are jointly owned by NV (73%) and PLC (27%). As a result of the Bestfoods integration during 2002, the shares of certain Bestfoods and Unilever companies (or their merged successor) are held partly by Unilever United States, Inc. and, as a consequence, both NV and PLC have indirect shareholdings in them. The percentage of Unilever’s shareholdings held either directly or indirectly by NV and PLC are identified in the tables according to the following code:

NV 100%	a
PLC 100%	b
NV 73%; PLC 27%	c
NV 88%; PLC 12%	d
NV 21%; PLC 79%	e
NV 2%; PLC 98%	f

Principal group companies

%	Europe	Ownership	Activity

Austria
	Österreichische Unilever Ges.m.b.H.	d	FP

Belgium
99	Bestfoods Belgium B.V.B.A/S.P.R.L.	d	F
	Unilever Belgium N.V./S.A.	d	FP

Bulgaria
	Unilever Bulgaria E.O.O.D.	a	FP

Croatia
	Unilever Croatia d.o.o.	a	FP

Czech Republic
	Unilever ČR s.r.o.	a	FP

%	Europe continued	Ownership	Activity

Denmark
	Unilever Bestfoods A/S	d	F
	Unilever Danmark A/S	a	FP

Estonia
	Unilever Eesti OU	a	FP

Finland
	Suomen Unilever Oy	a	FP

France
99	Amora Maille Société Industrielle S.A.S.	d	F
99	Bestfoods France Société Industrielle S.A.	d	F
99	Cogesal-Miko S.A.S.	d	F
99	FRALIB Sourcing Unit S.A.	d	F
99	Frigedoc S.A.	d	F
99	Lever Fabergé France S.A.	d	P
99	Unilever Bestfoods France S.A.	d	F
99	Unilever France S.A.S.	d	H

Germany
	Langnese-Iglo GmbH	d	F
	Lever Fabergé Deutschland GmbH	d	P
	Monda Beteiligungs GmbH	d	F
	Monda IPR GmbH & Co. OHG (1)	d	F
Monda Vermögensverwaltungs
	GmbH & Co. OHG (1)	d	F
	Pfanni GmbH & Co. OHG Stavenhagen (1)	d	F
	PW Vermietungs GmbH & Co. KG (1)	d	F
	UBG Vermietungs GmbH & Co. OHG (1)	d	H
	Unilever Bestfoods Deutschland GmbH	d	F
	Unilever Beteiligungs GmbH	d	H
	Unilever Deutschland GmbH	d	H

Greece
67	‘Elais’ Oleaginous Products S.A.	a	F
	Unilever Hellas A.E.B.E.	a	FP

Hungary
	Unilever Magyarország Kft	a	FP

Ireland
	Lever Fabergé Ireland Ltd.	b	P
	Unilever Bestfoods (Ireland) Limited.	b	F

Italy

	Lever Fabergé Italia Srl	d	P
	Sagit Srl	d	F
	Unilever Bestfoods Italia Srl	d	F
	Unilever Italia SpA	d	H

Latvia
	Unilever Baltic LLC	a	FP

Lithuania
	Unilever Lietuva UAB	a	FP

(1)	Due to the inclusion of the partnerships in the consolidated group accounts of Unilever, para 264(b) of the German trade law grants an exemption from the duty to prepare individual statutory financial statements and management reports in accordance with the requirements for limited liability companies and to have these audited.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Principal group companies and fixed investments	129
As at 31 December 2002
Unilever Group

Financial Statements

Principal group companies continued

%	Europe continued	Ownership	Activity

The Netherlands
	Iglo Mora Groep B.V.	a	F
	Lever Fabergé Nederland B.V.	a	P
	Mixhold B.V.	d	H
	Unilever Bestfoods Nederland B.V.	d	F
	Unilever N.V. (2)		H
	Unilever Nederland B.V.	a	H

Norway
	Unilever Bestfoods A/S	a	F

Poland
99	Unilever Polska S.A.	d	FP

Portugal
74	IgloOlá-Distribuição de Gelados e de
	Ultracongelados Lda.	a	F
60	LeverElida-Distribuição de Produtos de
	Limpeza e Higiene Pessoal Lda.	a	P
Unilever Bestfoods Portugal-Produtos
	Alimentares S.A.	d	F

Romania
99	Unilever South Central Europe S.R.L	a	FP

Russia
	Unilever SNG	a	FP

Slovakia
	Unilever Slovensko spol. sr. o.	a	FP

Slovenia
	Unilever Slovenia d.o.o.	a	FP

Spain
	Unilever España S.A.	a	HP
	Unilever Foods España S.A.	a	F

Sweden
	GB Glace AB	a	F
	Lever Fabergé AB	a	P
	Unilever Bestfoods AB	a	F

Switzerland
	Knorr Nährmittel AG	d	H
	Lever Fabergé GmbH	d	P
	Meina Holding AG	d	H
51	Lusso Foods AG	d	F
	Sunlight AG	a	O
	Unilever Bestfoods Schweiz GmbH	d	F
	Unilever Cosmetics International S.A.	a	P
	Unilever (Schweiz) AG	a	O
	Unilever Swiss Holdings AG	a	H
	Unilever Raw Materials AG	a	F

Ukraine
	Unilever Ukraine LLCM	a	FP

(2)	See ‘Basis of consolidation’ on page 66.
(3)	A division of Conopco, Inc., a subsidiary of Unilever United States, Inc.

%	Europe continued	Ownership	Activity

United Kingdom
	Ben & Jerry’s Homemade Ltd.	e	F
	Birds Eye Wall’ s Ltd.	e	F
	Lever Fabergé Ltd.	b	P
	Lipton Ltd.	b	F
	Slim•Fast Foods Ltd.	b	F
	Unilever Bestfoods UK Ltd.	e	F
	Unilever Cosmetics International (UK) Ltd.	b	P
	Unilever PLC (2)		H
	Unilever UK Central Resources Ltd.	b	O
	Unilever UK Holdings Ltd.	b	H
	Unilever UK & CN Holdings Ltd.	e	H

%	North America	Ownership	Activity

Canada
	Bestfoods Canada Inc.	e	F
	Bestfoods Holdings Inc., Canada	e	H
	U L Canada Inc.	e	FP

United States of America
	Ben & Jerry’s Homemade Inc.	c	F
	Good Humor-Breyers Ice Cream (3)	c	F
	Slim-Fast Foods Company (3)	c	F
	Unilever Bestfoods (3)	c	F
	Unilever Bestfoods Foodsolutions (3)	c	F
	Unilever Capital Corporation	c	O
	Unilever Cosmetics International (3)	c	P
	Unilever Home & Personal Care (3)	c	P
	Unilever Ice Cream (3)	c	F
	Unilever United States, Inc.	c	H

%	Africa, Middle East and Turkey	Ownership	Activity

Algeria
60	Unilever Algérie SPA	a	P

Côte d’ Ivoire
90	Unilever Côte d’ Ivoire	b	FPO

Democratic Republic of Congo
76	Plantations et Huileries du Congo s.a.r.l.	a	O

Dubai
	Unilever Gulf Free Zone Establishment	b	FP

Egypt
60	Fine Foods Products SAE	b	F
60	Fine Tea Company SAE	b	F
60	Lever Egypt SAE	b	P

Ethiopia
72	Unilever Ethiopia Private Limited Company	b	FP

Ghana
67	Unilever Ghana Ltd.	b	FPO

Israel
51	Glidat Strauss Ltd.	b	F
59	Unilever Bestfoods Israel Ltd.	c	F
	Lever Israel Ltd.	b	P

Kenya
	Bestfoods Kenya Ltd.	b	F
88	Brooke Bond Kenya Ltd.	b	O
	Unilever Kenya Ltd.	b	FP

Malawi
	Lever Brothers (Malawi) Ltd.	b	FP

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

130	Principal group companies and fixed investments
As at 31 December 2002
Unilever Group

Principal group companies continued

%	Africa, Middle East and Turkey continued	Ownership	Activity

Morocco
	Knorr Bestfoods Morocco S.A.	a	F
	Unilever Maghreb S.A.	a	P

Nigeria
50	Unilever Nigeria Plc	b	FP

Saudi Arabia
49	Binzagr Lever Ltd.*	b	FP
49	Lever Arabia Ltd.*	b	P

South Africa
59	Unilever Bestfoods Robertsons (Pty) Limited	c	F
	Unilever South Africa (Pty) Limited	b	FP

Tanzania
	Brooke Bond Tanzania Ltd.	b	O

Tunisia
99	CODEPAR Tunisia	a	P
52	Maghreb Alimentation S.A.	a	F
99	Société de Produits Chimiques et Détergents	a	P

Turkey
99	Lever Elida Temizlik ve Kişisel Bakim Ürünleri Sanayi ve Ticaret A.Ş.	a	P
	Unilever Sanayi ve Ticaret Türk A.Ş.	a	F
	Unilever Tüketim Ürünleri Satiş, Pazarlama ve Ticaret A.Ş.	a	FP

Uganda
	Unilever Uganda Ltd.	b	FP

Zambia
	Lever Brothers Zambia Limited	b	FP

Zimbabwe
	Lever Brothers (Private) Ltd.	b	FP

%	Asia and Pacific	Ownership	Activity

Australia
	Unilever Australia Ltd.	b	FP

Bangladesh
61	Lever Brothers Bangladesh Ltd.	b	FP

China
80	Bestfoods Guangzhou Foods Ltd.	c	F
	Unilever (China) Ltd.	a	H
77	Unilever Company Ltd.	a	P
	Unilever Foods (China) Company Ltd.	a	F
	Unilever Services (Shanghai) Company Limited	a	P
	Wall’s (China) Company Ltd.	a	F

China S.A.R.
	Unilever Hong Kong Ltd.	a	FP

India
25	Hindlever Chemicals Ltd.	f	O
51	Hindustan Lever Ltd.	f	FPO

Indonesia
85	P.T. Unilever Indonesia Tbk	a	FP

Japan
	Nippon Lever KK	a	FP

%	Asia Pacific continued	Ownership	Activity

Malaysia
	Pamol Plantations Sdn. Bhd.	b	O
70	Unilever (Malaysia) Holdings Sdn. Bhd.	b	FP

New Zealand
	Unilever New Zealand Ltd.	b	FP

Pakistan
67	Unilever Pakistan Ltd.	b	FP

Philippines
	Unilever Philippines, Inc.	a	FP

Singapore
	Unilever Singapore Private Ltd.	b	FP

South Korea
	Unilever Korea Chusik Hoesa	a	FP

Sri Lanka
	Unilever Ceylon Ltd.	b	FPO

Taiwan
	Unilever Taiwan Ltd.	a	FP

Thailand
	Unilever Thai Trading Ltd.	a	FP

Vietnam
	Elida P/S	a	P
66	Lever Vietnam	a	P
	Unilever Bestfoods Vietnam	a	F

%	Latin America	Ownership	Activity

Argentina
	Refinerias de Maiz S.A.I.C.F.	d	F
	Unilever de Argentina S.A.	d	FP

Bolivia
	Quimbol Lever S.A.	a	FP

Brazil
	Mavibel Brasil Ltda.	d	H
	Unilever Brasil Ltda.	d	FP
	Unilever Bestfoods Brasil Ltda.	d	F

Chile
	Unilever Chile Ltda.	d	FP

Colombia
	Disa S.A.	d	F
	Unilever Andina Colombia S.A.	d	FP
60	Varela S.A.	d	P

Costa Rica
	Productos Agroindustriales del Caribe S.A.	c	F
	Unilever de Centroamerica S.A.	a	FP

Dominican Republic
70	Knorr Alimentaria S.A.	a	F
	Unilever Dominicana S.A.	a	P

Ecuador
	Unilever Andina – Ecuador S.A.	a	FP

*	These companies are consolidated on the basis that Unilever is able to exercise a dominant influence.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Principal group companies and fixed investments	131
As at 31 December 2002
Unilever Group

Financial Statements

Principal group companies continued

%	Latin America continued	Ownership	Activity

El Salvador
	Unilever de Centroamerica S.A.	a	FP

Guatemala
	Unilever de Centroamerica S.A.	a	FP

Honduras
	Unilever de Centroamerica S.A.	a	FP

Mexico
	Circulo Esmeralda S.A. de C.V.	d	F
	Corporativo Unilever de Mexico S.de R.L. de C.V.	d	H
	Unilever de Mexico S.A. de C.V.	d	FP

Netherlands Antilles
	Unilever Becumij N.V.	a	O

Nicaragua
	Unilever de Centroamerica S.A.	a	FP

Panama
	Unilever de Centroamerica S.A.	a	FP

Paraguay
	Unilever de Paraguay S.A.	a	FP

Peru
	Apromsa S.A.	b	F
99	Industrias Pacocha S.A.	a	FP

Trinidad & Tobago
50	Lever Brothers West Indies Ltd.	b	FP

Uruguay
	Bestfoods Uruguay S.A.	c	F
	Sudy Lever S.A.	a	FP

Venezuela
	Aliven S.A.	b	F
	Unilever Andina S.A.	a	FP

Principal fixed investments Joint ventures

%	Europe	Ownership	Activity

Portugal
40	FIMA/VG-Distribuição de Produtos
	Alimentares, Lda.	a	F

%	North America

United States of America
50	The Pepsi/Lipton Partnership	c	F

%	Asia and Pacific

China S.A.R.
50	CPC/AJI (Hong Kong) Ltd.	c	F

Malaysia
50	CPC/AJI (Malaysia) Sdn. Bhd.	c	F

Philippines
50	California Manufacturing Company Inc.	c	F

Singapore
50	CPC/AJI (Singapore) Pte Ltd.	c	F

Taiwan
50	CPC/AJI (Taiwan) Ltd.	c	F

Thailand
50	CPC/AJI (Thailand) Ltd.	c	F

Associated companies

%	Europe	Ownership	Activity

United Kingdom
33	Langholm Capital Partners	b	O

%	North America

United States of America
33	JohnsonDiversey Holdings Inc.	a	P

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

132	Company accounts
Unilever N.V.

Balance sheet as at 31 December
	€ million 2002	€ million 2001

Fixed assets
Fixed investments	11 416	7 328

Current assets
Debtors	20 602	19 374
Cash at bank and in hand	780	361

Total current assets	21 382	19 735
Creditors due within one year	(19 909)	(16 339)
Net current assets	1 473	3 396

Total assets less current liabilities	12 889	10 724

Creditors due after more than one year	5 257	5 883

Provisions for liabilities and charges	262	296

Capital and reserves	7 370	4 545
Called up share capital:
Preferential share capital 21	130	130
Ordinary share capital 21	291	291

	421	421
Share premium account	1 399	1 399
Profit retained and other reserves	5 550	2 725

Total capital employed	12 889	10 724

Profit and loss account for the year ended 31 December
	€ million 2002	€ million 2001

Income from fixed investments after taxation	3 779	2 202
Other income and expenses	292	(146)

Profit for the year	4 071	2 056

Pages 66 to 112 and 128 to 133 contain the notes to the NV company accounts. For the information required by Article 392 of Book 2 of the Civil Code in the Netherlands, refer to pages 65 and 133.

In accordance with Article 402 of Book 2 of the Civil Code in the Netherlands, the accounts of NV have been included in the consolidated accounts. The profit and loss account mentions only income from fixed investments after taxation as a separate item. The balance sheet includes the proposed profit appropriation.

The Board of Directors
4 March 2003

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Notes to the company accounts	133
Unilever N.V.

Financial Statements

Fixed investments
	€ million 2002	€ million 2001

Shares in group companies	11 008	7 201
Book value of PLC shares held in connection with share options	368	264
Less NV shares held by group companies	(168)	(153)
Other unlisted investments	208	16

	11 416	7 328

Movements during the year:
1 January	7 328
Movement in PLC shares held in connection with share options	104
Movement in NV shares held by group companies	(14)
Other unlisted investments	191
Additions	6 423
Decrease	(2 616)

31 December	11 416

Shares in group companies are stated at cost in accordance with international accounting practice in various countries, in particular the United Kingdom.

Debtors
	€ million 2002	€ million 2001

Loans to group companies	19 214	16 607
Other amounts owed by group companies	1 089	2 570
Amounts owed by undertakings in which the company has a participating interest	1	1
Other	298	196

	20 602	19 374

Of which due after more than one year	882	9

Cash at bank and in hand
	€ million 2002	€ million 2001

This includes amounts for which repayment notice is required of:	187	61

Creditors
	€ million 2002	€ million 2001

Due within one year:
Bank loans and overdrafts	4	39
Bonds and other loans	4 536	5 898
Loans from group companies	1 817	638
Other amounts owed to group companies	12 304	8 805
Taxation and social security	238	79
Accruals and deferred income	205	264
Dividends	643	601
Other	162	15

	19 909	16 339

Due after more than one year:
Bonds and other loans	5 257	5 883

Provisions for liabilities and charges
	€ million 2002	€ million 2001

Pension provisions	131	124
Deferred taxation and other provisions	131	172

	262	296

Of which due within one year	73	68

Ordinary share capital
Shares numbered 1 to 2 400 are held by a subsidiary of NV and a subsidiary of PLC, each holding 50%. Additionally, 17 711 169 € 0.51 ordinary shares are held by NV and other group companies. Full details are given in note 29 on page 111.

Share premium account
The share premium shown in the balance sheet is not available for the issue of bonus shares or for repayment without incurring withholding tax payable by the company. This is despite the change in the Netherlands tax law, as a result of which dividends received from 2001 onwards by individual shareholders who are Netherlands residents are no longer taxed.

Profit retained and other reserves
	€ million 2002	€ million 2001

Profit retained 31 December	6 591	3 508
Cost of NV shares purchased and held by NV and by its subsidiaries	(1 041)	(783)

Balance 31 December	5 550	2 725

Profit retained shown in the company accounts and the notes thereto is greater than the amount shown in the consolidated balance sheet, mainly because of certain inter-company transactions which are eliminated in the consolidated accounts.

Contingent liabilities
These are not expected to give rise to any material loss and include guarantees given for group and other companies, under which amounts outstanding at 31 December were:

	€ million 2002	€ million 2001

Group companies	8 878	11 033

Of the above, guaranteed also by PLC	5 864	6 247

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

134	Further statutory information
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

	€ million 2002	€ million 2001

Proposed profit appropriation
Profit for the year	4 071	2 056
Preference dividends	(42)	(51)

Profit at disposal of the Annual General Meeting of shareholders	4 029	2 005
Ordinary dividends	(946)	(872)

Profit for the year retained	3 083	1 133
Profit retained – 1 January	3 508	2 375

Profit retained – 31 December	6 591	3 508

Special controlling rights under the Articles of Association
See note 21 on page 97.

Auditors
A resolution will be proposed at the Annual General Meeting on 7 May 2003 for the reappointment of PricewaterhouseCoopers Accountants N.V. as auditors of NV. The present appointment will end at the conclusion of the Annual General Meeting.

Corporate Centre
Unilever N.V.
Weena 455
PO Box 760
3000 DK Rotterdam

J A A van der Bijl
S G Williams
 Joint Secretaries of Unilever N.V.
4 March 2003

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Company accounts	135
Unilever PLC

Financial Statements

Balance sheet as at 31 December

	£ million	£ million
	2002	2001

Fixed assets
Goodwill and intangible assets	3	–
Fixed investments	2 456	2 433

Current assets
Debtors
Debtors due within one year	787	2 007
Debtors due after more than one year	27	–
Cash and current investments	33	138

Total current assets	847	2 145
Creditors due within one year	(2 126)	(2 721)

Net current assets/(liabilities)	(1 279)	(576)

Total assets less current liabilities	1 180	1 857

Creditors due after more than one year	–	763

Capital and reserves	1 180	1 094

Called up share capital 21	41	41
Share premium account	94	94
Capital redemption reserve 23	11	11
Profit retained	1 034	948

Total capital employed	1 180	1 857

All amounts included in capital and reserves are classified as equity as defined under United Kingdom Financial Reporting Standard 4.

As permitted by Section 230 of the United Kingdom Companies Act 1985, PLC’s profit and loss account does not accompany its balance sheet.

On behalf of the Board of Directors

N W A FitzGerald Chairman
A Burgmans Vice-Chairman

4 March 2003

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents
136	Notes to the company accounts
Unilever PLC

Fixed assets

Goodwill and Intangibles
	£ million	£ million
	2002	2001

Goodwill	–	–
Intangible assets	3	–

	3	–

Fixed investments
	£ million	£ million
	2002	2001

Shares in group companies	2 237	2 237
Book value of PLC shares held in
connection with share options	219	196

	2 456	2 433

Shares in group companies Shares in group companies are stated at cost or valuation, less amounts written off.

	£ million
	2002

Movements during the year:
1 January	2 237
Additions	36
Disposals	(36)

31 December	2 237

Shares held in connection with share options
	£ million
	2002

Movements during the year:
1 January	196
Additions	55
Disposals	(30)
Valuation adjustments	(2)

31 December	219

Debtors
	£ million	£ million
	2002	2001

Due within one year:
Amounts owed by group companies	720	1 928
Other	67	79

	787	2 007

Due after more than one year:
Other	27	–

Cash and current investments
	£ million	£ million
	2002	2001

This includes amounts for which
repayment notice is required	33	138

Creditors
	£ million	£ million
	2002	2001

Due within one year:
Amounts owed to group companies	752	1 349
Bonds and other loans	915	1 043
Taxation and social security	135	34
Dividends	311	284
Other	9	2
Accruals and deferred income	4	9

	2 126	2 721

Due after more than one year:
Bonds and other loans	–	763

Profit retained
	£ million	£ million
	2002	2001

1 January	948	935
Profit for the year	546	430
Dividends on ordinary and deferred shares	(460)	(417)

31 December	1 034	948

Contingent liabilities
	£ million	£ million
	2002	2001

These are not expected to give rise to any material loss and include guarantees given for group companies, under which amounts outstanding at 31 December were:	8 077	8 526

Of the above, guaranteed also by NV	3 816	3 817

Remuneration of auditors
	£ million	£ million
	2002	2001

Parent company audit fee	1.6	1.4
Payments by the parent company for non-audit services provided by PricewaterhouseCoopers United Kingdom(a)	9.3	17.3

(a) See also note 2 on page 77.

Profit appropriation
	£ million	£ million
	2002	2001

The proposed appropriation of the profit of PLC is as follows:
Interim and recommended final dividends	460	417

Profit for the year retained	86	13

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Further statutory information and other information	137
Unilever PLC

Financial Statements

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

A European Works Council, embracing employee and management representatives from 15 countries of Western Europe, has been in existence for several years and provides a forum for discussing issues that extend across national boundaries.

The directors’ reports of the United Kingdom group companies contain more details about how they have communicated with their employees during 2002.

Equal opportunities and diversity
The heads of all operating companies and units in the UK have committed their businesses to achieving greater diversity. Every Unilever company in the United Kingdom has an equal opportunities policy and actively pursues equality of opportunity for all employees.

The Company has committed itself to carrying out an Equal Pay Audit, and Richard Greenhalgh, Chairman of Unilever UK, is an Equal Pay Champion by the UK Government. The Company is also reviewing ways in which diversity in recruitment and selection may be further improved.

A major initiative is underway to increase the take-up of flexible working options where appropriate for business and employee needs.

The Company was delighted to be awarded one of the Government’s first ‘Castle awards’ recognising its achievements in providing equality of opportunity for women.

Charitable and other contributions
During the year UK group companies made a total contribution to the community of £9 million, based on the London Benchmarking Group Model.

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

Auditors
Following the transfer of the business of the PLC auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 11 February 2003 and the PLC directors appointed its successor, PricewaterhouseCoopers LLP as auditors. A resolution will be proposed at the Annual General Meeting on 7 May 2003 for the re-appointment of PricewaterhouseCoopers LLP as auditors of PLC. The present appointment will end at the conclusion of the Annual General Meeting.

Authority to purchase own shares
At the Annual General Meeting of PLC held on 8 May 2002, authority was given pursuant to Article 64 of the PLC Articles of Association to make market purchases of PLC ordinary shares of 1.4p each, to a maximum of 290 million shares. This authority will expire on 7 May 2003. The Company has not exercised this authority during the year.

Details of shares purchased by employee share trusts and Unilever group companies to satisfy options granted under PLC’s employee share schemes are given in the Remuneration report on page 55 and in note 29 to the consolidated accounts on page 111.

Directors report of PLC
For the purposes of Section 234 of the Companies Act 1985, the Directors Report of Unilever PLC for the year ended 31 December 2002 comprises this page and the information contained in the Report of the Directors on pages 2 to 61, Dividends on page 147 and Principal group companies and fixed investments on pages 128 to 131.

Corporate Centre
Unilever PLC
PO Box 68 Unilever House
Blackfriars
London EC4P 4BQ

Unilever PLC Registered Office
Port Sunlight
Wirral
Merseyside CH62 4UJ

Unilever PLC Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

By Order of the Board

J A A van der Bijl
S G Williams

Joint Secretaries of Unilever PLC
4 March 2003

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

138	Control of Unilever

Share capital
NV’s issued share capital on 31 December 2002 was made up of:

•	€291 503 709 split into 571 575 900 ordinary shares of €0.51 each
•	€1 089 072 split into 2 400 ordinary shares numbered 1 to 2 400, known as special shares
•	€130 854 115 split into several classes of cumulative preference shares.

PLC’s issued share capital on 31 December 2002 was made up of:

•	£40 760 420 split into 2 911 458 580 ordinary shares of 1.4p each
•	£100 000 of deferred stock.

For NV share capital, the euro amounts quoted in this document are representations in euros on the basis of Article 67c of Book 2 of the Civil Code in the Netherlands, rounded to two decimal places, of underlying amounts in Dutch guilders, which have not been converted into euros in NV’s Articles of Association or in the Equalisation Agreement. Until conversion formally takes place by amendment of the Articles of Association, the entitlements to dividends and voting rights are based on the underlying Dutch guilder amounts.

Unity of management
In order to ensure unity of management, NV and PLC have the same directors. We achieve this through our nomination procedure. Only the holders of NV’s special shares can nominate candidates for election to the NV Board, and only the holders of PLC’s deferred stock can nominate candidates for election to the PLC Board. The current directors, who have agreed to act on the recommendations of the Nomination Committee, can ensure that both NV and PLC shareholders are presented with the same candidates for election as directors, because the joint holders of both the special shares and the deferred stock are NV Elma and United Holdings Limited, which are subsidiaries of NV and PLC.

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

Under the Equalisation Agreement NV and PLC adopt the same financial periods and accounting policies. Neither company can issue or reduce capital without the consent of the other. If one company had losses, or was unable to pay its preference dividends, we would make up the loss or shortfall out of:

•	the current profits of the other company (after it has paid its own preference shareholders)
•	then its own free reserves
•	then the free reserves of the other company.

If either company could not pay its ordinary dividends, we would follow the same procedure, except that the current profits of the other company would only be used after it had paid its own ordinary shareholders and if the directors thought it appropriate.

So far NV and PLC have always been able to pay their own dividends, so we have never had to follow this procedure. If we did, the payment from one company to the other would be subject to any United Kingdom and Netherlands tax and exchange control laws applicable at that time. The Equalisation Agreement also makes the position of the shareholders of both companies, as far as possible, the same as if they held shares in a single company. To make this possible we compare the ordinary share capital of the two companies in units: a unit made up of €5.445 nominal of NV’s ordinary capital carries the same weight as a unit made up of £1 nominal of PLC’s ordinary capital. For every unit (€5.445) you have of NV you have the same rights and benefits as the owner of a unit (£1) of PLC. NV’s ordinary shares currently each have a nominal value of €0.51, and PLC’s share capital is divided into ordinary shares of 1.4p each. This means that a €5.445 unit of NV is made up of 10.7 NV ordinary shares of €0.51 each and a £1 unit of PLC is made up of 71.4 PLC ordinary shares of 1.4p each. Consequently, one NV ordinary share equates to 6.67 ordinary shares of PLC.

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

Under the Equalisation Agreement (as amended in 1981) the two companies are permitted to pay different dividends in the following exceptional circumstances:

•	if the average annual sterling/euro exchange rate changed so substantially from one year to the next that to pay equal dividends at the current exchange rates, either NV or PLC would have to pay a dividend that was unreasonable (ie, substantially larger or smaller in its own currency than the dividend it paid in the previous year).

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Control of Unilever	139

Shareholder information

•	the governments of the Netherlands or the United Kingdom could in some circumstances place restrictions on the proportion of a company’s profits which can be paid out as dividends; this could mean that in order to pay equal dividends one company would have to pay out an amount which would breach the limitations in place at the time, or that the other company would have to pay a smaller dividend.

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

For NV the necessary approval is as follows:

•	at least one half of the total issued ordinary capital must be represented at an ordinary shareholders meeting, where the majority must vote in favour; and
•	(if they would be disadvantaged or the agreement is to be terminated), at least two thirds of the total issued preference share capital must be represented at a preference shareholders meeting, where at least three quarters must vote in favour.
For PLC, the necessary approval must be given by:
•	the holders of a majority of all issued shares voting at a general meeting; and
•	the holders of the ordinary shares, either by three quarters in writing, or by three quarters voting at a general meeting where the majority of the ordinary shares in issue are represented.

The Articles of NV establish that any payment under the Equalisation Agreement will be credited or debited to the profit and loss account for the financial year in question.

The PLC Articles state that the Board must carry out the Equalisation Agreement and that the provisions of the Articles are subject to it.

We are advised by Counsel that these provisions oblige the Boards to carry out the Equalisation Agreement, unless it is amended or terminated with the approval of the shareholders of both companies. If the Boards fail to enforce the agreement shareholders can compel them to do so under Netherlands and United Kingdom law.

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

•	(if you have registered shares) advise NV in writing that you intend to attend; or
•	(if you have bearer shares) deposit your share certificates at the place specified in the Notice.

You can vote in person or by proxy, and you can cast one vote for each €0.05 nominal amount you hold of NV preference shares, ordinary shares or New York registry shares. NV Elma and United Holdings Limited, the holders of the special shares, and other group companies of NV which hold preference or ordinary shares, are not permitted to vote, by law.

For information on the rights of Nedamtrust certificate holders see page 141.

To be able to vote by proxy at PLC General Meetings you must lodge your Form of Appointment of Proxy with PLC’s Registrars 48 hours before the meeting, either in paper or electronic format. You can cast one vote for each PLC ordinary 1.4p share you hold. United Holdings Limited, which owns half of the deferred stock, is not permitted to vote at General Meetings.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

140	Control of Unilever

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

According to NV’s Articles, shareholders who together represent at least 10% of the issued capital of NV can propose resolutions for inclusion in the agenda of any General Meeting. They can also requisition Extraordinary General Meetings to deal with specific resolutions. However, following the recommendations of the Committee of Corporate Governance, the board of directors has confirmed that shareholders may propose resolutions if:

•	they individually or together hold 1% of the issued capital; or
•	they hold shares or depository receipts worth at least € 226 890.

They must submit the request at least 60 days before the date of the General Meeting, and it will be honoured unless, in the opinion of the Board of Directors, it is against the interests of the company.

Under United Kingdom company law,

•	shareholders who together hold shares representing at least 5% of the total voting rights of PLC; or
•	at least 100 shareholders who hold on average £100 each in nominal value of PLC capital

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

The Articles of Association of NV and PLC do not require directors of NV, or full-time employed directors of PLC, to hold shares in NV or PLC. Directors of PLC who are not employed full-time by NV or PLC must hold either £1 000 in nominal value of PLC ordinary shares, or €5 445 in nominal value of NV ordinary shares. The remuneration arrangements applicable to directors as employees contain requirements for the holding and retention of shares (see Remuneration report on page 55).

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

Combined earnings per share
Because of the Equalisation Agreement and the other arrangements between NV and PLC we calculate combined earnings per share for NV and PLC (see note 7 on pages 79 and 80).

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

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Control of Unilever	141

Shareholder information

Leverhulme Trust
The first Viscount Leverhulme was the founder of the company which became PLC. When he died in 1925, he left in his will a large number of PLC shares in various trusts. The High Court of Justice in England varied these trusts in 1983, and established two independent charitable trusts:

•	the Leverhulme Trust, which awards grants for research and education, and
•	the Leverhulme Trade Charities Trust, for the benefit of members of trades which the first Viscount considered to have particular associations with the business.

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

The first Viscount wanted the trustees of the trusts he established to be directors of PLC. On 28 February 2003 the trustees of both the charitable trusts and the will trust were:

•	Sir Michael Angus – former Chairman of PLC
•	Sir Michael Perry – former Chairman of PLC
•	Mr N W A FitzGerald – Chairman of PLC
•	Dr J I W Anderson – former director
•	Dr A S Ganguly – former director

On 28 February 2003, in their capacity as trustees of the two charitable trusts, they held approximately 5.38% of PLC’s issued ordinary capital.

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

As part of its corporate objects Nedamtrust is able to:
•	issue depositary receipts;
•	carry out administration for the shares which underlie depositary receipts it has issued; and
•	exercise voting rights for these underlying shares.

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

If you hold Nedamtrust certificates you can attend or appoint a proxy at NV shareholders’ meetings. If you wish to vote at a meeting, on your request Nedamtrust will give you a power of attorney to vote. If you hold Nedamtrust certificates with a bank or broker in the Netherlands and have notified the Shareholders Communication Channel (see page 45), you will receive a proxy form enabling you to authorise and instruct Nedamtrust to vote at the NV shareholders’ meeting on your behalf. Nedamtrust is obliged to follow these instructions.

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

Hitherto the majority of votes cast by ordinary and preference shareholders at NV meetings have been cast by Nedamtrust.

Nedamtrust’s NV shareholding fluctuates daily–its holdings on 28 February 2003 were:

•	Ordinary shares of €0.51: 471 163 741 (82.43%)
•	7% Cumulative Preference Shares of €453.78: 9 820 (33.86%)
•	6% Cumulative Preference Shares of €453.78: 6 (0.00%)
•	4% Cumulative Preference Shares of €45.38: 23 (0.00%)

Material modifications to the rights of security holders
On 10 May 1999 the share capitals of NV and PLC were each consolidated (see notes to NV and PLC Dividends tables on page 147). Otherwise there have been no material modifications to the rights of security holders.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

142	Analysis of shareholding

Significant shareholders of NV
As far as we are aware the only holders of more than 5% of any class of NV shares (apart from Nedamtrust, see page 141) are Nationale Nederlanden N.V. and Aegon Levensverzekering N.V. The voting rights of such shareholders are the same as for other holders of the class of share indicated. Details of such holdings on 28 February 2003 are as follows:

Nationale Nederlanden N.V.

•	13 709 019 (2.40%) ordinary shares (€6 967 387)
•	20 670 (71.26%) 7% Cumulative Preference Shares (€9 377 595)
•	120 092 (74.56%) 6% Cumulative Preference Shares (€54 493 740)
•	504 440 (67.26%) 4% Cumulative Preference Shares (€22 890 489)
•	21 013 355 (9.94%) 5 euro cents Cumulative Preference Shares (€953 545)

Aegon Levensverzekering N.V.

•	458 560 (0.08%) ordinary shares (€233 056)
•	4 998 (17.23%) 7% Cumulative Preference Shares (€2 266 768)
•	29 540 (18.34%) 6% Cumulative Preference Shares (€13 404 668)
•	157 106 (20.95%) 4% Cumulative Preference Shares (€7 129 159)

Some of the above holdings are in the form of depositary receipts against NV shares issued by Nedamtrust (see page 141). There have been no material changes to the holdings of significant shareholders of NV during the three years up to and including 2002.

Significant shareholders of PLC
The following table gives details of shareholders who held more than 3% of PLC’s shares or deferred stock on 28 February 2003. The voting rights of such shareholders are the same as for other holders of the class of share indicated. We take this information from the register we hold under section 211 of the UK Companies Act 1985.

		Number of	Approximate
Title of class	Name of holder	shares held	% held

Deferred Stock	Naamlooze Vennootschap Elma	£50 000	50
	United Holdings Limited	£50 000	50
Ordinary shares	Trustees of the Leverhulme Trust and the
	Leverhulme Trade Charities Trust	156 815 034	5
	The Capital Group Companies, Inc.	145 115 954	4
	Fidelity Management and Research Company	87 795 464	3

The holding by The Capital Group Companies, Inc. is on behalf of affiliated investment management companies and that of Fidelity Management and Research Company is on behalf of FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries. These holdings were first notified to PLC in November 2000 and September 2002 respectively. In September 2002 Brandes Investment Partners, which had held 7% in 2000, 6% in 2001 and a reducing percentage during 2002, ceased to be a significant shareholder of PLC. In May 2000 the Prudential Corporation plc ceased to be a significant shareholder of PLC. Otherwise, there have been no changes to the holdings of significant shareholders of PLC during the three years up to and including 2002.

Analysis of PLC registered holdings
At 31 December 2002 PLC had 95 424 ordinary shareholdings.

The following table analyses the registered holdings of PLC’s 1.4p ordinary shares at 31 December 2002:

			Number		Total
Number of shares			of holdings	%	shares held	%

1	–	1 000	34 689	36.35	19 324 029	0.67
1 001	–	2 500	27 247	28.55	45 212 563	1.55
2 501	–	5 000	16 019	16.79	57 395 093	1.97
5 001	–	10 000	9 594	10.05	67 603 418	2.32
10 001	–	25 000	4 970	5.21	74 898 667	2.57
25 001	–	50 000	1 130	1.18	39 066 620	1.34
50 001	–	100 000	597	0.63	43 007 387	1.48
100 001	–	1 000 000	863	0.91	275 360 264	9.46
Over		1 000 000	315	0.33	2 289 590 539	78.64

			95 424	100.00	2 911 458 580	100.00

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Information about exchange controls	143
affecting security holders

Shareholder information

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

The NV ordinary shares are also listed on the stock exchanges in London, France, Germany and Switzerland. These shares were also listed in Belgium until 31 December 2002 and in Luxembourg until 24 January 2003.

At 28 February 2003 there were 7 963 registered holders of NV ordinary shares and 901 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 21% of NV’s ordinary shareholdings were in the United States (approximately 33% in 2001), based on the distribution of the 2002 interim dividend payments, whilst most holders of PLC ordinary shares are registered in the United Kingdom – approximately 99% in both 2002 and 2001.

The high and low trading prices for the separate stock exchange listings are shown in the tables on the following page.

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

If you are a shareholder of NV, you have an interest in a Netherlands legal entity, your dividends will be paid in euros (converted into US dollars if you have shares registered in the United States) and you will be subject to Netherlands tax. If you are a shareholder of PLC, your interest is in a United Kingdom legal entity, your dividends will be paid in sterling (converted into US dollars if you have American Depositary Receipts) and you will be subject to United Kingdom tax. Nevertheless, the Equalisation Agreement means that as a shareholder of either company you effectively have an interest in the whole of Unilever. You have largely equal rights over our combined net profit and capital reserves as shown in the consolidated accounts. (See Taxation for US residents on pages 145 and 146 and Equalisation Agreement on pages 138 and 139.)

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

144	Nature of the trading market

Share prices at 31 December 2002:
The share price of the ordinary shares at the end of the year was for NV €58.55 and $61.71 and for PLC 591p and $38.25.

Monthly high and low prices for the last six months of 2002:

	July	August	September	October	November	December

NV per €0.51 ordinary share in Amsterdam (in €)
High	67	62	62	65	64	59
Low	50	57	58	60	59	56

NV per €0.51 ordinary share in New York (in $)
High	66	61	60	64	65	62
Low	50	56	56	59	58	58

PLC per 1.4p ordinary share in London (in pence)
High	610	616	599	632	633	593
Low	473	555	568	578	573	562

PLC per American Share in New York (in $)
High	37	38	37	39	39	38
Low	30	34	35	36	36	35

Quarterly high and low prices for 2002 and 2001:
		2002	1st	2nd	3rd	4th

NV per €0.51 ordinary share in Amsterdam (in €)		High	68	72	67	65
		Low	62	63	50	56

NV per €0.51 ordinary share in New York (in $)		High	60	67	66	65
		Low	54	57	50	58

PLC per 1.4p ordinary share in London (in pence)		High	592	659	616	633
		Low	545	554	473	562

PLC per American Share in New York (in $)		High	35	39	38	39
		Low	32	32	30	35

		2001	1st	2nd	3rd	4th

NV per €0.51 ordinary share in Amsterdam (in €)		High	68	71	71	66
		Low	56	59	55	56

NV per €0.51 ordinary share in New York (in $)		High	65	60	63	58
		Low	50	52	52	50

PLC per 1.4p ordinary share in London (in pence)		High	574	605	610	573
		Low	478	497	480	485

PLC per American Share in New York (in $)		High	35	35	35	34
		Low	28	29	28	28

Annual high and low prices for 2000, 1999 and 1998:
				2000	1999	1998

NV per €0.51 ordinary share in Amsterdam (in € (a))		High		71	74	77
		Low		42	49	49

NV per €0.51 ordinary share in New York (in $)		High		64	88	89
		Low		40	50	59

PLC per 1.4p (1998: 1.25p) ordinary share in		High		584	695	702
London (in pence)		Low		335	401	457

PLC per American Share in New York (in $)		High		35	47	46
		Low		22	27	32

(a) Amounts previously reported in guilders have been restated and are now reported in euros using the fixed conversion rate of €1.00 = Fl. 2.20371 that became effective on 1 January 1999.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Taxation for US residents	145

Shareholder information

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

Netherlands

Taxation on dividends
Dividends of companies in the Netherlands are subject to dividend withholding tax of 25%. Where a shareholder is entitled to the benefits of the current Income Tax Convention (‘the Convention’) concluded on 18 December 1992 between the United States and the Netherlands, when dividends are paid by NV to:

•	a United States resident;
•	a corporation organised under the laws of the United States (or any territory of it) having no permanent establishment in the Netherlands of which such shares form a part of the business property;
•	or any other legal person subject to United States Federal income tax with respect to its worldwide income, having no permanent establishment in the Netherlands of which such shares form a part of the business property;

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

Where a United States resident or corporation has a permanent establishment in the Netherlands, which has shares in NV forming part of its business property, dividends it receives on those shares are included in that establishment’s profit. They are subject to the Netherlands income tax or corporation tax, as appropriate, and the Netherlands tax on dividends will generally be applied at the full rate of 25%. This tax will be treated as foreign income tax eligible for credit against the shareholder’s United States income taxes.

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

Under the Convention, qualifying United States organisations that are generally exempt from United States taxes and that are constituted and operated exclusively to administer or provide pension, retirement or other employee benefits may be exempt at source from withholding tax on dividends received from a Netherlands corporation. An agreement published by the US Internal Revenue Service on 20 April 2000 in release IR-INT-2000-9 between the United States and the Netherlands tax authorities describes the eligibility of these US organisations for benefits under the Convention.

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

Taxation on capital gains
Under the Convention, if you are a United States resident or corporation and you have capital gains on the sale of shares of a Netherlands company, these are generally not subject to taxation by the Netherlands. An exception to this rule generally applies if you have a permanent establishment in the Netherlands and the capital gain is derived from the sale of shares which form part of that permanent establishment’s business property.

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

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

146	Taxation for US residents

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

Taxation on capital gains
Under United Kingdom law, when you sell shares you may be liable to pay capital gains tax. However, if you are either:

•	an individual who is neither resident nor ordinarily resident in the United Kingdom; or
•	a company which is not resident in the United Kingdom;

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

Inheritance tax
Under the current estate and gift tax convention between the United States and the United Kingdom, ordinary shares held by an individual shareholder who is:

•	domiciled for the purposes of the convention in the United States; and
•	is not for the purposes of the convention a national of the United Kingdom;

will not be subject to United Kingdom inheritance tax on:

•	the individual’s death; or
•	on a gift of the shares during the individual’s lifetime.

The exception is if the shares are part of the business property of a permanent establishment of the individual in the United Kingdom or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the United Kingdom.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Dividends	147

Shareholder information

Our interim ordinary dividends are normally announced in November and paid in December. Final ordinary dividends are normally proposed in February and, if approved by shareholders at the Annual General Meetings, paid in May or June.

The following tables show the dividends paid by NV and PLC for the last five years. NV dividends are per €0.51 (1998: Fl. 1) ordinary share and PLC dividends are per 1.4p (1998: 1.25p) ordinary share and per depositary receipt of 5.6p (1998: 5p). Dividends for NV have been translated into US dollars at the exchange rates prevailing on the dates of declaration. Dividends for PLC up to and including the interim dividend for 2001 have been translated into US dollars at the exchange rates prevailing on the date of payment of the sterling dividends. Following a change in practice, starting with the final dividend for 2001, PLC dividends have been translated into US dollars at the rate prevailing on the date of declaration of the dividend.

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

The dividend timetable for 2003 is shown on page 150.

NV Dividends
	2002	2001	2000	1999	1998

Interim dividend per €0.51 (1998: Fl. 1)	€0.55	€0.50	€0.48	Fl. 0.88	Fl. 0.81
Exchange rate Fl. to $				2.1173	1.8717
Exchange rate € to $	0.9820	0.9097	0.8646
Interim dividend per €0.51 (1998: Fl. 1) (US registry)	$0.540100	$0.454850	$0.415008	$0.415624	$0.432762

Normal final dividend per €0.51 (1998: Fl. 1)	€1.15	€1.06	€0.95	Fl. 1.91	Fl. 1.70
Special final dividend per Fl. 1					Fl. 14.50

Final exchange rate Fl. to $				2.4725	2.0861
Final exchange rate € to $	1.0735	0.9088	0.8827

Normal final dividend per €0.51 (1998: Fl. 1) (US registry)	$1.234525	$0.963328	$0.838565	$0.772497	$0.814918
Special final dividend per Fl. 1 (US registry)					$6.950769

Note 1: For the purposes of illustration, the US dollar dividends shown above are those paid on the €0.51 (1998: Fl. 1) ordinary shares of NV registered in New York. The above exchange rates were those ruling on the dates of declaration of the dividend.

Note 2: The final euro dividend for 2002 is payable on 9 June 2003. The dollar dividend will be calculated with reference to the exchange rates prevailing on 7 May 2003.

Note 3: On 10 May 1999 the share capital was consolidated on the basis of 100 new ordinary shares with a nominal value of Fl. 1.12 (now €0.51) for every 112 existing ordinary shares with a nominal value of Fl. 1.

PLC Dividends
	2002	2001	2000	1999	1998

Interim dividend per 1.4p (1998: 1.25p)	5.21p	4.65p	4.40p	3.93p	2.95p
Exchange rate $ to £1	1.5580	1.4527	1.4622	1.6002	1.6745
Interim dividend per 5.6p (1998: 5p)	$0.3247	$0.2702	$0.2573	$0.2515	$0.1976

Normal final dividend per 1.4p (1998: 1.25p)	10.83p	9.89p	8.67p	8.57p	7.75p
Special final dividend per 1.25p					66.13p

Normal final exchange rate $ to £1	1.6173	1.4591	1.4355	1.4732	1.5921
Special final exchange rate $ to £1					1.5984

Normal final dividend per 5.6p (1998: 5p)	$0.7006	$0.5772	$0.4978	$0.5050	$0.4935
Special final dividend per 5p					$4.2280

Note 1: If you are a United States resident and received dividends before 6 April 1999, under the Anglo-United States taxation treaty, you received an amount equal to the total of the declared dividend, plus the United Kingdom tax credit less withholding tax. If you are a United States resident and received dividends after 5 April 1999, you simply received the declared dividend; see Taxation for US residents on pages 145 and 146.

Note 2: The final sterling dividend for 2002 is payable on 9 June 2003. The dollar dividend will be calculated with reference to the exchange rates prevailing on 7 May 2003.

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

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

148	Cross reference to Form 20-F

PART I

1	Identity of directors, senior management
	and advisers	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
3A	Selected financial data	97, 113-117, 147
3B	Capitalization and indebtedness	n/a
3C	Reasons for the offer and use of proceeds	n/a
3D	Risk factors	39-40

4	Information on the company
4A	History and development of the company	2, 16-17, 37, 42, 102, 148, 150
4B	Business overview	9-14, 18-34, 39
4C	Organisational structure	42, 128-131
4D	Property, plants and equipment	14

5	Operating and financial review and prospects
5A	Operating results	15-39
5B	Liquidity and capital resources	37-38, 63
5C	Research and development, patents and licences, etc.	10, 13-14
5D	Trend information	5-6, 15-34

6	Directors, senior management and employees
6A	Directors and senior management	42, 46-48
6B	Compensation	49-60, 87-93
6C	Board practices	42-44, 46-48, 54
6D	Employees	13
6E	Share ownership	55-60, 103-111

7	Major shareholders and related party transactions
7A	Major shareholders	141-142
7B	Related party transactions	13
7C	Interests of experts and counsel	n/a

8	Financial information
8A	Consolidated statements and other financial information	14, 69-112, 134, 147
8B	Significant changes	41

9	The offer and listing
9A	Offer and listing details	144
9B	Plan of distribution	n/a
9C	Markets	2, 143
9D	Selling shareholders	n/a
9E	Dilution	n/a
9F	Expenses of the issue	n/a

10	Additional information
10A	Share capital	n/a
10B	Memorandum and articles of association	Inside front cover, 42, 97, 134, 138-140
10C	Material contracts	138-139
10D	Exchange controls	143
10E	Taxation	145-146
10F	Dividends and paying agents	n/a
10G	Statement by experts	n/a
10H	Documents on display	122
10I	Subsidiary information	n/a

11	Quantitative and qualitative disclosures about market risk	38-39

12	Description of securities other than equity securities	n/a

PART II

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	141

15	Disclosure control and procedures	63

16	Reserved

PART III

17	Financial statements	n/a

18	Financial statements	65-137

19	Exhibits	*

* Filed with the United States Securities and Exchange Commission.

Unilever’s agent in the United States is Mr R Soiefer, Vice-President, Secretary and General Counsel, Unilever United States, Inc., 390 Park Avenue, New York, NY 10022-4698.

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Glossary	149

Shareholder information

The following is intended to provide a general guide, particularly for United States readers, as to the meanings of various terms which may be used in this report. Please refer also to page 115 for definitions of specific accounting measures as they are applied by Unilever.

Term used in this report	US equivalent or brief description

Accounts	Financial statements

Associate	A business which is not a subsidiary or a joint venture, but in which the Group has a shareholding and exercises significant influence

Called up share capital	Ordinary shares, issued and fully paid

Creditors	Accounts payable/Payables

Creditors: amounts due after more than one year	Long-term accounts payable

Creditors: amounts due within one year	Current accounts payable

Debtors	Accounts receivable/Receivables

Finance lease	Capital lease

Freehold	Ownership with absolute rights in perpetuity

Gearing	Leverage

Group, or consolidated accounts	Consolidated financial statements

Interest payable	Interest expense

Interest receivable	Interest income

Joint venture	A business which is jointly controlled by the Group and one or more external partners

Nominal value	Par value

Operating profit	Net operating income

Profit	Income (or earnings)

Profit and loss account	Income statement

Profit attributable to ordinary shareholders	Net income attributable to ordinary shareholders

Profit retained	Retained earnings

Provisions	Long-term liabilities other than debt and specific accounts payable

Reconciliation of movements in shareholders’ funds	Statement of changes in stockholders’ equity

Reserves	Stockholders’ equity other than paid-up capital

Share capital	Capital stock or common stock

Share option	Stock option

Share premium account	Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus

Shareholders’ funds	Stockholders’ equity

Shares in issue	Shares outstanding

Statement of total recognised gains and losses	Comprehensive income

Stocks	Inventories

Tangible fixed assets	Property, plant and equipment

Turnover	Sales revenues

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

150	Financial calendar and addresses

Annual General Meetings

NV		10:30 am Wednesday 7 May 2003 Rotterdam

PLC		11:00 am Wednesday 7 May 2003 London

Announcements of results

First Quarter First Half Year	2 May 2003 30 July 2003	Third Quarter Final for Year (provisional)	29 October 2003 12 February 2004

Dividends on ordinary capital

Final for 2002 – announced 13 February 2003 and to be declared 7 May 2003
		Ex-dividend date	Record date	Payment date

NV		9 May 2003	8 May 2003	9 June 2003
PLC		14 May 2003	16 May 2003	9 June 2003
NV – New York Shares		14 May 2003	16 May 2003	9 June 2003
PLC – ADRs		14 May 2003	16 May 2003	9 June 2003

Interim for 2003 – to be announced 29 October 2003
		Ex-dividend date	Record date	Payment date

NV		30 October 2003	29 October 2003	1 December 2003
PLC		5 November 2003	7 November 2003	1 December 2003
NV – New York Shares		5 November 2003	7 November 2003	1 December 2003
PLC – ADRs		5 November 2003	7 November 2003	1 December 2003

Preferential dividends

NV

4% Cumulative Preference	Paid 1 January
6% Cumulative Preference	Paid 1 October
7% Cumulative Preference	Paid 1 October
€0.05 Cumulative Preference	Paid 9 June and 9 December

Contact details
Rotterdam		London		New York

Unilever N.V.		Unilever PLC		Unilever United States, Inc.
Corporate Relations Department		Corporate Relations Department		Corporate Relations Department
Weena 455, PO Box 760		PO Box 68, Unilever House		390 Park Avenue, New York
3000 DK Rotterdam		Blackfriars, London EC4P 4BQ		NY 10022-4698

Telephone	+31 (0)10 217 4000	Telephone	+44 (0)20 7822 5252	Telephone	+ 1 212 906 4240
Telefax	+31 (0)10 217 4798	Telefax	+44 (0)20 7822 6907	Telefax	+ 1 212 906 4666
e-mail:		e-mail:		e-mail:
corporate.relations-rotterdam		corporate.relations-london		corporate.relations-newyork
@unilever.com		@unilever.com		@unilever.com

Unilever Annual Report & Accounts and Form 20-F 2002

Back to Contents

Website	Share registration	151

Shareholder information

Shareholders are encouraged to visit our website www.unilever.com, which has a wealth of information about the Unilever Group.

There is a section designed specifically for investors at www.unilever.com/investorcentre. It includes detailed coverage of the Unilever share price, our quarterly and annual results, performance charts, financial news and analyst communications. It also includes transcripts of our investor relations speeches and copies of Unilever results presentations.

You can also view this year’s and prior years’ Annual Review and Annual Report & Accounts and Form 20-F documents at www.unilever.com/investorcentre/financialreports.

PLC shareholders can elect not to receive paper copies of the Annual Review, the Annual Report & Accounts and Form 20-F, and other shareholder documents by registering at www.shareview.co.uk if they prefer to view these on our website.

Netherlands
N.V. Algemeen Nederlands Trustkantoor ANT PO Box 11063 1001 GB Amsterdam

Telephone Telefax e-mail:	+31 (0)20 522 2555 +31 (0)20 522 2500 registers@ant-trust.nl

UK
Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA

Telephone Telefax Website	+44 (0)870 600 3977 +44 (0)870 600 3980 www.lloydstsb-registrars.co.uk

USA
JPMorgan Service Centre PO Box 43013 Providence RI 02940-3013

Telephone Telefax Website	+ 1 781 575 4328 + 1 781 575 4082 www.adr.com

Publications

Copies of the following publications can be obtained without charge from Unilever’s Corporate Relations Departments.

Unilever Annual Review 2002
Including Summary Financial Statement. Available in English or Dutch, with financial information in euros, sterling and US dollars.

Unilever Annual Report & Accounts and
Form 20-F 2002
Available in English or Dutch, with figures in euros. It includes the Form 20-F that is filed with the United States Securities and Exchange Commission.

Quarterly Results Announcements
Available in English or Dutch, with figures in euros; supplements in English, with sterling or US dollar figures, are available.

Unilever Annual Report & Accounts and Form 20-F 2002

Unilever N.V.	Unilever PLC
Weena 455, PO Box 760	PO Box 68, Unilever House
3000 DK Rotterdam	Blackfriars, London EC4P 4BQ
T +31 (0) 10 217 4000	T +44 (0)20 7822 5252
F +31 (0) 10 217 4798	F +44 (0)20 7822 5951

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever N.V.

(Registrant)

/s/ J A A van der Bijl

(Signature) J A A van der Bijl, Joint Secretary

Date: 27 March 2003

Back to Contents

Section 302 Certification

CERTIFICATIONS

Each of the undersigned officers of the Company certify that:

1. I have reviewed this annual report on Form 20-F of Unilever N.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this annual report;

4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- 14 and 15d-14) for the issuer and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
(b) evaluated the effectiveness of the issuer’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The issuer’s other certifying officers and I have disclosed, based on our most recent evaluation, to the issuer’s auditors and the audit committee of issuer’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the issuer’s ability to record, process, summarize and report financial data and have identified for the issuer’s auditors any material weaknesses in internal controls; and
(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal controls; and

6. The issuer’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 27 March 2003

Back to Contents

/s/ Antony Burgmans

Antony Burgmans Chairman and Joint Chief Executive

/s/ Niall William Arthur FitzGerald

Niall William Arthur FitzGerald KBE Vice-Chairman and Joint Chief Executive

/s/ Rudolph Harold Peter Markham

Rudolph Harold Peter Markham Financial Director/Chief Financial Officer

/s/ Alan Clive Butler

Alan Clive Butler Corporate Development Director

/s/ Patrick Jean-Pierre Cescau

Patrick Jean-Pierre Cescau Foods Director

/s/ Keki Bomi Dadiseth

Keki Bomi Dadiseth Home and Pesonal Care Director

/s/ André René baron van Heemstra

André René baron van Heemstra Personnel Director

/s/ Charles Bernhard Strauss

Charles Bernhard Strauss Director/Chairman North America Committee

Back to Contents

Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1	Memorandum and Articles of Association of Unilever N.V., as amended[1]
2.1	Indenture dated as of August 1, 2000, among Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever United States, Inc. and The Bank of New York, as Trustee, relating to Guaranteed Debt Securities[2]
2.2	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities[3]
4.1	Equalisation Agreement between Unilever N.V. and Unilever PLC
4.2	Service Contracts of the Directors of Unilever N.V.[4]
4.3	Letters regarding compensation of Directors of Unilever N.V.
4.4	Unilever North America 2002 Omnibus Equity Compensation Plan[5]
4.5	The Unilever N.V. International 1997 Executive Share Option Scheme[6]
4.6	The Unilever Long Term Incentive Plan[7]
7.1	Computation of Ratio of Earnings to Fixed Charges, Net Interest Cover and Net Interest Cover Based on EBITDA (Before Exceptional Items)[8]
8.1	List of Subsidiaries[9]
10.1	Consent of PriceWaterhouseCoopers N.V. and PriceWaterhouseCoopers LLP

Certain instruments which define rights of holders of long-term debt of the Company and its subsidiaries are not being filed because the total amount of securities authorized under each such instrument does not exceed 10% of the total consolidated assets of the Company and its subsidiaries. The Company and its subsidiaries hereby agree to furnish a copy of each such instrument to the Securities and Exchange Commission upon request.

1	Incorporated by reference to the Form 6-K furnished to the SEC on June 15, 2001.
2	Incorporated by reference to the Form 6-K furnished to the SEC on October 23, 2000.
3	Incorporated by reference to Exhibit 2.2 of Form 20-F filed with the SEC on March 28, 2002.
4	Incorporated by reference to Exhibit 4.2 of Form 20-F filed with the SEC on March 28, 2002.
5	Incorporated by reference to Exhibit 99.1 of Form S-8 filed with the SEC on February 27, 2003.
6	Incorporated by reference to Exhibit 4.5 of Form 20-F filed with the SEC on March 28, 2002.
7	Incorporated by reference to Exhibit 4.7 of Form 20-F filed with the SEC on March 28, 2002.
8	The required information is set forth on page 115 of the Annual Report & Accounts and Form 20-F.
9	The required information is set forth on pages 128-131 of the Annual Report & Accounts and Form 20-F.