Form 20-F
period 2003-12-31
UNILEVER N V
filed 2004-03-26
CIK 110390

As filed with the Securities and Exchange Commission on March 26, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 DECEMBER 2003
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

* For Unilever N.V. share capital, the euro amounts shown above and in the Unilever Annual Report & Accounts 2003 and Form 20-F and other official documents are representations in euros on the basis of Article 67c of Book 2 of the Civil Code in the Netherlands, rounded to two decimal places, of underlying share capital in Dutch guilders, which have not been converted into euros in Unilever N.V.’s Articles of Association. Until conversion formally takes place by amendment of the Articles of Association the entitlements to dividends and voting rights are based on the underlying Dutch guilder amounts.

2003	Unilever Annual Report & Accounts and Form 20–F

Back to Contents

Our corporate purpose
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

This is Unilever’s road to sustainable, profitable growth for our business and long-term value creation for our shareholders and employees.

Back to Contents

Unilever Annual Report & Accounts and Form 20-F 2003	01

Back to Contents

General information

The Unilever Group
Unilever N.V. (NV) is a public limited company registered in the Netherlands, which has listings of shares or certificates (depositary receipts) of NV on the stock exchanges in Amsterdam, New York, Frankfurt and Zürich.

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

Publications
This publication is produced in both Dutch and English and comprises the full Annual Report and Accounts for 2003 of NV and PLC. This document complies with the Netherlands and the United Kingdom regulations. It also forms the basis of the NV and PLC Annual Reports on Form 20-F to the Securities and Exchange Commission in the United States for the year ended 31 December 2003, and cross references to Form 20-F are set out on page 162. It is made available to all shareholders who request or elect to receive it, and on the website at www.unilever.com/investorcentre.

The separate publication, ‘Unilever Annual Review 2003’, containing a Summary Financial Statement with figures expressed in euros, with translations into pounds sterling and US dollars, is also published in Dutch and English. It is a short form document that is prepared in accordance with the United Kingdom regulations for Summary Financial Statements. The Unilever Annual Review 2003 is mailed to all registered shareholders and to other shareholders who are either entitled or have asked to receive it, and is also made available on the website at www.unilever.com/investorcentre.

Reporting currency and exchange rates
Details of key exchange rates used in preparation of these accounts are given on page 130, together with Noon Buying Rates in New York for the equivalent dates.

Basis of Discussion and Analysis
In parts of this document, notably the Chairmen’s statement on pages 7 and 8 and the review of operations by region and category on pages 21 to 44, discussion of performance is based on constant rates of exchange. This removes the impact of currency movements and more clearly portrays the underlying performance of the operations themselves. The constant rate used is the annual average rate for the prior year. For each two-year period, the year-on-year trends in euros are the same as those which would arise if the results were shown in sterling or US dollars at constant exchange rates.

Wherever used in this document, the abbreviation BEIA refers to profit measures before exceptional items and amortisation of goodwill and intangible assets. Unilever believes that reporting profit measures before exceptional items and amortisation of goodwill and intangible assets (BEIA) provides valuable additional information on underlying earnings trends to shareholders. The term BEIA is not a defined term under Netherlands, UK, or US Generally Accepted Accounting Principles (GAAP), and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for or superior to GAAP measurements of profit.

Operating profit BEIA is a key metric used by management and investors to measure the progress of Unilever’s Path to Growth strategy which commenced in 1999 and will conclude at the end of 2004. At the beginning of the Path to Growth, Unilever communicated to investors its targets for the programme, including a target based on earnings measured on a BEIA basis. Unilever’s internal performance targets and management information are also measured on a BEIA basis. As such, Unilever believes that the communication and explanation of measures BEIA is essential in order for readers of Unilever’s financial statements to understand fully the performance of Unilever and progress towards Path to Growth targets.

02	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

General information

In our reporting, Turnover comprises Group turnover plus the Group share of turnover of joint ventures, net of the Group share of any sales to the joint ventures already included in the Group figures, but does not include our share of the turnover of associates. Operating profit comprises Group operating profit plus our share of operating profit of joint ventures. This measure does not include our share of the operating profit of associates. References to turnover growth include the effects of acquisitions and disposals. Underlying sales growth reflects the change in revenue excluding the effects of acquisitions and disposals. We believe this measure provides valuable additional information on the underlying performance of the business.

Leading brand growth is a subset of underlying sales growth and measures the change in revenue arising from our leading brands. Leading brand growth is a key metric used to measure the progress of the Path to Growth programme.

Return on invested capital is profit after tax but excluding net interest on net borrowings (excluding joint ventures and associates interest) and amortisation of goodwill and intangible assets (excluding joint ventures and associates amortisation) both net of tax, divided by average invested capital for the year. Invested capital is the sum of tangible fixed assets and fixed investments, working capital (stocks, debtors and trade and other creditors due within one year), goodwill and intangible assets at gross book value and cumulative goodwill written off directly to reserves under an earlier accounting policy.

Ungeared free cash flow is defined as cash flow from group operating activities, less capital expenditure and financial investment and less a tax charge adjusted to reflect an ungeared position.

Tables reconciling certain of these measures to the statutory measures included in the Financial Statements are shown on page 4 and 5 and throughout the section entitled ‘Operating review’ on pages 21 to 44.

€
is used in this report to denote amounts in euros.
£
and p are used in this report to denote amounts in pounds sterling and pence respectively.

Fl. is used in this report to denote amounts in Dutch guilders.

$ is used in this report to denote amounts in United States dollars, except where specifically stated otherwise.

The brand names shown in italics in this report are trademarks owned by or licensed to companies within the Unilever Group.

Cautionary statement
This Annual Report & Accounts and Form 20-F may contain ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’ and other similar expressions of future performance or results are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. Because of the risks and uncertainties that always exist in any operating environment or business, the Group cannot give any assurance that the expectations expressed in these statements will prove correct. Actual results may differ materially from those included in these statements due to a variety of factors, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, and political, economic and social conditions in the geographic markets where the Group operates. The Group undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, and you are cautioned not to place undue reliance on these forward-looking statements.

Risks and uncertainties that could cause actual results to vary from those described in our forward-looking statements include those given under the sections entitled ‘About Unilever’ on pages 9 to 14, ‘Financial review’ on pages 15 to 20, ‘Operating review’ on pages 21 to 44, and ‘Risk management’ on pages 45 and 46, to which you should refer.

Unilever Annual Report & Accounts and Form 20-F 2003	03

Back to Contents

Key performance measures
(including reconciliation to GAAP measures)

Amounts reported in 2002 and 2001 have been restated following changes in our accounting policy for pensions and other post-employment benefits and in our accounting policy for share-based payments. See note 17 on page 99 and note 29 on page 116.

Key performance measures 2003 compared with 2002
	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

				Restated

Group turnover	47 421	(4 728)	42 693	48 270	(12)%	(2)%
Group operating profit	6 014	(531)	5 483	5 007	10%	20%

Turnover	47 700	(4 758)	42 942	48 760	(12)%	(2)%

Operating profit BEIA	7 501	(729)	6 772	7 054	(4)%	6%
Exceptional items	(137)	37	(100)	(702)
Amortisation – goodwill and intangible assets	(1 298)	155	(1 143)	(1 261)

Operating profit	6 066	(537)	5 529	5 091	9%	19%

Operating margin	12.7%		12.9%	10.4%
Operating margin BEIA	15.7%		15.8%	14.5%

Interest and other finance income/(cost)	(1 213)	200	(1 013)	(1 065)
Taxation	(1 656)	129	(1 527)	(1 605)

Net profit BEIA	4 277	(354)	3 923	3 902	1%	10%
Exceptional items in net profit	(96)	29	(67)	(550)
Amortisation – goodwill and intangible assets net of tax	(1 239)	145	(1 094)	(1 216)

Net profit	2 942	(180)	2 762	2 136	29%	38%

EPS – per €0.51 ordinary NV share (euros)	3.01	(0.19)	2.82	2.14	32%	40%
EPS – per 1.4p ordinary PLC share (euro cents)	45.12	(2.79)	42.33	32.16	32%	40%
EPS BEIA – per €0.51 ordinary NV share (euros)	4.39	(0.37)	4.02	3.95	2%	11%
EPS BEIA – per 1.4p ordinary PLC share (euro cents)	65.79	(5.48)	60.31	59.27	2%	11%

Key performance measures 2002 compared with 2001
	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2002 at	rate	2002 at	2001 at	actual	constant
	2001 rates	effects	2002 rates	2001 rates	current rates	2001 rates

	Restated		Restated	Restated

Group turnover	51 499	(3 229)	48 270	51 514	(6)%	0%
Group operating profit	5 314	(307)	5 007	4 946	1%	7%

Turnover	52 020	(3 260)	48 760	52 206	(7)%	0%

Operating profit BEIA	7 533	(479)	7 054	7 032	0%	7%
Exceptional items	(767)	65	(702)	(579)
Amortisation – goodwill and intangible assets	(1 364)	103	(1 261)	(1 423)

Operating profit	5 402	(311)	5 091	5 030	1%	7%

Operating margin	10.4%		10.4%	9.6%
Operating margin BEIA	14.5%		14.5%	13.5%

Interest and other finance income/(cost)	(1 180)	115	(1 065)	(1 604)
Taxation	(1 693)	88	(1 605)	(1 519)

Net profit BEIA	4 133	(231)	3 902	3 380	15%	22%
Exceptional items in net profit	(593)	43	(550)	(329)
Amortisation – goodwill and intangible assets net of tax	(1 316)	100	(1 216)	(1 371)

Net profit	2 224	(88)	2 136	1 680	27%	32%

EPS – per €0.51 ordinary NV share (euros)	2.23	(0.09)	2.14	1.66	29%	35%
EPS – per 1.4p ordinary PLC share (euro cents)	33.51	(1.35)	32.16	24.86	29%	35%
EPS BEIA – per €0.51 ordinary NV share (euros)	4.19	(0.24)	3.95	3.39	17%	24%
EPS BEIA – per 1.4p ordinary PLC share (euro cents)	62.81	(3.54)	59.27	50.80	17%	24%

The tables above present financial information at both constant and current exchange rates. The basis of calculating performance at constant rates is explained on page 2.

04	Unilever Annual Report & Accounts and Form 20-F 2003

<<<

Back to Contents

Key performance measures
(including reconciliation to GAAP measures)

Turnover and underlying sales growth
(at constant exchange rates)
	2003	2002
	vs 2002	vs 2001

Underlying sales growth (%)	1.5	4.2
Effect of acquisitions (%)	0.6	0.3
Effect of disposals (%)	(4.3)	(4.8)
Turnover growth (%)	(2.2)	(0.4)

Return on invested capital
Return on invested capital is profit after tax but excluding net interest on net borrowings (excluding joint ventures and associates interest) and amortisation of goodwill and intangible assets (excluding joint ventures and associates amortisation) both net of tax, divided by average invested capital for the year. Invested capital is the sum of tangible fixed assets and fixed investments, working capital (stocks, debtors and trade and other creditors due within one year), goodwill and intangible assets at gross book value and cumulative goodwill written off directly to reserves under an earlier accounting policy.

	€ million	€ million
	2003	2002

Restated
Profit on ordinary activities after taxation	3 011	2 448
Add back interest expense (excluding joint ventures and associates) net of tax	569	753
Add back amortisation of goodwill and intangible assets (excluding joint ventures and associates) net of tax	1 086	1 197

Profit after tax, before interest and amortisation of goodwill and intangible assets	4 666	4 398

Year end positions for invested capital:
Tangible fixed assets and fixed investments	6 854	8 115
Stocks	4 175	4 500
Debtors	5 881	6 571
Trade and other creditors due within one year	(9 640)	(11 018)
Goodwill and intangible assets at gross book value	21 202	22 948

Total	28 472	31 116

Add back cumulative goodwill written off directly to reserves	7 262	7 397

Year end invested capital	35 734	38 513

Average invested capital for the year	37 377	44 735

Return on average invested capital %	12.5%	9.8%

Ungeared free cash flow
Ungeared free cash flow is cash flow from group operating activities, less capital expenditure and financial investment and less a tax charge adjusted to reflect an ungeared position, all expressed at current exchange rates.

	€ million	€ million	€ million	€ million	€ million	€ million
	2003	2003	2002	2002	2001	2001

Cash flow from group operating activities		6 780		7 883		7 497
Less capital expenditure and financial investment		(1 024)		(1 706)		(1 358)
Less tax charge adjusted to reflect an ungeared position:
Taxation on profit on ordinary activities	(1 527)		(1 605)		(1 519)
Tax relief on interest and other finance income/(cost)
– pensions and similar obligations	(290)	(1 817)	(362)	(1 967)	(545)	(2 064)

Ungeared free cash flow		3 939		4 210		4 075

Return on invested capital and ungeared free cash flow are presented as we believe that these ratios are the best indicators of our approach to value creation.

Unilever Annual Report & Accounts and Form 20-F 2003	05

<<<

Back to Contents

Financial highlights
at current rates of exchange

Combined earnings per share and dividends per share(a)
	Ordinary €0.51 shares of NV (b)			Ordinary 1.4p shares of PLC
	2003	2002	2001	2003		2002		2001

Basic earnings per share (euros)	€2.82	€2.14	€1.66	€0.42		€0.32		€0.25
Effect of exceptional items net of tax	€0.07	€0.56	€0.34	€0.01		€0.08		€0.05
Effect of amortisation of goodwill and intangible assets net of tax	€1.13	€1.25	€1.39	€0.17		€0.19		€0.21
Basic earnings per share BEIA (euros)	€4.02	€3.95	€3.39	€0.60		€0.59		€0.51

Basic earnings per share (pence)				29.26	p	20.19	p	15.46	p
Effect of exceptional items net of tax				0.73	p	5.31	p	3.13	p
Effect of amortisation of goodwill and intangible assets net of tax				11.70	p	11.72	p	13.01	p
Basic earnings per share BEIA (pence)				41.69	p	37.22	p	31.60	p

Diluted earnings per share (euros)	€2.74	€2.08	€1.61	€0.41		€0.31		€0.24
Diluted earnings per share (pence)				28.40	p	19.59	p	15.05	p

Dividend per share (euros)	€1.74	€1.70	€1.56
Dividend per share (pence)				18.08	p	16.04	p	14.54	p

Combined earnings per share and dividends per share for shares traded on the New York Stock Exchange (on a UK GAAP basis) in US dollars(a)

	New York €0.51 shares of NV(b)			5.6p American Depositary Receipts of PLC
	2003	2002	2001	2003	2002	2001

Basic earnings per share	$3.18	$2.02	$1.48	$1.91	$1.21	$0.89
Effect of exceptional items net of tax	$0.08	$0.53	$0.30	$0.05	$0.32	$0.18
Effect of amortisation of goodwill and intangible assets net of tax	$1.27	$1.16	$1.25	$0.76	$0.70	$0.75
Basic earnings per share BEIA	$4.53	$3.71	$3.03	$2.72	$2.23	$1.82

Diluted earnings per share	$3.08	$1.96	$1.44	$1.85	$1.17	$0.87

Dividend per share(c)(d)	$2.15	$1.85	$1.42	$1.31	$1.02	$0.85

(a)	Operating profit, operating profit BEIA and all earnings per share measures for 2001 and 2002 have been restated following changes in our accounting policy for pensions and other post-employment benefits and in our accounting policy for share-based payments. See note 17 on page 99 and note 29 on page 116.
(b)	For NV share capital, the euro amounts shown above and elsewhere in this document are representations in euros on the basis of Article 67c of Book 2 of the Civil Code in the Netherlands, rounded to two decimal places, of underlying share capital in Dutch guilders, which have not been converted into euros in NV’s Articles of Association. Until conversion formally takes place by amendment of the Articles of Association, the entitlements to dividends and voting rights are based on the underlying Dutch guilder amounts.
(c)	Rounded to two decimal places.
(d)	Actual dividends payable for 2003 on NV New York shares and American Depositary Receipts of PLC may differ from those shown above, which include final dividend values calculated using the rates of exchange ruling on 11 February 2004 (€1.00 = $1.2668, £1.00 = $1.8703).

06	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Chairmen’s statement

Our mission is to add vitality to life. We meet everyday needs for nutrition, hygiene, and personal care with brands that help people feel good, look good and get more out of life.

2003 in context
In a difficult year, we are pleased to have achieved 11% growth in earnings per share (BEIA). We have now met or exceeded our target of low double-digit earnings per share growth in every year of the Path to Growth programme and this year’s performance places our three-year Total Shareholder Return (TSR) in the top third of our peer group. We fully intend to continue this performance as we enter the final year of Path to Growth.

Leading brands grew by 2.5%, and operating margin (BEIA) rose to a record 15.7%, a gain of 1.2% over 2002. Naturally, we are disappointed with revenue growth, but the shortfall against our top-line growth target is mainly due to specific issues in a small number of businesses and a slow start to the year in North America caused by sharp de-stocking in the retail trade. In Europe consumer confidence dropped to levels not seen in recent years.

Nevertheless, we have continued to increase investment in our brands and have maintained our market position. Once again, we have been extraordinarily well served by skilled and dedicated people in all parts of the business and we extend our thanks to them on behalf of all shareholders.

A review of Path to Growth
Path to Growth was designed to simplify the business and release resources to be put behind fewer, bigger brands. It is all too easy to lose sight of what we have achieved. By the close of 2004, with one exception, we intend to have met or substantially exceeded the very challenging milestones we set the business.

The rationalisation of our manufacturing capacity and our supply chain is nearing completion. We have charged €5.4 billion of restructuring costs, which is in line with our €6.2 billion target. With one year still to go we have comfortably exceeded our promised Path to Growth savings of €3.9 billion and our operating margin (BEIA) has already risen from 11.1% to 15.7%.

Capital efficiency has improved by almost 9%, 3% more than target. Ungeared free cash flow has totalled €16.4 billion since the start of Path to Growth and net debt reduction is ahead of plan having reduced from €26.5 billion at the end of 2000 to €12.6 billion at the end of 2003 at current rates of exchange.

In addition, we have seamlessly integrated €30 billion of acquisitions, managed over €7 billion of disposals and implemented a divisional structure to harness our global scale yet retain a spirit of local enterprise.

We are on track to reduce the brand portfolio from 1 600 to 400 leading brands. They now account for 93% of sales as against only 75% in 1999. We have significantly increased investment behind these brands and we now have twelve brands with sales of over €1 billion compared with four at the start of the strategy.

The exception of course is top-line growth where, after excellent performances in 2001 and 2002, we have this year fallen short against our aspirations in testing market conditions. Nevertheless, leading brands have grown at an average of over 4% per year during Path to Growth to date.

Overall the business today is lean, sharply focused, high margin, strongly cash generating and delivering significant incremental value each year.

Foods division
In Foods, leading brand growth was 1.2%. Operating margin (BEIA) improved by 1.8% to 16.0%. We made significant progress on reducing the tail and on migrating and rationalising the brands.

Lipton had an outstanding year, boosted by new launches and a good summer in Europe which also benefited ice cream. At the same time the hot summer also reduced market growth in savoury, but Knorr held position. Bertolli and Hellmann’s continue to make good progress.

Slim•Fast declined by 21% and the focus is now on restoring the brand to growth. In frozen foods we continue to make gains in profitability, but have yet to see a consistent pattern of growth. Becel/Flora grew strongly once again, but the family spreads had a tough year in a market affected by price competition and low butter prices.

Unilever Annual Report & Accounts and Form 20-F 2003	07

Back to Contents

Chairmen’s statement
(continued)

Home and Personal Care division (HPC)
Leading brands continued to drive growth in the Home and Personal Care division at 4.2%. Operating profit (BEIA) rose by 4.9% and operating margin (BEIA) reached 15.8%.

Mass personal care is now a powerhouse in the HPC division and accounts for 27% of Unilever leading brand sales. We achieved double-digit growth for Axe, Lifebuoy, Lux, Rexona and Sunsilk, and our largest personal care brand, Dove, grew by an outstanding 21%.

Growth in laundry was flat as we put the priority behind value creation through excellent improvements in our margins and capital efficiency. Household care had a difficult first half year, but we saw the new strategy of stronger innovations on the core brands start to bite in the second half.

Prestige fragrances diluted the growth rate of the division by 1%.

The year ahead and Unilever 2010
In 2004, our first priority is to deliver on our promises in the final year of Path to Growth. We intend once again to achieve low double-digit earnings BEIA growth and will focus all the talent and ingenuity of our people on delivering in full our commitments on brand focus, margin improvement and capital efficiency. We will end the year a much stronger and more agile and focused business than at the start of the programme.

Yet as we complete Path to Growth we are also preparing Unilever for the next phase of our strategy to 2010. The Board has conducted a thorough review of the forces that will shape Unilever’s world, and of what makes us unique as a business.

Our roots in hygiene, nutrition and personal care mean that people all over the world choose our brands 150 million times every day for the benefits they bring in helping them feel good, look good and get more out of life. We know that these are benefits that are wanted by more and more of the world’s population – from those just entering the ‘consumer society’ to the more affluent, ageing, health conscious citizens of the developed world. We sum this up in the single word, “Vitality”, and intend the mission of Unilever, which is set out at the top of this letter, to be to add vitality to life through our brands, our people and the communities we serve.

Our consumers are also citizens and demanding ever higher standards of corporate behaviour. We are proud of our reputation for governance, transparency and engagement with communities and the environment, and believe that the Unilever name is a valuable asset. By the time we celebrate our 75th birthday in mid 2005, the Unilever name will be present on our packs as well as letterheads and company signs.

For the period 2005-10 our priority continues to be sustained top-third TSR performance and we intend to deliver shareholder value by the generation of over €30 billion of ungeared free cash flow and growth in economic profit, the latter translating into an increased return on invested capital from 12.5% in 2003 to at least 17% by 2010.

The overall objective is to build our brands and to build sustainable value. We will continue to be flexible in how we pull the levers of value creation as challenges and opportunities arise from time to time. So we will not commit Unilever to any one combination of sales and margin growth in any one year. However, our ambitions for value creation are underpinned by the expectation of sustained revenue growth, continued margin expansion and further improvements in capital efficiency.

In the combination of trusted brands, talented people and an inspiring mission we believe that Unilever is a stronger business than it has ever been.

Antony Burgmans	Niall FitzGerald KBE
Chairmen of Unilever

08	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

About Unilever

The figures quoted in the following discussion on pages 9 to 14 are in euros, at current rates of exchange, ie the average or year-end rates of each period.

Description of business
Unilever is the world’s leading supplier of fast moving consumer goods across foods, home and personal product categories. Unilever’s portfolio includes some of the world’s best known and most loved brands.

Business structure
Our operations are organised into two global divisions – Foods and Home & Personal Care (HPC) – headed by Divisional Directors. This structure allows the appropriate focus on foods and home & personal care activities at both regional and global levels and allows us to optimise synergies across the product portfolio.

The two divisions’ operations are organised into business groups on a regional basis, with certain exceptions: the global businesses of Prestige, our fragrance business within HPC, and within Foods, Ice Cream and Frozen Foods, Slim•Fast Worldwide and UBF Foodsolutions. The regional and global businesses are headed by Business Presidents. These businesses remain the driving force behind Unilever, comprising the operating companies which provide the key interface with customers and consumers, allowing quick response to the needs of local markets.

Full details of significant acquisitions and disposals can be found on pages 17 and 18.

Foods
Savoury and dressings
We are the global leader in savoury and dressings, with strong brands rooted in chefmanship and taste, including Knorr, Hellmann’s, Calvé, Wishbone, Amora and Bertolli.

Our leading savoury brand, Knorr, is Unilever’s biggest brand, and is sold in over 100 markets. Its product range includes soups, bouillons, sauces, snacks, noodles, frozen food and meal solutions. Our wider savoury product range is marketed around the world under a variety of brand names. Our combined dressings business is the biggest in the world. With Bertolli, which began as a leading Italian olive oil brand, we are building on the qualities associated with Italian food to extend the brand into spreads, dressings and pasta sauces.

Spreads and cooking products
We lead the spreads and cooking products category with two key brand families with increasingly consistent positionings around the world. Healthy Heart brands Becel and Flora deliver strong growth through health benefits enabling people to enjoy life to the full. Family brands including Rama, Blue Band and Country Crock are building a positioning based on tasty, nutritious foods for the family.

Health & wellness and beverages
Consumers increasingly demand healthier options in their food and drinks. We respond with products and brands across our portfolio including Slim•Fast, whose range includes meal replacement drinks, soups and snack bars. In developing and emerging markets, we meet consumers’ needs for good nutrition in affordable formats with Annapurna and, under AdeS, a range of tasty, nutritional, soy-based drinks.

We lead the market in tea-based beverages with Lipton, the global market leader in leaf and ready-to-drink tea. Innovations including Lipton Ice Tea Green and Lipton Fusion target the growing market for healthy, refreshing beverages. A new joint venture, the Pepsi Lipton International partnership, will help us to extend the reach of our brands through a distribution network complementary to our own supply chain.

Ice cream and frozen foods
We are the world’s leading producer of ice cream, with sales in more than 40 countries. Ice cream products under the Heart brand, including Cornetto, Magnum, Carte d’Or and Solero, are sold internationally. Breyers, Ben & Jerry’s, Klondike and Popsicle are leading North American-based brands. Ben & Jerry’s is also sold in Europe.

Our frozen foods business is number one in Europe, focused on the Birds Eye/Findus brand family and Iglo.

UBF Foodsolutions
Although not a separate reporting category as its results are reported within the categories above, UBF Foodsolutions is our global food service business providing solutions for professional chefs and caterers. For example, it provides pre-prepared ingredients that save time and new ways of serving food on a large scale at consistent quality.

Home & Personal Care
Home care
We are market leaders in laundry products in developing and emerging markets, with number two positions in North America and most of Europe. Our products have been developed to meet the diverse requirements of consumers to clean and care for their clothes. They include tablets for convenience, traditional powders and liquids for washing by hand or machine, and for soaking. In developing and emerging markets, tailored products, including soap bars, are available for lower income consumers.

Our brands are available in over 100 countries, many of them holding leading market positions. They include Comfort, Omo, Radiant, Skip, Snuggle and Surf.

In household care, our products are designed to tackle most cleaning and hygiene needs around the home. In this category we are strongest in Europe, where Cif and Domestos hold leading positions in the key markets in which they operate.

Personal care
We lead the global skin cleansing and deodorants markets, and are in the top three in daily hair care and mass-market skin care. Six global brands – Axe, Dove, Lux, Pond’s, Rexona and Sunsilk – form the core of our business in these categories, each with its own distinctive character. These brands are complemented by others such as Suave, principally in North America, together with ‘health brands’ such as Clear, Lifebuoy and Vaseline and regional/local ‘jewels’.

Unilever Annual Report & Accounts and Form 20-F 2003	09

Back to Contents

About Unilever

We have an important market share in oral care, with products sold widely, predominantly under the Signal brand with Close Up playing a complementary role.

We also have a global prestige fragrance business with the Calvin Klein range (including cK one, Eternity and Obsession) and ranges developed with other designers.

Other operations
To support our consumer brands, we have invested in tea plantations in India, Kenya and Tanzania and palm oil plantations in the Democratic Republic of Congo, Côte d’Ivoire and Ghana.

Corporate venture activities
We are investing €170 million, over three years (2002-2004), in venturing activities to build business opportunities that fit our core business interests in Foods and Home & Personal Care. Of this, we have committed €97 million to Langholm Capital Partners Fund, which completed fundraising in 2003, raising a total of €242 million. This fund invests in private European companies with above-average longer-term growth prospects. It has invested in Physcience, a French natural food supplements business, and Noiro, the leading company in the mass prestige personal care market in Finland.

Up to €70 million will be invested over the three years, in two venture funds of our own, Unilever Ventures and Unilever Technology Ventures. Unilever Ventures acts as an early stage business development fund for businesses both from within Unilever and from outside. It has invested in Persil Services, a laundry and dry-cleaning business in the UK, Pond’s Beauty Centres in Spain and Insense, a technology spin-out from Unilever. Unilever Technology Ventures invests in technology funds and start-up companies. It has invested in NGEN material science fund, Burrill life science fund and in Perlegen, a start-up company working with the human genome.

As of 31 December 2003 we have invested €59 million in all our venture activities.

Technology and innovation
To support our Path to Growth strategy we continue to focus research and development on select, global projects to reinforce our leading brands. Our network of Global Innovation Centres continues to develop these brands and to accelerate their growth across sectors and regions.

In 2003, we spent €1 065 million (2002: €1 166 million; 2001: €1 178 million) on research and development – 2.5% of our turnover. We have further strengthened our interactions with academia and start-up companies, which will help us to identify hotspots in science and technology and develop radical capabilities for our businesses through the application of these technologies. One such example is our interaction with Perlegen, which is a genomics start-up company based in California with whom we are exploring the application of this new science to open up novel avenues for detailed investigation within our R&D programmes.

The Foods division took major initiatives to focus its innovation programme on health and wellness and introduced a range of innovations into the marketplace. As part of the Knorr brand extension into the frozen food category, a new range of premium quality soups were launched in Belgium, France and Germany during October 2003. The new soups are well positioned to address consumers’ increasing concerns about nutrition, as they are full of chunky, natural, fresh vegetables. We continued the roll-out of mealkits in Europe with an introduction in five new countries including Germany. Knorr also innovated within its core with a host of seasoning launches in developing and emerging countries, particularly in China, Malaysia, Turkey and the Caribbean. We entered the large European cream market with three varieties of dairy cream alternatives. Under Lipton we introduced Lipton Ice Tea Green, a refreshing ice tea extending the brand into the exciting green tea segment. In ice cream, innovations such as Magnum 7 Sins, Magnum Moments, Magnum Sandwich and Carte d’Or Origin and Carte d’Or Fruit & Fresh as well as new Cornetto variants stimulated the ice cream Heart brand. Slim•Fast introduced a full programme of innovations at the end of 2003 in line with its new positioning as a plan. It addresses the key consumer needs for weight loss, with the launch of hot, savoury meal replacements, soups and pasta, low-carbohydrate shakes and bars, as well as high-protein bars and ice cream. In the Hellmann’s and Calvé brands, key innovations addressed the growing snacking opportunity and included the roll-out of the Idaho snack sauces in the UK and Central Europe. Calvé chilled salad dressings were introduced in the Netherlands and fresh Amora yoghurt mayonnaise in France. In Europe Bertolli has launched a range of products such as pasta sauces, salad dressings and vegetable toppings for bread. The main 2003 innovations for the Iglo, Birds Eye and Findus brand family focused in four areas: launching microwaveable Steam Fresh vegetables and fish recipe dishes launched in Europe; authentic, premium, fresh egg pasta meals launched in Italy; the relaunch of Sofficini (fun, light, family snacks) in Italy; and within the platform of kids’ nutrition, launches of chicken dishes and complete meals for kids. UBF Foodsolutions launched a range of dairy cream alternatives in Europe.

In Home & Personal Care, the focus has continued to be on global projects in support of our leading brands. Key developments in personal care have included the Dove exfoliating bar and face care range and the roll-out of Dove moisturising shampoo and conditioner. The Sunsilk relaunch in Asia was underpinned by new consumer-preferred packaging. The growth of other key personal care brands was driven by a new bar range for Lux, a low deposit formulation for Rexona and a male range for Rexona and Degree. The launch of Axe Dry in Western Europe, Latin America, North America and the Philippines was very successful. In Home Care we launched a new core cleaning innovation and a new bar for Omo and an aloe vera version of Skip in Europe. We relaunched Cif cream globally and we launched Comfort Fast Dry in Europe. In 2003, a new research laboratory was opened in China in support of our business in this important region and investment has now begun on a multidisciplinary skin care innovation centre in Trumbull, Connecticut in the US.

10	Unilever Annual Report & Accounts and Form 20-F 2003

<<<

Back to Contents

About Unilever

In total, Unilever filed 397 new patent applications. While some innovations made a significant contribution in 2003, the benefits of others will be felt during 2004.

Information technology
In 2003 we continued to direct our IT towards achieving Unilever’s strategic objectives.

We further simplified business processes and core transaction systems, using IT to enable a simpler and more agile business. In Western Europe, almost all our Home & Personal Care business is now operating with common processes, supported by common information and SAP systems, as are the Foods businesses in the larger European markets. Similarly, much of our business in sub-Saharan Africa has moved to common processes and systems for supply chain and finance. In North America, we deployed a single system from point of order to cash settlement across the Home & Personal Care business, improving operational efficiency and raising customer service levels.

Our Latin American business continued to roll out common finance and supply chain processes, information and systems across the region, and started an IT-enabled programme to simplify human resources processes. A single system (Siebel) has been introduced for customer relationship management, enabling the roll-out of good practices in field sales, key account management and trade marketing operations. We have also deployed Siebel in our Foodsolutions businesses in Europe and North America, with further roll-out under way in consumer foods in Europe.

In Asia, we began implementing Siebel decision support systems for trade marketing investments, with completion across the region scheduled for 2004. We have also rolled out the standard Unilever data warehouse in six countries so far, with at least four more Asian markets to follow in 2004. This system, firmly based on information standards, provides our sales operations with better quality and more timely information than ever before.

Following the signing of our global contract with British Telecom (BT), we are targeting a 20% reduction in our telecommunications costs, by reducing the number of our suppliers around the world from 400 to one. For Unilever IT this is the first implementation of such a contract on a global scale and has resulted in a high level of learning for both organisations. This complex project is on track, with BT now providing voice, mobile and data services for more than half of our business.

During 2003 work started on the simplification of our IT server base. This will involve a significant reduction in the number of servers as well as increased performance and utilisation. This work is fundamental to the IT strategy and will continue over the next two years.

Our global e-business gateway, the Unilever Private Exchange, strengthens our e-business capability by providing secure links between our operating companies and our suppliers’ and customers’ systems and to external electronic marketplaces. By year-end, the volume of customers’ orders being transacted through the gateway had reached the annual equivalent of €2 billion.

Our Ariba online buying system enables purchases of non-production items to be made at volume-negotiated prices from selected suppliers. We have extended its use into further areas of procurement including market research and plant items. Using eBreviate technology, we have introduced new capabilities for electronic auctions and electronic requests for proposals.

The success of these marketplaces and gateways is, of course, dependent on industry standards for electronic information exchange. We continued our commitment to industry standards by co-chairing the Global Commerce Initiative, a global user group representing the largest companies in our industry, and participating fully in the development and promotion of standards. Using these standards, we are now making our electronic catalogue of products available through the Unilever Private Exchange, further simplifying ordering for retailers and gaining efficiencies in our information supply chain.

Unilever continues to take an active role in the application of IT in our industry. We are working actively with retailers to realise the potential of Radio Frequency Identification (RFID) technology, or ‘intelligent tagging’, to achieve new levels of shared information on our products as they move from factory to supermarket shelf.

Environmental responsibility
We continue to make progress towards our long-term eco-efficiency objectives, as well as driving forward our three main initiatives on sustainable agriculture, fish and water. All these activities are central to our commitment to contribute to sustainable development.

Our manufacturing operations use seven parameters for reporting emissions and setting future reduction targets for eco-efficiency. We have continued to improve our eco-efficiency performance although we did not meet three out of seven of our targets in 2002 (latest data). The setting and achievement of targets at site level can be difficult, for example, ongoing changes in our business through acquisitions, disposals and closures have an impact on our site operations.

If we are to secure a continuing high-quality supply of our main agricultural raw materials, sustainable production methods are crucial. In 2003, five years after laying the foundations for the current programme, we published Good Agricultural Practice Guidelines for five crops – palm oil, peas, spinach, tea and tomatoes. We also began implementing these guidelines across a broader supply base. Learning and sharing with all stakeholders is vital, and some success stories are available on www.growingforthefuture.com. The next challenge is to develop programmes for more crops, beginning with vegetable oils. This work is being supported by the food industry’s jointly established Sustainable Agriculture Initiative Platform.

The Marine Stewardship Council (MSC) has established a global standard for sustainable fisheries. We encourage our suppliers to work towards the MSC Standard, and three important fisheries are making good progress towards this certification – Alaskan pollock, Chilean hake and South African hake.

At the start of 2003, we were buying more than a third of our fish from sustainable sources, and by 2005, we expect this figure

Unilever Annual Report & Accounts and Form 20-F 2003	11

Back to Contents

About Unilever

to rise to 75%. Although this will fall short of the 100% target set in 1996, we have nevertheless achieved very substantial improvements. We remain firmly committed to working with others to help drive the whole fisheries market towards a sustainable future.

Almost all our products rely on water – in growing ingredients, in manufacturing and in use by the consumer. Our manufacturing sites have continued to reduce water consumption. Unilever Indonesia, for example, has since 2001 pioneered a Zero Industrial Waste policy, which has now been rolled out to all its Indonesian operations. In Jakarta, treated effluent from ice cream and food plants is pumped across the industrial estate to our detergent factory and used as process water. As a result, the factory has cut water consumption by up to 60%.

We are implementing our environmental strategy to tackle three additional areas: connecting with the consumer on environmental care; leveraging our eco-manufacturing skills across the wider supply chain; and embedding environmental sustainability in our decision-making processes. We shall report on progress in 2005.

We continue to be the leading company in the food industry category in two of the Dow Jones Sustainability Indexes (DJSI), one for the fifth year running – the DJSI World Index. We were ranked top of the food sector in the UK’s first Corporate Responsibility Index, published by Business in the Community in 2003.

Responsible corporate behaviour
We seek to be a responsible employer, business partner and good corporate citizen, earning respect for our values wherever we operate.

Unilever has clear values and standards that govern the way we do business around the world. They are set out in our Corporate Purpose and our Code of Business Principles which are available at www.unilever.com. It is by putting these shared values into everyday working practice that we can operate successfully as a multinational company, and as a trusted corporate citizen in diverse local societies.

Our Code Committee oversees compliance with the Code of Business Principles throughout our business. During 2003 we rolled out a global e-learning programme for new employees, and developed and rolled out an e-learning programme on European competition law to support understanding of the Code. We also completed work on a set of key principles to achieve greater transparency of social and environmental standards in our supply chains.

Two examples illustrate our commitment to the local communities in which we operate. In India, Hindustan Lever is taking part in an innovative scheme that trains villagers in business skills and creates a new sales and distribution mechanism for its products. Through project Shakti, Hindustan Lever provides free business training to women’s self-help groups set up by Non-Governmental Organisations (NGOs) and the government. Once trained, the women have the option to become local small-scale sellers of Unilever’s products, which can generate a steady income of around $20 per month, nearly double their usual household incomes.

In Ghana, our Annapurna iodine-fortified salt has increased its sales and brought essential micronutrients within the reach of low-income consumers. Annapurna consumer-education programmes have helped promote UNICEF and government health messages on the need for an improved diet.

Our business depends on understanding and meeting consumers’ needs. We also need to understand societies’ evolving needs if we are to anticipate potential concerns – as well as trends that present business opportunities. This is why we continually seek to engage with our stakeholders. We listen and learn through consumer carelines, focus groups and websites, research with universities and participation in industry and government working groups. We are also involved in dialogue with NGOs and support international initiatives such as the UN Global Compact.

Partnerships are an effective way to help address social issues; they are a common feature of our many community initiatives, on which we spent approximately €66 million in 2003. Our new global partnership with the World Heart Federation is just one example: heart disease is now regarded as the principal cause of death worldwide and our Becel/Flora brand is helping to promote a healthy heart lifestyle around the world.

To gain the support of our stakeholders, we need to foster their understanding of our business and the challenges we face. Our local companies recognise this clearly, and have started to produce reports that cover their interaction with their local societies. Following our second Unilever-wide social review in 2002, last year saw new social reports from some of our businesses such as those in Brazil and the UK. Designed for local people, they share the common core theme of responsibility towards consumers, employees, business partners and society as the way towards sustainable growth for our business. In 2003 we have continued to work on the assessment and measurement of our corporate responsibility performance, to ensure that our next social review in 2005 gives an insightful and rounded view of our business.

For more information about Unilever’s environmental and social activities, visit www.unilever.com/environmentsociety.

Competition
We have a wide and diverse set of competitors in our consumer goods businesses. Many of our competitors also operate on an international scale, but others have a narrower regional or local focus.

Competition is a normal part of business. We aim to compete and give value to our consumers, customers and shareholders in three ways:

•	by continually developing new and improved products;
•	by sharing our innovations and concepts with our businesses all around the world; and
•	by striving to lower the cost of our sourcing, manufacturing and distribution processes while still maintaining, and improving, the quality of our products.

We support efforts to create a more open competitive environment through the liberalisation of international trade. We also support the fuller implementation of the Single European Market and inclusion of other European countries in the European Union.

12	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

About Unilever

Distribution and selling
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

We also export a wide range of products to countries where we do not currently make them. We often use this export trade to develop new markets, usually relying on manufacturing facilities in neighbouring countries, before building local manufacturing facilities in such new markets.

Seasonality
Certain of our businesses, such as ice creams and prestige fragrances, are subject to significant seasonal fluctuations in sales. However, Unilever operates globally in many different markets and product categories. No individual element of seasonality is likely to be material to the results of the Group as a whole.

People
Our future success lies in the hands of the 234 000 people who work for Unilever in around 100 countries. Harnessing, developing and rewarding their skills, energy and commitment is our priority.

Number of employees
Year end in thousands	2003	2002	2001	2000	1999

Europe	55	60	71	80	74
North America	20	21	22	39	22
Africa, Middle East
and Turkey	52	52	49	48	50
Asia and Pacific	77	82	85	84	71
Latin America	30	32	38	44	29

Total	234	247	265	295	246

People are at the heart of our business. Our continued success depends on the commitment, enthusiasm and energy of our people around the world.

Recruiting, developing and rewarding our people for their skills and expertise remains a priority. We aim to recruit and retain high-calibre people through our graduate recruitment programmes, augmented by mid-career entrants and by promoting those who have demonstrated ability to take responsibility in their roles.

Our commitment to creating an enterprise culture – one of our six strategic priorities – gained momentum in 2003. New programmes were developed and these, combined with our established initiatives, show our creative approach to developing individuals and diverse, well-led teams.

An example of this is our Leadership Growth Journeys led by the Chairmen, which provide an opportunity for our future leaders to share their experiences and discuss future strategies.

There are many other examples, such as the HPC Learning Forum and the Knowledge Management Group that provide learning opportunities for managers at all levels. We believe learning that is related to the needs of the business and that results in clear action plans is essential to the development of high-performance teams.

Our internal e-learning programme, a screen-based education system, has been extended. More than 24 000 employees have used the facility, with 40% returning to use the sites more than once.

Our international management training centre has been redeveloped to allow more people to benefit from focused learning programmes.

Professional skills training has continued with two new learning academies for Human Resources and Supply Chain set up in 2003. Increasingly our academies will link up and share best practice and learning across Unilever.

Many of our learning experiences involve our people taking part in a wide range of projects based in local communities – these have included helping to renovate old school premises, providing days out for disadvantaged children and helping with educational programmes. These, together with the ‘getting into the skin’ programme, which gives managers the opportunity to experience for themselves the lives of consumers and their families, help us to engage with the communities in which we operate. We also believe these activities underline our commitment to being a responsible corporate citizen.

We have continued to use the results of our 2002 Global People Survey as the basis for much of our thinking on how to link business performance with personal development.

A priority has been to help people understand their role in achieving our performance targets. Our organisational and reward systems reflect the changing needs of the business and the need to reward high performance.

Unilever is one of the most diverse companies in the world – our top team is made up of 32 nationalities – and we continue to strive to leverage this strength.

In 2004 these activities will continue to help shape the business for future growth and foster a sense of belonging to a truly international enterprise.

Related party transactions
Transactions with related parties are conducted in accordance with the transfer pricing policies described on page 75 and consist primarily of sales to joint ventures and associates. Other than those disclosed in this report, there were no related party transactions that were material to the Group or to the related parties

Unilever Annual Report & Accounts and Form 20-F 2003	13

Back to Contents

About Unilever

concerned that are required to be reported in 2003 or the preceding two years. In approximately 40 countries, our associated company, JohnsonDiversey Inc., acts as Unilever’s sole and exclusive sales agent for professional channels, in return for which it receives an agency fee. Information concerning guarantees given by the Group is stated in note 24 on page 112 and under ‘Mutual guarantee of borrowings’ on page 154. Guarantees are also given within the Group by the parent companies, as described on pages 147 and 150.

Intellectual property
We have a large portfolio of patents and trademarks, and we conduct some of our operations under licences which are based on patents or trademarks owned or controlled by others. We are not dependent on any one patent or group of patents. We use our best efforts to protect our brands and technology.

Description of our properties
We have interests in properties in most of the countries where there are Unilever operations. However, none is material in the context of the Group as a whole. The properties are used predominantly to house production and distribution activities and as offices. There is a mixture of leased and owned property throughout the Group. There are no environmental issues affecting the properties which would have a material impact upon the Group. The Directors take the view that any difference between the market value of properties held by the Group and the amount at which they are included in the balance sheet is not significant. See the schedule of principal group companies and fixed investments on page 142 and details of tangible fixed assets in note 10 on page 91.

Legal and arbitration proceedings and regulatory matters
We are not involved in any legal or arbitration proceedings and do not have any obligations under environmental legislation which we expect to lead to a material loss in the context of the Group results. None of our Directors or Officers are involved in any such material legal proceedings.

Unilever has businesses in many countries and from time to time these are subject to investigation by competition and other regulatory authorities. The most significant of these in recent years concerns ice cream distribution in Europe, notably the issues of outlet and cabinet exclusivity. In October 2003, the Court of First Instance in Luxembourg ruled in favour of the European Commission’s decision banning Unilever’s Irish ice cream business, HB Ice Cream, from seeking freezer cabinet exclusivity for their products in the Irish market. HB Ice Cream has submitted an appeal against the decision of the Court of First Instance in Luxembourg.

Government regulation
Unilever businesses are governed, in particular, by national laws designed to ensure that their products may be safely used for their intended purpose and that their labelling and advertising complies in all respects with relevant regulations. The introduction of new products and ingredients and processes is, specifically, subject to rigorous controls. Unilever businesses are further regulated by data protection and anti-trust legislation. Important regulatory bodies in respect of our businesses include the European Commission and the US Food and Drug Administration.

14	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Financial review

Basis of reporting and discussion
Our accounting policies are based on United Kingdom generally accepted accounting principles (GAAP) and UK and Netherlands law. These differ in certain respects from United States GAAP. The principal differences are described on page 132. We have shown reconciliations to net income and capital and reserves under US GAAP on pages 131 and 132.

For definitions of key ratios referred to in this review please refer to page 126.

Amounts discussed in the financial review have been restated following changes in our accounting policies for pensions, share-based payments and for the presentation of collateral. See note 14 on page 94, note 17 on page 99 and note 29 on page 116.

Reporting currency and exchange rates
Foreign currency amounts for results and cash flows are translated from underlying local currencies into euros using annual average exchange rates; balance sheet amounts are translated at year-end rates except for the ordinary capital of the two parent companies. These are translated at the rate prescribed by the Equalisation Agreement of £1 = Fl. 12, and thence to euros at the official rate of €1.00 = Fl. 2.20371 (see Control of Unilever on page 152).

The figures quoted in the following discussion on pages 15 to 20 are in euros, at current rates of exchange, unless otherwise stated, ie the average or year-end rates of each period.

International Financial Reporting Standards
Unilever will adopt International Financial Reporting Standards (IFRS) with effect from 1 January 2005. The implementation of IFRS is a major change process for which we have established a project team and are dedicating considerable resource. The impact of the change to IFRS on our reported capital and reserves and on reported net profit is being assessed. In particular, our current accounting policies for retirement benefits, financial instruments, goodwill and intangible assets, biological assets, deferred taxes and proposed dividends differ from IFRS.

Critical accounting policies
The accounts comply in all material respects with UK GAAP and UK and Netherlands law. To prepare the accounts, we are required to make estimates and assumptions, using judgement based on available information, including historical experience. These estimates and assumptions are reasonable and are re-evaluated on an ongoing basis. However, actual amounts and results could differ. Critical accounting policies are those which are most important to the portrayal of Unilever’s financial position and results of operations, and are described on pages 73 to 75. Unilever complies with UK Financial Reporting Standard 18, which requires that the most appropriate accounting policies are selected in all circumstances. Some of these policies require difficult, subjective or complex judgements from management, the most important being:

Retirement benefits
From 1 January 2003 we have adopted United Kingdom Financial Reporting Standard 17 (FRS 17) ’Retirement Benefits’, which requires that pension assets and liabilities be stated at fair values. The impact of adoption of this standard has been reflected by means of prior period adjustments to the balance sheets and profit and loss accounts.

The determination of Unilever’s pension assets, obligations and expenses depends on certain assumptions used by actuaries in calculating such amounts. The valuation of pension obligations is particularly sensitive to the assumptions made in respect of discount rates and inflation rates; these discount rates, together with the assumptions made in respect of the expected long-term rates of return on assets, also determine the amounts to be included in the profit and loss account in respect of pension fund financing. The table below sets out these assumptions, as at 31 December 2003, in respect of the four largest Unilever pension funds. Details of all assumptions made are given on page 100.

	%	%	%	%
		Nether-	United
	UK	lands	States	Germany

Discount rate	5.40	5.20	6.10	5.20
Inflation assumption	2.70	1.80	2.50	1.80
Expected long-term rate of return:
Equities	8.30	8.30	8.60	8.30
Bonds	5.30	4.70	4.70	4.70
Others	6.40	6.80	4.70	5.50

Although the assumptions made are thought to be appropriate, significant differences in actual experience or significant changes in assumptions may materially affect pension assets and obligations and future expenses.

Share-based compensation
In line with recommendations of various standard setting bodies, from 1 January 2003 we changed our accounting policy for share options. We have been hedging our existing share option programmes by buying shares at the time of grant and taking the financing cost within interest. The accounting change is to include an additional non-cash charge against operating profit to reflect the fair value to the employee of the share options granted. Since there is a consensus among the world’s accounting standard bodies that this approach gives the most appropriate accounting treatment, Unilever believes that companies should adopt the proposals in order to improve the comparability of reported results. The impact of the adoption of this change has been reflected by means of prior period adjustments to the profit and loss accounts and balance sheets. In determining the additional charge, we are applying a Black-Scholes based valuation spread over the vesting period of the option. The fair value so calculated depends on certain assumptions which are described in note 29 on page 116. The assumptions made in respect of share price volatility and expected dividend yields are particularly subjective. Unilever considers these and all other assumptions to be appropriate, but significant changes in assumptions could materially affect the charge recorded.

Provisions
Provision is made, among other reasons, for environmental and legal matters and for employee termination costs where a legal or constructive obligation exists at the balance sheet date and a reasonable estimate can be made of the likely outcome.

Market support costs
Expenditure on market support costs, such as consumer promotions and trade advertising, is charged against profit in the year in which it is incurred. At each balance sheet date, we are required to estimate the part of expenditure incurred but not yet

Unilever Annual Report & Accounts and Form 20-F 2003	15

Back to Contents

Financial review

invoiced based on our knowledge of customer, consumer and promotional activity.

Goodwill, intangible and tangible fixed assets
Impairment reviews in respect of goodwill and intangible fixed assets are performed at least annually. More regular reviews, and impairment reviews in respect of tangible fixed assets, are performed if events indicate that this is necessary. Examples of such triggering events would include a significant planned restructuring, a major change in market conditions or technology, expectations of future operating losses or negative cash flows.

Impairment reviews are performed following the guidance in UK Financial Reporting Standard 11, United States SFAS 142 and SFAS 144. Such reviews are performed by comparing the carrying value of the asset concerned to a valuation derived from discounted future cash flows. Significant assumptions, such as long-term growth rates and discount rates, are made in preparing these forecast cash flows; although these are believed to be appropriate, changes in these assumptions could change the outcomes of the impairment reviews.

The most significant balances of goodwill and intangible assets are those arising from the purchases of Bestfoods andSlim•Fast. We have reviewed the balances related to the Bestfoods acquisition (€14.8 billion), by considering actual and planned growth rates of Bestfoods brands and the synergy savings arising from its integration. No impairment loss has been identified.

Our review of the balances related to Slim•Fast (€1.4 billion) is based upon the assumption that the plans for the business, referred to in the Operating Review on pages 23 and 36, achieve a stabilisation of revenues during 2004 and a return to growth thereafter. We conclude, on this basis, that there is no impairment but the position will be monitored.

Deferred tax
Full provision is made for deferred taxation, as required under UK Financial Reporting Standard 19, at the rates of tax prevailing at the year-end unless future rates have been enacted, as detailed on page 75. Deferred tax assets are regularly reviewed for recoverability, and a valuation allowance is established to the extent that recoverability is not considered likely.

Results – 2003 compared with 2002

As noted in the preceding section, with effect from 1 January 2003 we have adopted FRS 17 in respect of pensions accounting and have implemented a new accounting policy for share options Amounts for prior years have been restated in the financial statements and in the following commentary.

Turnover fell by 12% to €42 942 million. This decrease was primarily due to a 10% strengthening of the average exchange rate for the euro against the basket of Unilever currencies. At constant rates of exchange, underlying sales grew by 1.5% in the year, but the net effect of this and our continued programme of disposals under Path to Growth, partly offset by the increase in our holding in Unilever Bestfoods businesses across Asia, was a 2% reduction in turnover. The main disposal impact came from the sale of DiverseyLever, Mazola and Loders Croklaan.

Group turnover was €42 693 million (2002: €48 270 million). Our share of turnover from joint ventures continued to fall in 2003 to €249 million (2002: €490 million) as a result of increases in our holding in former Bestfoods joint ventures in Asia and South Africa and their consequent inclusion as subsidiaries.

Operating profit was up 9% at €5 529 million for the year (2002: €5 091 million) and the operating margin increased to 12.9% (2002: 10.4%), with a significant contribution from lower net exceptional charges. Operating profit BEIA was 4% lower at €6 772 million, compared with €7 054 million in 2002. Operating margin BEIA improved strongly from 14.5% in 2002 to 15.8% despite an increase in brand investment; this was achieved through improved gross margins and lower overheads as a result of the Path to Growth savings programmes. These improvements were more than offset by the strengthening of the euro. Group operating profit BEIA was €6 719 million (2002: €6 959 million).

Amortisation of goodwill and intangible assets was €1 143 million compared with €1 261 million in 2002. The decrease is mainly due to the strengthening of the euro in 2003.

Net exceptional charges included in operating profit for the year were €100 million (2002: €702 million), which included €470 million of restructuring investment costs and a net credit for the profit and losses on disposals of €370 million. The restructuring costs primarily relate to Path to Growth initiatives, and the continued integration of Bestfoods. Associated costs of €121 million were included within operating profit BEIA for the year (2002: €191 million).

Group operating profit increased by 10% to €5 483 million.

An overview of operating performance by region and product category is included in the regional and category texts on pages 21 to 30 and 31 to 44 respectively.

Net interest cost, excluding pensions interest, fell to €847 million from €1 173 million in 2002 as a result of the lower overall level of net debt and the positive impact of currency movement on the cost of our US dollar-based debt. The net interest cover for the year was 6.7 times compared with 4.5 times in 2002. The net interest cover on the basis of EBITDA was 9.5 times (2002: 7.0 times). The pension net interest charge for the year was €166 million compared with a net interest credit of €108 million in 2002. This change reflected a lower expected return on pension assets for 2003 as a result of lower asset values following the weak stock market performance in 2002.

16	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Financial review

The Group’s effective tax rate on profit was 33.6% for the year (2002: 39.6%) and reflects the non-tax-deductibility of Bestfoods goodwill amortisation. The underlying tax rate for the year, before exceptional items and amortisation, was 29% compared with 30% last year, with sustained benefits flowing from the Path to Growth programme.

Minority interests decreased by 20% to €249 million (2002: €312 million). This decrease is due to the one-off change in fiscal policy, which positively affected local shareholders in India in 2002.

Net profit rose by 29% to €2 762 million with lower exceptional charges and the improvements in operating margin, interest and tax more than offsetting the negative impact of exchange rates. Combined earnings per share increased by 32% and combined earnings per share BEIA increased by 2%.

Return on invested capital for the year was 12.5%, up from 9.8% in 2002. The progress was the result of improved operating margins arising from Bestfoods synergy benefits and additional procurement and restructuring savings. Our capital base was also reduced by further rationalisation and disposal of capital intensive production facilities.

The definition and further details on return on invested capital are given on pages 126 and 128.

Results – 2002 compared with 2001
As noted in the preceding section, with effect from 1 January 2003 we have adopted UK FRS 17 in respect of pensions accounting and have implemented a new accounting policy for share options. Amounts for prior years have been restated in the financial statements and in the following commentary.

The 7% strengthening of the average exchange rate for the euro against the basket of Unilever currencies impacted turnover, which fell by 7% to €48 760 million. Underlying sales growth of 4% at constant rates was offset by the net impact of acquisitions and disposals, which reduced turnover by 4%. The most significant disposal impact came from DiverseyLever and Mazola, offset by the increase in our holding in the Unilever Bestfoods Robertsons business in Africa and the Middle East.

Group turnover, excluding our share of the turnover of joint ventures, fell by 6% to €48 270 million. Our share of turnover from joint ventures fell to €490 million (2001: €692 million) as the increase in our holding in Unilever Bestfoods Robertsons resulted in its reclassification as a subsidiary.

Operating profit was €5 091 million (2001: €5 030 million) and the operating margin was 10.4% compared to 9.6% in 2001. Operating profit BEIA was €7 054 million (2001: €7 032 million). Operating margin BEIA improved to 14.5% from 13.5% in 2001. This underlying margin improvement reflects the continuing contribution from our Path to Growth strategy; it was offset by the strengthening of the euro, leaving operating profit BEIA in line with 2001. Group operating profit BEIA was also flat at €6 959 million.

Amortisation of goodwill and intangible assets was €1 261 million for the year, down from €1 423 million in 2001. The decrease was primarily due to the strengthening of the euro during the year. Included in the charge is €1 023 million in respect of Bestfoods.

Exceptional items included in operating profit for the year of €702 million included €1 163 million of restructuring costs, a credit of €363 million for the net profits and losses on business disposals and €98 million credit from the release of legal and environmental provisions following the settlement of certain legal claims in our favour. Associated costs included within operating profit BEIA were €191 million for the year (2001: €373 million).

The exceptional costs incurred during the year primarily relate to the Path to Growth initiatives announced in February 2000, and to the integration of Bestfoods.

Group operating profit rose by 1% to €5 007 million, with the underlying margin improvement offset by higher exceptional charges and the 6% average currency impact.

Net interest cost for the year, excluding pensions interest, was €473 million lower at €1 173 million as we benefited from strong cash flow from operations, the proceeds of business disposals, lower interest rates and the favourable effect of currency movements. Net interest cover for the year was 4.5 times, up from 3.1 times in 2001. The net interest cover on the basis of EBITDA was 7.0 times (2001: 4.9 times). The net interest credit on pensions was €108 million (2001: €42 million).

The Group’s effective tax rate on profit for the year was 39.6% (2001: 44.2%). This rate reflects the non-deductibility of the Bestfoods goodwill amortisation and a lower effective tax rate on net exceptional items. The underlying tax rate before exceptional items and amortisation for the year was 30% (2001: 33%).

Minority interests increased to €312 million (2001: €239 million), mainly as a result of a fiscal policy change affecting local shareholders in India.

Net profit for the year rose by 27% to €2 136 million; combined earnings per share were up 29%; combined earnings per share BEIA increased by 17%.

Return on invested capital increased to 9.8% from 8.7% in 2001.

Acquisitions and disposals

Acquisitions
 On 18 February 2003, we announced an agreement to acquire the remaining unheld shares in CPC/Aji Asia, a joint venture with operations in six countries, from Ajinomoto Co. Inc., Japan. Unilever will pay a total of US $381 million (€338 million) for Ajinomoto’s equity holding. Unilever had full management control of the business with effect from 25 March 2003.

On 14 October 2003, we announced the creation of Pepsi Lipton International, a 50:50 joint venture between Unilever and Pepsico, to market and distribute ready-to-drink tea in several international markets outside North America.

In 2002, we increased our holding in the Robertsons business in South Africa and Israel to 59%, and took a one-third equity share in JohnsonDiversey Holdings Inc.

Unilever Annual Report & Accounts and Form 20-F 2003	17

Back to Contents

Financial review

There were no public takeover offers made by Unilever during 2003. Public takeover offers made by Unilever during 2002 related to the following:

On 14 August 2002, Unilever Overseas Holdings Limited and other members of the Unilever Group were obliged to make an agreed public tender offer on the Cairo and Alexandria Stock Exchange in Egypt for 2 938 000 shares (49%) of El Rashidi El Mizan Confectionery SAE at a price of 31.22 Egyptian pounds per share. All the shares were acquired. The purchase and price had been agreed by Bestfoods in 2000 at the time of Bestfoods’ acquisition of 51% of the company.

Subsequently on 22 December 2002, Middle East Food and Trade Company SAE made an agreed public tender offer on the Cairo and Alexandria Stock Exchange in Egypt for 6 000 000 shares (100%) of El Rashidi El Mizan Confectionery SAE held by members of the Unilever Group at a price of 15.33 Egyptian pounds per share. The transaction was completed on 6 January 2003 and all the shares were sold.

Disposals
In 2003, we disposed of 50 businesses with a total turnover of approximately €1 130 million.

On 17 January 2003, we completed the sale of our holdings in Unipamol Malaysia Sdn. Bhd. and Pamol Plantations Sdn. Bhd. to Palmco of Malaysia, a subsidiary of IOI Corporation, for a cash consideration of €138 million. In 2002, these businesses had combined turnover of approximately €51 million.

On 28 March 2003, we completed the sale of Frigedoc, our mobile home-vending frozen foods and ice cream business in France, to Toupargel. This business had an annual turnover of approximately €242 million.

On 12 May 2003, we completed the sale of the fruit juice business in Central America to Alimentos Maravilla. This business had an annual turnover of approximately €27 million.

On 15 May 2003, we announced the sale of the Van den Bergh Oils business in the UK to Pura Foods Ltd, a subsidiary of ADM International Ltd. This business had annual third-party turnover of approximately €60 million.

On 30 June 2003 we completed the sale of ourJohn West businesses in Australasia to Simplot Australia and GS Private Equity. In 2002 this business had an annual turnover of €74 million.

On 31 August 2003 we completed the sale of our cheese business in Austria and Germany to Bongrain. In 2002 this business had an annual turnover of €105 million.

On 30 September 2003 we completed the sale of our Brut brand in North and Latin America to Helen of Troy Ltd for a cash consideration of €49 million. In 2002 this business had an annual turnover of €48 million.

On 20 October 2003 we completed the sale of our oral care brands in North America to Church & Dwight for a cash consideration of €92 million. In 2002 these businesses had annual turnover of €155 million.

On 5 December 2003 we completed the sale of the Bio Presto trademark in Italy to Henkel SpA for a cash consideration of €45 million. In 2002 this business had an annual turnover of €37 million.

On 31 December 2003 we completed the sale of our Ambrosia and Brown & Polson businesses in the UK and Ireland to Premier Ambient Products (UK) Ltd for a cash consideration of €145 million. In 2002 these businesses had an annual turnover of €87 million.

In 2002, we disposed of 35 businesses for a total consideration of approximately €1 993 million.

Significant disposals in 2002 included the DiverseyLever institutional and industrial cleaning business; the Unimills refinery business in the Netherlands; the Loders Croklaan Group; 19 foods brands sold to ACH Food Companies Inc.; the Atkinsons fragrance business; the Iberia Foods business; the Nocilla chocolate spreads business; the Mafer snacks business and the Clemente Jacques culinary business, both in Mexico.

For further information on the impact of acquisitions and disposals refer also to the Cash flow section of the Financial Review on page 19 and to note 25 on page 112.

2003

Dividends and market capitalisation
 Ordinary dividends paid and proposed on PLC ordinary capital amounted to 18.08p per 1.4p share (2002: 16.04p), an increase of 13% per share. Ordinary dividends paid and proposed on the NV ordinary capital amounted to €1.74 per €0.51 share (2002: €1.70), an increase of 2% per share. The ratio of dividends to profit attributable to ordinary shareholders was 61.5% (2002: 79.2%).

Unilever’s combined market capitalisation at 31 December 2003 was €51.1 billion (2002: €59.9 billion).

Balance sheet
During 2003, net debt decreased to €12 555 million (2002: €16 966 million). This was due to strong operating cash flow, the proceeds of business disposals and the favourable effect of currency movements.

Borrowings at the end of 2003 totalled €15 900 million (2002: €19 870 million). Taking into account the various cross currency swaps and other derivatives, 67% (2002: 78%) of Unilever’s borrowings were in US dollars, and 8% (2002: 1%) in euros, with the remainder spread over a large number of other currencies.

Long-term borrowings decreased by €2 467 million to €8 466 million at the end of 2003. At the end of 2003, short-term borrowings were €7 434 million (2002: €8 937 million), including €1 675 million of long-term debt coming to within a year of maturity at the year end. At the end of 2003, 66% of the long-term debt is repayable within five years (2002: 68%).

Unilever has committed credit facilities in place to support its commercial paper programmes and for general corporate purposes. The undrawn committed credit facilities in place at the end of 2003 were: bilateral committed credit facilities

18	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Financial review

of in aggregate US $3 737 million, bilateral notes commitments of in aggregate US $400 million and bilateral money market commitments of in aggregate US $2 080 million. Further details regarding these facilities are given in note 14 on page 94.

During 2003, a total of €509 million was raised through term financing. The term financing mainly consisted of an issue of a five-year debenture in Thailand of an equivalent of €85 million in March 2003, an issue of a 30-month debenture in India of an equivalent of €122 million in July 2003 and a five-year bond issue in South Africa of an equivalent of €118 million in September 2003.

Unilever is satisfied that its financing arrangements are adequate to meet its working capital needs for the foreseeable future.

Unilever’s contractual obligations at the end of 2003 included capital expenditure commitments, borrowings, lease commitments and other commitments. A summary of certain contractual obligations at 31 December 2003 is provided in the table below. Further details are set out in the following notes to the accounts: note 10 on page 91, note 14 on page 94 and note 24 on page 112. Details on derivatives are given in note 15 on pages 97 and 98.

Contractual obligations at 31 December 2003

	€ million	€ million	€ million	€ million	€ million
		Due			Due in
		within	Due in	Due in	over
	Total	one year	1-3 years	3-5 years	5 years

Long-term debt	8 466	–	3 600	1 969	2 897
Operating lease
obligations	1 881	321	527	432	601
Purchase obligations	391	219	133	38	1
Other long-term
commitments	264	96	69	45	54

Finance leases under contractual obligations are not material.

Cash and current investments at the end of 2003 totalled €3 345 million (2002: €2 904 million); these funds were held in euros (51%), sterling (1%), US dollars (3%), Indian Rupee (15%) and other currencies (30%). The funds are mainly to support day-to-day needs and are predominantly invested in short-term bank deposits and high-grade marketable securities.

In 2003, pension liabilities less plan assets (after allowing for deferred tax) amounted to €3 759 million (2002: €3 936 million). The reduction in the net liability has primarily arisen due to the higher than expected return on the equity market in 2003.

The euro appreciated considerably against most other Unilever currencies between the two balance sheet dates. This resulted in an exchange gain on translation of opening balances and of movements of €250 million. The translation gain arose principally on the highly geared balance sheet of our US business, which was partly offset by translation losses in other countries, notably the UK. Profit retained, after accounting for dividends and for the retranslation impact, increased by €1 527 million to €6 190 million.

Total capital and reserves increased to €5 920 million (2002: €4 702 million) reflecting the above movements in profit retained together with a €400 million net increase in shares held to meet employee share options. On the face of the balance sheet on page 78, an analysis is given indicating how consolidated capital and reserves are attributed to NV and PLC. PLC currently has negative consolidated reserves; this arises largely because of an accounting policy of writing off goodwill arising in previous years; these write-offs do not have an impact on distributable reserves.

In November 2001, NV entered into a forward purchase contract with a counterparty bank to buy 10 000 000 PLC shares at 559p per share in November 2006 to meet the obligation to employees under share option plans. If the PLC share price falls by more than 5% below 559p, cash collateral for the difference must be placed with the counterparty bank. At year end, €20 million of collateral had been placed with counterparties.

Other than as disclosed above and in note 15 on pages 97 and 98, Unilever has no off-balance sheet arrangements.

Cash flow
Cash flow from operating activities decreased by €1 103 million to €6 780 million. This was primarily the result of increased working capital outflows arising from a different pattern of brand investment and sales development between the two years.

Capital expenditure of €1 041 million was 21% below 2002 levels and at 2.4% of turnover has continued to reduce.

Acquisition activity in the year was limited. The principal transaction was the purchase of the remaining unheld shares in CPC/Aji Asia. During the year, cash proceeds of €889 million were received from disposals, notably Ambrosia in the UK and the plantations in Malaysia.

Finance and liquidity
Unilever aims to be in the top third of a reference group for Total Shareholder Return of 21 international consumer goods companies, as explained below. The Group’s financial strategy supports this objective and provides the financial flexibility to meet its strategic and day-to-day needs. The key elements of the financial strategy are:

•	Appropriate access to equity and debt capital
•	Sufficient flexibility for tactical acquisitions
•	A1/P1 short-term credit rating
•	Sufficient resilience against economic turmoil
•	Optimal weighted average cost of capital, given the constraints above

An EBITDA net interest cover greater than 8 times is consistent with this strategy. An interest cover below this level is acceptable for a period following major acquisitions.

The definition and further details on the EBITDA net interest cover ratio are given on pages 126 and 128.

Unilever concentrates cash in the parent and finance companies in order to ensure maximum flexibility in meeting changing business needs. Operating subsidiaries are financed through the mix of retained earnings, third-party borrowings and loans from parent and group financing companies that is most appropriate to the particular country and business concerned.

Unilever Annual Report & Accounts and Form 20-F 2003	19

Back to Contents

Financial review

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

Treasury
Unilever Treasury’s strategic purpose is to provide financial flexibility in support of Unilever’s Path to Growth strategy and shareholder value creation within the context of the financial strategy set out in the ‘Finance and liquidity’ section above. Unilever Treasury’s role is to ensure that appropriate financing is always available for all value-creating investments. Additionally, Treasury delivers financial services to allow operating companies to manage their financial transactions and exposures in an efficient, timely and low-cost manner.

Unilever Treasury operates as a service centre and is governed by policies and plans agreed by the Executive Committee of the Board. In addition to policies, guidelines and exposure limits, a system of authorities and extensive independent reporting covers all major areas of activity. Performance is monitored closely. Reviews are undertaken by the corporate internal audit function.

The key financial instruments used by Unilever are short- and long-term borrowings, cash and other fixed and current investments and certain straightforward derivative instruments, principally comprising interest rate swaps and foreign exchange contracts. The accounting for derivative instruments is discussed in Accounting policies on page 75. The use of leveraged instruments is not permitted.

Other relevant disclosures are given in notes 14 and 15 on pages 94 to 98.

Unilever Treasury manages a variety of market risks, including the effects of changes in foreign exchange rates, interest rates and credit spreads. Further details of the management of these risks are given on page 46.

Pensions investment strategy
The Group’s investment strategy in respect of its funded pension plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the company of the benefits provided. To achieve this, investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. The plans invest the largest proportion of the assets in equities which the Group believes offer the best returns over the long term commensurate with an acceptable level of risk. The Group also keeps a proportion of assets invested in property, bonds and cash. Most assets are managed by a number of external fund managers with a small proportion managed in house.

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

Unilever calculates TSR over a three-year rolling period. This period is sensitive enough to reflect changes but long enough to smooth out short-term volatility. The return is expressed in US dollars, based on the equivalent US dollar share price for NV and PLC. US dollars were chosen to facilitate comparison with companies in Unilever’s chosen reference group. The choice of currency affects the absolute TSR but not the relative ranking.

Unilever’s TSR target is to be in the top third of a reference group of 21 international consumer goods companies on a three-year rolling basis.

At the end of 2002 we were positioned 12th, and during 2003 we rose to 6th, achieving our target position which remains the top third of our reference group.

In 2003, the following companies formed the peer group of comparative companies:

Altria Group	Kao
Avon	Lion
Beiersdorf	L’Oréal
Cadbury Schweppes	Nestlé
Clorox	Orkla
Coca-Cola	Pepsico
Colgate	Procter & Gamble
Danone	Reckitt Benckiser
Gillette	Sara Lee
Heinz	Shiseido

Unilever’s position relative to the TSR reference group

Significant changes
Any important developments and post-balance sheet events that have occurred since 31 December 2003 have been noted in this Annual Report & Accounts and Form 20-F 2003. Otherwise, there have been no significant changes since 31 December 2003.

20	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Operating review by region
Europe

2003 results compared with 2002	€ million 2003 at 2002 rates	€ million Exchange rate effects	€ million 2003 at 2003 rates	€ million 2002 at 2002 rates	% Change at actual current rates	% Change at constant 2002 rates

Group turnover	18 720	(512)	18 208	19 573	(7)%	(4)%
Group operating profit	2 617	(54)	2 563	1 598	60%	64%

Turnover	18 809	(512)	18 297	19 657	(7)%	(4)%

Operating profit BEIA	3 101	(69)	3 032	2 746	10%	13%
Exceptional items	46	3	49	(615)
Amortisation – goodwill and intangible assets	(516)	11	(505)	(511)

Operating profit	2 631	(55)	2 576	1 620	59%	62%

Operating margin	14.0%		14.1%	8.2%
Operating margin BEIA	16.5%		16.6%	14.0%

Turnover and underlying sales growth (at constant 2002 rates)	2003 vs 2002

Underlying sales growth (%)	0.6
Effect of acquisitions (%)	0.4
Effect of disposals (%)	(5.3)
Turnover growth (%)	(4.3)

Turnover fell by 7% at current rates of exchange, with currency movements contributing a 3% decline. Operating profit grew by 59% and operating profit BEIA grew by 10%, with currency movements contributing 3% declines in both cases. The underlying performance of the business after eliminating exchange translation effects is discussed below at constant exchange rates.

Difficult economic conditions in a number of countries have been reflected in the consumer, retail and competitive environment in 2003 and in general market growth rates have slowed significantly. Against this background, underlying sales grew by 0.6%, with volume ahead by 0.4%. Turnover was 4% lower than last year through the impact of planned disposals.

There has been continued strong growth in mass personal care, partly offset by a sharp decline in prestige fragrances and the impact of price-competitive markets in laundry. In foods, growth by category in part reflects the exceptionally hot summer weather, with strong gains in ready-to-drink tea and ice cream, but lower consumption in savoury, frozen meals and cooking products.

Highlights of another good year in personal care were the launch of Sunsilk across the region and the roll-out of Dove shampoo. Other key innovations included the Dove Silk hand, body and shower range, Dove exfoliating bar, new variants of Axe and the Crystal variant of Rexona/Sure.

In laundry, good progress has been made in improving the profitability of our business through cost reduction and a strategy of focus on priority brands and markets. This has allowed us both to increase margins and to generate the funds to respond to increased levels of price competition which had led to the loss of one market share point in the year, primarily to retailer own brands.

There has been good growth in spreads and cooking products for our Healthy Heart brands Becel/Flora. For our family brands such as Rama and Blue Band we adopted a strategy of recovering substantial increases in edible oil costs which some competitors have not followed. However, overall we have held market share. We have a strong innovation programme planned for both family and heart health brands into 2004. This includes the roll-out of the Rama/Blue Band Finesse range of cream alternatives and the extension of the pro•activ brand to adjacent categories, for which we now have regulatory clearance.

Knorr Mealkits and Good For You soups were successfully launched, though overall growth for the year was held back by low consumption in the very hot summer months. Hellmann’s and Bertolli both grew strongly, with the latter benefiting from extensions into pasta sauces, dressings and toppings. Growth in UBF Foodsolutions accelerated through the year, returning to a good level in the second half, particularly through soups in the UK, the Bertolli range in Italy and the launch of Knorr dairy cream alternatives in the fourth quarter.

Tea-based beverages have performed well with an excellent contribution from Lipton ready-to-drink, including green tea and fruit juice variants. Ice cream sales also grew strongly, helped by the hot summer weather and innovations including Magnum 7 Sins, Magnum Moments, Magnum snacking bars and the roll-out of the Fruit & Fresh mix of yoghurt and ice cream.

In frozen foods we have been reshaping around faster-growing segments of the market and have been restructuring with further gains in profitability. Our priority going forward will be to return the business to a consistent level of sales growth through a more rapid transfer of successful concepts across markets, including Knorr frozen, which is now in seven markets, and through planned innovations in the areas of kids’ nutrition, convenience meals and concepts based on fresh and natural ingredients such as the recently launched range of Steam Fresh vegetables.

The regional operating margin BEIA at 16.5% was 2.5% ahead of last year. This reflects the contribution from our restructuring and savings programmes, improved mix from portfolio change and our strategy for improving profitability in home care.

Unilever Annual Report & Accounts and Form 20-F 2003	21

Back to Contents

Operating review by region
Europe (continued)

2002 results compared with 2001	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2002 at	rate	2002 at	2001 at	actual	constant
	2001 rates	effects	2002 rates	2001 rates	current rates	2001 rates

Group turnover	19 617	(44)	19 573	20 119	(3)%	(2)%
Group operating profit	1 580	18	1 598	2 412	(34)%	(34)%

Turnover	19 700	(43)	19 657	20 220	(3)%	(3)%

Operating profit BEIA	2 746	–	2 746	2 690	2%	2%
Exceptional items	(633)	18	(615)	254
Amortisation – goodwill and intangible assets	(511)	–	(511)	(511)

Operating profit	1 602	18	1 620	2 433	(33)%	(34)%

Operating margin	8.1%		8.2%	12.0%
Operating margin BEIA	13.9%		14.0%	13.3%

Turnover and underlying sales growth	2002
(at constant 2001 rates)	vs 2001

Underlying sales growth (%)	3.1
Effect of acquisitions (%)	0.5
Effect of disposals (%)	(6.0)
Turnover growth (%)	(2.6)

Turnover fell by 3% with no impact from currency movements. Operating profit fell by 33% and operating profit BEIA grew by 2%, with currency movements having only a minor effect. The underlying performance of the business after eliminating exchange translation effects is discussed below at constant exchange rates.

Underlying sales grew 3% with a continuing significant contribution from Central and Eastern Europe. Turnover was 3% lower than last year because of the impact of disposals.

Operating margin decreased 3.9% to 8.1%, but operating margin BEIA increased by 0.6% to 13.9%. This reflected the benefits from our savings programmes, including the integration of Bestfoods and strong growth in ice cream profitability driven by mix improvements and cost reductions. These gains were partly reinvested in additional support for the leading brands.

Western Europe
In Foods, underlying sales grew by 3%, including an increasing contribution from UBF Foodsolutions, our food service business. There was sustained progress in branded spreads and cooking products, which grew 5% due to the continuing impact of innovations, especially in Becel/Flora, which grew by over 10%. Savoury and dressings grew 4% with marketplace activity behind Amora, Hellmann’s, Bertolli, Knorr and Pot Noodle and the launches of soup makers, chilled soups and Bertolli pasta sauces towards the end of the year. Slim•Fast also grew well as we continued its roll-out. Ice cream showed great resilience with innovations such as Cornetto Soft and snack-size ice creams helping to offset the impact of poorer weather than the prior year to give underlying sales growth of 1%.

In Home & Personal Care in Western Europe, good growth in skin, deodorants and hair included particularly strong performances through innovation and range extension in Dove, Rexona and Axe. Laundry volumes grew by 4%, which was partly offset by pricing in a competitive environment to give an underlying sales growth of 1%, with market share being maintained.

Central and Eastern Europe
Underlying sales grew by 9% with particular strength in dressings, tea, household care and personal care. We made further good progress in Russia.

22	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Operating review by region
North America

2003 results compared with 2002	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	11 596	(1 822)	9 774	12 446	(21)%	(7)%
Group operating profit	1 263	(192)	1 071	1 541	(30)%	(18)%

Turnover	11 710	(1 841)	9 869	12 568	(21)%	(7)%

Operating profit BEIA	1 975	(315)	1 660	2 070	(20)%	(5)%
Exceptional items	(174)	35	(139)	(3)
Amortisation – goodwill and intangible assets	(503)	83	(420)	(494)

Operating profit	1 298	(197)	1 101	1 573	(30)%	(17)%

Operating margin	11.1%		11.2%	12.5%
Operating margin BEIA	16.9%		16.8%	16.5%

Turnover and underlying sales growth	2003
(at constant 2002 rates)	vs 2002

Underlying sales growth (%)	(3.1)
Effect of acquisitions (%)	0.1
Effect of disposals (%)	(4.0)
Turnover growth (%)	(6.8)

Turnover fell by 21% at current rates of exchange, with currency movements contributing a 14% decline. Operating profit fell by 30% and operating profit BEIA fell by 20%, with currency movements principally the weakening of the US dollar contributing 13% and 15% respectively. The underlying performance of the business after eliminating exchange translation effects is discussed below at constant exchange rates.

Underlying sales declined by 3.1%, including a positive 0.2% from pricing. The performance of Slim•Fast and prestige fragrances, in combination with the one-off impacts of trade de-stocking and weak out-of-home channels in the first half of the year, diluted underlying sales growth by 3.6%. Turnover, including the impact of disposals, declined by 7%.

In mass personal care we improved our overall market position through Axe deodorants, and have established the Dove brand in daily hair care. In laundry we have further improved profitability, notwithstanding negative pricing through bonus pack promotions in a competitive market in which we have lost a little under one percentage point of market share.

Our prestige fragrance business has declined in weak markets. Our priority has been to restructure the business onto a more robust footing. We have refocused the brand portfolio and we are reducing costs to release funds for future investment behind innovation in the leading brands.

Unilever Bestfoods sales grew in a competitive market and in a year in which we successfully introduced a new ‘go to market’ approach. Particular strengths were Hellmann’s, Lipton and Bertolli through pasta sauces and frozen foods, Becel margarine in Canada and Lawry’s through the new Spice Blends steak sauce. These good performances were partly offset by declines in spreads consumption because of lower butter prices, and by declines in Bertolli olive oil and in Ragú pasta sauces due to changes in our approach to promotional plans and timing.

In ice cream we continue to grow well and gain market share, notwithstanding weak out-of-home markets. Breyers and Good Humor performed strongly in grocery channels, including the extension of the health range and the introduction of Slim•Fast.

Our Foodsolutions business moved ahead despite weak market conditions with a stronger performance in the second half of the year.

Slim•Fast has been heavily affected by changing consumer tastes and dieting choices. We have responded with the launch of a range of new products in the second half of the year, and a relaunch of the brand at the start of 2004. We remain confident of the longer-term growth opportunity, based on our leadership of this large growth market and the proven approach of Slim•Fast to healthy weight management underpinned by clinical studies and continued strong endorsement from the medical profession.

The regional operating margin BEIA at 16.9% was 0.4% ahead of the prior year.

Unilever Annual Report & Accounts and Form 20-F 2003	23

Back to Contents

Operating review by region
North America (continued)

2002 results compared with 2001	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2002 at	rate	2002 at	2001 at	actual	constant
	2001 rates	effects	2002 rates	2001 rates	current rates	2001 rates

Group turnover	13 077	(631)	12 446	13 767	(10)%	(5)%
Group operating profit	1 614	(73)	1 541	1 127	37%	43%

Turnover	13 205	(637)	12 568	13 880	(9)%	(5)%

Operating profit BEIA	2 173	(103)	2 070	1 999	4%	9%
Exceptional items	(7)	4	(3)	(276)
Amortisation – goodwill and intangible assets	(519)	25	(494)	(564)

Operating profit	1 647	(74)	1 573	1 159	36%	42%

Operating margin	12.5%		12.5%	8.4%
Operating margin BEIA	16.5%		16.5%	14.4%

Turnover and underlying sales growth	2002
(at constant 2001 rates)	vs 2001

Underlying sales growth (%)	1.1
Effect of acquisitions (%)	0.2
Effect of disposals (%)	(6.1)
Turnover growth (%)	(4.9)

Turnover fell by 9% with currency movements contributing a 4% reduction. Operating profit rose by 36% and operating profit BEIA grew by 4%, with currency movements contributing reductions of 6% and 5% respectively. The underlying performance of the business after eliminating exchange translation effects is discussed below at constant exchange rates.

Underlying sales grew 1% with a stronger performance in the second half as marketplace activity built through the year. Turnover declined 5% through the impact of disposals, notably DiverseyLever and Mazola.

In Foods, underlying sales grew 2% and our market shares remained firm. Slim•Fast continued to expand, passing the €1 billion turnover mark globally. Ice cream grew at over 5% and Wishbone, Becel and Knorr also moved ahead well. In addition to an active programme behind these brands, innovations including Lipton Brisk lemonade and Ragú Rich and Meaty sauces led growth in the second half of the year. Overall, underlying sales growth in 2002 was held back by promotional price competition in mayonnaise, the exit from Hellmann’s pourable dressings and the impact of lower butter prices on the margarine market.

In Home & Personal Care, underlying sales growth was flat for 2002, with an improved performance in the latter part offsetting a slow start to the year. This reflected both the timing of the overall innovation plan and the steps taken to improve profitability in laundry to give the base for a more active programme from the fourth quarter. The successful launches of Axe deodorant and all fabric conditioner and the relaunch of Dove body wash contributed to a strong finish to the year.

Operating margin increased 4.1% to 12.5% and operating margin BEIA increased by 2.1% to 16.5% in 2002. This was driven particularly by improvements in laundry profitability but also widespread benefits from savings programmes partly reinvested in additional advertising and promotion.

24	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Operating review by region
Africa, Middle East and Turkey

2003 results compared with 2002	€ million	€	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	3 360	(84)	3 276	3 139	4%	7%
Group operating profit	428	(9)	419	282	49%	52%

Turnover	3 390	(88)	3 302	3 225	2%	5%

Operating profit BEIA	450	(12)	438	349	26%	29%
Exceptional items	7	(1)	6	(39)
Amortisation – goodwill and intangible assets	(25)	3	(22)	(19)

Operating profit	432	(10)	422	291	45%	48%

Operating margin	12.7%		12.8%	9.0%
Operating margin BEIA	13.3%		13.3%	10.8%

Turnover and underlying sales growth	2003
(at constant 2002 rates)	vs 2002

Underlying sales growth (%)	7.4
Effect of acquisitions (%)	1.6
Effect of disposals (%)	(3.7)
Turnover growth (%)	5.1

Turnover grew by 2% at current rates of exchange, with currency movements contributing a 3% decline. Operating profit grew by 45% and operating profit BEIA grew by 26%, with currency movements contributing 3% declines in both cases. The underlying performance of the business after eliminating exchange translation effects is discussed below at constant exchange rates.

Underlying sales grew 7.4% with 5% from volume growth. Turnover grew 5% including the net impact of acquisitions and disposals.

Innovations behind the Omo and Surf brands were the drivers of an excellent performance in laundry. In personal care, Dove, Lux and Rexona all grew at over 20%, while Sunsilk has achieved the leading position in hair care in Turkey.

In Foods, growth in savoury was led by Knorr, and included the launch into a number of countries in the Middle East. Ice cream and Lipton tea also grew well, while volumes declined in cooking oils, especially in French West Africa.

The regional operating margin BEIA at 13.3% was 2.5% ahead of last year, mainly through higher gross margins from production-cost reduction, the benefits of volume growth and the reversal of previous devaluation-led cost increases.

Unilever Annual Report & Accounts and Form 20-F 2003	25

Back to Contents

Operating review by region
Africa, Middle East and Turkey (continued)

2002 results compared with 2001	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2002 at	rate	2002 at	2001 at	actual	constant
	2001 rates	effects	2002 rates	2001 rates	current rates	2001 rates

Group turnover	3 654	(515)	3 139	3 191	(2)%	15%
Group operating profit	342	(60)	282	196	44%	74%

Turnover	3 754	(529)	3 225	3 455	(7)%	9%

Operating profit BEIA	422	(73)	349	373	(6)%	13%
Exceptional items	(45)	6	(39)	(139)
Amortisation – goodwill and intangible assets	(23)	4	(19)	(26)

Operating profit	354	(63)	291	208	40%	70%

Operating margin	9.4%		9.0%	6.0%
Operating margin BEIA	11.2%		10.8%	10.8%

Turnover and underlying sales growth	2002
(at constant 2001 rates)	vs 2001

Underlying sales growth (%)	6.5
Effect of acquisitions (%)	5.3
Effect of disposals (%)	(3.1)
Turnover growth (%)	8.6

Turnover fell by 7%, which included a 16% reduction arising from currency movements. Operating profit rose by 40% and operating profit BEIA fell by 6%, with currency movements contributing reductions of 30% and 19% respectively. The underlying performance of the business after eliminating exchange translation effects is discussed below at constant exchange rates.

Underlying sales grew by 6.5% with turnover ahead by 8.6% as we now consolidated all of the Bestfoods Robertsons business following the increase in our shareholding.

Growth was broad-based across categories with the major contributions from marketing activities behind Knorr, Lipton, Lux,

Dove and laundry brands. South Africa performed particularly well with good underlying sales growth especially in Omo, Sunsilk, Axe and Lux in Home & Personal Care and Knorr, Lipton, Rama and Flora pro•activ in Foods. In Turkey, the weak economy led to consumer downtrading and market contraction and our sales declined as a result. Elsewhere in the region we strengthened our market position, particularly in Algeria, Arabia, Egypt, Morocco and West Africa.

Operating margin increased 3.4% to 9.4% and operating margin BEIA increased 0.4% to 11.2% in 2002 after an increase in investment behind the leading brands.

26	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Operating review by region
Asia and Pacific

2003 results compared with 2002	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	8 039	(976)	7 063	7 679	(8)%	5%
Group operating profit	1 217	(145)	1 072	1 081	(1)%	13%

Turnover	8 076	(982)	7 094	7 865	(10)%	3%

Operating profit BEIA	1 166	(142)	1 024	1 119	(8)%	4%
Exceptional items	98	(10)	88	13
Amortisation – goodwill and intangible assets	(47)	7	(40)	(30)

Operating profit	1 217	(145)	1 072	1 102	(3)%	10%

Operating margin	15.1%		15.1%	14.0%
Operating margin BEIA	14.4%		14.4%	14.2%

Turnover and underlying sales growth	2003
(at constant 2002 rates)	vs 2002

Underlying sales growth (%)	3.7
Effect of acquisitions (%)	1.9
Effect of disposals (%)	(2.8)
Turnover growth (%)	2.7

Turnover fell by 10% at current rates of exchange, with currency movements contributing a 13% decline. Operating profit fell by 3% and operating profit BEIA fell by 8%, with currency movements, notably in India, contributing 13% and 12% respectively. The underlying performance of the business after eliminating exchange translation effects is discussed below at constant exchange rates.

Underlying sales grew by 3.7%, almost entirely from volume. Turnover, including the net impact of acquisitions and disposals, increased by 2.7%.

In our Home & Personal Care consumer business, growth has been strong and broad-based across categories. Activities behind Lux included the launch of the Lux Spa range in Japan and Lux Super Rich shampoo in a number of markets. Lifebuoy was relaunched in India with new variants and the distribution of Lifebuoy shampoo was extended in Indonesia. Pond’s growth was led by the launch of mini-pack moisturisers in Indonesia and good performances in China and India. The launch of the ‘no marks’ variant boosted growth of Fair & Lovely in India. Laundry benefited from activities including the relaunch of Breeze Colour in Thailand, improved formulations in Vietnam and launches of variants of Surf with fabric conditioner, and a Surf bar with bleach in the Philippines. Sales in low-margin, non-consumer businesses were sharply lower, as planned.

In Foods the main focus in the year was improving the overall shape of the business. This included acquiring the outstanding part of the CPC/Ajinomoto joint venture, disposing of, or withdrawing from, several non-leading brands and improving the distribution system in the Philippines. This was reflected in a progressive pick-up in the growth of the leading brands over the year. Indonesia has made further progress with Bango, Royco and Sariwangi as we improved distribution. In leaf tea Brooke Bond was relaunched in India and Lipton green tea bags were launched in China. Knorr Soupy Snax were launched in India and the Knorr brand has grown well in China.

The regional operating margin BEIA at 14.4% was 0.2% ahead of the previous year after a 0.4% increase in advertising and promotions.

Unilever Annual Report & Accounts and Form 20-F 2003	27

Back to Contents

Operating review by region
Asia and Pacific (continued)

2002 results compared with 2001
	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2002 at	rate	2002 at	2001 at	actual	constant
	2001 rates	effects	2002 rates	2001 rates	current rates	2001 rates

Group turnover	8 045	(366)	7 679	7 846	(2)%	3%
Group operating profit	1 130	(49)	1 081	873	24%	29%

Turnover	8 242	(377)	7 865	8 046	(2)%	2%

Operating profit BEIA	1 170	(51)	1 119	1 088	3%	8%
Exceptional items	13	–	13	(157)
Amortisation – goodwill and intangible assets	(32)	2	(30)	(40)

Operating profit	1 151	(49)	1 102	891	24%	29%

Operating margin	14.0%		14.0%	11.1%
Operating margin BEIA	14.2%		14.2%	13.5%

Turnover and underlying sales growth (at constant 2001 rates)	2002 vs 2001

Underlying sales growth (%)	4.8
Effect of acquisitions (%)	0.3
Effect of disposals (%)	(2.6)
Turnover growth (%)	2.4

Turnover fell by 2%, with currency movements giving a reduction of 4%. Operating profit rose by 24% and operating profit BEIA rose by 3%, with currency movements contributing reductions of 5% in both cases. The underlying performance of the business after eliminating exchange translation effects is discussed below at constant exchange rates.

Underlying sales grew by 4.8%. Including the impact of disposals, turnover grew by 2.4%.

Home & Personal Care grew well across both categories and countries. Indonesia, Philippines and Vietnam performed particularly well and skin, hair and deodorants all grew at over 10% across the region through innovations and support behind Dove, Lifebuoy and Pond’s. Underlying sales growth in India accelerated through the year to reach 3% for the full year despite the planned harvesting of non-leading brands. The stronger second half in India was led by Fair & Lovely with the launch of a herbal variant, Pond’s with new small packs, the launch of a new Vaseline variant for treating damaged skin and good growth in laundry.

In Foods, good growth in South East Asia reflected the Bestfoods brands benefiting from the Unilever distribution system, innovation in Knorr, and a strengthening of the Bango soy sauce and Sariwangi tea brands in Indonesia. This performance was partly offset by declines in tea in Central Asia as prices were adjusted to reflect lower commodity prices and a focus on improving profitability as we exited from low-value, low-growth commoditised teas. In Japan the successful alliance with Suntory in ready-to-drink tea has doubled the market share of Lipton to over 25%.

Operating margin increased 2.9% to 14.0% and operating margin BEIA increased to 14.2% in 2002 with gains from our savings programmes partly reinvested in increased advertising and promotions.

28	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Operating review by region
Latin America

2003 results compared with 2002
	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	5 706	(1 334)	4 372	5 433	(20)%	5%
Group operating profit	489	(131)	358	505	(29)%	(3)%

Turnover	5 715	(1 335)	4 380	5 445	(20)%	5%

Operating profit BEIA	809	(191)	618	770	(20)%	5%
Exceptional items	(114)	10	(104)	(58)
Amortisation – goodwill and intangible assets	(207)	51	(156)	(207)

Operating profit	488	(130)	358	505	(29)%	(3)%

Operating margin	8.5%		8.2%	9.3%
Operating margin BEIA	14.2%		14.1%	14.1%

Turnover and underlying sales growth (at constant 2002 rates)	2003 vs 2002

Underlying sales growth (%)	8.1
Effect of acquisitions (%)	0.1
Effect of disposals (%)	(3.1)
Turnover growth (%)	5.0

Turnover fell by 20% at current rates of exchange, with currency movements contributing a 25% decline. Operating profit fell by 29% and operating profit BEIA fell by 20%, with currency movements, notably in Brazil and Mexico, contributing 26% and 25% respectively. The underlying performance of the business after eliminating exchange translation effects is discussed below at constant exchange rates.

Underlying sales grew by 8.1%, entirely through pricing as we recovered earlier devaluation-led cost increases. The speed of economic recovery is, however, uneven and Brazil in particular remains weak although we have seen a strong improvement in Argentina. Home & Personal Care moved back into positive volume growth in the second half of the year, but this was offset by continuing market declines in Foods categories, resulting in a 2.2% overall volume decline for the year. Including the impact of disposals, turnover increased 5.0%.

The key drivers of growth have been our personal care brands: Lux, which has been relaunched with innovations in both product and packaging; Sunsilk, including the test launch of hair colorants in Argentina, Mexico and Brazil and the success of the Lisage hair-straightening variant; Rexona, with the launch of a deodorant spray in Colombia and Venezuela; and Axe, with the launch of new variants and extension to new geographies.

In laundry we have continued to hold strong share positions and have delivered good growth. A series of innovations were introduced under the Omo, Radiant and Surf brands, and fabric conditioners in Argentina performed particularly well.

In Foods, markets continue to be competitive and consumption remains weak, especially in Brazil. Nonetheless we have continued to improve the base of our business. Innovations have boosted strong growth for the AdeS soy-based drink. Arisco has grown well in Brazil, showing the value of alternative ‘smart choice’ brands in a difficult economy. The savoury portfolio has been strengthened through the migration of the Cica brand to Knorr in Brazil and the introduction of Knorr to Central America. Overall growth in Foods is impacted by our actions to reduce the tail of non-leading brands by managing some brands for value through a harvest strategy or through disposal.

The regional operating margin BEIA at 14.2% was 0.1% ahead of last year with an improvement in gross margin partly reinvested in increased advertising and promotions. We are making good progress with savings programmes and have been progressively recovering the impact of devaluation-led cost increases.

Unilever Annual Report & Accounts and Form 20-F 2003	29

Back to Contents

Operating review by region
Latin America (continued)

2002 results compared with 2001

	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2002 at	rate	2002 at	2001 at	actual	constant
	2001 rates	effects	2002 rates	2001 rates	current rates	2001 rates

Group turnover	7 106	(1 673)	5 433	6 591	(18)%	8%
Group operating profit	648	(143)	505	338	49%	92%

Turnover	7 119	(1 674)	5 445	6 605	(18)%	8%

Operating profit BEIA	1 022	(252)	770	882	(13)%	16%
Exceptional items	(95)	37	(58)	(261)
Amortisation – goodwill and intangible assets	(279)	72	(207)	(282)

Operating profit	648	(143)	505	339	49%	91%

Operating margin	9.1%		9.3%	5.1%
Operating margin BEIA	14.4%		14.1%	13.4%

Turnover and underlying sales growth (at constant 2001 rates)	2002 vs 2001

Underlying sales growth (%)	12.1
Effect of acquisitions (%)	0.5
Effect of disposals (%)	(4.4)
Turnover growth (%)	7.8

Turnover fell by 18%, after a reduction of 26% arising from currency movements. Weaker currencies in Argentina and Brazil contributed 10% and 5% respectively to this decline. Operating profit rose by 49% and operating profit BEIA fell by 13%, with currency movements contributing reductions of 42% and 29% respectively. The underlying performance of the business after eliminating exchange translation effects is discussed below at constant exchange rates.

Underlying sales grew by 12.1%, driven by pricing action to recover devaluation-led cost increases, particularly in Argentina. Outside Argentina, volumes grew by 2% with price ahead by 9%. Including the impact of disposals, turnover in the region grew by 8%. Excluding the impact of acquisitions and disposals, turnover was 14% below 2001 levels.

Personal care performed very strongly in 2002.Sunsilk shampoo marketed in Latin America as Sedal grew well across the region. Dove shampoo was launched in Brazil, Chile, Mexico and Peru and made very good progress. In deodorants, Rexona was successfully launched in Venezuela and relaunched in Colombia and we took clear market leadership in Mexico. In laundry, market shares have held firm against our nearest competitor and we responded to changed economic conditions with packs which specifically address the reduced spending power of consumers.

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

In Argentina, consumer demand was considerably down and volumes were affected as a result. We continued to hold strong market shares and our experienced local management managed the business in a way which preserves its long-term health.

Operating margin increased 4.0% to 9.1% and operating margin BEIA increased by 1.0% to 14.4% in 2002, after an increase in investment behind the leading brands.

30	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Operating review by category – Foods
Financial overview

2003 results compared with 2002	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	26 212	(2 241)	23 971	26 937	(11)%	(3)%
Group operating profit	2 794	(146)	2 648	2 083	27%	34%

Turnover	26 470	(2 270)	24 200	27 390	(12)%	(3)%

Operating profit BEIA	4 226	(326)	3 900	3 885	0%	9%
Exceptional items	(115)	24	(91)	(489)
Amortisation – goodwill and intangible assets	(1 265)	150	(1 115)	(1 230)

Operating profit	2 846	(152)	2 694	2 166	24%	31%

Operating margin	10.8%		11.1%	7.9%
Operating margin BEIA	16.0%		16.1%	14.2%

Pages 32 to 39 present a review of performance in each major product category, which are as follows:

•	Savoury and dressings
•	Spreads and cooking products
•	Health & wellness and beverages
•	Ice cream and frozen foods

Included in the figures for each category are the results of our UBF Foodsolutions business.

Foods
During 2003, our leading brands grew by 1.2%, while underlying sales grew by 0.4%. Turnover fell by 12% at current rates of exchange, with currency movements contributing 9% of this decline. Operating profit rose by 24% and operating profit BEIA was flat. Operating margin increased to 11.1% (2002: 7.9%) and operating margin BEIA increased to 16.1% (2002: 14.2%).

Unilever’s food and beverage brands and products are enjoyed by millions of people around the world. Our portfolio focuses increasingly on brands with the potential to grow across borders and categories, in markets that are growing rapidly as consumers demand more choice, great taste, healthier options and convenience.

Since the creation of Unilever Bestfoods in 2000, we have continued to build the basis for sustained, profitable growth. We are shaping our leading brands for growth through innovation that targets fast-growing segments of the food and beverage market and by building brand equity, rationalising brand families and migrations. We are focusing our portfolio with an ambitious programme of disposals. We are improving profitability, simplifying the business and making good progress on all other key levers of value creation.

UBF Foodsolutions
UBF Foodsolutions is one of the world’s largest food service businesses. It operates in more than 60 countries around the world.

The business is focused on delivering innovative, relevant solutions to the professional chef and caterer, leveraging our consumer brands – already 85% of product sales – and technology. In 2003, UBF Foodsolutions continued to grow despite challenging conditions in key markets.

Unilever Annual Report & Accounts and Form 20-F 2003	31

Back to Contents

Operating review by category – Foods
Savoury and dressings

2003 results compared with 2002	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	9 419	(868)	8 551	9 272	(8)%	2%
Group operating profit	499	(24)	475	399	19%	25%

Turnover	9 482	(873)	8 609	9 503	(9)%	0%

Operating profit BEIA	1 642	(146)	1 496	1 483	1%	11%
Exceptional items	(124)	14	(110)	8
Amortisation – goodwill and intangible assets	(1 016)	108	(908)	(1 064)

Operating profit	502	(24)	478	427	12%	18%

Operating margin	5.3%		5.6%	4.5%
Operating margin BEIA	17.3%		17.4%	15.6%

Turnover and underlying sales growth	2003
(at constant 2002 rates)	vs 2002

Underlying sales growth (%)	1.6
Effect of acquisitions (%)	1.6
Effect of disposals (%)	(3.3)
Turnover growth (%)	(0.2)

Turnover fell by 9% at current rates of exchange, with currency movements contributing a 9% decline. Operating profit grew by 12% and operating profit BEIA grew by 1%, with currency movements contributing a 6% and 10% decline respectively. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

Unilever’s world leadership of both the savoury and dressings foods categories was maintained. The rate of growth in savoury slowed in 2003, partially due to a hot summer in Europe and weakness in food service markets in the first half of the year.

Brazil had a strong performance where the Cica migration to Knorr has gone well, substantially improving overall growth. Elsewhere, innovations responsive to consumer needs sparked growth. The success of wet soups in France continued, with Knorr growing and riding the ’ready-to’ and Good For You wave. Lipton Asian side dish innovations in the US helped regain category leadership, while the Knorr Cubitos seasonings in Latin America is a fine example of the creative use of technology to target low-income consumers.

Knorr frozen is gaining momentum, now having an established presence in seven markets in Europe and with turnover now exceeding €100 million.

Dressings had a good year, with strong performances in Europe and the US. Results reflect good share performance in core markets and the positive impact of innovations.

Category growth was driven by Hellmann’s, Calvé and Amora. Hellmann’s benefited in key countries, particularly UK and Ireland, from a successful launch of snack sauces, strong promotional activity and favourable weather. Calvé was driven by good performance in Russia, based on the continued relaunch of mayonnaise and ketchup.

In North America, results were driven by a strong Hellmann’s performance in a robust mayonnaise market, helped by additional promotional investment.

32	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Operating review by category – Foods
Savoury and dressings (continued)

2002 results compared with 2001	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2002 at	rate	2002 at	2001 at	actual	constant
	2001 rates	effects	2002 rates	2001 rates	current rates	2001 rates

Group turnover	9 887	(615)	9 272	9 597	(3)%	3%
Group operating profit	413	(14)	399	744	(46)%	(44)%

Turnover	10 138	(635)	9 503	9 999	(5)%	1%

Operating profit BEIA	1 602	(119)	1 483	1 634	(9)%	(2)%
Exceptional items	(4)	12	8	349
Amortisation – goodwill and intangible assets	(1 155)	91	(1 064)	(1 218)

Operating profit	443	(16)	427	765	(44)%	(42)%

Operating margin	4.4%		4.5%	7.7%
Operating margin BEIA	15.8%		15.6%	16.3%

Turnover and underlying sales growth	2002
(at constant 2001 rates)	vs 2001

Underlying sales growth (%)	4.1
Effect of acquisitions (%)	1.5
Effect of disposals (%)	(4.1)
Turnover growth (%)	1.4

Turnover fell by 5% at current rates of exchange, with currency movements accounting for a reduction of 6%. Operating profit fell by 44% and operating profit BEIA fell by 9%, with currency movements contributing reductions of 2% and 7% respectively. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

We are world leaders in both the savoury and dressings foods categories. Knorr, Unilever’s biggest brand, grew across 100 markets in 2002 with products as diverse as seasonings and meal kits, snacks and frozen food. There was a clear acceleration in the pace of growth as the year progressed.

Innovation met the needs of consumers with a love of good food but little time to cook: for example, we introduced Knorr soupy snacks, Knax noodle cups, a snack launched in Latin America, and Knorr Vie, a healthy eating range in Europe. The growing international appeal of Bertolli delivered underlying sales growth for the brand of 8.5%. Once solely an Italian olive oil, the Bertolli portfolio now ranges from pasta sauces and meal solutions to spreads and snacks.

The enduring popularity of mayonnaise drove good growth in Hellmann’s in Europe and Latin America, but competitive pressure in North America and our withdrawal from liquid salad dressings affected the brand’s overall performance, leaving turnover flat year-on-year. Australia was welcomed to the world of Hellmann’s with the launch of dressings and mayonnaise.

Calvé and Wishbone also delivered strong results. Growth was fuelled by innovations that took our key dressings brands beyond mayonnaise into new tastes and flavours, dips and sauces, many inspired by Amora and Maille.

Underlying sales growth was 4% and, allowing for disposals, turnover increased 1% in 2002. Operating margin decreased 3.3% to 4.4% and operating margin BEIA was moderately below 2001 at 15.8%, after an increase in advertising and promotions.

Unilever Annual Report & Accounts and Form 20-F 2003	33

Back to Contents

Operating review by category – Foods
Spreads and cooking products

2003 results compared with 2002	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	5 366	(389)	4 977	6 145	(19)%	(13)%
Group operating profit	806	(24)	782	768	2%	5%

Turnover	5 419	(391)	5 028	6 216	(19)%	(13)%

Operating profit BEIA	911	(46)	865	967	(10)%	(6)%
Exceptional items	(9)	7	(2)	(161)
Amortisation – goodwill and intangible assets	(89)	15	(74)	(19)

Operating profit	813	(24)	789	787	0%	3%

Operating margin	15.0%		15.7%	12.7%
Operating margin BEIA	16.8%		17.2%	15.5%

Turnover and underlying sales growth (at constant 2002 rates)	2003 vs 2002

Underlying sales growth (%)	(2.9)
Effect of acquisitions (%)	0.7
Effect of disposals (%)	(10.9)
Turnover growth (%)	(12.8)

Turnover fell by 19% at current rates of exchange, with currency movements contributing a 6% decline. Operating profit was flat and operating profit BEIA fell by 10%, with currency movements contributing 3% and 4% respectively. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

Against the backdrop of two years of strong growth, 2003 was a tough year for the margarine category due to relatively low butter prices in key markets, and the adverse impact on bread consumption driven by a strong consumer trend towards low carbohydrate diets in the US and UK. However, we maintained our market shares in key countries.

Becel/Flora, our Healthy Heart spreads brands, continued to grow on the strength of pro•activ, which grew strongly during 2003.

Sustained product efficacy endorsement by key opinion formers and healthcare professionals was key to continued momentum. The unique partnership of Becel/Flora with the World Heart Federation helped increase awareness on how lowering cholesterol can contribute to a healthy lifestyle.

Rama/Blue Band had a difficult start to the year due to severe price pressures mainly in Europe. The launch of dairy cream alternatives in several countries in Europe and Latin America in the fourth quarter is progressing well, with a roll-out to additional markets in 2004.

Innovation continues to be the key driver of growth in this category. Examples of adapting to local taste and storage conditions are evident in the launch of ambient stable margarines and sweet spreads in Africa and savoury spreads in Latin America.

34	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Operating review by category – Foods
Spreads and cooking products (continued)

2002 results compared with 2001	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2002 at	rate	2002 at	2001 at	actual	constant
	2001 rates	effects	2002 rates	2001 rates	current rates	2001 rates

Group turnover	6 401	(256)	6 145	6 681	(8)%	(4)%
Group operating profit	779	(11)	768	751	2%	4%

Turnover	6 474	(258)	6 216	6 771	(8)%	(4)%

Operating profit BEIA	990	(23)	967	1 039	(7)%	(5)%
Exceptional items	(169)	8	(161)	(259)
Amortisation – goodwill and intangible assets	(22)	3	(19)	(9)

Operating profit	799	(12)	787	771	2%	4%

Operating margin	12.3%		12.7%	11.4%
Operating margin BEIA	15.3%		15.5%	15.3%

Turnover and underlying sales growth (at constant 2001 rates)	2002 vs 2001

Underlying sales growth (%)	2.3
Effect of acquisitions (%)	0.5
Effect of disposals (%)	(6.9)
Turnover growth (%)	(4.4)

Turnover fell by 8% at current rates of exchange, with currency movements contributing a 4% reduction. Operating profit grew by 2% and operating profit BEIA fell by 7% with currency movements contributing reductions of 2% in both cases. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

In 2002, we built on our position as the market leader in branded margarine and spreads. In this sector, as elsewhere, the strength of our local roots and understanding of regional tastes and cultures helped deliver growth.

Innovation was key to our strong performance. The sustained success of pro•activ, an innovation that is proven to reduce cholesterol, continued to drive rapid growth in our leading spreads brands, Becel/Flora, which grew by 11.6%. Healthier, more convenient cooking products, including Rama and Culinesse and family-oriented spreads, such as Blue Band, all contributed towards our good performance.

An important driver of success has been increasing support from key opinion formers, such as healthcare professionals. During the year, we complemented our alliances with national heart associations with the worldwide sponsorship of the World Heart Federation’s World Heart Day.

Including the impact of disposing of several oil businesses, turnover fell 4% in 2002, while underlying sales grew by over 2%. Operating margin increased 0.9% to 12.3% but operating margin BEIA was unchanged from 2001 at 15.3%, after increased advertising and promotions investment.

Unilever Annual Report & Accounts and Form 20-F 2003	35

Back to Contents

Operating review by category – Foods
Health & wellness and beverages

2003 results compared with 2002	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	3 910	(461)	3 449	4 064	(15)%	(4)%
Group operating profit	413	(46)	367	347	6%	19%

Turnover	4 052	(483)	3 569	4 215	(15)%	(4)%

Operating profit BEIA	603	(76)	527	602	(12)%	0%
Exceptional items	(11)	–	(11)	(99)
Amortisation – goodwill and intangible assets	(137)	24	(113)	(120)

Operating profit	455	(52)	403	383	5%	19%

Operating margin	11.2%		11.3%	9.0%
Operating margin BEIA	14.9%		14.8%	14.3%

Turnover and underlying sales growth (at constant 2002 rates)	2003 vs 2002

Underlying sales growth (%)	(1.7)
Effect of acquisitions (%)	0.4
Effect of disposals (%)	(2.5)
Turnover growth (%)	(3.9)

Turnover fell by 15% at current rates of exchange, with currency movements contributing an 11% decline. Operating profit grew by 5% and operating profit BEIA fell by 12%, with currency movements contributing a 14% and 12% decline respectively. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

Health & wellness
In 2003, we encountered many challenges with the Slim•Fast brand while other parts of the health & wellness category performed well.

Turnover of Slim•Fast declined by 21% as the entire weight-loss category was hit by an unprecedented shift in consumer preferences towards low-carbohydrate products. The impact was especially pronounced in the US, the largest market for Slim•Fast. Slim•Fast has responded by focusing on the Slim•Fast Plan as a proven and effective weight-loss programme with an expanded range of products, including pasta and soups. Low-carbohydrate and high-protein products were also launched at the end of 2003.

AdeS, our healthy, nutritious drink had another very strong year in Latin America.

Beverages
Lipton had an excellent year with underlying sales growth of 8%. Lipton has continued to build on its natural vitality positioning and provides healthy, refreshing beverages, including a wide range of leaf tea offerings and ready-to-drink Lipton Ice Tea.

Growth was particularly strong in Europe where hot summer weather provided ideal market conditions for Lipton Ice Tea. Lipton Brewed Ice Tea was a very successful new innovation launched by UBF Foodsolutions in the US as we continue to build Lipton in the out-of-home segment. An improved marketing mix for Lipton Green – in both a cold and hot format – was successfully launched in Europe and extends Lipton into an important segment. We also expanded our successful North American partnership with Pepsi to include many more countries.

We continue to have strong positions in key traditional tea markets. In 2003, we had a very successful relaunch of the Brooke Bond brand in India.

36	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Operating review by category – Foods
Health & wellness and beverages (continued)

2002 results compared with 2001	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2002 at	rate	2002 at	2001 at	actual	constant
	2001 rates	effects	2002 rates	2001 rates	current rates	2001 rates

Group turnover	4 308	(244)	4 064	4 150	(2)%	4%
Group operating profit	372	(25)	347	255	36%	46%

Turnover	4 467	(252)	4 215	4 299	(2)%	4%

Operating profit BEIA	641	(39)	602	559	8%	15%
Exceptional items	(105)	6	(99)	(127)
Amortisation – goodwill and intangible assets	(127)	7	(120)	(136)

Operating profit	409	(26)	383	296	29%	38%

Operating margin	9.2%		9.0%	6.9%
Operating margin BEIA	14.3%		14.3%	13.0%

Turnover and underlying sales growth (at constant 2001 rates)	2002 vs 2001

Underlying sales growth (%)	3.9
Effect of acquisitions (%)	0.6
Effect of disposals (%)	(0.5)
Turnover growth (%)	3.9

Turnover fell by 2% at current rates of exchange, with currency movements contributing a 6% reduction. Operating profit grew by 29% and operating profit BEIA grew by 8%, with currency movements contributing reductions of 9% and 7% respectively. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

Turnover increased by 4% and operating margin BEIA improved from 13.0% to 14.3%, through the benefits of our savings programmes and the exit from less profitable tea businesses in India.

Health & wellness
In 2002, we continued to meet the growing consumer demand for healthy food products, in both industrialised and developing markets.

New additions to the Slim•Fast range helped consumers to manage their weight healthily with food that fits into their daily lives. Slim•Fast turnover grew 10.8%, with a range extending from meal replacement drinks and bars to soups. It continued to expand beyond its US heartland, in the UK, Germany and the Netherlands. Slim•Fast continues to focus on the health & wellness consumer hotspot and is well positioned in relation to emerging concerns about obesity.

AdeS, our nutritious, healthy drink continued to grow strongly in Brazil, while we expanded Telma, a cereal brand from Israel, into snacking with the launch of children’s cereal bars.

Beverages
Lipton grew by 3.8% with turnover in more than 100 countries. The Lipton product range is inspired by the healthy, refreshing qualities of tea and includes ready-to-drink Lipton Ice Tea, new concepts such as Lipton Brisk lemonade and a wide range of leaf tea offerings.

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

We maintained leadership positions in key traditional tea markets such as the UK and India.

Unilever Annual Report & Accounts and Form 20-F 2003	37

Back to Contents

Operating review by category – Foods
Ice cream and frozen foods

2003 results compared with 2002	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	7 517	(523)	6 994	7 456	(6)%	1%
Group operating profit	1 076	(52)	1 024	569	80%	89%

Turnover	7 517	(523)	6 994	7 456	(6)%	1%

Operating profit BEIA	1 070	(58)	1 012	833	22%	28%
Exceptional items	29	3	32	(237)
Amortisation – goodwill and intangible assets	(23)	3	(20)	(27)

Operating profit	1 076	(52)	1 024	569	80%	89%

Operating margin	14.3%		14.6%	7.6%
Operating margin BEIA	14.2%		14.5%	11.2%

Turnover and underlying sales growth	2003
(at constant 2002 rates)	vs 2002

Underlying sales growth (%)	2.4
Effect of acquisitions (%)	0.2
Effect of disposals (%)	(1.8)
Turnover growth (%)	0.8

Turnover fell by 6% at current rates of exchange, with currency movements contributing a 7% decline. Operating profit grew by 80% and operating profit BEIA grew by 22%, with currency movements contributing a 9% and 6% decline respectively. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

Ice cream
Ice cream had a strong year with 4.3% underlying sales growth, assisted by good weather in Europe. In quarter one, there launch of the Heart brand strengthened its resonance with contemporary consumers, and innovations such as Magnum 7 Sins, Magnum Bar & Sandwich and Carte d’Or artisanal delivered strong growth. Originally launched in Australia, Magnum 7 Sins was successfully rolled out across Europe. Roll-out of Cornetto into the growing soft-serve out-of-home sector continued.

It was another excellent year for North America with strong performances from Breyers, Klondike and Popsicle, and new low-carbohydrate ice creams. Latin America continues to make good progress, driven by Mexico and Brazil.

Frozen foods
Frozen foods experienced a difficult year, resulting in a decline in 2003 with share growth in meals being offset by a decline in vegetables and fish. Recessionary trends and increased competition from private labels and discounters impacted sales in Germany and in the Netherlands. The main shortfalls were in Iglo and Mora while Birds Eye showed progress. Knorr frozen continued to deliver good growth and further roll-out is planned.

38	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Operating review by category – Foods
Ice cream and frozen foods (continued)

2002 results compared with 2001	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2002 at	rate	2002 at	2001 at	actual	constant
	2001 rates	effects	2002 rates	2001 rates	current rates	2001 rates

Group turnover	7 646	(190)	7 456	7 727	(4)%	(1)%
Group operating profit	577	(8)	569	386	47%	49%

Turnover	7 646	(190)	7 456	7 727	(4)%	(1)%

Operating profit BEIA	849	(16)	833	736	13%	15%
Exceptional items	(244)	7	(237)	(321)
Amortisation – goodwill and intangible assets	(28)	1	(27)	(29)

Operating profit	577	(8)	569	386	47%	49%

Operating margin	7.5%		7.6%	5.0%
Operating margin BEIA	11.1%		11.2%	9.5%

Turnover and underlying sales growth (at constant 2001 rates)	2002 vs 2001

Underlying sales growth (%)	2.9
Effect of acquisitions (%)	–
Effect of disposals (%)	(3.8)
Turnover growth (%)	(1.0)

Turnover fell by 4% at current rates of exchange, with currency movements contributing a 3% decline. Operating profit grew by 47% and operating profit BEIA grew by 13%, with currency movements contributing a reduction of 2% in both cases. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

Underlying sales growth for the year was 3%, but after the impact of disposals, turnover fell 1%. Operating margin BEIA improved from 9.5% to 11.1% after restructuring gains and higher brand investment.

Ice cream
In 2002, innovations under the Heart brand, including Cornetto Soft, Magnum 7 Sins, and others under Paddle Pop and Carte d’Or, delivered strong growth as they gave a new twist to a traditional favourite. North American ice cream brands Breyers and Ben & Jerry’s also delivered good results.

In 2002 we took brands like Cornetto out of the static freezer box and into the growing soft-serve out-of-home sector, and continued to target the in-home sector with innovations such as mini multi-packs and Cornetto snack-size ice cream, both of which made good progress during the year.

We made good progress in Latin America and North America and, in the context of a poor summer, performed well in Europe.

Frozen foods
Convenience combined with fresh-tasting, high quality ingredients drove the success of our Iglo, Birds Eye and Findus frozen ready meal solutions, which grew by 11%. Our overall frozen foods turnover fell by 8% in 2002, primarily due to disposals. A strong fourth quarter driven by quality innovations and brand support resulted in an underlying sales growth of 1% for the year.

In 2002, underlying sales growth in ready meals was offset by the implications of the end of the BSE crisis, which in 2001 drove stronger demand for fish, especially in the UK.

Unilever Annual Report & Accounts and Form 20-F 2003	39

Back to Contents

Operating review by category – Home & Personal Care
Financial overview

2003 results compared with 2002	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	20 802	(2 434)	18 368	20 801	(12)%	0%
Group operating profit	3 134	(368)	2 766	2 882	(4)%	9%

Turnover	20 818	(2 435)	18 383	20 824	(12)%	0%

Operating profit BEIA	3 279	(401)	2 878	3 127	(8)%	5%
Exceptional items	(115)	29	(86)	(213)
Amortisation – goodwill and intangible assets	(30)	4	(26)	(30)

Operating profit	3 134	(368)	2 766	2 884	(4)%	9%

Operating margin	15.1%		15.0%	13.8%
Operating margin BEIA	15.8%		15.7%	15.0%

Home & Personal Care
Turnover fell by 12% at current rates of exchange, due to currency movements. Operating profit fell by 4% and operating profit BEIA fell by 8%, with currency movements contributing 13% in both cases.

In 2003, leading brands continued to drive growth in our Home & Personal Care (HPC) Division, in line with our Path to Growth strategy. At constant rates of exchange, these brands grew 4%, while underlying sales grew 3%. Operating profit rose by 9%, operating profit BEIA rose by 5% and operating margin BEIA reached 15.8%.

The breadth of choice that consumers enjoy today suggests that strong brand equities are more important than they have ever been. As part of our Path to Growth strategy, we have focused our portfolio on powerful brands that are aligned globally but crafted from intimate local consumer understanding. Our key brands continue to grow behind core innovations as well as expansion into new categories and geographies. We have further leveraged our strength in developing markets and our portfolio is evolving into one that is weighted towards the faster-growing, higher-margin personal care business.

Operating margin was improved by numerous simplification initiatives and we continued to focus our brand portfolio through disposals of non-core businesses including our oral care business and Brut fragrances in North America and Bio Presto in Italy. We have also signed binding agreements to sell Sunlight dishwash in North America.

40	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Operating review by category – Home & Personal Care
Home care

2003 results compared with 2002	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	8 029	(804)	7 225	8 565	(16)%	(6)%
Group operating profit	977	(69)	908	837	9%	17%

Turnover	8 034	(804)	7 230	8 579	(16)%	(6)%

Operating profit BEIA	996	(82)	914	917	0%	9%
Exceptional items	(4)	12	8	(64)
Amortisation – goodwill and intangible assets	(16)	2	(14)	(17)

Operating profit	976	(68)	908	836	9%	17%

Operating margin	12.1%		12.6%	9.7%
Operating margin BEIA	12.4%		12.6%	10.7%

Turnover and underlying sales growth	2003
(at constant 2002 rates)	vs 2002

Underlying sales growth (%)	–
Effect of acquisitions (%)	1.0
Effect of disposals (%)	(7.4)
Turnover growth (%)	(6.4)

Turnover fell by 16% at current rates of exchange, with currency movements contributing a 10% decline. Operating profit grew by 9% and operating profit BEIA was flat, with currency movements contributing declines of 8% and 9% respectively. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

Turnover from our laundry and household care business remained relatively flat in 2003, while operating margins increased by 2.4%. Growth in developing markets was partially offset by difficult trading conditions in North America and Europe.

Our top-performance fabric cleaning brand, Omo, is now aligned behind a common brand proposition across the world. This has extended to a focus on larger innovations and generated substantial savings through standardised packaging, formulation and advertising. The Omo brand remains a strong market leader in Brazil, Indonesia, Morocco, South Africa and Thailand while rebuilding a strong position in Turkey.

In order to meet the everyday needs of consumers around the world, we offer quality products at affordable prices. In South Africa, Sunlight is now the most recognised household consumer goods brand. Its clear positioning of ’Gentle care I trust’ is underpinned by the brand’s strong values of dependability, honesty and reliability. As a mid-priced brand, the strong consumer value proposition of Sunlight has helped generate growth of over 3% in 2003.

In Europe, innovation helped Comfort grow its leading market position in the UK and gain market leadership in Portugal. The new fast-dry variant of Comfort shortens the drying time for clothes and eases the burden of washing laundry for consumers.

While our household cleaning brands performed below expectations, results improved in the second half as innovation around the core business showed signs of a return to growth. Within the portfolio, Cif and Domestos remain leading brands with number one or number two positions in the majority of key markets in which they operate.

Unilever Annual Report & Accounts and Form 20-F 2003	41

Back to Contents

Operating review by category – Home & Personal Care
Home care (continued)

2002 results compared with 2001	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2002 at	rate	2002 at	2001 at	actual	constant
	2001 rates	effects	2002 rates	2001 rates	current rates	2001 rates

Group turnover	9 421	(856)	8 565	10 432	(18)%	(10)%
Group operating profit	893	(56)	837	626	34%	43%

Turnover	9 436	(857)	8 579	10 467	(18)%	(10)%

Operating profit BEIA	990	(73)	917	845	9%	17%
Exceptional items	(81)	17	(64)	(200)
Amortisation – goodwill and intangible assets	(17)	–	(17)	(18)

Operating profit	892	(56)	836	627	33%	42%

Operating margin	9.5%		9.7%	6.0%
Operating margin BEIA	10.5%		10.7%	8.1%

Turnover and underlying sales growth	2002
(at constant 2001 rates)	vs 2001

Underlying sales growth (%)	0.8
Effect of acquisitions (%)	2.0
Effect of disposals (%)	(12.2)
Turnover growth (%)	(9.8)

Turnover fell by 18% at current rates of exchange, with currency movements contributing an 8% decline. Operating profit grew by 33% and operating profit BEIA grew by 9%, with currency movements contributing reductions of 9% and 8% respectively. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

In 2002, underlying sales grew by 0.8% and operating margin BEIA improved by 2.4%, through the benefit of our savings programmes. Growth was driven by Radiant, Snuggle and Comfort.

Around the world in 2002, we repositioned Omo, our top-performance washing detergent, as a brand for parents and their families. This strategy was driven by the message that getting dirty is all part of the experience children need to learn and develop. It helped to consolidate the leading position of Omo in Brazil and South Africa and to achieve market share gains in such countries as Morocco and Thailand.

In Morocco, Omo overtook its rivals to become the market leader. In Thailand, new innovations helped the brand to extend its leadership, while in South Africa it maintained its strong leadership position in a growing market.

To reinforce our position in the sector, we launched Persil Aloe Vera. This successfully introduced new customers to the brand. During 2002, Persil achieved its highest market share for 10 years.

On 3 May 2002 we completed the sale of our DiverseyLever business to Johnson Professional Holdings Inc., leading to a 9.8% reduction in turnover, despite underlying sales growth of 0.8%.

42	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Operating review by category – Home & Personal Care
Personal care

At current exchange rates

At current exchange rates

At current exchange rates

2003 results compared with 2002	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	12 773	(1 630)	11 143	12 236	(9)%	4%
Group operating profit	2 157	(299)	1 858	2 045	(9)%	5%

Turnover	12 784	(1 631)	11 153	12 245	(9)%	4%

Operating profit BEIA	2 283	(319)	1 964	2 210	(11)%	3%
Exceptional items	(111)	17	(94)	(149)
Amortisation – goodwill and intangible assets	(14)	2	(12)	(13)

Operating profit	2 158	(300)	1 858	2 048	(9)%	5%

Operating margin	16.9%		16.7%	16.7%
Operating margin BEIA	17.9%		17.6%	18.1%

Turnover and underlying sales growth	2003
(at constant 2002 rates)	vs 2002

Underlying sales growth (%)	5.4
Effect of acquisitions (%)	0.1
Effect of disposals (%)	(1.0)
Turnover growth (%)	4.4

Turnover fell by 9% at current rates of exchange, with currency movements contributing a 13% decline. Operating profit fell by 9% and operating profit BEIA fell by 11%, with currency movements contributing 14% in both cases. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

Our leading personal care brands, which include Axe, Dove, Lux, Pond’s, Rexona and Sunsilk, grew underlying sales by 6%. Turnover increased by 4.4% and operating margin increased by 0.2%.

Dove, our largest personal care brand, grew underlying sales more than 20% in 2003. Growth of the core range was driven by the launch of the Dove exfoliating bar in more than 30 countries around the world. We also continued to extend Dove into new categories in North America with the launch of Dove face care and Dove shampoo and conditioner.

Our global hair business grew underlying sales by 8%. This growth was driven both by the continued success of Dove shampoo and conditioner and by our largest hair care brand, Sunsilk. The lively approach to women and how they really feel about their hair by Sunsilk has helped re-introduce the brand successfully into Europe. Sunsilk also continued to grow strongly in Latin America with the introduction of new variants and full roll-out of colorants in Brazil. A relaunch of the brand in China (under the name Hazeline) has nearly doubled the rate of sale.

Unilever remains the world leader in deodorants and antiperspirants and our deodorant category grew underlying sales by over 12% behind the strength of Axe and Rexona. Axe has developed innovative approaches to talking to young men throughout the world. The brand is carving out a strong position in the North American male deodorant market on the basis of this deep consumer understanding. The launch of new fragrances and antiperspirants, along with improved product efficacy, has translated into outstanding growth.

Rexona for Men continued to grow with the relaunch of the range in Europe and launch of the 24 Hour Deo Fresh range in Latin America. New formulations also supported the core range with improved efficacy to offer longer freshness and the launch of the low residue Crystal range in Europe.

Our prestige fragrance business declined amid weak category performance and weak economic conditions in key markets. The sale of the Valentino licence also contributed to the decline in turnover. Innovation in 2003 included the launch of Purple Orchid (Eternity), Truth for Men in Europe and Nautica Competition in the Americas.

Unilever Annual Report & Accounts and Form 20-F 2003	43

Back to Contents

Operating review by category – Home & Personal Care
Personal care (continued)

2002 results compared with 2001	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2002 at	rate	2002 at	2001 at	actual	constant
	2001 rates	effects	2002 rates	2001 rates	current rates	2001 rates

Group turnover	13 265	(1 029)	12 236	12 307	(1)%	8%
Group operating profit	2 235	(190)	2 045	2 135	(4)%	5%

Turnover	13 273	(1 028)	12 245	12 310	(1)%	8%

Operating profit BEIA	2 416	(206)	2 210	2 194	1%	10%
Exceptional items	(166)	17	(149)	(46)
Amortisation – goodwill and intangible assets	(12)	(1)	(13)	(11)

Operating profit	2 238	(190)	2 048	2 137	(4)%	5%

Operating margin	16.9%		16.7%	17.4%
Operating margin BEIA	18.2%		18.1%	17.8%

Turnover and underlying sales growth	2002
(at constant 2001 rates)	vs 2001

Underlying sales growth (%)	9.0
Effect of acquisitions (%)	–
Effect of disposals (%)	(1.1)
Turnover growth (%)	7.8

Turnover fell by 1% at current rates of exchange, with currency movements contributing a 9% decline. Operating profit fell by 4% and operating profit BEIA rose by 1%, with currency movements contributing reductions of 9% in both cases. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

Our leading brands, which include Axe, Dove, Lux, Pond’s, Rexona, Signal and Sunsilk saw underlying sales growth of 10% in 2002. Turnover rose by 8%, with operating margin BEIA increasing to 18.2%.

From New York to New Delhi, image and beauty are important to millions of people. To meet their desire for attractive, healthy hair we continued to focus on Dove and Sunsilk during 2002.

The Dove hair range reached the number one position in its initial launch market of Korea and Taiwan and number two in Japan, where it was launched in 2001. During the year, we rolled out Dove shampoo and conditioners across more than 30 countries in Europe, Latin America and South East Asia.

In 2002, the underlying sales growth of Sunsilk was strong, with good performances in Brazil and Mexico and new market entries in Algeria and Central America. In Ghana and South Africa we launched our new Afro Hair range. We further drove the growth of Sunsilk with the launch of new products, such as permanent colourant Pro-Color in Argentina and Brazil.

In Canada, we are migrating Pears to the highly successful North American brand Suave.

Washing away the everyday grime that builds up on skin is a daily ritual for countless people. In Brazil, although around 70 million consumers have black or mulatto skin, there had never been a mass-market soap specially designed for them. To meet their aspirations we launched a Lux variant specifically for this skin type during 2002.

In 2002, the growth of Axe was 17%, driven by powerful innovation in the core body spray range, including the launch of a new longer-lasting 24-hour formulation. We launched Axe in North America with a campaign targeting young men between 14 and 24 – a group that spends around $8 billion a year on personal grooming products.

Rexona enjoyed strong growth with the best performance coming from our antiperspirant deodorant for men. Rexona for Men grew by 30% in the core regions of Europe and Latin America.

A clean, bright smile can say more than words, whatever language you speak. In 2002, we sought to reinforce the strength of our Signal brand through a strong competitive position in the electric toothbrush market. We launched the first electric toothbrush to offer the choice of two heads – for cleaning and whitening.

44	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Risk management

The following discussion about risk management activities includes ‘forward-looking’ statements that involve risk and uncertainties. The actual results could differ materially from those projected. See the ‘Cautionary Statement’ on page 3.

Unilever’s system of risk management is outlined on page 71. Particular risks and uncertainties that could cause actual results to vary from those described in forward-looking statements within this document, or which could impact on our ability to meet our published targets under the Path to Growth strategy – which consists of focusing resources on leading brands, closing manufacturing sites and reorganising or divesting under-performing businesses – include the following:

Our brands:
A key element of our strategy is the development of a small number of global leading brands. Any adverse event affecting consumer confidence or continuity of supply of such a brand would have an impact on the overall business.

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

Developing our managers:
Unilever’s performance requires it to have the right calibre of managers in place. We must compete to obtain capable recruits for the business, and then train them in the skills and competencies that we need to deliver growth.

Economic conditions in developing countries:
About a third of Unilever’s turnover comes from the group of developing and emerging economies. We have long experience in these markets, which are also an important source of our growth. These economies are more volatile than those in the developed world, and there is a risk of downturns in effective consumer demand that would reduce the sales of our products.

Customer relationships and distribution:
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

The loss of a small number of major customers or a major disruption of a specialised distribution centre or channel could have an adverse effect on the Group’s business and results of operations.

Price and supply of raw materials and commodities contracts: Unilever’s products are manufactured from a large number of diverse materials. Unilever has experience in managing fluctuations in both price and availability. However, movements outside the normal range may have an impact upon margins.

Some of our businesses, principally edible fats companies in Europe, may use forward contracts over a number of oils to hedge future requirements. We purchase forward contracts in bean, rape, sunflower, palm, coconut and palm kernel oils, almost always for physical delivery. We may also use futures contracts to hedge future price movements; however, the amounts are not material. The total value of open forward contracts at the end of 2003 was €292 million compared with €417 million in 2002.

In addition, our plantations businesses may use forward contracts for physical delivery of palm oil and tea under strictly controlled policies and exposure limits. Outstanding forward contracts at the end of 2003 were not material.

Managing restructuring and reorganisation programmes:
Unilever is engaged in a wide-ranging business transformation programme, Path to Growth, which has the potential temporarily to disrupt normal business operations. Through our change management expertise and detailed execution plans, we have experienced no material disruption during the first four years of Path to Growth.

Reputation:
Unilever has a good corporate reputation and many of our businesses, which operate in some 100 countries around the world, have a high profile in their region. Unilever products carrying our well-known brand names are sold in over 150 countries. Should we fail to meet high product safety, social, environmental and ethical standards in all our operations and activities, Unilever’s corporate reputation could be damaged, leading to the rejection of our products by consumers, devaluation of our brands and diversion of management time into rebuilding our reputation. Examples of initiatives to manage key social and environmental risks are mentioned on pages 11 and 12.

Borrowings:
The Group had gross borrowings totalling €15 900 million at the end of 2003. Any shortfalls in our cash flow to service these borrowings could undermine our credit rating and overall investor confidence. Market, interest rate and foreign exchange risks to which the Group is exposed are described on page 46.

Pensions and similar obligations:
Pension assets and liabilities (pre-tax) of €12 918 million and €17 870 million respectively are held on the Group’s balance sheet as at 31 December 2003. Movements in equity markets, interest rates and life expectancy could materially affect the level of surpluses and deficits in these schemes, and could prompt the need for the Group to make additional pension contributions in the future. The key assumptions used to value our pension liabilities are set out in note 17 on page 99.

Unilever Annual Report & Accounts and Form 20-F 2003	45

Back to Contents

Risk management

Treasury risks:
Unilever Treasury manages a variety of market risks, including the effects of changes in foreign exchange rates, interest rates and credit spreads. Other risks managed include liquidity, country and counterparty risks.

Unilever has an interest rate management policy aimed at optimising net interest cost and reducing volatility. This is achieved by modifying the interest rate exposure of debt and cash positions through the use of interest rate swaps. Further details on the fixing levels of the projected net debt are given in note 15 on page 97.

Unilever’s foreign exchange policy requires that operating companies hedge trading and financial foreign exchange exposures. This is achieved primarily through the use of forward foreign exchange contracts. Some flexibility is permitted within overall exposure limits. Business groups monitor compliance with this policy. At the end of 2003, there was no material exposure from companies holding assets and liabilities other than in their functional currency.

Unilever conducts business in many foreign currencies but publishes its financial statements and measures its performance in euros. As a result, it is subject to exchange risk due to the effects that exchange rate movements have on the translation of the results and underlying net assets of its foreign subsidiaries. Unilever aims to reduce its foreign exchange exposure in operating companies by borrowing in the local currency, except where inhibited by local regulations, lack of local liquidity or local market conditions. An exception may also be made where the economic value of the net assets locally is considered substantially to exceed their book value. From time to time, currency revaluations will trigger exchange translation movements in our balance sheet as a result of these exceptions. In 2003, the significant weakening of the US dollar against the euro has had a negative impact on our results, but has had a positive impact on our debt and equity, when reported in euros.

Counterparty exposures are minimised by restricting dealing counterparties to a limited number of financial institutions that have secure credit ratings, by working within agreed counterparty limits, by obtaining collateral for outstanding positions and by setting limits on the maturity of exposures. Counterparty credit ratings are closely monitored and concentration of credit risk with any single counterparty is avoided. There was no significant concentration of credit risks with any single counterparty as at the year end.

As a result of the share option plans for employees, we are exposed to movements in our own share price. In recent years we have hedged this risk through buying Unilever shares in the market when the share option is granted and holding these shares until the share option is exercised or lapses. In 2001, we also entered into a contract with a bank for the forward purchase of Unilever shares, further details of which are given in note 15 on page 98. At the year end, 93% of all outstanding employee share options were hedged; based on Unilever’s experience with the exercise level of options we consider this position as being fully hedged.

The analysis below presents the sensitivity of the fair value of the financial and derivative instruments the Group held at 31 December 2003, to the hypothetical changes described below

Interest rate sensitivity:
The fair values of debt, investments and related hedging instruments are affected by movements in interest rates. The analysis shows the sensitivity of the fair value of interest rate sensitive instruments to a hypothetical 10% change in the interest rates across all maturities as at 31 December 2003.

Foreign exchange rate sensitivity:
The values of debt, investments and hedging instruments, denominated in currencies other than the functional currency of the entities holding them, are subject to exchange rate movements. The analysis shows the sensitivity of these values to a hypothetical 10% change in foreign exchange rates as at 31 December 2003.

Fair value changes:
	Sensitivity to a
	hypothetical 10% change in
	rates as at 31 December
	€ million	€ million
	2003	2002

Interest rate risk	175	218
Foreign exchange rate risk	5	1

The above-mentioned interest rate sensitivity relates to financial and derivative instruments with fair values amounting to €16 411 million at the end of 2003 (2002: €20 854 million). For further information on fair values see note 15 on page 98. The above-mentioned foreign exchange rate risk relates to a value of financial instruments and derivatives of €46 million at the end of 2003 (2002: €10 million).

Further details on derivatives, foreign exchange exposures and other related information on financial instruments are given in note 15 on pages 97 and 98.

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

46	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

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

See pages 142 to 145 for a listing of the Group’s principal subsidiaries and also Control of Unilever on page 152.

Legal structure of the Group

Corporate governance developments
The text that follows describes Unilever’s corporate governance arrangements throughout 2003. This text should be read in the light of the proposals that will be put to the NV and PLC shareholders for consideration at the Annual General Meetings in 2004 to change those arrangements. The principal change is to make individuals who are currently Advisory Directors formal, non-executive members of the Boards of NV and PLC, with full entitlement to vote at meetings and responsibility for the actions of the Boards. Full information on these proposed changes can be found on the Unilever website at www.unilever.com/investorcentre/.

These and other changes are being proposed in order to maintain Unilever’s high standards of corporate governance in response to the latest developments in Europe and the US. Subject to acceptance of these proposals by shareholders, fuller details of Unilever’s changed corporate governance arrangements will be placed on Unilever’s website at www.unilever.com/investorcentre/.

Directors
The Chairmen and all of the Directors are full-time executives and directors of both NV and PLC and, as well as holding specific management responsibilities, they are responsible for the conduct of the business as a whole.

The Chairmen of NV and PLC are the principal executive officers of Unilever.

Our operations are organised into two global divisions – Foods and Home & Personal Care – headed by Division Directors. Reporting to their respective Division Directors are the Foods and the Home & Personal Care Business Presidents, responsible for the profitability of their regional and global businesses. For details of the Division Directors and Business Presidents, see pages 52 to 53.

The Directors have set out a number of areas for which the Boards have direct responsibility for decision making. They meet at least five times a year to consider the following corporate events and actions:

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

Directors are elected by shareholders at the Annual General Meetings of NV and PLC, to hold office until the end of the next Annual General Meetings. For details of the nomination procedure for Directors, see Control of Unilever on page 152. All the Directors submit themselves for re-election each year and

Unilever Annual Report & Accounts and Form 20-F 2003	47

Back to Contents

Corporate governance

retire at the latest by the age of 62. They are executive officers, and cease to hold executive office on ceasing to be directors. We appoint our other executive officers, who are full time, for an indefinite period. These other executive officers are the corporate officers listed on page 53. None of our Directors or executive officers are elected or appointed under any arrangement or understanding.

All of our Directors have been with Unilever full time for at least five years, and in most cases for most of their business careers. For details see pages 52. There are no family relationships between any of our Directors or executive officers.

A procedure is in place to enable Directors, if they so wish, to seek independent professional advice. On election, Directors are briefed thoroughly on their responsibilities and updates on corporate governance developments are a frequent item at board meetings. The Directors regularly visit Unilever’s operations around the world and the Business Presidents routinely give presentations to the Boards.

The Joint Secretaries are appointed and removed by the Boards.

Advisory Directors
The Advisory Directors have hitherto been the principal external presence in the governance of Unilever. The role of an independent Advisory Director involves giving advice to the Boards in general, and to the Executive Committee in particular, on corporate governance, business, social and economic issues. They serve on certain key Board committees, the roles and membership of which are described below.

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

Their remuneration is determined by the Boards and it, and any other financial relationships, are reported on page 67. All appointments and re-appointments are based on the recommendations of the Nomination Committee.

In the context of Unilever’s unique arrangements for corporate governance, all the Advisory Directors are considered to be independent of Unilever. The report on pages 59 and 67 describes the relationships between the Advisory Directors and Unilever.

The position of Advisory Director will cease if shareholders accept the proposals being put to the NV and PLC shareholders at the Annual General Meetings in 2004. See page 47.

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

Audit Committee
The Audit Committee comprises a minimum of three Advisory Directors. The Committee met five times in 2003. It is chaired by Hilmar Kopper, and its other members are Oscar Fanjul and Claudio X Gonzalez. The Boards have satisfied themselves that all the members of the Committee are competent in financial matters and that, for the purposes of the US Sarbanes-Oxley Act of 2002, Hilmar Kopper is the Committee’s financial expert. The Committee’s meetings are attended by the Financial Director, the General Counsel, the Controller, the Chief Auditor and our external auditors. The Audit Committee assists the Boards in fulfilling their oversight responsibilities in respect of the integrity of Unilever’s financial statements, risk management and internal control arrangements, compliance with legal and regulatory requirements, the performance, qualifications and independence of the external auditors and the performance of the internal audit function. The Committee is directly responsible, subject to local laws regarding shareholder approval, for the nomination, compensation and oversight of the external auditors. The Chief Auditor ensures that the Committee is supplied with necessary information. Both the Chief Auditor and the external auditors have direct access to the Audit Committee separately from other management.

See page 69 for the Report of the Audit Committee to the shareholders.

The Committee’s terms of reference, including its full responsibilities, can be read on the Unilever website at
www.unilever.com/investorcentre/.

Corporate Risk Committee
The Corporate Risk Committee currently comprises the Financial Director, the Foods Director, the Home & Personal Care Director, the Personnel Director, the General Counsel, the Chief Auditor and the Controller. It meets at least four times a year. The objective of the Committee is to assist the Boards to carry out their responsibilities to ensure effective risk management and systems of internal control. It reports to the Boards, the Executive Committee and, as relevant, to the Audit Committee. The Committee is supplied with information by the Controller.

48	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Corporate governance

External Affairs and Corporate Relations Committee
The External Affairs and Corporate Relations Committee currently comprises four Advisory Directors and normally meets four times a year. It is chaired by Lady Chalker, and its other members are Lord Brittan, Senator George J Mitchell and Professor Wim Dik. Charles R Shoemate retired as a member in 2003. The Committee oversees the Code of Business Principles, advises on external matters of relevance to the business – including issues of corporate social responsibility – and reviews our corporate relations strategy. The Committee is supplied with necessary information by the Corporate Development Director.

Nomination Committee
The Nomination Committee comprises a minimum of three Advisory Directors and the Chairmen of NV and PLC and meets at least once a year. It was chaired by Frits Fentener van Vlissingen until his retirement at the 2003 Annual General Meeting and thereafter by Bertrand Collomb. Its other members are Antony Burgmans, Niall FitzGerald, Lord Simon and Jeroen van der Veer. It recommends to the Boards candidates for the positions of Director, Advisory Director and Executive Committee member. The Committee is supplied with information by the Joint Secretaries. The Committee’s terms of reference are on our website at www.unilever.com/investorcentre/.

Remuneration Committee
The Remuneration Committee currently comprises three Advisory Directors and meets at least three times a year. It was chaired by Frits Fentener van Vlissingen until his retirement at the 2003 Annual General Meeting and thereafter by Bertrand Collomb. Its other members are Lord Simon and Jeroen van der Veer. It reviews executive Directors’ remuneration and is responsible for the executive share-based incentive plans. The Committee determines specific remuneration packages for each of the Directors. The Committee is supplied with information by J A A van der Bijl, Joint Secretary of Unilever.

The detailed report to shareholders on Directors’ remuneration is on pages 54 to 68. The Committee’s terms of reference are on our website at www.unilever.com/investorcentre/.

Other committees
The Boards and the Board Committees are assisted by:

•	a Code Compliance Committee, that is responsible for monitoring and reporting on compliance with the Code of Business Principles. The Joint Secretaries are responsible for the operation of this Committee; and
•	a Disclosures Committee, that is responsible for helping the Boards ensure that information that ought to be disclosed publicly is disclosed and that the information that is disclosed is complete and accurate. The Controller is responsible for the operation of this Committee.

Committees are also set up to conduct routine business as and when they are necessary. They comprise any two of the Directors and certain senior executives and company officers. They administer certain matters previously agreed by the Boards or the Executive Committee. The Joint Secretaries are responsible for the operation of these committees.

All these committees are formally set up by Board resolution with carefully defined remits. They report regularly and are responsible to the Boards of NV and PLC.

Requirements – general
Unilever is subject to corporate governance requirements in the Netherlands, the United Kingdom and the United States. A vital factor in the arrangements between NV and PLC is their having the same directors. The concept of the non-executive director, as recognised in the United Kingdom, was, until recently, not a feature of corporate governance in the Netherlands, and the supervisory board, as recognised in the Netherlands, is hitherto unknown in the United Kingdom. It is also the case that the role of the board differs in certain key respects between the UK and the US. Nevertheless, Unilever’s Advisory Directors have long provided a strong independent element, performing many of the functions of supervisory and non-executive directors. The Audit, External Affairs and Corporate Relations and Remuneration Committees consist exclusively of Advisory Directors and the majority of the members of the Nomination Committee are Advisory Directors. See page 52 for details. It had hitherto not been considered practicable to appoint supervisory or non-executive directors who could serve on both Boards. However, as indicated above, following a review in 2003, proposals to change this aspect of Unilever’s corporate governance arrangements will be put to shareholders for adoption in 2004.

Requirements – the Netherlands
In December 2003, the Corporate Governance Committee (Tabaksblat Committee) published the definitive version of the Dutch Corporate Governance Code (‘Dutch Code’) which replaces the 1997 ’Recommendations on Corporate Governance in the Netherlands’ of the Peters Committee. The Dutch legislature will provide the Dutch Code with a legal basis, and is expected to apply the Dutch Code to all companies, such as NV, whose registered office is in the Netherlands and whose shares or depositary receipts are officially listed on a recognised stock exchange with effect from financial years starting on or after 1 January 2004.

Unilever’s compliance at present with the Dutch Code should be considered in the light of the proposals that will be put to the NV shareholders for consideration and approval at the Annual General Meeting of 2004. Unilever has taken the Dutch Code into account when making the changes to its governance arrangements that will become effective, subject to shareholder approval, as from the NV Annual General Meeting of 2004. In this meeting we will discuss our corporate governance structure and arrangements with the NV shareholders. The notice for the Meeting will address Unilever’s main departures from the Dutch Code.

As from the 2004 financial year onwards, Unilever will fully disclose in its Annual Report & Accounts and Form 20-F its compliance with the Dutch Code, as well as any non-application of provisions of the Dutch Code and an explanation. Unilever expects to comply with the Dutch Code to a substantial extent. However, due to our structure, we may have to depart in certain respects from the provisions of the Dutch Code. In line with the recommendation made in the Dutch Code, NV intends to discuss its compliance with the Dutch Code at the Annual General Meeting of 2005.

Unilever Annual Report & Accounts and Form 20-F 2003	49

Back to Contents

Corporate governance

Requirements – the United Kingdom
PLC is required, as a company that is incorporated in the United Kingdom and listed on the London Stock Exchange, to state how it has applied the principles and how far it has complied with the provisions set out in Section 1 of the Combined Code issued in 1998 (‘the Combined Code’) appended to the United Kingdom Listing Rules.

As already explained, the Boards exercise control through the Executive Committee. Responsibilities are shared by the Chairmen of NV and PLC, while the Advisory Directors perform many of the functions of the supervisory board members or non-executive directors, although they were not formally members of the Boards in 2003. For the purposes of the Combined Code, the Boards had not appointed a senior independent director during 2003, on the basis that issues for the Boards can be raised with whichever Advisory Director is the Chairman of the relevant Board Committee and the Advisory Directors are entitled to meet as a body and appoint a senior member as their spokesman. A senior independent director will be appointed as a consequence of the proposals put to the Annual General Meetings in 2004.

Unilever’s remuneration policy is contained within the report on the directors’ remuneration and interests on pages 54 to 68. This also deals with aspects of non-compliance with the Combined Code in this area. Members of the Audit, Remuneration and Nomination Committees will be available to answer questions at the Annual General Meetings of both NV and PLC. The members attending each meeting will not necessarily include the Chairman of the Committee, since these meetings take place at about the same time in Rotterdam and London respectively.

A description of Unilever’s compliance with ‘Internal Control – Guidance for Directors on the Combined Code’ is given on page 71.

NV and PLC are separate legal entities, each subject to its own national traditions and practices and each with responsibilities to different sets of shareholders. Unilever has, since its inception, adopted the principle that it is good practice that the most senior roles in NV and PLC are shared and not concentrated in one person. As a consequence it is a principal tenet of its governance philosophy, which finds expression in two people who each combine the roles of Chairman and Chief Executive and who meet regularly for joint decision making. This carefully balanced arrangement has served Unilever’s unique constitutional arrangements very well for many years and the Boards believe that to separate these roles would only introduce undesirable and unnecessary complexity.

In all other respects, PLC has complied with the Combined Code throughout 2003.

For Unilever, the revisions made to the Combined Code in 2003 apply as from 1 January 2004. Unilever has had the new requirements in mind in making the changes in its corporate governance arrangements that will, subject to shareholder approval, be effective from the Annual General Meetings in 2004. See page 47. It will therefore report formally on its compliance in next year’s Annual Report & Accounts and Form 20-F. Before then, further information will be placed on Unilever’s website www.unilever.com/investorcentre/.

Requirements – the United States
Both NV and PLC are listed on The New York Stock Exchange and must therefore comply with such of the requirements of US legislation, such as The Sarbanes-Oxley Act of 2002, SEC regulations and the Listing Rules of The New York Stock Exchange as are applicable to foreign listed companies. In some cases the requirements are mandatory and in other cases the obligation is to ‘comply or explain’.

Unilever has complied with these requirements concerning corporate governance that were in force during 2003. Attention is drawn in particular to the Report of the Audit Committee on page 69. Actions taken to ensure compliance that are not specifically disclosed elsewhere or otherwise clear from reading this document include:

•	the issue of a Code of Ethics for senior financial officers;
•	the issue of instructions restricting the employment of former employees of the audit firm; and
•	establishment of standards of professional conduct for US attorneys.

In each of these cases, existing practices have been revised and/or documented in such a way as to conform to the new requirements.

The Code of Ethics applies to the senior executive, financial and accounting officers and comprises the standards prescribed by the SEC, and a copy has been posted on Unilever’s website at www.unilever.com/investorcentre/. The Code of Ethics comprises an extract of the relevant provisions of Unilever’s Code of Business Principles and the more detailed rules of conduct that implement it. The only amendment to these pre-existing provisions and rules that was made in preparing the Code of Ethics was made at the request of the Audit Committee and consisted of a strengthening of the explicit requirement to keep proper accounting records. No waiver from any provision of the Code of Ethics was granted to any of the persons falling within the scope of the SEC requirement in 2003.

Unilever has also taken into account the US requirements taking effect in 2004 and 2005 applicable to both foreign and US listed companies in preparing the changes in its corporate governance arrangements that will be effective from the NV and PLC Annual General Meetings on 12 May 2004. Further information will be placed on Unilever’s website at www.unilever.com/investorcentre/ following those meetings, and will be reported in the Annual Report & Accounts and Form 20-F for 2004.

Auditors
Subject to the annual appointment of auditors by the shareholders and in addition to our ongoing process of monitoring the auditors’ performance, we undertake a formal review every three years. The most recent review was completed in November 2002 and resulted in the re-appointment of PricewaterhouseCoopers. On the recommendation of the Audit Committee, the Directors will be proposing the re-appointment of PricewaterhouseCoopers at the Annual General Meetings on 12 May 2004 (see pages 148 and 151).

50	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Corporate governance

Both the Executive Committee and the auditors have for many years had safeguards to avoid the possibility that the auditors’ objectivity and independence could be compromised. In overview, our procedures in respect of services provided by PricewaterhouseCoopers are:

•	Statutory audit – Procedures in respect of statutory audit services are detailed on page 50. This category includes fees for the statutory audit of Unilever’s financial statements and those of its subsidiaries.

•	Other audit services – This is audit and similar work that regulations or agreements with third parties require the auditors to undertake. These services include formalities relating to borrowings, shareholder and other circulars and various other regulatory reports.

•	Audit-related services – This is work that, in their position as the auditors, they are best placed to undertake. It includes internal control reviews, other reports and work in respect of acquisitions and disposals.

•	Tax services – In cases where they are best suited, we use the auditors. All other significant tax consulting work is put to tender.

•	General consulting and other services – Since early 2002, our policy has been that our external auditors may not tender for any new general consulting work. We use our auditors to perform a limited number of other services, including risk management advisory work and training, where these are compatible with their work and subject to the appropriate level of pre-approval.

The Audit Committee has approved a policy regarding the above three non-audit categories. This lists in detail the particular services which PricewaterhouseCoopers is and is not permitted to provide. In the case of the types of work which PricewaterhouseCoopers is allowed to perform, the policy provides that they are only appointed to an assignment if proper consideration has been given to other potential service providers, there must be bona fide advantages in using PricewaterhouseCoopers, and, in addition, if the fee is over €100 000, the engagement must be specifically approved in advance by the Chairman of the Audit Committee.

Potential engagements for any services not already covered by this policy must be referred to the Chairman of the Audit Committee for specific pre-approval (to be ratified at the next meeting of the Audit Committee) before PricewaterhouseCoopers can be appointed.

The policy is regularly reviewed and updated in the light of internal developments, external developments and best practice.

The external auditors report to the Directors and the Audit Committee on the actions they take to comply with the professional and regulatory requirements and best practice designed to ensure their independence from Unilever, including, for example, the periodic rotation of key team members. The lead partner in charge of the audit changed in 2001.

See note 2 on page 85 for the actual fees payable to PricewaterhouseCoopers.

Relations with shareholders and other investors
We believe it is important both to explain the business developments and financial results to investors and to understand their objectives. Within the Executive Committee, the Financial Director has lead responsibility for investor relations, with the active involvement of the Chairmen. They are supported by an Investor Relations Department which organises presentations for analysts and investors. Such presentations are generally made available on our website. Briefings on quarterly results are given via teleconference and are accessible by telephone or via our website. For further information visit our website at www.unilever.com/investorcentre/.

Both NV and PLC communicate with their respective shareholders through the Annual General Meetings. At the Annual General Meetings, each Chairman gives a full account of the progress of the business over the last year and a review of the current issues. A summary of their addresses is published on our website and released to stock exchanges and media. Copies are freely available on request.

Our Chairmen, both in communications about the Annual General Meetings and at the actual meetings, encourage shareholders to attend and to ask questions. Question and answer sessions form an important part of the meetings in both the Netherlands and the United Kingdom. We are committed to efforts to establish more effective ways of shareholder communication. We actively participate in the Shareholders Communication Channel which facilitates proxy voting in the Netherlands and make CREST electronic proxy voting available to institutional shareholders in the UK.

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

We publish the proxy vote at the meetings and the outcome of the vote, including the proxy vote, on our website.

Reporting to shareholders
The Directors’ responsibilities are set out formally on page 71. The report to shareholders on Directors’ remuneration and interests is set out on pages 54 to 68. The report of the Audit Committee is set out on page 69.

The responsibility of the auditors to report on these matters is set out on page 72.

Unilever Annual Report & Accounts and Form 20-F 2003	51

Back to Contents

Corporate governance

Biographical details:

Directors

Antony Burgmans*1
Chairman, Unilever N.V.
Nationality : Dutch. Aged 57. Chairman of Unilever N.V. and Vice-Chairman of Unilever PLC since 4 May 1999. Joined Unilever 1972. Appointed Director 8 May 1991. Previous posts include: Vice-Chairman of Unilever N.V. 1998. Business Group President, Ice Cream & Frozen Foods – Europe and Chairman of Unilever Europe Committee 96/98. Responsible for South European Foods business 94/96. Personal Products Co-ordinator 91/94. External appointments include: Member, Supervisory Board of ABN AMRO Bank N.V., Non-Executive Director of BP p.l.c. and Member, International Advisory Board of Allianz AG.

Niall FitzGerald KBE*1
Chairman, Unilever PLC
Nationality : Irish. Aged 58. Chairman of Unilever PLC and Vice-Chairman of Unilever N.V. since 1 September 1996. Joined Unilever 1967. Appointed Director 20 May 1987. Previous posts include: Vice-Chairman of Unilever PLC 1994. Detergents Co-ordinator 91/95. Member, Foods Executive 89/91. Edible Fats & Dairy Co-ordinator 89/90. Financial Director 87/89. External appointments include: Non-Executive Director of Reuters Group PLC.

Clive Butler*
Corporate Development Director
Nationality : British. Aged 57. Corporate Development Director since 1 January 2001. Joined Unilever 1970. Appointed Director 6 May 1992. Previous posts include: Category Director, Home & Personal Care 1996. Personnel Director 93/96. Corporate Development and IT Director 1992.

Patrick Cescau*2
Foods Director
Nationality : French. Aged 55. Foods Director since 1 January 2001. Joined Unilever 1973. Appointed Director 4 May 1999. Previous posts include: Financial Director 1999. Controller and Deputy Financial Director 98/99. President, Lipton USA 97/98. President and CEO, Van den Bergh Foods USA 95/97. Chairman, Indonesia 91/95. External appointments include: Non-Executive Director of Pearson plc and Conseiller du Commerce Extérieur de la France in the Netherlands.

Keki Dadiseth*2
Home & Personal Care Director
Nationality : Indian. Aged 58. Home & Personal Care Director since 1 January 2001. Joined Unilever 1973. Appointed Director 3 May 2000. Previous posts include: Hindustan Lever Chairman 1996, Vice-Chairman and Managing Director 95/96. External appointments include: Non-Executive Director of The Indian Hotels Company. Member, International Advisory Board of DaimlerChrysler AG.

André baron van Heemstra*2
Personnel Director
Nationality : Dutch. Aged 58. Personnel Director since 3 May 2000. Joined Unilever 1970. Appointed Director 3 May 2000. Previous posts include: Business Group President, East Asia Pacific 1996. Chairman, Langnese-Iglo 92/96.

Rudy Markham*3
Financial Director
Nationality : British. Aged 57. Financial Director since 4 August 2000. Joined Unilever 1968. Appointed Director 6 May 1998. Previous posts include: Strategy & Technology Director 1998. Business Group President, North East Asia 96/98. Chairman, Nippon Lever Japan 92/96. Chairman, Unilever Australasia 89/92. Group Treasurer 86/89. External appointments include: Non-Executive Director of Standard Chartered PLC.

Charles Strauss
President, Home & Personal Care North America and Global Prestige Business. Chairman, North America Committee
Nationality : American. Aged 61. Joined Unilever 1986 upon Unilever’s acquisition of Ragú Foods. Appointed Director 3 May 2000. Previous posts include: Business Group President, Latin America 96/99. President, Lever Brothers USA 93/96. Chairman, Langnese-Iglo 89/92. External appointments include: Non-Executive Director of Hartford Financial Services Group, Inc. and Aegis Group PLC.

Advisory Directors

The Rt Hon The Lord Brittan of Spennithorne QC, DL4
Nationality : British. Aged 64. Appointed 2000. Vice-Chairman of UBS Investment Bank and Chairman of UBS Limited. Member of the European Commission and Vice-President 89/99. Member of the UK Government 79/86. Home Secretary 83/85 and Secretary of State for Trade and Industry 85/86.

Baroness Chalker of Wallasey5
Nationality : British. Aged 61. Appointed 1998. Director of Freeplay Energy plc, Group 5 (Pty) Ltd and Ashanti Goldfields Company Ltd. Member, International Advisory Board of Lafarge et Cie. UK Minister of State at the Foreign and Commonwealth Office 86/97. Created Life Peer in 1992. Member of Parliament for Wallasey 74/92.

Bertrand Collomb6,7
Nationality : French. Aged 61. Appointed 1994. Chairman of Lafarge S.A. Director of Vivendi Universal, TotalFinaElf and Atco. Member, Supervisory Board of Allianz AG and Advisory Board of Banque de France.

Professor Wim Dik4
Nationality : Dutch. Aged 65. Appointed 2001. Professor at Delft University of Technology. Chairman, Supervisory Boards of Van Gansewinkel Groep, Holland Casino and N.V. Casema. Member, Supervisory Boards of ABN AMRO Bank N.V. and Tele Atlas N.V. Non-Executive Director of Aviva plc and LogicaCMG plc. Chairman and CEO of Koninklijke PTT Nederland (KPN) 88/98 and Koninklijke KPN N.V. (Royal Dutch Telecom) 98/00. Minister for Foreign Trade, Netherlands 81/82.

Oscar Fanjul8
Nationality : Spanish. Aged 54. Appointed 1996. Honorary Chairman of Repsol-YPF S.A. Director of Marsh & McLennan Companies, the London Stock Exchange, Acerinox S.A. and Técnicas Reunidas S.A. Member, International Advisory Boards of Marsh & McLennan Companies and Sviluppo Italia and of the European Advisory Board of the Carlyle Group. Chairman and CEO of Repsol 86/96.

Claudio X Gonzalez8
Nationality : Mexican. Aged 69. Appointed 1998. Chairman and CEO of Kimberly-Clark de Mexico S.A. Director of Kimberly-Clark Corporation, Kellogg Company, General Electric Company (USA), Grupo Carso S.A., Grupo Alfa, Grupo Mexico, Grupo Televisa, Fondo Mexico, Home Depot, America Movil and Investment Company of America. Member, International Advisory Council of JPMorgan Chase Bank. Special Advisor to the President of Mexico 88/94.

Hilmar Kopper9
Nationality : German. Aged 68. Appointed 1998. Chairman, Supervisory Board of DaimlerChrysler AG. Non-Executive Director of Xerox Corp. Former CEO and former Chairman of the Supervisory Board of Deutsche Bank AG.

Senator George J Mitchell4
Nationality : American. Aged 70. Appointed 1998. Partner of the law firm Piper Rudnik. Director of Walt Disney Company, Federal Express Corp., Starwood Hotels and Resorts and Staples Inc. Member, International Advisory Board of Thames Water Plc. Member of the US Senate 80/95 and Senate Majority Leader 88/95. Chairman of the Northern Ireland Peace Initiative 95/99.

The Lord Simon of Highbury CBE1,10
Nationality : British. Aged 64. Appointed 2000. Member, Advisory Board of LEK Consulting and International Advisory Council of Fortis. Non-Executive Director of Suez Group. Member, Supervisory Board of Volkswagen AG. Senior Advisor and Member, European Advisory Board of Morgan Stanley Dean Witter. UK Government Minister 97/99. Group Chief Executive of BP 92/95 and Chairman 95/97.

Jeroen van der Veer1,10
Nationality : Dutch. Aged 56. Appointed 2002. President of Royal Dutch Petroleum Company and Chairman of the Committee of Managing Directors of Royal Dutch/Shell Group of Companies. Member, Supervisory Board of De Nederlandsche Bank.

		5	Chairman External Affairs and Corporate Relations Committee
*	Member Executive Committee	6	Chairman Nomination Committee
1	Member Nomination Committee	7	Chairman Remuneration Committee
2	Member Corporate Risk Committee	8	Member Audit Committee
3	Chairman Corporate Risk Committee	9	Chairman Audit Committee
4	Member External Affairs and Corporate Relations Committee	10	Member Remuneration Committee

52	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Corporate governance

Business Presidents – Foods

Regions

Manfred Stach, Europe. Chairman, Europe Committee Aged 61. Joined Unilever 1970. Appointed Business President 1998. Previous position: Business Group President Africa.

Kees van der Graaf, Ice Cream and Frozen Foods Europe Aged 53. Joined Unilever 1976. Appointed Business President 2001. Previous position: Chief Executive Officer, Unilever Bestfoods Europe.

John Rice, North America Aged 52. Joined Unilever 1981. Appointed Business President 2001. Previous position: Business President Latin America.

Rachid M Rachid, North Africa, Middle East and Turkey Aged 49. Joined Unilever 1987. Appointed Business President 2001. (Also is a representative of the region for HPC). He is interested through family holdings in the partner that holds 40% of Unilever Mashreq, which comprises Unilever’s operations in Egypt and the Levant.

Tex Gunning, Asia Aged 53. Joined Unilever 1982. Appointed Business President 2000. Previous position: Business Group President East Asia Pacific.

Alberto Sobredo, Latin America Aged 54. Joined Unilever 1998. Appointed Business President 2002. Previous position: Executive Vice-President, Latin America and Chairman, Unilever Chile.

Global Businesses

Diego Bevilacqua, Foodsolutions Aged 50. Joined Unilever 2000 upon Unilever’s acquisition of Bestfoods. Appointed Business President 2001. Previous position: Vice-President Bestfoods and President Bestfoods, Asia.

Robert Polet, Ice Cream and Frozen Foods Global Aged 48. Joined Unilever 1978. Appointed Business President 1998. Previous position: Business Group President Ice Cream and Frozen Foods Europe.

John Rice, Slim•Fast Worldwide See above.

Function

Anthony Simon, Marketing Aged 58. Joined Unilever 2000 upon Unilever’s acquisition of Bestfoods. Appointed Business President 2001. Previous position: Vice-President Strategies and Core Businesses Bestfoods.

Business Presidents – Home & Personal Care

Regions

Ralph Kugler, Europe Aged 48. Joined Unilever 1979. Appointed Business President 1999. Previous position: Business Group President Latin America.

Charles Strauss, North America Unilever Director. See page 52.

Anton Lenstra, Africa Aged 55. Joined Unilever 1989. Appointed Business President 2000. (Also is a representative of the region for Foods). Previous position: Vice-President Home & Personal Care Europe.

Jeff Fraser, Asia Aged 60. Joined Unilever 1967. Appointed Business President 1996. Previous position: Business Group President Central Asia & Middle East.

Harish Manwani, Latin America Aged 50. Joined Unilever 1976. Appointed Business President 2001. Previous position: Senior Vice-President, Home & Personal Care Category Group.

Global Businesses

Charles Strauss, Prestige Unilever Director. See page 52.

Function

Simon Clift, Marketing Aged 45. Joined Unilever 1982. Appointed Business President 2001. Previous position: Chairman Personal Care Category Group, Latin America.

Corporate Officers

Jan van der Bijl, Joint Secretary and Head of Group Taxation Aged 54. Appointed 1 July 2001. Years of service on 31 December 2003: 16 years.

Stephen Williams,2 Joint Secretary and General Counsel Aged 56. Appointed 1 December 1986. Years of service on 31 December 2003: 17 years.

John Bird,2 Controller Aged 50. Appointed 1 November 2003. Years of service on 31 December 2003: 28 years.

Henning Rehder, Treasurer Aged 50. Appointed 23 April 2002. Years of service on 31 December 2003: 23 years.

James Duckworth,2 Chief Auditor Aged 59. Appointed 1 March 1999. Years of service on 31 December 2003: 35 years.

Board changes

In February 2004 we announced that Niall FitzGerald would be retiring as a Director of NV and PLC on 30 September 2004. All his colleagues wish to record their sincere appreciation of his major contribution to the development of Unilever over 37 years of service, 17 of them as a Director and the last 8 as a Chairman. Patrick Cescau will succeed him as Chairman of PLC and Vice-Chairman of NV. Kees van der Graaf will succeed Patrick Cescau as Foods Director.

All Executive Directors held office throughout the year.

In accordance with the Articles of Association of NV and PLC, all existing Directors, with the exception of Charles Strauss, will retire from office at the Annual General Meetings on 12 May 2004 and, with the full support of the Nomination Committee, will offer themselves for re-election.

Charles Strauss and Senator George Mitchell will retire from office at these Annual General Meetings. Their colleagues wish to thank them for their contribution to Unilever.

Kees van der Graaf is nominated for election as a Director of NV and PLC at the 2004 AGMs. He is currently Business President for Ice Cream and Frozen Foods Europe. His biography is set out on this page.

Details of Executive Directors’ service contracts are given on pages 58 and 67.

The Boards, in line with the recommendations of the Nomination Committee, have nominated Lord Brittan, Lady Chalker, Bertrand Collomb, Professor Dik, Oscar Fanjul, Claudio Gonzalez, Hilmar Kopper, Lord Simon and Jeroen van der Veer as candidates for election as Non-Executive Directors of NV and PLC at the Annual General Meetings on 12 May 2004. All were Advisory Directors in 2003 and their biographies are set out on page 52.

These nominations are subject to the approval by shareholders at those meetings of the related proposals to amend the Articles of Association of NV and PLC. Upon adoption of those amendments, the position of Advisory Director will cease.

As anticipated, Frits H Fentener van Vlissingen and Charles R Shoemate retired as Advisory Directors in 2003.

Business President changes

John Rice, President Foods North America, will succeed Charles Strauss as Chairman of the North America Committee and Harish Manwani will succeed Charles Strauss as President Home & Personal Care North America and Prestige. Anton Lenstra, President Africa Business Group, will succeed Harish Manwani and Doug Baillie, Chairman Lever Ponds South Africa, will succeed Anton Lenstra. Robert Polet will take over Kees van der Graaf’s responsibilities in addition to his current responsibility for Ice Cream and Frozen Foods Global.

Unilever Annual Report & Accounts and Form 20-F 2003	53

Back to Contents

Remuneration report – policy

Introduction
This report of the Remuneration Committee sets out Unilever’s current policy on Directors’ remuneration and so far as practicable, the policy for subsequent years. It also contains full details of the 2003 remuneration of the Directors and Advisory Directors.

The report, which is set out on pages 54 to 68, is divided into two parts. The first part contains a commentary on Directors’ remuneration, while the second part contains the detailed financial information for 2003.

The Boards have approved this report and it has been signed on their behalf by the Joint Secretaries of Unilever. It will be presented to shareholders at the Annual General Meetings on 12 May 2004.

Remuneration commentary

Introductory remarks of the Remuneration Committee

Dear Shareholder,

We should like to make some introductory remarks about the annual Directors' Remuneration Report for 2003.

Our philosophy
Our remuneration philosophy remains that of attracting, motivating and retaining the highest calibre of business executives. We ensure that all elements of Directors’ remuneration are carefully benchmarked in the market. The Directors are also required to build up a personal shareholding in Unilever in order to link their personal interests with those of other shareholders.

We believe this approach is essential to the successful leadership and effective management of Unilever as a major global company.

Rewards based on performance
The current Directors’ package dates from 2001 when, following shareholder approval, various changes were introduced. Among these was the introduction of the TSR based Long-Term Incentive Plan and the increase of the annual bonus to a maximum of 100% of base salary. The package was designed to support enhanced shareholder value during the period to 2004, as set out in the ‘Path to Growth’ strategy.

The package is linked to clear measures of performance. In this way, when results are outstanding, the variable elements can form a significant part of the total remuneration package. Equally important, this ensures that indifferent or unsatisfactory performance is not rewarded. This approach delivers appropriate rewards for outstanding performers who create outstanding value for shareholders. It is also consistent with the performance-related remuneration culture in place across the Unilever Group.

The bonus payable in respect of 2003 is substantially less than the bonus paid for 2002 because the business results for 2003 were below expectations, particularly with regard to the growth in leading brands.

Our commitment
Our continuing commitment is to link Directors’ pay with performance. We are focused on achieving business goals, rewarding outstanding performance and retaining the best talent.

Looking ahead
The Committee keeps the Directors’ package under constant review to ensure it remains in line with the European market. We strive to ensure that the package continues to deliver the best possible value for shareholders.

Bertrand Collomb, Chairman
David Simon
Jeroen van der Veer

54	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Remuneration report – policy

Directors

Remuneration policy

Main principles
Unilever’s objective is to attract, motivate and retain business executives of the highest calibre. This is essential to the successful leadership and effective management of Unilever as a major global company. To meet this objective the Committee follows three key principles, validated by shareholders:

•	The reward policy is benchmarked regularly against arrangements for comparable companies in Europe. This ensures that Directors’ remuneration levels remain competitive.
•	A comparison is made with the remuneration arrangements for other senior executives within Unilever.
•	The Committee links a significant proportion of the Directors’ total remuneration to a number of key measures of company performance. This is in line with the ‘Path to Growth’ strategy. The three main measures are:
	–	Earnings per share growth (BEIA);
	–	Sales growth in the leading brands; and
	–	Total shareholder return generated by Unilever, in comparison with a group of 20 relevant competitors.

Where Group performance is on-target, the variable elements of the remuneration package, such as the annual bonus and long-term incentive payments, can account for about 60% of the total package (excluding pension provision). However, outstanding Group results can increase the variable elements to around 75% of the total package. If the Group results were below target, the variable elements would reduce significantly.

Closely linking the package to key performance measures ensures that Directors’ remuneration is aligned effectively with shareholders’ interests. This is also consistent with the remuneration policy for senior executives below board level, who have a significant performance-related element of pay within their remuneration package.

Directors are also required to build up a significant personal shareholding in Unilever. Within five years of appointment, they are expected to hold shares worth 150% of their basic annual salary.

On a limited basis Unilever Directors serve as non-executives on the Boards of other companies. Unilever requires that all remuneration and fees earned from outside directorships are paid directly to Unilever.

Future developments
The Remuneration Committee keeps its remuneration policy under review in the light of company and market developments. Currently the share-based elements of the remuneration package and the pension arrangements are being reviewed.

Remuneration Committee

Tasks and responsibilities
The Committee is responsible for setting the remuneration policy for Directors and advising the Boards accordingly. It is also responsible for setting individual remuneration packages for Directors and for monitoring and approving all executive share-based incentive arrangements. The Committee meets at least three times a year and, during 2003, it met on four occasions. Every member was present at each meeting.

Structure
The Committee members are all independent Advisory Directors, chosen for their broad experience and international outlook. During 2003 the members were:

•	Bertrand Collomb (appointed Chairman May 2003)
•	Lord Simon of Highbury
•	Jeroen van der Veer; and
•	Frits Fentener van Vlissingen (former Chairman, retired May 2003)

Advice and assistance
The Committee does not formally retain remuneration consultants. It seeks professional advice from external advisers as and when required. During 2003, the Committee sought advice from Towers Perrin (an independent firm of human resources specialists) on market data, remuneration trends and performance-related pay. Towers Perrin also provides general consultancy advice to Unilever Group companies on pension, communications and other human resource matters.

The Committee is supplied with information by Jan van der Bijl, who is also Joint Secretary of Unilever.

The Chairmen of NV and PLC are invited to attend Committee meetings to provide their own insights to the Committee on business objectives and the individual performance of their direct reports. Naturally, the Chairmen do not attend when their own remuneration is being discussed.

Remuneration package

Reward structure
The Directors’ total remuneration package consists of:

•	Base salary;
•	Annual performance bonus;
•	Long-term incentives;
•	Pension provision; and
•	Other benefits/allowances

The Committee regularly reviews the reward structure to ensure that it meets its objectives. The structure of the package is benchmarked against arrangements for comparable European companies.

Unilever Annual Report & Accounts and Form 20-F 2003	55

Back to Contents

Remuneration report – policy

Base salary
Each Director receives a base salary which is fixed in the currency appropriate to the country in which the individual is based.

There is one overall salary framework for all Directors. Each year, the Committee agrees separate salary ranges for Directors based in continental Europe, the UK and the US. Each Director’s salary is reviewed annually within the agreed salary ranges.

When granting pay rises, the Committee looks at a range of factors including individual and company performance. The Committee also uses independent expert advice to compare Unilever’s remuneration for executives of this calibre with competitors.

Annual performance bonus
The annual performance bonus aims to focus the Directors on the business priorities for the coming financial year, in accordance with Unilever’s annual plan. The bonus can range between 0% and 100% of base salary. However, the maximum level is payable only in the case of exceptional performance.

To receive a bonus, Directors must achieve demanding corporate and personal targets, set by the Committee at the beginning of each year:

•	Corporate targets: based on a combination of the increase in earnings per share (BEIA) at current rates of exchange and sales growth of the leading brands. A Director can receive a performance bonus of up to 80% of base salary in respect of these corporate targets.
•	Personal targets: based on agreed key objectives relative to the Director’s specific responsibilities. A Director can receive a performance bonus of up to 20% of base salary in respect of personal targets.

At the end of each financial year, the Committee reviews the results against the targets set.

The Directors receive 75% of the annual bonus in cash, with the remaining 25% paid in NV and PLC shares. The Directors are then awarded, on a conditional basis, an equivalent number of ‘matching shares’. These form part of the long-term incentive arrangements described below.

Long-term incentive arrangements
The long-term incentive arrangements for Directors consist of three main elements:

•	Share Matching Plan (linked to annual bonus)
•	TSR Long-Term Incentive Plan
•	Share options, which includes:
• Executive Option Plans
• All-Employee Share Plans

Share Matching Plan (linked to annual bonus)
As noted above, the Directors receive 25% of the annual bonus in the form of NV and PLC shares, known as bonus shares. The company then awards an equivalent number of matching shares, which will vest three years after the award provided that:

•	The original number of bonus shares have been retained for that three-year period; and
•	The Director has not resigned or been dismissed.

The necessity to hold the bonus shares for a minimum of three years (during which time the share price of NV and PLC will be influenced by the performance of the companies) is consistent with the shareholding requirements described on page 55.

The Committee believes that the three-year vesting period for matching shares supports, as far as is possible, the retention of key executives. It also encourages the Directors to build up a significant shareholding in the business, so that their interests are aligned with those of other shareholders. Moreover, a three-year vesting period is consistent with international practice.

The Committee considers that there is no need for further performance conditions on the vesting of the matching shares because the number of matching shares is directly linked to the annual bonus (which is itself subject to demanding performance conditions).

TSR Long-Term Incentive Plan
Directors receive annual conditional awards in the form of rights over shares in NV and PLC. These awards vest after three years. However, the number of shares that vest depends on how Unilever’s Total Shareholder Return (TSR) compares with the TSR results from a defined peer group.

The awards made, on a conditional basis, in March 2003 were as follows:

	Number	Number
	of NV	of PLC
	shares	shares

Chairmen	7 260	46 198
European based Directors	4 537	28 877
US based Director	3 646	23 284

For the US based Director the conditional NV shares were awarded in the form of NV New York shares and the conditional PLC shares were awarded in the form of American Depositary Receipts (1 ADR equivalent to 4 PLC shares).

56	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Remuneration report – policy

Further details are shown in the TSR Long-Term Incentive Plan table on page 63.

Unilever’s TSR results are measured over a three-year performance cycle and compared with those of a defined peer group, currently comprising:

Altria Group	Kao
Avon	Lion
Beiersdorf	L’Oréal
Cadbury Schweppes	Nestlé
Clorox	Orkla
Coca-Cola	Pepsico
Colgate	Procter & Gamble
Danone	Reckitt Benckiser
Gillette	Sara Lee
Heinz	Shiseido

The number of shares that vest depends on Unilever’s three-year TSR performance when ranked against the TSR performance of each of the peer group companies over the same period in accordance with the following table:

TSR peer group ranking	Vested award
(% of original conditional
award that will vest)

12th to 21st	0%
10th or 11th	25%
8th or 9th	50%
5th to 7th	100%
3rd or 4th	150%
1st or 2nd	200%

No award will vest unless Unilever is ranked in the top eleven of the peer group. Between 150% and 200% of an award will only vest if Unilever achieves a top-four ranking. The ultimate pay-out can only be determined once the TSR ranking over the three-year performance period is known.

Using the TSR peer group ranking as a performance indicator demonstrates a clear link between the reward provided to Directors, and the investment growth enjoyed by our shareholders (in comparison with that enjoyed by investors in the defined peer group of companies).

Share options Directors may participate in the following share option plans.
•	Executive Option Plans
•	All-Employee Share Plans

Executive Option Plans
Under the Executive Option Plans, Directors are granted options over shares in NV and PLC. The Committee has established an annual benchmark for each Director’s grant level. This is known as the ‘normal allocation’ (see below):

Normal allocation
	NV shares	PLC shares

Chairmen	12 000	80 000
US-based Director	12 000	80 000
European-based Directors	7 500	50 000

The annual grants will only be made if the following performance conditions are met:
•	Firstly, the earnings per share (BEIA) over the preceding three financial years must have cumulatively risen by at least 6% more than the rate of inflation (within the UK and the eurozone) when measured at current rates of exchange.
•	Secondly (and subject to the first condition being met), the actual grant (a percentage of the ‘normal allocation’) is determined by reference to the growth in earnings per share (BEIA) at current rates of exchange for the preceding financial year, as shown below:

EPS (BEIA) growth over inflation	Actual grant
(achieved in preceding	(as percentage of
financial year)	‘normal allocation’)

Inflation + less than 4%	0%
Inflation + 4%	50%
Inflation + 5%	75%
Inflation + 6%	100%
Inflation + 7%	125%
Inflation + 8%	150%

The earnings per share (BEIA) growth at current rates of exchange in 2002 exceeded inflation by more than 8%. This means that the actual level of grant made in 2003 was 150% of the ‘normal allocation’.

The Committee regards earnings per share (BEIA) growth at current rates of exchange as an appropriate measure of the Group’s underlying financial performance. The Committee’s view is that less than 4% growth after inflation is below standard and, at that level, no grant should be made. Real EPS (BEIA) growth above 6%, however, represents above-target performance.

Following grant, the options are not subject to any further performance conditions on exercise. The Executive Option Plans extend to Unilever executives throughout the world and in many countries it is not common practice to have performance conditions on the exercise of options. The Committee therefore takes the view that the underlying financial performance of the Group, which in turn affects the growth in share price between grant and exercise of an option, is sufficient.

Unilever Annual Report & Accounts and Form 20-F 2003	57

Back to Contents

Remuneration report – policy

The minimum price payable for each share, on the exercise of the options, is not less than the market price of the shares as at the date of grant. Normally, an option granted under the Executive Plans may not be exercised earlier than three years from the date of grant. It cannot be exercised any later than ten years from the date of grant.

Premium Options
For options granted between 1997 and 2000, rights to further options (known as ‘premium options’) arise five years after the date of the original option grant. These premium options will amount to 20% of the original number of options granted provided that:

•	During the relevant five-year period, both the Group and the individual Director have performed well, and
•	The Director has not exercised the ‘original’ options granted five years previously or, if he has, he retains all ‘profit’ of the exercise in the form of shares.

This incentive of premium options was discontinued in 2001, as part of the changes in the remuneration package of the Directors, approved by shareholders at that time. No further rights to premium options arise on grants made from 2001 onwards.

All-Employee Share Plans
Directors are able to participate in the UK Employee ShareSave Plan, the UK Share Incentive Plan (‘ShareBuy’) and the Netherlands Employee Option Plan. These arrangements are known as ‘All-Employee’ plans. The US based Director is able to participate in the North American Employee Stock Purchase Plan.

Details of all the plans are shown in note 29 on page 116.

Directors’ pensions
Directors are provided with defined benefit final salary pensions. This is consistent with the pension provision for all UK and Netherlands employees. This provides Directors with a pension of up to two-thirds of final pensionable pay from age 60, which is in line with market practice in continental Europe and the UK.

Final pensionable pay includes the average annual performance bonuses paid in the last three years, up to a maximum of 20% of base pay. This is similar to the current Group practice for long-serving senior executives. It is the view of the Committee that a significant part of Directors’ remuneration should be performance-related, and that therefore part of the annual performance-related bonus should be pensionable. The Committee reconsiders this topic from time to time in the light of the recommendations of the Combined Code and continues to take the view that, at present, these arrangements should be kept in place.

The tables on page 65 give details of the Directors’ pensions values for the year ended 31 December 2003.

Other benefits/allowances
Directors enjoy similar benefits to many other employees of the Unilever Group. These include subsidised medical insurance, the use of company cars (or cash in lieu) and assistance with relocation costs when moving from one country to another. They also receive an allowance to cover small out-of-pocket expenses not covered by the reimbursement of their business entertaining expenses.

In addition, certain UK based Directors receive an allowance to compensate for the fact that some of their remuneration is paid in the Netherlands.

Directors’ service contracts
The Directors have service contracts with both NV and PLC. The notice period under the service contracts for Directors is one year. If they choose, NV and PLC may pay a Director a sum equal to twelve months’ salary in lieu of notice.

NV’s and PLC’s Articles of Association require that all Directors retire from office at every Annual General Meeting. Directors’ contracts of service with the Unilever Group are generally terminated no later than the end of the month in which the Annual General Meeting closest to their 62nd birthday is held. See table on page 67.

The Directors are long-serving Unilever executives who can reasonably expect, subject to satisfactory performance, to be employed by Unilever until retirement. The Committee takes the view that the entitlement of the Directors to the security of twelve months’ notice of termination of employment is in line both with the practice of many comparable companies and the entitlement of other senior executives within Unilever.

The Remuneration Committee’s aim is always to deal fairly with cases of termination while taking a robust line in minimising any compensation.

In both 2003 and 2002, all eight Directors served for the whole of the year.

Other items

Statement of Compliance
This report sets out the policy and disclosures on Directors’ remuneration, as required by legislation in the Netherlands and the United Kingdom. It also takes into account:

•	The Dutch Corporate Governance Code;
•	The Combined Code of the United Kingdom Listing Rules (the Combined Code); and
•	The requirements of the Directors’ Remuneration Report Regulations 2002.

58	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Remuneration report – policy

Unilever’s share performance relative to broad-based equity indices
Under the UK Directors’ Remuneration Report Regulations 2002, we are required to show Unilever’s relative share performance, based on Total Shareholder Return, against a holding of shares in a broad-based equity index for the last five years. The Remuneration Committee has decided to show Unilever’s performance against two indices, Euronext AEX Index, Amsterdam and FTSE 100 Index, as these are the most generally used indices in the Netherlands and the UK, where we have our principal listings.

Unilever NV vs AEX Amsterdam
Five years ended 31 December 2003

Unilever PLC vs FTSE 100
Five years ended 31 December 2003

Advisory Directors
The Advisory Directors were not formally members of the Boards of NV and PLC during 2003 and are therefore excluded when reference is made to Directors in this report.

The remuneration of the Advisory Directors is decided by the Boards. It is their intention that the Advisory Directors’ remuneration should reflect the commitment and contribution of the Advisory Directors and be consistent with levels for other global companies of a similar size and nature. The Boards receive professional advice on competitive market levels from Towers Perrin, an independent firm of human resources specialists.

Advisory Directors receive an annual fee and are reimbursed expenses incurred in attending meetings. They do not receive any performance-related bonuses, pension provisions, share options or other forms of benefit as Advisory Directors. They do not have service contracts. The annual fees paid to each Advisory Director in 2003 are as shown on page 67.

Unilever Annual Report & Accounts and Form 20-F 2003	59

Back to Contents

Remuneration report – detailed information

Detailed Information on Directors’ Remuneration 2003

The following section contains detailed information on the Directors’ annual remuneration, long-term incentives, pension benefits and share interests in respect of 2003.

Table of aggregate remuneration for Directors
The following table gives the aggregate monetary value received by all Directors from the remuneration programme in 2003. For convenience, the amounts are shown both in euros and [in brackets] in pounds sterling – based on average exchange rates for the year of €1 = £0.6912, €1 = $1.126 (2002: €1 = £0.6280, €1 = $0.9398)

	2003		2002
	’000		’000

Annual emoluments(1)

Base salary	€7 942		€7 975
	[£5 489	]	[£5 008	]

Allowances	€279		€515
	[£193	]	[£323	]

Value of benefits in kind	€768		€800
	[£531	]	[£503	]

Performance-related payments (annual bonus)(2)	€1 781		€8 024
	[£1 231	]	[£5 039	]

Sub-total of annual emoluments	€10 770		€17 314
	[£7 444	]	[£10 873	]

Other income arising from long-term incentives(3)

Gains on exercise of share options	€644		€3 037
	[£446	]	[£1 907	]

Vesting of matching shares	€116		€0
	[£80	]	[£0	]

Total of annual emoluments and other income arising from long-term incentives	€11 530		€20 351
	[£7 970	]	[£12 780	]

(1)	Annual emoluments includes base salary, allowances and the value of benefits in kind received in 2003. It also includes the annual bonus (both the cash element and the bonus paid in shares) payable in March 2004 relating to the performance year 2003.
(2)	The value of matching shares, totalling €1 605 thousand, awarded in respect of the performance period 2002 is included in the figures of ‘performance-related payments (annual bonus)’ shown for 2002 above. For 2003, the value of these matching shares, totalling €445 thousand, is not included in the 2003 figures shown above, but will be reported when they vest in 2007.
(3)	Includes the gains realised in 2003 following the exercise of share options granted in earlier years. It also includes the value of the matching shares vested in 2003 which were originally awarded in 1998.

60	Unilever Annual Report & Accounts and Form 20-F 2003

<<<

Back to Contents

Remuneration report – detailed information

Table of remuneration for individual Directors
The following table gives details of the total monetary value received by each Director from the remuneration programme in 2003:

	Annual emoluments(1) 2003												Other income arising from long-term incentives(2) in 2003				Total of annual emoluments and other income arising from long-term incentives	(3)

Name and Base Country	Base salary		Allowances	(4)	Value of benefits in kind	(5)	Annual bonus	(6)	Total annual emoluments for 2003		Total annual emoluments	(10)	Vesting of matching shares in 2003		Gains on exercise of share options in 2003
											2002						in 2003
	’000		’000		’000		’000		’000		’000		’000		’000		‘000

A Burgmans(7)	€1 310		€74		€140		€262		€1 786		€2 681		€42				€1 828
NL	[£905]		[£51	]	[£96	]	[£181	]	[£1 233	]	[£1 684	]	[£29	]			[£1 262	]

N W A FitzGerald(8)	€1 476		€159		€79		€295		€2 009		€3 340		€74				€2 083
UK	[£1 020	]	[£110	]	[£54	]	[£204	]	[£1 388	]	[£2 097	]	[£51	]			[£1 439	]

AC Butler	€738		€3		€34		€148		€923		€1 664						€923
UK	[£510	]	[£2	]	[£24	]	[£102	]	[£638	]	[£1 045	]					[£638	]

PJ Cescau	€1 020		€6		€162		€204		€1 392		€2 205						€1 392
NL	[£705	]	[£4	]	[£112	]	[£141	]	[£962	]	[£1 385	]					[£962	]

KB Dadiseth	€926		€4		€80		€185		€1 195		€2 098				€15		€1 210
UK	[£640	]	[£3	]	[£56	]	[£128	]	[£827	]	[£1 318	]			[£11	]	[£838	]

AR van Heemstra	€700		€6		€74		€140		€920		€1 549						€920
NL	[£484	]	[£4	]	[£51	]	[£97	]	[£636	]	[£972	]					[£636	]

RHP Markham	€839		€10		€36		€168		€1 053		€1 787						€1 053
UK	[£580	]	[£7	]	[£25	]	[£116	]	[£728	]	[£1 122	]					[£728	]

CB Strauss(9)	€933		€17		€163		€379		€1 492		€1 990				€629		€2 121
US	[£645	]	[£12	]	[£113	]	[£262	]	[£1 032	]	[£1 250	]			[£435	]	[£1 467	]

(1)	Annual emoluments includes base salary, allowances and the value of benefits in kind received in 2003. It also includes the annual bonus (both the cash element and the bonus paid in shares) payable in March 2004 relating to the performance year 2003. The value of the matching shares conditionally awarded in 2004 in respect of the performance year 2003 is not included as these form part of the long-term incentives and the value will be reported when they vest in 2007.
(2)	Other income includes the gains realised in 2003 following the exercise of share options granted in earlier years. It also includes the value of the matching shares vested in 2003, which were originally awarded in 1998.
(3)	Total includes all annual emoluments earned in 2003 together with other income arising from long-term incentives in that year.
(4)	Includes cash allowances in lieu of company car, entertaining allowance, financial planning assistance and an allowance, where applicable, payable to UK based Directors to compensate for the fact that part of their remuneration is paid in the Netherlands. All allowances are taxable in either the UK, the Netherlands or the US, apart from the entertaining allowance which is tax free.
(5)	Includes value of benefits in kind relating to company provided accommodation, company cars and subsidised medical insurance. All such items are taxable in the country of residence of the Directors concerned (apart from the value of accommodation provided for Netherlands based Directors).
(6)	Part of the annual bonus is paid in the form of shares in NV and PLC. The value of these bonus shares is included in the figures of annual bonus shown above. In addition to these shares each Director is awarded, on a conditional basis, an equivalent number of matching shares which, for 2003 are not included above.
(7)	Chairman of NV.
(8)	Chairman of PLC.
(9)	Excluded from the emoluments are payments totalling $582 thousand paid in 2003 which relate to an appointment prior to joining the Boards.
(10)	Total for 2002 includes the value of the matching shares awarded in respect of the performance period 2002.

Unilever Annual Report & Accounts and Form 20-F 2003	61

Back to Contents

Remuneration report – detailed information

Directors’ Share Matching Plan
The following conditional shares were outstanding, awarded or vested during 2003 under the share matching plan:

		Balance of conditional shares at 1 Jan 2003	Conditional shares awarded in 2003		(1)	Shares vested during 2003(2)			Balance of conditional shares at 31 Dec 2003
	Share type	No. of shares	No. of shares	Price at award		No. of shares	Market price at vesting	Original price at award	No. of shares

A Burgmans	NV	3 635	2 361	€55.10		382	€52.60	€60.90	5 614
	PLC	26 592	15 022	585p		2 704	566p	564p	38 910

N W A FitzGerald	NV	5 511	2 714	€55.10		671	€52.60	€60.90	7 554
	PLC	40 581	17 275	585p		4 749	566p	564p	53 107

A C Butler	NV	2 439	1 370	€55.10		0			3 809
	PLC	18 091	8 718	585p		0			26 809

P J Cescau	NV	2 403	1 902	€55.10		0			4 305
	PLC	17 471	12 108	585p		0			29 579

K B Dadiseth	NV	1 752	1 699	€55.10		0			3 451
	PLC	12 499	10 812	585p		0			23 311

A R van Heemstra	NV	1 953	1 180	€55.10		0			3 133
	PLC	14 174	7 506	585p		0			21 680

R H P Markham	NV	2 598	1 494	€55.10		0			4 092
	PLC	19 173	9 486	585p		0			28 659

C B Strauss	NV	4 157	1 144	€55.10		0			5 301
	PLC	30 014	7 276	585p		0			37 290

(1)	Each award of matching shares is conditional and vests three years after the date of the award in question subject to certain conditions. The 2003 awards were made on 25 March 2003 (relating to the 2002 performance period) and will vest on 24 March 2006.
(2)	The conditional shares awarded on 3 March 1998 (relating to the 1997 performance period) vested on 2 March 2003.

The closing market prices of ordinary shares at 31 December 2003 were €51.85 (NV shares) and 521p (PLC shares). During 2003 the highest market prices were €59.95 and 628p respectively, and the lowest market prices were €45.81 and 475p respectively.

62	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Remuneration report – detailed information

Directors’ conditional share awards under the TSR Long-Term Incentive Plan
Conditional rights to ordinary shares in NV and PLC were granted in 2003 as shown in the table below. No awards vested or lapsed in 2003:

	Share	Balance of conditional shares at 1 January 2003	Conditional awards made 25 March 2003 (Performance period 2003 to 2005)		(3)	Balance of conditional shares at 31 December 2003	Award to vest in May 2004 based on the 2001 to 2003 performance period	(4)
	type	No. of shares	No. of shares	Original price at award		No. of shares	No. of shares

A Burgmans	NV	12 452	7 260	€55.10		19 712	6 472
	PLC	90 679	46 198	585p		136 877	48 360

N W A FitzGerald	NV	12 452	7 260	€55.10		19 712	6 472
	PLC	90 679	46 198	585p		136 877	48 360

A C Butler	NV	7 782	4 537	€55.10		12 319	4 045
	PLC	56 675	28 877	585p		85 552	30 225

P J Cescau	NV	7 782	4 537	€55.10		12 319	4 045
	PLC	56 675	28 877	585p		85 552	30 225

K B Dadiseth	NV	7 782	4 537	€55.10		12 319	4 045
	PLC	56 675	28 877	585p		85 552	30 225

A R van Heemstra	NV	7 782	4 537	€55.10		12 319	4 045
	PLC	56 675	28 877	585p		85 552	30 225

R H P Markham	NV	7 782	4 537	€55.10		12 319	4 045
	PLC	56 675	28 877	585p		85 552	30 225

C B Strauss	NV(1)	6 200	3 646	$58.35		9 846	3 223
	PLC(2)	44 612	23 284	$9.1375		67 896	23 580

(1)	NV New York shares.
(2)	The award was made in the form of American Depository Receipts (1 ADR equivalent to 4 PLC shares).
(3)	The end date of the final performance period in respect of the conditional award made in 2003 is 31 December 2005.
(4)	The conditional award made in May 2001 will vest in May 2004. This award is based on the TSR performance of Unilever (when ranked against its defined peer group of companies) for the three-year performance period ending 31 December 2003. Details of Unilever’s TSR ranking for this performance period are shown in the graph below.

TSR ranking of Unilever shares against its defined peer group of companies for period 2001 to 2003
The following graph shows Unilever’s position relative to the TSR peer group of companies for the period from 1 January 2001 to 31 December 2003. The ranking for this period determines the level of vesting in respect of the conditional award made in 2001. As will be seen from this graph, Unilever is ranked at position 6 out of the reference group of 21 companies. This ranking results in a 100% vesting of the number of shares which were conditionally awarded in May 2001. See page 122 for full details of the TSR LTIP arrangements.

Unilever’s position relative to the TSR reference group

The reference group, including Unilever, consists of 21 companies.
Unilever’s position is based on TSR over a three-year rolling period.

Unilever Annual Report & Accounts and Form 20-F 2003	63

Back to Contents

Remuneration report – detailed information

Directors’ share options
Details of the option plans under which Directors and employees are able to acquire ordinary shares of NV and PLC are shown in note 29 on page 116.

Options to acquire NV ordinary shares of €0.51 each and options to acquire PLC ordinary shares of 1.4p each were granted, exercised, expired and held during 2003 as follows:

								Options outstanding below market price at 31 December 2003		Options outstanding above market price at 31 December 2003

	Share type	1 January 2003	Number granted		Exercised or expired		31 December 2003	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	First exercisable date	Final expiry date

A Burgmans
Executive Plan	NV	76 800	18 000	(1)	9 000	(4)	87 600	12 000	€42.83	75 600	€60.46	24/03/02	07/05/13
			1 800	(2)
Executive Plan	PLC	512 000	120 000	(1)	60 000	(4)	584 000	200 000	425.70p	384 000	576.02p	24/03/02	07/05/13
			12 000	(2)
NL All-Employee Plan	NV	250	50	(3)	50	(5)	250	50	€51.00	200	€62.31	01/06/02	02/06/08
UK ShareSave Plan	PLC	2 904					2 904			2 904	594.00p	01/10/03	31/03/04

N W A FitzGerald
Executive Plan	NV	105 600	18 000	(1)			127 200	30 000	€42.81	97 200	€62.08	02/06/00	07/05/13
			3 600	(2)
Executive Plan	PLC	746 300	120 000	(1)			890 300	362 300	405.67p	528 000	597.96p	29/05/99	07/05/13
			24 000	(2)
NL All-Employee Plan	NV	250	50	(3)	50	(5)	250	50	€51.00	200	€62.31	01/06/02	02/06/08
UK ShareSave Plan	PLC	3 543	1 103	(12)			4 646	2 382	425.00p	2 264	585.72p	01/10/03	06/12/08

A C Butler
Executive Plan	NV	66 002	11 250	(1)			79 502	18 752	€42.81	60 750	€62.08	02/06/00	07/05/13
			2 250	(2)
Executive Plan	PLC	678 212	75 000	(1)			768 212	438 212	357.44p	330 000	597.96p	07/06/98	07/05/13
			15 000	(2)
NL All-Employee Plan	NV	200	50	(3)			250	50	€51.00	200	€62.31	01/06/02	02/06/08

P J Cescau
Executive Plan	NV	63 393	11 250	(1)			76 443	7 500	€42.83	68 943	€62.46	08/05/01	07/05/13
			1 800	(2)
Executive Plan	PLC	429 666	75 000	(1)			516 666	125 000	425.70p	391 666	583.97p	08/05/01	07/05/13
			12 000	(2)
NL All-Employee Plan	NV	100	50	(3)			150	50	€51.00	100	€66.28	30/05/04	02/06/08
US Executive Plan	NV(7)	45 000					45 000	45 000	$38.84			29/05/97	02/06/07
US Executive Plan	PLC(7)	100 192					100 192	100 192	$6.72			03/06/98	02/06/07

K B Dadiseth
Executive Plan	NV	42 600	11 250	(1)			54 750	10 500	€42.82	44 250	€60.85	02/06/00	07/05/13
			900	(2)
Executive Plan	PLC	298 248	75 000	(1)	4 148	(6)	375 100	155 100	415.30p	220 000	592.01p	07/06/98	07/05/13
			6 000	(2)
NL All-Employee Plan	NV		50	(3)			50	50	€51.00			02/06/06	02/06/08
UK ShareSave Plan	PLC	2 744					2 744			2 744	603.00p	01/10/07	31/03/08

A R van Heemstra
Executive Plan	NV	49 800	11 250	(1)	9 000	(4)	53 850	7 500	€42.83	46 350	€60.30	24/03/02	07/05/13
			1 800	(2)
Executive Plan	PLC	332 000	75 000	(1)	60 000	(4)	359 000	125 000	425.70p	234 000	578.33p	24/03/02	07/05/13
			12 000	(2)
NL All-Employee Plan	NV	100	50	(3)			150	50	€51.00	100	€66.28	30/05/04	02/06/08

R H P Markham
Executive Plan	NV	63 300	11 250	(1)			76 800	16 500	€42.81	60 300	€62.04	02/06/00	07/05/13
			2 250	(2)
Executive Plan	PLC	454 292	75 000	(1)			544 292	217 292	408.16p	327 000	597.72p	06/12/99	07/05/13
			15 000	(2)
NL All-Employee Plan	NV	250	50	(3)	50	(5)	250	50	€51.00	200	€62.31	01/06/02	02/06/08
UK ShareSave Plan	PLC	3 283					3 283	3 283	514.00p			01/10/04	31/03/05

C B Strauss
US Executive Plan	NV(7)	184 800	18 000	(8)	22 000	(11)	182 600	162 800	$40.95	19 800	$72.28	10/06/95	07/05/13
			1 800	(9)
US Executive Plan	PLC(7)	512 000	120 000	(8)			644 000	584 000	$7.81	60 000	$10.85	03/06/98	07/05/13
			12 000	(9)
US All-Employee Plan NV(7)			184	(10)			184	184	$54.11			01/01/04	01/01/04

64	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Remuneration report – detailed information

Footnotes for table on preceding page:

(1)	Grants made under the Executive Plan on 25 March 2003 at an option price of €55.10 (NV shares) and 585p (PLC shares).
(2)	Premium grants made under the Executive Plan on 8 May 2003 at an option price of €52.05 (NV shares) and 578.50p (PLC shares).
(3)	Grants made under the Netherlands All-Employee Option Plan on 2 June 2003 at an option price of €51.00 (NV shares).
(4)	Options expired without value on 8 May 2003. The options were originally granted on 8 May 1998 with a five-year exercise period at an option price of €69.29 (NV shares) and 667.50p (PLC shares).
(5)	Options expired without value on 15 September 2003. The options were originally granted on 15 September 1998 with a five-year exercise period at an option price of €57.63 (NV shares).
(6)	Options exercised on 4 November 2003 at a market price of 508.50p per share. The options were originally granted in 1994 at a price of 253.75p per share.
(7)	NV options granted in the form of NV New York shares. PLC options granted in the form of American Depositary Receipts (1 ADR equivalent to 4 PLC shares).
(8)	Grants made under the Executive Plan on 25 March 2003 at an option price of $58.35 (NV New York shares) and $9.14 (PLC shares).
(9)	Premium grants made under the Executive Plan on 8 May 2003 at an option price of $59.40 (NV New York shares) and $9.24 (PLC shares).
(10)	Grant made in 2003 under the US All-Employee Plan at an option price of $54.11.
(11)	Options exercised on 5 May 2003 at a market price of $59.00 per share. The options were originally granted on 10 June 1993 at a price of $26.81 per share.
(12)	Options granted under UK ShareSave Plan on 6 June 2003 at an option price of 577p per share.

The term ‘Executive Plan’ refers to options granted under the PLC, NV or NA Executive Option Plans (see page 57).

The closing market prices of ordinary shares at 31 December 2003 were €51.85 (NV shares), 521p (PLC shares), $64.90 (NV New York shares) and $37.60 (PLC ADRs). During 2003 the highest market prices were €59.95, 628p, $64.90 and $39.49 respectively, and the lowest market prices were €45.81, 475p, $52.95 and $31.44 respectively.

Directors’ pensions
Directors’ pension values for the year ended 31 December 2003 are set out below. For convenience amounts are shown both in euros and [in brackets] in pounds sterling:

	Age at 31/12/03	Accrued annual benefit as at 31/12/03	(1)	Increase in accrued annual benefit during 2003	(1)	Increase in accrued annual benefit during 2003 (excl. inflation)		Transfer value at 31/12/03 of the increase in accrued benefit (excl. inflation)	(2)	Transfer value of accrued benefit at 31/12/03	(2)	Transfer value of accrued benefit at 31/12/02	(2)	Difference in 2002 and 2003 transfer values (less individual contributions)	(3)
		’000		’000		’000		’000		’000		’000		’000

A Burgmans	56	€915		€73		€45		€764		€11 613		€9 747		€1 866
		[£648	]	[£50	]	[£31	]	[£541	]	[£8 219]		[£6 340]		[£1 879]

N W A FitzGerald	58	€1 102		€90		€80		€1 381		€19 624		€18 017		€1 572
		[£780	]	[£62	]	[£55	]	[£977	]	[£13 888]		[£11 720]		[£2 144]

A C Butler	57	€533		€16		€12		€185		€9 097		€8 809		€271
		[£377	]	[£11	]	[£8	]	[£131	]	[£6 438]		[£5 730]		[£696	]

P J Cescau(4)	55	€717		€54		€32		€549		€9 535		€8 394		€1 141
		[£507	]	[£37	]	[£22	]	[£389	]	[£6 748]		[£5 460]		[£1 288]

K B Dadiseth	58	€682		€91		€85		€1 512		€12 323		€10 684		€1 617
		[£483	]	[£63	]	[£59	]	[£1 070]		[£8 721]		[£6 950]		[£1 756]

A R van Heemstra	57	€527		€52		€36		€593		€7 695		€6 702		€993
		[£373	]	[£36	]	[£25	]	[£420	]	[£5 446]		[£4 360]		[£1 086]

R H P Markham	57	€620		€67		€61		€1 036		€10 899		€9 746		€1 133
		[£439	]	[£46	]	[£42	]	[£733	]	[£7 713]		[£6 340]		[£1 359]

C B Strauss	60	€666		€36		€12		€160		€10 073		€11 811		€(1 738)
		[£471	]	[£25	]	[£8	]	[£113	]	[£7 129]		[£7 683]		[£(554)]

(1)	The accrued annual benefits are calculated using the Directors’ service to 31 December 2003 and include all benefits provided from Unilever pension plans. The NV Directors’ arrangement operates on the basis of a justifiable expectation and does not provide any vested deferred entitlement. NV Directors leaving before age 55 are only entitled to benefits from other Unilever pension plans. The accrued annual benefits are calculated on the basis that benefits commence at age 60; in the event the Director leaves service prior to age 60 and payment of the benefit commences earlier than age 60, the benefits payable would be on a reduced basis. Within last year’s report the NV Directors’ accrued annual benefits were presented on the basis of an immediate but reduced pension. This year the accrued annual benefits for NV and PLC Directors are presented on the same basis, as described above, therefore for NV Directors the total accrued benefits at December 2002 were actuarially converted to be consistent with the form of the 31 December 2003 accrued annual benefits.
(2)	The transfer values for the NV Directors’ arrangement are calculated on the basis used by the Unilever Netherlands pension plan (Progress), in line with the Netherlands regulations. The transfer values for the PLC Directors’ arrangement are calculated on the basis used by the Unilever United Kingdom pension plan (UPF), in line with the GN11 guidance note published by the Institute and Faculty of Actuaries in the United Kingdom.
(3)	During 2003 the UK based Directors paid compulsory contributions equivalent to 2% of their pensionable salary. The Netherlands and US based Directors made no compulsory contributions in that year, in line with the then current practice for all employees in those countries.
(4)	Reached age 55 during the year, therefore the increase in total accrued benefits during 2003 was calculated using the 31 December 2002 total accrued benefits, actuarially converted to be consistent with the form of the 31 December 2003 accrued annual benefit.

Unilever Annual Report & Accounts and Form 20-F 2003	65

Back to Contents

Remuneration report – detailed information

Directors’ interests: share capital
The interests in the share capitals of NV and PLC and their group companies of those who were Directors at the beginning and end of 2003 and of their immediate families were as shown in the table below:

	Share type(1)	Shares held at 1 January 2003 (excluding unvested matching shares)	Shares held at 31 December 2003	(2)
(excluding unvested matching shares)

A Burgmans	NV	30 533	33 275
	NV(3)	7 750	7 750
	PLC	37 159	54 885

N W A FitzGerald(4)	NV	5 510	8 895
	PLC	361 951	382 799

A C Butler	NV	3 502	4 872
	PLC	44 910	53 628

P J Cescau	NV	2 403	4 305
	PLC	17 471	29 579

K B Dadiseth	NV	1 752	3 451
	PLC	17 679	32 712
	Hindustan Lever Limited	107 490	107 490

A R van Heemstra	NV	1 953	3 133
	PLC	14 174	21 680

R H P Markham	NV	33 430	34 924
	PLC	57 689	67 224

C B Strauss	NV	12 971	36 015
	PLC(5)	30 014	37 290

(1)	Except where otherwise stated, NV shares are ordinary €0.51 shares and PLC shares are ordinary 1.4p shares.
(2)	The balance of shares held at 31 December 2003 includes PLC shares acquired under the UK Share Incentive Plan (ShareBuy).
(3)	Held as preference shares of €0.05.
(4)	N W A FitzGerald also holds jointly as a trustee of the Leverhulme Trust and the Leverhulme Trade Charities Trust with no beneficial interest 156 815 034 PLC ordinary shares and 400 shares Margarine Union (1930) Limited, both at 1 January 2003 and 31 December 2003. The holding of PLC shares represents approximately 5.38% of the ordinary issued share capital of PLC.
(5)	Partially held as American Depositary Receipts (ADRs).

The Directors, in common with other employees of PLC and its United Kingdom subsidiaries, had beneficial interests in 43 176 360 PLC ordinary shares at 1 January 2003 and 47 080 138 PLC ordinary shares at 31 December 2003, acquired by the Unilever Employee Share Trusts for the purpose of satisfying options under the PLC Executive Option Plans and the UK Employee ShareSave Plan. Further information, including details of the NV and PLC ordinary shares acquired by certain group companies in connection with other share option plans, is given in note 29 on page 116.

The voting rights of the Directors who hold interests in the share capitals of NV and PLC are the same as for other holders of the class of shares indicated. Except as stated above, none of the Directors’ or other executive officers’ shareholdings amounts to more than 1% of the issued shares in that class of share. Except as stated above, all shareholdings are beneficial.

The only changes in the interests of the Directors and their families in NV and PLC ordinary shares between 31 December 2003 and 28 February 2004 were that:

(i)	The holding of the Unilever Employee Share Trust (Jersey) has reduced to 46 697 306 PLC ordinary shares.
(ii)	Messrs FitzGerald, Dadiseth and Markham each became interested in a further 23 and 24 PLC shares in January and February due to monthly ShareBuy purchases.
(iii)	Mr FitzGerald acquired 31 PLC shares through dividend reinvestment.
(iv)	Mr Cescau purchased 825 NV shares. He also exercised 100 192 PLC (25 048 ADR’s) executive options from which number he retained 22 712 PLC (5 678 ADR’s) and 45 000 NV NY executive options from which number he retained 12 905 NV NY shares.
(v)	Mr Strauss acquired 156 NV NY shares by exercising options under the North American Employee Stock Purchase Plan. He also exercised 30 000 NV NY executive options, from which number he retained 12 800 NV NY shares.
(vi)	Mr van Heemstra acquired 50 000 PLC shares and 7 500 NV shares by exercising executive options,all of which were immediately sold.

66	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Remuneration report – detailed information

Summary Information in respect of Directors and Executive Officers
The total amount of remuneration (including other income arising under long-term incentives but excluding pension provisions) received by all Directors and Executive Officers (being the Directors and corporate officers listed on pages 52 and 53 respectively) for services in all capacities during 2003 was €16 375 000 [£11 319 000] (2002: €26 474 466 [£16 625 972]).
The total amount set aside by the Unilever Group during 2003 to provide pension, retirement or similar benefits for Directors and Executive Officers was €3 264 293 [£2 256 279] (2002: €4 585 032 [£2 879 401]).
No compensation for loss of office or other termination payments were paid to Directors in 2003.
As at 28 February 2004 the Directors and Executive Officers as a group held options to purchase the following ordinary shares:
707 715 NV shares of €0.51
5 115 129 PLC shares of 1.4p
152 600 NV shares of €0.51 of the New York Registry
644 000 PLC shares of 1.4p (held as 161 000 ADRs)

Directors’ service contracts
		Effective date	Expiry/
	Date of	of current	retirement	Notice period	Notice period
	appointment	contract	date*	for company	for Director

A Burgmans	8 May 1991	5 May 1993	31 May 2009	12 months	6 months
N W A FitzGerald	20 May 1987	5 May 1993	31 May 2007	12 months	6 months
A C Butler	6 May 1992	5 May 1993	31 May 2008	12 months	6 months
P J Cescau	4 May 1999	4 May 1999	31 May 2010	12 months	6 months
K B Dadiseth	3 May 2000	3 May 2000	31 May 2007	12 months	6 months
A R van Heemstra	3 May 2000	3 May 2000	31 May 2008	12 months	6 months
R H P Markham	6 May 1998	6 May 1998	31 May 2008	12 months	6 months
C B Strauss	3 May 2000	3 May 2000	31 May 2005	12 months	6 months

*Assumes that the Annual General Meeting is held in May, as is the current practice.

Advisory Directors
The Advisory Directors were not formally members of the Boards of NV and PLC during 2003 and are therefore excluded when reference is made to Directors in this report.

Advisory Directors’ fees paid in 2003:

Paid in euros				Paid in pounds sterling
Name	Fees €	£ Equivalent		Name	Fees £	€ Equivalent

B Collomb	55 000	[38 016	]	Lord Brittan	[35 000]	50 637
Professor W Dik	55 000	[38 016	]	Lady Chalker	[35 000]	50 637
O Fanjul	55 000	[38 016	]	C X Gonzalez	[35 000]	50 637
F H Fentener van Vlissingen	27 500	[19 008	]	Senator G J Mitchell	[35 000]	50 637
H Kopper	55 000	[38 016	]	C R Shoemate	[14 583]	21 098
J van der Veer	55 000	[38 016	]	Lord Simon	[35 000]	50 637

In addition, Advisory Directors benefited directly or indirectly from the following payments made in 2003:
Lady Chalker: £26 400 paid to Africa Matters Limited for advice provided to Unilever’s Africa Business Group by her and other consultants from that company; and Senator G J Mitchell: US $75 000 paid to him for advice provided to Unilever’s North American businesses.

As at 28 February 2004 the interests of the Advisory Directors in the share capital of NV and PLC were as follows:

	NV(1)	PLC(2)

Lord Brittan	–	–
Lady Chalker	–	2 526
B Collomb	111	–
Professor W Dik	–	–
O Fanjul	692	–
C X Gonzalez(3)	–	100 000
H Kopper	–	–
Senator G Mitchell	1 000	–
Lord Simon	–	2 947
J van der Veer	5 600	–

Aggregate interests	7 403	105 473

(1)	Ordinary €0.51 shares of NV.
(2)	Ordinary 1.4p shares of PLC.
(3)	Held as American Depositary Receipts (ADRs).

As at 28 February 2003, the aggregate interests of the Advisory Directors in the share capital of NV and PLC were 19 788 Ordinary €0.51 shares of NV and 65 383 Ordinary 1.4p shares of PLC.

The voting rights of the Advisory Directors are the same as for other holders of the class of share indicated.

Unilever Annual Report & Accounts and Form 20-F 2003	67

Back to Contents

Remuneration report – detailed information

The Report has been approved by the Boards and has been signed on their behalf by the Joint Secretaries, J A A van der Bijl and S G Williams.

By order of the Boards

J A A van der Bijl
S G Williams

Joint Secretaries of Unilever N.V. and Unilever PLC

2 March 2004

Auditable part of remuneration report
In compliance with the UK Directors’ Remuneration Report Regulation 2002, and under Title 9, Book 2 of the Civil Code in the Netherlands, the auditable part of the remuneration report comprises the ’Table of aggregate remuneration for Directors’ on page 60, the ’Table of remuneration for individual Directors’ on page 61, the ‘Directors’ share matching plan’ on page 62, the ’Directors’ conditional share awards under the TSR Long-Term Incentive Plan’ on page 63, ’Directors’ share options’ on pages 64 and 65, ’Directors’ pensions’ on page 65, ’Directors’ interests: share capital’ on page 66 and ‘Advisory Directors’ on page 67.

68	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Report of the Audit Committee

The role of the Audit Committee is to assist the Unilever Boards in fulfilling their oversight responsibilities regarding the integrity of Unilever’s financial statements, risk management and internal control, compliance with legal and regulatory requirements, the external auditors’ performance, qualifications and independence, and the performance of the internal audit function. During the year ended 31 December 2003 the principal activities of the Committee were as follows:

Financial Statements
The Committee considered reports from the Financial Director on the quarterly and annual financial statements and reviewed the Annual Report & Accounts and Form 20-F prior to publication. It also reviewed critical accounting policies including proposed changes in accounting principles in response to the changes in Netherlands and UK law and UK and US GAAP.

Audit of the Annual Accounts
PricewaterhouseCoopers, Unilever’s external auditors, reported in depth to the Committee on the scope and outcome of the annual audit, and management’s response. Their reports included accounting matters, governance and control, and accounting developments.

Risk Management and Internal Control Arrangements
The Committee reviewed Unilever's overall approach to risk management and control, and its processes, outcomes and disclosure, including specifically:

•	Corporate Audit’s interim and year-end reports on the Status of Risk Management & Control, and management’s response
•	The Corporate Risk Committee’s annual report, which included its recommendation for the Boards’ statement on internal control and its analysis of the 2003 risk assessment process
•	The reports from the Code of Business Principles Compliance Committee
•	Controls over trade marketing investments
•	Corporate risk management benchmarking study
•	Implementation of recent corporate governance requirements (as outlined on page 47)
•	Proceedings of the Disclosure Committee
•	Progress on the establishment of a global Ethics hotline which included a procedure for handling complaints and concerns relating to accounting, internal control and auditing matters
•	An updated Code of Ethics for senior financial officers for communication to the relevant officials in the Group

External Auditors
The report from PricewaterhouseCoopers confirming their independence and objectivity was reviewed by the Committee. It also reviewed the audit, audit-related, tax and consulting services provided by PricewaterhouseCoopers, and compliance with Unilever’s policy, introduced in January 2002, under which the types of engagements for which the external auditors can be used are prescribed. All non-audit services undertaken by the external auditors were reviewed and authorised by the Committee in advance. For further information, see page 50.

The Committee conducted a formal evaluation of the effectiveness of the external audit process and held independent meetings with the external auditors, and have reported on their conclusions to the Boards.

The Committee has recommended to the Boards the re-appointment of the external auditors.

Internal Audit Function
The Committee engaged in discussion and review of the Corporate Audit Department’s audit plan for the year, together with its budget and resource requirements.

The Committee held independent meetings with the Chief Auditor.

Audit Committee Charter
The Committee’s terms of reference have been updated to reflect recent developments in corporate governance in the UK, the European Union and the US. The revised charter enhances the Committee’s role and responsibilities and, in particular, makes the Committee responsible for overseeing Unilever’s relations with the external auditors.

The Audit Committee Charter/terms of reference can be viewed on Unilever’s website at www.unilever.com.

The Committee conducted a self-assessment of its own performance for review with the Boards.

Unilever Annual Report & Accounts and Form 20-F 2003	69

Back to Contents

Financial statements – Contents

70	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Statement of Directors’ responsibilities

Annual accounts
The Directors are required by Title 9, Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Unilever Group, NV and PLC as at the end of the financial year and of the profit or loss for that year.

The Directors consider that in preparing the accounts, the Group, NV and PLC have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all United Kingdom accounting standards which they consider to be applicable have been followed, except as noted under ‘Accounting standards’ on page 73.

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

This statement, which should be read in conjunction with the ‘Report of independent auditors’ set out on page 72, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

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

Going concern
The Directors continue to adopt the going concern basis in preparing the accounts. This is because the Directors, after making enquiries and following a review of the Group’s budget for 2004 and 2005, including cash flows and borrowing facilities, consider that the Group has adequate resources to continue in operation for the foreseeable future.

Internal and disclosure controls and procedures
Unilever has a well established control environment, which is well documented and regularly reviewed by the Boards. This incorporates risk management, internal control procedures and disclosure controls and procedures which are designed to provide reasonable, but not absolute, assurance that assets are safeguarded, the risks facing the business are being controlled and all information required to be disclosed is reported to the Group’s senior management, including where appropriate the Chairmen and Financial Director, within the required timeframe. Our procedures cover financial, operational, social and environmental risks and regulatory matters. The Boards of NV and PLC have also established a clear organisational structure, including delegation of appropriate authorities. The Group’s control environment is supported through a Code of Business Principles, which sets standards of professionalism and integrity for its operations worldwide.

The Boards have overall responsibility for establishing key procedures designed to achieve systems of internal control and disclosure control and for reviewing and evaluating their effectiveness. The day-to-day responsibility for implementation of these procedures and ongoing monitoring of risk and the effectiveness of controls rests with the Group’s senior management at individual operating company and Business Group level. Business Groups, each of which has its own Risk Committee, review, on an ongoing basis, the risks faced by their group and the related internal control arrangements and provide written reports to the Corporate Risk Committee, the composition and function of which are set out on page 48.

Unilever’s corporate internal audit function plays a key role in providing an objective view and continuous reassurance of the effectiveness of the risk management and related control systems throughout Unilever to both operating management and the Boards. The Group has an independent Audit Committee, entirely comprised of Advisory Directors. This Committee meets regularly with the Chief Auditor and the external auditors.

Unilever has a comprehensive budgeting system with an annual budget approved by the Boards, which is regularly reviewed and updated. Performance is monitored against budget and the previous year through monthly and quarterly reporting routines. The Group reports to shareholders quarterly.

Unilever’s system of risk management has been in place throughout 2003 and up to the date of this report, and complies with the recommendations of ‘Internal Control – Guidance for Directors on the Combined Code’, published by the Internal Control Working Party of the Institute of Chartered Accountants in England & Wales in September 1999. The Boards have carried out an annual review of the effectiveness of the systems of risk management and internal control during 2003 in accordance with this guidance, and have ensured that the necessary actions have been taken to address any weaknesses or deficiencies arising out of that review.

Based on an evaluation by the Boards, which comprises the Chairmen, the Financial Director and the Group’s senior management, each Chairman and the Financial Director concluded that the design and operation of the Group’s disclosure controls and procedures as at 31 December 2003 were reasonably effective and that subsequently there have been no significant changes in the Group’s internal controls or in other factors that could significantly affect those controls.

It is Unilever’s policy to bring acquired companies within the Group’s governance procedures as soon as is practicable and, in any event, by the end of the first full year of operation.

Unilever Annual Report & Accounts and Form 20-F 2003	71

Back to Contents

Report of independent auditors

Report of the independent auditors to the members
of Unilever N.V. and Unilever PLC
We have audited the accounts, which have been prepared under the historical cost convention, set out on pages 73 to 125, 131 to 147 and 149 to 150. We have also audited the auditable part of the Directors’ Remuneration Report as set out on page 68.

Respective responsibilities of Directors and auditors
As described on page 71, the Directors are responsible for preparing the Annual Report & Accounts and Form 20-F. This includes responsibility for preparing the accounts in accordance with applicable Netherlands and United Kingdom law and United Kingdom accounting standards. Our responsibility is to audit the accounts and the auditable part of the Directors’ Remuneration Report in accordance with applicable law, auditing standards and listing rules in the Netherlands and United Kingdom.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with Title 9, Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 1985. We also report to you whether the auditable part of the Directors’ Remuneration Report is properly prepared in accordance with the applicable requirements in the Netherlands and the United Kingdom. We would also report to you if, in our opinion, the Directors’ Report was not consistent with the accounts, if proper accounting records had not been kept, if we had not received all the information and explanations we require for our audit, or if information required regarding Directors’ remuneration and transactions were not disclosed.

We read the other information contained in the Annual Report & Accounts and Form 20-F and consider the implications for our audit report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

As auditors of Unilever PLC, we review whether the statement on page 50 reflects the Company’s compliance with the seven provisions of the Combined Code (issued in June 1998) specified for our review by the Listing Rules of the United Kingdom’s Financial Services Authority and we report if it does not. We are not required to consider whether the Directors’ statements on internal control cover all risks and controls or to form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands, the United Kingdom and the United States. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the auditable part of the Directors’ Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the auditable part of the Directors’ Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the accounts and the auditable part of the Directors’ Remuneration Report.

Netherlands and United Kingdom opinion
In our opinion, the accounts give a true and fair view of the state of affairs of the Unilever Group, Unilever N.V. and Unilever PLC at 31 December 2003 and of the profit and cash flows of the Group for the year then ended. In our opinion the accounts of the Unilever Group, and of Unilever N.V. and Unilever PLC respectively, have been properly prepared in accordance with Title 9, Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 1985. In our opinion, the auditable part of the Directors’ Remuneration Report has been properly prepared in accordance with the applicable requirements in the Netherlands and the United Kingdom.

United States opinion
In our opinion, the accounts present fairly, in all material respects, the financial position of the Unilever Group at 31 December 2003 and 2002, and the results of its operations, total recognised gains and its cash flows for each of the three years in the period ended 31 December 2003, in accordance with the accounting information and policies on pages 73 to 75.

The accounting principles applied vary in certain significant respects from accounting principles generally accepted in the United States. The effect of the major differences in the determination of net profit and capital and reserves is shown on pages 131 and 132.

As discussed in note 17 and in note 29 to the consolidated accounts, the Group changed its method of accounting for pensions and share options in 2003. The change has been accounted for by restating comparative information at 31 December 2002 and 2001, and for the years then ended.

PricewaterhouseCoopers Accountants N.V.
Rotterdam, The Netherlands
As auditors of Unilever N.V.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, England
As auditors of Unilever PLC

2 March 2004

72	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

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

The Equalisation Agreement provides for both companies to adopt the same accounting principles and requires as a general rule the dividends and other rights and benefits (including rights on liquidation) attaching to each Fl. 12 (€5.445) nominal of ordinary share capital of NV to be equal in value at the relevant rate of exchange to the dividends and other rights and benefits attaching to each £1 nominal of ordinary share capital of PLC, as if each such unit of capital formed part of the ordinary capital of one and the same company. For additional information please refer to ‘Control of Unilever’ on page 152.

Basis of consolidation
Because of the operational and contractual arrangements referred to above and the internal participating interests set out in note 21 on page 110, NV and PLC and their group companies constitute a single group under Netherlands and United Kingdom legislation for the purposes of presenting consolidated accounts.

Accordingly, the accounts of the Unilever Group are presented by both NV and PLC as their respective consolidated accounts. These accounts are supplemented in notes 22 and 23 on page 111 and note 30 on page 125 by additional information for the NV and PLC parts of the Group in which group companies are consolidated according to respective ownership.

Companies legislation
The consolidated accounts of the Unilever Group comply with Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 1985. The consolidated accounts of the Unilever Group also comply with accounting standards generally accepted in the United Kingdom, as allowed by Article 362.1 of Book 2 of the Civil Code in the Netherlands, unless such standards conflict with the Civil Code in the Netherlands which would in such case prevail. The company accounts, the notes to those accounts and the further statutory information given for each of NV and PLC comply with legislation in the Netherlands and the United Kingdom respectively. As explained under ‘Group companies’ below, in order to give a true and fair view, the presentation of the consolidated capital and reserves differs from that specified by the United Kingdom Companies Act 1985.

Accounting standards
The accounts are prepared under the historical cost convention and comply in all material respects with legislation in the Netherlands and with United Kingdom Accounting Standards.

The accounting policies of the Unilever Group are set out on pages 73 to 75. Our accounting policy for the treatment of exceptional items is given on page 86. Material variations from United States generally accepted accounting principles are set out on pages 131 to 136. In order to maintain the most appropriate accounting policies, Unilever has made the changes described below.

In line with recommendations of various standard setting bodies, from 1 January 2003 Unilever changed its accounting policy for share options. The impact of adoption of this change has been reflected by means of adjustments to the profit and loss accounts for the prior years. Existing share option programmes have been hedged by buying shares at the time of grant and taking the financing cost within interest. The accounting change is to include an additional non-cash charge against operating profit to reflect the fair value to the employee of the share options granted. In determining this charge we are applying an option pricing model (usually an adjusted Black-Scholes or multinomial model) of which the resulting cost is spread over the vesting period of the option. For further information see note 29 on page 116.

Unilever has adopted United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ (FRS 17) as the basis of accounting for retirement benefits from 1 January 2003. Figures for prior years have been restated onto the same basis. The effect of the implementation of this standard is discussed in note 17 on page 99.

In addition, we have made a change to the presentation of securities held as collateral in respect of derivative financial instruments. The effect of this change in accounting policy is discussed in note 14 on page 94. Figures for prior years have been restated. This change has had no effect on reported earnings.

Recent changes in reporting requirements under US GAAP are discussed on page 136.

OECD Guidelines
In preparing its Annual Review and Annual Report & Accounts and Form 20-F, Unilever adheres to disclosure recommendations of the OECD Guidelines for Multinational Enterprises.

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

Net profit and result for the year retained are presented on a combined basis on page 76, with the net profit attributable to NV and PLC shown separately. Movements in profit retained are analysed between those attributable to NV and PLC in note 22 on page 111.

Unilever Annual Report & Accounts and Form 20-F 2003	73

Back to Contents

Accounting information and policies

Foreign currencies
Exchange differences arising in the accounts of individual companies are dealt with in their respective profit and loss accounts. Those arising on trading transactions are taken to operating profit; those arising on cash, current investments and borrowings are classified as interest.

In preparing the consolidated accounts, the profit and loss account, the cash flow statement and all other movements in assets and liabilities are translated at annual average rates of exchange. The balance sheet, other than the ordinary share capital of NV and PLC, is translated at year-end rates of exchange. In the case of hyper-inflationary economies, which are those in which inflation exceeds 100% cumulatively over a three-year period, the accounts are adjusted to reflect current price levels and remove the influences of inflation before being translated.

The ordinary share capital of NV and PLC is translated at the rate contained in the Equalisation Agreement of £1 = Fl. 12 (equivalent to €5.445). The difference between this and the value derived by applying the year-end rate of exchange is taken to other reserves (see note 23 on page 111).

The effects of exchange rate changes during the year on net assets at the beginning of the year are recorded as a movement in profit retained, as is the difference between profit of the year retained at average rates of exchange and at year-end rates of exchange.

Goodwill and intangible assets
No value is attributed to internally generated intangible assets. Goodwill (being the difference between the fair value of consideration paid for new interests in group companies, joint ventures and associated companies and the fair value of the Group’s share of their net assets at the date of acquisition) and identifiable intangible assets purchased after 1 January 1998 are capitalised and amortised in the profit and loss account over the period of their expected useful lives, up to a maximum of 20 years. Periods in excess of five years are used only where the Directors are satisfied that the life of these assets will clearly exceed that period. Goodwill and intangible assets purchased prior to 1 January 1998 were written off in the year of acquisition as a movement in profits retained.

On disposal of a business acquired prior to 1 January 1998, purchased goodwill written off on acquisition is reinstated in arriving at the profit or loss on disposal.

The treatment of goodwill and intangible assets under US GAAP is discussed on pages 132 to 134.

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

Depreciation is provided on a straight-line basis at percentages of cost based on the expected average useful lives of the assets. Estimated useful lives by major class of assets are as follows:

Freehold buildings	40 years
(no depreciation on freehold land)
Leasehold land	Life of lease
Leasehold buildings	*40 years
Plant and equipment	2–20 years
Motor vehicles	3–6 years
*or life of lease if less than 40 years

Tangible fixed assets are subject to review for impairment in accordance with FRS 11 and United States SFAS 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’ (SFAS 144). Any impairment is charged to the profit and loss account as it arises.

Fixed investments
Joint ventures are undertakings in which the Group has a long-term participating interest and which are jointly controlled by the Group and one or more other parties. Associated companies are undertakings in which the Group has a participating interest and exercises significant influence.

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

Retirement benefits
With effect from 1 January 2003, the Group accounts for pensions and similar benefits under the United Kingdom Financial Reporting Standard 17 (FRS 17). Figures for 2002 and 2001 have been restated. In accordance with the new standard, the operating and financing costs of defined benefit plans are recognised separately in the profit and loss account; service costs are systematically spread over the service lives of employees, and financing costs are recognised in the periods in which they arise. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions, are recognised immediately in the statement of total recognised gains and losses. The costs of individual events such as past service benefit enhancements, settlements and curtailments are recognised immediately in the profit and loss account. The liabilities and, where applicable, the assets of defined benefit plans are recognised at fair value in the balance sheet. The charges to the profit and loss account for defined contribution plans are the company contributions payable and the assets of such plans are not included in the Group balance sheet.

74	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Accounting information and policies

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

Derivative financial instruments
The types of derivative financial instruments used by Unilever are described in note 15 on page 97, in the Financial review on page 20 and under Risk management on page 46. Hedge accounting, as described below, is applied.

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

Group turnover and Turnover
Group turnover comprises sales of goods and services after deduction of discounts and sales taxes. It includes sales to joint ventures and associated companies but does not include sales by joint ventures and associated companies or sales between group companies. Turnover includes the Group share of the turnover of joint ventures, net of the Group share of any sales to the joint ventures already included in the Group figures, but does not include our share of the turnover of associates.

Discounts given by Unilever include rebates, price reductions and incentives given to customers in cash or company products. At each balance sheet date the degree of expenditure incurred but not yet invoiced is estimated and accrued.

Revenue is recognised when the risks and rewards of the underlying products and services have been substantially transferred to the customer.

Exceptional items
Exceptional items are those items within ordinary activities which,

because of their size or nature, are disclosed to give a proper understanding of the underlying result for the period. These include restructuring charges in connection with reorganising businesses (comprising impairment of fixed assets, costs of severance, and other costs directly attributable to the restructuring), and profits and losses on disposal of businesses. United Kingdom FRS 3 would require profits and losses on disposal of most businesses to be excluded from operating profit. However, because the business disposals in the period and the restructuring costs are part of a series of linked initiatives, separate presentation would not give a true and fair view and therefore all exceptional items arising from these initiatives have been included on a single line in operating profit. Costs associated with restructuring, such as training, are recognised as they arise and are not treated as exceptional.

Transfer pricing
The preferred method for determining transfer prices for our own manufactured goods is to take the market price. Where there is no market price, the companies concerned follow established transfer pricing guidelines, where available, or else engage in arm’s length negotiations.

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

Share-based payments
From 1 January 2003, Unilever has reflected the economic cost of awarding shares and share options to employees by recording a charge in the profit and loss account equivalent to the fair value of the benefit awarded. The fair value is determined with reference to option pricing models, principally adjusted Black-Scholes models or the multinomial pricing model. The charge is recognised in the profit and loss account over the vesting period of the award. Figures for prior years have been restated on the same basis. Share-based payments are described in more detail in note 29 on page 116.

Shares held by employee share trusts
Unilever’s accounting policy for the treatment of its own shares has always followed the requirements of Netherlands law. The recently issued United Kingdom Urgent Issues Task Force Abstracts 37 and 38 (UITF 37 and UITF 38) regarding the treatment of own shares is now consistent with Netherlands law and therefore Unilever has adopted UITF 37 and UITF 38 with no effect on the consolidated financial statements.

The assets and liabilities of certain PLC trusts, NV and group companies which purchase and hold NV and PLC shares to satisfy options granted are included in the Group accounts. The book value of shares held is deducted from other reserves, and trust borrowings are included in the Group’s borrowings. The costs of the trusts are included in the results of the Group. These shares are excluded from the calculation of earnings per share.

Unilever Annual Report & Accounts and Form 20-F 2003	75

Back to Contents

Consolidated profit and loss account
Unilever Group for the year ended 31 December

	€ million	€ million	€ million
	2003	2002	2001

		Restated	Restated

Turnover 1	42 942	48 760	52 206
Less: Share of turnover of joint ventures 1	(249)	(490)	(692)

Group turnover 1	42 693	48 270	51 514
Cost of sales 2	(21 192)	(24 049)	(27 095)

Gross profit	21 501	24 221	24 419
Distribution, selling and administrative costs 2	(16 018)	(19 214)	(19 473)

Group operating profit 1	5 483	5 007	4 946

After charging:
Exceptional items	(97)	(707)	(579)
Amortisation of goodwill and intangible assets 1	(1 139)	(1 245)	(1 387)

Add: Share of operating profit of joint ventures 1	46	84	84

Operating profit 1	5 529	5 091	5 030

After charging:
Exceptional items 4	(100)	(702)	(579)
Amortisation of goodwill and intangible assets 1	(1 143)	(1 261)	(1 423)

Share of operating profit of associates 1	25	34	–
Other income from fixed investments 11	(3)	(7)	12
Interest 5	(847)	(1 173)	(1 646)
Other finance income/(cost) – pensions and similar obligations 17	(166)	108	42

Profit on ordinary activities before taxation	4 538	4 053	3 438
Taxation on profit on ordinary activities 6	(1 527)	(1 605)	(1 519)

Profit on ordinary activities after taxation	3 011	2 448	1 919
Minority interests	(249)	(312)	(239)

Net profit	2 762	2 136	1 680

Attributable to: NV 22	1 976	1 679	764
PLC 22	786	457	916

Dividends	(1 709)	(1 701)	(1 581)
Preference dividends	(27)	(42)	(51)
Dividends on ordinary capital 8	(1 682)	(1 659)	(1 530)

Result for the year retained	1 053	435	99

Combined earnings per share 7
Basic earnings per share:
Euros per €0.51 of ordinary capital	2.82	2.14	1.66
Euro cents per 1.4p of ordinary capital	42.33	32.16	24.86

On a diluted basis the figures would be:
Euros per €0.51 of ordinary capital	2.74	2.08	1.61
Euro cents per 1.4p of ordinary capital	41.09	31.20	24.19

All amounts are related to continuing operations as defined by United Kingdom Financial Reporting Standard 3.

References in the consolidated profit and loss account, consolidated statement of total recognised gains and losses, consolidated cash flow statement and consolidated balance sheet relate to notes on pages 79 to 125, which form an integral part of the consolidated financial statements.

Accounting policies of the Unilever Group are set out on pages 73 to 75.

Variations from United States generally accepted accounting principles and Regulation S-X are outlined on pages 131 to 141.

In accordance with Article 402 of Book 2 of the Civil Code in the Netherlands, the profit and loss account of the entity NV on page 146 shows only the income from fixed investments after taxation and other income and expenses as separate items.

Amounts for 2002 and 2001 reported in the financial statements have been restated following changes in our accounting policies for pensions and other post-employment benefits and for share-based payments. See note 17 on page 99 and note 29 on page 116.

76	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Consolidated statement of total recognised gains and losses
Unilever Group for the year ended 31 December

	€ million	€ million	€ million
	2003	2002	2001

		Restated	Restated

Net profit	2 762	2 136	1 680
Unrealised gain on partial disposal of a group company	–	56	–
Pensions and similar obligations: 17
Net actuarial gain/(loss) recognised	148	(4 152)	(2 195)
Deferred taxation thereon	(176)	1 341	709
Currency retranslation	159	(1 567)	(1 274)

Total recognised gains/(losses) for the year	2 893	(2 186)	(1 080)

Prior year restatement 20	(1 165)

Total recognised gains since last annual accounts	1 728

Consolidated cash flow statement
Unilever Group for the year ended 31 December

	€ million	€ million	€ million
	2003	2002	2001

		Restated	Restated

Cash flow from group operating activities 26	6 780	7 883	7 497
Dividends from joint ventures	52	83	82
Returns on investments and servicing of finance 27	(1 180)	(1 386)	(1 887)
Taxation	(1 423)	(1 817)	(2 205)
Capital expenditure and financial investment 27	(1 024)	(1 706)	(1 358)
Acquisitions and disposals 27	622	1 755	3 477
Dividends paid on ordinary share capital	(1 715)	(1 580)	(1 420)

Cash flow before management of liquid resources and financing	2 112	3 232	4 186
Management of liquid resources 27	(41)	(592)	1 106
Financing 27	(2 917)	(3 078)	(5 172)

Increase/(decrease) in cash in the period	(846)	(438)	120

Reconciliation of cash flow to movement in net funds/(debt)

	€ million	€ million	€ million
	2003	2002	2001

		Restated	Restated

Net funds/(debt) at 1 January 28	(16 966)	(23 199)	(26 468)

Increase/(decrease) in cash in the period	(846)	(438)	120
Cash flow from (increase)/decrease in borrowings	2 909	3 087	5 169
Cash flow from increase/(decrease) in liquid resources	41	592	(1 106)

Change in net funds resulting from cash flows	2 104	3 241	4 183
Borrowings within group companies acquired	(25)	(77)	(1)
Borrowings within group companies sold	5	20	3
Liquid resources within group companies sold	(3)	(1)	–
Non-cash movements	690	1 467	(408)
Currency retranslation	1 640	1 583	(508)

(Increase)/decrease in net debt in the period	4 411	6 233	3 269

Net funds/(debt) at 31 December 28	(12 555)	(16 966)	(23 199)

Amounts for 2002 and 2001 reported in the financial statements have been restated following changes in our accounting policies for pensions and other post-employment benefits, for share-based payments and for the presentation of securities held as collateral. See note 17 on page 99, note 29 on page 116 and note 14 on page 94.

Unilever Annual Report & Accounts and Form 20-F 2003	77

Back to Contents

Consolidated balance sheet
Unilever Group as at 31 December

		€ million	€ million
		2003	2002

			Restated
	Fixed assets
	Goodwill and intangible assets 9	17 713	20 274
	Tangible fixed assets 10	6 655	7 436
	Fixed investments 11	199	679

	Total fixed assets	24 567	28 389

	Current assets
	Stocks 12	4 175	4 500
	Debtors 13	5 881	6 571

	Debtors due within one year 13	5 082	5 875
	Debtors due after more than one year 13	799	696

	Current investments 14	1 491	1 226
	Cash at bank and in hand 14	1 854	1 678

	Total current assets	13 401	13 975

	Creditors due within one year	(17 074)	(19 955)

	Borrowings 14	(7 434)	(8 937)
	Trade and other creditors 16	(9 640)	(11 018)

	Net current assets/(liabilities)	(3 673)	(5 980)

	Total assets less current liabilities	20 894	22 409

	Creditors due after more than one year	9 130	11 574

	Borrowings 14	8 466	10 933
	Trade and other creditors 16	664	641

	Provisions for liabilities and charges (excluding pensions and similar obligations)	1 645	1 578

	Deferred taxation 18	747	375
	Restructuring and other provisions 19	871	1 188
	Interest in associates 11	27	15

	Net liabilities for pensions and similar obligations 17	3 759	3 936

	Net pension asset for funded schemes in surplus 17	(490)	(381)
	Net pension liability for funded schemes in deficit 17	1 629	1 767
	Net pension liability for unfunded schemes 17	2 620	2 550

	Minority interests	440	619

	Capital and reserves 20	5 920	4 702

Attributable to: NV:	Called up share capital 21	420	420
	Share premium account	1 397	1 397
	Other reserves 23	(1 783)	(1 534)
	Profit retained 22	6 835	5 655

		6 869	5 938

PLC:	Called up share capital 21	222	222
	Share premium account	133	144
	Other reserves 23	(659)	(610)
	Profit retained 22	(645)	(992)

		(949)	(1 236)

	Total capital employed	20 894	22 409

Capital and reserves include €1 502 million relating to preference shares in NV which under United Kingdom Financial Reporting Standard 4 are classified as non-equity. Minority interests in group companies are substantially all equity interests.

Commitments and contingent liabilities are shown in note 24 on page 112.

Amounts for 2002 and 2001 reported in the financial statements have been restated following changes in our accounting policies for pensions and other post-employment benefits, for share-based payments and for the presentation of securities held as collateral. See note 17 on page 99, note 29 on page 116 and note 14 on page 94.

78	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

1 Segmental information

	€ million	€ million	€ million	€ million	€ million	€ million
Analysis by geographical area	Europe	North America	Africa, Middle East & Turkey	Asia & Pacific	Latin America	Total

2003
Turnover(a)	18 297	9 869	3 302	7 094	4 380	42 942
Less: Share of turnover of joint ventures	(89)	(95)	(26)	(31)	(8)	(249)

Group turnover(a)	18 208	9 774	3 276	7 063	4 372	42 693

Group operating profit	2 563	1 071	419	1 072	358	5 483

After charging:
Exceptional items	52	(139)	6	88	(104)	(97)
Amortisation of goodwill and intangible assets	(505)	(419)	(22)	(37)	(156)	(1 139)

Add: Share of operating profit of joint ventures	13	30	3	–	–	46

Operating profit(b)(c)	2 576	1 101	422	1 072	358	5 529

After charging:
Exceptional items	49	(139)	6	88	(104)	(100)
Amortisation of goodwill and intangible assets	(505)	(420)	(22)	(40)	(156)	(1 143)

Share of operating profit of associates(d)	11	8	–	4	2	25

2002 (restated)
Turnover(a)	19 657	12 568	3 225	7 865	5 445	48 760
Less: Share of turnover of joint ventures	(84)	(122)	(86)	(186)	(12)	(490)

Group turnover(a)	19 573	12 446	3 139	7 679	5 433	48 270

Group operating profit	1 598	1 541	282	1 081	505	5 007

After charging:
Exceptional items	(621)	(3)	(39)	14	(58)	(707)
Amortisation of goodwill and intangible assets	(511)	(494)	(16)	(17)	(207)	(1 245)

Add: Share of operating profit of joint ventures	22	32	9	21	–	84

Operating profit(b)(c)	1 620	1 573	291	1 102	505	5 091

After charging:
Exceptional items	(615)	(3)	(39)	13	(58)	(702)
Amortisation of goodwill and intangible assets	(511)	(494)	(19)	(30)	(207)	(1 261)

Share of operating profit of associates(d)	12	14	1	5	2	34

2001 (restated)
Turnover(a)	20 220	13 880	3 455	8 046	6 605	52 206
Less: Share of turnover of joint ventures	(101)	(113)	(264)	(200)	(14)	(692)

Group turnover(a)	20 119	13 767	3 191	7 846	6 591	51 514

Group operating profit	2 412	1 127	196	873	338	4 946

After charging:
Exceptional items	254	(276)	(139)	(157)	(261)	(579)
Amortisation of goodwill and intangible assets	(511)	(564)	(4)	(26)	(282)	(1 387)

Add: Share of operating profit of joint ventures	21	32	12	18	1	84

Operating profit(b)(c)	2 433	1 159	208	891	339	5 030

After charging:
Exceptional items	254	(276)	(139)	(157)	(261)	(579)
Amortisation of goodwill and intangible assets	(511)	(564)	(26)	(40)	(282)	(1 423)

Net operating assets
2003	11 306	7 750	1 236	1 346	3 283	24 921
2002 (restated)	12 301	9 681	1 213	1 232	3 760	28 187

(a)	The analysis of turnover by geographical area is stated on the basis of origin. Turnover on a destination basis would not be materially different. Inter-segment sales between geographical areas and between product categories as on page 80 are not material.
(b)	In 2003 the Group’s share of amortisation of goodwill and intangible assets in joint ventures was €(4) million (2002: €(16) million; 2001: €(36) million), of which €(1) million (2002: € nil; 2001: € nil) arose in North America, € nil (2002: €(3) million; 2001: €(22) million) arose in Africa, Middle East and Turkey and €(3) million (2002: €(13) million; 2001: €(14) million) in Asia and Pacific.
(c)	In 2003 the Group’s share of exceptional items in joint ventures was €(3) million (2002: €5 million; 2001: € nil), of which €(3) million (2002: €6 million; 2001: € nil) arose in Europe and € nil (2002: €(1) million; 2001: € nil) arose in Asia and Pacific.
(d)	There were no associates in 2001.

Unilever Annual Report & Accounts and Form 20-F 2003	79

Back to Contents

Notes to the consolidated accounts
Unilever Group

1 Segmental information continued

Segmental information is provided below on the basis of product categories. These categories are:

Savoury and dressings – including sales of soups, bouillons, sauces, snacks, mayonnaise, salad dressings and olive oil.
Spreads and cooking products – including sales of branded margarines and spreads and cooking products such as liquid margarines.
Health & wellness and beverages – including sales of tea, weight management products, and nutritionally enhanced staples sold in developing markets.
Ice cream and frozen foods – including sales of ice cream and frozen food.
Home care – including sales of home care products, such as laundry powders and liquids and a wide range of cleaning products. In May 2002 we sold DiverseyLever, our professional cleaning business, the revenues of which were also included within this segment for the years ending 31 December 2002 and 2001. The profit from our retained stake in this business, which is an associated company, continues to be reported in this segment.
Personal care – including sales of skin care and hair care products, deodorants and antiperspirants, oral care products, and a number of prestige fragrances.
Other operations – to support our consumer brands, we own tea plantations and palm oil plantations, the results of which are reported within this segment.

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Analysis by operation	Savoury and dressings	Spreads and cooking products	Health & wellness and beverages	Ice cream and frozen foods	Home care	Personal care	Other operations	Total

2003
Turnover	8 609	5 028	3 569	6 994	7 230	11 153	359	42 942
Less: Share of turnover of joint ventures	(58)	(51)	(120)	–	(5)	(10)	(5)	(249)

Group turnover	8 551	4 977	3 449	6 994	7 225	11 143	354	42 693

Group operating profit	475	782	367	1 024	908	1 858	69	5 483

After charging:
Exceptional items	(108)	(1)	(11)	32	8	(94)	77	(97)
Amortisation of goodwill
and intangible assets	(906)	(73)	(112)	(20)	(14)	(12)	(2)	(1 139)

Add: Share of operating profit
of joint ventures	3	7	36	–	–	–	–	46

Operating profit(e)(f)	478	789	403	1 024	908	1 858	69	5 529

After charging:
Exceptional items	(110)	(2)	(11)	32	8	(94)	77	(100)
Amortisation of goodwill
and intangible assets	(908)	(74)	(113)	(20)	(14)	(12)	(2)	(1 143)

Share of operating profit
of associates(d)	–	–	–	–	25	–	–	25

2002 (restated)
Turnover	9 503	6 216	4 215	7 456	8 579	12 245	546	48 760
Less: Share of turnover of joint ventures	(231)	(71)	(151)	–	(14)	(9)	(14)	(490)

Group turnover	9 272	6 145	4 064	7 456	8 565	12 236	532	48 270

Group operating profit	399	768	347	569	837	2 045	42	5 007

After charging:
Exceptional items	9	(167)	(99)	(237)	(64)	(149)	–	(707)
Amortisation of goodwill
and intangible assets	(1 051)	(17)	(119)	(27)	(17)	(13)	(1)	(1 245)

Add: Share of operating profit
of joint ventures	28	19	36	–	(1)	3	(1)	84

Operating profit(e)(f)	427	787	383	569	836	2 048	41	5 091

After charging:
Exceptional items	8	(161)	(99)	(237)	(64)	(149)	–	(702)
Amortisation of goodwill
and intangible assets	(1 064)	(19)	(120)	(27)	(17)	(13)	(1)	(1 261)

Share of operating profit
of associates(d)	–	–	–	–	34	–	–	34

(d)	Please refer to footnote on page 79.
(e)	In 2003, the Group’s share of amortisation of goodwill and intangible assets in joint ventures was €(4) million (2002: €(16) million; 2001: €(36) million), of which €(2) million (2002: €(13) million; 2001: €(36) million) arose in savoury and dressings, €(1) million (2002: €(2) million; 2001: € nil) arose in spreads and cooking products and €(1) million (2002: €(1) million; 2001: € nil) arose in the health & wellness and beverages segment.
(f)	In 2003, the Group’s share of exceptional items in joint ventures was €(3) million (2002: €5 million; 2001: € nil), of which €(2) million (2002: €(1) million; 2001: € nil) arose in savoury and dressings and €(1) million (2002: €6 million; 2001: € nil) arose in the spreads and cooking products segment.

80	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

1 Segmental information continued

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Analysis by operation	Savoury and dressings	Spreads and cooking products	Health & wellness and beverages	Ice cream and frozen foods	Home care	Personal care	Other operations	Total

2001 (restated)
Turnover	9 999	6 771	4 299	7 727	10 467	12 310	633	52 206
Less: Share of turnover of joint ventures	(402)	(90)	(149)	–	(35)	(3)	(13)	(692)

Group turnover	9 597	6 681	4 150	7 727	10 432	12 307	620	51 514

Group operating profit	744	751	255	386	626	2 135	49	4 946

After charging:
Exceptional items	349	(259)	(127)	(321)	(200)	(46)	25	(579)
Amortisation of goodwill
and intangible assets	(1 182)	(9)	(136)	(29)	(18)	(11)	(2)	(1 387)

Add: Share of operating profit
of joint ventures	21	20	41	–	1	2	(1)	84

Operating profit(e)(f)	765	771	296	386	627	2 137	48	5 030

After charging:
Exceptional items	349	(259)	(127)	(321)	(200)	(46)	25	(579)
Amortisation of goodwill
and intangible assets	(1 218)	(9)	(136)	(29)	(18)	(11)	(2)	(1 423)

Net operating assets
2003	15 624	1 949	2 550	2 346	951	1 229	272	24 921
2002 (restated)	17 787	1 823	3 231	2 315	1 308	1 317	406	28 187

(e)	Please refer to footnote on page 80.
(f)	Please refer to footnote on page 80.

Additional segmental information as required by US GAAP

Segmental information is provided on the following pages in accordance with SFAS 131 on the basis of the product categories described on page 80.

Unilever has reviewed the extent of its business with major customers. As a result, Unilever has concluded that it has no major customers that would require separate disclosure during the reporting periods covered by this filing.

For management reporting purposes, Unilever uses a number of measures of segment performance at constant average rates of exchange (that is, the same rates as in the preceding year). The internal management measure of profit which is most consistent with operating profit reported in the accounts is ‘Trading Result’. This differs from operating profit, mainly because Trading Result includes a number of other adjustments, including the application of an inflation charge on working capital which is added back to arrive at operating profit, and certain other statistical items. Prior to 1 January 2003 these statistical items included the use of replacement cost depreciation of tangible fixed assets. In presenting results from 1 January 2003 this adjustment has been eliminated as financial depreciation is also used for internal management reporting purposes. Prior years have been restated onto a comparable basis. The change in internal management reporting has reduced depreciation in 2002 by €220 million and by €248 million in 2001.

Unilever Annual Report & Accounts and Form 20-F 2003	81

Back to Contents

Notes to the consolidated accounts
Unilever Group

1	Segmental information continued

Additional segmental information as required by US GAAP continued

Analysis by operation	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Savoury	Spreads and	Health &	Ice cream
	and	cooking	wellness and	and	Home	Personal	Other
	dressings	products	beverages	frozen foods	care	care	operations	Total

2003
Turnover
At constant 2002 exchange rates	9 482	5 419	4 052	7 517	8 034	12 784	412	47 700
Exchange rate adjustments	(873)	(391)	(483)	(523)	(804)	(1 631)	(53)	(4 758)

At current 2003 exchange rates	8 609	5 028	3 569	6 994	7 230	11 153	359	42 942

Trading result
At constant 2002 exchange rates:
Before exceptional items	1 644	914	605	1 073	1 000	2 289	(4)	7 521
Exceptional items	(144)	(4)	(10)	32	(27)	(110)	99	(164)

	1 500	910	595	1 105	973	2 179	95	7 357
Exchange rate adjustments	(131)	(49)	(78)	(70)	(77)	(291)	(18)	(714)

At current 2003 exchange rates	1 369	861	517	1 035	896	1 888	77	6 643

Amortisation of goodwill
and intangible assets								(1 143)
Other adjustments								29

Operating profit								5 529

2002 (restated)
Turnover
At constant 2001 exchange rates	10 138	6 474	4 467	7 646	9 436	13 273	586	52 020
Exchange rate adjustments	(635)	(258)	(252)	(190)	(857)	(1 028)	(40)	(3 260)

At current 2002 exchange rates	9 503	6 216	4 215	7 456	8 579	12 245	546	48 760

Trading result(g)
At constant 2001 exchange rates:
Before exceptional items	1 588	1 022	641	945	989	2 344	19	7 548
Exceptional items	(127)	(160)	(100)	(226)	(74)	(166)	14	(839)

	1 461	862	541	719	915	2 178	33	6 709
Exchange rate adjustments	(80)	(13)	(31)	(13)	(61)	(180)	(3)	(381)

At current 2002 exchange rates	1 381	849	510	706	854	1 998	30	6 328

Amortisation of goodwill
and intangible assets								(1 261)
Other adjustments								24
Operating profit
								5 091

2001 (restated)
Turnover
At constant 2000 exchange rates	10 154	6 917	4 367	7 748	10 884	12 685	645	53 400
Exchange rate adjustments	(155)	(146)	(68)	(21)	(417)	(375)	(12)	(1 194)

At current 2001 exchange rates	9 999	6 771	4 299	7 727	10 467	12 310	633	52 206

Trading result(g)
At constant 2000 exchange rates:
Before exceptional items	1 675	1 037	563	808	880	2 313	28	7 304
Exceptional items	350	(264)	(127)	(328)	(202)	(28)	36	(563)

	2 025	773	436	480	678	2 285	64	6 741
Exchange rate adjustments	(5)	(2)	(1)	5	(30)	(74)	(2)	(109)

At current 2001 exchange rates	2 020	771	435	485	648	2 211	62	6 632

Amortisation of goodwill
and intangible assets								(1 423)
Other adjustments								(179)

Operating profit								5 030

(g)	Amounts for 2002 and 2001 have been restated following a change in the method of calculating depreciation for internal management reporting purposes. See page 81 for further details.

82	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

1	Segmental information continued

Additional segmental information as required by US GAAP continued

Analysis by operation
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Savoury	Spreads and	Health &	Ice cream
	and	cooking	wellness and	and	Home	Personal	Other
	dressings	products	beverages	frozen foods	care	care	operations	Total

Depreciation and amortisation
2003
At constant 2002 exchange rates	1 243	194	206	267	149	203	24	2 286
Exchange rate adjustments	(124)	(22)	(33)	(20)	(17)	(25)	(7)	(248)

At current 2003 exchange rates	1 119	172	173	247	132	178	17	2 038

2002(g)(h)
At constant 2001 exchange rates	1 370	187	227	298	442	242	19	2 785
Exchange rate adjustments	(105)	(9)	(18)	(11)	(40)	(20)	–	(203)

At current 2002 exchange rates	1 265	178	209	287	402	222	19	2 582

2001(g)(h)
At constant 2000 exchange rates	1 465	248	211	349	348	246	33	2 900
Exchange rate adjustments	(30)	(24)	(5)	21	(11)	(5)	(1)	(55)

At current 2001 exchange rates	1 435	224	206	370	337	241	32	2 845

Capital expenditure
2003
At constant 2002 exchange rates	213	123	91	234	184	282	23	1 150
Exchange rate adjustments	(23)	(9)	(13)	(14)	(19)	(31)	(3)	(112)

At current 2003 exchange rates	190	114	78	220	165	251	20	1 038

2002
At constant 2001 exchange rates	216	171	178	280	231	274	30	1 380
Exchange rate adjustments	(14)	(5)	(11)	(10)	(16)	(23)	(3)	(82)

At current 2002 exchange rates	202	166	167	270	215	251	27	1 298

2001
At constant 2000 exchange rates	245	157	108	313	374	327	28	1 552
Exchange rate adjustments	29	(13)	(8)	(21)	(14)	(9)	(3)	(39)

At current 2001 exchange rates	274	144	100	292	360	318	25	1 513

Total assets
2003
Total assets by operation	18 050	2 806	3 044	3 573	2 904	3 771	431	34 579
Corporate								3 389

								37 968

2002(g)(h)
Total assets by operation	19 426	3 589	4 051	3 834	3 580	4 083	597	39 160
Corporate(i)								3 204

								42 364

(g)	Please refer to footnote on page 82.
(h)	Amounts for prior years have been restated to allocate certain central assets to geographic and operational segments.
(i)	Amounts for prior years have been restated following a change in the presentation for securities held as collateral in connection with derivative financial instruments. See note 14 on page 94.

Unilever Annual Report & Accounts and Form 20-F 2003	83

Back to Contents

Notes to the consolidated accounts
Unilever Group

1	Segmental information continued

Additional segmental information as required by US GAAP continued

Additional geographic analysis(j)(k)
	€ million	€ million	€ million	€ million
United
	Kingdom &	United
	Netherlands	States	Other	Total

Turnover
2003
At constant 2002 exchange rates	5 229	10 733	31 738	47 700
Exchange rate adjustments	(361)	(1 772)	(2 625)	(4 758)

At current 2003 exchange rates	4 868	8 961	29 113	42 942

2002
At constant 2001 exchange rates	5 444	12 120	34 456	52 020
Exchange rate adjustments	(38)	(578)	(2 644)	(3 260)

At current 2002 exchange rates	5 406	11 542	31 812	48 760

2001
At constant 2000 exchange rates	5 794	12 388	35 218	53 400
Exchange rate adjustments	(89)	351	(1 456)	(1 194)

At current 2001 exchange rates	5 705	12 739	33 762	52 206

Tangible fixed assets
2003	1 145	1 260	4 250	6 655
2002(h)	1 333	1 564	4 539	7 436

(h)	Please refer to footnote on page 83.
(j)	The analysis of turnover by geographical area is stated on the basis of origin. Turnover on a destination basis would not be materially different. Inter-segment sales between geographical areas and between product categories are not material.
(k)	For the United Kingdom and the Netherlands, the combined operating profit was €918 million (2002: €750 million; 2001: €1 473 million). The 2002 and 2001 amounts have been restated for the change in accounting policy for pensions and the restatement discussed in footnote (h).

84	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

2 Operating costs
	€ million	€ million	€ million
	2003	2002	2001

		Restated	Restated

Cost of sales	(21 192)	(24 049)	(27 095)
Distribution and selling costs	(10 096)	(12 185)	(12 605)
Administrative expenses(a)	(5 922)	(7 029)	(6 868)

Operating costs	(37 210)	(43 263)	(46 568)

Operating costs include:
Staff costs 3	(6 225)	(7 042)	(7 359)
Raw materials and packaging	(15 874)	(18 086)	(19 924)
Amortisation of goodwill and intangible assets(b)	(1 139)	(1 245)	(1 387)
Depreciation of tangible fixed assets(c)	(899)	(1 337)	(1 458)
Advertising and promotions	(6 069)	(6 839)	(6 648)
Research and development	(1 065)	(1 166)	(1 178)
Remuneration of auditors:(d)
Statutory audit fees	(13)	(15)	(16)
Other audit services	(2)	(2)	(4)
Other payments to PricewaterhouseCoopers for non-audit services:
Audit-related services	(1)	(10)	(6)
Tax(e)	(14)	(6)	(5)
General consulting	(2)	(16)	(60)
Other services	(1)	(1)	(1)
Lease rentals:
Minimum lease payments	(413)	(503)	(548)
Contingent lease payments	(3)	(15)	(28)

	(416)	(518)	(576)
Less: Sub-lease income	8	8	10

	(408)	(510)	(566)

of which:
Plant and machinery	(113)	(141)	(147)
Other	(295)	(369)	(419)

(a)	Includes amortisation of goodwill and intangible assets.
(b)	Includes exceptional amount of €(11) million in 2003, €(22) million in 2002 and €(8) million in 2001.
(c)	Includes exceptional amount of €(50) million in 2003, €(256) million in 2002 and €(263) million in 2001.
(d)	A description of the services we allow our auditors to perform is given within the Corporate governance section on page 50.
(e)	Includes €(10) million in 2003 for fees in respect of a prior year tax settlement.

3 Staff costs and employees
	€ million	€ million	€ million
	2003	2002	2001

		Restated	Restated

Remuneration of employees	(4 895)	(5 748)	(5 975)
Emoluments of Directors as managers	(11)	(17)	(18)
Pensions and other post-employment benefits 17	(430)	(351)	(494)
Social security costs	(681)	(741)	(766)
Share option costs 29	(208)	(185)	(106)

Total staff costs	(6 225)	(7 042)	(7 359)

Details of the remuneration of Directors and Advisory Directors are given in the auditable part of the Remuneration report as defined on page 68.

The average number of employees during the year was:
	’000	’000	’000
	2003	2002	2001

Europe	57	65	75
North America	20	22	30
Africa, Middle East and Turkey	53	52	49
Asia and Pacific	79	84	84
Latin America	31	35	41

Total	240	258	279

Unilever Annual Report & Accounts and Form 20-F 2003	85

Back to Contents

Notes to the consolidated accounts
Unilever Group

4 Exceptional items
	€ million	€ million	€ million
	2003	2002	2001

		Restated	Restated
Included in operating profit
Restructuring	(470)	(1 163)	(1 506)
Other, principally business disposals	370	461	927

Total	(100)	(702)	(579)

These amounts, which include amounts relating to joint ventures, are mainly included in administrative expenses.

Exceptional items are those items within ordinary activities which, because of their size or nature, are disclosed to give a proper understanding of the underlying result for the period. These include restructuring charges in connection with reorganising businesses (comprising impairment of fixed assets, costs of severance, and other costs directly attributable to the restructuring), and profits and losses on disposal of businesses. United Kingdom FRS 3 would require profits and losses on disposal of most businesses to be excluded from operating profit. However, because the business disposals above and the restructuring costs are part of a series of linked initiatives, separate presentation would not give a true and fair view and therefore we have included all exceptional items arising from these initiatives on a single line in operating profit. Costs associated with restructuring, such as training, are recognised as they arise and are not treated as exceptional.

The exceptional items in 2003, 2002 and 2001 principally relate to a series of linked initiatives (the ‘Path to Growth’), announced on 22 February 2000 to align the organisation behind plans for accelerating growth and expanding margins and to restructuring arising from the integration of Bestfoods. The total net cost of these programmes is estimated to be €6.2 billion over five years, most of which is expected to be exceptional restructuring costs. Provisions for these costs and asset write downs are being recognised as necessary consultations are completed and plans finalised.

In 2003, €0.3 billion of net costs have been incurred under Path to Growth programmes, of which a net €0.1 billion is exceptional. To date, which is four years into the five-year programme, the total net cost incurred is €5.4 billion, of which a net €4.5 billion is exceptional.

In 2002, exceptional items included €1.1 billion of Path to Growth net costs. Other exceptional items in 2002 included the release of provisions (€98 million) against environmental exposures when events showed that the provisions were no longer required. These provisions were originally recorded on the acquisition of the Bestfoods business.

In 2001, exceptional items included €1.4 billion of Path to Growth net costs and €811 million gain on the sale of brands to secure regulatory approval for the acquisition of Bestfoods.

Information relating to the cash flows arising from restructuring is given in note 19 on page 108. Information relating to business disposals is given in note 25 on page 112.

5 Interest
	€ million	€ million	€ million
	2003	2002	2001

Total interest payable and similar charges	(1 173)	(1 446)	(1 914)

Group interest payable and similar charges:
Bank loans and overdrafts	(158)	(186)	(451)
Bonds and other loans	(965)	(1 228)	(1 463)
Share of interest payable of joint ventures	(2)	(5)	–
Share of interest payable of associates	(48)	(27)	–

Group interest receivable and similar income(a)	320	247	210
Exchange differences	6	26	(3)

	(847)	(1 173)	(1 707)
Less: interest capitalised on businesses held for resale	–	–	61

Total net interest	(847)	(1 173)	(1 646)

(a)	Includes in 2003 one-off credits of €23 million in respect of profit on the sale of the JohnsonDiversey senior discount note and €13 million in respect of the early termination of an interest rate swap.

Other finance income/(cost) in respect of pensions and similar obligations is not included above but is analysed in note 17 on page 99.

86	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

6 Taxation on profit on ordinary activities
	€ million	€ million	€ million
	2003	2002	2001

		Restated	Restated

Parent and group companies(a)(b)	(1 529)	(1 582)	(1 494)
Joint ventures	(5)	(19)	(25)
Associates	7	(4)	–

Total	(1 527)	(1 605)	(1 519)

Of which:
Adjustments to previous years
United Kingdom taxes	46	11	(3)
Other taxes	167	245	61

(a) United Kingdom Corporation Tax at 30.0%	(346)	(161)	(371)
less: double tax relief	191	66	140

United Kingdom taxes	(155)	(95)	(231)
plus: non-United Kingdom taxes	(1 374)	(1 487)	(1 263)

	(1 529)	(1 582)	(1 494)

(b) Of which, tax on exceptional items amounted to	94	180	228

Deferred taxation has been included on a full provision basis for:
Accelerated depreciation	18	50	87
Other	(238)	175	(179)

	(220)	225	(92)

Of which:
United Kingdom deferred taxes	23	31	20
Non-United Kingdom deferred taxes	(243)	194	(112)

Europe is Unilever’s domestic tax base. The reconciliation between the computed rate of income tax expense which is generally applicable to Unilever’s European companies and the actual rate of taxation charged, expressed in percentages of the profit of ordinary activities before taxation, is as follows:

	%	%	%
	2003	2002	2001

		Restated	Restated

Computed rate of tax (see below)	32	34	34
Differences due to:
Other rates applicable to non-European countries	1	3	(1)
Incentive tax credits	(2)	(3)	(3)
Withholding tax on dividends	1	2	3
Adjustments to previous years	(5)	(6)	(2)
Non-deductible goodwill amortisation	7	9	12
Other	–	1	1

Actual rate of tax (current and deferred)	34	40	44
Actual rate of deferred tax for:
Accelerated depreciation	–	1	3
Other	(5)	4	(5)

Actual rate of current tax	29	45	42

In the above reconciliation, the computed rate of tax is the average of the standard rate of tax applicable in the European countries in which Unilever operates, weighted by the amount of profit on ordinary activities before taxation generated in each of those countries.

Unilever Annual Report & Accounts and Form 20-F 2003	87

Back to Contents

Notes to the consolidated accounts
Unilever Group

6 Taxation on profit on ordinary activities continued
The total charge in future periods will be affected by any changes to the corporate tax rates in force in the countries in which the Group operates. The current tax charges will also be affected by changes in the excess of tax depreciation over book depreciation and the use of tax credits.

Analyses of European and non-European profit on ordinary activities before taxation, and of the actual taxation charge thereon, are as follows:

	€ million	€ million	€ million
	2003	2002	2001

		Restated	Restated
Profit on ordinary activities before taxation
Europe:
Parent and group companies	2 586	2 077	2 372
Joint ventures	11	19	21
Associates	11	12	–

	2 608	2 108	2 393

Outside Europe:
Group companies	1 931	1 890	982
Joint ventures	33	60	63
Associates	(34)	(5)	–

	1 930	1 945	1 045

Total	4 538	4 053	3 438

Taxation on profit on ordinary activities
Europe:
Parent and group companies
Taxes payable	(644)	(723)	(760)
Deferred taxation	(67)	65	(107)
of which:
Accelerated depreciation	18	113	62
Other	(85)	(48)	(169)

Joint ventures	(4)	(6)	(6)
Associates	(3)	(5)	–

	(718)	(669)	(873)

Outside Europe:
Group companies
Taxes payable	(665)	(1 084)	(642)
Deferred taxation	(153)	160	15
of which:
Accelerated depreciation	–	(63)	25
Other	(153)	223	(10)

Joint ventures	(1)	(13)	(19)
Associates	10	1	–

	(809)	(936)	(646)

Total	(1 527)	(1 605)	(1 519)

88	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

7 Combined earnings per share

	Per €0.51 share of NV ordinary capital			Per 1.4p share of PLC ordinary capital
	€	€	€	€ cents	€ cents	€ cents
	2003	2002	2001	2003	2002	2001

		Restated	Restated		Restated	Restated

Basic earnings per share	2.82	2.14	1.66	42.33	32.16	24.86
Diluted earnings per share	2.74	2.08	1.61	41.09	31.20	24.19
Basic earnings per share before exceptional items and
amortisation of goodwill and intangible assets	4.02	3.95	3.39	60.31	59.27	50.80

Basis of calculation:
The calculations of combined earnings per share are based on the net profit attributable to ordinary capital divided by the average number of share units representing the combined ordinary capital of NV and PLC in issue during the year, after deducting shares held to meet Unilever employee share options which are not yet exercised. For the calculation of combined ordinary capital, the exchange rate of £1 = Fl. 12 = €5.445 has been used, in accordance with the Equalisation Agreement.

Earnings per share before exceptional items and amortisation of goodwill and intangible assets is provided in this Annual Report & Accounts because the Directors believe it better explains the ongoing trends in the Group’s performance during the duration of the Path to Growth programme. This measure is an important component of the targets on which Directors’ annual performance bonuses are based. United Kingdom Financial Reporting Standard 14 requires the company to provide a reconciliation of earnings in the notes to the accounts in these circumstances. This is set out below.

The calculations of diluted earnings per share are based on (a) conversion into PLC ordinary shares of the shares in a group company which are convertible in the year 2038 as described in ‘Control of Unilever’ on page 152, and (b) the exercise of share options, details of which are set out in note 29 on page 116.

Calculation of average number of share units:

	Millions of €0.51 share units				Millions of 1.4p share units
	2003	2002	2001	2003	2002	2001

Average ordinary capital: NV	571.6	571.6	571.6	3 810.5	3 810.5	3 810.5
Average ordinary capital: PLC	436.7	436.7	436.7	2 911.5	2 911.5	2 911.5
less: shares held by employee
share trusts and companies	(39.4)	(31.6)	(25.5)	(262.6)	(210.4)	(169.7)

Combined average number of share units for
all bases except diluted earnings per share	968.9	976.7	982.8	6 459.4	6 511.6	6 552.3
add: shares issuable in 2038	23.6	23.6	23.6	157.5	157.5	157.5
add: shares under option	42.2	35.3	23.5	281.4	235.3	156.3
less: shares issuable at fair value	(36.6)	(29.0)	(19.9)	(244.0)	(193.6)	(132.7)

Adjusted combined average number of share units for
diluted earnings per share basis	998.1	1 006.6	1 010.0	6 654.3	6 710.8	6 733.4

Calculation of earnings:

	€ million 2003	€ million 2002	€ million 2001

		Restated	Restated

Net profit	2 762	2 136	1 680
less: preference dividends	(27)	(42)	(51)

Net profit attributed to ordinary capital for basic and diluted earnings per share calculations	2 735	2 094	1 629
add: exceptional items net of tax	67	550	329
add: amortisation of goodwill and intangible assets net of tax	1 094	1 216	1 371

Net profit attributed to ordinary capital before exceptional items and amortisation	3 896	3 860	3 329

Unilever Annual Report & Accounts and Form 20-F 2003	89

Back to Contents

Notes to the consolidated accounts
Unilever Group

8 Dividends on ordinary capital

				€ million	€ million	€ million
				2003	2002	2001

Dividends on ordinary capital
Interim				(574)	(537)	(491)
Final				(1 108)	(1 122)	(1 039)

Total				(1 682)	(1 659)	(1 530)

	Per €0.51 share of NV ordinary capital			Per 1.4p share of PLC ordinary capital
	€	€	€	pence	pence	pence
	2003	2002	2001	2003	2002	2001

Dividends per share
Interim	0.59	0.55	0.50	6.16	5.21	4.65
Final	1.15	1.15	1.06	11.92	10.83	9.89

Total	1.74	1.70	1.56	18.08	16.04	14.54

Full details of dividends for the years 1999 to 2003 are given on page 161.

9 Goodwill and intangible assets

No value is attributed to internally generated intangible assets. Goodwill and identifiable intangible assets purchased after 1 January 1998 are capitalised and amortised in operating profit over the period of their expected useful lives, up to a maximum of 20 years. Goodwill and intangible assets purchased prior to 1 January 1998 were written off in the year of acquisition as a movement in profits retained.

Goodwill and intangible assets are subject to review for impairment in accordance with United Kingdom FRS 11 and United States SFAS 142. Any impairment is charged to the profit and loss account as it arises.

Acquisitions include goodwill transferred from joint ventures following the buyout of the interest of our partners Ajinomoto of Japan.

Intangible assets principally consist of trademarks.

		€ million	€ million
		2003	2002

At cost less amortisation
Goodwill		13 457	15 328
Intangible assets		4 256	4 946

Total		17 713	20 274

Movements during 2003	€ million Goodwill	€ million Intangible assets	€ million Total

Cost
1 January	17 345	5 603	22 948
Acquisitions of group companies	422	187	609
Disposals of group companies	(98)	(54)	(152)
Currency retranslation	(1 586)	(617)	(2 203)

31 December	16 083	5 119	21 202

Amortisation
1 January	(2 017)	(657)	(2 674)
Acquisitions of group companies	–	(20)	(20)
Disposals of group companies	16	9	25
Charged to profit and loss account(a)	(852)	(287)	(1 139)
Currency retranslation	227	92	319

31 December	(2 626)	(863)	(3 489)

Net book value 31 December	13 457	4 256	17 713

(a) Includes exceptional write down of €11 million.

90	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

10 Tangible fixed assets

Tangible fixed assets are stated at cost less depreciation. Depreciation is provided on a straight-line basis at percentages of cost based on the expected average useful lives of the assets. Estimated useful lives by major class of assets are as follows:

Freehold buildings (no depreciation on freehold land)	40 years
Leasehold land	Life of lease
Leasehold buildings	*40 years
Plant and equipment	2–20 years
Motor vehicles	3–6 years
*or life of lease if less than 40 years

Tangible fixed assets are subject to review for impairment in accordance with United Kingdom FRS 11 and United States SFAS 144. Any impairment in the value of such fixed assets is charged to the profit and loss account as it arises.

		€ million	€ million
		2003	2002

At cost less depreciation:
Land and buildings(a)		2 278	2 622
Plant and machinery		4 377	4 814

Total		6 655	7 436

(a) includes:	freehold land	238	282
	leasehold land (mainly long-term leases)	58	63

Commitments for capital expenditure at 31 December		167	244

Movements during 2003	€ million	€ million	€ million
	Land and	Plant and
	buildings	machinery	Total

Gross
1 January	3 850	11 448	15 298
Currency retranslation	(321)	(821)	(1 142)
Capital expenditure	143	895	1 038
Disposals	(196)	(849)	(1 045)
Acquisitions of group companies	25	74	99
Disposals of group companies	(120)	(324)	(444)
Other adjustments	5	(5)	–

31 December	3 386	10 418	13 804

Depreciation
1 January	(1 228)	(6 634)	(7 862)
Currency retranslation	103	478	581
Disposals	84	748	832
Acquisitions of group companies	(6)	(38)	(44)
Disposals of group companies	41	202	243
Charged to profit and loss account(b)	(93)	(806)	(899)
Other adjustments	(9)	9	–

31 December	(1 108)	(6 041)	(7 149)

Net book value 31 December	2 278	4 377	6 655

Includes payments on account and assets in course of construction	77	524	601

(b)	Including a charge of €50 million in respect of fixed assets written down to net realisable value in connection with restructuring projects, all of which was exceptional.

Unilever Annual Report & Accounts and Form 20-F 2003	91

Back to Contents

Notes to the consolidated accounts
Unilever Group

11 Fixed investments

Joint ventures are undertakings in which the Group has a long-term participating interest and which are jointly controlled by the Group and one or more other parties. Associated companies are undertakings in which the Group has a participating interest and exercises significant influence.

Interests in joint ventures and associated companies are stated in the consolidated balance sheet at the Group’s share of their aggregate assets and liabilities.

Other fixed investments are stated at cost less any amounts written off to reflect a permanent impairment. Any impairment is charged to the profit and loss account as it arises.

	€ million	€ million
	2003	2002

Share of gross assets of joint ventures	79	370
Share of gross liabilities of joint ventures	(39)	(96)

Interest in net assets of joint ventures	40	274
Interest in net assets of associates	16	1

Total joint ventures and associates	56	275
Other fixed investments	143	404

Total fixed investments	199	679

The following tables show the movements during the year in connection with joint ventures, associates and other fixed investments:

Joint ventures – movements during 2003	€ million	€ million	€ million
	Goodwill	Other	Total

1 January	211	63	274
Acquisitions/disposals(a)	(187)	(24)	(211)
Additions/reductions	–	10	10
Amortisation of goodwill	(4)	–	(4)
Share of profit retained	–	(6)	(6)
Currency retranslation	(16)	(7)	(23)

31 December	4	36	40

(a)	During 2003, the Ajinomoto Joint Ventures in Asia have been reclassified as subsidiaries following the buy-out of the interests of our partners Ajinomoto of Japan.

Associates – movements during 2003	€ million	€ million	€ million
	Goodwill	Other	Total

1 January	154	(168)	(14)
Acquisitions/disposals	–	15	15
Additions/reductions	–	2	2
Amortisation of goodwill	(7)	–	(7)
Share of profit retained	–	(8)	(8)
Currency retranslation	(25)	26	1

	122	(133)	(11)
Of which: Net liabilities of JohnsonDiversey reclassified to provisions for
liabilities and charges (€27 million net)	(122)	149	27

31 December	–	16	16

Associated companies primarily comprise our investments in JohnsonDiversey Holdings Inc. and Langholm Capital. Other Unilever Ventures investments are included under ‘Other fixed investments’ below.

Other fixed investments – movements during 2003	€ million

1 January	404
Additions/reductions	(236)
Currency retranslation	(25)

31 December	143

Other fixed investments consist mainly of investments in a number of companies and financial institutions in India, Europe and the US.

92	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

11 Fixed investments continued

Analysis of listed and unlisted investments	€ million	€ million
	2003	2002

Investments listed on a recognised stock exchange	7	19
Unlisted investments	192	660

Total fixed investments	199	679

Market value of listed investments	10	19

	€ million	€ million	€ million
	2003	2002	2001

Other income from fixed investments
Income from other fixed investments	8	8	2
Exceptional impairment	(26)	–	–
Profit/(loss) on disposal	15	(15)	10

	(3)	(7)	12

Unlisted investments included in 2002 the Senior Discount Note issued by JohnsonDiversey as part consideration for the purchase of the DiverseyLever business; this note was sold on 11 September 2003. The profit on disposal of this note was recorded against interest (see note 5 on page 86).

The following related party balances existed with associates at 31 December:

	€ million	€ million
	2003	2002

Trading balances receivable	28	38
Financing balances receivable	–	247

Sales agency fees to JohnsonDiversey were incurred of approximately €77 million in 2003 (2002: €85 million).

12 Stocks

	€ million	€ million
	2003	2002

Raw materials and consumables	1 498	1 720
Finished goods and goods for resale	2 677	2 780

Total stocks	4 175	4 500

13 Debtors

	€ million	€ million
	2003	2002

		Restated
Due within one year:
Trade debtors	3 510	4 112
Prepayments and accrued income	551	573
Other debtors	1 021	1 190

	5 082	5 875

Due after more than one year:
Deferred taxation 18	637	472
Other debtors	162	224

	799	696

Total debtors	5 881	6 571

Unilever Annual Report & Accounts and Form 20-F 2003	93

Back to Contents

Notes to the consolidated accounts
Unilever Group

13 Debtors continued

The following information is required by schedule 210.12-09 under Regulation S-X of the United States Securities and Exchange Commission:

	€ million	€ million	€ million
	2003	2002	2001

Provision for doubtful debtors
Movements during the year:
1 January	294	328	307
Charged to profit and loss account	38	155	96
Charged to other accounts(a)	(24)	(24)	13
Reductions	(29)	(165)	(88)

31 December	279	294	328

(a) Includes currency retranslation of opening balances.

14	Net funds/(debt)
	€ million	€ million
	2003	2002

		Restated
Current investments
Listed	91	62
Unlisted	1 400	1 164

	1 491	1 226

Cash at bank and in hand
On call and in hand	1 304	1 028
Repayment notice required	550	650

	1 854	1678

Borrowings
Bank loans and overdrafts	(1 834)	(1 844)
Bonds and other loans	(14 066)	(18 026)

	(15 900)	(19 870)

Total net funds/(debt)	(12 555)	(16 966)

Current investments include government securities and A- or higher rated money and capital market instruments.

An amount of €20 million (2002: €13 million) is included in cash at bank with repayment notice required. This relates to cash collateral deposited as required by a forward purchase contract with a counterparty bank to buy 10 000 000 PLC shares at 559p per share in November 2006. Further details are given in note 15 on page 98.

	€ million	€ million
	2003	2002

		Restated
Borrowings – additional details
The repayments fall due as follows:
Within one year:
Bank loans and overdrafts	1 629	1 514
Bonds and other loans	5 805	7 423

Total due within one year	7 434	8 937

After one year but within two years	1 881	1 734
After two years but within three years	1 719	2 047
After three years but within four years	1 806	1 807
After four years but within five years	163	1 807
After five years: By instalments	5	–
Not by instalments	2 892	3 538

Total due after more than one year	8 466	10 933

Total amount repayable by instalments any of which are payable after five years	8	2

Secured borrowings	177	44

Of which secured against tangible fixed assets	120	6

During 2003 Unilever changed its accounting policy for the presentation of securities held as collateral in respect of derivative financial instruments. Until 2002 Unilever presented such collateral under cash on call and in hand and under bonds and other loans respectively. Because, in normal circumstances, Unilever has to return the securities in the same form as the original security received, and Unilever does not retain the benefit of any dividends or interest on those securities, they are not presented as assets and liabilities of the Group. As a result, both cash on call and in hand and bonds and other loans at 31 December 2002 have been reduced by €574 million.

94	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts

Unilever Group

14	Net funds/(debt) continued

The tables set out below and on page 96 take into account the various interest rate swaps and forward foreign currency contracts entered into by the Group, details of which are set out in note 15 on pages 97 and 98. Details of specific bonds and other loans are also given below.

	€ million	€ million
	2003	2002

		Restated
NV
Floating rate notes 2003 (€)	–	1 000
Floating rate notes 2003 (US $)	–	477
Floating rate notes 2003 (Japanese Yen)	–	402
4.750% Bonds 2004 (€)	999	998
7.250% Bonds 2004 (US $)	198	238
6.500% Bonds 2004 (€)	159	159
7.125% Bonds 2004 (€)	229	228
6.625% Notes 2005 (US $)	159	191
3.375% Bonds 2005 (Swiss Francs)	320	343
5.125% Bonds 2006 (€)	998	998
5.125% Notes 2006 (US $)	395	474
4.250% Bonds 2007 (€)	997	996
5.000% Bonds 2007 (US $)	514	617
Commercial paper (€)	1 733	962
Commercial paper (£)	629	234
Commercial paper (US $)	950	595
Commercial paper (Swiss Francs)	158	93
Other	164	214

Total NV	8 602	9 219

PLC
5.375% Notes 2003 (€)	–	1 250
Commercial paper (€)	–	59
Commercial paper (£)	–	98

Total PLC	–	1 407

Other group companies:
United States:
6.750% Notes 2003 (US $)	–	1 429
6.875% Notes 2003 (US $)	–	95
6.875% Notes 2005 (US $)	1 188	1 427
6.150% Bonds 2006 (US $)	233	277
7.125% Bonds 2010 (US $)	1 379	1 657
7.000% Bonds 2017 (US $)	113	135
7.250% Bonds 2026 (US $)	225	270
6.625% Bonds 2028 (US $)	175	209
5.900% Bonds 2032 (US $)	785	943
5.000% Bonds 2045 (Swiss Francs)	128	138
5.600% Bonds 2097 (US $)	96	87
Commercial paper (US $)	269	351
Other	7	41
India:
9.000% Debenture loan 2005 (Indian Rupee)	111	–
Thailand:
3.300% Bonds 2007 (Thai Baht)	130	144
South Africa:
10.200% Bonds 2008 (South African Rand)	120	–
Other countries	505	197

Total other group companies	5 464	7 400

Total bonds and other loans	14 066	18 026

Unilever Annual Report & Accounts and Form 20-F 2003	95

Back to Contents

Notes to the consolidated accounts
Unilever Group

14	Net funds/(debt) continued

Unilever had the following undrawn committed facilities at 31 December 2003:
•	revolving 364-day bilateral credit facilities of in aggregate US $3 403 million (2002: US $3 403 million) with a 364-day term out;
•	revolving 5-year bilateral credit facilities of in aggregate US $334 million (2002: US $334 million);
•	revolving 364-day notes commitments of US $400 million (2002: US $400 million) with the ability to issue notes with a maturity up to 364 days; and
•	364-day bilateral money market commitments of in aggregate US $2 080 million (2002: US $2 080 million), under which the underwriting banks agree, subject to certain conditions, to subscribe for notes with maturities of up to three years.

The facilities which matured in February 2004 have since been renewed until February 2005. In addition, operating companies have a variety of facilities, most of which are uncommitted.

The average interest rate on short-term borrowings in 2003 was 4% (2002: 5%).

The interest rate profiles of the Group’s financial assets and liabilities analysed by principal currency are set out in the table below.

Interest rate profile and currency analysis of financial assets
	€ million			€ million	€ million

	Fixed	Fixed	Fixed	Floating
	rate	rate	rate	rate	Total

		Weighted	Weighted
		average	average
		interest	fixing
		rate	period

Assets – 2003
Euro(a)	1 703	5.3%	0.9 years	(2)	1 701
Sterling	–			50	50
US Dollar	–			108	108
Indian Rupee	–			496	496
Other	–			990	990

Total	1 703			1 642	3 345

Assets – 2002(b)
Euro(a)	512	10.9%	1.4 years	556	1 068
Sterling	–			123	123
US Dollar	246	10.7%	10.3 years	45	291
Indian Rupee	–			568	568
Other	–			1 062	1 062

Total(c)	758			2 354	3 112

(a)	The fixed interest rate of 5.3% in 2003 includes one leg of a cross-currency interest rate swap of an intercompany loan of €478 million (2002: €512 million) with a fixed rate of 12.1% (2002: 10.9%). A corresponding interest charge is included in the US Dollar fixed rate liabilities.
(b)	Amounts for 2002 have been restated. See page 94.
(c)	Includes, in addition to cash and current investments, certain non-equity assets held within fixed investments.

Interest rate profile and currency analysis of financial liabilities

	€ million			€ million	€ million

	Fixed	Fixed	Fixed	Floating
	rate	rate	rate	rate	Total

		Weighted	Weighted
		average	average
		interest	fixing
		rate	period

Liabilities – 2003
Euro	121	4.8%	1.5 years	1 178	1 299
Sterling	79	5.4%	2.9 years	(58)	21
US Dollar	8 240	6.6%	7.0 years	2 475	10 715
Thai Baht	210	3.1%	3.3 years	153	363
Other	552	5.4%	7.7 years	2 950	3 502

Total	9 202			6 698	15 900

Liabilities – 2002(d)
Euro	32	4.8%	4.7 years	107	139
Sterling	367	6.3%	1.4 years	1 017	1 384
US Dollar	11 363	6.2%	6.7 years	4 142	15 505
Thai Baht	262	3.7%	2.9 years	128	390
Other	247	5.1%	24.0 years	2 205	2 452

Total	12 271			7 599	19 870

(d)	Amounts for 2002 have been restated. See page 94.

96	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

15	Financial instruments

The Group has comprehensive policies in place, approved by the Directors, covering the use of derivative financial instruments. These instruments are used for hedging purposes. Established controls are in place covering all financial instruments. These include policies, guidelines, exposure limits, a system of authorities and independent reporting. Performance is closely monitored with independent reviews undertaken by internal audit. The accounting policies governing these instruments are in line with generally accepted practice in the UK and the Netherlands and follow hedge accounting principles described in the accounting policies on page 75. The use of leveraged instruments is not permitted. Details of the instruments used for interest rate and foreign exchange exposure management, together with information on related exposures, are given below.

Except for the description of Unilever’s currency exposures, all debtors and trade and other creditors have been excluded from the analysis below and from the interest rate and currency profiles in note 14 on page 96 either due to the exclusion of short-term items, as permitted by United Kingdom Financial Reporting Standard 13, or because the amounts are not material.

Unilever’s interest rate management policy is described on page 46. The Group’s financial position is mainly fixed by fixed rate long-term debt issues and straightforward derivative financial instruments, such as interest rate swaps. In general, cash is invested short-term at floating interest rates.

At the end of 2003, interest rates were fixed on approximately 61% of the projected net debt for 2004 and 62% of the projected net debt for 2005 (compared with 80% for 2003 and 47% for 2004 at the end of 2002).

Nominal values of interest rate derivative instruments are shown in the table below. These nominal values do not reflect the actual level of use of financial instruments when compared with the nominal value of the underlying debt. This is because certain financial instruments have consecutive strike and maturity dates on the same underlying debt in different time periods. Whilst the nominal amounts reflect the volume of activity, they are not indicative of the amount of credit risk to which the Group is exposed. For details of our policy for managing credit risk see page 46.

	€ million	€ million
	Nominal amounts at 31 Dec
	2003	2002

Interest rate swaps	10 190	15 804

The following table shows the extent to which the Group had unrecognised gains and losses in respect of interest rate instruments at the beginning and end of the year. It shows the movement in the market value of these instruments during the year ended 31 December 2003.

	€ million	€ million	€ million
			Total net
			gains/
	Gains	Losses	(losses)

Unrecognised gains and losses:
Balance at 1 January	300	(204)	96
Brought forward balance recognised in current year	129	(147)	(18)

Brought forward balance not recognised in current year	171	(57)	114
Current year items not recognised in current year	18	(4)	14

Balance at 31 December 2003	189	(61)	128

Expected to be dealt with next year	89	(48)	41
Expected to be dealt with later	100	(13)	87

The following table shows the extent to which the Group had recognised but deferred gains and losses in respect of interest rate instruments at the beginning and end of the year. It also shows the amount which has been included in the profit and loss account for the year and those gains and losses which will be reflected in the profit and loss account in 2004 or in subsequent years.

	€ million	€ million	€ million
			Total net
			gains/
	Gains	Losses	(losses)

Deferred gains and losses:
Balance at 1 January	5	(48)	(43)
Brought forward balance recognised in current year	5	(25)	(20)

Brought forward balance not recognised in current year	–	(23)	(23)
Current year items not recognised in current year	–	3	3

Balance at 31 December 2003	–	(20)	(20)

To be recognised in the profit and loss account for next year	–	(8)	(8)
To be recognised in the profit and loss account later	–	(12)	(12)

Unilever Annual Report & Accounts and Form 20-F 2003	97

Back to Contents

Notes to the consolidated accounts
Unilever Group

15	Financial instruments continued

Under the Group’s foreign exchange policy, transaction exposures, which usually have a maturity of less than one year, are generally hedged; this is primarily achieved through the use of forward foreign exchange contracts. The market value of these instruments at the end of 2003 represented a recognised unrealised gain of €793 million (2002: gain of €572 million) which was largely offset by recognised unrealised losses on the underlying assets and liabilities.

		€ million	€ million
Nominal amounts at 31 Dec
		2003	2002

Foreign exchange contracts	– buy	4 909	3 627
	– sell	10 350	11 076

Total		15 259	14 703

Our policy for financing the net investments in our subsidiaries is discussed in the Financial Review on page 19. At the end of 2003, some 90% (2002: 75%) of Unilever’s total capital and reserves were denominated in the currencies of the two parent companies, euros and sterling.

Our policy for the management of counterparty exposures is set out on page 46.

Master netting agreements are in place for the majority of interest rate derivative instruments. The risk in the event of default by a counterparty is determined by the extent to which market prices have moved since the contracts were made. The Group believes that the risk of incurring such losses is remote.

The following table summarises the fair values and carrying amounts of the various classes of financial instruments as at 31 December:

	€ million Fair value 2003	€ million Fair value 2002	€ million Carrying amount 2003	€ million Carrying amount 2002

		Restated		Restated
Financial assets:
Other fixed investments	146	404	143	404
Current investments	1 491	1 226	1 491	1 226
Cash	1 854	1 678	1 854	1 678

	3 491	3 308	3 488	3 308

Financial liabilities:
Bank loans and overdrafts	(1 834)	(1 849)	(1 834)	(1 844)
Bonds and other loans	(14 705)	(19 101)	(14 066)	(18 026)

	(16 539)	(20 950)	(15 900)	(19 870)

Derivatives:
Interest rate swaps
– assets	189	300	113	152
– liabilities	(61)	(204)	(1)	(6)
Foreign exchange contracts
– assets	984	780	984	780
– liabilities	(191)	(208)	(191)	(208)

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

In November 2001, NV entered into a forward purchase contract with a counterparty bank to buy 10 000 000 PLC shares at 559p per share in November 2006. If the PLC share price falls by more than 5% below 559p, cash collateral for the difference must be placed with the counterparty bank. At 31 December 2003 €20 million (2002: €13 million) was so deposited. At 31 December 2003 the market value of the forward purchase contract was €(11) million (2002: €(1) million). See note 14 on page 94.

Counterparties have deposited securities with a market value of €832 million (2002: €574 million) as collateral for their obligations in respect of derivative financial instruments. Such collateral is not regarded as an asset of Unilever and is excluded from the balance sheet. See note 14 on page 94.

Currency exposures
Unilever’s foreign exchange policies are described on page 46. Compliance with the Group’s policies means that the net amount of monetary assets and liabilities at 31 December 2003 that are exposed to currency fluctuations is not material.

98	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

16	Trade and other creditors

	€ million	€ million
	2003	2002

		Restated
Due within one year:
Trade creditors	3 707	4 341
Social security and sundry taxes	346	458
Accruals and deferred income	2 548	2 889
Taxation on profits	728	857
Dividends	1 125	1 138
Others	1 186	1 335

	9 640	11 018

Due after more than one year:
Accruals and deferred income	207	147
Taxation on profits	330	365
Others	127	129

	664	641

Total trade and other creditors	10 304	11 659

17	Pensions and similar obligations

Description of Plans
In most countries the Group operates defined benefit pension plans based on employee pensionable remuneration and length of service. The majority of these plans are externally funded. The Group also provides other post-employment benefits, mainly post-employment medical plans in the United States. These plans are predominantly unfunded. The Group also operates a number of defined contribution plans, the assets of which are held in external funds.

Accounting policies
With effect from 1 January 2003, the Group accounts for pensions and similar benefits under the United Kingdom Financial Reporting Standard 17 (FRS 17). Figures for prior years have been restated. In accordance with the new standard, the operating and financing costs of defined benefit plans are recognised separately in the profit and loss account; service costs are systematically spread over the service lives of employees, and financing costs are recognised in the periods in which they arise. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions, are recognised immediately in the statement of total recognised gains and losses. The costs of individual events such as past service benefit enhancements, settlements and curtailments are recognised immediately in the profit and loss account. The liabilities and, where applicable, the assets of defined benefit plans are recognised at fair value in the balance sheet. The charges to the profit and loss account for defined contribution plans are the company contributions payable and the assets of such plans are not included in the Group balance sheet.

All defined benefit plans are subject to regular actuarial review using the projected unit method, either by external consultants or by actuaries employed by Unilever. Group policy is that the most important plans representing over 75% of the defined benefit liabilities are formally valued every year and other principal plans accounting for approximately a further 15% of liabilities have their liabilities updated each year. Group policy for other plans requires a full actuarial valuation at least every three years. Asset values for all plans are updated every year.

Prior to 1 January 2003, the Group accounted for pensions and similar obligations under the UK accounting standard SSAP 24. The objective of that standard was to spread pension costs systematically over the service lives of employees and for the regular costs to be a reasonably stable percentage of pay. In line with the accounting objectives, assumptions were generally set reflecting long-term expectations and with asset values smoothed relative to market values. Under SSAP 24, unlike FRS 17, all components of pension expense were recognised in operating profit. Had the Group continued to account for pensions and similar obligations in 2003 under SSAP 24, the charge to operating profit would have been €561 million (2002: €416 million; 2001: €326 million), there would have been no charge to financing cost and the charge to profit after tax would have been €361 million (2002: €261 million; 2001: €205 million). No gains or losses would have been recognised in the statement of recognised gains and losses.

Healthcare
In December 2003 the Medicare Prescription Drug, Improvement and Modernisation Act became law in the US. Under the provisions of this Act, the Group’s US healthcare benefit plan will be able to benefit from a subsidy towards the cost of prescription drugs. In order to be eligible to receive this subsidy it is expected that we will need to make minor changes to the rules of the Group’s US plan. Until these changes are made, no recognition of the drug subsidy is reflected in the Group accounts. Preliminary estimates indicate that once eligible, the Group’s liability will reduce by approximately €55 million and the ongoing service cost would reduce by an immaterial amount.

Unilever Annual Report & Accounts and Form 20-F 2003	99

Back to Contents

Notes to the consolidated accounts
Unilever Group

17 Pensions and similar obligations continued
FRS 17 Disclosures
Assumptions
With the objective of presenting pensions and other post-employment benefit plans’ assets and liabilities at their fair value on the balance sheet, assumptions for FRS 17 are set by reference to market conditions at the valuation date. The actuarial assumptions used to calculate the benefit obligations vary according to the country in which the plan is situated. The assumptions, weighted by liabilities, used to value the principal defined benefit pension plans (covering approximately 90% of pension liabilities – the ‘principal pension plans’) and plans providing other post-employment benefits, and in addition the expected long-term rates of return on assets, weighted by asset value, are:

		31 Dec 2003		31 Dec 2002		31 Dec 2001

	Principal	Other	Principal	Other	Principal	Other
	defined	post-	defined	post-	defined	post-
	benefit	employment	benefit	employment	benefit	employment
	pension	benefit	pension	benefit	pension	benefit
	plans	plans	plans	plans	plans	plans

Discount rate	5.50%	6.10%	5.70%	6.50%	6.00%	7.25%
Inflation assumption	2.40%	n/a	2.30%	n/a	2.25%	n/a
Rate of increase in salaries	3.70%	4.50%	3.60%	4.30%	3.50%	4.50%
Rate of increase for pensions in payment	2.20%	n/a	2.20%	n/a	2.00%	n/a
Rate of increase for pensions in deferment (where provided)	2.60%	n/a	2.60%	n/a	1.50%	n/a
Long-term medical cost inflation(a)	n/a	4.90%	n/a	4.90%	n/a	5.00%
Expected long-term rates of return:
Equities	8.40%		8.20%		9.00%
Bonds	5.00%		4.90%		5.50%
Others	6.40%		5.40%		6.00%

(a)	The valuations of other benefit plans generally assume a higher initial level of medical cost inflation, which falls from 9.50% to the long-term rate within the next five years.

Assumptions for the remaining defined benefit plans vary considerably depending on the economic conditions of the country where they are situated.

For the most important pension plans, representing over 75% of all defined benefit plans by liabilities, the assumptions used at 31 December 2003 and 2002 were:

	United Kingdom			Netherlands		United States		Germany
	2003	2002	2003	2002	2003	2002	2003	2002

Discount rate	5.40%	5.50%	5.20%	5.40%	6.10%	6.50%	5.20%	5.40%
Inflation assumption	2.70%	2.25%	1.80%	2.25%	2.50%	2.50%	1.80%	2.00%
Rate of increase in salaries	4.20%	3.75%	2.50%	3.00%	4.50%	4.50%	2.50%	2.75%
Rate of increase for pensions in payment	2.80%	2.50%	1.80%	2.25%	0.00%	0.00%	1.80%	2.00%
Rate of increase for pensions in deferment
(where provided)	2.80%	2.50%	1.80%	2.25%	0.00%	0.00%	0.00%	0.00%
Expected long-term rates of return:
Equities	8.30%	8.00%	8.30%	8.30%	8.60%	8.30%	8.30%	8.30%
Bonds	5.30%	4.90%	4.70%	4.70%	4.70%	4.30%	4.70%	4.70%
Others	6.40%	5.80%	6.80%	5.60%	4.70%	4.30%	5.50%	4.90%

100	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

17 Pensions and similar obligations continued

Balance Sheet
The assets, liabilities and surplus/deficit position of the pension and other post-employment benefit plans and the expected rates of return on the plan assets, at the balance sheet date, were:

	€ million	€ million	%	€ million	€ million	%	€ million	€ million	%
		31 December 2003			31 December 2002			31 December 2001
		Other post-	Long-term		Other post-	Long-term		Other post-	Long-term
		employment	rates of		employment	rates of		employment	rates of
	Pension	benefit	return	Pension	benefit	return	Pension	benefit	return
	plans	plans	expected	plans	plans	expected	plans	plans	expected

Assets of principal plans:
Equities	8 054	–	8.4%	7 281	–	8.2%	10 494	–	9.0%
Bonds	3 123	–	5.0%	3 383	–	4.9%	4 138	–	5.5%
Other	1 582	–	6.4%	1 644	–	5.4%	1 808	–	6.0%
Assets of other plans	272	3	7.5%	417	2	8.2%	536	3	8.0%

Total plan assets	13 031	3		12 725	2		16 976	3

Present value of liabilities
Principal plans	(15 740)	–		(15 305)	–		(15 547)	–
Other plans	(1 052)	(1 078)		(1 675)	(1 042)		(1 781)	(1 171)

Total present value of liabilities	(16 792)	(1 078)		(16 980)	(1 042)		(17 328)	(1 171)

Aggregate net surplus/(deficit)
of the plans	(3 761)	(1 075)		(4 255)	(1 040)		(352)	(1 168)
Irrecoverable surplus	(116)	–		(87)	–		(265)	–
Related deferred tax
asset/(liability)	814	379		1 058	388		(74)	467

Net pension asset/(liability)	(3 063)	(696)		(3 284)	(652)		(691)	(701)

Of which in respect of

Funded plans in surplus:
Aggregate surplus	858	–		677	–		2 454
Irrecoverable surplus(a)	(116)	–		(87)	–		(265)	–
Related deferred tax liability	(252)	–		(209)	–		(740)	–

Net pension asset	490	–		381	–		1 449	–

Funded plans in deficit:
Aggregate deficit	(2 294)	–		(2 575)	–		(607)	–
Related deferred tax asset	665	–		808	–		199	–

Net pension liability	(1 629)	–		(1 767)	–		(408)	–

Unfunded plans:
Aggregate liability	(2 325)	(1 075)		(2 357)	(1 040)		(2 199)	(1 168)
Related deferred tax asset	401	379		459	388		467	467

Net pension liability	(1 924)	(696)		(1 898)	(652)		(1 732)	(701)

(a)	The surplus in the plans is only recoverable to the extent that the Group can benefit from either refunds formally agreed or future contribution reductions.

The above amounts have been included in the restated balance sheet.

The definition of Principal plans has been extended during 2003 such that some plans have been moved from Other plans into Principal plans.

Unilever Annual Report & Accounts and Form 20-F 2003	101

Back to Contents

Notes to the consolidated accounts
Unilever Group

17 Pensions and similar obligations continued

Profit and loss account
The charge to the profit and loss account comprises:

	€ million	€ million	€ million
	2003	2002	2001

		Restated	Restated
Charged to operating profit:
Defined benefit pension and other benefit plans:
Current service cost	(336)	(364)	(384)
Special termination benefits	(73)	(96)	(79)
Past service cost	(5)	9	(16)
Gains on settlements/curtailments	14	119	9
Recognition of previously irrecoverable surplus	–	7	–
Defined contribution plans	(30)	(26)	(24)

Total operating cost	(430)	(351)	(494)

Charged to other finance income/(cost):
Interest on retirement benefits	(966)	(1 072)	(1 121)
Exceptional financing loss on recoverable surplus	–	–	(128)
Refund of previously irrecoverable surplus	7	–	–
Expected return on assets	793	1180	1291

Total other finance income/(cost)	(166)	108	42

Net impact on the profit and loss account (before tax)	(596)	(243)	(452)

Cash flow
Group cash flow in respect of pensions and similar benefits comprises company contributions paid to funded plans and benefits paid by the company in respect of unfunded plans. In 2003, the benefits paid in respect of unfunded plans amounted to €295 million (2002: €260 million; 2001: €352 million). Company contributions to funded plans have been at a reduced level for a number of years resulting from the generally strong stock market performance of the 1990s. Following the falls in stock markets in 2000, 2001 and 2002, contribution holidays are ending for many Unilever plans and the aggregate level of contributions is now rising. In 2003, contributions to funded defined benefit plans, including one-off contributions of €32 million, amounted to €170 million (2002: €140 million; 2001: €214 million net refund). The contributions in 2001 were net of a €221 million refund in the Netherlands and a €76 million refund in Finland. In 2003 a refund of €7 million was received in Finland out of previously irrecoverable surplus. Contributions are subject to periodic review and current expectations are that in 2004 contributions will restart or increase in a number of countries. Total contributions to funded plans and benefit payments by the Group in respect of unfunded plans are expected to be about €850 million in 2004. This includes one-off contributions to funded plans in the US, Germany, Switzerland and Austria of approximately €145 million.

Statement of total recognised gains and losses
The following amounts have been recognised in the statement of total recognised gains and losses:

	€ million	€ million	€ million
	2003	2002	2001

		Restated	Restated

Actual return less expected return on pension and other benefit plan assets	967	(3 276)	(2 343)
Experience gains/(losses) arising on pension plan and other benefit plan liabilities	(135)	(95)	197
Changes in assumptions underlying the present value of the pension and other benefit plan liabilities	(644)	(952)	(198)

Actuarial gain/(loss)	188	(4 323)	(2 344)
Change in unrecognised surplus	(40)	171	149

Net actuarial gain/(loss) recognised in statement of total recognised gains and losses (before tax)	148	(4 152)	(2 195)

Reconciliation of change in surplus/deficit
Movements in surplus/deficit during the year:

	€ million	€ million	€ million
	2003	2002	2001

Surplus/(deficit) at beginning of the year	(5 295)	(1 520)	1126
Movements in year
Acquisitions	(1)	–	–
Reclassification of employee benefits as pension liabilities	(23)	–	–
Current service cost	(336)	(364)	(384)
Special termination benefits	(73)	(96)	(79)
Past service costs	(5)	9	(16)
Settlements/curtailments	14	119	9
Other finance income	(173)	108	42
Actuarial gain/(loss)	188	(4 323)	(2 344)
Contributions	465	400	138
Currency retranslation	403	372	(12)

Surplus/(deficit) at end of the year	(4 836)	(5 295)	(1 520)

102	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

17	Pensions and similar obligations continued

History of experience gains and losses

	2003	2002	2001

Actual return less expected return on plan assets (€m)	967	(3 276)	(2 343)
As % of plan assets at beginning of year (%)	8	(19)	(12)

Experience gains/(losses) on plan liabilities (€m)	(135)	(95)	197
As % of present value of plan liabilities at beginning of year (%)	(1)	(1)	1

Total actuarial gain/(loss) (€m)	188	(4 323)	(2 344)
As % of present value of plan liabilities at beginning of year (%)	1	(23)	(13)

US GAAP disclosures
Under US GAAP, the actuarial assumptions used to calculate the benefit obligations are set by reference to market conditions at the balance sheet date, in a similar manner to that used under FRS 17. The accounting methodology however is not the same as under FRS 17, since under US GAAP all costs are recognised in operating profit and certain cost items are amortised in the profit and loss account rather than recognised immediately.

The disclosures below show the benefit obligations, assets, funded status and balance sheet impact, as well as the periodic expense, cash flows and related economic assumptions associated with the defined benefit pension plans and other post-employment benefit plans as computed in accordance with SFAS 87 and SFAS 106.

Measurement dates
All plan assets are valued at fair value at the balance sheet date. Liabilities in respect of the most important pension plans comprising approximately 75% of the pension liabilities are subject to actuarial valuations every year. The valuations use membership data for the current year with the liability projected forward to the balance sheet date. Valuations of all other plans are carried out every three years and in the case of the other principal pension plans, comprising approximately a further 15% of the liabilities, the valuations are updated each year.

Benefit obligations
The table below shows changes in benefit obligations during 2003 and 2002.

	€ million	€ million	€ million	€ million
			Other post-	Other post-
	Pension	Pension	employment	employment
	plans	plans	benefit plans	benefit plans
	2003	2002	2003	2002

Change in benefit obligations
Benefit obligations at 1 January	15 215	12 750	1 012	1 171
Extension of coverage(a)	1 690	2 261	77	–
Service cost	308	315	23	20
Interest cost	895	864	63	78
Plan member contributions	21	8	–	–
Amendments	3	–	–	(4)
Plan mergers	–	170	–	–
Actuarial (gains)/losses	661	1 215	132	33
Acquisitions/disposals	1	(57)	–	(22)
Settlements/curtailments	(12)	(321)	(5)	–
Special termination benefits	75	–	1	–
Benefits paid	(1 139)	(1 204)	(78)	(88)
Currency retranslation	(1 000)	(786)	(176)	(176)

Benefit obligations at 31 December	16 718	15 215	1 049	1 012

(a)	With effect from 1 January 2003 a number of additional pension plans were included in the SFAS 87 disclosures. This increases the overall coverage from 90% to 100% of liabilities. With effect from 1 January 2002 other plans had been included that had raised the coverage to 90% in 2002 from 76% in 2001.

Assumptions
The assumptions used to value the benefit obligations in respect of the principal plans are:

	%	%	%	%
			Other post-	Other post-
	Pension	Pension	employment	employment
	plans	plans	benefit plans	benefit plans
	2003	2002	2003	2002

Weighted average assumptions used to determine benefit obligations for the principal plans at 31 December

Discount rate	5.50	5.70	6.10	6.50
Salary increases	3.70	3.60	4.50	4.30
Pension increases	2.20	2.20	n/a	n/a

Assumptions for the remaining defined benefits plans vary considerably, depending on the economic conditions of the country where they are situated.

Unilever Annual Report & Accounts and Form 20-F 2003	103

Back to Contents

Notes to the consolidated accounts
Unilever Group

17	Pensions and similar obligations continued

Post-employment healthcare benefits
Additional assumptions in respect of healthcare benefits are:

	2003	2002

Weighted average healthcare trend rates at 31 December
Healthcare cost trend rate assumed for next year	9.50%	10.00%
Rate to which the cost trend rate gradually declines	4.90%	4.90%
Year that the rate reaches the rate at which it is assumed to remain	2009	2008

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effect:

	€ million	€ million
	1% point	1% point
	increase	decrease

Effect on post-employment benefit obligation	59	(53)

Plan assets
The table below shows the changes in plan assets during 2003 and 2002.

	€ million	€ million	€ million	€ million
			Other post-	Other post-
	Pension	Pension	employment	employment
	plans	plans	benefit plans	benefit plans
	2003	2002	2003	2002

Change in plan assets
Fair value of plan assets at 1 January	1 2097	13 560	2	3
Extension of coverage(a)	485	2 320	–	–
Plan mergers	–	154	–	–
Actual return on plan assets	1 744	(1 953)	–	(1)
Acquisitions/(disposals)	–	(10)	–	–
Settlements	1	(249)	–	–
Employer contributions/surplus refunds	390	36	79	88
Plan member contributions	21	8	–	–
Benefits paid from plan assets	(1 139)	(1 118)	(78)	(88)
Currency retranslations	(749)	(651)	–	–

Fair value of plan assets at 31 December	12 850	12 097	3	2

(a)	With effect from 1 January 2003, a number of additional pension plans were included in the SFAS 87 disclosures. This increased the coverage from 90% to 100%. With effect from 1 January 2002, other plans had been included that had raised the coverage to 90% in 2002, from 76% in 2001.

Asset allocation
The asset allocation for the Group’s principal pension plans at 31 December 2002 and 2003, target allocation for 2004, and expected long-term rates of return by asset category are as follows:

				Long-term
	Target	Percentage	Percentage	expected
	percentage	of plan	of plan	return on
	allocation	assets at	assets at	plan assets at
	for	31 December	31 December	31 December
	2004	2003	2002	2003

Long-term asset category
Equity securities	63	63	59	8.4%
Debt securities	28	25	28	5.0%
Property	8	9	10	6.8%
Other	1	3	3	5.3%

Total	100	100	100	7.2%

Equity securities include Unilever securities amounting to €44 million (0.3% of total plan assets) and €43 million (0.3% of total plan assets) at 31 December 2003 and 2002 respectively.

Investment strategy
The Group’s investment strategy in respect of its funded pension plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the company of the benefits provided. To achieve this, investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. The plans invest the largest proportion of the assets in equities which the Group believes offer the best returns over the long term commensurate with an acceptable level of risk. The Group also keeps a proportion of assets invested in bonds, property and cash. Most assets are managed by a number of external fund managers, with a small proportion managed in house.

104	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

17	Pensions and similar obligations continued

Funded status
The funded status of the plans, reconciled to the amount reported in the statement of financial position is as follows:

	€ million	€ million	€ million	€ million
			Other post-	Other post-
	Pension	Pension	employment	employment
	plans	plans	benefit plans	benefit plans
	2003	2002	2003	2002

Fair value of plan assets	12 850	12 097	3	2
Benefit obligations	(16 718)	(15 215)	(1 049)	(1 012)

Funded status at 31 December	(3 868)	(3 118)	(1 046)	(1 010)
Unrecognised net transition liability/(asset)	(117)	(178)	–	–
Unrecognised net actuarial loss/(gain)	2 662	3 285	156	(34)
Unrecognised prior service cost	142	178	1	1
Other (SFAS 112 liabilities)	n/a	n/a	(29)	(30)

Net amount recognised at 31 December	(1 181)	167	(918)	(1 073)

Amount recognised in the statement of financial position consists of:
Prepaid benefit cost	1 147	1 543	–	–
Accrued benefit liability	(2 328)	(1 376)	(918)	(1 069)
Additional minimum liability	(2 233)	(2 454)	–	–
Intangible asset	148	94	–	–
Accumulated other comprehensive income	2 085	2 360	–	(4)

Net amount recognised at 31 December	(1 181)	167	(918)	(1 073)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets, in total and for plans where the accumulated benefit obligation (ABO) is in excess of plan assets is as follows:
	€ million	€ million	€ million	€ million
			Plans where	Plans where
	Pension	Pension	ABO exceeds	ABO exceeds
	plans	plans	plan assets	plan assets
	2003	2002	2003	2002

As at 31 December
Projected benefit obligations	16 718	15 215	10 703	11 015
Accumulated benefit obligations	15 531	14 049	9 980	10 188
Fair value of plan assets	12 850	12 097	6 073	7 334

Net periodic cost
	€ million	€ million	€ million	€ million	€ million	€ million
				Other post-	Other post-	Other post-
	Pension	Pension	Pension	employment	employment	employment
	plans	plans	plans	benefit plans	benefit plans	benefit plans
	2003	2002	2001	2003	2002	2001

Components of net periodic benefit cost (a)
Service cost (gross)	329	324	253	23	20	20
Interest cost	895	864	737	63	78	83
Expected returns on plan assets	(791)	(1 189)	(1 007)	–	–	–
Expected employee contributions	(21)	(9)	(1)	–	–	–
Amortisation of prior service cost	36	33	24	1	–	–
Amortisation of transition (asset)	(59)	(63)	(63)	–	–	–
Amortisation of actuarial loss/(gain)	217	(45)	(81)	(1)	(6)	(2)

Total before SFAS 88 events	606	(85)	(138)	86	92	101
Adjustments for SFAS 88 events	83	(118)	43	(1)	(23)	(2)

Net periodic benefit cost	689	(203)	(95)	85	69	99

(a)	With effect from 1 January 2003, a number of additional pension plans were included in the SFAS 87 valuation exercise. This increased the coverage from 90% to 100%. With effect from 1 January 2002, other plans had been included that had raised the coverage to 90% in 2002, from 76% in 2001.

In 2002 and previous years the Group did not calculate pension costs and balances under SFAS 87 for a number of small defined benefit plans. The amounts originally recognised for these plans in the group accounts under SSAP 24 would not have been materially different under SFAS 87. The amounts previously provided in the Group balance sheet for these plans were 2002: €1 129 million (2001: €1 685 million). The amounts previously charged in the profit and loss account were 2002: €158 million (2001: €202 million).

Unilever Annual Report & Accounts and Form 20-F 2003	105

Back to Contents

Notes to the consolidated accounts
Unilever Group

17	Pensions and similar obligations continued

Assumptions
The assumptions in respect of principal plans used to determine the periodic expense in the table above for pensions and other retirement benefits are given in the table below:

	%	%	%	%	%	%
				Other post-	Other post-	Other post-
	Pension	Pension	Pension	employment	employment	employment
	plans	plans	plans	benefit plans	benefit plans	benefit plans
	2003	2002	2001	2003	2002	2001

Weighted average assumptions used to determine net cost for the principal plans for the years ended 31 December
Discount rate	5.70	6.00	6.25	6.50	7.25	7.50
Expected long-term rate of return on plan assets	6.90	7.75	7.25	n/a	n/a	n/a
Salary increases	3.60	3.75	3.75	4.30	4.50	4.50
Pension increases	2.20	2.50	2.50	n/a	n/a	n/a

Expected rate of return on plan assets
The expected rate of return on plan assets was determined, based on actuarial advice, by a process that takes the current long-term rates of return available on government bonds and applies to these rates suitable risk premiums that take account of available historic market returns and current market expectations.

Post-employment healthcare benefits
Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	€ million	€ million
	1% point	1% point
	increase	decrease

Effect on total of service and interest cost components	6	(5)

Expected cash flows
During 2004 Unilever expects to make cash contributions of €500 million to funded defined benefit plans. This includes both mandatory and discretionary payments. In addition, a further €30 million is expected to be contributed to defined contribution plans.

The table below shows the expected benefit payments from defined benefit plans. The benefits paid from funded plans include amounts funded by employee contributions. The benefits paid in respect of unfunded plans are made from the Group’s cash resources.

	Funded	€ million Pension benefits Unfunded	€ million Other benefits Unfunded

Expected benefit payments
2004	863	223	96
2005	840	236	99
2006	872	244	102
2007	902	255	104
2008	916	265	106
2009–2013	4 950	1 477	560

106	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

18	Deferred taxation

Following the adoption of the new pension accounting standard (FRS 17) with effect from 1 January 2003, deferred tax balances in respect of pensions are now reported as a separate component of the pensions balances and no longer aggregated with the rest of the deferred tax balances. This treatment has resulted in a decrease of the opening deferred tax liability balance of €129 million and the deferred tax asset balance of €820 million.

	€ million	€ million
	2003	2002

		Restated
Deferred taxation on:
Accelerated depreciation	859	877
Stock reliefs	31	41
Short-term and other timing differences	(780)	(1 015)

	110	(97)
Less: asset balances reclassified as debtors due after more than one year 13	637	472

	747	375

Movements in deferred taxation:
1 January	375
Currency retranslation	(30)
Acquisition of group companies	(2)
Disposal of group companies	(5)
Profit and loss account	262
Other movements	147

31 December	747

Unilever Annual Report & Accounts and Form 20-F 2003	107

Back to Contents

Notes to the consolidated accounts
Unilever Group

19	Restructuring and other provisions

Provisions are recognised when either a legal or constructive obligation, as a result of a past event, exists at the balance sheet date and where the amount of the obligation can be reasonably estimated.

	€ million	€ million
	2003	2002

Restructuring provisions	445	633
Other provisions	426	555

Total	871	1 188

Movements in restructuring provisions:
1 January	633
Currency retranslation	(34)
Disposal of group companies	2
Profit and loss account:
New charges	308
Releases	(48)
Utilisation	(416)

31 December	445

Movements in other provisions:
1 January	555
Currency retranslation	(30)
Disposal of group companies	–
Profit and loss account
New charges	11
Releases	(32)
Utilisation	(78)

31 December	426

Restructuring provisions at the end of 2003 relate to the Path to Growth initiatives described in note 4 on page 86. These amounted to €0.4 billion, the cash impact of which is expected to be a cash outflow of €0.3 billion in 2004 and €0.1 billion thereafter. Other provisions principally comprise balances held in respect of legal, environmental and other exposures. The cash impact of these balances is expected to be a cash outflow of €0.1 billion in 2004, and €0.3 billion thereafter.

20	Capital and reserves

Amounts reported in the financial statements have been restated following changes in our accounting policy for pensions and other post-employment benefits and in our accounting for share-based payments. The impact of these changes on capital and reserves was as follows:

	€ million As at 31 Dec 2002	€ million As at 31 Dec 2001	€ million As at 31 Dec 2000

Capital and reserves as reported in the 2002 Annual Report & Accounts	5 867	6 993	7 974
Accounting policy change – pensions	(1 238)	1 444	3 237
Accounting policy change – share options	73	–	–

Capital and reserves as restated	4 702	8 437	11 211

108	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

20	Capital and reserves continued

The following tables present combined disclosure of movements in capital and reserves of NV and PLC for the years 2003, 2002 and 2001 in order to show these changes for the Unilever Group as a whole. This information does not reflect the separate legal status of NV and PLC; information on capital and reserves attributable to each of NV and PLC is given in notes 21, 22 and 23 on pages 110 and 111.

	€ million	€ million	€ million	€ million	€ million
	Called up share capital	Share premium account	Other reserves (b)	Profit retained	Total

2003
1 January 2003	642	1 541	(2 144)	4 663	4 702
Result for the year retained	–	–	–	1 053	1 053
Goodwill movements	–	–	–	135	135
Actuarial gains/(losses) on pension schemes net of tax	–	–	–	(28)	(28)
Change in number of shares or certificates held
in connection with share options	–	–	(400)	–	(400)
Share option credit(a)	–	–	–	208	208
Currency retranslation	–	(11)	102	159	250

31 December 2003	642	1 530	(2 442)	6 190	5 920

2002 (restated)
1 January 2002	642	1 551	(1 663)	7 907	8 437
Result for the year retained	–	–	–	435	435
Goodwill movements	–	–	–	458	458
Actuarial gains/(losses) on pension schemes net of tax	–	–	–	(2 811)	(2 811)
Change in number of shares or certificates held
in connection with share options	–	–	(556)	–	(556)
Share option credit(a)	–	–	–	185	185
Unrealised gain on partial disposal of a group company	–	–	–	56	56
Currency retranslation	–	(10)	75	(1 567)	(1 502)

31 December 2002	642	1 541	(2 144)	4 663	4 702

2001 (restated)
1 January 2001	642	1 548	(1 167)	10 188	11 211
Result for the year retained	–	–	–	99	99
Goodwill movements	–	–	–	274	274
Actuarial gains/(losses) on pension schemes net of tax	–	–	–	(1 486)	(1 486)
Change in number of shares or certificates held
in connection with share options	–	–	(482)	–	(482)
Share option credit(a)	–	–	–	106	106
Currency retranslation	–	3	(14)	(1 274)	(1 285)

31 December 2001	642	1 551	(1 663)	7 907	8 437

(a)	The share option credit relates to the reversal of the non-cash charge recorded against operating profit in respect of the fair value of share options awarded to employees.
(b)	Following our change in accounting policy for share-based payments, certain balances have been reclassified from other reserves to profit retained

	€ million 2003	€ million 2002	€ million 2001

Profit retained as reported	6 190	4 663	7 907
Liabilities/(assets) in respect of funded pensions and similar obligations	1 139	1 386	(1 041)
Liabilities in respect of unfunded pensions and similar obligations	2 620	2 550	2 433

Profit retained excluding pensions and similar obligations	9 949	8 599	9 299

As required by UK Financial Reporting Standard 4 capital and reserves can be analysed as follows:

		€ million 2003	€ million 2002

Restated
Equity:
Ordinary capital		4 418	3 200

Non-equity:
7% Cumulative Preference		13	13
6% Cumulative Preference		73	73
4% Cumulative Preference		34	34
5 euro cents Cumulative Preference		1 382	1 382

Total non-equity		1 502	1 502

Total capital and reserves		5 920	4 702

Unilever Annual Report & Accounts and Form 20-F 2003	109

Back to Contents

Notes to the consolidated accounts
Unilever Group

21	Called up share capital

						€ million	€ million
						Issued,	Issued,
Number	€ million	€ million		Nominal	Number	called up and	called up and
of shares	Authorised	Authorised	Preferential share capital	value	of shares	fully paid	fully paid
authorised	2003	2002	NV	per share	issued	2003	2002

75 000	34	34	7% Cumulative Preference	€453.78	29 000	13	13
200 000	91	91	6% Cumulative Preference	€453.78	161 060	73	73
750 000	34	34	4% Cumulative Preference	€45.38	750 000	34	34
650 000 000	29	29	5 euro cents Cumulative Preference	€0.05	211 473 785	10	10

	188	188				130	130

			Ordinary share capital NV
1 000 000 000	508	508	Ordinary	€0.51	571 575 900	290	290
			Ordinary (Shares numbered 1
2 400	1	1	to 2 400 – ‘Special Shares’)	€453.78	2 400	1	1
			Internal holdings eliminated
	–	–	on consolidation (€453.78 shares)			(1)	(1)

	509	509				290	290

			Total NV share capital			420	420

Number of shares	£ million	£ million	Ordinary share capital			£ million	£ million
authorised	2003	2002	PLC			2003	2002

9 726 834 428	136.2	136.2	Ordinary	1.4p	2 911 458 580	40.8	40.8
100 000	0.1	0.1	Deferred	£1 stock	100 000	0.1	0.1
			Internal holdings eliminated on
	–	–	consolidation (£1 stock)			(0.1)	(0.1)

	136.3	136.3	Total PLC share capital			40.8	40.8

			Euro equivalent in millions (at £1 = €5.445)			222	222

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

The 7%, 6% and 4% preference shares of NV are entitled to dividends at the rates indicated. The €0.05 preference shares of NV are entitled to a dividend of 65% of the six months Euribor interest rate on their notional value of €6.580 each. A nominal dividend of 1/4% is paid on the deferred stock of PLC.

The 4% cumulative preference capital of NV is redeemable at par at the company’s option either wholly or in part.

NV has agreed that it will not buy back the 5 euro cents cumulative preference shares of the company before 9 June 2004. At any time after this date, at NV’s option, €6.534 of the notional value of the preference shares is convertible into ordinary NV shares and the remaining notional value is then redeemable. NV expects to exercise the conversion right if any preference shares remain outstanding after 1 December 2004.

The other classes of preferential share capital of NV and the deferred stock of PLC are not redeemable.

For information on the rights of shareholders of NV and PLC and the operation of the Equalisation Agreement, see ‘Control of Unilever’ on pages 152 to 155.

Internal holdings
The ordinary shares numbered 1 to 2 400 (inclusive) in NV and deferred stock of PLC are held as to one half of each class by N.V. Elma – a subsidiary of NV – and one half by United Holdings Limited – a subsidiary of PLC. This capital is eliminated on consolidation. It carries the right to nominate persons for election as Directors at general meetings of shareholders. The subsidiaries mentioned above have waived their rights to dividends on their ordinary shares in NV. For more information see ‘Control of Unilever’ on pages 152 to 155.

Share options
The Group operates a number of equity-based compensation plans involving options over ordinary shares of NV and PLC. Full details of these plans are given in note 29 on page 116.

110	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

22	Profit retained

	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC
	2003	2002	2001	2003	2002	2001

		Restated	Restated		Restated	Restated

Net profit	1 976	1 679	764	786	457	916
Preference dividends	(27)	(42)	(51)	–	–	–
Dividends on ordinary capital	(954)	(941)	(868)	(728)	(718)	(662)

Result for the year retained	995	696	(155)	58	(261)	254
Goodwill movements	99	158	192	36	300	82
Actuarial gains/(losses) on pension schemes net of tax	(19)	(1 220)	(747)	(9)	(1 591)	(739)
Share option credit(a)	146	133	73	62	52	33
Unrealised gain on partial disposal of a group company	–	–	–	–	56	–
Adjustment arising from change in ownership of group companies(b)	(31)	1 646	–	31	(1 646)	–
Currency retranslation	(10)	(1 206)	(1 026)	169	(361)	(248)

Net movement during the year	1 180	207	(1 663)	347	(3 451)	(618)
Profit retained – 1 January(c)	5 655	5 448	7 111	(992)	2 459	3 077

Profit retained – 31 December	6 835	5 655	5 448	(645)	(992)	2 459

Of which retained by:
Parent companies	7 304	6 581	3 508	1 527	1 590	1 552
Other group companies	(388)	(895)	1 929	(2 171)	(2 593)	904
Joint ventures and associates	(81)	(31)	11	(1)	11	3

	6 835	5 655	5 448	(645)	(992)	2 459

Cumulative goodwill written off directly to reserves	(5 199)	(5 298)	(5 456)	(2 063)	(2 099)	(2 399)

(a)	The share option credit relates to the reversal of the non-cash charge recorded against operating profit in respect of the fair value of share options awarded to employees.
(b)	During 2002, as part of the legal and fiscal integration of the Bestfoods businesses, a number of internal ownership changes took place. These internal transactions, which took place at fair value, did not involve any third party and therefore had no effect on the results or net assets of the consolidated Unilever Group. The historical cost of the net assets of the business transferred by PLC was greater than the historical cost of the net assets of the business transferred by NV. As it would be inappropriate to recognise revaluations to assets and liabilities of the Group arising from internal transactions, this imbalance led to NV recording an unrealised gain of €1 646 million on the transfer while PLC recorded an equal and opposite goodwill balance which is eliminated on consolidation. A further re-organisation in 2003 produced a similar type of adjustment with a small unrealised gain in PLC and goodwill eliminated in NV.
(c)	Profit retained has been restated following changes in our accounting policy for pensions and other post-employment benefits and in our accounting policy for share-based payments. Profit retained at 1 January 2001 has been increased in aggregate by €3 237 million (of which €2 237 million relates to NV and €1 000 million relates to PLC). Profit retained at 1 January 2002 has been increased in aggregate by €1 490 million (of which €1 299 million relates to NV and €191 million relates to PLC). Movements in profit retained in 2001 and 2002 have been restated as appropriate. Profit retained at 31 December 2002 has been decreased in aggregate by €1 114 million (of which an increase of €274 million relates to NV and a reduction of €1 388 million relates to PLC).

23	Other reserves
	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC
	2003	2002	2001	2003	2002	2001

		Restated	Restated		Restated	Restated
Adjustment on translation of PLC‘s ordinary capital
at £1 = Fl. 12 = €5.445	–	–	–	(164)	(159)	(155)
Capital redemption reserve	–	–	–	16	18	18
Book value of shares or certificates held in connection
with share options	(1 783)	(1 534)	(1 108)	(511)	(469)	(418)

	(1 783)	(1 534)	(1 108)	(659)	(610)	(555)

The effect of the change in number of shares or certificates held in connection with share options on the other reserves of NV was €(249) million (2002: €(426) million; 2001: €(551) million) and for PLC was €(42) million (2002: €(51) million; 2001: €(59) million).

Unilever Annual Report & Accounts and Form 20-F 2003	111

Back to Contents

Notes to the consolidated accounts
Unilever Group

24	Commitments and contingent liabilities
	€ million	€ million
	2003	2002

Long-term lease commitments under operating leases in respect of:
Land and buildings	1 462	1 399
Other tangible fixed assets	419	475

	1 881	1 874

The commitments fall due as follows:
Within 1 year	321	321
After 1 year but within 2 years	283	301
After 2 years but within 3 years	244	260
After 3 years but within 4 years	227	226
After 4 years but within 5 years	205	204
After 5 years	601	562

	1 881	1 874

Other commitments	655	516
Of which payable within one year	315	226

Other commitments principally comprise commitments under contracts to purchase materials and services.

Contingent liabilities amounted to some €550 million (2002: €511 million), of which €166 million (2002: €176 million) relates to guarantees. These guarantees are not expected to give rise to any material loss. Guarantees given by parent or group companies relating to liabilities included in the consolidated accounts are not included. Other contingent liabilities arise in respect of litigation against companies in the Group, investigations by competition and regulatory authorities and obligations under environmental legislation in various countries. These are not expected to give rise to any material loss.

The total value of guarantees which arose or were revised during 2003 was €82 million.

25	Acquisition and disposal of group companies

Acquisitions
The net assets and results of acquired companies are included in the consolidated accounts from their respective dates of acquisition. The following tables set out the effect of acquisitions of group companies in 2003 on the consolidated balance sheet. Acquisition accounting (purchase accounting) has been applied in all cases. The fair values currently established for all acquisitions made in 2003 are provisional. The goodwill arising on these transactions has been capitalised and is being amortised over 20 years in accordance with our declared accounting policies as set out on page 74.

The principal acquisition during the year was the purchase at the end of March of the remaining 50% share in Asian foods businesses from our joint venture partner Ajinomoto of Japan. These businesses are now consolidated as subsidiaries.

On 1 April 2002, Unilever disposed of its assets in Unifoods South Africa and Hudson & Knight South Africa to Unilever Bestfoods Robertsons, a joint venture between Unilever and Robertsons in which Unilever had a 50% equity stake. In exchange, Unilever received a 9% equity interest in Unilever Bestfoods Robertsons thereby obtaining control.

	€ million	€ million	€ million	€ million
	Balance sheets of acquired businesses	Provisional adjustments to align accounting policies	Provisional revaluations	Provisional fair values at date of acquisition

2003 acquisitions
Fixed assets	98	(2)	66	162
Current assets	70	–	–	70
Creditors	(58)	(13)	–	(71)
Provisions for liabilities and charges	(3)	4	–	1
Minority interest	–	13	–	13

	107	2	66	175

Adjustment to reflect 50% net assets previously owned				(23)

Net assets acquired				152

112	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

25	Acquisition and disposal of group companies continued
	€ million	€ million	€ million
	2003	2002	2001

Acquisitions
Net assets acquired	152	37	49
Adjustments to acquisitions made in prior years	75	–	5 546
Goodwill and intangible assets arising in subsidiaries	235	116	(5 407)
Goodwill arising in joint ventures	–	–	(51)

Consideration	462	153	137

Of which:
Cash 27	262	57	132
Cash balances of businesses acquired 27	(10)	–	1
Current investments, cash deposits and borrowings of businesses acquired	25	77	1
Non-cash items and deferred consideration	185	(57)	3
Fair value of Unilever business contributed	–	76	–

Disposals
The results of disposed businesses are included in the consolidated accounts up to their date of disposal. The principal disposals were Ambrosia in the United Kingdom, John West in Australasia, cheese businesses in Austria and Germany and the Pamol oil business in Malaysia. Various trademarks were also sold as part of our Path to Growth strategy, including Brut in the US and Latin America and a number of oral care brands in the US. In 2002 the principal sale was that of the DiverseyLever business to JohnsonDiversey Inc. in exchange for cash, loan notes and a 33.3% stake in JohnsonDiversey’s parent, JohnsonDiversey Holdings Inc. During 2001 we completed the disposal of Elizabeth Arden, which is therefore reflected in the table below.

	€ million	€ million	€ million
	2003	2002	2001

Disposals
Goodwill and intangible assets	127	274	6
Other fixed assets	205	531	273
Current assets	111	776	351
Creditors	(63)	(330)	(112)
Provisions for liabilities and charges	(15)	(100)	(11)
Minority interest	(5)	3	(2)

	360	1 154	505
33% interest in DiverseyLever	–	(114)	–

Net assets sold	360	1 040	505
Specific provisions related to the disposal	–	159	–
Attributable goodwill	135	458	223
Profit on sale attributable to Unilever	379	249	927

Consideration	874	1 906	1 655

Of which:
Cash 27	889	1 834	1 650
Cash balances of businesses sold 27	(17)	(34)	(9)
Current investments, cash deposits and borrowings of businesses sold	2	19	3
Non-cash items and deferred consideration	–	217	11
Fair value of Johnson Professional business acquired	–	(130)	–

Unilever Annual Report & Accounts and Form 20-F 2003	113

Back to Contents

Notes to the consolidated accounts
Unilever Group

26	Reconciliation of group operating profit to operating cash flows
	€ million	€ million	€ million
	2003	2002	2001

		Restated	Restated

Group operating profit	5 483	5 007	4 946
Depreciation and amortisation	2 038	2 582	2 845
Changes in working capital:
Stocks	(107)	(98)	(177)
Debtors	547	88	(40)
Creditors	(640)	382	440
Pensions and similar provisions less payments	(147)	(109)	282
Restructuring and other provisions less payments	(208)	(53)	173
Elimination of (profits)/losses on disposals	(357)	(143)	(941)
Non-cash charge for share options	208	185	106
Other adjustments	(37)	42	(137)

Cash flow from group operating activities	6 780	7 883	7 497

Cash flow from exceptional items included in the group operating profit above comprises:

	€ million	€ million	€ million
	2003	2002	2001

Restructuring	(407)	(406)	(1 131)
Business disposals	889	1 834	1 650
Other, including asset disposals	18	229	429

Total	500	1 657	948

Of which related to items included in group operating profit in the current year	846	2 064
Of which related to items included in group operating profit in prior years	(346)	(407)

Total	500	1 657

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.

114	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

27	Analysis of cash flows for headings netted in the cash flow statement

	€ million	€ million	€ million
	2003	2002	2001

		Restated	Restated
Returns on investments and servicing of finance
Dividends from other fixed investments	8	8	7
Interest received	304	324	191
Interest paid	(1 114)	(1 467)	(1 842)
Preference dividend paid	(27)	(31)	(48)
Dividends and other payments to minority shareholders	(351)	(220)	(195)

Total	(1 180)	(1 386)	(1 887)

Capital expenditure and financial investment
Purchase of intangible assets	(3)	(18)	–
Purchase of tangible fixed assets	(1 038)	(1 295)	(1 536)
Disposal of tangible fixed assets	168	233	579
Acquisition/disposal of fixed investments	249	(68)	35
Purchase of own shares (employee share plans)	(400)	(558)	(436)

Total	(1 024)	(1 706)	(1 358)

Acquisitions and disposals
Acquisition of group companies 25	(262)	(57)	(132)
Cash balances of businesses acquired 25	10	–	(1)
Consideration paid in respect of acquisitions made in previous years	–	–	(1)
Disposal of acquired business held for resale	–	–	1 968
Disposal of group companies 25	889	1 834	1 650
Cash balances of businesses sold 25	(17)	(34)	(9)
Consideration received in respect of disposals made in previous years	2	12	2

Total	622	1 755	3 477

Management of liquid resources
Purchase of current investments	(137)	(219)	(108)
Sale of current investments	48	30	121
(Increase)/decrease in cash on deposit	48	(403)	1 093

Total	(41)	(592)	1 106

Financing
Issue/purchase of shares by group companies to/(from) minority shareholders	(8)	9	(3)
Debt due within one year:
Increases	4 068	2 698	3 854
Repayments	(7 378)	(8 834)	(13 692)
Debt after one year:
Increases	509	3 195	4 933
Repayments	(108)	(146)	(264)

Total	(2 917)	(3 078)	(5 172)

Included as liquid resources are term deposits of less than one year, government securities and A- or higher rated money and capital market instruments.

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.

Amounts for 2002 and 2001 have been restated following a change in the presentation for securities held as collateral in connection with derivative financial instruments. See note 14 on page 94.

Unilever Annual Report & Accounts and Form 20-F 2003	115

Back to Contents

Notes to the consolidated accounts
Unilever Group

28	Analysis of net funds/(debt)

	€ million	€ million	€ million	€ million	€ million	€ million
			Acquisitions/
			disposals	Other
	1 January	Cash	(excl. cash &	non-cash	Currency	31 December
	2003	flow	overdrafts)	changes	movements	2003

Cash on call and in hand	1 028	(785)			1 061	1 304
Overdrafts	(277)	(61)			18	(320)

		(846)

Borrowings due within one year	(8 660)	3 310	(20)	(1 507)	(237)	(7 114)
Borrowings due after one year	(10 933)	(401)	–	1 968	900	(8 466)

		2 909

Current investments	1 226	89	(3)	229	(50)	1 491
Cash on deposit	650	(48)	–	–	(52)	550

		41

Net funds/(debt)	(16 966)	2 104	(23)	690	1 640	(12 555)

Other non-cash changes include profits and losses on disposal and adjustments to realisable value of current investments; exchange gains and losses on inter-company borrowings and related derivatives; and the reclassification of long-term borrowings falling due within one year at the balance sheet date.

Balances at 1 January 2003 have been restated following a change in accounting policy for the presentation of securities received as collateral in connection with derivative financial instruments. See note 14 on page 94.

29	Equity-based compensation plans

As at 31 December 2003, the Group had a number of equity-based compensation plans:

(i)	All-Employee Option Plans
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
This plan was introduced in 2001 and, depending on the TSR ranking (see page 20) of Unilever in comparison with its peer group, it will potentially award top executives on the vesting date three years later with between 0% and 200% of the original conditional award.

(v)	The Restricted Share Plan
Restricted shares are awarded to a select number of executives for special performance. After the agreed number of years the awards will vest provided the executives are still employed by Unilever at that time.

(vi)	The North American Performance Share Plan
A long-term incentive plan for North American managers, awarding Unilever shares if company and personal performance targets are met over a three-year period.

Unilever will not grant share options in total in respect of Executive Option Plans for more than 5% of its issued ordinary capital, and for all Plans together, for more than 10% of its issued ordinary capital. The Board does not apportion these limits to each plan separately.

In recent years we have met the obligations under our share option and award plans by purchasing shares in advance and transferring them, in return for the exercise price, to Directors and employees as the options are exercised.

116	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

29	Equity-based compensation plans continued

From 1 January 2003, for US GAAP purposes, Unilever has adopted SFAS 123. The economic fair value of the awards is calculated using an option pricing model (usually an adjusted Black-Scholes or multinomial model) and the resulting cost is recognised as remuneration cost amortised over the vesting period of the grant. Variable plans, being those with performance criteria other than a service period, are also accounted for in accordance with SFAS 123. The actual remuneration cost charged in each period is shown below. Amounts for prior years have been restated to reflect compensation costs for all the employee awards granted or modified in fiscal years beginning after 1994.

	€ million	€ million	€ million
	2003	2002	2001

		Restated	Restated
All-Employee Option Plans	19	22	25
Executive Option Plans	101	88	56
Share Matching Plans	18	12	2
TSR Long-Term Incentive Plan	8	4	2
Restricted Share Plan	3	6	6
North American Performance Share Plan	59	53	15

	208	185	106

The change in accounting policy has reduced operating profit in 2003 by €116 million (2002: €99 million; 2001: €60 million). Basic earnings per NV ordinary €0.51 share is reduced by €0.12 (2002: €0.10; 2001: €0.06). Basic earnings per PLC ordinary 1.4p share is reduced by €0.02 (2002: €0.02; 2001: €0.01).

The disclosures required by SFAS 123, including a description of the method and significant assumptions used to estimate the fair values of options and the weighted average information, are given below for each type of plan, on a combined basis.

(i)	All-Employee Option Plans
Unilever has All-Employee Plans in 16 countries, which can be grouped together as follows:
(a)	Plans which follow a standard framework: Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Portugal, Spain, Sweden and Switzerland.
(b)	Other plans: North America, South Africa and United Kingdom.

Group (a):
The standard framework for these countries means, in principle, an annual grant of options over NV shares (Ireland: NV or PLC shares), at the same grant date, exercise price (the market price on the grant date) and grant size (including part-time employees pro rata) and with the same eligibility criteria (all permanent employees in a country). There are no vesting conditions other than being continuously employed by a Group company until the vesting date.

Group (b):
The UK and South Africa plans annually offer options over PLC shares, combined with a compulsory (UK) or optional (South Africa) savings plan. The exercise price is the market price at date of grant. In 2003, Unilever UK introduced ‘ShareBuy’, an All-Employee Share Incentive Plan. It is currently only being used as a tax efficient savings plan for employees, for which Unilever neither gives nor receives value. Accordingly, no figures for this plan are included in this note.

The North American plan is a share purchase offering, with a compulsory savings plan, under which up to 10% of the salary of eligible employees is withheld. At the end of the period employees can use the savings to buy NV New York shares at a discount. The maximum number of shares made available under the plan is 8.9 million. Until 2001 the plan had an offering period of two years, thereafter one year.

The table below summarises the main country-specific differences between the plans applicable in 2003:

	Maximum term	Vesting period
Country (year of introduction)	Years	Years	Exercise period	Remarks

Austria (2001)	5	3	24 months
Belgium (2001)	5	3.5	18 months
Denmark (2001)	5	3	24 months
Finland (2001)	5	3	24 months	On 3rd, 4th or 5th anniversary
France (2000)	5	4	12 months
Germany (2000)	5	3	24 months
Ireland (2002)	5	3	24 months
Italy (2001)	5	3	24 months
Netherlands (1995)	5	0	5 years	Keep shares during the first 3 years after grant
Portugal (2001)	3.5	3	6 months
Spain (2001)	5	3	24 months
Sweden (2001)	5	5	1 day	Partly convertible bonds
Switzerland (2001)	5	3	24 months
UK (1985)	5.5	5	6 months	ShareSave plan
South Africa (2001)	3.5	3	6 months	Optional sharesave plan
North America (1995)	1	1	1 day	Purchase plan

Unilever Annual Report & Accounts and Form 20-F 2003	117

Back to Contents

Notes to the consolidated accounts
Unilever Group

29	Equity-based compensation plans continued

A summary of the status of the All-Employee Plans as at 31 December 2003, 2002 and 2001 and changes during the years ended on these dates is presented below:

	Number of options	2003 Weighted average exercise price	Number of options	2002 Weighted average exercise price	Number of options	2001 Weighted average exercise price

NV shares of €0.51
Outstanding at 1 January	4 026 430	€63.38	3 109 260	€60.56	1 634 437	€54.41
Granted	1 356 143	€51.01	1 589 107	€67.90	1 853 007	€64.65
Exercised	(21 254)	€54.48	(322 625)	€58.72	(225 614)	€51.85
Forfeited	(748 773)	€61.61	(349 312)	€63.24	(152 570)	€57.10
Expired(a)	(131 873)	€57.63	–	–	–	–

Outstanding at 31 December	4 480 673	€60.24	4 026 430	€63.38	3 109 260	€60.56

Exercisable at 31 December	683 702	€57.24	231 979	€67.90	42 412	€42.99

PLC shares of 1.4p
Outstanding at 1 January	18 005 592	£5.17	22 002 314	£4.61	26 512 577	£4.14
Granted	2 667 950	£5.72	4 122 000	£6.06	4 411 833	£5.29
Exercised	(570 578)	£4.57	(5 771 480)	£3.78	(5 756 768)	£2.94
Forfeited	(2 809 935)	£5.30	(2 347 242)	£4.90	(3 165 328)	£4.62
Expired(a)	(221 974)	£3.68	–	–	–	–

Outstanding at 31 December	17 071 055	£5.28	18 005 592	£5.17	22 002 314	£4.61

Exercisable at 31 December	1 978 465	£5.88	430 696	£3.71	250 760	£2.78

NV New York shares of €0.51
Outstanding at 1 January	149 431	$54.11	–	–	470 680	$52.43
Granted	162 745	$55.25	149 431	$54.11	–	–
Exercised	(145 867)	$54.05	–	–	(255 208)	$52.43
Forfeited	(19 549)	$54.11	–	–	(215 472)	$52.43
Expired(a)	–	–	–	–	–	–

Outstanding at 31 December	146 760	$55.44	149 431	$54.11	–	–

Exercisable at 31 December	–	–	–	–	–	–

(a) Prior to 2003 the number of expired options was immaterial.
				2003	2002	2001

NV option value information(b)
Fair value per option(c)				€8.86	€14.66	€15.13
Valuation assumptions
Expected option term				3.6 years	3.8 years	3.5 years
Expected volatility				27.5%	26.8%	29.3%
Expected dividend yield				3.4%	2.4%	2.2%
Risk-free interest rate				2.5%	4.5%	4.5%

PLC option value information(b)
Fair value per option(c)				£1.13	£1.57	£1.31
Valuation assumptions
Expected option term				4.4 years	4.7 years	4.7 years
Expected volatility				27.5%	28.5%	28.1%
Expected dividend yield				3.0%	2.5%	2.8%
Risk-free interest rate				3.7%	5.2%	5.4%

NV New York shares option value information(b)
Fair value per option(c)				$9.14	$8.57	–
Valuation assumptions
Expected option term				1 year	1 year	–
Expected volatility				27.5%	25.2%	–
Expected dividend yield				3.3%	2.5%	–
Risk-free interest rate				1.8%	1.2%	–

(b) Weighted average of options granted during each period.
(c) Estimated using Black-Scholes option pricing method.

118	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

29	Equity-based compensation plans continued

The exercise prices and remaining life of the All-Employee Option Plans as at 31 December 2003 are as follows:

			Options outstanding		Options exercisable

	Range of exercise prices	Number outstanding at 31 December 2003	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at 31 December 2003	Weighted average exercise price

NV shares of €0.51	€51.00–€57.63	1 848 480	3 years	€51.66	461 541	€52.11
	€63.65–€70.00	2 632 193	3 years	€66.27	222 161	€67.90

PLC shares of 1.4p	£3.71–£4.25	4 587 832	2 years	£4.24	50 104	£3.71
	£5.14–£6.20	12 483 223	3 years	£5.65	1 928 361	£5.94

NV New York shares of €0.51	$55.44	146 760	1 year	$55.44	–	–

(ii)   Executive Option Plans
The Executive Option Plans are made up of the following plans, under which options are granted to key employees of the Group on a discretionary basis:

The NV Executive Option Plan
The NV Executive Option Plan provides for the granting of options to purchase shares of Unilever N.V. and, from 1997 onwards, also shares of Unilever PLC, at a price not lower than the market price on the day the options were granted. Options granted until March 2001 become exercisable immediately from the date of grant but the shares cannot be sold within three years; options granted from November 2001 become exercisable after three years. The options have a maximum term of five years for the grants made up to 1998 and of ten years for subsequent grants.

The PLC Executive Option Plan
The PLC Executive Option Plan provides for the granting of options to purchase shares of Unilever PLC and from 1997 onwards, also shares of Unilever N.V., at a price not lower than the market price on the day the options were granted. These options become exercisable after a three-year period from the date of grant and have a maximum term of ten years.

The NA Executive Option Plan
The NA Executive Option Plan is covered by the North American 2002 Omnibus Equity Compensation Plan and provides for the granting of options to purchase a maximum of 40.5 million shares in Unilever N.V. of the New York Registry, and 262.0 million shares of Unilever PLC, at a price not lower than the market value on the day the options are granted. These options become exercisable over a three-year period from the date of grant and have a maximum term of ten years.

Managers working in India can participate in an Executive Option Plan relating to Hindustan Lever Limited’s shares. As these are neither NV nor PLC shares, no figures for this plan are disclosed in this note, but the fair value costs (2003: €3 million; 2002: €2 million; 2001: € nil) are included in the costs of Executive Option Plans on page 117.

A summary of the status of the Executive Option Plans as at 31 December 2003, 2002 and 2001 and changes during the years ended on these dates is presented below:

	Number of options	2003 Weighted average exercise price	Number of options	2002 Weighted average exercise price	Number of options	2001 Weighted average exercise price

NV shares of €0.51
Outstanding at 1 January	11 139 397	€61.71	8 198 049	€58.95	4 835 834	€57.68
Granted	3 508 997	€55.03	3 658 548	€66.84	4 017 741	€58.26
Exercised	(35 315)	€48.64	(373 219)	€51.37	(372 052)	€33.83
Forfeited	(646 555)	€61.27	(343 981)	€62.73	(283 474)	€60.40
Expired(a)	(433 046)	€69.18	–	–	–	–

Outstanding at 31 December	13 533 478	€59.80	11 139 397	€61.71	8 198 049	€58.95

Exercisable at 31 December	4 546 269	€58.26	4 795 216	€59.84	4 788 521	€58.75

PLC shares of 1.4p
Outstanding at 1 January	75 140 770	£5.28	57 255 712	£4.96	34 455 159	£4.89
Granted	22 848 640	£5.85	23 811 993	£5.83	26 126 694	£4.97
Exercised	(1 570 256)	£4.05	(3 931 699)	£3.96	(1 649 129)	£3.42
Forfeited	(3 749 776)	£5.53	(1 995 236)	£5.48	(1 677 012)	£5.11
Expired(a)	(2 908 993)	£6.61	–	–	–	–

Outstanding at 31 December	89 760 385	£5.39	75 140 770	£5.28	57 255 712	£4.96

Exercisable at 31 December	30 704 526	£4.87	33 370 192	£5.07	34 846 599	£4.90

Unilever Annual Report & Accounts and Form 20-F 2003	119

Back to Contents

Notes to the consolidated accounts
Unilever Group

29	Equity-based compensation plans continued
	Number of options	2003 Weighted average exercise price	Number of options	2002 Weighted average exercise price	Number of options	2001 Weighted average exercise price

NV New York shares of €0.51
Outstanding at 1 January	3 221 014	$52.54	2 736 921	$49.23	2 030 941	$47.29
Granted	706 632	$58.48	755 295	$59.44	840 937	$52.22
Exercised	(278 763)	$36.15	(242 276)	$36.00	(119 965)	$36.02
Forfeited	(47 619)	$63.61	(28 926)	$57.52	(14 992)	$59.43
Expired(a)	–	–	–	–	–	–

Outstanding at 31 December	3 601 264	$54.83	3 221 014	$52.54	2 736 921	$49.23

Exercisable at 31 December	2 275 533	$53.22	1 888 079	$50.10	1 632 955	$46.29

PLC shares of 1.4p in the form of ADRs(d)
Outstanding at 1 January	16 997 152	$8.06	12 744 844	$7.89	7 491 864	$8.33
Granted	4 671 336	$9.13	4 994 640	$8.42	5 566 904	$7.25
Exercised	(600 348)	$7.04	(598 300)	$7.14	(208 116)	$6.86
Forfeited	(289 304)	$8.92	(144 032)	$8.40	(105 808)	$8.08
Expired(a)	–	–	–	–	–	–

Outstanding at 31 December	20 778 836	$8.32	16 997 152	$8.06	12 744 844	$7.88

Exercisable at 31 December	12 040 552	$8.15	8 175 172	$8.29	5 415 724	$8.57

(a) Prior to 2003 the number of expired options was immaterial.
(d) 1 ADR is equivalent to 4 PLC shares.
				2003	2002	2001

NV option value information(b)
Fair value per option(c)
NV Executive Option Plan				€12.43	€18.74	€16.57
PLC Executive Option Plan				£8.41	£11.59	£8.94
NA Executive Option Plan				$12.42	$16.32	$13.96
Valuation assumptions
Expected option term				6.0 years	6.0 years	6.3 years
Expected volatility				27.5%	27.6%	28.5%
Expected dividend yield				3.2%	2.4%	2.5%
Risk-free interest rate				3.5%	5.0%	4.1%

PLC option value information(b)
Fair value per option(c)
NV Executive Option Plan				€2.14	€2.62	€2.01
PLC Executive Option Plan				£1.45	£1.62	£1.24
NA Executive Option Plan				$2.05	$2.23	$1.86
Valuation assumptions
Expected option term				6.0 years	6.0 years	6.8 years
Expected volatility				27.5%	27.1%	26.0%
Expected dividend yield				2.8%	2.6%	2.9%
Risk-free interest rate				4.0%	5.3%	4.6%

(b) Weighted average of options granted during each period.
(c) Estimated using Black-Scholes option pricing method.

120	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

29 Equity-based compensation plans continued

The exercise prices and remaining life of the Executive Option Plans as at 31 December 2003 are as follows:

			Options outstanding		Options exercisable

			Weighted
		Number	average		Number
		outstanding	remaining	Weighted	exercisable	Weighted
	Range of	at 31 Dec	contractual	average	at 31 Dec	average
	exercise prices	2003	life	exercise price	2003	exercise price

NV shares of €0.51	€42.79–€60.85	8 481 110	8 years	€56.02	2 879 303	€54.60
	€63.50–€73.97	5 052 368	7 years	€66.14	1 666 966	€64.57

PLC shares of 1.4p	£2.83–£4.07	2 824 299	3 years	£3.46	2 824 299	£3.46
	£4.29–£5.55	40 694 973	7 years	£4.97	26 185 257	£4.91
	£5.77–£6.79	46 241 113	9 years	£5.88	1 694 970	£6.68

NV New York shares of €0.51	$25.67–$33.89	454 549	2 years	$31.55	454 549	$31.55
	$41.16–$56.13	1 219 878	6 years	$51.46	988 748	$51.30
	$58.35–$76.69	1 926 837	8 years	$62.46	832 236	$67.35

PLC shares of 1.4p in the form of ADRs(d)	$5.56–$7.73	7 988 692	7 years	$7.09	6 460 564	$7.05
	$8.35–$10.85	12 790 144	8 years	$9.09	5 579 988	$9.43

(d) 1 ADR is equivalent to 4 PLC shares.

(iii) The Share Matching Plans
Under these plans managers can invest up to 25% of their gross bonus in Unilever shares. The company matches this with the same number of shares on condition that all shares are held for the agreed period (five years for awards made until 2001, three years from 2002 onwards), and that the manager has not resigned from Unilever at the end of this period. The North American managers participate in the North American Share Bonus Plan, the others in the Variable Pay in Shares Plan. The numbers below include the numbers for the Directors shown in the Remuneration report on page 62.

A summary of the status of the Share Matching Plans as at 31 December 2003, 2002 and 2001 and changes during the years ended on these dates is presented below:

		2003		2002		2001
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	shares	price	shares	price	shares	price

NV shares of €0.51
Outstanding at 1 January	225 404	€0.00	77 613	€0.00	26 302	€0.00
Awarded	153 483	€0.00	148 990	€0.00	51 526	€0.00
Exercised	(2 664)	€0.00	(143)	€0.00	–	–
Forfeited	(2 377)	€0.00	(1 056)	€0.00	(215)	€0.00

Outstanding at 31 December	373 846	€0.00	225 404	€0.00	77 613	€0.00

Exercisable at 31 December	–	–	–	–	–	–

PLC shares of 1.4p
Outstanding at 1 January	1 627 386	£0.00	570 703	£0.00	198 676	£0.00
Awarded	1 002 635	£0.00	1 065 406	£0.00	373 646	£0.00
Exercised	(18 910)	£0.00	(1 053)	£0.00	–	–
Forfeited	(16 924)	£0.00	(7 670)	£0.00	(1 619)	£0.00

Outstanding at 31 December	2 594 187	£0.00	1 627 386	£0.00	570 703	£0.00

Exercisable at 31 December	–	–	–	–	–	–

Unilever Annual Report & Accounts and Form 20-F 2003	121

Back to Contents

Notes to the consolidated accounts
Unilever Group

29 Equity-based compensation plans continued

		2003		2002		2001
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	shares	price	shares	price	shares	price

NV New York shares of €0.51
Outstanding at 1 January	116 485	$0.00	29 255	$0.00	5 034	$0.00
Awarded	52 889	$0.00	87 743	$0.00	24 221	$0.00
Exercised	–	–	–	–	–	–
Forfeited	(2 218)	$0.00	(513)	$0.00	–	–

Outstanding at 31 December	167 156	$0.00	116 485	$0.00	29 255	$0.00

Exercisable at 31 December	–	–	–	–	–	–

PLC shares of 1.4p in the form of ADRs(d)
Outstanding at 1 January	810 248	$0.00	214 752	$0.00	37 264	$0.00
Awarded	338 560	$0.00	599 064	$0.00	177 488	$0.00
Exercised	–	–	–	–	–	–
Forfeited	(15 080)	$0.00	(3 568)	$0.00	–	–

Outstanding at 31 December	1 133 728	$0.00	810 248	$0.00	214 752	$0.00

Exercisable at 31 December	–	–	–	–	–	–

(d) 1 ADR is equivalent to 4 PLC shares.
				2003	2002	2001

NV share award value information(b)
Fair value per share award
NV/PLC Plan				€55.45	€69.14	€61.73
North American Plan				$56.63	$58.68	$56.54

PLC share award value information(b)
Fair value per share award
NV/PLC Plan				£5.87	£6.17	£5.22
North American Plan				$8.83	$8.58	$7.70

(b) Weighted average of share awards granted during each period.

(iv) The TSR Long-Term Incentive Plan
Under this plan, introduced in 2001, grants are made to Board members and some senior executives. The level of share award which will vest three years later will vary in accordance with the Total Shareholder Return in comparison with a peer group (see description on page 20). If the ranking is below the median, the share award will lapse; the higher the ranking above the median, the higher the share award.

A summary of the status of the TSR Long-Term Incentive Plan as at 31 December 2003, 2002 and 2001 and changes during the year ended on these dates is presented below:

		2003		2002		2001
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	shares	price	shares	price	shares	price

NV shares of €0.51
Outstanding at 1 January	188 514	€0.00	71 564	€0.00	–	–
Awarded	138 831	€0.00	118 445	€0.00	71 564	€0.00
Exercised	–	–	–	–	–	–
Forfeited	–	–	(1 495)	€0.00	–	–

Outstanding at 31 December	327 345	€0.00	188 514	€0.00	71 564	€0.00

Exercisable at 31 December	–	–	–	–	–	–

PLC shares of 1.4p
Outstanding at 1 January	1 360 874	£0.00	533 481	£0.00	–	–
Awarded	888 510	£0.00	837 973	£0.00	533 481	£0.00
Exercised	–	–	–	–	–	–
Forfeited	–	–	(10 580)	£0.00	–	–

Outstanding at 31 December	2 249 384	£0.00	1 360 874	£0.00	533 481	£0.00

Exercisable at 31 December	–	–	–	–	–	–

122	Unilever Annual Report & Accounts and Form 20-F 2003

<<<

Back to Contents

Notes to the consolidated accounts
Unilever Group

29 Equity-based compensation plans continued

	2003	2002	2001

NV share award value information
Fair value per share award(e)	€43.57	€26.94	€57.33

PLC share award value information
Fair value per share award(e)	£4.63	£2.41	£5.11

(e) Estimated using option pricing models taking account of peer group TSR volatilities and correlations.

(v) The Restricted Share Plan
In specific one-off cases a number of executives are awarded the right to receive NV and PLC shares at a specified date in the future, on the condition that they are still employed by Unilever at that time. No Directors participate in this plan.

A summary of the status of the Restricted Share Plan as at 31 December 2003, 2002 and 2001 and changes during the years ended on these dates is presented below:

		2003		2002		2001
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	shares	price	shares	price	shares	price

NV shares of €0.51
Outstanding at 1 January	250 607	€0.00	381 328	€0.00	165 046	€0.00
Awarded	48 269	€0.00	37 380	€0.00	256 662	€0.00
Exercised	(258 378)	€0.00	(160 405)	€0.00	(40 380)	€0.00
Forfeited	–	–	(7 696)	€0.00	–	–

Outstanding at 31 December	40 498	€0.00	250 607	€0.00	381 328	€0.00

PLC shares of 1.4p
Outstanding at 1 January	1 854 816	£0.00	2 815 138	£0.00	1 220 226	£0.00
Awarded	275 848	£0.00	275 502	£0.00	1 894 148	£0.00
Exercised	(1 914 282)	£0.00	(1 178 708)	£0.00	(299 236)	£0.00
Forfeited	–	–	(57 116)	£0.00	–	–

Outstanding at 31 December	216 382	£0.00	1 854 816	£0.00	2 815 138	£0.00

				2003	2002	2001

NV share award value information(b)
Fair value per share award				€52.48	€64.21	€67.40

PLC share award value information(b)
Fair value per share award				£5.32	£5.65	£5.73

(b) Weighted average of share awards granted during each period.

(vi) The North American Performance Share Plan
This long-term incentive plan for North American managers awards Unilever shares if company and personal performance targets are met over a three-year period. It was introduced in 2001 to replace a former long-term incentive plan which had cash awards rather than shares.

A summary of the status of the North American Performance Share Plan as at 31 December 2003, 2002 and 2001 and changes during the years ended on these dates is presented below:

		2003		2002		2001
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	shares	price	shares	price	shares	price

NV New York shares of €0.51
Outstanding at 1 January	1 223 292	$0.00	625 451	$0.00	–	–
Awarded	563 982	$0.00	639 396	$0.00	625 451	$0.00
Exercised	–	–	–	–	–	–
Forfeited	(15 931)	$0.00	(41 555)	$0.00	–	–

Outstanding at 31 December	1 771 343	$0.00	1 223 292	$0.00	625 451	$0.00

Exercisable at 31 December	–	–	–	–	–	–

Unilever Annual Report & Accounts and Form 20-F 2003	123

Back to Contents

Notes to the consolidated accounts
Unilever Group

29	Equity-based compensation plans continued
	Number of shares	2003 Weighted average price	Number of shares	2002 Weighted average price	Number of shares	2001 Weighted average price

PLC shares of 1.4p in the form of ADRs(d)
Outstanding at 1 January	9 130 532	$0.00	4 665 064	$0.00	–	–
Awarded	4 191 296	$0.00	4 769 348	$0.00	4 665 064	$0.00
Exercised	–	–	–	–	–	–
Forfeited	(118 912)	$0.00	(303 880)	$0.00	–	–

Outstanding at 31 December	13 202 916	$0.00	9 130 532	$0.00	4 665 064	$0.00

Exercisable at 31 December	–	–	–	–	–	–

(d) 1 ADR is equivalent to 4 PLC shares.

				2003	2002	2001

NV share award value information(b)
Fair value per share award				$58.35	$59.00	$59.65

PLC share award value information(b)
Fair value per share award				$9.14	$8.35	$8.59

(b) Weighted average of share awards granted during each period.

Additional information
At 31 December 2003, there were options outstanding to purchase 19 625 369 (2002: 16 693 951) €0.51 ordinary NV shares, and 96 512 423 (2002: 79 141 530) 1.4p ordinary PLC shares in respect of equity-based compensation plans of NV and its subsidiaries and the North American plans, and 4 816 994 (2002: 3 846 623) €0.51 ordinary NV shares and 50 494 450 (2002: 45 785 840) 1.4p ordinary PLC shares in respect of equity-based compensation plans of PLC and its subsidiaries.

To satisfy the options granted, certain NV group companies hold 22 163 785 (2002: 17 711 169) certificates or depositary receipts of ordinary shares of NV and 84 450 131 (2002: 69 162 782) of PLC and a forward equity contract to buy 10 000 000 PLC shares in 2006, and trusts in Jersey and the United Kingdom hold 47 085 636 (2002: 43 176 360) PLC shares. The book value of the shares held by the trusts, together with their borrowings, is taken up in the entity accounts of PLC, as required by United Kingdom Urgent Issues Task Force Abstract 38 (UITF 38). The trustees of these trusts have agreed, until further notice, to waive dividends on these shares, save for the nominal sum of 0.01p per 1.4p ordinary share. Shares acquired during 2003 represent 0.8% of the Group’s called up capital. The balance at year end is 4.2% (2002: 3.4%).

The book value of €2 294 million (2002: €2 003 million) of all shares held in respect of equity-based compensation plans for both NV and PLC is eliminated on consolidation by deduction from other reserves (see note 23 on page 111). Their market value at 31 December 2003 was €2 117 million (2002: €2 058 million).

At 31 December 2003 the exercise price of 17 072 651 (2002: 11 163 031) NV options and of 79 751 021 (2002: 13 156 190) PLC options was above the market price of the shares.

Shares held to satisfy options are accounted for in accordance with Netherlands law and United Kingdom UITF 37 and UITF 38. All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves. In 2003 this includes €8 million (2002: €8 million) for shares held to meet options expiring in the short term which are priced above market value. The basis of the charge to operating profit for the economic value of options granted is discussed on page 117.

Obligations over the following number of shares were granted, exercised, forfeited or expired between 31 December 2003 and 28 February 2004. In this period we have also, in line with prior years practice, purchased 437 371 NV New York shares and 2 795 732 PLC shares in the form of ADRs to satisfy awards under the North American PSP.

			Granted		Exercised, forfeited or expired

	Shares of 1.4p	(i)	Shares of €0.51	(ii)	Shares of 1.4p	(i)	Shares of €0.51	(ii)

All-Employee Option Plans	–		–		428 338		37 193
Executive Option Plans	–		–		2 026 858		533 842
Share Matching Plans	–		–		3 149		450
TSR Long-Term Incentive Plan	–		–		–		–
Restricted Share Plan	–		–		–		–
North American Performance Share Plan	–		–		–		–

(i)	When under a North American Plan, in the form of PLC ADRs.
(ii)	When under a North American Plan, in the form of NV New York shares.

124	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the consolidated accounts
Unilever Group

30	Summarised accounts of the NV and PLC parts of the Group

The following summarised accounts present the profit and loss account and balance sheet of the Unilever Group, analysed between the NV and PLC parts of the Group according to respective ownership. Amounts for 2002 and 2001 have been restated following changes in our accounting policies for pensions and other post-employment benefits, for share-based payments and for the presentation of securities held as collateral. See note 17 on page 99, note 29 on page 116 and note 14 on page 94.

Profit and loss account for the year ended 31 December	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC
	2003	2002	2001	2003	2002	2001

		Restated	Restated		Restated	Restated
Group turnover	28 964	31 828	35 584	13 729	16 442	15 930

Group operating profit	3 559	3 507	2 860	1 924	1 500	2 086
Total income from fixed investments	68	73	43	–	38	53
Interest	(530)	(812)	(1 228)	(317)	(361)	(418)
Other finance income/(cost) – pensions and similar obligations	(110)	(10)	30	(56)	118	12

Profit on ordinary activities before taxation	2 987	2 758	1 705	1 551	1 295	1 733
Taxation	(947)	(1 028)	(897)	(580)	(577)	(622)

Profit on ordinary activities after taxation	2 040	1 730	808	971	718	1 111
Minority interests	(64)	(51)	(44)	(185)	(261)	(195)

Net profit	1 976	1 679	764	786	457	916

Balance sheet as at 31 December	€ million	€ million		€ million	€ million
	NV	NV		PLC	PLC
	2003	2002		2003	2002

		Restated			Restated
Fixed assets
Goodwill and intangible assets	13 793	15 593		3 920	4 681
Tangible fixed assets	4 375	4 749		2 280	2 687
Fixed investments	–	394		199	285

Total fixed assets	18 168	20 736		6 399	7 653

Current assets
Stocks	2 679	2 870		1 496	1 630
Debtors	4 458	4 824		1 423	1 747
Debtors due within one year	3 808	4 323		1 274	1 552
Debtors due after more than one year	650	501		149	195

Cash and current investments	2 497	1 885		848	1 019

Total current assets	9 634	9 579		3 767	4 396

Creditors due within one year	(13 411)	(14 242)		(3 663)	(5 713)
Borrowings	(6 835)	(6 719)		(599)	(2 218)
Trade and other creditors	(6 576)	(7 523)		(3 064)	(3 495)

Net current assets/(liabilities)	(3 777)	(4 663)		104	(1 317)

Total assets less current liabilities	14 391	16 073		6 503	6 336

Creditors due after more than one year	7 558	10 013		1 572	1 561

Borrowings	7 024	9 536		1 442	1 397
Trade and other creditors	534	477		130	164

Provisions for liabilities and charges
(excluding pensions and similar obligations)	1 252	1 070		393	508

Net liabilities for pensions and similar obligations	2 011	2 130		1 748	1 806
Net pension asset for funded schemes in surplus	(381)	(297)		(109)	(84)
Net pension liability in respect of funded schemes in deficit
and unfunded schemes	2 392	2 427		1 857	1 890

Intra-group – NV/PLC	(3 350)	(3 106)		3 350	3 106
Minority interests	51	28		389	591
Capital and reserves(a)	6 869	5 938		(949)	(1 236)

Total capital employed	14 391	16 073		6 503	6 336

(a)	Capital and reserves of PLC decreased during 2002 due to the elimination of goodwill arising on intercompany transfers as explained in note 22 on page 111.

Unilever Annual Report & Accounts and Form 20-F 2003	125

Back to Contents

Five-year record
Unilever Group

The following are definitions of measures used within the five-year record and elsewhere within this report:

Return on invested capital	Profit after tax but excluding net interest on net borrowings (excluding joint ventures and associates interest) and amortisation of goodwill and intangible assets (excluding joint ventures and associates amortisation) both net of tax, divided by average invested capital for the year. Invested capital is the sum of tangible fixed assets and fixed investments, working capital (stocks, debtors and trade and other creditors due within one year), goodwill and intangible assets at gross book value and cumulative goodwill written off directly to reserves under an earlier accounting policy.

Ungeared free cash flow	Ungeared free cash flow is cash flow from group operating activities, less capital expenditure and financial investment and less a tax charge adjusted to reflect an ungeared position, all expressed at current exchange rates.

Net profit margin	Net profit expressed as a percentage of group turnover.

Net interest cover	Profit on ordinary activities excluding associates before net interest on net borrowings and taxation divided by net interest on net borrowings excluding associates.

Net interest cover based on EBITDA	Earnings on ordinary activities excluding associates and non-cash share option costs before net interest on net borrowings, taxation, depreciation and amortisation divided by net interest on net borrowings excluding associates.

Net operating assets	The total of:
• goodwill and intangible assets of subsidiaries, joint ventures and associates purchased after 1 January 1998
• tangible fixed assets
• stocks
• debtors (excluding deferred taxation)
less:
• trade and other creditors (excluding taxation and dividend creditors)
• provisions for liabilities and charges (excluding deferred taxation, pensions balances and deferred purchase consideration).

Ratio of earnings to fixed charges	Earnings consist of net profit excluding joint ventures and associates increased by fixed charges and income taxes. Fixed charges consist of interest payable on debt and a portion of lease costs determined to be representative of interest. This ratio takes no account of interest receivable although Unilever’s treasury operations involve both borrowing and depositing funds.

Funds from operations after interest and tax over lease-adjusted net debt	Cash from operating activities including dividends from joint ventures after net interest paid and tax paid, expressed as a percentage of the lease-adjusted net debt. Lease-adjusted net debt is calculated by adding to the net debt five times the lease costs.

Weighted average cost of capital	The real (ie. excluding inflation) cost of equity multiplied by the market capitalisation, plus the real after taxation interest cost of debt multiplied by the market value of the net debt, divided by the sum of the market values of debt and equity.

Following the introduction of new rules regarding the use of non-GAAP measures, adjusted net gearing is no longer presented as a measure in the five-year record.

126	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Five-year record
Unilever Group

The financial data below shows key figures which are derived from the audited consolidated accounts of the Unilever Group for the last five years and is qualified by reference to those accounts and notes. Please refer also to the notes on page 128.

From 1 January 2000, Unilever adopted the euro as its principal reporting currency. The effect of exchange fluctuations over time means that the trends shown may differ significantly from those previously shown in sterling and from those which would arise if these euro amounts had been translated from the historical sterling accounts.

Following the changes in accounting policies for share-based payments and for the presentation of securities received as collateral, the consolidated profit and loss accounts, balance sheets and cash flow statements in respect of prior years have been restated. The adoption of UK Financial Reporting Standard 17 on pensions accounting has been reflected by restating the consolidated profit and loss accounts for the years ended and the balance sheets as at 31 December 2002 and 31 December 2001. As allowed by the transitional provisions of FRS 17, the financial statements in respect of earlier years have not been restated for this change in accounting policy.

Consolidated profit and loss account(a)	€ million	€ million	€ million	€ million	€ million
	2003	2002	2001	2000	1999

		Restated	Restated	Restated	Restated

Group turnover	42 693	48 270	51 514	47 582	40 977

Group operating profit	5 483	5 007	4 946	3 130	4 260
After charging:
Exceptional items	(97)	(707)	(579)	(2 113)	(269)
Amortisation of goodwill and intangible assets	(1 139)	(1 245)	(1 387)	(435)	(23)
Income from fixed investments	68	111	96	53	52
Interest(b)	(1 013)	(1 065)	(1 604)	(632)	(14)

Profit on ordinary activities before taxation	4 538	4 053	3 438	2 551	4 298

Profit on ordinary activities after taxation	3 011	2 448	1 919	1 269	2 940

Net profit	2 762	2 136	1 680	1 054	2 739

Preference dividends	(27)	(42)	(51)	(44)	(20)
Dividends on ordinary capital	(1 682)	(1 659)	(1 530)	(1 414)	(1 245)

Result for the year retained	1 053	435	99	(404)	1 474

Combined earnings per share(c)
Euros per €0.51 of ordinary capital	2.82	2.14	1.66	1.02	2.60
Euro cents per 1.4p of ordinary capital	42.33	32.16	24.86	15.32	39.02

Ordinary dividends
NV – euros per €0.51 of ordinary capital(d)	1.74	1.70	1.56	1.43	1.27
PLC – pence per 1.4p of ordinary capital	18.08	16.04	14.54	13.07	12.50

Consolidated balance sheet(a)	€ million	€ million	€ million	€ million	€ million
	2003	2002	2001	2000	1999

		Restated	Restated	Restated

Goodwill and intangible assets	17 713	20 274	24 964	26 390	643
Other fixed assets and investments	6 854	8 115	10 124	10 996	8 963
Stocks	4 175	4 500	5 343	5 421	5 124
Debtors	5 881	6 571	8 024	9 726	7 405
Acquired businesses held for resale	–	–	–	1 666	–
Total cash and current investments(e)	3 345	2 904	2 214	3 260	5 473

Total assets	37 968	42 364	50 669	57 459	27 608

Creditors due within one year(e)	(17 074)	(19 955)	(23 125)	(28 351)	(12 134)

Total assets less current liabilities	20 894	22 409	27 544	29 108	15 474

Creditors due after one year	9 130	11 574	15 026	14 085	2 832
Provisions for liabilities and charges	5 404	5 514	3 411	6 431	4 608
Minority interests	440	619	670	618	579
Capital and reserves(f)	5 920	4 702	8 437	7 974	7 455

Total capital employed	20 894	22 409	27 544	29 108	15 474

Unilever Annual Report & Accounts and Form 20-F 2003	127

Back to Contents

Five-year record
Unilever Group

Consolidated cash flow statement(a)	€ million	€ million	€ million	€ million	€ million
	2003	2002	2001	2000	1999

		Restated	Restated	Restated
Cash flow from operating activities	6 780	7 883	7 497	6 738	5 654
Dividends from joint ventures	52	83	82	38	28
Returns on investments and servicing of finance	(1 180)	(1 386)	(1 887)	(798)	(156)
Taxation	(1 423)	(1 817)	(2 205)	(1 734)	(1 443)
Capital expenditure and financial investment	(1 024)	(1 706)	(1 358)	(1 061)	(1 501)
Acquisitions and disposals	622	1 755	3 477	(27 373)	(362)
Dividends paid on ordinary share capital	(1 715)	(1 580)	(1 420)	(1 365)	(1 266)
Special dividend	–	–	–	–	(6 093)

Cash flow before management of liquid resources and financing	2 112	3 232	4 186	(25 555)	(5 139)
Management of liquid resources	(41)	(592)	1 106	2 464	5 675
Financing(e)	(2 917)	(3 078)	(5 172)	22 889	(146)

Increase/(decrease) in cash in the period(e)	(846)	(438)	120	(202)	390

Key ratios	2003	2002	2001	2000	1999

		Restated	Restated	Restated	Restated
Return on invested capital (%)	12.5	9.8	8.7	6.2	16.5
Net profit margin (%)	6.5	4.4	3.3	2.2	6.7
Net interest cover (times)	6.7	4.5	3.1	5.0	308.0
Adjustment for depreciation and amortisation	2.8	2.5	1.8	3.2	85.9
Net interest cover based on EBITDA (times)	9.5	7.0	4.9	8.2	393.9

Ratio of earnings to fixed charges (times)	4.6	3.6	2.6	3.1	8.0
Funds from operations after interest and tax over lease-adjusted net debt (%) (g)(h)	32	26	16	15	244
Adjustment for leases (%)	5	4	2	2	(855)
Funds from operations after interest and tax over net debt (%)	37	30	18	17	(611)

Selected financial data and key ratios on a US GAAP basis(a)(i)(j)	€ million	€ million	€ million	€ million	€ million
	2003	2002	2001	2000	1999

		Restated	Restated	Restated	Restated
Group turnover	41 455	46 933	50 235	46 345	39 912
Net profit	3 807	4 210	1 446	1 215	2 458
Capital and reserves	13 349	11 772	13 553	15 075	15 375
Total assets	44 145	48 146	56 546	63 818	35 067

Combined earnings per share(c)
Euros per €0.51 of ordinary capital	3.90	4.27	1.42	1.18	2.33
Euro cents per 1.4p of ordinary capital	58.52	64.01	21.29	17.76	34.99
Diluted earnings per share
Euros per €0.51 of ordinary capital	3.79	4.14	1.38	1.15	2.27
Euro cents per 1.4p of ordinary capital	56.81	62.11	20.72	17.32	34.12

Return on invested capital	11.4	11.3	8.6	6.7	13.2
Net profit margin (%)	9.2	9.0	2.9	2.6	6.2
Net interest cover (times)	7.4	6.2	2.8	4.7	174.7
Adjustment for depreciation and amortisation	1.3	1.2	1.9	3.1	66.5
Net interest cover based on EBITDA (times)	8.7	7.4	4.7	7.8	241.2

Ratio of earnings to fixed charges (times)	5.2	4.8	2.4	3.0	7.4

(a)	Amounts previously reported in guilders have been restated and are now reported in euros using the fixed conversion rate of €1.00 = Fl. 2.20371 that became effective on 1 January 1999.
(b)	Interest cost in 2000 includes €37 million of exceptional interest.
(c)	For the basis of the calculations of combined earnings per share see note 7 on page 89.
(d)	In 1999 and prior years, NV dividends were declared and paid in guilders. For comparative purposes, guilder values have been converted into euros in this table using the official rate of €1.00 = Fl. 2.20371. Full details of dividends for the years 1999 to 2003 are given on page 161.
(e)	Amounts have been restated following a change in accounting policy for the presentation of securities held as collateral in respect of derivative financial instruments. See note 14 on page 94.
(f)	At 31 December 2000, capital and reserves on a restated basis would have been €11 211 million. Further details of movements in capital and reserves are given in note 20 on page 108.
(g)	Lease-adjusted net debt includes five times operational lease costs to reflect fully the various financing options adopted.
(h)	In the calculation for 2001, taxation is reduced by €430 million relating to tax paid on a disposal in the US.
(i)	During the year ended 31 December 2002, Unilever recognised for US GAAP reporting purposes SFAS 142 which ceased amortisation of goodwill and indefinite-lived intangible assets. Amortisation expense on goodwill and indefinite-lived intangible assets on a US GAAP basis for the years ended 31 December 2001, 2000 and 1999 were €1 748 million, €810 million and €369 million respectively.
(j)	During the year ended 31 December 2002, Unilever changed its method of calculating expected return on plan assets for US GAAP purposes by adopting the actual fair market value at the balance sheet date rather than a market-related value. Had this methodology been applied in previous years, it would have resulted in an increase in net income for the years ended 31 December 2001, 2000 and 1999 of €86 million, €210 million and €57 million respectively.

128	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Five-year record
Unilever Group

By geographical area
	€ million	€ million	€ million	€ million	€ million
	2003	2002	2001	2000	1999

Group turnover
Europe	18 208	19 573	20 119	18 967	18 040
North America	9 774	12 446	13 767	11 631	8 838
Africa, Middle East and Turkey	3 276	3 139	3 191	3 296	3 048
Asia and Pacific	7 063	7 679	7 846	8 038	6 723
Latin America	4 372	5 433	6 591	5 650	4 328

	42 693	48 270	51 514	47 582	40 977

Group operating profit		Restated	Restated	Restated	Restated
Europe	2 563	1 598	2 412	1 642	2 088
North America	1 071	1 541	1 127	48	847
Africa, Middle East and Turkey	419	282	196	321	302
Asia and Pacific	1 072	1 081	873	776	642
Latin America	358	505	338	343	381

	5 483	5 007	4 946	3 130	4 260

Net operating assets		Restated
Europe	11 306	12 301	11 243	12 174	3 215
North America	7 750	9 681	12 091	11 814	1 996
Africa, Middle East and Turkey	1 236	1 213	1 082	1 075	1 034
Asia and Pacific	1 346	1 232	1 525	1 487	1 499
Latin America	3 283	3 760	6 256	7 526	1 520

	24 921	28 187	32 197	34 076	9 264

Capital expenditure
Europe	471	552	631	605	652
North America	210	334	355	310	222
Africa, Middle East and Turkey	96	108	114	116	123
Asia and Pacific	155	170	217	183	148
Latin America	106	134	196	142	159

	1 038	1 298	1 513	1 356	1 304

By operation
	€ million	€ million	€ million	€ million	€ million
	2003	2002	2001	2000	1999

Group turnover
Foods	23 971	26 937	28 155	23 898	20 339
Home & Personal Care	18 368	20 801	22 739	22 825	19 781
Other operations	354	532	620	859	857

	42 693	48 270	51 514	47 582	40 977

Group operating profit		Restated	Restated	Restated	Restated
Foods	2 648	2 083	2 136	1 707	1 770
Home & Personal Care	2 766	2 882	2 761	1 392	2 337
Other operations	69	42	49	31	153

	5 483	5 007	4 946	3 130	4 260

Net operating assets		Restated
Foods	22 469	25 156	28 960	30 341	5 315
Home & Personal Care	2 180	2 625	2 852	3 565	3 792
Other operations	272	406	385	170	157

	24 921	28 187	32 197	34 076	9 264

Capital expenditure
Foods	602	805	810	704	690
Home & Personal Care	416	466	678	619	577
Other operations	20	27	25	33	37

	1 038	1 298	1 513	1 356	1 304

Unilever Annual Report & Accounts and Form 20-F 2003	129

Back to Contents

Five-year record
Unilever Group

Exchange rates

The information in the following table is based on exchange rates between euros and US dollars and euros and sterling. These translation rates were used in preparation of the accounts.

	2003	2002	2001	2000	1999

Year end
€1 = $	1.261	1.049	0.885	0.930	1.005
€1 = £	0.708	0.651	0.611	0.624	0.621

Annual average
€1 = $	1.126	0.940	0.895	0.921	1.065
€1 = £	0.691	0.628	0.622	0.609	0.659

Noon Buying Rates in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were as follows:

		2003	2002	2001	2000	1999

Year end
€1 = $		1.260	1.049	0.890	0.939	1.007

Annual average
€1 = $		1.132	0.945	0.895	0.923	1.065

High
€1 = $		1.260	1.049	0.954	1.034	1.181

Low
€1 = $		1.036	0.859	0.837	0.827	1.001

High and low exchange rate values for each of the last six months:
	September	October	November	December	January	February
	2003	2003	2003	2003	2004	2004

High
€1 = $	1.165	1.183	1.200	1.260	1.285	1.285

Low
€1 = $	1.085	1.160	1.142	1.196	1.239	1.243

On 28 February 2004, the exchange rate between euros and US dollars and euros and sterling were as follows: €1.00 = US $1.244 and €1.00 = £0.670.

130	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

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

	€ million	€ million	€ million
	2003	2002	2001

		Restated	Restated

Net profit as reported in the consolidated profit and loss account	2 762	2 136	1 680
Attributable to: NV	1 976	1 679	764
PLC	786	457	916
US GAAP adjustments:
Currency retranslation written back on disposals	–	(22)	–
Goodwill	864	1 074	(124)
Identifiable intangible assets	304	284	(118)
Restructuring costs	(110)	34	(18)
Capitalised software	72	–	–
Interest	(45)	(77)	(55)
Derivative financial instruments	(8)	201	(119)
Pensions and similar liabilities	(219)	(30)	126
Gain on partial disposal of a group company	–	56	–
Taxation effect of above adjustments including differences in deferred tax accounting	187	32	80

Net increase/(decrease)	1 045	1 552	(228)

Net income under US GAAP before cumulative effect of change in accounting principles for
pensions and derivative financial instruments	3 807	3 688	1 452

Cumulative effect of change in accounting principle net of tax charge of €249 million in 2002 and
tax benefit of €3 million in 2001	–	522	(6)

Net income under US GAAP	3 807	4 210	1 446
Attributable to: NV	2 832	3 151	498
PLC	975	1 059	948

Combined net income per share under US GAAP before cumulative effect of change in accounting principles
Euros per €0.51 of ordinary capital	3.90	3.74	1.43
Euro cents per 1.4p of ordinary capital	58.52	55.99	21.38
Combined diluted net income per share under US GAAP before cumulative effect of change in accounting principles
Euros per €0.51 of ordinary capital	3.79	3.62	1.39
Euro cents per 1.4p of ordinary capital	56.81	54.33	20.81
Cumulative effect of change in accounting principles – combined net income per share
Euros per €0.51 of ordinary capital	–	0.53	(0.01)
Euro cents per 1.4p of ordinary capital	–	8.02	(0.09)
Cumulative effect of change in accounting principles – diluted combined net income per share
Euros per €0.51 of ordinary capital	–	0.52	(0.01)
Euro cents per 1.4p of ordinary capital	–	7.78	(0.09)

Amounts reported in the financial statements have been restated following changes in our accounting policies for pensions and similar obligations and for share-based payments. See note 17 on page 99 and note 29 on page 117.

From 1 January 2003, for US GAAP purposes Unilever has adopted SFAS 123 ‘Accounting for Stock-Based Compensation’. The economic fair value of the awards is calculated using an option pricing model (usually an adjusted Black-Scholes or multinomial model) and the resulting cost is recognised as remuneration cost amortised over the vesting period of the grant. Variable plans, being those with performance criteria other than a service period, are also accounted for in accordance with SFAS 123. The actual remuneration cost charged in each period is shown below. Amounts for prior years have been restated to reflect compensation costs for all the employee awards granted or modified in fiscal years beginning after 1994.

With effect from 1 January 2002, and for the purposes of determining the expected return on plan assets for US purposes, Unilever changed the method of valuing its pension plan assets from a market-related value calculated by smoothing gains and losses over a five-year period to an actual fair value at the balance sheet date. Management believe that the actual fair value methodology provides a better representation of the financial position and results of Unilever’s pension plans.

Unilever Annual Report & Accounts and Form 20-F 2003	131

Back to Contents

Additional information for US investors
Unilever Group

	€ million 2003	€ million 2002

		Restated

Capital and reserves as reported in the consolidated balance sheet	5 920	4 702
Attributable to: NV	6 869	5 938
PLC	(949)	(1 236)
US GAAP adjustments:
Goodwill	3 252	2 645
Identifiable intangible assets	2 544	2 782
Capitalised software	72	–
Restructuring costs	83	198
Interest	309	355
Other comprehensive income effect of derivative financial instruments transition adjustment	(31)	(61)
Derivative financial instruments	66	73
Pensions and similar liabilities	878	1 014
Dividends	1 120	1 119
Taxation effect of above adjustments including differences in deferred tax accounting	(864)	(1 055)

Net increase	7 429	7 070

Capital and reserves under US GAAP	13 349	11 772
Attributable to: NV	11 960	9 955
PLC	1 389	1 817

The aggregate amounts included in the consolidated Unilever Group capital and reserves (under Unilever accounting principles) in respect of cumulative currency translation adjustments are as follows:

	€ million	€ million	€ million
	2003	2002	2001

		Restated	Restated

Balance 1 January	(6 456)	(4 954)	(3 669)
Arising during the year	250	(1 502)	(1 285)

Balance 31 December	(6 206)	(6 456)	(4 954)

The aggregate amounts of foreign currency transaction gains and (losses) charged in the consolidated profit and loss account are:	(102)	(84)	(30)

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

Goodwill and intangible assets
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

Under US GAAP prior to 1 January 2002, purchased goodwill and identifiable intangible assets were capitalised and amortised over their useful lives. From 1 January 2002, under SFAS 142, the amortisation of goodwill and identifiable intangible assets that have indefinite useful lives ceased. Intangible assets that have finite useful lives continue to be amortised over their useful lives.

Goodwill and identifiable intangible assets that have indefinite lives are assessed annually for impairment.

132	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Additional information for US investors
Unilever Group

Had the Group accounted for its goodwill and identifiable intangible assets that have indefinite lives under SFAS 142 for the year ending 31 December 2001, the impact on reported results would have been as follows:

€ million
2001

Restated

Net income under US GAAP	1 446
Amortisation, net of tax:
Goodwill	1 266
Intangibles	404

Adjusted net income under US GAAP	3 116

Adjusted net income per share	3.12
Adjusted diluted net income per share	3.03

The differences between UK GAAP as applied by Unilever and US GAAP on accounting for goodwill and intangible assets are set out in the tables and footnotes below.

Impact of goodwill and intangible asset accounting differences on net profit (before tax):
	€ million	€ million	€ million
	2003	2002	2001

Cessation of goodwill amortisation(a)	852	932	–
Cessation of intangible assets amortisation(a)	257	277	–
Pre-1998 goodwill and intangible assets(b)	48	127	(209)
Differences in calculation of goodwill on acquisition(c)	–	–	(33)
Cessation of goodwill amortisation on joint ventures and associates(a)	11	22	–

Total adjustment to net profit	1 168	1 358	(242)

Impact of goodwill and intangible assets differences on capital and reserves:
		As at	As at
		31 December	31 December
		2003	2002

Cessation of goodwill amortisation(a)		1 579	866
Cessation of intangible assets amortisation(a)		472	246
Pre-1998 goodwill and intangible assets(b)		3 797	4 386
Differences in calculation of goodwill on acquisition(c)		(75)	(91)
Cessation of goodwill amortisation on joint ventures and associates(a)		23	20

Total adjustment to capital and reserves		5 796	5 427

(a)	Under US GAAP prior to 1 January 2002, purchased goodwill and identifiable intangible assets were capitalised and amortised over their useful lives. From 1 January 2002, under SFAS 142, the amortisation of goodwill and identifiable intangible assets that have indefinite useful lives ceased. Intangible assets that have finite useful lives continue to be amortised over their useful lives.
(b)	Under UK GAAP, goodwill and intangible assets purchased prior to 1 January 1998 were written off in the year of acquisition as a movement in profits retained. On disposal of a business acquired prior to 1 January 1998, purchased goodwill written off on acquisition is reinstated in arriving at the profit or loss on disposal. Under US GAAP, such goodwill and intangible assets were capitalised and, prior to 1 January 2002, were amortised over their useful lives. These different accounting treatments give rise to differences between net profit calculated under UK GAAP and net profit calculated under US GAAP, both in respect of amortisation recorded for US GAAP purposes prior to 1 January 2002, and in respect of the calculation of profit and loss on disposal of a business. Similar differences arise in the calculation of capital and reserves under UK and US GAAP.
(c)	The detailed rules for determining the fair value of assets and liabilities acquired as part of the acquisition of a business differ between UK and US GAAP. These differences give rise to differing figures for goodwill arising on acquisition as calculated under UK and US GAAP.

Management have completed an impairment assessment during 2003 and have concluded that there was no impairment of goodwill or identifiable intangible assets with indefinite lives for the year ended 31 December 2003.

Goodwill
An analysis of goodwill of group companies by reporting segment is given below:

								€ million

		Spreads	Health &
	Savoury and	and cooking	wellness and	Ice cream and	Home	Personal	Other
	dressings	products	beverages	frozen foods	care	care	operations	Total

As at 31 December 2001	16 620	212	1 685	1 135	733	633	–	21 018
Currency retranslation	(2 540)	(32)	(255)	(171)	(112)	(97)	–	(3 207)
Acquisitions	191	119	–	–	17	26	–	353
Disposals	(65)	(19)	(36)	(17)	(185)	–	–	(322)

As at 31 December 2002	14 206	280	1 394	947	453	562	–	17 842
Currency retranslation	(1 387)	181	59	(149)	(40)	(121)	–	(1 457)
Acquisitions	388	3	–	15	3	13	–	422
Disposals	(70)	–	(8)	(12)	–	(8)	–	(98)

As at 31 December 2003	13 137	464	1 445	801	416	446	–	16 709

Unilever Annual Report & Accounts and Form 20-F 2003	133

Back to Contents

Additional information for US investors
Unilever Group

Goodwill from joint ventures amounting to €4 million (2002: €211 million) primarily relates to the savoury and dressings segment. The goodwill from associates amounting to €122 million (2002: €154 million) primarily relates to the home care segment.

Intangible assets subject to amortisation
Finite-lived intangible assets principally comprise technologies and have a net book value of €445 million as at 31 December 2003 (2002: €567 million), net of accumulated amortisation of €86 million (2002: €72 million). Amortisation expense recorded in the period in respect of finite-lived intangible assets was €30 million (2002: €36 million). This expense is not expected to change materially over the next five years.

Intangible assets not subject to amortisation
Indefinite-lived intangible assets principally comprise trademarks and have a net book value of €6 355 million as at 31 December 2003 (2002: €7 161 million).

Capitalised software
Under UK GAAP as applied by Unilever, certain costs relating to the development and purchase of software for internal use are expensed when incurred. Under US GAAP, these costs are capitalised and subsequently amortised over the estimated useful life of the software in conformity with Statement of Financial Position 98-1, ’Accounting for the Cost of Computer Software Developed or Obtained for Internal Use’. During 2003 several IT projects met the criteria for capitalisation under US GAAP.

Restructuring costs
Under Unilever’s accounting policy, certain restructuring costs relating to employee terminations are recognised when a restructuring plan has been announced. Under US GAAP, liabilities related to exit costs are recognised when incurred. Employee termination costs are generally considered to be incurred when the company has a liability to the employee unless further service is required from the employee in which case costs are recognised as benefits are earned.

Costs related to excess lease costs are reduced by assumed sub-lease income for the periods impacted.

Interest
Unilever treats all interest costs as a charge to the profit and loss account in the current period. Under US GAAP, interest incurred during the construction periods of tangible fixed assets is capitalised and depreciated over the life of the assets.

Derivative financial instruments
Transition adjustment
Unilever applied the provisions of SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ in this divergence statement as from 1 January 2001. In accordance with the transition provisions of SFAS 133, an adjustment of €6 million (net of tax of €3 million) was recorded as the cumulative effect of a change in accounting principle to recognise the fair value of all the Group’s derivative financial instruments and hedge items under US GAAP. In addition, Unilever recorded a one-time unrealised loss of €85 million (net of tax of €37 million) to consolidated other comprehensive income under US GAAP. During the year ended 31 December 2003, a reclassification of derivative losses from other comprehensive income to net income of €31 million was recorded as a result of the underlying hedged transactions which impacted earnings.

Hedging policy
Unilever’s accounting policies in respect of derivative financial instruments are described in the accounting information and policies on page 75. In particular, under its accounting policies, Unilever applies hedge accounting to its portfolio of derivative financial instruments, meaning that changes in the value of forward foreign exchange contracts are recognised in the results in the same period as changes in the values of the assets and liabilities they are intended to hedge. Interest payments and receipts arising from interest rate derivatives such as swaps and forward rate agreements are matched to those arising from underlying debt and investment positions. Payments made or received in respect of the early termination of derivative instruments are spread over the original life of the instrument so long as the underlying exposure continues to exist.

Under US GAAP, Unilever has not designated any of its derivative instruments as qualifying hedge instruments under SFAS 133 and, accordingly, under US GAAP, all derivative financial instruments are valued at fair value, and changes in their fair value are reflected in earnings. All gains and losses arising on derivative financial instruments are recognised immediately; payments made or received in respect of the early termination of derivative instruments represent cash realisation of these gains and losses and therefore have no further impact on earnings.

Pensions
From 1 January 2003, Unilever has adopted UK Financial Reporting Standard (FRS) 17 as the basis for accounting for retirement benefits. Full details of this standard are given in note 17 on page 99.

Under FRS 17, the expected costs of providing retirement benefits are charged to the profit and loss account over the periods benefiting from the employees’ services. Variations from the expected cost are recognised as they occur in the statement of total recognised gains and losses. The assets and liabilities of pension plans are included in the Group balance sheet at fair value. Under US GAAP, pensions costs and liabilities are accounted for in accordance with the prescribed actuarial method and measurement principles of SFAS 87. The most significant difference is that variations from the expected costs are recognised in the profit and loss account over the expected service lives of the employees.

Under US GAAP, an additional minimum liability is recognised and a charge made to other comprehensive income when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that this amount is not covered by the net liability recognised in the balance sheet.

With effect from 1 January 2002, and for the purposes of determining the expected return on plan assets for US purposes, Unilever changed the method of valuing its pension plan assets from a market-related value calculated by smoothing gains and losses over a five-year period to an actual fair value at the balance sheet date. Management believe that the actual fair value methodology provides a better representation of the financial position and results of Unilever’s pension plans.

134	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Additional information for US investors
Unilever Group

The impact of this change in methodology on reported results under US GAAP is given in the table below:

		€ million
		2001

		Restated

Net income under US GAAP		1 446
Change in basis of expected return on plan assets calculation		86

Adjusted net income under US GAAP		1 532

	Euro per € 0.51	Euro cents per 1.4p
	2001	2001

Adjusted net income per share	1.51	22.60
Adjusted diluted net income per share	1.47	21.99

As required under US APB 20 for a change in accounting policy, a cumulative effect adjustment has been calculated to record the impact of the change as if the fair value methodology had been the accounting policy from the initial adoption of SFAS 87 by Unilever. The cumulative effect adjustment net of tax was €522 million in 2002.

Investments
Unilever accounts for current investments, which are liquid funds temporarily invested, at their market value, which is consistent with UK GAAP.

Unilever accounts for changes in the market value of current investments as interest receivable in the profit and loss account for the year. Under US GAAP, such current asset investments are classified as ‘available for sale securities’ and changes in market values, which represent unrealised gains or losses, are excluded from earnings and taken to stockholders’ equity unless such losses are deemed to be other than temporary at which time they are recognised through the profit and loss account. Unrealised gains and losses arising from changes in the market values of securities available for sale are not material.

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

Deferred taxation
Following the adoption of the new pension accounting standard (FRS 17) with effect from 1 January 2003, Unilever has restated its deferred tax charge for the years ended 31 December 2001 and 2002 together with its deferred tax balances as at 31 December 2002. Corresponding changes are therefore needed to the deferred tax charges and balances in the Group accounts and in the reconciliation to US GAAP. In addition, deferred tax balances in respect of pensions are now reported as a separate component of the pensions balances and no longer aggregated with the rest of the deferred tax balances. A full description of FRS 17 is given in note 17 on page 99.

Under FRS 19, deferred tax is not recognised on fair value adjustments made to assets acquired; under US GAAP, deferred tax is recorded on all fair value adjustments. Also, FRS 19 changed the treatment of deferred tax on tax-deductible goodwill previously written off to reserves. Such goodwill is reinstated, net of amortisation, under US GAAP, and the tax effect of such restatement has been adjusted accordingly.

Classification differences between UK and US GAAP
Revenue recognition
Under US GAAP, certain sales incentive expenses which have been included in operating costs under Unilever’s accounting would be deducted from turnover. The decrease in turnover for the years to 31 December 2003, 2002 and 2001 is €1 238 million, €1 337 million and €1 279 million respectively. There is no impact on Unilever’s net profit.

Cash flow statement
Under US GAAP, various items would be reclassified within the consolidated cash flow statement. In particular, interest received, interest paid and taxation would be part of net cash flow from operating activities, and dividends paid would be included within net cash flow from financing. In addition, under US GAAP, cash and cash equivalents comprise cash balances and current investments with an original maturity at the date of investment of less than three months. Under Unilever’s presentation, cash includes only cash in hand or available on demand less bank overdrafts. Cash flows from movements in bank overdrafts would be classified as part of cash flows from financing activities under US GAAP. Cash flows from movements in bank overdrafts were €58 million for the year ended 31 December 2003 (2002: €(86) million; 2001: €(19) million). Movements in those current investments which are included under the heading of cash and cash equivalents under US GAAP form part of the movement entitled ‘Management of liquid resources’ in the cash flow statement. At 31 December 2003, the balance of such investments was €3 million (2002: €45 million).

Long leasehold interests in land
Under UK GAAP, Unilever treats the cost of acquiring a long leasehold interest in land as a fixed asset, and depreciates the cost of that asset over the lease term. Under US GAAP, the cost of long leasehold interests would be deferred within ‘Other assets’ and recognised on a straight-line basis over the lives of the leases as operating lease rentals. The balance of such assets were €58 million as at 31 December 2003 (2002: €63 million). In all other respects, there are no differences in accounting for these arrangements between UK and US GAAP.

Unilever Annual Report & Accounts and Form 20-F 2003	135

Back to Contents

Additional information for US investors
Unilever Group

Equity in earnings related to investments in joint ventures and associated companies
Under US GAAP, equity in earnings related to investments in joint ventures and associated companies would be disclosed on a single line within the income statement. In particular, our share of the interest and taxation arising in respect of joint ventures and associated companies would be reported on this line, rather than as part of the total interest and taxation charge for the Group. US GAAP equity in earnings related to investments in joint ventures and associated companies were €(48) million for the year ended 31 December 2003 (2002: €(54) million; 2001: €(30) million).

Recently issued accounting pronouncements
In January 2003, the FASB issued Financial Interpretation No. 46 (FIN 46), ‘Consolidation of Variable Interest Entities’ and in December 2003 issued a revised interpretation FIN 46R. Under these interpretations, certain entities known as variable interest entities must be consolidated by the primary beneficiary of the entity. Certain measurement principles of these interpretations relating to new contracts entered into are effective for Unilever’s 2003 financial statements. We are still evaluating FIN 46R.

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

Corporate governance
Both NV and PLC are listed on The New York Stock Exchange and must therefore comply with such of the requirements of US legislation, such as The Sarbanes-Oxley Act of 2002, SEC regulations and the Listing Rules of The New York Stock Exchange as are applicable to foreign listed companies. In some cases the requirements are mandatory and in other cases the obligation is to ‘comply or explain’.

Unilever has complied with these requirements concerning corporate governance that were in force during 2003. Attention is drawn in particular to the Report of the Audit Committee on page 69. Actions taken to ensure compliance that are not specifically disclosed elsewhere or otherwise clear from reading this document include:

•	the issue of a Code of Ethics for senior financial officers;
•	the issue of instructions restricting the employment of former employees of the audit firm; and
•	establishment of standards of professional conduct for US attorneys.

In each of these cases, existing practices have been revised and/or documented in such a way as to conform to the new requirements.

The Code of Ethics applies to the senior executive, financial and accounting officers and comprises the standards prescribed by the SEC, and a copy has been posted on Unilever’s website at www.unilever.com/investorcentre/. The Code of Ethics comprises an extract of the relevant provisions of Unilever’s Code of Business Principles and the more detailed rules of conduct that implement it. The only amendment to these pre-existing provisions and rules that was made in preparing the Code of Ethics was made at the request of the Audit Committee and consisted of a strengthening of the explicit requirement to keep proper accounting records. No waiver from any provision of the Code of Ethics was granted to any of the persons falling within the scope of the SEC requirement in 2003.

Unilever has also taken into account the US requirements taking effect in 2004 and 2005 applicable to both foreign and US listed companies in preparing the changes in its corporate governance arrangements that will be effective from the NV and PLC Annual General Meetings on 12 May 2004. Further information will be placed on Unilever’s website www.unilever.com/investorcentre/ following those meetings, and will be reported in the Annual Report & Accounts and Form 20-F for 2004.

136	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Additional information for US investors
Unilever Group

Guarantor statements
On 2 October 2000, NV and Unilever Capital Corporation (UCC) filed a US $15 billion Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and Unilever United States, Inc. (UNUS). Of the US $15 billion Shelf registration, US $4.25 billion of Notes were outstanding at 31 December 2003 (2002: US $5.75 billion) with coupons ranging from 5.90% to 7.125%. These Notes are to be repaid between 1 November 2005 and 15 November 2032.

Provided below are the profit and loss accounts, cash flow statements and balance sheets of each of the companies discussed above, together with the profit and loss account, cash flow statement and balance sheet of non-guarantor subsidiaries. These have been prepared under the historical cost convention, and, aside from the basis of accounting for investments at net asset value (equity accounting), comply in all material respects with Netherlands law and with United Kingdom GAAP. Divergences from US GAAP are disclosed on pages 131 to 136. We have not provided reconciliations from the accounting principles used by Unilever to US GAAP for the columns relating to the guarantor entities, as such reconciliations would not materially affect an investor’s understanding of the nature of this guarantee. The financial information in respect of NV, PLC and UNUS has been prepared with all subsidiaries accounted for on an equity basis. The financial information in respect of the non-guarantor subsidiaries has been prepared on a consolidated basis.

Amounts for 2002 and 2001 have been restated following changes in our accounting policies for pensions and other post-employment benefits, for share-based payments and for the presentation of securities held as collateral. See note 14 on page 94, note 17 on page 99 and note 29 on page 116.

							€ million

	Unilever			Unilever
	Capital			United
	Corporation	Unilever N.V.	Unilever PLC	States Inc.	Non-
	subsidiary	parent issuer/	parent	subsidiary	guarantor		Unilever
	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Profit and loss account
for the year ended 31 December 2003

Group turnover	–	–	–	–	42 693	–	42 693
Operating costs	–	127	(26)	(8)	(37 303)	–	(37 210)

Group operating profit	–	127	(26)	(8)	5 390	–	5 483
Share of operating profit of joint ventures	–	–	–	–	46	–	46

Operating profit	–	127	(26)	(8)	5 436	–	5 529
Share of operating profit of associates	–	–	–	–	25	–	25
Dividends	–	1 235	946	–	(2 181)	–	–
Other income from fixed investments	–	–	–	–	(3)	–	(3)
Interest	(453)	(84)	(30)	(3)	(277)	–	(847)
Other finance income/(cost) – pensions and similar
obligations	–	(6)	–	(24)	(136)	–	(166)
Intercompany finance costs	469	533	(18)	(51)	(933)	–	–

Profit on ordinary activities before taxation	16	1 805	872	(86)	1 931	–	4 538
Taxation	(6)	(93)	(53)	56	(1 431)	–	(1 527)

Profit on ordinary activities after taxation	10	1 712	819	(30)	500	–	3 011
Minority interests	–	–	–	–	(249)	–	(249)
Equity earnings of subsidiaries	–	1 050	1 943	86	–	(3 079)	–

Net profit	10	2 762	2 762	56	251	(3 079)	2 762

Unilever Annual Report & Accounts and Form 20-F 2003	137

Back to Contents

Additional information for US investors
Unilever Group

Guarantor statements continued

							€ million

	Unilever			Unilever
	Capital			United
	Corporation	Unilever N.V.	Unilever PLC	States Inc.	Non-
	subsidiary	parent issuer/	parent	subsidiary	guarantor		Unilever
	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Profit and loss account
for the year ended 31 December 2002 (restated)

Group turnover	–	–	–	–	48 270	–	48 270
Operating costs	–	89	(53)	(21)	(43 278)	–	(43 263)

Group operating profit	–	89	(53)	(21)	4 992	–	5 007
Share of operating profit of joint ventures	–	–	–	–	84	–	84

Operating profit	–	89	(53)	(21)	5 076	–	5 091
Share of operating profit of associates	–	–	–	–	34	–	34
Dividends	–	3 779	1 011	–	(4 790)	–	–
Other income from fixed investments	–	–	–	–	(7)	–	(7)
Interest	(395)	(206)	(83)	(1)	(488)	–	(1 173)
Other finance income/(cost) – pensions and similar
obligations	–	–	–	28	80	–	108
Intercompany finance costs	403	450	(3)	(89)	(761)	–	–

Profit on ordinary activities before taxation	8	4 112	872	(83)	(856)	–	4 053
Taxation	(3)	(41)	(3)	31	(1 589)	–	(1 605)

Profit on ordinary activities after taxation	5	4 071	869	(52)	(2 445)	–	2 448
Minority interests	–	–	–	–	(312)	–	(312)
Equity earnings of subsidiaries	–	(1 935)	1 267	110	–	558	–

Net profit	5	2 136	2 136	58	(2 757)	558	2 136

Profit and loss account
for the year ended 31 December 2001 (restated)

Group turnover	–	–	–	–	51 514	–	51 514
Operating costs	–	(27)	82	14	(46 637)	–	(46 568)

Group operating profit	–	(27)	82	14	4 877	–	4 946
Share of operating profit of joint ventures	–	–	–	–	84	–	84

Operating profit	–	(27)	82	14	4 961	–	5 030
Dividends	–	2 202	738	–	(2 940)	–	–
Other income from fixed investments	–	–	–	–	12	–	12
Interest	(782)	(444)	(177)	2	(245)	–	(1 646)
Other finance income/(cost) – pensions and similar
obligations	–	–	–	38	4	–	42
Intercompany finance costs	1 010	423	72	(424)	(1 081)	–	–

Profit on ordinary activities before taxation	228	2 154	715	(370)	711	–	3 438
Taxation	(84)	(98)	(24)	137	(1 450)	–	(1 519)

Profit on ordinary activities after taxation	144	2 056	691	(233)	(739)	–	1 919
Minority interests	–	–	–	–	(239)	–	(239)
Equity earnings of subsidiaries	–	(376)	989	(345)	–	(268)	–

Net profit	144	1 680	1 680	(578)	(978)	(268)	1 680

138	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Additional information for US investors
Unilever Group

Guarantor statements continued
							€ million

	Unilever			Unilever
	Capital			United
	Corporation	Unilever N.V.	Unilever PLC	States Inc.	Non-
	subsidiary	parent issuer/	parent	subsidiary	guarantor		Unilever
	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Cash flow statement
for the year ended 31 December 2003

Cash flow from group operating activities	14	56	(44)	(18)	6 772	–	6 780
Dividends from joint ventures	–	–	–	–	52	–	52
Returns on investments and servicing of finance	4	468	(49)	(40)	(1 563)	–	(1 180)
Taxation	–	(54)	51	(100)	(1 320)	–	(1 423)
Capital expenditure and financial investment	–	(7)	(74)	(4)	(939)	–	(1 024)
Acquisitions and disposals	–	–	–	–	622	–	622
Dividends paid on ordinary share capital	–	(1 039)	(703)	–	–	27	(1 715)

Cash flow before management of liquid resources
and financing	18	(576)	(819)	(162)	3 624	27	2 112
Management of liquid resources	8	144	–	–	(193)	–	(41)
Financing	(25)	217	771	162	(4 042)	–	(2 917)

Increase/(decrease) in cash in the period	1	(215)	(48)	–	(611)	27	(846)

Cash flow statement
for the year ended 31 December 2002 (restated)

Cash flow from group operating activities	34	222	(52)	(45)	7 724	–	7 883
Dividends from joint ventures	–	–	–	–	83	–	83
Returns on investments and servicing of finance	16	155	(105)	(50)	(1 402)	–	(1 386)
Taxation	–	(6)	142	(335)	(1 618)	–	(1 817)
Capital expenditure and financial investment	–	(554)	(42)	16	(1 126)	–	(1 706)
Acquisitions and disposals	–	–	–	–	1 755	–	1 755
Dividends paid on ordinary share capital	–	(910)	(689)	–	–	19	(1 580)

Cash flow before management of liquid resources
and financing	50	(1 093)	(746)	(414)	5 416	19	3 232
Management of liquid resources	2	(126)	–	–	(468)	–	(592)
Financing	(53)	1 060	578	419	(5 082)	–	(3 078)

Increase/(decrease) in cash in the period	(1)	(159)	(168)	5	(134)	19	(438)

Cash flow statement
for the year ended 31 December 2001 (restated)

Cash flow from group operating activities	24	2	92	66	7 313	–	7 497
Dividends from joint ventures	–	–	–	–	82	–	82
Returns on investments and servicing of finance	202	2 092	900	(422)	(4 659)	–	(1 887)
Taxation	–	(53)	(154)	(502)	(1 496)	–	(2 205)
Capital expenditure and financial investment	–	(369)	(32)	310	(1 267)	–	(1 358)
Acquisitions and disposals	–	–	–	–	3 477	–	3 477
Dividends paid on ordinary share capital	–	(818)	(614)	–	–	12	(1 420)

Cash flow before management of liquid resources
and financing	226	854	192	(548)	3 450	12	4 186
Management of liquid resources	50	428	400	–	228	–	1 106
Financing	(273)	(1 496)	(592)	551	(3 362)	–	(5 172)

Increase/(decrease) in cash in the period	3	(214)	–	3	316	12	120

Unilever Annual Report & Accounts and Form 20-F 2003	139

Back to Contents

Additional information for US investors
Unilever Group

Guarantor statements continued
							€ million

	Unilever			Unilever
	Capital			United
	Corporation	Unilever N.V.	Unilever PLC	States Inc.	Non-
	subsidiary	parent issuer/	parent	subsidiary	guarantor		Unilever
	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Balance sheet
as at 31 December 2003

Goodwill and intangible assets	–	–	34	–	17 679	–	17 713
Tangible fixed assets	–	–	–	3	6 652	–	6 655
Fixed investments	–	381	–	12 384	(191)	(12 375)	199
Net assets of subsidiaries (equity accounted)	–	8 819	7 699	(4 250)	(13 996)	1 728	–

Total fixed assets	–	9 200	7 733	8 137	10 144	(10 647)	24 567

Stocks	–	–	–	–	4 175	–	4 175
Amounts due from group companies	3 821	19 619	649	1 049	(25 138)	–	–
Debtors due within one year	–	215	29	154	4 684	–	5 082
Debtors due after more than one year	24	–	41	2	732	–	799
Cash and current investments	1	430	–	–	2 914	–	3 345

Total current assets	3 846	20 264	719	1 205	(12 633)	–	13 401

Borrowings	(269)	(5 216)	–	(3)	(1 946)	–	(7 434)
Amounts due to group companies	–	(13 587)	(1 819)	–	15 406	–	–
Trade and other creditors	(43)	(962)	(699)	–	(7 936)	–	(9 640)

Creditors due within one year	(312)	(19 765)	(2 518)	(3)	5 524	–	(17 074)

Total assets less current liabilities	3 534	9 699	5 934	9 339	3 035	(10 647)	20 894

Borrowings	3 352	3 393	–	–	1 721	–	8 466
Trade and other creditors	–	88	–	303	273	–	664

Creditors due after more than one year	3 352	3 481	–	303	1 994	–	9 130

Provisions for liabilities and charges
(excluding pensions and similar obligations)	–	156	14	–	1 475	–	1 645

Net liabilities for pensions and similar obligations	–	142	–	33	3 584	–	3 759

Minority interests	–	–	–	–	440	–	440

Capital and reserves attributable to:
PLC	–	(952)	–	–	–	952	–
NV	–	–	6 869	–	–	(6 869)	–
Called up share capital	–	421	222	–	(1)	–	642
Share premium account	–	1 399	133	–	(2)	–	1 530
Other reserves	–	(1 783)	(659)	(464)	(694)	1 158	(2 442)
Profit retained	182	6 835	(645)	9 467	(3 761)	(5 888)	6 190

Total capital and reserves	182	5 920	5 920	9 003	(4 458)	(10 647)	5 920

Total capital employed	3 534	9 699	5 934	9 339	3 035	(10 647)	20 894

140	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Additional information for US investors
Unilever Group

Guarantor statements continued

							€ million

	Unilever			Unilever
	Capital			United
	Corporation	Unilever N.V.	Unilever PLC	States Inc.	Non-
	subsidiary	parent issuer/	parent	subsidiary	guarantor		Unilever
	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Balance sheet
as at 31 December 2002 (restated)

Goodwill and intangible assets	–	–	5	–	20 269	–	20 274
Tangible fixed assets	–	–	–	5	7 431	–	7 436
Fixed investments	–	576	–	10 296	92	(10 285)	679
Net assets of subsidiaries (equity accounted)	–	8 182	6 662	(9 223)	(14 344)	8 723	–

Total fixed assets	–	8 758	6 667	1 078	13 448	(1 562)	28 389

Stocks	–	–	–	–	4 500	–	4 500
Amounts due from group companies	6 025	20 303	1 107	3 996	(31 431)	–	–
Debtors due within one year	–	299	32	331	5 213	–	5 875
Debtors due after more than one year	43	–	42	14	597	–	696
Cash and current investments	9	206	51	–	2 638	–	2 904

Total current assets	6 077	20 808	1 232	4 341	(18 483)	–	13 975

Borrowings	(1 780)	(3 966)	(1 407)	(4)	(1 780)	–	(8 937)
Amounts due to group companies	–	(14 121)	(1 156)	–	15 277	–	–
Trade and other creditors	(64)	(1 248)	(619)	(125)	(8 962)	–	(11 018)

Creditors due within one year	(1 844)	(19 335)	(3 182)	(129)	4 535	–	(19 955)

Total assets less current liabilities	4 233	10 231	4 717	5 290	(500)	(1 562)	22 409

Borrowings	4 027	5 257	–	–	1 649	–	10 933
Trade and other creditors	–	–	–	76	565	–	641

Creditors due after more than one year	4 027	5 257	–	76	2 214	–	11 574

Provisions for liabilities and charges
(excluding pensions and similar obligations)	–	131	15	–	1 432	–	1 578

Net liabilities for pensions and similar obligations	–	141	–	(52)	3 847	–	3 936

Minority interests	–	–	–	–	619	–	619

Capital and reserves attributable to:
PLC	–	(1 239)	–	–	–	1 239	–
NV	–	–	5 937	–	–	(5 937)	–
Called up share capital	–	421	222	–	(1)	–	642
Share premium account	–	1 399	145	–	(3)	–	1 541
Other reserves	–	(1 534)	(610)	(365)	(624)	989	(2 144)
Profit retained	206	5 655	(992)	5 631	(7 984)	2 147	4 663

Total capital and reserves	206	4 702	4 702	5 266	(8 612)	(1 562)	4 702

Total capital employed	4 233	10 231	4 717	5 290	(500)	(1 562)	22 409

Unilever Annual Report & Accounts and Form 20-F 2003	141

Back to Contents

Principal group companies and fixed investments
Unilever Group as at 31 December 2003

The companies listed below and on pages 143 to 145 are those which, in the opinion of the Directors, principally affect the amount of profit and assets shown in the Unilever Group accounts. The Directors consider that those companies not listed are not significant in relation to Unilever as a whole.

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

Shares in the companies listed are usually held directly or indirectly by one of NV or PLC. A long-standing exception is in the United States where companies are jointly owned by NV (73%) and PLC (27%). As a result of the Bestfoods integration during 2002, the shares of certain Bestfoods and Unilever companies (or their merged successor) are held partly by Unilever United States, Inc. and, as a consequence, both NV and PLC have indirect shareholdings in them. The percentage of Unilever’s shareholdings held either directly or indirectly by NV and PLC are identified in the tables according to the following code:

NV 100%	a
PLC 100%	b
NV 73%; PLC 27%	c
NV 89%; PLC 11%	d
NV 21%; PLC 79%	e

Principal group companies

%	Europe	Ownership	Activity

Austria
	Österreichische Unilever Ges.m.b.H.	d	FP

Belgium
99	Bestfoods Belgium B.V.B.A/S.P.R.L.	d	F
	Unilever Belgium S.A./N.V. (Unibel)	d	FP

Bulgaria
	Unilever Bulgaria E.O.O.D.	a	FP

Croatia
	Unilever Croatia d.o.o.	a	FP

Czech Republic
	Unilever CR spol. s.r.o.	a	FP

Denmark
	Unilever Bestfoods A/S	d	F
	Unilever Danmark A/S	a	FP

Estonia
	Unilever Eesti OU	a	FP

Finland
	Suomen Unilever Oy	a	FP

%	Europe continued	Ownership	Activity

France
99	Amora Maille Société Industrielle S.A.S.	d	F
99	Bestfoods France Société Industrielle S.A.	d	F
99	Cogesal-Miko S.A.S.	d	F
99	FRALIB Sourcing Unit S.A.	d	F
99	Lever Fabergé France S.A.	d	P
99	Unilever Bestfoods France S.A.	d	F
99	Unilever France S.A.S.	d	H

Germany
	Langnese-Iglo GmbH	d	F
	Lever Fabergé Deutschland GmbH	d	P
	Monda Beteiligungs GmbH	d	F
	Monda IPR GmbH & Co. OHG(1)	d	F
Monda Vermögensverwaltungs
	GmbH & Co. OHG(1)	d	F
	Pfanni GmbH & Co. OHG Stavenhagen(1)	d	F
	PW Vermietungs GmbH & Co. KG(1)	d	F
	UBG Vermietungs GmbH & Co. OHG(1)	d	H
	Unilever Bestfoods Deutschland GmbH	d	F
	Unilever Beteiligungs GmbH	d	H
	Unilever Deutschland GmbH	d	H

Greece
67	‘Elais’ Oleaginous Products A.E.	a	F
	Unilever Hellas A.E.B.E.	a	FP

Hungary
	Unilever Magyarország Kft	a	FP

Ireland
	Lever Fabergé Ireland Ltd.	b	P
	Unilever Bestfoods (Ireland) Limited	b	F

Italy
	Lever Fabergé Italia Srl	d	P
	Sagit Srl	d	F
	Unilever Bestfoods Italia Srl	d	F
	Unilever Italia SpA	d	H

Latvia
	Unilever Baltic LLC	a	FP

Lithuania
	Unilever Lietuva UAB	a	FP

The Netherlands
	Iglo Mora Groep B.V.	a	F
	Lever Fabergé Nederland B.V.	a	P
	Mixhold B.V.	d	H
	Unilever Bestfoods Nederland B.V.	d	F
	Unilever N.V.(2)		H
	Unilever Nederland B.V.	a	H

Norway
	Unilever Bestfoods AS	a	F

Poland
99	Unilever Polska S.A.	d	FP

Portugal
74	IgloOlá-Distribuição de Gelados e de
	Ultracongelados Lda.	a	F
60	LeverElida-Distribuição de Produtos de
	Limpeza e Higiene Pessoal Lda.	a	P
Unilever Bestfoods Portugal-Produtos
	Alimentares S.A.	d	F

(1)	Due to the inclusion of the partnerships in the consolidated group accounts of Unilever, para 264(b) of the German trade law grants an exemption from the duty to prepare individual statutory financial statements and management reports in accordance with the requirements for limited liability companies and to have these audited.
(2)	See ‘Basis of consolidation’ on page 73.

142	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Principal group companies and fixed investments

Unilever Group as at 31 December 2003

Principal group companies continued

%	Europe continued	Ownership	Activity

Romania
99	Unilever South Central Europe S.R.L	a	FP

Russia
	Unilever SNG	a	FP

Serbia
	Unilever Belgrade	a	FP

Slovakia
	Unilever Slovensko spol. s.r.o.	a	FP

Slovenia
	Unilever Slovenia d.o.o.	a	FP

Spain
	Unilever España S.A.	a	HP
	Unilever Foods España S.A.	a	F

Sweden
	GB Glace AB	a	F
	Lever Fabergé AB	a	P
	Unilever Bestfoods AB	a	F

Switzerland
	Knorr-Nährmittel AG	d	H
	Lever Fabergé GmbH	d	P
	Meina Holding AG	d	H
	Lusso Foods AG	d	F
	Sunlight AG	a	O
	Unilever Bestfoods Schweiz GmbH	d	F
	Unilever Cosmetics International S.A.	a	P
	Unilever (Schweiz) AG	a	O
	Unilever Swiss Holdings AG	a	H
	Unilever Raw Materials AG	a	F

Ukraine
	Unilever Ukraine LLCM	a	FP

United Kingdom
	Ben & Jerry’s Homemade Ltd.	e	F
	Lever Fabergé Ltd.	b	P
	Lipton Ltd.	b	F
	Slim•Fast Foods Ltd.	b	F
	Unilever Bestfoods UK Ltd.	e	F
	Unilever Cosmetics International (UK) Ltd.	b	P
	Unilever Ice Cream & Frozen Food Ltd.	e	F
	Unilever PLC(2)		H
	Unilever UK Central Resources Ltd.	b	O
	Unilever UK Holdings Ltd.	b	H
	Unilever UK & CN Holdings Ltd.	e	H

%	North America	Ownership	Activity

Canada
	Unilever Canada Inc.	e	FP

United States of America
	Ben & Jerry’s Homemade Inc.	c	F
	Good Humor-Breyers Ice Cream(3)	c	F
	Slim•Fast Foods Company(3)	c	F
	Unilever Bestfoods(3)	c	F
	Unilever Bestfoods Foodsolutions(3)	c	F
	Unilever Capital Corporation	c	O
	Unilever Cosmetics International(3)	c	P
	Unilever Home & Personal Care(3)	c	P
	Unilever Ice Cream(3)	c	F
	Unilever United States, Inc.	c	H

(2)	See ‘Basis of consolidation’ on page 73.
(3)	A division of Conopco, Inc., a subsidiary of Unilever United States, Inc.

%	Africa, Middle East and Turkey	Ownership	Activity

Algeria
60	Unilever Algérie SPA	a	P

Côte d’Ivoire
90	Unilever-Côte d’Ivoire	b	FPO

Democratic Republic of Congo
76	Plantations et Huileries du Congo s.a.r.l.	a	O

Dubai
	Unilever Gulf Free Zone Establishment	b	FP

Egypt
60	Fine Food Products SAE	b	F
60	Fine Tea Company SAE	b	F
60	Lever Egypt SAE	b	P

Ethiopia
72	Unilever Ethiopia Private Limited Company	b	FP

Ghana
67	Unilever Ghana Ltd.	b	FPO

Israel
51	Glidat Strauss Ltd.	b	F
59	Unilever Bestfoods Israel Ltd.	c	F
	Lever Israel Ltd.	b	P

Kenya
88	Brooke Bond Kenya Ltd.	b	O
	Unilever Kenya Ltd.	b	FP

Malawi
	Lever Brothers (Malawi) Ltd.	b	FP

Morocco
	Unilever Bestfoods Maghreb S.A.	a	FP

Nigeria
50	Unilever Nigeria Plc	b	FP

Saudi Arabia
49	Binzagr Lever Ltd.*	b	FP
49	Lever Arabia Ltd.*	b	P

South Africa
59	Unilever Bestfoods Robertsons (Pty) Limited	c	F
	Lever Ponds (Pty) Ltd.	b	FP

Tanzania
	Brooke Bond Tanzania Ltd.	b	O

Tunisia
99	CODEPAR Tunisia	a	P
52	Maghreb Alimentation S.A.	a	F
99	Société de Produits Chimiques Détergents	a	P

Turkey
99	Lever Elida Temizlik ve Kisisel Bakým Ürünleri
	Sanayi ve Ticaret A.S.	a	P
	Unilever Sanayi ve Ticaret Türk A.S.	a	F
Unilever Tüketim Ürünleri Satis Pazarlama
	ve Ticaret A.S.	a	FP

Uganda
	Unilever Uganda Ltd.	b	FP

Zambia
	Unilever South East Africa Zambia Limited	b	FP

Zimbabwe
	Unilever South East Africa (Pte) Ltd.	b	FP

*	These companies are consolidated on the basis that Unilever exercises a dominant influence.

Unilever Annual Report & Accounts and Form 20-F 2003	143

Back to Contents

Principal group companies and fixed investments

Unilever Group as at 31 December 2003

Principal group companies continued

%	Asia and Pacific	Ownership	Activity

Australia
	Unilever Australia Ltd.	b	FP

Bangladesh
61	Lever Brothers Bangladesh Ltd.	b	FP

Cambodia
	Unilever (Cambodia) Limited	a	FP

China
80	Bestfoods Guangzhou Foods Ltd.	c	F
	Unilever (China) Ltd.	a	H
77	Unilever Company Ltd.	a	P
	Unilever Foods (China) Company Ltd.	a	F
	Unilever Services (Shanghai) Limited	a	P
	Wall’s (China) Company Ltd.	a	F

China S.A.R.
80	Unilever Bestfoods Hong Kong Ltd.	d	F
	Unilever Hong Kong Ltd.	c	FP

India
51	Hindustan Lever Ltd.	b	FPO

Indonesia
85	P.T. Unilever Indonesia Tbk	a	FP

Japan
	Nippon Lever KK	a	FP

Malaysia
	Unilever Bestfoods (Malaysia) Sdn. Bhd.	e	F
70	Unilever (Malaysia) Holdings Sdn. Bhd.	e	FP

New Zealand
	Unilever New Zealand Ltd.	b	FP

Pakistan
67	Unilever Pakistan Ltd.	b	FP

Philippines
50	California Manufacturing Company Inc.	d	F
	Unilever Philippines, Inc.	d	FP

Singapore
	Unilever Bestfoods Singapore Pte. Ltd.	e	F
	Unilever Singapore Private Ltd.	e	FP

South Korea
	Unilever Korea Chusik Hoesa	a	FP

Sri Lanka
	Unilever Ceylon Ltd.	b	FPO

Taiwan
75	Unilever Bestfoods (Taiwan) Ltd.	d	F
	Unilever Taiwan Ltd.	d	FP

Thailand
	Unilever Thai Holdings Ltd.	d	FP
	Unilever Bestfoods (Thailand) Ltd.	d	F
	Unilever Thai Trading Ltd.	d	FP

Vietnam
66	Lever Vietnam JVC	a	P
	Unilever Bestfoods and Elida P/S (Vietnam) Ltd	a	FP

%	Latin America	Ownership	Activity

Argentina
	Unilever Bestfoods de Argentina S.A.	d	F
	Unilever de Argentina S.A.	d	FP

Bolivia
	Unilever Andina Bolivia S.A.	a	FP

Brazil
	Mavibel Brasil Ltda.	d	H
	Unilever Brasil Ltda.	d	FP
	Unilever Bestfoods Brasil Ltda.	d	F

Chile
	Unilever Chile Ltda.	d	FP

Colombia
	Disa Ltda.	d	F
	Unilever Andina Colombia Ltda.	d	FP
60(4)	Varela S.A.	d	P

Costa Rica
	Productos Agroindustriales del Caribe S.A.	c	F
	Unilever de Centroamerica S.A.	a	FP

Dominican Republic
	Knorr Alimentaria S.A.	a	F
	Unilever Dominicana S.A.	a	P

Ecuador
	Unilever Andina Ecuador S.A.	a	FP

El Salvador
	Unilever de Centroamerica S.A.	a	FP

Guatemala
	Unilever de Centroamerica S.A.	a	FP

Honduras
	Unilever de Centroamerica S.A.	a	FP

Mexico
	Circulo Esmeralda S.A. de C.V.	d	F
	Corporativo Unilever de Mexico S.de R.L. de C.V.	d	H
	Unilever de Mexico S.A. de C.V.	d	FP

Netherlands Antilles
	Unilever Becumij N.V.	a	O

Nicaragua
	Unilever de Centroamerica S.A.	a	FP

Panama
	Unilever de Centroamerica S.A.	a	FP

Paraguay
	Unilever de Paraguay S.A.	a	FP

Peru
	Alimentos y Productos del Maíz S.A.	b	F
99	Industrias Pacocha S.A.	a	FP

Trinidad & Tobago
50	Lever Brothers West Indies Ltd.	b	FP

Uruguay
	Unilever del Uruguay S.A.	c	F
	Sudy Lever S.A.	a	FP

Venezuela
	Unilever Andina Venezuela S.A.	a	FP

(4)	The holders of the remaining shares have exercised a put option that, when completed, will increase the Unilever holding to 100%.

144	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Principal group companies and fixed investments
Unilever Group as at 31 December 2003

Principal fixed investments Joint ventures

%	Europe	Ownership	Activity

Portugal
40	FIMA/VG-Distribuição de Produtos
	Alimentares, Lda.	a	F

%	North America

United States of America
50	The Pepsi/Lipton Partnership	c	F

Associated companies

%	Europe	Ownership	Activity

United Kingdom
33	Langholm Capital Partners	b	O

%	North America

United States of America
33	JohnsonDiversey Holdings Inc	a	P

Unilever Annual Report & Accounts and Form 20-F 2003	145

Back to Contents

Company accounts
Unilever N.V.

Balance sheet as at 31 December

	€ million	€ million
	2003	2002

		Restated
Fixed assets
Fixed investments	11 161	11 416

Current assets
Debtors	19 834	20 602
Cash at bank and in hand	430	206

Total current assets	20 264	20 808
Creditors due within one year	(19 765)	(19 335)

Net current assets	499	1 473

Total assets less current liabilities	11 660	12 889

Creditors due after more than one year	3 481	5 257

Provisions for liabilities and charges (excluding pensions and similar obligations)	156	131

Net pension liability for unfunded schemes	142	141

Capital and reserves	7 881	7 360
Called up share capital:
Preferential share capital 21	130	130
Ordinary share capital 21	291	291

	421	421
Share premium account	1 399	1 399
Other reserves	(1 243)	(1 041)
Profit retained	7 304	6 581

Total capital employed	11 660	12 889

Profit and loss account for the year ended 31 December
	€ million	€ million
	2003	2002

Income from fixed investments after taxation	1 235	3 779
Other income and expenses	477	292

Profit for the year	1 712	4 071

Pages 73 to 125, 142 to 145 and 147 contain the notes to the NV company accounts. For the information required by Article 392 of Book 2 of the Civil Code in the Netherlands, refer to pages 72 and 148.

In accordance with Article 402 of Book 2 of the Civil Code in the Netherlands, the accounts of NV have been included in the consolidated accounts. The profit and loss account mentions only income from fixed investments after taxation as a separate item. The balance sheet includes the proposed profit appropriation.

As indicated on page 73, the company accounts of Unilever N.V. comply in all material respects with legislation in the Netherlands. As allowed by Article 362.1 of Book 2 of the Civil Code in the Netherlands, the company accounts are prepared in accordance with United Kingdom accounting standards.

Amounts for 2002 have been restated following changes in our accounting policies for pensions and other post-employment benefits and for the presentation of securities held as collateral.

The Board of Directors
2 March 2004

146	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes to the company accounts
Unilever N.V.

Fixed investments
	€ million	€ million
	2003	2002

Shares in group companies	11 008	11 008
Book value of PLC shares held in
connection with share options	381	368
Less NV shares held by group companies	(228)	(168)
Other unlisted investments	–	208

	11 161	11 416

Movements during the year:
1 January	11 416
Movement in PLC shares held in connection
with share options	13
Movement in NV shares held by group companies	(60)
Other unlisted investments	(208)
Additions	–
Decrease	–

31 December	11 161

Shares in group companies are stated at cost in accordance with international accounting practice in various countries, in particular the United Kingdom. In accordance with Article 385.5 of the Civil Code in the Netherlands, Unilever N.V. shares held by Unilever N.V. subsidiaries are deducted from the carrying value of those subsidiaries.

Debtors
	€ million	€ million
	2003	2002

Loans to group companies	17 088	19 214
Other amounts owed by group companies	2 531	1 089
Amounts owed by undertakings in which
the company has a participating interest	–	1
Other	215	298

	19 834	20 602

Of which due after more than one year	819	882

Cash at bank and in hand
	€ million	€ million
	2003	2002

This includes amounts for which repayment
notice is required of:	43	187

Creditors
	€ million	€ million
	2003	2002

		Restated
Due within one year:
Bank loans and overdrafts	7	4
Bonds and other loans	5 209	3 962
Loans from group companies	311	1 817
Other amounts owed to group companies	13 276	12 304
Taxation and social security	76	238
Accruals and deferred income	232	205
Dividends	642	643
Other	12	162

	19 765	19 335

Due after more than one year:
Accruals and deferred income	88	–
Bonds and other loans	3 393	5 257

During 2003 NV changed its accounting presentation for securities received and held as collateral in respect of derivative financial instruments. Until 2002 NV presented such collateral under cash on call and in hand and under bonds and other loans respectively. Because, in normal circumstances, NV has to return the securities in the same form as the original security received, and NV does not retain the benefit of any dividends or interest on those securities, they are not presented as assets and liabilities of NV. As a result, both cash on call and in hand and bonds and other loans at 31 December 2002 have been reduced by €574 million.

In accordance with the UK Companies Act 1985 the Group presents the final dividend which is proposed after the balance sheet date as a creditor.

Provisions for liabilities and charges (excluding pensions and similar obligations)

	€ million	€ million
	2003	2002

Deferred taxation and other provisions	156	131

Of which due within one year	68	64

Ordinary share capital
Shares numbered 1 to 2 400 are held by a subsidiary of NV and a subsidiary of PLC, each holding 50%. Additionally, 22 163 785 €0.51 ordinary shares are held by NV and other group companies. Full details are given in note 29 on page 124.

Share premium account
The share premium shown in the balance sheet is not available for the issue of bonus shares or for repayment without incurring withholding tax payable by the company. This is despite the change in the Netherlands tax law, as a result of which dividends received from 2001 onwards by individual shareholders who are Netherlands residents are no longer taxed.

Other reserves
	€ million	€ million
	2003	2002

1 January	(1 041)	(783)
Change in number of shares or certificates
held in connection with share options	(202)	(258)

31 December	(1 243)	(1 041)

Profit retained
	€ million	€ million
	2003	2002

Profit retained as reported in the Annual
Report & Accounts 2002		6 591
Accounting policy change – pensions		(10)

Balance 31 December	7 304	6 581

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

Contingent liabilities
These are not expected to give rise to any material loss and include guarantees given for group and other companies, under which amounts outstanding at 31 December were:

	€ million	€ million
	2003	2002

Group companies	6 278	8 878

Of the above, guaranteed also by PLC	4 946	5 864

NV has issued joint and several liability undertakings, as defined in Article 403 of Book 2 of the Civil Code in the Netherlands, for almost all Dutch group companies. These written undertakings have been filed with the office of the Company Registry in whose area of jurisdiction the group company concerned has its registered office.

Unilever Annual Report & Accounts and Form 20-F 2003	147

Back to Contents

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

	€ million	€ million
	2003	2002

		Restated
Proposed profit appropriation
Profit for the year	1 712	4 071
Preference dividends	(27)	(42)

Profit at disposal of the Annual General
Meeting of shareholders	1 685	4 029
Ordinary dividends	(962)	(946)

Profit for the year retained	723	3 083
Profit retained – 1 January	6 581	3 498

Profit retained – 31 December	7 304	6 581

Special controlling rights under the Articles of Association
See note 21 on page 110.

Auditors
A resolution will be proposed at the Annual General Meeting on 12 May 2004 for the re-appointment of PricewaterhouseCoopers Accountants N.V. as auditors of NV. The present appointment will end at the conclusion of the Annual General Meeting.

Corporate Centre
Unilever N.V.
Weena 455
PO Box 760
3000 DK Rotterdam

J A A van der Bijl
S G Williams
Joint Secretaries of Unilever N.V.
2 March 2004

148	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Company accounts
Unilever PLC

Balance sheet as at 31 December
	£ million	£ million
	2003	2002

		Restated
Fixed assets
Intangible assets	24	3
Fixed investments	2 237	2 237

Current assets
Debtors
Debtors due within one year	359	787
Debtors due after more than one year	152	27
Cash and current investments	–	33

Total current assets	511	847
Creditors due within one year	(1 794)	(2 126)

Net current assets/(liabilities)	(1 283)	(1 279)

Total assets less current liabilities	978	961

Capital and reserves	978	961

Called up share capital 21	41	41
Share premium account	94	94
Capital redemption reserve 23	11	11
Other reserves	(254)	(224)
Profit retained	1 086	1 039

Total capital employed	978	961

All amounts included in capital and reserves are classified as equity as defined under United Kingdom Financial Reporting Standard 4.

As permitted by Section 230 of the United Kingdom Companies Act 1985, an entity profit and loss account is not included as part of the published company accounts for PLC.

Amounts for 2002 have been restated following the implementation of UK UITF 37 and UITF 38.

On behalf of the Board of Directors

N W A FitzGerald Chairman
A Burgmans Vice-Chairman

2 March 2004

Unilever Annual Report & Accounts and Form 20-F 2003	149

Back to Contents

Notes to the company accounts
Unilever PLC

Fixed investments
	£ million 2003	£ million 2002

		Restated

Shares in group companies	2 237	2 237

Amount for 2002 has been restated, see note under ‘Other reserves’.

Shares in group companies are stated at cost or valuation, less amounts written off.

	£ million 2003

Movements during the year:
1 January (restated)	2 237
Additions	–
Disposals	–

31 December	2 237

Debtors
	£ million 2003	£ million 2002

Due within one year:
Amounts owed by group companies	335	720
Other	24	67

	359	787

Due after more than one year:
Amounts owed by group companies	124	–
Other	28	27

	152	27

Cash and current investments
	£ million 2003	£ million 2002

This includes amounts for which repayment
notice is required of:	–	33

Creditors
	£ million 2003	£ million 2002

Due within one year:
Bonds and other loans	–	915
Amounts owed to group companies	1 287	752
Taxation and social security	163	135
Dividends	341	311
Other	4	9
Accruals and deferred income	(1)	4

	1 794	2 126

Other reserves
	£ million 2003	£ million 2002

		Restated

1 January	(224)	(201)
Change in number of shares held in
connection with share options	(30)	(23)

31 December	(254)	(224)

Following the implementation of UK UITF 37 ‘Purchase and sale of own shares’ and UITF 38 ‘Accounting for ESOP Trusts’, PLC shares held in an ESOP Trust to meet share options granted to employees have been reclassified from ‘Fixed investments’ to ‘Other reserves’, which are a deduction from profit retained. Prior years have been restated.

Profit retained
	£ million 2003	£ million 2002

		Restated

1 January	1 039	953
Profit for the year	563	546
Dividends on ordinary and deferred shares	(516)	(460)

31 December	1 086	1 039

Contingent liabilities
	£ million 2003	£ million 2002

These are not expected to give rise to any material loss and include guarantees given for group companies, under which amounts outstanding at 31 December were:	6 608	8 077

Of the above, guaranteed also by NV	3 500	3 816

Remuneration of auditors
	£ million 2003	£ million 2002

Parent company audit fee	1.6	1.6
Payments by the parent company for
non-audit services provided by
PricewaterhouseCoopers LLP United Kingdom(a)	2.1	9.3

(a) See also note 2 on page 85.

Profit appropriation
	£ million 2003	£ million 2002

The proposed appropriation of the profit
of PLC is as follows:
Interim and recommended final dividends	516	460

Profit for the year retained	47	86

150	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Further statutory information and other information
Unilever PLC

Employee involvement and communication
Unilever’s UK companies maintain formal processes to inform, consult and involve employees and their representatives. Most of the United Kingdom sites are accredited to the Investors in People standard. Our sites also use tools such as Total Productive Maintenance which rely heavily on employee involvement, contribution and commitment.

A European Works Council, embracing employee and management representatives from 15 countries of Western Europe, has been in existence for several years and provides a forum for discussing issues that extend across national boundaries.

The directors’ reports of the United Kingdom group companies contain more details about how they have communicated with their employees during 2003.

Equal opportunities and diversity
The heads of all operating companies and units in the UK have committed their businesses to achieving greater diversity. Every Unilever company in the United Kingdom has an equal opportunities policy and actively pursues equality of opportunity for all employees.

The company carries out an annual employee monitoring survey and has also conducted an equal pay audit. The company continues to review ways in which greater diversity can be achieved in recruitment and selection.

A new flexible working policy was introduced in 2003, offering every employee the opportunity to request a flexible working option. Training workshops were run for line managers to maximise understanding and commitment to the policy.

Charitable and other contributions
Unilever collates the cost of its community involvement activities using the London Benchmarking Group model. The model recommends the separation of charitable donations, community investment, commercial initiatives in the community and management costs relating to the programme of activity.

During 2003 UK group companies made a total contribution of £8.7 million, analysed as follows:
   Charitable donations: £1.4 million
   Community investment: £2.0 million
   Commercial initiatives in the community: £4.6 million
   Management costs: £0.7 million

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

Auditors
A resolution will be proposed at the Annual General Meeting on 12 May 2004 for the re-appointment of PricewaterhouseCoopers LLP as auditors of PLC. The present appointment will end at the conclusion of the Annual General Meeting.

Authority to purchase own shares
At the Annual General Meeting of PLC held on 7 May 2003, authority was given pursuant to Article 64 of the PLC Articles of Association to make market purchases of PLC ordinary shares of 1.4p each, to a maximum of 290 million shares. This authority will expire at the Annual General Meeting on 12 May 2004, and a resolution will be proposed to renew it. The company has not exercised this authority during the year.

Details of shares purchased by employee share trusts and Unilever group companies to satisfy options granted under PLC’s employee share schemes are given in the Remuneration report on page 66 and in note 29 to the consolidated accounts on page 124.

Directors’ report of PLC
For the purposes of Section 234 of the Companies Act 1985, the Directors’ Report of Unilever PLC for the year ended 31 December 2003 comprises this page and the information contained in the Report of the Directors on pages 2 to 69, Dividends on page 161 and Principal group companies and fixed investments on pages 142 to 145.

Corporate Centre
Unilever PLC
PO Box 68 Unilever House
Blackfriars
London EC4P 4BQ

Unilever PLC Registered Office
Port Sunlight
Wirral
Merseyside CH62 4ZD

Unilever PLC Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

By Order of the Board

J A A van der Bijl
S G Williams

Joint Secretaries of Unilever PLC
2 March 2004

Unilever Annual Report & Accounts and Form 20-F 2003	151

Back to Contents

Control of Unilever

Share capital
NV’s issued share capital on 31 December 2003 was made up of:

•	€291 503 709 split into 571 575 900 ordinary shares of €0.51 each
•	€1 089 072 split into 2 400 ordinary shares numbered 1 to 2 400, known as special shares
•	€130 854 115 split into several classes of cumulative preference shares.

PLC’s issued share capital on 31 December 2003 was made up of:

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

NV and PLC both act as directors of NV Elma and of United Holdings Limited. The Chairmen of NV and PLC are additional directors of United Holdings Limited. The Joint Secretaries are directed to ensure that the nomination rights are only exercised so as to ensure the implementation of the recommendations of the Nomination Committee, after acceptance by the Boards.

The interests of shareholders are protected because all the Directors submit themselves for election every year and shareholders can remove each or all of them by a simple majority vote. Thus, as a practical matter, the Boards cannot perpetuate themselves contrary to the will of the shareholders.

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

•	the current profits of the other company (after it has paid its own preference shareholders);
•	then its own free reserves; and
•	then the free reserves of the other company.

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

Under the Equalisation Agreement (as amended in 1981) the two companies are permitted to pay different dividends in the following exceptional circumstances:

•	if the average annual sterling/euro exchange rate changed so substantially from one year to the next that to pay equal dividends at the current exchange rates, either NV or PLC

152	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Control of Unilever

would have to pay a dividend that was unreasonable (ie, substantially larger or smaller in its own currency than the dividend it paid in the previous year)
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

More information about our constitutional documents
Under Article 2 of the Articles of Association of NV and Clause 3 of the Memorandum and Article 3 of the Articles of Association of PLC, both companies are required to carry out the Equalisation Agreement with the other. Both documents state that the agreement cannot be changed or terminated without the approval of both sets of shareholders.

For NV the necessary approval is as follows:

•	at least one half of the total issued ordinary capital must be represented at an ordinary shareholders meeting, where the majority must vote in favour; and
•	(if they would be disadvantaged or the agreement is to be terminated), at least two-thirds of the total issued preference share capital must be represented at a preference shareholders’ meeting, where at least three-quarters must vote in favour.
For PLC, the necessary approval must be given by:

•	the holders of a majority of all issued shares voting at a General Meeting; and
•	the holders of the ordinary shares, either by three quarters in writing, or by three quarters voting at a General Meeting where the majority of the ordinary shares in issue are represented.

The Articles of NV establish that any payment under the Equalisation Agreement will be credited or debited to the profit and loss account for the financial year in question.

The PLC Articles state that the Board must carry out the Equalisation Agreement and that the provisions of the Articles are subject to it.

We are advised by Counsel that these provisions oblige the Boards to carry out the Equalisation Agreement, unless it is amended or terminated with the approval of the shareholders of both companies. If the Boards fail to enforce the agreement, shareholders can compel them to do so under Netherlands and United Kingdom law.

General Meetings and voting rights
General Meetings of shareholders of NV and PLC are held at times and places decided by the Boards. NV meetings are held in Rotterdam and PLC meetings are held in London.

To be entitled to attend and vote at NV General Meetings, you must be a shareholder on the Record Date, which may be set by the Directors and must be not more than 7 days before the meeting. In addition you must, within the time specified in the Notice calling the meeting, either:

•	(if you have registered shares) advise NV in writing that you intend to attend; or
•	(if you have bearer shares) deposit your share certificates at the place specified in the Notice.

You can vote in person or by proxy, and you can cast one vote for each €0.05 (Fl.0.10) nominal amount you hold of NV preference shares, ordinary shares or New York registry shares. NV Elma and United Holdings Limited, the holders of the special shares, and other group companies of NV which hold preference or ordinary shares, are not permitted to vote, by law.

For information on the rights of Nedamtrust certificate holders see page 155.

To be able to vote by proxy at NV General Meetings, the written power of attorney must be received by NV not later than seven days before the meeting.

To be able to vote by proxy at PLC General Meetings you must lodge your Form of Appointment of Proxy with PLC’s Registrars 48 hours before the meeting, either in paper or electronic format. You can cast one vote for each PLC ordinary 1.4p share you hold. United Holdings Limited, which owns half of the deferred stock, is not permitted to vote at General Meetings.

Unilever Annual Report & Accounts and Form 20-F 2003	153

Back to Contents

Control of Unilever

If you are a holder of NV New York shares or PLC American Depository Receipts of shares, you will receive a proxy form enabling you to authorise and instruct ABN AMRO N.V. or JPMorgan Chase Bank respectively to vote on your behalf at the shareholders’ meeting of NV or PLC.

Resolutions are usually adopted at NV and PLC shareholder meetings by an absolute majority of votes cast, unless there are other requirements under the law or the NV or PLC Articles of Association. There are special requirements for resolutions relating to the alteration of NV or PLC’s Articles of Association or the Equalisation Agreement, or to the liquidation of NV or PLC.

According to NV’s Articles of Association, shareholders who together represent at least 10% of the issued capital of NV can propose resolutions for inclusion in the agenda of any General Meeting. They can also requisition Extraordinary General Meetings to deal with specific resolutions.

In addition, shareholders may propose resolutions if:

•	they individually or together hold 1% of the issued capital in the form of shares or depositary receipts; or
•	they individually or together hold shares or depositary receipts worth at least €50 million.

They must submit the request at least 60 days before the date of the General Meeting, and it will be honoured unless, in the opinion of the Board, it is against a substantive interest of the Company.

Under United Kingdom company law,

•	shareholders who together hold shares representing at least 5% of the total voting rights of PLC; or
•	at least 100 shareholders who hold on average £100 each in nominal value of PLC capital can require PLC to propose a resolution at a General Meeting.

There are no limitations on the right to hold NV and PLC shares.

Directors
The Directors of NV are able to vote on transactions in which they are materially interested so long as they are acting in good faith. In general, PLC Directors cannot vote in respect of contracts in which they know they are materially interested, unless, for example, their interest is shared with other shareholders and employees.

The borrowing powers of NV Directors are not limited by the Articles of Association of NV. PLC Directors have the power to borrow up to three times the Adjusted Capital and Reserves of PLC without the sanction of an ordinary resolution.

The Articles of Association of NV and PLC do not require Directors of NV, or full-time employed Directors of PLC, to hold shares in NV or PLC. Directors of PLC who are not employed full-time by NV or PLC are currently required to hold either £1 000 in nominal value of PLC ordinary shares, or €5 445 in nominal value of NV ordinary shares. However, a proposal to remove this from PLC’s Articles of Association will be put to the shareholders at the Annual General Meeting in 2004. The remuneration arrangements applicable to Directors as employees contain requirements for the holding and retention of shares (see Remuneration report on page 66).

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

Combined earnings per share
Because of the Equalisation Agreement and the other arrangements between NV and PLC, we calculate combined earnings per share for NV and PLC (see note 7 on page 89).

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

The process by which we calculate earnings per share is as follows. First, we convert the average capital of NV and PLC into units using the formula contained in the Equalisation Agreement: one unit equals 10.7 NV shares or 71.4 PLC shares. We add these together to find the total number of units of combined share capital. Then the amount of net profit in euros which is attributable to ordinary capital is divided by this total number of units to find the amount per combined unit. Finally, we convert the combined unit back into NV and PLC ordinary shares, to show the amount per one share of each. The amount per unit is divided by 10.7 to find the amount per €0.51 share, and by 71.4 to find the amount per 1.4p share.

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

Leverhulme Trust
The first Viscount Leverhulme was the founder of the company which became PLC. When he died in 1925, he left in his will a large number of PLC shares in various trusts. The High Court of Justice in England varied these trusts in 1983, and established two independent charitable trusts:

154	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Control of Unilever

•	the Leverhulme Trust, which awards grants for research and education; and
•	the Leverhulme Trade Charities Trust, for the benefit of members of trades which the first Viscount considered to have particular associations with the business.

The major assets of both these trusts are PLC ordinary shares.

When the will trusts were varied in 1983 the interests of the beneficiaries of his will were also preserved. Four classes of special shares were created in Margarine Union (1930) Limited, a subsidiary of PLC. One of these classes can be converted at the end of the year 2038 into a maximum of 157 500 000 PLC ordinary shares of 1.4p each. These convertible shares replicate the rights which the descendants of the Viscount would have had under his will. This class of the special shares only has a right to dividends in specified circumstances, and no dividends have yet been paid. PLC guarantees the dividend and conversion rights of the special shares.

The first Viscount wanted the trustees of the trusts he established to be Directors of PLC. On 28 February 2004 the trustees of both the charitable trusts and the will trust were:

•	Sir Michael Angus – former Chairman
•	Sir Michael Perry – former Chairman
•	Mr N W A FitzGerald – Chairman
•	Dr J I W Anderson – former Director
•	Dr A S Ganguly – former Director

On 28 February 2004, in their capacity as trustees of the two charitable trusts, they held approximately 5.38% of PLC’s issued ordinary capital.

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

If you hold Nedamtrust certificates you can attend or appoint a proxy at NV shareholders’ meetings. From 2004, Nedamtrust will automatically give you a power of attorney to vote, if you attend such meetings. If you hold Nedamtrust certificates with a bank or broker in the Netherlands and have notified the Shareholders Communication Channel (see page 51), you will receive a proxy form enabling you to authorise and instruct Nedamtrust to vote at the NV shareholders’ meeting on your behalf. Nedamtrust is obliged to follow these instructions.

For shares for which Nedamtrust does not receive instructions, Nedamtrust’s Board decides on the best way to vote the NV ordinary and preference shares it holds at shareholders’ meetings. Trust companies in the Netherlands will not usually vote to influence the operations of companies, and in the past Nedamtrust has always followed this policy. However, if a change to shareholders’ rights is proposed, Nedamtrust will let shareholders know if it intends to vote, at least 14 days in advance if possible. It will do this by advertising in the press, but it will not necessarily say which way it is planning to vote.

As a holder of Nedamtrust certificates, you can exchange your Nedamtrust certificate at any time for the underlying ordinary or preference share (or vice versa).

Hitherto the majority of votes cast by ordinary and preference shareholders at NV meetings have been cast by Nedamtrust.

Nedamtrust’s NV shareholding fluctuates daily – its holdings on 28 February 2004 were:

•	Ordinary shares of €0.51: 441 256 531 (77.20%)
•	7% Cumulative Preference Shares of €453.78: 9 820 (33.86%)
•	6% Cumulative Preference Shares of €453.78: 6 (0.00%)
•	4% Cumulative Preference Shares of €45.38: 23 (0.00%)

Material modifications to the rights of security holders
On 10 May 1999 the share capitals of NV and PLC were each consolidated (see notes to NV and PLC Dividends tables on page 161). Otherwise there have been no material modifications to the rights of security holders.

Unilever Annual Report & Accounts and Form 20-F 2003	155

Back to Contents

Analysis of shareholding

Significant shareholders of NV
As far as we are aware the only holders of more than 5% (as referred to in the Disclosure of Major Holdings in Listed Companies Act 1996 in the Netherlands) of any class of NV shares (apart from Nedamtrust, see page 155) are ING Verzekeringen N.V. and Aegon Levensverzekering N.V. The voting rights of such shareholders are the same as for other holders of the class of share indicated. Details of such holdings on 28 February 2004 are as follows:

ING Verzekeringen N.V.

•	13 361 212 (2.34%) ordinary shares (€6 790 620)
•	20 670 (71.26%) 7% Cumulative Preference Shares (€9 377 595)
•	120 092 (74.56%) 6% Cumulative Preference Shares (€54 493 740)
•	504 440 (67.26%) 4% Cumulative Preference Shares (€22 890 489)
•	21 013 355 (9.94%) 5 euro cents Cumulative Preference Shares (€953 545)

Aegon Levensverzekering N.V.

•	954 004 (0.17%) ordinary shares (€484 857)
•	4 998 (17.23%) 7% Cumulative Preference Shares (€2 266 768)
•	29 540 (18.34%) 6% Cumulative Preference Shares (€13 404 668)
•	157 106 (20.95%) 4% Cumulative Preference Shares (€7 129 159)

Some of the above holdings are in the form of depositary receipts against NV shares issued by Nedamtrust (see page 155). There have been no material changes to the holdings of significant shareholders of NV during the three years up to and including 2003.

Significant shareholders of PLC
The following table gives details of shareholders who held more than 3% of PLC’s shares or deferred stock on 28 February 2004. The voting rights of such shareholders are the same as for other holders of the class of share indicated. We take this information from the register we hold under section 211 of the UK Companies Act 1985.

		Number of	Approximate
Title of class	Name of holder	shares held	% held

Deferred Stock	Naamlooze Vennootschap Elma	£50 000	50
	United Holdings Limited	£50 000	50
Ordinary shares	Trustees of the Leverhulme Trust and the
	Leverhulme Trade Charities Trust	156 815 034	5
	The Capital Group Companies, Inc.	175 449 638	6
	Fidelity Management and Research Company	89 960 428	3

The holding by The Capital Group Companies, Inc. is on behalf of affiliated investment management companies and was first notified to PLC in November 2000. The holding by Fidelity Management and Research Company is on behalf of FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries and was first notified to PLC in September 2002. Between December 2003 and February 2004 the holding by Fidelity Management and Research Company went below 3% on two occasions. In January 2004 Barclays PLC became a significant shareholder with 3% of PLC’s ordinary shares, (the holding was primarily non-beneficial), but as at 28 January 2004 the holding fell below 3%. Otherwise there have been no other changes to the holdings of significant shareholders of PLC during the three years up to and including 2003.

Analysis of PLC registered holdings
At 31 December 2003 PLC had 93 561 ordinary shareholdings.

The following table analyses the registered holdings of PLC’s 1.4p ordinary shares at 31 December 2003:

			Number		Total
Number of shares			of holdings	%	shares held	%

1	–	1 000	35 261	37.69	19 449 068	0.67
1 001	–	2 500	26 895	28.75	44 619 046	1.53
2 501	–	5 000	15 298	16.35	54 725 709	1.88
5 001	–	10 000	8 958	9.57	63 063 798	2.17
10 001	–	25 000	4 529	4.84	68 341 543	2.35
25 001	–	50 000	1 033	1.10	35 872 805	1.23
50 001	–	100 000	507	0.54	36 122 254	1.24
100 001	–	1 000 000	765	0.82	263 590 737	9.05
Over 1 000 000			315	0.34	2 325 673 620	79.88

			93 561	100.00	2 911 458 580	100.00

156	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Information about exchange controls affecting security holders

Unilever N.V.
Under the Dutch External Financial Relations Act of 25 March 1994 the Minister of Finance is authorised to issue regulations relating to financial transactions concerning the movement of capital to or from third countries with respect to direct investments, establishment, the performing of financial services, the admission of negotiable instruments or goods with respect to which regulations have been issued under the Import and Export Act in the interest of the international legal system or an arrangement relevant thereto. These regulations may contain a prohibition to perform any of the actions indicated in those regulations without a licence. To date no regulations of this type have been issued which are applicable to Unilever N.V.

The Central Bank of the Netherlands is authorised to issue regulations with respect to reporting obligations. Pursuant to this authorisation it has issued the Reporting Obligations Balance of Payments 2003 (the ‘RR 2003’). Unilever N.V. has been appointed by the Central Bank as an institution subject to the reporting obligations and Unilever N.V. complies with such obligations.

Unilever PLC
None.

Nature of the trading market

The principal trading markets upon which Unilever shares are listed are the Euronext Stock Exchange for NV ordinary shares and the London Stock Exchange for PLC ordinary shares. NV ordinary shares mainly trade in the form of Nedamtrust Certificates and almost all the shares are in bearer form. PLC ordinary shares are all in registered form.

In the United States, NV ordinary shares in registered form and PLC American Depositary Receipts, representing four PLC ordinary shares, are traded on the New York Stock Exchange. JPMorgan Chase Bank of New York acts for NV and PLC as issuer, transfer agent and, in respect of the American Depositary Receipts, depositary.

The NV ordinary shares are also listed on the stock exchanges in Frankfurt and Zürich. These shares were also listed in London until 1 December 2003, in Paris until 11 December 2003 and in Düsseldorf, Hamburg, Munich and Berlin-Bremen until 31 December 2003.

There have not been any significant trading suspensions in the past three years.

At 28 February 2004 there were 7 538 registered holders of NV ordinary shares and 1 014 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 23% of NV’s ordinary shares were held in the United States (approximately 21% in 2002), based on the distribution of the 2003 interim dividend payments, while most holders of PLC ordinary shares are registered in the United Kingdom – approximately 99% in both 2003 and 2002.

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

If you are a shareholder of NV, you have an interest in a Netherlands legal entity, your dividends will be paid in euros (converted into US dollars if you have shares registered in the United States) and you will be subject to Netherlands tax. If you are a shareholder of PLC, your interest is in a United Kingdom legal entity, your dividends will be paid in sterling (converted into US dollars if you have American Depositary Receipts) and you will be subject to United Kingdom tax. Nevertheless, the Equalisation Agreement means that as a shareholder of either company you effectively have an interest in the whole of Unilever. You have largely equal rights over our combined net profit and capital reserves as shown in the consolidated accounts. (See Taxation for US residents on pages 159 and 160 and Equalisation Agreement on pages 152 and 153.)

Unilever Annual Report & Accounts and Form 20-F 2003	157

Back to Contents

Nature of the trading market

Share prices at 31 December 2003:
The share price of the ordinary shares at the end of the year was for NV €51.85 and $64.90 and for PLC 521p and $37.60.
Monthly high and low prices for the last six months of 2003:
	July	August	September	October	November	December

NV per €0.51 ordinary share in Amsterdam (in €)
High	50	52	54	52	52	52
Low	46	49	51	49	50	49

NV per €0.51 ordinary share in New York (in $)
High	58	58	61	61	60	65
Low	54	56	56	57	59	60

PLC per 1.4p ordinary share in London (in pence)
High	516	530	546	527	523	521
Low	475	506	514	487	505	493

PLC per American Share in New York (in $)
High	34	34	35	35	36	38
Low	31	32	33	33	34	35

Quarterly high and low prices for 2003 and 2002:
		2003	1st	2nd	3rd	4th

NV per €0.51 ordinary share in Amsterdam (in €)		High	60	59	54	52
		Low	48	46	46	49

NV per €0.51 ordinary share in New York (in $)		High	62	64	61	65
		Low	53	54	54	57

PLC per 1.4p ordinary share in London (in pence)		High	605	628	546	527
		Low	505	481	475	487

PLC per American Share in New York (in $)		High	39	39	35	38
		Low	33	32	31	33

		2002	1st	2nd	3rd	4th

NV per €0.51 ordinary share in Amsterdam (in €)		High	68	72	67	65
		Low	62	63	50	56

NV per €0.51 ordinary share in New York (in $)		High	60	67	66	65
		Low	54	57	50	58

PLC per 1.4p ordinary share in London (in pence)		High	592	659	616	633
		Low	545	554	473	562

PLC per American Share in New York (in $)		High	35	39	38	39
		Low	32	32	30	35

Annual high and low prices for 2001, 2000 and 1999:
				2001	2000	1999

NV per €0.51 ordinary share in Amsterdam (in €(a))		High		71	71	74
		Low		55	42	49

NV per €0.51 ordinary share in New York (in $)		High		65	64	88
		Low		50	40	50

PLC per 1.4p ordinary share in London (in pence)		High		610	584	695
		Low		478	335	401

PLC per American Share in New York (in $)		High		35	35	47
		Low		28	22	27

(a)	Amounts previously reported in guilders have been restated and are now reported in euros using the fixed conversion rate of €1.00 = Fl. 2.20371 that became effective on 1 January 1999.

158	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Taxation for US residents holding shares in NV

The following notes are provided for guidance. US residents should consult their local tax advisers, particularly in connection with potential liability to pay US taxes on disposal, lifetime gift or bequest of their shares.

Netherlands taxation on dividends
Dividends of companies in the Netherlands are in principle subject to dividend withholding tax of 25%. Where a shareholder is entitled to the benefits of the current Income Tax Convention (‘the Convention’) concluded on 18 December 1992 between the United States and the Netherlands, when dividends are paid by NV to:

•	a United States resident;
•	a corporation organised under the laws of the United States (or any territory of it) having no permanent establishment in the Netherlands of which such shares form a part of the business property; or
•	any other legal person subject to United States Federal income tax with respect to its worldwide income, having no permanent establishment in the Netherlands of which such shares form a part of the business property;

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

If you are an NV shareholder resident in any country other than the United States or the Netherlands, any exemption from, or reduction or refund of, the Netherlands dividend withholding tax may be governed by the ‘Tax Regulation for the Kingdom of the Netherlands’ or by the tax convention, if any, between the Netherlands and your country of residence.

United States taxation on dividends
If you are a United States shareholder, the entire dividend (including the withheld amount) will be ordinary dividend income. Under recently enacted legislation (The Jobs and Growth Tax Relief Reconciliation Act of 2003 – the 2003 Act), dividends received by an individual during taxable years before 2009 will be taxed at a maximum rate of 15%, provided the individual has held the shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and that certain other conditions are satisfied. Unilever N.V. is a qualified foreign corporation for the purposes of the 2003 Act. Dividends received by an individual for taxable years after 2008 will be subject to tax at ordinary income rates. The dividends are not eligible for the dividends received deduction allowed to corporations.

For US foreign tax credit purposes, the dividend is foreign source income, and the Netherlands withholding tax is a foreign income tax that is eligible for credit against the shareholder’s United States income taxes. However, the rules governing the US foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends eligible for the 15% maximum tax rate on dividends described above.

Under a provision of the Netherlands Dividend Tax Act, NV is entitled to a credit (up to a maximum of 3% of the gross dividend from which dividend tax is withheld) against the amount of dividend tax withheld before remittance to the Netherlands tax authorities. For dividends paid on or after 1 January 1995, the United States tax authority may take the position that the Netherlands withholding tax eligible for credit should be limited accordingly.

Netherlands taxation on capital gains
Under the Convention, if you are a United States resident or corporation and you have capital gains on the sale of shares of a Netherlands company, these are generally not subject to taxation by the Netherlands. An exception to this rule generally applies if you have a permanent establishment in the Netherlands and the capital gain is derived from the sale of shares which form part of that permanent establishment’s business property.

Netherlands succession duty and gift taxes
Under the Estate and Inheritance Tax Convention between the United States and the Netherlands of 15 July 1969, United States individual residents who are not Dutch citizens who have shares will generally not be subject to succession duty in the Netherlands on the individual’s death, unless the shares are part of the business property of a permanent establishment situated in the Netherlands.

A gift of shares of a Netherlands company by a person who is not a resident or a deemed resident of the Netherlands is generally not subject to Netherlands gift tax. A non-resident Netherlands citizen, however, is still treated as a resident of the Netherlands for gift tax purposes for ten years and any other non-resident person for one year after leaving the Netherlands.

Unilever Annual Report & Accounts and Form 20-F 2003	159

Back to Contents

Taxation for US residents holding shares in PLC

The following notes are provided for guidance. US residents should consult their local tax advisers, particularly in connection with potential liability to pay US taxes on disposal, lifetime gift or bequest of their shares.

United Kingdom taxation on dividends
Under United Kingdom law, income tax is not withheld from dividends paid by United Kingdom companies. Shareholders, whether resident in the United Kingdom or not, receive the full amount of the dividend actually declared.

A shareholder resident in the United Kingdom is entitled to a tax credit against liability for United Kingdom income tax, equal to 10% of the aggregate amount of the dividend plus tax credit (or one-ninth of the dividend). For example, a dividend payment of £9.00 will carry a tax credit of £1.00.

United States taxation on dividends
If you are a shareholder resident in the US, the dividend will be ordinary dividend income. Under recently enacted legislation (The Jobs and Growth Tax Relief Reconciliation Act of 2003 – the 2003 Act), dividends received by an individual during taxable years before 2009 will be taxed at a maximum rate of 15%, provided the individual has held the shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and certain other conditions are satisfied. Unilever PLC is a qualified foreign corporation for the purposes of the 2003 Act. Dividends received by an individual for taxable years after 2008 will be subject to tax at ordinary income rates. The dividend is not eligible for the dividends received deduction allowable to corporations. The dividend is foreign source income for US foreign tax credit purposes.

In addition, under the prior income tax Convention between the US and the UK (the ‘Prior Convention’), a US shareholder eligible for the benefits of the Prior Convention could elect to be treated for US tax purposes only as having received an additional taxable dividend. The additional deemed dividend was equal to one-ninth of the actual cash dividend received (an additional dividend of £1 in the above example). The shareholder was eligible to claim a US foreign tax credit in the amount of the additional deemed dividend. The tax credit could, subject to certain limitations and restrictions, reduce the shareholder’s US Federal income tax liability. The procedure for making this election was described in IRS Revenue Procedure 2000-13.

A new income tax Convention between the US and the UK (the ‘New Convention’) was ratified in 2003. For US persons, it became effective as to withholding taxes on 1 May 2003 and as to other taxes on 1 January 2004. Under the New Convention, US shareholders are not entitled to make the election described in the preceding paragraph. However, US shareholders may elect to remain subject to all the provisions of the Prior Convention for a period of 12 months after the date on which corresponding provisions of the New Convention would otherwise become effective. If such an election were made, the US shareholder would be eligible for the provisions of the preceding paragraph for dividends received through 30 April 2004.

UK taxation on capital gains
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

UK inheritance tax
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

160	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Dividends

Our interim ordinary dividends are normally announced in November and paid in December. Final ordinary dividends are normally proposed in February and, if approved by shareholders at the Annual General Meetings, paid in May or June.

The following tables show the dividends paid by NV and PLC for the last five years. NV dividends are per €0.51 ordinary share and PLC dividends are per 1.4p ordinary share and per depositary receipt of 5.6p. Dividends for NV have been translated into US dollars at the exchange rates prevailing on the dates of declaration. Dividends for PLC up to and including the interim dividend for 2001 have been translated into US dollars at the exchange rates prevailing on the date of payment of the sterling dividends. Following a change in practice, starting with the final dividend for 2001, PLC dividends have been translated into US dollars at the rate prevailing on the date of declaration of the dividend.

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

The dividend timetable for 2004 is shown on page 164.

NV Dividends
	2003	2002	2001	2000	1999

Interim dividend per €0.51	€0.59	€0.55	€0.50	€0.48	Fl. 0.88
Exchange rate Fl. to $					2.1173
Exchange rate € to $	1.1673	0.9820	0.9097	0.8646
Interim dividend per €0.51 (US registry)	$0.688707	$0.540100	$0.454850	$0.415008	$0.415624

Final dividend per €0.51	€1.15	€1.15	€1.06	€0.95	Fl. 1.91
Final exchange rate Fl. to $					2.4725
Final exchange rate € to $	1.2668	1.1427	0.9088	0.8827
Final dividend per €0.51 (US registry)	$1.456766	$1.314105	$0.963328	$0.838565	$0.772497

For the purposes of illustration, the US dollar dividends shown above are those paid on the €0.51 ordinary shares of NV registered in New York. The above exchange rates were those ruling on the dates of declaration of the dividend.

The final euro dividend for 2003 is payable on 14 June 2004. The dollar dividend will be calculated with reference to the exchange rates prevailing on 12 May 2004.

On 10 May 1999 the share capital was consolidated on the basis of 100 new ordinary shares with a nominal value of Fl. 1.12 (now €0.51) for every 112 existing ordinary shares with a nominal value of Fl. 1.

PLC Dividends
	2003	2002	2001	2000	1999

Interim dividend per 1.4p	6.16p	5.21p	4.65p	4.40p	3.93p
Exchange rate $ to £1	1.6910	1.5580	1.4527	1.4622	1.6002
Interim dividend per 5.6p	$0.4167	$0.3247	$0.2702	$0.2573	$0.2515

Final dividend per 1.4p	11.92p	10.83p	9.89p	8.67p	8.57p
Final exchange rate $ to £1	1.8703	1.6065	1.4591	1.4355	1.4732
Final dividend per 5.6p	$0.8918	$0.6959	$0.5772	$0.4978	$0.5050

If you are a United States resident and received dividends before 6 April 1999, under the Anglo-United States taxation treaty, you received an amount equal to the total of the declared dividend, plus the United Kingdom tax credit less withholding tax. If you are a United States resident and received dividends after 5 April 1999, you simply received the declared dividend; see Taxation for US residents on page 160. It is not possible to make a direct comparison between PLC dividends paid before and after 6 April 1999 because of the abolition of United Kingdom ACT (Advance Corporation Tax) from that date.

The final sterling dividend for 2003 is payable on 14 June 2004. The dollar dividend will be calculated with reference to the exchange rates prevailing on 12 May 2004.

On 10 May 1999 the share capital was consolidated on the basis of 100 new ordinary shares with a nominal value of 1.4p for every 112 existing ordinary shares with a nominal value of 1.25p.

Unilever Annual Report & Accounts and Form 20-F 2003	161

Back to Contents

Cross reference to Form 20-F

PART I
1		Identity of directors, senior management
		and advisers	n/a

2		Offer statistics and expected timetable	n/a

3		Key information
3	A	Selected financial data	110, 126-130, 161
3	B	Capitalization and indebtedness	n/a
3	C	Reasons for the offer and use of proceeds	n/a
3	D	Risk factors	45-46

4		Information on the company
4	A	History and development of the company	2, 17-18, 47, 115, 164
4	B	Business overview	9-14, 21-44, 45
4	C	Organisational structure	47, 142-145
4	D	Property, plant and equipment	14

5		Operating and financial review and prospects
5	A	Operating results	15-44
5	B	Liquidity and capital resources	19-20, 71
5	C	Research and development, patents and licences, etc.	10-11, 14
5	D	Trend information	7-8, 21-44
5	E	Off balance sheet arrangements	19, 97
5	F	Tabular disclosure of contractual obligations	19
5	G	Safe harbour	3

6		Directors, senior management and employees
6	A	Directors and senior management	47-48, 52-53
6	B	Compensation	54-68, 99-106
6	C	Board practices	47-53, 67
6	D	Employees	13
6	E	Share ownership	62-67, 116-124

7		Major shareholders and related party transactions
7	A	Major shareholders	154-156
7	B	Related party transactions	13-14
7	C	Interests of experts and counsel	n/a

8		Financial information
8	A	Consolidated statements and other financial information	14, 76-125, 148, 161
8	B	Significant changes	20

9		The offer and listing
9	A	Offer and listing details	158
9	B	Plan of distribution	n/a
9	C	Markets	2, 157
9	D	Selling shareholders	n/a
9	E	Dilution	n/a
9	F	Expenses of the issue	n/a

10		Additional information
10	A	Share capital	n/a
10	B	Memorandum and articles of association	Inside front cover,
47-49, 110, 148, 152-154
10	C	Material contracts	152-153
10	D	Exchange controls	157
10	E	Taxation	159-160
10	F	Dividends and paying agents	n/a
10	G	Statement by experts	n/a
10	H	Documents on display	136
10	I	Subsidiary information	n/a

11		Quantitative and qualitative disclosures about market risk	45-46

12		Description of securities other than equity securities	n/a

PART II
13		Defaults, dividend arrearages and delinquencies	n/a

14		Material modifications to the rights of security
		holders and use of proceeds	155

15		Controls and procedures	71

16		Reserved
16	A	Audit Committee financial expert	48
16	B	Code of Ethics	50
16	C	Principal accountant fees and services	50-51, 85
16	D	Exemptions from the Listing Standards for Audit Committees	n/a
16	E	Purchases of equity securities by the issuer and affiliated purchasers	n/a

PART III
17		Financial statements	n/a

18		Financial statements	72-151

19		Exhibits	*

*Filed with the United States Securities and Exchange Commission.

Unilever’s agent in the United States is Mr R Soiefer, Vice-President, Secretary and General Counsel, Unilever United States, Inc., 390 Park Avenue, New York, NY 10022-4698.

162	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Glossary

The following is intended to provide a general guide, particularly for United States readers, as to the meanings of various terms which may be used in this report. Please refer also to page 126 for definitions of specific accounting measures as they are applied by Unilever.

Term used in this report	US equivalent or brief description

Accounts	Financial statements

Associate/Associated company	A business which is not a subsidiary or a joint venture, but in which the Group has a shareholding and exercises significant influence

Called up share capital	Ordinary shares, issued and fully paid

Creditors	Accounts payable/Payables

Creditors: amounts due after more than one year	Long-term accounts payable

Creditors: amounts due within one year	Current accounts payable

Debtors	Accounts receivable/Receivables

Finance lease	Capital lease

Freehold	Ownership with absolute rights in perpetuity

Gearing	Leverage

Group, or consolidated, accounts	Consolidated financial statements

Group operating margin	Group operating profit expressed as a percentage of group turnover

Interest payable	Interest expense

Interest receivable	Interest income

Joint venture	A business which is jointly controlled by the Group and one or more external partners

Nominal value	Par value

Operating profit	Net operating income

Operating margin	Operating profit expressed as a percentage of turnover

Profit	Income (or earnings)

Profit and loss account	Income statement

Profit attributable to ordinary shareholders	Net income attributable to ordinary shareholders

Profit retained	Retained earnings

Provisions	Long-term liabilities other than debt and specific accounts payable

Reconciliation of movements in shareholders’ funds	Statement of changes in stockholders’ equity

Reserves	Stockholders’ equity other than paid-up capital

Share capital	Capital stock or common stock

Share option	Stock option

Share premium account	Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus

Shareholders’ funds	Stockholders’ equity

Shares in issue	Shares outstanding

Statement of total recognised gains and losses	Statement of comprehensive income

Stocks	Inventories

Tangible fixed assets	Property, plant and equipment

Turnover	Sales revenues

Unilever Annual Report & Accounts and Form 20-F 2003	163

Back to Contents

Financial calendar and addresses

Annual General Meetings

NV	10:30 am Wednesday 12 May 2004 Rotterdam

PLC	11:00 am Wednesday 12 May 2004 London

Announcements of results

First Quarter	28 April 2004	Third Quarter	27 October 2004
First Half Year	28 July 2004	Final for Year (provisional)	10 February 2005

Dividends on ordinary capital

Final for 2003 – announced 12 February 2004 and to be declared 12 May 2004
	Ex-dividend	Record	Payment
	date	date	date

NV	14 May 2004	13 May 2004	14 June 2004
PLC	19 May 2004	21 May 2004	14 June 2004
NV – New York Shares	14 May 2004	18 May 2004	14 June 2004
PLC – ADRs	19 May 2004	21 May 2004	14 June 2004

Interim for 2004 – to be announced 27 October 2004
	Ex-dividend	Record	Payment
	date	date	date

NV	28 October 2004	27 October 2004	26 November 2004
PLC	3 November 2004	5 November 2004	26 November 2004
NV – New York Shares	28 October 2004	1 November 2004	26 November 2004
PLC – ADRs	3 November 2004	5 November 2004	26 November 2004

Preferential dividends

NV

4% Cumulative Preference	Payable 1 January
6% Cumulative Preference	Payable 1 October
7% Cumulative Preference	Payable 1 October
€0.05 Cumulative Preference	Payable 9 June and 9 December

Contact details
Rotterdam	London	New York

Unilever N.V.	Unilever PLC	Unilever United States, Inc.
Corporate Relations Department	Corporate Relations Department	Corporate Relations Department
Weena 455, PO Box 760	PO Box 68, Unilever House	390 Park Avenue, New York
3000 DK Rotterdam	Blackfriars, London EC4P 4BQ	NY 10022-4698

Telephone +31 (0)10 217 4000	Telephone + 44 (0)20 7822 5252	Telephone + 1 212 906 3501
Telefax +31 (0)10 217 4798	Telefax + 44 (0)20 7822 6191	Telefax + 1 212 906 4666

Any queries can also be sent to us electronically via www.unilever.com/home/contactus

164	Unilever Annual Report & Accounts and Form 20-F 2003

Back to Contents

Website

Shareholders are encouraged to visit our website, www.unilever.com, which has a wealth of information about the Unilever Group.

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

Share registration

Netherlands
N.V. Algemeen Nederlands Trustkantoor ANT
PO Box 11063
1001 GB Amsterdam

Telephone	+31 (0)20 522 2555
Telefax	+31 (0)20 522 2500
e-mail	registers@ant-trust.nl

UK
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Telephone	+44 (0)870 600 3977
Telefax	+44 (0)870 600 3980
Website	www.lloydstsb-registrars.co.uk

USA
JPMorgan Service Center
PO Box 43013
Providence RI 02940-3013

Telephone	+1 781 575 4328
Telefax	+1 781 575 4082
Website	www.adr.com

Publications

Copies of the following publications can be accessed directly or ordered through www.unilever.com/investorcentre/financialreports.

Unilever Annual Review 2003
Including Summary Financial Statement. Available in English or Dutch, with financial information in euros, sterling and US dollars.

Unilever Annual Report & Accounts and Form 20-F 2003
Available in English or Dutch, with figures in euros. It includes the Form 20-F that is filed with the United States Securities and Exchange Commission.

Quarterly Results Announcements
Available in English or Dutch, with figures in euros; supplements in English, with sterling or US dollar figures, are available.

Unilever Annual Report & Accounts and Form 20-F 2003	165

Unilever N.V. Weena 455, PO Box 760 3000 DK Rotterdam The Netherlands
T	+31 (0)10 217 4000
F	+31 (0)10 217 4798

Unilever PLC PO Box 68, Unilever House Blackfriars, London EC4P 4BQ United Kingdom
T	+44 (0)20 7822 5252
F	+44 (0)20 7822 5951

www.unilever.com

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing of Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever N.V.

(Registrant)

/s/ J A A van der Bijl

(Signature) J A A van der Bijl, Joint Secretary Date: 26 March 2004

Back to Contents

Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1	Memorandum and Articles of Association of Unilever N.V., as amended[1]
2.1	Indenture dated as of August 1, 2000, among Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever United States, Inc. and The Bank of New York, as Trustee, relating to Guaranteed Debt Securities[2]
2.2	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities[3]
4.1	Equalisation Agreement between Unilever N.V. and Unilever PLC[4]
4.2	Service Contracts of the Directors of Unilever N.V.[5]
4.3	Letters regarding compensation of Directors of Unilever N.V.
4.4	Unilever North America 2002 Omnibus Equity Compensation Plan[6]
4.5	The Unilever N.V. International 1997 Executive Share Option Scheme[7]
4.6	The Unilever Long Term Incentive Plan[8]
7.1	Computation of Ratio of Earnings to Fixed Charges, Net Interest Cover and Net Interest Cover Based on EBITDA (Before Exceptional Items)[9]
8.1	List of Subsidiaries[10]
10.1	Consent of PricewaterhouseCoopers N.V. and PricewaterhouseCoopers LLP
12.1	Certifications of the Chairman and Joint Chief Executive, Vice-Chairman and Joint Chief Executive and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2003.
12.2	Certifications of the Chairman and Joint Chief Executive, Vice-Chairman and Joint Chief Executive and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2003.

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

1	Incorporated by reference to the Form 6-K furnished to the SEC on June 15, 2001.
2	Incorporated by reference to the Form 6-K furnished to the SEC on October 23, 2000.
3	Incorporated by reference to Exhibit 2.2 of Form 20-F filed with the SEC on March 28, 2002.
4	Incorporated by reference to Exhibit 4.1 of Form 20-F filed with the SEC on March 27, 2003.
5	Incorporated by reference to Exhibit 4.2 of Form 20-F filed with the SEC on March 28, 2002.
6	Incorporated by reference to Exhibit 99.1 of Form S-8 filed with the SEC on February 27, 2003.
7	Incorporated by reference to Exhibit 4.5 of Form 20-F filed with the SEC on March 28, 2002.
8	Incorporated by reference to Exhibit 4.7 of Form 20-F filed with the SEC on March 28, 2002.
9	The required information is set forth on page 126 of the Annual Report & Accounts and Form 20-F.
10	The required information is set forth on pages 142 – 145 of the Annual Report & Accounts and Form 20-F.