Form 20-F
UNILEVER N V
filed 2006-03-29
CIK 110390

As filed with the Securities and Exchange Commission on March 29, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 DECEMBER 2005
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

* For Unilever N.V. share capital, the euro amounts shown above and in the Unilever Annual Report and Accounts 2005 on Form 20-F and other official documents are representations in euros on the basis of Article 67c of Book 2 of the Civil Code in the Netherlands, rounded to two decimal places, of underlying share capital in Dutch guilders, which have not been converted into euros in Unilever N.V.’s Articles of Association. Until conversion formally takes place by amendment of the Articles of Association the entitlements to dividends and voting rights are based on the underlying Dutch guilder amounts.

Back to Contents

2005 Unilever Annual Report and Accounts

Unilever

Annual Report and Accounts 2005

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

This is our road to sustainable, profitable growth, creating long-term value for our shareholders, our people, and our business partners.

Back to Contents

Contents

Report of the Directors	03

Financial statements	73

Shareholder information	179

Unilever Annual Report and Accounts 2005	01

Back to Contents

At a glance

Turnover (€ million) Continuing operations	Operating profit (€ million) Continuing operations

Europe The Americas Asia Africa	Europe The Americas Asia Africa

Earnings per share and dividends(a)

 2005    2004

Per Ordinary €0.51 share of Unilever N.V. (€)(b)	Per Ordinary 1.4p share of Unilever PLC (€ cents)	Per Ordinary 1.4p share of Unilever PLC (pence)

Per €0.51 New York share of Unilever N.V. ($)(b)		Per 5.6p American Depositary Receipt of Unilever PLC ($)

(a)	Earnings per share are stated on a total operations basis. Dividend figures for each year comprise dividends declared or proposed for that year. Under International Financial Reporting Standards (IFRSs), dividends are only recorded against the year in which they become payable. For further information please refer to note 35 on page 145.
(b)	For Unilever N.V. share capital, the euro amounts shown above and elsewhere in this document are representations in euros on the basis of Article 67c of Book 2 of the Civil Code in the Netherlands, rounded to two decimal places, of underlying share capital in Dutch guilders, which have not been converted into euros in Unilever N.V.’s Articles of Association. Until conversion formally takes place by amendment of the Articles of Association, the entitlements to dividends and voting rights are based on the euro equivalent of the underlying Dutch guilder according to the official euro exchange rate. The term ‘shares’ as used in this document should, with respect to shares issued by Unilever N.V., be construed to include depositary receipts for shares issued by Stichting Administratiekantoor Unilever N.V., unless the context otherwise requires or unless it is clear from the nature of the notification that this is not the case. For further information please refer to page 44.
(c)	Rounded to two decimal places.
(d)	Actual dividends payable for 2005 on Unilever N.V. New York shares and American Depositary Receipts of Unilever PLC may differ from those shown above, which include final dividend values calculated using the rates of exchange ruling on 8 February 2006 (€1.00 = $1.1948, £1.00 = $1.7427).

02	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Unilever Annual Report and Accounts 2005	03

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

The two parent companies, NV and PLC, together with their group companies, operate as a single economic entity (the Unilever Group, also referred to as Unilever or the Group). NV and PLC and their group companies constitute a single reporting entity for the purposes of presenting consolidated accounts. Accordingly, the accounts of the Unilever Group are presented by both NV and PLC as their respective consolidated accounts.

Publications
This publication is produced in both Dutch and English and comprises the full Annual Report and Accounts for 2005 of the Unilever Group. This document complies with Netherlands and United Kingdom regulations. It also forms the basis of the NV and PLC Annual Reports on Form 20-F to the Securities and Exchange Commission in the United States for the year ended 31 December 2005, and cross references to Form 20-F are set out on page 191. It is made available to all shareholders who request or elect to receive it, and on our website at
www.unilever.com/investorcentre.

The separate publication, ‘Unilever Annual Review 2005’, containing a Summary Financial Statement with figures expressed in euros, with translations into pounds sterling and US dollars, is also published in Dutch and English. It is a short form document that is prepared in accordance with the United Kingdom regulations for Summary Financial Statements. The Unilever Annual Review 2005 is mailed to all registered shareholders and to other shareholders who are either entitled or have asked to receive it, and is also made available on the website at
www.unilever.com/investorcentre.

Accounting standards
With effect from 1 January 2005, Unilever adopted International Financial Reporting Standards (IFRSs) as adopted by the EU, with a transition date of 1 January 2004. For further details of this change please refer to note 35 on page 144. For Unilever, there are currently no differences between IFRSs as issued by the International Accounting Standards Board (IASB) and IFRSs as adopted by the EU, and therefore no reconciliation is presented.

Reporting currency and exchange rates
Details of key exchange rates used in preparation of these accounts are given on page 156, together with Noon Buying Rates in New York for the equivalent dates.

Basis of discussion and analysis
In parts of this document, notably the Group Chief Executive’s discussion on pages 6 and 7 and the review of operations by region on pages 26 to 28, discussion of performance is based on constant rates of exchange. This removes the impact of currency movements on translation into euros, and more clearly portrays the underlying performance of the operations themselves. The constant rate used is the annual average rate for the prior year. The year-on-year trend in euros is the same as that which would arise if the results were shown in sterling or US dollars at constant exchange rates.

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

Cautionary statement
This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’ or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

04	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Chairman’s foreword

2005 was the first year when Patrick and I worked together as respectively Group Chief Executive and Chairman. I've been delighted with how successfully our combination has developed.

I’d like to congratulate Patrick and his Executive, as well as all the staff at Unilever, for the progress made during the year. Although there is still work to do to release the full growth potential of our powerful portfolio of brands, the business has stabilised its aggregate market share, a key objective in 2005.

To ensure the business has the best structure and governance processes to deliver long-term shareholder value in the top third of our peer group, I set myself three objectives at the start of last year. These were reviewing Unilever’s dual NV/PLC structure, evaluating its corporate governance procedures and preparing for a series of Board departures over the next couple of years.

Dual structure strengths
The review of Unilever’s structure, which I led with the support of two Non-Executive Directors, as well as a team of leading independent financial and legal advisers, involved over six months of hard work. As one independent adviser commented: “It was one of the most exhaustive and thorough reviews that I have seen undertaken”.

Three important principles guided the review. First, Unilever’s commercial operations should be advanced and not prejudiced by any change. Second, any change should have tangible benefits for shareholders. Lastly, any change should improve transparency and flexibility. These principles were designed to ensure that any resulting structure serves the best interests of both the business and our shareholders.

Based on these criteria and an in-depth analysis, the Boards unanimously concluded that Unilever’s current dual structure, with some important changes, meets the needs of the business for the foreseeable future. While this conclusion might seem somewhat unexpected in an age of constant change, it is totally consistent with the review’s three guiding principles. The current structure has been and still serves as a framework by which we can benefit from the best of many cultures and influences.

Moving to a unitary structure would not only be costly and disruptive to the business but in our case would not yield the material advantages to justify it. As a result of changes made to our Boards and leadership structures at the beginning of 2005, Unilever already has operational and governance unity, with a single Chairman, a single Board with a majority of Non-Executive Directors, a single Group Chief Executive and one Executive team. The current structure does not hinder the operation of the business, its decision-making ability or organisational efficiency. Unilever might also in moving to a unitary structure lose some of the fiscal flexibility that it has under its dual structure.

Changes
This does not mean, of course, that we cannot improve our existing arrangements. The Boards will be proposing to shareholders at the May 2006 AGMs three changes to enhance balance sheet and capital structure flexibility, as well as strengthen elements of its corporate governance.

These include adapting Unilever’s constitutional arrangements to allow greater flexibility for allocating assets between both parent companies. This will ensure that the Group continues to be able to return capital to shareholders and pay dividends in the most efficient manner. To simplify the relationship between our NV and PLC shares, and provide greater transparency, we also propose establishing a one-to-one equivalence in their underlying value by splitting the NV shares and consolidating the PLC shares. Finally, we intend to allow shareholders the right to nominate candidates to the Boards, taking into account the need to ensure the unity of management. Details of all these changes are set out in the Notices convening the AGMs.

Board succession
As I mentioned earlier, one of my objectives was to prepare for Board succession. Three Non-Executive Directors will be retiring in 2006 – Bertrand Collomb, Oscar Fanjul and Hilmar Kopper. I would like to thank them for their enormous contribution over the years. This presents us with both a challenge and an opportunity to re-populate the Boards with new members who can build on our retiring members’ strengths and help take Unilever forward.

After a thorough search I am pleased to announce the nomination of four new Non-Executive Directors, all with extensive financial and business experience, to take over from the Board members retiring this year and Claudio Gonzalez who retired at the 2005 AGMs. These are Charles Golden, Executive Vice-President and CFO of Eli Lilly and Company, Byron Grote, CFO of BP p.l.c., Jean-Cyril Spinetta, Chairman/CEO of Air France-KLM S.A. and Kornelis (Kees) Storm, former Chairman of the Executive Board of AEGON N.V.

We engaged the services of two highly reputable independent search firms to help us in this task and they are also leading the evaluation of potential candidates to succeed me as Chairman in 2007.

Governance study
During 2005, we also commissioned a review of Unilever’s governance arrangements to ensure that these were best in class.

The review was conducted by independent consultants who concluded that our arrangements stood comparison with our peers. A full report was made to the Boards in the first quarter of 2006, and a range of minor changes in terms of the day-to-day operation of the Boards will be introduced during the balance of the year.

A particular pleasure for me this year has been to work with our social and environmental partners, for example with UNICEF’s Child Nutrition programme and the World Business Council for Sustainable Development. Ensuring the vitality of the societies and environments in which we operate is essential for Unilever to sustain its long-term growth.

It is good to see that the many changes that were initiated over the last 12 months have not impeded the progress of Unilever in the market place. All this progress would not be possible without the commitment and the hard work of all our 206 000 employees. Without their dedication we could not add vitality to the lives of our consumers across the globe. On behalf of the Boards I would like to convey my thanks to all of them.

Antony Burgmans
Chairman

Unilever Annual Report and Accounts 2005	05

Back to Contents

Group Chief Executive

Here Patrick Cescau, Group Chief Executive, talks about performance in 2005 and looks ahead to what needs to be achieved over the next 12 months.

What was the key challenge for 2005?
At the start of 2005 it was clear what we had to do. We had to restore our competitiveness in the market and get the business growing again.

But we had to do it in a way that we can sustain for the long term, creating value and unlocking our full potential.

How did you set about tackling this challenge?
Our approach was simple – to focus on three things that matter.

First, to make our portfolio work harder for us, with sharper priorities and resource allocation. Secondly, better execution, especially in the areas of marketing and customer management. And, finally, create a more agile ‘One Unilever’ organisation, aligned behind a single strategy, with the right people in the right jobs, delivering quality and speed of execution.

What were the priorities and why did you focus on these areas?
We focused on building on our strengths in developing and emerging (D&E) markets, vitality and Personal Care. They are areas of strength for Unilever where we have performed well, with good growth and profitability.

Regaining momentum in Europe was an equally important priority.

Overall, what results have been achieved by following this approach?
We have made real progress. In 2005 underlying sales growth was 3.1%, significantly ahead of a flat 2004, and in line with our markets. Growth momentum has improved steadily throughout the year and has been driven by volume.

I’m also pleased to report that our growth rates improved across most of our major markets and in most categories. These figures are a real testament to the hard work of our people, the strength of our brands and the resilience of our business.

Restoring growth required a step up in investment behind our brands. In 2005, we invested an extra €500 million in advertising and promotions. We also invested significantly to reduce prices, especially in Europe, and offer better value to the consumer in selected categories and markets.

Our savings programmes generated more than €700 million in 2005 and helped fund the additional investment in our brands and absorb the impact of higher input costs.

Why has Personal Care played a key role in the strategy?
Personal Care is one of our traditional strengths and accounts for around a quarter of sales, so it was vital we delivered real growth.

Over the last year or so, Personal Care has been achieving growth levels that are up with the best at more than 6%. And we have delivered broad-based share gain across most of our biggest markets and strong profitability.

Key to this success are our brands. The big global brands such as Axe, Dove, Lux, Rexona and Sunsilk all performed and delivered growth. Smaller, more local brands such as Clear and Lifebuoy also pulled their weight.

What role has vitality played in the progress that’s been achieved?
Vitality unites us as a mission and resonates with our customers and consumers.

Our mission is to help people feel good, look good and get more out of life and this underpins everything we do.

It is the inspiration for innovations that are driving growth across the entire product portfolio. Lipton and AdeS – healthy and refreshing beverages; Dove – the Campaign for Real Beauty; and healthier choices in ice cream.

In Foods, for instance, our Knorr Vie mini shots, which help you on your way towards your daily fruit and vegetable needs, have done extremely well in Europe. We have revitalised Lipton in the US by stressing its natural health benefits with its ‘AOX’ antioxidant seal, and this has produced good share gain especially in the ready-to-drink market.

In Home and Personal Care our Dove Campaign for Real Beauty, which offers consumers a broader, healthier view of female beauty, has played a central role in the brand’s continued growth, while programmes to encourage hygienic handwashing in India have improved sales of Lifebuoy.

You mentioned developing and emerging markets. Why are these so important to Unilever?
D&E are rapidly growing markets – the forecast is that they will account for 90% of the world’s population by 2010. We have long-established local roots in these markets, which gives us a competitive advantage, and we need to capitalise on this opportunity.

In 2005 we delivered a strong performance in all major D&E markets in Foods, Home Care and Personal Care. And for the first time, our D&E sales, at 38%, exceeded our sales in Western Europe.

The reason for our success here is partly due to our well-established distribution strength in both the traditional and modern trade and also to our ability to adapt excellent global brand concepts, such as the Omo ‘Dirt is Good’ campaign, to local markets. In Turkey, for instance, this enabled us to regain market leadership with double-digit growth.

But what has been achieved in Europe and North America?
Our sustained recovery in the US is great news for us. In one of the world’s most competitive markets we grew by 3.2% with strong performances from both Foods and Home and Personal Care.

Europe has been an area that needed our attention. A healthy European business matters to Unilever. It delivers a large proportion of our sales – 41% in 2005 – and is an important source of profit.

Looking at our performance, Central and Eastern Europe performed strongly in 2005 with Russia, for example, delivering around 20% growth. So the challenge is Western Europe. And the issue here is growth, not profitability.

Western Europe is an extremely tough competitive environment and to turn the business around we are having to do things differently. We have addressed pricing in selected markets and categories and by doing so are now offering consumers better value.

06	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Group Chief Executive
(continued)

We are also increasing choice by extending our product portfolio – ice cream value ranges, for example – and by moving into a wider range of channels. And we are delivering innovation – new heart health ranges and Sunsilk styling are just two examples, which are being backed by increased marketing investment.

What are you doing to build capabilities across the business?
This is another area we are investing in. Customer management is a strategic priority and our team is implementing an improvement programme market by market, with outstanding results.

An important element of this programme is combining our Foods and HPC sales teams so that we can present a single, integrated face to our customers and leverage our scale. The programme developed in the USA has been rolled out in France, Germany and the Netherlands and will be extended to other markets in 2006.

By working closely with our customers such as Carrefour, Tesco and Wal-Mart we are increasing the value that we can gain by doing business together.

We are also improving our marketing capabilities. For example, we will craft more of our global brand mixes to the standards set by the best of our brands. And we intend to get more out of the investment in our brands whether it be in advertising or in R&D.

In 2004 you announced ‘One Unilever’ as a way of simplifying the business and generating savings. Has it achieved this?
Our ‘One Unilever’ programme is all about making us fit to compete. It has achieved a great deal in simplifying our business and leveraging our scale more effectively.

We have merged our operations in countries so that, at the end of 2005, almost 80% of our turnover is managed through ‘One Unilever’ organisations.

We will continue with its implementation in 2006 with our priorities being to put in place a single management team in all markets. Most of our top 20 markets report directly to UEx. There will be a further reduction in the management headcount and simplified, standardised business services up and running, with a substantial proportion outsourced.

By the end of 2006, ‘One Unilever’ will deliver €700 million savings and €1 billion by the end of 2007. But the biggest benefit for us is that we now have ‘one face’ for our customers and consumers, as well as being faster and more disciplined. In other words we are fit to compete.

What is driving the decisions you are making relating to the portfolio?
In 2005 we reviewed and sharpened our portfolio strategy. It is an essential building block that gives us clarity – it identifies the best opportunities for sustainable long-term growth, enables us to make choices and to allocate resources according to those choices. It then allows us to drive disciplined execution.

We had to take decisive action on parts of our portfolio where we had reached a strategic cross-roads.

The sale of UCI (Unilever Cosmetics International) and the recent announcement of our intention to sell the majority of our European frozen foods business were tough decisions. We made them because it was clear we would not be able to grow these businesses in the long term which is fundamental to future value creation. We felt we had better opportunities to invest in and that these businesses would perform better in the hands of owners to whom they were a top priority.

As we move forward we will continue to invest behind our best growth opportunities, channelling more of our resources into building leading positions in high growth areas.

Continuing to look forward, what are your priorities for 2006 and beyond?
Our priorities will not change. We will continue to build on the stronger focus we now have. UEx believes that the portfolio is in good shape; all parts of our business have an important role to play in delivering growth, but it’s not always the same role.

Obviously I can’t disclose all our intentions in detail. But I would like to give you some insight into our priorities for 2006.

You will not be surprised to hear that our plans include capitalising on the high-growth potential of D&E markets such as China, India and Russia. Or that in Personal Care, we will be building on our leading market positions in deodorants and personal wash. And that vitality will continue to be at the heart of our innovation programme.

Unilever is now in better shape, with increased competitiveness and growth. What’s your summary of 2005?
We have achieved a tremendous amount in 2005 – organisational change, improved capabilities and restored growth. Our people have much to make them proud.

The Unilever team has worked together to create a momentum that will help us rise to the challenges of the year ahead. There is still a great deal to do, but we know the categories, segments, brands and countries that will drive growth. And we are now rigorously deploying our funds and resources behind our best opportunities.

We have the right structure to deliver and the processes in place to make sure that we execute against our priorities. Our people are clear about what they need to do.

We will build on what we achieved in 2005 and deliver the results we have promised for 2006. This will unlock more of the unique potential of Unilever. I passionately believe that we can now compete to win.

Unilever Annual Report and Accounts 2005	07

Back to Contents

[THIS PAGE HAS BEEN DELIBERATELY LEFT BLANK]

08	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors
About Unilever

Unilever Annual Report and Accounts 2005	09

Back to Contents

About Unilever

Description of business
Unilever is one of the world’s leading suppliers of fast moving consumer goods across foods, home and personal product categories. Unilever’s portfolio includes some of the world’s best known and most loved brands.

Regions
Three regional teams are responsible for managing Unilever’s business in the regions, and for market operations. They are primarily responsible for winning with customers and deploying brand events and innovations effectively. The regions are fully accountable for the profit performance of our business, as well as growth, cash flows and the in-year development of market shares.

The Europe region includes our operations in Western Europe and in Central and Eastern Europe, and in 2005 accounted for approximately 41% of our business on a turnover basis. The Americas region includes our operations in North America and Latin America and represented around 33% of our business. Our Asia Africa region accounted for 26% of our business, and includes our operations in the Middle East, Turkey, Africa, Asia and Australasia.

Categories
Two category teams cover Foods and Home and Personal Care, and are responsible for each category and the brands therein. They are fully responsible for brand development and innovation, as well as brand and category management. Categories also lead some elements of the supply chain and are accountable for long-term value creation in the business, as measured by market share development, category growth, innovation metrics and brand health.

For more information about our two categories and their innovation activities during 2005 please refer to pages 29 and 30.

Functions
Our five support functions (Finance, HR, IT, Communications and Legal) provide value-adding business partnership, strategic support and competitive services to the whole business (especially the regional and category organisations). They are organised around the model of business partners, shared services and expertise teams.

Brands
Our Foods category manages brands in four groups:

Savoury and dressings includes sales of soups, bouillons, sauces, snacks, mayonnaise, salad dressings and olive oil. Among the leading brands are Knorr, Hellmann’s, Calvé, Wishbone, Amora and Bertolli.

Spreads and cooking products includes sales of margarines, spreads and cooking products such as liquid margarines. Our most important brands in this group are our healthy heart Becel and Flora ranges, together with our family brands including Rama, Blue Band and Country Crock.

Beverages includes sales of tea, where our brands include Lipton and Brooke Bond, weight management products, principally Slim•Fast, and nutritionally enhanced staples sold in developing markets, including our Annapurna and AdeS ranges.

Ice cream and frozen foods includes our sales of ice cream under the international Heart brand, including Cornetto, Magnum, Carte d’Or and Solero, and also Ben & Jerry’s, Breyers, Klondike and Popsicle. Our frozen foods brands include Iglo, Birds Eye and Findus.

In addition to these groups, our Unilever Foodsolutions business is a global food service business providing solutions for professional chefs and caterers. Its results are reported within those for the groups above.

Our Home and Personal Care category manages brands in two main groups:

In Personal Care, six global brands are the core of our business in the deodorants, skin cleansing, daily hair care and mass-market skin care categories – Axe, Dove, Lux, Pond’s, Rexona and Sunsilk. Other important brands include Suave, Clear, Lifebuoy and Vaseline, together with Signal and Close Up in oral care.

Our Home Care ranges include a series of laundry products, including tablets as well as traditional powders and liquids for washing by hand or machine. Tailored products including soap bars are available for lower-income consumers. Our brands include Comfort, Omo, Radiant, Skip, Snuggle and Surf. Our household care products are led by our Cif and Domestos brands.

People

Number of employees
Year end in thousands	2005	2004	2003	2002	2001

Europe	49	52	55	60	71
The Americas	47	47	50	53	60
Asia Africa	110	124	129	134	134

Total	206	223	234	247	265

At Unilever our people are at the centre of everything we do. We give priority to their professional fulfilment, their work-life balance and their ability to contribute equally as part of a diverse workforce.

Our people’s creativity, energy and passion drive our business. One of our ongoing goals is to help our business leaders connect to our people around the world and achieve a shared understanding of our business objectives and future challenges. In January 2006 at Unilever’s leadership forum Group Chief Executive Patrick Cescau presented Unilever’s change agenda, a set of common initiatives which will be adopted throughout Unilever.

We want to attract innovative individuals who relish real-life challenges. Questions like “Can you think of 101 new things to do with egg yolks and oil?”, which appeared in one of our recent recruitment ads, lie at the heart of a new and competitively different strategy to win the battle for the world’s top talent.

10	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

About Unilever
(continued)

As ‘One Unilever’ we can now take a holistic view of our global marketing capability and manage and deploy our talent more strategically. Overseen by the new post of Chief Marketing Officer we have developed Group-wide programmes to improve our skills, tools and career paths, with an unprecedented focus on brand building and development to support our new structure. Via our Marketing Academy we have also adopted a more applied, business-led approach to training, underpinned by common toolsets and data.

Unilever's mission is to add vitality to life. That includes encouraging greater vitality among our staff in a programme that encompassed the broad concepts of ‘fitness of body’ and ‘fitness of heart, mind and spirit’. Designed to help them manage their personal energy and resilience in the face of change, as well as striking a good work-life balance, among other objectives, the first step of the programme was an Enjoy Nutrition campaign. This provided staff with important nutritional information, such as advice on how to reduce consumption of sugar, salt and unhealthy fats. We also piloted nutritional training for our chefs and external suppliers so that our canteens and restaurants could offer healthier options.

In today's global markets, Unilever's international heritage helps us compete. Our deep roots in over 100 countries worldwide give us a powerful competitive advantage, enabling us to adapt our global brands to local consumers’ needs. To help us understand their needs more fully we’ve introduced a diversity programme so that our staff reflect our consumers’ diversity more closely in gender, ethnicity and many other ways.

Diversity is already very evident. For example, our top 1 000 managers span 45 nationalities. With new initiatives, including local Diversity Boards and toolkits, we hope to encourage diversity deeper into our organisation.

In Unilever, by embracing our differences, we create an environment that inspires people to contribute to our business. We encourage people to be themselves within a framework of shared values and goals. This means giving full and fair consideration to all applicants and continuing development to all employees, regardless of gender, nationality, race, creed, disability, style or sexuality.

Unilever’s success depends on the economic health of the countries in which it operates. In an extensive research project with Oxfam GB and Novib (Oxfam Netherlands) ‘Exploring the links between business and poverty reduction: A case study on Indonesia’, we examined the impact our local business has on the country’s economic well-being. Unilever Indonesia employs about 5 000 direct employees and contract workers. The research found that indirectly this manufacturing activity supports around 300 000 full-time equivalent jobs in our ‘value chain’ – the chain that stretches from raw materials suppliers through manufacturing to distribution and retailing to consumers. Such employment and the wealth that it spreads around can make a significant contribution to reducing poverty.

Environment and corporate responsibility
We seek to manage and grow our business around the world in a responsible and sustainable fashion. The values and standards by which we expect to be judged are set out in our Code of Business Principles.

We aim to share these standards and values with our suppliers and contractors through our Business Partner Code which, in turn, is based on our Code of Business Principles. It sets out standards on ten key points of business integrity, labour standards, consumer safety and the environment.

The long-term success of our business is intimately linked with the vitality of the environment and the communities in which we operate. More than two-thirds of our raw materials come from agriculture, while water and other natural resources play an equally critical role in our business. To ensure we protect these key resources, we have clear, long-term eco-efficiency objectives and targets for our manufacturing operations, as well as three sustainability initiatives on water, agriculture and fish. Over the last ten years, we have continued to improve our eco-efficiency performance across all of our seven key environmental parameters which we use to measure the emissions from our factories and set future reduction targets. In 2004 (the latest year for which figures are available) we continued to improve on our 2003 performance but did not meet all our targets.

The strength of our commitment to sustainability is reflected in the fact that we remain the leading food company in the Dow Jones Sustainability World Index.

In 2005 we spent around €79 million on our voluntary initiatives in communities around the world. This increase on our 2004 contribution of €65 million is partly due to the overwhelming response of our business to the plight of the December 2004 Asian tsunami victims.

Our Close Up toothpaste brand launched Project Smile to bring much-needed oral health care products and advice to people in rural Nigeria where only around 60% of the population use toothpaste. The campaign involved retailers of all sizes, including the very smallest, as partners. We created branded kiosks – tiny shops – to promote Close Up, and these gave an opportunity to unemployed young people to make a living by creating new long-term outlets, as well as offering existing retailers a way to showcase their wares. The success of the campaign meant it was quickly extended into towns and cities and over the year sales rose by 35%.

With its global supply chain, Unilever has a major role to play in caring for the environment. We believe that acting responsibly creates advantages for our business, as well as helping to address environmental concerns. For example, ensuring a sustainable supply of raw materials, such as palm oil, is essential for the long-term wealth of our business. Of course, due to the scale and complexity of this issue, we cannot do this alone. A multi-stakeholder approach is required, which is why we co-founded the Roundtable on Sustainable Palm Oil (RSPO) in 2004.

Unilever Annual Report and Accounts 2005	11

Back to Contents

About Unilever
(continued)

The RSPO, which includes palm oil growers and processors, consumer goods manufacturers, retailers, investors and a number of social and environmental non-governmental organisations, now has over 100 members. As the largest consumer goods company on the RSPO Board, we have gained significant insights. Key developments during 2005 included the adoption of the principles and criteria for Sustainable Palm Oil Production – elements of sustainability ensuring that production is economically viable, environmentally appropriate and socially beneficial.

The widely discussed Dove Campaign for Real Beauty has played a key role in highlighting the need for a broader, more inclusive definition of beauty, beyond the stereotypical super-model image. With our Dove Self-Esteem Fund, which is a cornerstone of the brand’s long-term growth strategy, we’re going even further. Together with partners such as the Girl Scouts in the US and the UK’s Eating Disorder Association, we’re funding educational ‘Body Talk’ programmes in schools to help young people develop stronger body-related self-esteem. By 2008 our aim is to have reached 1 million children.

In Brazil, a recycling project has created jobs and brought commercial advantages. An exclusive recycling partnership with a major Brazilian retailer, Pao de Acucar, has not only given Unilever’s brands greater in-store prominence at no extra cost but also provided employment to more than 300 local people. Under the award-winning scheme, a co-operative of local people collects, recycles and sells used packaging deposited at recycling stations outside the retailer’s supermarkets. In addition to having Unilever’s logo on the stations, our participating brands, Hellmann’s, AdeS, Omo and Rexona, appear on point-of-sale information and educational materials, raising their profile.

By reducing waste, Unilever has also succeeded in reducing its costs. Using the same methodology employed in our highly successful Medusa water conservation programme, we expect to reduce waste levels for disposal by 30% from our manufacturing sites in the Asia Africa region between 2005 and 2006. Under our new Triple ‘R’ (Reduce, Re-use, Recycle) programme, the sites are collaborating to share best practice and setting targets to reduce waste levels and disposal costs. In 2006 we’ll launch a similar initiative, Electra, to reduce energy consumption in Latin America.

The health of our staff is a priority for Unilever worldwide. In some regions HIV/AIDS poses a serious risk to our employees and communities. Using the experience gained from dealing with AIDS in our own workplace over the last 25 years, we have worked in partnership to share our learning with international bodies such as the Global Business Coalition on HIV/AIDS. More locally, we work with groups such as the South African Business Coalition on HIV/AIDS, with whom we co-developed a well-respected toolkit to help businesses tackle the disease effectively. In Kenya we have formed a partnership with the German aid agency GTZ to share good practice with the wider community, including schools and smallholder tea growers.

In 2005 we launched a searchable database where consumers can find out exactly what ingredients are used in our Home and Personal Care products in Europe. Access to the database is through Unilever’s website at www.unilever.com/ourvalues. Visitors select their country and preferred language before choosing a brand and product. A single click then reveals the full list of ingredients. Allergy sufferers can check the presence of ingredients to which they could be sensitive. Further help is available through the brand carelines (telephone numbers are listed on the website) and there is additional information on our website about the chemicals Unilever uses in its products.

Millions of people suffer from heart disease every year. The World Heart Federation (WHF) is committed to helping the prevention and control of heart disease and stroke and is made up of over 150 medical societies and heart charities from 100 low and middle-income countries. We are a key sponsor of World Heart Day each September and our Becel/Flora brand’s partnership with the WHF means that we work together to increase public awareness of heart disease and its risk factors. For example in Greece our Becel pro•activ brand teamed up with the Cardiologists Foundation to bring free cholesterol testing, heart checks and health advice direct to people’s homes and school halls on the remote Greek islands of the eastern Mediterranean. In Sweden we ran a lecture tour on cholesterol, while in Finland our Foodsolutions business worked with the Finnish Heart Foundation to support national Heart Week with healthy food and recipes.

Information technology
We are driving towards regional convergence of systems, processes and organisation to support the operation of the new Unilever business model.

In Europe, we have continued to progress the project to implement the single European Enterprise system. Successful 2005 implementations were performed in France, Germany, the Netherlands and Russia. We have also delivered a further nine countries onto the European customer relationship management system, covering primary sales force support and tele-business for Foodsolutions. An artwork management system commenced deployment in HPC and Foodsolutions; this system is now used by 2 200 users across Europe. With increasing dependence upon regional applications, resilience and recovery become even more critical. In mitigation we have constructed and commissioned an additional world class data centre to ensure full European backup and recovery capability.

In Latin America, we have made significant progress towards the goal to operate as one business. This will be fully complete in July 2006, delivering a single system, process and information system for all operating companies in Latin America. In North America, we reached a regional agreement with Dell Computer Corp. to provide and manage PC equipment and support, including a technology update. A new regional supply chain planning solution was developed and implemented in the HPC business; Foods will go live by the end of the first quarter of 2006.

In Asia Africa, the focus has been to deepen the penetration of the regional standard application portfolio. By the year end we had implemented the demand and supply network planning tool in thirteen countries and the Unilever standard data warehouse in fourteen countries, and twelve countries now use the regional eCommerce hub. In India, a system to manage pricing / promotions into our dealers, with a capability for e-Claims settlement and self-service was successfully rolled out to 1 500 stockists. This is planned for completion at all 6 000 stockists by

12	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

About Unilever
(continued)

March 2006. We have completed the implementation of an SAP based system, which simplifies and harmonises processes across Arabia, Israel and Turkey – a project successfully delivered in an extremely challenging environment.

An initiative to standardise operational IT processes and procedures globally started in 2005 and has delivered on plan. We have set world-class objectives for this programme and the implementations in 2005 won the ‘best project of the year’ in the 2005 ITsmf awards. To support the innovation agenda, the internal management system had a significant upgrade and has been deployed to 16 000 users world-wide.

Corporate venture activities
Unilever has allocated €250 million to its venturing activities in order to create business opportunities that will help build our core business interests in Foods and Home and Personal Care. These activities include:
•	Unilever Technology Ventures, which invests in technology funds and start up companies. Investments have been made in haplotyping genomics technology, systems biology, radio frequency identification, water purification and surface chemistry.
•	Unilever Ventures, which is an early-stage business development fund for businesses from both inside and outside Unilever. Investments include Persil Services in the UK, Pond’s Institute Beauty Centre in Spain and the Biotechnology Application Centre in the Netherlands.
•	Langholm Capital, which is an independent fund investing in private European companies with above-average longer-term growth prospects. Investments include Physcience, a supplements business in France, Lumene, a natural personal care business in Finland, Dorset Cereals in the UK and Just Retirement, a financial services business in the UK.

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

We support efforts to create a more open competitive environment through the liberalisation of international trade. We support the full implementation of the Single European Market and inclusion of other European countries in the European Union.

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

Seasonality
Certain of our businesses, such as ice creams, are subject to significant seasonal fluctuations in sales. However, Unilever operates globally in many different markets and product categories. No individual element of seasonality is likely to be material to the results of the Group as a whole.

Related party transactions
Transactions with related parties are conducted in accordance with the transfer pricing policies described in note 1 on page 85 and consist primarily of sales to joint ventures and associates. Other than those disclosed in this report, there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2005 or the preceding year.

In approximately 40 countries, our associated company, JohnsonDiversey Inc., acts as Unilever’s sole and exclusive sales agent for professional channels, in respect of cleaning products, in return for which it receives an agency fee. In 2004 Patrick Cescau, Group Chief Executive, purchased a house from a group company ultimately owned by NV. The full Boards, acting on the recommendation of the Remuneration Committee and without participation of Mr Cescau, gave their prior approvals to the purchase, which was made at full market value based on two independent valuations of the property.

Further information is given in note 32 on page 142.

Intellectual property
We have a large portfolio of patents and trademarks, and we conduct some of our operations under licences which are based on patents or trademarks owned or controlled by others. We are not dependent on any one patent or group of patents. We use our best efforts to protect our brands and technology.

Unilever Annual Report and Accounts 2005	13

Back to Contents

About Unilever
(continued)

Description of our properties
We have interests in properties in most of the countries where there are Unilever operations. However, none is material in the context of the Group as a whole. The properties are used predominantly to house production and distribution activities and as offices. There is a mixture of leased and owned property throughout the Group. There are no environmental issues affecting the properties which would have a material impact upon the Group, and there are no material encumbrances on our properties. Any difference between the market value of properties held by the Group and the amount at which they are included in the balance sheet is not significant. Please refer to the schedule of principal group companies and non-current investments on page 167 and 168 and details of property, plant and equipment in note 11 on page 100.

We currently have no plans to construct new facilities or expand or improve our current facilities in a manner that is material to the Group.

Legal and arbitration proceedings and regulatory matters
We are not involved in any legal or arbitration proceedings and do not have any obligations under environmental legislation which might lead to material loss or expenditure in the context of the Group results. None of our Directors or Officers are involved in any such material legal proceedings.

In 1999, NV issued 211 473 785 €0.05 (Fl.0.10) cumulative preference shares, with a notional value of €6.58 (Fl.14.50), as an alternative to a cash dividend. In March 2004, NV announced its intention to convert part (€6.53 – equivalent to Fl.14.40) of the notional value of the preference shares, in accordance with its Articles of Association, into NV ordinary shares in the first quarter of 2005. A number of holders of preference shares raised objections to the conversion, claiming that NV is obliged to buy the preference shares back for an amount of €6.58, the amount of the cash dividend in 1999. A group of holders of preference shares requested the Enterprise Chamber of the Amsterdam Court of Appeal to conduct an inquiry into the course of affairs surrounding the preference shares. On 21 December 2004, the Enterprise Chamber decided to order an inquiry; an additional request to forbid NV to convert the preference shares was rejected. NV lodged an appeal with the Dutch Supreme Court against the decision of the Enterprise Chamber, which was dismissed. As at the date of this Report, the inquiry is ongoing.

On 15 February 2005, after close of trading, NV converted part of the notional value of the preference shares into NV ordinary shares. The value, which the holders of the preference shares received upon conversion, was €4.55 for each preference share.

As a consequence of the conversion, the notional value of the preference shares was reduced to €0.05 (Fl.0.10) and pursuant to the Articles of Association of NV the preference shares could be cancelled upon repayment of this remaining notional value. On 4 May 2005, the Enterprise Chamber of the Amsterdam Court of Appeal rejected another request of a group of holders of preference shares which was aimed to prohibit NV from cancelling the preference shares. This group lodged an appeal to the Dutch Supreme Court on 4 August 2005 against the decision given on 4 May 2005. The Dutch Supreme Court has not yet decided on this case. On 10 May 2005, NV’s Annual General Meeting decided to cancel the preference shares. Cancellation took effect as of midnight on 13 July 2005.

Both groups of former preference shareholders have requested the Rotterdam District Court to nullify the NV Board’s decision to convert the preference shares, claiming that this decision was unreasonable.

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

During 2004 the Federal Supreme Court in Brazil (local acronym STF) announced a review of certain cases that it had previously decided in favour of taxpayers. Because of this action we established a provision in 2004 of €169 million for the potential repayment of sales tax credits in the event that the cases establishing precedents in our favour are reversed.

Also during 2004 in Brazil, and in common with many other businesses operating in that country, one of our Brazilian subsidiaries received a notice of infringement from the Federal Revenue Service. The notice alleges that a 2001 reorganisation of our local corporate structure was undertaken without valid business purpose. If upheld, the notice could result in a tax claim in respect of prior years. The 2001 reorganisation was comparable with that used by many companies in Brazil and we believe that the likelihood of a successful challenge by the tax authorities is remote. This view is supported by the opinion of outside counsel.

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

14	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors
Financial and operating reviews

Unilever Annual Report and Accounts 2005	15

Back to Contents

Financial Review
Non-GAAP measures

Certain discussions and analyses set out in this Annual Report and Accounts include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRSs or US GAAP. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable to similarly titled amounts reported by other companies. Definitions of non-GAAP measures and reconciliations to GAAP measures are provided on pages 17 to 19.

Measures of long term value creation
Unilever’s ambition for the creation of value for shareholders is measured by Total Shareholder Return over a rolling three year period compared with a peer group of 20 other companies. Unilever believes that the contribution of the business to this objective can best be measured and communicated to investors through the following measures:

•	The delivery, over time, of Ungeared Free Cash Flow (UFCF), which expresses the translation of profit into cash, and thus longer term economic value; and

•	The development, over time, of Return on Invested Capital (ROIC), which expresses the returns generated on capital invested in the company.

Unilever communicates progress against these measures annually, and management remuneration is aligned with these objectives. The UFCF over a three year period is incorporated as a performance element of Unilever’s management incentive scheme.

UFCF and ROIC are non-GAAP measures under IFRSs and US GAAP. We include them in this respect since they are the way in which we communicate our ambition and monitor progress towards our longer-term value creation goals and in order to:

•	Improve transparency for investors;

•	Assist investors in their assessment of the long-term value of Unilever;

•	Ensure that the measures are fully understood in light of how Unilever reviews long-term value creation for shareholders;

•	Properly define the metrics used and confirm their calculation;

•	Share the metrics with all investors at the same time; and

•	Disclose UFCF as it is one of the drivers of management remuneration and therefore management behaviour.

As investor measures, we believe that there are no GAAP measures directly comparable with UFCF and ROIC. However, in the tables on pages 17 and 18, we reconcile each as follows: UFCF to cash flow from operating activities and also to net profit; ROIC to net profit.

Unilever cautions that, while UFCF and ROIC are widely used as tools for investment analysis, they are not defined terms under IFRSs or US GAAP and therefore their definition should be carefully reviewed and understood by investors. Investors should be aware that their application may vary in practice and therefore these measures may not be fully comparable between companies. In particular:

•	Unilever recognises that the usefulness of UFCF and ROIC as indicators of investment value is limited, as such measures are based on historical cost information;

•	UFCF and ROIC measures are not intended to be a substitute for, or superior to, GAAP measures in the financial statements;

•	The fact that ROIC is a ratio inherently limits its use, and management uses ROIC only for the purposes discussed above. The relevance and use of net profit for the year (being the most relevant comparable GAAP measure) is clearly more pervasive; and

•	UFCF is not the residual cash available to pay dividends. It is broadly available to cover the servicing of debt along with other non-discretionary expenditures that have not been deducted from this measure.

16	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Financial Review
Non-GAAP measures (continued)

Ungeared free cash flow
UFCF expresses the generation of profit by the business and how this is translated into cash, and thus economic value. It is therefore not used as a liquidity measure within Unilever. The movement in UFCF is used by Unilever to measure progress against our longer-term value creation goals as outlined to investors.

UFCF is cash flow from group operating activities, less capital expenditure, less charges to operating profit for share-based compensation and pensions, and less tax (adjusted to reflect an ungeared position), but before the financing of pensions.

The reconciliation of UFCF to the GAAP measures net profit and cash flow from operating activities is as follows:

	€ million	€ million
	2005	2004

Net profit	3 975	2 941
Taxation	1 301	836
Share of net profit of joint ventures/associates and other income from non-current investments	(55)	(95)
Net finance costs	618	631
Depreciation, amortisation and impairment	1 274	2 063
Changes in working capital	193	547
Pensions charges in operating profit less payments	(532)	(472)
Movements in provisions less payments	(230)	574
Elimination of profits on disposals	(789)	(308)
Non-cash charge for share-based compensation	192	218
Other adjustments	(23)	(10)

Cash flow from operating activities	5 924	6 925

Less charge for share-based compensation	(192)	(218)
Add back pension payments less pension charges in operating profit	532	472
Less net capital expenditure	(813)	(869)

Less tax charge adjusted to reflect an ungeared position	(1 440)	(964)

Taxation on profit	(1 301)	(836)
Tax relief on net interest expense	(139)	(128)

Ungeared free cash flow	4 011	5 346

The tax charge used in determining UFCF can be either the income statement tax charge or the actual cash taxes paid. Our consistently applied definition uses the income statement tax charge in order to eliminate the impact of volatility due to the variable timing of payments around the year end. For 2005 and 2004 the income statement tax charge on this basis is materially impacted by the tax effect of non-cash charges for the impairment of Slim•Fast and certain other non-cash items. UFCF based on actual cash tax paid would be €3.7 billion (2004: €4.8 billion).

UFCF reported in the 2004 Annual Report and Accounts was based on cash flow from group operating activities, less capital expenditure and financial investment less a tax charge adjusted to reflect an ungeared position. This measure is the same as defined above in all respects except for the non-cash charge for share-based compensation less payments of €545 million (2004: €(114) million), the non-cash charge for pensions less payments of €(532) million (2004: €(472) million) and net financial investment of €33 million (2004: €43 million), resulting in UFCF on this basis of €4 057 million (2004: €4 803 million).

Unilever Annual Report and Accounts 2005	17

Back to Contents

Financial Review
Non-GAAP measures (continued)

Return on invested capital
Return on invested capital (ROIC) expresses the returns generated on capital invested in the company. The progression of ROIC is used by Unilever to measure progress against our longer-term value creation goals outlined to investors.

ROIC is profit after tax but excluding net interest on net debt and impairment(a) of goodwill and indefinite-lived intangible assets both net of tax, divided by average invested capital for the year. Invested capital is the sum of property, plant and equipment and other non-current investments, software and finite-lived intangible assets, working capital, goodwill and indefinite-lived intangible assets at gross book value and cumulative goodwill written off directly to reserves under an earlier accounting policy.

The reconciliation of ROIC to the GAAP measure net profit is as follows:

	€ million	€ million
	2005	2004

Net profit	3 975	2 941
Add back net interest expense net of tax	424	431
Add back impairment charges net of tax(a)	245	536

Profit after tax, before interest and impairment of goodwill and indefinite-lived intangible assets	4 644	3 908

Year-end positions for invested capital:
Property, plant and equipment and other non-current investments	7 333	6 966
Software and finite-lived intangible assets	642	623
Inventories	4 107	3 756
Trade and other receivables	5 061	4 410
Trade payables and other creditors due within one year	(8 658)	(8 232)
Elements of invested capital included in assets and liabilities held for sale	200	–
Goodwill and indefinite-lived intangible assets at gross book value	21 621	19 854

Total	30 306	27 377

Add back cumulative goodwill written off directly to reserves	6 870	7 246

Year-end invested capital	37 176	34 623

Average invested capital for the year	37 012	36 444

Return on average invested capital	12.5%	10.7%

(a)	Excluding write-downs of goodwill and indefinite-lived intangible assets taken in connection with business disposals.

18	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Financial Review
Non-GAAP measures (continued)

Underlying sales growth
USG reflects the change in revenue at constant rates of exchange, excluding the effects of acquisitions and disposals. It is a measure that provides valuable additional information on the underlying performance of the business. In particular, it presents the organic growth of our business year on year and is used internally as a core measure of sales performance.

The reconciliation of USG to the GAAP measure turnover is as follows:

2005
vs 2004

Underlying sales growth (%)	3.1
Effect of acquisitions (%)	0.1
Effect of disposals (%)	(1.6)
Effect of exchange rates (%)	1.3

Turnover growth (%)	2.9

Net debt
Net debt is defined as the excess of total borrowings, bank overdrafts, relevant derivatives and finance leases over, cash, cash equivalents and financial assets, excluding amounts held for sale. It is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.

The reconciliation of net debt to the GAAP measure total borrowings is as follows:
	€ million	€ million	€ million	€ million
			IAS 32/39
	31 December	1 January	and IFRS 5	31 December
	2005	2005	adjustments	2004

Total borrowings	(12 399)	(13 669)	(1 621)	(12 048)

Borrowings due within one year	(5 942)	(6 448)	(1 293)	(5 155)
Borrowings due after one year	(6 457)	(7 221)	(328)	(6 893)

Cash and cash equivalents as per balance sheet	1 529	1 582	(8)	1 590

Cash and cash equivalents as per cash flow statement	1 265	1 406	–	1 406
Add bank overdrafts deducted therein	265	184	–	184
Less cash and cash equivalents in assets/liabilities held for sale	(1)	(8)	(8)	n/a

Other financial assets	335	533	(480)	1 013
Derivatives and finance leases included in other receivables and other liabilities	33	369	587	(218)

Net debt	(10 502)	(11 185)	(1 522)	(9 663)

Unilever Annual Report and Accounts 2005	19

Back to Contents

Financial review

Basis of reporting and discussion
Our accounting policies are based on International Financial Reporting Standards (IFRSs) and UK and Netherlands law. These differ in certain respects from United States GAAP. The principal differences are described on pages 158 to 161. We have shown reconciliations to net income and equity under US GAAP on page 157.

International Financial Reporting Standards
Unilever has adopted International Financial Reporting Standards (IFRSs) as adopted by the EU with effect from 1 January 2005, with a transition date of 1 January 2004. Unilever has applied the exemption in IFRS 1 relating to business combinations, as explained in note 35 on page 144. IAS 32 and IAS 39 in respect of financial instruments and IFRS 5 in respect of non-current assets and asset groups held for sale have been applied with effect from 1 January 2005.

The most significant impacts of the transition to IFRS on Unilever’s restated consolidated financial statements relate to the timing of the recognition of items in the income statement. Reported net assets are impacted as a result of these timing changes, but there is no impact on the underlying cash flows generated by Unilever.

The key changes in our accounting policies as a result of our adoption of IFRSs are described in note 35 on pages 144 and 145. These changes, unless otherwise stated, have been applied retrospectively in arriving at the opening balance sheet under IFRSs as at 1 January 2004.

Reconciliations of our equity as at the transition date and 31 December 2004 and the profit for the year then ended are given in note 35 on pages 146 to 151. For further details of these and other changes in Unilever’s reporting please refer to our website at www.unilever.com/investorcentre.

Turnover definition
Until 31 December 2004, promotional couponing and trade communication costs were included in the cost of advertising and promotions. From 1 January 2005, these costs are deducted from turnover and treated as part of the price element in the variance analysis of sales growth, together with other trade promotion costs which are already deducted from turnover. Comparatives have been restated to reflect this change.

The effect of this change in presentation is a reclassification from advertising and promotions expenditure to a deduction from turnover for the year ended 31 December 2004 amounting to €1 061 million. This change in accounting policy does not have any impact on operating profit or net profit.

Critical accounting policies
Unilever complies with IAS 1, which requires that the most appropriate accounting policies are selected in all circumstances. The accounts comply in all material respects with IFRS and UK and Netherlands law. To prepare these accounts, we are required to make estimates and assumptions, using judgement based on available information, including historical experience. These estimates and assumptions are reasonable and are re-evaluated on an ongoing basis. However, actual amounts and results could differ. Critical accounting policies are those which are most important to the portrayal of Unilever’s financial position and results of operations. Some of these policies require difficult, subjective or complex judgements from management, the most important being:

Goodwill, intangible assets and property, plant and equipment
Impairment reviews in respect of goodwill and indefinite-lived intangible assets are performed at least annually. More regular reviews, and impairment reviews in respect of other assets, are performed if events indicate that this is necessary. Examples of such triggering events would include a significant planned restructuring, a major change in market conditions or technology, expectations of future operating losses, or negative cash flows.

Impairment reviews are performed following the guidance in IAS 36. Such reviews are performed by comparing the carrying value of the asset concerned to that asset’s recoverable amount (being the higher of value in use and fair value less costs to sell). Value in use is a valuation derived from discounted future cash flows. Significant assumptions, such as long-term growth rates and discount rates, are made in preparing these forecast cash flows; although these are believed to be appropriate, changes in these assumptions could change the outcomes of the impairment reviews.

The most significant balances of goodwill and intangible assets relate to the global savoury and dressings product group. We have reviewed the carrying value of this cash generating unit by considering expected future cash flows based on actual and planned growth rates and margins for this product group. No impairment loss has been identified.

We have reviewed the carrying value of the Slim•Fast business in light of the continued decline in the weight management market segment throughout 2005. Over the last few years, consumer tastes in this group have changed frequently, featuring low-calorie, low-carbohydrate, low-salt, low-sugar and other products. The business declined in 2005 but maintained leadership of the market segment by refreshing its product range and offering a more personalised diet plan. The impairment review of the business resulted in an impairment loss of €363 million (2004: €791 million) reflected in operating profit for the Americas region. The impairment review was based on determining the value in use of the global Slim•Fast business incorporating a number of important assumptions regarding the future performance of the Slim•Fast business. For further details, refer to note 10 on page 99.

20	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Financial review
(continued)

Financial instruments
From 1 January 2005, we account for financial instruments in accordance with IAS 32 and 39. Financial instruments are classified according to the purpose for which the instruments were acquired. This gives rise to the following categories: held-to-maturity investments, loans and receivables, available-for-sale financial assets and financial assets at fair value through profit or loss. Please refer to note 1 on page 83 for a description of each of these categories.

Based on IAS 32 and 39, we report derivative financial instruments at fair value. Changes in fair values are booked through profit or loss unless the derivatives are designated and effective as hedge of future cash flows, in which case the changes are recognised directly in equity. At the time the hedged cash flow results in the recognition of an asset or a liability, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedged items that do not result in the recognition of an asset or liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

Changes in fair value of net investment hedges in relation to foreign subsidiaries are recognised directly in equity.

The most important change associated with the implementation of IAS 32 relates to the treatment of our preference share capital. Under the new accounting rules we treat the preference shares as third-party borrowings and the dividends are reported as interest costs through profit or loss.

Retirement benefits
We account for pensions and similar obligations in accordance with IAS 19 ’Employee Benefits’. Under this standard, the assets and liabilities of the plans are recognised at fair values in the balance sheet.

Pension accounting requires certain assumptions to be made in order to value our obligations and to determine the charges to be made to the income statement. These figures are particularly sensitive to assumptions for discount rates, inflation rates and expected long-term rates of return on assets. The following table sets out these assumptions, as at 31 December 2005, in respect of the four largest Unilever pension plans. Further details of assumptions made are given in note 22 on pages 115 and 116.

	%	%	%	%
		Nether-	United
	UK	lands	States	Germany

Discount rate	4.7	4.0	5.5	4.0
Inflation	2.7	1.8	2.4	1.8
Expected long-term rate of return:
Equities	7.6	7.0	8.0	7.0
Bonds	4.5	3.7	4.8	3.7
Property	6.1	5.5	6.5	5.5
Others	6.7	3.7	4.2	3.7

These assumptions are set by reference to market conditions at the valuation date. Actual experience may differ from the assumptions made. The effects of such differences are recognised through the statement of recognised income and expense.

Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy, plan experience and other relevant data. The assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. Mortality assumptions for the four largest plans are given in more detail in note 22 on page 116.

Share-based compensation
In accordance with IFRS 2 we include a non-cash charge against operating profit to reflect the fair value to the employee of share options and awards granted. In determining the additional charge, we apply a valuation based on modified Black-Scholes or multinomial models spread over the vesting period. The fair value so calculated depends on certain assumptions which are described in note 31 on page 132. The assumptions made in respect of share price volatility and expected dividend yields are particularly subjective. Unilever considers these and all other assumptions to be appropriate, but significant changes in assumptions could materially affect the charge recorded.

Provisions
Provision is made, among other reasons, for environmental and legal matters and for employee termination costs where a legal or constructive obligation exists at the balance sheet date and a reliable estimate can be made of the likely outcome.

Advertising and promotion costs
Expenditure on items such as consumer promotions and trade advertising is charged against profit in the year in which it is incurred. At each balance sheet date, we are required to estimate the part of expenditure incurred but not yet invoiced based on our knowledge of customer, consumer and promotional activity.

Deferred tax
Full provision is made for deferred taxation, as required under IAS 12, at the rates of tax prevailing at the year end unless future rates have been enacted, as detailed in note 1 on page 84. Deferred tax assets are regularly reviewed for recoverability, and a valuation allowance is established to the extent that recoverability is not considered likely.

Reporting currency and exchange rates
Foreign currency amounts for results and cash flows are translated from underlying local currencies into euros using annual average exchange rates; balance sheet amounts are translated at year-end rates except for the ordinary capital of the two parent companies. These are translated at the rate prescribed by the Equalisation Agreement of £1 = Fl.12, and then to euros at the official rate of €1.00 = Fl.2.20371 (see Corporate Governance on page 41).

Unilever Annual Report and Accounts 2005	21

Back to Content

Financial review
(continued)

The figures quoted in the following discussion are in euros, at current rates of exchange, ie. the average or year-end rates of each period, unless otherwise stated. Information about exchange rates between the euro, pound sterling and the US dollar is given on page 156.

Results for 2005 compared with 2004
The results reflected in the consolidated income statement and supporting notes arise from the continuing operations of the Group. During July 2005, we completed the sale of Unilever Cosmetics International (UCI) to Coty Inc., United States. The results of UCI have been presented separately as discontinued operations for the 2004 year and, in 2005, for the period up to the date of sale.

Reported turnover grew by 2.9% in the year to €39 672 million. This increase includes a favourable effect from movements of the average euro exchange rate against the basket of Unilever currencies, which amounted to 1.3% of turnover. The net impact of disposals less acquisitions was a decline in turnover of 1.5% . This arose principally from the sale of European olive oil and other foods businesses. Underlying sales growth in the year of 3.1% was the result of volume increases.

Operating profit increased by 25% in the year to €5 314 million with operating margin increasing to 13.4% (2004: 11.0%) . Before the impact of net costs of restructuring, business disposals and impairments, the operating margin for 2005 would have been 0.8 percentage points lower than the previous year. Advertising and promotions were 1.1 percentage points of sales higher than last year. Cost savings and an improved mix more than offset the effect of an increase of nearly €600 million in input costs. Operating charges for restructuring, business disposals and impairments include the impairment of the Slim•Fast business in both 2005 and 2004 amounting to €363 million and €791 million respectively. An overview of performance by region is included in the operating reviews on pages 26 to 28.

Net finance costs were 2% lower in the year at €618 million, through lower levels of borrowings. This also reflects a reduction in the finance costs associated with pensions which were €55 million.

A reduced contribution was generated from our shares in joint ventures and associates, most significantly from our associate JohnsonDiversey. Profit from discontinued operations includes the gain of €458 million arising from the sale of UCI.

The Group’s effective tax rate of profit for the year was 26%, compared with 22% in 2004, which reflected resolution of a higher level of outstanding prior year tax issues.

Net profit and earnings per share from continuing operations increased by 21% and 22% respectively in the year. Including the profits of the discontinued operations, total earnings per share increased by 37% in the year.

Return on invested capital (ROIC) for the year was 12.5%, up from 10.7% in 2004. This reflects the lower restructuring costs and higher profits on business disposals included in net profit. ROIC retains all goodwill and intangibles in invested capital, regardless of impairment.

Acquisitions and disposals
There were no material acquisitions during 2004 or 2005.

In March 2005 Unilever completed the restructuring of its Portuguese foods business. Before the restructuring Unilever Portugal held an interest in FIMA/VG – Distribuição de Produtos Alimentares, Lda. (FIMA) foods business, a joint venture with Jerónimo Martins Group, in addition to its wholly owned Bestfoods business acquired in 2000. As a result of the transaction the two foods businesses – FIMA and Unilever Bestfoods Portugal – were unified and the joint venture stakes were re-balanced so that Unilever now holds 49% of the combined foods business and Jerónimo Martins Group 51%.

On 11 July 2005, we announced the completion of the sale of our Prestige fragrance business, UCI, to Coty Inc. of the United States. Unilever received US $800 million in cash, with the opportunity for further deferred payments contingent upon future sales.

On 20 December 2005, Unilever announced its intention to sell its Mora business to Ad van Geloven in the Netherlands, for an undisclosed sum. The agreement is subject to approval by competition authorities and advice from work councils. The proposed transaction relates to the Mora brand and to factories in Maastricht and Mol (Belgium).

Other business disposals in 2005 included Stanton Oil in the UK and Ireland, Dextro in various countries in Europe, Opal in Peru, Karo and Knax in Mexico, spreads and cooking products in Australia and New Zealand, Crispa, Mentadent, Marmite, Bovril and Maizena in South Africa, frozen pizza in Austria, Biopon in Hungary and tea plantations in India. The combined annual turnover of these businesses was approximately €200 million.

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

22	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Financial review
(continued)

On 9 February 2006 Unilever announced its intention to sell the majority of its frozen foods businesses in Europe. The intended sale includes the frozen food portfolio under the Iglo and Birds Eye brands in Austria, Belgium, France, Germany, Greece, Ireland, the Netherlands, Portugal, Spain and the United Kingdom.

For further information on the impact of acquisitions and disposals refer also to the cash flow section of this review on page 24 and to note 28 on page 128.

Dividends and market capitalisation
The proposed final dividend of €1.32 per €0.51 share brings the dividends paid and proposed on the NV ordinary capital to €1.98 per €0.51 share (2004: €1.89), an increase of 5% per share. The proposed final dividend of 13.54p per 1.4p share brings the dividends paid and proposed on the PLC ordinary capital to 20.31p per 1.4p share (2004: 19.15p), an increase of 6% per share. The 2005 final proposed and interim paid dividends of €1 905 million (2004: €1 832 million) represented 51% (2004: 66%) of net profit attributable to shareholders’ equity for the year.

Unilever’s combined market capitalisation at 31 December 2005 was €57.5 billion (2004: €49.3 billion).

Balance sheet
Goodwill and intangible assets at 31 December 2005 were €1 048 million higher than in 2004. Currency movements added €1 575 million, offset by Slim•Fast impairment, disposals and the reclassification of assets held for sale. Inventories and current trade receivables were €1 050 million higher, reflecting currency movements and the low position achieved at the end of 2004.

Total equity has increased by €2 250 million since 1 January. Net profit added €3 975 million and currency retranslation and fair value gains €540 million. Treasury stock, which is deducted from equity, was used for the conversion of the €0.05 preference shares. This reduced borrowings by €1 380 million and increased equity by €930 million. Subsequent purchases of treasury stock and parent company dividends reduced equity by €1 262 million and €1 867 million respectively.

The net debt position (see page 19) at 31 December 2004 was €9 663 million which increased on 1 January 2005 to €11 185 million as a result of the application of IAS 32/39 and IFRS 5 from this date. Closing net debt was €10 502 million, a decrease of €683 million since 1 January. Purchases of treasury stock were €1 276 million (including the share buy-back program of €500 million) and proceeds of business disposals were €804 million. The €1 380 million net debt reduction on conversion of the €0.05 preference shares was largely offset by currency movements.

At 31 December 2005, cash and cash equivalents and financial assets (including the positive fair value of derivatives relating to borrowings amounting to €250 million) amounted to €2 114 million (2004: €2 603 million); borrowings, including finance leases, amounted to €12 616 million (2004: €12 266 million). The net of these cash and borrowing positions, being the net debt, amounted to €10 502 million (2004: € 9 663 million).

Unilever manages the related interest rate and currency exposures based on this net debt position. Taking into account the various cross currency swaps and other derivatives, 60% of Unilever's net debt was in US dollars (2004: 96%) and 17% in euros (2004: (28)% financial assets), with the remainder spread over a large number of other currencies. The currency distribution of total borrowings was as follows: 51% in US dollars (2004: 58%) and 20% in euros (2004: 15%) with the remainder spread over a large number of other currencies. Further details of the currency analyses are given in note 17 on page 106 and note 18 on page 109.

Unilever has committed credit facilities in place to support its commercial paper programmes and for general corporate purposes. The undrawn committed credit facilities in place at the end of 2005 were: bilateral committed credit facilities totalling US $4 292 million, bilateral notes commitments totalling US $200 million and bilateral money market commitments totalling US $1 725 million. Further details regarding these facilities are given in note 18 on page 109.

In September, a total of €750 million of term financing was raised through issuance of a 10 year Eurobond.

Unilever is satisfied that its financing arrangements are adequate to meet its working capital needs for the foreseeable future.

Unilever’s contractual obligations at the end of 2005 included capital expenditure commitments, borrowings, lease commitments and other commitments. A summary of certain contractual obligations at 31 December 2005 is provided in the table below. Further details are set out in the following notes to the accounts: note 11 on page 100, note 18 on page 108, note 19 on pages 110 to 112 and note 27 on page 127.

Contractual obligations at 31 December 2005

	€ million	€ million	€ million	€ million	€ million
		Due			Due in
		within	Due in	Due in	over
	Total	one year	1-3 years	3-5 years	5 years

Long-term debt	8 447	1 990	2 229	1 884	2 344
Operating lease
obligations	1 931	339	564	431	597
Purchase obligations(a)	240	165	55	20	–
Finance leases	330	75	116	27	112
Other long-term
commitments	591	200	330	43	18

(a)	Raw and packaging materials and finished goods.

Unilever Annual Report and Accounts 2005	23

Back to Contents

Financial review
(continued)

In 2005, pension liabilities less plan assets amounted to €5 581 million (2004: €5 454 million).

In November 2001, NV entered into a forward purchase contract with a counterparty bank to buy 10 000 000 PLC shares at 559p per share in November 2006 to meet the obligation to employees under share option plans. Depending on the market value of this forward purchase contract, a cash collateral must be placed with the counterparty bank at a minimum of €8 million. At 31 December 2005, €16 million of collateral had been placed with the counterparty.

Off-balance sheet arrangements
IFRSs interpretation SIC 12 and US GAAP FIN 46R require that entities with which we have relationships are considered for consolidation in the consolidated accounts based on relative sharing of economic risks and rewards rather than based solely on share ownership and voting rights. We periodically review our contractual arrangements with potential special purpose entities (SPEs) or variable interest entities (VIEs) as defined by SIC 12 and FIN 46R respectively. The most recent review has concluded that there are no significant SPE or VIE relationships which are not already appropriately reflected in the accounts. Information concerning guarantees given by the Group is stated in note 27 on page 127.

Cash flow
Cash and cash equivalents at 31 December 2005 were at a similar level to the end of 2004. Net cash flow from operating activities, at €4 353 million, was €1 194 million lower than in the previous year. This includes the effects of additional marketing investment, a lower inflow from working capital compared with last year, and higher cash costs of restructuring, pensions and tax.

Net cash flow from investing activities was €635 million higher than last year, reflecting higher disposal receipts (including €623 million from the sale of UCI) and net movements in investments with maturity greater than three months. Net cash flow used in financing activities fell by €1 117 million, reflecting borrowing activity offset by increased purchases of own shares.

Share buy-back
In 2005 we completed a share buy-back program of €500 million. This was in addition to the purchase of €776 million of shares to partially replenish treasury stock used for the conversion of the €0.05 NV preference shares.

Finance and liquidity
Unilever aims to be in the top third of a reference group of 21 international consumer goods companies for Total Shareholder Return, as explained on page 25. The Group’s financial strategy supports this objective and provides the financial flexibility to meet its strategic and day-to-day needs. The key elements of the financial strategy are:

•	Appropriate access to equity and debt capital;
•	Sufficient flexibility for tactical acquisitions;
•	A1/P1 short-term credit rating;
•	Sufficient resilience against economic turmoil; and
•	Optimal weighted average cost of capital, given the constraints above.

Unilever aims to concentrate cash in the parent and finance companies in order to ensure maximum flexibility in meeting changing business needs. Operating subsidiaries are financed through the mix of retained earnings, third-party borrowings and loans from parent and group financing companies that is most appropriate to the particular country and business concerned. Unilever maintains access to global debt markets through an infrastructure of short-term debt programmes (principally US domestic and euro commercial paper programmes) and long-term debt programmes (principally a US Shelf registration and euromarket Debt Issuance Programme). Debt in the international markets is, in general, issued in the name of NV, PLC or Unilever Capital Corporation. NV and PLC will normally guarantee such debt where they are not the issuer.

Treasury
Unilever Treasury’s role is to ensure that appropriate financing is available for all value-creating investments. Additionally, Treasury delivers financial services to allow operating companies to manage their financial transactions and exposures in an efficient, timely and low-cost manner.

Unilever Treasury operates as a service centre and is governed by policies and plans approved by the Boards. In addition to policies, guidelines and exposure limits, a system of authorities and extensive independent reporting covers all major areas of activity. Performance is monitored closely. Reviews are undertaken by the corporate internal audit function.

The key financial instruments used by Unilever are short- and long-term borrowings, cash and cash equivalents and certain straightforward derivative instruments, principally comprising interest rate swaps and foreign exchange contracts. The accounting for derivative instruments is discussed in note 1 on page 83. The use of leveraged instruments is not permitted.

Other relevant disclosures are given in note 2 on pages 86 to 87, and notes 17, 18 and 19 on pages 105 to 113.

Unilever Treasury manages a variety of market risks, including the effects of changes in foreign exchange rates, interest rates and liquidity. Further details of the management of these risks are given in note 2 on pages 86 and 87.

24	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Financial review
(continued)

Pensions investment strategy
The Group’s investment strategy in respect of its funded pension plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the company of the benefits provided. To achieve this, investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. The plans invest the largest proportion of the assets in equities, which the Group believes offer the best returns over the long term commensurate with an acceptable level of risk. The Group also keeps a proportion of assets invested in property, bonds and cash. Most assets are managed by a number of external fund managers with a small proportion managed in-house. In December 2005, Unilever launched a pooled investment vehicle (Univest) which will offer its pension plans around the world a simplified investment solution to implement their strategic asset allocation models initially for equities. The aim is to provide a high quality, well diversified risk controlled solution.

Total Shareholder Return
Total Shareholder Return (TSR) measures the returns received by a shareholder, capturing both the increase in share price and the value of dividend income (assuming dividends are re-invested). Unilever’s TSR performance is compared with a peer group of competitors over a three-year rolling performance period. This period is sensitive enough to reflect changes but long enough to smooth out short-term volatility. The return is expressed in US dollars, based on the equivalent US dollar share price for NV and PLC. US dollars were chosen to facilitate comparison with companies in Unilever’s chosen reference group. The choice of currency affects the absolute TSR but not the relative ranking.

Unilever’s TSR target is to be in the top third of a reference group including 20 other international consumer goods companies on a three-year rolling basis. At the end of 2004 we were positioned 13th, and at the end of 2005 the ranking was 14th. In 2005, the following companies formed the peer group of comparative companies:

Altria	Kao
Avon	Lion
Beiersdorf	L’Oréal
Cadbury Schweppes	Nestlé
Clorox	Orkla
Coca-Cola	Pepsico
Colgate	Procter & Gamble
Danone	Reckitt Benckiser
Gillette	Sara Lee
Heinz	Shiseido

From 2006, Kraft will replace Altria and Kimberly-Clark will replace Gillette in the peer group.

Unilever’s position relative to the TSR reference group

The reference group, including Unilever, consists of 21 companies. Unilever’s position is based on TSR over a three-year rolling period.

Significant changes after the balance sheet date
We announced on 9 February 2006 our decision to put the majority of the frozen foods businesses in Europe up for sale. The intended sale includes the frozen food portfolio under the Iglo and Birds Eye brands in Austria, Belgium, France, Germany, Greece, Ireland, the Netherlands, Portugal, Spain and the United Kingdom.

Unilever Annual Report and Accounts 2005	25

Back to Contents

Operating review by region
Europe

2005 results compared with 2004	€ million	€ million	€ million	€ million	%	%
(continuing operations)		Exchange			Change at	Change at
	2005 at	rate	2005 at	2004 at	actual	constant
	2005 rates	effects	2004 rates	2004 rates	current rates	2004 rates

Turnover	16 211	(56)	16 155	16 650	(2.6)%	(3.0)%
Operating profit	2 304	(4)	2 300	2 303	(0.0)%	(0.2)%
Operating margin	14.2%		14.2%	13.8%
Restructuring, business disposals and impairment charges included in operating margin	(0.8)%		(0.8)%	(2.3)%

Turnover and underlying sales growth	2005
(at constant 2004 rates)	vs 2004

Underlying sales growth (%)	(0.8)
Effect of acquisitions (%)	0.2
Effect of disposals (%)	(2.3)
Turnover growth (%)	(3.0)

Turnover at current rates of exchange fell by 2.6%, mainly due to disposals, and including a positive impact from currency movements of 0.4% . Operating profit at current rates of exchange was at the same level as in 2004, after including a favourable effect of currency movements of 0.2% . The underlying performance of the business after eliminating these exchange translation effects and the impact of acquisitions and disposals is discussed below at constant exchange rates.

Our priority in Europe is to regain momentum and improve competitiveness. The focus has been on enhancing the value to consumers of our products through keener pricing, improved quality and more and better innovation.

Marketing support has been raised to a more competitive level with additional spend deployed against our best opportunities. The organisation is being streamlined and we are building up stronger capabilities in customer management.

We have made progress over the last year. Volume has been slightly positive (compared with a 2% decline in 2004), but investment in pricing meant that underlying sales declined by 0.8% in the year.

Central and Eastern Europe performed well in buoyant markets, notably in Russia which was ahead by nearly 20%.

Western Europe was challenging, with continued weak consumer demand. Our businesses grew in the Netherlands and Spain, but declined by around 2% in France and Germany and by nearly 4% in the UK.

In Foods, we have held overall market share through the course of the year, with growth across all key categories apart from frozen foods. On 9 February 2006 we announced that we were putting up for sale the majority of our frozen foods business in Europe.

In Home and Personal Care we had a disappointing year and we have lost market share, particularly in the UK.

Overall, there was some pick-up in the fourth quarter, but we are not yet where we want to be.

New product launches this year have included Knorr Vie mini shots, extensions of the Becel/Flora pro•activ heart health range, soups fortified with vitamins and low-fat soups.

We have introduced a Rexona Sport variant in deodorants, Axe shower gel and Sunsilk hair styling products. We have further improved our Home Care product range with launches that address specific consumer needs, such as ‘no-need-to-pre-treat’ laundry detergents, Sun 4-in-1 dishwash and Domestos sink and drain unblocker.

The operating margin, at 14.2%, was 0.4 percentage points higher than last year. Increased advertising and promotions and pricing investment together with higher input costs were partly offset by productivity gains. Net restructuring, disposal and impairment costs, at 0.8% were 1.5 percentage points lower than in 2004.

26	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Operating review by region
The Americas

2005 results compared with 2004	€ million	€ million	€ million	€ million	%	%
(continuing operations)		Exchange			Change at	Change at
	2005 at	rate	2005 at	2004 at	actual	constant
	2005 rates	effects	2004 rates	2004 rates	current rates	2004 rates

Turnover	13 179	(464)	12 715	12 296	7.2%	3.4%
Operating profit	1 719	(75)	1 644	896	91.9%	83.6%
After charging:
Impairment of Slim•Fast	(363)	(12)	(375)	(791)
Provision for Brazilian sales tax	–		–	(169)
Operating margin	13.0%		12.9%	7.3%
Restructuring, business disposals and impairment
charges included in operating margin	(3.4)%		(3.4)%	(9.2)%

Turnover and underlying sales growth	2005
(at constant 2004 rates)	vs 2004

Underlying sales growth (%)	4.1
Effect of acquisitions (%)	0.0
Effect of disposals (%)	(0.7)
Turnover growth (%)	3.4

Turnover at current rates of exchange rose by 7.2%, including a positive impact from currency movements of 3.8% . Operating profit at current rates of exchange was 92% higher than in 2004, including a favourable impact from currency movements of 8.3% . The underlying performance of the business after eliminating these exchange translation effects and the impact of disposals is discussed below at constant exchange rates.

Underlying sales grew by 4%, all coming from volume gains, broadly based across the region, underpinned by a successful innovation programme.

Consumer demand in the US showed a sustained recovery. Our sales in the US grew by 3.2%, accelerating through the year, and we gained market share in aggregate.

In Brazil and Mexico, a strong first half was followed by relatively weaker demand in the second half of the year. We grew in line with our markets in Home and Personal Care, but saw some share loss in Foods.

Growth in Personal Care across the region has been driven by good consumer response to our initiatives, including vitality innovation and consistent support. This has been particularly evident in the deodorants and personal wash categories, with strong double-digit growth for Axe, now the number one deodorant in the US, and for the Dove and Rexona brands.

Another strong Foods performance in the US was driven by further share gains in ice cream, continued good results from the extension of the Country Crock and Bertolli brands into new categories, and from Lipton ready-to-drink and speciality teas.

Slim•Fast continued to regain share, but in a much contracted weight management market and sales were well below the previous year.

New launches in the US included the well received Dove Cool Moisture range and the extension of Axe into male shower gels. In Latin America our brands have also been very successful in connecting with younger consumers through Rexona ‘teens’ and innovative communication for Axe.

In the US we introduced all Small & Mighty laundry detergent, offering the convenience of the same cleaning power in a smaller bottle. We have invested in communication of our Omo laundry brands, under the ‘Dirt is Good’ campaign in southern Latin America.

In Foods, we strengthened the vitality credentials of our brands in the US with Promise heart health spread, Ragú organic and support for the anti-oxidant properties of Lipton teas. AdeS continued to build across Latin America with the distinctive nutrition benefits of ‘soy with fruit’.

The operating margin at current rates of exchange was 13.0%, 5.7 percentage points higher than in 2004. Net charges for restructuring, disposal and impairment were 3.4%, which was 5.8 percentage points lower than in the prior year. Cost savings offset a higher level of advertising and promotions and increased input costs. There were also gains from the sale of an office in the US, in US healthcare plans and from currency effects on capital reductions.

Unilever Annual Report and Accounts 2005	27

Back to Contents

Operating review by region
Asia Africa

2005 results compared with 2004 (continuing operations)	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2005 at	rate	2005 at	2004 at	actual	constant
	2005 rates	effects	2004 rates	2004 rates	current rates	2004 rates

Turnover	10 282	(1)	10 281	9 620	6.9%	6.9%
Operating profit	1 291	6	1 297	1 040	24.1%	24.7%
Operating margin	12.6%		12.6%	10.8%
Restructuring, business disposals and impairment
charges included in operating margin	(0.0)%		(0.0)%	(2.9)%

Turnover and underlying sales growth	2005 vs 2004
(at constant 2004 rates)

Underlying sales growth (%)	8.7
Effect of acquisitions (%)	0.0
Effect of disposals (%)	(1.6)
Turnover growth (%)	6.9

Turnover at current rates of exchange rose by 6.9%, with no net impact from currency movements. Operating profit at current rates of exchange was 24% higher than in 2004, after allowing for an adverse impact from currency movements of 0.6% . The underlying performance of the business after eliminating these exchange translation effects and the impact of disposals is discussed below at constant exchange rates.

We have capitalised on our leading positions and buoyant consumer demand across most of the region, growing underlying sales by nearly 9%, in a competitive environment, and increasing market share in key battlegrounds.

The growth was broad-based in terms of both categories and geographies. There were notable performances in all major developing and emerging countries, including a strong recovery in India with market share gains, and significant contributions from China, which was up by over 20%, and from South East Asia, South Africa, Turkey and Arabia. Japan returned to growth. After a weak first half, Australia improved in the second half of the year.

Most of the increase came from volume, but price growth gained momentum through the year, as we moved to selectively recover increased commodity costs, especially in Home Care.

Growth was underpinned by a range of innovations. In skin care in India, Lux has been strengthened with new soap bars from the global range and the introduction of limited editions. Innovations in Pond’s included a new ‘mud’ range in China.

In hair care we launched Dove in Indonesia, a Sunsilk summer range across South East Asia, a new variant for Lux Super Rich in China and a strengthened Sunsilk range across several key markets in Africa and the Middle East.

New formulations for our laundry products include improved whiteness delivery for Surf in Indonesia and Omo for sensitive skin in Turkey.

In tea, we have substantially strengthened the Brooke Bond brand in India, while Lipton is benefiting from strong regional innovations, including Earl Grey and Green Tea variants in markets such as Turkey and Arabia.

The operating margin was 12.6%, 1.8 percentage points higher than in 2004. Increased investment in advertising and promotions was partly offset by productivity gains. The remaining difference was due to net restructuring, disposal and impairment charges which were insignificant in 2005 compared with a net charge of 2.9% in 2004.

28	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Operating review by category
Foods

Highlights in 2005 included:

•	The growth of healthier innovations, such as Becel/Flora pro•activ and Knorr Vie, is a direct result of our vitality strategy.

•	We completed our nutritional enhancement programme. Over 16 000 products have been assessed for levels of trans fats, saturated fats, sodium and sugars, and, where necessary, action has been taken to reduce them.

•	Our R&D has been restructured to operate as a single, integrated organisation, enabling us to leverage our global scale and allocate resources more productively.

We are embracing vitality at the core of our Foods brands, ensuring they deliver the nutritional and health benefits that consumers are increasingly demanding, as well as that essential ingredient for success – great taste.

Becel/Flora pro•activ is a case in point. Originally launched as a spread to help people reduce their cholesterol, Becel/Flora pro•activ has extended rapidly into a range that includes milk drinks, yoghurt products and minidrinks. This no longer relates only to cholesterol, as there is now a mini-drink to help people control blood pressure. In fact, the brand has proved so effective in improving heart health, as part of a balanced diet, that the Netherlands’ largest health insurer, VGZ, is rewarding its policy holders financially when they buy Becel/Flora pro•activ products.

To help consumers meet their daily nutritional requirements, we also launched Knorr Vie mini shots in Europe. Free of preservatives and other additives, these convenient natural drinks help consumers on their way towards their daily fruit and vegetable needs. Other advances included new fruit variants of our nutritionally rich, soy-based drink, AdeS, in Latin America. Like so many of our brands that have embraced vitality, AdeS has proved a success and will be extended to other markets. Our dedicated new vitality platforms group are actively creating numerous future opportunities such as the ones mentioned above.

In all cases, whether we’re communicating the health benefits of Lipton tea or the vitality credentials of Hellmann’s, we only make health and nutrition claims for our brands that are supported by robust, scientifically-validated evidence. This approach is underpinned by a strict claims guidance framework, as well as a commitment to make nutritional information available to consumers.

Improved quality has been another theme of our innovations, reflected in the launch of our gourmet-standard Bertolli Dinner for Two frozen range, a major success in the US. Knorr has also produced exceptional results in the Netherlands and other European countries with its new, high quality wet soups in pouches (also sold as Unox), as has our ice cream business with its new and intensely flavoured Magnum Five Senses.

For developing and emerging markets, we have continued to make our products more affordable through packaging and price-per-serving with pioneering products such as Knorr Cubitos seasoning cubes.

While consumers increasingly look for ways to eat healthily out of home, they are not willing to sacrifice taste and convenience. This often challenges foodservice operators to offer food that meets all the needs of their customers. Our Unilever Foodsolutions business gives foodservice professionals products that deliver delicious taste, consistent quality, convenience and healthier menu options.

In 2005 we launched Knorr Coulis, a new innovative range of pure sauces made from freshly mashed vegetables. To be used as a warm or cold sauce or as a natural ingredient, Knorr Coulis creatively refines and decorates all types of dishes. With its pure, high quality ingredients, its fresh authentic taste and exciting colours, it is a solution that brings chefmanship and vitality naturally together.

Unilever Annual Report and Accounts 2005	29

Back to Contents

Operating review by category
Home and Personal Care

Highlights in 2005 included:

•	The success of all Small & Mighty liquid detergent has underlined the power of stronger relationships with our customers.

•	Dove and Rexona extended their leadership with launches such as Dove Cool Moisture and Rexona ‘teens’.

•	Technological breakthroughs have spearheaded the recovery of our Home Care business, as well as hair in Asia.

•	To make greater inroads in the US skin market, we opened a new $23 million R&D facility in Connecticut.

Vitality is now central to our Home and Personal Care business. The Dove Campaign for Real Beauty, the Omo Dirt is Good campaign and the Lifebuoy Handwashing campaigns in Asia are tangible programmes that bring Unilever’s vitality mission to life in our Home and Personal Care brands.

The success of Lifebuoy in India and Indonesia contributed to the performance of our skin business in Asia, as did the launch of Pond’s whitening platform, which underlines Unilever’s strength in the face care sector across Asia.

The new Dove Cool Moisture range was launched in North America while the Dove firming range was rolled out globally. We also extended the Dove Campaign for Real Beauty with the creation of the Dove Self-Esteem Fund for young women to educate and inspire girls on a wider definition of beauty.

In South Africa we relaunched Vaseline with a range of lotions and creams aligned with the new global packaging. We also launched South Africa’s first mass-market male lotion, new Vaseline ‘For Men’.

To grow our share of the male grooming market, we launched Axe shower gel in North America. Within just three years, Axe has become the leading deodorant brand in the US. We also launched Rexona Sport for Men with an award-winning advertising campaign called ‘Stunt City’. Rexona is now the number one male deodorant brand in Russia and Ukraine.

In hair, the new Sunsilk colour enhancement range in Europe has been designed to increase the brand’s appeal among young consumers. In oral care, the world’s first centre-filled gel toothpaste was introduced in Vietnam.

Innovation has reinvigorated our laundry business. The Omo Dirt is Good campaign was rolled out across most of Asia after its launch in Latin America and Europe, giving us near global coverage. In Europe, we introduced a new gel-layered detergent tablet that helped make Skip the fastest growing HPC brand in France by the end of 2005. A new whiteness shading technology in Latin America gave consumers more appealing whites with Radiant. The proprietary technology behind the innovation is ensuring we keep ahead of our key competitors. In North America, all Small & Mighty is leading the concentrated liquid detergent market. Its success illustrates how great mixes, which have both a consumer-winning innovation and a strong customer benefit, can be successful. In China, we continued to develop the fabric conditioners market where Comfort is the market leader.

The level of innovation in household care has been equally creative. Cif, for example, rolled out pioneering power cream sprays for the bathroom and kitchen. The traditional offer to the consumer of cream from Cif has now been enhanced with an attractive new proposition with the same power of the Cif cream in a spray. Domestos, meanwhile, extended its ‘kill germ’ power into a new territory with the sink and drain unblocker that now clears blockages up to twice as fast as the market leader.

30	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors
Risk management

The following discussion about risk management activities includes ‘forward-looking’ statements that involve risk and uncertainties. The actual results could differ materially from those projected. See the ‘Cautionary Statement’ on page 04.

Unilever’s system of risk management is outlined on page 74. Responsibility for establishing a coherent framework for the Group to manage risk resides with the Boards. The remit of the Boards is outlined on page 35.

Particular risks and uncertainties that could cause actual results to vary from those described in forward-looking statements within this document, or which could impact on our ability to meet our published targets, have been identified. In this context the following specific risks have been identified as areas of focus in 2006.

Sales and profit growth
The increasingly competitive environment, the further consolidation in the marketplace and continued growth of discounters could adversely impact our rate of sales growth. In light of this, we will continue to invest in selected brands and high growth market areas to ensure that we deliver profitable sales growth. Our continued sales and profit growth depends in large part on our ability to generate and implement a stream of consumer-relevant improvements to our products. The contribution of innovation is affected by the level of funding that can be made available, the technical capability of the research and development functions, and the success of operating management in rolling out quickly the resulting improvements. Our focus will continue to be on developing our brands in ways that are distinctive and are relevant for our customers.

We have a number of large global brands, including 12 with an annual turnover of greater than €1 billion which often depend on global or regional development and supply chains. Any adverse event affecting consumer confidence or continuity of supply of such a brand could have an impact in many markets. The carrying value of intangible assets associated with many of our brands is significant, and depends on the future success of those brands. There remains a risk that events affecting one or more of our global brands could potentially impair the value of those brands.

As the retail market place through which our products are distributed continues to evolve, our growth and profitability can be threatened if we do not adapt our strategies and enhance our operational capabilities. It is important that we continue to build and deepen relationships with our customers. Plans to raise our effectiveness in the trade, where necessary, receive increasing attention at all levels.

Change initiatives
The further restructuring of the business (including the outsourcing of back office support operations and convergence of regional processes and systems through the One Unilever initiative) require continuing close management attention in 2006. We have experience of managing such risks and have clear action plans to mitigate them, including the establishment and maintenance of project management processes to monitor progress against milestones and targets together with appropriate communication programmes.

People
Unilever’s performance targets require it to have the right calibre of people at all levels. We must compete to obtain capable recruits for the business, and then train them in the skills and competencies that we need to deliver profitable growth. At a time of substantial change in the business there is a particular focus on creating alignment and energetic leadership.

Corporate reputation
Unilever has created a strong corporate reputation over many years and many of our businesses have a high local profile. This reputation is underpinned by ensuring that all employees embrace the principles prescribed in our Code of Business Principles. Unilever products carrying our well-known brand names are sold in over 150 countries. Should we fail to meet high product safety, social, environmental and ethical standards in all our operations and activities, Unilever’s corporate reputation could be damaged, leading to the rejection of our products by consumers, damage to our brands and diversion of management time into rebuilding our reputation. Examples of initiatives to manage key social and environmental risks are mentioned on pages 11 and 12.

Potential economic instability
More than a third of Unilever’s turnover comes from the developing and emerging economies. We have long experience in these markets, which are also an important source of our growth. These economies are typically more volatile than those in the developed world, and there is a risk of downturns in consumer demand that would reduce the sales of our products. We will continue to closely monitor performance in the most volatile markets and respond quickly to protect our business. In cases of extreme social disruption, protecting our people is always the priority.

Unilever Annual Report and Accounts 2005	31

Back to Contents

Risk management
(continued)

Price and supply of raw materials and commodities contracts
Where appropriate, we purchase forward contracts for raw materials and commodities, almost always for physical delivery. We may also use futures contracts to hedge future price movements; however, the amounts are not material. With the adoption of IFRSs from 1 January 2005, we are required to recognise financial derivatives (which include forward contracts) at their fair value on the balance sheet.

Insurance risks
As a multinational group with diverse product offerings and operations in more than 100 countries, Unilever is subject to varying degrees of risk and uncertainty. It does not take out insurance against all risks and retains a significant element of exposure to those risks against which it does insure. However, it insures its business assets in each country against insurable risks as it deems appropriate.

Financial risks
In addition to the above, Unilever is exposed to various specific risks in connection with its financial operations and results. These include the following:

•	The impact of movement in equity markets, interest rates and life expectancy on net pension liabilities;
•	Maintenance of group cash flows at an appropriate level;
•	Exposure of debt and cash positions to changes in interest rates;
•	Potential impact of changes in exchange rates on the group’s earnings and on the translation of its underlying net assets;
•	Liquidity and counterparty risks; and
•	Risks associated with the holding of our own shares in connection with share-based remuneration schemes.

Further information about these, including sensitivity analysis to changes in certain of the key measures, is given in note 2 on pages 86 and 87 and note 22 on page 114.

Other risks
Unilever’s businesses are exposed to varying degrees of risk and uncertainty related to other factors including competitive pricing, commodity, raw and packaging material pricing, consumption levels, physical risks, legislative, fiscal, tax and regulatory developments, terrorism and economic, political, and social conditions in the environments where we operate. All of these risks could materially affect the Group’s business, our turnover, operating profit, net profit, net assets and liquidity. There may be risks which are unknown to Unilever or which are currently believed to be immaterial.

32	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors
Corporate governance

Unilever Annual Report and Accounts 2005	33

Back to Contents

Corporate governance

Introduction

The Unilever Group
Unilever N.V. and Unilever PLC are the two parent companies of the Unilever Group. NV was incorporated under the name Naamlooze Vennootschap Margarine Unie in the Netherlands in 1927. PLC was incorporated under the name Lever Brothers Limited in Great Britain in 1894. The two companies have different shareholder constituencies and shareholders cannot convert or exchange the shares of one company for shares of the other. NV is listed in Amsterdam, New York, Frankfurt and Zürich. PLC is listed in London and New York.

NV and PLC together with their group companies operate effectively as a single economic entity. This is achieved by a series of agreements between NV and PLC (the Foundation Agreements, see below), together with special provisions in the Articles of Association of NV and PLC. NV and PLC have the same directors and adopt the same accounting principles. Shareholders of both companies receive dividends on an equalised basis. NV and PLC and their group companies constitute a single reporting entity for the purposes of presenting consolidated accounts. Accordingly, the accounts of the Unilever Group are presented by both NV and PLC as their respective consolidated accounts.

NV and PLC have agreed to co-operate in all areas and to ensure that all group companies act accordingly. NV and PLC are holding and service companies, and the business activity of Unilever is carried out by their subsidiaries around the world. Shares in group companies may ultimately be held wholly by either NV or PLC, or jointly by the two companies, in varying proportions.

The Equalisation Agreement
The Equalisation Agreement regulates the mutual rights of the shareholders of NV and PLC. Its objective is to ensure that the position of these shareholders is, as far as possible, the same as if they held shares in a single company. Under the Equalisation Agreement, NV and PLC must adopt the same financial periods and accounting policies. Further information on the Equalisation Agreement is given on page 41.

The Deed of Mutual Covenants
The Deed of Mutual Covenants provides that NV and PLC and their respective subsidiary companies shall co-operate in every way for the purpose of maintaining a common operating policy. In addition, they shall exchange all relevant information about their respective businesses – the intention being to create and maintain a common operating platform for the Unilever Group throughout the world. The Deed of Mutual Covenants illustrates some of the information which makes up this common platform, such as the mutual exchange and free use of know-how, patents, trade marks and all other commercially valuable information. The Deed contains provisions which indicate, without laying down any rigid constraints, which operation according to geography shall be held ultimately by either NV or PLC. These arrangements were designed to create a balance between the two parent companies and the funds generated by them, for the benefit of their respective sets of shareholders.

The Agreement for Mutual Guarantees of Borrowing
Under the Agreement for Mutual Guarantees of Borrowing between NV and PLC, each company will, if asked by the other, guarantee the borrowings of the other. The two companies can also agree jointly to guarantee the borrowings of their subsidiaries. These arrangements are used, as a matter of financial policy, for certain significant public borrowings. They enable lenders to rely on our combined financial strength.

Corporate Policies
Unilever policies are characterised by being universally applicable within the Unilever Group. They are mandatory in effect and have been developed to ensure consistency in key areas within our world-wide operations. They cover operational and functional matters, and govern how we run our business, in order to comply with applicable laws and regulations.

Unilever corporate policies include: the Code of Business Principles; policies on positive assurance and risk management; policies on environmental strategy and reporting, social and ethical matters, including in respect of human rights; corporate social responsibility; the Unilever share dealing code; and a procedures manual for the timely release of price sensitive information.

The Code of Business Principles sets out the standards of behaviour we require from all of our employees. We also have a Code of Ethics that applies to the senior executive, financial and accounting officers and comprises the standards prescribed by the US Securities and Exchange Commission (SEC). The Code of Ethics comprises an extract of the relevant provisions of Unilever’s Code of Business Principles and the more detailed rules of conduct that implement it. Copies of the Code of Business Principles and the Code of Ethics are posted on our website at
www.unilever.com/investorcentre/corpgovernance.

Our internal risk management and control systems are described on page 31.

Developments in corporate governance
Unilever constantly keeps its corporate governance arrangements under review. NV and PLC are subject to different corporate governance requirements and best practice codes, the most relevant being those in the Netherlands, the United Kingdom and the United States. It is Unilever's practice to comply, where practicable, with the highest level of these codes, and respond to developments appropriately.

Developments in 2004
Following a review of our governance arrangements in 2004, the NV and PLC shareholders adopted proposals to create a one-tier board with a majority of independent Non-Executive Directors.

34	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Corporate governance
(continued)

Developments in 2005
In 2005 the Boards announced a series of further changes to streamline management and leadership. These were approved by our shareholders at the Annual General Meetings (AGMs) in 2005. A separate Non-Executive Chairman and Group Chief Executive were appointed. The Group Chief Executive established the Unilever Executive (UEx) which comprises three Regional Presidents (for Europe, The Americas, Asia Africa), two Category Presidents (for Foods and Home and personal care) the Chief Financial Officer and the Chief HR Officer. The regions are responsible for performance, implementing proven brand mixes in their region and focusing on building capabilities with customers. The categories are responsible for the entire brand development process including innovation, brand positioning and communication and category strategies. The interdependence between the regions and categories allows us to exploit our global scale, while building on our deep roots in local markets. Our HR and Finance functions concentrate on excellence in human capabilities and cost-efficiencies across the Group.

In 2005, we also announced that we would undertake a thorough review of our corporate structure to see if any change should be made. The review team was led by the Chairman, Antony Burgmans, and included Non-Executive Directors David Simon and Jeroen van der Veer. On 19 December 2005, the conclusions of the structure review were announced. The Boards decided that Unilever would retain its current structure with some important changes (see below). Reference is made to the announcement text on our website at www.unilever.com/ourcompany/investorcentre.

Proposed Developments for 2006
The changes in our structure that the Boards wish to propose to our shareholders at the AGMs in 2006 are:

•	to adapt Unilever’s constitutional arrangements to allow greater flexibility to allocate assets between both parent companies;

•	to simplify the relationship between our NV and PLC shares by establishing a one-to-one equivalence in their economic interest in the Unilever Group; this will be achieved by a split of the NV shares and a consolidation of the PLC shares; and

•	to allow shareholders the right to nominate candidates to the Boards, taking into account the need to ensure the unity of management.

The above proposals will require changes to the Articles of Association of NV and PLC, to the Deed of Mutual Covenants, and to the Equalisation Agreement.

More information on these proposals can be found in the notices to these AGMs, which can be found at www.unilever.com/investorcentre/agms.

The text that follows describes the corporate governance arrangements since the 2005 AGMs. More information on our corporate governance arrangements is set out in The Governance of Unilever, the Boards’ statement of their internal arrangements, which can be found at
www.unilever.com/investorcentre/corpgovernance.

The Boards
The Boards of NV and PLC comprise the same Directors. The Chairman and all of the Directors are Directors of both NV and PLC. This ensures unity of governance and management. In order to operate as nearly as practicable as a single entity it is important for the Boards of NV and PLC to operate as far as possible as one Board. This ensures that all matters are considered by the Boards as a single intellect, reaching the same conclusions on the same set of facts.

The Boards are one-tier boards, comprising Executive Directors and, in a majority, Non-Executive Directors. The Boards have ultimate responsibility for the management, general affairs, direction and performance of the business as a whole. The responsibility of the Directors is collective, taking into account their respective roles as Executive Directors and Non-Executive Directors. The Executive Directors have additional responsibilities for the operation of our business as determined by the Group Chief Executive.

Our Directors have set out a number of areas of responsibility which are reserved to themselves and other areas for which matters are delegated to the Group Chief Executive and committees whose actions are regularly reported to and monitored by the Boards. These are described on pages 37 to 39.

Further details of how our Boards effectively operate as one board, govern themselves and delegate their authorities are set out in The Governance of Unilever, which can be found at
www.unilever.com/investorcentre/corpgovernance.

Appointment of Directors
In order to try to ensure that NV and PLC have the same Directors, the Articles of Association of NV and PLC contain provisions which ensure that both NV and PLC shareholders are presented with the same candidates for election as Directors. This is achieved through a nomination procedure operated by the Boards of NV and PLC through Unilever’s Nomination Committee.

As mentioned above, proposals will be made to the AGMs in 2006 to allow shareholders the right to nominate directors. Below, we describe our current system used in 2005.

Unilever Annual Report and Accounts 2005	35

Back to Contents

Corporate governance
(continued)

Currently, in the case of NV, the Articles of Association grant to the holders of the special ordinary shares numbered 1-2 400 inclusive the right to draw up a nomination list for shareholders to vote upon at the General Meeting. In the case of PLC, this right of nomination is given by the Articles of Association to the holders of PLC’s deferred stock. The joint holders of both the NV special ordinary shares and the PLC deferred stock are N.V. Elma and United Holdings Limited, which are joint subsidiaries of NV and PLC. The boards of N.V. Elma and United Holdings Limited comprise the members of the Nomination Committee. Only persons who have offered themselves for election to the Boards of both NV and PLC are eligible to be elected as Directors of NV and PLC.

The interests of our shareholders are protected because all the Directors submit themselves for election every year and shareholders can remove any of them by a simple majority vote. Thus, as a practical matter, the Boards cannot perpetuate themselves contrary to the will of the shareholders.

In addition, shareholders can overrule Director nominations. In the case of NV, this can be done by a resolution adopted by at least a two-thirds majority of the votes cast, which majority must represent more than one half of NV’s issued share capital. If this happens, a new meeting can be held and a new Director can be appointed with an absolute majority of the votes cast. In the case of PLC, shareholders can overrule nominations with resolutions passed at General Meetings to alter the nomination rights attached to the Deferred Shares and to alter the Articles of Association. The former resolution would require a two-thirds majority of those voting, so long as that majority comprises not less than half of the issued PLC shares. The latter resolution would require a three-quarters majority of those voting.

Board meetings
Our Boards meet at least seven times a year to consider important corporate events and actions, such as:

•	approval of corporate strategy;
•	approval of the corporate Annual Plan;
•	review of risks and controls;
•	authorisation of major transactions;
•	review of the functioning of the Boards and their Committees;
•	preparation of the Annual Report and Accounts;
•	declaration of dividends;
•	agreement of quarterly results announcements;
•	convening of shareholders’ meetings;
•	nominations for Board appointments; and
•	approval of Board remuneration policy.

In 2005 the Boards of NV and PLC met ten times. All our Executive Directors attended all meetings. All the Non-Executive Directors attended all meetings, except for Hilmar Kopper and David Simon who each missed one meeting and Jeroen van der Veer and Oscar Fanjul who each missed two meetings.

Board meetings are held either in London or Rotterdam and chaired by the Chairman. The Chairman is assisted by the Joint Secretaries, who ensure the Boards are supplied with all the information necessary for their deliberations. The Chairman and the Joint Secretaries involve the Senior Independent Director (see page 38) in the arrangements for Board Meetings.

Board induction and training
Upon election, Directors receive a comprehensive Directors’ Manual and are briefed thoroughly on their responsibilities. Updates on corporate governance developments and investor relations matters are frequent items at Board meetings. They receive presentations, either as Directors of the Boards or as a member of a Board Committee, on relevant aspects of the Unilever business. In addition, during 2005 the Boards received two separate teach-ins, one on the new market abuse regime in the Netherlands and the UK and the other on Directors’ indemnification (see page 40) and Directors’ and Officers’ insurance cover.

Board evaluation
The terms of reference of each Board Committee provide that the Committees conduct an annual self-assessment of their performance, which includes taking the views of the Boards on the performance of the Committee. The Chairman of the Committee reports to the Boards on the results of the process.

2005 was the first year of our new Boards’ operation. To ensure optimal functioning of the Board and the individual Directors and compliance with the most recent developments in best practice, the Nomination Committee commissioned Spencer Stuart to carry out a full review of the functioning of the Boards and of its governance arrangements. This review concluded that our arrangements stood comparison with our peers. A full report was made to the Boards in February 2006 and a range of minor changes in terms of the day-to-day operations of the Boards will be introduced during the balance of the year. A Board evaluation and Chairman and individual director appraisal process is scheduled for the second quarter of 2006. Thus, the changes following the said review can be taken into account in the evaluations.

Board support
The Joint Secretaries are available to advise all Directors and ensure that Board procedures are complied with. They are appointed and can be removed by the Boards.

A procedure is in place to enable Directors, if they so wish, to seek independent professional advice at Unilever’s expense.

Board changes
The current Directors, with their biographies, are shown on page 49. All the Executive Directors held office throughout the year, with the exception of Ralph Kugler, who was elected as a Director at the 2005 AGMs.

Antony Burgmans took up the role of Non-Executive Chairman of NV and PLC at the 2005 AGMs and Patrick Cescau became Group Chief Executive in April 2005.

36	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Corporate governance
(continued)

Leon Brittan, Lynda Chalker, Bertrand Collomb, Wim Dik, Oscar Fanjul, Hilmar Kopper, David Simon and Jeroen van der Veer were nominated for re-election as Non-Executive Directors of NV and PLC at the 2005 AGMs. Their biographies are set out on page 49.

In 2005, Bertrand Collomb, our Senior Independent Director, became Vice-Chairman of NV and PLC, Wim Dik joined the Audit Committee, and Antony Burgmans joined the External Affairs and Corporate Relations Committee.

At the 2005 AGMs, Clive Butler, Keki Dadiseth and André van Heemstra retired as Executive Directors and Claudio Gonzalez retired as Non-Executive Director.

At the 2006 AGMs, all of the Executive Directors and the Non-Executive Directors, with the exception of Bertrand Collomb, Oscar Fanjul and Hilmar Kopper, will be nominated for re-election.

Bertrand Collomb, Oscar Fanjul and Hilmar Kopper will retire as Non-Executive Directors at the 2006 AGMs and their colleagues wish to thank them for their advice during the period of their appointments.

In addition at the 2006 AGMs, Charles Golden, Executive Vice-President and CFO of Eli Lilly and Company, Byron Grote, CFO of BP p.l.c., Jean-Cyril Spinetta, Chairman/CEO of Air France-KLM S.A., and Kornelis (Kees) Storm, former Chairman of the Executive Board of AEGON N.V. will be nominated as Non-Executive Directors. Biographical details for the new Non-Executive Directors are contained in the 2006 AGM Notice’s of Meeting, and on our website at www.unilever.com/ourcompany/investorcentre.

Chairman and Group Chief Executive
Since the 2005 AGMs Unilever has had a separate Non-Executive Chairman and Group Chief Executive. There is a clear division of responsibilities between their roles. The Chairman is primarily responsible for leadership of the Boards, ensuring their effectiveness and setting their agendas. He is also responsible for ensuring that the Boards receive accurate, timely and clear information.

The Group Chief Executive has been entrusted, within the parameters set out in the Articles of Association of NV and PLC and The Governance of Unilever, with all the Boards' powers, authorities and discretions in relation to the operational management of Unilever. The Group Chief Executive has the authority to determine which duties regarding the operational management of the companies and their business enterprises will be carried out under his responsibility by one or more Executive Directors or by one or more other persons. This provides a basis to the Unilever Executive team (UEx) that reports to the Group Chief Executive. For UEx members’ biographies see page 50. For our business structure, please refer to ‘About Unilever’ on page 10.

Executive Directors
All four Executive Directors are members of the UEx: the Group Chief Executive, the Chief Financial Officer, the President Europe and the President Home and personal care. Details on their responsibilities can be found in The Governance of Unilever at www.unilever.com/investorcentre/corpgovernance.

The Executive Directors are full-time employees of Unilever. Information about their remuneration can be found in the report of the Remuneration Committee and on our website at www.unilever.com/investorcentre/corpgovernance.

The current Executive Directors are long-serving Unilever executives who can reasonably expect, subject to satisfactory performance, to be employed by Unilever until retirement. The Remuneration Committee takes the view that the entitlement of the Executive Directors to the security of twelve months’ notice of termination of employment is in line both with the practice of many comparable companies and the entitlement of other senior executives within Unilever.

The Remuneration Committee’s aim is always to deal fairly with cases of termination while taking a robust line in minimising any compensation.

The Executive Directors submit themselves for re-election at the AGMs each year. The Nomination Committee carefully considers each nomination for reappointment.

The Directors stop holding executive office on ceasing to be Directors. Those appointed prior to 2004 retire at the latest by the age of 62. Appointees from 2004 onwards retire at an age between 60 and 65, as decided by either them or Unilever.

At the AGMs of 2001 our shareholders adopted the remuneration policy for Executive Directors. Further changes were made at the AGMs in 2005. We do not grant our Executive Directors any personal loans and guarantees.

There are no family relationships between any of our Executive Directors, other key management personnel or Non-Executive Directors. None of our Executive Directors are elected or appointed under any arrangement or understanding.

Executive Directors are to obtain approval from the Chairman for all outside Board appointments. Normally not more than one such appointment should be accepted. For Executive Directors’ biographies see page 49.

Non-Executive Directors
The Non-Executive Directors share responsibility for the execution of the Board’s duties, taking into account their specific responsibilities, which are essentially supervisory. In particular, they comprise the principal external presence in the governance of Unilever, and provide a strong independent element. See page 49 for their biographies.

Unilever Annual Report and Accounts 2005	37

Back to Contents

Corporate governance
(continued)

Role and Responsibility
The key elements of the role and responsibilities of our Non-Executive Directors are:

•	supervision of and advice to the Group Chief Executive;
•	developing strategy with the Group Chief Executive;
•	scrutiny of performance;
•	controls;
•	reporting of performance;
•	remuneration of and succession planning for Executive Directors; and
•	governance and compliance.

Our Non-Executive Directors are chosen for their broad and relevant experience and international outlook, as well as their independence. They form the Audit Committee, the Nomination Committee, the Remuneration Committee and the External Affairs and Corporate Relations Committee. The roles and membership of these key Board committees are described on page 39. The profile set by the Boards for the Non-Executive Directors and the chart used for orderly succession planning can be seen on our website at
www.unilever.com/investorcentre/corpgovernance.

Meetings
The Non-Executive Directors meet regularly as a group, without the Executive Directors present, under the chairmanship of the Senior Independent Director. In 2005 they met three times as a group. In addition, the Non-Executive Directors usually meet before each Board meeting with the Chairman, the Group Chief Executive and the Joint Secretaries.

Senior Independent Director
Our Non-Executive Directors have appointed Bertrand Collomb as Senior Independent Director. He acts as their spokesman. The Senior Independent Director is consulted by the Chairman on the agenda and arrangements for Board Meetings. He is also, in appropriate cases, a point of contact for shareholders and other stakeholders. In 2005 Bertrand Collomb was appointed Vice-Chairman of NV and PLC. Mr Collomb will be retiring at the AGMs in 2006.

Tenure
Our Non-Executive Directors submit themselves for re-election each year. Their nomination for re-election is subject to continued good performance which is evaluated by the Boards, based on the recommendations of the Nomination Committee. The Nomination Committee carefully considers each nomination for reappointment. The Non-Executive Directors normally serve for a maximum of nine years.

Remuneration
The remuneration of the Non-Executive Directors is determined by the Boards, within the overall limit set by the shareholders at the AGMs in 2004, and it is reported on page 68. Details of the engagement of our Non-Executive Directors can be seen on the Unilever website at
www.unilever.com/investorcentre/corpgovernance.

Independence
Taking into account the role of Non-Executive Directors, which is essentially supervisory, and the fact that they make up the key committees of the Board, it is important that our Non-Executive Directors can be considered to be independent.

Our definition of ‘independence’ for Directors is set out in The Governance of Unilever. It is derived from the applicable definitions in use in the Netherlands, UK and US. Our current Non-Executive Directors are considered to be independent of Unilever, with the exception of Antony Burgmans. Our Boards reached this conclusion after conducting a thorough review of all relevant relationships of the Non-Executive Directors, and their related or connected persons.

A number of relationships, such as non-executive directorships, exist between several of our Non-Executive Directors and companies that provide banking, insurance or financial advisory services to Unilever. Our Boards considered in each case the number of other companies that also provide or could readily provide such services to Unilever, the significance to those companies of the services they provide to Unilever, the roles of the Non-Executive Directors within those companies and the significance of that role to our Non-Executive Directors. It concluded that none of these relationships threaten the independence of the Non-Executive Directors concerned.

For example, the Boards have satisfied themselves that Leon Brittan’s position at UBS Investment Bank does not involve him in any way in its broking relationship with Unilever. They have noted that Lynda Chalker’s involvement in consultancy services for Unilever had been terminated before she was elected a Non-Executive Director in May 2004. The Boards have formed the view that the fact that Antony Burgmans is a member of the Supervisory Board of ABN AMRO, and David Simon is Senior Advisor of Morgan Stanley Dean Witter, was not material. The Board considers that the Chairmanship of Bertrand Collomb and the Non-Executive Directorship of Oscar Fanjul, and Lynda Chalker's membership of the International Advisory Board, of Lafarge, do not affect their status as independent in relation to their Non-Executive Directorships of Unilever.

Antony Burgmans, who before May 2005 was an Executive Director, is not considered to be independent. The Nomination Committee and the Boards nominated him for election as a Non-Executive Director in 2005 because of his thorough knowledge of Unilever and its operations. In addition to his role as Chairman, the Boards considered his knowledge of the business to be essential to see through the changes resulting from the structure review. We expect Antony Burgmans to be succeeded by an independent Chairman in 2007.

None of our Non-Executive Directors are elected or appointed under any arrangement or understanding.

38	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Corporate governance
(continued)

Board committees
The Boards have established the following committees, all formally set up by Board resolution with carefully defined remits. They are comprised of Non-Executive Directors and report regularly to the Boards. The remits can be found on our website at www.unilever.com/investorcentre/corpgovernance.

Audit Committee
The Audit Committee comprises a minimum of three independent Non-Executive Directors. It is chaired by Hilmar Kopper, and its other members are Oscar Fanjul and Wim Dik, who replaced Claudio Gonzalez at the AGMs in 2005. The Committee met five times in 2005, and the members attended all meetings. Hilmar Kopper and Oscar Fanjul will retire at the AGMs in 2006. The Boards have satisfied themselves that all the current and intended members of the Committee are competent in financial matters and have recent and relevant experience and that, for the purposes of the US Sarbanes-Oxley Act of 2002, Hilmar Kopper is the Audit Committee’s financial expert. The Committee’s meetings are attended, by invitation, by the Chief Financial Officer, the General Counsel, the Deputy Chief Financial Officer, the Chief Auditor and our external auditors.

The Audit Committee assists the Boards in fulfilling their oversight responsibilities in respect of the integrity of Unilever’s financial statements; risk management and internal control arrangements; compliance with legal and regulatory requirements; the performance, qualifications and independence of the external auditors; and the performance of the internal audit function. The Committee is directly responsible, subject to local laws regarding shareholder approval, for the nomination, compensation and oversight of the external auditors.

The Audit Committee is fully compliant with the rules regarding audit committees that are applicable in the Netherlands, UK and US. The Committee’s responsibilities and powers are fully aligned with all requirements in the UK, US and the Netherlands.

The Audit Committee is supplied with all information necessary for the performance of its duties by the Chief Auditor, Chief Financial Officer, and Deputy Chief Financial Officer. Both the Chief Auditor and the external auditors have direct access to the Audit Committee separately from management.

See page 70 for the Report of the Audit Committee to the shareholders.

Nomination Committee
Our Nomination Committee comprises a minimum of three independent Non-Executive Directors. It is chaired by Bertrand Collomb and its other members are David Simon, Jeroen van der Veer and Antony Burgmans. It met six times in 2005 and the members attended all meetings except that Jeroen van der Veer was absent for one meeting. The Committee recommends to the Boards candidates for the positions of Director. It also has responsibilities for succession planning and oversight of corporate governance matters. It is supplied with information by the Joint Secretaries.

See page 52 for the Report of the Nomination Committee to the shareholders.

Remuneration Committee
Our Remuneration Committee comprises three independent Non-Executive Directors. It is chaired by Bertrand Collomb and its other members are David Simon and Jeroen van der Veer. It met six times in 2005 and the members attended all meetings except that David Simon and Jeroen van der Veer were absent for one meeting.

The Committee reviews Directors’ remuneration and is responsible for the executive share-based incentive plans. It determines, within the parameters set by our shareholders, specific remuneration arrangements for each of the Executive Directors, the remuneration scales and arrangements for Non-Executive Directors and the remuneration of the tier of management directly below the Board. The Committee is supplied with information by Jan van der Bijl, Joint Secretary of Unilever.

The detailed report to shareholders on Directors’ remuneration is on pages 53 to 69.

External Affairs and Corporate Relations Committee
The External Affairs and Corporate Relations Committee currently comprises four Non-Executive Directors. It is chaired by Lynda Chalker and its other members are Leon Brittan, Wim Dik and Antony Burgmans. The Committee oversees our Code of Business Principles, which sets out the standards of behaviour we require from all of our employees. It also advises on external matters of relevance to the business, including issues of corporate social responsibility, and reviews our corporate relations strategy.

Routine business committees
Committees are also set up to conduct routine business as and when they are necessary. They comprise any two of the Directors and certain senior executives and officers. They administer certain matters previously agreed by our Boards or the UEx. The Joint Secretaries are responsible for the operation of these committees.

Disclosures Committee
The Board has set up a Disclosures Committee which is responsible for helping the Boards ensure that financial and other information that ought to be disclosed publicly is disclosed in a timely manner and that the information that is disclosed is complete and accurate. The Committee comprises the Deputy Chief Financial Officer, the Joint Secretaries and the Group Treasurer.

Unilever Annual Report and Accounts 2005	39

Back to Contents

Corporate governance
(continued)

Directors – Various formal matters
The borrowing powers of NV Directors on behalf of NV are not limited by the Articles of Association of NV. PLC Directors have the power to borrow on behalf of PLC up to three times the adjusted capital and reserves of PLC, as defined in its Articles of Association, without the approval of shareholders by ordinary resolution.

The Articles of Association of NV and PLC do not require Directors of NV or Directors of PLC to hold shares in NV or PLC. However, the remuneration arrangements applicable to our Executive Directors require our Executive Directors to build and retain a personal shareholding in Unilever equal to at least 150% of their annual base pay.

Directors – Indemnification
Directors’ indemnification, including the terms thereof, is provided for in article 19 of NV’s Articles of Association.

The power to indemnify directors is provided for in PLC’s Articles of Association. Deeds of indemnity were issued to all PLC Directors during 2005.

Appropriate Directors’ and Officers’ liability insurance is in place for all Unilever Directors.

Directors – Conflicts of interest
We attach special importance to avoiding conflicts of interest between NV and PLC and their Directors. In the case of a conflict of interest between NV and PLC and any of our Directors, all applicable laws, regulations and corporate governance codes are complied with. Conflicts of interest are not understood to include transactions and other activities involving companies in the Unilever Group.

Directors are not permitted to take part in any discussion or decision-making that involves a subject or transaction in relation to which they have a conflict of interest with the company. All transactions in which there are conflicts of interest with Directors must be agreed on terms that are customary in the sector concerned.

As a formal matter, under Dutch law Directors are able to vote on transactions in which they are materially interested so long as they are acting in good faith. In general, PLC Directors cannot vote in respect of contracts in which they know they are materially interested, unless, for example, their interest is shared with other shareholders and employees. In 2005 no conflict of interests transactions took place between the Directors and NV and PLC.

Shareholder matters

Relations with shareholders and other investors
We believe it is important both to explain our business developments and financial results to investors and to understand their objectives.

The Chief Financial Officer has lead responsibility for investor relations, with the active involvement of the Group Chief Executive. They are supported by our Investor Relations department which organises presentations for analysts and investors. Such presentations are generally made available on our website. Briefings on quarterly results are given via teleconference and are accessible by telephone or via our website. For further information visit our website at www.unilever.com/investorcentre.

The Boards are regularly briefed on reactions to the quarterly results announcements. They, or the relevant Board Committee, are briefed on any issues raised by shareholders that are relevant to their responsibilities.

Our shareholders can, and do, raise issues directly with the relevant Executive Director or the Chairman and, if appropriate, a relevant Non-Executive Director or the Senior Independent Director.

Both NV and PLC communicate with their respective shareholders through the AGMs as well as responding to their questions and enquiries during the course of the year. We take the views of our shareholders into account and, in accordance with all applicable legislation and regulations, may consult them in an appropriate way before putting major new proposals at our AGMs.

General Meetings of shareholders
The business to be conducted at the AGMs of NV and PLC is set out in the separate Notices of AGM for NV and PLC. It includes appointment of Directors, declaration/approval of final dividend, appointment of external auditors, approval of changes to the Articles of Association, and authorisation for the Boards to allot and repurchase shares, and to restrict pre-emptive rights of shareholders.

General Meetings of shareholders of NV and PLC are held at times and places decided by our Boards. NV meetings are held in Rotterdam and PLC meetings are held in London on consecutive days. The notices calling the meeting normally go out more than thirty days prior to the meetings and include further information on how to gain access to the AGMs and how to vote by proxy.

At the AGMs, a full account is given of the progress of the business over the last year and there is a review of current issues. Shareholders are encouraged to attend the meetings and ask questions, and the question-and-answer sessions form an important part of the meetings in both Rotterdam and London. We welcome our external auditors to the AGMs and they are entitled to address the meetings.

40	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Corporate governance
(continued)

We are committed to efforts to establish more effective ways of communication with our shareholders around the AGMs. Electronic communication is becoming an important medium for shareholders, providing ready access to shareholder information and reports, and for voting purposes.

NV was one of the founders of the Dutch Shareholders’ Communication Channel. NV shareholders participating in the Dutch Shareholders’ Communication Channel are able to appoint electronically a proxy to vote on their behalf at the NV AGM and NV shareholders who wish to participate should contact their bank or broker. Shareholders of PLC in the United Kingdom can choose to receive electronic notification that the Annual Review, Annual Report and Accounts and Notice of AGMs have been published on our website, instead of receiving printed copies, and can also electronically appoint a proxy to vote on their behalf at the AGM. Registration for electronic communication by shareholders of PLC can be made at
www.unilever.com/shareholderservices.

Voting rights
To be entitled to attend and vote at NV General Meetings shareholders must hold their NV shares on the record date, which is set by the Directors and is not more than seven days before the meeting. Shareholders do not need to block their shares.

Shareholders can vote in person or by proxy, and can cast one vote for each €0.51 (Fl. 1.12) nominal amount of NV ordinary shares, NV preference shares or NV New York shares. Similar arrangements apply to holders of depositary receipts issued for NV shares (see pages 43 and 44).

PLC shareholders can cast one vote for each PLC ordinary 1.4p share they hold. Shareholders can vote in person at the meeting or by proxy. Proxies should be submitted to the Registrars, Computershare Investor Services PLC, whose details can be found on page 190, at least 48 hours before the AGM.

More information on the exercise of voting rights can be found in NV’s and PLC’s Articles of Association and in the respective notices of meetings.

Holders of NV New York shares or PLC American Depository Receipts of shares will receive a proxy form enabling them to authorise and instruct ABN AMRO N.V. or Citibank N.A. respectively to vote on their behalf at the shareholders’ meeting of NV or PLC.

N.V. Elma and United Holdings Limited (the holders of NV’s special shares), other group companies of NV which hold ordinary or preference shares, and United Holdings Limited, which owns half of PLC’s deferred stock, are not permitted to vote at General Meetings.

The proxy vote is published at the meetings and the outcome of the votes, including the proxy votes, is put on Unilever’s website.

Shareholder proposed resolutions
Shareholders of NV may propose resolutions if they individually or together hold 1% of NV’s issued capital in the form of shares or depositary receipts for shares, or if they individually or together hold shares or depositary receipts worth at least €50 million. They must submit these requests at least 60 days before the date of the General Meeting, and the request will be honoured unless, in the opinion of the Board, it is against a substantive interest of the Company. Shareholders who together represent at least 10% of the issued capital of NV can also requisition Extraordinary General Meetings to deal with specific resolutions.

Shareholders who together hold shares representing at least 5% of the total voting rights of PLC, or 100 shareholders who hold on average £100 each in nominal value of PLC capital, can require PLC to propose a resolution at a General Meeting. PLC shareholders holding in aggregate one tenth of the issued ordinary shares of PLC are able to convene a general meeting of PLC.

Required majorities
Resolutions are usually adopted at NV and PLC shareholder meetings by an absolute majority of votes cast, unless there are other requirements under the applicable laws or NV’s or PLC’s Articles of Association. For example, there are special requirements for resolutions relating to the alteration of the Articles of Association, the liquidation of NV or PLC and the alteration of the Equalisation Agreement (see below).

Right to hold shares
There are no limitations on the right to hold NV and PLC shares.

Equalisation Agreement
The Equalisation Agreement makes the position of the shareholders of NV and PLC, as far as possible, the same as if they held shares in a single company. The Agreement regulates the mutual rights of the shareholders of NV and PLC. Under the Equalisation Agreement, NV and PLC must adopt the same financial periods and accounting policies. Dividends are paid in accordance with a formula relating to the nominal values of NV’s and PLC’s issued share capital.

The Equalisation Agreement sets out the rights and benefits accruing to each unit of ownership in NV in relation to each unit of ownership in PLC. Under the Equalisation Agreement we compare the ordinary share capital of the two companies in units: a unit made up of €5.445 nominal of NV’s ordinary capital carries the same weight as a unit made up of £1 nominal of PLC’s ordinary capital. For every unit (€5.445) you have of NV you have the same rights and benefits as the owner of a unit (£1) of PLC. NV’s ordinary shares currently each have a nominal value of €0.51, and PLC’s share capital is divided into ordinary shares of 1.4p each. This means that a €5.445 unit of NV is made up of approximately 10.7 NV ordinary shares of €0.51 each and a £1 unit of PLC is made up of approximately 71.4 PLC ordinary shares of 1.4p each. Consequently, one NV ordinary share equates to about 6.67 ordinary shares of PLC.

Unilever Annual Report and Accounts 2005	41

Back to Contents

Corporate governance
(continued)

When we pay ordinary dividends we use this formula. On the same day, NV and PLC allocate funds for the dividend from their parts of our current profits and free reserves. We pay the same amount on each NV share as on 6.67 PLC shares calculated at the relevant exchange rate. For interim dividends this exchange rate is the average rate for the quarter before we declare the dividend. For final dividends it is the average rate for the year. In arriving at the equalised amount we include any tax payable by the Company in respect of the dividend, but calculate it before any tax deductible by the Company from the dividend.

The Equalisation Agreement provides that if one company had losses, or was unable to pay its preference dividends, the loss or shortfall would be made up out of:

•	the current profits of the other company (after it has paid its own preference shareholders);
•	then its own free reserves; and
•	then the free reserves of the other company.

If either company could not pay its ordinary dividends, we would follow the same procedure, except that the current profits of the other company would only be used after it had paid its own ordinary shareholders and if the Directors thought this more appropriate than, for example, using its own free reserves.

So far, NV and PLC have always been able to pay their own dividends, so we have never had to follow this procedure. If we did, the payment from one company to the other would be subject to any United Kingdom and Netherlands tax and exchange control laws applicable at that time.

Under the Equalisation Agreement, the two companies are permitted to pay different dividends in the following exceptional circumstances:

•	If the average annual sterling/euro exchange rate changed so substantially from one year to the next that to pay equal dividends at the current exchange rates, either NV or PLC would have to pay a dividend that was unreasonable (ie. substantially larger or smaller in its own currency than the dividend it paid in the previous year); or

•	The governments of the Netherlands or the United Kingdom could in some circumstances place restrictions on the proportion of a company’s profits which can be paid out as dividends. This could mean that in order to pay equal dividends one company would have to pay out an amount which would breach the limitations in place at the time, or that the other company would have to pay a smaller dividend.

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

If both companies were to go into liquidation, NV and PLC would each use any funds available for shareholders to pay the prior claims of their own preference shareholders. Then they would use any surplus to pay each other’s preference shareholders, if necessary. After these claims had been met, they would pay out any equalisation or dividend reserve to their own shareholders before pooling the remaining surplus. This would be distributed to the ordinary shareholders of both companies, once again on the basis that the owner of €5.445 nominal NV ordinary share capital would get the same as the owner of £1 nominal PLC ordinary share capital. If one company were to go into liquidation, we would apply the same principles as if both had gone into liquidation simultaneously.

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

The Articles of Association of NV establish that any payment under the Equalisation Agreement will be credited or debited to the income statement for the financial year in question.

Under Article 2 of the Articles of Association of NV and Clause 3 of the Memorandum of Association of PLC, each company is required to carry out the Equalisation Agreement with the other. Both documents state that the Agreement cannot be changed or terminated without the approval of shareholders. For NV, the General Meeting can decide to alter or terminate the Equalisation Agreement at the proposal of the Board. The necessary approval of the General Meeting is then that at least one half of the total issued ordinary capital must be represented at an ordinary shareholders’ meeting, where the majority must vote in favour; and (if they would be disadvantaged or the agreement is to be terminated), at least two-thirds of the total issued preference share capital must be represented at a preference shareholders’ meeting, where at least three-quarters of them must vote in favour. For PLC, the necessary approval must be given by the holders of a majority of all issued shares voting at a General Meeting and the holders of the ordinary shares, either by three-quarters in writing, or by three-quarters voting at a General Meeting where the majority of the ordinary shares in issue are represented.

In addition, Article 3 of the PLC Articles of Association states that PLC’s Board must carry out the Equalisation Agreement and that the other provisions of the Articles of Association are subject to it. We are advised by counsel that these provisions oblige our Boards to carry out the Equalisation Agreement, unless it is amended or terminated with the approval of the shareholders of both companies. If the Boards fail to enforce the Agreement, shareholders can compel them to do so under Netherlands and United Kingdom law.

42	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Corporate governance
(continued)

As mentioned on page 35, a proposal to amend the Equalisation Agreement will be put to shareholders at the 2006 AGMs. More information on this proposal can be found in the notices to these AGMs which can be found at www.unilever.com/investorcentre/agms.

Combined earnings per share
Because of the Equalisation Agreement and the other arrangements between NV and PLC, we calculate earnings per share on a combined basis. The calculation is based on the average amount of NV’s and PLC’s ordinary share capital in issue during the year. In the calculation, we apply the formula contained in the Equalisation Agreement to arrive at the appropriate total number of shares in issue for the combined business, expressed separately in terms of NV shares of €0.51 shares and PLC shares of 1.4p. The net profit attributable to ordinary shares is divided by each of these combined share numbers to arrive at an earnings per share figure expressed in terms of each of the two share types.

Further information about these calculations, and about the calculation of earnings per share on a diluted basis, can be found in note 8 on page 97.

Despite the Equalisation Agreement, NV and PLC are separate companies, and are subject to different laws and regulations governing dividend payments in the Netherlands and the United Kingdom. In our combined earnings per share calculation, we assume that both companies will be able to pay their dividends out of their part of our profits. This has always been the case in the past, but if we did have to make a payment from one to the other it could result in additional taxes, and reduce our combined earnings per share.

Share capital
NV’s issued share capital on 31 December 2005 was made up of:

•	€291 503 709 split into 571 575 900 ordinary shares of €0.51 each;
•	€1 089 072 split into 2 400 ordinary shares numbered 1 to 2 400, known as special shares; and
•	€120 280 425 split into several classes of cumulative preference shares.

PLC’s issued share capital on 31 December 2005 was made up of:

•	£40 760 420 split into 2 911 458 580 ordinary shares of 1.4p each; and
•	£100 000 of deferred stock.

For NV share capital, the euro amounts quoted in this document are representations in euros on the basis of Article 67c of Book 2 of the Civil Code in the Netherlands, rounded to two decimal places, of underlying share capital in Dutch guilders, which have not been converted into euros in NV’s Articles of Association or in the Equalisation Agreement. Until conversion formally takes place by amendment of the Articles of Association, the entitlements to dividends and voting rights are based on the euro equivalent of the underlying Dutch guilder according to the official euro exchange rate.

As mentioned on page 35, proposals to simplify the relationship between the NV and PLC shares by establishing a one-to-one equivalence in their underlying economic value will be put to shareholders at the 2006 AGMs. More information on this proposal can be found in the notices to these AGMs and these can be found at www.unilever.com/investorcentre/agms.

Stichting Administratiekantoor Unilever N.V. (Foundation NV Trust Office)
N.V. Nederlandsch Administratie- en Trustkantoor (Nedamtrust), an independent trust company under the Netherlands law, had an agreement with NV to issue depositary receipts against NV shares. As part of its corporate objects Nedamtrust was able to:

•	issue depositary receipts;
•	carry out administration for the shares which underlie the depositary receipts it has issued; and
•	exercise voting rights for these underlying shares.

The depositary receipts issued by Nedamtrust against NV shares were known as Nedamtrust certificates. They were traded and quoted on Euronext Amsterdam and other European stock exchanges. Nedamtrust had issued certificates for NV’s ordinary and NV 7% cumulative preference shares, and almost all the NV shares traded and quoted in Europe were in the form of these certificates. The exception is that there are no certificates for NV’s 4% and 6% cumulative preference shares.

In October 2005, Nedamtrust held a meeting of the holders of Nedamtrust certificates to approve the transfer of the administration of the underlying shares to a new trust office, Stichting Administratiekantoor Unilever N.V. (Foundation NV Trust Office). These proposals were made in order for the trust office to be fully compliant with the Dutch Corporate Governance Code. The holders of the Nedamtrust certificates approved the transfer of the administration of the NV shares held by Nedamtrust to the new Foundation NV Trust Office with a majority of 99.6% of the votes cast; approximately 23% of all outstanding Nedamtrust certificates were represented. The meeting furthermore expressed its confidence in the board of the Foundation.

The Foundation NV Trust Office was incorporated on 31 October 2005. The transfer of the administration of the NV shares from Nedamtrust to the Foundation took place on 13 January 2006. The Foundation NV Trust Office and its arrangements are fully compliant with the Dutch Corporate Governance Code.

The text that follows describes the arrangements of the new Foundation NV Trust Office following acceptance by the certificate holders of the transfer of the administration of the underlying NV shares.

Unilever Annual Report and Accounts 2005	43

Back to Contents

Corporate governance
(continued)

Depositary receipts for shares
As at 28 February 2006, the majority (around 71%) of NV’s ordinary shares and around 34% of NV’s 7% cumulative preference shares are held by the Foundation NV Trust Office. As part of its corporate objects, the Foundation issues depositary receipts in exchange for these shares. The depositary receipts of NV ordinary shares are listed on Euronext Amsterdam, as are the NV ordinary shares themselves, and on the stock exchanges in Frankfurt and Zürich. The depositary receipts for the NV 7% preference shares are listed on Euronext Amsterdam, as are the NV 7% preference shares.

Holders of depositary receipts can under all circumstances exchange their depositary receipts for the underlying shares (or vice versa).

Holders of depositary receipts are entitled to dividends that are paid on the underlying shares held by the Foundation.

Voting by holders of depositary receipts
Although the depositary receipts themselves do not formally have voting rights, holders of depositary receipts are in practice equated with shareholders. Holders of depositary receipts can attend NV’s General Meetings, either personally or by proxy, and will then automatically, without limitation and under all circumstances receive a voting proxy on behalf of the Foundation NV Trust Office to vote on the underlying shares.

Holders of depositary receipts not attending a shareholders’ meeting and who participate in the Dutch Shareholders’ Communication Channel can also issue binding voting instructions to the Foundation. The Foundation is obliged to follow these instructions. The same applies to holders of depositary receipts that instruct the Foundation NV Trust Office outside the Shareholders Communication Channel.

Voting by the Foundation NV Trust Office
Shares for which the Foundation NV Trust Office has not granted voting proxies or for which it has not received voting instructions, are voted on by the Foundation in such a way as it deems to be in the interests of the holders of the depositary receipts. This voting policy is laid down in the Conditions of Administration that apply to the depositary receipts. Both the Articles of Association and the Conditions of Administration can be found on www.unilever.com/ourcompany/investorcentre. Specific provisions apply in the event that a meeting of holders of NV preference shares is convened.

If a change to shareholders’ rights is proposed, Foundation NV Trust Office will let shareholders know if it intends to vote, at least 14 days in advance if possible. It will do this by advertising in the press.

Hitherto the majority of votes cast by ordinary shareholders at NV meetings have been cast by the trust office. Unilever and the Foundation NV Trust Office have a policy of actively encouraging holders of depositary receipts to exercise their voting rights in NV meetings.

Foundation NV Trust Office’s Board
The Foundation NV Trust Office is an independent trust office with a board independent from Unilever. The members of the board are Mr J H Schraven (Chairman), Mr P P de Koning, Prof Dr L Koopmans and Mr A A Olijslager.

The trust office shall report periodically, but at least once a year, on its activities.

Foundation NV Trust Office’s shareholding
Foundation NV Trust Office’s shareholding fluctuates daily – its holdings on 28 February 2006 were:

•	NV ordinary shares of €0.51: 408 312 848 (71.44%)
•	NV 7% cumulative preference shares of €453.78: 9 821 (33.87%)
•	NV 6% cumulative preference shares of €453.78: 5 (0.00%)
•	NV 4% cumulative preference shares of €45.38: 23 (0.00%)

Further information on Foundation NV Trust Office, its arrangements and its activities can be found on www.unilever.com/ourcompany/investorcentre.

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

The first Viscount wanted the trustees of the trusts he established to be Directors of PLC. On 28 February 2006 the trustees of the charitable trusts were:

•	Sir Michael Angus – former Chairman
•	Sir Michael Perry – former Chairman
•	Mr N W A FitzGerald – former Chairman
•	Dr J I W Anderson – former Director
•	Dr A S Ganguly – former Director

On 28 February 2006, in their capacity as trustees of the two charitable trusts, they held approximately 5% of PLC’s issued ordinary capital.

44	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Corporate governance
(continued)

Requirements and compliance – general
Unilever is subject to corporate governance requirements in the Netherlands, the UK and the US as a Foreign private issuer. In the following section we set out areas of non-compliance with the corporate governance regulations and best practice codes applicable in the Netherlands, the UK and we also describe compliance with corporate governance regulations in the US.

The preceding description of our governance arrangements and the text on compliance that follows reflect Unilever’s governance arrangements following the changes adopted at the Shareholder Meetings in May 2005. They also reflect our Boards’ intentions for 2006 and 2007. The Boards reserve the right, in cases where they decide such to be conducive to the interests of the companies and the enterprise connected therewith, to depart from that which is set out in the present and previous sections in relation to our corporate governance. Further changes will be reported in future Annual Reports and Accounts and, when necessary, through changes to the relevant documents published on our website. As appropriate, proposals for change will be put to our shareholders for approval.

Further information can be found in The Governance of Unilever, the Boards’ own constitutional document, on our website at www.unilever.com/investorcentre/corpgovernance. This describes the terms of reference of our Board Committees, including their full responsibilities. It will be kept up to date with changes in our internal constitutional arrangements that our Boards may make from time to time.

Requirements – the Netherlands

General
NV is required to state in its Annual Report and Accounts whether it complies or will comply with the Principles (‘P’) and best practice provisions (‘bpp’) of the Dutch Corporate Governance Code (‘the Dutch Code’) and, if it does not comply, to explain the reasons for this. As will be clear from the preceding description of our governance arrangements, NV complies with almost all of the principles and best practice provisions of the Dutch Code. The text that follows sets out areas of non-compliance and certain statements that the Dutch Code invites us to give our shareholders that are not included elsewhere in this Annual Report and Accounts.

Board and Committee structures
As already indicated, NV has a one-tier board, consisting of both Executive and, as a majority, Non-Executive Directors. We achieve compliance of our board arrangements with the Dutch Code, which is for the most part based on the customary two-tier structure in the Netherlands, by, as far as is possible and practicable, applying the provisions of the Dutch Code relating to members of a management board to our Executive Directors and the provisions relating to members of a supervisory board to our Non-Executive Directors. Management tasks not capable of delegation are performed collectively by the Board. Reference is made to Ps II and III and corresponding bpps. Our compliance with the Dutch Code in these respects should be seen in the light of our one-tier board structure. Reference is also made to the UK Combined Code on Corporate Governance, which is fully tailored to the one-tier board model (see page 35).

Board evaluation, and Chairman and individual Director appraisals
2005 was the first year of our new Boards’ operation. To ensure optimal functioning of the Board and the individual Directors and compliance with the most recent developments in best practice, the Nomination Committee commissioned Spencer Stuart to carry out a full review of the functioning of the Boards and of its governance arrangements. This review concluded that our arrangements stood comparison with our peers. A full report was made to the Boards in February 2006 and a range of minor changes in terms of the day-to-day operations of the Boards will be introduced during the balance of the year. A Board evaluation and Chairman and individual director appraisal process is scheduled for the second quarter of 2006. Thus, the changes following the said review can be taken into account in the evaluations (bpp III.1.7).

Role of the Chairman
The Dutch Code recommends that in a one-tier board the chairman should neither be, nor have been, responsible for the day-to-day conduct of the business (bpp III.8.1). Before his appointment as Chairman, Antony Burgmans was jointly responsible for the daily operations of NV and PLC. Thus he is not independent from Unilever. He was nominated as Non-Executive Chairman in 2005 because of his thorough knowledge of Unilever and its operations. In addition to his role as Chairman, the Board considered his knowledge of the business to be essential to see through the changes resulting from the structure review. The Nomination Committee has commenced the search for a new independent Chairman to succeed Antony Burgmans who is due to retire in 2007. A well-reputed search firm has been commissioned by the Nomination Committee to assist them in this process. In addition to the Chairman, the Boards of NV and PLC have a Senior Independent Director who is appointed by the Non-Executive Directors and acts as their spokesperson. Our Senior Independent Director was elected Vice-Chairman by the Boards in 2005.

Nomination of Directors
The Dutch Code recommends that shareholders may resolve by an absolute majority of votes to cancel the binding nature of a nomination for the appointment of a director (bpp IV.1.1). In 2004, NV’s shareholders approved an alteration of the Articles of Association to align the arrangements for NV and PLC. This makes it possible for the meeting of shareholders to cancel binding nominations by a majority of two-thirds of the votes cast representing more than one-half of the issued capital. This arrangement is in place in order for NV and PLC to have a unified Board (see page 35). The interests of our shareholders are protected because all the Directors submit themselves for election every year and shareholders can remove any of them by a simple majority vote. Thus, as a practical matter, the Boards cannot perpetuate themselves contrary to the will of the shareholders.

Unilever Annual Report and Accounts 2005	45

Back to Contents

Corporate governance
(continued)

Following the review of our corporate structure in 2005, proposals will be put to the NV and PLC AGMs in May 2006 to substantially alter these arrangements and bring them fully in line with the Dutch Code (see page 35).

Risk management and control
Reference is made to page 74 where Unilever’s control framework is described. This incorporates risk management, internal control procedures and disclosure controls and procedures. Our procedures cover financial, operational, social, and environmental risks and regulatory matters. They are in line with the recommendations of ‘Internal Control – Guidance for Directors on the Combined Code’ published by the Internal Control Working Party of the Institute of Chartered Accountants in England and Wales in September 1999 (‘The Turnbull Guidance’). On pages 31 and 32 we have identified certain specific risks that are areas of focus in 2006. Our internal risk management and control systems cannot provide certainty as to the realisation of all business objectives and they can not always prevent misstatements, inaccuracies, errors, frauds and non compliances with rules and regulations.

The Board considers that the internal risk management and control systems are appropriate for our business and in compliance with bpp II.1.3.

In bpp II.1.4 the Dutch Code invites our Board to make a statement on our internal risk management and control systems. In its report, published on 20 December 2005, the Corporate Governance Code Monitoring Committee has made recommendations concerning the application of this best practice provision. In accordance with its recommendation and in light of the above, the Board believes that, as regards financial reporting risks:

•	the risk management and control systems provide reasonable assurance that this Annual Report does not contain any material inaccuracies;

•	the risk management and control systems have worked properly in 2005;

•	there are no indications that the risk management and control systems will not work properly in 2006;

•	no material weaknesses in the risk management and control systems were discovered in the year under review or the current year until the signing of these accounts;

and, as regards operational, strategic, legislative and regulatory risks:

•	no important failings in the risk management and control systems were discovered in the year under review.

This statement is not a statement in accordance with the requirements of Section 404 of the US Sarbanes Oxley Act.

Share options
In line with bpp II.2.2, the awards and grants of shares and options to our Directors are in the material cases subject to performance criteria, as referred to on page 55 and 56 of the Report of the Remuneration Committee. The exception is the options over 50 NV shares granted each year to our Executive Directors under the all employee share option plan in the Netherlands, as described on pages 132 and 133. The Directors’ participation in this plan is seen as a stimulus for all employees to participate. All other awards to our Directors under share based incentive schemes are subject to performance criteria.

Retention period of shares
The Dutch Code recommends that shares granted to executive directors without a financial consideration must be retained for a period of at least five years (bpp II.2.3). In 2001 we introduced a new remuneration policy with shareholder approval which requires our Executive Directors to build and retain a personal shareholding in Unilever equal to at least 150% of their annual base pay. We believe that this is in line with the spirit of the Dutch Code.

Severance pay
It is our policy to set the level of severance payments for Directors to no more than one year’s salary, unless the Board, at the proposal of the Remuneration Committee, finds this manifestly unreasonable given circumstances or unless otherwise dictated by applicable law (bpp II.2.7).

During 2005, Clive Butler, Keki Dadiseth and André van Heemstra ceased to be Directors. For their severance arrangements see page 60.

Regulations for transactions in securities in other companies
The Dutch Code recommends in bpp II.2.6 and bpp III.7.3 that a director shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in other Dutch listed companies to the compliance officer. Our Share Dealing Code provides that Directors are required, upon request, to disclose to the compliance officer their holdings and transactions in securities in other listed companies. We believe this requirement constitutes an appropriate arrangement.

Conflicts of interest
In the event of a (potential) conflict of interest, the provisions of the Dutch Code (P II.3 and III.6) are applied. Conflicts of interest are not understood to include transactions and other activities involving other companies in the Unilever Group.

Financing preference shares
NV issued 4%, 6% and 7% cumulative preference shares between 1930 and 1970. Their voting rights are based on their nominal value, as prescribed by Dutch law. The Dutch Code recommends that the voting rights on financing preference shares should, in any event when they are newly issued, be based on their economic value rather than on their nominal value (bpp IV.1.2). NV cannot reduce these voting rights unilaterally.

46	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Corporate governance
(continued)

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

Meetings of analysts and presentations to investors
We have extensive procedures for handling relations with and communicating with shareholders, investors, analysts and the media (see description on page 40). Whilst the important presentations and meetings are conducted in accordance with bpp IV.3.1, due to the large number of such presentations and meetings and overlap in information, some of the less important ones are not announced in advance, made accessible to everyone or put on our website.

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

In the preceding pages we have complied with the requirement to report on how we apply the Principles and the provisions in the Combined Code.

2005 was the first year of our new Boards’ operation. To ensure optimal functioning of the Board and the individual Directors and compliance with the most recent developments in best practice, the Nomination Committee commissioned Spencer Stuart to carry out a full review of the functioning of the Boards and of its governance arrangements. This review concluded that our arrangements stood comparison with our peers. A full report was made to the Boards in February 2006 and a range of minor changes in terms of the day-to-day operations of the Boards will be introduced during the balance of the year. A Board evaluation and Chairman and individual director appraisal process is scheduled for the second quarter of 2006. Thus, the changes following the said review can be taken into account in the evaluations.

Antony Burgmans, who before May 2005 was an Executive Director, is not considered to be independent. The Nomination Committee and the Boards nominated him for election as a Non-Executive Director in 2005 because of his thorough knowledge of Unilever and its operations. In addition to his role as Chairman, the Board considered his knowledge of the business to be essential to see through the changes resulting from the structure review.

The Board considers that the Chairmanship of Bertrand Collomb and the Non-Executive Directorship of Oscar Fanjul, and Lynda Chalker’s membership of the International Advisory Board, of Lafarge, do not affect their status as independent in relation to their Non-Executive Directorships of Unilever.

Due to the requirement for Unilever to hold two AGMs for its respective companies on consecutive days, it may not always be possible for all Directors and possibly the Chairmen of the Audit, Remuneration and Nomination Committees to be present at both meetings. The Chairman therefore ensures that a majority of Directors attend both meetings and that at least one member of each Committee attends each AGM.

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

We have complied with the requirements concerning corporate governance that were in force during 2005. Attention is drawn in particular to the remit of the Audit Committee on page 39 and the Report of the Audit Committee on page 70.

Actions already taken to ensure compliance that are not specifically disclosed elsewhere or otherwise clear from reading this document include:

•	the issuance of a Code of Ethics for senior financial officers;

•	the issuance of instructions restricting the employment of former employees of the audit firm; and

•	the establishment of a policy on reporting requirements under the SEC relating to the standards of professional conduct for US attorneys.

In each of these cases, existing practices were revised and/or documented in such a way as to conform to the new requirements.

Unilever Annual Report and Accounts 2005	47

Back to Contents

Corporate governance
(continued)

The Code of Ethics applies to the senior executive, financial and accounting officers and comprises the standards prescribed by the US Securities and Exchange Commission (SEC), and a copy has been posted on our website at www.unilever.com/investorcentre/corpgovernance. The Code of Ethics comprises an extract of the relevant provisions of Unilever’s Code of Business Principles and the more detailed rules of conduct that implement it. The only amendment to these pre-existing provisions and rules that was made in preparing the Code of Ethics was made at the request of the Audit Committee and consisted of a strengthening of the explicit requirement to keep proper accounting records. No waiver from any provision of the Code of Ethics was granted to any of the persons falling within the scope of the SEC requirement in 2005.

We are required by US securities laws and the Listing Standards of the New York Stock Exchange, with effect from 1 August 2005, to have an Audit Committee that satisfies Rule 10A-3 under the Exchange Act and the Listing Standards of the New York Stock Exchange. We are fully compliant with these requirements. We are also required to disclose any significant ways in which our corporate governance practices differ from those typically followed by US listed companies. In addition to the information we have given you in this document about our corporate governance arrangements, further details are provided in The Governance of Unilever, which is on our website at www.unilever.com/investorcentre/corpgovernance.

We are fully compliant with the Listing Standards of the New York Stock Exchange applicable to foreign issuers. Our corporate governance practices do not significantly differ from those followed by US companies listed on the New York Stock Exchange. However, the New York Stock Exchange listing standards for US issuers require that all members of the Nomination Committee must (but not foreign issuers such as Unilever) be independent. Our Chairman is not independent and he is a member of the Nomination Committee.

The changes we have made in 2005, in particular with the appointment of a Group Chief Executive on the Board and the creation of a Unilever Executive that is immediately below Board level, have brought our arrangements closer to those of a typical model for US issuers, where the most senior executives draw their authority primarily from their corporate office rather than their appointment, if any, as a director. However, the situation remains that the laws in the Netherlands and the UK only give limited recognition to the existence of any corporate officer other than that of a Director.

We would also confirm that it is our practice, in accordance with our home country laws and practices, to give our shareholders the opportunity to vote on equity compensation plans.

48	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Corporate governance
Biographical details

Executive Directors

Patrick Cescau
 Group Chief Executive
 Nationality: French. Aged 57. Group Chief Executive since April 2005. Joined Unilever 1973. Appointed Director 4 May 1999. Previous posts include: Chairman, Unilever PLC and Vice-Chairman, Unilever N.V. 2004-2005. Foods Director 2001. Financial Director 1999. Controller and Deputy Financial Director 1998-1999. President, Lipton USA 1997-1998. President and CEO, Van den Bergh Foods USA 1995-1997. Chairman, Indonesia 1991-1995. External appointments include: Non-Executive Director, Pearson plc and Conseiller du Commerce Extérieur de la France in the Netherlands.

Kees van der Graaf
President Europe
Nationality: Dutch. Aged 55. President Europe since April 2005. Joined Unilever 1976. Appointed Director 12 May 2004. Previous posts include: Foods Director 2004, Business Group President, Ice Cream and Frozen Foods 2001. Executive Vice-President, Foods and Beverages Europe 1998. Senior Vice-President, Global Ice Cream category 1995. External appointments include: Board member, ECR (Efficient Consumer Response) and Member, IAB (International Advisory Board of the City of Rotterdam).

Ralph Kugler
President Home and personal care
Nationality: British. Aged 50. President Home and personal care since 1 April 2005. Joined Unilever 1979. Appointed Director 11 May 2005. Previous posts include: President Home and Personal Care Europe 2001. Business Group President, Latin America 1999. Chairman, Unilever Thai Holdings 1995. Chairman, Unilever Malaysia 1992. External appointments include: Non-Executive Director, InterContinental Hotels Group PLC.

Rudy Markham
Chief Financial Officer
Nationality: British. Aged 59. Chief Financial Officer since April 2005. Joined Unilever 1968. Appointed Director 6 May 1998. Previous posts include: Financial Director 2000. Strategy & Technology Director 1998. Business Group President, North East Asia 1996-1998. Chairman, Nippon Lever Japan 1992-1996. Chairman, Unilever Australasia 1989-1992. Group Treasurer 1986-1989. External appointments include: Non-Executive Director, Standard Chartered PLC, Member, EAN International Management Board.

Non-Executive Directors

Antony Burgmans1,2
Chairman
Nationality: Dutch. Aged 59. Appointed 2005. Joined Unilever 1972. Appointed Director 8 May 1991. Previous posts include: Chairman, Unilever N.V. and Vice-Chairman, Unilever PLC 1999-2005. Vice-Chairman, Unilever N.V. 1998. Business Group President, Ice Cream and Frozen Foods – Europe and Chairman, Unilever Europe Committee 1996-1998. Responsible for South European Foods business 1994-1996. Personal Products Co-ordinator 1991-1994. External appointments include: Member, Supervisory Board of ABN AMRO Holding N.V., Non-Executive Director, BP p.l.c. and Member, International Advisory Board of Allianz AG.

Bertrand Collomb4,5,6
Vice-Chairman
Nationality: French. Aged 63. Appointed 1994. Chairman, Lafarge S.A. Director, Total S.A. and Atco. Member, Advisory Board of Banque de France.

The Rt Hon The Lord Brittan of Spennithorne QC, DL2
Nationality: British. Aged 66. Appointed 2000. Vice-Chairman, UBS Investment Bank and Chairman, UBS Limited. Member, International Advisory Committee of Total. Member, European Commission and Vice-President 1989-1999. Member, UK Government 1979-1986. Home Secretary 1983-1985 and Secretary of State for Trade and Industry 1985-1986.

The Rt Hon The Baroness Chalker of Wallasey3
Nationality: British. Aged 63. Appointed 1998. Non-Executive Director, Freeplay Energy Group, Group 5 (Pty) Ltd. and Equator Energy Limited. Member, International Advisory Board of Lafarge S.A. and Merchant Bridge & Co Ltd. UK Minister of State at the Foreign and Commonwealth Office 1986-1997.

Professor Wim Dik2,7
Nationality: Dutch. Aged 67. Appointed 2001. Professor at Delft University of Technology. Chairman, Supervisory Boards of Tele Atlas N.V. and N.V. Casema. Non-Executive Director, Aviva plc and LogicaCMG plc. Chairman and CEO, Koninklijke PTT Nederland (KPN) 1988-1998 and Koninklijke KPN N.V. (Royal Dutch Telecom) 1998-2000. Minister for Foreign Trade, Netherlands 1981-1982.

Oscar Fanjul7
Nationality: Spanish. Aged 56. Appointed 1996. Vice-Chairman, Omega Capital. Director, Marsh & McLennan Companies, the London Stock Exchange and Acerinox S.A. Non-Executive Director, Lafarge. Member, Advisory Board of Sviluppo Italia S.p.A. and Senior Advisor of the Carlyle Group. International Advisor to Goldman Sachs and Trustee of the International Accounting Standards Committee Foundation. Chairman and CEO, Repsol 1986-1996.

Hilmar Kopper8
Nationality: German. Aged 70. Appointed 1998. Chairman, Supervisory Board of DaimlerChrysler AG. Non-Executive Director, Xerox Corp. Chairman, German Advisory Board of Spencer Stuart. Member, Advisory Board of Sviluppo Italia S.p.A. Former CEO and former Chairman, Supervisory Board of Deutsche Bank AG.

The Lord Simon of Highbury CBE1,9
Nationality: British. Aged 66. Appointed 2000. Non-Executive Director, Suez Group. Senior Advisor, Morgan Stanley International. UK Government Minister 1997-1999. Group Chief Executive, BP p.l.c. 1992-1995 and Chairman 1995-1997.

Jeroen van der Veer1,9
Nationality: Dutch. Aged 58. Appointed 2002. Chief Executive Royal Dutch Shell plc. Former Member, Supervisory Board of De Nederlandsche Bank 2000-2004.

1	Member Nomination Committee	6	Senior Independent Director
2	Member External Affairs and Corporate Relations Committee	7	Member Audit Committee
3	Chairman External Affairs and Corporate Relations Committee	8	Chairman Audit Committee
4	Chairman Nomination Committee	9	Member Remuneration Committee
5	Chairman Remuneration Committee

Unilever Annual Report and Accounts 2005	49

Back to Contents

Corporate governance
Biographical details (continued)

Unilever Executive (UEx)*

Patrick Cescau
Group Chief Executive
(see previous details on page 49)

Vindi Banga
President Foods
Nationality: Indian. Aged 51. Appointed President Foods April 2005. Joined Unilever 1977. Previous posts include: Business Group President Home and personal care Asia 2004 in addition to Non-Executive Chairman, Hindustan Lever 2004-2005. Chairman and Managing Director Hindustan Lever 2000-2004.

Kees van der Graaf
President Europe
(see previous details on page 49)

Ralph Kugler
President Home and personal care
(see previous details on page 49)

Harish Manwani
President Asia Africa
Nationality: Indian. Aged 52. Appointed President Asia Africa April 2005. Joined Unilever 1976. He is also Non-Executive Chairman, Hindustan Lever. Previous posts include: Business Group President, Home and Personal Care, North America 2004. Business Group President, Home and Personal Care, Latin America 2001 and Senior Vice President, Hair Care and Oral Care 2000.

Rudy Markham
Chief Financial Officer
(see previous details on page 49)

Sandy Ogg
Chief Human Resources Officer
Nationality: American. Aged 52. Appointed Chief HR Officer April 2005. Joined Unilever 2003. Previous posts include: SVP Human Resources, Foods 2003. Prior to joining Unilever he worked for Motorola in Change Management/Organisation Effectiveness to assist in the transformation of all Communications businesses.

John Rice
President The Americas
Nationality: American. Aged 54. Appointed President The Americas April 2005. Joined Unilever 1981. Previous posts include: Business Group President, Unilever Foods, North America 2002 and Unilever Bestfoods Latin America 2000.

*	UEx members are treated as executive officers and senior management for US purposes and key management personnel for IFRS purposes. Although Unilever intends to offer service agreements to members of UEx, the agreements are still under negotiation with these individuals. All members of the UEx have existing agreements with varying terms, some of which are from their prior roles. All agreements include a notice period of twelve months. Details of the remuneration paid and share awards are shown in aggregate in note 33 on page 142.

50	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors
Reports of Board committees

Unilever Annual Report and Accounts 2005	51

Back to Contents

Report of the Nomination Committee

Composition
In 2005 the Nomination Committee comprised three Independent Non-Executive Directors and the Chairman of the Boards. Bertrand Collomb chaired it throughout 2005. Other members throughout 2005 were David Simon, Jeroen van der Veer and Antony Burgmans. The Joint Secretaries act as secretaries to the Committee.

The composition of the Committee, having a majority of Independent Non-Executive Directors, ensures that these Directors control the procedure for nominating the candidates for election as Directors of NV and PLC. To ensure that the candidates presented for election as Directors of NV and PLC are the same, the members of the Nomination Committee are also the Directors of N.V. Elma and United Holdings Limited. These two companies jointly own the Special Shares of NV and the Deferred Shares of PLC which carry the right to nominate persons for election as Directors of NV and PLC at general meetings. In December 2005 it was announced that we will propose to change this process to allow shareholders the right to nominate candidates to the Board, taking into account the need for the Boards of NV and PLC to be the same to ensure unity of management. Further information on these proposals can be found in the notices to the 2006 AGMs.

The Boards are of the view that it is appropriate that the Chairman is included as a member of the Committee on the express condition that he did not participate in any discussion of his own position.

Remit
The primary role of the Committee is the recommendation to the Boards of candidates for the positions of Director, both Executive and Non-Executive, and Chairman and Vice-Chairman, and Senior Independent Director, and this includes a responsibility to concern itself with succession planning within the Boards. In addition it has a responsibility for the oversight of all matters relating to corporate governance, bringing any issues to the attention of the Boards. Under its remit, the Committee is entitled to use the services of recruitment consultants and other external experts at the expense of Unilever. It is also to conduct a process of evaluation of its own performance each year. The full remit is on the Unilever website at www.unilever.com/investorcentre/corpgovernance, as is the information used by the Committee for succession planning.

Also on that website is The Governance of Unilever, which, amongst other matters, sets out the procedures for evaluating the Boards and individual Directors. These are designed to enable the results of the evaluations to be provided to the Nomination Committee when it discusses the nominations for election as Directors of NV and PLC at the next Annual General Meeting.

Meetings of the Committee
The Committee met six times in 2005. It agreed to the separation of the roles of Chairman and Chief Executive and recommended to the Boards the appointment of Antony Burgmans as Chairman, and Patrick Cescau as Group Chief Executive. It also proposed the nomination of all those Directors offering themselves for re-election at the 2005 AGMs and to the nomination of Ralph Kugler as an additional Executive Director.

It carried out the Committee’s annual review of its terms of reference and performance of its responsibilities and commenced its evaluation of its performance in 2004.

Succession planning for the Non-Executive Directors, one of whom retired at the 2005 AGMs and three of whom are retiring at the 2006 AGMs was also considered by the Committee during 2005. Specialist recruitment firms have been commissioned to assist in finding individuals with the appropriate skills and expertise who will be nominated as Non-Executive Directors at the AGMs in 2006 and 2007.

During 2005, the Committee also commenced the search for a new Chairman to succeed Antony Burgmans who is due to retire in 2007. A well-reputed search firm has been commissioned by the Committee to assist them in this process. Further work on this will be carried out during 2006.

2005 was the first year of our new Boards’ operation. To ensure optimal functioning of the Boards and the individual Directors and compliance with the most recent developments in best practice, the Nomination Committee commissioned Spencer Stuart to carry out a full review of the functioning of the Boards and of their governance arrangements. This review concluded that our arrangements stood comparison with our peers. A full report was made to the Boards in the first quarter of 2006 and a range of minor changes in terms of the day-to-day operations of the Boards will be introduced during the balance of the year. A Board evaluation and Chairman and individual director appraisal process is scheduled for 2006. Thus, the changes following the said review can be taken into account in the evaluations.

The Committee also met early in 2006. It decided to nominate all those Directors offering themselves for re-election at the 2006 AGMs and four new Directors to be appointed as Non-Executive in place of Claudio Gonzalez who retired at the 2005 AGMs and of Bertrand Collomb, Oscar Fanjul and Hilmar Kopper who are retiring at the 2006 AGMs. The new Non-Executive Directors were chosen specifically for their financial and/or general business expertise.

The Committee’s annual Report to Shareholders was approved.

Bertrand Collomb Chairman of the Nomination Committee
Antony Burgmans
David Simon
Jeroen van der Veer

52	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Report of the Remuneration Committee

2005 was a year of far-reaching and important changes to the way Unilever is run. These changes have had an important impact on the work of the Remuneration Committee.

The most significant change was the ending of the dual chairmanship and the creation of the single chief executive role. At the AGMs in May 2005 Antony Burgmans was appointed to the new role of Non-Executive Chairman, and Patrick Cescau took on the new role of Group Chief Executive. This change improved our governance and organisational effectiveness.

At the AGMs in May 2005, three Executive Directors retired after long and distinguished careers with Unilever. Clive Butler, Keki Dadiseth and Andre van Heemstra all agreed to retire to allow the creation of a new executive team. Each agreed to retire at the age of 60. Unilever continued to pay their base salary and benefits, in lieu of notice, for a maximum of one year, fulfilling its contractual obligations.

Antony Burgmans stepped down as Executive Director at the 2005 AGMs and assumed the new role of Non-Executive Chairman. In fulfilment of contractual obligations he continues to receive his salary and benefits until June 2006. However, he is no longer entitled to any annual or long-term incentives. After June 2006, he will receive a fee for his services as Chairman.

Given the new Board structure and Unilever’s longer-term strategy, the Committee reviewed the existing reward packages for each of the current Executive Directors during the year. Base salaries have been adjusted to reflect the new roles and responsibilities in line with the market. The revised salary levels are set out on page 56.

Annual incentives criteria for 2005 were underlying sales growth, trading contribution (Unilever’s version of economic value added) and individual performance targets. Taking into account the actual delivery of sales growth and trading contribution in 2005, the annual incentive Executive Directors earned for 2005 were roughly half maximum levels. No awards vested in 2005 for Executive Directors under the TSR plan as Unilever’s TSR performance over the period 2002-2004 fell short of requirements. Following shareholder approval, we operated the Global Performance Share Plan for the first time. Its clearly defined performance criteria focus management on top-line growth and cash flow generation. For 2006, we retained the same criteria as in 2005 for annual incentive, and we reviewed individual performance targets to ensure these reflect, next to corporate performance, each Executive Director’s responsibility for delivering specific growth objectives.

All this was done to create the greatest possible alignment between the various elements of the remuneration package and Unilever’s longer-term strategy.

Finally, we have revised the Report of the Remuneration Committee to improve its transparency in respect of the arrangements.

Bertrand Collomb Chairman of the Remuneration Committee
David Simon
Jeroen van der Veer

Unilever Annual Report and Accounts 2005	53

Back to Contents

Report of the Remuneration Committee
(continued)

Remuneration policy 2006 and beyond – Executive Directors

Main principles
Unilever’s objective in its remuneration policy for Executive Directors is to drive performance and to set reward in support of the achievement of its goals. Therefore it is important to recruit key executives who can drive the business forward and achieve the highest results for shareholders. This is essential to the successful leadership and effective management of Unilever as a major global company. To meet this objective the Remuneration Committee follows three key principles, supported by shareholders:

•	A significant proportion of the Executive Directors’ total reward is linked to a number of key measures of company performance to create alignment with the strategy and business priorities;

•	The reward policy is benchmarked regularly against arrangements of other global companies based in Europe.
This ensures that Executive Directors’ reward levels remain competitive; and

•	An internal comparison is made with the reward arrangements for other senior executives within Unilever to support consistent application of Unilever’s executive reward policies.

Each element of the Executive Directors’ reward package focuses on supporting different business objectives. The table below provides an overview of all the elements of reward (excluding pension), the key drivers, the resulting performance measures and indicative levels. In setting targets for the performance measures, the Committee is guided by what needs to happen to drive underlying performance and this is reflected in both the short-term and long-term performance targets.

Unilever reward policy table

Short-term (one year)

Indicative levels at face
Element	Payment method	value as % of base pay	Plan objectives/Key drivers	Performance measures

Base salary	Cash	Market competitive	Attraction and retention of	Individual performance
key executives

Annual incentive	Cash (75%)	Executive Director: 60%	Delivery of trading	Trading contribution
		on target	contribution (Unilever’s	(Executive Director: 40%,
	Shares (25%)	(range of 0% – 100%)	primary internal measure of	Group Chief Executive: 50%)
economic value added) and
		Group Chief Executive:	top-line growth targets	Underlying sales growth
		90% on target		(Executive Director: 40%,
		(range of 0 – 150%)	Individual responsibility for	Group Chief Executive: 50%)
key Unilever business
			objectives	Individual contribution to
Unilever business strategy
(Executive Director 20%,
Group Chief Executive: 50%)

Long-term (three year)

Global	Shares	Grant level: c. 25%	Ungeared Free Cash Flow	Ungeared Free Cash Flow (50%)
performance			as the basic driver of Unilever
share plan		Vesting level: 0 – 200%	shareholder returns	Underlying sales growth
		of grant		(50%)
Top-line growth as
essential to Unilever’s
long-term value creation

TSR plan	Shares	Grant level: c. 60%	Shareholder return at upper	Relative total shareholder
			half of peer group with	return
		Vesting level: 0 – 200%	20 other companies
of grant

Share matching	Shares	25% of annual	Alignment with shareholders’
plan		incentive paid	interests

Depending on the level of performance the variable component could vary between 0 and around 80% of the total reward package (excluding pensions).

Some of the Executive Directors serve as a non-executive on the Board of another company. Unilever requires that all remuneration and fees earned from outside directorships are paid directly to Unilever.

54	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Report of the Remuneration Committee
(continued)

Base salary
The Remuneration Committee reviews base salary levels annually, taking into account external benchmarks in the context of company and individual performance.

Annual incentive
The annual incentive arrangement rewards Executive Directors for the delivery of trading contribution (Unilever’s primary internal measure of economic value added) and top-line growth targets, as well as for their individual contribution to Unilever’s business strategy.

In 2005, shareholders approved changes to the corporate performance criteria for the annual incentive arrangement, to ensure continuing alignment with business priorities, and a maximum opportunity for the Group Chief Executive of 150% of base salary. The maximum level is only payable in the case of exceptional performance. The annual incentive opportunity for other Executive Directors remains between 0 and 100%.

The performance criteria for the annual incentive are now:

•	Trading contribution (40%, for Chief Executive maximum 50% of base salary). This is Unilever’s primary internal measure of economic value added. Increases reflect the combined impact of top-line growth, margin improvement and capital efficiency gains. It is well aligned with our objective of a progressive improvement in return on invested capital and with shareholder value creation;

•	Underlying sales growth (40%, for Chief Executive maximum 50% of base salary). This focuses on the organic growth of Unilever’s turnover; and

•	Individual business targets (20%, for Chief Executive maximum 50% of base salary). The individual performance targets are tailored to each individual’s responsibilities to deliver certain business objectives supporting the strategy. Individual contributions are subject to robust measures and targets to ensure objectivity of achievement.

The annual incentive is calculated at the end of each financial year and payable in the following March. Part of the annual incentive (25%) is delivered to the Executive Directors in the form of shares in NV and PLC, which are matched by a conditional award of ‘matching shares’, as further described under long-term incentives below.

Long-term incentives
In 2005 shareholders also approved the replacement of the Executive Option Plan with the Unilever Global Performance Share Plan (GPSP). The long-term incentives for Executive Directors now consist of three elements, all of which are delivered in shares:

•	Global Performance Share Plan;
•	TSR Long-Term Incentive Plan; and
•	Share Matching Plan (linked to the annual incentive).

The policy in respect of each of the plans is described below, details for 2005 are set out on page 57 and in the tables on pages 61 to 64.

Executive Directors are required to demonstrate a significant personal shareholding commitment to Unilever. Within five years of appointment, they are expected to hold shares worth 150% of their annual base salary. This reinforces the link between the executives and other shareholders.

Global Performance Share Plan (GPSP)
Under the GPSP conditional rights over shares in NV and PLC are awarded annually to Executive Directors. For Executive Directors the value of a grant of conditional shares will not exceed 50% of base salary. The number of shares actually received at the end of the performance periods of the three years depends on the satisfaction of the performance targets.

The performance measures for vesting are underlying sales growth (for 50% of the award) and ungeared free cash flow (for 50% of the award). These are key performance measures in Unilever’s external reporting. Underlying sales growth focuses on the organic growth of Unilever’s turnover. Ungeared free cash flow expresses the translation of profit into cash and thus longer term economic value.

In respect of performance targets, there is a minimum and a maximum performance range for each of the two measures and associated vesting levels. Each year, the Remuneration Committee reviews the performance targets by taking account of market conditions and internal financial planning. The Remuneration Committee will conduct a review of these targets at the start of 2006 and ensure that those attached to awards to be made in 2006 are appropriate and challenging.

Total Shareholder Return (TSR) Long-Term Incentive Plan
This plan rewards Executive Directors for creating more value for Unilever’s shareholders when compared with the investment returns generated by competitors.

Under this plan conditional rights over shares in NV and PLC are awarded annually to Executive Directors.

The current level of conditional annual awards is as follows:

•	Group Chief Executive: Shares in NV and PLC to the combined value of €800 000; and

•	Other Executive Directors: Shares in NV and PLC to the combined value of €500 000.

Vesting is subject to Unilever’s relative Total Shareholder Return (TSR) performance. TSR measures the returns received by a shareholder, capturing both the increase in share price and the value of dividend income (assuming dividends are re-invested). Unilever’s TSR performance is compared with a peer group of competitors over a three-year performance period. The TSR results are compared on a single reference currency basis.

No shares will vest if Unilever is ranked below position 11 of the TSR ranking table over the three-year period. Between 25% and 200% of the shares will vest if Unilever is ranked in the top half of the table as shown below:

Unilever Annual Report and Accounts 2005	55

Back to Contents

Report of the Remuneration Committee
(continued)

Vested award
(% of original conditional
TSR peer group ranking	award that will vest)

12th to 21st	0%
10th or 11th	25%
8th or 9th	50%
5th to 7th	100%
3rd or 4th	150%
1st or 2nd	200%

Peer Group:
Altria	Kao
Avon	Lion
Beiersdorf	L’Oréal
Cadbury Schweppes	Nestlé
Clorox	Orkla
Coca-Cola	Pepsico
Colgate	Procter & Gamble
Danone	Reckitt Benckiser
Gillette	Sara Lee
Heinz	Shiseido

Kraft will replace Altria and Kimberly-Clark will replace Gillette in the peer group.

Share Matching Plan (linked to the annual incentive)
 The Share Matching Plan enhances the alignment with shareholder’s interests and supports the retention of key executives. In addition, the necessity to hold the shares for a minimum period of three years supports the shareholding requirements set out on page 55.

As mentioned earlier, the Executive Directors receive 25% of their annual incentive in the form of NV and PLC shares. These are matched with an equivalent number of matching shares. The matching shares will vest after three years provided that the underlying shares have been retained during this period and the Executive Director has not resigned or been dismissed.

The Remuneration Committee considers that there is no need for further performance conditions on the vesting of the matching shares because the number of shares is directly linked to the annual bonus (which is itself subject to demanding performance conditions). In addition, during the three-year vesting period the share price of NV and PLC will be influenced by the performance of Unilever which, in turn, will affect the ultimate value of the matching shares on vesting.

Executive Directors’ pensions
Executive Directors are provided with a defined benefit final salary pension, which is consistent with the pension provision for other Unilever Netherlands and UK employees. The Executive Directors’ arrangement provides a pension of a maximum of two-thirds of final pensionable pay if they retire at age 60 or later.

As stated in last year’s report, the Remuneration Committee decided that annual incentive would no longer be part of pensionable pay for new Executive Directors appointed as from 2005. For Executive Directors appointed prior to 2005, annual incentive is pensionable up to a maximum of 20% of base salary.

Other benefits and allowances
Executive Directors enjoy similar benefits to many other employees of Unilever. For example, like other employees, Executive Directors are able to participate in the UK Employee ShareSave Plan, the UK Share Incentive Plan (‘ShareBuy’) and the All Employee Option Plan, in the Netherlands.

Future developments
The Remuneration Committee intends to continue monitoring trends and changes in the market. It keeps a watching brief on the continuing alignment between Unilever’s strategic objectives and the reward policy for Executive Directors. The Committee is continuing its review of the pension arrangements for Executive Directors during 2006.

Commentary on Executive Directors’ Remuneration paid in 2005
The tables on pages 60 to 67 give details of the specific elements of the Executive Directors’ reward package in 2005. However, the following additional comments may be helpful in understanding the various tables. The first sections cover the arrangements for current Executive Directors, followed by an explanation of the arrangements for former Executive Directors.

Base salary
Following the AGMs in May 2005, the number of Executive Directors and their responsibilities changed substantially. The Committee therefore reviewed base salary levels in light of these changes. The salary levels were benchmarked against those paid in other major global companies based in Europe, excluding companies in the financial sector. The increases for 2005 reflect the change in the composition and responsibilities of the Executive Directors, market levels as well as individual and company performance. The total salary figure compared with that for last year has reduced significantly as a consequence of the reduction in the number of Executive Directors. The current annual base salary levels for the Executive Directors are set out below:

Executive Director	Current annual base salary levels

Based in the UK
Patrick Cescau	£935 000

Ralph Kugler	£570 000

Rudy Markham	£645 000

Based in the Netherlands
Kees van der Graaf	€760 000

56	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Report of the Remuneration Committee
(continued)

Annual incentive
The annual incentive awards for 2005 were subject to achievement of underlying sales growth and trading contribution targets in combination with individual key strategic business targets. The Committee measured the results against the targets set and determined the annual incentive amounts for 2005.

Long-term incentive arrangements

•	Global Performance Share Plan
The first award under this new plan was made to Executive Directors in 2005. The performance period of this award is 1 January 2005 to 31 December 2007 and therefore no award vested in 2005.

•	TSR Plan
Vesting of the conditional award made in 2002 was based on the TSR performance of Unilever (when ranked against its defined peer group with competitors) over the three-year performance period ended 31 December 2004. For this period, Unilever was ranked 13 in this peer group and therefore no vesting occurred for this award in March 2005. The conditional shares awarded in 2002 lapsed.

•	Share Matching Plan
The matching shares originally granted in 2000 and 2002 on a conditional basis vested in 2005, subject to fulfilment of the retention conditions.

•	Executive Share Options
The grants of executive share options made in 2002 became exercisable as from 2005. As the size of the 2002 grants was based on Unilever’s EPS performance, the options at vesting were subject to no further conditions.

Pensions
In response to changes in the pension tax regimes in both the Netherlands and the UK:

•	The projected value of the Netherlands-based Executive Director’s final benefit has been converted from a reasonable expectation to a vested benefit, consistent with the treatment adopted for other Netherlands senior executives with similar expectations; and

•	UK-based Executive Directors and other potentially affected employees have been informed that the company will offer them the option of capping their benefit provided by the Unilever UK Pension Fund at their personal Lifetime Allowance and receiving the balance of their benefit directly from the company.

For Executive Directors appointed since 2005, the annual incentive no longer forms part of pensionable salary.

Arrangements for former Executive Directors in 2005
At the AGMs in May 2005, Antony Burgmans stepped down as Executive Director of the Boards of Unilever NV and PLC and was appointed in a new role as Chairman of both Boards. In line with the provisions of his contract, Mr Burgmans is receiving salary and benefits until June 2006. From June 2006 he will start to receive a Chairmanship fee. While he has received a pro-rated annual incentive payment for his service to the 2005 AGMs, he has no further annual incentive entitlements. Equally, he received no long-term incentive awards after the AGMs in May 2005 and will receive no further new awards. His existing long-term incentives are subject to relevant provisions in the plan rules. Mr Burgmans’ retirement date will be June 2006, then being 59, and from this date he will receive a full pension as if he had retired at 60.

Clive Butler, Keki Dadiseth and André Van Heemstra stepped down as Executive Directors at the AGMs in May 2005. Each has received a pro-rated annual incentive payment for service to the 2005 AGMs. None received any new long-term incentive awards for the period after May 2005 and their existing long-term incentives are subject to relevant provisions in the plan rules. The company is respecting its contractual obligations and has provided for each director to be paid their base salary and benefits for the maximum of one year. Clive Butler and Keki Dadiseth have received their payments as lump sums. André Van Heemstra is receiving his payments on a monthly basis. They receive their full pension benefits at 60 as if they had retired on this date.

Non-Executive Directors
The Non-Executive Directors receive fees and (where appropriate) an attendance allowance from both NV and PLC. No other remuneration is given in respect of their Non-Executive duties from either NV or PLC, such as annual incentives, share-based incentives or pension benefits.

The level of their fees reflects their commitment and contribution to the companies. The levels were last reviewed in 2004 against fees payable by comparable companies in the UK and continental Europe, to ensure Unilever’s levels reflected current market practice and their increased responsibilities as Directors. The current fee levels are set out below:

Non-Executive Role	Fees payable by NV	Fees payable by PLC

Senior Independent Director	€48 000	£36 000

Committee Chairman	€38 000	£29 000

Other Non-Executive Directors	€32 000	£24 000

Unilever Annual Report and Accounts 2005	57

Back to Contents

Report of the Remuneration Committee
(continued)

Other items

Unilever’s share performance relative to broad-based equity indices
The UK Companies Act 1985 (schedule 7A) requires us to show Unilever’s relative share performance, based on Total Shareholder Return, against a holding of shares in a broad-based equity index for the last five years. The Remuneration Committee has decided to show Unilever’s performance against two indices, namely the FTSE 100 Index, London, and the Euronext AEX Index, Amsterdam as these are the most generally used indices in the UK and the Netherlands, where we have our principal listings.

Five-Year Historical TSR Performance
Growth in the value of a hypothetical £100 holding over five years FTSE 100 comparison based on 30 trading day average values

Five-Year Historical TSR Performance
Growth in the value of a hypothetical investment over five years AEX comparison based on 30 day average values

Remuneration committee

Tasks and responsibilities
The Committee is responsible for making proposals to the Boards on the reward policy for Executive Directors. It is also responsible for setting individual reward packages for Executive Directors and for monitoring and approving all share-based incentive arrangements. The Committee meets at least three times a year and, during 2005, it met on 6 occasions.

Structure and role
The Chairman of the Committee is Bertrand Collomb. The other two Non-Executive Directors of the Committee are David Simon and Jeroen van der Veer.

The Non-Executive Directors are chosen for their broad experience and international outlook.

Advice and assistance
The Committee does not formally retain remuneration consultants. It seeks professional advice from external advisers as and when required. During 2005, the Committee sought advice from Towers Perrin (an independent firm of human resources specialists) on market data, reward trends and performance-related pay. Towers Perrin also provides general consultancy advice to Unilever group companies on employee rewards, pension, communications and other human resource matters.

The Committee is supplied with information by Jan van der Bijl, who is also one of the Joint Secretaries of Unilever.

The Group Chief Executive can be invited to attend Committee meetings to provide his own insights to the Committee on business objectives and the individual performance of his direct reports. Naturally, he does not attend when his own remuneration is being discussed.

The Non-Executive Chairman can, in his role as Chairman of the Board, also attend the meetings.

58	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Report of the Remuneration Committee
(continued)

The following section contains detailed information on the Executive Directors’ annual remuneration, long-term incentives, pension benefits and share interests in respect of 2005.

Aggregate remuneration for Executive Directors

The following table gives details of the aggregate remuneration (including long-term incentives) received by Executive Directors as a group.

	€ ’000	€ ’000
	2005	2004

Annual emoluments(1)
Base salary	5 219	7 927

Allowances and other payments:
Allowances	255	750
Other payments(2)	2 586	1 806

Value of benefits in kind	264	665

Performance-related payments (annual incentive)(3)	2 752	1 027

Sub-total of annual emoluments	11 076	12 175

Other income arising from long-term incentives(4)
Gains on exercise of share options	10	4 267

Vesting of matching shares	1 149	782

Vesting of TSR Long-Term Incentive Plans	–	4 105

Total of annual emoluments and other income arising from long-term incentives	12 235	21 329

(1)	Annual emoluments include: base salary; allowances; other payments (see footnote 2); and the value of benefits in kind earned in respect of 2005. It also includes the annual incentive (both the cash element and the element paid in shares) payable in March 2006 relating to the performance year 2005.
(2)	Other payments include payments to Antony Burgmans, Clive Butler, Keki Dadiseth and André van Heemstra following contractual obligations to provide salary and benefits.
(3)	The value of matching shares awarded on a conditional basis in respect of 2005 is not included. This will be reported in 2009 when the shares vest.
(4)	Other income includes the gains realised in 2005 following the exercise of share options granted in earlier years and the value of matching shares vested in 2005. No value is attributed to TSR Long-Term Incentive Plan as the shares which were conditionally granted in 2002 did not vest and lapsed in 2005.

Unilever Annual Report and Accounts 2005	59

Back to Contents

Report of the Remuneration Committee
(continued)

Remuneration for individual Executive Directors

The following table gives details of the total remuneration (including long-term incentives) received by each Executive Director.

										Other income arising from			Total of	Total of
	Annual Emoluments 2005(1)									long-term incentives in 2005(2)			annual	annual
													emoluments	emoluments
												Vesting of	and other	and other
										Gains on		TSR/LTIP	income	income
								Total	Total	exercise	Vesting of	in 2005	arising from	arising from
		Allowances		Value of				annual	annual	of share	matching	(performance	long-term	long-term
	Base	and other		benefits		Annual		emoluments	emoluments	options	shares	period	incentives	incentives
	salary	payments	(3)	in kind	(4)	incentive	(5)	2005	2004	in 2005	in 2005	2002-2004)	in 2005	in 2004
Name and Base Country	€ ’000	€ ’000		€ ’000		€ ’000		€ ’000	€ ’000	€ ’000	€ ’000	€ ’000	€ ’000	€ ’000

Current Executive Directors
Patrick Cescau(6) (UK)	1 336	94		98		1 016		2 544	1 779	–	198	–	2 742	3 897

Kees van der Graaf (NL)	751	7		23		338		1 119	600	–	54	–	1 173	600

Ralph Kugler(7) (UK)	556	15		7		239		817	–	10	–	–	827	–

Rudy Markham (UK)	943	22		35		425		1 425	1 091	–	185	–	1 610	1 644

Position changed in 2005
Antony Burgmans(8) (NL)	592	913		31		266		1 802	1 732	–	241	–	2 043	2 573

Former Executive Directors (2005)
Clive Butler(9) (UK)	323	776		20		145		1 264	860	–	172	–	1 436	1 484

Keki Dadiseth(10) (UK)	414	583		38		186		1 221	1 144	–	137	–	1 358	1 659

André van Heemstra(11) (NL)	304	431		12		137		884	851	–	162	–	1 046	1 645

(1)	Annual emoluments includes base salary, allowances and other payments (see footnote 3) and the value of benefits in kind earned in respect of 2005. It also includes the annual incentive (both the cash element and the element paid in shares) payable in March 2006 relating to the performance year 2005. The value of the matching shares conditionally awarded in 2006 in respect of the performance year 2005 is not included as these form part of the long-term incentives and the value will be reported when they vest in 2009.
(2)	Other income includes the gains realised in 2005 following the exercise of share options granted in earlier years. It also includes the value of the matching shares vested in 2005, which were originally granted in 2000 and 2002. No vesting occurred in 2005 with respect to the TSR LTIP shares granted in 2002 (performance period 2002 to 2004) as Unilever was ranked 13 in the peer group and therefore no value is reported here.
(3)	Allowances include the following payments: allowances in lieu of company car; entertaining allowance; ‘blind trust fees’; and allowance to compensate for loss of net income suffered because part of the income was paid in the Netherlands. All allowances are taxable in the country of residence of the Executive Director concerned apart from the entertaining allowance which is currently tax free in the Netherlands. For the Former Executive Directors who stepped down at the AGMs in 2005 the allowance and other payments figures include the contractual provisions.
(4)	Includes the value of the following benefits in kind: benefits for company car; housing; medical insurance benefit; and private use chauffeur driven cars. Included are the taxable benefits which are taxable in the country of residence of the Executive Director.
(5)	Part of the annual incentive is paid in the form of shares in NV and PLC. The value of these shares is included in the figures of the annual incentive shown above. In addition to these shares, each Executive Director is awarded, on a conditional basis, an equivalent number of matching shares which are not included above. The value of these matching shares will be reported when they vest in 2009.
(6)	Group Chief Executive from AGMs 2005.
(7)	Appointed as an Executive Director on 11 May 2005. Remuneration shown above covers the period from date of appointment.
(8)	Executive Director until 11 May 2005. Base salary reflects payments up until May 2005. Under allowances and other payments and value of benefits in kind, following contractual provisions, received base salary between June to December 2005 (€828 000); June to December benefits (€18 000); allowances (€16 000). From June 2006, he will receive a Chairmanship fee.
(9)	Executive Director until 11 May 2005. Base salary reflects payments up until May 2005. Under allowances and other payments the total amount received as a lump sum payment of €775 000 (comprising period June 2005 to June 2006) in accordance with contractual provisions.
(10)	Executive Director until 11 May 2005. Base salary reflects payments up until May 2005. Under allowances and other payments the total amount received as a lump sum payment of €557 000 (comprising period June to December 2005) in accordance with contractual provisions.
(11)	Executive Director until 11 May 2005. Base salary reflects payments up until May 2005. Under allowances and other payments and value of benefits in kind the total received as monthly payments amounting to €426 000 comprising salary June to December 2005, also for June to December 2005 €7 000 benefits and allowances €3 000 in accordance with contractual provisions.

Figures have been translated into euros using the following exchange rate: €1 = £0.6837.

60	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Report of the Remuneration Committee
(continued)

Executive Directors’ Global Performance Share Plan
The following conditional shares were outstanding, awarded or vested during 2005 under the Global Performance Share Plan:

		Balance of conditional	Conditional grant made 18 May 2005			Balance of conditional
		shares at 1 January 2005	(Performance period 2005 to 2007(1))			shares at 31 December 2005

	Share type	No. of shares	No. of shares	Price at award		No. of shares

Patrick Cescau	NV	–	3 000	€53.00		3 000
	PLC	–	20 000	538.50	p	20 000

Kees van der Graaf	NV	–	2 000	€53.00		2 000
	PLC	–	13 500	538.50	p	13 500

Ralph Kugler	NV	–	2 000	€53.00		2 000
	PLC	–	13 500	538.50	p	13 500

Rudy Markham	NV	–	2 000	€53.00		2 000
	PLC	–	13 500	538.50	p	13 500

(1)	Each award of performance shares is conditional and vests subject to certain conditions (ungeared free cash flow performance and top-line growth performance) three years after the date of the award. The 2005 awards are subject to the performance period 1 January 2005 to 31 December 2007.

Unilever Annual Report and Accounts 2005	61

Back to Contents

Report of the Remuneration Committee
(continued)

Executive Directors’ conditional share awards under the TSR Long-Term Incentive Plan
Conditional rights to ordinary shares in NV and PLC were outstanding, granted or vested/lapsed in 2005 as shown in the table below:

			Conditional award		Conditional awards
		Balance of	made 21 March 2005		lapsed 21 March 2005			Balance of
		conditional	(Performance period		(Performance period			conditional
		shares	2005 to 2007)(1)		2002 to 2004)(2)			shares at
		at 1 January						31 December
		2005				Market	Original	2005
	Share	No. of	No. of	Price at	No. of	price	price	No. of
Name	type	shares	shares	award	shares	at vesting	at award	shares

Current Executive Directors
Patrick Cescau	NV	12 895	7 890	€50.70	(3 737)	€50.70	€66.90	17 048
	PLC	87 306	54 960	505p	(26 450)	505p	583p	115 816

Kees van der Graaf	NV	7 739	4 931	€50.70	(2 243)	€50.70	€66.90	10 427
	PLC	52 376	34 352	505p	(15 870)	505p	583p	70 858

Ralph Kugler(3)	NV	10 427						10 427
	PLC	70 858						70 858

Rudy Markham	NV	12 895	4 931	€50.70	(3 737)	€50.70	€66.90	14 089
	PLC	87 306	34 352	505p	(26 450)	505p	583p	95 208

Position changed in 2005
Antony Burgmans	NV	20 634			(5 980)	€50.70	€66.90	14 654	(4)
	PLC	139 680			(42 319)	505p	583p	97 361	(4)

Former Executive Directors (2005)
Clive Butler	NV	12 895			(3 737)	€50.70	€66.90	9 158	(4)
	PLC	87 306			(26 450)	505p	583p	60 856	(4)

Keki Dadiseth	NV	12 895			(3 737)	€50.70	€66.90	9 158	(4)
	PLC	87 306			(26 450)	505p	583p	60 856	(4)

André van Heemstra	NV	12 895			(3 737)	€50.70	€66.90	9 158	(4)
	PLC	87 306			(26 450)	505p	583p	60 856	(4)

(1)	The end date of the performance period in respect of the conditional award made in 2005 is 31 December 2007.
(2)	The conditional awards made in 2002, which vested in 2005 were based on the TSR performance of Unilever (when ranked against its defined peer group) over the three-year performance period ending 31 December 2004. For this period, Unilever was ranked 13 out of its peer group and therefore no vesting occurred for this award in March 2005 and the awarded shares of the award 2002 lapsed.
(3)	Balance of conditional shares as from the date of appointment as Executive Director. Awards and vestings before are included in the balance.
(4)	Stepped down as Executive Director in May 2005. Balance is at May 2005.

TSR ranking of Unilever shares against its defined peer group of companies for period 2003 to 2005
The following graph shows Unilever’s position relative to the TSR peer group of companies for each of the three performance periods ending 31 December 2003, 2004 and 2005.

Unilever’s position relative to the TSR reference group

The reference group, including Unilever, consists of 21 companies. Unilever’s position is based on TSR over a three-year rolling period.

62	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Report of the Remuneration Committee
(continued)

Executive Directors’ Share Matching Plan
The following conditional shares were outstanding, awarded or vested during 2005 under the share matching plan:

		Balance of			Shares vested during 2005							Balance of
		conditional	Conditional shares									conditional
		shares	awarded in 2005(1)		Shares vested on 21 March 2005(2)				Shares vested on 21 March 2005(3)			shares at
		at 1 January										31 December
		2005					Market	Original		Market	Original	2005
	Share	No. of	No. of	Price at	No. of		price	price	No. of	price	price	No. of
Name	type	shares	shares	award	shares		at vesting	at award	shares	at vesting	at award	shares

Current Executive Directors
Patrick Cescau	NV	4 255	271	€50.70	(421)		€50.70	€49.90	(1 461)	€50.70	€66.90	2 644
	PLC	29 042	1 896	505p	(3 327)		505p	392.80p	(10 342)	505p	583p	17 269

Kees van der Graaf	NV	1 715	238	€50.70	(97	)(6)	€50.70	€53.70	(425)	€50.70	€66.90	1 431
	PLC	11 940	1 664	505p	(726	)(6)	505p	432.75p	(3 008)	505p	583p	9 870

Ralph Kugler(4)	NV	1 453										1 453
	PLC	9 567										9 567

Rudy Markham	NV	3 657	328	€50.70	(436)		€50.70	€49.90	(1 324)	€50.70	€66.90	2 225
	PLC	25 095	2 282	505p	(3 445)		505p	392.80p	(9 370)	505p	583p	14 562

Position changed in 2005
Antony Burgmans	NV	5 259	337	€50.70	(525)		€50.70	€49.90	(1 768)	€50.70	€66.90	3 303	(5)
	PLC	35 877	2 342	505p	(4 147)		505p	392.80p	(12 516)	505p	583p	21 556	(5)

Former Executive Directors (2005)
Clive Butler	NV	3 357	94	€50.70	(481)		€50.70	€49.90	(1 151)	€50.70	€66.90	1 819	(5)
	PLC	23 120	657	505p	(3 802)		505p	392.80p	(8 148)	505p	583p	11 827	(5)

Keki Dadiseth	NV	3 462	121	€50.70					(1 318)	€50.70	€66.90	2 265	(5)
	PLC	23 220	841	505p					(9 327)	505	583p	14 734	(5)

André van Heemstra	NV	3 044	90	€50.70	(588)		€50.70	€49.90	(953)	€50.70	€66.90	1 593	(5)
	PLC	20 910	627	505p	(4 417)		505p	392.80p	(6 745)	505p	583p	10 375	(5)

(1)	Each award of matching shares is conditional and vests three years after the date of the award subject to certain conditions. The 2005 award was made on 21 March 2005 and will vest on 21 March 2008.
(2)	The conditional shares awarded on 21 March 2000 (relating to the 1999 performance period) vested on 21 March 2005.
(3)	The conditional shares awarded on 21 March 2002 (relating to the 2001 performance period) vested on 21 March 2005.
(4)	Balance of conditional shares as from the date of appointment as Executive Director.
(5)	Balance is at May 2005 when they stepped down as Executive Director.
(6)	Conditional shares awarded 15 May 2000.

The closing market prices of ordinary shares at 31 December 2005 were €57.85 (NV shares) and 576.5p (PLC shares). During 2005 the highest market prices were €60.80 and 602.5p respectively, and the lowest market prices were €48.39 and 487.5p respectively.

Unilever Annual Report and Accounts 2005	63

Back to Contents

Report of the Remuneration Committee
(continued)

Executive Directors’ share options
Details of the option plans under which Executive Directors and employees are able to acquire ordinary shares of NV and PLC are shown in note 31 on pages 132 to 141.

Options to acquire NV ordinary shares of €0.51 each and options to acquire PLC ordinary shares of 1.4p each were granted, exercised, lapsed and held during 2005 as follows:

										Options outstanding		Options outstanding
										below market price		above market price
										at 31 December 2005		at 31 December 2005

						Number
		Balance of		Number		of options		Balance of			Weighted		Weighted
		options at		of options		exercised/		options at			average		average	First	Final
	Share	1 January		granted		lapsed		31 December		Number	exercise	Number	exercise	exercisable	expiry
Name	type	2005		in 2005		in 2005		2005		of shares	price	of shares	price	date	date

Current Executive Directors
Patrick Cescau
Executive Plan	NV	86 193		1 500	(1)			89 722		45 079	€52.99	44 643	€66.25	08/05/01	08/11/15
				2 029	(2)
Executive Plan	PLC	581 666		10 000	(1)			606 591		364 551	499.4p	242 040	607.74p	08/05/01	08/11/15
				14 925	(2)
NL All-Employee Plan	NV	200		50	(3)			250		150	€52.60	100	€66.28	12/06/02	17/05/10

Kees van der Graaf
Executive Plan	NV	43 950		600	(1)			45 150		27 750	€54.90	17 400	€65.81	24/03/02	08/11/15
				600	(2)
Executive Plan	PLC	293 000		4 000	(1)			301 000		169 000	506.651p	132 000	585.568p	24/03/02	08/11/15
				4 000	(2)
NL All-Employee Plan	NV	250		50	(3)	(50)	(4)	250		150	€52.60	100	€66.28	12/06/02	17/05/10
UK ShareSave Plan	PLC	–		3 054	(5)			3 054		3 054	541p	–	–	01/10/10	31/03/11

Ralph Kugler
Executive Plan	NV	58 875	(8)					58 875		40 200	€54.56	18 675	€66.12	24/03/02	20/03/15
Executive Plan	PLC	392 500	(8)					392 500		232 000	481.065p	160 500	584.729p	24/03/02	20/03/15
NL All-Employee Plan	NV	–	(8)	50	(3)			50		50	€53.00	–	–	18/05/05	17/05/10
UK ShareSave Plan	PLC	3 970	(8)	3 054	(5)	(3 970)	(6)	3 054		3 054	541p	–	–	01/10/10	31/03/11

Rudy Markham
Executive Plan	NV	86 550		1 500	(1)			88 050		52 500	€51.08	35 550	€66.63	02/06/00	20/03/15
Executive Plan	PLC	609 292		10 000	(1)			619 292		367 292	460.49p	252 000	610.43p	06/12/99	20/03/15
NL All-Employee Plan	NV	250		50	(3)	(50)	(4)	250		150	€52.60	100	€66.28	12/06/02	17/05/10
UK ShareSave Plan	PLC	6 336				(3 283)	(7)	3 053		3 053	535.5p	–	–	01/10/09	31/03/10

Position changed in 2005
Antony Burgmans
Executive Plan	NV	103 200		2 400	(1)			105 600		67 800	€52.82	37 800	€65.33	24/03/02	20/09/08
Executive Plan	PLC	688 000		16 000	(1)			704 000		440 000	486.02p	264 000	585.57p	24/03/02	20/09/08
NL All-Employee Plan	NV	250				(50)	(4)	200		100	€52.40	100	€66.28	12/06/02	12/05/09

Former Executive Directors (2005)
Clive Butler
Executive Plan	NV	89 252		1 500	(1)			90 752	(9)	54 752	€50.74	36 000	€66.64	02/06/00	20/09/08
Executive Plan	PLC	803 384		10 000	(1)			813 384	(9)	558 384	408.682p	255 000	610.588p	11/12/98	20/09/08
NL All-Employee Plan	NV	250						250	(9)	150	€52.62	100	€66.28	12/06/02	12/05/09

Keki Dadiseth
Executive Plan	NV	63 150		1 500	(1)			64 650	(9)	43 800	€52.10	20 850	€66.71	02/06/00	20/09/08
Executive Plan	PLC	426 892		10 000	(1)			436 892	(9)	246 892	461.551p	190 000	597.853p	29/05/99	20/09/08
NL All-Employee Plan	NV	100						100	(9)	100	€52.40	–	–	02/06/03	12/05/09
UK ShareSave Plan	PLC	2 744						2 744	(9)	–	–	2 744	603p	01/06/05	30/11/05

André van Heemstra
Executive Plan	NV	55 650						55 650	(9)	33 600	€55.11	22 050	€65.59	24/03/02	31/01/08
Executive Plan	PLC	371 000						371 000	(9)	197 000	514.513p	174 000	586.379p	24/03/02	31/01/08
NL All-Employee Plan	NV	200						200	(9)	100	€52.40	100	€66.28	12/06/02	12/05/09

64	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Report of the Remuneration Committee
(continued)

Footnotes for table on preceding page:

(1)	Premium grants made under the Executive Plan on 21 March 2005 at an option price of €50.70 (NV shares) and 505p (PLC shares).
(2)	Premium grants made under the Executive Plan on 9 November 2005 at an option price of €56.85 (NV shares) and 563p (PLC shares).
(3)	Grants made under the Netherlands All-Employee Option Plan on 18 May 2005 at an option price of €53.00 (NV shares).
(4)	Options exercised on 3 June 2005 at a market price of €54.70 (NV shares). The options were originally granted in 2000 at an option price of €53.05.
(5)	Options granted on 7 June 2005 at an option price of 541p per share.
(6)	Options exercised on 5 October 2005 at a market price of 592.5p. The options were originally granted on 9 June 2000 at an option price of 425p.
(7)	Options lapsed without value on 31 March 2005.
(8)	Newly appointed as an Executive Director in May 2005. Balances shown are as at date of appointment.
(9)	Stepped down from the Boards in May 2005. Balances shown are as at date of retirement from the Boards.

The value, calculated in accordance with an adjusted Black-Scholes pricing method in respect of options granted in 2005 to the current Executive Directors was as follows: Patrick Cescau €85 550; Kees van der Graaf €33 193; Rudy Markham €32 157; and Ralph Kugler €5 507.

The term ’Executive Plan’ refers to options granted under the PLC, NV or North America Executive Option Plans.

The closing market prices of ordinary shares at 31 December 2005 were €57.85 (NV shares), 576.5p (PLC shares). During 2005 the highest market prices were €60.80 and 602.5p respectively, and the lowest market prices were €48.39 and 487.5p respectively.

Unilever Annual Report and Accounts 2005	65

Back to Contents

Report of the Remuneration Committee
(continued)

Executive Directors’ pensions(1)
Pension values for the year ended 31 December 2005 are set out below.

										Increase
				Increase				Transfer value		in transfer value	Individual	Transfer value
		Accrued		in accrued		Accrued		of accrued		during 2005	contributions	of accrued
	Age at	pension at		pension		pension at		pension at		(less individual	made during	pension at
Name and	31/12/05	31/12/04	(2)	during 2005	(3)	31/12/05	(2)	31/12/04	(4)	contributions)	2005	31/12/05	(4)
base country		€ ’000pa		€ ’000pa		€ ’000 pa		€ ’000		€ ’000	€ ’000	€ ’000

Current Executive Directors
Patrick Cescau (UK)	57	873		60		933		14 459		2 239	72	16 770

Kees van der Graaf(5) (NL)	55	331		207		538		4 158		2 776	8	6 942

Ralph Kugler(6) (UK)	49	338		58		396		3 647		1 733	31	5 411

Rudy Markham (UK)	59	678		74		752		13 347		1 746	54	15 147

Position changed in 2005
Antony Burgmans(7) (NL)	58	959		155		1 114		14 151		3 738	16	17 905

Former Executive Directors (2005)
Clive Butler(8) (UK)	59	570		48		618		10 959		1 260	17	12 236

Keki Dadiseth(8) (UK)	60	750		43		793		15 156		1 058	23	16 237

André van Heemstra(8)(NL)	59	566		18		584		8 609		624	8	9 241

The increase in transfer value during 2005 includes the effect of salary increases, additional service, benefit enhancements and any changes in actuarial bases.

(1)	Figures have been translated into euros where necessary using the following exchange rates: 31 December 2004 €1.00 = £0.7069; 31 December 2005 €1.00 = £0.6864; and average for the year ended 31 December 2005 €1.00 = £0.6837.
(2)	Calculated on a deferred basis using the Executive Directors’ service to 31 December 2004 and 31 December 2005 respectively on the basis that the Executive Directors remain in service until at least age 60 and that the pension payment commences at that time. It includes all pensions provided from Unilever pension plans. In the event that an Executive Director leaves service prior to age 60 and the payment of pension commences earlier than age 60, the pension payable would be on a reduced basis. The Netherlands-based Executive Director’s arrangements, which previously operated on the basis of a justifiable expectation and did not provide vested deferred entitlement, have been converted to a vested benefit, consistent with the treatment adopted for other Netherlands senior executives with similar expectations.
(3)	Includes the effect of inflation on the accrued pension at 31 December 2004.
(4)	For the Netherlands-based Executive Director’s arrangement calculated on the basis used by the Unilever Netherlands pension plan (‘Progress’), as prescribed by the Netherlands Ministry of Social Affairs and Employment. For the UK based Executive Directors’ arrangement calculated on the market related basis used by the Unilever United Kingdom pension plan (UUKPF), in line with the GN11 guidance note published by the Institute and Faculty of Actuaries in the United Kingdom. Changes in the bases during 2005 had the effect of significantly increasing transfer values for the UK based Executive Directors.
(5)	Reached age 55 during the year, hence values at 31 December 2005 include the NV arrangement (see footnote 2 above).
(6)	Joined the Boards in May 2005. Figures shown in the table above relate to the date of joining the Boards, or the period starting on that date, as appropriate. Figures at 10 May 2005 include pension, and the transfer value of pension, accrued prior to becoming an Executive Director.
(7)	Changed from Executive to Non-Executive Director in May 2005. Figures shown in the table above are at the date of change or the period ending on that date, as appropriate.
(8)	Stepped down from the Boards in May 2005. Figures shown in the table above are at the date they stepped down, or the period ending on that date, as appropriate.

The Listing Rules of the Financial Services Authority are different from the Directors’ Remuneration Report Regulations 2002 and require the following disclosures for defined benefit pension plans which are calculated on an alternative basis to those disclosed in the table above:

•	Increase in accrued pension during 2005 (excluding the effect of inflation on the accrued pension at 31 December 2004): Patrick Cescau €37 000; Kees van der Graaf €204 000; Ralph Kugler €38 000; Rudy Markham €35 000; Antony Burgmans €147 000; Clive Butler €15 000; Keki Dadiseth €nil; and André van Heemstra €13 000; and

•	Transfer value at 31 December 2005 of the increase or decrease in accrued pension during 2005 (excluding the effect of inflation on the accrued pension at 31 December 2004 and less individual contributions): Patrick Cescau €585 000; Kees van der Graaf €2 571 000; Ralph Kugler €490 000; Rudy Markham €661 000; Antony Burgmans €2 353 000; Clive Butler €264 000; Keki Dadiseth €(29 000); and André van Heemstra €172 000.

The Dutch Corporate Governance Code requires the following disclosure of pension service costs charged to operating profit: Patrick Cescau €693 000; Kees van der Graaf €676 000; Ralph Kugler €162 000; Rudy Markham €275 000; Antony Burgmans €1 684 000; Clive Butler €257 000; Keki Dadiseth €386 000; and André van Heemstra €268 000.

66	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Report of the Remuneration Committee
(continued)

Executive Directors’ interests – share capital
The interests in the share capitals of NV and PLC and their group companies of those who were Executive Directors at 31 December 2005 and of their immediate families were as shown in the table below:

		Shares held at	Shares held at
		1 January 2005	31 December 2005
		(excluding unvested	(excluding unvested
Name	Share type(1)	matching shares)	matching shares)

Patrick Cescau(2)	NV	20 964	23 117
	PLC	51 123	89 400

Kees van der Graaf	NV	5 426	6 236
	PLC	21 066	26 750

Ralph Kugler(3)	NV	13 876	13 876
	PLC	36 123	36 144

Rudy Markham	NV	40 210	42 348
	PLC	128 180	143 571

(1)	NV shares are ordinary €0.51 shares and PLC shares are ordinary 1.4p shares.
(2)	Balances include under NV 12 905 NV New York shares and under PLC 5 678 ADRs (22 712 PLC) shares.
(3)	Opening balance for Ralph Kugler is at appointment as Executive Director in May 2005.

The Executive Directors, in common with other employees of PLC and its United Kingdom subsidiaries, had beneficial interests in 48 888 961 PLC ordinary shares at 1 January 2005 and 43 232 118 PLC ordinary shares at 31 December 2005, acquired by the Unilever Employee Share Trust (Jersey) for the purpose of satisfying options and vesting of shares under various group share plans (including the PLC Executive Option Plans and the UK Employee ShareSave Plan). Further information, including details of the NV and PLC ordinary shares acquired by certain group companies in connection with other share-based compensation plans, is given in note 31 on pages 132 to 141.

The voting rights of the Directors who hold interests in the share capitals of NV and PLC are the same as for other holders of the class of shares indicated. None of the Directors’ or other executive officers’ shareholdings amounts to more than 1% of the issued shares in that class of share. Except as stated above, all shareholdings are beneficial.

The only changes in the interests of the Executive Directors and their families in NV and PLC ordinary shares between 31 December 2005 and 28 February 2006 were that:

•	The holding of the Unilever Employee Share Trust (Jersey) has reduced to 42 486 540 PLC ordinary shares;

•	Kees van der Graaf, Ralph Kugler and Rudy Markham each acquired further interests in 43 PLC ordinary shares during January and February due to monthly ShareBuy purchases; and

•	Patrick Cescau purchased on 10 February 1 150 Unilever N.V. shares.

Unilever Annual Report and Accounts 2005	67

Back to Contents

Report of the Remuneration Committee
(continued)

Non-Executive Directors’ remuneration
The total fees payable to each Non-Executive Director in 2005 are set out below. Figures for 2004 include those fees payable prior to May 2004 in their capacity as Advisory Directors.

	€		€	€		€
	Fees payable		Attendance	Total fees paid		Total fees paid
Name	in 2005	(9)	allowance(9)	in 2005	(9)	in 2004	(9)

Bertrand Collomb(1)	100 654		–	100 654		85 726

Leon Brittan(2)	67 102		–	67 102		62 133

Lynda Chalker(3)	80 415		–	80 415		71 049

Wim Dik(2)(4)	67 102		–	67 102		63 261

Oscar Fanjul(4)	67 102		–	67 102		63 261

Hilmar Kopper(5)	80 415		–	80 415		72 177

David Simon(6)	67 102		–	67 102		62 133

Jeroen van der Veer(6)	67 102		–	67 102		63 261

Claudio Gonzalez(4)(8)	27 959		25 770	53 729		99 001

Antony Burgmans(2)(7)	–		–	–		–

(1)	Senior Independent Director, Vice Chairman NV and PLC, and Chairman of Nomination Committee and Remuneration Committee.
(2)	Member of External Affairs and Corporate Relations Committee.
(3)	Chairman of External Affairs and Corporate Relations Committee.
(4)	Member of Audit Committee.
(5)	Chairman of Audit Committee.
(6)	Members of Nomination Committee and Remuneration Committee.
(7)	Chairman NV and PLC, and Nomination Committee member. Non-Executive Director as from AGMs 2005. Antony Burgmans did not receive a fee as Chairman in 2005. For further details of his remuneration please refer to page 60.
(8)	Stepped down at 2005 AGMs.
(9)	Covers total fees received from both NV and PLC.

68	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Report of the Remuneration Committee
(continued)

Non-Executive Directors’ interests – share capital
The interests in the share capitals of NV and PLC and their group companies of those who were Non-Executive Directors as at 31 December 2005 (including those of their immediate families) were as shown below:

			Shares held at	Shares held at
Name	Share Type(1)		1 January 2005	31 December 2005

Antony Burgmans(2)	NV		37 941	44 616
	NV	(3)	7 750	–
	PLC		89 465	130 026

Bertrand Collomb	NV		111	111
	PLC		–	–

Leon Brittan	NV		–	–
	PLC		–	–

Lynda Chalker	NV		–	–
	PLC		2 526	2 526

Wim Dik	NV		–	–
	PLC		–	–

Oscar Fanjul	NV		692	692
	PLC		–	–

Hilmar Kopper	NV		–	–
	PLC		–	–

David Simon	NV		–	–
	PLC		3 051	3 158

Jeroen van der Veer	NV		5 600	5 600
	PLC		–	–

(1)	Except where otherwise stated, NV shares are ordinary €0.51 shares and PLC shares are ordinary 1.4p shares.
(2)	Balance at 1 January 2005 as Executive Director.
(3)	Held as preference shares of €0.05.

There were no changes in the interests of the Non-Executive Directors and their immediate families in NV and PLC ordinary shares between 31 December 2005 and 28 February 2006.

The Report has been approved by the Boards and has been signed on their behalf by the Joint Secretaries, J A A van der Bijl and S G Williams.

By order of the Boards

J A A van der Bijl
S G Williams

Joint Secretaries of Unilever N.V. and Unilever PLC

28 February 2006

Definition of auditable part of the report of the Remuneration Committee
In compliance with the UK Directors’ Remuneration Report Regulation 2002, and under Title 9, Book 2 of the Civil Code in the Netherlands, the auditable part of the report of the Remuneration Committee comprises the ’Aggregate remuneration for Executive Directors’ on page 59, the ’Remuneration for individual Executive Directors’ on page 60, the ‘Executive Directors’ Global Performance Share Plan’ on page 61, the ’Executive Directors’ conditional share awards under the TSR Long-Term Incentive Plan’ on page 62, the ‘Executive Directors’ Share Matching Plan’ on page 63, ’Executive Directors’ share options’ on pages 64 and 65, ’Executive Directors’ pensions’ on page 66, ’Executive Directors’ interests – share capital’ on page 67, ‘Non-Executive Directors remuneration’ on page 68 and ‘Non-Executive Directors’ interests – share capital’ on page 69.

Unilever Annual Report and Accounts 2005	69

Back to Contents

Report of the Audit Committee

The role of the Audit Committee is to assist the Unilever Boards in fulfilling their oversight responsibilities regarding the integrity of Unilever’s financial statements, risk management and internal control, compliance with legal and regulatory requirements, the external auditors’ performance, qualifications and independence, and the performance of the internal audit function. During the year ended 31 December 2005 the principal activities of the Committee were as follows:

Financial statements
The Committee considered reports from the Chief Financial Officer on the quarterly and annual financial statements and reviewed the Annual Report and Accounts prior to publication.

Audit of the Annual Accounts
PricewaterhouseCoopers, Unilever’s external auditors, reported in depth to the Committee on the scope and outcome of the annual audit. Their reports included accounting matters, governance and control, and accounting developments.

Risk management and internal control arrangements
The Committee reviewed Unilever's overall approach to risk management and control, and its processes, outcomes and disclosure, including specifically:

•	Corporate Audit’s interim and year-end reports on the Status of Risk Management & Control, and management’s response;
•	Annual report from the Chief Financial Officer on business risks and positive assurance on operating controls and corporate policies;
•	The interim and year-end reports from the Code of Business Principles Compliance Committee;
•	Monitoring the resolution of complaints received through the global Ethics hotline which included a procedure for handling complaints and concerns relating to accounting, internal control and auditing matters;
•	Monitoring progress of the implementation of the requirements under Section 404 of the Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting;
•	A review of pensions arrangements;
•	Reviewing the management of transition risks arising from changes in the organisation and operating framework;
•	A review of treasury and tax matters relating to investment hedging and gearing, and developments on engaging with tax authorities;
•	A review of anti-fraud arrangements;
•	A review of the Slim•Fast impairment and a learning review of the accounting process;
•	A review of financing strategy; and
•	A review of risk management in the outsourcing projects.

External auditors
The Audit Committee undertakes a periodic formal review of the appointment of external auditors, and the most recent review was completed in November 2005. The Committee has approved the extension of the current external audit contract by one year, and recommended to the Boards the reappointment of the external auditors. On the recommendation of the Audit Committee, the Directors will be proposing the reappointment of PricewaterhouseCoopers at the AGMs in May 2006 (see pages 173 and 178).

Both Unilever and the auditors have for many years had safeguards in place to avoid the possibility that the auditors’ objectivity and independence could be compromised. The Committee reviewed the report from PricewaterhouseCoopers confirming their independence and objectivity, and also conducted a formal evaluation of the effectiveness of the external audit process.

The committee also reviewed the statutory audit, other audit, audit-related, tax and other services provided by PricewaterhouseCoopers, and compliance with Unilever’s policy, which prescribes the types of engagements for which the external auditors can be used. In 2005, the Audit Committee also reviewed and approved the policy regarding the pre-approval of the non-audit services. All non-audit services undertaken by the external auditors were reviewed and authorised by the Committee in line with the policy and further information on all of these services is noted immediately following this report.

The Committee held independent meetings with the external auditors during the year.

The external auditors report to the Directors and the Audit Committee on the actions they take to comply with the professional and regulatory requirements and best practice designed to ensure their independence from Unilever, including, for example, the periodic rotation of key team members. The UK lead partner in charge of the audit, who was appointed in 2001, will rotate off at the 2006 AGM and a new lead partner will be appointed by PricewaterhouseCoopers LLP.

Internal audit function
The Committee engaged in discussion and review of the Corporate Audit Department’s audit plan for the year, and approved its budget and resource requirements.

The Committee approved the appointment of a new Chief Auditor arising from the transfer of the previous holder to a new senior finance position following organisational changes.

The Committee carried out a formal evaluation of the performance of the internal audit function and confirmed that they were satisfied with their relationship with the Chief Auditor.

The Committee held independent meetings with the Chief Auditor during the year.

Audit Committee terms of reference
The Audit Committee’s terms of reference were updated in 2005 to reflect the realignment of the roles previously carried out by the Corporate Risk Committee, and also to include an annual review of the Group’s anti-fraud arrangements. In February 2006, the terms of reference were updated to reflect requirements under the Dutch Corporate Governance Code that the Audit Committee has oversight of the policy of the Group on tax planning, the financing of the Group, and the applications of information and communication technology.

The Audit Committee carried out a self-assessment of its own performance.

The Audit Committee’s terms of reference can be viewed on Unilever’s website at
www.unilever.com/investorcentre/corpgovernance.

Hilmar Kopper Chairman of the Audit Committee
Wim Dik
Oscar Fanjul

70	Unilever Annual Report and Accounts 2005

Back to Contents

Report of the Directors

Report of the Audit Committee
(continued)

Services provided by external auditors
In overview, our procedures in respect of services provided by PricewaterhouseCoopers are:

Statutory audit:
Procedures in respect of statutory audit services are detailed on page 70. This category includes fees for the statutory audit of Unilever’s financial statements and those of its subsidiaries.

Other audit services:
This is audit and similar work that regulations or agreements with third parties require the auditors to undertake. These services include procedures undertaken by our external auditors in connection with borrowings, shareholder and other circulars and various other regulatory reports.

Audit-related services:
This is work that, in their position as the auditors, they are best placed to undertake. It includes internal control reviews, other reports and work in respect of acquisitions and disposals.

Tax services:
In cases where they are best suited, we use the auditors. All other significant tax consulting work is put to tender.

General consulting and other services:
Since early 2002, our policy has been that our external auditors may not tender for any new general consulting work. We use our auditors to perform a limited number of other services, including risk management advisory work and training, where these are compatible with their work and subject to the appropriate level of pre-approval.

The Audit Committee’s policy regarding the pre-approval of the above non-audit services lists in detail the particular services which PricewaterhouseCoopers is and is not permitted to provide.

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

The policy is regularly reviewed and updated in the light of internal developments, external developments and best practice.

See note 4 on page 93 for the actual fees payable to PricewaterhouseCoopers.

Unilever Annual Report and Accounts 2005	71

Back to Contents

Report of the External Affairs and Corporate Relations Committee

Remit
The Committee’s specific responsibilities are:

•	to review external developments likely to have significant influence upon Unilever and its ability to conduct its business, and advise on how best to handle them;

•	to report to the Boards on Unilever’s standing in the external world, particularly among the target audiences identified in the Company’s Corporate Relations strategy;

•	to oversee issues management, with a particular focus on non- financial risks to the Unilever business and reputation;

•	to monitor the effectiveness of Unilever’s corporate relations activities including communications, publications, media exposure, government and public relations, and participation in industry initiatives; and

•	to review the Company’s Corporate Relations strategy and the adequacy of the organisation and resources committed to it.

Meetings
In its four meetings in 2005, the Committee focused particularly on developments on corporate responsibility, review of reported breaches of Code of Business Principles, Unilever’s leadership role in the Transatlantic Business Dialogue and policy issues such as risk communication and counterfeiting.

The Committee recommended to the Boards to embed and integrate Corporate Responsibility further into all parts of the business, and highlighted the potential and impact of product brands addressing social challenges. Successful examples are Dove leading on inner beauty, and Lifebuoy addressing hygiene through its handwashing campaign.

The report on the Code of Business Principles was carefully reviewed and the Committee was satisfied with the actions taken to address reported and verified breaches. The Committee agreed the importance of keeping the Code alive and supported the proposed regular measurement of understanding of the Code across the business.

Unilever’s leadership role in the Transatlantic Business Dialogue was discussed. The Committee considered that the issuance of two declarations at the EU/US Summit on transatlantic economic integration and growth, and on fighting global piracy and counterfeiting, underpinned by the political commitment to monitor and report progress on concrete actions, were good outcomes.

Several policy issues impacting Unilever’s business and reputation were reviewed, and particular attention was given to the growing problem of counterfeiting for the consumer goods sector. The Committee re-iterated the importance of fighting counterfeiting, through an integrated strategy of raising awareness of the importance of intellectual property protection for future innovation and investment, and through encouraging joint action by Government to ensure consumer safety and legal enforcement.

Lynda Chalker Chairman of the External Affairs and Corporate Relations Committee
Leon Brittan
Antony Burgmans
Wim Dik

72	Unilever Annual Report and Accounts 2005

Back to Contents

Financial statements

Unilever Annual Report and Accounts 2005	73

Back to Contents

Statement of Directors’ responsibilities

Annual accounts
The Directors are required by Title 9, Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Unilever Group, and the NV and PLC entities as at the end of the financial year and of the profit or loss and cash flows for that year.

The Directors consider that in preparing the accounts, the Group, and the NV and PLC entities have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all International Financial Reporting Standards as adopted by the EU (in the case of the consolidated accounts) and United Kingdom accounting standards (in the case of the parent company accounts) which they consider to be applicable have been followed.

The Directors have responsibility for ensuring that NV and PLC keep accounting records which disclose with reasonable accuracy their financial position and which enable the Directors to ensure that the accounts comply with the relevant legislation. They also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group, and to prevent and detect fraud and other irregularities.

This statement, which should be read in conjunction with the Auditors’ report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

A copy of the financial statements of the Unilever Group is placed on our website at www.unilever.com/investorcentre. The maintenance and integrity of the website is the responsibility of the Directors, and the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially placed on the website. Legislation in the United Kingdom and the Netherlands governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Going concern
The Directors continue to adopt the going concern basis in preparing the accounts. This is because the Directors, after making enquiries and following a review of the Group’s budget for 2006 and 2007, including cash flows and borrowing facilities, consider that the Group has adequate resources to continue in operation for the foreseeable future.

Internal and disclosure controls and procedures
Unilever has a well-established control framework, which is documented and regularly reviewed by the Boards. This incorporates risk management, internal control procedures and disclosure controls and procedures which are designed to provide reasonable, but not absolute, assurance that assets are safeguarded, the risks facing the business are being addressed and all information required to be disclosed is reported to the Group’s senior management, including where appropriate the Group Chief Executive and Chief Financial Officer, within the required timeframe.

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

The Boards have overall responsibility for establishing key procedures designed to achieve systems of internal control and disclosure control and for reviewing and evaluating their effectiveness. The day-to-day responsibility for implementation of these procedures and ongoing monitoring of risk and the effectiveness of controls rests with the Group’s senior management at individual operating company and regional level. Regions review on an ongoing basis, the risks faced by their group and the related internal control arrangements and provide written reports to the Group Chief Executive.

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

Unilever’s system of risk management has been in place throughout 2005 and up to the date of this report, and complies with the recommendations of ‘Internal Control – Guidance for Directors on the Combined Code’, published by the Internal Control Working Party of the Institute of Chartered Accountants in England & Wales in September 1999. The Boards have carried out an annual review of the effectiveness of the systems of risk management and internal control during 2005 in accordance with this guidance, and have ensured that the necessary actions have been or are being taken to address any weaknesses or deficiencies arising out of that review.

Based on an evaluation by the Boards, the Group Chief Executive and the Chief Financial Officer concluded that the design and operation of the Group’s disclosure controls and procedures as at 31 December 2005 were effective, and that subsequently there have been no significant changes in the Group’s internal controls, or in other factors that could significantly affect those controls.

It is Unilever’s practice to bring acquired companies within the Group’s governance procedures as soon as is practicable and, in any event, by the end of the first full year of operation.

At the end of 2006, Unilever will be required by Section 404 of the US Sarbanes-Oxley Act of 2002 to report on the effectiveness of internal control over financial reporting. The evaluation work necessary to meet this specific requirement is under way.

74	Unilever Annual Report and Accounts 2005

Back to Contents

[THIS PAGE HAS BEEN DELIBERATELY LEFT BLANK]

Unilever Annual Report and Accounts 2005	75

Back to Contents

[THIS PAGE HAS BEEN DELIBERATELY LEFT BLANK]

76	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Auditors’ report
United States

Report of the independent registered public accounting firms to the shareholders of Unilever N.V. and Unilever PLC
We have audited the accompanying consolidated balance sheets of the Unilever Group as of 31 December 2005 and 2004, and the related consolidated income statements, cash flow statements and statements of recognised income and expense for each of the two years in the period ended 31 December 2005 as set out pages 78 to 151 and 157 to 168. These financial statements are the responsibility of the companies’ Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Unilever Group as at 31 December 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2005, in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

As discussed in note 35 on page 145, the Unilever Group changed the manner in which it accounts for financial instruments upon adoption of International Accounting Standards No. 32 ‘Financial Instruments: Disclosure and Presentation’, and No. 39 ‘Financial Instruments: Recognition and Measurement’, on 1 January 2005.

IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented on pages 157 to 161.

28 February 2006

PricewaterhouseCoopers Accountants N.V.
Rotterdam, The Netherlands
As auditors of Unilever N.V.

PricewaterhouseCoopers LLP
London, United Kingdom
As auditors of Unilever PLC

Unilever Annual Report and Accounts 2005	77

Back to Contents

Consolidated income statement
Unilever Group for the year ended 31 December

	€ million	€ million
	2005	2004

Continuing operations

Turnover 3	39 672	38 566

Operating profit 3	5 314	4 239
After charging:
Impairment of Slim•Fast	(363)	(791)
Provision for Brazilian sales tax	–	(169)

Net finance costs 6	(618)	(630)
Finance income	130	145
Finance costs	(693)	(717)
Pensions and similar obligations	(55)	(58)

Share of net profit/(loss) of joint ventures	47	39
Share of net profit/(loss) of associates	(25)	2
Other income from non-current investments 13	33	54

Profit before taxation	4 751	3 704
Taxation 7	(1 249)	(810)

Net profit from continuing operations	3 502	2 894
Net profit from discontinued operations 29	473	47

Net profit	3 975	2 941

Attributable to:
Minority interests	209	186
Shareholders’ equity	3 766	2 755

Combined earnings per share 8

From total operations
Basic earnings per share:
Euros per €0.51 of ordinary capital	3.88	2.83
Euro cents per 1.4p of ordinary capital	58.17	42.46

On a diluted basis the figures would be:
Euros per €0.51 of ordinary capital	3.76	2.72
Euro cents per 1.4p of ordinary capital	56.40	40.78

From continuing operations
Basic earnings per share:
Euros per €0.51 of ordinary capital	3.39	2.78
Euro cents per 1.4p of ordinary capital	50.87	41.72

On a diluted basis the figures would be:
Euros per €0.51 of ordinary capital	3.29	2.67
Euro cents per 1.4p of ordinary capital	49.33	40.08

References in the consolidated income statement, consolidated statement of recognised income and expense, consolidated cash flow statement and consolidated balance sheet relate to notes on pages 82 to 151, which form an integral part of the consolidated financial statements.

Accounting policies of the Unilever Group are set out in note 1 on pages 82 to 85.

Variations from United States generally accepted accounting principles and Securities and Exchange Commission Financial Statement Requirements Regulation S-X are outlined on pages 158 to 161.

78	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Consolidated statement of recognised income and expense
Unilever Group for the year ended 31 December

	€ million	€ million
	2005	2004

Fair value gains/(losses) net of tax:
On cash flow hedges	14	n/a
On available-for-sale financial assets	–	n/a
On net investment hedges	332	n/a
Actuarial gains/(losses) on pension schemes net of tax	(49)	(480)
Currency retranslation gains/(losses) net of tax	181	80

Net income/(expense) recognised directly in equity	478	(400)
Net profit	3 975	2 941

Total recognised income and expense 23	4 453	2 541
Attributable to:
Minority interests	249	167
Shareholders’ equity	4 204	2 374

From 1 January 2005, Unilever has adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. IAS 32 requires preference shares that provide for a fixed preference dividend to be classified as borrowings and preference dividends to be recognised in the income statement as a finance cost. IAS 39 requires unrealised fair value gains/(losses) on certain financial instruments to be recognised in equity; when realised, these fair value gains/(losses) are recognised in the income statement. In accordance with the transition rules for first time adoption of IFRSs, 2004 comparatives have not been restated. The impact of the adoption of IAS 32 and IAS 39, which was all attributable to shareholders’ equity, is shown in note 23 and is summarised as follows:

€ million

Equity as at 31 December 2004	7 629
Accounting policy change – preference shares	(1 502)
Accounting policy change – other financial instruments	388

Equity as restated at 1 January 2005	6 515

Unilever Annual Report and Accounts 2005	79

Back to Contents

Consolidated balance sheet
Unilever Group as at 31 December

	€ million	€ million
	2005	2004

Goodwill 10	12 963	12 083
Intangible assets 10	5 092	4 924
Property, plant and equipment 11	6 492	6 181
Biological assets 12	37	33
Joint ventures and associates 13	84	54
Other non-current investments 13	720	698
Pension asset for funded schemes in surplus 22	1 036	625
Trade and other receivables due after more than one year 16	231	279
Deferred tax assets 14	1 703	1 491

Total non-current assets	28 358	26 368

Assets held for sale 29	217	n/a

Inventories 15	4 107	3 756
Trade and other current receivables 16	4 830	4 131
Other financial assets 17	335	1 013
Cash and cash equivalents 17	1 529	1 590

Total current assets	10 801	10 490

Borrowings due within one year 18	(5 942)	(5 155)
Trade payables and other current liabilities 20	(8 228)	(7 514)
Current tax liabilities	(430)	(718)
Restructuring and other provisions 21	(644)	(799)

Total current liabilities	(15 244)	(14 186)

Net current assets/(liabilities)	(4 443)	(3 696)

Total assets less current liabilities	24 132	22 672

Borrowings due after more than one year 18	6 457	6 893
Trade payables and other liabilities due after more than one year 20	389	439
Non-current tax liabilities	213	278
Pension liability for funded schemes in deficit 22	2 415	2 339
Pension liability for unfunded schemes 22	4 202	3 740
Restructuring and other provisions 21	732	565
Deferred tax liabilities 14	933	789

Total non-current liabilities	15 341	15 043

Liabilities held for sale 29	26	n/a

Called up share capital 23	512	642
Share premium account 23	162	1 530
Other reserves 23	(2 328)	(2 555)
Retained profit 23	10 015	7 647

Shareholders’ equity	8 361	7 264
Minority interests 23	404	365

Total equity	8 765	7 629

Total capital employed	24 132	22 672

Commitments and contingent liabilities are shown in note 27 on page 127.

From 1 January 2005, Unilever has adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. IAS 32 requires preference shares that provide for a fixed preference dividend to be classified as borrowings and preference dividends to be recognised in the income statement as a finance cost. IAS 39 requires unrealised fair value gains/(losses) on certain financial instruments to be recognised in equity; when realised, these fair value gains/(losses) are recognised in the income statement. In accordance with the transition rules for first time adoption of IFRSs, 2004 comparatives have not been restated. Information on the impact of the adoption of IAS 32 and IAS 39 is given in note 23 on page 123.

Assets and liabilities held for sale are reported under IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, which has been applied with effect from 1 January 2005; comparatives for 2004 have not been restated.

These financial statements were approved by the Directors on 28 February 2006.

80	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Consolidated cash flow statement
Unilever Group for the year ended 31 December

	€ million	€ million
	2005	2004

Cash flow from operating activities 30	5 924	6 925
Income tax paid	(1 571)	(1 378)

Net cash flow from operating activities	4 353	5 547

Interest received	130	168
Purchase of intangible assets	(92)	(89)
Purchase of property, plant and equipment	(914)	(978)
Disposal of property, plant and equipment	124	151
Sale and leaseback transactions resulting in operating leases	69	47
Acquisition of group companies, joint ventures and associates	(20)	(40)
Consideration paid in respect of acquisitions made in previous years	–	(158)
Disposal of group companies, joint ventures and associates	804	413
Payments received in advance for future disposals	–	101
Acquisition of other non-current investments	(50)	(25)
Disposal of other non-current investments	83	68
Dividends from joint ventures, associates and other non-current investments	65	92
(Purchase)/sale of financial assets	316	130

Net cash flow from/(used in) investing activities	515	(120)

Dividends paid on ordinary share capital	(1 804)	(1 720)
Interest and preference dividends paid	(643)	(787)
Additional borrowings and change in short-term borrowings	3 968	2 966
Repayment of borrowings	(4 795)	(6 008)
Sale and leaseback transactions resulting in finance leases	–	211
Capital element of finance lease rental payments	(53)	(59)
Purchase of treasury stock	(1 276)	(332)
Dividends paid and other payments (to)/from minority shareholders and joint ventures	(218)	(209)

Net cash flow from/(used in) financing activities	(4 821)	(5 938)

Net increase/(decrease) in cash and cash equivalents	47	(511)

Cash and cash equivalents at the beginning of the year	1 406	1 428

Effect of foreign exchange rate changes	(188)	489

Cash and cash equivalents at the end of the year 17	1 265	1 406

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the consolidated cash flow statement. Cash flows relating to discontinued operations included above are set out in note 29 on page 129.

Unilever Annual Report and Accounts 2005	81

Back to Contents

Notes to the consolidated accounts
Unilever Group

1 Accounting information and policies

Unilever
The two parent companies, NV and PLC, together with their group companies, operate as a single economic entity (the Unilever Group, also referred to as Unilever or the Group). NV and PLC have the same Directors and are linked by a series of agreements, including an Equalisation Agreement, which are designed so that the position of the shareholders of both companies is as nearly as possible the same as if they held shares in a single company.

The Equalisation Agreement provides that both companies adopt the same accounting principles and requires as a general rule the dividends and other rights and benefits (including rights on liquidation) attaching to each Fl.12 (€5.445) nominal of ordinary share capital of NV to be equal in value at the relevant rate of exchange to the dividends and other rights and benefits attaching to each £1 nominal of ordinary share capital of PLC, as if each such unit of capital formed part of the ordinary capital of one and the same company. For additional information please refer to ‘Corporate governance’ on page 41.

Basis of consolidation
Due to the operational and contractual arrangements referred to above, NV and PLC form a single reporting entity for the purposes of presenting consolidated accounts. Accordingly, the accounts of Unilever are presented by both NV and PLC as their respective consolidated accounts. Group companies included in the consolidation are those companies controlled by NV or PLC. The net assets and results of acquired businesses are included in the consolidated accounts from their respective dates of acquisition.

Companies legislation and accounting standards
The consolidated accounts have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU, including interpretations from the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC), and with Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 1985.

The accounts are prepared under the historical cost convention as modified by the revaluation of biological assets, financial assets classified as ‘available-for-sale investments’ and ‘at fair value through profit or loss’, and derivatives.

Material variations from United States generally accepted accounting principles (US GAAP) are set out on pages 157 to 161.

OECD Guidelines
In preparing its Annual Review and Annual Report and Accounts Unilever adheres to disclosure recommendations of the OECD Guidelines for Multinational Enterprises.

Foreign currencies
Items included in the financial statements of group companies are measured using the currency of the primary economic environment in which each entity operates (its functional currency). The consolidated financial statements are presented in euros.

Exchange differences arising in the accounts of individual companies are dealt with in their respective income statements. Those arising on trading transactions are taken to operating profit; those arising on cash, financial assets and borrowings are classified as finance income or cost.

In preparing the consolidated financial statements, the income statement, the cash flow statement and all other movements in assets and liabilities are translated at annual average rates of exchange. The balance sheet, other than the ordinary share capital of NV and PLC, is translated at year-end rates of exchange. In the case of hyper-inflationary economies, which are those in which inflation exceeds 100% cumulatively over a three-year period, the accounts are adjusted to reflect current price levels and remove the influences of inflation before being translated.

The ordinary share capital of NV and PLC is translated at the rate contained in the Equalisation Agreement of £1 = Fl.12 (equivalent to €5.445) .. The difference between the resulting value for PLC and the value derived by applying the year-end rate of exchange is taken to other reserves (see note 25 on page 125).

The effects of exchange rate changes during the year on net assets at the beginning of the year are recorded as a movement in shareholders’ equity, as is the difference between profit of the year retained at average rates of exchange and at year-end rates of exchange. For these purposes net assets include loans between group companies and related foreign exchange contracts, if any, for which settlement is neither planned nor likely to occur in the foreseeable future. Exchange gains/losses on hedges of net assets are also recorded as a movement in equity.

Cumulative exchange differences arising since the transition date of 1 January 2004 are reported as a separate component of other reserves (see note 25 on page 125). In the event of disposal of an interest in a subsidiary either through sale or as a result of a repayment of capital, the cumulative exchange difference is recognised in the income statement as part of the profit or loss on disposal of group companies.

Goodwill
Goodwill (being the difference between the fair value of consideration paid for new interests in group companies, joint ventures and associates and the fair value of the Group’s share of their net identifiable assets and contingent liabilities at the date of acquisition) is capitalised. Goodwill is not amortised, but is subject to an annual review for impairment (or more frequently if necessary). Any impairment is charged to the income statement as it arises.

Intangible assets
On acquisition of group companies, Unilever recognises any specifically identifiable intangible assets separately from goodwill, initially measuring the intangible assets at fair value. Separately purchased intangible assets are initially measured at cost. Finite-lived intangible assets including software are amortised in the income statement over the period of their expected useful lives. Periods in excess of five years are used only where the Directors are satisfied that the life of these assets will clearly exceed that period. Indefinite-lived intangible assets are not amortised, but are subject to review for impairment as described above for goodwill.

IFRSs also require that internally generated intangible assets be capitalised where certain specific criteria are met. Unilever capitalises internally generated software where it is clear that the software development is technically feasible and will be completed and that the software will generate economic benefits in the future.

Unilever also monitors the level of development costs which may only be capitalised once the flow of economic benefits is assured. For Unilever this is evident only shortly before a product is launched into the market. The level of costs incurred after these criteria have been met is currently insignificant.

82	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

1 Accounting information and policies (continued)

Property, plant and equipment
Property, plant and equipment is stated at cost less depreciation and impairment. Depreciation is provided on a straight-line basis at percentages of cost based on the expected average useful lives of the assets and their residual values. Estimated useful lives by major class of assets are as follows:

Freehold buildings	40 years
(no depreciation on freehold land)
Leasehold buildings	40 years	*
Plant and equipment	2–20 years
*or life of lease if less than 40 years

Property, plant and equipment is subject to review for impairment if triggering events or circumstances indicate that this is necessary. Any impairment is charged to the income statement as it arises.

Biological assets
Biological assets are stated at fair value less estimated point-of-sale costs. Any changes in the fair value of such biological assets are recognised in the income statement. Point-of-sale costs include all costs that would be necessary to sell the assets, excluding costs necessary to get the assets to market.

Joint ventures and associates
Joint ventures are undertakings in which the Group has a long-term participating interest and which are jointly controlled by the Group and one or more other parties. Associates are undertakings in which the Group has a participating interest and can exercise significant influence.

Interests in joint ventures and associates are accounted for using the equity method and are stated in the consolidated balance sheet at the Group’s share of their aggregate assets and liabilities. The Group’s share of the profit or loss after tax of joint ventures and associates is included in the Group’s consolidated profit before taxation.

Financial instruments
The Group accounts for financial instruments under IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’.

Financial assets
Purchases and sales of financial assets are recognised based on settlement accounting. They are initially recognised at fair value plus directly attributable transaction costs. Any impairment of a financial asset is charged to the income statement as it arises.

Financial assets are classified according to the purpose for which the investments were acquired. This gives rise to the following categories: held-to-maturity investments, loans and receivables, available-for-sale financial assets and financial assets at fair value through profit or loss. Unilever determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity. They are included in non-current investments at amortised cost using the effective interest method, less any amounts written off to reflect impairment.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are included in trade and other receivables in the balance sheet at amortised cost.

Trade and other receivables are stated after deducting adequate provision for doubtful debts.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity. Realised gains and losses arising from changes in fair value, interest and exchange differences are included in the income statement.

Financial assets at fair value through profit or loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated. Derivatives are also classified in this category unless they are designated as hedges. Assets in this category are classified as current assets if they are either held-for-trading or are expected to be realised within 12 months of the balance sheet date. Realised and unrealised gains and losses arising from changes in fair value are included in the income statement.

Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost unless they are part of a fair value hedge accounting relationship; any difference between the proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Those borrowings that are part of a fair value hedge accounting relationship are also recorded on an amortised cost basis, plus or minus the fair value attributable to the risk being hedged with a corresponding entry in the income statement.

No borrowing costs are capitalised as part of property, plant and equipment.

Derivative financial instruments
The activities of the Group expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange forward contracts, interest rate swap contracts and forward rate agreements to hedge these exposures. The Group also uses commodity contracts to hedge future requirements for certain raw materials, almost always for physical delivery. Those contracts that can also be settled in cash are treated as a financial instrument. The Group does not use derivative financial instruments for speculative purposes. The use of leveraged instruments is not permitted.

Unilever Annual Report and Accounts 2005	83

Back to Contents

Notes to the consolidated accounts
Unilever Group

1 Accounting information and policies (continued)

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity, and any ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction subsequently results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedged items that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

For an effective hedge of an exposure to changes in the fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in profit or loss. Gains or losses from re-measuring the derivative, or for non-derivatives the foreign currency component of its carrying amount, are recognised in profit or loss.

Changes in fair value of net investment hedges in relation to foreign subsidiaries are recognised directly in equity.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

Valuation principles
The fair values of quoted investments are based on current bid prices. For unlisted and for listed securities where the market for a financial asset is not active the Group establishes fair value using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis.

Impairment of financial instruments
At each balance sheet date the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not subsequently reversed through the income statement.

Inventories
Inventories are valued at the lower of weighted average cost and fair value less cost to sell. Cost comprises direct costs and, where appropriate, a proportion of attributable production overheads.

Cash and cash equivalents
For the purpose of preparation of the cash flow statement, cash and cash equivalents includes cash at bank and in hand, highly liquid interest bearing securities with original maturities of three months or less, and bank overdrafts.

Pensions and similar obligations
The operating and financing costs of defined benefit plans are recognised separately in the income statement. Service costs are systematically spread over the service lives of employees, and financing costs are recognised in the periods in which they arise. The costs of individual events such as past service benefit enhancements, settlements and curtailments are recognised immediately in the income statement. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions, are recognised immediately in the statement of recognised income and expense. The assets and liabilities of defined benefit plans are recognised at fair value in the balance sheet. The charges to the income statement for defined contribution plans are the company contributions payable, and the assets of such plans are not included in the balance sheet of the Group.

Deferred taxation
Deferred taxation is recognised using the liability method on all taxable temporary differences between the tax base and the accounting base of items included in the balance sheet of the Group. Deferred tax is recognised at the rates of tax prevailing at the year end unless future rates have been enacted or substantively enacted.

Provision is made for taxation which will become payable if retained profits of group companies are distributed to the parent companies only to the extent that such distributions are considered probable.

Provisions
Provisions are recognised when either a legal or constructive obligation, as a result of a past event, exists at the balance sheet date and where the amount of the obligation can be reliably estimated.

Segment information
Segmental information is provided on the basis of geographical segments and product categories. The primary format, geographic regions, is based on the management structure of the Group, which operates in three main geographical regions.

Turnover
Turnover comprises sales of goods and services after deduction of discounts and sales taxes. It does not include sales between group companies. Discounts given by Unilever include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. At each balance sheet date any expenditure incurred but not yet invoiced is estimated and accrued.

Turnover is recognised when the risks and rewards of the underlying products and services have been substantially transferred to the customer.

Research and market support costs
Expenditure on research and market support such as advertising is charged to the income statement of the year in which it is incurred.

Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as non-current assets of the Group at their fair value at the date of commencement of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Profits or losses are recognised from sale and leaseback transactions at fair value. Where the transaction results in an operating lease, the profit or loss arising is immediately recognised in the income statement, and for those that result in a finance lease they are deferred over the lease term.

84	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

1 Accounting information and policies (continued)

Lease payments relating to operating leases, are charged to the income statement on a straight-line basis over the lease term, or over the period between rent reviews where these exist.

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

General services provided by central advisory departments, regional and category management, and research laboratories are charged to operating companies on the basis of fees.

Share-based payments
The economic cost of awarding shares and share options to employees is reflected by recording a charge in the income statement equivalent to the fair value of the benefit awarded. The fair value is determined with reference to option pricing models, principally adjusted Black-Scholes models or multinomial pricing model. The charge is recognised in the income statement over the vesting period of the award. Share-based payments are described in more detail in note 31 on pages 132 to 141.

Shares held by employee share trusts
The assets and liabilities of certain PLC trusts, NV and group companies which purchase and hold NV and PLC shares to satisfy options granted are included in the consolidated accounts. The book value of shares held is deducted from other reserves, and trust borrowings are included in the Group’s borrowings. The costs of the trusts are included in the results of the Group. These shares are excluded from the calculation of earnings per share.

Non-current assets held for sale
Assets and groups of assets and liabilities which comprise disposal groups are classified as ‘held for sale’ when all of the following criteria are met: a decision has been made to sell, the assets are available for sale immediately, the assets are being actively marketed, and a sale has been or is expected to be concluded within twelve months of the balance sheet date. Assets and disposal groups ‘held for sale’ are valued at the lower of book value or fair value less disposal costs. Assets held for sale are not depreciated.

Critical accounting estimates and judgements
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The preparation of financial statements under IFRSs requires management to make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of goodwill and indefinite-lived intangible assets
Impairment reviews in respect of goodwill and intangible assets are performed at least annually. More regular reviews are performed if events indicate that this is necessary. Examples of such triggering events would include a significant planned restructuring, a major change in market conditions or technology, expectations of future operating losses, or negative cash flows.

The recoverable amounts of cash-generating units are determined based on the higher of realisable value and value-in-use calculations. These calculations require the use of estimates. Details of key assumptions made are set out in note 10 on page 99.

Retirement benefits
Pension accounting requires certain assumptions to be made in order to value our obligations and to determine the charges to be made to the income statement. These figures are particularly sensitive to assumptions for discount rates, mortality, inflation rates and expected long-term rates of return on assets. Details of assumptions made are given in note 22 on pages 115 and 116.

Taxation
The Group is subject to taxes in numerous jurisdictions. Significant judgement is required in determining worldwide provision for taxes. There are many transactions and calculations during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Recent accounting developments
IFRS 7, ‘Financial Instruments: Disclosures’, (effective from 1 January 2007), introduces new disclosures to improve the information about financial instruments. It requires the disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces disclosure requirements in IAS 32, ‘Financial Instruments: Disclosure and Presentation’. Unilever will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007, and it is not expected to have a material effect on the Group’s disclosures.

IFRIC 4, ‘Determining whether an Arrangement contains a Lease’, (effective from 1 January 2006), requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. The adoption is not expected to have a material effect on the consolidated results of operations or financial position of Unilever.

IFRIC 7, ‘Applying the Restatement Approach’ under IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ (effective for periods beginning 1 March 2006) provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy when that economy was not hyperinflationary in the prior period. The adoption is not expected to have a material effect on the consolidated results of operations or financial position of Unilever.

Recent changes in reporting requirements under US GAAP are discussed on page 161.

Unilever Annual Report and Accounts 2005	85

Back to Contents

Notes to the consolidated accounts
Unilever Group

2 Financial risk management

Treasury risks
Unilever manages a variety of market risks, including the effects of changes in foreign exchange rates, interest rates, liquidity and counterparty risks.

Unilever has an interest rate management policy aimed at optimising net interest cost and reducing volatility. This is achieved by modifying the interest rate exposure of debt and cash positions through the use of interest rate swaps. Further details on the fixing levels of the projected cash and borrowing positions are given in note 19 on page 110.

Fixed rate investments give rise to a fair value interest rate risk. The floating amounts give rise to a cash flow interest rate risk.

Because of Unilever’s broad operational reach, it is subject to risks from changes in foreign currency values that could affect earnings. As a practical matter, it is not feasible to fully hedge these fluctuations. Additionally, Unilever believes that most currencies of major countries in which it operates will equalise against the euro over time. Unilever does have a foreign exchange policy that requires operating companies to manage trading and financial foreign exchange exposures within prescribed limits. This is achieved primarily through the use of forward foreign exchange contracts. Regional groups monitor compliance with this policy. At the end of 2005, there was no material exposure from companies holding assets and liabilities other than in their functional currency.

In addition, as Unilever conducts business in many foreign currencies but publishes its financial statements and measures its performance in euros, it is subject to exchange risk due to the effects that exchange rate movements have on the translation of the underlying net assets of its foreign subsidiaries. Unilever aims to minimise its foreign exchange exposure in operating companies by borrowing in the local currency, except where inhibited by local regulations, lack of local liquidity or local market conditions. For those countries that, in the view of management, have a substantial retranslation risk, Unilever may hedge such net investment. Nevertheless from time to time, currency revaluations on unhedged investments will trigger exchange translation movements in the balance sheet. In 2005, the significant strengthening of the US dollar against the euro has had a positive impact on reported operating results, but has had a negative impact on debt and equity, when reported in euros.

Liquidity risk is managed by maintaining access to global debt markets through an infrastructure of short-term and long-term debt programmes. In addition to this, Unilever has committed credit facilities in place to support its commercial paper programmes and for general corporate purposes. See note 18 on page 109 for further details of these credit facilities.

Counterparty exposures are minimised by restricting dealing counterparties to a limited number of financial institutions that have secure credit ratings, by working within agreed counterparty limits, by obtaining collateral for outstanding positions and by setting limits on the maturity of exposures. Counterparty credit ratings are closely monitored and concentration of credit risk with any single counterparty is avoided. There was no significant concentration of credit risk with any single counterparty as at the year end.

Master netting agreements are in place for the majority of interest rate derivative instruments. The risk in the event of default by a counterparty is determined by the extent to which market prices have moved since the contracts were made. The Group believes that the risk of incurring such losses is remote.

86	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

2 Financial risk management (continued)

Sensitivity analysis
The analysis below presents the sensitivity of the fair value of the financial instruments, including derivative financial instruments which the Group held at 31 December 2005, to hypothetical changes in interest and foreign exchange rates.

Interest rate sensitivity
The fair values of debt, investments and related hedging instruments are affected by movements in interest rates. The analysis shows the sensitivity of the fair value of interest rate sensitive instruments to a hypothetical 10% change in the interest rates across all maturities.

Foreign exchange rate sensitivity
The values of debt, investments and related hedging instruments, denominated in currencies other than the functional currency of the entities holding them, are subject to exchange rate movements. The analysis shows the income statement sensitivity of these values to a hypothetical 10% change in foreign exchange rates.

Sensitivity to a
hypothetical 10% change in
rates as at 31 December
	€ million	€ million
	2005	2004

Interest rate risk	193	160
Foreign exchange rate risk	30	7

The above-mentioned interest rate sensitivity relates to financial instruments, including derivative financial instruments, with fair values amounting to €11 186 million at the end of 2005 (2004: €12 397 million). The above-mentioned foreign exchange rate risk relates to a value of financial instruments and derivatives of €300 million at the end of 2005 (2004: €68 million).

Further details on derivatives, foreign exchange exposures and other related information on financial instruments are given in note 19 on pages 110 to 113.

Sensitivity to not applying hedge accounting
Derivatives have to be reported at fair value. Those derivatives used for cash flow hedging for which we do not apply hedge accounting will cause volatility in the income statement. Such derivatives did not have a material impact on the 2005 income statement.

Income statement sensitivity to changes in interest rates
As mentioned above on page 86, Unilever has an interest rate management policy aimed at optimising net interest costs and reducing volatility. Part of the interest rates on funds and debt are not fixed and are therefore subject to changes in floating interest rates, see note 17 on page 105 and note 18 on page 109. The analysis shows the sensitivity of the income statement to a hypothetical one percentage point change in floating interest rates over both funds and debt on a full year basis.

Sensitivity to a hypothetical
one percentage point change in
floating rates as at 31 December
	€ million	€ million
	2005	2004

Funds	21	65
Debt	(66)	(97)

Pensions and similar obligations
Pension assets and liabilities (pre-tax) of €1 036 million and €6 617 million respectively are held on the Group’s balance sheet as at 31 December 2005. Movements in equity markets, interest rates and life expectancy could materially affect the level of surpluses and deficits in these schemes, and could prompt the need for the Group to make additional pension contributions in the future. The key assumptions used to value our pension liabilities are set out in note 22 on pages 115 and 116.

Cash and borrowings
Cash flow provides the funds to service the financing of the business and enhance shareholder return. A material and sustained shortfall in our cash flow could undermine our credit rating and overall investor confidence and could restrict the Group’s ability to raise funding.

Other financial risks
As a result of the share-based compensation plans for employees, we are exposed to movements in our own share price. In recent years we have managed this risk by buying Unilever shares in the market when the share option or award is granted. Going forward, we will take a more flexible approach to the time at which we buy shares, not automatically buying shares at grant. In 2001, we entered into a contract with a bank for the forward purchase of Unilever shares, further details of which are given in note 19 on page 112. On 15 February 2005, 18 881 587 NV shares of treasury stock were used for the €0.05 cumulative preference share conversion. Between February and September 2005, NV shares were purchased in the market to bring the hedge to an appropriate level. At the year end, 91% of all outstanding employee share options were hedged; based on Unilever’s experience we consider this position as being fully hedged.

Unilever Annual Report and Accounts 2005	87

Back to Contents

Notes to the consolidated accounts
Unilever Group

3 Segment information

Our primary reporting segments are geographic, comprising our three operating regions of Europe, The Americas and Asia Africa. The home countries of the Unilever Group are the Netherlands and the United Kingdom. The United States is the only country for which third party turnover is required to be separately reported, on the basis that it exceeds 10% of the Group total. This information is given on page 92.

The analysis of turnover by geographical area is stated on the basis of origin. Turnover on a destination basis would not be materially different. Inter-segment sales between geographical areas and between product areas as on page 90 are not material. Total assets and capital expenditure are based on the location of the assets. Segment results are presented on the basis of operating profit. Segment assets consist primarily of property, plant and equipment, goodwill and other intangible assets, inventories and receivables. Corporate assets consist of financial assets, cash and cash equivalents, other non-current investments and pension and deferred tax assets. Segment liabilities consist primarily of trade payables and other liabilities. Corporate liabilities include borrowings, tax balances payable, restructuring and other provisions and pension and deferred tax liabilities. Capital expenditure comprises additions to property, plant and equipment and other intangible assets, including additions resulting from acquisitions. Other non-cash charges include charges to the income statement during the year in respect of share-based compensation, restructuring and other provisions.

	€ million	€ million	€ million	€ million
		The	Asia
Analysis by geographical segment	Europe	Americas	Africa	Total

2005
Turnover	16 211	13 179	10 282	39 672
Operating profit	2 304	1 719	1 291	5 314
Net finance costs				(618)
Share of net profit/(loss) of joint ventures	11	36	–	47
Share of net profit/(loss) of associates	(25)	1	(1)	(25)
Other income from non-current investments				33

Profit before taxation				4 751
Taxation				(1 249)

Net profit from continuing operations				3 502
Net profit from discontinued operations				473

Net profit				3 975

2004
Turnover	16 650	12 296	9 620	38 566
Operating profit	2 303	896	1 040	4 239
Net finance costs				(630)
Share of net profit/(loss) of joint ventures	6	31	2	39
Share of net profit/(loss) of associates	(2)	3	1	2
Other income from non-current investments				54

Profit before taxation				3 704
Taxation				(810)

Net profit from continuing operations				2 894
Net profit from discontinued operations				47

Net profit				2 941

Assets
2005
Segment assets	15 237	13 626	5 106	33 969
Joint ventures/associates	26	37	21	84

Total assets by geographical segment	15 263	13 663	5 127	34 053
Corporate assets				5 323

Total assets				39 376

2004
Segment assets	15 569	11 465	4 353	31 387
Joint ventures/associates	17	21	16	54

Total assets by geographical segment	15 586	11 486	4 369	31 441
Corporate assets				5 417

Total assets				36 858

88	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

3 Segment information (continued)

	€ million	€ million	€ million	€ million
		The	Asia
Analysis by geographical segment	Europe	Americas	Africa	Total

Liabilities
2005
Segment liabilities	4 485	1 914	2 244	8 643
Joint ventures/associates	20	11	6	37

Total liabilities by geographical segment	4 505	1 925	2 250	8 680
Corporate liabilities				21 931

Total liabilities				30 611

2004
Segment liabilities	4 370	1 748	1 835	7 953
Joint ventures/associates	9	5	2	16

Total liabilities by geographical segment	4 379	1 753	1 837	7 969
Corporate liabilities				21 260

Total liabilities				29 229

Capital expenditure
2005	447	305	298	1 050
2004	497	297	305	1 099

Depreciation of property, plant and equipment
2005	379	205	157	741
2004	383	212	155	750

Amortisation of finite-lived intangible assets and software
2005	52	38	9	99
2004	37	24	3	64

Impairment charges
2005
Property, plant and equipment	46	51	21	118
Goodwill	–	129	2	131
Intangible assets	–	241	10	251

Total impairment charge	46	421	33	500

2004
Property, plant and equipment	95	104	73	272
Goodwill	147	793	63	1 003

Total impairment charge	242	897	136	1 275

Reversal of impairment charges
2005
Property, plant and equipment	15	26	28	69

2004
Property, plant and equipment	9	13	11	33

Other non-cash charges
2005	228	311	53	592
2004	446	472	194	1 112

Unilever Annual Report and Accounts 2005	89

Back to Contents

Notes to the consolidated accounts
Unilever Group

3 Segment information (continued)

Although the Group’s operations are managed on a geographical basis, the two Foods and Home and Personal Care categories manage brands which we group into six main product areas; these are our secondary reporting segments and are:

Savoury and dressings – including sales of soups, bouillons, sauces, snacks, mayonnaise, salad dressings and olive oil.
Spreads and cooking products – including sales of margarines and spreads and cooking products such as liquid margarines.
Beverages – including sales of tea, weight management products, and nutritionally enhanced staples sold in developing markets.
Ice cream and frozen foods – including sales of ice cream and frozen food.
Personal care – including sales of skin care and hair care products, deodorants and anti-perspirants, and oral care products.
Home care and other operations – including sales of home care products, such as laundry powders and liquids, and a wide range of cleaning products. To support our consumer brands, we own tea plantations and palm oil plantations, the results of which are reported within this segment.

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
		Spreads		Ice cream			Home	Home
	Savoury	and		and			care	and
	and	cooking		frozen		Personal	and	personal
Analysis by product area	dressings	products	Beverages	foods	Foods	care	other	care	Total

2005
Turnover	8 369	4 364	3 054	6 373	22 160	10 485	7 027	17 512	39 672
Operating profit	1 286	756	48	767	2 857	1 801	656	2 457	5 314
Net finance costs									(618)
Share of net profit/(loss) of joint ventures	4	6	38	(2)	46	1	–	1	47
Share of net profit/(loss) of associates	–	–	–	–	–	–	(25)	(25)	(25)
Other income from non-current investments									33

Profit before taxation									4 751
Taxation									(1 249)

Net profit from continuing operations									3 502
Net profit from discontinued operations									473

Net profit									3 975

2004
Turnover	8 172	4 494	3 012	6 286	21 964	9 780	6 822	16 602	38 566
Operating profit	1 226	681	(508)	709	2 108	1 508	623	2 131	4 239
Net finance costs									(630)
Share of net profit/(loss) of joint ventures	1	4	31	–	36	1	2	3	39
Share of net profit/(loss) of associates	–	–	–	–	–	–	2	2	2
Other income from non-current investments									54

Profit before taxation									3 704
Taxation									(810)

Net profit from continuing operations									2 894
Net profit from discontinued operations									47

Net profit									2 941

Assets
2005
Segment assets	18 788	2 501	2 098	3 357	26 744	3 622	3 603	7 225	33 969
Joint ventures/associates	9	14	33	(2)	54	9	21	30	84

Total assets by product area	18 797	2 515	2 131	3 355	26 798	3 631	3 624	7 255	34 053
Corporate assets									5 323

Total assets									39 376

2004
Segment assets	17 384	2 508	2 258	3 206	25 356	3 393	2 638	6 031	31 387
Joint ventures/associates	8	–	18	–	26	5	23	28	54

Total assets by product area	17 392	2 508	2 276	3 206	25 382	3 398	2 661	6 059	31 441
Corporate assets									5 417

Total assets									36 858

Capital expenditure
2005	235	98	62	209	604	260	186	446	1 050
2004	234	87	61	206	588	321	190	511	1 099

90	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

3 Segment information (continued)

Additional segment information as required for US reporting
Segment information is provided on the following pages in accordance with FAS 131 on the basis of the geographical segments described on page 88. Unilever has reviewed the extent of its business with major customers, and has concluded that it has no customers that would require separate disclosure during the reporting periods covered by this filing.

For management reporting purposes, Unilever uses a number of measures of segment performance at constant average rates of exchange (that is, the same rates as in the preceding year). The internal management measure of profit that is most consistent with operating profit reported in the accounts is ‘Trading Result’. This differs from operating profit, mainly because Trading Result includes a number of statistical and other adjustments including the application of an inflation charge on working capital which is added back to arrive at operating profit.

	€ million	€ million	€ million	€ million
		The	Asia
Analysis by geographical segment	Europe	Americas	Africa	Total

2005
Turnover
At constant 2004 exchange rates	16 155	12 715	10 281	39 151
Exchange rate adjustments	56	464	1	521

At current 2005 exchange rates	16 211	13 179	10 282	39 672

Trading result
At constant 2004 exchange rates	2 348	1 942	1 234	5 524
Exchange rate adjustments	6	58	(3)	61

At current 2005 exchange rates	2 354	2 000	1 231	5 585
Other adjustments				(271)

Operating profit				5 314

2004
Turnover
At constant 2003 exchange rates	16 632	13 380	10 122	40 134
Exchange rate adjustments	18	(1 084)	(502)	(1 568)

At current 2004 exchange rates	16 650	12 296	9 620	38 566

Trading result
At constant 2003 exchange rates	2 434	2 153	1 090	5 677
Exchange rate adjustments	7	(186)	(57)	(236)

At current 2004 exchange rates	2 441	1 967	1 033	5 441
Other adjustments				(1 202)

Operating profit				4 239

Depreciation, amortisation and impairment
2005
At constant 2004 exchange rates	461	632	168	1 261
Exchange rate adjustments	–	8	2	10

At current 2005 exchange rates	461	640	170	1 271

2004
At constant 2003 exchange rates	652	1 227	306	2 185
Exchange rate adjustments	1	(116)	(14)	(129)

At current 2004 exchange rates	653	1 111	292	2 056

Capital expenditure
2005
At constant 2004 exchange rates	446	291	298	1 035
Exchange rate adjustments	1	14	–	15

At current 2005 exchange rates	447	305	298	1 050

2004
At constant 2003 exchange rates	496	322	324	1 142
Exchange rate adjustments	1	(25)	(19)	(43)

At current 2004 exchange rates	497	297	305	1 099

Unilever Annual Report and Accounts 2005	91

Back to Contents

Notes to the consolidated accounts
Unilever Group

3 Segment information (continued)

Additional segment information as required for US reporting (continued)

	€ million	€ million	€ million	€ million
United
	Kingdom &	United
Analysis by geographical area(a)	Netherlands	States	Other	Total

Turnover
2005
At constant 2004 exchange rates	4 357	7 587	27 207	39 151
Exchange rate adjustments	(26)	(37)	584	521

At current 2005 exchange rates	4 331	7 550	27 791	39 672

2004
At constant 2003 exchange rates	4 495	8 093	27 546	40 134
Exchange rate adjustments	64	(732)	(900)	(1 568)

At current 2004 exchange rates	4 559	7 361	26 646	38 566

Property, plant and equipment
2005	1 018	1 140	4 334	6 492
2004	1 050	1 024	4 107	6 181

(a)	For the United Kingdom and the Netherlands, which are the home countries of the parent companies, the combined operating profit in 2005 was €708 million (2004: €730 million).

92	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

4 Operating costs

	€ million	€ million
Gross profit	2005	2004

Turnover	39 672	38 566
Cost of sales	(20 396)	(19 856)

	19 276	18 710

	€ million	€ million
Operating costs	2005	2004

Cost of sales	(20 396)	(19 856)
Distribution and selling costs	(9 292)	(8 255)
Administrative expenses(a)	(4 670)	(6 216)

	(34 358)	(34 327)

Operating costs include:
Staff costs	(5 922)	(5 889)
Raw and packaging materials and goods purchased for resale	(15 873)	(15 017)
Amortisation of finite-lived intangible assets and software	(99)	(64)
Depreciation of property, plant and equipment(b)	(741)	(750)
Impairment of property, plant and equipment	(49)	(239)
Advertising and promotions	(4 999)	(4 449)
Research and development	(953)	(991)
Restructuring costs	(293)	(621)
Gain/(loss) on disposals of group companies(c)	152	338
Impairment of goodwill and intangible assets	(382)	(1 003)
Remuneration of auditors:(d)
Statutory audit fees	(14)	(13)
Other audit services	(1)	(1)
Other payments to PricewaterhouseCoopers for non-audit services:
Audit-related services	(2)	(4)
Tax	(3)	(4)
Other services	(2)	(2)
Lease rentals:
Minimum operating lease payments	(442)	(416)
Contingent operating lease payments	(3)	(5)

	(445)	(421)
Less: Sub-lease income relating to operating lease agreements	5	9

	(440)	(412)

(a)	Includes amortisation of finite-lived intangible assets and impairment of goodwill, intangible assets and property, plant and equipment.
(b)	Includes €(30) million (2004: €(30) million) for property, plant and equipment under finance leases.
(c)	Excluding profit on UCI disposal of €503 million in 2005.
(d)	A description of the services we allow our auditors to perform is given within the Report of the Audit Committee on page 71. In addition to the amounts shown above, costs of €1 million (2004: €nil million) were incurred in 2005 in respect of work carried out by the auditors in connection with the disposal of UCI (reported as discontinued operations, see note 29 on page 129).

Unilever Annual Report and Accounts 2005	93

Back to Contents

Notes to the consolidated accounts
Unilever Group

5 Staff costs and employees

	€ million	€ million
Staff costs	2005	2004

Remuneration of employees	(4 588)	(4 518)
Emoluments of Executive Directors	(11)	(12)
Pensions and other post-employment benefits	(408)	(463)
Social security costs	(723)	(683)
Share-based compensation costs	(192)	(213)

	(5 922)	(5 889)

	'000	'000
Average number of employees during the year	2005	2004

Europe	51	53
The Americas	46	48
Asia Africa	115	126

	212	227

6 Net finance costs

	€ million	€ million
Finance costs	2005	2004

Interest costs and similar charges(a)	(693)	(717)
Bank loans and overdrafts	(94)	(109)
Bonds and other loans	(580)	(612)
Dividends paid on preference shares	(11)	n/a
Exchange differences	(8)	4
Interest and similar income	130	145
Pensions and similar obligations(b)	(55)	(58)

	(618)	(630)

(a)	From 1 January 2005, Unilever has adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ which requires preference shares that provide for a fixed preference dividend to be classified as borrowings, and preference dividends to be recognised in the income statement as a finance cost. In accordance with the transition rules for IAS 32, 2004 has not been restated. Information on the impact of the adoption of IAS 32 is given in note 35 on pages 144 to 151.
(b)	Net finance costs in respect of pensions and similar obligations are analysed in note 22 on page 117.

94	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

7 Taxation

	€ million	€ million
Tax charge in income statement	2005	2004

Current tax
Current year	(1 227)	(1 625)
Over/(under) provided in prior years	107	324

	(1 120)	(1 301)
Deferred tax
Origination and reversal of temporary differences	(136)	457
Changes in tax rates	2	34
Utilisation of losses brought forward	5	–

	(129)	491

	(1 249)	(810)

United Kingdom Corporation Tax at 30.0%	(754)	(232)
Less double tax relief	619	132

United Kingdom taxes	(135)	(100)
Non-United Kingdom taxes	(1 114)	(710)

	(1 249)	(810)

Europe is Unilever’s domestic tax base. The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Unilever’s European companies, and the actual rate of taxation charged is as follows:

	%	%
Reconciliation of effective tax rate	2005	2004

Computed rate of tax(a)	31	32
Differences due to:
Other rates applicable to non-European countries	–	1
Incentive tax credits	(4)	(5)
Withholding tax on dividends	2	2
Adjustments to previous years	(3)	(9)
Expenses not deductible for tax purposes	2	–
Utilisation of previously unrecognised tax losses	(1)	–
Other	(1)	1

Effective tax rate	26	22

(a)	The computed tax rate used is the average of the standard rate of tax applicable in the European countries in which Unilever operates, weighted by the amount of profit before taxation generated in each of those countries.

Unilever Annual Report and Accounts 2005	95

Back to Contents

Notes to the consolidated accounts
Unilever Group

7 Taxation (continued)

The following tables analyse profit before taxation and actual taxation charges between those arising in Europe (which is Unilever’s domestic tax base) and elsewhere.

	€ million	€ million
	2005	2004

Profit before taxation
Europe
Parent and group companies	2 614	2 454
Share of net profit/(loss) of joint ventures	11	7
Share of net profit/(loss) of associates	(20)	(2)

	2 605	2 459
Outside Europe
Group companies	2 115	1 209
Share of net profit/(loss) of joint ventures	36	32
Share of net profit/(loss) of associates	(5)	4

	2 146	1 245

	4 751	3 704

Taxation
Europe
Parent and group companies:
Taxes payable	(469)	(712)

Deferred taxation	(175)	176
Accelerated depreciation	17	61
Pensions	(123)	(62)
Provisions	(42)	59
Goodwill and intangible assets	(48)	109
Other	21	9
	(644)	(536)

Outside Europe
Group companies:
Taxes payable	(651)	(589)

Deferred taxation	46	315
Accelerated depreciation	(40)	(20)
Pensions	28	(26)
Provisions	(78)	205
Goodwill and intangible assets	123	168
Other	13	(12)
	(605)	(274)

	(1 249)	(810)

96	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

8 Combined earnings per share
	Per €0.51 share of		Per 1.4p share of
	NV ordinary capital		PLC ordinary capital
	€	€	€ cents	€ cents
Combined earnings per share	2005	2004	2005	2004

From total operations
Basic earnings per share	3.88	2.83	58.17	42.46
Diluted earnings per share	3.76	2.72	56.40	40.78

From continuing operations
Basic earnings per share	3.39	2.78	50.87	41.72
Diluted earnings per share	3.29	2.67	49.33	40.08

Basis of calculation
The calculations of combined earnings per share are based on the net profit attributable to ordinary capital divided by the average number of share units representing the combined ordinary capital of NV and PLC in issue during the year, after deducting shares held as treasury stock. For the calculation of combined ordinary capital, the exchange rate of £1 = Fl.12 = €5.445 has been used, in accordance with the Equalisation Agreement.

The calculations of diluted earnings per share are based on: (i) conversion into PLC ordinary shares of the shares in a group company which are convertible in the year 2038, as described in Corporate governance on page 44; (ii) conversion of the €0.05 NV preference shares, details of which are set out below and in note 24 on page 124; (iii) the effect of share-based compensation plans, details of which are set out in note 31 on pages 132 to 141; and (iv) the forward equity contract described in note 31 on page 141.

On 15 February 2005, we converted the €0.05 NV preference shares into ordinary €0.51 NV shares. The conversion was made using shares already held by Unilever for the purposes of hedging the Group’s share-based compensation plans. Unilever bought further ordinary shares in the market during 2005 to the extent required to restore the hedging position. Until the date of conversion, the €0.05 preference shares were potentially dilutive for the purposes of the calculation of fully diluted earnings per share, as shown below. At midnight on 13 July 2005 the €0.05 NV preference shares were cancelled.
	Millions of			Millions of
	€0.51 share units			1.4p share units
	Calculation of average number of share units	2005	2004	2005	2004

Average ordinary capital:	NV	571.6	571.6	3 810.5	3 810.5
	PLC	436.7	436.7	2 911.5	2 911.5
	Less shares held by employee share trusts and companies	(37.3)	(44.9)	(248.7)	(299.3)

	Combined average number of share units for all bases except diluted earnings per share	971.0	963.4	6 473.3	6 422.7
	Add shares issuable in 2038	23.6	23.6	157.5	157.5
	Add shares for conversion	2.4	18.9	15.7	125.9
	Add dilutive effect of share-based compensation plans and forward equity contract	5.3	5.0	35.5	33.1

	Adjusted combined average number of share units for diluted earnings per share basis	1 002.3	1 010.9	6 682.0	6 739.2

	€ million	€ million
Calculation of earnings	2005	2004

Net profit attributable to shareholders’ equity	3 766	2 755
Less preference dividends	n/a	(28)

Net profit attributed to ordinary capital for basic earnings per share calculations	3 766	2 727

Adjusted net profit attributed to ordinary capital for the diluted earnings per share calculation(a)	3 769	2 748

(a)	In accordance with IAS 33, the net profit for diluted earnings per share has been adjusted for the preference dividend on shares for conversion, which in 2005 amounted to €3 million (2004: €21 million).

Unilever Annual Report and Accounts 2005	97

Back to Contents

Notes to the consolidated accounts
Unilever Group

9 Dividends on ordinary capital
	€ million	€ million
Dividends paid on ordinary capital during the year	2005	2004

Final dividend 2003 paid in June 2004	–	(1 116)
Interim dividend 2004 paid in November 2004	–	(603)
Final dividend 2004 paid in June 2005	(1 229)	–
Interim dividend 2005 paid in December 2005	(638)	–

	(1 867)	(1 719)

	Per €0.51 share of		Per 1.4p share of
	NV ordinary capital		PLC ordinary capital
	€	€	pence	pence
Dividends per share	2005	2004	2005	2004

Interim	0.66	0.63	6.77	6.33
Final(a)	1.32	1.26	13.54	12.82

	1.98	1.89	20.31	19.15

(a)	The proposed final dividend on ordinary capital for the year 2005 has to be approved by shareholders at the Annual General Meetings. In accordance with IFRS, no provision for the amount of this dividend, estimated at €1 267 million, has been recognised in the financial statements for the year ended 31 December 2005. The final dividend shown in respect of 2004 was declared and paid during 2005.

Full details of dividends per share for the years 2001 to 2005 are given on page 187.

10 Goodwill and intangible assets

Indefinite-lived intangible assets principally comprise those trademarks for which there is no foreseeable limit to the period over which they are expected to generate net cash inflows. These are considered to have an indefinite life, given the strength and durability of our brands and the level of marketing support. Finite-lived intangible assets, which primarily comprise patented and non-patented technology, know-how, and software, are capitalised and amortised in operating profit on a straight-line basis over the period of their expected useful lives, none of which exceeds ten years. The level of amortisation for finite-lived intangible assets is not expected to change materially over the next five years.

	€ million	€ million
At cost less amortisation and impairment	2005	2004

Goodwill	12 963	12 083
Indefinite-lived intangible assets	4 450	4 311
Finite-lived intangible assets	416	447
Software	226	166

	18 055	17 007

	€ million	€ million	€ million	€ million	€ million
		Indefinite-	Finite-
		lived	lived
		intangible	intangible
Movements during 2005	Goodwill	assets	assets	Software	Total

Cost
31 December 2004	13 020	4 311	597	193	18 121
Reclassification as held for sale	(133)	(60)	–	–	(193)

1 January 2005	12 887	4 251	597	193	17 928
Acquisitions of group companies	13	–	–	–	13
Disposals of group companies	(49)	(6)	(16)	(4)	(75)
Additions	–	2	4	86	92
Reversal of assets held for sale not included in final disposal	15	55	–	–	70
Currency retranslation	1 214	411	46	16	1 687

31 December 2005	14 080	4 713	631	291	19 715

Amortisation and impairment
31 December 2004	(937)	–	(150)	(27)	(1 114)
Reclassification as held for sale	–	–	–	–	–

1 January 2005	(937)	–	(150)	(27)	(1 114)
Disposals of group companies	42	1	3	2	48
Amortisation for the year(a)	–	–	(62)	(38)	(100)
Impairment losses	(131)	(251)	–	–	(382)
Currency retranslation	(91)	(13)	(6)	(2)	(112)

31 December 2005	(1 117)	(263)	(215)	(65)	(1 660)

Net book value 31 December 2005	12 963	4 450	416	226	18 055

(a)	Includes €(1) million relating to discontinued operations.

98	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

10 Goodwill and intangible assets (continued)
	€ million	€ million	€ million	€ million	€ million
		Indefinite-	Finite-
		lived	lived
		intangible	intangible
Movements during 2004	Goodwill	assets	assets	Software	Total

Cost
1 January 2004	13 461	4 505	603	110	18 679
Acquisitions of group companies	7	1	2	–	10
Disposals of group companies	(3)	(20)	–	–	(23)
Additions	–	1	1	87	89
Currency retranslation	(445)	(176)	(9)	(4)	(634)

31 December 2004	13 020	4 311	597	193	18 121

Amortisation and impairment
1 January 2004	–	–	(103)	(7)	(110)
Amortisation for the year(b)	–	–	(45)	(21)	(66)
Impairment losses	(1 003)	–	–	–	(1 003)
Currency retranslation	66	–	(2)	1	65

31 December 2004	(937)	–	(150)	(27)	(1 114)

Net book value 31 December 2004	12 083	4 311	447	166	17 007

(b)	Includes €(2) million relating to discontinued operations.

There are no significant carrying amounts of goodwill and intangible assets that are allocated across multiple cash generating units.

Impairments in the year
During 2005, Slim•Fast maintained its leadership of the weight management sector by refreshing its product range and offering a more personalised diet plan. However, the 2005 impairment review of the global Slim•Fast business resulted in an impairment charge of €363 million due to the continued decline of the weight management sector. This charge has been reflected in operating profit for The Americas region.

Value in use of the business was calculated using the present values of projected future cash flows, adjusted to reflect the risk present in the markets in which the business operates. The pre-tax discount rate applied to the business was 11%. As a result of the impairment review, the carrying value of the business was determined to be in excess of the value in use, thereby requiring an impairment loss to be recognised.

The 2004 impairment charge of €791 million in relation to the Slim•Fast business was calculated using value in use and applied a pre-tax discount rate of 11%. This charge was also reflected in operating profit for The Americas region.

The remainder of the impairment loss charged in 2005 of €19 million includes €2 million representing write-downs in respect of planned business disposals that will complete during 2006, and €10 million in respect of impairment of goodwill and indefinite-lived intangible assets in Colombia and India. In 2004, the remaining balance of €212 million included €156 million in respect of planned business disposals in 2005. Other smaller impairments were recognised during the course of 2004 for tea plantations and a bakery business in India, and a home and personal care business in North Africa.

Significant cash generating units
The goodwill and indefinite-lived intangible assets held in the global savoury and dressings cash generating unit (CGU), comprising €11.9 billion and €3.6 billion respectively, are considered significant in comparison to the total carrying amounts of goodwill and indefinite-lived intangible assets at 31 December 2005.

During 2005, we conducted an impairment review of the carrying value of these assets. Value in use of the global savoury and dressings CGU has been calculated as the present value of projected future cash flows. A pre-tax discount rate of 10% was used.

The following key assumptions were used in the discounted cash flow projections for the savoury and dressings CGU:
•	a longer-term sustainable growth rate of 2%, adjusted for market fade, used to determine an appropriate terminal value multiple;
•	average near-term nominal growth for the major product groups within the CGU of 4%; and
•	average operating margins for the major product groups within the CGU ranging from 19% to 23%.

The growth rates and margins used to estimate future performance are based on past performance and our experience of growth rates and margins achievable in our key markets as a guide. We believe that the assumptions used in estimating the future performance of the savoury and dressings CGU are consistent with past performance.

The projections covered a period of 10 years as we believe this to be a suitable timescale over which to review and consider annual performance before applying a fixed terminal value multiple to the final year cash flows of the detailed projection. Stopping the detailed projections after 5 years and applying a terminal value multiple thereafter would not result in a materially different estimate of the value in use.

The growth rates used to estimate future performance beyond the periods covered by our annual planning and strategic planning processes do not exceed the long-term average rates of growth for similar products.

We have performed sensitivity analysis around the base case assumptions and have concluded that no reasonably possible changes in key assumptions would cause the carrying amount of the savoury and dressings CGU to exceed its recoverable amount.

Unilever Annual Report and Accounts 2005	99

Back to Contents

Notes to the consolidated accounts
Unilever Group

11 Property, plant and equipment

	€ million	€ million
At cost less depreciation and impairment	2005	2004

Land and buildings	1 994	1 992
Plant and equipment	4 498	4 189

	6 492	6 181

Includes freehold land	224	248

Commitments for capital expenditure at 31 December	263	172

	€ million	€ million	€ million
	Land and	Plant and
Movements during 2005	buildings	equipment	Total

Gross
31 December 2004	3 068	10 213	13 281
Reclassification as held for sale	(209)	(200)	(409)

1 January 2005	2 859	10 013	12 872
Disposals of group companies	(26)	(117)	(143)
Additions	163	795	958
Disposals	(95)	(619)	(714)
Reversal of asset held for sale not included in final disposal	53	57	110
Currency retranslation	269	798	1 067
Reclassification as held for sale	(175)	(116)	(291)
Other adjustments	(34)	34	–

31 December 2005	3 014	10 845	13 859

Depreciation and impairment
31 December 2004	(1 076)	(6 024)	(7 100)
Reclassification as held for sale	110	169	279

1 January 2005	(966)	(5 855)	(6 821)
Disposals of group companies	12	91	103
Depreciation charge for the year(a)	(78)	(665)	(743)
Disposals	53	549	602
Reversal of asset held for sale not included in final disposal	(5)	(50)	(55)
Impairment losses(b)	(10)	(108)	(118)
Reversal of impairment losses	11	58	69
Currency retranslation	(83)	(466)	(549)
Reclassification as held for sale	51	94	145
Other adjustments	(5)	5	–

31 December 2005	(1 020)	(6 347)	(7 367)

Net book value 31 December 2005	1 994	4 498	6 492

Includes payments on account and assets in course of construction	64	487	551

(a)	Includes €(2) million relating to discontinued operations.
(b)	Impairment losses mainly recognised in respect of restructuring projects where property, plant and equipment is written down to the net recoverable amount.

100	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

11 Property, plant and equipment (continued)

	€ million	€ million	€ million
	Land and	Plant and
Movements during 2004	buildings	equipment	Total

Gross
1 January 2004	3 274	10 418	13 692
Acquisitions of group companies	2	2	4
Disposals of group companies	(25)	(109)	(134)
Additions	151	852	1 003
Disposals	(244)	(754)	(998)
Currency retranslation	(74)	(212)	(286)
Other adjustments	(16)	16	–

31 December 2004	3 068	10 213	13 281

Depreciation and impairment
1 January 2004	(1 094)	(6 041)	(7 135)
Disposals of group companies	13	70	83
Depreciation charge for the year(c)	(80)	(675)	(755)
Disposals	139	651	790
Impairment losses(b)	(53)	(219)	(272)
Reversal of impairment losses	5	28	33
Currency retranslation	26	130	156
Other adjustments	(32)	32	–

31 December 2004	(1 076)	(6 024)	(7 100)

Net book value 31 December 2004	1 992	4 189	6 181

Includes payments on account and assets in course of construction	51	435	486

(b)	As defined on page 100.
(c)	Includes €(5) million relating to discontinued operations.

Included in the above is property, plant and equipment under a number of finance lease agreements, for which the book values are as follows:

	€ million	€ million	€ million
		Plant and
Net book value	Buildings	equipment	Total

Gross book value	68	354	422
Depreciation and impairment	(18)	(202)	(220)

31 December 2005	50	152	202

Gross book value	63	327	390
Depreciation and impairment	(24)	(166)	(190)

31 December 2004	39	161	200

At 31 December 2004, property, plant and equipment with a book value of €108 million was pledged as security for certain of the Group’s borrowings. No such arrangements existed at 31 December 2005.

Unilever Annual Report and Accounts 2005	101

Back to Contents

Notes to the consolidated accounts
Unilever Group

12 Biological assets
The fair value of tea bushes older than 10 years is based on the market price of the estimated recoverable tea leaf volumes, net of harvest costs. The fair value of oil palm trees older than 8 years is based on the market price of the estimated recoverable palm oil volumes, net of harvest costs. The fair value of immature tea bushes and oil palm trees is based on the present value of the net cash flows expected to be generated by the plants at maturity.

	€ million	€ million
At fair value	2005	2004

Tea bushes	23	28
Oil palm trees	14	5

	37	33

	€ million	€ million	€ million
	Tea	Oil palm
Movements during 2005	bushes	trees	Total

31 December 2004	28	5	33
New plantations/acquisitions	1	–	1
Increase/(decrease) in fair value less estimated point-of-sale costs	9	6	15
Disposals of group companies	(2)	–	(2)
Reclassification as held for sale	(21)	–	(21)
Other adjustments	2	2	4
Currency retranslation	6	1	7

31 December 2005	23	14	37

	€ million	€ million	€ million
	Tea	Oil palm
Movements during 2004	bushes	trees	Total

1 January 2004	24	5	29
Increase/(decrease) in fair value less estimated point-of-sale costs	6	–	6
Currency retranslation	(2)	–	(2)

31 December 2004	28	5	33

As at 31 December 2005, tea bushes comprised approximately 18 000 hectares of tea plantations in India, Kenya and Tanzania. During 2005 the Group harvested approximately 258 000 tonnes of tea leaves, which had a fair value less estimated point-of-sale costs of €48 million at the date of harvest.

As at 31 December 2005, oil palm trees included above comprised approximately 45 000 hectares of oil palm plantations in Côte d’Ivoire and Ghana. These plantations range from newly established plantations to plantations that are 32 years old. During 2005 the Group harvested approximately 257 000 tonnes of palm oil, which had a fair value less estimated point-of-sale costs of €47 million at the date of harvest.

102	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

13 Joint ventures, associates and other non-current investments
	€ million	€ million
Joint ventures and associates	2005	2004

Interest in net assets of joint ventures	67	32
Interest in net assets of associates	17	22

	84	54

The following tables show the movements during the year in connection with joint ventures, associates and other non-current investments:

	€ million	€ million	€ million
Movements during 2005	Goodwill	Other	Total

Joint ventures(a)
31 December 2004	4	28	32
Additions(b)	–	26	26
Dividends received/reductions	–	(43)	(43)
Share in net profit	–	47	47
Currency retranslation	1	4	5

31 December 2005	5	62	67

Associates(c)
31 December 2004	112	(106)	6
Acquisitions/(disposals)	–	7	7
Dividends received/reductions	–	(11)	(11)
Share in net profit	–	(25)	(25)
Currency retranslation	18	(15)	3

	130	(150)	(20)
Of which: Net liabilities of JohnsonDiversey reclassified to restructuring and other provisions	(130)	167	37

31 December 2005	–	17	17

Other non-current investments(d)
31 December 2004			698
Additions/(reductions)/(impairments)/fair value movements			(19)
Currency retranslation			41

31 December 2005			720

(a)	Our principal joint ventures are the FIMA business in Portugal and the Pepsi/Lipton Partnership in the US.
(b)	Effect of the transaction in connection with our Foods business in Portugal (see note 28 on page 128).
(c)	Associates primarily comprise our investments in JohnsonDiversey Holdings Inc., Palmci and Langholm Capital Partners. Other Unilever Ventures investments are included under ‘Other non-current investments’ above.
(d)	Other non-current investments are mainly available-for-sale assets, and predominantly consist of investments in a number of companies and financial institutions in India, Europe and the US, including €197 million (2004: €174 million) of assets in a trust to fund benefit obligations in the US (see also note 22 on page 114).

	€ million	€ million
Analysis of listed and unlisted investments	2005	2004

Investments listed on a recognised stock exchange	326	326
Unlisted investments	394	372

	720	698

	€ million	€ million
Other income from non-current investments	2005	2004

Income from other non-current investments	20	36
Profit/(loss) on disposal	13	18

	33	54

The joint ventures and associates have no significant contingent liabilities to which the Group is exposed, and the Group has no significant contingent liabilities in relation to its interest in the joint ventures and associates.

The Group has no outstanding capital commitments to joint ventures.

Outstanding balances with joint ventures and associates are shown in note 32 on page 142.

Unilever Annual Report and Accounts 2005	103

Back to Contents

Notes to the consolidated accounts
Unilever Group

14 Deferred taxation

	€ million	€ million	€ million	€ million	€ million	€ million
	As at 31	IFRS			Acquisitions	As at 31
	December	transition	Income		and	December
Movements during the year	2004	IAS 32/39	statement (a)	Equity (b)	disposals	2005

Pensions and similar obligations	1 391	–	(98)	186	(1)	1 478
Provisions	533	–	(124)	109	–	518
Goodwill and intangible assets	(657)	–	75	(104)	–	(686)
Accelerated tax depreciation	(691)	–	(23)	(38)	10	(742)
Tax losses	113	–	5	28	–	146
Fair value gains	–	–	–	–	–	–
Fair value losses	–	4	(3)	(1)	–	–
Share-based payments	46	–	17	11	–	74
Other	(33)	–	14	–	1	(18)

	702	4	(137)	191	10	770

(a)	Includes €8 million credit reported under discontinued operations in the income statement.
(b)	Of the total movement in equity of €191 million, €108 million arises as a result of currency retranslation.

At the balance sheet date, the Group has unused tax losses of €1 205 million and tax credits amounting to €327 million available for offset against future taxable profits. Deferred tax assets totalling €655 million have not been recognised in respect of these losses and credits, as the likelihood of future economic benefit is not considered probable.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was €765 million (2004: €503 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the forseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	€ million	€ million	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities	Total	Total
Deferred tax assets and liabilities	2005	2004	2005	2004	2005	2004

Pensions and similar obligations	1 709	1 484	(231)	(93)	1 478	1 391
Provisions	704	617	(186)	(84)	518	533
Goodwill and intangible assets	(431)	(353)	(255)	(304)	(686)	(657)
Accelerated tax depreciation	(489)	(382)	(253)	(309)	(742)	(691)
Tax losses	144	109	2	4	146	113
Fair value gains	–	–	–	–	–	–
Fair value losses	6	–	(6)	–	–	–
Share-based payments	74	46	–	–	74	46
Other	(14)	(30)	(4)	(3)	(18)	(33)

	1 703	1 491	(933)	(789)	770	702

Of which deferred tax to be recovered/(settled) after
more than 12 months	1 269	1 135	(834)	(745)	435	390

15 Inventories
	€ million	€ million
Inventories	2005	2004

Raw materials and consumables	1 512	1 388
Finished goods and goods for resale	2 595	2 368

	4 107	3 756

Inventories with a value of €123 million (2004: €109 million) are carried at fair value less costs to sell, this being lower than cost. During 2005, €159 million (2004: €162 million) was charged to the income statement for damaged, obsolete and lost inventories. In 2005, €35 million (2004: €25 million) was released to the income statement from inventory provisions taken in earlier years but no longer required.

Inventories with a carrying amount of €8 million (2004: €28 million) have been pledged as security for certain of the Group’s borrowings.

104	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

16 Trade and other receivables
	€ million	€ million
Trade and other receivables	2005	2004

Due within one year
Trade receivables	3 345	3 161
Prepayments and accrued income(a)	833	328
Other receivables	652	642

	4 830	4 131
Due after more than one year
Other receivables	231	279

Total trade and other receivables	5 061	4 410

(a) In 2005 includes fair values of derivatives as a consequence of the adoption of IAS 39.

Concentrations of credit risk with respect to trade receivables are limited, due to the Group’s customer base being large and diverse. Management therefore believes there is no further credit risk provision required in excess of normal provision for doubtful receivables.

	€ million	€ million
Provision for doubtful receivables – movements during the year	2005	2004

1 January	232	279
Charged to income statement	39	31
Reductions	(33)	(71)
Currency retranslation	20	(7)

31 December	258	232

17 Cash and cash equivalents and other financial assets
	€ million	€ million
Cash and cash equivalents and other financial assets	2005	2004

Cash and cash equivalents
Listed
Cash equivalents	44	66
Unlisted
Cash at bank and in hand	867	1 004
Short-term deposits with maturity of less than three months	412	495
Other cash equivalents	206	25

	1 485	1 524

	1 529	1 590
Other financial assets
Listed	36	45
Unlisted	299	968

	335	1 013

Total cash and cash equivalents and other financial assets	1 864	2 603

Other financial assets include government securities and A minus or higher rated money and capital market instruments.

An amount of €16 million (2004: €24 million) is included in cash and cash equivalents with repayment notice required. This relates to cash collateral deposited as required by a forward purchase contract with a counterparty bank to buy 10 000 000 PLC shares at 559p per share in November 2006. Further details are given in note 19 on page 112.

	€ million	€ million
Cash and cash equivalents included in the cash flow statement	2005	2004

Cash and cash equivalents as per balance sheet	1 529	1 590
Cash and cash equivalents in businesses held for sale	1	n/a
Bank overdrafts	(265)	(184)

	1 265	1 406

Unilever Annual Report and Accounts 2005	105

Back to Contents

Notes to the consolidated accounts
Unilever Group

17 Cash and cash equivalents and other financial assets (continued)

Interest rate profile and currency analysis of financial assets
The table set out below takes into account the various interest rate swaps and forward foreign currency contracts entered into by the Group, details of which are set out in note 19 on pages 110 and 111.

The interest rate profiles of the Group’s financial assets analysed by principal currency are set out in the table below:

	€ million				€ million			€ million
	Fixed	Fixed		Fixed	Floating		Floating
	rate	rate		rate	rate		rate	Total

		Weighted		Weighted
		average		average			Interest
		interest		fixing			rate for
		rate		period			2006

Assets – 2005
Euro	–				650		2.8%	650
Sterling	–				57		4.6%	57
US dollar	–				94		4.8%	94
Indian rupee	–				346		6.6%	346
Other	–				967		6.9%	967

Total	–				2 114			2 114	(a)

Assets – 2004
Euro	180	9.1%	(b)	0.4 years	4 925	(c)		5 105
Sterling	–				81			81
US dollar	–				140			140
Indian rupee	–				413			413
Other	–				916			916

	180				6 475			6 655
Euro leg of currency derivatives relating to intra-group loans(c)								(4 052)

Total								2 603

(a)	Includes fair value of borrowing-related derivatives amounting to €250 million. For further information please refer to note 19 on pages 110 to 112.
(b)	The fixed interest rate of 9.1% in 2004 includes one leg of a cross-currency interest rate swap of an intercompany loan of €146 million with a fixed rate of 10.8%. A corresponding interest charge is included in the US dollar fixed rate liabilities.
(c)	Includes the euro leg of the currency derivatives relating to intra-group loans, amounting to €4 052 million for 2004. These derivatives create a euro interest rate exposure. However, to reconcile the assets with the balance sheet, the total value is eliminated again. The other leg of the currency derivatives is shown in note 18 as a liability.

18 Borrowings

	€ million	€ million
Borrowings	2005	2004

Bank loans and overdrafts	(1 456)	(1 583)
Bonds and other loans
At amortised cost	(8 609)	(10 465)
Subject to fair value hedge accounting	(2 210)	n/a
Preference shares(a)	(124)	n/a

	(12 399)	(12 048)

(a)	From 1 January 2005, Unilever has adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ which requires preference shares that provide for a fixed preference dividend to be classified as borrowings. In accordance with the transition rules for IAS 32, amounts for 2004 have not been restated. Details of the preference shares at 31 December 2004 are included in note 24 on page 124.

106	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

18 Borrowings (continued)

The tables set out below and on page 109 take into account the various interest rate swaps and forward foreign currency contracts entered into by the Group, details of which are set out in note 19 on pages 110 and 111.

Details of specific bonds and other loans are also given below:

	€ million	€ million		€ million
	Amortised	Fair		Amortised
	cost	value		cost
	2005	2005	(b)	2004

Unilever N.V.
6.625% Notes 2005 (US $)	–	–		146
3.375% Bonds 2005 (Swiss francs)	–	–		324
5.125% Bonds 2006 (€)	–	1 010		999
5.125% Notes 2006 (US $)	431	–		365
4.250% Bonds 2007 (€)	513	507		997
5.000% Bonds 2007 (US $)	–	556		474
3.375% Bonds 2015 (€)	747	–		–
Commercial paper (€)	2 180	–		961
Commercial paper (£)	491	–		329
Commercial paper (US $)	348	–		307
Commercial paper (Swiss francs)	53	–		52
Other	36	–		38

Total Unilever N.V.	4 799	2 073		4 992

Unilever PLC
Commercial paper (£)	–	–		70

Total Unilever PLC	–	–		70

Other group companies

United States
6.875% Notes 2005 (US $)	–	–		1 097
6.150% Bonds 2006 (US $)	253	–		217
7.125% Bonds 2010 (US $)	1 467	–		1 274
7.000% Bonds 2017 (US $)	120	–		105
7.250% Bonds 2026 (US $)	239	–		208
6.625% Bonds 2028 (US $)	185	–		162
5.900% Bonds 2032 (US $)	829	–		725
5.000% Bonds 2045 (Swiss francs)(c)	–	–		130
5.600% Bonds 2097 (US $)(d)	77	–		67
Commercial paper (US $)	–	–		521
Other	12	–		26

India
9.000% Debenture loan 2005 (Indian rupee)	–	–		108

Japan
Floating rate note 2006 (Japanese yen)	151	–		150

Thailand
3.300% Bonds 2007 (Thai baht)	134	–		122

South Africa
10.200% Bonds 2008 (South African rand)	–	137		130
Commercial paper (South African rand)	120	–		156

Other countries	223	–		205

Total other group companies	3 810	137		5 403

Total bonds and other loans	8 609	2 210		10 465

(b)	As required by fair value hedge accounting, the fair value of the bonds and other loans is based on their amortised cost adjusted for the market value of the related derivative.
(c)	Repaid in March 2005.
(d)	Amount for 2004 has been adjusted to include the discount.

Reclassifications
During 2005 Unilever discontinued fair value hedge accounting for €500 million of the 4.250% Bonds 2007. On the date the hedge accounting discontinued, the fair value became the new value at amortised cost.

Unilever Annual Report and Accounts 2005	107

Back to Contents

Notes to the consolidated accounts
Unilever Group

18 Borrowings (continued)

		€ million			€ million
					Issued,
	Number		Nominal	Number	called up
	of shares		value	of shares	and fully
Preference shares NV as at 31 December 2005(e)	authorised	Authorised	per share	issued	paid

7% Cumulative Preference	75 000	34	€453.78	29 000	13
6% Cumulative Preference	200 000	91	€453.78	161 060	73
4% Cumulative Preference	750 000	34	€45.38	750 000	34
Share premium					4

		159			124

(e)	From 1 January 2005, Unilever has adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ which requires preference shares that provide for a fixed preference dividend to be classified as borrowings. In accordance with the transition rules for IAS 32, amounts for 2004 have not been restated.

The 7%, 6% and 4% preference shares of NV are entitled to dividends at the rates indicated. The 4% cumulative preference capital of NV is redeemable at par at the company’s option either wholly or in part. The other classes of preferential share capital of NV are not redeemable.

	€ million	€ million
Borrowings – additional details	2005	2004

The repayments fall due as follows
Within one year:
Bank loans and overdrafts	786	823
Bonds and other loans	5 156	4 332

Total due within one year	5 942	5 155

After one year but within two years	2 049	1 917
After two years but within three years	180	1 891
After three years but within four years	391	177
After four years but within five years	1 493	351
After five years	2 344	2 557

Total due after more than one year	6 457	6 893

Secured borrowings	8	136

Of which secured against property, plant and equipment	–	108

108	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

18 Borrowings (continued)

Undrawn committed facilities
Unilever had the following undrawn committed facilities at 31 December 2005:
•	revolving 364-day bilateral credit facilities of in aggregate US $3 958 million (2004: US $3 603 million) with a 364-day term out;
•	revolving five-year bilateral credit facilities of in aggregate US $334 million (2004: US $334 million);
•	revolving 364-day notes commitments of US $200 million (2004: US $200 million) with the ability to issue notes with a maturity up to 364 days; and
•	364-day bilateral money market commitments of in aggregate US $1 725 million (2004: US $2 080 million), under which the underwriting banks agree, subject to certain conditions, to subscribe for notes with maturities of up to three years.

The facilities that matured in December 2005 have been renewed until November 2006 and December 2006.

Interest rate
The average interest rate on short-term borrowings in 2005 was 3.0% (2004: 3.1%).

Interest rate profile and currency analysis of financial liabilities
The interest rate profiles of the Group’s financial liabilities analysed by principal currency are set out in the table below:

	€ million			€ million		€ million
	Fixed	Fixed	Fixed	Floating	Floating
	rate	rate	rate	rate	rate	Total

		Weighted	Weighted
		average	average		Interest
		interest	fixing		rate for
		rate	period		2006

Liabilities – 2005
Euro(f)	1 402	3.5%	6.3 years	1 066	2.8%	2 468
Sterling	192	5.4%	0.5 years	(153)	4.6%	39
US dollar	4 112	6.6%	12.1 years	2 262	4.8%	6 374
Japanese yen	2	4.0%	1.5 years	436	0.1%	438
Thai baht	161	3.2%	1.9 years	96	5.2%	257
Other	127	13.5%	4.8 years	2 913	4.6%	3 040

Total	5 996			6 620		12 616	(g)

Liabilities – 2004
Euro	214	4.4%	0.8 years	2 219		2 433
Sterling	79	5.4%	1.9 years	130		209
US dollar	5 690	6.6%	8.3 years	3 725		9 415
Japanese yen	–			452		452
Thai baht	153	3.2%	2.7 years	123		276
Other	434	9.8%	1.6 years	3 099		3 533

	6 570			9 748		16 318
Foreign currency leg of currency derivatives relating to intra-group loans(h)						(4 052)

Total						12 266	(g)

(f)	Euro borrowings include €124 million preference shares that provide for a fixed preference dividend.
(g)	Includes finance lease creditors amounting to €217 million (2004: €218 million).
(h)	Includes the foreign currency leg of the currency derivatives relating to our intra-group loans, amounting to €4 052 million for 2004. These derivatives create an interest rate exposure (mainly US dollar). However, to reconcile the liability with the balance sheet, the total value is eliminated again. The other leg of the currency derivatives is shown in note 17 as an asset.

Unilever Annual Report and Accounts 2005	109

Back to Contents

Notes to the consolidated accounts
Unilever Group

19   Financial instruments
The Group has comprehensive policies in place, approved by the Boards, covering the use of derivative financial instruments. These instruments are used for hedging purposes. Established controls are in place covering all financial instruments. These include policies, guidelines, exposure limits, a system of authorities and independent reporting. Performance is closely monitored with independent reviews undertaken by internal audit. Hedge accounting principles are described in note 1 on pages 83 and 84. The use of leveraged instruments is not permitted. Details of the instruments used for interest rate and foreign exchange exposure management, together with information on related exposures, are given below.

Unilever’s interest rate management policy is described in note 2 on pages 86 and 87. The Group’s exposure to interest rates is mainly fixed by fixed rate long-term debt issues and straightforward derivative financial instruments, such as interest rate swaps. In general, cash is invested short-term at floating interest rates.

At the end of 2005, interest rates were fixed on approximately 61% of the projected net of cash and borrowing positions for 2006 and 49% for 2007 (compared with 54% for 2005 and 36% for 2006 at the end of 2004).

From 1 January 2005, Unilever has adopted IAS 39 ‘Financial Instruments: Recognition and Measurement’ which requires the recognition of derivative financial instruments on the balance sheet at fair value. The derivative financial instruments as recognised in the balance sheet under trade and other receivables and trade payables and other liabilities are shown in the tables below. The amounts shown in the tables as at 31 December 2004 are the fair values of the underlying derivatives at that date. No restatements have been made to the income statement and balance sheet for the year ended 31 December 2004.

The separate amounts shown as assets and liabilities are not indicative of the amount of credit risk to which the Group is exposed as we have netting agreements in place with our principal banks. In case of a default, Unilever is allowed to net the assets and liabilities. There was no significant concentration of credit risk with any single counterparty. For details of our policy for managing credit risk see note 2 on page 86.

In the assessment of hedge effectiveness the credit risk element on the underlying has been excluded. Hedge ineffectiveness is immaterial, nothing has been booked to the income statement.

In the 2004 comparatives, prior to the adoption of IAS 39, derivative financial instruments were accounted for on the following basis. Changes in the value of forward foreign exchange contracts were recognised in results in the same period as changes in the values of the assets and liabilities they were intended to hedge. Interest payments and receipts arising from interest rate derivatives such as swaps and forward rate agreements were matched to those arising from underlying debt and investment positions. Payments made or received in respect of the early termination of derivative financial instruments were spread over the original life of the instrument, so long as the underlying exposure continued to exist. Further information about our prior year reporting of financial instruments is given at the end of this note.

	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities
Fair values of derivatives used as cash flow hedges	2005	2004	2005	2004

Current
Foreign exchange derivatives	2	2	6	12
Non-current
Interest rate derivatives	3	–	–	–

	5	2	6	12

The net fair value gains and losses relating to the above derivatives are €(1) million (2004: €(10) million). For those derivatives for which cash flow hedge accounting has been applied, the unrealised changes in fair values are included in reserves. If the cash flow hedge of a firm commitment or forecasted transaction subsequently results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedged items that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss. See note 1 on page 84.

	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities
Fair values of derivatives used as fair value hedges	2005	2004	2005	2004

Current
Interest rate derivatives	38	16	–	–
Cross currency swaps	–	1	–	9
Foreign exchange derivatives	2	4	7	3

	40	21	7	12
Non-current
Interest rate derivatives	17	48	2	–
Cross currency swaps	–	416	–	–
Foreign exchange derivatives	–	2	–	–

	17	466	2	–

	57	487	9	12

Of the fair values disclosed above, the fair value of borrowing-related derivatives at 31 December 2005 amounted to €46 million (2004: €474 million).

110	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

19   Financial instruments (continued)

	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities
Fair values of hedges of net investments in foreign entities	2005	2004	2005	2004

Current
Foreign exchange derivatives	250	12	1	16

The fair value of borrowing-related derivatives included above at 31 December 2005 amounted to €249 million (2004: €(4) million). The impact of exchange rate movements on the fair value of forward exchange contracts used to hedge net investments is recognised in reserves.

	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities
Fair values of natural hedges	2005	2004	2005	2004

Current
Interest rate derivatives	7	52	2	–
Cross currency swaps	253		1	4
Foreign exchange derivatives	11	121	282	51

	271	173	285	55
Non-current
Interest rate derivatives	–	20	4	10
Cross currency swaps	–	–	27	12

	–	20	31	22

	271	193	316	77

Of the fair values disclosed above, the fair value of borrowing-related derivatives at 31 December 2005 amounted to €(45) million (2004: €116 million).

	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities
Fair values of other derivatives held	2005	2004	2005	2004

Current
Interest rate derivatives	–	–	–	5
Forward purchase contract own shares	–	–	7	–

	–	–	7	5
Non-current
Forward purchase contract own shares	–	–	–	14

	–	–	7	19

Additional information
The fair values of forward foreign exchange contracts represent the unrealised gain or loss on revaluation of the contracts at the year-end forward exchange rates. The fair values of interest rate derivatives are based on the net present value of the anticipated future cash flows.

Embedded derivatives
In accordance with IAS 39, 'Financial instruments: Recognition and Measurement', Unilever has reviewed all contracts for embedded derivatives that are required to be separately accounted for if they do not meet specific requirements set out in the standard.

Unilever Annual Report and Accounts 2005	111

Back to Contents

Notes to the consolidated accounts
Unilever Group

19 Financial instruments (continued)

Fair values of financial assets and financial liabilities
The following table summarises the fair values and carrying amounts of the various classes of financial assets and financial liabilities. All trade and other receivables and trade payables and other liabilities (other than finance lease creditors) and provisions have been excluded from the analysis below and from the interest rate and currency profiles in note 17 on page 106 and note 18 on page 109, as their carrying amounts are a reasonable approximation of their fair value.

	€ million	€ million	€ million	€ million
	Fair	Fair	Carrying	Carrying
	value	value	amount	amount
	2005	2004	2005	2004

Financial assets
Non-current investments	720	728	720	698
Cash and cash equivalents	1 529	1 590	1 529	1 590
Other financial assets	335	1 013	335	1 013
Derivatives related to borrowings	250	n/a	250	n/a

	2 834	3 331	2 834	3 301

Financial liabilities
Bank loans and overdrafts	(1 456)	(1 583)	(1 456)	(1 583)
Bonds and other loans	(11 255)	(10 907)	(10 819)	(10 465)
Finance lease creditors	(225)	(218)	(217)	(218)
Preference shares	(124)	n/a	(124)	n/a

	(13 060)	(12 708)	(12 616)	(12 266)

The fair values and the carrying amount of listed investments included in financial assets and preference shares included in financial liabilities are based on their market values. Cash and cash equivalents, other financial assets, bank loans and overdrafts have fair values that approximate to their carrying amounts because of their short-term nature. The fair values of listed bonds are based on their market value, non-listed bonds and other loans are based on the net present value of the anticipated future cash flows associated with these instruments. Fair value for finance lease creditors have been assessed by reference to current market rates for comparable leasing arrangements.

Collateral
In November 2001, NV entered into a forward purchase contract with a counterparty bank to buy 10 000 000 PLC shares at 559p per share in November 2006. Depending on the market value of this forward purchase contract, a cash collateral at a minimum of €8 million must be placed with the counterparty bank. At 31 December 2005 €16 million (2004: €24 million) was so deposited. At 31 December 2005 the market value of the forward purchase contract was €(7) million (2004: €(14) million).

Counterparties have deposited securities with a market value of €275 million (2004: €589 million) as collateral for their obligations in respect of derivative financial instruments. Such collateral is not regarded as an asset of Unilever and is excluded from the balance sheet.

Currency exposures
Unilever’s foreign exchange policies are described in note 2 on page 86. These policies require operating companies to manage trading and financial exposures within prescribed limits. At the end of 2005, there was no material exposure from companies holding assets and liabilities other than in their functional currency.

Commodity contracts
Unilever purchases forward contracts to hedge future requirements for certain raw materials, almost always for physical delivery. Futures contracts may also be used to hedge future price movements, however the amounts are not material. For further details please refer to page 32.

Additional disclosures relating to 2004
As noted on page 110, 2004 figures in this note are presented under the accounting policies which applied prior to the adoption of IAS 39. The following additional disclosures relate to the presentation of amounts for 2004.

Nominal values of interest rate derivatives and cross currency swaps are shown in the table below. These nominal values do not reflect the actual level of use of financial instruments when compared with the nominal value of the underlying debt. This is because certain financial instruments have consecutive strike and maturity dates on the same underlying debt in different time periods. Whilst the nominal amounts reflect the volume of activity, they are not indicative of the amount of credit risk to which the Group is exposed.

€ million
Nominal amounts at
31 December 2004

Interest rate derivatives and cross currency swaps	5 903

112	Unilever Annual Report and Accounts 2005

Back to Contents

Notes to the consolidated accounts
Unilever Group

19 Financial instruments (continued)

The following table shows the extent to which the Group had unrecognised gains and losses in respect of interest rate instruments at the beginning and the end of the year. It shows the movement in the market value of these instruments during the year ended 31 December 2004.

	€ million	€ million	€ million
			Total net
Unrecognised gains and losses	Gains	Losses	gains/(losses)

1 January 2004	189	(61)	128
Brought forward balance recognised in current year	89	(48)	41

Brought forward balance not recognised in current year	100	(13)	87
Current year items not recognised in current year	4	2	6

31 December 2004	104	(11)	93

Expected to be dealt with in 2005	60	(8)	52
Expected to be dealt with later	44	(3)	41

The following table shows the extent to which the Group had recognised but deferred gains and losses in respect of interest rate instruments at the beginning and the end of the year. It also shows the amount which had been included in the income statement for the year and those gains and losses which were expected to be reflected in the income statement in 2005 or in subsequent years.

	€ million	€ million	€ million
			Total net
Deferred gains and losses	Gains	Losses	gains/(losses)

1 January 2004	–	(20)	(20)
Brought forward balance recognised in current year	–	(8)	(8)

Brought forward balance not recognised in current year	–	(12)	(12)
Current year items not recognised in current year	–	1	1

31 December 2004	–	(11)	(11)

To be recognised in the income statement in 2005	–	(5)	(5)
To be recognised in the income statement later	–	(6)	(6)

Under the Group’s foreign exchange policy, operating and financing transaction exposures, which usually have a maturity of less than one year, were generally hedged; this was primarily achieved through the use of forward foreign exchange contracts. The market value of these instruments at the end of 2004 represented a recognised unrealised gain of €440 million which was largely offset by recognised unrealised losses on the underlying assets and liabilities.

€ million
Nominal amounts at 31 December 2004

Foreign exchange contracts – buy	3 329
– sell	9 171

Total	12 500

At the end of 2004, some 82% of Unilever’s total equity were denominated in the currencies of the two parent companies, euros and pounds sterling.

20 Trade payables and other liabilities
	€ million	€ million
Trade and other payables	2005	2004

Due within one year
Trade payables	3 988	3 729
Accruals and deferred income	2 858	2 539
Social security and sundry taxes	410	265
Finance lease creditors	64	55
Others	908	926

	8 228	7 514

Due after more than one year
Accruals and deferred income	153	132
Finance lease creditors	153	163
Others	83	144

	389	439

Total trade and other payables	8 617	7 953

There are no creditors due after more than five years other than finance lease creditors described in note 27 on page 127.

Unilever Annual Report and Accounts 2005	113

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

21 Restructuring and other provisions

Provisions are recognised when either a legal or constructive obligation, as a result of a past event, exists at the balance sheet date and where the amount of the obligation can be reasonably estimated.

	€ million	€ million
Restructuring and other provisions	2005	2004

Due within one year
Restructuring provisions	391	660
Other provisions	253	139

	644	799
Due after one year
Restructuring provisions	63	50
Net liability of associate	37	16
Other provisions	632	499

	732	565

Total restructuring and other provisions	1 376	1 364

	€ million	€ million	€ million	€ million
	Restructuring	Net liability	Other
Movements during 2005	provisions	of associate	provisions	Total

31 December 2004	710	16	638	1 364
Disposal of group companies	(6)	–	–	(6)
Income statement:
New charges	304	–	245	549
Releases	(82)	–	(67)	(149)
Change in liability during year	–	18	–	18
Utilisation	(506)	–	(44)	(550)
Reclassification as held for sale	(2)	–	–	(2)
Currency retranslation	36	3	113	152

31 December 2005	454	37	885	1 376

Restructuring provisions primarily relate to early retirement and redundancy costs.

Other provisions include provisions for sales tax and other indirect taxes in Brazil, environmental provisions in the United States, and various other legal, environmental and other exposures.

22 Pensions and similar obligations

Description of plans
In many countries the Group operates defined benefit pension plans based on employee pensionable remuneration and length of service. The majority of these plans are externally funded. The Group also provides other post-employment benefits, mainly post-employment medical plans in the United States. These plans are predominantly unfunded. The Group also operates a number of defined contribution plans, the assets of which are held in external funds.

Accounting policies
Operating and financing costs of defined benefit plans are recognised separately in the income statement; service costs are systematically spread over the service lives of employees, and financing costs are recognised in the periods in which they arise. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions, are recognised immediately in the statement of recognised income and expense. The costs of individual events such as past service benefit enhancements, settlements and curtailments are recognised immediately in the income statement. The liabilities and, where applicable, the assets of defined benefit plans are recognised at fair value in the balance sheet. The fair value of plan liabilities includes allowance for expected increases in retirement pensions where these are either required by law or by the plan rules, or where such increases are regularly awarded. The charges to the income statement for defined contribution plans are the company contributions payable and the assets of such plans are not included in the Group balance sheet.

All defined benefit plans are subject to regular actuarial review using the projected unit method, either by external consultants or by actuaries employed by Unilever. Group policy is that the most important plans, representing over 75% of the defined benefit liabilities, are formally valued every year; other principal plans, accounting for approximately a further 15% of liabilities, have their liabilities updated each year. Group policy for the remaining plans requires a full actuarial valuation at least every three years. Asset values for all plans are updated every year.

Healthcare
In December 2003 the Medicare Prescription Drug, Improvement and Modernisation Act became law in the US. Under the provisions of this Act, the Group’s US healthcare benefit plans are able to benefit from a subsidy towards the cost of prescription drugs. Following a review of our healthcare plans in 2004, we determined that the benefits of this legislation were immediately available to all except one of our plans without any amendment to those plans. During 2005 it has been established that the remaining plan also benefits. As a consequence, a reduction in liability of €52 million was recognised in the statement of recognised income and expense in 2004 and a further €13 million in 2005. The impact on the ongoing service cost is a reduction by an immaterial amount.

114	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

22 Pensions and similar obligations (continued)
IAS 19 Disclosures

Assumptions
With the objective of presenting the assets and liabilities of the pensions and other post-employment benefit plans at their fair value on the balance sheet, assumptions under IAS 19 are set by reference to market conditions at the valuation date. The actuarial assumptions used to calculate the benefit obligations vary according to the country in which the plan is situated. The following table shows the assumptions, weighted by liabilities, used to value the principal defined benefit pension plans (covering approximately 90% of pension liabilities – the ‘principal pension plans’) and plans providing other post-employment benefits, and in addition the expected long-term rates of return on assets, weighted by asset value.

	31 December 2005		31 December 2004		31 December 2003

	Principal	Other	Principal	Other	Principal	Other
	defined	post-	defined	post-	defined	post-
	benefit	employment	benefit	employment	benefit	employment
	pension	benefit	pension	benefit	pension	benefit
	plans	plans	plans	plans	plans	plans

Discount rate	4.6%	5.5%	5.0%	5.7%	5.5%	6.1%
Inflation	2.4%	n/a	2.4%	n/a	2.4%	n/a
Rate of increase in salaries	3.5%	4.0%	3.6%	4.5%	3.7%	4.5%
Rate of increase for pensions in payment	2.1%	n/a	2.2%	n/a	2.2%	n/a
Rate of increase for pensions in deferment (where provided)	2.5%	n/a	2.6%	n/a	2.6%	n/a
Long-term medical cost inflation	n/a	4.8%	n/a	4.8%	n/a	4.9%
Expected long-term rates of return:
Equities	7.4%		7.9%		8.4%
Bonds	4.2%		4.5%		5.0%
Property	5.8%		6.3%		6.8%
Others	6.1%		6.1%		5.5%
Weighted average asset return	6.4%		6.8%		7.2%

The valuations of other post-employment benefit plans generally assume a higher initial level of medical cost inflation, which falls from 10.4% to the long-term rate within the next five years. Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. A one percentage point change in assumed healthcare cost trend rates would have the following effect:

	€ million	€ million
	1% point	1% point
	increase	decrease

Effect on total of service and interest cost components	7	(6)
Effect on total benefit obligation	78	(69)

The expected rate of return on plan assets was determined, based on actuarial advice, by a process that takes the long-term rates of return on government bonds available at the balance sheet date and applies to these rates suitable risk premiums that take account of historic market returns and current market long-term expectations for each asset class.

Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy, plan experience and other relevant data. The assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans.

For the most important pension plans, representing over 75% of all defined benefit plans by liabilities, the assumptions used at 31 December 2005, 2004 and 2003 were:
	United Kingdom			Netherlands
Other Assumptions	2005	2004	2003	2005	2004	2003

Discount rate	4.7%	5.3%	5.4%	4.0%	4.5%	5.2%
Inflation	2.7%	2.8%	2.7%	1.8%	1.8%	1.8%
Rate of increase in salaries	4.2%	4.3%	4.2%	2.3%	2.3%	2.5%
Rate of increase for pensions in payment	2.7%	2.9%	2.8%	1.8%	1.8%	1.8%
Rate of increase for pensions in deferment (where provided)	2.7%	2.9%	2.8%	1.8%	1.8%	1.8%
Expected long-term rates of return:
Equities	7.6%	8.0%	8.3%	7.0%	7.6%	8.3%
Bonds	4.5%	5.0%	5.3%	3.7%	4.1%	4.7%
Property	6.1%	6.5%	6.8%	5.5%	6.1%	6.8%
Others	6.7%	7.2%	4.3%	3.7%	3.5%	3.2%
Weighted average asset return	6.9%	7.3%	7.6%	6.0%	6.6%	7.3%

Unilever Annual Report and Accounts 2005	115

Back to Contents

Notes to the consolidated accounts
Unilever Group

22 Pensions and similar obligations (continued)

	United States			Germany
	2005	2004	2003	2005	2004	2003

Discount rate	5.5%	5.7%	6.1%	4.0%	4.5%	5.2%
Inflation	2.4%	2.5%	2.5%	1.8%	1.8%	1.8%
Rate of increase in salaries	4.0%	4.5%	4.5%	2.5%	2.5%	2.5%
Rate of increase for pensions in payment	0.0%	0.0%	0.0%	1.8%	1.8%	1.8%
Rate of increase for pensions in deferment (where provided)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected long-term rates of return:
Equities	8.0%	8.4%	8.6%	7.0%	7.6%	8.3%
Bonds	4.8%	4.7%	4.7%	3.7%	4.1%	4.7%
Property	6.5%	6.9%	n/a	5.5%	6.1%	6.8%
Others	4.2%	2.1%	n/a	3.7%	3.7%	3.7%
Weighted average asset return	7.0%	7.3%	7.4%	5.3%	5.7%	6.1%

Mortality assumptions for these countries are based on the following post-retirement mortality tables: (i) United Kingdom: PMA 92 and PFA 92 with short cohort adjustment and scaling factor of 125% applied, projected to 2015 for current pensioners and to 2025 for future pensioners; (ii) the Netherlands: GBMV (1995-2000); (iii) United States: RP2000 with a projection period of 10-15 years; and (iv) Germany: Heubeck 1998 (Periodentafel) with a scaling factor of 85%.

Assumptions for the remaining defined benefit plans vary considerably, depending on the economic conditions of the country where they are situated.

Balance Sheet
The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans and the expected rates of return on the plan assets at the balance sheet date were:
	€ million	€ million	%	€ million	€ million	%
		31 December 2005			31 December 2004
	Pension plans	Other post- employment benefit plans	Long-term rates of return expected	Pension plans	Other post- employment benefit plans	Long-term rates of return expected

Assets of principal plans:
Equities	9 670	–	7.4%	8 050	–	7.9%
Bonds	3 854	–	4.2%	3 154	–	4.5%
Property	1 326	–	5.8%	1 229	–	6.3%
Other	752	–	6.1%	684	–	6.1%
Assets of other plans	387	17	6.9%	288	14	7.2%

	15 989	17		13 405	14
Present value of liabilities
Principal plans	(19 081)	–		(16 528)	–
Other plans	(1 059)	(1 306)		(1 070)	(1 175)

	(20 140)	(1 306)		(17 598)	(1 175)
Aggregate net deficit of the plans	(4 151)	(1 289)		(4 193)	(1 161)
Irrecoverable surplus(a)	(141)	–		(100)	–

Pension liability net of assets	(4 292)	(1 289)		(4 293)	(1 161)

Of which in respect of

Funded plans in surplus:
Liabilities	(4 728)	–		(4 176)	–
Assets	5 905	–		4 901	–

Aggregate surplus	1 177	–		725	–
Irrecoverable surplus(a)	(141)	–		(100)	–

Pension asset net of liabilities	1 036	–		625	–

Funded plans in deficit:
Liabilities	(12 444)	(72)		(10 795)	(62)
Assets	10 084	17		8 504	14

Pension liability net of assets	(2 360)	(55)		(2 291)	(48)

Unfunded plans:
Pension liability	(2 968)	(1 234)		(2 627)	(1 113)

(a)	The surplus in the plans is only recoverable to the extent that the Group can benefit from either refunds formally agreed or future contribution reductions.

116	Unilever Annual Report and Accounts 2005

Back to Contents
Financial Statements

Notes to the consolidated accounts
Unilever Group

22 Pensions and similar obligations (continued)

The constituents of the ‘Principal plans’ have been extended during 2005, such that some plans have been moved from ‘Other plans’ into ‘Principal plans’.

Equity securities include Unilever securities amounting to €34 million (0.2% of total plan assets) and €24 million (0.2% of total plan assets) at 31 December 2005 and 2004 respectively. Property includes property occupied by Unilever amounting to €73 million and €67 million at 31 December 2005 and 2004 respectively.

The pension assets above exclude the assets in a Special Benefits Trust amounting to €197 million (2004: €174 million) to fund pension and similar obligations in the US (see also note 13 on page 103).

Income statement
The charge to the income statement comprises:
	€ million	€ million
	2005	2004

Charged to operating profit:
Defined benefit pension and other benefit plans
Current service cost	(367)	(344)
Employee contributions	19	32
Special termination benefits	(79)	(135)
Past service cost	(13)	(13)
Settlements/curtailments	95	62
Defined contribution plans	(63)	(65)

Total operating cost	(408)	(463)

Charged to other finance income/(cost):
Interest on retirement benefits	(986)	(976)
Expected return on assets	931	918

Total other finance income/(cost)	(55)	(58)

Net impact on the income statement (before tax)	(463)	(521)

Cash flow
Group cash flow in respect of pensions and similar benefits comprises company contributions paid to funded plans and benefits paid by the company in respect of unfunded plans. In 2005, the benefits paid in respect of unfunded plans amounted to €328 million (2004: €324 million). Company contributions to funded defined benefit plans are subject to periodic review. In 2005, contributions to funded defined benefit plans amounted to €508 million (2004: €462 million). Contributions to defined contribution plans including 401k plans amounted to €63 million (2004: €65 million). In 2005, a €15 million (2004: € nil) refund of assets was received out of unrecognised surplus from Finland. Total contributions to funded plans and benefit payments by the Group in respect of unfunded plans are currently expected to be about €930 million in 2006 (2005: €898 million).

Statement of recognised income and expense
Amounts recognised in the statement of recognised income and expense:
	€ million	€ million
	2005	2004

Actual return less expected return on pension and other benefit plan assets	1 592	369
Experience gains/(losses) arising on pension plan and other benefit plan liabilities	27	(47)
Changes in assumptions underlying the present value of the pension and other benefit plan liabilities	(1 706)	(1 047)

Actuarial gain/(loss)	(87)	(725)
Change in unrecognised surplus	(41)	2
Refund of unrecognised assets	15	–

Net actuarial gain/(loss) recognised in statement of recognised income and expense (before tax)	(113)	(723)

Unilever Annual Report and Accounts 2005	117

Back to Contents

Notes to the consolidated accounts
Unilever Group

22   Pensions and similar obligations (continued)

Reconciliation of change in assets and liabilities
Movements in assets and liabilities during the year:

	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities
	2005	2004	2005	2004

1 January	13 419	12 819	(18 773)	(17 880)
Acquisitions/disposals	(3)	–	18	(6)
Current service cost	–	–	(367)	(344)
Employee contributions	19	32	–	–
Special termination benefits	–	–	(79)	(135)
Past service costs	–	–	(13)	(13)
Settlements/curtailments	(10)	(23)	105	85
Other finance income	931	918	–	–
Other finance cost	–	–	(986)	(976)
Actuarial gain/(loss)	1 592	369	(1 679)	(1 094)
Employer contributions	836	786	–	–
Benefit payments	(1 247)	(1 223)	1 247	1 223
Reclassification of benefits(b)	39	(166)	(140)	166
Currency retranslation	430	(93)	(779)	201

31 December	16 006	13 419	(21 446)	(18 773)

(b)	During 2004 some plans changed from defined benefit to defined contribution. During 2005 certain obligations were reclassified as employee benefit obligations.

History of experience gains and losses

	2005	2004

Actual return less expected return on plan assets (€ million)	1 592	369
As % of plan assets at beginning of year (%)	12	3

Experience gains/(losses) on plan liabilities (€ million)	27	(47)
As % of present value of plan liabilities at beginning of year (%)	–	–

Changes in actuarial assumptions underlying the present value of the
pension benefit and other benefit plan liabilities (€ million)	(1 706)	(1 047)
As % of present value of plan liabilities at beginning of year (%)	(9)	(6)

Total actuarial gain/(loss) (€ million)	(87)	(725)
As % of present value of plan liabilities at beginning of year (%)	–	(4)

US GAAP disclosures
Under US GAAP, the actuarial assumptions used to calculate the benefit obligations are set by reference to market conditions at the balance sheet date, in a manner similar to that used under IAS 19. The accounting methodology however is not the same as under IAS 19, since under US GAAP all costs are recognised in operating profit and certain cost items are amortised in the income statement rather than recognised immediately.

The disclosures below show the benefit obligations, assets, funded status and balance sheet impact, as well as the periodic expense, cash flows and related economic assumptions associated with the defined benefit pension plans and other post-employment benefit plans as computed in accordance with FAS 87 and FAS 106.

Measurement dates
All plan assets are valued at fair value at the balance sheet date. Liabilities in respect of the most important pension plans, comprising approximately 75% of the pension liabilities, are subject to actuarial valuations every year. The valuations use membership data for the current year with the liability projected forward to the balance sheet date. Valuations of all other plans are carried out every three years and in the case of the other principal pension plans, comprising approximately a further 15% of the liabilities, the valuations are updated each year.

118	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

22   Pensions and similar obligations (continued)

Benefit obligations
The table below shows changes in benefit obligations during 2005 and 2004:

	€ million	€ million	€ million	€ million
			Other post-	Other post-
	Pension	Pension	employment	employment
	plans	plans	benefit plans	benefit plans
Change in benefit obligations	2005	2004	2005	2004

1 January	17 512	16 718	1 175	1 049
Extension of coverage	–	–	–	29
Service cost	321	293	28	24
Interest cost	915	909	68	64
Plan member contributions	19	32	–	–
Amendments	13	5	(56)	(3)
Actuarial (gains)/losses	1 665	922	12	179
Acquisitions/(disposals)	(22)	–	(3)	–
Settlements/curtailments	(40)	(65)	(4)	1
Special termination benefits	79	134	1	1
Benefits paid	(1 160)	(1 126)	(84)	(89)
Reclassification of benefits(b)	18	(166)	10	–
Currency retranslation	607	(144)	159	(80)

31 December	19 927	17 512	1 306	1 175

(b)	During 2004, some plans changed from defined benefit to defined contribution. During 2005, certain obligations were reclassified as employee benefit obligations.

Assumptions
The weighted assumptions used to value the benefit obligations in respect of the principal plans are:

	%	%	%	%
			Other post-	Other post-
	Pension	Pension	employment	employment
Weighted average assumptions used to determine benefit obligations	plans	plans	benefit plans	benefit plans
for the principal plans at 31 December	2005	2004	2005	2004

Discount rate	4.6	5.1	5.5	5.7
Salary increases	3.5	3.6	4.0	4.5
Pension increases	2.1	2.2	n/a	n/a

Assumptions for the remaining defined benefits plans vary considerably, depending on the economic conditions of the country where they are situated.

Post-employment healthcare benefits
Additional assumptions in respect of healthcare benefits are:

Weighted average healthcare trend rates at 31 December	2005	2004

Healthcare cost trend rate assumed for next year	10.4%	11.2%
Rate to which the cost trend rate gradually declines	4.8%	4.8%
Year that the assumed long-term rate is reached	2012	2011

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend rates would have the following effect:

	€ million	€ million
	1% point	1% point
	increase	decrease

Effect on post-employment benefit obligation	78	(69)

Unilever Annual Report and Accounts 2005	119

Back to Contents

Notes to the consolidated accounts
Unilever Group

22   Pensions and similar obligations (continued)

Plan assets
The table below shows the changes in the fair value of plan assets during 2005 and 2004:

	€ million	€ million	€ million	€ million
			Other post-	Other post-
	Pension	Pension	employment	employment
	plans	plans	benefit plans	benefit plans
Change in the fair value of plan assets during the year	2005	2004	2005	2004

1 January	13 441	12 850	14	3
Actual return on plan assets	2 483	1 275	3	9
Acquisitions/(disposals)	(3)	–	–	–
Settlements	(10)	(23)	–	–
Employer contributions/surplus refunds	751	693	82	88
Plan member contributions	19	32	–	–
Benefits paid from plan assets	(1 160)	(1 126)	(84)	(89)
Reclassification of benefits(b)	39	(166)	–	–
Currency retranslations	429	(94)	2	3

31 December	15 989	13 441	17	14

(b)	During 2004, some plans changed from defined benefit to defined contribution. During 2005, certain obligations were reclassified as employee benefit obligations.

Asset allocation
The asset allocation for the Group’s principal pension plans at 31 December 2004 and 2005, target allocation for 2006, and expected long-term rates of return by asset category are as follows:

				Long-term
	Target	Percentage	Percentage	expected
	percentage	of plan	of plan	return on
	allocation	assets at	assets at	plan assets at
	for	31 December	31 December	31 December
Long-term asset category	2006	2005	2004	2005

Equity securities	62	61	63	7.4%
Debt securities	26	25	24	4.2%
Property	9	9	9	5.8%
Other	3	5	4	6.1%

	100	100	100	6.4%

Equity securities include Unilever securities amounting to €34 million (0.2% of total plan assets) and €24 million (0.2% of total plan assets) at 31 December 2005 and 2004 respectively.

Investment strategy
The Group’s investment strategy in respect of its funded pension plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the company of the benefits provided. To achieve this, investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. The plans invest the largest proportion of the assets in equities which the Group believes offer the best returns over the long term commensurate with an acceptable level of risk. The Group also keeps a proportion of assets invested in property, bonds and cash. Most assets are managed by a number of external fund managers with a small proportion managed in-house. Unilever has recently launched a pooled investment vehicle (Univest) which it believes will offer its pension plans around the world a simplified investment solution to implement their strategic asset allocation models initially for equities. The aim is to provide a high quality, well diversified risk-controlled solution.

120	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

22 Pensions and similar obligations (continued)

Funded status
The funded status of the plans, reconciled to the amount reported in the statement of financial position is as follows:

	€ million	€ million	€ million	€ million
			Other post-	Other post-
	Pension	Pension	employment	employment
	plans	plans	benefit plans	benefit plans
	2005	2004	2005	2004

Fair value of plan assets	15 989	13 441	17	14
Benefit obligations	(19 927)	(17 512)	(1 306)	(1 175)

Funded status at 31 December	(3 938)	(4 071)	(1 289)	(1 161)
Unrecognised net transition liability/(asset)	(46)	(82)	–	–
Unrecognised net actuarial loss/(gain)	3 008	2 966	319	290
Unrecognised prior service cost	91	118	(59)	(2)
Other (FAS 112 liabilities)	n/a	n/a	–	–

Net amount recognised at 31 December	(885)	(1 069)	(1 029)	(873)

Amount recognised in the statement of financial position consists of:
Prepaid benefit cost	1 603	1 333	3	–
Accrued benefit liability	(2 488)	(2 402)	(1 032)	(873)
Additional minimum liability	(2 442)	(2 208)	–	–
Intangible asset	52	99	–	–
Accumulated other comprehensive income	2 390	2 109	–	–

Net amount recognised at 31 December	(885)	(1 069)	(1 029)	(873)

The projected benefit obligation (PBO), accumulated benefit obligation (ABO), and fair value of plan assets, in total and for plans where the projected benefit obligation or accumulated benefit obligation is in excess of plan assets is as follows:

	€ million	€ million	€ million	€ million	€ million	€ million
			Plans where	Plans where	Plans where	Plans where
	Pension	Pension	PBO exceeds	PBO exceeds	ABO exceeds	ABO exceeds
	plans	plans	plan assets	plan assets	plan assets	plan assets
	2005	2004	2005	2004	2005	2004

As at 31 December
Projected benefit obligations	19 927	17 512	15 175	13 330	14 749	12 767
Accumulated benefit obligations	18 687	16 343	14 290	12 459	13 849	11 930
Fair value of plan assets	15 989	13 441	10 067	8 532	9 659	7 987

Net periodic cost

	€ million	€ million	€ million	€ million
			Other post-	Other post-
	Pension	Pension	employment	employment
	plans	plans	benefit plans	benefit plans
Components of net periodic benefit cost	2005	2004	2005	2004

Service cost (gross)	339	324	28	24
Interest cost	915	909	68	64
Expected returns on plan assets	(930)	(917)	(1)	–
Employee contributions	(19)	(32)	–	–
Amortisation of prior service cost	30	33	(2)	–
Amortisation of transition (asset)	(35)	(35)	–	–
Amortisation of actuarial loss/(gain)	162	163	17	12

Total before FAS 88 events	462	445	110	100
Adjustments for FAS 88 events	81	120	(3)	6

Net periodic benefit cost	543	565	107	106

Unilever Annual Report and Accounts 2005	121

Back to Contents

Notes to the consolidated accounts
Unilever Group

22 Pensions and similar obligations (continued)

Assumptions
The assumptions in respect of principal plans used to determine the periodic expense in the table above for pensions and other retirement benefits are given in the table below:

	%	%	%	%	%	%
				Other post-	Other post-	Other post-
	Pension	Pension	Pension	employment	employment	employment
Weighted average assumptions used to determine net cost	plans	plans	plans	benefit plans	benefit plans	benefit plans
for the principal plans for the years ended 31 December	2005	2004	2003	2005	2004	2003

Discount rate	5.1	5.5	5.7	5.7	6.1	6.5
Expected long-term rate of return on plan assets	6.8	7.2	6.9	n/a	n/a	n/a
Salary increases	3.6	3.7	3.6	4.5	4.5	4.3
Pension increases	2.2	2.2	2.2	n/a	n/a	n/a

Expected rate of return on plan assets
The expected rate of return on plan assets was determined, based on actuarial advice, by a process that takes the current long-term rates of return available on government bonds and applies to these rates suitable risk premiums that take account of historic market returns and current market expectations.

Post-employment healthcare benefits
Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	€ million	€ million
	1% point	1% point
	increase	decrease

Effect on total of service and interest cost components	7	(6)

Expected cash flows
During 2006 Unilever currently expects to make cash contributions of €510 million to funded defined benefit plans. This includes both mandatory and discretionary payments. In addition, a further €64 million is expected to be contributed to defined contribution plans.

The table below shows the expected benefit payments from defined benefit plans. The benefits paid from funded plans include amounts funded by employee contributions. The benefits paid in respect of unfunded plans are made from the Group’s cash resources.
		€ million	€ million
		Pension benefits	Other benefits
Expected benefit payments	Funded	Unfunded	Unfunded

2006	861	261	97
2007	892	241	101
2008	914	247	105
2009	939	259	107
2010	958	265	110
2011–2015	5 087	1 471	556

122	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

23 Equity

From 1 January 2005, Unilever has adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. IAS 32 requires preference shares that provide for a fixed preference dividend to be classified as borrowings and preference dividends to be recognised in the income statement as a finance cost. IAS 39 requires unrealised fair value gains/(losses) on certain financial instruments to be recognised in equity, when realised, these fair value gains/(losses) are to be recognised in the income statement. In accordance with the transition rules for first time adoption of IFRSs, 2004 comparatives have not been restated. The impact of the adoption of IAS 32 and IAS 39 is shown in the following table:

	Shareholders’ equity					Total equity

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Called up	Share			Total
	share	premium	Other	Retained	shareholders’	Minority	Total
Consolidated statement of changes in equity	capital	account	reserves	profit	equity	interest	equity

1 January 2004	642	1 530	(2 442)	7 006	6 736	439	7 175
Total recognised income and expense for the year	–	–	218	2 156	2 374	167	2 541
Preference dividends	–	–	–	(28)	(28)	–	(28)
Final dividends 2003 on ordinary capital	–	–	–	(1 116)	(1 116)	–	(1 116)
Interim dividends 2004 on ordinary capital	–	–	–	(603)	(603)	–	(603)
(Purchase)/sale/reduction of treasury stock	–	–	(331)	7	(324)	–	(324)
Share-based payment credit(a)	–	–	–	222	222	–	222
Dividends paid to minority shareholders	–	–	–	–	–	(203)	(203)
Currency retranslation gains/(losses) net of tax	–	–	–	1	1	(6)	(5)
Other movements in equity	–	–	–	2	2	(32)	(30)

31 December 2004	642	1 530	(2 555)	7 647	7 264	365	7 629
Accounting policy change – preference shares	(130)	(1 372)	–	–	(1 502)	–	(1 502)
Accounting policy change – other financial instruments	–	–	(19)	407	388	–	388

Equity as restated at 1 January 2005	512	158	(2 574)	8 054	6 150	365	6 515
Total recognised income and expense for the year	–	–	379	3 825	4 204	249	4 453
Final dividends 2004 on ordinary capital	–	–	–	(1 229)	(1 229)	–	(1 229)
Interim dividends 2005 on ordinary capital	–	–	–	(638)	(638)	–	(638)
Conversion of preference shares	–	–	1 129	(199)	930	–	930
(Purchase)/sale/reduction of treasury stock	–	–	(1 262)	–	(1 262)	–	(1 262)
Share-based payment credit(a)	–	–	–	186	186	–	186
Dividends paid to minority shareholders	–	–	–	–	–	(217)	(217)
Currency retranslation gains/(losses) net of tax	–	4	–	–	4	9	13
Other movements in equity	–	–	–	16	16	(2)	14

31 December 2005	512	162	(2 328)	10 015	8 361	404	8 765

(a)	The share-based payment credit relates to the reversal of the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.

Unilever Annual Report and Accounts 2005	123

Back to Contents

Notes to the consolidated accounts
Unilever Group

24 Called up share capital

	€ million	€ million
Called up share capital	2005	2004

Ordinary share capital of NV	290	290
Preference share capital of NV(a)	n/a	130

	290	420
Ordinary share capital of PLC	222	222

	512	642

						Issued,	Issued,
	Number			Nominal	Number	called up and	called up and
	of shares	Authorised	Authorised	value	of shares	fully paid	fully paid
Ordinary share capital	authorised	2005	2004	per share	issued	2005	2004

		€ million	€ million			€ million	€ million

NV ordinary shares	1 000 000 000	508	508	€0.51	571 575 900	290	290
NV ordinary shares (shares numbered
1 to 2 400 – ’Special Shares’)		1	1	€453.78	2 400	1	1
Internal holdings eliminated
on consolidation (€453.78 shares)		–	–			(1)	(1)

		509	509			290	290

		£ million	£ million			£ million	£ million

PLC ordinary shares	9 726 834 428	136.2	136.2	1.4p	2 911 458 580	40.8	40.8
PLC deferred stock	100 000	0.1	0.1	£1 stock	100 000	0.1	0.1
Internal holding eliminated
on consolidation (£1 stock)		–	–			(0.1)	(0.1)

		136.3	136.3			40.8	40.8

Euro equivalent in millions (at £1 = €5.445)						222	222

	Number		Nominal	Number	Issued,
NV preference shares	of shares		value	of shares	called up and
as at 31 December 2004(a)	authorised	Authorised	per share	issued	fully paid

		€ million			€ million

7% Cumulative Preference	75 000	34	€453.78	29 000	13
6% Cumulative Preference	200 000	91	€453.78	161 060	73
4% Cumulative Preference	750 000	34	€45.38	750 000	34
5 euro cents Cumulative Preference	650 000 000	29	€0.05	211 473 785	10

		188			130

(a)	From 1 January 2005, Unilever adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ which requires preference shares that provide for a fixed preference dividend to be classified as borrowings. In accordance with the transition rules for IAS 32, 2004 comparatives have not been restated.

For NV share capital, the euro amounts shown above and elsewhere in this document are representations in euros on the basis of Article 67c of Book 2 of the Civil Code in the Netherlands, rounded to two decimal places, of underlying share capital in Dutch guilders, which have not been converted into euros in NV’s Articles of Association. Until conversion formally takes place by amendment of the Articles of Association, the entitlements to dividends and voting rights are based on the euro equivalent of the underlying Dutch guilder according to the official euro exchange rate.

For information on the rights of shareholders of NV and PLC and the operation of the Equalisation Agreement, see Corporate Governance on pages 40 to 43.

On 15 February 2005, after close of trading, NV converted part of the notional value of the €0.05 cumulative preference shares into NV ordinary shares. Upon conversion, the holders of the preference shares received one NV ordinary share for every 11.2 preference shares held. This resulted in a total of 18 881 587 NV ordinary shares being transferred to the preference shareholders. These NV ordinary shares had previously been held as treasury shares by NV. As a consequence of the conversion, the notional value of the preference shares was reduced to €0.05. On 10 May 2005 the Annual General Meeting of the shareholders of NV resolved to cancel the preference shares upon repayment of the notional value in accordance with NV’s Articles of Association. The preference shares were cancelled at midnight on 13 July 2005 and were delisted by Euronext Amsterdam with effect from 14 July 2005.

The 7%, 6% and 4% preference shares of NV are entitled to dividends at the rates indicated. The €0.05 preference shares of NV were entitled to a dividend of 65% of the six months euribor interest rate on their notional value of €6.580 each. A nominal dividend of 0.25% is paid on the deferred stock of PLC. The 4% cumulative preference capital of NV is redeemable at par at the company‘s option either wholly or in part. The other classes of preferential share capital of NV and the deferred stock of PLC are not redeemable.

124	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

24 Called up share capital (continued)

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

Share-based compensation
The Group operates a number of share-based compensation plans involving options and awards of ordinary shares of NV and PLC. Full details of these plans are given in note 31 on pages 132 to 141.

25 Other reserves

	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	PLC	PLC	Total	Total
	2005	2004	2005	2004	2005	2004

Fair value reserves(a)	240	n/a	87	n/a	327	n/a
Cash flow hedges	(3)	n/a	(2)	n/a	(5)	n/a
Available-for-sale financial assets	–	n/a	–	n/a	–	n/a
Net investment hedges	243	n/a	89	n/a	332	n/a
Currency retranslation of group companies	305	160	(54)	58	251	218
Adjustment on translation of PLC’s ordinary capital
at £1 = Fl.12 = €5.445	–	–	(164)	(164)	(164)	(164)
Capital redemption reserve	–	–	16	16	16	16
Book value treasury stock	(2 010)	(2 065)	(748)	(560)	(2 758)	(2 625)

	(1 465)	(1 905)	(863)	(650)	(2 328)	(2 555)

(a)	From 1 January 2005, Unilever has adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ which require unrealised fair value gains/(losses) on cash flow hedges, available-for-sale financial assets and net investment hedges to be recognised in equity. In accordance with the transition rules for IAS 32 and IAS 39, comparative amounts for 2004 have not been restated. The year-end balance of the cash flow hedges will be recognised in the income statement spread over the years 2006 to 2010, based on maturities.

€ million
Cash flow hedges – movements during the year	2005

1 January	(19)
Additions	9
Transfers to income statement	1
Transfers to inventories/non-current assets	4

31 December	(5)

Unilever acquired 20 094 859 ordinary shares of NV and 31 749 739 ordinary shares of PLC through purchases on the stock exchanges during the year. These shares are held as treasury stock as a separate component of other reserves. The total number held at 31 December 2005 is 24 726 337 (2004: 25 120 635) NV shares and 158 516 224 (2004: 142 739 616) PLC shares. Of these, 19 791 377 NV shares and 132 835 745 PLC shares are held as hedges against share-based compensation plans (see note 31 on pages 132 to 141).
	€ million	€ million
Treasury stock – movements during the year	2005	2004

1 January	2 625	2 294
Utilised for preference shares conversion at average book value	(1 129)	–
Purchases and other utilisations	1 262	331

31 December	2 758	2 625

	€ million	€ million
Currency retranslation reserve – movements during the year	2005	2004

1 January	218	–
Currency retranslation during the year	92	216
Recycled to income statement	(59)	2

31 December	251	218

Unilever Annual Report and Accounts 2005	125

Back to Contents

Notes to the consolidated accounts
Unilever Group

26 Retained profit

	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	PLC	PLC	Total	Total
Movements during the year	2005	2004	2005	2004	2005	2004

31 December 2004	8 331		(684)		7 647
Accounting policy change for financial instruments(a)	(1 500)		1 907		407

1 January	6 831	7 321	1 223	(315)	8 054	7 006
Recognised income and expense through retained profit	3 092	1 520	733	636	3 825	2 156
Preference dividends(b)	–	(28)	–	–	–	(28)
Final dividends 2003 on ordinary capital	–	(630)	–	(486)	–	(1 116)
Interim dividends 2004 on ordinary capital	–	(343)	–	(260)	–	(603)
Final dividends 2004 on ordinary capital	(710)	–	(519)	–	(1 229)	–
Interim dividends 2005 on ordinary capital	(363)	–	(275)	–	(638)	–
Conversion of preference shares	(199)	–	–	–	(199)	–
(Purchase)/sale of treasury stock	–	7	–	–	–	7
Share-based compensation credit(c)	132	152	54	70	186	222
Adjustment arising from change in ownership of group companies(d)	(70)	332	70	(332)	–	–
Other movements in retained profit	8	–	8	3	16	3

31 December	8 721	8 331	1 294	(684)	10 015	7 647

Of which retained by:
Parent companies	9 463	7 693	2 145	1 553	11 608	9 246
Other group companies	(668)	731	(837)	(2 235)	(1 505)	(1 504)
Joint ventures and associates	(74)	(93)	(14)	(2)	(88)	(95)

	8 721	8 331	1 294	(684)	10 015	7 647

(a)	Due to the adoption of IAS 32 and IAS 39 with effect from 1 January 2005, intra-group preference shares are now classified as debt instead of equity. The relative ownership of these preference shares has resulted in a re-alignment of balances between NV and PLC.
(b)	From 1 January 2005, Unilever has adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ which requires preference shares that provide for a fixed preference dividend to be classified as borrowings and preference dividends to be recognised in the income statement. In accordance with the transition rules for IAS 32, 2004 has not been restated.
(c)	The share-based compensation credit relates to the reversal of the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(d)	During 2002, as part of the legal and fiscal integration of the Bestfoods businesses, a number of internal ownership changes took place. These internal transactions, which took place at fair value, did not involve any third party and therefore had no effect on the results or net assets of the consolidated Unilever Group. The historical cost of the net assets of the business transferred by PLC was greater than the historical cost of the net assets of the business transferred by NV. As it would be inappropriate to recognise revaluations to assets and liabilities of the Group arising from internal transactions, this imbalance led to NV recording an unrealised gain of €1 646 million on the transfer, while PLC recorded an equal and opposite goodwill balance which is eliminated on consolidation. Further re-organisations in subsequent years have produced similar types of adjustments.

Cumulative goodwill written off directly to reserves prior to the transition to IFRSs on 1 January 2004 was €5 199 million for NV and €2 063 million for PLC.

126	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

27 Commitments and contingent liabilities

	€ million	€ million	€ million	€ million	€ million	€ million
	Future			Future
	minimum			minimum
	lease	Finance	Present	lease	Finance	Present
	payments	cost	value	payments	cost	value
Long-term finance lease commitments	2005	2005	2005	2004	2004	2004

Buildings(a)	160	95	65	91	50	41
Plant and machinery	170	18	152	194	17	177

	330	113	217	285	67	218
The commitments fall due as follows:
Within 1 year	75	11	64	55	–	55
After 1 year but within 2 years	60	10	50	53	7	46
After 2 years but within 3 years	56	6	50	49	5	44
After 3 years but within 4 years	14	6	8	47	3	44
After 4 years but within 5 years	13	6	7	6	1	5
After 5 years	112	74	38	75	51	24

	330	113	217	285	67	218

(a)	All leased land is classified as operating leases.

The Group has not sublet any part of the leased properties under finance lease.

	€ million	€ million
Long-term operating lease commitments	2005	2004

Land and buildings	1 472	1 485
Plant and machinery	459	410

	1 931	1 895

	€ million	€ million	€ million	€ million
			Other	Other
	Operating	Operating	commit-	commit-
	leases	leases	ments	ments
Operating lease and other commitments fall due as follows	2005	2004	2005	2004

Within 1 year	339	334	365	291
After 1 year but within 2 years	297	280	323	254
After 2 years but within 3 years	267	250	62	169
After 3 years but within 4 years	222	231	40	46
After 4 years but within 5 years	209	193	23	11
After 5 years	597	607	18	193

	1 931	1 895	831	964

The Group has sublet part of the leased properties under operating lease. Future minimum sublease payments of €28 million are expected to be received.

Other commitments principally comprise commitments under contracts to purchase materials and services. They do not include commitments for capital expenditure, which are reported in note 11 on page 100.

Contingent liabilities are either possible obligations that will probably not require a transfer of economic benefits, or present obligations that may, but probably will not, require a transfer of economic benefits. It is not appropriate to make provisions for contingent liabilities, but there is a chance that they will turn into an obligation in the future. The Group believes that incurred losses in any of these matters would not have a material effect.

Examples of the first type of contingent liability arise in respect of litigation against group companies, investigations by competition, regulatory and fiscal authorities and obligations arising under environmental legislation. The estimated total of such contingent liabilities at 31 December 2005 was some €349 million (2004: €275 million).

Examples of the second type of contingent liability are guarantees issued by group companies. At 31 December 2005 these amounted to some €113 million (2004: €143 million). Included in this are discounted trade bills with a value of €25 million (2004: €45 million). We believe that any loss arising in connection with these would not have a material effect on the Group’s financial condition or results of operations. Guarantees given by parent or group companies that relate to liabilities already included in these consolidated accounts are excluded from this total.

The total value of guarantees which arose or were revised in 2005 was €39 million (2004: €80 million). The fair value of guarantees is not material in either 2004 or 2005.

Unilever Annual Report and Accounts 2005	127

Back to Contents

Notes to the consolidated accounts
Unilever Group

28 Acquisitions and disposals

Acquisitions
During 2005 an additional investment into Langholm Capital Partners Fund was made and classified as an acquisition of associates (see note 13 on page 103). We also purchased some minority interests in subsidiary companies. No other acquisitions were made in 2005.

The following table sets out the effect of acquisitions of group companies in 2005 on the consolidated balance sheet. The fair values currently established for all acquisitions made in 2005 are provisional. The goodwill arising on these transactions has been capitalised and is subject to an annual review for impairment (or more frequently if necessary) in accordance with our accounting policies as set out in note 1 on page 82. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is given in note 10 on pages 98 and 99.

	€ million	€ million
Acquisitions	2005	2004

Net assets acquired	7	33
Goodwill arising in subsidiaries	13	7

Consideration	20	40

Consideration consisted wholly of cash.

Disposals
The results of disposed businesses are included in the consolidated accounts up to their date of disposal. The principal disposals in 2005 were UCI across the world, Stanton Oil in UK and Ireland, Dextro in various countries in Europe, Opal in Peru, Karo and Knax in Mexico, spreads and cooking products in Australia and in New Zealand, Crispa, Mentadent, Marmite, Bovril and Maizena in South Africa, frozen pizza in Austria, Biopon in Hungary and tea plantations in India.

In March 2005 Unilever completed the restructuring of its Portuguese foods business. Before the restructuring Unilever Portugal held an interest in FIMA/VG - Distribuição de Produtos Alimentares, Lda. (FIMA) foods business, a joint venture with Jerónimo Martins Group, in addition to its wholly owned Bestfoods business acquired in 2000. As a result of the transaction the two foods businesses – FIMA and Unilever Bestfoods Portugal – were unified and the joint venture stakes were re-balanced so that Unilever now holds 49% of the combined foods business and Jerónimo Martins Group 51%.

In 2004, the principal disposals were Puget oils in France, the frozen pizza and baguette businesses in various countries in Europe, Rit, Niagara, Final Touch and Sunlight in North America, Capullo, Mazola and Inca in Chile and Mexico and Dalda oils in Pakistan. Our chemicals business in India (Hindustan Lever Chemicals) was merged with Tata Chemicals. Various other smaller brands were also sold as part of our Path to Growth strategy.

	€ million	€ million
Disposals	2005	2004

Goodwill and intangible assets	150	23
Other non-current assets	78	52
Current assets	207	145
Trade creditors and other payables	(106)	(34)
Provisions for liabilities and charges	(15)	(9)
Minority interest	(1)	(25)

Net assets sold	313	152
(Gain)/loss on recycling of currency retranslation on disposal	(5)	2
Profit on sale attributable to Unilever	655	338

Consideration	963	492
Cash	845	417
Cash balances of businesses sold	(17)	(4)
Financial assets, cash deposits and borrowings of businesses sold	8	39
Non-cash items and deferred consideration	26	40
Payment received in prior year	101	–

128	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

29 Assets held for sale and discontinued operations

Following the announcement on 11 July 2005 of the completion of the sale of Unilever Cosmetics International (UCI) to Coty Inc., United States, the results of UCI have been presented as discontinued operations.

An analysis of the result of discontinued operations, and the result recognised on disposal of discontinued operations is as follows:

	€ million	€ million
Income statement of discontinued operations	2005	2004

Turnover	230	542
Expenses	(208)	(469)

Operating profit before taxation	22	73
Taxation	(7)	(26)

Profit after taxation	15	47
Gain/(loss) on disposal of discontinued operations	498	–
Recycling of currency retranslation upon disposal	5	–
Taxation arising on disposal	(45)	–

Gain/(loss) after taxation on disposal	458	–

Net profit from discontinued operations	473	47

Combined earnings per share from discontinued operations
Basic earnings per share:
Euros per €0.51 of ordinary capital	0.49	0.05
Euro cents per 1.4p of ordinary capital	7.30	0.74
On a diluted basis the figures would be:
Euros per €0.51 of ordinary capital	0.47	0.05
Euro cents per 1.4p of ordinary capital	7.07	0.70

	€ million	€ million
Segment analysis of discontinued operations	2005	2004

Turnover
Europe	126	304
The Americas	102	231
Asia Africa	2	7

	230	542

Operating profit
Europe	1	22
The Americas	20	47
Asia Africa	1	4

	22	73

All these amounts relate to the personal care segment.

	€ million	€ million
Cash flow statement of discontinued operations	2005	2004

Net cash flow from/(used in) operating activities	(102)	94
Net cash flow from/(used in) investing activities	623	(2)
Net cash flow from/(used in) financing activities	–	–

Net increase/(decrease) in cash and cash equivalents	521	92

Unilever Annual Report and Accounts 2005	129

Back to Contents

Notes to the consolidated accounts
Unilever Group

29 Assets held for sale and discontinued operations (continued)

Various non-current assets and disposal groups were held for sale at the year end, including the Mora business in the Netherlands and Belgium and a number of other production and distribution facilities in other parts of the world.

	€ million	€ million
	31 December	1 January
Assets classified as held for sale	2005	2005

Disposal groups held for sale
Goodwill	–	133
Intangible assets	–	60
Property, plant and equipment	42	94
Biological assets	21	–
Other non-current investments	–	1
Inventories	18	16
Trade and other receivables	6	27
Cash and cash equivalents	1	8

	88	339

Non-current assets held for sale
Property, plant and equipment	129	36

	217	375

	€ million	€ million
	31 December	1 January
Liabilities classified as held for sale (part of disposal groups)	2005	2005

Trade payables and other liabilities	(16)	(14)
Restructuring and other provisions	–	(2)
Pension liability for unfunded schemes	(1)	(3)
Deferred taxation	(9)	–

	(26)	(19)

Total assets at 31 December 2005 are included in the geographical segments as follows: Europe €142 million; The Americas €45 million; and Asia Africa €30 million. Total liabilities at 31 December 2005 are included in the geographical segments as follows: Europe €17 million; The Americas €nil; and Asia Africa €9 million.

130	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

30 Reconciliation of net profit to cash flow from operating activities

	€ million	€ million
Cash flow from operating activities	2005	2004

Net profit	3 975	2 941
Taxation	1 301	836
Share of net profit of joint ventures/associates and other income from non-current investments	(55)	(95)
Net finance costs	618	631

Finance income	(130)	(145)
Finance cost	693	717
Pensions and similar obligations	55	59

Depreciation and amortisation	843	821
Impairment losses	431	1 242
Changes in working capital	193	547

Inventories	(153)	221
Trade and other current receivables	(36)	298
Trade payables and other current liabilities	382	28

Pensions and similar provisions less payments	(532)	(472)
Restructuring and other provisions less payments	(230)	574
Elimination of (profits)/losses on disposals	(789)	(308)
Non-cash charge for share-based compensation	192	218
Other adjustments	(23)	(10)

Cash flow from operating activities	5 924	6 925

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.

Major non-cash transactions
During the year the Group entered into new finance lease arrangements in respect of equipment with a capital value at inception of the lease of €49 million.

On 15 February 2005 €1 129 million of treasury stock was used in the conversion of the €0.05 preference shares into ordinary NV shares.
For further information please refer to note 24 on page 124.

Unilever Annual Report and Accounts 2005	131

Back to Contents

Notes to the consolidated accounts
Unilever Group

31 Share-based compensation plans
As at 31 December 2005, the Group had a number of share-based compensation plans:

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

(iii) Global Performance Share Plan
Introduced in 2005, under this plan managers can be awarded conditional shares which will vest three years later at a level between 0% and 150% - 200% depending on Unilever’s achievement of set targets for Underlying Sales Growth and Free Cash Flow over the three year performance period.

(iv) Share Matching Plans
If managers invest part of their annual bonus in Unilever shares, the company will match this with the same number of shares on the condition that they keep all shares for an agreed number of years and will still be employed by Unilever on the vesting date.

(v) TSR Long-Term Incentive Plan
This plan was introduced in 2001 and, depending on the TSR ranking (see page 25) of Unilever in comparison with its peer group, it will potentially award top executives on the vesting date three years later with between 0% and 200% of the original conditional award.

(vi) North America Performance Share Programme
A long-term incentive plan for North American managers, awarding Unilever shares if company and personal performance targets are met over a three-year period.

(vii) Restricted Share Plan
Restricted shares can be awarded to a select number of executives for special performance. After the agreed number of years the awards will vest provided the executive is still employed by Unilever at that time.

(viii) Other plans
A cash-settled share-based retention plan was introduced in 2004 for a number of key executives.

Unilever will not grant share options in total in respect of Executive Option Plans for more than 5% of its issued ordinary capital, and for all Plans together, for more than 10% of its issued ordinary capital. The Board does not apportion these limits to each plan separately.

In recent years we have met the obligations under our share option and award plans by purchasing shares in advance and transferring them, in return for the exercise price, to Directors and employees as the options are exercised or the awards vest.

The numbers in this note include those for Executive Directors shown in the report of the Remuneration Committee on pages 53 to 69 and those for key management personnel shown in note 33 on pages 142 and 143. No awards were made to Executive Directors in 2005 and 2004 under the North America Performance Share Programme, the Restricted Share Plan or the cash-settled share-based retention plan. Non-Executive Directors do not participate in any of the share-based compensation plans.

The economic fair value of the awards is calculated using an option pricing model (usually an adjusted Black-Scholes or multinomial model) and the resulting cost is recognised as remuneration cost amortised over the vesting period of the grant. The actual remuneration cost charged in each period is shown below:

	€ million	€ million
	2005	2004

All-Employee Option Plans	13	17
Executive Option Plans	63	105
Global Performance Share Plan	15	–
Share Matching Plans	14	21
TSR Long-Term Incentive Plan	10	9
North America Performance Share Programme	63	64
Restricted Share Plan	2	–
Other Plans	12	2

	192	218

Disclosures, including a description of the method and significant assumptions used to estimate the fair values of options and the weighted average information, are given below for each type of plan, on a combined basis.

132	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

31    Share-based compensation plans (continued)

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

Group (b):
The UK and South Africa plans annually offer options over PLC shares, combined with a compulsory (UK) or optional (South Africa) savings The exercise price is the market price at date of grant. In 2003, Unilever UK introduced ‘ShareBuy’, an All-Employee Share Incentive Plan. It is currently only being used as a tax efficient savings plan for employees, for which Unilever neither gives nor receives value. Accordingly, no figures for this plan are included in this note.

The North America programme is a share purchase offering, with a compulsory savings plan, under which up to 10% of the salary of eligible employees is withheld. At the end of the period employees can use the savings to buy NV New York shares at a discount. The maximum number of shares made available under the plan is 8.9 million.

The table below summarises the main country-specific differences between the plans under which grants were made in 2005:

	Maximum	Vesting
	term	period	Exercise
Country (year of introduction)	Years	Years	period	Remarks

Austria (2001)	5	3	24 months
Belgium (2001)	5	3.5	18 months
Denmark (2001)	5	3	24 months
Finland (2001)	5	3	24 months	On 3rd, 4th or 5th anniversary
France (2000)	5	4	12 months
Germany (2000)	5	3	24 months
Ireland (2002)	5	3	24 months
Italy (2001)	5	3	24 months
Netherlands (1995)	5	0	5 years	Keep shares during the first 3 years after grant
Portugal (2001)	3.5	3	6 months
Spain (2001)	5	3	24 months
Switzerland (2001)	5	3	24 months
UK (1985)	5.5	5	6 months	ShareSave plan
South Africa (2001)	3.5	3	6 months	Optional sharesave plan

No grants were made in Sweden or North America in 2005 or 2004.

A summary of the status of the All-Employee Plans as at 31 December 2005 and 2004 and changes during the years ended on these dates is presented below:
		2005		2004
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

NV shares of €0.51
Outstanding at 1 January	5 253 062	€58.79	4 480 673	€60.24
Granted	1 202 855	€53.00	1 266 960	€54.33
Exercised(a)	(477 362)	€52.98	(26 883)	€51.62
Forfeited	(411 463)	€58.79	(308 593)	€59.63
Expired	(205 210)	€56.93	(159 095)	€63.65

Outstanding at 31 December	5 361 882	€58.08	5 253 062	€58.79

Exercisable at 31 December	2 216 677	€62.98	1 740 399	€60.71

PLC shares of 1.4p
Outstanding at 1 January	14 214 304	£5.17	17 071 055	£5.28
Granted	2 834 328	£5.40	2 287 826	£5.28
Exercised(a)	(3 655 383)	£4.26	(247 261)	£4.55
Forfeited	(1 628 307)	£5.48	(2 567 876)	£5.46
Expired	(2 027 368)	£5.32	(2 329 440)	£5.78

Outstanding at 31 December	9 737 574	£5.50	14 214 304	£5.17

Exercisable at 31 December	376 322	£5.09	1 705 467	£5.14

Unilever Annual Report and Accounts 2005	133

Back to Contents

Notes to the consolidated accounts
Unilever Group

31 Share-based compensation plans(continued)

		2005		2004
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

NV New York shares of €0.51
Outstanding at 1 January	–	–	146 760	$55.44
Granted	–	–	–	–
Exercised(a)	–	–	(123 843)	$55.44
Forfeited	–	–	(22 917)	$55.44
Expired	–	–	–	–

Outstanding at 31 December	–	–	–	–

Exercisable at 31 December	–	–	–	–

(a)	The weighted average market price of the shares at the time of exercise was as follows: NV shares of €0.51 €54.67 (2004:€54.77); PLC shares of 1.4p £5.70 (2004: £5.18); and NV New York shares of €0.51 2005: n/a (2004: $66.85).

	2005	2004

NV option value information(b)
Fair value per option(c)	€8.47	€9.37
Valuation assumptions
Expected option term	3.2 years	3.2 years
Expected volatility(d)	27.5%	27.5%
Expected dividend yield	3.6%	3.3%
Risk-free interest rate	2.4%	3.1%

PLC option value information(b)
Fair value per option(c)	£1.09	£1.06
Valuation assumptions
Expected option term	4.5 years	4.3 years
Expected volatility(d)	27.5%	27.5%
Expected dividend yield	3.6%	3.5%
Risk-free interest rate	4.3%	5.1%

(b)	Weighted average of options granted during each period.
(c)	Estimated using Black-Scholes option pricing method.
(d)	Based on historic volatility during the last six years.

The exercise prices and remaining life of the All-Employee Option Plans as at 31 December 2005 are as follows:

	Options outstanding				Options exercisable

			Weighted
		Number	average		Number
		outstanding at	remaining	Weighted	exercisable at	Weighted
	Range of	31 December	contractual	average	31 December	average
	exercise prices	2005	life	exercise price	2005	exercise price

NV shares of €0.51	€51.00 – €56.72	3 289 476	3 years	€52.77	567 069	€52.59
	€64.30 – €70.00	2 072 406	1 year	€66.51	1 649 608	€66.55

PLC shares of 1.4p	£4.25 – £6.20	9 737 574	3 years	£5.50	376 322	£5.09

134	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

31   Share-based compensation plans (continued)

(ii)   Executive Option Plans
Under the Executive Option Plans options are granted to key employees of the Group on a discretionary basis. The exercise price is the market price at the date of grant. Since the introduction of the Global Performance Share Plan in 2005, it is the intention to make no further grants under the Executive Option Plans, except for a few premium option grants which result from prior commitments. The plans are made up of the following:

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

PLC Executive Option Plan
The PLC Executive Option Plan provides for the granting of options to purchase shares of Unilever PLC and, from 1997 onwards, also shares of Unilever N.V., at a price not lower than the market price on the day the options were granted. These options become exercisable after a three-year period from the date of grant and have a maximum term of ten years.

North America Executive Stock Option Programme
This programme is covered by the North American 2002 Omnibus Equity Compensation Plan and provides for the granting of options to purchase a maximum of 40.5 million shares in Unilever N.V. of the New York Registry, and 262.0 million shares of Unilever PLC, at a price not lower than the market value on the day the options are granted. These options become exercisable over a three-year period from the date of grant and have a maximum term of ten years.

Managers working in India can participate in an Executive Option Plan relating to Hindustan Lever Limited’s shares. As these are neither NV nor PLC shares, no figures for this plan are disclosed in this note, but the fair value costs (2005: €2 million; 2004: €3 million) are included in the costs of Executive Option Plans on page 132.

A summary of the status of the Executive Option Plans as at 31 December 2005 and 2004 and changes during the years ended on these dates is presented below:

		2005		2004
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

NV shares of €0.51
Outstanding at 1 January	14 667 226	€59.05	13 533 478	€59.80
Granted	145 114	€51.36	2 398 183	€54.22
Exercised(e)	(287 912)	€54.50	(222 975)	€51.85
Forfeited	(1 193 354)	€60.92	(1 041 460)	€59.24
Expired	–	–	–	–

Outstanding at 31 December	13 331 074	€58.89	14 667 226	€59.05

Exercisable at 31 December	7 925 308	€61.82	5 898 593	€58.79

PLC shares of 1.4p
Outstanding at 1 January	95 972 535	£5.41	89 760 385	£5.39
Granted	949 915	£5.11	15 616 482	£5.21
Exercised(e)	(5 246 425)	£4.64	(3 586 509)	£4.25
Forfeited	(6 879 031)	£5.50	(5 817 823)	£5.39
Expired	–	–	–	–

Outstanding at 31 December	84 796 994	£5.44	95 972 535	£5.41

Exercisable at 31 December	49 151 533	£5.35	38 324 985	£4.99

NV New York shares of €0.51
Outstanding at 1 January	3 337 456	$58.72	3 601 264	$54.83
Granted	21 954	$66.76	429 142	$65.93
Exercised(e)	(545 843)	$52.73	(641 245)	$41.10
Forfeited	(80 646)	$71.70	(51 705)	$66.41
Expired	(6 991)	$65.70	–	–

Outstanding at 31 December	2 725 930	$59.58	3 337 456	$58.72

Exercisable at 31 December	2 344 067	$59.01	2 439 155	$57.62

Unilever Annual Report and Accounts 2005	135

Back to Contents

Notes to the consolidated accounts
Unilever Group

31 Share-based compensation plans (continued)

		2005		2004
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

PLC shares of 1.4p in the form of ADRs(f)
Outstanding at 1 January	21 367 508	$8.55	20 778 836	$8.32
Granted	146 920	$9.79	2 836 492	$9.63
Exercised(e)	(3 388 868)	$7.86	(1 940 440)	$7.47
Forfeited	(357 248)	$10.28	(307 380)	$9.51
Expired	(45 520)	$9.32	–	–

Outstanding at 31 December	17 722 792	$8.66	21 367 508	$8.55

Exercisable at 31 December	15 201 204	$8.53	15 475 612	$8.31

(e)	The weighted average market price of the shares at the time of exercise was as follows: NV shares of €0.51 €58.06 (2004: €57.88); PLC shares of 1.4p £5.61 (2004: £5.36); NV New York shares of €0.51 $68.79 (2004: $69.42); and PLC shares of 1.4p in the form of ADRs $40.39 (2004: $40.37).
(f)	1 ADR is equivalent to 4 PLC shares.

	2005	2004

NV option value information(b)
Fair value per option(c)
NV Executive Option Plan	€10.43	€11.43
PLC Executive Option Plan	£7.17	£7.67
North America Executive Stock Option Programme	$14.74	$13.45
Valuation assumptions
Expected option term	6.0 years	5.9 years
Expected volatility(d)	27.5%	27.5%
Expected dividend yield(g)	3.7%	3.3%
Risk-free interest rate	3.4%	3.1%

PLC option value information(b)
Fair value per option(c)
NV Executive Option Plan	€1.68	€1.78
PLC Executive Option Plan	£1.16	£1.20
North America Executive Stock Option Programme	$2.13	$1.92
Valuation assumptions
Expected option term	6.0 years	5.9 years
Expected volatility(d)	27.5%	27.5%
Expected dividend yield(g)	3.8%	3.5%
Risk-free interest rate	4.7%	4.3%

(b)	Weighted average of options granted during each period.
(c)	Estimated using Black-Scholes option pricing method.
(d)	Based on historic volatility during the last six years.
(g)	Based on dividend yield in grant year.

The exercise prices and remaining life of the Executive Option Plans as at 31 December 2005 are as follows:

			Options outstanding		Options exercisable

		Number	Weighted		Number
		outstanding	average		exercisable
		at 31	remaining	Weighted	at 31	Weighted
	Range of	December	contractual	average	December	average
	exercise prices	2005	life	exercise price	2005	exercise price

NV shares of €0.51	€42.79 – €60.85	9 117 330	7 years	€55.52	3 711 564	€56.84
	€63.50 – €73.97	4 213 744	5 years	€66.20	4 213 744	€66.20

PLC shares of 1.4p	£3.43 – £4.78	14 804 481	5 years	£4.56	14 741 104	£4.56
	£5.02 – £5.63	29 106 745	7 years	£5.29	13 843 080	£5.38
	£5.77 – £6.79	40 885 768	7 years	£5.87	20 567 349	£ 5.89

NV New York shares of €0.51	$33.89 – $50.09	391 639	4 years	$48.08	391 639	$48.08
	$56.13 – $76.69	2 334 291	6 years	$61.51	1 952 428	$61.20

PLC shares of 1.4p in the form of ADRs(f)	$5.56 – $7.73	4 630 308	5 years	$7.13	4 630 308	$7.13
	$8.35 – $10.85	13 092 484	6 years	$9.20	10 570 896	$9.14

(f)	1 ADR is equivalent to 4 PLC shares.

136	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

31 Share-based compensation plans (continued)

(iii) Global Performance Share Plan
The GPSP was introduced in 2005. Under this plan, managers can be awarded conditional shares which will vest three years later at a level between 0% and 150% (for middle management) or 200% (for higher executives) depending on Unilever’s achievement of set targets for Underlying Sales Growth and Free Cash Flow over the three-year performance period. The amount to be paid by participants to obtain the shares at vesting is zero.

A summary of the status of the GPSP as at 31 December 2005 and changes during the year is presented below:

2005
Number of
shares

NV shares of €0.51
Outstanding at 1 January	–
Awarded	695 717
Vested	–
Forfeited	–

Outstanding at 31 December	695 717

Exercisable at 31 December	–

PLC shares of 1.4p
Outstanding at 1 January	–
Awarded	2 619 928
Vested	–
Forfeited	–

Outstanding at 31 December	2 619 928

Exercisable at 31 December	–

NV New York shares of €0.51
Outstanding at 1 January	–
Awarded	143 390
Vested	–
Forfeited	(208)

Outstanding at 31 December	143 182

Exercisable at 31 December	–

PLC shares of 1.4p in the form of ADRs(f)
Outstanding at 1 January	–
Awarded	166 620
Vested	–
Forfeited	–

Outstanding at 31 December	166 620

Exercisable at 31 December	–

(f) 1 ADR is equivalent to 4 PLC shares.

2005

NV share award value information(h)
Fair value per share award(i)
NV/PLC Plan	€53.01
North America Programme	$66.99

PLC share award value information(h)
Fair value per share award(i)
NV/PLC Plan	£5.39
North America Programme	$9.97

(h)	Weighted average of share awards granted during each period.
(i)	Estimated on basis of par achievement of targets.

Unilever Annual Report and Accounts 2005	137

Back to Contents

Notes to the consolidated accounts
Unilever Group

31 Share-based compensation plans (continued)

(iv) Share Matching Plans
Under these plans managers can invest up to 25% of their gross bonus in Unilever shares. Unilever matches this with the same number of shares on condition that all shares are held for the agreed period (three years from 2002 onwards), and that the manager has not resigned from Unilever at the end of this period. North American managers participate in the North America Share Bonus Plan, the others in the Variable Pay in Shares Plan. The amount to be paid to the company by participants to obtain the shares at vesting is zero.

A summary of the status of the Share Matching Plans as at 31 December 2005 and 2004 and changes during the years ended on these dates is presented below:

	2005	2004
	Number of	Number of
	shares	shares

NV shares of €0.51
Outstanding at 1 January	440 088	373 846
Awarded	46 817	85 789
Vested	(163 259)	(12 115)
Forfeited	(9 968)	(7 432)

Outstanding at 31 December	313 678	440 088

Exercisable at 31 December	–	–

PLC shares of 1.4p
Outstanding at 1 January	3 083 809	2 594 187
Awarded	350 982	630 832
Vested	(1 189 996)	(90 113)
Forfeited	(68 975)	(51 097)

Outstanding at 31 December	2 175 820	3 083 809

Exercisable at 31 December	–	–

NV New York shares of €0.51
Outstanding at 1 January	221 707	167 156
Awarded	49 751	57 504
Vested	(95 477)	(143)
Forfeited	(13 846)	(2 810)

Outstanding at 31 December	162 135	221 707

Exercisable at 31 December	–	–

PLC shares of 1.4p in the form of ADRs(f)
Outstanding at 1 January	1 506 152	1 133 728
Awarded	342 394	392 440
Vested	(655 603)	(992)
Forfeited	(93 262)	(19 024)

Outstanding at 31 December	1 099 681	1 506 152

Exercisable at 31 December	–	–

(f) 1 ADR is equivalent to 4 PLC shares.

	2005	2004

NV share award value information(h)
Fair value per share award
NV/PLC Plan	€51.15	€54.72
North America Programme	$67.14	$70.30

PLC share award value information(h)
Fair value per share award
NV/PLC Plan	£5.12	£5.29
North America Programme	$9.74	$10.34

(h) Weighted average of share awards granted during each period.

138	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

31 Share-based compensation plans (continued)

(v) TSR Long-Term Incentive Plan
Under this plan, introduced in 2001, grants are made to Executive Directors and some senior executives. The level of share award which will vest three years later will vary in accordance with the Total Shareholder Return in comparison with a peer group (see description on page 25). If the ranking is below the median, the share award will lapse; the higher the ranking above the median, the higher the share award. The amount to be paid to the company by participants to obtain the shares at vesting is zero.

A summary of the status of the TSR Long-Term Incentive Plan as at 31 December 2005 and 2004 and changes during the year ended on these dates is presented below:

	2005	2004
	Number of	Number of
	shares	shares

NV shares of €0.51
Outstanding at 1 January	360 829	327 345
Awarded	112 442	120 526
Vested(j)	–	(71 564)
Forfeited	(3 663)	(15 478)
Expired(k)	(112 833)	–

Outstanding at 31 December	356 775	360 829

Exercisable at 31 December	–	–

PLC shares of 1.4p
Outstanding at 1 January	2 440 310	2 249 384
Awarded	782 600	829 159
Vested(j)	–	(533 481)
Forfeited	(24 344)	(104 752)
Expired(k)	(798 284)	–

Outstanding at 31 December	2 400 282	2 440 310

Exercisable at 31 December	–	–

(j)	2001 award vested 100% as ranking was 6th.
(k)	2002 award expired (zero vesting) as ranking was 13th.

	2005	2004

NV share award value information
Fair value per share award(l)	€40.56	€41.81

PLC share award value information
Fair value per share award(l)	£4.04	£4.02

(l)	Estimated using option pricing models taking account of peer group TSR volatilities and correlations.

Unilever Annual Report and Accounts 2005	139

Back to Contents

Notes to the consolidated accounts
Unilever Group

31 Share-based compensation plans (continued)

(vi) North America Performance Share Programme
This long-term incentive plan for North American managers, introduced in 2001, awards Unilever shares if company and personal performance targets are met over a three-year period. The amount to be paid to the company by participants to obtain the shares at vesting is zero.

A summary of the status of the North America Performance Share Programme as at 31 December 2005 and 2004 and changes during the years ended on these dates is presented below:

	2005	2004
	Number of	Number of
	shares	shares

NV New York shares of €0.51
Outstanding at 1 January	1 690 076	1 771 343
Awarded	431 439	543 479
Vested	(552 112)	(600 707)
Forfeited	(73 021)	(24 039)

Outstanding at 31 December	1 496 382	1 690 076

Exercisable at 31 December	–	–

PLC shares of 1.4p in the form of ADRs(f)
Outstanding at 1 January	12 619 508	13 202 916
Awarded	3 219 260	4 057 444
Vested	(4 121 340)	(4 482 896)
Forfeited	(545 868)	(157 956)

Outstanding at 31 December	11 171 560	12 619 508

Exercisable at 31 December	–	–

(f) 1 ADR is equivalent to 4 PLC shares.

	2005	2004

NV share award value information(h)
Fair value per share award	$68.40	$65.98

PLC share award value information(h)
Fair value per share award	$10.02	$9.64

(h) Weighted average of share awards granted during each period.

(vii) Restricted Share Plan
In specific one-off cases a number of executives are awarded the right to receive NV and PLC shares at a specified date in the future, on the condition that they are still employed by Unilever at that time. The amount to be paid to the company by participants to obtain the shares at vesting is zero.

A summary of the status of the Restricted Share Plan as at 31 December 2005 and 2004 and changes during the years ended on these dates is presented below:

	2005	2004
	Number of	Number of
	shares	shares

NV shares of €0.51
Outstanding at 1 January	47 713	40 498
Awarded	12 262	7 595
Vested	(5 005)	(380)
Forfeited	–	–

Outstanding at 31 December	54 970	47 713

PLC shares of 1.4p
Outstanding at 1 January	227 561	216 382
Awarded	64 292	13 681
Vested	(37 080)	(2 502)
Forfeited	–	–

Outstanding at 31 December	254 773	227 561

	2005	2004

NV share award value information(h)
Fair value per share award	€54.24	€53.43

PLC share award value information(h)
Fair value per share award	£5.55	£5.30

(h) Weighted average of share awards granted during each period.

140	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

31 Share-based compensation plans (continued)

(viii) Other plans
During 2004 Unilever offered a special cash award to selected senior managers with the purpose of retaining them. This cash-settled share-based plan provides a payment after three years linked to the development of the Unilever share price, on the condition of continued employment with the Group.

A summary of the status of the other plans as at 31 December 2005 and 2004 and changes during the years ended on these dates is presented below:

	2005	2004
	Number of	Number of
	shares	shares

NV €0.51 share substitute
Outstanding at 1 January	300 000	–
Awarded	–	300 000
Vested	–	–
Forfeited	(5 800)	–

Outstanding at 31 December	294 200	300 000

PLC 1.4p share substitute
Outstanding at 1 January	2 000 000	–
Awarded	–	2 000 000
Vested	–	–
Forfeited	(38 700)	–

Outstanding at 31 December	1 961 300	2 000 000

The accrued balance for the cash-settled plan (2005: €13 million; 2004: €2 million) is included in other payables in note 20 on page 113.

Additional information
At 31 December 2005, there were options outstanding to purchase 19 830 853 (2004: 20 835 073) €0.51 ordinary NV shares, and 89 321 974 (2004: 102 249 614) 1.4p ordinary PLC shares in respect of share-based compensation plans of NV and its subsidiaries and the North American plans, and 4 810 872 (2004: 5 183 084) €0.51 ordinary NV shares and 42 824 050 (2004: 49 182 073) 1.4p ordinary PLC shares in respect of share-based compensation plans of PLC and its subsidiaries.

To satisfy the options granted, certain NV group companies hold 19 791 377 (2004: 25 120 635) certificates or depositary receipts of ordinary shares of NV and 89 603 627 (2004: 93 850 655) of PLC and a forward equity contract to buy 10 000 000 PLC shares in 2006, and trusts in Jersey and the United Kingdom hold 43 232 118 (2004: 48 888 961) PLC shares. The trustees of these trusts have agreed, until further notice, to waive dividends on these shares, save for the nominal sum of 0.01p per 1.4p ordinary share. Shares acquired during 2005 represent 1.6% of the Group’s called up capital. The balance at year end is 3.9% (2004: 4.6%).

The book value of €2 258 million (2004: €2 625 million) of all shares held in respect of share-based compensation plans for both NV and PLC is eliminated on consolidation by deduction from other reserves (see note 25 on page 125). Their market value at 31 December 2005 was €2 261 million (2004: €2 273 million).

At 31 December 2005 the exercise price of 7 850 127 (2004: 20 224 246) NV options and of 44 867 061 (2004: 88 066 266) PLC options was above the market price of the shares.

Shares held to satisfy options are accounted for in accordance with IAS 32 and SIC 12. All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves. In 2005 this includes €7 million (2004: €3 million) for shares held to meet options expiring in the short term which are priced above market value. The basis of the charge to operating profit for the economic value of options granted is discussed on page 132.

Obligations over the following number of shares were granted, exercised, forfeited or expired between 31 December 2005 and 28 February 2006. In this period we have also, in line with prior years practice, purchased 148 443 NV New York shares and 852 848 PLC shares in the form of ADRs to satisfy awards under the North America Executive Option and Share Matching Plans.

Exercised,
			Granted		forfeited or expired

	Shares		Shares		Shares		Shares
	of 1.4p	(m)	of €0.51	(n)	of 1.4p	(m)	of €0.51	(n)

All-Employee Option Plans	–		–		183 670		37 180
Executive Option Plans	–		–		2 179 918		240 261
Global Performance Share Plan	–		–		–		1 971
Share Matching Plans	–		–		4 746		698
TSR Long-Term Incentive Plan	–		–		–		–
North America Performance Share Programme	–		–		62 176		8 329
Restricted Share Plan	–		–		–		–
Other plans	–		–		–		–

(m)	When under a North American plan, in the form of PLC ADRs.
(n)	When under a North American plan, in the form of NV New York shares.

Unilever Annual Report and Accounts 2005	141

Back to Contents

Notes to the consolidated accounts
Unilever Group

32   Related party transactions

The following related party balances existed with associate or joint venture businesses at 31 December:

	€ million	€ million
Related party balances	2005	2004

Trading and other balances due (to)/from joint ventures	85	87
Trading balances due (to)/from associates	(8)	29

Joint ventures
As discussed in note 28 on page 128, Unilever completed the restructuring of its Portuguese foods business during the year. Balances owed by FIMA at 31 December 2005 were €85 million (2004: €87 million).

In July 2004 in the UK, Unilever formed a joint venture with Arlington Science Park Ltd. and sold its property at the Colworth site for a total consideration of €46 million.

Associates
After the sale of DiverseyLever, our institutional and industrial cleaning business, to Johnson Professional Holdings Inc. in 2002, Unilever has a one-third equity stake in the combined JohnsonDiversey business, with an option to exit the business from 2007. At 31 December 2005 the outstanding balance payable to JohnsonDiversey Holdings Inc. was €8 million (2004: €29 million receivable). Sales agency fees to JohnsonDiversey were incurred of approximately €76 million in 2005 (2004: €68 million).

Langholm Capital Partners invests in private European companies with above-average longer-term growth prospects. It has invested in Physcience, a French natural food supplements business, and Noiro, the leading company in the mass prestige personal care market in Finland. To build business opportunities that fit our core business interests in Foods and Home and Personal Care, we have committed €97 million to Langholm Capital Partners on a total of €242 million raised funds. At 31 December 2005 the outstanding balance with Langholm Capital Partners was not material.

Other related parties
In 2004 Patrick Cescau, the then Chairman of Unilever PLC, and his wife purchased a house from Immobilia Transholme B.V., a group company ultimately owned by NV, for €3 348 000 (£2 270 000). The full Boards, acting on the recommendation of the Remuneration Committee and without the participation of Mr Cescau, gave their prior approvals to the purchase, which was made at full market value based on two independent valuations of the property.

33   Key management personnel
For 2004 key management personnel included the Executive Directors, Non-Executive Directors and Business Presidents described on pages 68 and 69 of the 2004 Report and Accounts. Following a change in the management structure which took place in 2005 key management for 2005 for reporting purposes became the members of the UEx together with the Non-Executive Directors described on page 49.

	€ million	€ million
Key management compensation	2005	2004

Salaries and short-term employee benefits	13	21
Non-Executive Directors’ fees	1	1
Post-employment benefits	4	5
Other long-term benefits (all share-based)	1	13
Termination payments	1	2

	20	42

Of which:
Executive Directors	16	24
Non-Executive Directors	1	1
Other	3	17

	20	42

Details of the remuneration of Directors are given in the auditable part of the report of the Remuneration Committee as defined on page 69. See also note 32 above for information on related party transactions.

142	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

33   Key management personnel (continued)

The following tables give aggregate information regarding share awards for key management personnel in 2005. Further details of the Executive share plans are shown in the report of the Remuneration Committee and in note 31 on pages 132 to 141. For those members of UEx who were appointed during the year, the opening balances are as at the date of appointment.

Conditional awards under the TSR Long-Term Incentive Plan

	Balance of			Balance of
	conditional shares	Conditional awards	Conditional awards	conditional shares
Share type	at 1 January 2005	made in 2005	vested/lapsed in 2005	at 31 December 2005

NV	124 269	17 752	(26 908)	115 113
PLC	842 734	123 664	(190 439)	775 959
NV NY	9 471	–	–	9 471
PLC (held as ADRs)	63 820	–	–	63 820

Share options

	Balance of options			Balance of options at
Share type	at 1 January 2005	Granted	Exercised/lapsed	31 December 2005

NV	666 130	11 829	(150)	677 809
PLC	4 701 468	85 033	(11 917)	4 774 584
NV NY	121 500	820	–	122 320
PLC (held as ADRs)	810 860	5 400	–	816 260

Global Performance Share Plan

	Balance of		Balance of
	conditional awards	Conditional grants	conditional shares at
Share type	at 1 January 2005	made 2005	31 December 2005

NV	–	13 000	13 000
PLC	–	87 500	87 500
NV NY	–	9 825	9 825
PLC (held as ADRs)	–	65 400	65 400

Share Matching Plan

	Balance of			Balance of
	conditional awards	Conditional awards	Shares vested	conditional shares at
Share type	at 1 January 2005	made in 2005	in 2005	31 December 2005

NV	28 291	1 479	(11 120)	18 650
PLC	192 947	10 309	(80 620)	122 636
NV NY	3 433	–	(204)	3 229
PLC (held as ADRs)	23 604	–	(1 508)	22 096

North America Performance Share Plan

	Balance of			Balance of
	conditional awards	Conditional awards	Shares vested	conditional shares at
Share type	at 1 January 2005	made in 2005	in 2005	31 December 2005

NV NY	19 650	4 700	–	24 350
PLC (held as ADRs)	146 400	32 080	–	178 480

North America Restricted Stock Plan

	Balance of			Balance of
	conditional awards	Conditional awards	Shares vested	conditional shares at
Share type	at 1 January 2005	made in 2005	in 2005	31 December 2005

NV NY	4 963	241	–	5 204

34   Events after the balance sheet date

On 9 February 2006, Unilever announced that it would be putting the majority of the frozen foods businesses in Europe up for sale. The intended sale includes the frozen food portfolio under the Iglo and Birds Eye brands in Austria, Belgium, France, Germany, Greece, Ireland, the Netherlands, Portugal, Spain and the United Kingdom. As at 28 February 2006, it was not possible to quantify the financial impact of this announcement.

Unilever Annual Report and Accounts 2005	143

Back to Contents

Notes to the consolidated accounts
Unilever Group

35   First time adoption of International Financial Reporting Standards

Unilever has adopted International Financial Reporting Standards (IFRSs) as adopted by the EU with effect from 1 January 2005, with a transition date of 1 January 2004. IAS 32 and IAS 39 in respect of financial instruments and IFRS 5 in respect of non-current assets and asset groups held for disposal have been applied with effect from 1 January 2005.

Goodwill and indefinite-lived intangible assets
Under IFRSs, from 1 January 2004 onwards, we no longer apply systematic amortisation to goodwill and intangible assets with an indefinite life, but instead review these assets for impairment on at least an annual basis. The amortisation charge under previous GAAP for all goodwill and indefinite lived intangible assets in 2004 was €1 040 million. On disposal, goodwill acquired and written off on acquisition prior to 1 January 1998 are no longer reinstated as part of the profit or loss on disposal.

We have applied the exemption in IFRS 1 relating to business combinations and therefore the carrying value under previous GAAP as at 31 December 2003 of €13 457 million for goodwill is its deemed cost at the date of transition to IFRSs. Under IFRSs, the deemed cost of indefinite lived intangibles at the date of transition to IFRSs is the original cost at which these assets were initially recognised on the balance sheet, which amounted to €4 516 million. The write-back of accumulated amortisation on these assets results in a deemed cost which is €749 million higher than their carrying value as at 31 December 2003. These changes resulted in an additional impairment charge for Slim•Fast amounting to €200 million in the year to 31 December 2004.

Software
Under IFRSs we capitalise the costs of purchased and internally developed software that meet the criteria for capitalisation established by IAS 38. This software is amortised over its useful life, typically a period of five years. The net book value of purchased and internally developed software as at 1 January 2004 and at 31 December 2004 amounted to €103 million and €166 million respectively; the amortisation charge for the year ended 31 December 2004 amounted to €21 million.

Development costs
The IFRS standard on intangible assets, IAS 38, requires development costs to be capitalised where certain specific criteria are met. Costs may only be capitalised once the flow of economic benefits is assured. For Unilever this is evident only shortly before a product is launched into the market and the level of costs incurred after these criteria have been met is not significant.

Biological assets
Under IFRSs we recognise biological assets, being tea bushes and oil palm trees, at fair value less estimated point-of-sale costs. Any changes in the fair value of such biological assets are recognised in the income statement. Point-of-sale costs include all costs that would be necessary to sell the assets, excluding costs necessary to get them to market.

The fair value of tea bushes and oil palm trees as at 1 January 2004 and 31 December 2004 was €29 million and €33 million respectively. The net effect on the income statement for the year ended 31 December 2004 was a credit of €5 million.

Pensions and similar obligations
Under IFRSs Unilever’s accounting policy for pensions is substantially unchanged, since we apply the option allowed under IAS 19 to take actuarial gains and losses directly to equity through the Statement of Recognised Income and Expense (SORIE). There are, however, a number of minor differences under IAS 19 that give rise to small variations in the figures previously reported. The most significant of these changes are the use of the government bond rate as the discount rate for calculating pension liabilities in countries where no AA corporate bond rate exists and the required use of bid value to measure plan assets rather than mid-market value.

In addition, deferred tax balances arising in respect of pension assets and liabilities are no longer netted off against those pension balances, but under IFRSs are classified together with other deferred tax balances. The deferred tax balance relating to pensions under previous GAAP amounted to assets of €1 445 million and liabilities of €252 million as at 1 January 2004 and assets of €1 519 million and liabilities of €208 million as at 31 December 2004.

The impact of the change in the remeasurement of plan assets to a bid value basis was a decrease of €34 million as at 1 January 2004 and a decrease of €36 million as at 31 December 2004. Pension liabilities did not change at 1 January 2004 and increased by €15 million as at 31 December 2004. The impact on the income statement for the year ended 31 December 2004 was a credit of €1 million.

Deferred tax
Under IFRSs deferred tax is recognised in respect of all taxable temporary differences arising between the tax base and the accounting base of balance sheet items. This means that deferred tax is recognised on certain temporary differences that would not have given rise to deferred tax under previous GAAP.

The additional deferred tax included in the balance sheet under IFRSs amounted to a net movement excluding reclassifications of €1 095 million as at 1 January 2004 and €1 068 million as at 31 December 2004. Included in these amounts is a deferred tax liability relating to intangible assets (trademarks and unpatented technologies) which were recognised at the time of the Bestfoods acquisition. As the Bestfoods acquisition was a share-based transaction, these intangible assets have a zero tax base. IAS 12 requires that a deferred tax liability amounting to €1 144 million as at 1 January 2004 and €1 071 million as at 31 December 2004 is recognised in respect of these intangible assets. Normally, recognition of this deferred tax liability would lead to a corresponding increase in goodwill, but under the exemption applied under IFRS 1 relating to business combinations Unilever is precluded from adjusting the carrying value of goodwill in respect of acquisitions prior to the transition date. Recognition of this new deferred tax liability under IFRSs therefore resulted in an equivalent reduction in equity at the transition date.

144	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

35 First time adoption of International Financial
Reporting Standards (continued)

IFRSs also require separate disclosure of deferred tax assets and liabilities on the face of the balance sheet. The deferred tax assets previously included within current assets under previous GAAP amounted to €637 million as at the transition date and €973 million as at 31 December 2004. Deferred tax balances arising in respect of pension assets and liabilities are no longer netted off against pension balances. This has led to the overall reclassification of deferred tax balances within the balance sheet. The deferred tax assets in respect of pension liabilities under previous GAAP were €1 445 million as at the transition date and €1 519 million as at 31 December 2004. Deferred tax liabilities under previous GAAP in respect of pension liabilities were €252 million as at the transition date and €208 million as at 31 December 2004.

Joint ventures and associates
Under IFRSs we continue to account for joint ventures and associates using the equity method. However, the presentation of the results of joint ventures and associates has changed, as IAS 1 requires that the share of profit or loss after tax from joint ventures and associates is presented as a separate item on the face of the income statement as part of profit before tax, but below operating profit. There is no impact on net profit as a result of this change. Our share of joint venture turnover in 2004 amounted to €197 million, and operating profit from joint ventures amounted to €44 million. Under IFRSs our turnover excludes the share of turnover of joint ventures.

Dividends
Under IFRSs proposed dividends do not meet the definition of a liability until such time as they have been approved by shareholders at the Annual General Meeting. Therefore we no longer recognise a liability in any period for dividends that have been proposed but will not be approved until after the balance sheet date. The proposed final dividends for 2004 amounted to €1 215 million. As at 1 January 2004 the proposed final dividends for 2003 amounted to €1 120 million. These amounts have been reclassified from current liabilities to retained profit.

Financial instruments (including preference shares)
From 1 January 2005 Unilever has applied IAS 32 and IAS 39. No restatements were made to the income statement for the year ended 31 December 2004 and the balance sheets as at 1 January 2004 and 31 December 2004. These standards have many detailed consequences, of which the key areas of impact are described below:

Classification of preference shares
Under IAS 32, from 1 January 2005 onwards, the NV preference share capital is classified as a liability rather than as part of equity. Also from 1 January 2005 onwards, all of the dividends on these preference shares are recognised in the income statement as part of interest expense. The carrying value of these preference shares as at 31 December 2004 was €1 502 million.

Non-derivative financial assets and liabilities
IAS 39 requires certain non-derivative financial assets (those classified as
‘available-for-sale’) to be held at fair value with unrealised movements in fair value recognised directly within equity. Non-derivative financial liabilities will continue to be measured at amortised cost, unless they form part of a fair value hedge accounting relationship when they are measured at amortised cost plus the fair value of the hedged risk.

Derivative financial instruments
We use certain derivative financial instruments for the purposes of hedging foreign exchange and interest rate risk. IAS 39 requires recognition of all derivative financial instruments on the balance sheet and that they are measured at fair value. Income statement volatility can be avoided by applying hedge accounting, for which the standard prescribes detailed requirements. As a result, from 1 January 2005, we recognise all derivative financial instruments on balance sheet at fair value and apply the new hedge accounting methodology to all significant qualifying hedging relationships.

Non-current assets and disposal groups held for sale
We have applied the provisions of IFRS 5 with effect from 1 January 2005. Application of this standard resulted in reclassifications of non-current assets and disposal groups held for sale in the balance sheet as at 1 January 2005, but did not significantly affect the asset values themselves.

Other

Foreign currency translation differences
Applying the exemption under IFRS 1, we measure and record all cumulative foreign currency translation differences arising after the transition date of 1 January 2004. These differences are classified as a separate component of equity. On disposal of a foreign operation the cumulative translation differences are transferred to the income statement as part of the gain or loss on disposal.

Leasehold land
Under IAS 17 leases relating to land are generally classified as operating leases because land has an indefinite economic life. Leasehold land usually requires a premium to be paid in advance. Under previous GAAP we capitalised this payment within fixed assets (as property, plant and equipment) and depreciated it over the length of the lease. Under IFRSs this premium is classified as a prepayment within trade and other receivables due after more than one year. As at 1 January 2004 the capitalised amount relating to leasehold land amounted to €58 million.

Cash flow
The transition from previous GAAP to IFRSs has no effect upon the cash flows generated by Unilever. The IFRS cash flow statement is presented in a different format from that required by previous GAAP, with cash flows split into three categories of activities – operating activities, investing activities and financing activities. The reconciling items between the previous GAAP presentation and the IFRSs presentation have no net impact on the cash flows generated.

In preparing the cash flow statement under IFRSs, cash and cash equivalents include cash at bank and in hand, highly liquid interest bearing securities with original maturities of three months or less, and bank overdrafts. Under previous GAAP, highly liquid interest bearing securities were not classified as cash equivalents.

Unilever Annual Report and Accounts 2005	145

Back to Contents

Notes to the consolidated accounts
Unilever Group

35 First time adoption of International Financial Reporting Standards (continued)
Reconciliation of equity at the transition date of 1 January 2004

	€ million	€ million	€ million	€ million
		Goodwill and
	Previously	indefinite-
	reported	lived
	under previous	intangible		Biological
	GAAP	assets	Software	assets

Non-current assets
Goodwill	13 457	4	–	–
Intangible assets	4 256	749	103	–
Property, plant and equipment	6 655	–	–	(40)
Biological assets	–	–	–	29
Joint ventures and associates	56	–	–	–
Other non-current investments	143	–	–	–
Pension asset for funded schemes in surplus	490	–	–	–
Trade and other receivables due after more than one year	799	–	–	–
Deferred tax assets	–	–	–	–

Total non-current assets	25 856	753	103	(11)

Current assets
Inventories	4 175	–	–	–
Trade and other current receivables	5 082	–	–	–
Other financial assets	1 491	–	–	–
Cash and cash equivalents	1 854	–	–	–

Total current assets	12 602	–	–	–

Current liabilities
Borrowings due within one year	(7 434)	–	–	–
Trade payables and other current liabilities	(9 640)	–	–	–
Current tax liabilities	–	–	–	–

Total current liabilities	(17 074)	–	–	–

Net current assets/(liabilities)	(4 472)	–	–	–

Total assets less current liabilities	21 384	753	103	(11)

Non-current liabilities
Borrowings due after more than one year	8 466	–	–	–
Trade payables and other liabilities due after more than one year	664	–	–	–
Non-current tax liabilities	–	–	–	–
Pension liability for funded schemes in deficit	1 629	–	–	–
Pension liability for unfunded schemes	2 620	–	–	–
Restructuring and other provisions	898	–	–	–
Deferred tax liabilities	747	–	33	(1)

Total non-current liabilities	15 024	–	33	(1)

Shareholders’ equity
Called up share capital	642	–	–	–
Share premium account	1 530	–	–	–
Other reserves	(2 442)	–	–	–
Retained profit	6 190	753	69	(8)

Total shareholders’ equity	5 920	753	69	(8)
Minority interests	440	–	1	(2)

Total equity	6 360	753	70	(10)

Total capital employed	21 384	753	103	(11)

146	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Pensions	Deferred tax	Tax	Joint			Total effect	Restated
and similar	restatement	reclassifying	ventures and			of transition	under
obligations	effect	effect	associates	Dividends	Other	to IFRSs	IFRSs

–	–	–	–	–	–	4	13 461
–	–	–	–	–	–	852	5 108
–	–	–	–	–	(58)	(98)	6 557
–	–	–	–	–	–	29	29
–	–	–	–	–	–	–	56
182	–	–	–	–	378	560	703
(49)	–	252	–	–	–	203	693
–	–	(637)	–	–	58	(579)	220
–	–	1 155	–	–	–	1 155	1 155

133	–	770	–	–	378	2 126	27 982

–	–	–	–	–	(1)	(1)	4 174
–	–	–	–	–	(375)	(375)	4 707
–	–	–	–	–	106	106	1 597
–	–	–	–	–	(106)	(106)	1 748

–	–	–	–	–	(376)	(376)	12 226

–	–	–	–	–	–	–	(7 434)
–	–	728	–	1 120	(2)	1 846	(7 794)
–	–	(728)	–	–	–	(728)	(728)

–	–	–	–	1 120	(2)	1 118	(15 956)

–	–	–	–	1 120	(378)	742	(3 730)

133	–	770	–	1 120	–	2 868	24 252

–	–	–	–	–	–	–	8 466
–	–	(330)	–	–	–	(330)	334
–	–	330	–	–		330	330
14	–	664	–	–	–	678	2 307
153	–	780	–	–	–	933	3 553
–	–	–	–	–	–	–	898
(11)	1 095	(674)	–	–	–	442	1 189

156	1 095	770	–	–	–	2 053	17 077

–	–	–	–	–	–	–	642
–	–	–	–	–	–	–	1 530
–	–	–	–	–	–	–	(2 442)
(23)	(1 095)	–	–	1 120	–	816	7 006

(23)	(1 095)	–	–	1 120	–	816	6 736
–	–	–	–	–	–	(1)	439

(23)	(1 095)	–	–	1 120	–	815	7 175

133	–	770	–	1 120	–	2 868	24 252

Unilever Annual Report and Accounts 2005	147

Back to Contents

Notes to the consolidated accounts
Unilever Group

35 First time adoption of International Financial Reporting Standards (continued)
Reconciliation of profit for the year ended 31 December 2004

	€ million	€ million	€ million	€ million	€ million	€ million
		Goodwill and
	Previously	indefinite
	reported	lived			Pensions	Deferred tax
	under previous	intangible		Biological	and similar	restatement
	GAAP	assets	Software	assets	obligations	effect

Turnover	40 366	–	–	–	–	–

Turnover of joint ventures	(197)	–	–	–	–	–

Operating costs	(36 758)	815	66	7	–	–

Share of operating profit of joint ventures	44	–	–	–	–	–

Operating profit/(loss)	3 455	815	66	7	–	–

After charging:
Impairment of Slim•Fast	(591)	(200)	–	–	–	–
Provision for Brazilian sales tax	(169)	–	–	–	–	–

Share of operating profit of associates	42	7	–	–	–	–
Finance costs	(628)	–	–	–	–	–
Other finance income/(cost) –
pensions and similar obligations	(61)	–	–	–	1	–
Share of net profit of joint ventures	–	–	–	–	–	–
Share of net profit of associates	–	–	–	–	–	–
Other income from non-current investments	31	–	–	–	23	–

Profit/(loss) before taxation	2 839	822	66	7	24	–
Taxation	(782)	17	(17)	(2)	(8)	(16)

Net profit/(loss) for the year	2 057	839	49	5	16	(16)
Net profit from discontinued operations

Net profit

Attributable to:
Minority interests	181	2	1	2	–	–
Shareholders’ equity	1 876	837	48	3	16	(16)

(a) See ‘Turnover definition’ on page 20.

148	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

€ million	€ million	€ million	€ million	€ million	€ million		€ million	€ million	€ million
					Change
Tax	Joint			Total effect	relating to		Restated	Adjustment for	As reported
reclassifying	ventures and			of transition	turnover		under	discontinued	in Income
effect	associates	Dividends	Other	to IFRSs	definition	(a)	IFRSs	operations	Statement

–	(197)	–	–	(197)	(1 061)		39 108	(542)	38 566

–	197	–	–	197	–		–	–	–

–	–	–	14	902	1 061		(34 795)	468	(34 327)

–	(44)	–	–	(44)	–		–	–	–

–	(44)	–	14	858	–		4 313	(74)	4 239

–	–	–	–	(200)	–		(791)	–	(791)
–	–	–	–	–	–		(169)	–	(169)

–	(49)	–	–	(42)	–		–	–	–
–	47	–	10	57	–		(571)	(1)	(572)
–	–	–	–	1	–		(60)	2	(58)
–	39	–	–	39	–		39	–	39
–	2	–	–	2	–		2	–	2
–	–	–	–	23	–		54	–	54

–	(5)	–	24	938	–		3 777	(73)	3 704
–	5	–	(33)	(54)	–		(836)	26	(810)

–	–	–	(9)	884	–		2 941	(47)	2 894
								47	47

								–	2 941
–	–	–	–	5	–		186	–	186
–	–	–	(9)	879	–		2 755	–	2 755

Unilever Annual Report and Accounts 2005	149

Back to Contents

Notes to the consolidated accounts
Unilever Group

35 First time adoption of International Financial Reporting Standards (continued)
Reconciliation of equity at 31 December 2004 and 1 January 2005

	€ million	€ million	€ million	€ million	€ million	€ million
	Previously	Goodwill and
	reported	indefinite-
	under previous	lived			Pensions	Deferred tax
	GAAP at	intangible		Biological	and similar	restatement
	31 December 2004	assets	Software	assets	obligations	effect

Non-current assets
Goodwill	11 508	575	–	–	–	–
Intangible assets	3 830	928	166	–	–	–
Property, plant and equipment	6 271	–	–	(36)	–	–
Biological assets	–	–	–	33	–	–
Joint ventures and associates	54	–	–	–	–	–
Other non-current investments	148	–	–	–	174	–
Pension asset for funded schemes in surplus	456	–	–	–	(39)	–
Trade and other receivables due after more
than one year	1 198	–	–	–	–	–
Deferred tax assets	–	–	–	–	–	–

Total non-current assets	23 465	1 503	166	(3)	135	–

Assets held for sale

Current assets
Inventories	3 758	–	–	–	–	–
Trade and other current receivables	4 505	–	–	–	–	–
Other financial assets	1 016	–	–	–	–	–
Cash and cash equivalents	1 587	–	–	–	–	–

Total current assets	10 866	–	–	–	–	–

Current liabilities
Borrowings due after more than one year	(5 155)	–	–	–	–	–
Trade payables and other current liabilities	(9 415)	–	–	–	–	–
Current tax liabilities	–	–	–	–	–	–
Restructuring and other provisions	–	–	–	–	–	–

Total current liabilities	(14 570)	–	–	–	–	–

Net current assets/(liabilities)	(3 704)	–	–	–	–	–

Total assets less current liabilities	19 761	1 503	166	(3)	135	–

Non-current liabilities
Borrowings due after more than one year	6 893	–	–	–	–	–
Trade payables and other liabilities due after
more than one year	717	–	–	–	–	–
Non-current tax liabilities	–	–	–	–	–	–
Pension liability for funded schemes in deficit	1 681	–	–	–	43	–
Pension liability for unfunded schemes	2 693	–	–	–	143	–
Restructuring and other provisions	1 370	(6)	–	–		–
Deferred tax liabilities	511	(33)	50	1	(15)	1 068

Total non-current liabilities	13 865	(39)	50	1	171	1 068

Liabilities held for sale

Shareholders’ equity
Called up share capital	642	–	–	–	–	–
Share premium account	1 530	–	–	–	–	–
Other reserves	(2 735)	–	–	–	–	–
Retained profit	6 097	1 540	115	(4)	(36)	(1 068)

Total shareholders’ equity	5 534	1 540	115	(4)	(36)	(1 068)
Minority interests	362	2	1	–	–	–

Total equity	5 896	1 542	116	(4)	(36)	(1 068)

Total capital employed	19 761	1 503	166	(3)	135	–

150	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the consolidated accounts
Unilever Group

€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
					Restated			Restated
					under	Financial	Non-current	under
Tax	Joint			Total effect	IFRSs at	instruments	assets and asset	IFRSs at
reclassifying	ventures and			of transition	31 December	(including	groups held	1 January
effect	associates	Dividends	Other	to IFRSs	2004	preference shares)	for sale	2005

–	–	–	–	575	12 083	–	(133)	11 950
–	–	–	–	1 094	4 924	–	(60)	4 864
–	–	–	(54)	(90)	6 181	–	(130)	6 051
–	–	–	–	33	33	–	–	33
–	–	–	–	–	54	–	–	54
–	–	–	376	550	698	–	(1)	697
208	–	–	–	169	625	–	–	625

(973)	–	–	54	(919)	279	468	–	747
1 491	–	–	–	1 491	1 491	–	–	1 491

726	–	–	376	2 903	26 368	468	(324)	26 512

					n/a	–	375	375

–	–	–	(2)	(2)	3 756	–	(16)	3 740
–	–	–	(374)	(374)	4 131	581	(27)	4 685
–	–	–	(3)	(3)	1 013	(480)	–	533
–	–	–	3	3	1 590	–	(8)	1 582

–	–	–	(376)	(376)	10 490	101	(51)	10 540

–	–	–	–	–	(5 155)	(1 293)	–	(6 448)
686	–	1 215	–	1 901	(7 514)	(71)	14	(7 571)
(686)	–	–	(32)	(718)	(718)	–	–	(718)
–	–	–	(799)	(799)	(799)	–	–	(799)

–	–	1 215	(831)	384	(14 186)	(1 364)	14	(15 536)

–	–	1 215	(1 207)	8	(3 696)	(1 263)	(37)	(4 996)

726	–	1 215	(831)	2 911	22 672	(795)	14	21 891

–	–	–	–	–	6 893	328	–	7 221

(278)	–	–	–	(278)	439	(5)	–	434
278	–	–	–	278	278	–	–	278
615	–	–	–	658	2 339	–	–	2 339
904	–	–	–	1 047	3 740	–	(3)	3 737
–	–	–	(799)	(805)	565	–	(2)	563
(793)	–	–	–	278	789	(4)	–	785

726	–	–	(799)	1 178	15 043	319	(5)	15 357

					n/a	–	19	19

–	–	–	–	–	642	(130)	–	512
–	–	–	–	–	1 530	(1 372)	–	158
–	–	–	180	180	(2 555)	(19)	–	(2 574)
–	–	1 215	(212)	1 550	7 647	407	–	8 054

–	–	1 215	(32)	1 730	7 264	(1 114)	–	6 150
–	–	–	–	3	365	–	–	365

–	–	1 215	(32)	1 733	7 629	(1 114)	–	6 515

726	–	1 215	(831)	2 911	22 672	(795)	14	21 891

Unilever Annual Report and Accounts 2005	151

Back to Contents

Historical information
Unilever Group

Selected financial data under IFRSs

	€ million	€ million
Consolidated income statement	2005	2004

Continuing operations:
Turnover	39 672	38 566
Operating profit	5 314	4 239
Profit before taxation	4 751	3 704
Net profit from continuing operations	3 502	2 894
Net profit from discontinued operations	473	47
Net profit	3 975	2 941

Combined earnings per share(a)	2005	2004

Total operations
Basic earnings per share
Euros per €0.51 of ordinary capital	3.88	2.83
Euro cents per 1.4p of ordinary capital	58.17	42.46
Diluted earnings per share
Euros per €0.51 of ordinary capital	3.76	2.72
Euro cents per 1.4p of ordinary capital	56.40	40.78
Continuing operations
Basic earnings per share
Euros per €0.51 of ordinary capital	3.39	2.78
Euro cents per 1.4p of ordinary capital	50.87	41.72
Diluted earnings per share
Euros per €0.51 of ordinary capital	3.29	2.67
Euro cents per 1.4p of ordinary capital	49.33	40.08

	€ million	€ million
Consolidated balance sheet	2005	2004

Total assets	39 376	36 858
Total assets less total liabilities	8 765	7 629
Shareholders’ equity	8 361	7 264

	€ million	€ million
Consolidated cash flow statement	2005	2004

Cash flow from operating activities	5 924	6 925
Income tax paid	(1 571)	(1 378)
Net cash flow from/(used in) investing activities	515	(120)
Net cash flow from/(used in) financing activities	(4 821)	(5 938)
Net increase/(decrease) in cash and cash equivalents	47	(511)

Ratios and other metrics	2005	2004

Ungeared Free Cash Flow (€ million)(b)	4 011	5 346
Net profit margin (%)(c)	9.5	7.1
Return on invested capital (%)(d)	12.5	10.7
Ratio of earnings to fixed charges (times)(e)	7.4	5.4

(a)	For the basis of the calculations of combined earnings per share see note 8 on page 97.
(b)	As defined on page 17.
(c)	Net profit margin is expressed as net profit attributable to shareholders’ equity as a percentage of turnover from continuing operations.
(d)	As defined on page 18.
(e)	In the ratio of earnings to fixed charges, earnings consist of net profit excluding net profit or loss of joint ventures and associates increased by fixed charges, income taxes and dividends received from joint ventures and associates. Fixed charges consist of interest payable on debt and a portion of lease costs determined to be representative of interest. This ratio takes no account of interest receivable although Unilever’s treasury operations involve both borrowing and depositing funds.

152	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Historical information (continued)
Unilever Group

Historical information as reported under previous GAAP
Unilever adopted International Financial Reporting Standards as adopted by the EU with effect from 1 January 2005, with a transition date of 1 January 2004. As required by IFRS 1 ‘First Time Adoption of International Financial Reporting Standards’, comparative information has been presented on an IFRSs basis for 2004. Profits and balance sheets for years prior to 2004 have not been restated onto an IFRSs basis. Apart from the information reported on page 155 on a US GAAP basis, we therefore do not consider it appropriate to present historical information for a five-year period. Information for the period from 2001 to 2004 as reported under our previous accounting policies (which is not directly comparable with IFRSs) is set out below and on pages 154 and 155.

For further information regarding the impact of the adoption of IFRSs on Unilever’s reported profit and equity, please refer to note 35 on pages 144 to 151.

The financial data below and on pages 154 and 155 show information derived from the audited consolidated accounts of the Unilever Group for the years 2001 to 2004, and should be read in the context of those accounts and notes. Those accounts were prepared under the accounting policies which the Group applied prior to its adoption of IFRSs. These were based on United Kingdom accounting standards and applicable Netherlands and UK law. Further information can be found in the ‘Accounting information and policies’ sections of the Report and Accounts for the years in question.

The adoption, in 2003, of UK Financial Reporting Standard 17 on pensions accounting was reflected by restating the consolidated profit and loss accounts for the years ended and the balance sheets as at 31 December 2002 and 31 December 2001.

	€ million	€ million	€ million	€ million
Consolidated profit and loss account	2004	2003	2002	2001

Group turnover	40 169	42 693	48 270	51 514

Group operating profit	3 411	5 483	5 007	4 946
After charging:
Exceptional items	(1 595)	(97)	(707)	(579)
Amortisation of goodwill and intangible assets	(1 086)	(1 139)	(1 245)	(1 387)
Income from fixed investments	117	68	111	96
Interest	(689)	(1 013)	(1 065)	(1 604)

Profit on ordinary activities before taxation	2 839	4 538	4 053	3 438

Profit on ordinary activities after taxation	2 057	3 011	2 448	1 919

Net profit	1 876	2 762	2 136	1 680

Preference dividends	(28)	(27)	(42)	(51)
Dividends on ordinary capital	(1 815)	(1 682)	(1 659)	(1 530)

Result for the year retained	33	1 053	435	99

Combined earnings per share(c)
Euros per €0.51 of ordinary capital	1.92	2.82	2.14	1.66
Euro cents per 1.4p of ordinary capital	28.78	42.33	32.16	24.86

Ordinary dividends
NV – euros per €0.51 of ordinary capital	1.89	1.74	1.70	1.56
PLC – pence per 1.4p of ordinary capital	19.15	18.08	16.04	14.54

	€ million	€ million	€ million	€ million
Consolidated balance sheet	2004	2003	2002	2001

Goodwill and intangible assets	15 338	17 713	20 274	24 964
Other fixed assets and investments	6 473	6 854	8 115	10 124
Stocks	3 758	4 175	4 500	5 343
Debtors	5 703	5 881	6 571	8 024
Total cash and current investments	2 603	3 345	2 904	2 214

Total assets	33 875	37 968	42 364	50 669

Creditors due within one year	(14 570)	(17 074)	(19 955)	(23 125)

Total assets less current liabilities	19 305	20 894	22 409	27 544

Creditors due after one year	7 610	9 130	11 574	15 026
Provisions for liabilities and charges	5 799	5 404	5 514	3 411

Total long-term liabilities	13 409	14 534	17 088	18 437

Minority interests	362	440	619	670
Capital and reserves	5 534	5 920	4 702	8 437

Total capital employed	19 305	20 894	22 409	27 544

Unilever Annual Report and Accounts 2005	153

Back to Contents

Historical information (continued)
Unilever Group

Historical information as reported under previous GAAP (continued)

	€ million	€ million	€ million	€ million
By geographical area	2004	2003	2002	2001

Group turnover
Europe	17 314	18 208	19 573	20 119
The Americas	13 120	14 146	17 879	20 358
Asia Africa	9 735	10 339	10 818	11 037

	40 169	42 693	48 270	51 514

Group operating profit
Europe	1 827	2 563	1 598	2 412
The Americas	617	1 429	2 046	1 465
Asia Africa	967	1 491	1 363	1 069

	3 411	5 483	5 007	4 946

Net operating assets
Europe	9 748	11 306	12 301	11 243
The Americas	8 869	11 033	13 441	18 347
Asia Africa	2 294	2 582	2 445	2 607

	20 911	24 921	28 187	32 197

Capital expenditure
Europe	461	471	552	631
The Americas	262	316	468	551
Asia Africa	282	251	278	331

	1 005	1 038	1 298	1 513

	€ million	€ million	€ million	€ million
By operation	2004	2003	2002	2001

Group turnover
Foods	22 530	23 971	26 937	28 155
Home and Personal Care	17 639	18 722	21 333	23 359

	40 169	42 693	48 270	51 514

Group operating profit
Foods	1 267	2 648	2 083	2 136
Home and Personal Care	2 144	2 835	2 924	2 810

	3 411	5 483	5 007	4 946

Net operating assets
Foods	19 014	22 469	25 156	28 960
Home and Personal Care	1 897	2 452	3 031	3 237

	20 911	24 921	28 187	32 197

Capital expenditure
Foods	532	602	805	810
Home and Personal Care	473	436	493	703

	1 005	1 038	1 298	1 513

154	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Historical information (continued)
Unilever Group

Historical information as reported under previous GAAP (continued)

	€ million	€ million	€ million	€ million
Consolidated cash flow statement	2004	2003	2002	2001

Cash flow from operating activities	6 853	6 780	7 883	7 497
Dividends from joint ventures	60	52	83	82
Returns on investments and servicing of finance	(807)	(1 180)	(1 386)	(1 887)
Taxation	(1 378)	(1 423)	(1 817)	(2 205)
Capital expenditure and financial investment	(1 044)	(1 024)	(1 706)	(1 358)
Acquisitions and disposals	316	622	1 755	3 477
Dividends paid on ordinary share capital	(1 720)	(1 715)	(1 580)	(1 420)

Cash flow before management of liquid resources and financing	2 280	2 112	3 232	4 186
Management of liquid resources	(31)	(41)	(592)	1 106
Financing	(2 921)	(2 917)	(3 078)	(5 172)

Increase/(decrease) in cash in the period	(672)	(846)	(438)	120

Ratios	2004	2003	2002	2001

Return on invested capital (%)(d)	10.8	12.5	9.8	8.7
Net profit margin (%)(f)	4.7	6.5	4.4	3.3
Ratio of earnings to fixed charges (times)(f)	4.3	4.6	3.6	2.6

(d)	As defined on page 18.
(f)	As defined on page 152.

Selected financial data and key ratios on a US GAAP basis(g)(h)

	€ million	€ million	€ million	€ million	€ million
	2005	2004	2003	2002	2001

Turnover (total operations)(i)	39 902	39 108	41 455	46 933	50 235
Net profit attributable to shareholders’ equity (total operations)	2 646	2 686	3 807	4 210	1 446
Net profit (continuing operations)	2 629	2 820	n/a	n/a	n/a
Shareholders’ equity	14 992	14 012	13 349	11 772	13 553
Total assets	45 172	41 625	44 145	48 146	56 546

Combined net income per share (total operations)(j)(k)
Euros per €0.51 of ordinary capital	2.71	2.76	3.90	4.27	1.42
Euro cents per 1.4p of ordinary capital	40.71	41.39	58.52	64.01	21.29
Diluted net income per share (total operations)
Euros per €0.51 of ordinary capital	2.63	2.65	3.79	4.14	1.38
Euro cents per 1.4p of ordinary capital	39.43	39.70	56.81	62.11	20.72

Return on invested capital (%)	10.0	10.5	11.4	11.3	8.6
Net profit margin (%)(l)	6.7	6.9	9.2	9.0	2.9
Ratio of earnings to fixed charges (times)(f)	5.8	5.0	5.2	4.8	2.4

(f)	As defined on page 152.
(g)	During the year ended 31 December 2002, Unilever changed its method of calculating expected return on plan assets for US GAAP purposes, by adopting the actual fair market value at the balance sheet date rather than a market-related value. Had this methodology been applied in previous years, it would have resulted in an increase in net income for the year ended 31 December 2001 of €86 million.
(h)	During the year ended 31 December 2002, Unilever recognised for US GAAP reporting purposes FAS 142 which ceased amortisation of goodwill and indefinite-lived intangible assets. Amortisation expense on goodwill and indefinite-lived intangible assets on a US GAAP basis for the year ended 31 December 2001 was €1 748 million.
(i)	Turnover from continuing operations for the year was €39 672 million (2004: €38 566 million).
(j)	For the basis of the calculation of combined earnings per share see note 8 on page 97.
(k)	For information on net income per share for continuing operations, please refer to page 157.
(l)	Net profit margin is expressed as net profit attributable to shareholders’ equity as a percentage of turnover from total operations.

Unilever Annual Report and Accounts 2005	155

Back to Contents

Historical information (continued)
Unilever Group

Exchange rates

The information in the following table is based on exchange rates between euros and US dollars and euros and sterling. These translation rates were used in preparation of the accounts:

	2005	2004	2003	2002	2001

Year end
€1 = $	1.184	1.366	1.261	1.049	0.885
€1 = £	0.686	0.707	0.708	0.651	0.611

Annual average
€1 = $	1.244	1.238	1.126	0.940	0.895
€1 = £	0.684	0.678	0.691	0.628	0.622

Noon Buying Rates in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were as follows:

	2005	2004	2003	2002	2001

Year end
€1 = $	1.184	1.354	1.260	1.049	0.890

Annual average
€1 = $	1.245	1.239	1.132	0.945	0.895

High
€1 = $	1.348	1.363	1.260	1.049	0.954

Low
€1 = $	1.167	1.180	1.036	0.859	0.837

High and low exchange rate values for each of the last six months:

	September	October	November	December	January	February
	2005	2005	2005	2005	2006	2006

High
€1 = $	1.254	1.215	1.207	1.204	1.229	1.210

Low
€1 = $	1.201	1.191	1.167	1.170	1.198	1.186

On 28 February 2006, the exchange rates between euros and US dollars and euros and sterling were as follows: €1.00 = US $1.193 and €1.00 = £0.680.

156	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Additional information for US investors
Unilever Group

Unilever’s consolidated accounts are prepared in accordance with accounting principles which differ in some respects from those applicable in the United States. The following is a summary of the effect on the Group’s net profit, combined earnings per share and equity of the application of United States generally accepted accounting principles (US GAAP).

	€ million	€ million
	2005	2004

Net profit as reported in the consolidated income statement	3 975	2 941
US GAAP adjustments:
Impairment of goodwill and intangible assets	(279)	(152)
Restructuring costs	(224)	275
Capitalised interest	(36)	(34)
Biological assets	(16)	(7)
Sale and leaseback transactions	(56)	–
Financial instruments	(6)	(66)
Preference dividends	11	–
Pensions and similar obligations	(265)	(230)
Profit/(loss) on disposal of group companies	(217)	(11)
Currency retranslation written back on disposals and capital transactions	(102)	(8)
Taxation effect of above adjustments including differences in deferred tax accounting	70	159

Net increase/(decrease)	(1 120)	(74)

Net income under US GAAP	2 855	2 867
Attributable to:
Minority interests	209	181
Shareholders’ equity	2 646	2 686

Combined net income per share under US GAAP
From total operations
Basic net income per share
Euros per €0.51 of ordinary capital	2.71	2.76
Euro cents per 1.4p of ordinary capital	40.71	41.39
Diluted net income per share
Euros per €0.51 of ordinary capital	2.63	2.65
Euro cents per 1.4p of ordinary capital	39.43	39.70
From continuing operations
Basic net income per share
Euros per €0.51 of ordinary capital	2.48	2.71
Euro cents per 1.4p of ordinary capital	37.22	40.65
Diluted net income per share
Euros per €0.51 of ordinary capital	2.40	2.60
Euro cents per 1.4p of ordinary capital	36.05	39.01

	€ million	€ million
	2005	2004

Total equity as reported in the consolidated balance sheet	8 765	7 629
US GAAP adjustments:
Goodwill	4 531	4 213
Identifiable intangible assets	1 402	1 587
Restructuring costs	153	356
Capitalised interest	238	275
Biological assets	(10)	3
Sale and leaseback transactions	(56)	–
Financial instruments	60	–
Pensions and similar obligations	1 085	1 126
Preference shares	124	n/a
Taxation effect of above adjustments including differences in deferred tax accounting	(896)	(815)

Net increase/(decrease)	6 631	6 745

Equity under US GAAP	15 396	14 374
Attributable to:
Minority interests	404	362
Shareholders’ equity	14 992	14 012

Unilever Annual Report and Accounts 2005	157

Back to Contents

Additional information for US investors (continued)
Unilever Group

The consolidated accounts of the Unilever Group have been prepared in accordance with accounting principles which differ in certain respects from those generally accepted in the United States (US GAAP). The principal differences are set out below.

Goodwill and intangible assets
Under IFRSs transitional rules, purchased goodwill and identifiable intangible assets are recognised at the transition date to IFRSs at deemed cost. For goodwill, the deemed cost at 1 January 2004 was the carrying value under previous GAAP at 31 December 2003. Under previous GAAP, goodwill arising from acquisitions after 1 January 1998 was capitalised and amortised over the period of its expected useful life, up to a maximum of 20 years. For intangible assets with indefinite lives, the deemed cost at the date of transition to IFRSs is the original cost at which these costs were initially recognised on the balance sheet.

Under US GAAP prior to 1 January 2002, purchased goodwill and identifiable intangible assets were capitalised and amortised over their useful lives. From 1 January 2002, under FAS 142, the amortisation of goodwill and identifiable intangible assets that have indefinite useful lives ceased. Intangible assets that have finite useful lives continue to be amortised over their useful lives for both IFRSs and US GAAP.

The differences between IFRSs and US GAAP on accounting for goodwill and intangible assets are set out in the tables and footnotes below.

Impact of goodwill and intangible assets differences on equity:

	€ million	€ million
	2005	2004

Pre-1998 goodwill and intangible assets(a)	3 536	3 617
Cessation of goodwill amortisation(b)	1 631	1 502
Cessation of intangible assets amortisation(b)	(329)	(250)
Differences in calculation of goodwill on acquisition(c)	1 198	1 041
Recognised impairments on goodwill and intangible assets(d)	(128)	(131)
Cessation of goodwill amortisation on joint ventures and associates(b)	25	21

Total adjustment to equity	5 933	5 800

(a)	Under previous GAAP, goodwill and intangible assets purchased prior to 1 January 1998 were written off in the year of acquisition as a movement in profits retained. Under US GAAP, such goodwill and intangible assets were capitalised and, prior to 1 January 2002, were amortised over their useful lives. These different accounting treatments gave rise to differences in the calculation of equity under IFRSs and US GAAP. Similar differences arise between net profit or loss on disposal of a business or intangible asset under US GAAP.
(b)	Under US GAAP prior to 1 January 2002, purchased goodwill and identifiable intangible assets were capitalised and amortised over their useful lives. From 1 January 2002, under FAS 142, the amortisation of goodwill and identifiable intangible assets that have indefinite useful lives ceased. Intangible assets that have finite useful lives continue to be amortised over their useful lives.
(c)	The detailed rules for determining the fair value of assets and liabilities acquired as part of the acquisition of a business differed between previous GAAP and US GAAP. We have applied the exemption in IFRS 1 relating to business combinations and therefore the carrying value under previous GAAP for goodwill as at 31 December 2003 is its deemed cost at the date of transition to IFRSs (see also note 35 on pages 144 to 151). These, previous differences therefore give rise to differing figures for goodwill arising on acquisition as calculated under IFRSs and US GAAP.
(d)	As more fully disclosed below, the carrying values of goodwill and identifiable intangible assets and the detailed rules for measuring and allocating an impairment loss differ between IFRSs and US GAAP, resulting in divergences for impairment charges recognised.

Under US GAAP the carrying values and detailed rules for measuring and allocating an impairment loss differ from those under IFRS. As a result, for the year ended 31 December 2005, the evaluation of the Slim•Fast trademark resulted in an impairment charge under US GAAP of €343 million, €104 million more than the charge recognised in respect of the trademark under IFRSs and €20 million less than the total impairment charge recognised under IFRSs for the Slim•Fast business. For US GAAP purposes, the fair value of the trademark asset was determined using a relief-from-royalty method that estimates the value of the implied royalty stream that could be generated from the trademark, were it to be licensed.

There are a number of goodwill and intangible assets being carried for US GAAP purposes for which no corresponding value exists under IFRSs. The annual impairment testing conducted in 2005 identified certain goodwill and intangible assets for which the carrying value was no longer fully recoverable. Accordingly, an impairment charge was recognised solely for US GAAP purposes in respect of the following:

•	As a result of the global use of the Unilever brand on all product packaging we have discontinued the use of the Fabergé trade name resulting in an impairment charge of €120 million; and

•	The 2005 review of our ice cream operations in Latin America indicated that an impairment charge of €66 million was required.

In each of the above, fair value was determined by use of a relief-from-royalty valuation method for indefinite-lived trademarks and through a present value of discounted cash flows methodology for the relevant reporting unit in respect of goodwill.

Other goodwill impairment charges recognised in 2005 include €98 million of write-downs in respect of planned business disposals in The Americas region that will complete during 2006.

158	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Additional information for US investors (continued)
Unilever Group

Goodwill
An analysis of goodwill of group companies, joint ventures and associates by reporting segment is given below:

	€ million	€ million	€ million	€ million
		The
	Europe	Americas	Asia Africa	Total

1 January 2004	8 082	7 652	1 101	16 835
Adjustment to prior year acquisitions	309	811	–	1 120
Acquisitions	–	7	–	7
Disposals	(8)	(3)	–	(11)
Impairment charged to income statement	(142)	(928)	(66)	(1 136)
Currency retranslation	–	(319)	(84)	(403)

31 December 2004	8 241	7 220	951	16 412
Acquisitions	–	–	13	13
Disposals	(149)	(24)	(4)	(177)
Impairment charged to income statement	–	(176)	(3)	(179)
Currency retranslation	56	1 366	138	1 560

31 December 2005	8 148	8 386	1 095	17 629

Indefinite-lived intangible assets
An analysis of net book value of indefinite-lived intangible assets at cost less accumulated amortisation and impairment is given below:
	€ million	€ million
	2005	2004

Cost	7 471	6 953
Accumulated amortisation and impairment	(1 619)	(1 055)

Net book value 31 December	5 852	5 898

Indefinite-lived intangible assets principally comprise trademarks.

Restructuring costs
Under Unilever’s accounting policy, certain restructuring costs relating to employee terminations are recognised when a restructuring plan has been announced. Under US GAAP, liabilities relating to exit costs are recognised when incurred. Employee termination costs are generally considered to be incurred when the company has a liability to the employee, unless further service is required from the employee, in which case costs are recognised as benefits are earned.

Provisions related to excess lease costs for onerous contracts are reduced by assumed sub-lease income for the periods impacted.

Biological assets
In accordance with IAS 41, biological assets are re-measured at fair value less estimated point-of-sale costs at each reporting period. Under US GAAP these assets are measured at historical cost and depreciated over their useful life.

Interest
Unilever treats all interest costs as a charge to the income statement in the current period. Under US GAAP, interest incurred during the construction periods of tangible fixed assets is capitalised and depreciated over the life of the assets.

Sale and leaseback
The test for determining if an asset qualifies for treatment as a sale in a sale and leaseback transaction is stricter under US GAAP than that under IFRSs, in particular where the lessee has continuing involvement. As a result, a sale and leaseback transaction entered into by Unilever was treated as a sale and operating lease of land and financing lease of a building under IFRSs but as a financing obligation for US GAAP. Accordingly, under US GAAP the gain on sale of €37 million was reversed in the income statement, the property was reinstated and a financing obligation of €114 million equivalent to the proceeds received for the sale was recognised.

The lease for this transaction is payable from 30 March 2007 until the lease expiry date of 29 September 2027.

Future commitments for the lease attached to this transaction are:
€ million

The commitments fall due as follows:
Within 1 year	–
After 1 year but within 2 years	15
After 2 years but within 3 years	15
After 3 years but within 4 years	15
After 4 years but within 5 years	15
After 5 years	312

Future minimum lease payments	372

Unilever Annual Report and Accounts 2005	159

Back to Contents

Additional information for US investors (continued)
Unilever Group

Financial Instruments
Under the rules governing the transition to IFRSs, Unilever has adopted IAS 32/39 on financial instruments from 1 January 2005. Unilever’s accounting policies in respect of derivative financial instruments under IFRSs are described in note 1 on page 83. There are minor differences between these and the application of US GAAP from 1 January 2005.

In particular, from 1 January 2005, Unilever recognises all derivative financial instruments on balance sheet at fair value and applies hedge accounting to a portion of its portfolio of derivative financial instruments, meaning that changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and any ineffective portion is recognised immediately in the income statement.

Prior to the adoption of IAS 32/39 on 1 January 2005, Unilever applied hedge accounting to its portfolio of derivative financial instruments, meaning that changes in the value of forward exchange contracts were recognised in the results in the same period as changes in the values of the assets and liabilities they were intended to hedge. Interest payments and receipts arising from interest rate derivatives such as swaps and forward rate agreements were matched to those arising from underlying debt and investment positions. Payments made or received in respect of the early termination of derivative instruments were spread over the original life of the instrument so long as the underlying exposure continues to exist.

Prior to 1 January 2005, Unilever had not designated any of its derivative financial instruments as qualifying hedge instruments under US FAS 133 and accordingly, under US GAAP, all derivative financial instruments were valued at fair value with changes in fair value reflected in the income statement.

Investments
The adoption of IAS 32/39 eliminates any previous divergence between Unilever’s accounting for non-derivative financial instruments and US GAAP. A divergence therefore only exists in the 2004 comparative figures.

Prior to 1 January 2005 Unilever accounted for changes in the market value of current investments as interest receivable in the income statement for the year. Non-current investments, other than interests in joint ventures and associates, are stated at cost less any amounts written off to reflect a permanent impairment. Under US GAAP, such current asset investments are generally classified as ‘available for sale securities’ and changes in market values, which represent unrealised gains or losses, are excluded from earnings and taken to stockholders’ equity unless such losses are deemed to be other than temporary at which time they are recognised through the income statement. Unrealised gains and losses arising from changes in the market values of securities available for sale are not material at 31 December 2004.

Preference shares
Under IAS 32, Unilever recognises preference shares that provide a fixed preference dividend as borrowings with preference dividends recognised in the income statement. Under US GAAP such preference shares are classified in shareholders’ equity with dividends treated as a deduction to shareholder’s equity.

Pensions
Under IAS 19, the expected costs of providing retirement benefits are charged to the income statement over the periods benefiting from the employees’ services. Variations from the expected cost are recognised as they occur in the statement of recognised income and expense . The assets and liabilities of pension plans are included in the Group balance sheet at fair value. Under US GAAP, pensions costs and liabilities are accounted for in accordance with the prescribed actuarial method and measurement principles of FAS 87. The most significant difference is that variations from the expected costs are recognised in the income statement over the expected service lives of the employees.

Under US GAAP, an additional minimum liability is recognised and a charge made to other comprehensive income when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that this amount is not covered by the net liability recognised in the balance sheet.

Deferred tax
Under IFRSs, a provision is made on unremitted earnings of controlled group companies to the extent that the distributions are considered probable. US GAAP requires full provision to be made assuming all earnings will be distributed, unless those earnings can be recovered tax-free or will be permanently reinvested in the controlled group company.

Under IFRSs, deferred tax on share-based compensation is provided based on the actual tax credit expected to be received using the fair market value of the share price at the year end (the intrinsic value). The deferred tax is credited to the income statement to the extent of the tax recognised on the share-based compensation charge with the excess recognised directly in equity. Under US GAAP, deferred tax on the share-based awards that ordinarily result in future tax deductions is recognised to the extent of the cumulative amount of compensation cost recognised through the income statement. Tax deductions inherent in the current fair value of the entity’s stock are not taken into account.

Profit or loss on disposal of businesses
Under both IFRSs and US GAAP, Unilever calculates profit or loss on sale of businesses net of goodwill included on the balance sheet and after the write-back of cumulative currency retranslation differences. Under previous GAAP, goodwill and intangible assets purchased prior to 1 January 1998 were written off in the year of acquisition as a movement in profits retained. Under US GAAP, such goodwill and intangible assets were capitalised and, prior to 1 January 2002, were amortised over their useful lives. These different accounting treatments give rise to differences between net profit or loss calculated under IFRSs and that calculated under US GAAP. The additional goodwill and intangibles recorded under US GAAP for our UCI business means that the US GAAP profit on disposal of this business is €217 million lower than that reported under IFRSs. Under IFRSs, cumulative currency retranslation differences arising from the transition date to IFRSs of 1 January 2004 are included in the calculation whereas under US GAAP the profit or loss on disposal includes cumulative currency retranslation differences which have arisen since the date that the businesses were originally acquired.

Currency Recycling
Under IFRSs, the gain from cumulative translation differences arising from the partial repayment of capital of a subsidiary is recognised within the income statement. Under US GAAP, currency translation gains and losses are only recycled to the income statement on the sale or upon the complete or substantially complete liquidation of the investment.

160	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Additional information for US investors (continued)
Unilever Group

Classification differences between IFRSs and US GAAP

Cash flow statement
Under US GAAP, various items would be reclassified within the consolidated cash flow statement. In particular, interest received and interest paid would be part of net cash flow from operating activities. In addition, under US GAAP, cash and cash equivalents comprise cash balances and cash equivalents with an original maturity at the date of investment of less than three months. Under Unilever’s presentation, cash and cash equivalents are net of bank overdrafts. Cash flows from movements in bank overdrafts would be classified as part of cash flows from financing activities under US GAAP. Cash flows from movements in bank overdrafts were €61 million for the year ended 31 December 2005 (2004: €(134) million).

Recent accounting developments
In November 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 151 ‘Inventory Costs – an amendment of ARB 43’ (FAS 151). The standard clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognised as current-period charges. In addition, FAS 151 requires that the allocation of fixed production overheads to inventory values be based on the normal capacity of the production facilities. The provisions of FAS 151 will be effective for inventory costs incurred during reporting periods beginning after 15 June 2005. FAS 151 does not have an impact on the results of operations or financial position of Unilever since the key elements are already applied in Unilever’s financial statements.

In December 2004, the FASB issued a revision of FASB Statement No. 123 – ‘Share-Based Payments’ (FAS 123(R)) which also supersedes APB Opinion No. 25 – ‘Accounting for Stock Issued to Employees’. Generally the valuation methods contained in FAS 123(R) are similar to those in FAS 123, but FAS 123(R) requires all share-based payments to employees, including grants of employee share options, to be charged to the statement of income. Pro forma disclosure is no longer an alternative. With limited exceptions, the amount charged to the statement of income for share options will be measured based on the grant date fair value of the option amortised over the period to the date of vesting of the award. FAS 123(R) is effective for annual reporting periods beginning after 15 June 2005. The company is currently evaluating the provisions of this Statement. The adoption of FAS 123(R) is not expected to have a significant impact on the consolidated results of operations or financial position of Unilever as Unilever adopted the fair value measurement provisions of FAS 123 in 2003.

In March 2005 the FASB issued Financial Interpretation No. 47 ‘Accounting for Conditional Asset Retirement Obligations’ (FIN 47), which clarifies the term conditional asset retirement obligation used in FAS 143. Unilever will apply the standard to the financial year beginning on 1 January 2006; this is not expected to have a material impact on the consolidated results of operations or financial position of Unilever.

In May 2005 the FASB issued FASB Statement No. 154 ‘Accounting changes and error corrections’ (FAS 154) as a replacement of APB Opinion No. 20 ‘Accounting changes’ and FASB Statement No. 3 ‘Reporting Accounting Changes in Interim Financial Statements’, which has to be applied for financial years beginning on or after 15 December 2005. It requires retrospective application, and Unilever will apply the standard to the financial year beginning on 1 January 2006. The adoption is not expected to have a material effect on the consolidated results of operations or financial position of Unilever.

Documents on display in the United States
Unilever files and furnishes reports and information with the United States Securities and Exchange Commission (SEC). Such reports and information can be inspected and copied at the SEC’s public reference facilities in Washington DC, Chicago and New York. Certain of our reports and other information that we file or furnish to the SEC are also available to the public over the internet on the SEC’s website at www.sec.gov.

Unilever Annual Report and Accounts 2005	161

Back to Contents

Additional information for US investors (continued)
Unilever Group

Summarised presentation of the NV and PLC parts of the Group
NV and PLC and their group companies constitute a single reporting entity for the purposes of presenting consolidated accounts. The following supplemental information shows the consolidated income statement and balance sheet of the Group analysed according to the relative legal ownership of individual entities by NV or PLC.

	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	PLC	PLC	Total	Total
Income statement for the year ended 31 December	2005	2004	2005	2004	2005	2004

Continuing operations:

Turnover	27 159	26 078	12 513	12 488	39 672	38 566

Operating profit	3 682	2 814	1 632	1 425	5 314	4 239
Net finance costs	(472)	(379)	(146)	(251)	(618)	(630)
Share in net profit of joint ventures	35	30	12	9	47	39
Share in net profit of associates	(12)	8	(13)	(6)	(25)	2
Other income from non-current investments	20	35	13	19	33	54

Profit before taxation	3 253	2 508	1 498	1 196	4 751	3 704
Taxation	(814)	(520)	(435)	(290)	(1 249)	(810)

Net profit from continuing operations	2 439	1 988	1 063	906	3 502	2 894
Net profit from discontinued operations	367	36	106	11	473	47

Net profit	2 806	2 024	1 169	917	3 975	2 941

Attributable to:
Minority interest	57	56	152	130	209	186
Shareholders’ equity	2 749	1 968	1 017	787	3 766	2 755

	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	PLC	PLC	Total	Total
Balance sheet as at 31 December	2005	2004	2005	2004	2005	2004

Goodwill and intangible assets	14 152	13 268	3 903	3 739	18 055	17 007
Property, plant and equipment	4 321	4 115	2 171	2 066	6 492	6 181
Pension asset for funded schemes in surplus	966	558	70	67	1 036	625
Deferred tax assets	961	948	742	543	1 703	1 491
Other non-current assets	695	721	377	343	1 072	1 064

Total non-current assets	21 095	19 610	7 263	6 758	28 358	26 368

Assets held for sale	166	n/a	51	n/a	217	n/a

Inventories	2 661	2 436	1 446	1 320	4 107	3 756
Trade and other current receivables	3 628	3 026	1 202	1 105	4 830	4 131
Other financial assets	235	707	100	306	335	1 013
Cash and cash equivalents	941	1 109	588	481	1 529	1 590

Total current assets	7 465	7 278	3 336	3 212	10 801	10 490

Borrowings due within one year	(5 506)	(4 101)	(436)	(1 054)	(5 942)	(5 155)
Trade payables and other current liabilities	(6 032)	(5 720)	(2 626)	(2 512)	(8 658)	(8 232)
Restructuring and other provisions	(460)	(555)	(184)	(244)	(644)	(799)

Total current liabilities	(11 998)	(10 376)	(3 246)	(3 810)	(15 244)	(14 186)

Net current assets/(liabilities)	(4 533)	(3 098)	90	(598)	(4 443)	(3 696)

Total assets less current liabilities	16 728	16 512	7 404	6 160	24 132	22 672

Borrowings due after one year	5 484	5 969	973	924	6 457	6 893
Pension liability for funded schemes in deficit	757	698	1 658	1 641	2 415	2 339
Pension liability for unfunded schemes	3 040	2 726	1 162	1 014	4 202	3 740
Restructuring and other provisions	635	480	97	85	732	565
Deferred tax liabilities	770	693	163	96	933	789
Other non-current liabilities	338	428	264	289	602	717

Total non-current liabilities	11 024	10 994	4 317	4 049	15 341	15 043

Liabilities held for sale	16	n/a	10	n/a	26	n/a

Intra-group – NV/PLC	(1 932)	(2 779)	1 932	2 779	–	–

Shareholders’ equity	7 571	8 243	790	(979)	8 361	7 264
Minority interests	49	54	355	311	404	365

Total equity	7 620	8 297	1 145	(668)	8 765	7 629

Total capital employed	16 728	16 512	7 404	6 160	24 132	22 672

The negative reserves shown for the PLC part of this analysis for 2004 arise largely because of an accounting policy of writing off goodwill in previous years. These write-offs do not have an impact on distributable reserves. See also note 26 on page 126 in connection with the impact of the implementation of IAS 32 and IAS 39 in 2005.

162	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Additional information for US investors (continued)
Unilever Group

Guarantor statements
On 2 October 2000, NV and Unilever Capital Corporation (UCC) filed a US $15 billion Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and Unilever United States, Inc. (UNUS). Of the US $15 billion Shelf registration, US $2.75 billion of Notes were outstanding at 31 December 2005 (2004: US $4.25 billion) with coupons ranging from 5.90% to 7.125%. These Notes are repayable between 1 November 2010 and 15 November 2032.

Provided below are the income statements, cash flow statements and balance sheets of each of the companies discussed above, together with the income statement, cash flow statement and balance sheet of non-guarantor subsidiaries. These have been prepared under the historical cost convention, and, aside from the basis of accounting for investments at net asset value (equity accounting), comply in all material respects with International Financial Reporting Standards. Divergences from US GAAP are disclosed on pages 157 to 161. We have not provided reconciliations from the accounting principles used by Unilever to US GAAP for the columns relating to the guarantor entities, as such reconciliations would not materially affect an investor’s understanding of the nature of this guarantee. The financial information in respect of NV, PLC and UNUS has been prepared with all subsidiaries accounted for on an equity basis. The financial information in respect of the non-guarantor subsidiaries has been prepared on a consolidated basis.

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Income statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2005	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Continuing operations:

Turnover	–	–	–	–	39 672	–	39 672

Operating profit	–	87	(61)	(3)	5 291	–	5 314

Finance income	–	61	11	–	58	–	130
Finance costs	(241)	(274)	(2)	(3)	(173)	–	(693)
Pensions and similar obligations	–	(5)	–	(61)	11	–	(55)
Intercompany finance costs	256	509	(11)	(40)	(714)	–	–
Dividends	–	1 043	856	–	(1 899)	–	–
Share of net profit/(loss) of joint ventures	–	–	–	–	47	–	47
Share of net profit/(loss) of associates	–	–	–	–	(25)	–	(25)
Other income from non-current investments	–	–	–	–	33	–	33

Profit before taxation	15	1 421	793	(107)	2 629	–	4 751
Taxation	(5)	(118)	36	45	(1 207)	–	(1 249)

Net profit from continuing operations	10	1 303	829	(62)	1 422	–	3 502

Net profit from discontinued operations	–	–	–	–	473	–	473
Equity earnings of subsidiaries	–	2 463	2 937	732	–	(6 132)	–

Net profit	10	3 766	3 766	670	1 895	(6 132)	3 975

Attributable to:
Minority interest	–	–	–	–	209	–	209
Shareholders’ equity	10	3 766	3 766	670	1 686	(6 132)	3 766

Income statement
for the year ended 31 December 2004

Continuing operations:

Turnover	–	–	–	–	38 566	–	38 566

Operating profit	–	59	33	6	4 141	–	4 239

Finance income	–	26	6	–	113	–	145
Finance costs	(282)	(160)	(2)	(3)	(270)	–	(717)
Pensions and similar obligations	–	(6)	–	(10)	(42)	–	(58)
Intercompany finance costs	296	211	(3)	(22)	(482)	–	–
Dividends	–	1 960	770	–	(2 730)	–	–
Share of net profit/(loss) of joint ventures	–	–	–	–	39	–	39
Share of net profit/(loss) of associates	–	–	–	–	2	–	2
Other income from non-current investments	–	–	–	–	54	–	54

Profit before taxation	14	2 090	804	(29)	825	–	3 704
Taxation	(5)	35	16	11	(867)	–	(810)

Net profit from continuing operations	9	2 125	820	(18)	(42)	–	2 894

Net profit from discontinued operations	–	–	–	–	47	–	47
Equity earnings of subsidiaries	–	630	1 935	(76)	–	(2 489)	–

Net profit	9	2 755	2 755	(94)	5	(2 489)	2 941

Attributable to:
Minority interest	–	–	–	–	186	–	186
Shareholders’ equity	9	2 755	2 755	(94)	(181)	(2 489)	2 755

Unilever Annual Report and Accounts 2005	163

Back to Contents

Additional information for US investors (continued)
Unilever Group

Guarantor statements (continued)
	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
Balance sheet as at 31 December 2005	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Goodwill and intangible assets	–	32	54	–	17 969	–	18 055
Property, plant and equipment	–	–	–	6	6 486	–	6 492
Pension asset for funded schemes in surplus	–	–	–	67	969	–	1 036
Deferred tax assets	–	–	–	1 012	691	–	1 703
Other non-current assets	–	16	–	11	1 045	–	1 072
Amounts due from group companies after one year	2 512	6 628	102	1 281	(10 523)	–	–
Net assets of subsidiaries (equity accounted)	–	11 176	9 823	6 234	(14 593)	(12 640)	–

Total non-current assets	2 512	17 852	9 979	8 611	2 044	(12 640)	28 358

Assets held for sale	–	–	–	–	217	–	217

Inventories	–	–	–	–	4 107	–	4 107
Amounts due from group companies within one year	–	19 619	294	–	(19 913)	–	–
Trade and other current receivables	–	635	35	34	4 126	–	4 830
Other financial assets	–	–	–	–	335	–	335
Cash and cash equivalents	35	163	–	(3)	1 334	–	1 529

Total current assets	35	20 417	329	31	(10 011)	–	10 801

Borrowings due within one year	–	(4 548)	–	–	(1 394)	–	(5 942)
Amounts due to group companies within one year	–	(22 027)	(1 871)	–	23 898	–	–
Restructuring and other provisions	–	(16)	–	(5)	(623)	–	(644)
Trade payables and other current liabilities	(31)	(534)	(64)	(57)	(7 972)	–	(8 658)

Total current liabilities	(31)	(27 125)	(1 935)	(62)	13 909	–	(15 244)

Net current assets/(liabilities)	4	(6 708)	(1 606)	(31)	3 898	–	(4 443)

Total assets less current liabilities	2 516	11 144	8 373	8 580	6 159	(12 640)	24 132

Borrowings due after one year	2 296	2 442	–	–	1 719	–	6 457
Amounts due to group companies after one year	–	–	–	–	–	–	–
Pension liability for funded schemes in deficit	–	–	–	372	2 043	–	2 415
Pension liability for unfunded schemes	–	159	–	1 260	2 783	–	4 202
Restructuring and other provisions	–	32	–	3	697	–	732
Deferred tax liabilities	–	94	12	–	827	–	933
Other non-current liabilities	–	56	–	202	344	–	602

Total non-current liabilities	2 296	2 783	12	1 837	8 413	–	15 341

Liabilities held for sale	–	–	–	–	26	–	26

Shareholders equity attributable to:
PLC	–	790	–	–	–	(790)	–
NV	–	–	7 571	–	–	(7 571)	–
Called up share capital	–	290	222	–	–	–	512
Share premium account	–	25	137	–	–	–	162
Other reserves	(5)	(1 465)	(863)	(291)	(393)	689	(2 328)
Retained profit	225	8 721	1 294	7 034	(2 291)	(4 968)	10 015

Total shareholders’ equity	220	8 361	8 361	6 743	(2 684)	(12 640)	8 361
Minority interests	–	–	–	–	404	–	404

Total equity	220	8 361	8 361	6 743	(2 280)	(12 640)	8 765

Total capital employed	2 516	11 144	8 373	8 580	6 159	(12 640)	24 132

164	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Additional information for US investors (continued)
Unilever Group

Guarantor statements (continued)
	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
Balance sheet as at 31 December 2004	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Goodwill and intangible assets	–	10	49	–	16 948	–	17 007
Property, plant and equipment	–	–	–	4	6 177	–	6 181
Pension asset for funded schemes in surplus	–	–	–	70	555	–	625
Deferred tax assets	–	–	–	585	906	–	1 491
Other non-current assets(a)	17	445	27	11	564	–	1 064
Amounts due from group companies after one year	3 811	710	65	678	(5 264)	–	–
Net assets of subsidiaries (equity accounted)(a)	–	8 578	8 528	7 898	(14 004)	(11 000)	–

Total non-current assets	3 828	9 743	8 669	9 246	5 882	(11 000)	26 368

Assets held for sale	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Inventories	–	–	–	–	3 756	–	3 756
Amounts due from group companies within one year	–	17 053	273	–	(17 326)	–	–
Trade and other current receivables	–	135	48	116	3 832	–	4 131
Other financial assets	–	–	–	–	1 013	–	1 013
Cash and cash equivalents	10	280	–	(3)	1 303	–	1 590

Total current assets	10	17 468	321	113	(7 422)	–	10 490

Borrowings due within one year	(1 618)	(2 149)	(71)	–	(1 317)	–	(5 155)
Amounts due to group companies within one year	–	(14 443)	(1 549)	–	15 992	–	–
Restructuring and other provisions	–	(49)	–	(4)	(746)	–	(799)
Trade payables and other current liabilities	(40)	(203)	(93)	(58)	(7 838)	–	(8 232)

Total current liabilities	(1 658)	(16 844)	(1 713)	(62)	6 091	–	(14 186)

Net current assets/(liabilities)	(1 648)	624	(1 392)	51	(1 331)	–	(3 696)

Total assets less current liabilities	2 180	10 367	7 277	9 297	4 551	(11 000)	22 672

Borrowings due after one year	1 999	2 844	–	–	2 050	–	6 893
Amounts due to group companies after one year	–	–	–	–	–	–	–
Pension liability for funded schemes in deficit	–	–	–	245	2 094	–	2 339
Pension liability for unfunded schemes	–	156	–	356	3 228	–	3 740
Restructuring and other provisions	–	–	–	–	565	–	565
Deferred tax liabilities	–	59	14	–	716	–	789
Other non-current liabilities	–	44	–	184	489	–	717

Total non-current liabilities	1 999	3 103	14	785	9 142	–	15 043

Liabilities held for sale	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Shareholders equity attributable to:
PLC	–	(982)	–	–	–	982	–
NV	–	–	8 242	–	–	(8 242)	–
Called up share capital	–	421	222	–	(1)	–	642
Share premium account	–	1 399	133	–	(2)	–	1 530
Other reserves	–	(1 905)	(650)	(448)	(643)	1 091	(2 555)
Retained profit	181	8 331	(684)	8 960	(4 310)	(4 831)	7 647

Total shareholders’ equity	181	7 264	7 263	8 512	(4 956)	(11 000)	7 264
Minority interests	–	–	–	–	365	–	365

Total equity	181	7 264	7 263	8 512	(4 591)	(11 000)	7 629

Total capital employed	2 180	10 367	7 277	9 297	4 551	(11 000)	22 672

(a)	Certain prior year balances have been reclassified to conform with current year presentation.

Unilever Annual Report and Accounts 2005	165

Back to Contents

Additional information for US investors (continued)
Unilever Group

Guarantor statements (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Cash flow statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2005	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Cash flow from operating activities	–	(5)	(156)	33	6 052	–	5 924
Income tax paid	–	(86)	(19)	(177)	(1 289)	–	(1 571)

Net cash flow from operating activities	–	(91)	(175)	(144)	4 763	–	4 353

Interest received	253	285	10	–	(106)	(312)	130
Net capital expenditure	–	(24)	(3)	(2)	(784)	–	(813)
Acquisitions and disposals	–	–	–	–	784	–	784
Other investing activities	1 796	(689)	–	189	443	(1 325)	414

Net cash flow from/(used in) investing activities	2 049	(428)	7	187	337	(1 637)	515

Dividends paid on ordinary share capital	–	28	37	–	(1 869)	–	(1 804)
Interest and preference dividends paid	(253)	(181)	(7)	(43)	(471)	312	(643)
Change in borrowings and finance leases	(1 774)	1 623	309	–	(2 363)	1 325	(880)
Purchase of treasury stock	–	(1 068)	(171)	–	(37)	–	(1 276)
Other finance activities	–	–	–	–	(218)	–	(218)

Net cash flow from/(used in) financing activities	(2 027)	402	168	(43)	(4 958)	1 637	(4 821)

Net increase/(decrease) in cash and cash equivalents	22	(117)	–	–	142	–	47

Cash and cash equivalents at the beginning of the year	10	279	–	(3)	1 120	–	1 406

Effect of foreign exchange rate changes	3	–	–	–	(191)	–	(188)

Cash and cash equivalents at the end of the year	35	162	–	(3)	1 071	–	1 265

Cash flow statement
for the year ended 31 December 2004

Cash flow from operating activities	6	58	45	(200)	7 016	–	6 925
Income tax paid	–	(96)	(126)	(145)	(1 011)	–	(1 378)

Net cash flow from operating activities	6	(38)	(81)	(345)	6 005	–	5 547

Interest received	295	356	6	–	106	(595)	168
Net capital expenditure	–	(9)	(17)	(1)	(842)	–	(869)
Acquisitions and disposals	–	–	–	–	316	–	316
Other investing activities	(311)	2 375	–	372	288	(2 459)	265

Net cash flow from/(used in) investing activities	(16)	2 722	(11)	371	(132)	(3 054)	(120)

Dividends paid on ordinary share capital	–	971	–	–	(2 691)	–	(1 720)
Interest and preference dividends paid	(282)	(249)	(3)	(24)	(824)	595	(787)
Change in borrowings and finance leases	302	(3 402)	116	–	(2 365)	2 459	(2 890)
Purchase of treasury stock	–	(148)	(21)	(2)	(161)	–	(332)
Other finance activities	–	–	–	–	(209)	–	(209)

Net cash flow from/(used in) financing activities	20	(2 828)	92	(26)	(6 250)	3 054	(5 938)

Net increase/(decrease) in cash and cash equivalents	10	(144)	–	–	(377)	–	(511)

Cash and cash equivalents at the beginning of the year	1	423	–	(3)	1 007	–	1 428

Effect of foreign exchange rate changes	(1)	–	–	–	490	–	489

Cash and cash equivalents at the end of the year	10	279	–	(3)	1 120	–	1 406

166	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Principal group companies and non-current investments
Unilever Group as at 31 December 2005

The companies listed below and on page 168 are those which, in the opinion of the Directors, principally affect the amount of profit and assets shown in the Unilever Group accounts. The Directors consider that those companies not listed are not significant in relation to Unilever as a whole.

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

The percentage of Unilever’s shareholdings held either directly or indirectly by NV and PLC are identified in the tables according to the following code:

NV 100%	a
PLC 100%	b
NV 73%; PLC 27%	c
NV 90%; PLC 10%	d
NV 19%; PLC 81%	e
NV 57%; PLC 43%	f

Due to the inclusion of certain partnerships in the consolidated group accounts of Unilever, para 264(b) of the German trade law grants an exemption from the duty to prepare individual statutory financial statements and management reports in accordance with the requirements for limited liability companies and to have these audited.

Principal group companies

%	Europe	Ownership

Austria
	Unilever Austria GmbH	d

Belgium
	Unilever Belgium BVBA/SPRL (Unibel)	d

France
	Amora Maille Société Industrielle S.A.S	d
	Cogesal-Miko S.A.S	d
99	Lever Fabergé France S.A.S	d
	Unilever France S.A.S	d

Germany
Maizena Grundstücksverwaltungs
	GmbH & Co. OHG	d
	Pfanni GmbH & Co. OHG Stavenhagen	d
Pfanni Werke Grundstücksverwaltungs
	GmbH & Co. OHG	d
	PW Vermietungs GmbH & Co. KG	d
	UBG Vermietungs GmbH & Co. OHG	d
	Unilever Deutschland GmbH	d
	Unilever Deutschland Holding GmbH	d
Unilever Deutschland Immobilien Leasing
	GmbH & Co. OHG	d
	Wizona IPR GmbH & Co. OHG	d
Wizona Vermögensverwaltugs GmbH & Co.
	OHG	d

Greece
67	Elais-Unilever S.A.	a
	Unilever Hellas A.E.B.E.	a

Italy
	Unilever Italia SrL	d

The Netherlands
	Mixhold B.V.	d
Unilever N.V.(a)
	Unilever Nederland B.V.	d

Poland
99	Unilever Polska S.A.	d

Spain
	Unilever España S.A.	a
	Unilever Foods España S.A.	a

Sweden
	Unilever Sverige	a

Switzerland
	Unilever Raw Materials AG	a
	Unilever Schweiz GmbH	d

United Kingdom
	Lever Fabergé Ltd.	e
	Unilever Bestfoods UK Ltd.	e
	Unilever Ice Cream & Frozen Food Ltd.	e
Unilever PLC(a)
	Unilever UK Holdings Ltd.	b
	Unilever UK & CN Holdings Ltd.	e

(a) See ‘Basis of consolidation’ in note 1 on page 82

In addition, we have operations in the following countries: Bulgaria,
Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, Hungary,
Ireland, Latvia, Lithuania, Norway, Portugal, Romania, Russia, Serbia,
Slovakia, Slovenia and Ukraine.

Unilever Annual Report and Accounts 2005	167

Back to Contents

Principal group companies and fixed investments
Unilever Group as at 31 December 2005

Principal group companies (continued)

%	The Americas	Ownership

Argentina
	Unilever de Argentina S.A.	d

Brazil
	Unilever Brasil Ltda.	d

Canada
	Unilever Canada Inc.	e

Chile
	Unilever Chile Home and Personal Care Ltda.	d

Mexico
	Unilever de México S. de R.L. de C.V.	d
	Unilever Holding México, S. de R.L. de C.V.	d

United States of America
	Conopco, Inc.	c
	Unilever Capital Corporation	c
	Unilever United States, Inc.	c

In addition, we have operations in the following countries: Bolivia, Colombia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Netherlands Antilles, Nicaragua, Panama, Paraguay, Peru, Trinidad & Tobago, Uruguay and Venezuela.

%	Asia Africa	Ownership

Australia
	Unilever Australia Ltd.	b

China
	Unilever (China) Investing Company Ltd.	a
	Unilever Services (Hefei) Limited	a

India
51	Hindustan Lever Ltd.	b

Indonesia
85	P.T. Unilever Indonesia Tbk	a

Japan
	Unilever Japan KK	a

Thailand
	Unilever Thai Trading Ltd.	d

South Africa
59	Unilever South Africa Foods (Pty) Limited	f
Unilever South Africa Home and
	Personal Care (Pty) Ltd.	b

Turkey
	Unilever Sanayi ve Ticaret Türk A.S.	a

In addition, we have operations in the following countries: Abu Dhabi, Algeria, Bahrain, Bangladesh, Cambodia, Cameroon, Côte d’Ivoire, Democratic Republic of Congo, Dubai, Egypt, Ghana, Israel, Jordan, Kenya, Lebanon, Malawi, Malaysia, Morocco, Mozambique, Namibia, New Zealand, Niger, Nigeria, Oman, Pakistan, Palestine, Philippines, Saudi Arabia, Senegal, Singapore, South Korea, Sri Lanka, Syria, Taiwan, Tanzania, Tunisia, Uganda, United Arab Emirates, Vietnam, Zambia and Zimbabwe.

Principal non-current investments

Joint ventures

%	Europe	Ownership

Portugal
49	FIMA/VG-Distribuição de Produtos
	Alimentares, Lda.	a

%	The Americas

United States of America
50	Pepsi/Lipton Partnership	c

Associates

%	Europe	Ownership

United Kingdom
40	Langholm Capital Partners L.P.	b

%	The Americas

United States of America
33	JohnsonDiversey Holdings, Inc.	a

%	Asia Africa

Côte d’Ivoire
40	Palmci	b

168	Unilever Annual Report and Accounts 2005

Back to Contents

[THIS PAGE HAS BEEN DELIBERATELY LEFT BLANK]

Unilever Annual Report and Accounts 2005	169

Back to Contents

Company accounts
Unilever N.V.

Balance sheet as at 31 December

	€ million	€ million
	2005	2004
		Restated

Fixed assets
Fixed investments	11 276	11 233

Current assets
Debtors	26 898	16 623
Cash at bank and in hand	163	280

Total current assets	27 061	16 903
Creditors due within one year	(27 109)	(16 863)

Net current assets/(liabilities)	(48)	40

Total assets less current liabilities	11 228	11 273

Creditors due after more than one year	2 503	2 885

Provisions for liabilities and charges (excluding pensions and similar obligations)	115	102

Net pension liability for unfunded schemes	157	152

Capital and reserves	8 453	8 134
Called up share capital:
Preferential share capital	–	130
Ordinary share capital	291	291

	291	421
Share premium account	20	1 399
Other reserves	(1 321)	(1 379)
Profit retained	9 463	7 693

Total capital employed	11 228	11 273

Profit and loss account for the year ended 31 December

	€ million	€ million
	2005	2004
		Restated

Income from fixed investments after taxation	2 347	618
Other income and expenses	289	158

Profit for the year	2 636	776

For the information required by Article 392 of Book 2 of the Civil Code in the Netherlands, refer to pages 169 and 173. Pages 167 and 168 are part of the notes to the Unilever N.V. company accounts.

The company accounts of Unilever N.V. are included in the consolidated accounts of the Unilever Group. Therefore, and in accordance with Article 402 of Book 2 of the Civil Code in the Netherlands, the profit and loss account only reflects the income from fixed investments after taxation and other income and expenses after taxes. The company accounts of Unilever N.V. do not contain a cash flow statement as this is not required by book 2 of the Civil Code in the Netherlands.

The company accounts of Unilever N.V. comply in all material respects with legislation in the Netherlands. As allowed by Article 362.1 of Book 2 of the Civil Code in the Netherlands, the company accounts are prepared in accordance with United Kingdom accounting standards, unless such standards conflict with the Civil Code in the Netherlands which would in such case prevail.

The Board of Directors
28 February 2006

170	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the company accounts
Unilever N.V.

Accounting information and policies

Basis of preparation
The accounts have been prepared in accordance with applicable United Kingdom accounting standards as allowed by Article 362.1 of Book 2 of the Civil Code in the Netherlands.

The accounts are prepared under the historical cost convention as modified by the revaluation of financial assets classified as 'available-for-sale investments', 'financial assets at fair value through profit or loss', and 'derivative financial instruments' in accordance with the accounting policies set out below which have been consistently applied except as highlighted in the ‘Prior year adjustment’ note below.

Accounting policies
The principal accounting policies are as follows:

Fixed investments
Shares in group companies are stated at cost less any amounts written off to reflect a permanent impairment. Any impairment is charged to the profit and loss account as it arises. In accordance with Article 385.5 of Book 2 of the Civil Code in the Netherlands, Unilever N.V. shares held by Unilever N.V. subsidiaries are deducted from the carrying value of those subsidiaries. This differs from the accounting treatment under UK GAAP (UITF 37) which would require these amounts to be included within fixed investments.

Financial instruments and derivative financial instruments
The company’s accounting policies under United Kingdom generally accepted accounting principles (UK GAAP) namely FRS 25 ‘Financial Instruments: Disclosure and Presentation’ and FRS 26 ‘Financial Instruments: Measurement’ are the same as the Unilever Group’s accounting policies under International Financial Reporting Standards (IFRSs) namely IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. These standards are effective from 1 January 2005 and the policies are set out under the heading ‘Financial instruments’ in note 1 to the consolidated accounts on page 83. Unilever NV is taking the exemption for not providing all the financial instruments disclosures, because IAS 32 disclosures are given in note 19 to the consolidated accounts on pages 110 to 113. The changes to preference share capital, share premium account and profit retained in this regard are set out in the following notes and further described in the notes to the consolidated accounts.

Deferred taxation
Full provision is made for deferred taxation on all significant timing differences arising from the recognition of items for taxation purposes in different periods from those in which they are included in the company's accounts. Full provision is made at the rates of tax prevailing at the year end unless future rates have been enacted or substantively enacted. Deferred tax assets and liabilities have not been discounted.

Own shares held
Own shares held by the company are accounted for in accordance with Netherlands law and United Kingdom UITF 37. All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves.

Retirement benefits
Unilever N.V. has accounted for pensions and similar benefits under the United Kingdom Financial Reporting Standard 17 'Retirement benefits' (FRS 17). The operating and financing costs of defined benefit plans are recognised separately in the profit and loss account; service costs are systematically spread over the service lives of employees, and financing costs are recognised in the periods in which they arise. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions, are recognised immediately in the statement of total recognised gains and losses. The costs of individual events such as past service benefit enhancements, settlements and curtailments are recognised immediately in the profit and loss account. The liabilities and, where applicable, the assets of defined benefit plans are recognised at fair value in the balance sheet. The charges to the profit and loss account for defined contribution plans are the company contributions payable and the assets of such plans are not included in the company balance sheet.

Prior year adjustment
Financial Reporting Standard 21 (FRS 21) 'Events after the Balance Sheet Date' has been adopted for the first time in the year ended 31 December 2005. Under FRS 21, proposed dividends do not meet the definition of a liability until such time as they have been approved by shareholders at the Annual General Meeting. Therefore, Unilever N.V. no longer recognises a liability in any period for dividends that have been proposed but will not be approved until after the balance sheet date. This holds for external dividends as well as intra-group dividends paid to the parent company.

The effect for the company of implementing FRS 21 has been to increase retained profits by €729 million in the current period (2004: decrease of €646 million), decrease dividend creditors due within one year by €729 million (2004: decrease by €696 million), decrease intergroup debtors due within one year by € nil (2004: €1 274 million) and increase inter-group creditors due within one year by € nil (2004: €67 million). The impact of the FRS 21 implementation on profits for the years 2004 and 2005 is explained in the notes under the heading ‘Profit retained’.

The comparative amounts for the year ended 31 December 2004 have been restated accordingly.

Fixed investments	€ million	€ million
	2005	2004

Shares in group companies	11 082	11 024
Book value of PLC shares held in
connection with share options	432	445
Less NV shares held by group companies	(238)	(236)

	11 276	11 233

Movements during the year:
1 January	11 233	11 161
Movement in PLC shares held in connection
with share options	(13)	64
Movement in NV shares held by group companies	(2)	(8)
Additions	89	16
Decreases	(31)	–

31 December	11 276	11 233

Debtors	€ million	€ million
	2005	2004
		Restated

Loans to group companies	22 460	14 056
Other amounts owed by group companies	3 771	2 433
Amounts owed by undertakings in which
the company has a participating interest	15	15
Prepayments and accrued income	587	98
Other	65	21

	26 898	16 623

Of which due after more than one year	6 645	710

Unilever Annual Report and Accounts 2005	171

Back to Contents

Notes to the company accounts (continued)
Unilever N.V.

Cash at bank and in hand	€ million	€ million
	2005	2004

This includes amounts for which repayment notice is required of:	38	80

Creditors	€ million	€ million
	2005	2004
		Restated

Due within one year:
Bank loans and overdrafts	–	1
Bonds and other loans	4 548	2 148
Loans from group companies	3 328	310
Other amounts owed to group companies	18 699	14 200
Taxation and social security	20	22
Accruals and deferred income	405	173
Other	109	9

	27 109	16 863

Due after more than one year:
Accruals and deferred income	56	41
Preference shares	124	–
Bonds and other loans	2 323	2 844

	2 503	2 885

From 1 January 2005, Unilever N.V. has adopted FRS 25 ‘Financial Instruments: Disclosure and Presentation’ which requires preference shares that provide for a fixed preference dividend to be classified as borrowings. In accordance with the transitional rules for FRS 25, 2004 comparatives have not been restated.

Creditors due after 5 years amount to €870 million (Article 375.2 of Book 2 of the Civil Code in the Netherlands).

Provisions for liabilities and charges (excluding pensions
and similar obligations)
	€ million	€ million
	2005	2004

Deferred taxation and other provisions	115	102

Of which due within one year	34	55

Preference share capital		€ million

At 31 December 2004		130
FRS 25/26 adjustments		(130)

At 1 January 2005 and 31 December 2005		–

Ordinary share capital
Shares numbered 1 to 2 400 are held by a subsidiary of NV and a subsidiary of PLC, each holding 50%. Additionally, 24 603 661 (2004: 24 898 145) €0.51 ordinary shares are held by NV and other group companies. Full details are given in note 24 to the consolidated accounts on page 124, and note 31 on page 141.
Share premium account	€ million

At 31 December 2004	1 399
FRS 25/26 adjustments	(1 379)

At 1 January 2005 and 31 December 2005	20

The share premium shown in the balance sheet is not available for the issue of bonus shares or for repayment without incurring withholding tax payable by the company. This is despite the change in the Netherlands tax law, as a result of which dividends received from 2001 onwards by individual shareholders who are Netherlands residents are no longer taxed.
Other reserves	€ million	€ million
	2005	2004

1 January	(1 379)	(1 243)
Change in own shares held	58	(136)

31 December	(1 321)	(1 379)

Profit retained	€ million	€ million
	2005	2004
		Restated

Balance brought forward	8 339	7 304
FRS 21 adjustments	(646)	638

Balance brought forward – restated	7 693	7 942
FRS 25/26 adjustments	412	n/a

1 January – restated	8 105	7 942
Profit for the year(a)	2 636	776
Preference dividends	–	(28)
Ordinary dividends – final 2003	–	(638)
Ordinary dividends – interim 2004	–	(346)
Ordinary dividends – final 2004	(716)	–
Ordinary dividends – interim 2005	(367)	–
Conversion of preference shares	(199)	–
Fair value adjustments for cash flow hedges	4	–
Realised profit/(loss) on shares/certificates held
to meet employee share options	(1)	(9)
Changes in present value of net pension liability	1	(4)

31 December	9 463	7 693

(a)	Profit for the year as reported in 2004 was €2 118 million. This includes intra-group dividends of €1 342 million which under FRS 21 are not recognised until they have been approved by shareholders at the Annual General Meeting. This €1 342 million has now been added to the 2005 profit for the year.

Profit retained shown in the company accounts and the notes thereto differs from the amount shown in note 26 to the consolidated accounts on page 126 mainly because of certain inter-company transactions which are eliminated in the consolidated accounts.
€ million

Difference as at 31 December 2004 as previously reported	1 061
Accounting policy change	214

Difference as at 31 December 2004 as restated	1 275
Changes in equity value of the consolidated participations	(3 580)
Change in the accumulated intercompany results	3 047

Difference as at 31 December 2005	742

Contingent liabilities	€ million	€ million
	2005	2004

These are not expected to give rise to any material loss and include guarantees given for group companies, under which amounts outstanding at 31 December were:	5 416	6 822

Of the above, guaranteed also by PLC	3 705	5 010

The guarantees given to other companies were immaterial.

NV has issued joint and several liability undertakings, as defined in Article 403 of Book 2 of the Civil Code in the Netherlands, for almost all Dutch group companies. These written undertakings have been filed with the office of the Company Registry in whose area of jurisdiction the group company concerned has its registered office.

172	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Further statutory and other information
Unilever N.V.

The rules for profit appropriation in the Articles of Association
(summary of Article 38)

The profit for the year is applied firstly to the reserves required by law or by the Equalisation Agreement, secondly to cover losses of previous years, if any, and thirdly to the reserves deemed necessary by the Board of Directors. Dividends due to the holders of the Cumulative Preference Shares, including any arrears in such dividends, are then paid; if the profit is insufficient for this purpose, the amount available is distributed to them in proportion to the dividend percentages of their shares. Any profit remaining thereafter shall be distributed to them in proportion to the dividend percentages of their shares. The General Meeting can only decide to make distributions from reserves on the basis of a proposal by the Board and in compliance with the law and the Equalisation Agreement.

€ million
2005

Proposed profit appropriation
Profit for the year	2 636
Of which already appropriated in 2004	(1 342)

Available for distribution	1 294
Interim dividend 2005 already paid	(367)

To profit retained	927

Post balance sheet event
The directors propose a final dividend of €1.32 per share (totalling
€729 million) out of the profits retained for the year ended
31 December 2005. The dividend will be submitted for formal
approval at the Annual General Meeting to be held on 8 May 2006.
In accordance with FRS 21, these financial statements do not reflect this dividend payable, which will be accounted for in shareholders’
equity as an appropriation of retained earnings in the year ended
31 December 2006. During 2005, a final dividend of €1.26 per share
(totalling €716 million) was paid in respect of the dividend declared for the year ended 31 December 2004.

Special controlling rights under the Articles of Association
See note 24 to the consolidated accounts on page 124.

Auditors
A resolution will be proposed at the Annual General Meeting on
8 May 2006 for the re-appointment of PricewaterhouseCoopers
Accountants N.V. as auditors of NV. The present appointment will end at the conclusion of the Annual General Meeting.

Corporate Centre
Unilever N.V.
Weena 455
PO Box 760
3000 DK Rotterdam

J A A van der Bijl
S G Williams
Joint Secretaries of Unilever N.V.
28 February 2006

Unilever Annual Report and Accounts 2005	173

Back to Contents

[THIS PAGE HAS BEEN DELIBERATELY LEFT BLANK]

174	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Company accounts
Unilever PLC

Balance sheet as at 31 December

	£ million	£ million
	2005	2004
		Restated

Fixed assets
Intangible assets	28	31
Fixed investments	2 237	2 237

Current assets
Debtors
Debtors due within one year	226	227
Debtors due after more than one year	70	65

Total current assets	296	292
Creditors due within one year	(1 328)	(1 681)

Net current liabilities	(1 032)	(1 389)

Total assets less current liabilities	1 233	879

Provision for liabilities and charges (excluding pensions and similar obligations)	6	10

Capital and reserves	1 227	869
Called up share capital 24	41	41
Share premium account	94	94
Capital redemption reserve	11	11
Other reserves	(385)	(268)
Profit retained	1 466	991
Total capital employed	1 233	879

As permitted by Section 230 of the United Kingdom Companies Act 1985, an entity profit and loss account is not included as part of the published company accounts for PLC.

On behalf of the Board of Directors

A Burgmans Chairman
P Cescau Group Chief Executive

28 February 2006

Unilever Annual Report and Accounts 2005	175

Back to Contents

Notes to the company accounts
Unilever PLC

Accounting information and policies

Basis of preparation
The accounts have been prepared in accordance with applicable United Kingdom accounting standards and the United Kingdom Companies Act 1985.

The accounts are prepared under the historical cost convention as modified by the revaluation of financial assets classified as 'available-for-sale investments', 'financial assets at fair value through profit or loss', and 'derivative financial instruments' in accordance with the accounting policies set out below which have been consistently applied except as described below.

Accounting policies
The principal accounting policies are as follows:

Intangible assets
Intangible assets comprise trademarks purchased after 1 January 1998 and are amortised in the profit and loss account over their expected useful lives of up to maximum of 20 years. They are subject to review for impairment in accordance with United Kingdom Financial Reporting Standard 11 'Impairment of Fixed Assets and Goodwill' (FRS 11). Any impairment is charged to the profit and loss account as it arises.

Fixed investments
Shares in group companies are stated at cost less any amounts written off to reflect a permanent impairment. Any impairment is charged to the profit and loss account as it arises.

Deferred taxation
Full provision is made for deferred taxation on all significant timing differences arising from the recognition of items for taxation purposes in different periods from those in which they are included in the company's accounts. Full provision is made at the rates of tax prevailing at the year end unless future rates have been enacted or substantively enacted. Deferred tax assets and liabilities have not been discounted.

Shares held by employee share trusts
Shares held to satisfy options are accounted for in accordance with United Kingdom law and UITF 37 and UITF 38. All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves.

Prior year adjustment
Financial Reporting Standard 21 (FRS 21) 'Events after the Balance Sheet Date' has been adopted for the first time in the year ended 31 December 2005. Under FRS 21, proposed dividends do not meet the definition of a liability until such time as they have been approved by shareholders at the Annual General Meeting. Therefore, we no longer recognise a liability in any period for dividends that have been proposed but will not be approved until after the balance sheet date. This applies for external dividends as well as intra-group dividends paid to the parent company.

The effect for the company of implementing FRS 21 has been to increase retained profits by £385 million in the current period (2004: decrease of £103 million), decrease dividends creditors due within one year by £385 million (2004: decrease by £367 million), and increase inter-group creditors due within one year by £nil (2004: increase of £470 million).

The comparative amounts for the year ended 31 December 2004 have been restated accordingly.

176	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Notes to the company accounts (continued)
Unilever PLC

Fixed investments	£ million	£ million
	2005	2004

Shares in group companies	2 237	2 237

Debtors	£ million	£ million
	2005	2004

Due within one year:
Amounts owed by group companies	180	193
Other	24	34
Amounts owed by undertakings in which
the company has a participating interest	22	–

	226	227

Due after more than one year:
Amounts owed by group companies	44	46
Other	–	19
Amounts owed by undertakings in which
the company has a participating interest	26	–

	70	65

Creditors	£ million	£ million
	2005	2004
		Restated

Due within one year:
Bonds and other loans	–	50
Amounts owed to group companies	1 285	1 565
Taxation and social security	41	64
Other	1	1
Accruals and deferred income	1	1

	1 328	1 681

Provisions for liabilities and charges (excluding pensions and similar obligations)

	£ million	£ million
	2005	2004

Deferred Taxation	6	10

Other reserves	£ million	£ million
	2005	2004

1 January	(268)	(254)
Change in book value of shares	(117)	(14)

31 December	(385)	(268)

Remuneration of auditors	£ million	£ million
	2005	2004

Parent company statutory audit fee	1.8	1.6
Other audit services	–	–
Other payments by the parent company for
non-audit services provided by
PricewaterhouseCoopers LLP United Kingdom(a)
Audit-related services	0.7	1.3
Other services	0.2	0.5

(a) See also note 4 on page 93.
Profit retained	£ million	£ million
	2005	2004
		Restated

Balance brought forward	1 094	1 086
FRS 21 adjustments	(103)	(180)

1 January – restated	991	906
Profit for the year(b)	1 035	607
Final dividend 2003 on ordinary and
deferred shares	–	(341)
Interim dividend 2004 on ordinary and
deferred shares	–	(181)
Final dividend 2004 on ordinary and
deferred shares	(367)	–
Interim dividend 2005 on ordinary and
deferred shares	(193)	–

31 December	1 466	991

(b)	Profit for the year as reported in 2004 was £556 million. This includes intra-group dividends of £470 million which under FRS 21 are not recognised until they have been approved by shareholders at the Annual General Meeting. It also excludes the £521 million of intra- group dividends that would have previously been recognised in 2003 but under FRS 21 are recognised in 2004 following Annual General Meeting approval.

Contingent liabilities	£ million	£ million
	2005	2004

Guarantees given for group companies	5 099	5 883

Of which guaranteed also by NV	2 544	3 542

Other contingent liabilities are not expected to give rise to material loss.

Profit appropriation	£ million
2005

The appropriation of the profit of PLC
is as follows:
Profit for the year	1 035
Of which already appropriated in 2004
(accounting policy change)	(470)

Available for distribution	565
Interim dividend 2005 already paid	(193)

To profit retained	372

Post balance sheet event
The directors propose a final dividend of 13.54p per share (totalling £385 million) for the year ended 31 December 2005. The dividend will be submitted for formal approval at the Annual General Meeting to be held on 9 May 2006. In accordance with FRS 21, these financial statements do not reflect this dividend payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings in the year ending 31 December 2006. During 2005, a final dividend of 12.82p per share (totalling £367 million) was paid in respect of the dividend declared for the year ended 31 December 2004.

Unilever Annual Report and Accounts 2005	177

Back to Contents

Further statutory and other information
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

The directors’ reports of the United Kingdom group companies contain more details about how they have communicated with their employees during 2005.

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

The company continues to put in place policies which promote the achievement of diversity in the business. We have policies on home working, flexible working, maternity and paternity leave, child care provision and career breaks, which help us to meet this objective.

Charitable and other contributions
Unilever collates the cost of its community involvement activities using the London Benchmarking Group model. The model recommends the separation of charitable donations, community investment, commercial initiatives in the community and management costs relating to the programme of activity.

During 2005 UK group companies made a total contribution of £7.4 million, analysed as follows:

•	Charitable donations: £1.5 million
•	Community investment: £1.3 million
•	Commercial initiatives in the community: £3.9 million
•	Management costs: £0.7 million

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

Auditors
A resolution will be proposed at the Annual General Meeting on 9 May 2006 for the re-appointment of PricewaterhouseCoopers LLP as auditors of PLC. The present appointment will end at the conclusion of the Annual General Meeting.

Authority to purchase own shares
At the Annual General Meeting of PLC held on 11 May 2005, authority was given pursuant to Article 64 of the PLC Articles of Association to make market purchases of PLC ordinary shares of 1.4p each, to a maximum of 290 million shares. This authority will expire at the Annual General Meeting on 9 May 2006, and a resolution will be proposed to renew it. On 9 December 2005, Unilever PLC announced that it had purchased 25 680 479 Unilever PLC ordinary shares under this authority.

Details of shares purchased by an employee share trust and Unilever group companies to satisfy options granted under PLC’s employee share schemes are given in the report of the Remuneration Committee on page 67 and in note 31 to the consolidated accounts on pages 132 to 141.

Directors’ report of PLC
For the purposes of Section 234 of the Companies Act 1985, the Directors’ Report of Unilever PLC for the year ended 31 December 2005 comprises this page and the information contained in the report of the Directors on pages 09 to 72, the report of the Remuneration Committee in respect of Directors’ interests in shares or debentures of the Group on page 69, Dividends on page 187 and Principal group companies and fixed investments on pages 167 and 168.

Corporate Centre
Unilever PLC
PO Box 68 Unilever House
Blackfriars
London EC4P 4BQ

Unilever PLC Registered Office
Port Sunlight
Wirral
Merseyside CH62 4ZD

Unilever PLC Registrars
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

By Order of the Board

J A A van der Bijl
S G Williams

Joint Secretaries of Unilever PLC
28 February 2006

178	Unilever Annual Report and Accounts 2005

Back to Contents

Financial Statements

Shareholder information

Unilever Annual Report and Accounts 2005	179

Back to Contents

Analysis of shareholding

Significant shareholders of NV
As far as we are aware the only holders of more than 5% (as referred to in the Disclosure of Major Holdings in Listed Companies Act 1996 in the Netherlands) of any class of NV shares (apart from Stichting Administratiekantoor Unilever N.V., see page 43) are ING Verzekeringen N.V. and Aegon Levensverzekering N.V. The voting rights of such shareholders are the same as for other holders of the class of share indicated. We have to rely on the information we receive from the holders about the details of their holdings. The information we give below is the numbers we hold on 28 February 2006. This information was provided by ING Verzekeringen N.V. at various dates over the preceding six months and by Aegon Levensverzekering N.V. on 28 February 2006.

ING Verzekeringen N.V.

•	8 504 215 (1.49%) ordinary shares (€4 322 130)
•	20 665 (71.26%) 7% cumulative preference shares (€9 377 368)
•	120 088 (74.56%) 6% cumulative preference shares (€54 493 559)
•	504 440 (67.26%) 4% cumulative preference shares (€22 890 489)

Aegon Levensverzekering N.V.

•	461 548 (0.08%) ordinary shares (€234 574)
•	4 995 (17.22%) 7% cumulative preference shares (€2 266 632)
•	29 540 (18.34%) 6% cumulative preference shares (€13 404 668)
•	157 106 (20.95%) 4% cumulative preference shares (€7 129 159)

Some of the above holdings are in the form of depositary receipts against NV shares issued by Stichting Administratiekantoor Unilever N.V. (see page 43). There have been no material changes to the holdings of significant shareholders of NV during the three years up to and including 2005.

Significant shareholders of PLC
The following table gives details of shareholders who held more than 3% of PLC’s shares or deferred stock (excluding treasury shares) on 28 February 2006. The voting rights of such shareholders are the same as for other holders of the class of share indicated. We take this information from the register we hold under section 211 of the UK Companies Act 1985.

		Number of	Approximate
Title of class	Name of holder	shares held	% held

Deferred Stock	Naamlooze Vennootschap Elma	50 000	50
	United Holdings Limited	50 000	50
Ordinary shares	Trustees of the Leverhulme Trust and the
	Leverhulme Trade Charities Trust	156 815 034	5
	Legal & General Group plc	116 106 618	4
	The Capital Group Companies, Inc.	115 155 283	4

On 21 April 2005, Barclays PLC became a significant shareholder with over 3% (87 704 743), however, on 8 June 2005 their holding fell back below 3%. On 30 June 2005, Legal & General Group plc became a significant shareholder with over 3% (116 470 237), this dropped to 116 106 618 on 5 July 2005 but still remained above 3%. The holding by The Capital Group Companies, Inc. is on behalf of affiliated investment management companies and was first notified to PLC in November 2000. On 13 December 2005, The Capital Group Companies holding fell from 144 557 853 to 115 155 283. There have been no material changes to the holdings of significant shareholders of PLC during the three years up to and including 2005.

Analysis of PLC registered holdings
At 31 December 2005 PLC had 73 356 ordinary shareholdings.

The following table analyses the registered holdings of PLC’s 1.4p ordinary shares at 31 December 2005:

	Number		Total
Number of shares	of holdings	%	shares held	%

1 – 1 000	29 056	39.61	15 564 071	0.53
1 001 – 2 500	20 300	27.67	33 628 187	1.16
2 501 – 5 000	11 800	16.09	42 260 752	1.45
5 001 – 10 000	6 832	9.31	48 023 527	1.65
10 001 – 25 000	3 407	4.65	51 089 523	1.76
25 001 – 50 000	707	0.96	24 372 847	0.84
50 001 – 100 000	365	0.50	25 694 543	0.88
100 001 – 1 000 000	593	0.81	206 247 609	7.08
Over 1 000 000	296	0.40	2 464 577 521	84.65

	73 356	100.00	2 911 458 580	100.00

180	Unilever Annual Report and Accounts 2005

Back to Contents

Shareholder information

Analysis of shareholding
(continued)

Share purchases during 2005
Between October and December we purchased 4 934 960 NV and 25 680 479 PLC shares under the share buy-back programme amounting to €500 million in total, which was announced on 3 October 2005 and completed on 9 December 2005.

						€ million
					Total number of	Maximum value that
					shares purchased	may yet be purchased
		Total number of		Average price	as part of publicly	as part of publicly
		shares purchased	(a)	paid per share	announced plans	announced plans

January	NV shares	–		–	–	}	–
	PLC shares	–		–	–

February	NV shares	777 844		€50.60	–	}	–
	PLC shares	692 568		£5.30	–

March	NV shares	2 066 014		€51.58	–	}	–
	PLC shares	2 744 432		£5.38	–

April	NV shares	–		–	–	}	–
	PLC shares	–		–	–

May	NV shares	606 878		€ 53.08	–	}	–
	PLC shares	1 076 912		£5.56	–

June	NV shares	1 900 000		€54.30	–	}	–
	PLC shares	–		–	–

July	NV shares	3 413 557		€ 54.93	–	}	–
	PLC shares	–		–	–

August	NV shares	4 217 999		€56.12	–	}	–
	PLC shares	734 996		£5.63	–

September	NV shares	2 031 319		€57.10	–	}	500
	PLC shares	–		–	–

October	NV shares	1 876 698		€58.55	1 876 698	}	318
	PLC shares	8 434 294		£5.81	8 434 294

November	NV shares	2 575 481		€57.05	2 429 193	}	69
	PLC shares	14 182 645		£5.67	13 362 293

December	NV shares	629 069		€57.89	629 069	}	–
	PLC shares	3 883 892		£5.73	3 883 892

Total	NV shares	20 094 859		€55.47	4 934 960	}	–
	PLC shares	31 749 739		£5.67	25 680 479

(a)	When under a North American plan, in the form of NV New York shares or PLC ADRs.

During the year, 15 159 899 NV and 6 069 260 PLC shares at a total cost of €879 million were purchased to maintain our hedging of share-based plan commitments in line with our hedging practice (see also page 87).

Unilever Annual Report and Accounts 2005	181

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

Unilever PLC
None.

182	Unilever Annual Report and Accounts 2005

Back to Contents

Shareholder information

Nature of the trading market

The principal trading markets upon which Unilever shares are listed are Euronext Amsterdam for NV ordinary shares and the London Stock Exchange for PLC ordinary shares. NV ordinary shares mainly trade in the form of depositary receipts for shares and almost all the shares and depositary receipts thereof are in bearer form. PLC ordinary shares are all in registered form.

In the United States, NV ordinary shares in registered form and PLC American Depositary Receipts, each representing four PLC ordinary shares, are traded on the New York Stock Exchange. Citibank, NA acts for NV and PLC as issuer, transfer agent and, in respect of the American Depositary Receipts, depositary.

The NV depositary receipts for ordinary shares are also listed on the stock exchanges in Frankfurt and Zürich.

There have not been any significant trading suspensions in the past three years.

At 28 February 2006 there were 7 060 registered holders of NV ordinary shares and 1 176 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 28% of NV’s ordinary shares were held in the United States (approximately 27% in 2004), based on the distribution of the 2005 interim dividend payments, while most holders of PLC ordinary shares are registered in the United Kingdom – approximately 99% in both 2005 and 2004.

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

If you are a shareholder of NV, you have an interest in a Netherlands legal entity, your dividends will be paid in euros (converted into US dollars if you have shares registered in the United States) and you will be subject to Netherlands tax. If you are a shareholder of PLC, your interest is in a United Kingdom legal entity, your dividends will be paid in sterling (converted into US dollars if you have American Depositary Receipts) and you will be subject to United Kingdom tax. Nevertheless, the Equalisation Agreement means that as a shareholder of either company you effectively have an interest in the whole of Unilever. You have largely equal rights over our combined net profit and capital reserves as shown in the consolidated accounts. See Taxation for US residents on pages 184 and 185 and Equalisation Agreement on pages 41 and 42.

Unilever Annual Report and Accounts 2005	183

Back to Contents

Nature of the trading market
(continued)

Share prices at 31 December 2005
The share price of the ordinary shares at the end of the year was for NV €57.85 and $68.65 and for PLC 576.5p and $40.12.

Monthly high and low prices for the most recent six months:

		September	October	November	December	January	February

NV per €0.51 ordinary share in Amsterdam (in €)	High	60	61	59	59	58	59
	Low	56	57	57	57	56	58

NV per €0.51 ordinary share in New York (in $)	High	72	72	71	71	70	72
	Low	70	69	67	68	68	70

PLC per 1.4p ordinary share in London (in pence)	High	597	603	581	583	592	610
	Low	556	564	560	566	574	588

PLC per American Depositary Receipt in New York (in $)	High	43	42	41	41	42	43
	Low	41	40	39	40	40	42

Quarterly high and low prices for 2005 and 2004

	2005	1st	2nd	3rd	4th

NV per €0.51 ordinary share in Amsterdam (in €)	High	53	55	60	61
	Low	48	50	53	57

NV per €0.51 ordinary share in New York (in $)	High	69	69	72	72
	Low	63	64	64	67

PLC per 1.4p ordinary share in London (in pence)	High	527	554	597	603
	Low	488	496	538	560

PLC per American Depositary Receipt in New York (in $)	High	40	41	43	42
	Low	37	38	38	39

	2004	1st	2nd	3rd	4th

NV per €0.51 ordinary share in Amsterdam (in €)	High	59	60	56	49
	Low	52	52	46	44

NV per €0.51 ordinary share in New York (in $)	High	74	71	68	67
	Low	65	62	58	57

PLC per 1.4p ordinary share in London (in pence)	High	576	573	534	513
	Low	518	501	450	443

PLC per American Depositary Receipt in New York (in $)	High	44	41	39	40
	Low	38	37	33	33

Annual high and low prices for 2003, 2002 and 2001

		2003	2002	2001

NV per €0.51 ordinary share in Amsterdam (in €)	High	60	72	71
	Low	46	50	55

NV per €0.51 ordinary share in New York (in $)	High	65	67	65
	Low	53	50	50

PLC per 1.4p ordinary share in London (in pence)	High	628	659	610
	Low	475	473	478

PLC per American Depositary Receipt in New York (in $)	High	39	39	35
	Low	31	30	28

184	Unilever Annual Report and Accounts 2005

Back to Contents

Shareholder information

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

Unilever Annual Report and Accounts 2005	185

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

186	Unilever Annual Report and Accounts 2005

Back to Contents

Shareholder information

Dividends

Our interim ordinary dividends are normally announced in November and paid in December. Final ordinary dividends are normally proposed in February and, if approved by shareholders at the Annual General Meetings, paid in June.

The following tables show the dividends paid by NV and PLC for the last five years. NV dividends are per €0.51 ordinary share and PLC dividends are per 1.4p ordinary share and per depositary receipt of 5.6p. Dividends for NV have been translated into US dollars at the exchange rates prevailing on the dates of declaration. The PLC interim dividend for 2001 was translated into US dollars at the exchange rates prevailing on the date of payment of the sterling dividend. Following a change in practice, starting with the final dividend for 2001, PLC dividends have been translated into US dollars at the rate prevailing on the date of declaration of the dividend.

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

Final dividends for 2005 are payable on 12 June 2006, subject to approval at the AGMs. For purposes of illustration, the amounts payable in respect of NV New York shares and PLC ADRs have been translated in the table below at rates of exchange on 9 February 2006, which is the date on which the proposed dividends were announced. The actual amounts payable in US dollars will be calculated by reference to the exchange rates on the day on which the dividends are approved (8 May 2006 in the case of NV and 9 May 2006 in the case of PLC).

The dividend timetable for 2006 is shown on page 189.

NV Dividends
	2005	2004	2003	2002	2001

Interim dividend per €0.51	€0.66	€0.63	€ 0.59	€ 0.55	€ 0.50
Exchange rate $ to €1	1.1992	1.2784	1.1673	0.9820	0.9097
Interim dividend per €0.51 (US registry)	$0.791472	$0.805392	$0.688707	$0.540100	$0.454850

Final dividend per €0.51	€1.32	€1.26	€ 1.15	€1.15	€ 1.06
Final exchange rate $ to €1	1.1948	1.2854	1.1857	1.1427	0.9088
Final dividend per €0.51 (US registry)	$1.577136	$1.619604	$1.363555	$1.314105	$0.963328

PLC Dividends
	2005	2004	2003	2002	2001

Interim dividend per 1.4p	6.77p	6.33p	6.16p	5.21p	4.65p
Exchange rate $ to £1	1.7648	1.8382	1.6910	1.5580	1.4527
Interim dividend per 5.6p	$0.4779	$0.4654	$0.4167	$0.3247	$0.2702

Final dividend per 1.4p	13.54p	12.82p	11.92p	10.83p	9.89p
Final exchange rate $ to £1	1.7427	1.8835	1.7722	1.6065	1.4591
Final dividend per 5.6p	$0.9438	$0.9658	$0.8449	$0.6959	$0.5772

Unilever Annual Report and Accounts 2005	187

Back to Contents

Glossary

The following is intended to provide a general guide, particularly for United States readers, as to the meanings of various terms which may be used in this report.

Term used in this report	US equivalent or brief description

Accounts	Financial statements

Associate	A business which is not a subsidiary or a joint venture, but in which the Group has a shareholding and exercises significant influence

Called up share capital	Ordinary shares, issued and fully paid

Creditors	Accounts payable/Payables

Creditors: amounts due after more than one year	Long-term accounts payable

Creditors: amounts due within one year	Current accounts payable

Debtors	Accounts receivable/Receivables

Finance lease	Capital lease

Freehold	Ownership with absolute rights in perpetuity

Gearing	Leverage

Group, or consolidated, accounts	Consolidated financial statements

Finance cost	Interest expense

Finance income	Interest income

Joint venture	A business which is jointly controlled by the Group and one or more external partners

Nominal value	Par value

Operating margin	Operating profit expressed as a percentage of turnover

Operating profit	Net operating income

Profit	Income (or earnings)

Profit and loss account	Income statement

Profit attributable to ordinary shareholders	Net income attributable to ordinary stockholders

Profit retained	Retained earnings

Provisions	Liabilities other than debt and specific accounts payable

Reserves	Stockholders’ equity other than paid-up capital

Share capital	Capital stock or common stock

Share option	Stock option

Share premium account	Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus

Shareholders’ equity	Stockholders’ equity

Shares in issue	Shares outstanding

Statement of recognised income and expense	Statement of comprehensive income

Turnover	Sales revenues

Weighted average cost of capital	The cost of equity multiplied by the market capitalisation, plus the after taxation interest cost of debt multiplied by the market value of the net debt, divided by the sum of the market values of debt and equity

188	Unilever Annual Report and Accounts 2005

Back to Contents

Shareholder information

Financial calendar and addresses

Annual General Meetings

NV	09:30 am Monday 8 May 2006 Rotterdam

PLC	11:00 am Tuesday 9 May 2006 London

Announcements of results

First Quarter	4 May 2006	Third Quarter	2 November 2006
First Half Year	3 August 2006	Final for Year	8 February 2007

Dividends on ordinary capital

Final for 2005
Announced 9 February 2006 and to be declared 8 May 2006 (NV) and 9 May 2006 (PLC).

	Ex-dividend	Record	Payment
	date	date	date

NV	10 May 2006	9 May 2006	12 June 2006
PLC	17 May 2006	19 May 2006	12 June 2006
NV – New York Shares	10 May 2006	12 May 2006	12 June 2006
PLC – American Depositary Receipts	17 May 2006	19 May 2006	12 June 2006

Interim for 2006
To be announced 02 November 2006.
	Ex-dividend	Record	Payment
	date	date	date

NV	3 November 2006	2 November 2006	4 December 2006
PLC	8 November 2006	10 November 2006	4 December 2006
NV – New York Shares	3 November 2006	7 November 2006	4 December 2006
PLC – American Depositary Receipts	8 November 2006	10 November 2006	4 December 2006

Preferential dividends - NV

			Ex-dividend	Record	Payment
		Announced	date	date	date

4%	Cumulative Preference	8 December 2006	11 December 2006	8 December 2006	2 January 2007
6%	Cumulative Preference	8 September 2006	11 September 2006	8 September 2006	2 October 2006
7%	Cumulative Preference	8 September 2006	11 September 2006	8 September 2006	2 October 2006

Contact details
Rotterdam	London	New York

Unilever N.V.	Unilever PLC	Unilever United States, Inc.
Corporate Relations Department	Corporate Relations Department	Investor Relations Department
Weena 455, PO Box 760	PO Box 68, Unilever House	700 Sylvan Avenue, Englewood Cliffs
3000 DK Rotterdam	Blackfriars, London EC4P 4BQ	NJ 07632

Telephone +31 (0)10 217 4000	Telephone +44 (0)20 7822 5252	Telephone +1 (0)201 894 2806
Telefax +31 (0)10 217 4798	Telefax + 44 (0)20 7822 6191	Telefax + 1 (0)201 894 2222

Any queries can also be sent to us electronically via www.unilever.com/resources/contactus.asp.

Unilever Annual Report and Accounts 2005	189

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

You can also view this year’s and prior years’ Annual Review and Annual Report and Accounts documents at www.unilever.com/investorcentre.

PLC shareholders can elect not to receive paper copies of the Annual Review, the Annual Report and Accounts and other shareholder documents by registering at www.unilever.com/shareholderservices if they prefer to view these on our website.

Publications

Copies of the following publications can be accessed directly or ordered through www.unilever.com/investorcentre or www.unilever.nl/onsbedrijf/beleggers.

Unilever Annual Review 2005
Including Summary Financial Statement. Available in English or Dutch, with financial information in euros, pounds sterling and US dollars.

Unilever Annual Report and Accounts 2005
Available in English or Dutch, with figures in euros. It forms the basis for the Form 20-F that is filed with the United States Securities and Exchange Commission.

Quarterly Results Announcements
Available in English or Dutch, with figures in euros; supplements in English, with pounds sterling or US dollar figures, are also available.

Share registration

The Netherlands
N.V. Algemeen Nederlands Trustkantoor ANT
PO Box 11063
1001 GB Amsterdam

Telephone	+ 31 (0) 20 522 2555
Telefax	+ 31 (0) 20 522 2500
e-mail	registers@ant-trust.nl

UK
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Telephone	+ 44 (0) 870 600 3977
Telefax	+ 44 (0) 870 703 6119
Website	www.unilever.com/shareholderservices

USA
Citibank Shareholder Services
PO Box 43077
Providence   RI 02940-3077

Toll free phone (inside US)	888 502 6356
Toll phone (outside US)	+1 (0)816 843 4281
Website	www.citibank.com/adr

190	Unilever Annual Report and Accounts 2005

Back to Contents

Cross reference to Form 20-F

PART I

1	Identity of directors, senior management and advisers	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
3A	Selected financial data	124, 152-156, 188
3B	Capitalization and indebtedness	n/a
3C	Reasons for the offer and use of proceeds	n/a
3D	Risk factors	31-32

4	Information on the company
4A	History and development of	4, 10-14, 34, 188
the company
4B	Business overview	10-14, 26-30
4C	Organisational structure	34-40, 167-168
4D	Property, plant and equipment	14

4A	Unresolved staff comments	n/a

5	Operating and financial review and prospects
5A	Operating results	16-30
5B	Liquidity and capital resources	16-25, 74, 105-114
5C	Research and development, patents and
	licences, etc.	10-14, 26-30, 93
5D	Trend information	5-7, 16-30
5E	Off balance sheet arrangements	24, 110-113
5F	Tabular disclosure of contractual obligations	23-24
5G	Safe harbour	4

6	Directors, senior management and employees
6A	Directors and senior management	34-50
6B	Compensation	53-69, 114-122, 132-143
6C	Board practices	34-50, 52-69
6D	Employees	10-11
6E	Share ownership	53-69, 132-141

7	Major shareholders and related party transactions
7A	Major shareholders	44, 180
7B	Related party transactions	13, 142
7C	Interests of experts and counsel	n/a

8	Financial information
8A	Consolidated statements
	and other financial information	78-166, 186
8B	Significant changes	25, 143

9	The offer and listing
9A	Offer and listing details	182-183
9B	Plan of distribution	n/a
9C	Markets	2, 182-183
9D	Selling shareholders	n/a
9E	Dilution	n/a
9F	Expenses of the issue	n/a
10	Additional information
10A	Share capital	n/a
10B	Memorandum and articles of association	34-44, 124-125, 173
10C	Material contracts	34, 41-43
10D	Exchange controls	182
10E	Taxation	184-185
10F	Dividends and paying agents	n/a
10G	Statement by experts	n/a
10H	Documents on display	161
10I	Subsidiary information	n/a

11	Quantitative and qualitative disclosures about market risk	32, 86-87, 105-113

12	Description of securities other than equity securities	n/a

PART II

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	n/a

15	Controls and procedures	74

16	Reserved
16A	Audit Committee financial expert	39
16B	Code of Ethics	34, 47-48
16C	Principal accountant fees and services	70-71, 93
16D	Exemptions from the Listing Standards for
	Audit Committees	n/a
16E	Purchases of equity securities by the issuer and affiliated purchasers	181

PART III

17	Financial statements	n/a

18	Financial statements	78-151, 157-166

19	Exhibits*

*Filed with the United States Securities and Exchange Commission.

Unilever’s agent in the United States is Mr R Soiefer, Senior Vice-President, General Counsel and Secretary, Unilever United States, Inc., 700 Sylvan Avenue, Englewood Cliffs, NJ 07632.

Unilever Annual Report and Accounts 2005	191

Back to Contents

Designed and produced by Addison Corporate Marketing
Photography by Igor Emmerich
Typeset by Pauffley, London
Printed by St Ives Westerham Press under ISO 14001 environmental accreditation.
All paper used in the production of this report is recyclable and bio degradable and contains 50% recovered fibre. The paper was manufactured under ISO 9002 and
ISO 14001 environmental accreditation.

Back to Contents

Unilever N. V.
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

Unilever N.V.

(Registrant)

/s/ J A A van der Bijl

(Signature)
J A A van der Bijl, Joint Secretary

Date: 29 March 2006

Back to Contents

Item 19. Exhibits

Exhibit Number Description of Exhibit

1.1	Articles of Association of Unilever NV, as amended

2.1	Indenture dated as of August 1, 2000, among Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever United States, Inc. and The Bank of New York, as Trustee, relating to Guaranteed Debt Securities [1]

2.2	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities [2]

4.1	Equalisation Agreement between Unilever N.V. and Unilever PLC [3]

4.2	Service Contracts of the Executive Directors of Unilever NV

4.3	Letters regarding compensation of Executive Directors of Unilever NV

4.4	Unilever North America 2002 Omnibus Equity Compensation Plan [4]

4.5	The Unilever NV International 1997 Executive Share Option Scheme [5]

4.6	The Unilever Long Term Incentive Plan [6]

7.1	Computation of Ratio of earnings to fixed charges and Return on invested capital [7]

8.1	List of Subsidiaries [8]

10.1	Consent of PricewaterhouseCoopers Accountants N.V. and PricewaterhouseCoopers LLP

12.1	Certifications of the Group Chief Executive and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of the Group Chief Executive and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

1	Incorporated by reference to the Form 6-K furnished to the SEC on October 23, 2000.
2	Incorporated by reference to Exhibit 2.2 of Form 20-F filed with the SEC on March 28, 2002.
3	Incorporated by reference to Exhibit 4.1 of Form 20-F filed with the SEC on March 27, 2003.
4	Incorporated by reference to Exhibit 99.1 of Form S-8 filed with the SEC on February 27, 2003.
5	Incorporated by reference to Exhibit 4.5 of Form 20-F filed with the SEC on March 28, 2002.
6	Incorporated by reference to Exhibit 4.7 of Form 20-F filed with the SEC on March 28, 2002.
7	The required information is set forth on page 152 of the Annual Report and Accounts on Form 20-F.
8	The required information is set forth on pages 167-168 of the Annual Report and Accounts on Form 20-F.