Form 20-F
period 2008-12-31
UNILEVER N V
filed 2009-03-06
CIK 110390

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                 to

Commission file number 001-04547
     UNILEVER N.V.
(Exact name of Registrant as specified in its charter)
                                   The Netherlands
(Jurisdiction of incorporation or organization)
                    Weena 455, 3013 AL, Rotterdam, The Netherlands
(Address of principal executive offices)
S.H.M.A. Dumoulin, Group Secretary — Tel: +31-(0)10-217 4999, Fax: +31 (0)10 217 4287,
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
Yes   ☑     No   ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:
Yes   ☐     No   ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes   ☑     No   ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large Accelerated filer   ☑     Accelerated filer   ☐     Non-accelerated filer   ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes   ☐     No   ☑

Annual Report on Form 20-F 2008

Adding Vitality to Life

Contents

Report of the Directors

1	Our highlights
2	Our brands and operations
4	Chairman’s statement
6	Chief Executive Officer’s review
8	Unilever Executive
9	Vitality
18	Board of Directors
20	About Unilever
20	Our business and our strategy
20	Key indicators
21	Organisation
22	Operating environment
22	Resources
24	Laws and regulation
25	Outlook and risks
29	Performance review
35	Financial Review
44	Corporate governance
59	Report of the Nomination Committee
60	Report of the Remuneration Committee
74	Report of the Audit Committee
75	Report of the Corporate Responsibility and Reputation Committee
Financial statements

78	Statement of Directors’ responsibilities
80	Auditors’ report
81	Consolidated income statement
81	Consolidated statement of recognised income and expense
82	Consolidated balance sheet
83	Consolidated cash flow statement
84	Notes to the consolidated accounts
137	Financial record
140	Principal group companies and non-current investments
Shareholder information

149	Analysis of shareholding
150	Exchange controls affecting security holders
151	Nature of the trading market
153	Taxation for US persons holding shares in NV
154	Taxation for US persons holding shares in PLC
155	Dividend record
156	Glossary
157	Cross-reference to Form 20-F
158	Financial calendar
158	Contact details
159	Website
159	Publications
159	Share registration

160	Index
Adding Vitality to Life
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
Basis of reporting
Our accounting policies are based on International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), and on United Kingdom and Dutch law. They are also in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Certain measures used in our reporting are not defined under IFRS or other generally accepted accounting principles. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to the Performance Review on page 29 and the Financial Review on page 35.
The brand names shown in this report are trademarks owned by or licensed to companies within the Unilever Group.
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

Our highlights

Financial

7.4%
underlying sales growth
•	Ungeared free cash flow of €3.2 billion

•	Profits on disposals of €2.2 billion pre-tax

•	Return on invested capital of 15.7%

•	Total shareholder return ranking 9th out of 21

•	Earnings per share of €1.79, including €0.36 net benefit from disposals and restructuring

•	Total dividend increased to €0.77 per Ordinary €0.16 share of NV and 60.74P, per Ordinary 3 1/[9]p share of PLC

Social

22 000
products have had their nutritional profile assessed
•	Three quarters of the food products in our R&D pipeline bring specific nutritional or health benefits

•	16 million school meals delivered to 76 000 children in 2008 through our partnership with the World Food Programme

•	Four million children reached by Signal / Pepsodent / Close Up toothpaste brands through school-based oral health programmes in 2008

•	120 million people reached by Lifebuoy brand’s handwashing programme in India since 2002

Environmental

10 years
as sector leader of the Dow Jones Sustainability Indexes
•	2015: the year by which we are committed to sourcing all palm oil from certified sustainable sources

•	c. 50% of the tea we sell in Western Europe is grown on Rainforest Alliance Certified™ farms

•	39% reduction in CO2 emissions per tonne of production over the period 1995-2008*
*	2008 data is preliminary. It will be independently assured and reported in our online Sustainable Development Report 2008 at www.unilever.com/sustainability

Unilever Annual Report on Form 20-F 2008     1

Report of the Directors
Our brands and operations

Our strong portfolio of foods, home and personal care brands is trusted by consumers the world over. 13 of our brands achieve annual sales of €1 billion or more. Our top 25 brands account for over 70% of our sales.

Operational achievements

•	Strong broad-based underlying sales growth of 7.4% across categories

•	More competitive cost base: €1.1 billion savings from supply chain and organisational efficiencies

•	Increased investment behind our brands

•	Portfolio reshaped through disposals, including North American laundry, Boursin, Lawry’s and Bertolli olive oil

•	Portfolio strengthened through the acquisition of Inmarko ice cream in Russia and the planned acquisition of the TIGI hair salon brands

•	Named International Supplier of the Year by Tesco for the third year running
Regional highlights

2     Unilever Annual Report on Form 20-F 2008

Surf
small & mighty
with essential oils
Comfort
BEN & JERRY'S
Jamaican Me Crazy
SORBET
CLEAR
Cif
Domestos
GROT BUSTER
Lifebuoy
total
Lipton
Camomile
Vaseline
MEN
AXE
Suave
humectant

Our €1 billion brands*

- Axe/Lynx
- Blue Band
- Dove
- Flora/Becel
- Heartbrand ice creams
- Hellmann's
- Knorr
- Lipton
- Lux
- Omo
- Rexona
- Sunsilk
- Surf

*	Some of our brands may be marketed under alternative names in certain countries.

Category highlights

Savoury, dressings and spreads
•	Turnover of €14 232 million

•	Underlying sales growth of 7.6%
Ice cream and beverages
•	Turnover of €7 694 million

•	Underlying sales growth of 5.9%
Personal care
•	Turnover of €11 383 million

•	Underlying sales growth of 6.6%

Home care
•	Turnover of €7 214 million

•	Underlying sales growth of 9.8%

Key facts

174 000 employees at the end of 2008
20 nationalities among our top tier
managers
Around 100 countries in which we operate
€91m invested in community
programmes worldwide
€927m spent on R&D worldwide
Around 270 manufacturing sites worldwide

Unilever Annual Report on Form 20-F 2008     3

Adding Vitality to Life
Chairman’s statement

Our strategy, in an unpredictable economic environment,
is to maintain our growth momentum and deliver
competitive levels of profitability.
2008 was a difficult and turbulent year generally for business all around the world. It was dominated by a banking crisis which started in the US sub-prime property market and which quickly spread to other asset classes and countries. These problems were exacerbated by the volatile price of mineral oil and, for companies like Unilever, record rises in the cost of vegetable oils like palm, soy and rapeseed.
Despite these unprecedented circumstances I am pleased to report that Unilever performed well in 2008 and emerged as a stronger, more competitive company. It delivered good results on both top and bottom line and its strong cash flows allowed it to produce substantial returns to shareholders in the form of both share buy-backs and dividends.
Part of this was due to the inherent strength and stability of the company. Partly it was the result of a robust strategy, effectively implemented. But partly, too, it was due to the leadership of Patrick Cescau who retired from the business on 31 December (see panel opposite).
As a Board team, one of our most important tasks in 2008 was to manage Patrick’s succession once he had signalled his intention to retire. The process, initiated and led by our Nomination Committee, was wide-ranging and thorough. It was as a result of this search that we were lucky enough to find Paul Polman.
We are delighted that Paul accepted our offer to become Chief Executive Officer. He has immense experience of the markets in which we operate, having spent 26 years in our industry. Paul brings with him a deep understanding of brands, consumers and customers. He also has an enthusiasm for consumer goods which is palpable and will bring new energy and ideas to Unilever.
The other change in personnel since our 2008 AGMs has been the transition of Geneviève Berger from Non-Executive Director to Chief R&D Officer on the Executive team. In this capacity she will be able to bring her great knowledge of science and technology to the service of the business. In an industry where innovation is such a critical success factor I believe that this is an important and far-sighted appointment.
At our 2008 AGMs Kees van der Graaf and Ralph Kugler stepped down from the Boards. They are currently composed of 12 members of whom two are Executives.
David Simon will be retiring as a Non-Executive Director at the end of our 2009 AGMs after three terms of three years. During that time he has served as our Vice Chairman, Senior Independent Director and Chairman of our Nomination and Remuneration Committees. On behalf of our Boards, I take this opportunity to thank him for his contribution, wise counsel and service since 2000. It is intended that David will be succeeded in those roles by Jeroen van der Veer, with effect from the 2009 AGMs.

As part of the time that the Boards spent with the business during the year, we visited our laboratories in Bangalore and our customer innovation centre in New Jersey. The Boards reviewed the strategy at a two-day meeting in October.
One of the striking things to emerge from our strategy session was the consistency of Unilever’s approach. While the strategy has evolved to take account of the changing external environment, its essential elements remain unchanged. The Group is still committed to growing competitively and will do so by developing its core assets of brands, technology, geographic spread and marketing excellence. Just as importantly its principles remain unchanged. The Group will deliver its results in a sustainable fashion – seeking to manage its social and environmental impacts in a manner which meets the needs of all its stakeholders.
We are proposing to change to a simpler and more transparent dividend practice for the Unilever group from 2010 onwards. These changes will result in more frequent dividend payments through the payment of quarterly dividends to shareholders. They will also better align dividend payouts with the cash flow generation of the business. Further details are included in the 2009 AGM Notices.
Looking forward, I remain confident. Unilever entered 2009 with a realistic assessment of the challenges which it would have to face. Its plans were built on the assumption of a deep and prolonged global economic downturn. We are determined to emerge from this in good shape.
Finally, on behalf of the Boards, I would like to extend my sincere thanks to all of Unilever’s 174 000 employees. They have had to cope with, and manage, a huge amount of change. They have done this in an exemplary and responsible fashion.
Michael Treschow
Chairman

Patrick Cescau
On behalf of the Directors and everyone at Unilever, I want to express our appreciation to Patrick Cescau for his services to Unilever over the last 35 years. By any standards, Patrick’s career has been a remarkable one, culminating with his appointment in 2005 as Unilever’s first ever Chief Executive Officer.
Since that time he has helped to transform the company. Significant organisational – particularly the implementation of ‘One Unilever’ – change has been accompanied by a consistent improvement in business results and overall performance. Patrick leaves the business stronger than he found it, well placed to meet the challenges that lie ahead.
Throughout his time in the business, Patrick also came to embody the qualities and values that help to make Unilever a special business: respect, humanity, integrity. It is for these reasons that he is liked and respected in equal measure, both inside the company and outside.
We all wish Patrick a long and happy retirement.

Unilever Annual Report on Form 20-F 2008  5

Adding Vitality to Life
Chief Executive Officer’s review

It is a great pleasure to report to you for the first time as Unilever’s Chief Executive Officer. I am delighted to be a part of the team and to have the opportunity of leading this great company.
Paul Polman
Chief Executive Officer
Taking this role is an honour and privilege, but equally a huge responsibility. These are tough times; and tough times demand the very best of all of us. That is the spirit in which I intend to take the business forward.
Despite the fact that I have joined the Group at a time of unprecedented economic turmoil, my first message to you is a positive and reassuring one: your company is in good shape. The scale and the extent of the changes over the last four years have been a positive surprise to me. They have made Unilever stronger and more confident, well placed to weather the storms currently blowing through all sectors of the economy.
I want first, therefore, to acknowledge the hard work and dedication of Unilever employees all around the world. Thanks to their efforts, Unilever is a leaner, more focused business with a strong portfolio of leading brands. All this is vital given the intense nature of the competitive and economic environment.
The transformation was led with a mixture of skill and determination by my predecessor, Patrick Cescau, and I want to take this opportunity to recognise Patrick’s accomplishments as Chief Executive. He leaves a remarkable legacy: a wide-ranging change programme combined with steadily improving results. In short, the engine was replaced while the car kept running. Quite an achievement and I am grateful to Patrick for what he hands over.
Last year saw an acceleration of Unilever’s transformation agenda.
•	The rationalisation of our manufacturing base continued across all regions. During the last year we closed or sold a further 14 sites, bringing the total to 26 over the last two years. We are now on course to exceed our target – set in 2007 – of closing or streamlining 50 to 60 sites by 2010. All these projects are being handled with great sensitivity to the workforce. Together they are helping to provide Unilever with a modern, cost competitive supply chain, capable of meeting the demands of competing in the 21st century. To further aid speed and efficiency, we have brought all our logistical and supply chain operations in Europe together in one regional structure based in Switzerland. And we are currently embarked on a similar move in Asia by centralising our supply chain management for the region in Singapore.

•	The brand portfolio was further strengthened and sharpened. This included the sale of the North American laundry business. We also divested some smaller, non-strategic parts of our portfolio, including Boursin cheese, Lawry’s seasonings and the Bertolli olive oil businesses. These deals were all done at good prices, achieving significant value for the company. At the same time, the acquisition in 2008 of the leading Russian ice cream maker, Inmarko, filled an important gap in a critical market for us. And we are in the process of obtaining a vital entry into the fast-growing salon sector of the hair care market with our planned acquisition of the TIGI hair product business. And we are alive to similar value-creating opportunities that may present themselves during the year.

•	The One Unilever programme – under which multiple business units are integrated into a single operating structure – became a reality across most of the Group’s key markets, bringing greater speed and simplicity to all our operations.
These changes contributed to a good set of business results in 2008. We achieved strong underlying sales growth of 7.4%, broadly based across all our major product categories. Growth was driven by increased pricing as the Group moved quickly and decisively to offset the unprecedented rise in commodity costs.
Supply chain and other organisational savings of more than €1 billion meant that we were also able to increase the level of investment behind our brands, while at the same time delivering an underlying improvement in operating margin.
By any standards, this represents solid progress and a good set of results.
However, despite the positive changes to the business, there are still a number of areas in which we need to improve. Our market share positions suggest we are not yet winning in enough of the key categories and geographies in which we compete. Market positions and brand strength are two key determinants of long-term earnings capacity. So we need to do better.
Equally our costs are not yet at competitive levels. Huge progress has been made but again there is still work to do. In order to invest behind our brands and win the battles for the hearts and minds of an increasingly value conscious consumer, we must eliminate all the costs that consumers are unwilling to pay for.
Growing our volume base, while keeping closely focused on protecting our margins and cash flow, will be our priority in 2009. The economic environment is unprecedented and will require flexibility and fast action. But Unilever has long experience of operating in difficult markets and at times of great economic stress. It should be remembered that the Group was born in the era of the Great Depression of the 1930s. On each occasion since, it has learnt from the experience and emerged stronger and more resilient as a business. There are good reasons to believe we can do so again.
For one thing, we possess a highly relevant and inspiring mission. Vitality – with its emphasis on helping people to feel good, look good and get more out of life – resonates with the hopes and aspirations of consumers the world over. Vitality is even more valid today as consumers face increasingly tough economic challenges.
That is why we have made it the theme of this year’s report and why we want to extend the concept of vitality right the way through our products, our organisation and our engagement with societies at large.
We have an excellent, balanced portfolio of strong brands fulfilling basic needs; 13 have an annual turnover of €1 billion or more and we are not overly exposed to the premium sector at a time when this segment of the market is under increasing pressure. We have strong, well-established businesses in many of the world’s fastest growing markets and our global presence is building all the time. Add to this the Group’s simplified organisation and a sound and healthy financial structure and you can see why, we believe, Unilever is so well placed to win.
Underpinning these strengths, Unilever exhibits a set of deeply ingrained values – based on trust and integrity – which date back to the days of its founders and which are so well captured in the concept of ‘doing well by doing good’. These values will never be compromised, no matter how difficult the economic conditions become, and nor will the Group’s commitment to help tackle deep-seated global issues in such areas as nutrition and hygiene. In pursuit of these objectives we continue to work closely alongside agencies like the World Food Programme (WFP) and UNICEF. In 2008, our partnership with the WFP extended its scope to six countries and delivered 16 million meals to 76 000 schoolchildren.
Given the increasing problems of resource scarcity around the world, it is also vital that we take a lead on the issue of sustainable consumption. That is why we have made a clear commitment to move to sustainable palm oil sourcing by 2015 and are working with Greenpeace and others to achieve this challenging objective.
It was heartening to see the Group’s commitment to these issues publicly recognised and rewarded in 2008. For the tenth year running Unilever was named foods sector leader in the Dow Jones Sustainability Indexes – the only company ever to achieve such an accolade. And the award of Platinum standard in the UK’s Business in the Community Corporate Responsibility Index was further recognition of the Group’s willingness to act as an agent for social and environmental improvement.
All these attributes, I believe, will not only help to sustain the Group during a period of economic difficulty, but are also the pillars of long-term competitive advantage and a high performing business.
However, there is no cause for complacency. We must not underestimate the challenges ahead. If we are to prosper, we will need to continue the programme of organisational change, further increasing our ability to move quickly and decisively in response to shifting market dynamics. But internal change must be accompanied by greater external focus: we have to put the consumer and the customer at the heart of everything we do. This external focus, coupled with speed and discipline, will be the key to success.

Unilever Annual Report on Form 20-F 2008  7

Adding Vitality to Life
Chief Executive Officer’s review continued

These will be our guiding principles as we manage the business through a period of continuing turbulence and prepare for the future. We are also taking a number of additional steps:
•	We are driving brand innovation, the lifeblood of our business, to a new level. The move to a ‘One Unilever’ R&D structure under the Group’s Chief R&D Officer, Professor Geneviève Berger, will help us to win in the marketplace by focusing on fewer, bigger innovations – and rolling them out more swiftly around the world.

•	We are also raising the bar when it comes to our supply chain. Through the appointment of a Global Supply Chain Officer, we are looking for even better ways to leverage our scale in global buying and thereby reduce the overall cost of raw materials. In 2008 our supply chain savings were almost €100 million greater than the previous year. To drive the process even further we have appointed our first Chief Procurement Officer. We expect a continued strong programme in 2009 and beyond.

•	We are ensuring that our brands address the needs of value-conscious consumers everywhere. Our Bertolli restaurant-quality Italian dinners for two, for example, offer North American consumers an excellent alternative to eating out. And in South East Asia, our Knorr brand has been quick to introduce low-cost single units of stock and seasoning.

•	Finally, we are using the current economic environment to bring about a step change in our approach to costs and cash flow. Hence, we are accelerating our savings programmes and reducing many discretionary costs. We are also challenging ourselves to be ever more efficient and striving to be best-in-class in the management of working capital.
In conclusion, 2008 was a good year for Unilever. In volatile markets and in the face of a severe economic downturn the Group’s performance stood up well.
Our priority in 2009 will be to get sales volumes growing again, both sustainably and profitably. That is why we are focused on driving our costs down faster, so that we can reinvest in the business and strengthen our brands. We are also focusing in 2009 on improving the size and quality of our innovations, and rolling them out further and faster around the world. In 2008, for example, we launched Dove ‘Go fresh’ in January in two markets. Within just six months it was in eight markets, and by the end of the year in 55. We can do it. We just need to do it more often.
To re-ignite volume growth, we also need to concentrate on improving our capabilities in the marketplace – from leveraging the global scale of our supply chain to sharpening the focus we give our more successful and fastest growing customers. And finally, we will continue to develop the organisation itself, building a strong performance culture around the principles of clear accountability, a bias for action, speed of delivery and external focus.
2009 will be a challenging year. The depth and uncertainty of the current recession means that we must be able to respond quickly to rapidly changing market conditions. I am confident that we have the tools and the organisation to do that. If we can, then we will emerge from the current difficulties stronger than ever, just as we have done many times before.
Paul Polman
Chief Executive Officer

Unilever Executive (UEx)
Responsible for the performance of
the Group, guided by the Chief
Executive Officer
Left to right:
Harish Manwani
President, Asia, Africa and
Central & Eastern Europe
Jim Lawrence
Chief Financial Officer
Sandy Ogg
Chief HR Officer
Michael Polk
President, Americas
Vindi Banga
President, Foods,
Home & Personal Care
Geneviève Berger
Chief R&D Officer
Doug Baillie
President, Western Europe

8  Unilever Annual Report on Form 20-F 2008

Vitality through R&D

Unilever is a global leader in research and development, believing that powerful vitality-based innovations are crucial to delivering sustainable growth.

The year saw two important milestones. Firstly, Geneviève Berger was appointed Unilever’s first Chief R&D Officer. Secondly, our 6 000 plus R&D professionals came together in one unified organisation.
With an integrated global research, product development and implementation programme, the new R&D structure aims to give us competitive advantage in the market through greater efficiency and focus. This R&D organisation is designed to accelerate the delivery of ground-breaking advances, increase the focus on big innovations and optimise the balance between short- and long-term projects.
Unique products with proven benefits
Our R&D teams focus on creating distinctive new products with proven benefits that meet consumer needs and help add Vitality to Life.
Knorr Stockpot bouillon uses patented jelly technology. It looks natural, smells delicious, melts naturally into dishes and has a rich, authentic taste. Containing no preservatives or colourings, it was first launched in China and has recently been launched in Europe.
Our anti-dandruff shampoo Clear delivered steady market share gains compared to the previous year in markets from Brazil to the Philippines. Thanks to our superior technology, Clear’s ability to destroy dandruff-causing microbes makes the scalp healthier and prevents dandruff from returning if the shampoo is used frequently.
And we put our nutritious Blue Band margarine within reach of low-income consumers in Africa by developing an affordable single-serve sachet that keeps the product fresh even at high ambient temperatures.
Innovation also makes a vital contribution to our sustainability agenda. For example, in 2008 we made important strides in establishing verifiable environmental metrics and reducing the weight of our packaging, helping to decrease the overall impact of our portfolio.

White teeth, White Now
Our scientists share best practice and knowledge across product categories. The ground-breaking White Now toothpaste, launched under the Signal brand in seven European countries, is the first whitening toothpaste with an instant effect.
It transfers optical-effect technology developed by our laundry team to the field of oral care, using a blue pigment to make yellow teeth appear whiter. Signal White Now exceeded its sales targets and will be rolled out in a number of additional countries in 2009.

   www.unilever.com/signal

Unilever Annual Report on Form 20-F 2008     9

Adding Vitality to Life
Vitality through our brands
Every Child has the Right
Unilever’s laundry brands are
making a positive social impact
while continuing to grow sales.
Dirt is Good, the unifying
campaign for leading brands
such as Omo and Persil,
promotes getting dirty as a natural
and positive part of growing
up – essential to a child’s learning
experience. Under the Omo brand,
the campaign was taken in a fresh
direction when it commissioned a
unique study into child
development. 1 500 mothers
shared their hopes and concerns
for their children, with 63%
revealing they feared their
youngsters were being deprived of
their childhood. This insight inspired
the Every Child has the Right
campaign, focusing on giving
children the freedom to experience,
learn and develop. It has
been launched in Latin America,
Europe and Asia.
   www.unilever.com/omo
10      Unilever Annual Report on Form 20-F 2008

Vitality is at the heart of everything we do. It defines the many ways our brands help people get more out of life and is core to our growth agenda.

Our Vitality mission reaches across our whole organisation and provides the basis for our category, regional and functional strategies. Central to the way we manage our brand portfolio is identifying how each brand can best bring Vitality to Life.
We do this through focusing on three areas: personal vitality, social value and environmental impact.
More personal vitality
Our nutrition, hygiene and wellness brands deliver personal benefits, both functional and emotional, to the millions of consumers who choose them.
For example, the new Flora/Becel pro.activ Blood Pressure range enriched with potassium offers a simple way to help manage blood pressure. Potassium helps maintain a healthy blood pressure eliminating excess sodium in the body. A healthy blood pressure is important for maintaining a healthy heart.
Another example of personal vitality is Hellmann’s Light mayonnaise, which is rapidly becoming a consumer favourite around the world. In 2008, the brand launched its new Light and Extra Light formulations which incorporate Unilever’s patented citrus fibre technology. This technology gives Hellmann’s Light and Extra Light variants a smooth and creamy taste almost indistinguishable from the full fat variant, but with 60% to 90% less oil.
One of our key challenges is to ensure we make a positive impact on the world while continuing to grow sales. Our oral care team launched the next phase of Unilever’s Night Brushing Campaign. This aims to reinforce the day and night brushing habit among four- to eight-year-old children and their parents. Brushing teeth twice daily leads to dramatic oral health improvements as well as increased toothpaste consumption.
More social value
We believe our brands can be a powerful means of improving the lives of large numbers of people, by championing social causes or prompting widespread changes in behaviour and attitudes.
For example, by the end of 2008, the Dove Self-Esteem Fund campaign had reached over 3.5 million young women around the globe, helping to improve their self-confidence by challenging conventional definitions of beauty. Such activities help build a strong connection with our consumers while underpinning the brand’s successful advertising campaigns.
The Vaseline Skin Fund campaign aims to give at least three million people better access to information about managing a range of skin conditions such as eczema and ectodermal dysplasia. It was launched in the UK and the US in 2008, with more countries to follow in the coming years.
Meanwhile, Lipton continued its journey towards sourcing all the tea for its tea bags from Rainforest Alliance Certified™ farms, a goal the brand aims to achieve by 2015. In 2008, eight independent tea estates in South India became the latest of Unilever’s suppliers to achieve Rainforest Alliance Certified™ status by reducing waste and pesticide use, conserving soil quality, protecting wildlife, and paying employees a fair wage. The benefits are being felt by thousands of employees and their families, to whom the estates provide free healthcare, housing, childcare and education.
And our Blue Band/Rama brand continued to raise funds as part of our three-year partnership with the World Food Programme (WFP). This partnership helped the WFP school feeding scheme provide 76 000 children in Indonesia, Pakistan, the Philippines, Colombia, Kenya and Ghana with a nutritious daily school meal throughout the year.
Less environmental impact
We aim to grow our business in a sustainable and environmentally responsible way through focusing on cutting water consumption and waste, reducing our carbon footprint and obtaining more raw materials from sustainable sources.
Our Small & Mighty concentrated liquid detergent is a shining example: it fits into a much smaller bottle, requiring half the packaging, water and lorries to transport it. First launched in the US, Small & Mighty is now available across Europe and has proved a huge hit with consumers.
Meanwhile, Rexona offers one of the most environmentally friendly 50ml roll-on deodorants available. This was due to new manufacturing and packaging processes that underscore how our R&D expertise in responsible packaging can lead to both environmental and business benefits (see page 17).

Unilever Annual Report on Form 20-F 2008 11

Adding Vitality to Life
Vitality through our customers and suppliers

We work hard to build strong, lasting relationships with our customers and suppliers around the world – essential in today’s competitive marketplace.

Winning with customers
We are always looking for new ways to work with customers to bring Vitality to Life in their stores. We do this through activities that help consumers better understand our brands’ health, environmental and ethical benefits.
For example, Unilever is participating in four of Wal-Mart’s 13 sustainability networks which aim to bring its suppliers together to share best practice. Unilever is taking the lead in water by developing a reliable way to measure how efficiently its suppliers are using water in growing crops. Unilever ran an irrigation study among Californian tomato growers, the results of which will contribute to a sustainability scorecard for Wal-Mart suppliers.
In a further example of close co-operation with the Wal-Mart Group, in summer 2008 we set up ‘sustainability kitchens’ at ASDA superstores around the UK. The objective was to encourage shoppers to make environmentally friendly changes (such as washing laundry at 30°C) that could also save them money. As part of this activity, ASDA ran a promotion on selected Unilever brands with strong Vitality credentials, such as Hellmann’s, Persil and PG tips, resulting in a significant sales increase during the period.
Closer collaboration with suppliers
Unilever’s vitality commitment requires us constantly to make our food products healthier – for example by reducing salt, sugar and fat – without compromising on taste.
To speed up and improve flavour development for our food innovations, we created the Flavour Operating Framework (FLOF). This initiative provides a globally consistent way for our supply chain and R&D specialists to collaborate with three external suppliers – ‘Flavour Houses’ – which compete to deliver new ingredients and technologies.
FLOF has already supplied us with a number of solutions, for example to maintain the taste of Lipton ready-to-drink tea while reducing sugar content, and helping Knorr products keep flavours the same while cutting salt levels.

12  Unilever Annual Report on Form 20-F 2008

Vitality through our people

Nothing embodies our business as much as our employees. We grow as a company by growing our people and are committed to their personal vitality.

Unilever is shaped and led by its people who operate within a framework of shared values and business goals. To attract and retain the best people, we aim to create an environment in which all employees can fulfil their potential.
Personal vitality is integral to our vitality agenda. It is brought to life through many wide-ranging initiatives that promote the wellbeing of our employees.
Putting safety first
We regard safety as an essential element of a successful and sustainable business and are committed to providing a safe workplace. We aim to improve continuously the health, safety and wellbeing of everyone working for or on behalf of Unilever. A key measure of our progress in this area is our total recordable accident frequency rate, which counts all workplace accidents except those requiring only simple first aid treatment. In 2008 the rate was 0.21 accidents per 100 000 hours worked, a decrease of 19% since 2007*.
Feed the world
Anne-Roos Carter, Field Sales Support Manager, Benelux, was one of ten Unilever managers to take a secondment to the World Food Programme (WFP) in 2008. She spent three months in Indonesia, working on the WFP’s school feeding project, which aims to ensure pupils get at least one nutritious meal a day. Now in its second year, the employee secondment programme enables Unilever people to contribute their skills in placements lasting up to six months in Africa, Asia and South America. Participants get a life-changing opportunity to help fight child hunger while at the same time gaining valuable first-hand experience of living and working in developing and emerging markets.
Vital statistics
We introduced a creative way to boost the energy and enthusiasm of people working in our offices around the world. In a joint move by our Occupational Health and Organisation Effectiveness departments, employees in 21 locations completed a survey to measure a range of factors that influence their vitality. The findings were passed to local managers who then tackled priority areas. For example, in Mexico, where it is usual to take an early breakfast and a late lunch, the company Board at the Boscas office observed that people often resort to unhealthy mid-morning snacks. As an alternative, they introduced healthy snacks stations, offering fresh water, soya drinks, fruit and nuts.
Continued focus on gender
Our Global Diversity Board, led by the Chief Executive Officer, made steady progress in driving the diversity agenda throughout the business. Key milestones have been reached with critical appointments in senior roles including Geneviève Berger becoming Chief R&D Officer and joining the Unilever Executive (UEx) in July 2008. Enabling mechanisms include an expanded mentoring programme, new ways of working that promote life balance and fostering grassroots involvement through the Unilever Women’s International Network (U WIN). Initiatives such as the ‘One More’ programme focus on diversity in teams, where every team leader is responsible for increasing diversity through each new appointment. For the top 100 teams, this means looking for the opportunity to increase diversity in gender and/or nationality in every appointment they make.
Talent powerhouse in Argentina
Unilever Argentina cemented its reputation as employer of choice with a hat-trick of industry awards. For the fourth consecutive year, it was voted Best Employer by leading business magazine Apertura, which also ranked it first as the ‘company of dreams’ for students. The business also received the Carlos Pellegrini Award for best employer, presented by the National Industrial Association and the Argentine government. Unilever Argentina’s reputation is largely thanks to a strategy which includes building long-term relationships with universities to share information about promising candidates and developing innovative recruitment processes to differentiate it from other trainee programmes. This strong position has helped Argentina become an important talent source for Unilever globally; currently over 80 employees from Argentina are on assignment overseas and many others occupy regional or global roles.

*	2008 data is preliminary. It will be independently assured and reported in our online Sustainable Development Report 2008 at www.unilever.com/sustainability
Unilever Annual Report on Form 20-F 2008  13

Social impacts and Vitality
Making a difference in society

Improving nutrition and hygiene lies at the heart of our vitality agenda.
Nutrition – helping make the healthy choice
Increasingly it is recognised that diet along with regular physical activity plays a major role in maintaining good health.
By developing brands that help consumers to enjoy a healthy diet we can sustain our business growth and help address the challenge of obesity and diet-related diseases. Our marketing can also encourage consumers to adopt healthier lifestyles.
We are improving the nutritional quality of our existing product portfolio.
In 2005 we began to assess our entire brand portfolio via our Nutrition Enhancement Programme. By the end of 2008 this showed that 43% of our products are in line with internationally accepted guidelines for saturated and trans fat, sugar and salt. We continue to keep more than 22 000 products under regular review.
Innovation is bringing new products that offer specific health and nutritional benefits.
In our R&D pipeline, around three quarters of food products have what we call ‘vitality’ benefits – specific nutritional or health benefits. Examples include our Moo/Milk Time range of ices made with milk, which provide around a third of the recommended daily intake of calcium, and Flora/Becel pro.activ Blood Pressure spreads and fruity shots developed to help manage blood pressure.
To increase consumer choice, we provide variants of many brands, with full and low fat, sweetened and unsweetened options, and different portion sizes.
Through on-pack labelling, we help consumers to make the right choices. We provide consumers with essential information, showing levels of key nutrients and guideline daily amounts. In addition, the Choices stamp helps consumers identify healthier choices. Our Food and Beverage Marketing Principles ensure a responsible approach worldwide.
In countries where there is malnutrition, Unilever brands can make an important contribution to people’s diets. Our Blue Band/Rama spreads are a good source of vitamins A, and E. Amaze snacks have been developed to contain a third of the key nutrients children need daily for their mental development. Annapurna iodised salt helps prevent diseases caused by iodine deficiency.

Spreading the word
We believe Unilever can play an important role in promoting healthy food choices. For example, eating margarine and mayonnaise is a simple, tasty way to consume essential fats and fat-soluble vitamins – yet many consumers see these products as unhealthy. During the year, we continued to roll out our Goodness of Margarine campaign to 12 countries to give consumers a more informed view of our products’ contribution to public health. For mayonnaise, we continued our global communication that Hellmann’s mayonnaise is made with real, simple ingredients and is naturally rich in omega-3. Consumers responded well, with both margarine and mayonnaise showing strong growth in 2008.

www.unilever.com/hellmanns

14      Unilever Annual Report on Form 20-F 2008

Hygiene – changing habits, helping save lives
Globally, a lack of basic hygiene causes a wide range of illnesses. Incorporating simple habits into everyday routines such as washing hands with soap prevents life-threatening diseases, particularly diarrhoea and respiratory infections. And brushing teeth day and night can significantly contribute to the prevention of gum disease and infection.
Making good quality products such as soap and toothpaste affordable and widely available to consumers is a crucial starting point, but products alone are often not enough if people do not change their habits.
So Unilever’s health and hygiene programmes harness the power of our marketing to change behaviour. By working with partners in government and non-government organisations we can extend our impact further.
In 2008 the Lifebuoy brand, together with the United Nations and other partners, launched the first ever Global Handwashing Day. Lifebuoy brand teams in 23 countries helped raise awareness about how handwashing with soap can help prevent diseases.
In India, the Lifebuoy hygiene education programme, Swasthya Chetna, has reached nearly 51 000 villages and made a difference to the lives of 120 million people in rural areas since 2002. Similar programmes in Bangladesh, Pakistan, Sri Lanka, South Africa, Vietnam and Indonesia reached a further 13 million.
Another common affliction is oral disease. Around the world, over 1 billion people do not brush their teeth with a fluoridated toothpaste at all, while over 2 billion do not brush twice a day. Here too, changing everyday habits is critical.
Our Signal, Pepsodent and Close Up brands are making a real difference. In 2008 we extended our long-standing partnership with the FDI World Dental Federation. It now covers 40 countries. The partnership is focusing on encouraging children and their families to brush day and night with fluoride toothpaste as this has the greatest impact on improving oral health around the world.

Unilever Annual Report on Form 20-F 2008     15

Environment and Vitality
Working towards sustainability

Unilever depends on the natural environment for supplies of raw materials and water. Sustainability is a business issue.
Over two thirds of our raw materials come from agriculture. Changing weather patterns, water scarcity and unsustainable farming practices threaten the long-term viability of agricultural production. Packaging depends on supplies of paper and other materials. Water is essential for consumers when using many of our brands.
For more than a decade we have been working to reduce the environmental impact of our own operations. Now we are going further to look at indirect impacts, encompassing suppliers and consumers where possible. In 2008 we piloted a way to measure our product categories against four indicators covering water, waste, sustainable sourcing and greenhouse gas emissions. This data will inform future development and innovation across our categories.
Sourcing sustainably
Unilever buys approximately 12% of the world’s black tea, 7% of the world’s tomatoes and 4% of its palm oil. We have developed detailed guidelines on what sustainable agriculture means for key crops, covering issues such as reducing pesticide use, conserving water and using less energy.
In 2007 we announced our commitment to source all our tea from certified sustainable sources. About half the Lipton Yellow Label and PG tips we sell in Western Europe is now grown on Rainforest Alliance Certified™ farms. This commitment was instrumental in winning a contract to supply tea for McDonald’s in several European countries.
Hellmann’s mayonnaise is committed to sourcing cage free eggs for all products sold in Western Europe by 2010.
Most of the world’s oil palm is grown in SE Asia where the clearance and burning of forests contributes to global warming. Worldwide, deforestation releases nearly 20% of the world’s greenhouse gases. Working with Greenpeace, we have built a global coalition of companies, banks and NGOs to break the link between deforestation and the cultivation of oil palm. In 2008, we announced our intention to have all our palm oil certified as sustainable by 2015.
Addressing climate change
Changes in climatic conditions threaten the stability of the markets where we operate, as well as our agricultural supply chain. Developing countries, where we are growing strongly, are especially vulnerable to the effects of climate change.
We are committed to reducing carbon dioxide emissions from energy in our manufacturing operations by 25% by 2012 (measured by tonne of production against a baseline of 2004).
Since 1995 we have achieved a 39% reduction in CO2 from energy per tonne of production. In 2008 we reduced our CO2 emissions by 1.6% per tonne of production compared to 2007.
In fact most CO2 emissions associated with our brands occur during consumer use since many of our products require energy to heat water for cooking and washing. Through the design and formulation of our products, we can make a difference. For example, by developing concentrated detergents that use fewer raw materials and less packaging, that are less energy intensive to manufacture, and that are effective at lower wash temperatures.
Conserving water
Our brands rely on water at each stage of their life cycle – upstream in the supply chain, in our own manufacturing operations and in the hands of consumers.
Since 1995 we have reduced the amount of water we use per tonne of production by 63% by minimising water use and maximising water recycling. During 2008 we achieved a 3% reduction in water use compared to 2007 from 3.05m3 to 2.96m3 per tonne of production.*
The most direct impact we can have on water conservation is by designing products that use less. Surf Excel Quick Wash laundry detergent, for example, saves two buckets of water per wash for consumers in India – a real benefit when water is scarce and costly. In 2008 sales increased by 20%. One Rinse Comfort fabric conditioner eliminates the need to rinse clothes before applying the conditioner.

*	Measured by tonne of production. 2008 data is preliminary. It will be independently assured and reported in our online Sustainable Development Report 2008 at www.unilever.com/sustainability

16      Unilever Annual Report on Form 20-F 2008

Reducing packaging and waste
Packaging is essential to protect our brands, maintain hygiene and present them attractively to consumers. The more we reduce the impacts of our packaging, the greater the potential saving in materials, energy, transport and disposal costs for customers and consumers.
We have also been minimising waste from manufacturing as part of our eco-efficiency programme for more than a decade. Since 1995 we have cut total waste sent for disposal by 68% per tonne of production. During 2008 we saw an increase of 4.3% in total waste compared to 2007. This increase from 7.56kg/tonne to 7.89 kg/tonne has been driven by three factors: legislative changes which require different methods of disposal for non-hazardous waste; under-capacity in effluent treatment; and the planned disposal of accumulated and inherited hazardous waste.*

Lighter, stronger, greener
Unilever experts apply their skills to reducing our brands’ impact on the environment, as well as making them perform better. Our Rexona 50ml roll-on deodorant is one of the most environmentally friendly on the market, thanks to a radical rethink of its design and manufacture. The moulding, assembly and packaging processes were streamlined and energy efficiency improved, with the resulting roll-on weighing on average 8% less and using 1 000 tonnes less plastic per year than previously. The time needed to make the cap was cut by 34% and the time to make the bottle was reduced by 8%, leading to significant energy savings. Rexona deodorants continued to do well, as sales grew rapidly in 2008.

www.unilever.com/rexona

Unilever Annual Report on Form 20-F 2008     17

Shareholder information
Board of Directors

Chairman
Michael Treschow1,2
Nationality: Swedish. Aged 65.
Chairman since May 2007. Chairman, Telefonaktiebolaget L M Ericsson. Non-Executive Director, ABB Group. Board member, Knut and Alice Wallenberg Foundation, Member of the European Advisory Board, Eli Lilly and Company. Chairman, AB Electrolux 1997-2007 and Confederation of Swedish Enterprise 2004-2007.
Vice-Chairman
The Lord Simon of Highbury CBE3,4,5
Nationality: British. Aged 69.
Appointed 2000. Non-Executive Director, Suez Group. Director, CEPS, Belgium. Member of the International Advisory Council, FITCH, France. Member of the International Advisory Board, Dana Gas Corporation. Member, Advisory Board, Montrose Associates Limited. Senior Advisor, Morgan Stanley International. UK Government Minister 1997-1999. Group Chief Executive, BP p.l.c. 1992-1995 and Chairman 1995-1997.
Executive Directors
Paul Polman
Chief Executive Officer
Nationality: Dutch. Aged 52.
Chief Executive Officer since January 2009. Appointed Director October 2008. President, Kilimanjaro Blindtrust. Patron, Leaders for Nature, an International Union for Conservation of Nature (IUCN) initiative. Various positions within Procter & Gamble Co. 1979-2001, Group President Europe and Officer, Procter & Gamble Co. 2001-2006. Chief Financial Officer, Nestlé S.A. 2006-2008. Executive Vice President and Zone Director for the Americas 2008.
James Lawrence
Chief Financial Officer
Nationality: American. Aged 56.
Appointed Director May 2008. Appointed Chief Financial Officer September 2007. Non-Executive Director, British Airways Plc. Various senior positions at General Mills, Inc. 1998-2007, including Vice Chairman 2006-2007, Executive Vice President- International 2000-2006 and Chief Financial Officer 1998-2007. Executive Vice President and CFO, Northwest Airlines 1996-1998, President and CEO, Pepsi-Cola International (Asia, Middle East, Africa) 1992-1996, and Chairman, LEK Partnership 1983-1992. Non-Executive Director, Avnet Inc. 1999-2008.
Non-Executive Directors
The Rt Hon The Lord Brittan of Spennithorne QC, DL6
Nationality: British. Aged 69.
Appointed 2000. Vice-Chairman, UBS Investment Bank and Chairman, UBS Limited. Director, UBS Securities Company Limited. Member, International Advisory Committee of Total. Member, European Commission and Vice-President 1989-1999. Member, UK Government 1979-1986. Home Secretary 1983-1985 and Secretary of State for Trade and Industry 1985-1986.
Professor Wim Dik7
Nationality: Dutch. Aged 70.
Appointed 2001. Professor at Delft University of Technology. Chairman, Supervisory Board of Zesko Holding B.V. and Chairman, Advisory Board of Spencer Stuart Netherlands. Non-Executive Director, Aviva plc, Logica plc and Stage Entertainment B.V. Chairman and CEO, Koninklijke PTT Nederland (KPN) 1988-1998 and Koninklijke KPN N.V. (Royal Dutch Telecom) 1998-2000. Minister for Foreign Trade, Netherlands 1981-1982.

18      Unilever Annual Report on Form 20-F 2008

Left to right:

Michael Treschow
The Lord Simon of Highbury
Paul Polman
James Lawrence
The Rt Hon The Lord Brittan of Spennithorne
Professor Wim Dik
Charles Golden
Byron Grote
Narayana Murthy
Hixonia Nyasulu
Kees Storm
Jeroen van der Veer

Charles Golden7
Nationality: American. Aged 62.
Appointed 2006. Non-Executive Director, Clarian Health Partners, Hill-Rom Holdings, Eaton Corporation and Lilly Endowment, Inc. Member of Finance Committee, Indianapolis Museum of Art. Executive Vice-President, Chief Financial Officer and Director, Eli Lilly and Company 1996-2006.
Byron Grote7
Nationality: American/British. Aged 60.
Appointed 2006. Chief Financial Officer, BP p.l.c.
Narayana Murthy8
Nationality: Indian. Aged 62.
Appointed 2007. Chairman, Asia Business Council, International Institute of Information Technology and Infosys Technologies Limited. Director, Infosys Consulting, Inc., Infosys Technologies (China) Company Limited, New Delhi Television Ltd. Non-Executive Director, HSBC Holdings plc.
Hixonia Nyasulu8
Nationality: South African. Aged 54.
Appointed 2007. Chairman, Sasol Ltd. Non-Executive Director, Barloworld Ltd and Tongaat-Hulett Group Ltd. Member, Advisory Board of JP Morgan SA. Director, Paton Tupper Associates (Pty) Ltd.
Kees Storm9
Nationality: Dutch. Aged 66.
Appointed 2006. Chairman, Supervisory Board and Member of the Audit Committee, KLM Royal Dutch Airlines N.V. Member, Supervisory Board, AEGON N.V. Board member and Chairman of Audit Committee, Anheuser-Busch InBev S.A. Board member and member of the Audit Committee, Baxter International, Inc. Vice-Chairman, Supervisory Board, Pon Holdings B.V. Chairman, Executive Board, AEGON N.V. 1993-2002.
Jeroen van der Veer1,2
Nationality: Dutch. Aged 61.
Appointed 2002. Chief Executive Royal Dutch Shell plc. Member, Supervisory Board of De Nederlandsche Bank N.V. 2000-2004.

1	Member Nomination Committee
2	Member Remuneration Committee
2	Chairman Nomination Committee
4	Chairman Remuneration Committee
5	Senior Independent Director
6	Chairman Corporate Responsibility and Reputation Committee
7	Member Audit Committee
8	Member Corporate Responsibility and Reputation Committee
9	Chairman Audit Committee
Unilever Annual Report on Form 20-F 2008     19

Report of the Directors
About Unilever

Our business and our strategy
Unilever is one of the world’s leading suppliers of fast moving consumer goods. We aim to add Vitality to Life through meeting everyday consumer needs for nutrition, hygiene and personal care with products that help people to feel good, look good and get more out of life. Unilever is a global business which achieves close to half of its turnover in developing and emerging markets in Asia, Africa, Central & Eastern Europe and Latin America. Unilever’s portfolio includes such well-known brands as Knorr, Lipton, Hellmann’s, Magnum, Omo, Dove, Lux and Axe/Lynx.
In 2008 we continued to focus on investing resources in markets that are attractive and where we have competitive advantage, notably Vitality (which we discuss in more detail on pages 9 to 17), Developing and Emerging (D&E) markets and personal care. These higher growth areas have offered excellent opportunities for us to develop our business performance and deliver more shareholder value. At the same time, we continue to seek to enhance our profitability and productivity through our transformation agenda, the key features of which are the simplification of our structure under the ‘One Unilever’ programme, the strengthening of our brand portfolio through acquisitions and disposals, and the rationalisation of our supply chain.
Our long-term ambition is to be in the top third of a group of 21 fast moving consumer goods companies in terms of total shareholder return on a three-year basis. A list of companies included in our peer group is set out on page 43.
Key indicators – performance and portfolio
We have defined the following five key financial performance indicators for our business:

	2008	2007	2006

Underlying sales growth (%)	7.4	5.5	3.8
Operating margin (%)	17.7	13.1	13.6
Ungeared free cash flow (€ billion)	3.2	3.8	4.2
Return on invested capital (%)	15.7	12.7	14.6
Total shareholder return (ranking)	9	8	13

Underlying sales growth (USG) is defined as the percentage increase in turnover, adjusted for the impact of acquisitions and disposals and exchange rate fluctuations. In 2008, underlying sales growth increased from 5.5% to 7.4%, driven by pricing action in response to unprecedented increases in commodity costs.
Operating margin for 2008 improved from 13.1% to 17.7%, boosted by the net impact of profits on disposals, restructuring charges and other one-off items. Before these items the underlying improvement in operating margin in 2008 was 0.1 percentage points.
Ungeared free cash flow (UFCF) is defined as the cash flow from operating activities less net capital expenditure, pension charges, share-based compensation costs and tax. A more comprehensive definition is given on page 41. In 2008, UFCF was €3.2 billion, which was €0.6 billion lower than a year earlier, with the underlying growth in operating profit being offset by business disposals and adverse currency movements. It also reflected higher restructuring costs, additional investment in capital expenditure and higher tax rates. It included a working capital increase of only €0.2 billion, which we see as a good achievement in the light of the unprecedented commodity cost increases and related pricing actions.
Return on invested capital (ROIC) is defined as profit after tax (excluding finance and net impairment charges) divided by the average invested capital. A more comprehensive definition is given on page 42. In 2008, ROIC was 15.7%, boosted from 12.7% in 2007 by profits on business disposals. Excluding profits on disposals, ROIC was 11.2%, broadly in line with 2007 on a comparable basis.
Within our peer group of 21 companies, our relative Total
Shareholder Return over a three-year period was 9th in 2008. This measure forms part of the basis for the long-term remuneration of top management.
Underlying sales growth, ungeared free cash flow and return on invested capital are not recognised measures under IFRS. The IFRS measure most comparable with USG is turnover. In our Financial Review on page 43 we reconcile USG with changes in turnover. There is no IFRS measure directly comparable with either UFCF or ROIC. In our Financial Review on pages 41 and 42 we reconcile ROIC to net profit, and UFCF to both net profit and cash flow from operations. The values of turnover, net profit and cash flow from operating activities for the last three reporting years are as follows:

	€ million	€ million	€ million
	2008	2007	2006

Turnover	40 523	40 187	39 642
Net profit	5 285	4 136	5 015
Cash flow from operating activities	5 326	5 188	5 574

Further information about these measures, including definitions and, where appropriate, reconciliation to GAAP measures, can be found in our Financial Review starting on page 40.
In addition to these financial indicators, we track other measures in support of our strategic goals. We believe that the share of our business that is generated in Developing and Emerging (D&E) markets, and the proportion of our turnover that is generated by our top 25 brands are particularly relevant. For the latter measure we group together brands that have common consumer profiles and are supported by common innovation programmes, although in some cases the brand names may vary between countries. The results for these measures for the last three reporting years are as follows:

	2008	2007	2006

Share of turnover in D&E markets (%)	47	44	42
Share of turnover in top 25 brands (%)	73	73	73

20      Unilever Annual Report on Form 20-F 2008

Report of the Directors
About Unilever continued

Our definition of D&E markets includes all countries in Latin America, Central & Eastern Europe, Africa and Asia, except Japan, Korea, Australia and New Zealand. In 2008, the turnover in these markets represented 47% of the turnover of the Group. Our D&E strategy aims to increase the penetration and consumption of our categories with D&E consumers at all income levels and to trade consumers up to higher added value products as needs change with rising incomes. We have an outstanding geographic footprint in D&E markets. Our focus is to maintain and develop our leading category and brand positions in our D&E strongholds, such as Brazil, India, South Africa and Indonesia, whilst simultaneously investing aggressively for growth to build up new brand and category positions in countries that present important new growth opportunities, notably China and Russia.
In the last decade we have strengthened our brand portfolio, with the top 25 brands now collectively contributing 73% of our global turnover. We now have 13 brands with a turnover of €1 billion or more, as the Axe/Lynx men’s care brand surpassed this milestone in 2008.
We also monitor the development of our brands through independent market information that gives us insights into our leading positions versus our direct competitors. In our section on Operating environment on page 22 we indicate the product areas in which we have leading or key strategic positions.
Key indicators – people and sustainability
Unilever has for many years recognised the significance of social and environmental issues as a critical dimension of its operations, and has established many indicators to track its performance in these areas.
We regard safety as an essential element of a successful and sustainable business and take seriously our responsibility to provide a safe workplace. We aim to improve continuously the health, safety and well-being of everyone working for or on behalf of Unilever. A key measure of our progress in this area is our total recordable accident frequency rate, which counts all workplace accidents except those requiring only simple first aid treatment. For details please refer to page 13.
We are committed to meeting the needs of customers and consumers in an environmentally sound and sustainable manner, through continuous improvement in environmental performance in all our activities. We exercise the same concern for the environment wherever we operate and aim to reduce the environmental footprint of our business and brands.
The environmental measures that we regard as the most significant in relation to our business are those relating to the amounts of CO2 from energy that we produce, the water that we consume as part of our production processes, and the amount of waste that we generate. For further details please refer to page 16.
The table below shows the results for the last three years.

	2008	2007	2006

Total recordable accident frequency rate per 100 000 hours	0.21	0.26	0.33
CO2 from energy per tonne of production (kg)	146.77	149.18	164.59
Water per tonne of production (m3)	2.96	3.05	3.29
Total waste per tonne of production (kg)	7.89	7.56	7.46

Data for 2008 is preliminary. It will be independently assured and reported in our online Sustainable Development Report 2008 at www.unilever.com/sustainability For previous years, the data has been assured. The type of assurance undertaken has been limited to enquiries of company personnel and analytical procedures together with review on a sample basis of the operation of processes relating to performance data noted in the table above. Assurance of this nature is substantially less in scope than a financial audit and does not include detailed sample testing of source data, processes or internal controls. None of the assurance services in this area is provided by Unilever’s external financial auditors.
On pages 9 to 11 of this report we give examples of the ways in which our brands are addressing consumers’ social and environmental concerns. A comprehensive review of Unilever’s social and environmental performance can be found in our annual Sustainable Development Report, available online at www.unilever.com/investorrelations/annual_reports Our online Report will contain updated and independently assured results for 2008 for the measures above, as well as trend information that demonstrates our performance over the longer term.
Ten-year trends in many of the measures described above, together with a range of other indicators, are included in the document entitled ‘Unilever Charts’ which can be found on our website at www.unilever.com/ourcompany/investorrelations/annual_reports
Organisation
Unilever’s organisation comprises regions, categories and functions.
During 2008, we reorganised the management of our regions so that our operations in Central & Eastern Europe were managed together with those in Asia and Africa, whereas they had previously been managed with those in Western Europe. This change reflects our strategic focus on the developing world and the fact that these markets share many common characteristics. Our regions have profit responsibility for the local go-to-market operations in their geographic territory. The focus is primarily to build and develop relationships with customers, to develop the regional supply chain to deliver customer service and asset productivity, and to deploy brands and innovations effectively, focused on excellent execution in the market place. The performance of the regions is measured in terms of in-year financial results, customer service levels and market positions.

Unilever Annual Report on Form 20-F 2008     21

Report of the Directors
About Unilever continued

In 2008, we combined all global categories and brands across nutrition, hygiene and personal care into one global category organisation. The global category team aims to develop winning category and brand strategies, to create exciting new brand communication, product innovation and renovation, and to provide strategic direction for the supply chain. The category team is responsible for medium-term value creation, considering items such as market share, category growth, brand health and innovation.
Our functional teams, notably Finance and Human Resources, are responsible for providing business partnering, strategic support and competitive services across the global business. These functions are organised around the same principles of business partners, shared services and expertise teams.
The top management team, called the Unilever Executive (UEx), consists of the CEO with seven direct reports, including three regional Presidents for Western Europe, the Americas and Asia Africa CEE, one global President for the global categories, and three functional heads namely the CFO, Chief HR Officer and Chief R&D Officer.
During 2008, Paul Polman was appointed CEO, replacing Patrick Cescau with effect from 1 January 2009, and Geneviève Berger joined the UEx team as Chief R&D Officer, having previously been a Non-Executive Director.
Operating environment
Competition
In our markets, we are competing with a diverse set of competitors. Some of these competitors operate on an international scale like ourselves, while others have a more regional or local focus.
We aim to focus on providing consumers with added-value products that bring Vitality to Life, in several important ways:
•	creating and nurturing attractive brands that are trusted and preferred by consumers and which seek to address consumer needs and aspirations better than other brands;

•	developing and rolling out new and better products and concepts across our regions and product categories, supported by innovative communication campaigns; and

•	optimising and improving the productivity and efficiency of our cost and asset base whilst ensuring a consistent high quality of our products.
Around 70% of our turnover is in countries and categories where we have a leadership position, as measured by the value of turnover. We hold the global number 1 position in savoury, spreads, dressings, tea, ice cream, deodorants and mass skin care. We hold the global number 2 position in laundry detergents and daily hair care. We have strong local positions in household care and oral care.
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
Exports
Our products are sold in over 150 countries around the world. In many countries we manufacture the products that we sell, while we also export products to countries where we do not have manufacturing operations. The manufacturing network is generally determined by an optimised regional sourcing strategy which takes account of requirements for innovation, quality, service, cost and flexibility.
Seasonality
Certain of our businesses, such as ice cream, are subject to significant seasonal fluctuations in sales. However, Unilever operates globally in many different markets and product categories, and no individual element of seasonality is likely to be material to the results of the Group as a whole.
Raw and packaging materials
Our products use a wide variety of raw and packaging materials which we source internationally, and which may be subject to price volatility. In 2008 we saw unprecedented price increases in many of our materials, notably in edible oils, which are used in many food products as well as some personal care products, and of crude oil, which is relevant to our transport costs but also used as an input for certain petrochemicals and packaging materials.
Related party transactions
Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in this report, there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2008 or the two preceding years.
For more information about related party transactions please refer also to note 30 on page 135.
Resources
Our brands
We have a strong and well differentiated portfolio of global and local brands, which are positioned to meet the needs and aspirations of our consumers across a variety of price points, segments and channels, allowing us to compete effectively in our key categories and countries.
In 2008 thirteen of our brands had global turnover of €1 billion or more. These were Knorr, Hellmann’s, Lipton, Becel/Flora (Healthy Heart), Rama/Blue Band (Family Goodness), Wall’s/Algida (Heartbrand), Omo, Surf, Dove, Lux, Rexona (including Sure and Degree), Axe/Lynx and Sunsilk (including Seda and Sedal).
We manage our brands under the following four category headings: savoury, dressings and spreads; ice cream and beverages; personal care; and home care.

22      Unilever Annual Report on Form 20-F 2008

Report of the Directors
About Unilever continued

Savoury, dressings and spreads includes soups, bouillons, sauces, snacks, mayonnaise, salad dressings, margarines, spreads and cooking products such as liquid margarines, and some frozen foods. Our key brands here are Knorr, Hellmann’s, Becel/Flora (Healthy Heart), Rama/Blue Band (Family Goodness), Calvé, WishBone, Amora, Ragú and Bertolli.
Ice cream and beverages includes ice cream sold under the international Heartbrand, including Cornetto, Magnum, Carte d’Or and Solero, Wall’s, Kibon, Algida and Ola. Our portfolio also includes Ben & Jerry’s, Breyers, Klondike and Popsicle. This category also includes tea-based beverages, where our principal brands are Lipton, Brooke Bond and PG tips, as well as weight management products, principally Slim•Fast, and nutritionally enhanced products sold in developing markets, including Annapurna and AdeS.
Within these groups, we also include sales of Unilever Foodsolutions, which is a global food service business providing solutions for professional chefs and caterers.
In personal care, six global brands are the core of our business in the mass skin care, daily hair care and deodorants product areas – Dove, Lux, Rexona (including Sure and Degree), Sunsilk (including Seda/Sedal), Axe/Lynx and Pond’s. Other important brands include Suave, Clear, Lifebuoy and Vaseline, together with Signal and Close Up in oral care.
Our home care ranges include laundry products, such as tablets, traditional powders and liquids for washing clothing by hand or machine. Tailored products including soap bars are available for lower-income consumers. Our brands include Omo (‘Dirt is Good’ platform), Surf, Comfort, Radiant and Skip. Our household care products include surface cleaners and bleach, sold under the Cif, Domestos and Sun/Sunlight brands.
Please refer also to pages 9 to 11 where we give many examples of the ways in which our brand portfolio is being actively managed in support of our Vitality agenda.
Our employees
We believe in providing an environment where individuals can achieve their goals, both professionally and personally. In order to attract and retain the best people, we recognise the need to offer them ways to take advantage of opportunities, room to succeed and grow, and more directions in which to pursue their careers.
Our success depends on innovation, so we do everything we can to ensure that the enterprising people we employ have the freedom to act. We give them all the support and encouragement they need. At the same time, we empower them to make tough decisions, implement new ideas and use their initiative. As a result our people have a passion for achievement, strive for outstanding results and are determined to get things done.
We believe in everyone’s ability to develop and grow and that life at work should be a continuous learning journey and that we all have an equal right to take advantage of the opportunity to develop ourselves. In our view seizing the opportunity to make a difference is more important than simply progressing up the ladder.
Personal vitality is also something we feel strongly about and we have programmes and activities in place which are designed to help everyone in the business take care of themselves and encourage a better quality of life. By creating a vitalising work experience and environment for our people we help them feel energised and able to perform to the very best of their ability.
We have created an inclusive environment where people can bring their whole self to work; they do not have to change to fit in. We want people to be themselves. This drives a higher level of engagement and, as a direct result, improves all-round performance.
The fact that everyone is unique and has different interests outside of the office has a positive impact on the way we work and on our culture. Understanding other people’s perspectives and learning from them adds variety and enriches what we do.
On page 13 we have given some examples of the ways in which we promote vitality in our people and in our ways of working.
We believe our relationship with our employees and any labour unions of which they may be part is satisfactory in all material respects.
Our total employee numbers over the last five years were as follows:

Year end in thousands	2008	2007	2006	2005	2004

Western Europe	30	34	36	41	44
The Americas	42	43	45	47	47
Asia Africa CEE	102	97	98	118	132

Total	174	174	179	206	223

Numbers for prior years have been restated following the change in our regional organisation during 2008.
Diversity
Diversity in Unilever is about inclusion, embracing differences, creating possibilities and growing together for better business performance. We embrace diversity in our workforce: this means giving full and fair consideration to all applicants and continuing development to all employees regardless of gender, nationality, race, creed, disability, style or sexuality. Diversity plays a vital role in ensuring we understand consumers’ needs.
The commitment to diversity is set right at the top of our business. It is driven by the Global Diversity Board, chaired throughout 2008 by former Group Chief Executive Patrick Cescau, who has emphasised that ‘diversity is critical to our business competitiveness and long-term sustainability’.

Unilever Annual Report on Form 20-F 2008     23

Report of the Directors
About Unilever continued

Unilever is a very culturally diverse business, with 20 different nationalities represented among our top-level group of 100 managers worldwide.
We have worked to embed diversity firmly into our day-to-day business decisions, via our talent management and people processes, from appointments to development. As part of the Human Resources planning process our business units are required to develop specific diversity plans that are aligned to the priorities and needs of their regions and categories. Progress on implementation of these plans is monitored closely.
We continue to carry out quarterly measurement and tracking of diversity against our objectives, using the HR Strategy in Action tool. Gender diversity remains an important priority.
Information Technology
Unilever IT is a global function headed by a Chief Information Officer, reporting to the Chief Financial Officer, with a strategy to deliver simple and competitive IT solutions in a cost-effective way to support the business agenda.
A common technology framework and common standards for architecture, key technologies, process, information and service allow Unilever to simplify its IT operations to better exploit global scale in IT. For example, this common approach facilitates the move towards regional supply chain organisations and the development of regional shared service centres, notably in Finance and Human Resources, which in some cases are outsourced.
The IT function is a key enabler for the One Unilever transformation towards a globally aligned business through:
•	strategic alliances and partnerships with global suppliers;

•	improving IT infrastructure and service levels, whilst reducing costs;

•	building consistent IT capabilities, processes and databases; and

•	strategic outsourcing in selected key areas
The implementation of an integrated enterprise-wide information system in each region in support of the One Unilever transformation is firmly on track. The Western Europe region completed its phased implementation, with the last group of countries going live at the end of 2008. The Asia Africa CEE region made good progress as a number of countries were added in a phased implementation towards 2010. The Americas is already fully operational across the region.
Unilever partners with a selected group of leading suppliers to develop and maintain a limited number of complementary IT systems that collectively cover our business needs. This promotes radical simplification, increased flexibility and agility, faster implementation and reduced costs.
Intellectual property
We have a large portfolio of patents and trademarks, and we conduct some of our operations under licences that are based on patents or trademarks owned or controlled by others. We are not dependent on any one patent or group of patents. We use all appropriate efforts to protect our brands and technology.
Property, plant and equipment
We have interests in properties in most of the countries where there are Unilever operations. However, none is material in the context of the Group as a whole. The properties are used predominantly to house production and distribution activities and as offices. There is a mixture of leased and owned property throughout the Group. There are no environmental issues affecting the properties which would have a material impact upon the Group, and there are no material encumbrances on our properties. Any difference between the market value of properties held by the Group and the amount at which they are included in the balance sheet is not significant. Please refer also to the schedule of principal group companies and non-current investments on page 140 and to details of property, plant and equipment in note 10 on page 99. We believe our existing facilities are satisfactory for our current business and we currently have no plans to construct new facilities or expand or improve our current facilities in a manner that is material to the Group.
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
Legal proceedings
We are involved from time to time in legal and arbitration proceedings arising in the ordinary course of business. However, although the outcome of legal proceedings are inherently difficult to predict, we are not currently involved in any legal or arbitration proceedings which may be expected to lead to material loss or expenditure in the context of the Group results. Similarly we do not have any material obligations under environmental legislation. None of our Directors or Officers is involved in any legal proceedings which are material as aforesaid. For further information on certain legal proceedings please refer to ‘legal proceedings’ within note 25 on page 126.

24      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Outlook and risks

The following discussion about outlook includes ‘forward-looking’ statements that involve risk and uncertainties. The actual results could differ materially from those projected. See the ‘Cautionary statement’ on the inside back cover.
Outlook
The progress Unilever has made in recent years is clear and encouraging. We have great brands, an enviable geographic reach and around 70% of our turnover comes from categories in which we have leadership positions. We have an organisation which is able to act more decisively and with greater speed. We are also benefiting from cost reduction programmes which we established well ahead of the onset of the recession and which have much further to run.
The fact remains however that the global economic climate is more difficult than many of us have ever seen. The extent of the downturn, how deep and how prolonged, is difficult to predict.
As 2008 progressed we saw recessionary conditions in most developed markets and a slowdown in D&E markets. Consumer and customer de-stocking exacerbated already weakening demand, and volumes suffered as a result.
In these circumstances it is important to focus on the things we can do in the short term to further strengthen our competitive position. So the priority for 2009 will be to re-ignite volume growth whilst protecting margins and the strong cash generating capacity of the business.
We have already announced a series of measures in support of these priorities; and have shortened the time horizon of our variable pay scheme to six months. This will ensure that we quickly align the organisation behind the new priorities.
We no longer wish to target the business to deliver an operating margin in excess of 15% in 2010. This target was set at a very different time and in very different circumstances. We need to ensure that we focus on creating long-term value for our shareholders in today’s climate. Hence, the focus will be on volume growth and strengthening the competitive position of our brands.
We believe that the actions we are taking will further strengthen Unilever’s competitive position. In time, we have no doubt we will be able to lift the growth profile of the business whilst steadily improving margins each year.
Risk Factors
Risks and uncertainties that could cause actual results to vary from those described in this document, or that could impact on our future performance or our ability to meet our published targets, are identified below. This list is not intended to be exhaustive and there may be other risks and uncertainties that are not mentioned below that could impact our future performance or our ability to meet published targets. The risks and uncertainties discussed below should be read in conjunction with the Report of the Directors beginning on page 2 and the consolidated financial statements and related notes beginning on page 77.
The economic slowdown has adversely impacted consumer markets and resulted in a reduction in consumer spending. If we are unable to remain competitive in these changing markets, our profits, profit margins and revenues may be adversely affected. The unprecedented economic slowdown and turmoil in the global economies has adversely impacted consumer markets. These have resulted, and may continue to result, in a reduction in consumer spending in Unilever’s markets. Unilever’s business is dependent on the continued consumer demand for our products and reduced consumer wealth may result in our consumers becoming unwilling or unable to purchase our products. In view of the current economic slowdown the need to offer consumers a superior value proposition will become more acute. In the event we are unable to remain competitive, our profits, profit margins and revenues may be adversely affected.
We have a number of large global brands and any adverse event affecting consumer confidence or continuity of supply of such a brand could have an adverse impact in many of our markets. As the carrying value of intangible assets associated with some of our brands is significant, and depends on the future success of those brands, there remains a risk that events, such as a reduction in consumer demand affecting one or more of our global brands, could potentially impair the value of those brands.
Our sales growth depends in large part on our ability to generate and implement a stream of consumer relevant improvements to our products. The contribution of innovation is affected by the level of funding that can be made available, the technical capability of the research and development functions, and the success of operating management in rolling out quickly the resulting improvements. If we fail or are otherwise unable to deliver these, it may have an adverse impact on our sales growth.

Unilever Annual Report on Form 20-F 2008     25

Report of the Directors
Outlook and risks continued

Risk Factors (continued)
Increasing competitive pressures and consolidation of customers could adversely impact our rate of sales growth and profit margins.
We face competition in each of the product segments that we operate in from other multinational companies, as well as from local and regional companies. Competitive forces may reduce our market shares or margins. The increasingly competitive environment, further consolidation among retailers and the continued growth of discounters could adversely impact our rate of sales growth and our profit margins.
Maintaining our competitive position against the backdrop of uncertain markets will require us to closely monitor prices and the value that we offer to our consumers. If we fail or are otherwise unable to adapt our strategies or reallocate our resources in a timely manner in response to any changes in our markets, our competitiveness and relationships with our customers may be adversely affected.
Our global operations expose us to changes in liquidity, interest rates, currency exchange rates, pensions, and taxation, which may have a negative impact on our business.
By virtue of its global operations, Unilever’s asset values, earnings and cash flows are influenced by a wide variety of currencies, interest rates, tax jurisdictions and differing taxes.
Unilever may be unable to effectively manage its various exposures in the future, or provide sufficient liquidity for its operations on an ongoing basis, whether through access to credit markets, commercial paper programmes, long-term bond issuances or otherwise. A significant shortfall in cash flow could undermine our credit rating, impair investor confidence and limit our ability to raise funds.
We are exposed to interest rate fluctuations on our borrowings and need to achieve an optimal balance between fixed and floating rates. These rates are susceptible to market fluctuations and volatility and our inability to manage this effectively may impact our cash flows and profits. Increases in benchmark interest rates could increase the interest cost of our debt and increase the cost of future borrowings.
Because of the breadth of our international operations, we are subject to risks from changes to the relative value of currencies which can fluctuate widely and could have a significant impact on our assets, cash flows and profits.
Certain Unilever businesses have defined benefit pension plans. Falling interest rates and market values on investments coupled with increasing life expectancy may result in the cost of funding these schemes increasing substantially.
In the current economic climate, we also face significant counterparty risk from suppliers, customers and banks.
In view of the current economic climate and deteriorating government deficit positions, tax legislation in the regions that we operate may be subject to change, which may have an adverse effect on our profits.
We derive significant revenues from Developing and Emerging (D&E) markets. These markets are typically more volatile than developed markets, and any adverse social, political or economic developments in these markets could adversely affect our business.
Unilever has significant international operations. As a result, it is continually exposed to changing economic, political, social developments outside its control, any of which could adversely affect Unilever’s business. While Unilever’s diverse geographical spread helps to ensure it is not reliant on a single country or region, it also simultaneously exposes it to the full range of risks related with international operations. During 2008, nearly half of our business came from D&E markets.
Input costs are subject to fluctuation, and we are reliant on suppliers and global supply chains as a means of producing and supplying our products.
Our ability to make our products is dependent on obtaining adequate supplies of our raw materials in a timely manner. The price of key raw materials and packaging goods fluctuate and are heavily impacted by global economic conditions. These prices could fluctuate significantly and have an impact on our cost competitiveness, turnover, margins and cash flows. Our business success depends in part on our ability to achieve such cost efficiencies.
Additionally, we are dependent on suppliers and global supply chains as a means of producing and supplying our products. As a result of our reliance on these global supply chains, we are exposed to additional risks of changes in local legal and regulatory schemes, labour shortages and disruptions and environmental and industrial incidents. If we fail to actively monitor our suppliers and supply chain or effectively perform supplier counter party risk analysis in a timely manner, we may be unable to effectively respond to adverse events occurring with respect to our suppliers and global supply chains. A failure in this regard could harm our reputation and brands as well as adversely affecting our revenues, profit margins and cash flow.

26      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Outlook and risks continued

Risk Factors (continued)
Our industry is subject to focus on social and environmental issues, including sustainable development, product safety and renewable sources. If we fail to comply with applicable standards or meet expectations with respect to these issues, our reputation could be damaged and our businesses adversely affected.
Unilever operates in an industry in which there is focus over social and environmental issues, including sustainable development and utilisation of renewable sources. Additionally, the Unilever brand on our products increases our exposure and should we fail to meet high product safety, social, environmental and ethical standards in all our operations and activities, Unilever’s corporate reputation could be damaged, leading to the rejection of our products by consumers, damage to our brands and diversion of management time into rebuilding our reputation.
Our recent restructuring initiative involves significant changes to our organisation. If we are unable to successfully implement these changes in a timely manner, we may not realise the expected benefits from the restructuring.
In recent years Unilever has launched Group-wide restructuring programs to help simplify our organisational structure, rationalise employee numbers, leverage common platforms and outsource business processes where appropriate. The continuing implementation of these programs will require significant effort and attention from our management and employees to complete it in the timeframe anticipated and to achieve the anticipated cost savings. In the event we are unable to successfully implement these changes in a timely manner or at all, or effectively manage our third party relationships and integrate outsourcing processes, we will be unable to realise the corporate and administrative expense reductions expected from these arrangements in the timeframe anticipated or at all. In addition, because some of these restructuring changes involve important functions at Unilever, any disruption could harm our relationship with our employees and our reputation.
Our success depends on attracting and retaining talented people within our business. Any shortfall in recruitment or retention could adversely affect our ability to deliver our strategy and compete in our markets.
Attracting and retaining talented employees is essential to the successful delivery of our strategy and success in the marketplace. However, we cannot be certain that we will be able to attract and retain such employees in the future. Any shortfalls in recruitment or retention could adversely affect our ability to operate successfully, grow our business and effectively compete with our competitors.
We are subject to other risks which may adversely affect our business.
Unilever is exposed to varying degrees of risk and uncertainty related to other factors including physical risks, legislative, environmental, fiscal, tax and regulatory developments, legal matters, insurance and resolution of such pending matters within current estimates, our ability to integrate acquisitions and complete planned divestures, terrorism and economic, political and social conditions in the environments where we operate and new or changed priorities of the Boards. All of these risks could materially affect the Group’s business, our turnover, operating profits, net profits, net assets and liquidity. There may be risks which are unknown to Unilever or which are currently believed to be immaterial.

Unilever Annual Report on Form 20-F 2008     27

Report of the Directors
Outlook and risks continued

Risk Management, Internal Controls and Disclosure Controls and Procedures
The identification and management of risk is integral to Unilever’s strategy and to achieving its long-term goals. The Boards have overall responsibility for the risk management process, which incorporates risk management, internal control procedures and disclosure controls and procedures (including the operation of the Audit Committee – see page 48 – and Disclosure Committee – see page 49).
Unilever’s procedures, which are documented and regularly reviewed throughout the organisation, are designed to provide reasonable, but not absolute, assurance that our assets are safeguarded, the risks facing the business are being addressed, and all information required to be disclosed is reported to the Group’s senior management, including where appropriate the Chief Executive Officer and Chief Financial Officer, within the required timeframe.
The Boards have established a clear organisational structure which includes a delegation of authorities. The day-to-day responsibility for implementation of our procedures (financial, operational, social, strategic and environmental risks and regulatory matters) and ongoing monitoring of risk and the effectiveness of controls rests with the Group’s senior management at individual operating company and regional level. Regions review, on an ongoing basis, the risks faced by their group and the related internal control arrangements, and provide written reports to the Chief Executive Officer.
The Group’s risk, control and disclosure procedures are supported through:
Business Risk Assessment (BRA)
The Audit Committee reviews the key risks affecting the business four times a year and the Boards review the risks as a part of the forecast and annual financial plan. The regions, category and functions provide inputs to this process and actions are put into place to mitigate the identified risks. Risk reporting covers the perceived risk, assessed impact and the effectiveness of controls to mitigate these risks.
The Code of Business Principles (CoBP)
The Code of Business Principles, which sets standards of professionalism and integrity for its operations worldwide, is Unilever’s statement of values and represents the standard of conduct we require from all of our employees. Our Code of Ethics applies to the senior executive, financial and accounting officers, and comprises the standards prescribed by the US Securities and Exchange Commission (SEC). The CoBP Hotline is a confidential way for employees to submit concerns regarding accounting and auditing issues anonymously and handles all alleged violations of the CoBP. Copies of the CoBP, the Code of Ethics and the Share Dealing Code are posted on our website at www.unilever.com/investorrelations/corp_governance
Policy compliance
The implementation of and compliance with our governance structure is facilitated through a business-orientated policy framework. Unilever policies are universally applicable within the Unilever Group. They are mandatory and have been developed to ensure consistency in all material respects amongst worldwide operations in key areas. They cover operational and functional matters, and govern how we run our business, to help ensure we comply with applicable laws and regulations. Key Unilever policies include the Compliance Manual for the Listing Rules and Disclosure and Transparency Rules (including the Unilever Share Dealing Code), the Risk Management Policy, the Corporate Pensions Policy and the Accounting and Reporting Policy.
Operational Controls Assessment (OCA)
Operational Controls Assessment requires the senior management in each business unit to assess the effectiveness of financial controls. At our major units, financial controls are subject to a comprehensive risk-based assessment annually, with controls in the remaining units being reviewed over a one-to three-year cycle.
Annual Positive Assurance
Senior management provides an annual Positive Assurance letter addressed to the Chief Executive Officer confirming compliance of their business unit with BRA, CoBP, Policy compliance and OCA. Exceptions, if any, together with remedial actions, form part of these written communications. A consolidated version is presented to the Disclosure Committee and the Board for their review.
Internal audit
The Corporate Audit function plays a key role in providing to both operating management and the Boards an objective view and reassurance of the effectiveness of the risk management and related control systems throughout Unilever.
It is Unilever’s practice to bring acquired companies within the Group’s governance procedures as soon as is practicable and in any event by the end of the first full year of operation.
The Boards, through the Audit Committee (see page 74 for report of the Audit Committee), have reviewed the assessment of risks, internal controls and disclosure controls and procedures that operate in the Group and have considered the effectiveness and remedial actions where applicable for the year covered by this report and up to the date of its approval by the Board of Directors.
Boards’ assessment of compliance with the Risk Management frameworks
Reference is made to the requirements sections in the Corporate governance statement for Unilever’s compliance with the UK Combined Code, the Dutch Corporate Governance code and the US Securities Exchange Act 1934 and the US Sarbanes-Oxley Act 2002.

28      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Performance Review

Basis of reporting
Certain discussions within this Performance Review and in the Financial Review starting on page 35 include measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. These include Ungeared Free Cash Flow (UFCF), Return on Invested Capital (ROIC), Underlying Sales Growth (USG), and Net Debt. For further information please refer to page 40.
The accounting policies that are most significant in connection with our financial reporting are set out on pages 38 and 39.
Foreign currency amounts for results and cash flows are translated from underlying local currencies into euros using annual average exchange rates. Balance sheet amounts are translated at year-end rates, except for the ordinary capital of the two parent companies. These are translated at the rate referred to in the Equalisation Agreement of 3 1/9p = €0.16 (see Corporate governance on page 51).
During 2008 we have implemented changes in the regional organisation of our business reflecting our strategic focus on the developing world. Our revised structure for management and reporting of financial performance is across the following three regions:
•	Western Europe
•	The Americas
•	Asia, Africa and Central & Eastern Europe (AACEE)
Our segmental reporting information for prior years has therefore been restated so that the results for countries in Central & Eastern Europe are now reported under AACEE.
In this Performance Review we comment on changes in revenue on the basis of underlying sales growth (USG). This measure reflects the change in revenue at constant rates of exchange, (average exchange rates for the preceding year) excluding the effects of acquisitions and disposals. We believe it is a measure that provides valuable additional information on the underlying performance of the business. In particular, it presents the organic growth of our business year on year, and is used internally as a core measure of sales performance.
USG is not a measure which is defined under IFRS. It should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. This measure as reported by us may not be comparable with similarly titled measures reported by other companies.
The reconciliation of USG to changes in turnover for each of our reporting regions is given in the following sections, and for the Group in total on page 43.
We also make reference in our commentary to restructuring costs, profits and losses on business disposals, impairments and certain other one-off items, which we collectively term RDIs, and the impact of these on our operating margin. We give further information about these on the face of our income statement and in note 3 on page 93.
The reporting in this section is based on results for continuing operations. Information about discontinued operations is given in note 27 on page 130.
Group results and earnings per share
The following discussion summarises the results of the Group during the years 2008, 2007 and 2006. The figures quoted are in euros, at current rates of exchange, being the average or year-end rates of each period as applicable, unless otherwise stated. Information about exchange rates between the euro, pound sterling and US dollar is given on page 139.
In 2008 and 2007, no disposals qualified to be disclosed as discontinued operations for purposes of reporting. During 2006, we successfully completed the sale of the majority of our European frozen foods businesses. The results of the businesses disposed of have been presented as discontinued operations for 2006 for the period up to the date of sale. There was also some impact on 2007 as a result of the outcome of agreements made in connection with the sale.

	€ million	€ million	€ million
	2008	2007	2006

Continuing operations:
Turnover	40 523	40 187	39 642
Operating profit	7 167	5 245	5 408
Net profit	5 285	4 056	3 685
Net profit from discontinued operations	–	80	1 330
Net profit – total	5 285	4 136	5 015

	€	€	€
	2008	2007	2006

EPS – continuing operations	1.79	1.32	1.19
EPS – total	1.79	1.35	1.65

Group results for 2008 compared with 2007
Underlying sales growth of 7.4% was broad-based across categories and in line with our markets overall. Growth was primarily driven by increased prices, with volumes essentially flat. Underlying sales growth was offset by movements of (4.8)% in exchange rates and a net impact of (1.4)% from disposals and acquisitions. Including these effects, turnover was €40 523 million for the full year, increasing by 0.8%.
During the year we continued to progress our One Unilever transformation agenda, contributing to an underlying improvement in operating margin. We integrated multiple countries into single multi-country operations in many of our key markets. We further shaped our portfolio through a number of disposals, including our North American laundry business, Boursin, Lawry’s and the Bertolli olive oil business, as well as through the acquisition of Inmarko, the market leader in ice cream in Russia. We also made further progress in the simplification of our supply chain network in Europe with the establishment of a regional European supply chain company in Switzerland, and we initiated a move to a similar regional structure for Asia based in Singapore.
Operating profit increased by €1 922 million to €7 167 million, including a higher level of profits on business disposals. These generated a pre-tax profit of €2 190 million in 2008, compared with €297 million in 2007. Before the impact of RDIs (restructuring, disposals, impairments and other one-off items), operating profit grew by 1% at current exchange rates, or 6% at constant exchange rates, and there was an underlying improvement in operating margin of 0.1 percentage points.

Unilever Annual Report on Form 20-F 2008     29

Report of the Directors
Performance Review continued

Costs of financing net borrowings were 1% lower than last year. The average interest rate was lower at 4.5%, offsetting the impact of a higher average level of net debt.
Share of net profit from joint ventures and associates and other income from non-current investments contributed €219 million. This included a gain of €61 million in non-current investments resulting from the disposal of our interests in plantations in Côte d’Ivoire.
The effective tax rate was 26.4% and the underlying tax rate, before RDIs, was 26.6% for the full year. This compared with an underlying rate of 24.5% in 2007, which included substantial benefits from the favourable settlement of prior year tax audits.
Net profit was 28% higher than in 2007, boosted by the profits on disposals. Earnings per share were €1.79, including a net gain of €0.36 from RDIs. This compared with €1.35 last year, which included a net loss of €0.07 from RDIs.
Return on invested capital was 15.7%, boosted by profits on business disposals. Excluding profits on disposals, ROIC was 11.2%, broadly in line with 2007 on a comparable basis.
Group results for 2007 compared with 2006
Turnover for the period increased by 1.4% to €40 187 million. The increase was a consequence of USG of 5.5% in the year, offset by unfavourable currency movements of (3.1)% and the impact of disposals of (0.9)%. The USG was a result of both price and volume increases, respectively contributing 1.8% and 3.7%. Operating profit for the year was 3% lower and the operating margin at 13.1% was 0.5 percentage points lower than the prior year. The lower operating profit and margin were due to a higher net charge for restructuring, disposals and one-off items. Before the impact of these items, the operating margin showed an underlying increase of 0.2 percentage points. Savings and price increases more than offset significant increases in product input costs. Advertising and promotions as a percentage of sales was in line with the previous year.
The net charge for restructuring, disposals and one-off items in 2007 was €569 million. This was made up of restructuring charges of €875 million, partly offset by disposal profits of €297 million and other items of €9 million. The disposal profits included €214 million arising from the reorganisation of our interests in South Africa and Israel, which was a fair value economic swap that resulted in an accounting profit. In comparison, the net charge for restructuring, disposals and one-off items in 2006 was €242 million.
Costs of financing net borrowings were 13% lower in the year, with the impact of movements in the US dollar exchange rate more than offsetting higher rates. The credit on pensions financing increased to €158 million, reflecting an improved funding position of our schemes in 2007 compared with 2006.
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
Net profit, including discontinued operations, was 18% lower than in the prior year, which included the profit on disposal of European frozen foods businesses.
ROIC was 12.7% in 2007. This represented an improvement from 11.5% in 2006 when adjusted for business disposals.
Western Europe
2008 compared with 2007

	€ million	€ million
	2008	2007

Turnover	12 853	13 327
Operating profit	2 521	1 563
Operating margin	19.6%	11.7%
Restructuring, business disposals and impairment charges included in operating margin	2.8%	(4.4)%

	%
Underlying sales growth at constant rates	1.3
Effect of acquisitions	(0.0)
Effect of disposals	(2.1)
Effect of exchange rates	(2.8)
Turnover growth at current rates	(3.6)

	%
Operating profit 2008 vs 2007
Change at current rates	61.3
Change at constant rates	63.6

Turnover at current rates of exchange fell by 3.6%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange rose by 61%, after including an adverse currency movement of 2%. The underlying performance of the business after eliminating these exchange translation effects and the impact of acquisitions and disposals is discussed below at constant exchange rates.
Underlying sales growth was 1.3% for the year with pricing contributing 3.8% and volume lower by 2.4%. Volume consumption in our markets has reduced and shoppers are increasingly looking to economise on their purchases.

30      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Performance Review continued

Western Europe (continued)
We made good progress in simplifying the business including the integration of the separate units in each country and the formation of ‘multi-country organisations’. This has enabled faster decision making and more efficient operations. The European supply chain transformation is progressing well; so far, we have announced restructuring plans at twenty factories together with additional capital investments to increase efficiency. The implementation of a harmonised IT system across the region is now complete. The portfolio has been further focused with the sale of the Boursin cheese and Bertolli olive oil businesses.
The UK and the Netherlands, where the change programme is most advanced, performed well during 2008. In France, Spain and Germany markets were difficult, with branded products losing ground to private label. Across the region there was strong innovation-led growth in deodorants and oral care and price-driven growth in spreads and dressings.
The operating margin benefited from profits on disposals. On an underlying basis there was an improvement of 0.7 percentage points. Gross margins were lower as a result of the unprecedented increases in commodity costs, but this was more than offset by lower overhead costs and the benefits of spending efficiency programmes.
2007 compared with 2006

	€ million	€ million
	2007	2006

Turnover	13 327	13 322
Operating profit	1 563	1 787
Operating margin	11.7%	13.4%
Restructuring, business disposals, impairment charges and one-time gain (2006) on UK pension plans included in operating margin	(4.4)%	(1.4)%

	%
Underlying sales growth at constant rates	1.8
Effect of acquisitions	0.0
Effect of disposals	(1.7)
Effect of exchange rates	(0.1)
Turnover growth at current rates	0.0

	%
Operating profit 2007 vs 2006
Change at current rates	(12.5)
Change at constant rates	(12.2)

Turnover at current rates of exchange was at a similar level to 2006, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange fell by 12.5%, after including an adverse currency movement of 0.3%. The underlying performance of the business after eliminating these exchange translation effects and the impact of acquisitions and disposals is discussed below at constant exchange rates.
The region sustained its improving trend in 2007 with underlying sales growth of 1.8% for the year. The improvement was driven by relentless focus on better in-market execution, rejuvenation of the quality and value of our core products, and an introduction of new innovations. Consumer demand in our categories was steady throughout the year.
Overall we saw improving trends almost everywhere. All major countries grew in the year, including the UK, Germany, Italy and the Netherlands. In France sales were slightly up in a challenging market.
The operating margin, at 11.7%, reflected a higher net charge for restructuring, disposals and one-off items compared with 2006. Before these items, the operating margin showed an underlying improvement of 1.3 percentage points, driven by lower overheads as a result of the One Unilever programme and reduced advertising and promotions costs.
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
The new Dove pro•age range of products built well in Western Europe as well as elsewhere, and Dove Summer Glow self-tanning and body lotions became available in most countries. Small & Mighty concentrated liquid laundry detergents were launched in several countries.
The Americas
2008 compared with 2007

	€ million	€ million
	2008	2007

Turnover	13 199	13 442
Operating profit	2 945	1 971
Operating margin	22.3%	14.7%
Restructuring, business disposals, and impairment charges included in operating margin	6.9%	(0.7)%

	%
Underlying sales growth at constant rates	6.5
Effect of acquisitions	0.1
Effect of disposals	(2.9)
Effect of exchange rates	(5.1)
Turnover growth at current rates	(1.8)

	%
Operating profit 2008 vs 2007
Change at current rates	49.4
Change at constant rates	58.5

Turnover at current rates of exchange fell by 1.8%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange rose by 49%, after including an adverse currency movement of 9%. The underlying performance of the business after eliminating these exchange translation effects and the impact of acquisitions and disposals is discussed below at constant exchange rates.

Unilever Annual Report on Form 20-F 2008     31

Report of the Directors
Performance Review continued

The Americas (continued)
Underlying sales grew by 6.5% for the year driven by pricing actions taken to recover commodity cost increases. Trading conditions deteriorated towards the end of the year, with a drop in consumer confidence and purchasing power and a reduction of trade inventories. Despite this more difficult environment consumers continued to spend on our brands and underlying sales growth was sustained, although volumes were lower.
Underlying sales growth in the US was 3.8% for the year. Our sales were very much in line with the markets. While there was some down-trading from branded products to private label brands our own market shares held up well. Growth in Latin America was around 12% for the year. All key countries contributed well to this growth as we benefited from our established brands and the breadth of our portfolio.
The move to a single head office for the US in Englewood Cliffs was completed and the ice cream business was integrated. We set up a new multi-country organisation made up of the US, Canada, and the Caribbean. We believe this will enable us to build scale, drive efficiencies and enhance our capabilities across these countries during 2009. The reshaping of the portfolio continued with the disposals of Lawry’s seasonings and spices and the North American laundry business. We signed agreements with Starbucks to include Tazo ready-to-drink tea in the Pepsi-Lipton joint venture and for the manufacture, marketing and distribution of Starbucks ice cream in the US and Canada.
The operating margin was boosted by profits on disposals. On an underlying basis the operating margin was in line with last year as overheads savings fully offset a lower gross margin from the sharp input cost increases.
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
In the US, overall consumer demand held up well in our categories. Market growth in home care and personal care slowed somewhat in the second half of the year, but this was compensated for by robust demand in foods. Our own sales in the US grew solidly, up 3.2% for the year, despite lower sales of ice cream.
Our business in Mexico made good progress in the second half of the year and Brazil showed an improved performance in the fourth quarter. Argentina, Andina and Central America performed well throughout.
The operating margin, at 14.7% for the year, was 1.1 percentage points lower than the previous year. Before the impact of restructuring, disposals and one-off items, the margin was 0.4 percentage points lower than last year. This was due to an increase in advertising and promotions and the impact of substantial cost increases, which were not fully offset by price increases and savings programmes.
The One Unilever programme simplified operations throughout the region. Argentina, Mexico and Brazil all moved to single head offices. Sales force integration took place in a number of countries. A single SAP system was implemented in the US, with Latin America already on one system.
We set up a joint venture with Perdigão to develop our heart-health margarine Becel in Brazil and disposed of our local Brazilian margarine brands.
New varieties of Knorr bouillons and soups in Latin America further advanced the brand’s Vitality credentials. Hellmann’s mayonnaise ‘real’ campaign highlighted its simple ingredients which are naturally rich in omega-3, in both the US and Latin America. In the US, we introduced Promise Activ SuperShots, a Vitality shot with added natural plant sterols, ingredients that are clinically proven to help actively remove cholesterol as part of a diet low in saturated fat and cholesterol.
Innovation in personal care reflected the more global approach. Clear anti-dandruff shampoo was successfully launched in Brazil, while the Dove pro•age range of skin care, deodorants and shampoos was introduced in the US at the same time as in Europe. In laundry, the Dirt is Good platform continued to build across Latin America, including a variant with built-in fabric softener.

32      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Performance Review continued

Asia, Africa and Central & Eastern Europe (AACEE)
2008 compared with 2007

	€ million	€ million
	2008	2007

Turnover	14 471	13 418
Operating profit	1 701	1 711
Operating margin	11.8%	12.8%
Restructuring, business disposals and impairment charges included in operating margin	0.1%	0.9%

	%
Underlying sales growth at constant rates	14.2
Effect of acquisitions	1.1
Effect of disposals	(0.4)
Effect of exchange rates	(6.2)
Turnover growth at current rates	7.8

	%
Operating profit 2008 vs 2007
Change at current rates	(0.6)
Change at constant rates	8.3

Turnover at current rates of exchange rose by 7.8%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange fell by 0.6%, after including an adverse currency movement of 8.9%. The underlying performance of the business after eliminating these exchange translation effects and the impact of acquisitions and disposals is discussed below at constant exchange rates.
Underlying sales growth of 14.2% in 2008 was broad-based across countries and categories. Our top five Developing and Emerging market countries in the region grew by around 20%, from a combination of increased prices and higher volumes. Towards the end of the year underlying sales growth remained strong but volumes were flat with some countries seeing signs of a slow-down in consumption and a reduction in inventories by retailers.
Throughout the year we saw continued strong growth in India and Indonesia, both countries where we have tremendous scale. In these countries we are benefiting from portfolios which span higher and lower price tiers and from extensive micro-marketing tailored to faster growing areas and channels. Our business in China also grew well throughout the year.
The One Unilever organisation is in place throughout the region and the move to a single SAP system is progressing to plan. Supply chain management is being centralised in Singapore.
In April we acquired Inmarko, the leading ice cream company in Russia, and it has performed strongly with both sales and profits ahead of plan. We reshaped our portfolio in Côte d’Ivoire with the completion of the disposal of our palm oil business and the acquisition of soap brands in the same country.
On an underlying basis the operating margin was 0.2 percentage points below last year reflecting increased investment in building capabilities to drive growth and the sharp increases in input costs partly offset by the benefits of savings programmes.
2007 compared with 2006

	€ million	€ million
	2007	2006

Turnover	13 418	12 541
Operating profit	1 711	1 443
Operating margin	12.8%	11.5%
Restructuring, business disposals and impairment charges included in operating margin	0.9%	(0.4)%

	%
Underlying sales growth at constant rates	11.0
Effect of acquisitions	0.1
Effect of disposals	(0.4)
Effect of exchange rates	(3.3)
Turnover growth at current rates	7.0

	%
Operating profit 2007 vs 2006
Change at current rates	18.5
Change at constant rates	25.0

Turnover at current rates of exchange rose by 7.0%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange rose by 18.5%, after including an adverse currency movement of 6.5%. The underlying performance of the business after eliminating these exchange translation effects and the impact of acquisitions and disposals is discussed below at constant exchange rates.
The strong underlying growth of 11.0% for the year reflected both the vibrancy of these markets and the high priority we place on building our business in the region. It included a healthy balance of volume and price, up by over 7% and 3% respectively.
Growth was consistent throughout the year and was broad-based across categories and countries, including established markets such as India, Indonesia, the Philippines, South Africa and Turkey, which all grew in double digits; significant product areas such as laundry and personal wash; and emerging product areas like ice cream and deodorants. China grew strongly for the third consecutive year.

Unilever Annual Report on Form 20-F 2008     33

Report of the Directors
Performance Review continued

Asia, Africa and Central & Eastern Europe (AACEE)
(continued)
We drove growth across all income levels, from highly affordable packs to premium positions. This was supported by new brands and products and excellent in-market execution.
The operating margin, at 12.8%, was 1.3 percentage points higher than last year. This included the €214 million accounting profit resulting from the reorganisation of our shareholdings in South Africa. Before the effects of this transaction, disposals and restructuring charges, the operating margin was at a similar level to 2006.
We announced the acquisition of the Buavita brand of fruit-based vitality drinks in Indonesia, which was completed early in January 2008.
The new, more global, approach to innovation was evident in the 2007 programme. Clear anti-dandruff shampoo was launched in China, Arabia, Egypt, Pakistan, Philippines and Russia. In Japan, we launched the Axe brand and Dove pro•age skin care products. An improved range of Dove shower products was extended to North East Asia, while Lifebuoy soap was launched in South Africa and a new variant brought to India. In laundry, the Dirt is Good platform, packaging and communication were introduced to Thailand.
The Moo range of ice creams was extended throughout the region. Knorr seasonings were rejuvenated with premium ingredients, and in China we launched a new form of Knorr bouillons for preparing thick soups. At the same time new, more affordable, tubs and sachets attracted new users of spreads in several countries.

34      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Financial Review

Finance and liquidity
Unilever aims to be in the top third of a reference group including 20 other international consumer goods companies for Total Shareholder Return, as explained on page 43. The Group’s financial strategy supports this objective and provides the financial flexibility to meet its strategic and day-to-day needs. The key elements of the financial strategy are:
•	appropriate access to equity and debt capital;

•	sufficient flexibility for acquisitions that we fund out of current cash flows;

•	A+/A1 long-term credit rating;

•	A1/P1 short-term credit rating;

•	sufficient resilience against economic and financial turmoil; and

•	optimal weighted average cost of capital, given the constraints above.
Unilever aims to concentrate cash in the parent and finance companies in order to ensure maximum flexibility in meeting changing business needs. Operating subsidiaries are financed through a mixture of retained earnings, third-party borrowings and loans from parent and group financing companies that is most appropriate to the particular country and business concerned. Unilever maintains access to global debt markets through an infrastructure of short-term debt programmes (principally US domestic and euro commercial paper programmes) and long-term debt programmes (principally a US Shelf registration and euromarket Debt Issuance Programme). Debt in the international markets is, in general, issued in the name of NV, PLC, Unilever Finance International BV or Unilever Capital Corporation. NV and PLC will normally guarantee such debt where they are not the issuer.
Thanks to an active financial management, Unilever’s financing position has not been materially affected by the unprecedented economic turmoil. We have tightened our counterparty limits and monitored closely all our exposures. During 2008 we did not suffer any material counterparty exposure loss. We have managed our commercial paper maturity in such a way as to reduce refinancing risks and to avoid potential liquidity issues. We have been able to raise debt at competitive rates.
Unilever has committed credit facilities in place to support its commercial paper programmes and for general corporate purposes. The undrawn committed credit facilities in place on 31 December 2008 were US $6.205 billion, out of which bilateral committed credit facilities totalled US $4.230 billion, bilateral money market commitments totalled US $1.775 billion and bilateral notes commitments totalled US $0.200 billion. Further details regarding these facilities are given in note 17 on page 109.
On 21 February 2008 we issued Swiss franc notes to the value of CHF 600 million (€360 million) in two tranches: CHF 250 million with an interest rate of 3.125% and maturing in January 2012, and CHF 350 million at 3.5% maturing in March 2015. On 21 May 2008 we issued €750 million fixed-rate notes with a coupon rate of 4.875%, repayable in 2013. On 11 November 2008 we issued Swiss franc notes to the value of CHF 400 million with an interest rate of 3.625%, maturing in December 2011.
We made partial repayments of the US $ Floating Rate extendible Notes due in 2009 amounting to US $215 million (on 11 August 2008) and US $105 million (on 11 September 2008). On 12 September 2008 we repaid South African 10.2% bonds of ZAR 1 billion. During the fourth quarter, we made a partial repayment of the US $ Floating Rate extendible Notes due in 2009 amounting to US $20 million (on 11 December 2008).
The main source of liquidity continues to be cash generated from operations. Unilever is satisfied that its financing arrangements are adequate to meet its working capital needs for the foreseeable future.
The currency distribution of total financial liabilities before the currency leg of currency derivatives relating to intra-group loans was as follows: 46% in US dollars (2007: 45%), and 27% in euros (2007: 27%), with the remainder spread across a number of countries.
Unilever manages interest rate and currency exposures based on the net debt position. Taking into account the various cross-currency swaps and other derivatives, 91% of Unilever’s net debt was in US dollars (2007: 61%) and 18% in sterling (2007: (18)%) offset by (33)% of financial assets in euros (2007: 32%), with the remainder spread over a large number of other currencies.
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
The key financial instruments used by Unilever are short- and long-term borrowings, cash and cash equivalents, and certain straightforward derivative instruments, principally comprising interest rate swaps and foreign exchange contracts. The accounting for derivative instruments is discussed in note 17 on page 110. The use of leveraged instruments is not permitted.
Other relevant disclosures are given in notes 15, 16 and 17 on pages 103, 105 and 108.
Unilever Treasury manages a variety of market risks, including the effects of changes in foreign exchange rates, interest rates and liquidity. Further details of the management of these risks are given in note 17 on pages 108 to 110.

Unilever Annual Report on Form 20-F 2008     35

Report of the Directors
Financial Review continued

Balance sheet

	€ million	€ million
	2008	2007

Goodwill and intangible assets	16 091	16 755
Other non-current assets	8 876	10 619
Current assets	11 175	9 928
Current liabilities	(13 800)	(13 559)

Total assets less current liabilities	22 342	23 743

Non-current liabilities	11 970	10 924
Shareholders’ equity	9 948	12 387
Minority interest	424	432

Total capital employed	22 342	23 743

Goodwill and intangibles at 31 December 2008 were €0.7 billion lower than in 2007, as a result of currency movements and acquisition and disposal activity. Property, plant and equipment was slightly lower than last year at €6.0 billion. The decrease in other non-current assets is mainly due to a reduction in funded pension schemes in surplus.
The overall net liability for all pension arrangements was €3.4 billion at the end of 2008, up from €1.1 billion at the end of 2007. Funded schemes showed an aggregate deficit of €1.4 billion and unfunded arrangements a liability of €2.0 billion. The increase in the overall balance sheet liability was largely due to falls in asset values on world markets, partly offset by higher discount rates for liabilities.
Inventories were at a similar level to the end of 2007, and trade receivables were lower by around €0.4 billion. Cash and cash equivalents were €1.5 billion higher than the prior year, reflecting the decision to maintain strong liquidity and the proceeds of the sale of the Bertolli olive oil business.
Current liabilities rose slightly to €13.8 billion as a result of €0.6 billion higher financial liabilities partially offset by a decrease of €0.2 billion in trade payables and other current liabilities and €0.2 billion lower provisions.
Non-current liabilities rose by €1.0 billion compared with 2007. The increase in pension liabilities was partly offset by a reduction in deferred tax liabilities of €0.4 billion, while financial liabilities rose by €0.9 billion.
The increase in financial liabilities resulted from bonds issued during the year, partially offset by debt repayments, as detailed on page 35.
Total shareholders’ equity fell by €2.4 billion in the year. Net profit added €5.3 billion, but was partly offset by currency and fair value/actuarial losses of €4.2 billion. Dividends paid in the year totalled €2.1 billion and there was a €1.4 billion movement in treasury stock, largely explained by the share buy-back programme of €1.5 billion.
Unilever’s contractual obligations at the end of 2008 included capital expenditure commitments, borrowings, lease commitments and other commitments. A summary of certain contractual obligations at 31 December 2008 is provided in the table below. Further details are set out in the following notes to the accounts: note 10 on page 99, note 16 on page 105, note 17 on page 108 and note 25 on page 125.
Contractual obligations at 31 December 2008

	€ million	€ million	€ million	€ million	€ million
		Due			Due in
		within	Due in	Due in	over
	Total	one year	1-3 years	3-5 years	5 years

Long-term debt	7 289	1 110	2 080	1 763	2 336
Operating lease obligations	1 491	344	444	286	417
Purchase obligations(a)	344	263	69	12	-
Finance leases	381	37	62	40	242
Other long-term commitments	1 796	459	724	534	79

(a)	Raw and packaging materials and finished goods.
Off-balance sheet arrangements
SIC interpretation 12 ‘Consolidation-Special Purpose Entities’ (SIC 12) requires that entities with which we have relationships are considered for consolidation in the consolidated accounts based on relative sharing of economic risks and rewards rather than based solely on share ownership and voting rights. We periodically review our contractual arrangements with potential special purpose entities (SPEs) as defined by SIC 12. The most recent review has concluded that that there are no significant SPE relationships which are not already appropriately reflected in the accounts. Information concerning guarantees given by the Group is stated in note 25 on page 125.
Cash flow

	€ million	€ million	€ million
	2008	2007	2006

Net cash flow from operating activities	3 871	3 876	4 511
Net cash flow from/(used in) investing activities	1 415	(623)	1 155
Net cash flow from/(used in) financing activities	(3 130)	(3 009)	(6 572)
Net increase/(decrease) in cash and cash equivalents	2 156	244	(906)

Cash and cash equivalents increased by €2.2 billion when translated at average 2008 exchange rates. After recognising the changes in exchange rates, amounts in the balance sheet at 31 December 2008 were €1.5 billion higher than at 31 December 2007. Net cash flow from operating activities, at €3.9 billion, was at a similar level to 2007. Lower cash cost of pensions more than offset higher restructuring charges and a €0.2 billion increase in working capital. Tax paid was also €0.1 billion higher, resulting from additional one-off tax payments in 2008.
The increase of €2.0 billion in net cash flow from investing activities when compared with 2007 is explained by the significant level of completed disposal activity in the year.
Cash flows associated with financing activities included payment of dividends of €2.1 billion in 2008 and €2.2 billion in 2007. In addition, €1.5 billion was returned to shareholders in both 2007 and 2008 in the form of share buy-backs.
At 31 December 2008, the net debt position was €8.0 billion, a decrease of €0.3 billion compared with 2007.

36      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Financial Review continued

Dividends and market capitalisation
Dividends per share

		Per €0.16		Per 3 1/9p
		NV ordinary		PLC ordinary
		share		share
	€	€	pence	pence
	2008	2007	2008	2007

Interim	0.26	0.25	20.55	17.00
Final	–	0.50	–	34.11
Proposed final	0.51	–	40.19	–

Final dividends for 2008 are subject to approval at the Annual General Meetings. If approved, this will bring the total regular dividend to €0.77 per share for NV, an increase of 3% and 60.74p for PLC, an increase of 19%. In accordance with IFRS, no provision for the amount of this dividend, estimated as €1.3 billion, has been recognised in the financial statements for the year ended 31 December 2008. Share buy-back programmes of €1.5 billion were completed in both 2007 and 2008.
Unilever’s combined market capitalisation fell significantly from €72.5 billion at the end of 2007 to €46.9 billion at 31 December 2008, reflecting wider trends in stock market values arising from the economic turbulence that existed through much of 2008.
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
Total cash costs of pensions are expected to be around €1.0 billion in 2009 (2008 actual: €0.8 billion). In 2009 the net financing costs for pensions and similar obligations is expected to be a charge of between €150 million and €200 million. This compares with a credit of €143 million in 2008.
Acquisitions and disposals
2008
With effect from 1 January 2008, we entered into an expanded international partnership with PepsiCo for the marketing and distribution of ready-to-drink tea products under the Lipton brand.
On 3 January 2008 we completed the sale of the Boursin brand to Le Groupe Bel for €400 million. The turnover of this brand in 2007 was approximately €100 million.
On 2 April 2008 we completed the acquisition of Inmarko, the leading Russian ice cream company. The company had a turnover in 2007 of approximately €115 million.
On 31 July 2008 we completed the sale of our Lawry’s and Adolph’s branded seasoning blends and marinades business in the US and Canada to McCormick & Company, Incorporated for €410 million. The combined annual turnover of the business in 2007 was approximately €100 million.
On 9 September 2008 we completed the sale of our North American laundry business in the US, Canada and Puerto Rico to Vestar Capital Partners, a leading global private equity firm, for consideration of approximately US $1.45 billion, consisting mainly of cash along with preferred shares and warrants. These businesses had a combined turnover in 2007 of approximately US $1.0 billion.
On 5 November 2008 we completed the sale of Komili, our olive oil brand in Turkey, to Ana Gida, part of the Anadolu Group.
On 4 December 2008 we completed the sale of our edible oil business in Côte d’Ivoire, together with our interests in local oil palm plantations Palmci and PHCI, to SIFCA, the parent company of an Ivorian agro-industry group, and to a 50:50 joint venture between two Singapore-based companies, Wilmar International Limited and Olam International Limited. At the same time we acquired the soap business of Cosmivoire, a subsidiary of SIFCA.
On 23 December 2008 we completed the disposal of our Bertolli olive oil and vinegar business to Grupo SOS for a consideration of €630 million. The transaction was structured as a worldwide perpetual licence by Unilever of the Bertolli brand in respect of olive oil and premium vinegar. The transaction included the sale of the Italian Maya, Dante and San Giorgio olive oil and seed oil businesses, as well as the factory at Inveruno, Italy.
2007
During 2007 we reached agreement with our partners in South Africa and Israel to exchange respective shareholdings such that Unilever now owns 74.25% of a newly combined South African entity and 100% of Unilever Israel. The share swaps were effected as at 1 October 2007 and as a result we recognised a gain on disposal of €214 million.
On 1 January 2007 Unilever completed the restructuring of its Portuguese businesses. The result of the reorganisation is that Unilever now has a 55% share of the combined Portuguese entity, called Unilever Jerónimo Martins. The combined business includes the foods and home and personal care businesses. The remaining 45% is held by Jerónimo Martins Group. The structure of the agreement is such that there is joint control of the newly formed entity and therefore it is accounted for by Unilever as a joint venture.
Other business disposals in 2007 involved the sale of local Brazilian margarine brands. To further develop our heart health brand margarine Becel in Brazil we established a joint venture with Perdigão.
In 2007 we purchased minority interests in several countries, including Greece and India.

Unilever Annual Report on Form 20-F 2008     37

Report of the Directors
Financial Review continued

2006
On 4 September 2006 Unilever announced a public offer to purchase all ordinary shares of Elais-Unilever S.A. held by third party shareholders. Elais-Unilever S.A. was reported as a subsidiary and is Unilever’s main foods business in Greece. The offer price was €24.50 per share, with the public offer closing on 25 October 2006. A total of 2 234 692 shares were purchased by the end of 2006, increasing Unilever’s ownership of Elais-Unilever S.A. to 83.52%. This shareholding was increased to 99.2% as at 31 December 2007.
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
Significant events after the balance sheet date
On 26 January 2009 we announced that we had signed an agreement to acquire the global TIGI professional hair product business and its supporting advanced education academies for a cash consideration of US $411.5 million. The deal is subject to regulatory approval and is expected to be completed by the end of March 2009.
On 12 February 2009 Unilever issued a bond composed of two senior notes: US $750 million 3.65% fixed-rate note which will mature in five years and US $750 million 4.80% fixed-rate note which will mature in ten years.
Critical accounting policies
The accounts presented comply in all material respects with IFRS as adopted by the EU and with UK and Dutch law. They are also in accordance with IFRS as issued by the International Accounting Standards Board. To prepare these accounts, we are required to make estimates and assumptions, using judgement based on available information, including historical experience. We believe these estimates and assumptions are reasonable and we reevaluate them on an ongoing basis. However, actual amounts and results could differ. Critical accounting policies are those which are most important to the portrayal of Unilever’s financial position and results of operations. Some of these policies require difficult, subjective or complex judgements from management, the most important being:
Goodwill and intangible assets
Impairment reviews in respect of goodwill and indefinite-lived intangible assets are performed at least annually. More regular reviews, and impairment reviews in respect of other assets, are performed if events indicate that this is necessary. Impairment reviews are performed by comparing the carrying value of the asset concerned to that asset’s recoverable amount (being the higher of value in use and fair value less costs to sell). Value in use is a valuation derived from discounted future cash flows. The most important assumptions when preparing these forecast cash flows are long-term growth rates and discount rates. These are challenged at least annually and although these are believed to be appropriate, changes in these assumptions could change the outcomes of the impairment reviews.
The most significant balances of goodwill and intangible assets relate to the global savoury and dressings sub-product group. We have reviewed the carrying value of this cash generating unit by considering expected future cash flows based on historical experience and planned growth rates and margins for this product group.
Please refer also to note 9 on page 97.
Financial instruments
Financial instruments are classified according to the purpose for which the instruments were acquired. This gives rise to the following classes: held-to-maturity investments, loans and receivables, available-for-sale financial assets, and financial assets at fair value through profit or loss. Please refer to note 1 on pages 85 and 86 for a description of each of these categories.
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

38      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Financial Review continued

Pensions and similar obligations
The assets and liabilities of pension plans are recognised at fair values in the balance sheet.
Pension accounting requires certain assumptions to be made in order to value our obligations and to determine the charges to be made to the income statement. These figures are particularly sensitive to assumptions for discount rates, inflation rates, mortality rates and expected long-term rates of return on assets. Information about sensitivity to certain of these assumptions is given in note 20 on page 115 and 116.
The following table sets out these assumptions (except for mortality rates), as at 31 December 2008, in respect of the four largest Unilever pension plans. Further details of assumptions (including mortality rates) made are given in note 20 on page 117.

	%	%	%	%
		Nether-	United
	UK	lands	States	Germany

Discount rate	6.5	5.9	5.6	5.9
Inflation	2.8	2.0	2.1	2.0
Expected long-term rate of return:
Equities	7.8	7.2	6.0	7.2
Bonds	5.0	5.0	5.1	4.2
Property	6.0	5.7	4.5	5.7
Others	5.6	5.6	1.2	4.4

These assumptions are set by reference to market conditions at the valuation date. Actual experience may differ from the assumptions made. The effects of such differences are recognised through the statement of recognised income and expense.
Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy, plan experience and other relevant data. The assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. Mortality assumptions for the four largest plans are given in more detail in note 20 on page 117.
Provisions
Provision is made, amongst other reasons, for legal matters, disputed indirect taxes, employee termination costs and restructuring where a legal or constructive obligation exists at the balance sheet date and a reliable estimate can be made of the likely outcome.
Taxation
Full provision is made for deferred and current taxation at the rates of tax prevailing at the year end unless future rates have been substantively enacted, as detailed in note 12 on page 102. Deferred tax assets are regularly reviewed for recoverability, and a valuation allowance is established to the extent that recoverability is not considered likely.

Unilever Annual Report on Form 20-F 2008     39

Report of the Directors
Financial Review continued

Non-GAAP measures
Certain discussions and analyses set out in this Annual Report and Accounts include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable with similarly titled amounts reported by other companies.
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
As investor measures, we believe that there are no GAAP measures directly comparable with UFCF and ROIC. However, in the tables on pages 41 and 42, we reconcile each as follows: UFCF to cash flow from operating activities and also to net profit; ROIC to net profit.
Caution
Unilever cautions that, while UFCF and ROIC are widely used as tools for investment analysis, they are not defined terms under IFRS or other GAAP and therefore their definitions should be carefully reviewed and understood by investors. Investors should be aware that their application may vary in practice and therefore these measures may not be fully comparable between companies. In particular:
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

40      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Financial Review continued

Ungeared free cash flow (UFCF)
UFCF expresses the generation of profit by the business and how this is translated into cash, and thus economic value. It is therefore not used as a liquidity measure within Unilever. The movement in UFCF is used by Unilever to measure progress against our longer-term value creation goals as outlined to investors.
UFCF is cash flow from group operating activities, less net capital expenditure, less charges to operating profit for share-based compensation and pensions, and less tax (adjusted to reflect an ungeared position) and for the impact on profit of material business disposals, but before the financing of pensions.
In 2008, UFCF was €3.2 billion (2007: €3.8 billion; 2006: €4.2 billion). The reconciliation of UFCF to the GAAP measures of net profit and cash flow from operating activities is shown below.
The tax charge used in determining UFCF can be either the income statement tax charge or the actual cash taxes paid. Our consistently applied definition uses the income statement tax charge in order to eliminate the impact of volatility due to the variable timing of payments around the year end. For 2006 the income statement tax charge on this basis was materially impacted by the tax effect of non-cash charges for the provision for preference shares and certain other non-cash items. UFCF for 2008 based on actual cash tax paid would have been €3.6 billion (2007: €3.6 billion; 2006: €4.5 billion).

	€ million	€ million	€ million
Ungeared free cash flow	2008	2007	2006

Net profit	5 285	4 136	5 015
Taxation	1 844	1 137	1 332
Share of net profit of joint ventures/associates and other income from non-current investments	(219)	(191)	(144)
Net finance costs	257	252	725
Depreciation, amortisation and impairment	1 003	943	982
Changes in working capital	(161)	27	87
Pensions charges in operating profit less payments	(502)	(910)	(1 038)
Movements in provisions less payments	(62)	145	107
Elimination of profits on disposals	(2 259)	(459)	(1 620)
Non-cash charge for share-based compensation	125	118	120
Other adjustments	15	(10)	8

Cash flow from operating activities	5 326	5 188	5 574

Less charge for share-based compensation	(125)	(118)	(120)
Add back pension charges less payments in operating profit	502	910	1 038
Less net capital expenditure	(1 099)	(983)	(934)

Less tax charge adjusted to reflect an ungeared position	(1 368)	(1 228)	(1 336)

Taxation on profit	(1 844)	(1 137)	(1 332)
Taxation on profit on material business disposals	581	–	159
Tax relief on net finance costs	(105)	(91)	(163)

Ungeared free cash flow	3 236	3 769	4 222

Unilever Annual Report on Form 20-F 2008     41

Report of the Directors
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
In 2008, ROIC was 15.7% (2007: 12.7%; 2006: 14.6%). The reconciliation of ROIC to the GAAP measure net profit is shown below.
ROIC is based on total business profit, including profit on business disposals. The impact of such disposals in 2008, 2007 and 2006 was €1.6 billion, €0.3 billion and €1.2 billion respectively. ROIC excluding this impact in 2008 was 11.2% (2007: 11.3%; 2006: 11.5%).

	€ million	€ million	€ million
Return on invested capital	2008	2007	2006

Net profit	5 285	4 136	5 015
Add back net interest expense net of tax	294	314	365
Add back impairment charges net of tax(a)	38	1	15

Profit after tax, before interest and impairment of goodwill and indefinite-lived intangible assets	5 617	4 451	5 395

Year-end positions for invested capital:
Property, plant and equipment and other non-current investments	7 024	7 276	7 142
Software and finite-lived intangible assets	540	590	608
Inventories	3 889	3 894	3 796
Trade and other receivables	5 002	4 965	4 667
Trade payables and other creditors due within one year	(8 449)	(8 545)	(8 513)
Elements of invested capital included in assets and liabilities held for sale	45	150	15
Goodwill and indefinite-lived intangible assets at gross book value	20 892	20 029	20 705

Total	28 943	28 359	28 420

Add back cumulative goodwill written off directly to reserves	6 343	6 427	6 427

Year-end invested capital	35 286	34 786	34 847

Average invested capital for the year	35 832	35 122	36 850

Return on average invested capital	15.7%	12.7%	14.6%

(a)	Excluding write-downs of goodwill and indefinite-lived intangible assets taken in connection with business disposals.
42      Unilever Annual Report on Form 20-F 2008

Report of the Directors
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
The reconciliation of USG to changes in the GAAP measure turnover is as follows:

	2008	2007
	vs 2007	vs 2006

Underlying sales growth (%)	7.4	5.5
Effect of acquisitions (%)	0.4	0.1
Effect of disposals (%)	(1.8)	(0.9)
Effect of exchange rates (%)	(4.8)	(3.1)
Turnover growth (%)	0.8	1.4

Net debt
Net debt is defined as the excess of total financial liabilities, excluding trade and other payables, over cash, cash equivalents and financial assets, excluding amounts held for sale. It is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.
The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

	€ million	€ million
	2008	2007

Total financial liabilities	(11 205)	(9 649)

Financial liabilities due within one year	(4 842)	(4 166)
Financial liabilities due after one year	(6 363)	(5 483)

Cash and cash equivalents as per balance sheet	2 561	1 098

Cash and cash equivalents as per cash flow statement	2 360	901
Add bank overdrafts deducted therein	201	197

Financial assets	632	216

Net debt	(8 012)	(8 335)

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
Unilever’s TSR target is to be in the top third of a reference group including 20 other international consumer goods companies on a three-year rolling basis. At the end of 2007 we were positioned 8th, and at the end of 2008 the ranking was 9th. In 2008, the following companies formed the peer group of comparator companies:

Avon	Kraft
Beiersdorf	Lion
Cadbury Schweppes	L’Oréal
Clorox	Nestlé
Coca-Cola	Orkla
Colgate	PepsiCo
Danone	Procter & Gamble
Heinz	Reckitt Benckiser
Kao	Sara Lee
Kimberly-Clark	Shiseido
Unilever’s position relative to the TSR reference group
The reference group, including Unilever, consists of 21 companies. Unilever’s position is based on TSR over a three-year rolling period.
Restructuring costs, business disposals and other one-off items
In our commentary on results of operations in each of our regions and at group level, we make reference to the impact of restructuring costs, business disposals and other one-off items, which we refer to collectively as RDIs, on our operating profit and operating margins. We highlight these because we believe that giving this information allows readers of our financial statements to have a better understanding of underlying trends. There is no recognised GAAP measure that corresponds to the items that we report under this heading. For further information about these items please refer to note 3 on page 93.

Unilever Annual Report on Form 20-F 2008     43

Report of the Directors
Corporate governance

Introduction
Unilever aspires to high standards of corporate governance. We keep our corporate governance arrangements under constant review. NV and PLC are subject to various corporate governance requirements and best practice codes, the most relevant being those in the Netherlands, the United Kingdom and the United States. It is Unilever’s practice to comply, where practicable, with the highest level of these codes and respond to developments appropriately.
The Unilever Group
Unilever N.V. and Unilever PLC are the two parent companies of the Unilever Group. Together with their respective group companies, NV and PLC operate effectively as a single economic entity. This is achieved by a series of agreements between NV and PLC (the Foundation Agreements, see page 51), together with special provisions in the Articles of Association of NV and PLC. NV and PLC have the same Directors and adopt the same accounting principles. Shareholders of both companies receive dividends on an equalised basis. NV and PLC and their group companies constitute a single reporting entity for the purposes of presenting consolidated accounts. Accordingly, the accounts of the Unilever Group are presented by both NV and PLC as their respective consolidated accounts.
NV and PLC have agreed to co-operate in all areas and ensure that all group companies act accordingly. NV and PLC are holding and service companies, and the business activity of Unilever is carried out by their subsidiaries around the world. Shares in group companies may ultimately be held wholly by either NV or PLC or by the two companies in varying proportions.
NV was incorporated under the name Naamlooze Vennootschap Margarine Unie in the Netherlands in 1927. Its objects and purposes are set out in Article 2 of its Articles of Association. PLC was incorporated under the name Lever Brothers Limited in England and Wales in 1894. Its objects and purposes can be found in Clause 3 of its Memorandum of Association.
Unilever PLC’s Memorandum of Association and Unilever N.V.’s Articles of Association contain, among other things, the objects clause which sets out the scope of the activities that PLC and NV are authorised to undertake. The Memorandum of Association and Articles of Association are drafted to give a wide scope and provide that the primary objectives are: to carry on business as a holding company, to manage any companies in which it has an interest and to operate and carry into effect the Equalisation Agreement (see page 51).
The two companies have different shareholder constituencies and shareholders cannot convert or exchange the shares of one company for shares of the other. NV is listed in Amsterdam and New York. PLC is listed in London and New York.
Unilever policies
The implementation of and compliance with our governance structure is facilitated through a business-orientated policy framework. Unilever policies are universally applicable within the Unilever Group. They are mandatory and have been developed to ensure consistency in all material respects amongst worldwide operations in key areas. They cover operational and functional matters, and govern how we run our business, in order to comply with applicable laws and regulations.
Our internal risk management and control systems are described on page 28.
Developments in corporate governance
Patrick Cescau retired from Unilever at the end of 2008 and, following his appointment as a Director in October 2008, Paul Polman succeeded Patrick Cescau as Chief Executive Officer in January 2009. Paul Polman is the first Chief Executive Officer appointed from outside the Unilever Group.
The text that follows describes the corporate governance arrangements operating within Unilever and the changes anticipated in 2009. More information on our corporate governance arrangements is set out in the document entitled ‘The Governance of Unilever’, the Boards’ statement of their internal arrangements, which can be found at
www.unilever.com/investorrelations/corp_governance
The Boards
The Boards of NV and PLC comprise the same Directors and have the same Chairman. This ensures unity of governance and management by ensuring that all matters are considered by the Boards as a single intellect, reaching the same conclusions on the same set of facts, save where specific local factors apply.
The Boards are one-tier boards, comprising Executive Directors and, in a majority, Non-Executive Directors. The Boards have ultimate responsibility for the management, general affairs, direction and performance of our business as a whole. The responsibility of the Directors is collective, taking into account their respective roles as Executive Directors and Non-Executive Directors. The Executive Directors have additional responsibilities for the operation of our business as determined by the Boards and the Chief Executive Officer.
Our Directors have set out a number of areas of responsibility which are reserved to the Boards and other areas for which matters are delegated to the Chief Executive Officer and committees whose actions are regularly reported to and monitored by the Boards. These are described on pages 48 and 49. Further details of how our Boards effectively operate as one board, govern themselves and delegate their authorities are set out in the document entitled ‘The Governance of Unilever’, which can be found at
www.unilever.com/investorrelations/corp_governance

44      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Corporate governance continued

Appointment of Directors
Directors are normally appointed by shareholders at the AGMs. In order to facilitate the transition from Patrick Cescau to Paul Polman, Paul was appointed as an Executive Director at separately convened shareholder meetings of PLC and NV held on 28 and 29 October 2008 respectively. All existing Directors, unless they are retiring, submit themselves for re-election every year and shareholders can remove any of them by a simple majority vote. For a list of our current Directors and the periods during which they have served as such, please see pages 18 and 19.
In order to seek to ensure that NV and PLC have the same Directors, the Articles of Association of NV and PLC contain provisions which are designed to ensure that both NV and PLC shareholders are presented with the same candidates for election as Directors. This is achieved through a nomination procedure operated by the Boards of NV and PLC through Unilever’s Nomination Committee.
Based on the evaluation of the Boards, its Committees and its individual members, the Nomination Committee recommends to the Boards a list of candidates for nomination at the AGMs of both NV and PLC. In addition, since 2006 shareholders of the companies have been able to nominate Directors and to do so they must put a resolution to both meetings in line with local requirements. In order to ensure that the Boards remain identical, anyone being elected as a Director of NV must also be elected as a Director of PLC and vice versa. If an individual fails to be elected to both companies then he or she will be unable to take their place on the Boards.
The provisions in the Articles of Association for appointing Directors cannot be changed without the permission, in the case of NV, of the holders of the special ordinary shares numbered 1 - 2400 inclusive and, in the case of PLC, of the holders of PLC’s deferred stock. The NV special ordinary shares may only be transferred to one or more other holders of such shares. The joint holders of both the NV special ordinary shares and the PLC deferred stock are N.V. Elma and United Holdings Limited, which are joint subsidiaries of NV and PLC. The boards of N.V. Elma and United Holdings Limited comprise the members of the Nomination Committee. The Nomination Committee comprises Non-Executive Directors of Unilever only.
Board meetings
Our Boards meet at least seven times a year to consider important corporate events and actions, such as:
•	approval of corporate strategy;

•	approval of the corporate Annual Plan;

•	oversight of the performance of the business;

•	review of risks and controls;

•	authorisation of major transactions;

•	preparation of the Annual Report and Accounts;

•	declaration of dividends;

•	agreement of quarterly results announcements;
•	convening of shareholders’ meetings;

•	nominations for Board appointments;

•	approval of Board remuneration policy; and

•	review of the functioning of the Boards and their Committees.
The following table shows the attendance of Directors at Board meetings for the year ended 31 December 2008. If Directors are unable to attend a meeting, they have the opportunity before the meeting to discuss with the Chairman any agenda items or Board papers:

Name	Attendance

Michael Treschow	8 of 8
Patrick Cescau* (to 31 December 2008)	8 of 8
Paul Polman* (from 29 October 2008)	2 of 2
James Lawrence* (from 15 May 2008)	3 of 3
Kees van der Graaf* (to 15 May 2008)	3 of 3
Ralph Kugler* (to 15 May 2008)	3 of 3
Geneviève Berger (to 30 June 2008)	3 of 3
Leon Brittan	8 of 8
Wim Dik	8 of 8
Charles Golden	8 of 8
Byron Grote	8 of 8
Narayana Murthy	7 of 8
Hixonia Nyasulu	8 of 8
David Simon	8 of 8
Kees Storm	8 of 8
Jeroen van der Veer	6 of 8

Attendance is expressed as number of meetings attended out of number eligible to attend.
*Executive Director
Board meetings are normally held either in London or Rotterdam, with one or two off site Board meetings a year. The Chairman is assisted by the Group Secretary, who ensures that the Boards are supplied with all the information necessary for their deliberations. The Chairman and the Group Secretary involve the Senior Independent Director (see page 47) in the arrangements for Board meetings.
Board induction and training
Upon election, Directors receive a comprehensive Directors’ Manual and are briefed thoroughly on their responsibilities and our business. Updates on corporate governance developments and investor relations matters are frequent agenda items at Board meetings. Ongoing training is provided for Directors by way of site visits, presentations, circulated updates, teach-ins at Board or Board committee meetings on, among other things, Unilever’s business, environmental, social and corporate governance, regulatory developments and investor relations matters. In 2008, Board meetings were held at the offices of Hindustan Unilever in Mumbai which included a visit to local retail outlets and the Bangalore Research and Development Centre and in Unilever’s operations in New York which included trade visits and a visit to the New Jersey Customer Insight and Innovation Centre.
Board evaluation
The evaluation process of our Boards consists of an internal three- year cycle with an independent third-party evaluation carried out if the Boards consider appropriate. The last time an independent third-party evaluation was carried out was in 2006. In 2007 and

Unilever Annual Report on Form 20-F 2008     45

Report of the Directors
Corporate governance continued

2008 the Chairman, in conjunction with the Senior Independent Director, conducted the internal evaluation process. An extensive questionnaire for all Board members formed part of the evaluation process. In addition, the Chairman conducted a process of evaluating the performance of each individual Board member, including an interview with each. The evaluation of the performance of the Chairman was led by the Senior Independent Director.
Committees of the Boards evaluate themselves under supervision of their respective chairmen taking into account the views of respective committee members and the Boards.
The results of the various evaluations were discussed by the Boards and changes were made in respect of Board practices and processes where considered necessary.
Board support
The Group Secretary is available to advise all Directors and ensure that Board procedures are complied with. The Boards have the power to appoint and remove the Group Secretary.
A procedure is in place to enable Directors, if they so wish, to seek independent professional advice at Unilever’s expense.
Board changes
The current Directors, with their biographies, are shown on pages 18 and 19.
Geneviève Berger, Leon Brittan, Wim Dik, Charles Golden, Byron Grote, Narayana Murthy, Hixonia Nyasulu, David Simon, Kees Storm, Michael Treschow and Jeroen van der Veer were re-elected as Non-Executive Directors of NV and PLC at the 2008 AGMs.
On 1 July 2008 Geneviève Berger stepped down from the Boards as a Non-Executive Director to join the Unilever Executive team as Chief Research and Development Officer. Paul Polman became an Executive Director on 29 October 2008 and, following an orderly transition, took over from Patrick Cescau on 1 January 2009 as Chief Executive Officer.
At the 2008 AGMs, Kees van der Graaf and Ralph Kugler stepped down from the Boards, and Jim Lawrence was appointed an Executive Director to those Boards following his appointment as Chief Financial Officer in September 2007.
At the 2009 AGMs all current Executive and Non-Executive Directors will be nominated for re-election, except David Simon who will be retiring as a Non-Executive Director at the end of our 2009 AGMs after three terms of three years. During that time he has served as our Vice Chairman, Senior Independent Director and Chairman of our Nomination and Remuneration Committees. It is intended that David will be succeeded in those roles by Jeroen van der Veer, with effect from the conclusion of the 2009 AGMs.
Chairman and Chief Executive Officer
Unilever has a separate independent Non-Executive Chairman and Chief Executive Officer. There is a clear division of responsibilities between their roles. The Chairman is primarily responsible for leadership of the Boards, ensuring their effectiveness and setting their agendas. He is also responsible for ensuring that the Boards receive accurate, timely and clear information.
The Chief Executive Officer has been entrusted, within the parameters set out in the Articles of Association of NV and PLC and in the document entitled ‘The Governance of Unilever’, with all the Boards’ powers, authorities and discretions in relation to the operational management of Unilever. The Chief Executive Officer has the authority to determine which duties regarding the operational management of the companies and their business enterprises will be carried out under his responsibility by one or more Executive Directors or by one or more other persons. This provides a basis for the Unilever Executive team (UEx) that is chaired by and reports to the Chief Executive Officer. For UEx members’ biographies see page 58. For our business structure, please refer to ‘About Unilever’ on pages 21 and 22.
Executive Directors
All Executive Directors are members of the UEx.
The Executive Directors are full-time employees of Unilever. Information about their remuneration can be found in the report of the Remuneration Committee on pages 60 to 73 and on our website at www.unilever.com/investorrelations/corp_governance
The Remuneration Committee takes the view that the entitlement of the Executive Directors to the security of twelve months’ notice of termination of employment is in line with both the practice of many comparable companies and the entitlement of other senior executives within Unilever. It is our policy to set the level of severance payments for Executive Directors at no more than one year’s salary, unless the Boards, at the proposal of the Remuneration Committee, find this unreasonable given the circumstances or unless dictated by applicable law.
The Executive Directors submit themselves for re-election at the AGMs each year. The Nomination Committee carefully considers each nomination for reappointment.
Executive Directors stop holding executive office on ceasing to be Directors. Executive Directors retire between the ages of 60 and 65, as decided by either them or Unilever.
We do not grant our Executive Directors any personal loans or guarantees.
There are no family relationships between any of our Executive Directors, other key management personnel or Non-Executive Directors. None of our Executive Directors or other key management personnel are elected or appointed under any arrangement or understanding, either with any major shareholder, customer, supplier or otherwise.

46      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Corporate governance continued

Outside Appointments
Unilever recognises the benefit to the individual and to the Group of involvement by Unilever Executives acting as directors of other companies outside the Unilever Group, broadening their experience and knowledge. The number of outside directorships of listed companies is generally limited to one per individual. In the case of publicly listed companies approval is required from the Chairman. Outside directorships must not involve an excessive commitment or conflict of interest. Unilever Executives must at all times ensure that their time commitment to Unilever takes precedence over any outside directorship. Fees paid in connection with an outside directorship may be retained by the individual, reflecting that any outside directorship is for the responsibility of the individual and that Unilever takes no responsibility in this regard.
Non-Executive Directors
The Non-Executive Directors share responsibility for the execution of the Boards’ duties, taking into account their specific responsibilities, which are essentially supervisory. In particular, they comprise the principal external presence in the governance of Unilever, and provide a strong independent element. See pages 18 and 19 for their biographies.
Role and Responsibility
The key elements of the role and responsibilities of our Non-Executive Directors are:
•	supervision of and advice to the Chief Executive Officer;

•	developing strategy with the Chief Executive Officer;

•	scrutiny of performance of the business and Chief Executive Officer;

•	oversight of risks and controls;

•	reporting of performance;

•	remuneration of and succession planning for Executive Directors; and

•	governance and compliance.
Our Non-Executive Directors are chosen for their broad and relevant experience and international outlook, as well as their independence. They form the Audit Committee, the Nomination Committee, the Remuneration Committee and the Corporate Responsibility and Reputation Committee. The roles and membership of these key Board committees are described on pages 48 and 49. The profile set by the Boards for the Non-Executive Directors and the schedule used for orderly succession planning can be found on our website at www.unilever.com/investorrelations/corp_governance
Meetings
The Non-Executive Directors meet as a group, without the Executive Directors present, under the leadership of the Chairman. In 2008 they met five times. In addition, the Non-Executive Directors (including the Chairman) usually meet before each Board meeting with the Chief Executive Officer, the Chief Financial Officer, other senior executives and the Group Secretary.
Senior Independent Director
Our Non-Executive Directors have appointed David Simon as Senior Independent Director. He acts as their spokesman. The Senior Independent Director is consulted by the Chairman on the agenda and arrangements for Board meetings. He is also, in appropriate cases, a point of contact for shareholders and other stakeholders. Upon David’s retirement, it is intended that he will be succeeded by Jeroen van der Veer, with effect from the conclusion of the 2009 AGMs.
Tenure
Our Non-Executive Directors submit themselves for re-election each year at the AGMs. Their nomination for re-election is subject to continued good performance which is evaluated by the Boards, based on the recommendations of the Nomination Committee. The Nomination Committee carefully considers each nomination for reappointment. The Non-Executive Directors normally serve for a maximum of nine years.
Remuneration
The remuneration of the Non-Executive Directors is determined by the Boards, within the overall limit set by the shareholders at the AGMs in 2007, and it is reported on page 72. We do not grant our Non-Executive Directors any personal loans or guarantees nor are they entitled to any severance payments. Details of the engagement of our Non-Executive Directors can be seen on the Unilever website at www.unilever.com/investorrelations/corp_governance
Other appointments
Non-Executive Directors may serve on boards of other companies, provided such service does not involve a conflict of interest or restrict their ability to discharge their duties to Unilever.
Independence
Taking into account the role of Non-Executive Directors, which is essentially supervisory, and the fact that they make up the key Committees of the Boards, it is important that our Non-Executive Directors can be considered to be independent.
Our definition of independence for Directors is set out in the document entitled ‘The Governance of Unilever’. It is derived from the applicable definitions in use in the Netherlands, the UK and the US. All our current Non-Executive Directors are considered to be independent of Unilever. Our Boards reached this conclusion after conducting a thorough review of all relevant relationships of the Non-Executive Directors, and their related or connected persons. Leon Brittan has served on the Boards since 2000. The length of tenure under the Dutch Corporate Governance Code is set at a maximum of twelve years for non-executive directors.
However, the UK Combined Code on Corporate Governance suggests that length of tenure is a factor to consider when determining independence of a non-executive director. The UK Combined Code also provides that a non-executive director who serves more than nine years should be subject to annual reelection and subject to particularly rigorous review. It is our standard practice for all Directors to seek re-election annually. Moreover, our annual performance review has concluded that

Unilever Annual Report on Form 20-F 2008     47

Report of the Directors
Corporate governance continued

Leon Brittan continues to demonstrate the essential characteristics of independence expected by the Boards. His length of service, and his resulting experience and knowledge of Unilever, is viewed by the Boards as being especially valuable, particularly given the extent of the changes to the Boards in recent years.
A number of relationships, such as non-executive directorships, exist between various of our Non-Executive Directors and companies that provide banking, insurance or financial advisory services to Unilever. Our Boards considered in each case the number of other companies that also provide or could readily provide such services to Unilever, the significance to those companies of the services they provide to Unilever, the roles of the Non-Executive Directors within those companies and the significance of those roles to our Non-Executive Directors.
It concluded that none of these relationships impact the independence of the Non-Executive Directors concerned. The Boards have formed the view that the fact that David Simon is a senior adviser of Morgan Stanley International is not material. The Boards have satisfied themselves that the services provided by Paton Tupper Associates (Pty) Limited and Barloworld Limited, of which Hixonia Nyasulu is a director and shareholder and director respectively, to Unilever South Africa is not material. The Boards further concluded that Narayana Murthy’s directorship of HSBC Holdings plc, one of Unilever’s preferred banks, is not impacted by the banking relationship and therefore that he should be considered independent. The Boards have also satisfied themselves that Leon Brittan’s position at UBS Investment Bank and UBS Securities Company Limited does not involve him in any way in its broking relationship with Unilever.
None of our Non-Executive Directors are elected or appointed under any arrangement or understanding, either with any major shareholder, customer, supplier or otherwise.
Committees
Board Committees
The Boards have established the committees described below, all formally set up by Board resolutions with carefully defined remits. They are made up solely of Non-Executive Directors and report regularly to the Boards. For all committees, if Directors are unable to attend a meeting, they are given the opportunity before the meeting to discuss with the Chairman of the committee any agenda items or committee papers. All committees are provided with sufficient resources to undertake their duties. The terms of reference for each committee can be found on our website at www.unilever.com/investorrelations/corp_governance
Audit Committee
The Audit Committee is comprised only of independent Non-Executive Directors with a minimum requirement of three such members. It is chaired by Kees Storm, and its other members are Wim Dik, Charles Golden and Byron Grote. The Boards have satisfied themselves that all the current members of the Audit Committee are competent in financial matters and have recent and relevant experience and that, for the purposes of the US Sarbanes-Oxley Act of 2002, Kees Storm is the Audit Committee’s financial expert. The Audit Committee’s meetings are attended, by invitation, by the Chief Financial Officer, the Chief Legal Officer, the Group Controller, the Chief Auditor and our external auditors.
The Audit Committee assists the Boards in fulfilling their oversight responsibilities in respect of the integrity of Unilever’s financial statements; risk management and internal control arrangements; compliance with legal and regulatory requirements; the performance, qualifications and independence of the external auditors; and the performance of the internal audit function. The Audit Committee is directly responsible, subject to local laws regarding shareholder approval, for the nomination, compensation and oversight of the external auditors.
The Audit Committee is compliant with the rules regarding audit committees applicable in the Netherlands, the UK and the US. The Audit Committee is supplied with all information necessary for the performance of its duties by the Chief Auditor, Chief Financial Officer and Group Controller. Both the Chief Auditor and the external auditors have direct access to the Audit Committee separately from management.
The following table shows the attendance of Directors at Audit Committee meetings for the year ended 31 December 2008:

Name	Attendance

Kees Storm (Chairman)	6 of 6
Wim Dik	6 of 6
Charles Golden	6 of 6
Byron Grote	6 of 6

Attendance is expressed as number of meetings attended out of number eligible to attend.
See page 74 for the Report of the Audit Committee to the shareholders.
Nomination Committee
The Nomination Committee recommends to the Boards candidates for the positions of Director. It also has responsibilities for succession planning and oversight of corporate governance matters. It is supplied with information by the Group Secretary.
The document entitled ‘The Governance of Unilever’ sets out that the Nomination Committee comprises two independent Non-Executive Directors and the Chairman. The Nomination Committee is chaired by David Simon and its other members are Michael Treschow and Jeroen van der Veer. Following David’s retirement at the end of the 2009 AGMs, it is intended that Jeroen van der Veer will succeed him as Chairman of the Nomination Committee.
The following table shows the attendance of Directors at Nomination Committee meetings for the year ended 31 December 2008:

Name	Attendance

David Simon (Chairman)	6 of 6
Michael Treschow (from 6 February 2008)	5 of 5
Jeroen van der Veer	4 of 6

Attendance is expressed as number of meetings attended out of number eligible to attend.
See page 59 for the Report of the Nomination Committee to the shareholders.

48      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Corporate governance continued

Remuneration Committee
The Remuneration Committee reviews Directors’ remuneration and is responsible for the executive share-based incentive plans. It determines, within the parameters set by our shareholders, specific remuneration arrangements for each of the Executive Directors, the remuneration scales and arrangements for Non-Executive Directors and the policy for the remuneration of the tier of management directly below the Boards. The Committee is advised by the Group Secretary on matters of corporate governance.
The document entitled ‘The Governance of Unilever’ sets out that the Committee comprises a minimum of three independent Non-Executive Directors. The Remuneration Committee is chaired by David Simon and its other members are Jeroen van der Veer and Michael Treschow. Following David’s retirement at the end of the 2009 AGMs, it is intended that Jeroen van der Veer will succeed him as Chairman of the Remuneration Committee.
The following table shows the attendance of Directors at Remuneration Committee meetings for the year ended 31 December 2008:

Name	Attendance

David Simon (Chairman)	5 of 5
Michael Treschow (from 6 February 2008)	4 of 4
Jeroen van der Veer	3 of 5

Attendance is expressed as number of meetings attended out of number eligible to attend.
The detailed report of the Remuneration Committee to the shareholders on Directors’ remuneration is on pages 60 to 73.
Corporate Responsibility and Reputation Committee
The Corporate Responsibility and Reputation Committee has responsibility for the oversight of Unilever’s conduct with regard to its corporate and societal obligations and its reputation as a responsible corporate citizen. It comprises a minimum of three Non-Executive Directors. It is chaired by Leon Brittan and its other members are Narayana Murthy and Hixonia Nyasulu. Ralph Kugler and Geneviève Berger stepped down as members of the Committee on 15 May 2008 and 30 June 2008 respectively.
The following table shows the attendance of Directors at Corporate Responsibility and Reputation Committee meetings for the year ended 31 December 2008:

Name	Attendance

Leon Brittan (Chairman)	4 of 4
Geneviève Berger (to 30 June 2008)	2 of 2
Ralph Kugler (to 15 May 2008)	2 of 2
Narayana Murthy	2 of 4
Hixonia Nyasulu	4 of 4

Attendance is expressed as number of meetings attended out of number eligible to attend.
See page 75 for the Report of the Corporate Responsibility and Reputation Committee to shareholders.
Routine business committees
Committees are also set up to conduct routine business as and when they are necessary. They comprise any two of the Directors and certain senior executives and officers. They administer or implement certain matters previously agreed by our Boards or the Chief Executive Officer. The Group Secretary is responsible for the operation of these committees.
Disclosure Committee
The Boards have set up a Disclosure Committee which is responsible for helping the Boards ensure that financial and other information required to be disclosed publicly is disclosed in a timely manner and that the information that is disclosed is complete and accurate in all material aspects. The Committee comprises the Group Controller, the Group Secretary, the Chief Legal Officer and the Group Treasurer.
Director matters
Conflicts of interest
We attach special importance to avoiding conflicts of interest between NV and PLC and their Directors. The Boards are responsible for ensuring that there are rules in place to avoid conflicts of interest by Board members. Conflicts of interest are understood not to include transactions and other activities between companies in the Unilever Group.
At the 2008 AGM shareholders approved amendments to Unilever PLC’s Articles of Association to reflect certain provisions of the UK Companies Act 2006 relating to conflicts of interest that came into force on 1 October 2008, enabling the Board to authorise conflicts or potential conflicts of interest. Following the change of law, the interests of Directors and their connected persons were reviewed by the Boards. Authorisation of situational conflicts was given by the Boards to the relevant Director in accordance with the Articles of Association of PLC. The authorisation included conditions relating to keeping Unilever information confidential and to the exclusion from receiving and discussing relevant information at Board meetings. Situational conflicts will be reviewed annually by the Boards as part of the determination of Director independence. In between those reviews Directors have a duty to inform the Boards of any relevant changes to the situation. The procedures that Unilever has put in place to deal with conflicts of interest have operated effectively.
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

Unilever Annual Report on Form 20-F 2008     49

Report of the Directors
Corporate governance continued

Indemnification
Directors’ indemnification, including the terms thereof, is provided for in Article 19 of NV’s Articles of Association. The power to indemnify Directors is provided for in PLC’s Articles of Association and deeds of indemnity have been issued to all PLC Directors. Appropriate Directors’ and Officers’ liability insurance is in place for all Unilever Directors.
Shareholder matters
Relations with shareholders and other investors
We believe it is important both to explain our business developments and financial results to investors and to understand their objectives.
The Chief Financial Officer has lead responsibility for investor relations, with the active involvement of the Chief Executive Officer. They are supported by our Investor Relations department which organises presentations for analysts and investors. Such presentations are generally made available on our website. Briefings on quarterly results are given via teleconference and are accessible by telephone or via our website. For further information visit our website at www.unilever.com/investorrelations
The Boards are briefed on reactions to quarterly results announcements. They, or the relevant Board Committee, are briefed on any issues raised by shareholders that are relevant to their responsibilities.
Our shareholders can, and do, raise issues directly with the relevant Executive Director or the Chairman and, if appropriate, a relevant Non-Executive Director or the Senior Independent Director.
Both NV and PLC communicate with their respective shareholders at the AGMs as well as responding to their questions and enquiries during the course of the year. We take the views of our shareholders into account and, in accordance with all applicable legislation and regulations, may consult them in an appropriate way before putting proposals to our AGMs.
General Meetings of shareholders
The business to be conducted at the AGMs of NV and PLC is set out in the separate Notices of AGM for NV and PLC. It typically includes approval/consideration of the Annual Report and Accounts, appointment of Directors, remuneration framework, appointment of external auditors, approval of changes to the Articles of Association, and authorisation for the Boards to allot and repurchase shares, and to restrict pre-emptive rights of shareholders.
At the AGMs, a review is given of the progress of the business over the last year and there is a discussion of current issues. Shareholders are encouraged to attend the meetings and ask questions, and the question-and-answer sessions form an important part of the meetings.
General Meetings of shareholders of NV and PLC are held at times and places decided by our Boards. NV meetings are normally held in Rotterdam and PLC meetings are normally held in London, on consecutive days. The notices calling the meetings normally go out more than 30 days prior to the meetings and include further information on how to gain access to the AGMs and how to vote by proxy.
We welcome our external auditors to the AGMs and they are entitled to address the meetings.
Electronic communication
We are committed to efforts to continue more effective ways of communication with our shareholders around the AGMs. Electronic communication is already an important and established medium for shareholders, providing ready access to shareholder information and reports, and for voting purposes.
NV was one of the founders of the Dutch Shareholders’ Communication Channel. NV shareholders participating in the Channel are able to appoint electronically a proxy to vote on their behalf at the NV AGM and NV shareholders who wish to participate should contact their bank or broker.
Shareholders of PLC can choose to receive electronic notification that the Annual Review, Annual Report and Accounts and Notice of AGMs have been published on our website, instead of receiving printed copies, and can also electronically appoint a proxy to vote on their behalf at the AGM.
Registration for electronic communication by shareholders of PLC can be made at www.unilever.com/shareholderservices The UK Companies Act 2006 contains provisions facilitating communications between companies and their shareholders electronically and PLC has established such a facility after consulting with its shareholders in 2007 to offer them the opportunity to review their method of receiving shareholder communications in the future.
Voting rights
To be entitled to attend and vote at NV General Meetings shareholders must hold their NV shares on the record date, which is set by the Board of NV at a date not more than 30 days before the meeting. Shareholders do not need to block their shares. NV shareholders can cast one vote for each €0.16 nominal capital that they hold. This means that they can cast one vote for each NV ordinary share, or NV New York Registry Share. Shareholders can vote in person or by proxy. Similar arrangements apply to holders of depositary receipts issued for NV shares and the holders of NV preference shares (see page 54).
PLC shareholders can cast one vote for each 3 1/9p nominal capital that they hold. This means shareholders can cast one vote for each PLC ordinary share, or PLC American Depositary Receipt of shares. Shareholders can vote in person at the meeting or by proxy. Proxies should be submitted at least 48 hours before the General Meeting to the Registrars, whose details can be found on page 159.

50      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Corporate governance continued

More information on the exercise of voting rights can be found in NV’s and PLC’s Articles of Association and in the respective Notices of Meetings.
Holders of NV New York Registry Shares or PLC American Depositary Receipts of shares will receive a proxy form enabling them to authorise and instruct a notary public or Citibank, N.A. respectively to vote on their behalf at the General Meeting of NV or PLC.
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
A proposal to alter the Articles of Association of NV can only be made by the Board of NV. A proposal to alter the Memorandum and Articles of Association of PLC can be made either by the Board of PLC or by shareholders in the manner permitted under the UK Companies Acts. Unless expressly specified to the contrary in the Articles of Association of PLC, PLC’s Articles of Association may be amended by a special resolution. Proposals to alter the provisions in the Articles of Association of NV and PLC respectively relating to the unity of management require the prior approval of meetings of the holders of the NV special shares and the PLC deferred stock. The Articles of Association of NV and the Memorandum and Articles of Association of PLC can be found on our website at www.unilever.com/investorrelations/corp_governance
Right to hold shares
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

Unilever Annual Report on Form 20-F 2008     51

Report of the Directors
Corporate governance continued

Under the Equalisation Agreement, the two companies are permitted to pay different dividends in the following exceptional circumstances:
•	If the average annual sterling/euro exchange rate changed so substantially from one year to the next that to pay equal dividends at the current exchange rates, either NV or PLC would have to pay a dividend that was unreasonable (that is to say, substantially larger or smaller in its own currency than the dividend it paid in the previous year); or
•	The governments of the Netherlands or the United Kingdom could in some circumstances place restrictions on the proportion of a company’s profits which can be paid out as dividends. This could mean that in order to pay equal dividends one company would have to pay out an amount which would breach the limitations in place at the time, or that the other company would have to pay a smaller dividend.
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
If both companies were to go into liquidation, NV and PLC would each use any funds legally available to pay the prior claims of their own preference shareholders. Then they would use any surplus to pay each other’s preference shareholders, if necessary. After these claims had been met, they would pay out any equalisation or dividend reserve to their own shareholders before pooling the remaining surplus. This would be distributed to the ordinary shareholders of both companies on an equal basis. If one company were to go into liquidation, we would apply the same principles as if both had gone into liquidation simultaneously.
In principle, issues of bonus shares and rights offerings can only be made in ordinary shares. Again, we would ensure that shareholders of NV and PLC received shares in equal proportions. The subscription price for one new NV share would have to be the same, at the prevailing exchange rate, as the price for one new PLC share. Neither company can issue or reduce capital without the consent of the other.
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
We are advised by counsel that these provisions oblige our Boards to carry out the Equalisation Agreement, unless it is amended or terminated with the required approval of the shareholders of both companies. If the Boards fail to enforce the Agreement, shareholders can compel them to do so under Dutch and UK law.
As announced on 5 February 2009, at the 2009 AGMs and at separate Meetings of Ordinary Shareholders we will be proposing resolutions to authorise the Directors to modify the Equalisation Agreement to facilitate the payment of quarterly dividends from 2010 onwards. This will allow us to change to a simpler and more transparent dividend practice for the Unilever group. These changes will result in more frequent payments to shareholders, and better align with the cash flow generation of the business.
The Equalisation Agreement can be found on our website at www.unilever.com/investorrelations/corp_governance
The Deed of Mutual Covenants
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

52      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Corporate governance continued

The Agreement for Mutual Guarantees of Borrowing
Under the Agreement for Mutual Guarantees of Borrowing between NV and PLC, each company will, if asked by the other, guarantee the borrowings of the other. The two companies also jointly guarantee the borrowings of their subsidiaries. These arrangements are used, as a matter of financial policy, for certain significant public borrowings. They enable lenders to rely on our combined financial strength.
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
Further information about the calculation of earnings per share, including the calculation on a diluted basis, can be found in note 7 on page 96.
Share capital
NV’s issued share capital on 31 December 2008 was made up of:
•	€274 356 432 split into 1 714 727 700 ordinary shares of €0.16 each;
•	€1 028 568 split into 2 400 ordinary shares numbered 1 to 2 400, known as special shares; and
•	€113 599 014 split into several classes (4%, 6% and 7%) of cumulative preference shares (‘financing preference shares’).
The voting rights attached to NV’s outstanding shares are split as follows:

	Total number of votes		% of issued capital

1 714 727 700 ordinary shares	1 714 727 700	(a)	70.53
2 400 special shares	6 428 550		0.26
750 000 4% cumulative preference shares	200 906 250		8.26
161 060 6% cumulative preference shares	431 409 276		17.75
29 000 7% cumulative preference shares	77 678 312		3.20

(a)	Of which 141 560 629 shares were held in treasury and 35 663 020 shares were held in connection with share-based payments as at 31 December 2008. These shares are not voted on.
NV may issue shares not yet issued and grant rights to subscribe for shares only pursuant to a resolution of the General Meeting of Shareholders or of another corporate body designated for such purpose by a resolution of the General Meeting. At the AGM held on 15 May 2008 the Board was designated, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code, as the corporate body authorised until 15 November 2009 to resolve on the issue of – or on the granting of rights to subscribe for – shares not yet issued and to restrict or exclude the statutory preemption rights that accrue to shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of the Company, plus an additional 10% of the issued share capital of the Company in connection with or on the occasion of mergers and acquisitions.
At the 2008 AGM the Board of NV was authorised, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, until 15 November 2009 to cause the Company to buy back its own shares and depositary receipts thereof, within the limits set by law, either through purchase on a stock exchange or otherwise, at a price, excluding expenses, not lower than the nominal value of the shares and not higher than 10% above the average of the closing price of the shares on Eurolist by Euronext Amsterdam for the five business days before the day on which the purchase is made. The Board agreed at the AGM that it would use the authority to purchase more than 10% of the Company’s issued share capital.
The above mentioned authorities are renewed annually.
PLC’s issued share capital on 31 December 2008 was made up of:
•	£40 760 420 split into 1 310 156 361 ordinary shares of 3 1/9p each; and
•	£100 000 of deferred stock.
The total number of voting rights attached to PLC’s outstanding shares are shown hereunder:

	Total number of votes		% of issued capital

1 310 156 361 ordinary shares	1 310 156 361	(a)	99.76
£100 000 deferred stock	3 214 285		0.24

(a)	Of which 26 696 994 shares were held by PLC in treasury and 31 887 851 shares were held by NV group companies or by share trusts as at 31 December 2008. These shares are not voted on.
The Board of PLC under sections 80 and 89 of the UK Companies Act 1985 may, subject to the passing of the appropriate resolutions at a meeting of shareholders, issue shares within the limits prescribed within the resolutions. At the 2008 AGM the Directors were authorised to issue new shares pursuant to section 80 of that Act, limited to a maximum of £13 450 000 nominal value, which at the time represented approximately 33% of the Company’s issued Ordinary share capital and pursuant to section 89 of that Act, to disapply pre-emption rights up to approximately 5% of PLC’s issued ordinary share capital. These authorities are renewed annually.
At the 2008 AGM the Board of PLC was authorised in accordance with its Articles of Association to make market purchases of its ordinary shares representing just under 10% of the Company’s issued capital and within the limits prescribed within the resolution until the earlier of the 15-month anniversary after the passing of the resolution or the conclusion of the 2009 AGM.

Unilever Annual Report on Form 20-F 2008     53

Report of the Directors
Corporate governance continued

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
Foundation Unilever NV Trust Office
As at 27 February 2009, around 73% of NV’s ordinary shares and around 34% of NV’s 73% cumulative preference shares were held by the Foundation Unilever NV Trust Office (Stichting Administratiekantoor Unilever N.V.), a trust office with a board independent of Unilever. As part of its corporate objects, the Foundation issues depositary receipts in exchange for these shares. These depositary receipts are listed on Euronext Amsterdam, as are the NV ordinary and 7% preference shares themselves.
Holders of depositary receipts can under all circumstances exchange their depositary receipts for the underlying shares (and vice versa).
Holders of depositary receipts are entitled to dividends and all economic benefits on the underlying shares held by the Foundation.
The members of the board at the foundation are Mr J H Schraven (chairman), Mr P P de Koning, Prof Dr L Koopmans and Mr A A Olijslager.
The Foundation reports periodically on its activities.
Voting by holders of depositary receipts
Although the depositary receipts themselves do not formally have voting rights, holders of depositary receipts are in practice equated with shareholders. They can attend all NV’s General Meetings, either personally or by proxy, and also have right of speech. The holders of the depositary receipts will then automatically, without limitation and under all circumstances, receive a voting proxy on behalf of the Foundation to vote on the underlying shares.
The Foundation is obliged to follow voting instructions of holders of depositary receipts. The same applies to the voting instructions of holders of depositary receipts not attending a shareholders’ meeting and who issue voting instructions to the Foundation via the Dutch Shareholders’ Communication Channel.
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
Unilever considers the arrangements of the Foundation appropriate and in the interest of NV and its shareholders given the size of the voting rights attached to the financing preference shares and the relatively low attendance of holders of ordinary shares in its AGMs.
Foundation Unilever NV Trust Office’s shareholding
Foundation NV Trust Office’s shareholding fluctuates daily – its holdings on 27 February 2009 were:
•	NV ordinary shares of €0.16: 1 247 992 862 (72.78%); and
•	NV 7% cumulative preference shares of €428.57: 9 776 (33.71%);
Further information on the Foundation, including its Articles of Association and Conditions of Administration, can be found on its website at www.administratiekantoor-unilever.nl
Requirements and compliance – general
Unilever is subject to corporate governance requirements in the Netherlands, the UK and as a foreign private issuer in the US. In this section we report on our compliance with the corporate governance regulations and best practice codes applicable in the Netherlands and the UK and we also describe compliance with corporate governance standards in the US.
Under the UK Companies Act 2006 and rules of the US Securities and Exchange Commission, we are required to provide information on contracts and other arrangements essential or material to the business of the Group. We believe we do not have any such contracts or arrangements.

54      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Corporate governance continued

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
Further information can be found on our website and in the document entitled ‘The Governance of Unilever’. This describes the terms of reference of our Board Committees, including their full responsibilities. It will be kept up to date with changes in our internal constitutional arrangements that our Boards may make from time to time and it is available on our website at www.unilever.com/Investorrelations/corp_governance
Requirements – European Union
Following implementation of the EU Takeover Directive, certain information is required to be disclosed in relation to control and share structures and interests of NV and PLC. Such disclosures, which are not covered elsewhere in this Annual Report, include the following:
•	there are no requirements to obtain the approval of NV or PLC, or of other holders of securities in NV or PLC, for a transfer of such securities;

•	there are no arrangements by which, with NV or PLC’s cooperation, financial rights carried by securities are held by a person other than the holder of such securities;

•	NV and PLC are not aware of any agreements between holders of securities which may result in restrictions on the transfer of such securities or on voting rights;

•	neither NV or PLC are parties to any significant agreement which include provisions that take effect, alter or terminate such agreement upon a change of control following a takeover bid;

•	NV and PLC do not have any agreements with any Director or employee that would provide compensation for loss of office or employment resulting from a takeover except that most of Unilever’s share schemes contain provisions which operate in the event of a takeover of Unilever, which provisions may for instance cause options or awards granted to employees under such schemes to vest after a takeover or be exchanged into new awards for shares in another entity; and

•	the Trustees of the PLC employee share trusts may vote or abstain in any way they think fit and in doing so may take into account both financial and non-financial interests of the beneficiaries of the employee share trusts or their dependents. Historically the Trustees tend not to exercise this right.
Requirements – the Netherlands
General
NV is required to state in its Annual Report and Accounts whether it complies or will comply with the Principles (‘P’) and best practice provisions (‘bpp’) of the Dutch Corporate Governance Code (the Dutch Code) and, if it does not comply, to explain the reasons for this. As will be clear from the description of our governance arrangements, NV complies with almost all of the principles and best practice provisions of the Dutch Code, a copy of which is available at www.commissiecorporategovernance.nl The text that follows sets out certain statements that the Dutch Code invites us to make to our shareholders that are not included elsewhere in this Annual Report and Accounts as well as areas of non-compliance.
On 10 December 2008 the Dutch Corporate Governance Code Compliance Committee published a revised version of the Code, which is intended to become applicable to our annual reporting over 2009 and we therefore intend to report compliance under the revised Code in our Annual Report and Accounts 2009.
Board and Committee structures
NV has a one-tier board, consisting of both Executive and, as a majority, Non-Executive Directors. We achieve compliance of our board arrangements with the Dutch Code, which is for the most part based on the customary two-tier structure in the Netherlands, by, as far as is possible and practicable, applying the provisions of the Dutch Code relating to members of a management board to our Executive Directors and by applying the provisions relating to members of a supervisory board to our Non-Executive Directors. Management tasks not capable of delegation are performed by the Board as a whole. Reference is made to Ps II and III and corresponding bpps. Reference is also made to the UK Combined Code on Corporate Governance, which is fully tailored to the one-tier board model (see page 44).
Risk management and control
Reference is made to the description of Unilever’s principal risks on pages 25 to 27 and risk management, internal controls and disclosure controls and procedures on page 28.
The Board considers that the internal risk management and control systems are appropriate for our business and in compliance with best practice provision II.1.3.
In best practice provision II.1.4 the Dutch Code invites our Board to make a statement on our internal risk management and control systems. In its reports published in 2005 and 2007 the Dutch Corporate Governance Code Monitoring Committee has made recommendations concerning the application of this best practice provision. In accordance with its recommendations and in light of the above, the Board believes that as regards financial reporting risks:
•	the risk management and control systems provide reasonable assurance that the financial statements do not contain any material inaccuracies;

•	the risk management and control systems have worked properly in 2008;

•	there are no indications that the risk management and control systems will not work properly in 2009;

Unilever Annual Report on Form 20-F 2008     55

Report of the Directors
Corporate governance continued

•	no material failings in the risk management and control systems were discovered in the year under review or the current year up to the date of signing these accounts;
and, as regards operational, strategic, legislative, financial and regulatory risks, no material failings in the risk management and control systems were discovered in the year under review.
The aforesaid statements are not statements in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act 2002.
Retention period of shares
The Dutch Code recommends that shares granted to executive directors must be retained for a period of at least five years (bpp II.2.3). Our shareholder approved remuneration policy requires Executive Directors to build and retain a personal shareholding in Unilever equal to at least 150% of their annual base pay. The Board believes that this is in line with the spirit of the Dutch Code.
Severance pay
It is our policy to set the level of severance payments for Directors at no more than one year’s salary, unless the Board, at the proposal of the Remuneration Committee, finds this manifestly unreasonable given circumstances or unless otherwise dictated by applicable law (bpp II.2.7).
Regulations for transactions in securities in other companies
The Dutch Code recommends that a director shall give periodic notice of any changes in his holding of securities in other Dutch listed companies (bpp II.2.6 and bpp III.7.3). We are a multinational company operating all over the world and our Directors come from a wide variety of countries. We therefore have a broader and more general requirement for our Directors, requiring them, upon request, to disclose to the Group Secretary their holdings and transactions in securities in any listed company.
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
Anti-takeover constructions and control over the company
With reference to bpp IV.3.9, NV confirms that it has no anti-takeover constructions, in the sense of constructions that are intended solely, or primarily, to block future hostile public offers for its shares. Nor does NV have any constructions whose specific purpose is to prevent a bidder, after acquiring 75% of the capital, from appointing or dismissing members of the Board and subsequently altering the Articles of Association. The acquisition through a public offer of a majority of the shares in a company does not under Dutch law preclude in all circumstances the continued right of the Board of the company to exercise its powers.
Provision of information
We consider it important to comply with all applicable statutory regulations on the equal treatment of shareholders and provision of information and communication with shareholders and other parties (P IV.2 and P IV.3).
Meetings of analysts and presentations to investors
We have extensive procedures for handling relations with and communicating with shareholders, investors, analysts and the media (also see page 50). The important presentations and meetings are conducted as far as practicable in accordance with bpp IV.3.1. Due to their large number and overlap in information, however, some of the less important ones are not announced in advance, made accessible to everyone or put on our website.
Requirements – the United Kingdom
PLC is required, as a company that is incorporated in the UK and listed on the London Stock Exchange, to state how it has applied the principles and how far it has complied with the provisions set out in Section 1 of the 2006 UK Combined Code on Corporate Governance (‘the Combined Code’), a copy of which is available at www.frc.org.uk
In the preceding pages we have described how we have applied the principles and the provisions in the Combined Code. In 2008, Unilever complied with the Combined Code except in the following areas:
•	The Remuneration Committee currently has two independent Non-Executive Directors on its membership. Michael Treschow was appointed a member of the Remuneration Committee in February 2008. The Committee and the Board are working to seek a new Non-Executive Director appointment for that Committee and the membership of the Committee will be reviewed again in light of David Simon’s forthcoming retirement.
•	Due to the requirement for Unilever to hold two AGMs for its respective companies on consecutive days, it may not always be possible for all Directors, and possibly the Chairmen of the Audit, Remuneration and Nomination Committees, to be present at both meetings. The Chairman ensures that a majority of Directors attend both meetings and that at least one member of each Committee attends each AGM.
Risk management and control
Reference is made to the description of Unilever’s principal risks on pages 25 to 27 and risk management, internal controls and disclosure controls and procedures on page 28.
Our procedures cover financial, operational, social, strategic and environmental risks and regulatory matters. They are in line with the recommendations of ‘Internal Control – Revised Guidance for Directors on the UK Combined Code’, published by the Internal Control Working Party of the Institute of Chartered Accountants in England & Wales in October 2005 (‘The Turnbull Guidance’).

56      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Corporate governance continued

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
We have complied with the requirements concerning corporate governance that were in force during 2008. Attention is drawn in particular to the remit of the Audit Committee on page 48 and the Report of the Audit Committee on page 74.
Actions already taken to ensure compliance that are not specifically disclosed elsewhere or otherwise clear from reading this document include:
•	the issuance of a Code of Ethics for senior financial officers;

•	the issuance of instructions restricting the employment of former employees of the audit firm; and

•	the establishment of a policy on reporting requirements under SEC rules relating to standards of professional conduct for US attorneys.
In each of these cases, existing practices were revised and/or documented in such a way as to conform to the new requirements.
The Code of Ethics applies to the senior executive, financial and accounting officers and comprises the standards prescribed by the SEC, and a copy has been posted on our website at www.unilever.com/investorrelations/corp_governance The Code of Ethics comprises an extract of the relevant provisions of Unilever’s Code of Business Principles and the more detailed rules of conduct that implement it. The only amendment to these pre-existing provisions and rules that was made in preparing the Code of Ethics was made at the request of the Audit Committee and consisted of a strengthening of the explicit requirement to keep proper accounting records. No waiver from any provision of the Code of Ethics was granted to any of the persons falling within the scope of the SEC requirement in 2008.
We are required by US securities laws and the Listing Standards of the New York Stock Exchange to have an Audit Committee that satisfies Rule 10A-3 under the Exchange Act and the Listing Standards of the New York Stock Exchange (NYSE). We are compliant with these requirements. We are also required to disclose any significant ways in which our corporate governance practices differ from those typically followed by US companies listed on the NYSE. In addition to the information we have given you in this document about our corporate governance arrangements, further details are provided in the document entitled ‘The Governance of Unilever’, which is on our website at www.unilever.com/investorrelations/corp_governance
We are compliant with the Listing Standards of the New York Stock Exchange applicable to foreign private issuers. Our corporate governance practices do not significantly differ from those required of US companies listed on the New York Stock Exchange.
We also confirm that our shareholders have the opportunity to vote on equity compensation plans.
Risk management and control
Reference is made to the description of Unilever’s risks on pages 25 to 27 and risk management, internal controls and disclosure controls and procedures on page 28.
Based on an evaluation by the Boards, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Group’s disclosure controls and procedures, including those defined in United States Securities Exchange Act of 1934 – Rule 13a – 15(e), as at 31 December 2008 were effective, and that subsequently until the date of the approval of the Annual Report by the Board, there have been no significant changes in the Group’s internal controls, or in other factors that could significantly affect those controls.

Unilever Annual Report on Form 20-F 2008     57

Report of the Directors
Corporate governance Biographical details

The Chairman, Vice-Chairman, Executive Directors and Non-Executive Directors of NV and PLC are shown below. Please refer to pages 18 and 19 for their biographical details and their responsibilities in connection with Board committees.
Chairman
Michael Treschow
Vice-Chairman
The Lord Simon of Highbury CBE
Executive Directors
Paul Polman (Chief Executive Officer)
James Lawrence (Chief Financial Officer)
Non-Executive Directors
The Rt Hon The Lord Brittan of Spennithorne QC DL
Professor Wim Dik
Charles Golden
Byron Grote
Narayana Murthy
Hixonia Nyasulu
Kees Storm
Jeroen van der Veer
Unilever Executive (UEx)*
Paul Polman
Chief Executive Officer
(see details on page 18)
Doug Baillie
President, Western Europe
Nationality: British. Aged 53. Appointed President of Western Europe in May 2008. Joined Unilever 1987. Previous posts include: CEO, Hindustan Unilever Limited and Group Vice President, South Asia 2006, Group Vice-President - Africa, Middle East & Turkey (AMET) 2005, President, Africa Regional Group 2004, National Manager, Unilever South Africa, 2000, Managing Director Lever Pond’s South Africa 1997, Vice President, Home and Personal Care for the Africa Business Group 1994, Sales Director 1988.
Vindi Banga
President Foods, Home & Personal Care
Nationality: Indian. Aged 54. Appointed to UEx April 2005 as President Foods. Appointed President Foods, Home & Personal Care in May 2008. Joined Unilever 1977. Previous posts include: Business Group President Home and Personal Care, Asia 2004 in addition to Non-Executive Chairman, Hindustan Lever 2004-2005. Chairman and Managing Director, Hindustan Lever 2000-2004.
Professor Geneviève Berger
Chief Research and Development Officer
Nationality: French. Aged 54. Appointed to UEx July 2007. Professor and Hospital Practitioner, Medical University Teaching Hospital, Paris 2003-2008. Member, Technical Committee, Institute of Electrical and Electronics Engineers (IEEE). Chairman, Advisory Board, Health for the European Commission. Director, Biotech and Agri-Food Department 1998-2000 and Director of Technology 2000, the French Ministry for Education. Director General, National Centre for Scientific Research (CNRS), France 2000-2003. Previously Non-Executive Director of Unilever N.V. and Unilever PLC 2007-2008.
James Lawrence
Chief Financial Officer
(see details on page 18)
Harish Manwani
President Asia, Africa, Central & Eastern Europe
Nationality: Indian. Aged 55. Appointed to UEx April 2005 as President Asia Africa. Appointed President Asia, Africa, Central & Eastern Europe in May 2008. Joined Unilever 1976. He is also Non-Executive Chairman, Hindustan Lever. Previous posts include: Business Group President, Home and Personal Care, North America 2004. Business Group President, Home and Personal Care, Latin America 2001 and Senior Vice President, Hair Care and Oral Care 2000.
Sandy Ogg
Chief Human Resources Officer
Nationality: American. Aged 55. Appointed Chief HR Officer April 2005. Joined Unilever 2003. Previous posts include: SVP Human Resources, Foods 2003. Prior to joining Unilever he worked for Motorola as SVP, Leadership, Learning and Performance Management.
Michael Polk
President Americas
Nationality: American. Aged 48. Appointed President Americas March 2007. Joined Unilever 2003. Previous posts include: President Unilever USA. Prior to joining in Unilever, he held various senior positions at Kraft Foods including President, Biscuits and Snacks Sector and President, Asia Pacific Region. External appointments: Director, GS1 Global, Students in Free Enterprise, and Grocery Manufacturers of America.
* UEx members are treated as executive officers and senior management for US purposes and key management personnel for IFRS purposes. All members of the UEx have existing agreements with varying terms, however, all agreements include a notice period of twelve months although local law and practice may sometimes impact these provisions. Details of the remuneration paid and share awards are shown in aggregate in note 31 on page 135.

58      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Report of the Nomination Committee

Terms of Reference
The Nomination Committee comprises two Independent Non-Executive Directors and the Chairman. It is chaired by David Simon, Vice Chairman and Senior Independent Director. Its other members are Michael Treschow and Jeroen van der Veer. The Group Secretary acts as secretary to the Committee.
The Nomination Committee is responsible for drawing up selection criteria and appointment procedures for Directors. Under Unilever’s corporate governance arrangements Executive and Non-Executive Directors offer themselves for election each year at the Annual General Meetings. The Nomination Committee is responsible for recommending candidates for nomination as Executive Directors, including Chief Executive Officer, and Non-Executive Directors each year based on the process of evaluations referred to below. After Directors have been appointed by shareholders the Committee recommends to the Board candidates for election as Chairman and Vice-Chairman. The Committee also has responsibility for supervising the policy of the Chief Executive Officer on the selection criteria and appointment procedures for senior management and it keeps oversight of all matters relating to corporate governance, bringing any issues to the attention of the Boards. The Committee’s Terms of Reference are available on our website www.unilever.com/investorrelations/corp_governance
Process for the appointment of Directors
Unilever has formal procedures for evaluation of the Boards, the Board Committees and the individual Directors. The results of the evaluations are provided to the Committee when it discusses the nominations for re-election as Directors.
Where a vacancy arises on the Boards, the Committee seeks the services of specialist recruitment firms and other external experts to assist in finding individuals with the appropriate skills and expertise.
In nominating Directors, the Committee follows the agreed Board Profile of potential Non-Executive Directors, which takes into account the roles of Non-Executive Directors set out in the Dutch Corporate Governance Code and the UK Combined Code on Corporate Governance. Under the terms of the Governance of Unilever the Boards should comprise a majority of Non-Executive Directors and the profile provides that three of these have strong financial experience, and staff the Audit Committee. To represent Unilever’s areas of interest, the profile also indicates there should be a strong representation from Developing and Emerging markets as well as from Europe and North America. Non-Executive Directors should be independent of Unilever and free from any conflicts of interest. The profile looks at diversity in terms of nationality, race, gender and relevant expertise and directs that, wherever possible, the Boards should reflect Unilever’s consumer base.
Activities of the Committee during the year
The Committee met six times in 2008. The meetings were fully attended by David Simon and Michael Treschow. Jeroen van der Veer attended four meetings. The members also regularly met outside of formal Committee meetings to discuss succession issues.
The Committee proposed the nomination of all Directors offering themselves for re-election at the 2008 AGMs. During 2008, the Committee also proposed the nominations of two new Executive Directors.
Jim Lawrence was appointed as an Executive Director at the AGMs in May 2008, following his appointment as Chief Financial Officer in September 2007.
During 2008 the Committee conducted an extensive search for a new Chief Executive Officer to succeed Patrick Cescau who retired on 31 December 2008. The Committee was supported by an outside executive search firm engaged to identify suitable candidates for the role. The process resulted in the Committee’s recommendation to the Boards to nominate Paul Polman as Patrick Cescau’s successor. The Committee is pleased to have identified an excellent candidate, whose competencies match the profile of role and task required. Paul Polman was nominated by the Committee for election as an Executive Director at shareholders’ meetings held in October 2008. He became Chief Executive Officer with effect from 1 January 2009.
The Committee reviewed and agreed the terms of appointment of the new Executive Directors in line with best practice.
At the AGMs in May 2008, Kees van der Graaf and Ralph Kugler retired as Executive Directors.
In June 2008 Professor Geneviève Berger resigned as a Non-Executive Director, to take up the position of Chief Research & Development Officer as a member of the Unilever Executive reporting to the Chief Executive Officer.
The Committee, along with the Boards, reviewed the diversity within the Group and agreed with management that gender diversity is an opportunity, especially at the higher levels where female representation is relatively small.
Following the appointment of an outside consultant to support the 2006 evaluation process, internal reviews were undertaken during 2007 and 2008 in relation to the evaluation of the Boards, the Chairman, the individual Directors and the Board Committees based on the completion of a questionnaire and interviews. The Committee has also carried out a self-assessment of its performance.
David Simon Chairman of the Nomination Committee
Michael Treschow
Jeroen van der Veer

Unilever Annual Report on Form 20-F 2008     59

Report of the Directors
Report of the Remuneration Committee

During 2008, the Committee’s activities were greatly influenced by the Board and Executive Committee changes that the succession plan required.
In October 2008 Paul Polman was elected to the Board, becoming Chief Executive Officer on Patrick Cescau’s retirement at the end of December. Jim Lawrence was elected to the Board at the 2008 AGMs following his appointment as Chief Financial Officer in the latter half of 2007. The 2008 AGMs also marked the retirement from the Board of Kees van der Graaf, President, Europe, and Ralph Kugler, President, Home & Personal Care, each with over 28 years of service.
Given our agreed policy framework, the Committee’s aim has been to ensure that the remuneration arrangements for Paul Polman and Jim Lawrence, as Executive Directors, are fully in line with the five strategic principles that serve as the platform for Unilever’s approach to remuneration for the Unilever Executive. These principles not only apply for our Executive Directors but to all Unilever’s leadership levels. They provide the basis for our remuneration structure as explained in greater detail in the following pages, and direct that pay should be:
•	aligned with shareholders’ interests;

•	robustly linked to performance;

•	aligned with strategic priorities;

•	market competitive; and

•	easy to understand and communicate.
The overriding objective is to ensure that Unilever recruits and retains the best performers, and effectively incentivises them to achieve superior results. It is also our aim to manage the differing elements of total remuneration in a fully integrated manner.
Shareholders were provided with summaries of the full remuneration arrangements for both Paul Polman and Jim Lawrence prior to their elections to the Board. In addition, at the 2008 AGMs shareholders separately approved increased bonus and Global Share Incentive Plan award limits for Jim Lawrence, who joined us from the USA.
Reflecting the transformation that Patrick Cescau has led over the last four years, Unilever’s performance continued to improve through 2008 despite the challenging environment. The focus on growth priorities coupled with timely pricing actions and savings from cost efficiency programmes meant that we were able to deliver underlying sales growth well above target levels and improved underlying operating margins.
The annual incentive awards paid to the Executive team in respect of 2008 (on average 120% of base salary) reflect Unilever’s strong underlying sales growth, improved margin performance as well delivery on individual business objectives. Long-term incentive awards will vest in 2009 in respect of the performance period 2006 to 2008. 122% of awards made in 2006 under the Global Performance Share Plan (GPSP) will vest, reflecting strong annual average underlying sales growth (USG) over the three-year period to the end of 2008 and continued progress towards longer-term ungeared free cash flow (UFCF) targets. (The performance ranges for these awards set in 2006 were 3.2% - 5.2% per annum for USG and €12.5 - €13.7 billion for cumulative UFCF. Awards made in 2006 under the TSR long-term incentive plan will also vest in 2009. As Unilever’s relative total shareholder return performance over the period 2006 to 2008 ranks 9th against a comparator group of peer companies (see page 62) 50% of the awards are due to vest.
Looking forward to 2009, we believe that Unilever remains well placed and we expect the new Group leadership team to pursue the opportunities present even in challenging times and that, as a result, our shareholders and our executives will be duly rewarded.
David Simon Chairman of the Remuneration Committee
Michael Treschow
Jeroen van der Veer

Definition of auditable part of the Report of the Remuneration Committee
In compliance with the UK Directors’ Remuneration Report Regulation 2002, and under Title 9, Book 2 of the Civil Code in the Netherlands, the auditable part of the report of the Remuneration Committee comprises the ‘Aggregate remuneration for Executive Directors’ on page 64, the ‘Remuneration for individual Executive Directors’ on page 65, the ‘Executive Directors’ Global Share Incentive Plan on page 66, the ‘Executive Directors’ Global Performance Share Plan’ on page 67, the ‘Executive Directors’ conditional share awards under the TSR Long-Term Incentive Plan’ on page 68, the ‘Executive Directors’ Share Matching Plan’ on page 67, ‘Executive Directors’ share options’ on page 69, ‘Executive Directors’ pensions’ on page 70, ‘Executive Directors’ interests – share capital’ on page 71, ‘Non-Executive Directors’ remuneration’ on page 72 and ‘Non-Executive Directors’ interests – share capital’ on page 73.
60      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Report of the Remuneration Committee continued

Role and responsibilities
The Committee is responsible for making proposals to the Boards on the reward policy for Executive Directors and other Unilever Executive Team members, to ensure that the right incentives are provided to encourage managers to enhance the performance of the Group. The Committee is also responsible for setting individual reward packages for the Executive Directors and for monitoring and approving all share-based incentive arrangements. The Committee meets at least three times a year and during 2008 met on five occasions.
Structure and role
During 2008 David Simon served as Chairman of the Committee with Jeroen van der Veer and Michael Treschow being members of the Committee. The Board evaluated the performance of the Committee and the Committee carried out a self-assessment of its performance.
Advice and assistance
The Committee does not formally retain remuneration consultants. It seeks professional advice from external advisers as and when required. During 2008, the Committee sought advice from Towers Perrin (an independent firm of human resources specialists) on market data, reward trends and performance-related pay. Towers Perrin also provides general consultancy advice to Unilever group companies on employee rewards, pension, communications and other human resource matters.
The Group Secretary attends all Committee meetings and advises on matters of corporate governance.
The Chief Executive Officer is invited to attend Committee meetings to provide his own insights to the Committee on business objectives and the individual performance of his direct reports. Also, the Chief Human Resource Officer can be invited to provide his expertise to the Committee. Naturally, neither attends when their own remuneration is being discussed.
Remuneration policy
Unilever reward policy table 2008

Element	Payment vehicle	Value determination	Plan objectives/Key drivers

FIXED

Base salary	Cash	Market median	Attraction and retention of high performing executives

Pension	Cash	All-employee pension arrangement in home country Bonus not pensionable	Attraction and retention of high performing executives

VARIABLE		Indicative levels at face value as % of base pay

Annual incentive	Cash (75%) Shares (25%)	Executive Directors: target 87% (range 0% – 150%) Chief Financial Officer: target 93% (range 0% – 160%) Chief Executive Officer: target 113.3% (range of 0% – 200%)	Delivery of trading contribution (Unilever’s primary internal measure of economic value added – see page 62) and top-line growth targets Individual responsibility for key Unilever business targets

Global Share Incentive Plan	Shares	Grant level in 2008 for: Chief Financial Officer 340% Chief Executive Officer around 170%	Total shareholder return at upper half of peer group (see page 62)
		Vesting level: 0% – 200% of grant, at end of 3 year performance period subject to the satisfaction of the performance conditions.	Ungeared Free Cash Flow as the basic driver of Unilever’s shareholder returns Top-line revenue growth as essential to Unilever’s long-term value creation

Share Matching Plan	Shares	25% of annual incentive is paid in shares, these shares are matched one for one	Alignment with shareholders’ interests

Unilever Annual Report on Form 20-F 2008     61

Report of the Directors
Report of the Remuneration Committee continued

The total remuneration package for Executive Directors is intended to be competitive in a global market, with a strong emphasis on performance related pay. Internal and external comparisons are made with the reward arrangements for other senior executives within Unilever to support consistent application of Unilever’s executive reward policies.
A significant proportion of the Executive Directors’ total reward is linked to a number of key measures of Group performance to create alignment with strategy, business priorities, and shareholder value. Approximately 70% of the total reward package is linked to performance.
In setting targets for the performance measures, the Committee is guided by what would be required to deliver top-third shareholder value. This is reflected in both the short-term and long-term performance targets.
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
The maximum opportunity for the Chief Executive Officer is 200% of salary, with two-thirds based on Unilever’s business results and a third on individual business targets. The maximum opportunity for the Chief Financial Officer is 160% of salary, with up to 130% based on business results, the rest on individual business targets. Target annual incentive levels for both executives are around 60% of maximum. Aggressive business targets mean that maximum levels are only payable for exceptional performance.
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
Long-term incentives
The long-term incentive for Executive Directors consists of two elements, both of which are delivered in shares:
•	Global Share Incentive Plan; and
•	Share Matching Plan (linked to annual incentive).
Executive Directors are required to demonstrate a significant personal shareholding commitment to Unilever. Within five years of appointment, they are expected to hold shares worth at least 150% of their annual base salary. This reinforces the link between the executives and other shareholders.
Global Share Incentive Plan (GSIP)
Under the GSIP, annual awards of shares in NV and PLC are granted to Executive Directors along with other senior employees. The actual number of shares received at vesting after three years depends on the satisfaction of performance conditions linked to improvements in Unilever’s performance.
The vesting of shares will be conditional on the achievement of three distinct performance conditions over the performance period. The performance period is a 3-year calendar period.
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
The vesting of a further 30% of the shares in the award is conditional on average underlying sales growth performance over the three-year period.

62      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Report of the Remuneration Committee continued

The vesting of the final 30% of the shares in the award is conditional on cumulative ungeared free cash flow performance which is the basic driver of the returns that Unilever is able to generate for shareholders.
For the business performance-focused parts of an award there will be no vesting if performance is below the minimum of the range, 25% vesting for achieving minimum, and 200% vesting only at or substantially above the top end of the range.
Performance for each condition will be assessed independently from the other conditions over the performance period. Shares will only vest if and to the extent that the respective performance conditions are satisfied. There will be no re-testing.
The grant level as a percentage of salary agreed by the shareholders for the Chief Executive Officer is a maximum of 200%, for the current Chief Financial Officer a maximum of 340% and for any other Executive Director a maximum of just below 180%. The vesting will range between 0% and 200% of grant level.
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
Executive Directors’ pensions
The policy is that Executive Directors will be members of the all-employee pension arrangement in their home country (or an alternative of similar value) and will pay employee contributions at the same rate as other employees in that arrangement.
Other benefits and allowances
Executive Directors enjoy similar benefits to those enjoyed by many other employees of Unilever.
Serving as non-executive on the Board of another company
It is recognised that Executive Directors may be invited to become Non-Executive Directors of other companies and that these appointments, subject to the approval of the Chairman and the Chief Executive Officer, may broaden their knowledge and experience to the benefit of the Group (see page 18 for details in the biographies). From 2008, if Executive Directors are serving on the Board of other companies they have been permitted to retain all remuneration and fees earned from outside directorships subject to a maximum of one outside directorship. (see Other appointments on page 47 for further details). Patrick Cescau, who retired from Unilever on 31 December 2008, received an annual fee of £70 000 from Pearson plc as a non-executive director. Of that, 25% of the basic fee (totalling £15 000) was paid in Pearson plc shares. Jim Lawrence was a non-executive director of Avnet Inc up to 15 July 2008 in respect of which he received a fee of $53 750 and a stock award in that company to the value of $120 000. He is also a non-executive director of British Airways Plc and received an annual fee of £40 000.
Future developments
The Remuneration Committee continues to monitor trends and changes in the market. It keeps a watching brief on the continuing alignment between Unilever’s strategic objectives and the reward policy for Executive Directors. Due to the unprecedented economic turmoil and the impact of the economic downturn the salaries for 2009 will be frozen at the 2008 level.

Unilever Annual Report on Form 20-F 2008     63

Report of the Directors
Report of the Remuneration Committee continued

Remuneration information for 2008
The following section contains detailed information and commentary on the Executive Directors’ annual remuneration, long-term incentives, pension benefits and share interests in respect of 2008.
Aggregate remuneration for Executive Directors
The following table gives details of the aggregate remuneration (including value of the vesting of matching shares, vesting of other long-term incentives and exercise of options) for the Executive Directors as a group.

	2008	2007
	€ ’000	€ ’000

Annual emoluments

Base salary	2 682	3 491
Allowances and other payments	1 154	221
Benefits	62	82
Performance related payments (annual incentive)	4 156	4 865

Sub-total of annual emoluments	8 054	8 659
Other income arising from vesting/exercise of long-term incentives(a)
Gains on exercise of share options	140	50
Vesting of matching shares	86	230
Vesting of awards under other Long-Term Incentive Plans	2 704	–

Total of annual emoluments and other income arising from long-term incentives	10 984	8 939

(a)	Includes the value of shares that vested under Long-term Incentive Plans and had been granted in earlier years and the gain realised in 2008 of share options granted in earlier years.
Comments on base salary 2008
For 2008, base salary levels were benchmarked against those paid in other major global companies based in Europe, excluding companies in the financial sector. The increases for 2008 reflect changes in market levels as well as individual and Group performance.
Comments on base salary 2009
Due to the unprecedented economic turmoil and the impact of the economic downturn the salaries for 2009 will be frozen at the 2008 level.
Comments on annual incentive 2008
The annual incentive awards for 2008 were subject to achievement of underlying sales growth and trading contribution targets in combination with individual strategic business targets. The Committee measured the results against the targets set and determined the annual incentive amounts for 2008. The award levels reflect Unilever’s strong underlying sales growth and improved margin performance as well as delivery on individual business targets.
64      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Report of the Remuneration Committee continued

Remuneration for individual Executive Directors
The following table gives details of the remuneration received in 2008 by each Executive Director individually, including the value of vested share matching, vesting of other long-term incentives and options exercised.

										Other income arising from
										long-term incentives and
	Annual Emoluments 2008									exercise of options in 2008
		Allowances											Grand	Grand
	Base	and other		Value of				Total	Total	Option	Share	Other	total	total
	salary	payments	(a)	benefits	(b)	Bonus	(c)	2008	2007	gains	match	LTIP	2008	2007
Name and Base Country	€ ’000	€ ’000		€ ’000		€ ’000		€ ’000	€ ’000	€ ’000	€ ’000	€ ’000	€ ’000	€ ’000

Patrick Cescau (UK)(d)	1 296	149		50		2 073		3 568	3 948	139	35	980	4 722	4 061

Jim Lawrence (UK)(e)	450	14		7		903		1 374	n/a	–	–	456	1 830	n/a

Paul Polman (UK)(f)	292	970		–		438		1 700	n/a	–	–	–	1 700	n/a

Kees van der Graaf (NL)(g)	333	13		1		385		732	1 822	1	31	634	1 398	1 882

Ralph Kugler (UK)(h)	311	8		4		357		680	1 961	–	20	634	1 334	2 014

(a)	Includes allowance in lieu of company car; blind trust fees compensation; tax advice compensation; special one-off award; compensation for loss of net income because part of the salary was paid in the Netherlands; entertaining allowance and employers’ cost for the all-employee savings plan in the Netherlands. All allowances are taxable in the country of residence apart from the entertaining allowance which is currently tax free in the Netherlands.
(b)	Includes benefits for company car; housing (for business use) instead of hotel; medical insurance and private use of chauffeur-driven cars. Included are benefits that are taxable in the country of residence. In addition, Unilever provides support to Executive Directors in relation to spouses’ travel expenses when travelling together on company business. This amount is capped at 5% of base salary and for 2008 totalled €210 076 (including related taxes payable).
(c)	Bonus for the year 2008. Includes the value of both the cash element and the element paid in shares of NV and PLC. In addition to the element of the bonus paid in shares, each Executive Director is awarded an equivalent number of matching shares on a conditional basis.
(d)	Chief Executive Officer. Base salary set in sterling was £1 021 125 per annum.
(e)	Period from May 2008 when he was appointed as a Director. Base salary set in US dollars was $1 133 000 per annum. Bonus figures relates to the full calendar year.
(f)	Period from October 2008. Base salary set in sterling was £920 000 per annum.
(g)	Period to May 2008. The total emoluments for the period June-December 2008 amounted to €623 000. Base salary set in euros was €798 000 per annum.
(h)	Period to May 2008. The total emoluments for the period June-December 2008 amounted to €599 000. Base salary set in sterling was £587 500 per annum.
Figures for amounts in sterling have been translated into euros using the average exchange rate over the year: €1 = £0.7880 (2007: €1 = £0.6822).
Comments on long-term incentive arrangements 2008
•	Global Share Incentive Plan
Awards have been made under this plan since 2007. Vesting will start as from 2010 (three years after the first award). The performance period for the annual award that was made in 2008 is 1 January 2008 to 31 December 2010.

•	Share Matching Plan In 2008 the matching shares originally granted in 2005 on a conditional basis vested, subject to fulfilment of the retention conditions.
No shares or options have been awarded since 2007 under the following Plans. Awards made before 2007 will vest at the normal (previously agreed) dates. Since 2007 share awards are only made under the Global Share Incentive Plan that was agreed by shareholders in 2007.
•	Global Performance Share Plan
Awards under this plan were made in 2005 and 2006. Vesting of the award made in 2005 was in May 2008 (performance period 1 January 2005 – 31 December 2007) and the 2006 award will vest in 2009 (performance period 1 January 2006 – 31 December 2008). Vesting of the 2005 award in 2008 was based on average annual underlying sales growth (50% of the award) and cumulative ungeared free cash flow (50% of the award) over the three-year period to 31 December 2007. The performance ranges, set in 2005, were 2-4% per annum average underlying sales growth (USG) and for ungeared free cash flow (UFCF) €12.2 billion – €13.2 billion. The targets were set before the disposals of the European frozen foods businesses and Unilever Cosmetics International. The targets have been adjusted by the impacts of these disposals. The vesting level for threshold performance was 25% of the relevant portion of the award and 200% for performance at or above the top of the range. The strong improvements in Unilever’s performance over this period led to 121% of awards vesting.
Unilever Annual Report on Form 20-F 2008     65

Report of the Directors
Report of the Remuneration Committee continued

•	TSR Plan
In 2008 the conditional shares awarded in 2005 vested for 50%. Vesting was based on the TSR performance of Unilever (when ranked against its defined peer group with competitors) over the three-year performance period which ended 31 December 2007. For this period, Unilever ranked 8th in its peer group and therefore 50% vesting occurred for this award in March 2008.

•	Executive Share Options The grants of executive share options made in 2005 became exercisable as from 2008. The 2005 award was a premium grant and therefore at vesting no further conditions applied.
Executive Directors’ Global Share Incentive Plan
The Global Share Incentive Plan was approved by shareholders at the 2007 AGMs.
The following conditional shares were granted during 2008 and outstanding at 31 December 2008 under the Global Share Incentive Plan:

		Balance of						Balance of
		conditional shares at				Conditional grant 2008		conditional shares at
		1 January 2008		(Performance period 1 January 2008 to 31 December 2010)			(a)	31 December 2008
	Share type	No. of shares		No. of shares	(a)	Price at award		No. of shares

Patrick Cescau	NV	40 505		44 597		€21.30		85 102
	PLC	40 505		44 597		1 672.00	p	85 102

Jim Lawrence	NV	80 462	(b)	26 485	(b)	€21.73		106 947
	PLC	80 462	(b)	26 485	(b)	1 743.00	p	106 947

Paul Polman(c)	NV	–		58 752		€18.93		58 752
	PLC	–		58 752		1 439.00	p	58 752

Kees van der Graaf	NV	20 550		–		–		20 550	(d)
	PLC	20 550		–		–		20 550	(d)

Ralph Kugler	NV	22 145		–		–		22 145	(d)
	PLC	22 145		–		–		22 145	(d)

(a)	Each award of performance shares is conditional and vests subject to certain conditions three years after the date of the award.

(b)	Joined Unilever in September 2007 as Chief Financial Officer. Was appointed a Director in May 2008. Opening balance is as at the date of appointment as a Director. Following approval by shareholders of an extension to his package, in November 2008 he was awarded an additional 26 485 of each of Unilever NV and PLC shares at €21.73 and 1 743p respectively.

(c)	Joined Unilever in October 2008 and was appointed a Director at the EGMs at the end of October 2008. Awards were made under the GSIP plan in November 2008.

(d)	Stepped down at the AGMs in May 2008. Balances are at that date.
Both Jim Lawrence and Paul Polman received a one-off restricted stock award on joining Unilever, under the Global Share Incentive Plan. Details of balances, grants and vesting in 2008 are shown below.

		Balance of								Balance of
		shares at								shares at
		1 January								31 December
		2008		Grant in 2008			Vesting in 2008			2008
	Share type	No. of shares		No. of shares	Price at award		No. of shares	Price at vesting		No. of shares

Jim Lawrence	NV	35 565	(a)	n/a			11 855	€18.96	(a)	23 710
	PLC	35 565	(a)	n/a			11 855	1 498.00	p(a)	23 710

Paul Polman	NV	0		67 653	€18.93	(b)	n/a			67 653
	PLC	0		67 653	1 439.00	p(b)	n/a			67 653

(a)	Awarded in 2007 on joining Unilever. The shares vest 1/3, 1/3, 1/3 after respectively 1, 2 and 3 years of service.

(b)	Award agreed on joining Unilever. Award was made 6 November 2008 and will vest 1/3, 1/3, 1/3 on respectively the first, second and third anniversary of the award.
66      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Report of the Remuneration Committee continued

Executive Directors’ Share Matching Plan
The following conditional shares were outstanding, awarded or vested during 2008 under the share matching plan:

		Balance of									Balance of
		conditional									conditional
		shares									shares at
		at 1 January	Conditional shares								31 December
		2008	awarded in 2008		(a)	Shares vested in 2008				(b)	2008
							Market		Original
	Share	No. of	No. of	Price at		No. of	price		price		No. of
	type	shares	shares	award		shares	at vesting		at award		shares

Patrick Cescau	NV	13 992	12 025	€21.30		(813)	€21.30		€16.90		25 204
	PLC	14 150	12 025	1 672.00	p	(852)	1 672.00	p	1 122.22	p	25 323

Jim Lawrence(b)	NV		1 830	€21.30		n/a					1 830
	PLC		1 830	1 672.00	p	n/a					1 830

Kees van der Graaf	NV	2 925	5 770	€21.30		(714)	€21.30		€16.90		7 981	(c)
	PLC	3 002	5 770	1 672.00	p	(748)	1 672.00	p	1 122.22	p	8 024	(c)

Ralph Kugler	NV	5 042	5 292	€21.30		(465)	€21.30		€16.90		9 869	(c)
	PLC	5 100	5 292	1 672.00	p	(483)	1 672.00	p	1 122.22	p	9 909	(c)

(a)	Each award of matching shares is conditional and vests three years after the date of the award subject to certain conditions. The 2008 award was made at grant date 20 March 2008.
(b)	The conditional shares awarded on 21 March 2005 (relating to the 2004 performance period) vested on 20 March 2008.
(c)	Balance is at May 2008 when they stepped down as Executive Directors.
Executive Directors’ Global Performance Share Plan
The following conditional shares, granted under the Global Performance Share Plan, were outstanding at 1 January 2008, vested during 2008 and were outstanding at 31 December 2008.
From 2007 onwards no new awards have been made under this Plan as the global share incentive plan was approved by shareholders at the 2007 AGMs and as from 2007 long-term incentive awards have been made only under that new plan.

		Balance of								Balance of
		conditional		Conditional shares vested in 2008					(b)	conditional
		shares at		Additional						shares at
		1 January		award	Total number					31 December
		2008		on vesting	that vested					2008
						Share price		Share price
	Share type	No. of shares	(a)	No. of shares	No. of shares	at vesting		at award		No. of shares	(a)

Patrick Cescau	NV	18 000		1 890	(10 890)	€20.99		€17.66		9 000
	PLC	18 000		1 890	(10 890)	1 712.00	p	1 196.67	p	9 000

Kees van der Graaf	NV	12 000		1 260	(7 260)	€20.99		€17.66		6 000	(c)
	PLC	12 150		1 276	(7 351)	1 712.00	p	1 196.67	p	6 075	(c)

Ralph Kugler	NV	12 000		1 260	(7 260)	€20.99		€17.66		6 000	(c)
	PLC	12 150		1 276	(7 351)	1 712.00	p	1 196.67	p	6 075	(c)

(a)	Each award of performance shares is conditional and vests subject to performance conditions three years after the date of the award. Shares may vest between 0 and 200% of the orginally granted numbers.
(b)	In 2008 the conditional award, originally awarded in 2005, vested for 121%.
(c)	Total as at the end of May 2008. Both stepped down as Executive Directors at the 2008 AGMs.
Unilever Annual Report on Form 20-F 2008     67

Report of the Directors
Report of the Remuneration Committee continued

Executive Directors’ conditional share awards under the TSR Long-Term Incentive Plan
The following conditional shares were outstanding from grants made between 2004 and 2006.
From 2007 onwards no new awards have been made under this Plan as the Global Share Incentive Plan was approved by shareholders at the 2007 AGMs. From 2007 long-term incentive awards will be made only under that new plan.

		Balance of							Balance of
		conditional							conditional
		shares at		Conditional awards lapsed					shares at
		1 January		24 March 2008 (Performance period 2005 to 2007				)(a)	31 December
		2008		Lapsed (a)			Original price		2008
	Share type	No. of shares	Vested (a)	No. of shares	Price at vesting		at award		No. of shares

Patrick Cescau	NV	44 613	(11 835)	(11 835)	€21.30		€16.90		20 943
	PLC	46 058	(12 366)	(12 366)	1 672.00	p	1 122.00	p	21 326

Kees van der Graaf	NV	27 882	(7 397)	(7 396)	€21.30		€16.90		13 089	(b)
	PLC	28 788	(7 730)	(7 729)	1 672.00	p	1 122.00	p	13 329	(b)

Ralph Kugler	NV	27 882	(7 397)	(7 396)	€21.30		€16.90		13 089	(b)
	PLC	28 788	(7 730)	(7 729)	1 672.00	p	1 122.00	p	13 329	(b)

(a)	The conditional awards made in 2005 vested in 2008 for 50%, as Unilever was ranked number 8 in the peer group based on performance over the three year period ending 31 December 2007.
(b)	Balance is at May 2008 when they stepped down as Executive Directors.
Unilever’s position relative to the TSR reference group
The reference group, including Unilever, consists of 21 companies. Unilever’s position is based on TSR over a three-year rolling period.
68      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Report of the Remuneration Committee continued

Executive Directors’ share options
No option awards were made in 2008. Options to acquire NV ordinary shares of €0.16 each and options to acquire PLC ordinary shares of 3 1/9p each were outstanding, were exercised, lapsed or remained outstanding as shown in the following table.
From 2007 onwards no new awards have been made under this Plan as the Global Share Incentive Plan was approved by shareholders at the 2007 AGMs. From 2007 long-term incentive awards will be made only under that new plan.

						Options outstanding			Options outstanding
						below market price			above market price
						at 31 December 2008			at 31 December 2008
			Number
		Balance of	of options		Balance of		Weighted			Weighted
		options at	exercised/		options at		average			average	First	Final
	Share	1 January	lapsed		31 December	Number	exercise		Number	exercise	exercisable	expiry
	type	2008	in 2008		2008	of options	price		of options	price	date	date

Patrick Cescau
Executive Plan	NV	242 166	–		242 166	27 000	€14.72		215 166	€20.10	24/03/02	31/12/10
Executive Plan	PLC	245 967	(33 750	)(a)	212 217	212 217	1 166.00	p	–	–	07/03/03	31/12/10
NL All-Employee Plan	NV	600	(150	)(b)	450	–	–		450	€17.70	13/05/04	17/05/11
UK ShareSave Plan	PLC	1 374	–		1 374	1 374	1 171.00	p	–	–	01/01/09	30/06/09

Kees van der Graaf(c)
Executive Plan	NV	135 450	–		135 450	83 250	€18.30		52 200	€21.94	24/03/02	28/02/11
Executive Plan	PLC	135 450	–		135 450	135 450	1 080.00	p	–	–	24/03/02	28/02/11
NL All-Employee Plan	NV	600	(150	)(b)	450	450	€17.70		–	–	13/05/04	17/05/11
UK ShareSave Plan	PLC	1 374	–		1 374	1 374	1 202.00	p	–	–	01/06/08	30/11/08

Ralph Kugler(c)
Executive Plan	NV	176 625	–		176 625	120 600	€18.19		56 025	€22.04	24/03/02	28/02/11
Executive Plan	PLC	176 625	–		176 625	176 625	1 163.00	p	–	–	24/03/02	28/02/11
NL All-Employee Plan	NV	300	–		300	300	€17.59		–	–	18/05/05	17/05/11
UK ShareSave Plan	PLC	1 374	–		1 374	1 374	1 202.00	p	–	–	01/06/08	30/11/08

(a)	Options exercised 30 December 2008 at a market value of 1 557p. The options had originally been granted on 24 March 1999 at a price of 1 233p.
(b)	Options exercised 30 May 2008 at a market value of €21.01. The options had originally been granted on 2 June 2003 at a price of €17.
(c)	Closing balances shown for Kees van der Graaf and Ralph Kugler are as at date of stepping down as a Director in May 2008. The closing market prices of ordinary shares at that date were €21.16 and 1 686p.
The term ‘Executive Plan’ refers to options granted under the PLC or NV Executive Option Plans.
The closing market prices of ordinary shares at 31 December 2008 were €17.34 (NV shares) and 15.97pp (PLC shares). During 2008 the highest market prices were €25.61 and 1 947p respectively, and the lowest market prices were €16.20 and 1 249p respectively.
Unilever Annual Report on Form 20-F 2008     69

Report of the Directors
Report of the Remuneration Committee continued

Comments on pensions
Jim Lawrence is a member of the Unilever International Pension Plan (IPP), a defined contribution arrangement. In line with current policy, the contribution structure is equivalent in value to the all-employee plan in the USA, his home country. The current rate of company contributions is 9% of base salary and he makes a personal contribution of 5% of base salary (by individual salary sacrifice). The company contributions paid in 2008 cover the period from September 2007, his date of hire.
Paul Polman will be offered membership of a defined contribution pension plan. In line with current policy, the contribution structure will be broadly equivalent in value to the all-employee plan in the Netherlands, his home country. The company will contribute 15% of his base salary and he will make a personal contribution similar to other managers in the Netherlands. To compensate for the forfeiture of pension from his previous employer, additional company contributions of 12% of base salary with investment returns in line with his defined contribution pension account will vest at age 60 or later at actual retirement.
Three Executive Directors retired from Unilever during 2008. Patrick Cescau stepped down from the Boards and retired at year end aged 60 and 3 months. His pension is payable from 31 December 2008. Kees van der Graaf stepped down from the Boards at the AGMs in May 2008 and retired on 31 May 2008. His pension is payable from 1 March 2009. His retirement terms were in line with Unilever’s normal practice for long-serving senior executives in the Netherlands. Ralph Kugler stepped down from the Boards at the AGMs and left the company on 31 May 2008. His pension is payable from 1 March 2009. His retirement terms were in line with Unilever’s normal practice for long-serving senior executives in the UK.
Executive Directors’ pensions(a)
Pension values for the year ended 31 December 2008 are set out below.

								Movement
			Movement in			Transfer		in transfer				Transfer
			accrued			value of		value during		Individual		value of
		Accrued	pension	Accrued		accrued		2008 (less		contributions		accrued
		pension at	during	pension at		pension at		individual		made during		pension at
	Age at	31/12/07	2008 (b)	31/12/08	(c)	31/12/07	(d)	contributions)	(e)	2008	(f)	31/12/08	(d)
Name and base country	31/12/08	€’000 pa	€’000 pa	€’000 pa		€’000		€’000		€’000		€’000

Patrick Cescau (UK)(g)	60	1 029	59	1 088		23 937		(131)		4		23 810

Kees van der Graaf (NL)(h)	58	639	(16)	623		7 951		948		4		8 903

Ralph Kugler (UK)(h)	52	418	(111)	307		7 800		428		–		8 228

(a)	Figures have been translated into euros where necessary using the following exchange rates: 31 December 2007 €1.00 = £0.7342, $1.471 31 December 2008 €1.00 = £0.9773, $1,471; average for the year ended 31 December 2008 €1.00 = £0.7880, $1.468.
(b)	Includes the effect of inflation on the accrued pension at 31 December 2007 and the impact on the accrued pension of changes to the payment dates of the pensions during the year. In the case of Patrick Cescau no pension accrued after age 60 and in the case of Kees van der Graaf and Ralph Kugler the pensions were recalculated for early retirement. See note (c) for details.
(c)	Based on the Executive Directors’ pension benefits that have now crystallised and become payable from 31 December 2008 in the case of Patrick Cescau and 1 March 2009 in the cases of Kees van der Graaf and Ralph Kugler (rather than the normal retirement date). It includes all pensions provided from Unilever pension plans.
(d)	The Netherlands-based Executive Director’s arrangement is calculated on the basis used by the Unilever Netherlands pension plan (Progress), as prescribed by the Netherlands Ministry of Social Affairs and Employment. This basis changed for accounting periods ending after 1 January 2008. Calculated on the old basis the transfer value at 31 December 2007 was €8 975 000. The UK-based Executive Directors’ arrangement is calculated on the market-related basis used by the Unilever United Kingdom Pension Fund (UUKPF). This basis has changed during 2008. Calculated on the old basis, the transfer values at 31 December 2007 for Patrick Cescau and Ralph Kugler were €20 617 000 and €6 502 000. The transfer values at 31 December 2008 were calculated using market conditions at December 2008 for Patrick Cescau and May 2008 for Ralph Kugler.
(e)	The movement in transfer values during 2008 includes market changes, together with additional service, the Executive Directors being one year closer to retirement and exchange rate movements (for pensions denominated in currencies other than euros). For Patrick Cescau also includes the impact of his salary increase effective from 1 January 2008. For Kees van der Graaf and Ralph Kugler includes the enhancement for early retirement of €542 000 and €2 515 000 respectively.
(f)	Consistent with employees in the current Unilever Netherlands pension plan, the rate of individual contributions paid by Kees van der Graaf is 0.5% of pensionable salary between €12 209 and €58 993 and 1% on the balance. Consistent with employees in the Unilever United Kingdom pension plan, Ralph Kugler’s contributions are paid through salary sacrifice at 7% of pensionable salary (5% of pensionable salary from January to March) above the UK Lower Earnings Limit, and as such no individual contributions are shown above. Patrick Cescau’s contributions on the part of his salary paid in the Netherlands are paid on the basis of the old Unilever Netherlands pension plan, at 1% above €58 993. His contribution on the part of his salary paid in the UK are consistent with employees in the Unilever United Kingdom pension plan, paid through salary sacrifice at 7% of pensionable salary (5% of pensionable salary from January to March) above the UK Lower Earnings Limit.
(g)	Stepped down from the Boards and retired on 31 December 2008. Attained age 60 on 27 September 2008, accrued no additional pension for service thereafter.
(h)	Stepped down from the Boards at the AGMs in May 2008 with pension payable from 1 March 2009. The values shown in the table are at 31 May 2008, or the period ending on that date, as appropriate, and include the enhancement for early retirement. Life cover benefits continued to be payable as if still in employment up to 1 March 2009.
70      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Report of the Remuneration Committee continued

The Listing Rules of the UK Financial Services Authority are different from the Directors’ Remuneration Report Regulations 2002 and require certain disclosures for defined benefit pension plans to be calculated on an alternative basis to those disclosed in the preceding table. Also, the Dutch Corporate Governance Code requires the disclosure of pension service costs charged to operating profit. These additional disclosures are set out in the table below, with further explanatory information given in the footnotes.

			Dutch
			Corporate
	Listing rules of the Financial Services Authority		Governance Code
	(a)	(b)	(c)
	€’000	€’000	€’000

Patrick Cescau (UK)	8	170	414

Kees van der Graaf (NL)(d)	3	25	785

Ralph Kugler (UK)(d)	(2)	(31)	2 976

(a)	Increase in accrued pension during 2008 (excluding the effect of inflation on the accrued pension at 31 December 2007). Excludes the impact of early retirement.
(b)	Transfer value at 31 December 2008 of the increase in accrued pension during 2008 (excluding the effect of inflation on the accrued pension at 31 December 2007 and less individual contributions).
(c)	Pension service costs charged to operating profit.
(d)	Values shown are as at 31 May 2008, or the period ending at that date, as appropriate.
Jim Lawrence is a member of Unilever’s International Pension Plan (IPP), a defined contribution arrangement. The company contribution paid during the period was €61 000 of which €49 000 was in respect of service in 2008. In addition he made a personal contribution of €16 000 by individual salary sacrifice. The pension service cost for the period since he joined the Board in May 2008 was €63 000. Paul Polman will be offered membership of a defined contribution pension plan and the Company contribution accrued for the period was €79 000. The pension service cost accrued against operating profit for the period after he joined the Board in October 2008 was €53 000.
Executive Directors’ interests – share capital
The interests in the share capitals of NV and PLC and their group companies of those who were Executive Directors at 31 December 2008 and of their connected persons were as shown in the table below:

		Shares held at		Shares held at
	Share type (a)	1 January 2008	(b)	31 December 2008	(b)

Patrick Cescau(c)	NV	93 099		119 403
	PLC	65 798		96 434

Jim Lawrence(d)(e)	NV	297 338		309 193
	PLC	241 830		323 435

Paul Polman	NV	–		–
	PLC	–		–

(a)	NV shares are ordinary €0.16 shares and PLC shares are ordinary 3 1/9p shares.
(b)	Numbers are excluding unvested matching shares.
(c)	Balances include under NV 38 715 NV New York shares and under PLC 10 220 PLC ADRs.
(d)	Opening balance is at date of appointment as a Director in May 2008.
(e)	Balances held at date of appointment as a Director include under PLC 240 000 PLC ADRs and balance held at 31 December 2008 include under PLC 309 750 ADRs
The Executive Directors, in common with other employees of PLC and its United Kingdom subsidiaries, had beneficial interests in 10 920 385 PLC ordinary shares at 1 January 2008 and 9 450 493 PLC ordinary shares at 31 December 2008, acquired by the Unilever Employee Share Trust (Jersey) for the purpose of satisfying options and vesting of shares under various group share plans (including the PLC Executive Option Plans and the UK Employee ShareSave Plan). Further information, including details of the NV and PLC ordinary shares acquired by certain group companies in connection with other share-based compensation plans, is given in note 29 on pages 133 and 134.
The voting rights of the Directors who hold interests in the share capitals of NV and PLC are the same as for other holders of the class of shares indicated. None of the Directors’ or other executive officers’ shareholdings amounts to more than 1% of the issued shares in that class of share. Except as stated above, all shareholdings are beneficial.
The only changes in the interests of the Executive Directors and their connected persons in NV and PLC ordinary shares between 31 December 2008 and 27 February 2009 were that the holding of the Unilever Employee Share Trust (Jersey) has reduced to 9 306 937 PLC ordinary shares.
Unilever Annual Report on Form 20-F 2008     71

Report of the Directors
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
The fee levels are benchmarked against those paid in other global companies based in Europe, excluding companies in the financial sector. The level of their fees reflects their commitment and contribution to Unilever.
In 2007 the shareholders agreed to a total maximum limit of £2 000 000 (€3 000 000).
Non-Executive Directors’ remuneration
The total fees payable to each Non-Executive Director in 2008 are set out below:

	Total fees paid		Total fees paid
	in 2008	(a)	in 2007	(a)
Non-Executive Directors	€‘000		€‘000

Michael Treschow(b)	663		469	(c)

Geneviève Berger	42	(d)	60	(c)

Leon Brittan	101		97

Wim Dik	93		92

Charles Golden	118		134

Byron Grote	91		90

Narayana Murthy	98		97	(c)

Hixonia Nyasulu	118		82	(c)

David Simon	129		131

Kees Storm	112		113

Jeroen van der Veer	87		90

(a)	Covers fees and allowances received from both NV in euros (50%) and PLC in Sterling (50%). Includes fees for intercontinental travel if applicable.
(b)	Chairman NV and PLC since the 2007 AGMs.
(c)	Appointed in 2007. The 2007 fee therefore only represents the period June – December 2007.
(d)	Stepped down as Non-Executive Director on becoming a member of the Unilever Executive Team as from 1 July 2008. The fees paid in 2008 reflect the period January – May 2008.
Please see pages 18 and 19 for details of committee memberships.
Figures for amounts in sterling have been translated into euros using the average exchange rate over the year €1=£0.7880 (2007: €1=£0.6822).
72      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Report of the Remuneration Committee continued

Non-Executive Directors’ interests – share capital
The interests in the share capitals of NV and PLC and their group companies of those who were Non-Executive Directors as at 31 December 2008 and had share holdings (including those of their connected persons) were as shown below:

		Shares held at		Shares held at
	Share type (a)	1 January 2008	(a)	31 December 2008	(a)

Michael Treschow	NV	15 000		15 000
	PLC	15 000		15 000

Byron Grote	NV NY	3 000		3 000
	PLC ADRs	1 800		1 800

David Simon	NV	–
	PLC	1 536		1 569

Jeroen van der Veer	NV	16 800		16 800
	PLC	–

(a)	NV shares are ordinary €0.16 shares and PLC shares are ordinary 3 1/9p shares.
The only change in the interests of the Non-Executive Directors and their connected persons in NV and PLC shares between 31 December 2008 and 27 February 2009 was that Byron Grote acquired further interests in 1 300 NV NY shares and 1 700 PLC ADRs during February 2009.
Additional statutory and other disclosures
Unilever’s share performance relative to broad-based equity indices
The UK Companies Act 1985 (schedule 7A) requires us to show Unilever’s relative share performance, based on Total Shareholder Return, against a holding of shares in a broad-based equity index for the last five years. The Remuneration Committee has decided to show Unilever’s performance against two indices, namely the FTSE 100 Index, London, and the Euronext, Amsterdam, as these are the most generally used indices in the UK and the Netherlands, where we have our principal listings.
Five-Year Historical TSR Performance
Growth in the value of a hypothetical £100 holding over five years
FTSE 100 comparison based on 30-trading-day average values
Growth in the value of a hypothetical €100 investment over five years
AEX comparison based on 30-trading-day average values

The Report has been approved by the Boards. Signed on behalf of the Boards by Sven Dumoulin (Group Secretary).
Unilever Annual Report on Form 20-F 2008     73

Report of the Directors
Report of the Audit Committee

The role of the Audit Committee is to assist the Unilever Boards in fulfilling their oversight responsibilities regarding the integrity of Unilever’s financial statements, risk management and internal control, compliance with legal and regulatory requirements, the external auditors’ performance, qualifications and independence, and the performance of the internal audit function. During the year ended 31 December 2008 the principal activities of the Committee were as follows:
Financial statements
The Committee considered reports from the Chief Financial Officer on the quarterly and annual financial statements, including other financial statements and disclosures prior to their publication and issues reviewed by the Disclosure Committee. They also reviewed the Annual Report and Accounts and Annual Report on Form 20-F prior to publication.
Audit of the Annual Accounts
PricewaterhouseCoopers, Unilever’s external auditors, reported in depth to the Committee on the scope and outcome of the annual audit, including their audit of internal control over financial reporting as required by Section 404 of the US Sarbanes-Oxley Act of 2002. Their reports included accounting matters, governance and control, and accounting developments.
Risk management and internal control arrangements
The Committee reviewed Unilever’s overall approach to risk management and control, and its processes, outcomes and disclosure, including specifically:
•	review of level of disclosure in quarterly financial results announcements;

•	review of accounting principles and judgements with respect to financial statements, including the annual impairment review of goodwill and intangibles;

•	review of the analysis supporting the going concern judgement of the 2008 Annual Report and Accounts;

•	Corporate Audit’s interim and year-end reports on the Status of Risk Management and Control, and management’s response;

•	annual report from the Chief Financial Officer on business risks and positive assurance on operating controls and corporate policies; and a quarterly review of business risks and safeguards;

•	the interim and year-end reports from the Code of Business Principles Compliance Committee;

•	monitoring the resolution of complaints received through the global Ethics hotline including procedures for handling complaints and concerns relating to accounting, internal control and auditing matters;

•	quarterly review of progress of the application of the requirements under Section 404 of the US Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting;

•	review of the application of information and communication technology;

•	a review of the annual pension report and the impact of financial volatility on pensions;

•	annual review of anti-fraud arrangements;

•	a review of tax planning policy;

•	review of treasury policies, including debt issuance and hedging;

•	review of the annual financial plan; and

•	review of the revised dividend policy.
External auditors
The Audit Committee conducted a formal evaluation of the effectiveness of the external audit process. The Committee has approved the extension of the current external audit contract by one year, and recommended to the Boards the reappointment of the external auditors. On the recommendation of the Audit Committee, the Directors will be proposing the reappointment of PricewaterhouseCoopers at the AGMs in May 2009.
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
Internal audit function
The Committee reviewed the Corporate Audit department’s audit plan for the year, and agreed its budget and resource requirements. The Committee carried out a formal evaluation of the performance of the internal audit function which included a review of a report by an external assessor and confirmed that they were satisfied with the effectiveness of the function. The Committee held independent meetings with the Chief Auditor during the year.
Audit Committee terms of reference
The Audit Committee’s terms of reference are reviewed annually by the Committee taking into account relevant legislation and recommended good practice. The terms of reference can be viewed on Unilever’s website at www.unilever.com/investorrelations/corp_governance or supplied on request.
Board Assessment of the Audit Committee
The Board evaluated the performance of the Committee and the Committee carried out a self-assessment of its performance.
Kees Storm Chairman of the Audit Committee
Wim Dik
Charles Golden
Byron Grote

74      Unilever Annual Report on Form 20-F 2008

Report of the Directors
Report of the Corporate Responsibility and Reputation Committee

Terms of reference
The Corporate Responsibility and Reputation Committee oversees Unilever’s conduct as a responsible multinational business. It is also charged with ensuring that Unilever’s reputation is protected and enhanced. Inherent in this is the need to identify any external developments which are likely to have an influence upon Unilever’s standing in society and to bring these to the attention of the UEx.
The Committee comprises three independent Non-Executive Directors: Leon Brittan (Chairman), Hixonia Nyasulu and Narayana Murthy. In 2008 two members of the Committee stood down: Executive Director Ralph Kugler, who retired from Unilever in May, and Geneviève Berger, who stepped down as a Non-Executive Director to join the Unilever Executive in July.
To ensure it maintains a strategic overview of current and emerging sustainability issues, the Committee benefits from the insights of the Unilever Sustainable Development Group (USDG) – a body of five experts who advise on Unilever’s sustainability strategy. A multi-functional group of senior leaders from across the business (the Corporate Responsibility, Issues, Sustainability and Partnerships group – CRISP) also provides input to the Committee’s discussions. Both groups are chaired by the President Foods, Home and Personal Care and member of the Unilever Executive, Vindi Banga.
The Corporate Responsibility and Reputation Committee’s terms of reference and details of the Unilever Sustainable Development Group are available on our website at www.unilever.com/investorrelations/corp_governance
Meetings
As part of its watching brief on current issues of concern to society, the Committee reviewed a range of topics in 2008. Amongst these were: Unilever’s approach to animal testing; the emerging science of nanotechnology; sustainable farming; melamine contamination in products containing Chinese milk; the Group’s operations in Zimbabwe and the Occupied Territories; and competition-related issues. Subjects that received particular scrutiny are listed below.
Business risk
Committee members reviewed Unilever’s process for assessing business risk, focusing on how current and future risks are identified and fed into management and business planning.
Code of Business Principles
Unilever’s Code of Business Principles sets out the standards of conduct to which we expect our employees to adhere. In 2008 Unilever strengthened its management of the Code by appointing a new full-time Global Code Officer. Priorities for the new role include building a network of country code officers, improving training and developing and sharing best practice. A new online training module on the Code was piloted in 2008. The Committee endorsed these actions as they are key in ensuring that Unilever’s standards of conduct are well understood and enforced effectively. The new Global Code Officer attended a meeting of the Committee shortly after taking up his appointment and reported on his plans and initial impressions.
Business Partner Code
Unilever’s Business Partner Code sets the standards that we expect of suppliers in areas such as health and safety at work, business integrity, respect for labour standards, consumer safety and safeguarding the environment. Unilever’s supply management function is responsible for the roll-out of the Business Partner Code and for gaining supplier assurance.
As this is an important area of risk and reputation management, the Committee emphasised the need for detailed standards and strong governance. In 2008, a programme of audits was piloted to assess compliance with the Code. These pilots were used to inform the development of a new supplier assurance policy setting out operational practices and standards to deliver the Code’s commitments. Governance is via the Corporate Code Committee which oversees the operation of both the Business Partner Code and the Code of Business Principles.
See www.unilever.com/investorrelations/corp_governance for the full text of the Code of Business Principles and Business Partner Code.
Labour standards
Between 2006 and 2008, four complaints have been brought to Unilever’s attention by the International Union of Food Workers (IUF) and the transport union TUMTIS. These concern site closure, freedom of association, collective bargaining and the use of temporary and contracted labour at our factories in India and Pakistan and a supplier’s factory in Turkey. Under the terms of the OECD’s Guidelines for Multinational Enterprises, the unions have referred their complaints to the OECD’s national contact points in the UK and Turkey for investigation. Unilever is seeking local resolution to these issues as well as co-operating fully with the OECD process.
Committee members stressed the need for active management of these matters. The UEx has agreed a set of procedures and the appointment of a senior manager to address these complaints more rapidly. Unilever is also reviewing its policies and practices to ensure that it continues to act within the law, as well as upholding the UN Global Compact’s principles on human and labour rights and following the OECD Guidelines for Multinational Enterprises. The Committee decided to give high priority to the monitoring of these developments.

Unilever Annual Report on Form 20-F 2008      75

Report of the Directors
Report of the Corporate Responsibility and Reputation Committee continued

Sustainable sourcing of palm oil
Unilever buys around 4% of world palm oil production for use across its portfolio, from soaps to spreads. In May 2008 Unilever announced its intention to source all its palm oil from certified sustainable sources by 2015. This is a major step that reflects our concern that the palm oil industry in Indonesia and Malaysia contributes to the destruction of the world’s rainforests.
Unilever has taken the lead in setting up a coalition of like-minded companies, banks and NGOs. This seeks to break the link between the cultivation of oil palm and deforestation by accelerating the move towards certified sustainable palm oil. Unilever is working with Greenpeace to promote this aim.
The Committee emphasised the need for robust sustainability certification standards as the credibility of the initiative depends heavily on such third-party certification. Unilever continues to work via the Roundtable on Sustainable Palm Oil to refine these sustainability criteria and standards.
More information about Unilever’s corporate responsibility initiatives is available in our Sustainable Development Report 2008 at www.unilever.com/sustainability
Leon Brittan Chairman of the Corporate Responsibility and Reputation Committee
Narayana Murthy
Hixonia Nyasulu

76      Unilever Annual Report on Form 20-F 2008

Financial statements

Selected financial data	144
Principal group companies and non-current investments	147

Unilever Annual Report on Form 20-F 2008     77

Financial statements
Statement of Directors’ responsibilities

Annual accounts
The Directors are required by Title 9, Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Unilever Group as at the end of the financial year and of the profit or loss and cash flows for that year.
The Directors consider that, in preparing the accounts, the Group have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board which they consider to be applicable have been followed.
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
A copy of the financial statements of the Unilever Group is placed on our website at www.unilever.com/investorrelations The maintenance and integrity of the website are the responsibility of the Directors, and the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially placed on the website. Legislation in the United Kingdom and the Netherlands governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
Directors’ responsibility statement
Each of the Directors confirms that, to the best of his or her knowledge:
•	the financial statements which have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated accounts) and United Kingdom accounting standards (in the case of the PLC parent company accounts) and United Kingdom accounting standards and Part 9 of Book 2 of the Dutch Civil Code (in the case of the NV parent company accounts), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the NV and PLC entities taken as a whole; and

•	the Report of the Directors includes a fair review of the development and performance of the business and the position of the Group and the NV and the PLC entities taken as a whole, together with a description of the principal risks and uncertainties they face.
The Directors and their functions are listed on pages 18 and 19.
Going concern
The activities of the Group, together with the factors likely to affect its future development, performance and position are set out on pages 1 to 17 and 20 to 34. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Financial Review on pages 35 to 43. In addition, we describe in note 17 on pages 108 to 113 the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit and liquidity risk.
The Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world. As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain outlook.
After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Annual Report and Accounts.
Internal and disclosure controls and procedures
Please refer to pages 25 to 27 for a discussion of Unilever’s principal risk factors and to page 28 for commentary on the Group’s approach to risk management and control.

78      Unilever Annual Report on Form 20-F 2008

Financial statements
Management’s report on internal control over financial reporting

In accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in rules 13a-15(f) or rule 15d-15(f) under the US Securities Exchange Act of 1934):
•	Unilever’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group;

•	Unilever’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting;

•	Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2008, and has concluded that such internal control over financial reporting is effective; and

•	PricewaterhouseCoopers LLP and PricewaterhouseCoopers Accountants N.V., who have audited the consolidated financial statements of the Group for the year ended 31 December 2008, have also audited the effectiveness of internal control over financial reporting as at 31 December 2008 and have issued an attestation report on internal control over financial reporting. For the Auditors’ report please refer to page 80.
Unilever Annual Report on Form 20-F 2008     79

Financial statements
Auditors’ report United States

Report of the independent registered public accounting firms to the shareholders of Unilever N.V. and Unilever PLC
In our opinion, the accompanying consolidated income statements and the related consolidated balance sheets, consolidated cash flow statements and consolidated statements of recognised income and expense present fairly, in all material respects, the financial position of the Unilever Group at 31 December 2008 and 2007 and the results of its operations and cash flows for each of the three years in the period ended 31 December 2008, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also, in our opinion the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s Directors and management are responsible for these consolidated accounts. The Group’s management are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s report on internal control over financial reporting’ as set out on page 79. Our responsibility is to express opinions on these consolidated accounts and on the Group’s internal control over financial reporting based on our audits which were integrated audits in 2008 and 2007. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated accounts are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated accounts included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated accounts, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated accounts presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
Rotterdam, The Netherlands, 3 March 2009
PricewaterhouseCoopers Accountants N.V.
As auditors of Unilever N.V.

PricewaterhouseCoopers LLP
London, United Kingdom
As auditors of Unilever PLC

Drs R A J Swaak RA	3 March 2009
80      Unilever Annual Report on Form 20-F 2008

Financial statements
Financial statements Unilever Group

Consolidated income statement
for the year ended 31 December

	€ million	€ million	€ million
	2008	2007	2006

Continuing operations

Turnover 2	40 523	40 187	39 642

Operating profit 2	7 167	5 245	5 408

After (charging)/crediting:

Restructuring 3	(868)	(875)	(704)
Business disposals, impairments and other 3	2 137	306	196
Gain on US healthcare and UK pensions 3	–	–	266

Net finance costs 5	(257)	(252)	(721)

Finance income	106	147	128
Finance costs	(506)	(550)	(590)
Preference shares provision	–	(7)	(300)
Pensions and similar obligations	143	158	41

Share of net profit/(loss) of joint ventures 11	125	102	78
Share of net profit/(loss) of associates 11	6	50	36
Other income from non-current investments 11	88	39	30

Profit before taxation	7 129	5 184	4 831
Taxation 6	(1 844)	(1 128)	(1 146)

Net profit from continuing operations	5 285	4 056	3 685
Profit for the year from discontinued operations 27	–	80	1 330

Net profit	5 285	4 136	5 015

Attributable to:
Minority interests	258	248	270
Shareholders’ equity	5 027	3 888	4 745

Combined earnings per share 7
From continuing operations
Basic earnings per share	€1.79	€1.32	€1.19
Diluted earnings per share	€1.73	€1.28	€1.15

From discontinued operations
Basic earnings per share	–	€0.03	€0.46
Diluted earnings per share	–	€0.03	€0.45

From total operations
Basic earnings per share	€1.79	€1.35	€1.65
Diluted earnings per share	€1.73	€1.31	€1.60

References in the consolidated income statement, consolidated statement of recognised income and expense, consolidated cash flow statement and consolidated balance sheet relate to notes on pages 84 to 143, which form an integral part of the consolidated financial statements.
Accounting policies of the Unilever Group are set out in note 1 on pages 84 to 88.
Consolidated statement of recognised income and expense
for the year ended 31 December

	€ million	€ million	€ million
	2008	2007	2006

Fair value gains/(losses) net of tax:
On cash flow hedges	(118)	84	6
On available-for-sale financial assets	(46)	2	15
Actuarial gains/(losses) on pension schemes net of tax	(2 293)	542	853
Currency retranslation gains/(losses) net of tax(a)	(1 688)	(413)	(335)

Net income/(expense) recognised directly in equity	(4 145)	215	539

Net profit	5 285	4 136	5 015

Total recognised income and expense 21	1 140	4 351	5 554

Attributable to:
Minority interests	205	237	242
Shareholders’ equity	935	4 114	5 312

(a)	Includes fair value gains/(losses) on net investment hedges of €(560) million (2007: €(692) million; 2006: €(779) million).
Unilever Annual Report on Form 20-F 2008     81

Financial statements
Financial statements Unilever Group

Consolidated balance sheet
as at 31 December

	€ million	€ million
	2008	2007

Goodwill 9	11 665	12 244
Intangible assets 9	4 426	4 511
Property, plant and equipment 10	5 957	6 284
Pension asset for funded schemes in surplus 20	425	2 008
Deferred tax assets 12	1 068	1 003
Other non-current assets 11	1 426	1 324

Total non-current assets	24 967	27 374

Inventories 13	3 889	3 894
Trade and other current receivables 14	3 823	4 194
Current tax assets	234	367
Cash and cash equivalents 15	2 561	1 098
Other financial assets 15	632	216
Non-current assets held for sale 27	36	159

Total current assets	11 175	9 928

Financial liabilities 16	(4 842)	(4 166)
Trade payables and other current liabilities 18	(7 824)	(8 017)
Current tax liabilities	(377)	(395)
Provisions 19	(757)	(968)
Liabilities associated with non-current assets held for sale 27	–	(13)

Total current liabilities	(13 800)	(13 559)

Net current assets/(liabilities)	(2 625)	(3 631)

Total assets less current liabilities	22 342	23 743

Financial liabilities due after one year 16	6 363	5 483
Non-current tax liabilities	189	233
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit 20	1 820	827
Unfunded schemes 20	1 987	2 270
Provisions 19	646	694
Deferred tax liabilities 12	790	1 213
Other non-current liabilities	175	204

Total non-current liabilities	11 970	10 924

Share capital 21	484	484
Share premium 21	121	153
Other reserves 21	(6 469)	(3 412)
Retained profit 21	15 812	15 162

Shareholders’ equity	9 948	12 387
Minority interests 21	424	432

Total equity	10 372	12 819

Total capital employed	22 342	23 743

Commitments and contingent liabilities are shown in note 25 on page 125.
These financial statements, together with the Report of the Directors, have been approved by the Directors.
The Board of Directors
3 March 2009
82      Unilever Annual Report on Form 20-F 2008

Financial statements
Financial statements Unilever Group

Consolidated cash flow statement
for the year ended 31 December

	€ million	€ million	€ million
	2008	2007	2006

Cash flow from operating activities 28	5 326	5 188	5 574
Income tax paid	(1 455)	(1 312)	(1 063)

Net cash flow from operating activities	3 871	3 876	4 511

Interest received	105	146	125
Purchase of intangible assets	(147)	(136)	(113)
Purchase of property, plant and equipment	(1 142)	(1 046)	(1 013)
Disposal of property, plant and equipment	190	163	192
Sale and leaseback transactions resulting in operating leases	–	36	–
Acquisition of group companies, joint ventures and associates	(211)	(214)	(96)
Disposal of group companies, joint ventures and associates	2 476	164	1 873
Acquisition of other non-current investments	(126)	(50)	(90)
Disposal of other non-current investments	47	33	61
Dividends from joint ventures, associates and other non-current investments	132	188	120
(Purchase)/sale of financial assets	91	93	96

Net cash flow from/(used in) investing activities	1 415	(623)	1 155

Dividends paid on ordinary share capital	(2 086)	(2 182)	(2 602)
Interest and preference dividends paid	(487)	(552)	(605)
Additional financial liabilities	4 544	4 283	2 154
Repayment of financial liabilities	(3 427)	(2 896)	(5 364)
Sale and leaseback transactions resulting in finance leases	(1)	25	2
Capital element of finance lease rental payments	(66)	(74)	(73)
Share buy-back programme	(1 503)	(1 500)	–
Other movements on treasury stock	103	442	98
Other financing activities	(207)	(555)	(182)

Net cash flow from/(used in) financing activities	(3 130)	(3 009)	(6 572)

Net increase/(decrease) in cash and cash equivalents	2 156	244	(906)

Cash and cash equivalents at the beginning of the year	901	710	1 265

Effect of foreign exchange rate changes	(697)	(53)	351

Cash and cash equivalents at the end of the year 15	2 360	901	710

The cash flow statement has been prepared in accordance with IAS 7. The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the consolidated cash flow statement. Cash flows relating to discontinued operations included above are set out in note 27 on page 130.
Unilever Annual Report on Form 20-F 2008     83

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
The Equalisation Agreement provides that both companies adopt the same accounting principles and requires as a general rule the dividends and other rights and benefits (including rights on liquidation) attaching to each €0.16 nominal of ordinary share capital of NV to be equal in value at the relevant rate of exchange to the dividends and other rights and benefits attaching to each 3 1/9p nominal of ordinary share capital of PLC, as if each such unit of capital formed part of the ordinary capital of one and the same company. For additional information please refer to ‘Corporate governance’ on page 51.
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
Companies legislation and accounting standards
 The consolidated accounts have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and in accordance with Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Acts 1985 and 2006. They are also in compliance with IFRS as issued by the International Accounting Standards Board.
The accounts are prepared under the historical cost convention unless otherwise indicated.
The accounting policies adopted are consistent with those of the previous financial year except that the Group has adopted the amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’ with effect from 1 July 2008, with no effect, and IFRIC Interpretation 14 ‘IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ with effect from 1 January 2008, with no material effect on the financial statements of the Group.
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
The ordinary share capital of NV and PLC is translated in accordance with the Equalisation Agreement. The difference between the resulting value for PLC and the value derived by applying the year-end rate of exchange is taken to other reserves (see note 23 on page 123).
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
Cumulative exchange differences arising since the date of transition to IFRS of 1 January 2004 are reported as a separate component of other reserves (see note 23 on page 123). In the event of disposal or part disposal of an interest in a group company either through sale or as a result of a repayment of capital, the cumulative exchange difference is recognised in the income statement as part of the profit or loss on disposal of group companies.
Business combinations
 Business combinations are accounted for using the acquisition accounting method. This involves recognising identifiable assets and liabilities of the acquired business at fair value as at the date of acquisition.
Acquisitions of minority interests are accounted for using the parent entity method, whereby the difference between the consideration and the book value of the share of the net assets acquired is recognised as goodwill.
Goodwill
 Goodwill (being the difference between the fair value of consideration paid for new interests in group companies and the fair value of the Group’s share of their net identifiable assets and contingent liabilities at the date of acquisition) is capitalised. Goodwill is not amortised, but is subject to an annual review for impairment (or more frequently if necessary). Any impairment is charged to the income statement as it arises.

84      Unilever Annual Report on Form 20-F 2008

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
Intangible assets
 On acquisition of group companies, Unilever recognises any specifically identifiable intangible assets separately from goodwill, initially measuring the intangible assets at fair value as at the date of acquisition. Separately purchased intangible assets are initially measured at cost. Finite-lived intangible assets mainly comprise patented and non-patented technology, know-how and software. These assets are capitalised and amortised on a straight-line basis in the income statement over the period of their expected useful lives, or the period of legal rights if shorter, none of which exceeds ten years. Periods in excess of five years are used only where the Directors are satisfied that the life of these assets will clearly exceed that period.
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
Property, plant and equipment
 Property, plant and equipment is stated at cost less depreciation and impairment. Depreciation is provided on a straight-line basis at percentages of cost based on the expected average useful lives of the assets and their residual values which are reviewed periodically. Estimated useful lives by major class of assets are as follows:

Freehold buildings	40	years
(no depreciation on freehold land) Leasehold buildings	40	years*
Plant and equipment	2–20	years

*	or life of lease if less than 40 years
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
Financial assets are classified according to the purpose for which they were acquired. This gives rise to the following categories: held-to-maturity investments, loans and receivables, available-for-sale financial assets and financial assets at fair value through profit or loss. Unilever determines the classification of its investments at initial recognition.
Held-to-maturity investments
 Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity. They are included in non-current investments at amortised cost using the effective interest method, less any amounts written off to reflect impairment. Any impairment is charged to the income statement as it arises.
Loans and receivables
 Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a counterparty with no intention of trading the receivable. Loans and receivables are included in trade and other receivables in the balance sheet at amortised cost.
Short-term loans and receivables are initially measured at original invoice amount and subsequently measured after deducting any provision for impairment. Any impairment is charged to the income statement as it arises.
Available-for-sale financial assets
 Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement. Interest on available-for-sale securities calculated using the effective interest rate method is recognised in the income statement within other income. Dividends on available-for-sale equity instruments are recognised in the income statement within other income when the Group’s right to receive payment is established.
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

Unilever Annual Report on Form 20-F 2008     85

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
Derivative financial instruments
Derivatives are measured on the balance sheet at fair value as at the balance sheet date. The activities of the Group expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange forward contracts, interest rate swap contracts and forward rate agreements to hedge these exposures. The Group also uses commodity contracts to hedge future requirements for certain raw materials, almost always for physical delivery. Those contracts that can also be settled in cash are treated as a financial instrument. The Group does not use derivative financial instruments for speculative purposes. The use of leveraged instruments is not permitted.
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
Cash flow hedges
 Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity, and any ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction subsequently results in the recognition of a non-financial asset or a liability, then, at the time the non-financial asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the non-financial asset or liability. For hedged items that do not result in the recognition of a non-financial asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects profit or loss.
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
Fair value hedges
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
Net investment hedges
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
Pensions and similar obligations
 The operating and financing costs of defined benefit plans are recognised separately in the income statement. Service costs are systematically allocated over the service lives of employees, and financing costs are recognised in the periods in which they arise. The costs of individual events such as past service benefit enhancements, settlements and curtailments are recognised immediately in the income statement. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions, are recognised immediately in the statement of recognised income and expense. The assets and liabilities of defined benefit plans are recognised in the balance sheet at fair value as at the balance sheet date.
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

86      Unilever Annual Report on Form 20-F 2008

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
Segment information
 Segment information is provided on the basis of geographical regions and product categories. The primary format, geographical regions, is based on the management structure of the Group, which operates in three geographical regions.
Revenue recognition
 Turnover comprises sales of goods and services after deduction of discounts and sales taxes. It does not include sales between group companies. Discounts given by Unilever include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs.
Turnover is recognised when the risks and rewards of the underlying products and services have been substantially transferred to the customer. Revenue from services is recognised as the services are performed. Interest income is recognised as interest accrues using the effective interest method.
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
The recoverable amounts of cash-generating units are determined based on the higher of fair value less costs to sell and value-in-use calculations. These calculations require the use of estimates. Details of key assumptions made are set out in note 9 on page 98.

Unilever Annual Report on Form 20-F 2008     87

Financial statements
Notes to the consolidated accounts Unilever Group

1 Accounting information and policies (continued)
Retirement benefits
Pension accounting requires certain assumptions to be made in order to value our obligations and to determine the charges to be made to the income statement. These figures are particularly sensitive to assumptions for discount rates, mortality, inflation rates and expected long-term rates of return on assets. Details of assumptions made are given in note 20 on pages 115 to 117.
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
Recent accounting developments
 We are currently assessing the impact of the following revised standard or interpretation. These changes are not expected to have a material impact on the Group’s results of operations, financial position or disclosures.
•	Amendments in IAS 1 ‘Presentation of Financial Statements’ (effective for annual periods beginning on or after 1 January 2009) requiring information in financial statements to be aggregated on the basis of shared characteristics and introducing a statement of comprehensive income.
•	Amendments in IAS 23 ‘Borrowing Costs’ (effective for annual periods beginning on or after 1 January 2009) removing the option for expensing borrowing costs and requiring mandatory capitalisation of qualifying borrowing costs.

•	IFRS 8 ‘Operating Segments’ (effective for annual periods beginning on or after 1 January 2009) introduces a management reporting approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. It replaces disclosure requirements in IAS 14 ‘Segment Reporting’.

•	Amendments in IFRS 3 ‘Business Combinations’ and IAS 27 ‘Consolidated and Separate Financial Statements’ (effective for annual periods beginning on or after 1 July 2009) changing and updating the existing requirements or practice on accounting for partial acquisitions, step acquisitions, acquisition-related costs, contingent consideration and transactions with non-controlling interests.

•	Amendment to IAS 38 ‘Intangible Assets’ (effective for annual periods beginning on or after 1 January 2009) clarifies the accounting for advertising expenditure.

•	IFRIC 16 ‘Hedges of a Net Investment in a Foreign Operation’ (effective for annual periods beginning on or after 1 October 2009).

•	IFRIC 17 ‘Distributions of Non-cash Assets to Owners’ (effective for annual periods beginning on or after 1 July 2009).

•	IFRIC 18 ‘Transfers of Assets from Customers’ (effective for annual periods beginning on or after 1 July 2009).

88      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

2 Segment information
Our primary reporting segments are geographic. During 2008 we reorganised the management of our regions so that our operations in Central & Eastern Europe were managed together with those in Asia and Africa, whereas they had previously been managed together with those in Western Europe. This change reflects our strategic focus on the developing world and the fact that these markets share many common characteristics. As at the end of 2008 our revised structure comprises the three operating regions of Western Europe, The Americas, and Asia, Africa and Central & Eastern Europe (AACEE). We are therefore now reporting segmentally on this revised basis and have restated prior year amounts accordingly. The home countries of the Unilever Group are the Netherlands and the United Kingdom. Turnover for these two countries combined in 2008 was €3 543 million (2007: €3 768 million; 2006: €3 710 million). The combined operating profit in 2008 was €754 million (2007: €444 million; 2006: €555 million). Turnover for the United States for 2008 was €6 606 million (2007: €7 120 million; 2006: €7 627 million). No other country had turnover of more than 10% of the Group total.
The analysis of turnover by geographical area is stated on the basis of origin. Turnover on a destination basis would not be materially different. Inter-segment sales between geographical areas and between product areas as on page 91 are not material. Total assets and capital expenditure are based on the location of the assets. Segment results are presented on the basis of operating profit. Segment assets consist primarily of property, plant and equipment, goodwill and other intangible assets, inventories and receivables. Corporate assets consist of current and deferred tax and pension assets, cash and cash equivalents, and other current or non-current financial assets. Segment liabilities consist primarily of trade payables and other liabilities. Corporate liabilities include financial liabilities, tax balances payable, provisions and pension and deferred tax liabilities. Capital expenditure comprises additions to property, plant and equipment and intangible assets, including additions resulting from acquisitions. Other non-cash charges include charges to the income statement during the year in respect of share-based compensation, restructuring and other provisions.

	€ million	€ million	€ million	€ million
	Western	The	Asia Africa
Analysis by geographical segment	Europe	Americas	CEE	Total

2008
Turnover	12 853	13 199	14 471	40 523
Operating profit	2 521	2 945	1 701	7 167
Net finance costs				(257)
Share of net profit/(loss) of joint ventures	60	63	2	125
Share of net profit/(loss) of associates	6	–	–	6
Other income from non-current investments				88

Profit before taxation				7 129
Taxation				(1 844)

Net profit from continuing operations				5 285
Net profit from discontinued operations				–

Net profit				5 285

2007
Turnover	13 327	13 442	13 418	40 187
Operating profit	1 563	1 971	1 711	5 245
Net finance costs				(252)
Share of net profit/(loss) of joint ventures	26	74	2	102
Share of net profit/(loss) of associates	50	–	–	50
Other income from non-current investments				39

Profit before taxation				5 184
Taxation				(1 128)

Net profit from continuing operations				4 056
Net profit from discontinued operations				80

Net profit				4 136

2006
Turnover	13 322	13 779	12 541	39 642
Operating profit	1 787	2 178	1 443	5 408
Net finance costs				(721)
Share of net profit/(loss) of joint ventures	17	60	1	78
Share of net profit/(loss) of associates	36	–	–	36
Other income from non-current investments				30

Profit before taxation				4 831
Taxation				(1 146)

Net profit from continuing operations				3 685
Net profit from discontinued operations				1 330

Net profit				5 015

Amounts for 2007 and 2006 have been restated in line with the changes in regional organisation.
Unilever Annual Report on Form 20-F 2008     89

Financial statements
Notes to the consolidated accounts Unilever Group

2 Segment information (continued)

	€ million	€ million	€ million	€ million
	Western	The	Asia Africa
Analysis by geographical segment	Europe	Americas	CEE	Total

Assets
2008
Segment assets	11 976	9 988	8 213	30 177
Joint ventures/associates	118	9	13	140

Total assets by geographical segment	12 094	9 997	8 226	30 317
Corporate assets				5 825

Total assets				36 142

2007
Segment assets	12 759	10 867	8 022	31 648
Joint ventures/associates	201	11	12	224

Total assets by geographical segment	12 960	10 878	8 034	31 872
Corporate assets				5 430

Total assets				37 302

Liabilities
2008
Segment liabilities	3 297	1 724	2 978	7 999
Joint ventures/associates	13	9	9	31

Total liabilities by geographical segment	3 310	1 733	2 987	8 030
Corporate liabilities				17 740

Total liabilities				25 770

2007
Segment liabilities	3 584	1 702	2 948	8 234
Joint ventures/associates	12	10	8	30

Total liabilities by geographical segment	3 596	1 712	2 956	8 264
Corporate liabilities				16 219

Total liabilities				24 483

Capital expenditure
2008	428	397	655	1 480
2007	586	342	497	1 425

Depreciation of property, plant and equipment
2008	(332)	(234)	(222)	(788)
2007	(345)	(249)	(210)	(804)
2006	(324)	(239)	(224)	(787)

Amortisation of finite-lived intangible assets and software
2008	(94)	(49)	(25)	(168)
2007	(71)	(48)	(21)	(140)
2006	(59)	(76)	(22)	(157)

Amounts for 2007 and 2006 have been restated in line with the changes in regional organisation.
90      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

2 Segment information (continued)

	€ million	€ million	€ million	€ million
	Western	The	Asia Africa
Analysis by geographical segment	Europe	Americas	CEE	Total

Impairment charges
2008
Goodwill	–	–	–	–
Intangible assets	–	(38)	–	(38)
Other	–	(30)	15 (a)	(15)

Total impairment charge	–	(68)	15	(53)

2007
Goodwill	–	–	–	–
Intangible assets	–	–	–	–

Total impairment charge	–	–	–	–

2006
Goodwill	(12)	–	–	(12)
Intangible assets	–	(2)	–	(2)

Total impairment charge	(12)	(2)	–	(14)

Other non-cash charges
2008	(293)	(168)	(42)	(503)
2007	(341)	(216)	(91)	(648)
2006	(681)	(231)	(50)	(962)

(a)	Reversal of provisions following sale of edible oil business in Côte d’Ivoire (see note 26 on page 128).
Amounts for 2007 and 2006 have been restated in line with the changes in regional organisation.
Analysis by product area
Although the Group’s operations are managed on a geographical basis, our category team manages brands which we group into four principal product areas; these are secondary reporting segments and are listed below.
Savoury, dressings and spreads – including sales of soups, bouillons, sauces, snacks, mayonnaise, salad dressings, margarines and spreads, and cooking products such as liquid margarines.
Ice cream and beverages – including sales of ice cream, tea-based beverages, weight management products, and nutritionally enhanced staples sold in developing markets.
Personal care – including sales of skin care and hair care products, deodorants and anti-perspirants, and oral care products.
Home care and other operations – including sales of home care products, such as laundry tablets, powders and liquids, soap bars and a wide range of cleaning products. To support our consumer brands, we own tea plantations, the results of which are reported within this segment.

	€ million	€ million	€ million	€ million	€ million
	Savoury,	Ice cream		Home
	dressings	and	Personal	care and
Analysis by product area	and spreads	beverages	care	other	Total

2008
Turnover	14 232	7 694	11 383	7 214	40 523
Operating profit	3 216	915	1 824	1 212	7 167
Net finance costs					(257)
Share of net profit/(loss) of joint ventures	15	98	5	7	125
Share of net profit/(loss) of associates	–	–	–	6	6
Other income from non-current investments					88

Profit before taxation					7 129
Taxation					(1 844)

Net profit from continuing operations					5 285
Net profit from discontinued operations					-

Net profit					5 285

2007
Turnover	13 988	7 600	11 302	7 297	40 187
Operating profit	2 059	809	1 786	591	5 245
Net finance costs					(252)
Share of net profit/(loss) of joint ventures	15	85	1	1	102
Share of net profit/(loss) of associates	–	–	–	50	50
Other income from non-current investments					39

Profit before taxation					5 184
Taxation					(1 128)

Net profit from continuing operations					4 056
Net profit from discontinued operations					80

Net profit					4 136

Unilever Annual Report on Form 20-F 2008     91

Financial statements
Notes to the consolidated accounts Unilever Group

2 Segment information (continued)

	€ million	€ million	€ million	€ million	€ million
	Savoury,	Ice cream		Home
	dressings	and	Personal	care and
Analysis by product area	and spreads	beverages	care	other	Total

2006
Turnover	13 767	7 578	11 122	7 175	39 642
Operating profit	1 993	900	1 913	602	5 408
Net finance costs					(721)
Share of net profit/(loss) of joint ventures	13	64	1	–	78
Share of net profit/(loss) of associates	–	–	–	36	36
Other income from non-current investments					30

Profit before taxation					4 831
Taxation					(1 146)

Net profit from continuing operations					3 685
Net profit from discontinued operations					1 330

Net profit					5 015

Assets
2008
Segment assets	18 577	4 375	3 857	3 368	30 177
Joint ventures/associates	21	46	15	58	140

Total assets by product area	18 598	4 421	3 872	3 426	30 317
Corporate assets					5 825

Total assets					36 142

2007
Segment assets	19 794	4 434	3 752	3 668	31 648
Joint ventures/associates	19	134	12	59	224

Total assets by product area	19 813	4 568	3 764	3 727	31 872
Corporate assets					5 430

Total assets					37 302

Capital expenditure
2008	452	426	360	242	1 480
2007	451	350	383	241	1 425

92      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

3 Gross profit and operating costs

	€ million	€ million	€ million
	2008	2007	2006

Turnover	40 523	40 187	39 642
Cost of sales	(21 342)	(20 558)	(20 093)

Gross profit	19 181	19 629	19 549
Distribution and selling costs	(9 309)	(9 489)	(9 486)
Administrative expenses(a)	(2 705)	(4 895)	(4 655)

Operating profit	7 167	5 245	5 408

(a)	Includes gain on disposals of group companies, amortisation of finite-lived intangible assets and impairment of goodwill and intangible assets.
The following items are disclosed on the face of the income statement to provide additional information to users to help them better understand underlying business performance.

	€ million	€ million	€ million
	2008	2007	2006

Restructuring	(868)	(875)	(704)
Business disposals, impairments and other:
Gain/(loss) on disposals of group companies	2 190	297	179
Impairments	(53)	–	(14)
(Provision for)/release of Brazilian sales tax	–	9	31
Gains on US healthcare and UK pensions	–	–	266

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
Other items within operating costs include:

	€ million	€ million	€ million
	2008	2007	2006

Staff costs	(5 274)	(5 537)	(5 355)
Raw and packaging materials and goods purchased for resale	(16 489)	(15 588)	(15 655)
Amortisation of finite-lived intangible assets and software	(168)	(140)	(157)
Depreciation of property, plant and equipment	(788)	(804)	(787)
Advertising and promotions	(5 055)	(5 289)	(5 203)
Exchange gains/(losses):	108	(15)	(25)

On underlying transactions	77	(10)	(10)
On covering forward contracts	31	(5)	(15)

Lease rentals:	(487)	(477)	(451)

Minimum operating lease payments	(495)	(488)	(455)
Contingent operating lease payments	–	–	(3)
Less: Sub-lease income relating to operating lease agreements	8	11	7

Total expenditure on research and development in 2008, including costs incurred under some of the headings reported above, was €927 million (2007: €868 million; 2006: €906 million).
Unilever Annual Report on Form 20-F 2008     93

Financial statements
Notes to the consolidated accounts Unilever Group

4 Staff costs

	€ million	€ million	€ million
Staff costs	2008	2007	2006

Remuneration of employees	(4 182)	(4 409)	(4 377)
Emoluments of Executive Directors	(11)	(9)	(8)
Pensions and other post-employment benefits(a)	(329)	(321)	(132)
Social security costs	(627)	(646)	(718)
Share-based compensation costs	(125)	(152)	(120)

	(5 274)	(5 537)	(5 355)

(a)	In 2006 includes gains of €266 million arising from changes in US post-retirement healthcare plans and UK pension plans.

	'000	'000	'000
Average number of employees during the year	2008	2007	2006

Western Europe	32	35	38
The Americas	42	44	46
Asia, Africa and Central & Eastern Europe	100	96	105

	174	175	189

Employee numbers for prior years have been restated following the change in our regional organisation.
5 Net finance costs

	€ million	€ million	€ million
Finance costs	2008	2007	2006

Finance costs	(506)	(550)	(590)

Bank loans and overdrafts	(73)	(62)	(93)
Bonds and other loans	(429)	(493)	(499)
Dividends paid on preference shares	(7)	(7)	(6)
Net gain/(loss) on natural hedges (a)	3	12	8

On interest rate swaps	–	(1)	(6)
On foreign exchange derivatives	(221)	538	1 035
Exchange difference on underlying items	224	(525)	(1 021)

Preference shares provision(b)	–	(7)	(300)
Finance income	106	147	128
Pensions and similar obligations(c)	143	158	41

	(257)	(252)	(721)

(a)	For further details on natural hedges please refer to note 17 on page 111.

(b)	For further information please refer to note 19 on page 114.

(c)	Net finance costs in respect of pensions and similar obligations are analysed in note 20 on page 118.
94      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

6 Taxation

	€ million	€ million	€ million
Tax charge in income statement	2008	2007	2006

Current tax
Current year	(1 650)	(1 118)	(1 171)
Over/(under) provided in prior years(a)	80	226	206

	(1 570)	(892)	(965)
Deferred tax
Origination and reversal of temporary differences	(271)	(261)	(171)
Changes in tax rates	(3)	21	(15)
Utilisation of unrecognised losses brought forward	–	4	5

	(274)	(236)	(181)

	(1 844)	(1 128)	(1 146)

(a)	Provisions have been released following the favourable settlement of prior year tax audits in a number of countries, none of which is individually material.
The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Unilever companies, and the actual rate of taxation charged is as follows:

	%	%	%
Reconciliation of effective tax rate	2008	2007	2006

Computed rate of tax(b)	30	29	31
Differences due to:
Incentive tax credits	(5)	(6)	(7)
Withholding tax on dividends	2	2	1
Adjustments to previous years	(2)	(5)	(4)
Expenses not deductible for tax purposes	1	2	2
Other	–	–	1

Effective tax rate	26	22	24

(b)	The computed tax rate used is the average of the standard rate of tax applicable in the countries in which Unilever operates, weighted by the amount of profit before taxation generated in each of those countries. For this reason the rate may vary from year to year according to the mix of profit and related tax rates.
Unilever Annual Report on Form 20-F 2008     95

Financial statements
Notes to the consolidated accounts Unilever Group

7 Combined earnings per share

	€	€	€
Combined earnings per share	2008	2007	2006

From continuing operations
Basic earnings per share	1.79	1.32	1.19
Diluted earnings per share	1.73	1.28	1.15

From discontinued operations
Basic earnings per share	–	0.03	0.46
Diluted earnings per share	–	0.03	0.45

From total operations
Basic earnings per share	1.79	1.35	1.65
Diluted earnings per share	1.73	1.31	1.60

Basis of calculation
The calculations of combined earnings per share are based on the net profit attributable to ordinary capital divided by the average number of share units representing the combined ordinary share capital of NV and PLC in issue during the year, after deducting shares held as treasury stock. Earnings per share are calculated on the basis of the revised nominal share values which have been applied since 22 May 2006 and which resulted in a one-to-one equivalence of ordinary shares of NV and PLC as regards their economic interest in the Group. For further information please refer to note 22 on page 122.
The calculations of diluted earnings per share are based on: (i) conversion into PLC ordinary shares of the shares in a group company which are convertible in the year 2038, as described in Corporate governance on page 54; and (ii) the effect of share-based compensation plans, details of which are set out in note 29 on pages 133 and 134.

	Millions of share units
Calculation of average number of share units	2008	2007	2006

Average number of shares: NV	1 714.7	1 714.7	1 714.7
PLC	1 310.2	1 310.2	1 310.2
Less shares held by employee share trusts and companies	(215.3)	(150.3)	(141.6)

Combined average number of share units for all bases except diluted earnings per share	2 809.6	2 874.6	2 883.3
Add shares issuable in 2038	70.9	70.9	70.9
Add dilutive effect of share-based compensation plans and forward equity contract	25.4	30.6	18.3

Adjusted combined average number of share units for diluted earnings per share basis	2 905.9	2 976.1	2 972.5

	€ million	€ million	€ million
Calculation of earnings	2008	2007	2006

For earnings per share from total operations:
Net profit attributable to ordinary capital for total operations	5 027	3 888	4 745

For earnings per share from continuing operations:
Net profit from continuing operations	5 285	4 056	3 685
Minority interest in continuing operations	(258)	(248)	(266)

Net profit attributable to ordinary capital for continuing operations	5 027	3 808	3 419

The numbers of shares included in the calculation of earnings per share is an average for the period. These numbers are influenced by the share buy-back programmes that we undertook during 2007 and 2008. During those periods the following movements in shares took place:

	Millions of share units
	2008	2007

Number of shares at 1 January (net of treasury stock)	2 853.1	2 889.9
Net movements in shares under incentive schemes	11.4	29.7
Share buy-back	(75.4)	(66.5)

Number of shares at 31 December	2 789.1	2 853.1

96      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

8 Dividends on ordinary capital

	€ million	€ million	€ million
Dividends paid on ordinary capital during the year	2008	2007	2006

Final NV dividend for the prior year of €0.50 per share (2007: €0.47; 2006: €0.44)	(779)	(767)	(722)
Final PLC dividend for the prior year of 34.11p per share (2007: 32.04p; 2006: 30.09p)	(548)	(589)	(547)
Interim NV dividend for the year of €0.26 per share (2007: €0.25; 2006: €0.23)	(397)	(400)	(379)
Interim PLC dividend for the year of 20.55p per share (2007: 17.00p; 2006: 15.62p)	(328)	(314)	(285)
One-off NV dividend of €0.26 per share in 2006	–	–	(428)
One-off PLC dividend of 17.66p per share in 2006	–	–	(323)

	(2 052)	(2 070)	(2 684)

Of which:
NV dividends	(1 176)	(1 167)	(1 529)
PLC dividends	(876)	(903)	(1 155)

The proposed final dividends on ordinary capital for the year 2008 have to be approved by shareholders at the Annual General Meetings. In accordance with IFRS, no provision for the amount of this dividend, estimated at €1 300 million, has been recognised in the financial statements for the year ended 31 December 2008.
Full details of dividends per share for the years 2004 to 2008 are given on page 155.
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

	€ million	€ million
At cost less amortisation and impairment	2008	2007

Goodwill	11 665	12 244
Intangible assets:	4 426	4 511

Indefinite-lived intangible assets	3 886	3 921
Finite-lived intangible assets	206	273
Software	334	317

	16 091	16 755

	€ million	€ million	€ million	€ million	€ million
		Indefinite-	Finite-
		lived	lived
		intangible	intangible
Movements during 2008	Goodwill	assets	assets	Software	Total

Cost
1 January 2008	13 182	4 134	621	501	18 438
Acquisitions of group companies	60	90	1	–	151
Disposals of group companies	(129)	–	–	–	(129)
Additions	–	1	–	146	147
Disposals	–	–	(3)	(33)	(36)
Currency retranslation	(496)	(81)	(20)	(34)	(631)
Reclassification as held for sale	–	(37)	(1)	–	(38)

31 December 2008	12 617	4 107	598	580	17 902

Amortisation and impairment
1 January 2008	(938)	(213)	(348)	(184)	(1 683)
Disposal of group companies	12	–	–	–	12
Amortisation for the year	–	–	(59)	(109)	(168)
Impairment	–	(37)	(1)	–	(38)
Disposals	–	–	2	33	35
Currency retranslation	(26)	(8)	13	14	(7)
Reclassification as held for sale	–	37	1	–	38

31 December 2008	(952)	(221)	(392)	(246)	(1 811)

Net book value 31 December 2008	11 665	3 886	206	334	16 091

Unilever Annual Report on Form 20-F 2008    97

Financial statements
Notes to the consolidated accounts Unilever Group

9 Goodwill and intangible assets (continued)

	€ million	€ million	€ million	€ million	€ million
		Indefinite-	Finite-
		lived	lived
		intangible	intangible
Movements during 2007	Goodwill	assets	assets	Software	Total

Cost
1 January 2007	13 454	4 409	642	392	18 897
Acquisitions of group companies	334	–	–	–	334
Disposals of group companies	(4)	(1)	–	–	(5)
Change in useful life assumptions	–	(2)	2	–	–
Additions	–	–	3	133	136
Disposals	–	–	–	(16)	(16)
Currency retranslation	(602)	(272)	(26)	(8)	(908)

31 December 2007	13 182	4 134	621	501	18 438

Amortisation and impairment
1 January 2007	(1 029)	(235)	(299)	(128)	(1 691)
Amortisation for the year	–	–	(64)	(76)	(140)
Disposals	–	–	–	16	16
Currency retranslation	91	22	15	4	132

31 December 2007	(938)	(213)	(348)	(184)	(1 683)

Net book value 31 December 2007	12 244	3 921	273	317	16 755

There are no significant carrying amounts of goodwill and intangible assets that are allocated across multiple cash generating units (CGUs).
Impairments charge in the year
The impairments charged in 2008 principally related to a non-core savoury business in the Americas which was subsequently classified as held for sale. There were no impairments in 2007.
Significant CGUs
The goodwill and indefinite-lived intangible assets (predominantly Knorr and Hellmann’s) held in the global savoury and dressings CGU, comprising €10.6 billion (2007: €11.1 billion) and €3.1 billion (2007: €3.2 billion) respectively, are considered significant in comparison to the total carrying amounts of goodwill and indefinite-lived intangible assets at 31 December 2008. No other CGUs are considered significant in this respect.
During 2008, we conducted an impairment review of the carrying value of these assets. Value in use of the global savoury and dressings CGU has been calculated as the present value of projected future cash flows. A pre-tax discount rate of 10% was used.
The following key assumptions were used in the discounted cash flow projections for the savoury and dressings CGU:
•	a longer-term sustainable growth rate of 4%, adjusted for market fade, used to determine an appropriate terminal value multiple;

•	average near-term nominal growth for the major product groups within the CGU of 6%; and

•	average operating margins for the major product groups within the CGU ranging from 15% to 19%.
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
98      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

10 Property, plant and equipment

	€ million	€ million
At cost less depreciation and impairment	2008	2007

Land and buildings	1 859	1 989
Plant and equipment	4 098	4 295

	5 957	6 284

Includes freehold land	154	207

Commitments for capital expenditure at 31 December	286	321

	€ million	€ million	€ million
	Land and	Plant and
Movements during 2008	buildings	equipment	Total

Gross
1 January 2008	3 019	10 254	13 273
Acquisition of group companies	24	48	72
Disposals of group companies	(61)	(116)	(177)
Additions	154	1 016	1 170
Disposals	(84)	(773)	(857)
Currency retranslation	(227)	(823)	(1 050)
Reclassification as held for sale	(25)	(29)	(54)
Other adjustments	40	(58)	(18)

31 December 2008	2 840	9 519	12 359

Depreciation
1 January 2008	(1 030)	(5 959)	(6 989)
Disposals of group companies	22	63	85
Depreciation charge for the year	(107)	(681)	(788)
Disposals	65	681	746
Currency Retranslation	66	413	479
Reclassification as held for sale	14	35	49
Other adjustments	(11)	27	16

31 December 2008	(981)	(5 421)	(6 402)

Net book value 31 December 2008	1 859	4 098	5 957

Includes payments on account and assets in course of construction	92	526	618

Unilever Annual Report on Form 20-F 2008     99

Financial statements
Notes to the consolidated accounts Unilever Group

10 Property, plant and equipment (continued)

	€ million	€ million	€ million
	Land and	Plant and
Movements during 2007	buildings	equipment	Total

Gross
1 January 2007	2 992	10 371	13 363
Disposals of group companies	(12)	(142)	(154)
Additions	346	943	1 289
Disposals	(98)	(429)	(527)
Currency retranslation	(116)	(333)	(449)
Reclassification as held for sale	(41)	(165)	(206)
Other adjustments	(52)	9	(43)

31 December 2007	3 019	10 254	13 273

Depreciation
1 January 2007	(1 048)	(6 039)	(7 087)
Disposals of group companies	8	102	110
Depreciation charge for the year	(106)	(698)	(804)
Disposals	37	372	409
Currency retranslation	36	186	222
Reclassification as held for sale	24	114	138
Other adjustments	19	4	23

31 December 2007	(1 030)	(5 959)	(6 989)

Net book value 31 December 2007	1 989	4 295	6 284

Includes payments on account and assets in course of construction	80	542	622

Included in the above is property, plant and equipment under a number of finance lease agreements, for which the book values are as follows:

	€ million	€ million	€ million
		Plant and
Net book value	Buildings	equipment	Total

Gross book value	177	243	420
Depreciation	(25)	(146)	(171)

31 December 2008	152	97	249

Gross book value	223	342	565
Depreciation	(16)	(204)	(220)

31 December 2007	207	138	345

100      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

11 Other non-current assets

	€ million	€ million
	2008	2007

Interest in net assets of joint ventures	73	150
Interest in net assets of associates	67	74
Other non-current financial assets(a):	904	738

Held-to-maturity investments	472	473
Loans and receivables	9	13
Available-for-sale financial assets(b)	370	201
Financial assets at fair value through profit or loss	53	51

Long-term trade and other receivables(c)	171	187
Fair value of biological assets	31	37
Other non-financial assets	180	138

	1 426	1 324

(a)	Predominantly consist of investments in a number of companies and financial institutions in India, Europe and the US, including €146 million (2007: €162 million) of assets in a trust to fund benefit obligations in the US (see also note 20 on page 118).
(b)	2008 includes unlisted preferred shares arising in connection with US laundry disposal (see note 26 on page 128).
(c)	Classified as loans and receivables.

	€ million	€ million
Movements during 2008 and 2007	2008	2007

Joint ventures(d)
1 January	150	57
Additions(e)	–	115
Dividends received/reductions(f)	(202)	(122)
Share in net profit	125	102
Currency retranslation	–	(2)

31 December	73	150

Associates(g)
1 January	44	12
Acquisitions/(disposals)	22	31
Dividends received/reductions	(22)	(48)
Share in net profit	6	50
Currency retranslation	(14)	(1)

	36	44
Of which: Net liabilities of JohnsonDiversey reclassified to provisions	31	30

31 December	67	74

(d)	Our principal joint ventures are Unilever Jerónimo Martins in Portugal, Pepsi/Lipton International and the Pepsi/Lipton Partnership in the US.
(e)	In January 2007, the reorganisation of our Portuguese businesses was completed, whereby Unilever now has a 55% share of the combined Portuguese entity, called Unilever Jerónimo Martins. The structure of the newly formed entity is such that there is joint control and it is therefore accounted for by Unilever as a joint venture. In December 2007 a capital contribution of €103 million was made to Pepsi/Lipton International.
(f)	In relation to the extension of the Pepsi/Lipton joint venture for ready-to-drink tea in January 2008, a reduction of €110 million in carrying value of Pepsi/Lipton International was recorded.
(g)	Associates primarily comprise our investments in JohnsonDiversey Holdings Inc., Langholm Capital Partners and Physic Ventures. Other Unilever Ventures assets (excluding Langholm) are included under ‘Other non-current financial assets’ above.

	€ million	€ million
Analysis of listed and unlisted investments	2008	2007

Investments listed on a recognised stock exchange	344	388
Unlisted investments	560	350

	904	738

	€ million	€ million	€ million
Other income from non-current investments	2008	2007	2006

Income from other non-current investments	19	19	21
Profit/(loss) on disposal(h)	69	20	9

	88	39	30

(h)	Includes disposal of Palmci plantations (see note 26 on page 128).
The joint ventures and associates have no significant contingent liabilities to which the Group is exposed, and the Group has no significant contingent liabilities in relation to its interest in the joint ventures and associates.
The Group has no outstanding capital commitments to joint ventures.
Outstanding balances with joint ventures and associates are shown in note 30 on page 135.
Unilever Annual Report on Form 20-F 2008     101

Financial statements
Notes to the consolidated accounts Unilever Group

12 Deferred taxation

	€ million	€ million	€ million	€ million
	As at 1			As at 31
	January	Income		December
Movements during the year	2008	statement	Equity(a)	2008

Pensions and similar obligations	200	(177)	786	809
Provisions	786	(103)	(71)	612
Goodwill and intangible assets	(780)	(34)	(9)	(823)
Accelerated tax depreciation	(598)	(2)	45	(555)
Tax losses	84	(7)	28	105
Fair value gains	(8)	(5)	7	(6)
Fair value losses	8	(3)	35	40
Share-based payments	101	57	(58)	100
Other	(3)	–	(1)	(4)

	(210)	(274)	762	278

(a)	Of the total movement in equity of €762 million, €87 million arises as a result of currency retranslation and €8 million as a result of acquisitions and disposals.
At the balance sheet date, the Group has unused tax losses of €1 369 million and tax credits amounting to €307 million available for offset against future taxable profits. Deferred tax assets have not been recognised in respect of unused tax losses of €1 019 million and tax credits of €307 million, as it is not probable that there will be future taxable profits within the entities against which the losses can be utilised. The majority of these tax losses and credits arise in tax jurisdictions where they do not expire with the exception of €457 million of state and federal tax losses in the US which expire between now and 2028.
Other deductible temporary differences of €133 million have not been recognised as a deferred tax asset. There is no expiry date for these differences.
At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was €967 million (2007: €1 059 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	€ million	€ million	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities	Total	Total
Deferred tax assets and liabilities	2008	2007	2008	2007	2008	2007

Pensions and similar obligations	887	514	(78)	(314)	809	200
Provisions	619	750	(7)	36	612	786
Goodwill and intangible assets	(345)	(223)	(478)	(557)	(823)	(780)
Accelerated tax depreciation	(368)	(234)	(187)	(364)	(555)	(598)
Tax losses	103	85	2	(1)	105	84
Fair value gains	–	(3)	(6)	(5)	(6)	(8)
Fair value losses	43	8	(3)	–	40	8
Share-based payments	100	101	–	–	100	101
Other	29	5	(33)	(8)	(4)	(3)

	1 068	1 003	(790)	(1 213)	278	(210)

Of which deferred tax to be recovered/(settled) after more than 12 months	736	484	(717)	(1 111)	19	(627)

13 Inventories

	€ million	€ million
Inventories	2008	2007

Raw materials and consumables	1 437	1 406
Finished goods and goods for resale	2 452	2 488

	3 889	3 894

Inventories with a value of €134 million (2007: €101 million) are carried at net realisable value, this being lower than cost. During 2008, €246 million (2007: €177 million) was charged to the income statement for damaged, obsolete and lost inventories. In 2008, €23 million (2007: €25 million) was utilised or released to the income statement from inventory provisions taken in earlier years.
In 2008, inventories with a carrying amount of €34 million were pledged as security for certain of the Group’s borrowings (2007: €4 million).
102      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

14 Trade and other receivables

	€ million	€ million
Trade and other receivables	2008	2007

Due within one year
Trade receivables	2 788	2 965
Prepayments and accrued income	380	467
Other receivables	655	762

	3 823	4 194

Credit terms for customers are determined in individual territories. Concentrations of credit risk with respect to trade receivables are limited, due to the Group’s customer base being large and diverse. Our historical experience of collecting receivables, supported by the level of default, is that credit risk is low across territories and so trade receivables are considered to be a single class of financial assets. Other receivables comprise loans and receivables of €258 million (2007: €362 million) and other non-financial assets of €397 million (2007: €400 million). We do not consider the fair values of trade and other receivables to be significantly different from their carrying values. Balances are considered for impairment on an individual basis rather than by reference to the extent that they become overdue.

	€ million	€ million
Ageing of trade receivables	2008	2007

Total trade receivables	2 908	3 112
Less impairment provision for trade receivables	(120)	(147)

	2 788	2 965

Of which:
Not overdue	2 182	2 240
Past due less than three months	499	649
Past due more than three months but less than six months	100	85
Past due more than six months but less than one year	52	57
Past due more than one year	75	81
Impairment provision for trade receivables	(120)	(147)

	2 788	2 965

	€ million	€ million
Impairment provision for trade and other receivables – movements during the year	2008	2007

1 January	176	180
Charged to current year income statement	36	39
Reductions/releases	(37)	(40)
Currency retranslation	(10)	(3)

31 December	165	176

Other classes of assets in trade and other receivables do not include any impaired assets.
15 Cash and cash equivalents and other financial assets

	€ million	€ million
Cash and cash equivalents and other financial assets	2008	2007

Cash and cash equivalents
Cash at bank and in hand	587	507
Short-term deposits with maturity of less than three months	1 974	500
Other cash equivalents(a):	–	91

	2 561	1 098

Other financial assets(b)
Held-to-maturity investments	13	15
Loans and receivables	–	2
Available-for-sale financial assets	–	91
Financial assets at fair value through profit or loss(c)	619	108

	632	216

Of which:
Listed	31	41
Unlisted	601	175

	632	216

(a)	Other cash equivalents are wholly comprised of available-for-sale financial assets.
(b)	Other financial assets include government securities, A minus or higher rated money and capital market instruments and derivatives.
(c)	Financial assets at fair value through profit and loss include derivatives amounting to €597 million (2007: €78 million).
Unilever Annual Report on Form 20-F 2008     103

Financial statements
Notes to the consolidated accounts Unilever Group

15 Cash and cash equivalents and other financial assets (continued)

	€ million	€ million	€ million
Cash and cash equivalents included in the cash flow statement	2008	2007	2006

Cash and cash equivalents as per balance sheet	2 561	1 098	1 039
Bank overdrafts	(201)	(197)	(329)

	2 360	901	710

Interest rate profile and currency analysis of financial assets
The table set out below takes into account the various interest rate swaps and forward foreign currency contracts entered into by the Group, details of which are set out in note 17 on pages 108 to 113.
The interest rate profiles of the Group’s financial assets analysed by principal currency are set out in the table below:

	€ million			€ million		€ million
	Fixed	Fixed	Fixed	Floating	Floating
	rate	rate	rate	rate	rate	Total
	Amount	Average	Weighted		Interest
	of fixing	interest rate	average		rate for
	for following	for following	fixing		following
	year	year	period		year

Assets – 2008
Euro	142	5.9%	0.6 years	6 882	2.3%	7 024	(a)
Sterling	1	4.5%	0.1 years	26	1.7%	27
US dollar	–			29	1.3%	29
Indian rupee	–			187	11.4%	187
Brazilian real	–			40	13.7%	40
Other	–			563	7.1%	563

	143			7 727		7 870
Euro leg of currency derivatives mainly relating to intra-group loans(a)						(4 677)

Total						3 193	(c)

Assets – 2007
Euro	12	4.6%	0.5 years	358	4.5%	370
Sterling	541	6.2%	0.7 years	1 250	5.3%	1 791	(b)
US dollar	–			4	3.4%	4
Indian rupee	–			205	9.0%	205
Brazilian real	–			151	11.2%	151
Other	–			577	7.5%	577

	553			2 545		3 098
Sterling leg of currency derivatives mainly relating to intra-group loans(b)						(1 784)

Total						1 314	(c)

a)	Includes the euro leg of the currency derivatives relating to intra-group loans, amounting to €4 677 million for 2008. These derivatives create a euro interest rate exposure. However, to reconcile the total assets with the balance sheet, the total value is eliminated again. The other leg of the currency derivatives is shown in note 16 on page 107 as part of the interest rate profile of financial liabilities.
b)	Includes the sterling leg of the currency derivatives mainly relating to intra-group loans, amounting to €1 784 million for 2007. These derivatives create a sterling interest rate exposure. However to reconcile the total assets with the balance sheet, the total value is eliminated again. The other leg of the currency is shown in note 16 on page 107 as part of the interest rate profile of financial liabilities.
c)	Includes fair value of financial liability-related derivatives amounting to €597 million (2007: €78 million).
104      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

16 Financial liabilities

	€ million	€ million
Financial liabilities	2008	2007

Preference shares	124	124
Bank loans and overdrafts	1 377	1 212
Bonds and other loans
At amortised cost	8 477	7 907
Subject to fair value hedge accounting	801	–
Finance lease creditors	207	311
Derivatives	219	95

	11 205	9 649

All the preference shares and the bank loans and overdrafts are valued at amortised cost.

	€ million	€ million
Financial liabilities – additional details	2008	2007

The repayments fall due as follows
Within one year:
Bank loans and overdrafts	746	785
Bonds and other loans	3 853	3 239
Finance lease creditors	24	65
Derivatives	219	77

Total due within one year	4 842	4 166

After one year but within two years	1 364	1 087
After two years but within three years	751	1 325
After three years but within four years	948	34
After four years but within five years	830	797
After five years	2 470	2 240

Total due after more than one year	6 363	5 483

Secured financial liabilities	34	5

Of which secured against property, plant and equipment	–	–

		€ million			€ million	€ million	€ million
					Issued,
	Number		Nominal	Number	called up
	of shares		value	of shares	and fully	Statutory
	authorised	Authorised	per share	issued	paid	Reserve	Total

Preference shares NV as at 31 December 2008
7% Cumulative Preference	75 000	32	€428.57	29 000	12	1	13
6% Cumulative Preference(a)	200 000	86	€428.57	161 060	69	4	73
4% Cumulative Preference	750 000	32	€42.86	750 000	32	2	34
Share premium					4		4

		150			117	7	124

Preference shares NV as at 31 December 2007
7% Cumulative Preference	75 000	32	€428.57	29 000	12	1	13
6% Cumulative Preference(a)	200 000	86	€428.57	161 060	69	4	73
4% Cumulative Preference	750 000	32	€42.86	750 000	32	2	34
Share premium					4		4

		150			117	7	124

(a)	The 6% cumulative preference shares are traded in the market in units of one tenth of their nominal value.
The 4%, 6% and 7% cumulative preference shares of NV are entitled to dividends at the rates indicated. The 4% preference capital of NV is redeemable at par at the company’s option either wholly or in part. The other classes of preferential share capital of NV are not unilaterally redeemable by the company.
At the Annual General Meeting of NV held on 8 May 2006 it was agreed to convert the nominal value of all classes of shares from guilders into euros. The 7% and 6% preference shares with a nominal value of Fl.1 000 each, were converted into shares with a nominal value of €428.57 each, and the 4% preference shares with a nominal value of Fl.100 each, were converted into shares with a nominal value of €42.86 each. The effect of this conversion was to adjust their reported value, with the difference being held as a statutory reserve. In order to maintain the same economic rights for the preference shares as before the euro conversion, it was decided that their entitlement to dividend and liquidation proceeds remains linked, using the official euro conversion rate, to the amount in Dutch guilders originally paid up on these shares. The euro conversion did not alter the dividend entitlements of the cumulative preference shares.
Unilever Annual Report on Form 20-F 2008     105

Financial statements
Notes to the consolidated accounts Unilever Group

16 Financial liabilities (continued)
Additional details
Details of specific bonds and other loans are given below:

	€ million	€ million		€ million	€ million
	Amortised	Fair		Amortised	Fair
	cost	value		cost	value
	2008	2008	(a)	2007	2007	(a)

Unilever N.V.
Floating rate note 2009 (€)	750	–		750	–
3.625% notes 2011 (Swiss francs)	267	–		–	–
3.125% notes 2012 (Swiss francs)	167	–		–	–
4.625% Bonds 2012 (€)	747	–		747	–
4.875% Bonds 2013 (€)	–	801		–	–
3.500% notes 2015 (Swiss francs)	232	–		–	–
3.375% Bonds 2015 (€)	747	–		747	–
Other	22	–		–	–

Total Unilever N.V.	2 932	801		2 244	–

Other group companies

Netherlands
Commercial paper (€)	811	–		1 526	–
Commercial paper (£)	–	–		45	–
Commercial paper (US $)	308	–		487	–
Commercial paper (Swiss francs)	20	–		29	–
Commercial paper (Canadian $)	–	–		12	–
Commercial paper (Japanese yen)	12	–		–	–
Other	115	–		–	–

United States
Floating rate extendible note 2009 (US $) (b)	49	–		340	–
7.125% Bonds 2010 (US $)	1 230	–		1 184	–
7.000% Bonds 2017 (US $)	103	–		99	–
7.250% Bonds 2026 (US $)	202	–		195	–
6.625% Bonds 2028 (US $)	155	–		149	–
5.900% Bonds 2032 (US $)	693	–		668	–
5.600% Bonds 2097 (US $)	64	–		62	–
Commercial paper (US $)	1 705	–		732	–
Other	9	–		8	–

South Africa
10.200% Bonds 2008 (South African rand)	–	–		100	–
Commercial paper (South African rand)	55	–		–	–

Other countries	14	–		27	–

Total other group companies	5 545	–		5 663	–

Total bonds and other loans	8 477	801		7 907	–

(a)	As required by fair value hedge accounting, the fair value of the bonds and other loans is based on their amortised cost adjusted for the market value of the related derivative.
(b)	Wholly repayable in 2009.
106      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

16 Financial liabilities (continued)
Interest rate
The average interest rate on short-term borrowings in 2008 was 4.2% (2007: 4.5%).
Interest rate profile and currency analysis of financial liabilities
The table set out below takes into account the various interest rate swaps and forward foreign currency contracts entered into by the Group, details of which are set out in note 17 on pages 108 to 113. The interest rate profiles of the Group’s financial liabilities analysed by principal currency are set out in the table below:

	€ million			€ million		€ million
	Fixed	Fixed	Fixed	Floating	Floating
	rate	rate	rate	rate	rate	Total

	Amount	Average	Weighted		Interest
	of fixing	interest rate	average		rate for
	for following	for following	fixing		following
	year	year	period		year

Liabilities – 2008
Euro(c)	1 794	4.3%	4.8 years	2 551	2.3%	4 345
Sterling	124	6.4%	18.8 years	1 305	1.7%	1 429
US dollar	2 608	6.8%	12.8 years	4 693	1.3%	7 301
Swedish krona	–			654	2.6%	654
Swiss francs	668	3.6%	4.1 years	(56)	1.1%	612
Japanese yen	147	1.0%	0.5 years	264	1.1%	411
Thai baht	–			196	2.3%	196
Australian dollar	4	6.4%	6.6 years	162	4.5%	166
Other	66	13.0%	2.2 years	702	7.1%	768

	5 411			10 471		15 882
Foreign currency leg of currency derivatives relating to intra-group loans(d)						(4 677)

Total						11 205	(f)

Liabilities – 2007
Euro(c)	2 073	4.3%	5.0 years	980	4.5%	3 053
Sterling	168	6.4%	19.8 years	98	5.3%	266
US dollar	3 259	6.2%	10.9 years	1 853	3.4%	5 112
Swedish krona	–			741	4.9%	741
Swiss francs	–			699	3.1%	699
Japanese yen	240	1.0%	1.5 years	99	1.1%	339
Thai baht	139	3.5%	0.9 years	43	4.2%	182
Australian dollar	3	5.3%	12.0 years	192	7.7%	195
Other	90	11.8%	2.5 years	756	6.7%	846

	5 972			5 461		11 433
Euro leg of currency derivatives mainly relating to intra-group loans(e)						(1 784)

Total						9 649	(f)

(c)	Euro financial liabilities include €124 million preference shares that provide for a fixed preference dividend.
(d)	Includes the foreign currency leg of the currency derivatives relating to our intra-group loans, amounting to €4 677 million for 2008. These derivatives create an interest rate exposure in mainly sterling and US dollar. However to reconcile the total liability with the balance sheet, the total value is eliminated again. The other leg of the currency derivatives is shown in note 15 on page 104 as part of the interest rate profile of financial assets.
(e)	Includes the euro leg of the currency derivatives mainly relating to our intra-group loans, amounting to €1 784 million for 2007. These derivatives create an interest rate exposure in euro. However, to reconcile the total liability with the balance sheet, the total value is eliminated again. The other leg of the currency derivatives is shown in note 15 on page 104 as part of the interest rate profile of financial assets.
(f)	Includes finance lease creditors amounting to €207 million (2007: €311 million) and fair value of financial liability-related derivatives amounting to €219 million (2007: €95 million).
Unilever Annual Report on Form 20-F 2008     107

Financial statements
Notes to the consolidated accounts Unilever Group

17 Financial instruments and treasury risk management
Turmoil in financial markets: impact on Treasury
We believe our strong single-A rating and active financial management have served us well in the current financial turmoil. Maintaining our strong single-A rating has been and will remain a key priority.
To cope with the impact of the financial crisis, we undertook, amongst others, the following actions:
Liquidity management:
•	In order to reduce our refinance risk, we actively structured out our commercial paper maturity profile;

•	Throughout the year we had good access to commercial paper markets (particularly in the US at significant discounts to Libor);

•	During the calendar year we completed three bond issues, for a total amount of €1.4 billion, all at competitive rates; and

•	As the business successfully managed year-end working capital positions, Unilever closed the year with a cash balance of around €2.6 billion, including €0.6 billion from proceeds of disposal of the Bertolli olive oil business received at the year end.
Counterparty exposures:
We regularly reviewed and tightened counterparty limits. Banking exposures were actively monitored on a daily basis. During the year we reduced the maturity profile of our deposits to an overnight basis providing maximum flexibility. Unilever benefits from collateral agreements with our principal banks (see also page 110) based on which banks need to deposit securities and/or cash as collateral for their obligations in respect of derivative financial instruments. Unilever did not encounter any material counterparty exposure loss from financial institutions during 2008.
Funding costs:
In general, credit spreads have increased significantly and are very volatile. This over time will lead to increased funding costs. During 2008 we were able to issue commercial paper and bonds at competitive rates.
Bank facility renewal:
Our bank facilities are renewed annually. On 31 December 2008 we had US $6 205 million of undrawn committed facilities. As at 1 January 2009 the amount of undrawn committed facilities will be US $5 950 million, to be renewed in October 2009. For further details, see ‘Liquidity risk’ section below.
Treasury Risk Management
Unilever manages a variety of market risks, including the effects of changes in foreign exchange rates, interest rates, liquidity and counterparty risks.
Currency risks
Because of Unilever’s broad operational reach, it is subject to risks from changes in foreign currency values that could affect earnings. As a practical matter, it is not feasible to fully hedge these fluctuations. Unilever does have a foreign exchange policy that requires operating companies to manage trading and financial foreign exchange exposures within prescribed limits. This is achieved primarily through the use of forward foreign exchange contracts. On a case-by-case basis, depending on potential income statement volatility that can be caused by the fair value movement of the derivative, companies decide whether or not to apply cash flow hedge accounting. Regional groups monitor compliance with this foreign exchange policy. At the end of 2008, there was no material exposure from companies holding assets and liabilities other than in their functional currency.
In addition, as Unilever conducts business in many foreign currencies but publishes its financial statements and measures its performance in euros, it is subject to exchange risk due to the effects that exchange rate movements have on the translation of the underlying net assets of its foreign subsidiaries. Unilever aims to minimise its foreign exchange exposure in operating companies by borrowing in the local currency, except where inhibited by local regulations, lack of local liquidity or local market conditions. For those countries that in the view of management have a substantial retranslation risk, Unilever may decide on a case-by-case basis, taking into account amongst other factors the impact on the income statement, to hedge such net investment. This is achieved through the use of forward foreign exchange contracts on which hedge accounting is applied. Nevertheless, from time to time, currency revaluations on unhedged investments will trigger exchange translation movements in the balance sheet.
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
At the end of 2008, interest rates were fixed on approximately 56% of the projected net of cash and financial liability positions for 2009 and 51% for 2010 (compared with 68% for 2008 and 53% for 2009 at the end of 2007).
108      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

17 Financial instruments and treasury risk management (continued)
Liquidity risk
A material and sustained shortfall in our cash flow could undermine our credit rating and overall investor confidence and could restrict the Group’s ability to raise funds.
Operational cash flow provides the funds to service the financing of financial liabilities and enhance shareholder return. Unilever manages the liquidity requirements by the use of short-term and long-term cash flow forecasts. Unilever maintains access to global debt markets through an infrastructure of short-term and long-term debt programmes. In addition to this, Unilever has committed credit facilities in place to support its commercial paper programmes and for general corporate purposes. During 2008 we made no use of the committed facilities.
Unilever had US $6 205 million of undrawn committed facilities on 31 December 2008 as follows;
•	revolving 364-day bilateral credit facilities of in aggregate US $4 230 million (2007: US $3 630 million) out of which US $3 675 million (2007: US $3 630 million) with a 364-day term out;

•	revolving 364-day notes commitments of US $200 million (2007: US $200 million) with the ability to issue notes with a maturity up to 364 days; and

•	364-day bilateral money market commitments of in aggregate US $1 775 million (2007: US $1 720 million), under which the underwriting banks agree, subject to certain conditions, to subscribe for notes with maturities of up to three years.
As from 1 January 2009 the amount of undrawn committed facilities will be US $5 950 million.
As part of the regular annual process these facilities will be renewed in October 2009.
The financial market turbulence and associated illiquidity in credit markets during the second half of 2007 and throughout 2008 did not impact Unilever’s ability to meet its financing requirements.
The following table shows Unilever’s contractually agreed (undiscounted) cash flows payable under financial liabilities and derivative assets and liabilities as at the balance sheet date:

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
								Net
								carrying
		Due	Due	Due	Due			amount as
	Due	between	between	between	between	Due		shown in
	within	1 and	2 and	3 and	4 and	after		balance
Undiscounted cash flows	1 year	2 years	3 years	4 years	5 years	5 years	Total	sheet

2008
Non-derivative financial liabilities:
Financial liabilities excluding related derivatives and finance lease creditors	(4 653)	(1 532)	(577)	(940)	(750)	(2 387)	(10 839)	(10 779)
Interest on financial liabilities	(343)	(313)	(210)	(197)	(157)	(1 608)	(2 828)
Finance lease creditors including related finance cost	(37)	(36)	(26)	(21)	(19)	(242)	(381)	(207)
Trade payables and other liabilities excluding social security and sundry taxes(a)	(7 483)	(175)	–	–	–	–	(7 658)	(7 658)

	(12 516)	(2 056)	(813)	(1 158)	(926)	(4 237)	(21 706)

Derivative financial liabilities:
Interest rate derivatives:
Derivative contracts – receipts	–	4	–	–	–	–	4
Derivative contracts – payments	–	(4)	–	–	–	–	(4)
Foreign exchange derivatives:
Derivative contracts – receipts	3 510	–	–	–	–	–	3 510
Derivative contracts – payments	(3 772)	–	–	–	–	–	(3 772)

	(262)	–	–	–	–	–	(262)	(262) (b)

31 December	(12 778)	(2 056)	(813)	(1 158)	(926)	(4 237)	(21 968)

(a)	See note 18 on page 114.

(b)	Includes financial liability-related derivatives amounting to €(219) million (2007: €(95) million).
Unilever Annual Report on Form 20-F 2008     109

Financial statements
Notes to the consolidated accounts Unilever Group

17 Financial instruments and treasury risk management (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
								Net
								carrying
		Due	Due	Due	Due			amount as
	Due	between	between	between	between	Due		shown in
	within	1 and	2 and	3 and	4 and	after		balance
Undiscounted cash flows	1 year	2 years	3 years	4 years	5 years	5 years	Total	sheet

2007
Non derivative financial liabilities:
Financial liabilities excluding related derivatives and finance lease creditors	(4 101)	(1 060)	(1 314)	–	(750)	(2 127)	(9 352)	(9 243)
Interest on financial liabilities	(304)	(270)	(236)	(109)	(109)	(1 698)	(2 726)
Finance lease creditors including related finance cost	(81)	(41)	(36)	(27)	(21)	(314)	(520)	(311)
Trade payables and other liabilities excluding social security and sundry taxes(a)	(7 643)	(204)	–	–			(7 847)	(7 847)

	(12 129)	(1 575)	(1 586)	(136)	(880)	(4 139)	(20 445)

Derivative financial liabilities:
Interest rate derivatives:
Derivative contracts - receipts	6	4	3	2	–	–	15
Derivative contracts - payments	(9)	(4)	(3)	(2)	–	–	(18)
Foreign exchange derivatives:
Derivative contracts - receipts	5 315	22	22	22	23	–	5 404
Derivative contracts - payments	(5 411)	(26)	(26)	(26)	(26)	–	(5 515)

	(99)	(4)	(4)	(4)	(3)	–	(114)	(116	)(b)

31 December	(12 228)	(1 579)	(1 590)	(140)	(883)	(4 139)	(20 559)

(a)	See note 18 on page 114.
(b)	Includes financial liability-related derivatives amounting to €(219) million (2007: €(95) million).
Credit risk on banks and received collateral
Credit risk related to the use of treasury instruments is managed on a group basis. This risk arises from transactions with banks like cash and cash equivalents, deposits and derivative financial instruments. To reduce the credit risk, Unilever has concentrated its main activities with a limited group of banks that have secure credit ratings. Per bank, individual risk limits are set based on its financial position, credit ratings, past experience and other factors. The utilisation of credit limits is regularly monitored. To reduce the credit exposures, netting agreements are in place with Unilever’s principal banks that allow Unilever, in case of a default, to net assets and liabilities across transactions. To further reduce Unilever’s credit exposures, Unilever has collateral agreements with Unilever’s principal banks based on which they need to deposit securities and/or cash as a collateral for their obligations in respect of derivative financial instruments. At 31 December 2008 the collateral received by Unilever amounted to €369 million (2007: €nil), of which €112 million was cash and the fair value of the bond securities amounted to €257 million. Although contractually Unilever has the right to sell or repledge the collateral, it has no intention to do so. As a consequence, the non-cash collateral has not been recognised as an asset in our balance sheet.
Derivative financial instruments
The Group has comprehensive policies in place, approved by the Boards, covering the use of derivative financial instruments. These instruments are used for hedging purposes. The Group has an established system of control in place covering all financial instruments; including policies, guidelines, exposure limits, a system of authorities and independent reporting, that is subject to periodic review by internal audit. Hedge accounting principles are described in note 1 on page 86. The use of leveraged instruments is not permitted. In the assessment of hedge effectiveness the credit risk element on the underlying hedged item has been excluded. Hedge ineffectiveness is immaterial.
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
The fair values of forward foreign exchange contracts represent the gain or loss on revaluation of the contracts at the year-end forward exchange rates. The fair values of interest rate derivatives are based on the net present value of the anticipated future cash flows.
110      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

17 Financial instruments and treasury risk management (continued)
Cash flow hedges
The fair values of derivatives hedging the risk on future foreign currency cash flows, floating interest rate cash flows and the price risk on future purchases of raw materials amount to €(14) million (2007: €85 million) of which €(21) million relates to commodity contracts (2007: €88 million), €7 million to foreign exchange contracts (2007: €(10) million) and €nil to interest rate derivatives (2007: €7 million). Of the total fair value of €(14) million, €(14) million is due within one year (2007: €82 million).
The following table shows the amounts of cash outflows that are designated as hedged items in the cash flow hedge relations (no cash inflows are designated as hedged items):

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Due	Due	Due	Due	Due	Due
	within	between	between	between	between	after
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total

2008
Foreign exchange cash flows	(200)	–	–	–	–	–	(200)
Interest rate cash flows	–	–	–	–	–	–	–
Commodity contracts cash flows	(121)	–	–	–	–	–	(121)

2007
Foreign exchange cash flows	(235)	–	–	–	–	–	(235)
Interest rate cash flows	(18)	(19)	(21)	–	–	–	(58)
Commodity contracts cash flows	(310)	(1)	–	–	–	–	(311)

Fair Value hedges
The fair values of derivatives hedging the fair value interest rate risk on fixed rate debt at 31 December 2008 amounted to €68 million (2007: €nil) which is included under other financial assets.
Net investment hedges
The following table shows the fair values of derivatives outstanding at year end designated as hedging instruments in hedges of net investments in foreign operations:

	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities
Fair values of derivatives used as hedges of net investments in foreign entities	2008	2007	2008	2007

Current
Foreign exchange derivatives	28	–	257	337

Of the above mentioned fair values, an amount of €28 million (2007: €nil) is included under other financial assets and €(257) million (2007: €(337) million) is included under financial liabilities.
The impact of exchange rate movements on the fair value of forward exchange contracts used to hedge net investments is recognised in reserves.
Natural hedges
A natural hedge – sometimes known as an economic hedge – is where exposure to a risk is offset, or partly offset, by an opposite exposure to that same risk. Hedge accounting is not applied to these relationships.
The following table shows the fair value of derivatives outstanding at year end that are natural hedges.

	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities
Fair values of natural hedges	2008	2007	2008	2007

Current
Interest rate derivatives	1	1	–	3
Cross-currency swaps	9	–	–	–
Foreign exchange derivatives	648	377	115	41

	658	378	115	44

Non-current
Interest rate derivatives	–	–	–	–
Cross-currency swaps	–	–	–	18

	–	–	–	18

	658	378	115	62

Unilever Annual Report on Form 20-F 2008     111

Financial statements
Notes to the consolidated accounts Unilever Group

17 Financial instruments and treasury risk management (continued)
Of the fair values disclosed above, the fair value of financial liability-related derivatives at 31 December 2008 amounted to €539 million (2007: €320 million) of which €501 million (2007: €78 million) is included under other financial assets and €38 million (2007: €242 million) is included under financial liabilities as a positive amount partly offsetting the €(257) million (2007: €(337) million) included under financial liabilities relating to the fair values of derivatives used as net investment hedges. The remaining balances are shown under trade and other receivables and other liabilities.
Sensitivity to not applying hedge accounting
Derivatives have to be reported at fair value. Those derivatives used for cash flow hedging and net investment hedging for which we do not apply hedge accounting will cause volatility in the income statement. Such derivatives did not have a material impact on the 2008 income statement.
Embedded derivatives
In accordance with IAS 39, ‘Financial instruments: Recognition and Measurement’, Unilever has reviewed all contracts for embedded derivatives that are required to be separately accounted for if they do not meet specific requirements set out in the standard; no material embedded derivatives have been identified.
Fair values of financial assets and financial liabilities
The following table summarises the fair values and carrying amounts of the various classes of financial assets and financial liabilities. All trade and other receivables and trade payables and other liabilities have been excluded from the analysis below and from the interest rate and currency profiles in note 15 on page 104 and note 16 on page 107, as their carrying amounts are a reasonable approximation of their fair value, because of their short-term nature.

	€ million	€ million	€ million	€ million
	Fair	Fair	Carrying	Carrying
	value	value	amount	amount
	2008	2007	2008	2007

Financial assets
Other non-current assets	891	733	904	738
Cash and cash equivalents	2 561	1 098	2 561	1 098
Other financial assets	35	138	35	138
Derivatives related to financial liabilities	597	78	597	78

	4 084	2 047	4 097	2 052

Financial liabilities
Bank loans and overdrafts	(1 377)	(1 212)	(1 377)	(1 212)
Bonds and other loans	(9 488)	(8 073)	(9 278)	(7 907)
Finance lease creditors	(222)	(313)	(207)	(311)
Preference shares	(102)	(114)	(124)	(124)
Derivatives related to financial liabilities	(219)	(95)	(219)	(95)

	(11 408)	(9 807)	(11 205)	(9 649)

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
Commodity contracts
The Group uses commodity forward contracts and futures to hedge against price risk in certain commodities. All commodity forward contracts and futures hedge future purchases of raw materials. Settlement of these contracts will be in cash or by physical delivery. Those contracts that will be settled in cash are reported in the balance sheet at fair value and, to the extent that they are considered as an effective hedge under IAS 39, fair value movements are recognised in the cash flow reserve.
112      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

17 Financial instruments and treasury risk management (continued)
Capital management
The Group’s financial strategy supports Unilever’s aim to be in the top third of a reference group including 20 other international consumer goods companies for Total Shareholder Return, as explained on page 43. The key elements of the financial strategy are:
•	appropriate access to equity and debt markets;

•	sufficient flexibility for acquisitions that we fund out of current cash flows;

•	A+/A1 long-term credit rating;

•	A1/P1 short-term credit rating;

•	sufficient resilience against economic and financial turmoil; and

•	optimal weighted average cost of capital, given the constraints above.
For the A1/P1 short-term credit rating the company monitors the qualitative and quantitative factors utilised by the rating agencies. This information is publicly available and is updated by the credit rating agencies on a regular basis.
The capital structure of Unilever is based on management’s judgement of the appropriate balancing of all key elements of its financial strategy in order to meet its strategic and day-to-day needs. We consider the amount of capital in proportion to risk and manage the capital structure and make adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Unilever will take appropriate steps in order to maintain, or if necessary adjust, the capital structure. Annually the overall funding plan is presented to the Board for approval.
Return on Invested Capital continues to be one of Unilever’s key performance measures. Within this definition we have defined the components of our Invested Capital. See page 42 for the details of this definition and the calculation of Unilever’s Return on Invested Capital.
Unilever is not subject to covenants in any of its significant financing agreements.
Income statement sensitivity to changes in foreign exchange rates
The values of debt, investments and related hedging instruments, denominated in currencies other than the functional currency of the entities holding them, are subject to exchange rate movements. The translation risk on the foreign exchange debtors and creditors is excluded from this sensitivity analysis as the risk is considered to be immaterial because positions will remain within prescribed limits (see currency risks on page 108).
The remaining foreign exchange positions at 31 December 2008 mainly relate to unhedged US $ loans (total amount at 31 December 2008 US $65 million). A reasonably possible 10% change in rates would lead to a €5 million movement in the income statement (2007: €7 million), based on a linear calculation of our exposure.
Income statement sensitivity to changes in interest rate
Interest rate risks are presented by way of sensitivity analysis. As described on page 108, Unilever has an interest rate management policy aimed at optimising net interest cost and reducing volatility in the income statement. As part of this policy, part of the funds/debt have fixed interest rates and are no longer exposed to changes in the floating rates. The remaining floating part of our funds/debt (see interest rate profile tables on pages 104 for the assets and 107 for the liabilities) is exposed to changes in the floating interest rates.
The analysis below shows the sensitivity of the income statement to a reasonably possible one percentage point change in floating interest rates on a full-year basis.

	Sensitivity to a reasonably possible
	one percentage point change in
	floating rates as at 31 December
	€ million	€ million
	2008	2007

Funds	77	25
Debt	(105)	(55)

Net investment hedges: sensitivity relating to changes in foreign exchange rates
To reduce the retranslation risk of Unilever’s investments in foreign subsidiaries, Unilever uses net investment hedges. The fair values of these net investment hedges are subject to exchange rate movements and changes in these fair values are recognised directly in equity and will offset the retranslation impact of the related subsidiary.
At 31 December 2008 the nominal value of these net investment hedges amounts to €5.1 billion (2007: €7.5 billion) mainly consisting of US$/€ contracts. A reasonably possible 10% change in rates would lead to a fair value movement of €513 million (2007: €750 million). This movement would be fully offset by an opposite movement on the retranslation of the book equity of the foreign subsidiary.
Cash flow hedges: sensitivity relating to changes in interest rates and foreign exchange rates
Unilever uses on a limited scale both interest rate and forex cash flow hedges. The fair values of these instruments are subject to changes in interest rates and exchange rates. Because of the limited use of these instruments and the amount of Unilever’s equity, possible changes in interest rates and exchange rates will not lead to fair value movements that will have a material impact on Unilever’s equity.
Unilever Annual Report on Form 20-F 2008     113

Financial statements
Notes to the consolidated accounts Unilever Group

18 Trade payables and other liabilities

	€ million	€ million
Trade and other payables	2008	2007

Due within one year
Trade payables	3 873	3 690
Accruals	2 720	2 970
Social security and sundry taxes	341	374
Others	890	983

	7 824	8 017

Due after more than one year
Accruals	102	138
Others	73	66

	175	204

Total trade payables and other liabilities	7 999	8 221

The amounts shown above do not include any creditors due after more than five years. Trade payables and other liabilities are valued at historic cost, which where appropriate approximates their amortised cost.
19 Provisions

	€ million	€ million
Provisions	2008	2007

Due within one year
Restructuring provisions	413	518
Preference shares provision	–	3
Disputed indirect taxes	232	269
Other provisions	112	178

	757	968

Due after one year
Restructuring provisions	91	63
Legal provisions	60	55
Disputed indirect taxes	312	422
Net liability of associate	31	30
Other provisions	152	124

	646	694

Total restructuring and other provisions	1 403	1 662

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
			Preference
	Restructuring	Legal	shares	Disputed	Net liability	Other
Movements during 2008	provisions	provisions	provision	indirect taxes	of associate	provisions	Total

1 January 2008	581	55	3	691	30	302	1 662
Disposal of group companies	1					7	8
Income statement:
New charges	343	61	–	136	–	31	571
Releases	(54)	(5)	(3)	(94)	–	(37)	(193)
Utilisation	(343)	(51)	–	(38)	–	(35)	(467)
Currency retranslation	(24)	–	–	(151)	1	(4)	(178)

31 December 2008	504	60	–	544	31	264	1 403

Restructuring provisions primarily relate to early retirement and redundancy costs, the most significant of which relate to the formation of new multi-country organisations and several factory closures; no projects are individually material. Legal provisions are comprised of many claims, of which none is individually material. Further information is given in note 25 on page 126.
The provision for disputed indirect taxes is comprised of a number of small disputed items. The largest elements of the provision relate to disputes with the Brazilian authorities. Because of the nature of the disputes, the timing of the utilisation of the provisions, and any associated cash outflows, is uncertain. The majority of the disputed items attract an interest charge. For further information please refer to note 25 on page 127.
No individual item within the other provisions balance is significant. Unilever expects that the issues relating to these restructuring, legal and other provisions will be substantively resolved over the next five years.
114      Unilever Annual Report on Form 20-F 2008

Financial statements
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
Exposure to risks
Pension assets and liabilities (pre-tax) of €11 719 million and €15 101 million respectively are held on the Group’s balance sheet as at 31 December 2008. Movements in equity markets, interest rates, inflation and life expectancy could materially affect the level of surpluses and deficits in these schemes, and could prompt the need for the Group to make additional pension contributions, or to reduce pension contributions, in the future. The key assumptions used to value our pension liabilities are set out below and on pages 116 and 117.
Investment strategy
The Group’s investment strategy in respect of its funded pension plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the Group of the benefits provided. To achieve this, investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. The plans invest the largest proportion of the assets in equities which the Group believes offer the best returns over the long term commensurate with an acceptable level of risk. The pension funds also have a proportion of assets invested in property, bonds, hedge funds and cash. The majority of assets are managed by a number of external fund managers with a small proportion managed in-house. Unilever has a pooled investment vehicle (Univest) which it believes offers its pension plans around the world a simplified externally managed investment vehicle to implement their strategic asset allocation models, currently for equities and hedge funds. The aim is to provide a high quality, well diversified, risk-controlled vehicle.
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

	31 December 2008		31 December 2007		31 December 2006		31 December 2005
		Other		Other		Other		Other
	Principal	post-	Principal	post-	Principal	post-	Principal	post-
	defined	employ-	defined	employ-	defined	employ-	defined	employ-
	benefit	ment	benefit	ment	benefit	ment	benefit	ment
	pension	benefit	pension	benefit	pension	benefit	pension	benefit
	plans	plans	plans	plans	plans	plans	plans	plans

Discount rate	6.1%	5.8%	5.8%	6.1%	5.1%	5.9%	4.6%	5.5%
Inflation	2.4%	n/a	2.6%	n/a	2.5%	n/a	2.4%	n/a
Rate of increase in salaries	3.5%	4.0%	3.8%	4.0%	3.7%	4.0%	3.5%	4.0%
Rate of increase for pensions in payment	2.4%	n/a	2.5%	n/a	2.3%	n/a	2.1%	n/a
Rate of increase for pensions in deferment (where provided)	2.6%	n/a	2.7%	n/a	2.7%	n/a	2.5%	n/a
Long-term medical cost inflation	n/a	5.0%	n/a	5.0%	n/a	5.0%	n/a	4.8%
Expected long-term rates of return:
Equities	7.4%		8.0%		7.8%		7.4%
Bonds	4.7%		4.9%		4.9%		4.2%
Property	5.8%		6.6%		6.3%		5.8%
Others	5.4%		6.3%		6.3%		6.1%
Weighted average asset return	6.3%		7.0%		6.9%		6.4%

Unilever Annual Report on Form 20-F 2008     115

Financial statements
Notes to the consolidated accounts Unilever Group

20 Pensions and similar obligations (continued)
The valuations of other post-employment benefit plans generally assume a higher initial level of medical cost inflation, which falls from 8.8% to the long-term rate within the next five years. Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. A one percentage point change in assumed healthcare cost trend rates would have the following effect:

	€ million	€ million
	1% point	1% point
	increase	decrease

Effect on total of service and interest cost components	2	(2)
Effect on total benefit obligation	18	(17)

The expected rates of return on plan assets were determined, based on actuarial advice, by a process that takes the long-term rates of return on government bonds available at the balance sheet date and applies to these rates suitable risk premiums that take account of historic market returns and current market long-term expectations for each asset class.
For the most important pension plans, representing approximately 80% of all defined benefit plans by liabilities, the assumptions used at 31 December 2008, 2007, 2006 and 2005 were:

	United Kingdom				Netherlands
Assumptions	2008	2007	2006	2005	2008	2007	2006	2005

Discount rate	6.5%	5.8%	5.1%	4.7%	5.9%	5.5%	4.6%	4.0%
Inflation	2.8%	3.0%	2.9%	2.7%	2.0%	1.9%	1.9%	1.8%
Rate of increase in salaries	4.3%	4.5%	4.4%	4.2%	2.4%	2.4%	2.4%	2.3%
Rate of increase for pensions in payment	2.8%	3.0%	2.9%	2.7%	2.0%	1.9%	1.9%	1.8%
Rate of increase for pensions in deferment (where provided)	2.8%	3.0%	2.9%	2.7%	2.0%	1.9%	1.9%	1.8%
Expected long-term rates of return:
Equities	7.8%	8.0%	8.0%	7.6%	7.2%	8.1%	7.6%	7.0%
Bonds	5.0%	5.0%	5.2%	4.5%	5.0%	4.7%	4.4%	3.7%
Property	6.0%	6.5%	6.5%	6.1%	5.7%	6.6%	6.1%	5.5%
Others	5.6%	6.3%	7.2%	6.7%	5.6%	4.1%	4.0%	3.7%
Weighted average asset return	7.0%	7.2%	7.3%	6.9%	6.2%	6.8%	6.6%	6.0%

	United States				Germany
	2008	2007	2006	2005	2008	2007	2006	2005

Discount rate	5.6%	5.9%	5.8%	5.5%	5.9%	5.5%	4.6%	4.0%
Inflation	2.1%	2.3%	2.5%	2.4%	2.0%	1.9%	1.9%	1.8%
Rate of increase in salaries	4.0%	4.0%	4.0%	4.0%	2.8%	2.8%	2.6%	2.5%
Rate of increase for pensions in payment	0.0%	0.0%	0.0%	0.0%	2.0%	1.9%	1.9%	1.8%
Rate of increase for pensions in deferment (where provided)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected long-term rates of return:
Equities	6.0%	7.8%	8.3%	8.0%	7.2%	8.1%	7.6%	7.0%
Bonds	5.1%	4.5%	5.2%	4.8%	4.2%	4.7%	4.4%	3.7%
Property	4.5%	6.3%	6.8%	6.5%	5.7%	6.6%	6.1%	5.5%
Others	1.2%	3.7%	4.8%	4.2%	4.4%	5.8%	3.0%	3.7%
Weighted average asset return	5.7%	6.8%	7.4%	7.0%	5.3%	6.5%	5.8%	5.3%

116      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

20 Pensions and similar obligations (continued)
Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy (including expectations for future improvements), plan experience and other relevant data. The assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. The assumptions made in 2008 are consistent with those applied in 2007.
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
Balance sheet
The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans and the expected rates of return on the plan assets at the balance sheet date were:

	€ million	€ million	%	€ million	€ million	%	€ million	€ million	%
	31 December 2008			31 December 2007			31 December 2006

		Other post-	Long-term		Other post-	Long-term		Other post-	Long-term
		employment	rates of		employment	rates of		employment	rates of
	Pension	benefit	return	Pension	benefit	return	Pension	benefit	return
	plans	plans	expected	plans	plans	expected	plans	plans	expected

Assets of principal plans:
Equities	6 044	–	7.4%	9 957	–	8.0%	10 274	–	7.8%
Bonds	3 244	–	4.7%	4 278	–	4.9%	3 946	–	4.9%
Property	1 053	–	5.8%	1 381	–	6.6%	1 421	–	6.3%
Other	1 069	–	5.4%	1 220	–	6.3%	1 221	–	6.3%
Assets of other plans	303	6	8.3%	404	13	7.5%	403	13	7.3%

	11 713	6	–	17 240	13		17 265	13

Present value of liabilities:
Principal plans	(13 682)	–	–	(16 798)	–		(18 711)	–
Other plans	(682)	(737)	–	(748)	(796)		(722)	(925)

	(14 364)	(737)	–	(17 546)	(796)		(19 433)	(925)

Aggregate net deficit of the plans	(2 651)	(731)	–	(306)	(783)		(2 168)	(912)
Irrecoverable surplus(a)	–	–	–	–	–		–	–

Pension liability net of assets	(2 651)	(731)	–	(306)	(783)		(2 168)	(912)

Of which in respect of:

Funded plans in surplus:
Liabilities	(3 600)	–	–	(12 396)	–		(5 200)	–
Assets	4 025	–	–	14 404	–		6 897	–

Aggregate surplus	425	–	–	2 008	–		1 697	–
Irrecoverable surplus(a)	–	–	–	–	–		–	–

Pension asset net of liabilities	425	–	–	2 008	–		1 697	–

Funded plans in deficit:
Liabilities	(9 484)	(30)	–	(3 627)	(49)		(11 716)	(44)
Assets	7 688	6	–	2 836	13		10 368	13

Pension liability net of assets	(1 796)	(24)	–	(791)	(36)		(1 348)	(31)

Unfunded plans:
Pension liability	(1 280)	(707)	–	(1 523)	(747)		(2 517)	(881)

(a)	A surplus is deemed recoverable to the extent that the Group is able to benefit economically from the surplus.
The constituents of the ‘Principal plans’ and ‘Other plans’ were reviewed in both 2006 and 2007, such that some ‘Other plans’ were moved into ‘Principal plans’ in 2006 and a smaller number of plans were moved out of ‘Principal plans’ into ‘Other plans’ in 2007.
Unilever Annual Report on Form 20-F 2008     117

Financial statements
Notes to the consolidated accounts Unilever Group

20 Pensions and similar obligations (continued)
During 2008 some previously unfunded liabilities were funded utilising existing surpluses. As a consequence of this the liabilities of €24 million were moved from unfunded to funded in the table above. In 2007, a contractual trust arrangement was established in Germany to partially fund previously unfunded pension liabilities. The initial funding was €300 million whilst the value of the previously unfunded liabilities at 1 January 2007 was approximately €850 million. As a consequence of this funding, the liabilities have been transferred from unfunded to funded in the table above.
Equity securities include Unilever securities amounting to €25 million (0.2% of total plan assets) and €32 million (0.2% of total plan assets) at 31 December 2008 and 2007 respectively. Property includes property occupied by Unilever amounting to €57 million and €69 million at 31 December 2008 and 2007 respectively.
The pension assets above exclude the assets in a Special Benefits Trust amounting to €146 million (2007: €162 million) to fund pension and similar obligations in the US (see also note 11 on page 101).
The sensitivity of the overall pension liabilities to changes in the weighted key financial assumptions are:

Impact on
	Change in	overall
	assumption	liabilities

Discount rate	Increase/decrease by 0.5%	Decrease/increase by 6.0%
Inflation rate	Increase/decrease by 0.5%	Increase/decrease by 5.0%

Income statement
The charge to the income statement comprises:

	€ million	€ million	€ million
	2008	2007	2006

Charged to operating profit:
Defined benefit pension and other benefit plans
Current service cost	(272)	(329)	(369)
Employee contributions	12	12	13
Special termination benefits	(54)	(59)	(56)
Past service cost	24	35	293
Settlements/curtailments	16	72	48
Defined contribution plans	(55)	(52)	(61)

Total operating cost	(329)	(321)	(132)

Charged to other finance income/(cost):
Interest on retirement benefits	(988)	(1 013)	(977)
Expected return on assets	1 131	1 171	1 018

Total other finance income/(cost)	143	158	41

Net impact on the income statement (before tax)	(186)	(163)	(91)

118      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

20 Pensions and similar obligations (continued)
Significant Items on the face of the income statement
During 2006 we updated certain terms of the defined benefit plan in the UK which resulted in a one-off credit to the income statement in 2006 of €120 million. During 2006 a number of initiatives were taken to reduce the cost of post-employment healthcare benefits, principally in the United States, through changes to the design of the plans. As a consequence, a reduction in liability of €146 million was recognised in the income statement for 2006.
Cash flow
Group cash flow in respect of pensions and similar post employment benefits comprises company contributions paid to funded plans and benefits paid by the company in respect of unfunded plans. In 2008, the benefits paid in respect of unfunded plans amounted to €223 million (2007: €280 million; 2006: €333 million). Company contributions to funded defined benefit plans are subject to periodic review, taking account of local legislation. In 2008, contributions to funded defined benefit plans including funding of previously unfunded benefits amounted to €531 million (2007: €878 million; 2006: €758 million). This includes a sum of €254 million to the UK pension plan in expectation of a transfer of unfunded liabilities to the plan in 2009. Contributions to defined contribution plans including 401k plans amounted to €55 million (2007: €52 million; 2006: €61 million). In 2008 a €42 million refund was received from the Danish pension plan following action to externally insure the liabilities. In 2007, a €50 million refund of assets was received out of recognised surplus from Finland. Total contributions by the Group to funded plans, net of refunds, are currently expected to be about €700 million in 2009 (2008 actual: €531 million). Benefit payments by the Group in respect of unfunded plans are currently expected to be about €230 million in 2009 (2008 actual: €223 million). Total cash costs of pensions are expected to be around €1.0 billion in 2009 (2008 actual: €0.8 billion).
Statement of recognised income and expense
Amounts recognised in the statement of recognised income and expense:

	€ million	€ million	€ million	€ million	€ million	€ million
						Cumulative
						since
						1 January
	2008	2007	2006	2005	2004	2004

Actual return less expected return on pension and other benefit plan assets	(4 243)	(236)	533	1 592	369	(1 985)
Experience gains/(losses) arising on pension plan and other benefit plan liabilities	–	103	51	27	(47)	134
Changes in assumptions underlying the present value of the pension and other benefit plan liabilities	1 116	946	474	(1 706)	(1 047)	(217)

Actuarial gain/(loss)	(3 127)	813	1 058	(87)	(725)	(2 068)
Change in unrecognised surplus	–	–	142	(41)	2	103
Refund of unrecognised assets	–	–	–	15	–	15

Net actuarial gain/(loss) recognised in statement of recognised income and expense (before tax)	(3 127)	813	1 200	(113)	(723)	(1 950)

Unilever Annual Report on Form 20-F 2008     119

Financial statements
Notes to the consolidated accounts Unilever Group

20 Pensions and similar obligations (continued)
Reconciliation of change in assets and liabilities
Movements in assets and liabilities during the year:

	€ million	€ million	€ million	€ million	€ million	€ million
	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities
	2008	2007	2006	2008	2007	2006

1 January	17 253	17 278	16 006	(18 342)	(20 358)	(21 446)
Acquisitions/disposals	–	(3)	(63)	2	5	123
Current service cost	–	–	–	(272)	(329)	(384)
Employee contributions	12	12	14	–	–	–
Special termination benefits	–	–	–	(54)	(59)	(54)
Past service costs(b)	–	–	–	24	35	293
Settlements/curtailments	(12)	(4)	(17)	28	76	76
Expected returns on plan assets	1 131	1 171	1 021	–	–	–
Interest on pension liabilities	–	–	–	(988)	(1 013)	(982)
Actuarial gain/(loss)	(4 243)	(236)	533	1 116	1 049	525
Employer contributions	754	1 158	1 091	–	–	–
Benefit payments	(1 367)	(1 247)	(1 267)	1 367	1 247	1 267
Reclassification of benefits(c)	(7)	(7)	38	7	7	(32)
Currency retranslation	(1 802)	(869)	(78)	2 011	998	256

31 December	11 719	17 253	17 278	(15 101)	(18 342)	(20 358)

(b)	The reduction in liabilities in 2006 includes the €266 million reported on the face of the income statement.

(c)	Certain obligations have been reclassified as employee benefit obligations.
Funded status of plans at the year end

	€ million	€ million	€ million	€ million	€ million
	2008	2007	2006	2005	2004

Total assets	11 719	17 253	17 278	16 006	13 419
Total pension liabilities	(15 101)	(18 342)	(20 358)	(21 446)	(18 773)

Net liabilities	(3 382)	(1 089)	(3 080)	(5 440)	(5 354)
Less unrecognised surplus	–	–	–	(141)	(100)

Pension liabilities net of assets	(3 382)	(1 089)	(3 080)	(5 581)	(5 454)

History of experience gains and losses

	€ million	€ million	€ million	€ million	€ million
	2008	2007	2006	2005	2004

Actual return less expected return on plan assets	(4 243)	(236)	533	1 592	369
As % of plan assets at beginning of year	(24.6)%	(1.4)%	3.3%	11.9%	2.9%

Experience gains/(losses) on plan liabilities	–	103	51	27	(47)
As % of present value of plan liabilities at beginning of year	0.0%	0.5%	0.2%	0.1%	(0.3)%

Changes in actuarial assumptions underlying the present value of the pension benefit and other benefit plan liabilities	1 116	946	474	(1 706)	(1 047)
As % of present value of plan liabilities at beginning of year	6.1%	4.6%	2.2%	(9.1)%	(5.9)%

Total actuarial gain/(loss)	(3 127)	813	1 058	(87)	(725)
As % of present value of plan liabilities at beginning of year	(17.0)%	4.0%	4.9%	(0.5)%	(4.1)%

120      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

21 Equity

	Shareholders’ equity					Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Called up	Share			Total
	share	premium	Other	Retained	shareholders’	Minority	Total
Consolidated statement of changes in equity	capital	account	reserves	profit	equity	interests	equity

1 January 2006	512	162	(2 328)	10 015	8 361	404	8 765
Total recognised income and expense for the year	–	–	(263)	5 575	5 312	242	5 554
Dividends on ordinary capital	–	–	–	(2 684)	(2 684)	–	(2 684)
(Purchase)/sale/reduction of treasury stock(a)	–	–	403	(285)	118	–	118
Share-based payment credit(b)	–	–	–	111	111	–	111
Dividends paid to minority shareholders	–	–	–	–	–	(184)	(184)
Currency retranslation gains/(losses) net of tax	(12)	3	14	–	5	(11)	(6)
Other movements in equity	(16)	–	31	(8)	7	(9)	(2)

31 December 2006	484	165	(2 143)	12 724	11 230	442	11 672
Total recognised income and expense for the year	–	–	(314)	4 428	4 114	237	4 351
Dividends on ordinary capital	–	–	–	(2 070)	(2 070)	–	(2 070)
(Purchase)/sale/reduction of treasury stock(a)	–	–	(955)	(99)	(1 054)	–	(1 054)
Share-based payment credit(b)	–	–	–	140	140	–	140
Dividends paid to minority shareholders	–	–	–	–	–	(251)	(251)
Currency retranslation gains/(losses) net of tax	–	(12)	–	–	(12)	(6)	(18)
Other movements in equity	–	–	–	39	39	10	49

31 December 2007	484	153	(3 412)	15 162	12 387	432	12 819
Total recognised income and expense for the year	–	–	(1 757)	2 692	935	205	1 140
Dividends on ordinary capital	–	–	–	(2 052)	(2 052)	–	(2 052)
(Purchase)/sale/reduction of treasury stock(a)	–	–	(1 304)	(113)	(1 417)	–	(1 417)
Share-based payment credit(b)	–	–	–	125	125	–	125
Dividends paid to minority shareholders	–	–	–	–	–	(208)	(208)
Currency retranslation gains/(losses) net of tax	–	(32)	–	–	(32)	(6)	(38)
Other movements in equity	–	–	4	(2)	2	1	3

31 December 2008	484	121	(6 469)	15 812	9 948	424	10 372

(a)	Includes transfer from treasury stock to retained profit of share settled schemes arising from prior years and differences between exercise and grant price of share options.
(b)	The share-based payment credit relates to the reversal of the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
Unilever Annual Report on Form 20-F 2008     121

Financial statements
Notes to the consolidated accounts Unilever Group

22 Share capital

	€ million	€ million
Called up share capital	2008	2007

Ordinary share capital of NV	274	274
Ordinary share capital of PLC	210	210

	484	484

						Issued,	Issued,
	Number			Nominal	Number	called up and	called up and
	of shares	Authorised	Authorised	value	of shares	fully paid	fully paid
Ordinary share capital	authorised	2008	2007	per share	issued	2008	2007
		€ million	€ million			€ million	€ million

NV ordinary shares	3 000 000 000	480	480	€0.16	1 714 727 700	274	274
NV ordinary shares (shares numbered 1 to 2 400 – ’Special Shares’)		1	1	€428.57	2 400	1	1
Internal holdings eliminated on consolidation (€428.57 shares)		–	–			(1)	(1)

		481	481			274	274

		£ million	£ million			£ million	£ million

PLC ordinary shares	4 377 075 492	136.2	136.2	3 1/9p	1 310 156 361	40.8	40.8
PLC deferred stock	100 000	0.1	0.1	£1 stock	100 000	0.1	0.1
Internal holding eliminated on consolidation (£1 stock)		–	–			(0.1)	(0.1)

		136.3	136.3			40.8	40.8

Euro equivalent in millions (at £1.00 = €5.143)						210	210

For information on the rights of shareholders of NV and PLC and the operation of the Equalisation Agreement, see Corporate governance on pages 51 and 52.
A nominal dividend of 6% is paid on the deferred stock of PLC, which is not redeemable.
Internal holdings
The ordinary shares numbered 1 to 2 400 (inclusive) in NV (‘Special Shares’) and deferred stock of PLC are held as to one half of each class by N.V. Elma – a subsidiary of NV – and one half by United Holdings Limited – a subsidiary of PLC. This capital is eliminated on consolidation. For information on the rights related to the aforementioned ordinary shares, see Corporate Governance on pages 50 and 51. The subsidiaries mentioned above have waived their rights to dividends on their ordinary shares in NV.
Share-based compensation
The Group operates a number of share-based compensation plans involving options and awards of ordinary shares of NV and PLC. Full details of these plans are given in note 29 on pages 133 and 134.
122      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

23 Other reserves(a)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC	Total	Total	Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006

Fair value reserves	(41)	92	9	(22)	9	7	(63)	101	16

Cash flow hedges	(22)	86	4	(11)	(1)	(3)	(33)	85	1
Available-for-sale financial assets	(19)	6	5	(11)	10	10	(30)	16	15

Currency retranslation of group companies	(640)	104	318	(1 053)	(204)	(19)	(1 693)	(100)	299
Adjustment on translation of PLC’s ordinary
capital at 3 1/9p = €0.16	–	–	–	(169)	(155)	(150)	(169)	(155)	(150)
Capital redemption reserve	16	16	16	16	16	16	32	32	32
Book value treasury stock	(3 886)	(2 741)	(1 623)	(690)	(549)	(717)	(4 576)	(3 290)	(2 340)

	(4 551)	(2 529)	(1 280)	(1 918)	(883)	(863)	(6 469)	(3 412)	(2 143)

	€ million	€ million
Cash flow hedges – movements during the year	2008	2007

1 January	85	1

Transfers to equity	(92)	74
Transfers to income statement:	(11)	1

Operating profit	(11)	1
Financing	–	–

Transfers to inventories/non-current assets	(15)	9

31 December	(33)	85

Unilever acquired 60 249 777 ordinary shares of NV and 15 165 138 ordinary shares of PLC through purchases on the stock exchanges during the year. These shares are held as treasury stock as a separate component of other reserves. The total number held at 31 December 2008 is 177 223 649 (2007: 122 296 247) NV shares and 58 584 845 (2007: 49 529 738) PLC shares. Of these, 35 663 020 NV shares and 31 887 851 PLC shares were held in connection with share-based compensation plans (see note 29 on pages 133 and 134).

	€ million	€ million
Treasury stock – movements during the year	2008	2007

1 January	(3 290)	(2 340)
Purchases and other utilisations	(1 286)	(950)

31 December	(4 576)	(3 290)

	€ million	€ million
Currency retranslation reserve – movements during the year	2008	2007

1 January	(100)	299
Currency retranslation during the year	(1 027)	294
Movement in net investment hedges	(560)	(692)
Recycled to income statement	(6)	(1)

31 December	(1 693)	(100)

(a)	The movements in other reserves are analysed between the NV and PLC parts of the Group aggregated according to the relative legal ownership of individual entities by NV or PLC.
Unilever Annual Report on Form 20-F 2008     123

Financial statements
Notes to the consolidated accounts Unilever Group

24 Retained profit(a)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC	Total	Total	Total
Movements during the year	2008	2007	2006	2008	2007	2006	2008	2007	2006

1 January	10 403	8 404	8 721	4 759	4 320	1 294	15 162	12 724	10 015

Recognised income and expense through retained profit	1 742	2 599	3 727	950	1 829	1 848	2 692	4 428	5 575
Dividends on ordinary capital	(1 176)	(1 167)	(1 529)	(876)	(903)	(1 155)	(2 052)	(2 070)	(2 684)
Utilisation of treasury stock	(66)	(53)	(217)	(47)	(46)	(68)	(113)	(99)	(285)
Share-based compensation credit(b)	79	90	70	46	50	41	125	140	111
Adjustment arising from change in structure of group companies(c)	4 346	499	(2 368)	(4 346)	(499)	2 368	–	–	–
Other movements in retained profit	15	31	–	(17)	8	(8)	(2)	39	(8)

31 December	15 343	10 403	8 404	469	4 759	4 320	15 812	15 162	12 724

Of which retained by:
Parent companies	10 602	10 009	9 755	1 996	2 344	2 306	12 598	12 353	12 061
Other group companies	4 732	345	(1 294)	(1 348)	2 555	2 006	3 384	2 900	712
Joint ventures and associates	9	49	(57)	(179)	(140)	8	(170)	(91)	(49)

	15 343	10 403	8 404	469	4 759	4 320	15 812	15 162	12 724

(a)	The movements in retained profits are analysed between the NV and PLC parts of the Group aggregated according to the relative legal ownership of individual entities by NV or PLC.
(b)	The share-based compensation credit relates to the reversal of the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(c)	As part of the review of Unilever’s corporate structure, and in the light of the constitutional and operational arrangements which enable Unilever N.V. and Unilever PLC to operate as nearly as practicable as a single company, the Directors have been authorised to take any action necessary or desirable in order to ensure that the ratio of the dividend generating capacity of PLC to that of NV does not differ substantially from the ratio of the dividend entitlement of ordinary shareholders in PLC to that of ordinary shareholders in NV. During 2007, Unilever’s shareholding in Unilever Jerónimo Martins in Portugal was transferred from NV to PLC for no consideration. In addition, a part of indirect shareholdings in Unilever US was sold by NV to PLC and the fair value economic swap in South Africa led to further adjustments between NV and PLC. In 2006, shareholdings in the Unilever companies in Czech Republic, Hungary, Russia and Turkey, as well as a part of indirect shareholdings in Unilever US, were transferred from NV to PLC for no consideration. In addition, part of a dividend which would otherwise be due from a Unilever US intermediate company to a company within the NV part of the Group was instead paid to a company within the PLC part of the Group. In 2008 shareholdings in the Unilever companies in Belgium, Austria, Netherlands, Poland and Switzerland were transferred to 100% NV ownership. In addition, shareholdings in Canada and Indonesia were re-aligned between NV and PLC. Reorganisations of group companies have produced similar types of adjustments in previous years.
Cumulative goodwill written off directly to reserves prior to the transition to IFRS on 1 January 2004 was €5 199 million for NV and €2 063 million for PLC.
124      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

25 Commitments and contingent liabilities

	€ million	€ million	€ million	€ million	€ million	€ million
	Future			Future
	minimum			minimum
	lease	Finance	Present	lease	Finance	Present
	payments	cost	value	payments	cost	value
Long-term finance lease commitments	2008	2008	2008	2007	2007	2007

Buildings(a)	330	166	164	410	198	212
Plant and machinery	51	8	43	110	11	99

	381	174	207	520	209	311

The commitments fall due as follows:
Within 1 year	37	13	24	82	17	65
Later than 1 year but not later than 5 years	102	52	50	125	59	66
Later than 5 years	242	109	133	313	133	180

	381	174	207	520	209	311

(a)	All leased land is classified as operating leases.
The Group has not sublet any part of the leased properties under finance leases.

	€ million	€ million
Long-term operating lease commitments	2008	2007

Land and buildings	1 230	1 328
Plant and machinery	261	335

	1 491	1 663

	€ million	€ million	€ million	€ million
			Other	Other
	Operating	Operating	commit-	commit-
	leases	leases	ments	ments
Operating lease and other commitments fall due as follows	2008	2007	2008	2007

Within 1 year	344	363	722	646
Later than 1 year but not later than 5 years	730	859	1 339	955
Later than 5 years	417	441	79	152

	1 491	1 663	2 140	1 753

The Group has sublet part of the leased properties under operating leases. Future minimum sublease payments of €66 million are expected to be received.
Other commitments principally comprise commitments under contracts to purchase materials and services. They do not include commitments for capital expenditure, which are reported in note 10 on page 99.
Contingent liabilities are either possible obligations that will probably not require a transfer of economic benefits, or present obligations that may, but probably will not, require a transfer of economic benefits. It is not appropriate to make provisions for contingent liabilities, but there is a chance that they will result in an obligation in the future. The Group does not believe that any of these contingent liabilities will result in a material loss.
Contingent liabilities arise in respect of litigation against group companies, investigations by competition, regulatory and fiscal authorities and obligations arising under environmental legislation. The estimated total of such contingent liabilities at 31 December 2008 was some €355 million (2007: €430 million).
Contingent liabilities also arise from guarantees issued by group companies. At 31 December 2008 these amounted to some €45 million (2007: €81 million). Included in this were discounted trade bills with a value of €1 million (2007: €4 million). We believe that any loss arising in connection with these would not have a material effect on the Group’s financial condition or results of operations. Guarantees given by parent or group companies that relate to liabilities already included in these consolidated accounts are excluded from this total.
The total value of guarantees which arose or were revised in 2008 was €4 million (2007: €4 million). The fair value of guarantees is not material in either 2008 or 2007.
Unilever Annual Report on Form 20-F 2008     125

Financial statements
Notes to the consolidated accounts Unilever Group

25 Commitments and contingent liabilities (continued)
Legal proceedings
We are involved from time to time in legal and arbitration proceedings arising in the ordinary course of business. However, although the outcome of legal proceedings are inherently difficult to predict, we are currently not involved in any legal or arbitration proceedings which may be expected to lead to material loss or expenditure in the context of the Group results. Similarly we do not have any material obligations under environmental legislation. None of our Directors or Officers is involved in any legal proceedings which are material as aforesaid. The following are the most significant legal proceedings in which the group is currently involved.
Ice cream cases
As previously reported, in 2006 the European Court of Justice ruled to dismiss the appeal by Unilever’s Irish ice cream business, HB Ice Cream, of a 2003 Court of First Instance judgment that upheld the European Commission’s 1998 decision to ban HB Ice Cream from imposing cabinet exclusivity in Ireland in circumstances where Unilever cabinets were the only cabinets used by the retailer. Although this final ruling related to a Commission decision that applied to Ireland only, Mars subsequently sought to bring legal claims against Unilever before the courts and to lodge complaints with the competition authorities in a number of European countries in the course of 2007.
In April 2008 Mars and Unilever reached an agreement to settle out of court their differences in respect of distribution arrangements for the sale of Unilever’s impulse ice cream. Neither the talks themselves nor any resulting settlement imply any admission of liability on Unilever’s part. The payment to be made by Unilever to Mars under the terms of the settlement has been fully provided for.
As regards investigations previously instituted by national competition authorities, the Portuguese competition authority confirmed in 2008 that it had closed its investigation into Unilever’s Portuguese ice cream business, subject to certain monitoring obligations that will apply for three years. In Italy, a 2007 ruling by the Consiglio di Stato overturned the 2003 decision of the Italian competition authority (‘ICA’) that responded positively to a notification by Unilever of its policy in relation to outlet exclusivity. The Consiglio di Stato took the view that Unilever’s market position in Italy had not been sufficiently investigated by the ICA. To the extent that the ICA decides to reinvestigate the matter, Unilever will engage proactively with the authority with a view to securing a prompt resolution to any outstanding issues.
Other competition issues
As previously reported, in 2006 the French competition authorities commenced an inquiry into potential competition law infringements in France involving a number of consumer goods companies in the home and personal care sector, including Unilever France and Lever Fabergé France, both subsidiaries of the Unilever Group. Interviews have been conducted with present and former members of our staff and documents have been supplied to the French authorities. No Statement of Objections or proposals for fines have yet been lodged against either Unilever France or Lever Fabergé France as the authorities’ investigation has had to be restarted following procedural challenge. Accordingly, the potential financial implications, if any, of this investigation cannot yet be assessed. A Statement of Objections is, however, expected in the near future.
By a decision dated 19 February 2008, the German Federal Cartel Office imposed a fine on Unilever in relation to anti competitive behaviour in the toothpaste market in Germany. Unilever lodged an appeal against that decision on 29 February 2008. However, in light of a revised decision reducing the fines to be imposed upon Unilever, the appeal was withdrawn by Unilever on 9 October 2008.
On 25 February 2008, a purported class action lawsuit was filed in the United States of America in the United States District Court for the Northern District of Illinois alleging, relying upon the German investigation described above, that Unilever N.V., Unilever PLC and Unilever United States, Inc. allegedly conspired with certain other companies to fix prices of oral, home and personal care products in the United States. On 18 December 2008, the trial court issued an opinion dismissing all claims in the case for lack of jurisdiction.
In April 2008, Unilever received a notice from the UK Office of Fair Trading requiring the production of documents in relation to an investigation into potential co ordination of the retail prices of certain products in the grocery sector. A response to the notice was provided in June 2008. It is too early to gauge whether the investigation to which the notice relates will lead to a Statement of Objections being addressed to Unilever or its subsidiaries.
In June 2008, Unilever premises in Austria, Belgium, Italy, The Netherlands and Spain were the subject of unannounced inspections by the European Commission and/or national competition authorities. The inspections were in relation to the home care and/or personal care markets. Requests for information from the European Commission relating to alleged anti competitive behaviour in detergents markets in the EEA were subsequently received by Unilever in July 2008 and December 2008. Responses were provided in October 2008 and January 2009, respectively. Separately, a request for information relating to alleged anti competitive behaviour in personal care markets in The Netherlands was received by Unilever from the Dutch Competition Authority in November and a response filed in December 2008. It is too early to gauge whether the investigations that have been initiated will lead to Statements of Objections being addressed to Unilever or its subsidiaries.
In late 2008 Unilever Greece attended hearings before the Greek Competition Authority in relation to an alleged violation of competition rules deriving from a term previously included in its contracts with a limited number of retailers in the period 2000 to 2002 in relation to parallel imports. As from 2003 Unilever Greece had voluntarily removed the relevant term from its contracts. A decision in this case is expected in March 2009.
It is Unilever’s policy to co-operate fully with the competition authorities in the context of all ongoing investigations.
126      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

25 Commitments and contingent liabilities (continued)
Tax cases Brazil
During 2004 the Federal Supreme Court in Brazil (local acronym STF) announced a review of certain cases that it had previously decided in favour of taxpayers. Because of this action, we established a provision in 2004 for the potential repayment of sales tax credits in the event that the cases establishing precedents in our favour are reversed. Since that time we continue to monitor the situation and have made changes as appropriate to the amount provided.
In June 2007, the Supreme Court ruled against the taxpayers in one of these cases. Industry associations (of which Unilever is a member) attempted to negotiate a settlement with the Federal Revenue Service to reduce or avoid the payment of interest and/or penalties on such amounts. On 3 December 2008 the negotiations resulted in the publication of a settlement by the Brazilian government, open to all taxpayers including Unilever. The amount payable based on this offer does not result in additional liabilities beyond those already accounted for.
Also during 2004 in Brazil, and in common with many other businesses operating in that country, one of our Brazilian subsidiaries received a notice of infringement from the Federal Revenue Service. The notice alleges that a 2001 reorganisation of our local corporate structure was undertaken without valid business purpose. The dispute is in court and if upheld, will result in a tax payment relating to years from 2001 to the present day. The 2001 reorganisation was comparable with restructurings done by many companies in Brazil. We believe that the likelihood of a successful challenge by the tax authorities is remote. While this view is supported by the opinion of outside counsel there can be no guarantee of success in court.
Cumulative preference shares
In November 2006 NV announced that it had agreed a settlement with the main parties in a legal dispute over the conversion of the cumulative preference shares that were issued in 1999 as an alternative to a cash dividend. These cumulative preference shares were converted into ordinary shares in 2005 and subsequently cancelled following approval from the Annual General Meeting in 2005. Former cumulative preference shareholders who held these shares at the opening of trading on 24 March 2004 were entitled to participate in the settlement.
A group of former cumulative preference shareholders who had bought their preference shares after 24 March 2004 and who are not entitled to the settlement, instituted claims with the Rotterdam District Court for nullification of the NV Board’s decision to convert the preference shares and NV’s Annual General Meeting decision to cancel the preference shares. The Rotterdam District Court has not yet decided on the merits of these claims. The claims are contested vigorously by Unilever NV.
Unilever Annual Report on Form 20-F 2008     127

Financial statements
Notes to the consolidated accounts Unilever Group

26 Acquisitions and disposals
2008
With effect from 1 January 2008, we entered into an expanded international partnership with Pepsico for the marketing and distribution of ready-to-drink tea products under the Lipton brand.
On 3 January 2008 we completed the sale of the Boursin brand to Le Groupe Bel for €400 million. The turnover of this brand in 2007 was approximately €100 million.
On 2 April 2008 we completed the acquisition of Inmarko, the leading Russian ice cream company. The company had a turnover in 2007 of approximately €115 million.
On 31 July 2008 we completed the sale of our Lawry’s and Adolph’s branded seasoning blends and marinades business in the US and Canada to McCormick & Company, Incorporated for €410 million. The combined annual turnover of the business in 2007 was approximately €100 million.
On 9 September 2008 we completed the sale of our North American laundry business in the US, Canada and Puerto Rico to Vestar Capital Partners, a leading global private equity firm, for consideration of approximately US $1.45 billion, consisting mainly of cash, along with preferred shares and warrants. These businesses had a combined turnover in 2007 of approximately US $1.0 billion.
On 5 November 2008 we completed the sale of Komili, our olive oil brand in Turkey, to Ana Gida, part of the Anadolu Group.
On 4 December 2008 we completed the sale of our edible oil business in Côte d’Ivoire, together with its interests in local oil palm plantations Palmci and PHCI, to SIFCA, the parent company of an Ivorian agro-industry group, and to a 50:50 joint venture between two Singapore-based companies, Wilmar International Limited and Olam International Limited. At the same time we acquired the soap business of Cosmivoire, a subsidiary of SIFCA.
On 23 December 2008 we completed the disposal of our Bertolli olive oil and vinegar business to Grupo SOS for a consideration of €630 million. The transaction was structured as a worldwide perpetual licence by Unilever of the Bertolli brand in respect of olive oil and premium vinegar. The transaction included the sale of the Italian Maya, Dante and San Giorgio olive oil and seed oil businesses, as well as the factory at Inveruno, Italy.
2007
During 2007 we purchased minority interests in subsidiary companies in Greece and India. We invested in a new venture fund, Physic Ventures, which is accounted for as an associate, and made additional investments in two other venture companies, Spa and Salon International Limited and Langholm Capital, both of which are accounted for as associates.
With effect from 1 October 2007, Unilever and Remgro Ltd. reached agreement to reorganise their respective shareholdings in the Unilever businesses in South Africa and Israel. In the reorganised shareholding Unilever has a majority share in a single South African business and fully owns the Unilever Israel foods and home and personal care business. As a result of this transaction, Unilever reported a profit on disposal of €214 million and goodwill of €168 million.
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
Other disposals in 2007 included the sale of local Brazilian margarine brands. In addition, to further develop our healthy heart brand margarine, Becel, in Brazil we established a joint venture with Perdigão.
2006
During 2006 we purchased minority interests in subsidiary companies in Greece and Algeria, trademarks in Czech Republic, distribution in Tunisia and Vashisti business in India. Also an additional investment into Langholm Capital Partners Fund was made and classified as an acquisition of associates (see note 11 on page 101).
On 3 November 2006, Unilever announced that it had reached a final agreement with Permira Funds to sell the majority of its European frozen foods business for €1.7 billion. The Unilever businesses being sold in this transaction include the frozen foods operations in Austria, Belgium, France, Germany, Ireland, the Netherlands, Portugal and the United Kingdom.
Other disposals in 2006 were Mora in the Netherlands and Belgium, Finesse in the US, Canada and Sweden, Friol in Italy and Nihar and tea plantations in India.
128      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

26 Acquisitions and disposals (continued)

	€ million	€million	€million
Disposals	2008	2007	2006

Goodwill and intangible assets	117	5	1
Other non-current assets	145	44	242
Current assets	227	117	354
Trade creditors and other payables	(61)	(48)	(157)
Provisions for liabilities and charges	(5)	(34)	(91)
Minority interest	–	71	–

Net assets sold	423	155	349
(Gain)/loss on recycling of currency retranslation on disposal	(6)	(1)	–
Profit on sale attributable to Unilever	2 237	399	1 528

Consideration(a)	2 654	553	1 877

Cash	2 453	168	1 870
Cash balances of businesses sold	(15)	(4)	–
Financial assets, cash deposits and financial liabilities of businesses sold	15	113	(5)
Non-cash items and deferred consideration(a)	201	276	12

(a)	For 2007, includes €214 million fair value economic swap in South Africa.
The results of disposed businesses are included in the consolidated accounts up to their date of disposal.
The following table sets out the effect of acquisitions in 2008, 2007 and 2006 on the consolidated balance sheet. The fair values currently established for all acquisitions made in 2008 are provisional. The goodwill arising on these transactions has been capitalised and is subject to an annual review for impairment (or more frequently if necessary) in accordance with our accounting policies as set out in note 1 on pages 84 and 85. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is given in note 9 on pages 97 and 98.

	€ million	€ million	€ million
Acquisitions	2008	2007	2006

Net assets acquired	151	94	42
Goodwill arising in subsidiaries	60	334	60

Consideration	211	428	102

In 2007, consideration consisted of €214 million cash, principally relating to acquisitions of minority interest, and €214 million fair value economic swap in South Africa.
Unilever Annual Report on Form 20-F 2008     129

Financial statements
Notes to the consolidated accounts Unilever Group

27 Assets held for sale and discontinued operations
Included under this heading are the results of the majority of Unilever’s European frozen foods businesses following the sale to Permira Funds in November 2006.
An analysis of the result of discontinued operations, and the result recognised on disposal of discontinued operations is as follows:

	€ million	€ million	€ million
Income statement of discontinued operations	2008	2007	2006

Turnover	–	–	1 033
Expenses	–	–	(863)

Operating profit	–	–	170
Net finance costs	–	–	(3)

Profit before tax	–	–	167
Taxation	–	–	(25)

Profit after taxation	–	–	142

Gain/(loss) on disposal of discontinued operations(a)	–	89	1 349
Recycling of currency retranslation upon disposal	–	–	–
Taxation arising on disposal	–	(9)	(161)

Gain/(loss) after taxation on disposal	–	80	1 188

Net profit from discontinued operations	–	80	1 330

(a)	In 2007, a one-off gain of €50 million was recognised for future performance-based consideration from the sale of UCI.

	€ million	€ million	€ million
Segment analysis of discontinued operations	2008	2007	2006

Turnover
Western Europe	–	–	1 033
The Americas	–	–	–
Asia, Africa and Central & Eastern Europe	–		–

	–	–	1 033

Foods	–	–	1 033
Personal care	–	–	–

	–	–	1 033

Operating profit
Western Europe	–	–	170
The Americas	–	–	–
Asia, Africa and Central & Eastern Europe	–		–

	–	–	170

Foods	–	–	164
Personal care	–	–	6

	–	–	170

130      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

27 Assets held for sale and discontinued operations (continued)

	€ million	€ million	€ million
Summary cash flow statement of discontinued operations	2008	2007	2006

Net cash flow from/(used in) operating activities	–	(4)	79
Net cash flow from/(used in) investing activities	–	80	1 618
Net cash flow from/(used in) financing activities	–	–	(1)

Net increase/(decrease) in cash and cash equivalents	–	76	1 696

The most significant items included as assets held for sale at 31 December 2007 were those relating to the Boursin, Lawry’s, Adolph’s and US laundry businesses. The disposal of all these businesses was completed during 2008.

	€ million	€ million
Assets classified as held for sale	2008	2007

Disposal groups held for sale
Property, plant and equipment	7	66
Inventories	15	83
Trade and other receivables	–	4

	22	153

Non-current assets held for sale
Property, plant and equipment	14	6

	14	6

Total assets at 31 December 2008 are included in the geographical segments as follows: Western Europe €1 million; The Americas €32 million; and Asia, Africa and Central & Eastern Europe €3 million.

	€ million	€ million
Liabilities classified as held for sale (part of disposal groups)	2008	2007

Trade payables and other liabilities	–	(10)
Deferred taxation	–	(3)

	–	(13)

Unilever Annual Report on Form 20-F 2008     131

Financial statements
Notes to the consolidated accounts Unilever Group

28 Reconciliation of net profit to cash flow from operating activities

	€ million	€ million	€ million
Cash flow from operating activities	2008	2007	2006

Net profit	5 285	4 136	5 015
Taxation	1 844	1 137	1 332
Share of net profit of joint ventures/associates and other income from non-current investments	(219)	(191)	(144)
Net finance costs:	257	252	725

Finance income	(106)	(147)	(138)
Finance cost	506	550	602
Preference shares provision	–	7	300
Pensions and similar obligations	(143)	(158)	(39)

Operating profit (continuing and discontinued operations)	7 167	5 334	6 928
Depreciation, amortisation and impairment	1 003	943	982
Changes in working capital:	(161)	27	87

Inventories	(345)	(333)	(156)
Trade and other current receivables	(248)	(43)	(172)
Trade payables and other current liabilities	432	403	415

Pensions and similar provisions less payments	(502)	(910)	(1 038)
Provisions less payments	(62)	145	107
Elimination of (profits)/losses on disposals	(2 259)	(459)	(1 620)
Non-cash charge for share-based compensation	125	118	120
Other adjustments	15	(10)	8

Cash flow from operating activities	5 326	5 188	5 574

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.
Major non-cash transactions
During 2007 the Group entered into new finance lease arrangements in respect of equipment with a capital value at inception of the lease of €51 million (2006: €51 million). In addition, a lease for €181 million related to the sale and leaseback transaction carried out for the head office building in UK was signed during 2007.
During 2006 the Group took a provision of €300 million for possible compensation payments relating to the 2005 conversion of preference shares, issued by Unilever N.V. in 1999. See note 25 on page 127 for further details.
132  Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

29 Share-based compensation plans
As at 31 December 2008, the Group had share-based compensation plans in the form of performance shares, share options and other share awards. Starting in 2007, performance share awards and restricted stock awards were made under the Global Share Incentive Plan (GSIP), except in North America where awards were made under the Unilever North America 2002 Omnibus Equity Compensation Plan.
The numbers in this note include those for Executive Directors shown in the report of the Remuneration Committee on pages 60 to 73 and those for key management personnel shown in note 31 on page 135. No awards were made to Executive Directors in 2006, 2007 or 2008 under the Unilever North America 2002 Omnibus Equity Compensation Plan. Non-Executive Directors do not participate in any of the share-based compensation plans.
The economic fair value of the awards is calculated using option pricing models and the resulting cost is recognised as remuneration cost amortised over the vesting period of the grant.
Unilever will not grant share options in total in respect of share-based compensation plans for more than 5% of its issued ordinary capital, and for all plans together, for more than 10% of its issued ordinary capital. The Board does not apportion these limits to each plan separately.
The actual remuneration cost charged in each period is shown below, and relates almost wholly to equity settled plans:

	€ million	€ million	€ million
Income statement charge	2008	2007	2006

Performance share plans	(97)	(103)	(48)
Other plans(a)	(28)	(49)	(72)

	(125)	(152)	(120)

(a)	The Group also provides a Share Matching Plan, an All-Employee Share Option Plan, a TSR Long-Term Incentive Plan (no awards after 2006) and an Executive Option Plan (no awards after 2005).
Performance Share Plans
The Global Performance Share Plan (GPSP) was introduced in 2005. Under this plan, managers were awarded conditional shares which vest three years later at a level between 0% and 150% (for middle management) or 200% (for senior executives). The GPSP performance conditions for middle management are achievement of underlying sales growth and ungeared free cash flow targets over a three year period. For senior executives, in addition to these two conditions, there is an additional target based on TSR ranking in comparison with a peer group over the three year period (see description on page 43).
In 2007 we introduced the Global Share Incentive Plan (GSIP). The provisions of this plan are comparable with the GPSP, with the same performance conditions of underlying sales growth and ungeared free cash flow for middle management, and the additional target based on TSR ranking for senior executives. Starting in 2008, awards made to GSIP participants normally vest at a level between 0% and 200%. Monte Carlo simulation is used to value the TSR component of the awards.
North America managers participate in the North America Performance Share Programme, introduced in 2001, that awards Unilever shares if North America company performance targets are met over a three-year period. The amount to be paid to the company by participants to obtain the shares at vesting is zero.
A summary of the status of the Performance Share Plans as at 31 December 2008, 2007 and 2006 and changes during the years ended on these dates is presented below:

	2008	2007	2006
	Number of	Number of	Number of
	shares	shares	shares

Outstanding at 1 January	16 843 769	15 270 180	13 286 992
Awarded	6 887 890	6 209 781	6 162 489
Vested	(6 415 295)	(3 465 990)	(3 057 630)
Forfeited	(963 113)	(1 170 202)	(1 121 671)

Outstanding at 31 December	16 353 251	16 843 769	15 270 180

Exercisable at 31 December	–	–	–

	2008	2007	2006

Share award value information
Fair value per share award during the year	€19.11	€19.06	€17.22

Unilever Annual Report on Form 20-F 2008  133

Financial statements
Notes to the consolidated accounts Unilever Group

29 Share-based compensation plans (continued)
Additional information
At 31 December 2008, there were options outstanding to purchase 53 373 170 (2007: 61 579 485) ordinary shares in NV or PLC in respect of share-based compensation plans of NV and its subsidiaries and the North American plans, and 16 807 546 (2007: 18 296 234) ordinary shares in NV or PLC in respect of share-based compensation plans of PLC and its subsidiaries.
To satisfy the options granted, certain NV group companies hold 58 100 378 (2007: 68 011 392) ordinary shares of NV or PLC, and trusts in Jersey and the United Kingdom hold 9 450 493 (2007: 10 920 385) PLC shares. The trustees of these trusts have agreed, until further notice, to waive dividends on these shares, save for the nominal sum of 0.01p per 3 1/9p ordinary share. Shares acquired for this purpose during 2008 represented less than 0.1% of the Group’s called up capital. The balance of shares held in connection with share plans at 31 December 2008 represented 2.2% (2007: 2.6%) of the Group’s called up capital.
The book value of €1 191 million (2007: €1 305 million) of all shares held in respect of share-based compensation plans for both NV and PLC is eliminated on consolidation by deduction from other reserves (see note 23 on page 123). Their market value at 31 December 2008 was €1 134 million (2007: €2 008 million).
At 31 December 2008 the exercise price of 27 102 133 (2007: nil) NV and PLC options were above the market price of the shares.
Shares held to satisfy options are accounted for in accordance with IAS 32 and SIC 12. All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves. In 2008 this includes €6 million (2007: € nil) for shares held to meet options expiring in the short term which are priced above market value. The basis of the charge to operating profit for the economic value of options granted is discussed on page 133.
Between 31 December 2008 and 27 February 2009, no grants were made and 161 563 shares were forfeited related to the performance share plans.
134  Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

30 Related party transactions
The following related party balances existed with associate or joint venture businesses at 31 December:

	€ million	€ million
Related party balances	2008	2007

Trading and other balances due (to)/from joint ventures	240	157
Trading balances due (to)/from associates	(33)	(21)

Joint ventures
As discussed in note 11 on page 101, Unilever completed the restructuring of its Portuguese business as at 1 January 2007. Balances owed by/(to) Unilever Jerónimo Martins and Pepsi Lipton International at 31 December 2008 were €238 million and €2 million (2007: €258 million and €(101) million) respectively.
Associates
At 31 December 2008 the outstanding balance payable to JohnsonDiversey Holdings Inc. was €33 million (2007: €21 million). Agency fees payable to JohnsonDiversey in connection with the sale of Unilever branded products through their channels amounted to approximately €24 million in 2008 (2007: €67 million).
Langholm Capital Partners invests in private European companies with above-average longer-term growth prospects. Its investments include: Lumene, a Finnish personal care business specialising in products for fair skins in harsh climates; Farmos, a leading Nordic provider of cleaning and hygiene solutions; Just Retirement, offering specialist financial services in the UK for those in or approaching retirement; Sikane, a Danish woven cane furniture specialist, and Tyrells, a UK premium potato chips manufacturer. During 2008 Langholm sold Dorset Cereals to Wellness Foods and restructured the capital in its Lumene business. Since the Langholm fund was launched in 2002, Unilever has invested €76 million in Langholm, with an outstanding commitment at the end of 2008 of €21 million. Unilever has received back a total of €83 million in cash from its investment in Langholm.
Physic Ventures is an early stage venture capital fund based in San Francisco, focusing on consumer-driven health, wellness and sustainable living. The fund, which closed in June 2008, has made investments in: Pharmaca Integrative Pharmacy, a new concept in retail pharmacy; Elixir Pharmaceuticals, which develops drugs focused on diabetes, obesity and aging; Novomer, a technology for producing plastics from non-petroleum feedstock and Expresso Fitness which markets innovative indoor fitness equipment. Unilever has invested $18 million in Physic Ventures since the launch of the fund in 2007. At 31 December 2008 the outstanding commitment with Physic Ventures was $73 million.
Other related parties
In September 2006 Harish Manwani, President Asia Africa and a member of the Unilever Executive Team, and his wife purchased an apartment from Hindustan Lever Limited (now Hindustan Unilever Limited), a group company ultimately owned by PLC, for Rs.118 million (€2 042 255). The purchase was made at full market value via an open bidding/tendering process managed by independent property consultants.
31 Key management personnel
Key management personnel are defined as the members of UEx and the Non-Executive Directors.

	€ million	€ million	€ million
Key management compensation	2008	2007	2006

Salaries and short-term employee benefits	(16)	(19)	(14)
Non-Executive Directors’ fees	(2)	(2)	(1)
Post-employment benefits	(5)	(2)	(3)
Other long-term benefits (all share-based)	(7)	(2)	(2)
Termination payments	–	–	–

	(30)	(25)	(20)

Of which:
Executive Directors	(16)	(12)	(11)
Non-Executive Directors	(2)	(2)	(1)
Other	(12)	(11)	(8)

	(30)	(25)	(20)

Details of the remuneration of Directors are given in the auditable part of the report of the Remuneration Committee as defined on page 60. See also note 30 above for information on related party transactions.
Unilever Annual Report on Form 20-F 2008  135

Financial statements
Notes to the consolidated accounts Unilever Group

32 Remuneration of auditors

	€ million	€ million	€ million
	2008	2007	2006

Audit fees(a)	(21)	(20)	(24)
Audit-related fees(b)	(3)	(2)	(3)
Tax fees	(2)	(2)	(2)
All other fees	(1)	(1)	(1)

(a)	Excludes €1 million of out of pocket expenses and €1 million fees paid in respect of services supplied for associated pension schemes.
(b)	Includes other audit services which comprises audit and similar work that regulations or agreements with third parties requires the auditors to undertake.
33 Events after the balance sheet date
On 26 January 2009 we announced that we had signed an agreement to acquire the global TIGI professional hair product business and its supporting advanced education academies for a cash consideration of US $411.5 million. The deal is subject to regulatory approval and is expected to be completed by the end of March 2009.
On 12 February 2009 Unilever issued a bond composed of two senior notes: (i) US $750 million 3.65% fixed rate note which will mature in five years and (ii) US $750 million 4.80% fixed rate note which will mature in ten years.
136      Unilever Annual Report on Form 20-F 2008

Financial statements
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

	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC
Income statement for the year ended 31 December	2008	2007	2006	2008	2007	2006

Continuing operations:

Turnover	22 108	24 100	27 376	18 415	16 087	12 266

Operating profit	4 033	2 891	3 608	3 134	2 354	1 800

Net finance costs	(170)	(249)	(686)	(87)	(3)	(35)
Share in net profit of joint ventures	49	67	59	76	35	19
Share in net profit of associates	(3)	(2)	–	9	52	36
Other income from non-current investments	12	27	13	76	12	17

Profit before taxation	3 921	2 734	2 994	3 208	2 450	1 837
Taxation	(971)	(601)	(727)	(873)	(527)	(419)

Net profit from continuing operations	2 950	2 133	2 267	2 335	1 923	1 418
Net profit from discontinued operations	–	71	836	–	9	494

Net profit	2 950	2 204	3 103	2 335	1 932	1 912

Attributable to:
Minority interest	16	41	66	242	207	204
Shareholders’ equity	2 934	2 163	3 037	2 093	1 725	1 708

	€ million	€ million	€ million	€ million
	NV	NV	PLC	PLC
Balance sheetas at 31 December	2008	2007	2008	2007

Goodwill and intangible assets	10 298	11 873	5 793	4 882
Property, plant and equipment	3 020	3 392	2 937	2 892
Pension asset for funded schemes in surplus	396	1 665	29	343
Deferred tax assets	598	757	470	246
Other non-current assets	931	844	495	480

Total non-current assets	15 243	18 531	9 724	8 843
Inventories	2 228	2 206	1 661	1 688
Trade and other current receivables	2 189	2 649	1 634	1 545
Cash and cash equivalents	2 066	732	495	366
Other financial assets	746	401	120	182
Assets held for sale	21	92	15	67

Total current assets	7 250	6 080	3 925	3 848

Financial liabilities	(3 673)	(3 354)	(1 169)	(812)
Trade payables and other current liabilities	(5 069)	(5 376)	(3 132)	(3 036)
Provisions	(520)	(687)	(237)	(281)
Liabilities associated with assets held for sale	–	(11)	–	(2)

Total current liabilities	(9 262)	(9 428)	(4 538)	(4 131)

Net current assets/(liabilities)	(2 012)	(3 348)	(613)	(283)

Total assets less current liabilities	13 231	15 183	9 111	8 560

Financial liabilities due after one year	4 997	4 169	1 366	1 314
Pension and post-retirement healthcare liabilities:
Funded schemes in deficit	952	619	868	208
Unfunded schemes	941	1 091	1 046	1 179
Provisions	458	560	188	134
Deferred tax liabilities	619	1 101	171	112
Other non-current liabilities	240	264	124	173

Total non-current liabilities	8 207	7 804	3 763	3 120
Intra-group – NV/PLC	(6 107)	(858)	6 107	858

Shareholders’ equity	11 091	8 173	(1 143)	4 214
Minority interests	40	64	384	368

Total equity	11 131	8 237	(759)	4 582

Total capital employed	13 231	15 183	9 111	8 560

Unilever Annual Report on Form 20-F 2008     137

Financial statements
Notes to the consolidated accounts Unilever Group

35 Guarantor statements
On 18 November 2008, NV and Unilever Capital Corporation (UCC) filed a US Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and Unilever United States, Inc. (UNUS). This supersedes the previous NV and UCC US Shelf registration filed on 2 October 2000, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and UNUS. Of the US Shelf registration, US $2.75 billion of Notes were outstanding at 31 December 2008 (2007: US $2.75 billion; 2006: US $2.75 billion) with coupons ranging from 5.90% to 7.125%. These Notes are repayable between 1 November 2010 and 15 November 2032.
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

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Income statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2008	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Continuing operations:

Turnover	–	–	–	–	40 523	–	40 523

Operating profit	(1)	381	114	(19)	6 692	–	7 167
Finance income	–	1	–	–	105	–	106
Finance costs	(167)	(146)			(193)	–	(506)
Pensions and similar obligations	–	1	–	(27)	169	–	143
Intercompany finance costs	196	42	42	(4)	(276)	–	–
Dividends	–	1 473	1 160	–	(2 633)	–	–
Share of net profit/(loss) of joint ventures	–	–	–	–	125	–	125
Share of net profit/(loss) of associates	–	–	–	–	6	–	6
Other income from non-current investments	–	–	–	–	88	–	88

Profit before taxation	28	1 752	1 316	(50)	4 083	–	7 129
Taxation	(11)	(41)	(134)	(619)	(1 039)	–	(1 844)

Net profit from continuing operations	17	1 711	1 182	(669)	3 044	–	5 285
Net profit from discontinued operations	–	–	–	–	–	–	–
Equity earnings of subsidiaries	–	3 316	3 845	1 637	–	(8 798)	–

Net profit	17	5 027	5 027	968	3 044	(8 798)	5 285

Attributable to:
Minority interest	–	–	–	–	258	–	258
Shareholders’ equity	17	5 027	5 027	968	2 786	(8 798)	5 027

Income statement
for the year ended 31 December 2007

Continuing operations:

Turnover	–	–	–	–	40 187	–	40 187

Operating profit	(1)	23	(36)	(22)	5 281	–	5 245
Finance income	–	4	4	–	139	–	147
Finance costs	(182)	(112)	(1)	–	(262)	–	(557)
Pensions and similar obligations	–	(6)	–	(33)	197	–	158
Intercompany finance costs	201	38	48	(12)	(275)	–	–
Dividends	–	1 536	1 154	–	(2 690)	–	–
Share of net profit/(loss) of joint ventures	–	–	–	–	102	–	102
Share of net profit/(loss) of associates	–	–	–	–	50	–	50
Other income from non-current investments	–	–	–	–	39	–	39

Profit before taxation	18	1 483	1 169	(67)	2 581	–	5 184
Taxation	(7)	(91)	(89)	(52)	(889)	–	(1 128)

Net profit from continuing operations	11	1 392	1 080	(119)	1 692	–	4 056
Net profit from discontinued operations	–	–	–	–	80	–	80
Equity earnings of subsidiaries	–	2 496	2 808	611	–	(5 915)	–

Net profit	11	3 888	3 888	492	1 772	(5 915)	4 136

Attributable to:
Minority interest	–	–	–	–	248	–	248
Shareholders’ equity	11	3 888	3 888	492	1 524	(5 915)	3 888

138      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

35 Guarantor statements (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Income statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2006	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Continuing operations:

Turnover	–	–	–	–	39 642	–	39 642

Operating profit	(1)	(126)	(108)	(16)	5 659	–	5 408
Finance income	–	38	5	1	84	–	128
Finance costs	(169)	(662)	–	–	(59)	–	(890)
Pensions and similar obligations	–	(5)	–	(61)	107	–	41
Intercompany finance costs	187	805	(20)	(29)	(943)	–	–
Dividends	–	1 916	1 337	–	(3 253)	–	–
Share of net profit/(loss) of joint ventures	–	–	–	–	78	–	78
Share of net profit/(loss) of associates	–	–	–	–	36	–	36
Other income from non-current investments	–	–	–	–	30	–	30

Profit before taxation	17	1 966	1 214	(105)	1 739	–	4 831
Taxation	(6)	(119)	16	76	(1 113)	–	(1 146)

Net profit from continuing operations	11	1 847	1 230	(29)	626	–	3 685
Net profit from discontinued operations	–	–	180	–	1 150	–	1 330
Equity earnings of subsidiaries	–	2 898	3 335	567	–	(6 800)	–

Net profit	11	4 745	4 745	538	1 776	(6 800)	5 015

Attributable to:
Minority interest	–	–	–	–	270	–	270
Shareholders’ equity	11	4 745	4 745	538	1 506	(6 800)	4 745

Unilever Annual Report on Form 20-F 2008     139

Financial statements
Notes to the consolidated accounts Unilever Group

35 Guarantor statements (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
Balance sheet as at 31 December 2008	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Goodwill and intangible assets	–	51	23	–	16 017	–	16 091
Property, plant and equipment	–	–	–	1	5 956	–	5 957
Pension asset for funded schemes in surplus	–	–	–	–	425	–	425
Deferred tax assets	–	–	–	777	291	–	1 068
Other non-current assets	–	–	–	15	1 411	–	1 426
Amounts due from group companies after one year	3 960	2 919	–	–	(6 879)	–	–
Net assets of subsidiaries (equity accounted)	–	28 829	12 788	9 534	(30 789)	(20 362)	–

Total non-current assets	3 960	31 799	12 811	10 327	(13 568)	(20 362)	24 967

Inventories	–	–	–	–	3 889	–	3 889
Amounts due from group companies within one year	–	2 570	611	–	(3 181)	–	–
Trade and other current receivables	–	61	(2)	5	3 759	–	3 823
Current tax assets	–	24	–	80	130	–	234
Other financial assets	–	–	–	–	632	–	632
Cash and cash equivalents	(3)	7	–	(4)	2 561	–	2 561
Assets held for sale	–	–	–	–	36	–	36

Total current assets	(3)	2 662	609	81	7 826	–	11 175

Financial liabilities	(1 755)	(772)	–	–	(2 315)	–	(4 842)
Amounts due to group companies within one year	–	(17 181)	(3 351)	–	20 532	–	–
Trade payables and other current liabilities	(24)	(153)	(7)	(18)	(7 622)	–	(7 824)
Current tax liabilities	(11)	(15)	(101)	2	(252)	–	(377)
Provisions	–	–	–	–	(757)	–	(757)
Liabilities associated with assets held for sale	–	–	–	–	–	–	–

Total current liabilities	(1 790)	(18 121)	(3 459)	(16)	9 586	–	(13 800)

Net current assets/(liabilities)	(1 793)	(15 459)	(2 850)	65	17 412	–	(2 625)

Total assets less current liabilities	2 167	16 340	9 961	10 392	3 844	(20 362)	22 342

Financial liabilities due after one year	1 923	3 080	–	(2)	1 362	–	6 363
Amounts due to group companies after one year	–	3 089	–	666	(3 755)	–	–
Pensions and post-retirement healthcare liabilities:	–	–	–	–	–	–
Funded schemes in deficit	–	–	–	449	1 371	–	1 820
Unfunded schemes	–	85	–	712	1 190	–	1 987
Provisions	–	41	–	3	602	–	646
Deferred tax liabilities	–	64	13	–	713	–	790
Other non-current liabilities	–	33	–	122	209	–	364

Total non-current liabilities	1 923	6 392	13	1 950	1 692	–	11 970

Shareholders’ equity attributable to:
NV	–	–	11 091	–	–	(11 091)	–
PLC	–	(1 143)	–	–	–	1 143	–
Called up share capital	–	274	210	–	–	–	484
Share premium account	–	25	96	–	–	–	121
Other reserves	(1)	(4 551)	(1 918)	(101)	(2 479)	2 581	(6 469)
Retained profit	245	15 343	469	8 543	4 207	(12 995)	15 812

Total shareholders’ equity	244	9 948	9 948	8 442	1 728	(20 362)	9 948
Minority interests	–	–	–	–	424	–	424

Total equity	244	9 948	9 948	8 442	2 152	(20 362)	10 372

Total capital employed	2 167	16 340	9 961	10 392	3 844	(20 362)	22 342

140      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

35 Guarantor statements (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
Balance sheet as at 31 December 2007	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Goodwill and intangible assets	–	54	42	–	16 659	–	16 755
Property, plant and equipment	–	–	–	1	6 283	–	6 284
Pension asset for funded schemes in surplus	–	–	–	–	2 008	–	2 008
Deferred tax assets	–	–	–	685	318	–	1 003
Other non-current assets	–	–	–	12	1 312	–	1 324
Amounts due from group companies after one year	3 154	2 250	4	–	(5 408)	–	–
Net assets of subsidiaries (equity accounted)	–	28 915	13 341	8 991	(27 594)	(23 653)	–

Total non-current assets	3 154	31 219	13 387	9 689	(6 422)	(23 653)	27 374

Inventories	–	–	–	–	3 894	–	3 894
Amounts due from group companies within one year	–	848	2 134	–	(2 982)	–	–
Trade and other current receivables	–	80	(3)	–	4 117	–	4 194
Current tax assets	–	38	–	59	270	–	367
Cash and cash equivalents	1	2	–	(2)	1 097	–	1 098
Other financial assets	–	–	–	–	216	–	216
Assets held for sale	–	–	–	–	159	–	159

Total current assets	1	968	2 131	57	6 771	–	9 928

Financial liabilities	(1 024)	–	–	–	(3 142)	–	(4 166)
Amounts due to group companies within one year	–	(17 001)	(2 952)	(1)	19 954	–	–
Trade payables and other current liabilities	(23)	(162)	3	(21)	(7 814)	–	(8 017)
Current tax liabilities	(6)	–	(168)	(3)	(218)	–	(395)
Provisions	–	(24)	–	(1)	(943)	–	(968)
Liabilities associated with assets held for sale	–	–	–	–	(13)	–	(13)

Total current liabilities	(1 053)	(17 187)	(3 117)	(26)	7 824	–	(13 559)

Net current assets/(liabilities)	(1 052)	(16 219)	(986)	31	14 595	–	(3 631)

Total assets less current liabilities	2 102	15 000	12 401	9 720	8 173	(23 653)	23 743

Financial liabilities due after one year	1 899	2 364	–	–	1 220	–	5 483
Amounts due to group companies after one year	–	–	–	–	–	–	–
Pensions and post-retirement healthcare liabilities:	–	–	–	–	–	–	–
Funded schemes in deficit	–	–	–	8	819	–	827
Unfunded schemes	–	134	–	725	1 411	–	2 270
Provisions	–	–	–	1	693	–	694
Deferred tax liabilities	–	63	14	–	1 136	–	1 213
Other non-current liabilities	–	52	–	104	281	–	437

Total non-current liabilities	1 899	2 613	14	838	5 560	–	10 924

Shareholders’ equity attributable to:
NV	–	–	8 173	–	–	(8 173)	–
PLC	–	4 214	–	–	–	(4 214)	–
Called up share capital	–	274	210	–	–	–	484
Share premium account	–	25	128	–	–	–	153
Other reserves	(9)	(2 529)	(883)	(417)	(613)	1 039	(3 412)
Retained profit	212	10 403	4 759	9 299	2 794	(12 305)	15 162

Total shareholders’ equity	203	12 387	12 387	8 882	2 181	(23 653)	12 387
Minority interests	–	–	–	–	432	–	432

Total equity	203	12 387	12 387	8 882	2 613	(23 653)	12 819

Total capital employed	2 102	15 000	12 401	9 720	8 173	(23 653)	23 743

Unilever Annual Report on Form 20-F 2008     141

Financial statements
Notes to the consolidated accounts Unilever Group

35 Guarantor statements (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Cash flow statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2008	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Cash flow from operating activities	–	73	(527)	568	5 212	–	5 326
Income tax paid	–	(10)	(162)	(533)	(750)	–	(1 455)

Net cash flow from operating activities	–	63	(689)	35	4 462	–	3 871

Interest received	196	3	31	–	151	(276)	105
Net capital expenditure	–	(2)	–	2	(1 099)	–	(1 099)
Acquisitions and disposals	–	–	–	–	2 265	–	2 265
Other investing activities	–	(675)	(2 665)	–	843	2 641	144

Net cash flow from/(used in) investing activities	196	(674)	(2 634)	2	2 160	2 365	1 415

Dividends paid on ordinary share capital	–	297	271	–	(2 654)	–	(2 086)
Interest and preference dividends paid	(166)	(111)	–	(4)	(482)	276	(487)
Change in borrowings and finance leases	(34)	1 490	3 315	–	(1 080)	(2 641)	1 050
Share buy-back programme	–	(1 225)	(278)	–	–	–	(1 503)
Other movement in treasury stocks	–	165	15	(40)	(37)	–	103
Other finance activities	–	–	–	–	(207)	–	(207)

Net cash flow from/(used in) financing activities	(200)	616	3 323	(44)	(4 460)	(2 365)	(3 130)

Net increase/(decrease) in cash and cash equivalents	(4)	5	–	(7)	2 162	–	2 156

Cash and cash equivalents at the beginning of the year	1	2	–	(2)	900	–	901

Effect of foreign exchange rate changes	–	–	–	5	(702)	–	(697)

Cash and cash equivalents at the end of the year	(3)	7	–	(4)	2 360	–	2 360

Cash flow statement for the year ended 31 December 2007

Cash flow from operating activities	(8)	(10)	(54)	(67)	5 327	–	5 188
Income tax paid	–	(131)	(21)	(58)	(1 102)	–	(1 312)

Net cash flow from operating activities	(8)	(141)	(75)	(125)	4 225	–	3 876

Interest received	201	33	54	–	131	(273)	146
Net capital expenditure	–	(14)	–	2	(971)	–	(983)
Acquisitions and disposals	–	–	–	–	(50)	–	(50)
Other investing activities	(921)	1 375	(84)	190	(706)	410	264

Net cash flow from/(used in) investing activities	(720)	1 394	(30)	192	(1 596)	137	(623)

Dividends paid on ordinary share capital	–	357	232	–	(2 771)	–	(2 182)
Interest and preference dividends paid	(177)	(95)	(1)	(12)	(540)	273	(552)
Change in borrowings and finance leases	906	(6)	(235)	–	1 083	(410)	1 338
Share buy-back programme	–	(1 500)	–	–	–	–	(1 500)
Other movement in treasury stocks	–	291	105	(57)	103	–	442
Other finance activities	–	(305)	–	–	(250)	–	(555)

Net cash flow from/(used in) financing activities	729	(1 258)	101	(69)	(2 375)	(137)	(3 009)

Net increase/(decrease) in cash and cash equivalents	1	(5)	(4)	(2)	254	–	244

Cash and cash equivalents at the beginning of the year	–	7	4	(5)	704	–	710

Effect of foreign exchange rate changes	–	–	–	5	(58)	–	(53)

Cash and cash equivalents at the end of the year	1	2	–	(2)	900	–	901

142      Unilever Annual Report on Form 20-F 2008

Financial statements
Notes to the consolidated accounts Unilever Group

35 Guarantor statements (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Cash flow statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2006	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Cash flow from operating activities	1	(336)	(17)	(408)	6 334	–	5 574
Income tax paid	–	(163)	42	(33)	(909)	–	(1 063)

Net cash flow from operating activities	1	(499)	25	(441)	5 425	–	4 511

Interest received	187	995	5	–	33	(1 095)	125
Net capital expenditure	–	(28)	–	(3)	(903)	–	(934)
Acquisitions and disposals	–	–	212	–	1 565	–	1 777
Other investing activities	(324)	3 799	–	480	(7 302)	3 534	187

Net cash flow from/(used in) investing activities	(137)	4 766	217	477	(6 607)	2 439	1 155

Dividends paid on ordinary share capital	–	460	154	–	(3 216)	–	(2 602)
Interest and preference dividends paid	(170)	(349)	(20)	(28)	(1 133)	1 095	(605)
Change in borrowings and finance leases	274	(4 621)	(420)	–	5 020	(3 534)	(3 281)
Movement on treasury stock	–	88	48	(15)	(23)	–	98
Other finance activities	–	–	–	–	(182)	–	(182)

Net cash flow from/(used in) financing activities	104	(4 422)	(238)	(43)	466	(2 439)	(6 572)

Net increase/(decrease) in cash and cash equivalents	(32)	(155)	4	(7)	(716)	–	(906)

Cash and cash equivalents at the beginning of the year	35	162	–	(3)	1 071	–	1 265

Effect of foreign exchange rate changes	(3)	–	–	5	349	–	351

Cash and cash equivalents at the end of the year	–	7	4	(5)	704	–	710

Unilever Annual Report on Form 20-F 2008     143

Financial statements
Selected financial data Unilever Group

Selected financial data under IFRS
In the schedules below, figures within the income statement and for earnings per share reflect the classification between continuing and discontinued operations, which has applied for our reporting during 2006, 2007 and 2008. Figures for 2005 and 2004 also reflect this classification, and therefore differ from those originally published for those years.

	€ million	€ million	€ million	€ million	€ million
Consolidated income statement	2008	2007	2006	2005	2004

Continuing operations:
Turnover	40 523	40 187	39 642	38 401	37 168
Operating profit	7 167	5 245	5 408	5 074	3 981
Net finance costs	(257)	(252)	(721)	(613)	(623)
Income from non-current investments	219	191	144	55	95

Profit before taxation	7 129	5 184	4 831	4 516	3 453
Taxation	(1 844)	(1 128)	(1 146)	(1 181)	(725)

Net profit from continuing operations	5 285	4 056	3 685	3 335	2 728
Net profit from discontinued operations	–	80	1 330	640	213

Net profit	5 285	4 136	5 015	3 975	2 941
Attributable to:
Minority interests	258	248	270	209	186
Shareholders’ equity	5 027	3 888	4 745	3 766	2 755

	€	€	€	€	€
Combined earnings per share(a)	2008	2007	2006	2005	2004

Continuing operations:
Basic earnings per share	1.79	1.32	1.19	1.07	0.87
Diluted earnings per share	1.73	1.28	1.15	1.04	0.84
Total operations:
Basic earnings per share	1.79	1.35	1.65	1.29	0.94
Diluted earnings per share	1.73	1.31	1.60	1.25	0.91

	€ million	€ million	€ million	€ million	€ million
Consolidated balance sheet	2008	2007	2006	2005	2004

Non-current assets	24 967	27 374	27 571	28 358	26 368
Current assets	11 175	9 928	9 501	11 142	10 490
Current liabilities	(13 800)	(13 559)	(13 884)	(15 394)	(14 186)

Total assets less current liabilities	22 342	23 743	23 188	24 106	22 672

Non-current liabilities	11 970	10 924	11 516	15 341	15 043
Shareholders’ equity	9 948	12 387	11 230	8 361	7 264
Minority interests	424	432	442	404	365

Total equity	10 372	12 819	11 672	8 765	7 629

Total capital employed	22 342	23 743	23 188	24 106	22 672

	€ million	€ million	€ million	€ million	€ million
Consolidated cash flow statement	2008	2007	2006	2005	2004

Net cash flow from operating activities	3 871	3 876	4 511	4 353	5 547
Net cash flow from/(used in) investing activities	1 415	(623)	1 155	515	(120)
Net cash flow from/(used in) financing activities	(3 130)	(3 009)	(6 572)	(4 821)	(5 938)

Net increase/(decrease) in cash and cash equivalents	2 156	244	(906)	47	(511)
Cash and cash equivalents at the beginning of the year	901	710	1 265	1 406	1 428
Effect of foreign exchange rates	(697)	(53)	351	(188)	489

Cash and cash equivalents at the end of the year	2 360	901	710	1 265	1 406

Ratios and other metrics	2008	2007	2006	2005	2004

Operating margin (%)	17.7	13.1	13.6	13.2	10.7
Net profit margin (%)(b)	12.4	9.7	12.0	9.8	7.4
Ungeared free cash flow (€ million)(c)	3 236	3 769	4 222	4 011	5 346
Return on invested capital (%)(d)	15.7	12.7	14.6	12.5	10.7
Ratio of earnings to fixed charges (times)(e)	11.7	8.3	7.5	6.5	5.1

(a)	For the basis of the calculations of combined earnings per share see note 7 on page 96.
(b)	Net profit margin is expressed as net profit attributable to shareholders’ equity as a percentage of turnover from continuing operations.
(c)	Ungeared free cash flow is a non-GAAP measure and is defined and described on page 41.
(d)	Return on invested capital is a non-GAAP measure and is defined and described on page 42.
(e)	In the ratio of earnings to fixed charges, earnings consist of net profit from continuing operations excluding net profit or loss of joint ventures and associates increased by fixed charges, income taxes and dividends received from joint ventures and associates. Fixed charges consist of interest payable on debt and a portion of lease costs determined to be representative of interest. This ratio takes no account of interest receivable although Unilever’s treasury operations involve both borrowing and depositing funds.
144      Unilever Annual Report on Form 20-F 2008

Financial statements
Selected financial data Unilever Group

Selected financial data under IFRS (continued)

	€ million	€ million	€ million	€ million	€ million
By geographical area	2008	2007	2006	2005	2004

Turnover
Western Europe	12 853	13 327	13 322	13 412	13 900
The Americas	13 199	13 442	13 779	13 179	12 296
Asia Africa CEE	14 471	13 418	12 541	11 810	10 972

	40 523	40 187	39 642	38 401	37 168

Operating profit
Western Europe	2 521	1 563	1 787	1 942	1 989
The Americas	2 945	1 971	2 178	1 719	896
Asia Africa CEE	1 701	1 711	1 443	1 413	1 096

	7 167	5 245	5 408	5 074	3 981

Total assets
Western Europe	12 094	12 960	12 855	13 647	14 144
The Americas	9 997	10 878	11 564	12 569	11 486
Asia Africa CEE	8 226	8 034	7 518	7 837	5 811
Corporate	5 825	5 430	5 135	5 447	5 417

	36 142	37 302	37 072	39 500	36 858

Capital expenditure
Western Europe	428	586	401	395	448
The Americas	397	342	396	305	297
Asia Africa CEE	655	497	404	350	354

	1 480	1 425	1 201	1 050	1 099

Amounts for 2004 to 2007 have been restated to reflect the change in regional organisation (see page 89).

	€ million	€ million	€ million	€ million	€ million
By operation	2008	2007	2006	2005	2004

Turnover
Foods	21 926	21 588	21 345	20 889	20 566
Home and Personal Care	18 597	18 599	18 297	17 512	16 602

	40 523	40 187	39 642	38 401	37 168

Operating profit
Foods	4 131	2 868	2 893	2 635	1 850
Home and Personal Care	3 036	2 377	2 515	2 439	2 131

	7 167	5 245	5 408	5 074	3 981

Total assets
Foods	23 019	24 381	24 973	26 798	25 382
Home and Personal Care	7 298	7 491	6 964	7 255	6 059
Corporate	5 825	5 430	5 135	5 447	5 417

	36 142	37 302	37 072	39 500	36 858

Capital expenditure
Foods	878	801	714	572	588
Home and Personal Care	602	624	487	478	511

	1 480	1 425	1 201	1 050	1 099

Unilever Annual Report on Form 20-F 2008     145

Financial statements
Selected financial data Unilever Group

Exchange rates
The information in the following table is based on exchange rates between euros and US dollars and between euros and sterling. These translation rates were used in preparation of the accounts:

	2008	2007	2006	2005	2004

Year end
€1 = US $	1.4170	1.471	1.317	1.184	1.366
€1 = £	0.9773	0.734	0.671	0.686	0.707

Annual average
€1 = US $	1.4680	1.364	1.254	1.244	1.238
€1 = £	0.7880	0.682	0.682	0.684	0.678

Noon Buying Rates in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were as follows:

	2008	2007	2006	2005	2004

Year end
€1 = US $	1.3919	1.460	1.320	1.184	1.354

Annual average
€1 = US $	1.4726	1.371	1.256	1.245	1.239

High
€1 = US $	1.6010	1.486	1.333	1.348	1.363

Low
€1 = US $	1.2446	1.290	1.186	1.167	1.180

High and low exchange rate values for each of the last six months:

	September	October	November	December	January	February
	2008	2008	2008	2008	2009	2009

High
€1 = US $	1.4737	1.4058	1.3039	1.4358	1.3946	1.3064

Low
€1 = US $	1.3939	1.2446	1.2525	1.2634	1.2804	1.2547

On 27 February 2009, the exchange rates between euros and US dollars and between euros and sterling were as follows: €1.00 = US $1.2662 and €1.00 = £ 0.8869.
146      Unilever Annual Report on Form 20-F 2008

Financial statements
Principal group companies and non-current investments Unilever Group as at 31 December 2008
The companies listed below and on page 141 are those which, in the opinion of the Directors, principally affect the amount of profit and assets shown in the Unilever Group accounts. The Directors consider that those companies not listed are not significant in relation to Unilever as a whole.
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
As a result of restructurings in 2008 there was a realignment in the relative ownership of Belgium, Austria, Poland, Switzerland, Canada, and Indonesia between NV and PLC at book or fair value.
The percentage of Unilever’s shareholdings held either directly or indirectly by NV and PLC are identified in the tables according to the following code:

NV 100%	a
PLC 100%	b
NV 56%; PLC 44%	c
NV 66%; PLC 34%	d
NV 17%; PLC 83%	e
NV 26%; PLC 74%	f
NV 18%; PLC 82%	g
NV 65%; PLC 35%	h
NV 67%; PLC 33%	i

Due to the inclusion of certain partnerships in the consolidated group accounts of Unilever, para 264(b) of the German trade law grants an exemption from the duty to prepare individual statutory financial statements and management reports in accordance with the requirements for limited liability companies and to have these audited and published.
Group companies

%		Ownership

Argentina
	Unilever de Argentina S.A.	d

Australia
	Unilever Australia Ltd.	b

Belgium
	Unilever Belgium BVBA/SPRL (Unibel)	a

Brazil
	Unilever Brasil Ltda.	d

Canada
	Unilever Canada Inc.	d

Chile
	Unilever Chile Home and Personal Care Ltda.	d

China
	Unilever Services (He Fei) Co Limited	a

France
99	Unilever France	d

Group companies (continued)

%		Ownership

Germany
	Maizena Grundstücksverwaltung GmbH & Co. OHG	h
	Pfanni GmbH & Co. OHG Stavenhagen	d
	Pfanni Werke Grundstücksverwaltung GmbH & Co. OHG	h
	UBG Vermietungs GmbH & Co. OHG	i
	Unilever Deutschland GmbH	d
	Unilever Deutschland Holding GmbH	d
	Unilever Deutschland Immobilien Leasing GmbH & Co. OHG	i
	Unilever Deutschland Produktions GmbH & Co. OHG	d
	Wizona IPR GmbH & Co. OHG	d

Greece
	Elais Unilever Hellas SA	a

India
52	Hindustan Unilever Ltd.	b

Indonesia
85	P.T. Unilever Indonesia Tbk	d

Italy
	Unilever Italia SrL	d

Japan
	Unilever Japan KK	a

Mexico
	Unilever de México S. de R.L. de C.V.	d

The Netherlands
	Mixhold B.V.	d
	Unilever Finance International B.V.	a
Unilever N.V.(a)
	Unilever Nederland B.V.	a
	UNUS Holding B.V.	c

Poland
	Unilever Polska S.A.	a

Russia
	Unilever Rus	g

South Africa
74	Unilever South Africa (Pty) Limited	f

Spain
	Unilever España S.A.	a

Sweden
	Unilever Sverige AB	a

Switzerland
	Unilever Supply Chain Company AG	a
	Unilever Schweiz GmbH	a

Thailand
	Unilever Thai Trading Ltd.	d

(a)	See ‘Basis of consolidation’ in note 1 on page 84.

Unilever Annual Report on Form 20-F 2008     147

Financial statements
Principal group companies and non-current investments Unilever Group as at 31 December 2008
Group companies (continued)

%		Ownership

Turkey
	Unilever Sanayi ve Ticaret Türk A.Ş.	b

United Kingdom
	Unilever UK Ltd.	e
Unilever PLC(a)
	Unilever UK Holdings Ltd.	b
	Unilever UK & CN Holdings Ltd.	e

United States of America
	Conopco, Inc.	c
	Unilever Capital Corporation	c
	Unilever United States, Inc.	c

(a)	See ‘Basis of consolidation’ in note 1 on page 84
Joint ventures

%		Ownership

Portugal
55	Unilever Jerónimo Martins, Lda	b

United States of America
50	Pepsi/Lipton Partnership	c

Associates

%		Ownership

United Kingdom
40	Langholm Capital Partners L.P.	b

United States of America
33	JohnsonDiversey Holdings, Inc.	a

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

148      Unilever Annual Report on Form 20-F 2008

Shareholder information
Shareholder information

Analysis of shareholding
Significant shareholders of NV
As far as we are aware the only holders of more than 5% (as referred to in the Act on Financial Supervision in the Netherlands) in the NV share capital (apart from the Foundation Unilever NV Trust Office, see page 54, and shares held in treasury by NV, see page 53) are ING Groep N.V. (‘ING’), Fortis Verzekeringen Nederland N.V. (‘Fortis’) and AEGON N.V. (‘AEGON’).
The voting rights of such shareholders are the same as for other holders of the class of share indicated. The three shareholders have each notified the Netherlands Authority for the Financial Markets (AFM) of their holdings. Detailed below are the interests in NV shares provided to the Company by ING, Fortis and AEGON in the second half of 2008. All interests are mainly held in cumulative preference shares.
ING
•	21 495 091 (1.25%) ordinary shares (€3 439 215)

•	20 665 (71.26%) 7% cumulative preference shares (€8 856 399)

•	74 088 (46.0%) 6% cumulative preference shares (€31 751 894)

•	504 440 (67.26%) 4% cumulative preference shares (€21 620 298)
Fortis
•	2 763 379 (0.16%) ordinary shares (€442 141)

•	46 000 (28.56%) 6% cumulative preference shares (€19 714 220)
AEGON
•	1 940 019 (0.11%) ordinary shares (€310 403)

•	4 995 (17.22%) 7% cumulative preference shares (€2 140 707)

•	29 540 (18.34%) 6% cumulative preference shares (€12 659 957)

•	157 106 (20.95%) 4% cumulative preference shares (€6 733 563)
Between 1 January 2006 and 31 December 2008, ING and AEGON have held more than 5% in the share capital of NV. As from July 2007 Fortis Utrecht N.V. and subsequently Fortis have held more than 5% in the share capital of NV.
Significant shareholders of PLC
The following table gives notified details of shareholders who held more than 3% of, or 3% of voting rights attributable to, PLC’s shares or deferred stock (excluding treasury shares) on 27 February 2009. The voting rights of such shareholders are the same as for other holders of the class of share indicated.

		Number of	Approximate
Title of class	Name of holder	shares held	% held

Deferred Stock	Naamlooze Vennootschap Elma	50 000	50
	United Holdings Limited	50 000	50
Ordinary shares	Trustees of the Leverhulme Trust and the Leverhulme Trade Charities Trust	70 566 764	5
	Legal & General Group plc	54 184 916	4
	Barclays PLC	40 319 254	3

Between 1 January 2006 and 31 December 2008, Barclays PLC, The Capital Group Companies, Inc. and Legal & General Group plc have held more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary shares. During this period, and as notified, certain of these holdings reduced to below the reporting 3% threshold. The table above sets out the notifiable interest of shares or voting rights attributable to PLC as at 27 February 2009.
Controlling security holders
To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, any foreign government or by any other legal or natural person. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of us.
Unilever Annual Report on Form 20-F 2008      149

Shareholder information
Shareholder information continued

Analysis of shareholding (continued)
Analysis of PLC registered holdings
At 31 December 2008 PLC had 62 188 ordinary shareholdings.
The following table analyses the registered holdings of PLC’s 3 1/9p ordinary shares at 31 December 2008:

	Number		Total
Number of shares	of holdings	%	shares held	%

1 – 1 000	40 621	65.32	16 500 716	1.26
1 001 – 2 500	12 665	20.37	20 199 247	1.54
2 501 – 5 000	4 941	7.94	17 322 908	1.32
5 001 – 10 000	1 983	3.19	13 581 579	1.04
10 001 – 25 000	821	1.32	12 284 547	0.94
25 001 – 50 000	296	0.48	10 322 416	0.79
50 001 – 100 000	215	0.35	15 514 392	1.18
100 001 –1 000 000	483	0.77	163 878 572	12.51
Over 1 000 000	163	0.26	1 040 551 984	79.42

	62 188	100.00	1 310 156 361	100.00

Share purchases during 2008

				€ million
			Of which, numbers of	Maximum value that
			shares purchased	may yet be purchased
	Total number of	Average price	as part of publicly	as part of publicly
	shares purchased	paid per share	announced plans(a)	announced plans

January	–	–	–	–
February	15 530 405	€20.98	15 530 405	1 174
March	13 479 567	€20.41	13 436 219	900
April	7 510 000	€21.26	7 510 000	740
May	7 208 151	€21.25	7 200 000	587
June	9 897 839	€19.63	9 897 839	393
July	21 788 953	€18.04	21 788 953	–
August	–	–	–	–
September	–	–	–	–
October	–	–	–	–
November	–	–	–	–
December	–	–	–	–

Total	75 414 915	€19.91	75 363 416	–

(a)	Shares were also purchased to satisfy commitments to deliver shares under our share-based plans as described in note 29 on pages 133 and 134.
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
150      Unilever Annual Report on Form 20-F 2008

Shareholder information
Shareholder information continued

Nature of the trading market
The principal trading markets upon which Unilever shares are listed are Euronext Amsterdam for NV depositary receipts of ordinary and preference shares and the London Stock Exchange for PLC ordinary shares. NV ordinary shares mainly trade in the form of depositary receipts for shares.
In the United States, NV New York Registry Shares and PLC American Depositary Receipts are traded on the New York Stock Exchange. Citibank, N.A. acts for NV and PLC as issuer, transfer agent and, in respect of the PLC American Depositary Receipts, depositary.
There have not been any significant trading suspensions in the past three years.
At 27 February 2009 there were 5 976 registered holders of NV New York Registry Shares and 846 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 17% of NV’s ordinary shares were held in the United States (approximately 18% in 2007), while most holders of PLC ordinary shares are registered in the United Kingdom – approximately 99% in 2008 and in 2007.
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
If you are a shareholder of NV, you have an interest in a Dutch legal entity, your dividends will be paid in euros (converted into US dollars if you have shares registered in the United States) and you may be subject to tax in the Netherlands. If you are a shareholder of PLC, your interest is in a UK legal entity, your dividends will be paid in sterling (converted into US dollars if you have American Depositary Receipts) and you may be subject to UK tax. Nevertheless, the Equalisation Agreement means that as a shareholder of either company you effectively have an interest in the whole of Unilever. You have largely equal rights over our combined net profit and capital reserves as shown in the consolidated accounts. See Taxation for US persons on pages 153 and 154 and Equalisation Agreement on pages 51 and 52.
As announced on 5 February 2009, at the 2009 AGMs and at separate Meetings of Ordinary Shareholders we will be proposing resolutions to authorise the Directors to modify the Equalisation Agreement to facilitate the payment of quarterly dividends from 2010 onwards. This will allow us to change to a simpler and more transparent dividend practice for the Unilever Group. These changes will result in more frequent payments to shareholders, and better align with the cash flow generation of the business.
The high and low trading prices for the separate stock exchange listings are shown in the tables on the following page.

Unilever Annual Report on Form 20-F 2008  151

Shareholder information
Shareholder information continued

Nature of the trading market (continued)
Share prices at 31 December 2008
The share price of the ordinary shares at the end of the year were as follows:

NV per €0.16 ordinary share in Amsterdam	€17.34

NV per €0.16 ordinary share in New York	$24.55

PLC per 3 1/9p ordinary share in London	£15.79

PLC per American Depositary Receipt in New York	$23.02

Monthly high and low prices for the most recent six months:

		September	October	November	December	January	February
		2008	2008	2008	2008	2009	2009

NV per €0.16 ordinary share in Amsterdam (in €)	High	20.85	20.55	19.94	18.36	18.45	17.48
	Low	18.61	16.20	17.40	16.67	17.00	14.99

NV per €0.16 ordinary share in New York (in US $)	High	29.68	28.77	25.90	25.53	25.25	23.02
	Low	27.02	21.67	21.78	21.27	21.90	18.80

PLC per 3 1/9p ordinary share in London (in £)	High	16.30	16.01	15.27	15.99	16.87	15.52
	Low	14.37	12.49	13.74	13.92	15.19	13.37

PLC per American Depositary Receipt in New York (in US $)	High	28.93	28.35	24.48	23.91	24.08	22.57
	Low	26.15	20.40	20.22	20.82	21.78	18.96

Quarterly high and low prices for 2008 and 2007

			2008	1st	2nd	3rd	4th

NV per €0.16 ordinary share in Amsterdam (in €)			High	25.61	22.30	20.85	20.55
			Low	19.86	17.60	17.10	16.20

NV per €0.16 ordinary share in New York (in US $)			High	37.18	34.53	30.37	28.77
			Low	29.94	27.90	26.81	21.27

PLC per 3 1/9p ordinary share in London (in £)			High	19.47	17.86	16.30	16.01
			Low	15.16	13.85	13.35	12.49

PLC per American Depositary Receipt in New York (in US $)			High	38.02	34.89	30.21	28.35
			Low	29.90	27.71	26.15	20.22

			2007	1st	2nd	3rd	4th

NV per €0.16 ordinary share in Amsterdam (in €)			High	21.96	23.94	24.64	25.72
			Low	18.89	21.32	20.70	21.22

NV per €0.16 ordinary share in New York (in US $)			High	29.33	32.39	33.73	37.31
			Low	24.94	28.63	28.11	30.08

PLC per 3 1/9p ordinary share in London (in £)			High	15.41	16.74	17.22	19.24
			Low	13.20	14.95	14.49	15.15

PLC per American Depositary Receipt in New York (in US $)			High	30.16	33.31	34.86	38.25
			Low	25.57	29.64	28.95	31.11

Annual high and low prices

			2008	2007	2006	2005	2004

NV per €0.16 ordinary share in Amsterdam (in €)		High	25.61	25.72	20.84	20.27	19.92
		Low	16.20	18.89	16.53	16.13	14.80

NV per €0.16 ordinary share in New York (in US $)		High	37.18	37.31	27.32	24.02	24.80
		Low	21.27	24.94	20.72	20.89	18.94

PLC per 3 1/9p ordinary share in London (in £)		High	19.47	19.24	14.28	13.39	12.80
		Low	12.49	13.20	11.25	10.83	9.85

PLC per American Depositary Receipt in New York (in US $)		High	38.02	38.25	27.95	23.67	24.17
		Low	20.22	25.57	20.66	20.34	18.22

We make no representation that ordinary shares or American Depositary Receipts could have been sold at the above prices at any time during 2008 or at any time in the future. Our stock prices fluctuate based on market and other factors. See ‘Outlook and risks’ on pages 25 to 28.
152  Unilever Annual Report on Form 20-F 2008

Shareholder information
Shareholder information continued

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

Unilever Annual Report on Form 20-F 2008  153

Shareholder information
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

154  Unilever Annual Report on Form 20-F 2008

Shareholder information
Shareholder information continued

Dividend record
Our interim ordinary dividends are normally announced in November and paid in December. Final ordinary dividends are normally proposed in February and, if approved by shareholders at the Annual General Meetings, paid in June.
The following tables show the dividends paid by NV and PLC for the last five years, expressed in terms of the revised share denominations which became effective from 22 May 2006. Dividends have been translated into US dollars at the exchange rates prevailing on the dates of declaration of the dividend with the exception of the proposed final dividend for 2008 (see below). Differences between the amounts ultimately received by US holders of NV and PLC shares are the result of changes in exchange rate between the equalisation of the dividends and the date of payment.
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
Final dividends for 2008 are payable on 18 June 2009, subject to approval at the AGMs. For purposes of illustration, the amounts payable in respect of NV New York Registry Shares and PLC ADRs have been translated in the table below at rates of exchange on 4 February 2009, which was the day before the date on which the proposed dividends were announced. The actual amounts payable in US dollars will be calculated by reference to the exchange rates on the day on which the dividends are approved (14 May 2009 in the case of NV and 13 May 2009 in the case of PLC).
The dividend timetable for 2008 is shown on page 158.
NV Dividends

		2008	2007	2006	2005	2004

Interim dividend per €0.16	(Euros)	0.2600	0.2500	0.2300	0.2200	0.2100
Final dividend per €0.16	(Euros)	–	0.5000	0.4700	0.4400	0.4200
Proposed final dividend per €0.16	(Euros)	0.5100	–	–	–	–
One-off dividend per €0.16	(Euros)	–	–	0.2600	–	–

Interim dividend per €0.16 (US Registry)	(US dollars)	0.3320	0.3612	0.2934	0.2638	0.2685
Final dividend per €0.16 (US Registry)	(US dollars)	–	0.7737	0.6363	0.5613	0.5399
Proposed final dividend per €0.16 (US Registry)	(US dollars)	0.6537	–	–	–	–
One-off dividend per €0.16 (US Registry)	(US dollars)	–	–	0.3316	–	–

PLC Dividends

		2008	2007	2006	2005	2004

Interim dividend per 3 1/9p	(Pounds)	0.2055	0.1700	0.1562	0.1504	0.1407
Final dividend per 3 1/9p	(Pounds)	–	0.3411	0.3204	0.3009	0.2849
Proposed final dividend per 3 1/9p	(Pounds)	0.4019	–	–	–	–
One-off dividend per 3 1/9p	(Pounds)	–	–	0.1766	–	–

Interim dividend per 3 1/9p (US Registry)	(US dollars)	0.3301	0.3525	0.2983	0.2655	0.2586
Final dividend per 3 1/9p (US Registry)	(US dollars)	–	0.6615	0.6357	0.5583	0.5366
Proposed final dividend per 3 1/9p (US Registry)	(US dollars)	0.5780	–	–	–	–
One-off dividend per 3 1/9p (US Registry)	(US dollars)	–	–	0.3372	–	–

As announced on 5 February 2009, at the 2009 AGMs and at separate Meetings of Ordinary Shareholders we will be proposing resolutions to authorise the Directors to modify the Equalisation Agreement to facilitate the payment of quarterly dividends from 2010 onwards. This will allow us to change to a simpler and more transparent dividend practice for the Unilever group. These changes will result in more frequent payments to shareholders, and better align with the cash flow generation of the business.
Unilever Annual Report on Form 20-F 2008     155

Shareholder information
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

156     Unilever Annual Report on Form 20-F 2008

Shareholder information
Shareholder information (continued)

Cross reference to Form 20-F

PART I

1	Identity of directors, senior management and advisers	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
3A	Selected financial data	122, 144-146, 155
3B	Capitalisation and indebtedness	n/a
3C	Reasons for the offer and use of proceeds	n/a
3D	Risk factors	25-27, 108-113

4	Information on the company
4A	History and development of the company	Inside front cover, 4-8, 20-24, 29-44, 128-129, 157-159
4B	Business overview	1-3, 20-24, 29-43, 89-92
4C	Organisational structure	44, 147-148
4D	Property, plant and equipment	24, 99-100

4A	Unresolved staff comments	n/a

5	Operating and financial review and prospects
5A	Operating results	6-8, 29-43, 85-86, 108-113
5B	Liquidity and capital resources	35-43, 78, 99, 103-114, 125-127
5C	Research and development, patents and licences, etc.	20-24, 29-34, 93
5D	Trend information	4-8, 20-43
5E	Off balance sheet arrangements	36, 108-113
5F	Tabular disclosure of contractual obligations	36-37
5G	Safe harbour	Inside front cover, inside back cover

6	Directors, senior management and employees
6A	Directors and senior management	18-19, 46-58
6B	Compensation	60-73, 94, 115-120, 133-135
6C	Board practices	4-5, 44-74
6D	Employees	23-24, 94
6E	Share ownership	60, 73, 133-135

7	Major shareholders and related party transactions
7A	Major shareholders	54, 149-150
7B	Related party transactions	22, 135
7C	Interests of experts and counsel	n/a

8	Financial information
8A	Consolidated statements and other financial information	4-5, 80-146, 155, 158
8B	Significant changes	38, 136

9	The offer and listing
9A	Offer and listing details	151-152
9B	Plan of distribution	n/a
9C	Markets	Inside front cover, 151-158
9D	Selling shareholders	n/a
9E	Dilution	n/a
9F	Expenses of the issue	n/a

10	Additional information
10A	Share capital	n/a
10B	Memorandum and articles of association	44-57, 105, 122
10C	Material contracts	37-38, 44, 51-53
10D	Exchange controls	150
10E	Taxation	153-154
10F	Dividends and paying agents	n/a
10G	Statement by experts	n/a
10H	Documents on display	159
10I	Subsidiary information	n/a

11	Quantitative and qualitative disclosures about market risk	25-28, 103-114

12	Description of securities other than equity securities	n/a

PART II

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	n/a

15	Controls and procedures	28, 78-80

16	Reserved
16A	Audit Committee financial expert	48
16B	Code of Ethics	28, 57
16C	Principal accountant fees and services	74, 136
16D	Exemptions from the Listing Standards for Audit Committees	n/a
16E	Purchases of equity securities by the issuer and affiliated purchasers	150
16F	Change in Registrant’s Certifying Accountant	n/a
16G	Corporate governance	18-19, 44-76

PART III

17	Financial statements	n/a

18	Financial statements	80-143

19	Exhibits*
*Filed with the United States Securities and Exchange Commission.
Unilever’s agent in the United States is Mr R Soiefer, Senior Vice-President, General Counsel and Secretary, Unilever United States, Inc., 700 Sylvan Avenue, Englewood Cliffs, NJ 07632.
Unilever encourages you to read the entire Annual Report on Form 20-F as it may contain information that may be important to you.

Unilever Annual Report on Form 20-F 2008     157

Shareholder information
Shareholder information continued

Financial calendar

Annual General Meetings

PLC	11.00am 13 May 2009 London

NV	10.30am 14 May 2009 Rotterdam

Announcements of results

First Quarter	7 May 2009	Third Quarter	5 November 2009
First Half Year	6 August 2009	Final for Year	4 February 2010

Final ordinary dividends for 2008
Announced 5 February 2009 and to be declared 13 May 2009 (PLC) and 14 May 2009 (NV).

	Ex-dividend	Record	Payment
	date	date	date

NV	18 May 2009	20 May 2009	18 June 2009
PLC	20 May 2009	22 May 2009	18 June 2009
NV – New York Registry Shares	18 May 2009	20 May 2009	18 June 2009
PLC – American Depositary Receipts	20 May 2009	22 May 2009	18 June 2009

Interim dividends for 2009
To be announced 5 November 2009.

	Ex-dividend	Record	Payment
	date	date	date

NV	18 November 2009	20 November 2009	16 December 2009
PLC	18 November 2009	20 November 2009	16 December 2009
NV – New York Registry Shares	18 November 2009	20 November 2009	16 December 2009
PLC – American Depositary Receipts	18 November 2009	20 November 2009	16 December 2009

Preferential dividends – NV

		Ex-dividend	Record	Payment
	Announced	date	date	date

4% Cumulative Preference	4 December 2009	7 December 2009	9 December 2009	4 January 2010
6% Cumulative Preference	4 September 2009	7 September 2009	9 September 2009	1 October 2009
7% Cumulative Preference	4 September 2009	7 September 2009	9 September 2009	1 October 2009

As announced on 5 February 2009, at the 2009 AGMs and at separate Meetings of Ordinary Shareholders we will be proposing resolutions to authorise the Directors to modify the Equalisation Agreement to facilitate the payment of quarterly dividends from 2010 onwards. This will allow us to change to a simpler and more transparent dividend practice for the Unilever Group. These changes will result in more frequent payments to shareholders, and better align with the cash flow generation of the business.
Contact details

Rotterdam	London

Unilever N.V.	Unilever PLC
Investor Relations Department	Investor Relations Department
Weena 455, PO Box 760	Unilever House
3000 DK Rotterdam	100 Victoria Embankment
The Netherlands	London EC4Y 0DY
United Kingdom

Telephone +44 (0)20 7822 6830	Telephone +44 (0)20 7822 6830
Telefax +44 (0)20 7822 5754	Telefax +44 (0)20 7822 5754

Any queries can also be sent to us electronically via www.unilever.com/resource/contactus.aspx

158      Unilever Annual Report on Form 20-F 2008

Shareholder information
Shareholder information continued

Website
Shareholders are encouraged to visit our website www.unilever.com which has a wealth of information about Unilever. Any information on or linked from the website is not incorporated by reference into this Annual Report and Accounts.
There is a section designed specifically for investors at www.unilever.com/investorrelations It includes detailed coverage of the Unilever share price, our quarterly and annual results, performance charts, financial news and investor relations speeches and presentations. It also includes conference and investor/analyst presentations.
You can also view this year’s Summary Financial Statement, Annual Review and Annual Report and Accounts, and prior years’ Annual Review and Annual Report and Accounts documents at www.unilever.com/investorrelations
PLC shareholders can elect not to receive paper copies of the Summary Financial Statement, the Annual Review, the Annual Report and Accounts and other shareholder documents by registering at www.unilever.com/shareholderservices if they prefer to view these on our website.
Share registration
The Netherlands
ANT Trust & Corporate Services N.V.
Claude Debussylaan 24
1082 MD Amsterdam

Telephone	+31 (0)20 522 2555
Telefax	+31 (0)20 522 2500
Website	www.ant-trust.nl
Email	registers@ant-trust.nl
UK
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY

Telephone	+44 (0)870 600 3977
Telefax	+44 (0)870 703 6119
Website	www.unilever.com/shareholderservices
Email	web.queries@computershare.co.uk
USA
Citibank Shareholder Services
PO Box 43077
Providence RI 02940-3077

Toll free phone (inside US)	888 502 6356
Toll phone (outside US)	+1 781 575 4555
Website	www.citibank.com/dr
Email	citibank@shareholders-online.com
Publications
Copies of the following publications can be accessed directly or ordered through www.unilever.com/investorrelations or www.unilever.nl/onsbedrijf/beleggers
Unilever Annual Review 2008
Including Summary Financial Statement. Available in English or Dutch, with financial information in euros.
Unilever Annual Report and Accounts 2008
Available in English with figures in euros. It forms the basis for the Form 20-F that is filed with the United States Securities and Exchange Commission, which is also available free of charge at www.sec.gov
Quarterly Results Announcements
Available in English with figures in euros.
Unilever Annual Report on Form 20-F 2008
Filed with the SEC at www.sec.gov Printed copies are available, free of charge, upon request to Unilever PLC, Investor Relations Department, Unilever House, 100 Victoria Embankment, London EC4Y 0DY United Kingdom.
Documents on display in the United States
Unilever files and furnsihes reports and information with the United States SEC. Such reports and information can be inspected and copied at the SEC’s public reference facilities in Washington DC, Chicago and New York. Certain of our reports and other information that we file or furnish to the SEC are also available to the public over the internet on the SEC’s website at www.sec.gov

Unilever Annual Report on Form 20-F 2008     159

Shareholder information
Index

Accounting policies	Inside front cover, 38-39, 84-88
Acquisitions	37-38, 84, 128-129
Advertising and promotion	93
Americas, The	31-32, 89-91
Annual General Meetings	50,158
Asia Africa CEE	33-34, 89-91
Associates	101,135
Audit Committee	48, 74
Auditors	74,80,136
Balance sheet	36, 82
Biographical details	18-19, 58
Biological assets	101
Board committees	48-49
Board remuneration	60-73
Boards	44
Brands	10-11, 22-23
Capital expenditure	90, 92, 99-100
Cash	86,104
Cash flow	36, 83, 132
Categories	22, 91-92
Chairman	4,18,46
Chief Executive Officer	6,18,46
Commitments	36,125
Competition	22
Contingent liabilities	125-127
Corporate governance	44-58
Corporate responsibility	14-17
Corporate Responsibility and Reputation Committee	75
Deferred tax	39, 102
Depreciation	90, 99-100
Directors’ responsibilities	78
Discontinued operations	130-131
Disposals	27-28, 128-129
Distribution	22
Diversity	23
Dividends	37, 97, 155, 158
Earnings per share	53, 81, 96
Employees	13, 23
Equalisation Agreement	51-52
Equity	121
Europe, Central & Eastern	33-34, 89-91
Europe, Western	30-31, 89-91
Exchange rates	Inside front cover, 29, 84, 139
Executive Directors	18, 46-47, 62-71
Exports	22
Finance and liquidity	35
Finance costs and income	94
Financial calendar	158
Financial instruments	38, 85-86, 108-113
Financial liabilities	86,105-107
Financial Review	35-43
Functions	22
Goodwill	38, 84-85, 97-98
Gross profit	93
Group structure	Inside front cover
Home care	23, 91-92
Ice cream and beverages	23, 91-92
Impairment	87,98
Income statement	81
Information technology	24

Innovation	9
Intangible assets	38, 85, 97-98
Intellectual property	24
Internal and disclosure controls	28
International Financial Reporting Standards (IFRS)	Inside front cover, 84
Inventories	86,102
Joint ventures	101, 135
Key management	135
Key performance indicators	20-21
Laws and regulation	24
Leases	36, 87, 125
Legal proceedings	24, 126-127
Market capitalisation	37
Net debt	43
Nomination Committee	48, 59
Non-Executive Directors	18-19, 47-48, 72-73
Non-GAAP measures	40-43
Off-balance sheet arrangements	36
Operating costs	93
Operating profit	89-92
Payables	114
Pensions and similar obligations	37, 39, 86, 115-120
Performance Review	29-34
Personal care	23, 91-92
Post balance sheet events	38,136
Preference shares and dividends	105,158
Principal group companies	140-141
Property, plant and equipment	24, 85, 99-100
Provisions	39, 87, 114
Receivables	103
Regions	21, 29-34
Related party transactions	22, 135
Remuneration Committee	49, 60-73
Research and development	9,93
Reserves	123
Restructuring	93, 114
Retained profit	124
Return on invested capital (ROIC)	40, 42
Revenue recognition	87
Risk factors	25-27
Savoury, dressings and spreads	23, 91-92
Seasonality	22
Segment information	87, 89-92
Selected Financial data	144-146
Share-based payments	87, 133-134
Share capital	53-54,122
Shareholders	50-51, 149-150
Share prices	152
Share registration	159
Staff costs	4
Statement of recognised income and expense	81
Strategy	20
Taxation	39
Total shareholder return (TSR)	40, 43
Treasury	35, 108-113
Turnover	89-92
Unilever Executive (UEx)	8, 58
Unilever Foodsolutions	23
Underlying sales growth (USG)	29, 43
Ungeared free cash flow (UFCF)	40, 41
Voting	54
Website	159

160      Unilever Annual Report on Form 20-F 2008

Cautionary statement
This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘believes’ or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
This document does not comply with US GAAP and should not therefore be relied upon by readers as such. A printed copy of the Annual Report on Form 20-F is available, free of charge, upon request to Unilever PLC, Investor Relations Department, Unilever House, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.
Designed and produced by Unilever Communications
in conjunction with Addison at www.addison.co.uk
Typeset by Pauffley, London
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

Unilever N.V. (Registrant)
/s/ S.H.M.A. Dumoulin
S.H.M.A. DUMOULIN,
Group Secretary
Date: 6 March, 2009

Item 19. Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unilever NV 1
2.1	Indenture dated as of August 1, 2000, among Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever United States, Inc. and The Bank of New York, as Trustee, relating to Guaranteed Debt Securities 2
2.2	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities 3
4.1	Equalisation Agreement between Unilever N.V. and Unilever PLC 4
4.2	Service Contracts of the Executive Directors of Unilever NV
4.3	Letters regarding compensation of Executive Directors of Unilever NV
4.4	Unilever North America 2002 Omnibus Equity Compensation Plan 5
4.5	The Unilever NV International 1997 Executive Share Option Scheme 6
4.6	The Unilever Long Term Incentive Plan 7
4.7	Global Share Incentive Plan 2007 8
7.1	Computation of Ratio of earnings to fixed charges and Return on invested capital 9
8.1	List of Subsidiaries 10
10.1	Consent of PricewaterhouseCoopers Accountants N.V. and PricewaterhouseCoopers LLP
12.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
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

1	Incorporated by reference to Exhibit 1.1 of Form 20-F filed with the SEC on March 27, 2008

2	Incorporated by reference to the Form 6-K furnished to the SEC on October 23, 2000.

3	Incorporated by reference to Exhibit 2.2 of Form 20-F filed with the SEC on March 28, 2002.

4	Incorporated by reference to Exhibit 2.2 of Form 20-F filed with the SEC on March 26, 2007.

5	Incorporated by reference to Exhibit 99.1 of Form S-8 filed with the SEC on February 27, 2003.

6	Incorporated by reference to Exhibit 4.5 of Form 20-F filed with the SEC on March 28, 2002.

7	Incorporated by reference to Exhibit 4.7 of Form 20-F filed with the SEC on March 28, 2002.

8	Incorporated by reference to Exhibit 4.7 of Form 20-F filed with the SEC on March 26, 2008.

9	The required information is set forth on page 144 of the Annual Report and Accounts on Form 20-F.

10	The required information is set forth on pages 147 to 148 of the Annual Report and Accounts on Form 20-F.