Form 20-F
period 2010-12-31
UNILEVER N V
filed 2011-03-04
CIK 110390

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED 31 DECEMBER 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from _______ to ________
Commission file number 001-04547
UNILEVER N.V.

(Exact name of Registrant as specified in its charter)
The Netherlands

(Jurisdiction of incorporation or organization)
Weena 455, 3013 AL, Rotterdam, The Netherlands

(Address of principal executive offices)
T.E. Lovell, Group Secretary
Tel: +44(0)2078225252, Fax: +44(0)2078226108
Unilever House, 100 Victoria Embankment, London EC4Y 0DY UK
(Name, telephone number, facsimile number and address of Company Contact)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
N.V. New York registry shares each representing one ordinary share of nominal amount of €0.16 each	New York Stock Exchange
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
Yes ☒     No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:
Yes ☐     No ☒
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒     No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large Accelerated filer ☒     Accelerated filer ☐     Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards	Other ☐
as issued by the International Accounting
Standards Board ☒
If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐     Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes ☐     No ☒

Cautionary statement
This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘believes’ or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group’s Annual Report on Form 20-F for the year ended 31 December 2010 and the Annual Report and Accounts 2010. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Form 20-F

Unilever Annual Report on Form 20-F 2010   1

Form 20-F

References set forth below are to certain references that include pages incorporated therein, including any page references incorporated in the incorporated material, unless specifically noted otherwise.
The following pages and sections of the Group’s Annual Report and Accounts 2010, regardless of their inclusion in any cross-reference below, are hereby specifically excluded and are not incorporated by reference into this report on Form 20-F:
•    Page 1,
•    “Operational highlights” on page 2;
•    pages 4 to 7;
•    pages 10 and 11;
•    pages 14 and 15;
•    “The best return on brand and customer investment” on page 17;
•    pages 20 and 21;
•    “Principal risk factors” on pages 33 to 37;
•    pages 58 to 60;
•    pages 70 and 71; and
•    “Additional statutory disclosures” on page 67 and pages 128 to 138.
This 20-F Report and the Group’s Annual Report and Accounts 2010 (furnished separately on 4 March 2011 under Form 6-K) contain certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable with similarly titled amounts reported by other companies.
We report on the following Non-GAAP measures:
•	Underlying sales growth;

•	Underlying volume growth;

•	Underlying operating margin (including explanation of restructuring, business disposals, impairments and other one-off items (RDIs));

•	Free cash flow; and

•	Net debt.
The information set forth under the heading “Financial Review 2010 – Non-GAAP measures” on pages 31 to 32 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference. Within these pages further information about the above measures can be found.
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
Item 2 – Offer Statistics and Expected Timetable
Not applicable.

2   Unilever Annual Report on Form 20-F 2010

Form 20-F

Item 3 – Key Information
A. Selected financial data
The information set forth under the heading “Unilever Group – Financial record” on pages 124 and 125 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
Dividends
The information set forth under the headings “Dividend record” on page 125 and “Financial calendar” on page 141 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
Exchange rates
Unilever reports its financial results and balance sheet position in euros. Other currencies which may significantly impact our financial statements are sterling and US dollars. Average and year end exchange rates for these two currencies for the last five years are given below.

		2010	2009	2008	2007	2006

Year end
€1 = US $		1.337	1.433	1.417	1.471	1.317
€1 = £		0.862	0.888	0.977	0.734	0.671
Average
€1 = US $		1.326	1.388	1.468	1.364	1.254
€1 = £		0.858	0.891	0.788	0.682	0.682

On 28 February 2011 the exchange rates between euros and US dollars and between euros and sterling as published in the Financial Times in London were as follows: €1.00 = US $1.375 and €1.00 = £0.855.
Noon Buying Rates in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were as follows:

		2010	2009	2008	2007	2006

Year end
€1 = US $		1.327	1.433	1.392	1.460	1.320
Average
€1 = US $		1.326	1.394	1.473	1.371	1.256
High
€1 = US $		1.454	1.510	1.601	1.486	1.333
Low
€1 = US $		1.196	1.255	1.245	1.290	1.186

High and low exchange rate values for each of the last six months:

	September	October	November	December	January	February(a)
	2010	2010	2010	2010	2011	2011

High
€1 = US $	1.364	1.407	1.422	1.340	1.372	1.379
Low
€1 = US $	1.271	1.369	1.304	1.309	1.294	1.347

(a) Through 25 February 2011
Share capital
The information set forth under the heading “Note 22 Share capital” on page 113 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
B. Capitalisation and indebtedness
Not applicable.
C. Reasons for the offer and use of proceeds
Not applicable.

Unilever Annual Report on Form 20-F 2010   3

Form 20-F

D. Risk factors
The information set forth under the heading “Note 15 Financial instruments and treasury risk management” on pages 98 to 104 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
Risk factors
Risks and uncertainties that could cause actual results to vary from those described in this document, or that could impact on our future performance or our ability to meet our published targets, are identified below. This list is not intended to be exhaustive and there may be other risks and uncertainties that are not mentioned below that could impact our future performance or our ability to meet published targets. The risks and uncertainties discussed below should be read in conjunction with the Group’s consolidated financial statements and related notes and the portions of the Report of the Directors that are incorporated by reference from the Group’s Annual Report and Accounts 2010 (furnished separately on 4 March 2011 on Form 6-K) and other information included in or incorporated by reference in this Report on Form 20-F.

Principal risk	Description of risk

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

During economic downturns access to credit could be constrained. This could impact the viability of our suppliers and customers and could temporarily inhibit the flow of day-to-day cash transactions with suppliers and customers via the banks.

Adverse economic conditions may affect one or more countries within a region, or may extend globally. The impact on our overall portfolio will depend on the severity of the economic slowdown, the mix of countries affected and any government response to reduce the impact such as fiscal stimulus, changes to taxation and measures to minimise unemployment.

Markets

Unilever operates globally in competitive markets where the activities of competitors may adversely impact our market shares and therefore place our cash flow, turnover, profits and/or profit margins under pressure. Further, we derive significant revenues from Developing & Emerging (D&E) markets which are typically more volatile than developed markets. Social, political and/or economic developments could adversely impact our business.
Unilever operates globally in competitive markets where the activities of other multinational companies, local and regional companies and customers which have a significant private label business may adversely affect our market shares, cash flow, turnover, profits and/or profit margins.

In 2010, more than half of Unilever’s turnover came from developing and emerging markets including Brazil, India, Indonesia, Turkey, South Africa, China, Mexico and Russia. These markets are typically more volatile than developed markets, so we are continually exposed to changing economic, political and social developments outside our control, any of which could adversely affect our business. Failure to understand and respond effectively to local market developments could put at risk our cash flow, turnover, profit and/or profit margins.

Brands and Innovation

Unilever is a branded goods business and our success is dependent on producing superior innovations that meet the needs of our consumers. Failure to achieve this could damage our reputation and hence our growth prospects and future profitability.
Unilever’s Mission is to help people feel good, look good and get more out of life with brands and services that are good for them and good for others. This is achieved by designing and delivering superior branded products/services at relevant price points to consumers across the globe. Failure to provide sufficient funding to develop new products, lack of technical capability in the research and development function, lack of prioritisation of projects and/or failure by operating management to successfully and quickly roll out the products may adversely impact our cash flow, turnover, profit and/or profit margins and may impact our reputation.

4   Unilever Annual Report on Form 20-F 2010

Form 20-F

Principal risk	Description of risk

Customer

Increasing competitive pressure from and consolidation of customers could adversely impact our cash flow, turnover, profits and/or profit margins.	Maintaining successful relationships with our customers is key to ensuring our brands are successfully presented to our consumers and are available for purchase at all times. Any breakdown in the relationships with customers could reduce the availability to our consumers of existing products and new product launches and therefore impact our cash flow, turnover, profits and/or profit margins.

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

Financial/Treasury

Our global operations expose us to changes in liquidity, interest rates, currency exchange rates, pensions and taxation, which may have a negative impact on our business.	As a global organisation Unilever’s asset values, earnings and cash flows are influenced by a wide variety of currencies, interest rates, tax jurisdictions and differing taxes. If we are unable to manage our exposures to any one, or a combination, of these factors, this could adversely impact our cash flow, profits and/or profit margins. A material and significant shortfall in net cash flow could undermine Unilever’s credit rating, impair investor confidence and hinder our ability to raise funds, whether through access to credit markets, commercial paper programmes, long-term bond issuances or otherwise. In times of financial market volatility, we are also potentially exposed to counterparty risks with banks.

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

Consumer safety and sustainability

Our industry is subject to focus on social and environmental issues, including sustainable development, product safety and renewable resources. If we fail to meet applicable standards or expectations with respect to these issues, our reputation could be damaged and our business adversely affected.
Unilever has developed a strong corporate reputation over many years for its focus on social and environmental issues, including promoting sustainable renewable resources. The Unilever brand logo is now displayed on all our products and increasingly displayed in our advertising, increasing our external exposure. In 2010, we launched the Unilever Sustainable Living Plan that sets out our social and environmental ambitions for the coming decade.

The environmental measures that we regard as most significant are those relating to CO2 from energy that we use, the water we consume as part of our production processes and the amount of waste that we generate for disposal. Failure to design products with a lower environmental footprint could damage our reputation and hence long-term cash flow, turnover, profits and/or profit margins. Should we fail to meet high product safety, social, environmental and ethical standards across all our products and in all our operations and activities it could impact our reputation, leading to the rejection of products by consumers, damage to our brands including growth and profitability, and diversion of management time into rebuilding our reputation.

Unilever Annual Report on Form 20-F 2010   5

Form 20-F

Principal risk	Description of risk

Operations

Our input costs are subject to fluctuation and we are reliant on efficient suppliers and regional/global supply chains to produce and deliver our products to our customers.	Our ability to make products is dependent on securing timely and cost-effective supplies of production materials, some of which are globally traded commodities. The price of commodities and other key materials, labour, warehousing and distribution fluctuates according to global economic conditions, which can have a significant impact on our product costs. We saw commodity prices rise during the second half of 2010 and this looks set to continue in 2011. If we are unable to increase prices to compensate for higher input costs, this could reduce our cash flow, profits and/or profit margins. If we increase prices more than our competitors, this could undermine our competitiveness and hence market shares.

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

Integration of acquisitions, restructuring and change management

Integration of acquisitions and ongoing restructuring initiatives involve significant changes to our organisation. If we are unable to successfully implement these changes in a timely manner, we may not realise the expected benefits from the restructuring.
Since 2009, Unilever has announced €4.6 billion of acquisitions and our global and regional restructuring programmes will continue in 2011. In the event that we are unable to successfully implement these changes in a timely manner or at all, or effectively manage third-party relationships and/or outsourced processes, we may not be able to realise some or all of the anticipated expense reductions. In addition, because some of the restructuring changes involve important functions, any disruption could harm the operations of our business, our reputation and/or relationship with our employees.

Other risks	Unilever is exposed to varying degrees of risk and uncertainty related to other factors including physical, environmental, political, social and terrorism risks within the environments in which we operate, failure to complete planned divestments, taxation risks, failure to resolve insurance matters within current estimates and changing priorities of our boards of directors. All these risks could materially affect the Group’s business, our turnover, operating profits, net profits, net assets and liquidity. There may be risks which are unknown to Unilever or which are currently believed to be immaterial.

6   Unilever Annual Report on Form 20-F 2010

Form 20-F

Item 4 – Information on the Company
A. History and development of the Company
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“The Unilever Group” on page 3;

•	“Financial Review 2010” on pages 22 to 32;

•	“Our requirements and compliance” on pages 51 to 55;

•	“Note 26 Acquisitions and disposals” on pages 117 to 119; and

•	“Shareholder information” on pages 139 to 142.
Please refer also to “Financial Review 2009” within Item 5A of this report.
B. Business overview
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“The Unilever Group” on page 3;

•	“Our footprint” on pages 8 and 9;

•	“Laws and regulations” on page 32; and

•	“Note 2 Segment information” on pages 81 to 82;

•	“Simplifying the Supply Chain” and “Superior Service” on pages 16 and 17.
Raw materials
Our products use a wide variety of raw and packaging materials which we source internationally, and which may be subject to price volatility. We saw commodity prices rise during the second half of 2010 and this looks set to continue into 2011.
Seasonability
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
C. Organisational structure
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“The Unilever Group” on page 3; and

•	“Principal group companies and non-current investments” on pages 126 and 127.
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
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“Note 10 Property, plant and equipment” on pages 89 and 90; and

•	“Principal Group companies and non-current investments” on pages 126 and 127.
Item 4A – Unresolved Staff Comments
Not applicable.
Item 5 – Operating and Financial Review and Prospects
A. Operating results
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“Outlook” on page 33;

•	“Financial Review 2010” on pages 22 to 32; and

•	“Currency risks” on page 98.

Unilever Annual Report on Form 20-F 2010   7

Form 20-F

Financial Review 2009
Basis of reporting
The information set forth under the heading “Basis of reporting” on page 30 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
Group results and earnings per share
The following discussion summarises the results of the Group during the years 2009 and 2008. The figures quoted are in euros, at current rates of exchange, being the average rates applying in each period as applicable, unless otherwise stated. Information about exchange rates between the euro, pound sterling and US dollar is given on page 3.
In 2009 and 2008, no disposals qualified to be disclosed as discontinued operations for purposes of reporting.

	€ million	€ million	%
			Increase/
	2009	2008	(Decrease)

Turnover	39,823	40,523	(1.7)
Operating profit	5,020	7,167	(30.0)
Underlying operating profit	5,888	5,898	0
Net profit	3,659	5,285	(31)

Diluted EPS	1.17	1.73	(32)

Turnover in 2009 at €39,823 million was 1.7% lower than in 2008. Underlying sales growth, excluding the impact of acquisitions, disposals and currency impacts, was 3.5%, including underlying volume growth of 2.3%.
Reported operating profit was €5,020 million, compared with €7,167 million in 2008, which benefited significantly from one-off profits arising on the disposal of Group companies. Underlying operating margin before the net impact of these and other RDI items was 14.8% compared with 14.6% in 2008. Reported operating margin for the year was 12.6% (2008: 17.7%).
The cost of financing net borrowings was €429 million, €29 million higher than last year. The interest rate on net borrowings was 4.9%, compared with 4.5% in 2008.
There was a net charge of €164 million for pensions financing compared with a credit of €143 million in 2008. Expected returns on assets were much reduced in 2009 due to the fall in asset values caused by the credit crunch.
The tax rate before RDIs was 26.6%, in line with 2008. The reported tax rate for the year was 26.2% compared with 26.4% for 2008.
Net profit from joint ventures and associates, together with other income from non-current investments, contributed €489 million, which included a gain of €327 million from the disposal of the majority of our equity interest in JohnsonDiversey. This compares with €219 million in 2008, which included a gain of €61 million on the disposal of our interests in plantations in Côte D’lvoire.
Reported earnings per share of €1.21 were 33% lower than 2008 which was boosted by one-off profits on disposals of businesses. Earnings per share before RDIs at €1.33 for the year were 7% lower, principally due to the net charge for pensions financing, compared with a credit in 2008.

8   Unilever Annual Report on Form 20-F 2010

Form 20-F

Asia, Africa and Central & Eastern Europe

	€ million	€ million	%
			Increase/
	2009	2008	(Decrease)

Turnover	14,897	14,471	2.9
Operating profit	1,927	1,701	13.3

Underlying operating margin (%)	13.9	11.7	2.2

Underlying sales growth at constant rates (%)	7.7
Underlying volume growth (%)	4.1
Effect of price changes (%)	3.4

Turnover at current rates of exchange grew by 2.9%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange grew by 13.3%, after including an adverse currency movement of 2.8%. The comments that follow reflect the underlying performance of the business, removing the impact of currency translation and all costs related to acquisitions and disposals, restructuring and impairment.
Despite market conditions being both challenging and volatile in most parts of the region, 2009 was a year of strong volume-led growth and significant improvement in operating margin. Underlying sales growth for the year was 7.7%, with a strong volume component of 4.1%. Volume growth accelerated through the year, reaching 9.4% in the fourth quarter. It was also broad-based with strong performances in particular from Indonesia, China, Turkey, Vietnam, Arabia and Australia.
Market shares also progressed positively through the year in most parts of the region, with the exception of India where competition intensified significantly, especially from lower-cost local players. Here, robust actions have been taken across the portfolio to strengthen market positions. We have continued to invest aggressively behind key fast-growing emerging markets including China and Russia. Business performance in China has been strong, and in Russia, despite a particularly difficult economic background, encouraging progress was made over the year.
Underlying price growth was positive for the year as a whole but turned negative towards the end of the year in most markets. This downward trend reflects the passing back to consumers of the benefits from commodity cost reductions and selective price adjustments. Underlying operating margin grew by 2.2% reflecting the positive impact of operational leverage and the combined impact of higher prices and lower commodity costs.
Other key developments in the year included a significant and broad-based improvement in customer service, the acquisition of the Baltimor sauce business in Russia and the establishment of the regional supply chain centre in Singapore. With this in place and related IT systems development progressing well the region is increasingly well-placed to exploit benefits of speed, scale and simplification in many aspects of its operations.
The Americas

	€ million	€ million	%
			Increase/
	2009	2008	(Decrease)

Turnover	12,850	13,199	(2.6)
Operating profit	1,843	2,945	(37.4)

Underlying operating margin (%)	16.1	15.4	0.7

Underlying sales growth at constant rates (%)	4.2
Underlying volume growth (%)	2.5
Effect of price changes (%)	1.6

Turnover at current rates of exchange fell by 2.6%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange fell by 37.4%, after including a small adverse currency movement of 0.8%. This fall reflects the significant income received from business disposals in 2008. The comments below reflect the underlying performance of the business, removing the impact of currency translation and all costs related to acquisitions and disposals, restructuring and impairment.
Consumer confidence in the region was fragile throughout 2009, particularly in the USA. Against this backdrop, underlying sales growth for the year of 4.2% and volume growth of 2.5% represent a highly competitive performance. The volume trend showed improved momentum through the year with growth reaching 5.5% in the fourth quarter.
All major units in the region contributed positive volume growth, with strong performances in particular from Brazil, Chile and the USA. Pricing was positive for the year as a whole, but turned negative in the fourth quarter, particularly in the US and Brazilian markets. Partly this reflected the lapping of increases taken late in 2008, but it was also driven by a more intensive competitive pricing environment, especially in key Home and Personal Care categories.
Underlying operating margin grew by 0.7% despite the impact of overhead dilution from the major business disposals completed in 2008. This was driven by improvements in gross margin from mix, lower commodity costs and pricing, allowing an increase in advertising and promotional investment in addition to the improvement in underlying margin.
Other key developments in the year included the leveraging of the ‘Customer Insight and Innovation Centre’ in New Jersey, enabling us to provide a range of solutions to help our customers grow faster, and the acquisition of TIGI hair care business. There were also significant improvements in customer services and in-store presence throughout the region.

Unilever Annual Report on Form 20-F 2010   9

Form 20-F

Western Europe

	€ million	€ million	%
			Increase/
	2009	2008	(Decrease)

Turnover	12,076	12,853	(6.0)
Operating profit	1,250	2,521	(50.4)

Underlying operating margin (%)	14.4	16.8	(2.4)

Underlying sales growth at constant rates (%)	(1.9)
Underlying volume growth (%)	(0.1)
Effect of price changes (%)	(1.8)

Turnover at current rates of exchange fell by 6.0%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange fell by 50.4%, after including a small adverse currency movement of 0.5%. This fall reflects in part the significant income received from business disposals in 2008. The comments below reflect the underlying performance of the business, removing the impact of currency translation and all costs related to acquisitions and disposals, restructuring and impairment.
Consumer confidence in Western Europe remained low throughout 2009 with unemployment rising and varying degrees of economic difficulty in many countries. Against this background an underlying volume decline of 0.1% was encouraging, and performance showed steadily improving momentum through the year. Volume growth in the UK was particularly strong, and France and Belgium also achieved positive volume growth for the year overall. Conditions were most challenging in Southern Europe, with Spain and Greece in particular experiencing difficult years.
Underlying sales growth was negative 1.9%, reflecting a price decline of 1.8%. This downward trend was experienced in nearly all major countries. This again reflected falling commodity costs. We also corrected prices in categories or markets where consumer value propositions were out of line.
Market share performance was however encouraging, with differing performances by category but a slight increase overall in volume share for the year as a whole and more significant gains in the last quarter. Underlying operating margin for the year was down by 2.4%. Significant drivers of this were a substantial increase in marketing investment and the negative impact of sterling weakness on the UK business.
Other key developments in 2009 included the region beginning to fully leverage the power of a single IT system to improve operational execution and drive efficiencies. We also announced the acquisition of the Personal Care business of Sara Lee.
Non-GAAP measures
The information set forth under the heading “Financial Review 2010 – Non-GAAP measures” on pages 31 and 32 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
Underlying sales growth (USG)
The reconciliation of USG to changes in the GAAP measure turnover is as follows:
Total Group

	2009	2008
	vs 2008	vs 2007

Underlying sales growth (%)	3.5	7.4
Effect of acquisitions (%)	0.6	0.4
Effect of disposals (%)	(3.0)	(1.8)
Effect of exchange rates (%)	(2.7)	(4.8)
Turnover growth (%)	(1.7)	0.8

Asia, Africa and Central & Eastern Europe

	2009	2008
	vs 2008	vs 2007

Underlying sales growth (%)	7.7	14.2
Effect of acquisitions (%)	0.5	1.1
Effect of disposals (%)	(0.9)	(0.4)
Effect of exchange rates (%)	(4.0)	(6.2)
Turnover growth (%)	2.9	7.8

The Americas

	2009	2008
	vs 2008	vs 2007

Underlying sales growth (%)	4.2	6.5
Effect of acquisitions (%)	0.7	0.1
Effect of disposals (%)	(6.0)	(2.9)
Effect of exchange rates (%)	(1.2)	(5.1)
Turnover growth (%)	(2.6)	(1.8)

Western Europe

	2009	2008
	vs 2008	vs 2007

Underlying sales growth (%)	(1.9)	1.3
Effect of acquisitions (%)	0.5	(0.0)
Effect of disposals (%)	(2.2)	(2.1)
Effect of exchange rates (%)	(2.5)	(2.8)
Turnover growth (%)	(6.0)	(3.6)

Underlying volume growth (UVG)
Underlying volume growth is underlying sales growth after eliminating the impact of price changes. The relationship between the two measures is set out below:

	2009	2008
	vs 2008	vs 2007

Underlying volume growth (%)	2.3	0.1
Effect of price changes (%)	1.2	7.2
Underlying sales growth (%)	3.5	7.4

10   Unilever Annual Report on Form 20-F 2010

Form 20-F

Underlying operating margin
The reconciliation of underlying operating profit and underlying operating margin to the reported measures is as follows:

	€ million	€ million
	2009	2008

Operating profit	5,020	7,167
Restructuring costs	897	868
Business disposals	(4)	(2,190)
Impairments and other one-off items	(25)	53

Underlying operating profit	5,888	5,898

Turnover	39,823	40,523
Operating margin	12.6%	17.7%
Underlying operating margin	14.8%	14.6%

Free cash flow (FCF)
FCF represents the cash generation from the operation and financing of the business. The movement in FCF measures our progress against the commitment to deliver strong cash flows. FCF is not used as a liquidity measure within Unilever.
FCF includes the cash flow from Group operating activities, less income tax paid, less net capital expenditure less net interest and preference dividends paid. The reconciliation of FCF to net profit is as follows:

	€ million	€ million
	2009	2008

Net profit	3,659	5,285
Taxation	1,257	1,844
Share of net profit of joint ventures/associates
and other income from non-current investments	(489)	(219)
Net finance cost	593	257
Depreciation, amortisation and impairment	1,032	1,003
Changes in working capital	1,701	(161)
Pensions and similar provisions less payments	(1,028)	(502)
Restructuring and other provisions less payments	(258)	(62)
Elimination of (profits)/losses on disposals	13	(2,259)
Non-cash charge for share-based compensation	195	125
Other adjustments	58	15

Cash flow from operating activities	6,733	5,326

Income tax paid	(959)	(1,455)
Net capital expenditure	(1,258)	(1,099)
Net interest and preference dividends paid	(444)	(382)

Free cash flow	4,072	2,390

Net debt
The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

	€ million	€ million
	2009	2008

Total financial liabilities	(9,971)	(11,205)

Financial liabilities due within one year	(2,279)	(4,842)
Financial liabilities due after one year	(7,692)	(6,363)

Cash and cash equivalents as per balance sheet	2,642	2,561

Cash and cash equivalents as per cash flow statement	2,397	2,360
Add bank overdrafts deducted therein	245	201

Financial assets	972	632

Net debt	(6,357)	(8,012)

Acquisitions and disposals
The information set forth under the heading “Note 26 Acquisitions and disposals – 2009 and 2008” on page 118 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
B. Liquidity and capital resources
(i) Information regarding the Group’s liquidity
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“Finance and liquidity” and “Treasury” on page 29;

•	“Liquidity management” on page 98;

•	“Liquidity risk” on pages 98 and 99;

•	“Capital management” on page 103;

•	“Going concern” on page 69;

•	“Cash flow” on page 28;

•	“Consolidated cash flow statement” on page 75;

•	“Note 28 Reconciliation of net profit to cash flow from operating activities” on page 120; and

•	“Note 14 Financial assets and liabilities” on pages 93 to 97.
(ii) Information regarding the type of financial instruments used, the maturity profile of debt, currency and interest rate structure
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“Note 14 Financial assets and liabilities” on pages 93 to 97;

•	“Note 15 Financial instruments and treasury risk management” on pages 98 to 104; and

•	“Treasury” on page 29.
(iii) Information regarding the Group’s material commitments for capital expenditure
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“Note 25 Commitments and contingent liabilities” on pages 115 and 116; and

•	“Note 10 Property, plant and equipment” on pages 89 and 90.
C. Research and development, patent and licences, etc
The information set forth under the heading “Bigger, better, faster innovation” on pages 12 to 13 and “Note 3 Gross profit and operating cost” (first table) on page 83 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.

Unilever Annual Report on Form 20-F 2010   11

Form 20-F

D. Trend information
Please refer also to Item 3D “Risk Factors” on pages 4 to 6 of this report.
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“Outlook” on page 33; and

•	“Financial Review 2010” on pages 22 to 32;
Please refer also to “Financial Review 2009” within Item 5A of this report.
E. Off-balance sheet arrangements
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“Off-balance sheet arrangements” on page 28;

•	“Note 15 Financial instruments and treasury risk management” on pages 98 to 104; and

•	“Note 25 Commitments and contingent liabilities” on page 115 (last two paragraphs only).
F. Tabular disclosure of contractual obligations
The information set forth under the heading “Contractual obligations at 31 December 2010” on page 28 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
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
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritization of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext
Amsterdam and the US Securities and Exchange Commission, including the Group’s Annual Report on Form 20-F for the year ended 31 December 2010 and the Annual Report and Accounts 2010. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Item 6 – Directors, Senior Management and Employees
A. Directors and senior management
(i) Name, experience and functions
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“Unilever Executive” on page 40,

•	“Non-Executive Directors” on page 40

•	“Board of Directors” on pages 40; and

•	“Our Directors” and “Our Committees” on pages 44 to 48.
(ii) Activities outside the issuing company
The information set forth under the headings “Board of Directors”, Non-Executive Directors” and “Unilever Executive (UEx)” on page 40 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
(iii) Age
The information set forth under the headings “Board of Directors”, Non-Executive Directors” and “Unilever Executive (UEx)” on page 40 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
(iv) Family relationship
The information set forth under the heading “Executive Directors” (paragraph 4) on page 46 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
(v) Other arrangements
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“Executive Directors (paragraph 4)” on page 46; and

•	“Non-Executive Directors – Independence” (paragraph 5) on page 45.
B. Compensation
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“Executive Directors” on pages 61 and 62;

•	“The supporting policies” on page 62;

•	“Our remuneration practices” on pages 63 and 64;

12   Unilever Annual Report on Form 20-F 2010

Form 20-F

•	“Proposed changes from 2011 onwards” on pages 64 and 65;

•	“Executive Directors’ remuneration in 2010” on pages 65 to 66;

•	“Non-Executive Directors” on page 67;

•	“Note 29 Share-based compensation plans” on pages 121 to 122;

•	“Note 4 Staff and management costs – Key management compensation” on page 84; and

•	“Note 19 Pension and similar obligations” on pages 107 to 111.
C. Board practices
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“Board of Directors” and “Unilever Executive (UEx)” page 40;

•	“Appointment of Directors” on page 43;

•	“Executive Directors” (paragraph 2) on page 46;

•	“Non-Executive Directors” on pages 44 to 46;

•	“Our Committees” on pages 47 and 48;

•	“Report of the Audit Committee” on pages 56 and 57; and

•	“Directors’ Remuneration Report” on pages 61 to 67.
D. Employees
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“Note 4 Staff and management costs – Average number of employees during the year” on page 84; and

•	“Employee numbers” table on page 18.
We believe our relationship with our employees and any labour unions of which they may be part is satisfactory in all material respects.
E. Share ownership
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“Our remuneration practices” on pages 63 and 64;

•	“Executive Directors’ remuneration in 2010” on pages 65 to 66;

•	“Non-Executive Directors” on page 67; and

•	“Note 29 Share-based compensation plans” on pages 121 and 122.
Item 7 – Major Shareholders and Related Party Transactions
A. Major shareholders
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“Foundation Unilever NV Trust office” and “Margarine Union (1930) Limited” on page 50; and

•	“Analysis of shareholding” on page 140.
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
At 28 February 2011 there were 5,645 registered holders of NV New York Registry Shares and 873 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 16% of NV’s ordinary shares were held in the United States (approximately 15% in 2009), while most holders of PLC ordinary shares are registered in the United Kingdom – approximately 99% in 2010 and in 2009.
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
The information set forth under the heading “Equalisation Agreement” on page 51 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
B. Related party transactions
The information set forth under the heading “Note 30 – Related party transactions” on page 122 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
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
C. Interest of experts and counsel
Not applicable.

Unilever Annual Report on Form 20-F 2010   13

Form 20-F

Item 8 – Financial Information
A. Consolidated statements and other financial information
Please refer also to Item 18 “Financial Statements” on pages 23 to 31 of this report.
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“Financial statements” on page 69 and pages 72 to 123 (excluding Note 31 on page 123);

•	“Legal proceedings” on pages 32 and 116; and

•	“Dividend record” on page 125 and “Financial calendar” on page 141.
B. Significant changes
The information set forth in “Note 32 Events after the balance sheet date” on page 123 of the Group’s Annual Report and Accounts furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
Item 9 – The Offer and Listing
A. Offer and listing details
Please refer to information given on page 13 under Item 7A “Major shareholders”.
Share prices at 31 December 2010
The share prices of the ordinary shares at the end of the year were as follows:

NV per €0.16 ordinary share in Amsterdam	€23.30

NV per €0.16 ordinary share in New York	US $31.40

PLC per 3 1/9p ordinary share in London	£19.63

PLC per 3 1/9p ordinary share in New York	US $30.88

Monthly high and low prices for the most recent six months

		September	October	November	December	January	February
		2010	2010	2010	2010	2011	2011

NV per €0.16 ordinary share in Amsterdam (in €)	High	22.40	22.05	22.84	24.08	23.99	22.68
	Low	21.09	20.82	21.17	21.68	21.46	21.54

NV per €0.16 ordinary share in New York (in US $)	High	30.28	30.53	32.13	31.76	31.84	30.53
	Low	26.97	28.85	28.20	28.79	29.26	29.24

PLC per 3 1/9p ordinary share in London (in £)	High	18.66	18.82	19.44	20.09	19.94	19.10
	Low	17.13	17.58	17.76	17.74	18.16	17.87

PLC per 3 1/9p ordinary share in New York (in US $)	High	29.48	29.63	31.46	31.07	31.23	30.10
	Low	26.74	28.14	27.72	28.22	28.87	28.82

14   Unilever Annual Report on Form 20-F 2010

Form 20-F

Quarterly high and low prices for 2010 and 2009

	2010	1st	2nd	3rd	4th

NV per €0.16 ordinary share in Amsterdam (in €)	High	23.00	23.89	24.11	24.08
	Low	20.82	21.17	20.68	20.82

NV per €0.16 ordinary share in New York (in US $)	High	33.10	31.36	31.03	32.13
	Low	28.35	26.02	26.22	28.20

PLC per 3 1/9p ordinary share in London (in £)	High	20.07	20.03	19.60	20.09
	Low	18.08	17.72	16.62	17.58

PLC per 3 1/9p ordinary share in New York (in US $)	High	32.41	30.75	30.26	31.46
	Low	28.20	25.74	25.90	27.72

	2009	1st	2nd	3rd	4th

NV per €0.16 ordinary share in Amsterdam (in €)	High	18.11	17.97	19.88	22.88
	Low	13.59	14.42	17.13	19.33

NV per €0.16 ordinary share in New York (in US $)	High	25.16	25.19	28.86	32.80
	Low	17.04	18.70	23.93	28.36

PLC per 3 1/9p ordinary share in London (in £)	High	16.69	15.33	17.78	20.15
	Low	12.30	12.68	14.27	17.60

PLC per 3 1/9p ordinary share in New York (in US $)	High	24.06	24.88	28.68	32.19
	Low	17.04	18.36	23.26	28.29

Annual high and low prices

		2010	2009	2008	2007	2006

NV per €0.16 ordinary share in Amsterdam (in €)	High	24.11	22.88	25.61	25.72	20.84
	Low	20.68	13.59	16.20	18.89	16.53

NV per €0.16 ordinary share in New York (in US $)	High	33.10	32.80	37.18	37.31	27.32
	Low	26.02	17.04	21.27	24.94	20.72

PLC per 3 1/9p ordinary share in London (in £)	High	20.09	20.15	19.47	19.24	14.28
	Low	16.62	12.30	12.49	13.20	11.25

PLC per 3 1/9p ordinary share in New York (in US $)	High	32.41	32.19	38.02	38.25	27.95
	Low	25.74	17.04	20.22	25.57	20.66

B. Plan of distribution
Not applicable.
C. Markets
The information set forth under the heading “The Unilever Group” on page 3 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
D. Selling shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the issue
Not applicable.
Item 10 – Additional Information
A. Share capital
Not applicable.
B. Memorandum and articles of association
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
•	“Corporate governance” on pages 41 to 55; and

•	“Note 22 Share Capital” on page 113.

Unilever Annual Report on Form 20-F 2010   15

Form 20-F

C. Material contracts
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“Financial Review 2010 – Acquisitions and disposals” on page 29;

•	“Note 26 Acquisition and disposals – 2009 and 2008” on page 118; and

•	“Our Foundation agreements” on page 51.
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
Under the Convention, qualifying United States organisations that are generally exempt from United States taxes and that are constituted and operated exclusively to administer or provide pension, retirement or other employee benefits may be exempt at source from withholding tax on dividends received from a Dutch corporation. A Competent Authority Agreement between the US and Dutch Tax Authorities on 6 August 2007, published in the US as Announcement 2007-75, 2007-2 Cumulative Bulletin 540 as amended by a Competent Authority Agreement published in the United States as Announcement 2010-26, 2010-1 Cumulative Bulletin 604, describes the eligibility of these US organisations for benefits under the Convention and procedures for claiming these benefits.
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
United States taxation on dividends
If you are a United States person, the dividend (including the withheld amount) up to the amount of our earnings and profits for United States Federal income tax purposes will be ordinary dividend income. Dividends received by an individual during taxable years before 2013 will be taxed at a maximum rate of 15%, provided the individual has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that NV is a qualified foreign corporation and that certain other conditions are satisfied. NV is a qualified foreign corporation for this purpose. Dividends received by an individual for taxable years after 2012 will be subject to tax at ordinary income rates. The dividends are not eligible for the dividends received deduction allowed to corporations.

16   Unilever Annual Report on Form 20-F 2010

Form 20-F

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
Disclosure requirements for US individual holders
US individuals that hold certain specified foreign financial assets, which include stock in a foreign corporation, may be subject to additional US return disclosure obligations (and related penalties for failure to disclose). Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in the shares.
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
United States taxation on dividends
If you are a US person, the dividend up to the amount of our earnings and profits for United States Federal income tax purposes will be ordinary dividend income. Dividends received by an individual during taxable years before 2013 will be taxed at a maximum rate of 15%, provided the individual has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that PLC is a qualified foreign corporation and certain other conditions are satisfied. PLC is a qualified foreign corporation for this purpose. Dividends received by an individual for taxable years after 2012 will be subject to tax at ordinary income rates. The dividend is not eligible for the dividends received deduction allowable to corporations. The dividend is foreign source income for US foreign tax credit purposes.
Any portion of the dividend that exceeds our United States earnings and profits is subject to different rules. This portion is a tax free return of capital to the extent of your basis in our shares, and thereafter is treated as a gain on a disposition of the shares.
Disclosure Requirements for US individual holders
US individuals that hold certain specified foreign financial assets, which include stock in a foreign corporation, may be subject to additional US return disclosure obligations (and related penalties for failure to disclose). Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in the shares.

Unilever Annual Report on Form 20-F 2010   17

Form 20-F

UK taxation on capital gains
Under United Kingdom law, when you sell shares you may be liable to pay capital gains tax. However, if you are either:
•	an individual who is neither resident nor ordinarily resident in the United Kingdom; or

•	a company which is not resident in the United Kingdom
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
UK inheritance tax
Under the current estate and gift tax convention between the United States and the United Kingdom, ordinary shares held by an individual shareholder who is:
•	domiciled for the purposes of the convention in the United States; and

•	is not for the purposes of the convention a national of the United Kingdom will not be subject to United Kingdom inheritance tax on:
•	the individual’s death; or

•	on a gift of the shares during the individual’s lifetime.
The exception is if the shares are part of the business property of a permanent establishment of the individual in the United Kingdom or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the United Kingdom.
F. Dividends and paying agents
Not applicable.
G. Statement by experts
Not applicable.
H. Documents on display
The information set forth under the heading “Shareholder information” on pages 139 to 142 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
Unilever Annual Report on Form 20-F 2010
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
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“Outlook” on page 33;

•	“Note 13 Trade and other receivables” on page 92;

•	“Note 14 Financial assets and liabilities” on pages 93 to 97;

•	“Note 15 Financial instruments and treasury risk management” on pages 98 to 104; and

•	“Note 16 Trade payables and other liabilities” on page 104.

18   Unilever Annual Report on Form 20-F 2010

Form 20-F

Item 12 – Description of Securities Other than Equity Securities
The Unilever Group has appointed Citibank, N.A. (‘Citibank’) as both its transfer agent and registrar pursuant to the New York Registered Share program for Unilever N.V. and as its depositary pursuant to its American Depositary Receipt program for Unilever PLC. Any fee arrangement with Citibank will therefore cover both programmes.
D.3 Transfer Agent Fees and Charges for Unilever N.V.
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
An NYS holder will also be responsible to pay certain fees and expenses incurred by the transfer agent and certain taxes and governmental charges such as:
•	Fees for the transfer and registration of Shares charged by the registrar and transfer agent for the Shares in the Netherlands (i.e. upon deposit and withdrawal of Shares);

•	Expenses incurred for converting foreign currency into US dollars;

•	Expenses for cable, telex and fax transmissions and for delivery of securities;

•	Taxes and duties upon the transfer of securities (i.e. when shares are deposited or withdrawn from deposit); and

•	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit.
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
D.3 Depositary Fees and Charges for Unilever PLC
Under the terms of the Deposit Agreement for the Unilever PLC American Depositary Shares (ADSs), an ADS holder may have to pay the following service fees to the depositary bank:
•	Issuance of ADSs: Up to US 5¢ per ADS issued.

•	Cancellation of ADSs: Up to US 5¢ per ADS cancelled.
An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:
•	Fees for the transfer and registration of Shares charged by the registrar and transfer agent for the Shares in the United Kingdom (i.e., upon deposit and withdrawal of Shares);

•	Expenses incurred for converting foreign currency into US dollars;

•	Expenses for cable, telex and fax transmissions and for delivery of securities;

•	Taxes and duties upon the transfer of securities (i.e. when shares are deposited or withdrawn from deposit); and

•	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit.
Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these transaction fees to their clients.
Note that the fees and charges an investor may be required to pay may vary over time and may be changed by us and by the depositary bank. Notice of any changes will be given to investors.

Unilever Annual Report on Form 20-F 2010   19

Form 20-F

D.4 Transfer Agent Payments – Fiscal Year 2010 for Unilever N.V.
In 2010, we received the following payments from Citibank, N.A., the Transfer Agent and Registrar for our New York Registered Share program:

US $

Reimbursement of listing fees (NYSE/NASDAQ)	248,748.00

Reimbursement of settlement infrastructure fees (including DTC feeds)	33,674.37

Reimbursement of proxy process expenses (printing, postage and distribution)	231,782.13

Tax reclaim services	40,000.00

Program-Related Expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002)	795,795.50

Indirect payments
As part of its service to the Company, Citibank, N.A. has agreed to waive fees for the standard costs associated with the administration of the ADR Program, associated operating expenses and investor relations advice estimated to total $150,000.
D.4 Depositary Payments – Fiscal Year 2010 for Unilever PLC
In 2010, we received the following payments from Citibank, N.A., the Depositary Bank for our American Depositary Receipt program:

US $

Reimbursement of listing fees (NYSE/NASDAQ)	105,624.00

Reimbursement of settlement infrastructure fees (including DTC feeds)	21,853.74

Reimbursement of proxy process expenses (printing, postage and distribution)	258,866.16

Program-Related Expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002)	963,656.10

Indirect payments
As part of its service to the Company, Citibank, N.A. has agreed to waive fees for the standard costs associated with the administration of the ADR Program, associated operating expenses and investor relations advice estimated to total US $150,000.
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
Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

20   Unilever Annual Report on Form 20-F 2010

Form 20-F

Item 15 – Controls and Procedures
The information set forth under the headings “Report of Independent Registered Public Accounting Firm” in Item 18 of this report,“Risk management approach” on pages 38 and 39, “The United States” on page 55 and “Risk management and internal control arrangements” on page 56 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
Management’s report on internal control over financial reporting
In accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in rule 13a-15(f) or rule 15d-15(f) under the US Securities Exchange Act of 1934):
•	Unilever’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group;

•	Unilever’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting;

•	Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2010, and has concluded that such internal control over financial reporting is effective; and

•	PricewaterhouseCoopers LLP and PricewaterhouseCoopers Accountants N.V., who have audited the consolidated financial statements of the Group for the year ended 31 December 2010, have also audited the effectiveness of internal control over financial reporting as at 31 December 2010 and have issued an attestation report on internal control over financial reporting. For the Auditors’ Report please refer to Item 18.
Item 16 – Reserved
A. Audit Committee financial expert
The information set forth under the heading “Audit Committee” on page 47 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
B. Code of Ethics
The information set forth under the following headings of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference:
•	“Foundation and principles” on page 38; and

•	“The United States” on page 55.

Unilever Annual Report on Form 20-F 2010   21

Form 20-F

C. Principal accountant fees and services
The information set forth under the heading “Report of the Audit Committee” on pages 56 and 57 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.

	€ million	€ million	€ million
	2010	2009	2008

Audit fees(a)	(17)	(18)	(21)
Audit-related fees(b)	(1)	–	(1)
Tax fees	(1)	(2)	(2)
All other fees	(3)	(1)	(2)

(a)	Excludes €1 million of out of pocket expenses and €1 million fees paid in respect of services supplied for associated pension schemes.

(b)	Includes other audit services which comprise audit and similar work that regulations or agreements with third parties require the auditors to undertake.
D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
E. Purchases of equity securities by the issuer and affiliated purchasers
Share purchases during 2010

€ million
			Of which, numbers of		Maximum value that
			shares purchased		may yet be purchased
	Total number of	Average price	as part of publicly		as part of publicly
	shares purchased	paid per share	announced plans	(a)	announced plans

January	–	–	–		–
February	–	–	–		–
March	59,547	€22.95	–		–
April	–	–	–		–
May	–	–	–		–
June	–	–	–		–
July	–	–	–		–
August	–	–	–		–
September	–	–	–		–
October	–	–	–		–
November	4,720,000	€22.37	–		–
December	4,280,000	€22.25	–		–

Total	9,059,547	€22.32	–		–

(a)	Shares were purchased to satisfy commitments to deliver shares under our share-based plans as described in note 29 on pages 121 and 122 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K and incorporated by reference.
F. Change in Registrant’s Certifying Accountant
Not applicable.
G. Corporate governance
The information set forth under the heading “Corporate governance” on pages 41 to 55 of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
Item 17 – Financial Statements
The Company has responded to Item 18 in lieu of this item.

22   Unilever Annual Report on Form 20-F 2010

Form 20-F

Item 18 – Financial Statements
The information set forth under the heading “Financial statements” on page 69 and pages 72 to 123 (excluding Note 31 on page 123) of the Group’s Annual Report and Accounts 2010 furnished separately on 4 March 2011 under Form 6-K is incorporated by reference.
Report of Independent Registered Public Accounting Firm
In our opinion, the consolidated income statements and the related consolidated balance sheets, consolidated cash flow statements, consolidated statements of comprehensive income and consolidated statements of changes in equity set forth under the heading “Financial Statements” on pages 72 to 123 (excluding Note 31 on page 123) of Unilever Group’s Annual Report and Accounts 2010 and the summarised presentation of the NV and PLC parts of the Group and the Guarantor financial information included in Item 18 of this Form 20-F present fairly, in all material respects, the financial position of the Unilever Group at 31 December 2010 and 31 December 2009 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2010, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s Directors and management are responsible for these consolidated financial statements.
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

Amsterdam, The Netherlands, 1 March 2011	PricewaterhouseCoopers LLP
PricewaterhouseCoopers Accountants N.V.	London, United Kingdom
As auditors of Unilever N.V.	As auditors of Unilever PLC

R A J Swaak RA	1 March 2011

Unilever Annual Report on Form 20-F 2010   23

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

	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC
Income statement for the year ended 31 December	2010	2009	2008	2010	2009	2008

Turnover	23,579	21,917	22,108	20,683	17,906	18,415

Operating profit	3,490	2,700	4,033	2,849	2,320	3,134

Net finance costs	(103)	(259)	(170)	(291)	(334)	(87)
Share in net profit of joint ventures	61	61	49	59	50	76
Share in net profit of associates	(7)	(5)	(3)	(2)	9	9
Other income from non-current investments	44	350	12	32	24	76

Profit before taxation	3,485	2,847	3,921	2,647	2,069	3,208
Taxation	(821)	(715)	(971)	(713)	(542)	(873)

Net profit	2,664	2,132	2,950	1,934	1,527	2,335

Attributable to:
Non-controlling interests	67	60	16	287	229	242
Shareholders’ equity	2,597	2,072	2,934	1,647	1,298	2,093

24   Unilever Annual Report on Form 20-F 2010

Form 20-F

	€ million	€ million	€ million	€ million
	NV	NV	PLC	PLC
Balance sheet as at 31 December	2010	2009	2010	2009

Goodwill and intangible assets	10,691	10,984	7,587	6,063
Property, plant and equipment	3,732	3,365	4,122	3,279
Pension asset for funded schemes in surplus	809	700	101	59
Deferred tax assets	433	435	174	303
Other non-current assets	617	572	417	445

Total non-current assets	16,282	16,056	12,401	10,149

Inventories	2,614	2,133	1,695	1,445
Trade and other current receivables	2,318	1,931	1,817	1,498
Cash and cash equivalents	1,469	2,004	847	638
Other financial assets	574	844	274	301
Assets held for sale	800	10	76	7

Total current assets	7,775	6,922	4,709	3,889
Financial liabilities	(1,793)	(1,472)	(483)	(807)
Trade payables and other current liabilities	(6,398)	(5,358)	(4,467)	(3,542)
Provisions	(258)	(262)	(150)	(158)
Liabilities associated with assets held for sale	(57)	–	–	–

Total current liabilities	(8,506)	(7,092)	(5,100)	(4,507)

Net current assets/(liabilities)	(731)	(170)	(391)	(618)

Total assets less current liabilities	15,551	15,886	12,010	9,531

Financial liabilities due after one year	5,035	5,532	2,223	2,160
Pensions and post-retirement healthcare liabilities
Funded schemes in deficit	603	635	478	884
Unfunded schemes	1,023	902	876	920
Provisions	591	510	295	219
Deferred tax liabilities	745	671	135	93
Other non-current liabilities	276	185	203	170

Non-current liabilities	8,273	8,435	4,210	4,446

Intra-group - NV/PLC	(9,141)	(5,727)	9,141	5,727

Shareholders’ equity	16,357	13,128	(1,872)	(1,063)
Non-controlling interests	62	50	531	421

Total equity	16,419	13,178	(1,341)	(642)

Total capital employed	15,551	15,886	12,010	9,531

Unilever Annual Report on Form 20-F 2010   25

Form 20-F

Guarantor statements (audited)
On 18 November 2008, NV and Unilever Capital Corporation (UCC) filed a US Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by N.V., PLC and Unilever United States, Inc. (UNUS). This superseded the previous NV and UCC US Shelf registration filed on 2 October 2000, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and UNUS. Of the US Shelf registration, US $2.5 billion of Notes were outstanding at 31 December 2010 (2009: US $4.25 billion, 2008: US $2.75 billion) with coupons ranging from 3.65% to 5.9%. These Notes are repayable between 15 February 2014 and 15 November 2032.
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

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Income statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2010	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Turnover	–	–	–	–	44,262	–	44,262

Operating profit	–	342	(62)	(21)	6,080	–	6,339
Finance income	–	–	–	–	77	–	77
Finance costs	(182)	(143)	(40)	–	(126)	–	(491)
Pensions and similar obligations	–	(5)	–	(24)	49	–	20
Inter-company finance costs	184	97	(26)	(10)	(245)	–	–
Dividends	–	1,098	1,187	–	(2,285)	–	–
Share of net profit/(loss) of joint ventures	–	–	–	–	120	–	120
Share of net profit/(loss) of associates	–	–	–	–	(9)	–	(9)
Other income from non-current investments	–	–	–	–	76	–	76

Profit before taxation	2	1,389	1,059	(55)	3,737	–	6,132
Taxation	(1)	(91)	8	434	(1,884)	–	(1,534)

Net profit	1	1,298	1,067	379	1,853	–	4,598
Equity earnings of subsidiaries	–	3,300	3,531	96	–	(6,927)	–

Net profit	1	4,598	4,598	475	1,853	(6,927)	4,598

Attributable to:
Non-controlling interests	–	–	–	–	354	–	354
Shareholders’ equity	1	4,598	4,598	475	1,499	(6,927)	4,244

26   Unilever Annual Report on Form 20-F 2010

Form 20-F

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Income statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2009	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Turnover	–	–	–	–	39,823	–	39,823

Operating profit	–	91	37	(31)	4,923	–	5,020
Finance income	–	–	–	–	75	–	75
Finance costs	(183)	(159)	(24)	–	(138)	–	(504)
Pensions and similar obligations	–	1	–	(61)	(104)	–	(164)
Inter-company finance costs	185	52	(36)	(10)	(191)	–	–
Dividends	–	1,321	1,112		(2,433)	–	–
Share of net profit/(loss) of joint ventures	–	–	–	–	111	–	111
Share of net profit/(loss) of associates	–	–	–	–	4	–	4
Other income from non-current investments	–	–	–	–	374	–	374

Profit before taxation	2	1,306	1,089	(102)	2,621	–	4,916
Taxation	(1)	(34)	(1)	(245)	(976)	–	(1,257)

Net profit	1	1,272	1,088	(347)	1,645	–	3,659
Equity earnings of subsidiaries	–	2,387	2,571	643	–	(5,601)	–

Net profit	1	3,659	3,659	296	1,645	(5,601)	3,659

Attributable to:
Non-controlling interests	–	–	–	–	289	–	289
Shareholders’ equity	1	3,659	3,659	296	1,356	(5,601)	3,370

Income statement
for the year ended 31 December 2008

Turnover	–	–	–	–	40,523	–	40,523

Operating profit	(1)	381	114	(19)	6,692	–	7,167
Finance income	–	1	–	–	105	–	106
Finance costs	(167)	(146)	–	–	(193)	–	(506)
Pension and similar obligations	–	1	–	(27)	169	–	143
Inter-company finance costs	196	42	42	(4)	(276)	–	–
Dividends	–	1,473	1,160	–	(2,633)	–	–
Share of net profit/(loss) of joint ventures	–	–	–	–	125	–	125
Share of net profit/(loss) of associates	–	–	–	–	6	–	6
Other income from non-current investments	–	–	–	–	88	–	88

Profit before taxation	28	1,752	1,316	(50)	4,083	–	7,129
Taxation	(11)	(41)	(134)	(619)	(1,039)	–	(1,844)

Net profit	17	1,711	1,182	(669)	3,044	–	5,285
Equity earnings of subsidiaries	–	3,316	3,845	1,637	–	(8,798)	–

Net profit	17	5,027	5,027	968	3,044	(8,798)	5,285

Attributable to:
Non-controlling interests	–	–	–	–	258	–	258
Shareholders’ equity	17	5,027	5,027	968	2,786	(8,798)	5,027

Unilever Annual Report on Form 20-F 2010   27

Form 20-F

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
Balance sheet at 31 December 2010	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Goodwill and intangible assets	–	40	80	–	18,158	–	18,278
Property, plant and equipment	–	–	–	–	7,854	–	7,854
Pension asset for funded schemes in surplus	–	6	–	14	890	–	910
Deferred tax assets	–	–	–	383	224	–	607
Other non-current assets	–	–	–	–	1,034	–	1,034
Amounts due from Group companies after one year	2,382	3,912	–	–	(6,294)	–	–
Net assets of subsidiaries (equity accounted)	–	34,216	19,255	11,662	(15,939)	(49,194)	–

Total non-current assets	2,382	38,174	19,335	12,059	5,927	(49,194)	28,683

Inventories	–	–	–	–	4,309	–	4,309
Amounts due from Group companies within one year	–	1,834	661	1,968	(4,463)	–	–
Trade and other current receivables	–	69	–	6	4,060	–	4,135
Current tax assets	–	184	29	77	8	–	298
Other financial assets	–	–	–	–	550	–	550
Cash and cash equivalents	–	–	–	(3)	2,319	–	2,316
Assets held for sale	–	–	–	–	876	–	876

Total current assets	–	2,087	690	2,048	7,659	–	12,484

Financial liabilities	(224)	(558)	(2)	–	(1,492)	–	(2,276)
Amounts due to Group companies within one year	–	(17,042)	(4,496)	(13)	21,551	–	–
Trade payables and other current liabilities	(24)	(150)	(21)	(16)	(10,015)	–	(10,226)
Current tax liabilities	(1)	(173)	(93)	(6)	(366)	–	(639)
Provisions	–	(78)	(48)	–	(282)	–	(408)
Liabilities directly associated with non-current assets held for sale	–	–	–	–	(57)	–	(57)

Total current liabilities	(249)	(18,001)	(4,660)	(35)	9,339	–	(13,606)

Net current assets/liabilities	(249)	(15,914)	(3,970)	2,013	16,998	–	(1,122)

Total assets less current liabilities	2,133	22,260	15,365	14,072	22,925	(49,194)	27,561

Financial liabilities due after one year	1,853	3,235	864	–	1,306	–	7,258
Amounts due to Group companies after one year	–	4,407	–	5,062	(9,469)	–	–
Pensions and post-retirement healthcare liabilities
Funded schemes in deficit	–	–	–	–	1,081	–	1,081
Unfunded schemes	–	95	–	610	1,194	–	1,899
Provisions	–	21	–	2	863	–	886
Deferred tax liabilities	–	13	16	–	851	–	880
Other non-current liabilities	–	4	–	119	356	–	479

Total non-current liabilities	1,853	7,775	880	5,793	(3,818)	–	12,483

Shareholders’ equity attributed to:
NV	–	–	16,357	–	–	(16,357)	–
PLC	–	(1,872)	–	–	–	1,872	–
Called up share capital	–	274	210	–	–	–	484
Share premium account	–	25	109	106	(106)	–	134
Other reserves	6	(2,787)	(2,619)	(619)	(981)	1,594	(5,406)
Retained profit	274	18,845	428	8,792	27,237	(36,303)	19,273

Total shareholders’ equity	280	14,485	14,485	8,279	26,150	(49,194)	14,485
Non-controlling interests	–	–	–	–	593	–	593

Total equity	280	14,485	14,485	8,279	26,743	(49,194)	15,078

Total capital employed	2,133	22,260	15,365	14,072	22,925	(49,194)	27,561

28   Unilever Annual Report on Form 20-F 2010

Form 20-F

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
Balance sheet at 31 December 2009	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Goodwill and intangible assets	–	44	26	–	16,977	–	17,047
Property, plant and equipment	–	–	–	–	6,644	–	6,644
Pension asset for funded schemes in surplus	–	–	–	35	724	–	759
Deferred tax assets	–	–	–	495	243	–	738
Other non-current assets	–	–	–	13	1,004	–	1,017
Amounts due from Group companies after one year	3,264	3,242	–	–	(6,506)	–	–
Net assets of subsidiaries (equity accounted)	–	30,824	16,709	11,017	(33,116)	(25,434)	–

Total non-current assets	3,264	34,110	16,735	11,560	(14,030)	(25,434)	26,205

Inventories	–	–	–	–	3,578	–	3,578
Amounts due from Group companies within one year	–	1,668	421	2,015	(4,104)	–	–
Trade and other current receivables	–	44	1	10	3,374	–	3,429
Current tax assets	–	28	–	26	119	–	173
Other financial assets	–	–	–	–	972	–	972
Cash and cash equivalents	–	14	–	(3)	2,631	–	2,642
Assets held for sale	–	–	–	–	17	–	17

Total current assets	–	1,754	422	2,048	6,587	–	10,811

Financial liabilities	(1,229)	(33)	–	–	(1,017)	–	(2,279)
Amounts due to Group companies within one year	(6)	(16,939)	(4,157)	–	21,102	–	–
Trade payables and other current liabilities	(37)	(176)	(13)	(24)	(8,163)	–	(8,413)
Current tax liabilities	(1)	(15)	(69)	(4)	(398)	–	(487)
Provisions	–	–		–	(420)	–	(420)

Total current liabilities	(1,273)	(17,163)	(4,239)	(28)	11,104	–	(11,599)

Net current assets/(liabilities)	(1,273)	(15,409)	(3,817)	2,020	17,691	–	(788)

Total assets less current liabilities	1,991	18,701	12,918	13,580	3,661	(25,434)	25,417

Financial liabilities due after one year	1,728	3,213	838	–	1,913	–	7,692
Amounts due to Group companies after one year	–	3,299	–	3,256	(6,555)	–	–
Pensions and post-retirement healthcare liabilities
Funded schemes in deficit	–	–	–	–	1,519	–	1,519
Unfunded schemes	–	90	–	620	1,112	–	1,822
Provisions	–	15	–	2	712	–	729
Deferred tax liabilities	–	16	15	–	733	–	764
Other non-current liabilities	–	3	–	84	268	–	355

Total non-current liabilities	1,728	6,636	853	3,962	(298)	–	12,881

Shareholders’ equity attributed to:
NV	–	–	13,128	–	–	(13,128)	–
PLC	–	(1,063)	–	–	–	1,063	–
Called up share capital	–	274	210	–	–	–	484
Share premium account	–	25	106	97	(97)	–	131
Other reserves	(9)	(3,629)	(2,271)	936	(1,966)	1,039	(5,900)
Retained profit	272	16,458	892	8,585	5,551	(14,408)	17,350

Total shareholders’ equity	263	12,065	12,065	9,618	3,488	(25,434)	12,065
Non-controlling interests	–	–	–	–	471	–	471

Total equity	263	12,065	12,065	9,618	3,959	(25,434)	12,536

Total capital employed	1,991	18,701	12,918	13,580	3,661	(25,434)	25,417

Unilever Annual Report on Form 20-F 2010   29

Form 20-F

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Cash flow statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2010	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Cash flow from operating activities	–	469	(22)	(81)	6,452	–	6,818
Income tax	–	(86)	4	(148)	(1,098)	–	(1,328)

Net cash flow from operating activities	–	383	(18)	(229)	5,354	–	5,490

Interest received	184	76	6	–	(385)	189	70
Net capital expenditure	–	(10)	–	–	(1,691)	–	(1,701)
Acquisitions and disposals	–	–	(54)	–	(307)	–	(361)
Other investing activities	1,073	(9)	–	2,564	(1,059)	(1,741)	828

Net cash flow from/(used in) investing activities	1,257	57	(48)	2,564	(3,442)	(1,552)	(1,164)

Dividends paid on ordinary share capital	–	(193)	138	(2,276)	8	–	(2,323)
Interest and preference dividends paid	(198)	(36)	(68)	(10)	7	(189)	(494)
Change in borrowings and finance leases	(1,062)	(96)	(51)	(52)	(1,853)	1,741	(1,373)
Share buy-back programme	–	–	–	–	–	–	–
Other movement in treasury stocks	–	(177)	47	–	6	–	(124)
Other finance activities	–	–	–	–	(295)	–	(295)

Net cash flow from/(used in) financing activities	(1,260)	(502)	66	(2,338)	(2,127)	1,552	(4,609)

Net increase/(decrease) in cash and
cash equivalents	(3)	(62)	–	(3)	(215)	–	(283)

Cash and cash equivalents at the beginning
of the year	–	14	–	–	2,383	–	2,397

Effect of foreign exchange rate changes	3	48	–	–	(199)	–	(148)

Cash and cash equivalents at the end of the year	–	–	–	(3)	1,969	–	1,966

Cash flow statement
for the year ended 31 December 2009

Cash flow from operating activities	13	153	(55)	71	6,551	–	6,733
Income tax	–	(86)	(42)	(52)	(779)	–	(959)

Net cash flow from operating activities	13	67	(97)	19	5,772	–	5,774

Interest received	186	48	13	(10)	27	(191)	73
Net capital expenditure	–	(6)	–	–	(1,252)	–	(1,258)
Acquisitions and disposals	–	–	–	–	(139)	–	(139)
Other investing activities	–	403	–	–	(292)	(50)	61

Net cash flow from/(used in) investing activities	186	445	13	(10)	(1,656)	(241)	(1,263)

Dividends paid on ordinary share capital	–	118	189	–	(2,413)	–	(2,106)
Interest and preference dividends paid	(167)	(142)	(59)	–	(340)	191	(517)
Change in borrowings and finance leases	(31)	(612)	(82)	3	(895)	50	(1,567)
Share buy-back programme	–	–	–	–	–	–	–
Other movement in treasury stocks	–	131	36	(11)	(53)	–	103
Other finance activities	–	–	–	–	(214)	–	(214)

Net cash flow from/(used in) financing activities	(198)	(505)	84	(8)	(3,915)	241	(4,301)

Net increase/(decrease) in cash and cash equivalents	1	7	–	1	201	–	210

Cash and cash equivalents at the beginning of the year	(3)	7	–	(4)	2,360	–	2,360

Effect of foreign exchange rate changes	2	–	–	–	(175)	–	(173)

Cash and cash equivalents at the end of the year	–	14	–	(3)	2,386	–	2,397

30   Unilever Annual Report on Form 20-F 2010

Form 20-F

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Cash flow statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2008	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Cash flow from operating activities	–	73	(527)	568	5,212	–	5,326
Income tax	–	(10)	(162)	(533)	(750)	–	(1,455)

Net cash flow from operating activities	–	63	(689)	35	4,462	–	3,871

Interest received	196	3	31	–	151	(276)	105
Net capital expenditure	–	(2)	–	2	(1,099)	–	(1,099)
Acquisitions and disposals	–	–	–	–	2,265	–	2,265
Other investing activities	–	(675)	(2,665)	–	843	2,641	144

Net cash flow from/(used in) investing activities	196	(674)	(2,634)	2	2,160	2,365	1,415

Dividends paid on ordinary share capital	–	297	271	–	(2,654)	–	(2,086)
Interest and preference dividends paid	(166)	(111)	–	(4)	(482)	276	(487)
Change in borrowings and finance leases	(34)	1,490	3,315	–	(1,080)	(2,641)	1,050
Share buy-back programme	–	(1,225)	(278)	–	–	–	(1,503)
Other movement in treasury stocks	–	165	15	(40)	(37)	–	103
Other finance activities	–	–	–	–	(207)	–	(207)

Net cash flow from/(used in) financing activities	(200)	616	3,323	(44)	(4,460)	(2,365)	(3,130)

Net increase/(decrease) in cash and cash equivalents	(4)	5	–	(7)	2,162	–	2,156

Cash and cash equivalents at the beginning of the year	1	2	–	(2)	900	–	901

Effect of foreign exchange rate changes	–	–	–	5	(702)	–	(697)

Cash and cash equivalents at the end of the year	(3)	7	–	(4)	2,360	–	2,360

Item 19 – Exhibits
Please refer to the exhibit list located immediately following the signature page for this Form 20-F as filed with the SEC.

Unilever Annual Report on Form 20-F 2010   31

Printed by St Ives Westerham Press Ltd, ISO9001, ISO14001, FSC certified and CarbonNeutral.
This document forms part of the Unilever Annual Report and Accounts 2010 suite of documents and is printed on Greencoat 80 Silk. This paper is made from 80% post consumer waste and virgin wood fibre, independently certified in accordance with the FSC (Forest Stewardship Council). It is manufactured at a mill that is certified to ISO14001 environmental management standards. The pulp is bleached using Elemental Chlorine Free (ECF) processes. The inks used are all vegetable oil based.
In addition, the carbon impacts of the paper for this suite have been estimated and an equivalent amount of carbon dioxide has been balanced through preservation of rainforest by the World Land Trust, an ecological charity. 11,944kg of carbon dioxide have been balanced; 2,352 m2 of ecologically important forests have been protected; and using recycled fibre has prevented an estimated 17.8 tonnes of waste paper going to landfill.

If you have finished with this document and no longer wish to retain it, please pass it on to other interested readers or dispose of it in your recycled paper waste. Thank you.

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
Unilever N.V.
(Registrant)

/s/ T. E. Lovell
T. E. LOVELL,
Group Secretary
Date: 4 March, 2011

2010 20-F Exhibits	UNILEVER NV — 20-F EXHIBIT LIST

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unilever NV

2.1	Indenture dated as of August 1, 2000, among Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever United States, Inc. and The Bank of New York, as Trustee, relating to Guaranteed Debt Securities 1

2.2	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities 2

4.1	Equalisation Agreement between Unilever N.V. and Unilever PLC 3

4.2	Service Contracts of the Executive Directors of Unilever NV

4.3	Letters regarding compensation of Executive Directors of Unilever NV

4.4	Unilever North America 2002 Omnibus Equity Compensation Plan 4

4.5	The Unilever NV International 1997 Executive Share Option Scheme 5

4.6	The Unilever Long Term Incentive Plan 6

4.7	Global Share Incentive Plan 2007 7

4.8	The Management Co-Investment Plan

8.1	List of Subsidiaries 8

12.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Annual Report and Accounts sections incorporated by reference

15.2	Consent of PricewaterhouseCoopers Accountants N.V. and PricewaterhouseCoopers LLP
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

1	Incorporated by reference to Exhibit 2.2 of Form 20-F filed with the SEC on March 28, 2002.

2	Incorporated by reference to Exhibit 99.1 of Form S-8 filed with the SEC on February 27, 2003.

3	Incorporated by reference to Exhibit 4.1 of Form 20-F filed with the SEC on March 5, 2010.

4	Incorporated by reference to Exhibit 99.1 of Form S-8 filed with the SEC on February 27, 2003.

5	Incorporated by reference to Exhibit 4.5 of Form 20-F filed with the SEC on March 28, 2002.

6	Incorporated by reference to Exhibit 4.6 of Form 20-F filed with the SEC on March 28, 2002.

7	Incorporated by reference to Exhibit 4.7 of Form 20-F filed with the SEC on March 26, 2008.

8	The required information is set forth on pages 126 to 127 of the 2010 Annual Report and Accounts.