Form 20-F
period 2011-12-31
UNILEVER N V
filed 2012-03-02
CIK 110390

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED 31 DECEMBER 2011

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

Yes ☒      No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☒      Accelerated filer ☐      Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐      Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐      No ☒

Cautionary statement

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, finalising fair values related to prior acquisitions, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage sustainability, regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates, completion of the Sustainable Development Report 2011 and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group’s Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unilever N.V. and Unilever PLC
ANNUAL REPORT ON FORM 20-F 2011

Creating a better future every day

Form 20-F

References set forth below are to certain references that include pages incorporated therein, including any page references incorporated in the incorporated material, unless specifically noted otherwise.

The following pages and sections of the Group’s Annual Report and Accounts 2011, regardless of their inclusion in any cross-reference below, are hereby specifically excluded and are not incorporated by reference into this report on Form 20-F:

•	pages 2 to 5;
•	‘Operational highlights’ on page 6;
•	‘Additional statutory disclosures’ on page 59;
•	pages 62 and 63; and
•	pages 111 to 122.

This 20-F Report and the Group’s Annual Report and Accounts 2011 (furnished separately on 2 March 2012 under Form 6-K) contain certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable with similarly titled amounts reported by other companies. In addition, there are limitations on the usefulness of our reported non-GAAP financial measures.

We report on the following non-GAAP measures:

•	underlying sales growth;
•	underlying volume growth;
•	underlying operating margin (including explanation of restructuring, business disposals, impairments and other one-off items (RDIs));
•	free cash flow; and
•	net debt.

The information set forth under the heading ‘Non-GAAP measures’ on pages 26 to 27 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference. Within these pages further information about the above measures can be found.

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

The two parent companies, NV and PLC, together with their Group companies, operate as a single economic entity (the Unilever Group, also referred to as ‘Unilever’ or ‘the Group’). NV and PLC and their Group companies constitute a single reporting entity for the purposes of presenting consolidated accounts. Accordingly, the accounts of the Unilever Group are presented by both NV and PLC as their respective consolidated accounts.

This document contains references to our website. Information on our website or any other website referenced in this document is not incorporated into this document and should not be considered part of this document. We have included any website as an inactive textual reference only.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Unilever Annual Report on Form 20-F 2011	1

Form 20-F

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data

In the schedules below, figures within the income statement and for earnings per share reflect the classification between continuing and discontinued operations which has applied for our reporting during 2007–2011.

Consolidated income statement	€ million 2011	€ million 2010	€ million 2009	€ million 2008	€ million 2007
Continuing operations:
Turnover	46,467	44,262	39,823	40,523	40,187

Operating profit	6,433	6,339	5,020	7,167	5,245

Net finance costs	(377)	(394)	(593)	(257)	(252)
Income from non-current investments	189	187	489	219	191

Profit before taxation	6,245	6,132	4,916	7,129	5,184
Taxation	(1,622)	(1,534)	(1,257)	(1,844)	(1,128)

Net profit from continuing operations	4,623	4,598	3,659	5,285	4,056
Net profit from discontinued operations	–	–	–	–	80

Net profit	4,623	4,598	3,659	5,285	4,136
Attributable to:
Non-controlling interests	371	354	289	258	248
Shareholders’ equity	4,252	4,244	3,370	5,027	3,888
Combined earnings per share(a)	€ 2011	€ 2010	€ 2009	€ 2008	€ 2007
Continuing operations:
Basic earnings per share	1.51	1.51	1.21	1.79	1.32
Diluted earnings per share	1.46	1.46	1.17	1.73	1.28
Total operations:
Basic earnings per share	1.51	1.51	1.21	1.79	1.35
Diluted earnings per share	1.46	1.46	1.17	1.73	1.31

(a)  For the basis of the calculations of combined earnings per share see note 7 on page 83 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K and incorporated here by reference.

Consolidated balance sheet	€ million 2011	€ million 2010	€ million 2009	€ million 2008	€ million 2007
Non-current assets	33,221	28,683	26,205	24,967	27,374
Current assets	14,291	12,484	10,811	11,175	9,928
Total assets	47,512	41,167	37,016	36,142	37,302

Current liabilities	17,929	13,606	11,599	13,800	13,559
Non-current liabilities	14,662	12,483	12,881	11,970	10,924
Total liabilities	32,591	26,089	24,480	25,770	24,483

Shareholders’ equity	14,293	14,485	12,065	9,948	12,387
Non-controlling interests	628	593	471	424	432
Total equity	14,921	15,078	12,536	10,372	12,819
Total liabilities and equity	47,512	41,167	37,016	36,142	37,302

2	Unilever Annual Report on Form 20-F 2011

Form 20-F

Consolidated cash flow statement	€ million 2011	€ million 2010	€ million 2009	€ million 2008	€ million 2007
Net cash flow from operating activities	5,452	5,490	5,774	3,871	3,876
Net cash flow from/(used in) investing activities	(4,467)	(1,164)	(1,263)	1,415	(623)
Net cash flow from/(used in) financing activities	411	(4,609)	(4,301)	(3,130)	(3,009)
Net increase/(decrease) in cash and cash equivalents	1,396	(283)	210	2,156	244
Cash and cash equivalents at the beginning of the year	1,966	2,397	2,360	901	710
Effect of foreign exchange rates	(384)	(148)	(173)	(697)	(53)
Cash and cash equivalents at the end of the year	2,978	1,966	2,397	2,360	901
Key performance indicators	2011	2010	2009	2008	2007
Underlying sales growth (%)(b)	6.5	4.1	3.5	7.4	5.5
Underlying volume growth (%)(b)	1.6	5.8	2.3	0.1	3.7
Underlying operating margin (%)(b)	14.9	15.0	14.8	14.6	14.5
Free cash flow (€ million)(b)	3,075	3,365	4,072	2,390	2,487
Ratios and other metrics	2011	2010	2009	2008	2007
Operating margin (%)	13.8	14.3	12.6	17.7	13.1
Net profit margin (%)(c)	9.2	9.6	8.5	12.4	9.7
Net debt (€ million)(b)	8,781	6,668	6,357	8,012	8,335
Ratio of earnings to fixed charges (times)(d)	10.0	10.7	8.8	11.7	8.3

(b)	Non-GAAP measures are defined and described on pages 26 and 27 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K and incorporated here by reference.
(c)	Net profit margin is expressed as net profit attributable to shareholders’ equity as a percentage of turnover from continuing operations.
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

Dividend record

The following tables show the dividends declared and dividends paid by NV and PLC for the last five years, expressed in terms of the revised share denominations which became effective from 22 May 2006. Differences between the amounts ultimately received by US holders of NV and PLC shares are the result of changes in exchange rates between the equalisation of the dividends and the date of payment.

Following agreement at the 2009 AGMs and separate meetings of ordinary shareholders, the Equalisation Agreement was modified to facilitate the payment of quarterly dividends from 2010 onwards.

	2011	2010	2009	2008	2007
Dividends declared for the year
NV dividends
Dividend per €0.16	€0.90	€0.83	€0.46	€0.77	€0.75
Dividend per €0.16 (US Registry)	US $1.25	US $1.13	US $0.67	US $1.02	US $1.13

PLC dividends
Dividend per 3 1/9p	£0.78	£0.71	£0.41	£0.61	£0.51
Dividend per 3 1/9p (US Registry)	US $1.25	US $1.13	US $0.67	US $0.94	US $1.01

Dividends paid during the year
NV dividends
Dividend per €0.16	€0.88	€0.82	€0.78	€0.76	€0.72
Dividend per €0.16 (US Registry)	US $1.24	US $1.11	US $1.09	US $1.11	US $1.00

PLC dividends
Dividend per 3 1/9p	£0.77	£0.71	£0.64	£0.55	£0.49
Dividend per 3 1/9p (US Registry)	US $1.24	US $1.11	US $1.00	US $0.99	US $0.99

Unilever Annual Report on Form 20-F 2011	3

Form 20-F

Exchange rates

Unilever reports its financial results and balance sheet position in euros. Other currencies which may significantly impact our financial statements are sterling and US dollars. Average and year-end exchange rates for these two currencies for the last five years are given below.

	2011	2010	2009	2008	2007
Year end
€1 = US $	1.294	1.337	1.433	1.417	1.471
€ 1 = £	0.839	0.862	0.888	0.977	0.734
Average
€1 = US $	1.396	1.326	1.388	1.468	1.364
€ 1 = £	0.869	0.858	0.891	0.788	0.682

On 28 February 2012 the exchange rates between euros and US dollars and between euros and sterling as published in the Financial Times in London were as follows: €1 = US $1.340 and €1 = £0.846.

Noon Buying Rates in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were as follows:

	2011	2010	2009	2008	2007
Year end
€1 = US $	1.297	1.327	1.433	1.392	1.460
Average
€1 = US $	1.393	1.326	1.394	1.473	1.371
High
€1 = US $	1.488	1.454	1.510	1.601	1.486
Low
€1 = US $	1.293	1.196	1.255	1.245	1.290

High and low exchange rate values for each of the last six months:

	September 2011	October 2011	November 2011	December 2011	January 2012	February(a) 2012
High
€1 = US $	1.428	1.417	1.380	1.349	1.319	1.345
Low
€1 = US $	1.345	1.328	1.324	1.293	1.268	1.307

(a) Through 24 February 2012

Share capital

The information set forth under the heading ‘Note 19 Share capital’ on pages 101 to 102 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

B. Capitalisation and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Our principal risks, as described on pages 28 to 32 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K are incorporated by reference. The information set forth under the heading ‘Note 16 Capital and treasury risk management’ on pages 93 to 99 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

Risk factors

Our business is subject to risks and uncertainties. The risks that we regard as the most relevant to our business are set out below. We have undertaken certain mitigating actions that we believe help us to manage the risks identified below. However, we may not be successful in deploying some or all of these mitigating actions. If the circumstances in these risk factors occur or are not successfully mitigated, our cashflow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described in this document, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation. This list is not intended to be exhaustive and there may be other risks and uncertainties that are not mentioned below that could impact our future performance or our ability to meet published targets. The risks and uncertainties discussed below should be read in conjunction with the Group’s consolidated financial statements and related notes and the portions of the Report of the Directors that are incorporated by reference from the Group’s Annual Report and Accounts 2011 (furnished separately on 2 March 2012 on Form 6-K) and other information included in or incorporated by reference in this Report on Form 20-F.

4	Unilever Annual Report on Form 20-F 2011

Form 20-F

Principal risk	Description of risk

Consumer Preference
As a branded goods business, Unilever’s success depends on the value and relevance of our brands and products to consumers across the world and on our ability to innovate.

Consumer tastes, preferences and behaviours are constantly changing and Unilever’s ability to respond to these changes and to continue to differentiate our brands and products is vital to our business.

We are dependent on creating innovative products that continue to meet the needs of our consumers.

Competition
The activities of our competitors may adversely impact our business.	Unilever operates globally in competitive markets where other local, regional and global companies are targeting the same consumer base.
Our retail customers frequently compete with us through private label offerings.
Industry consolidation amongst our direct competitors and in the retail trade can bring about significant shifts in the competitive landscape.

Portfolio Management
Unilever’s strategic investment choices will determine the long-term growth and profits of our business.	Unilever’s growth and profitability are determined by our portfolio of categories, geographies and channels and how these evolve over time.

Sustainability
The success of our business depends on finding sustainable solutions to support long-term growth.

Unilever’s vision to double the size of our business while reducing our environmental impact will require more sustainable ways of doing business. This means increasing the positive social benefits of Unilever’s activities while reducing our environmental impact.

Customer Relationships
Successful customer relationships are vital to our business and continued growth.	Maintaining strong relationships with our customers is necessary for our brands to be well presented to our consumers and available for purchase at all times.
The strength of our customer relationships also affects our ability to obtain pricing and secure favourable trade terms.

People
A skilled workforce is essential for the continued success of our business.	Our ability to attract, develop and retain the right number of appropriately qualified people is critical if we are to effectively compete and grow.
This is especially true in our key emerging markets where there can be a high level of competition for a limited talent pool.

Supply Chain
Our business depends on securing high quality materials, efficient manufacturing and the timely distribution of products to our customers.

Our supply chain network is exposed to potentially adverse events such as physical disruptions, environmental and industrial accidents or bankruptcy of a key supplier which could impact our ability to deliver orders to our customers.

The quality and safety of our products are of paramount importance for our brands and our reputation.

The cost of our products can be significantly affected by the cost of the underlying commodities and materials from which they are made. Fluctuations in these costs cannot always be passed on to the consumer through pricing.

Systems and Information
Unilever’s operations are increasingly dependent on IT systems and the management of information.

We interact electronically with customers, suppliers and consumers in ways which place ever greater emphasis on the need for secure and reliable IT systems and infrastructure and careful management of the information that is in our possession.

This also increases the threat from unauthorised access and misuse of sensitive information.

Unilever Annual Report on Form 20-F 2011	5

Form 20-F

Principal risk	Description of risk

Business Transformation
Successful execution of business transformation projects is key to delivering their intended business benefits and avoiding disruption to other business activities.	Unilever is continually engaged in major change projects, including acquisitions and disposals, to drive continuous improvement in our business and to strengthen our portfolio and capabilities.
In 2011, this included several significant acquisitions (Alberto Culver, Concern Kalina), IT system implementations, the roll-out of Enterprise Support and changes to our management organisation.

External economic and political risks, and natural disasters
Unilever operates across the globe and is exposed to a range of external economic and political risks and natural disasters that may affect the execution of our strategy or the running of our operations.	Adverse economic conditions may result in reduced consumer demand for our products, and may affect one or more countries within a region, or may extend globally.
Government actions such as fiscal stimulus, changes to taxation and price controls can impact on the growth and profitability of our local operations.
Social and political upheavals and natural disasters can disrupt sales and operations.

In 2011, more than half of Unilever’s turnover came from emerging markets including Brazil, India, Indonesia, Turkey, South Africa, China, Mexico and Russia. These markets offer greater growth opportunities but also expose Unilever to economic, political and social volatility in these markets.

Eurozone risk
Issues arising out of the sovereign debt crisis in Europe could have a material adverse effect on Unilever’s business in a number of ways.

Uncertainty, lack of confidence and any further deterioration in the situation could lead to lower growth and even recession in Europe and elsewhere.

Our operations would be affected if Eurozone countries were to leave the euro. In particular:

•      our European supply chain would face economic and operational challenges;

•      our customers and suppliers may be adversely affected, leading to heightened counterparty credit risk; and

•      our investment in the country concerned could be impaired and may be subject to exchange controls and translation risks going forward.

The likely contraction in the availability of credit from financial institutions and the impact this will have on Unilever’s liquidity risk are described under ‘Financial’ below.

6	Unilever Annual Report on Form 20-F 2011

Form 20-F

Principal risk	Description of risk

Financial
Unilever is exposed to a variety of external financial risks.

Changes to the relative value of currencies can fluctuate widely and could have a significant impact on business results. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets and earnings of its foreign subsidiaries.

We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid in foreign currency or to remit dividends to the parent company.

Currency rates, along with demand cycles, can also result in significant swings in the prices of the raw materials needed to produce our goods.

Unilever may face liquidity risk, i.e. difficulty in meeting its obligations, associated with its financial liabilities. A material and sustained shortfall in our cash flow could undermine Unilever’s credit rating, impair investor confidence and also restrict Unilever’s ability to raise funds.

We are exposed to market interest rate fluctuations on our floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating rate debt and increase the cost of future borrowings.

In times of financial market volatility, we are also potentially exposed to counter party risks with banks, suppliers and customers.

Certain businesses have defined benefit pension plans, most now closed to new employees, which are exposed to movements in interest rates, fluctuating values of underlying investments and increased life expectancy. Changes in any or all of these inputs could potentially increase the cost to Unilever of funding the schemes and therefore have an adverse impact on profitability and cash flow.

Ethical
Acting in an ethical manner, consistent with the expectations of customers, consumers and other stakeholders is essential for the protection of the reputation of Unilever and its brands.	Unilever’s brand and reputation are valuable assets and the way in which we operate, contribute to society and engage with the world around us is always under scrutiny both internally and externally.

Legal, Regulatory and Other
Compliance with laws and regulations is an essential part of Unilever’s business operations.

Unilever is subject to local, regional and global laws and regulations in such diverse areas as product safety, product claims, trademarks, copyright, patents, competition, employee health and safety, the environment, corporate governance, listing and disclosure, employment and taxes.

Failure to comply with laws and regulations could expose Unilever to civil and/or criminal actions leading to damages, fines and criminal sanctions against us and/or our employees with possible consequences for our corporate reputation.

Changes to laws and regulations could have a material impact on the cost of doing business.

Unilever is also exposed to varying degrees of risk and uncertainty related to other factors including environmental, political, social and fiscal risks. All these risks could materially affect Unilever’s business. There may be other risks which are unknown to Unilever or which are currently believed to be immaterial.

Unilever Annual Report on Form 20-F 2011	7

Form 20-F

Item 4. Information on the Company

A. History and development of the Company

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Financial Review 2011’ on pages 20 to 27;
•	‘Our requirements and compliance’ on pages 43 to 45;
•	‘Note 21 Acquisitions and disposals’ on pages 104 to 106; and
•	‘Shareholder information’ on pages 123 to 126.

Please refer also to ‘Financial Review 2010’ within Item 5A of this report and ‘The Unilever Group’ on page 1 of this report.

B. Business overview

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Note 2 Segment information’ on pages 70 to 71; and
•	‘Better service’ on page 16.

Please also refer to ‘The Unilever Group’ on page 1 of this report.

Marketing channels

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

Raw materials

Our products use a wide variety of raw and packaging materials which we source internationally, and which may be subject to price volatility. We saw commodity prices rise during the second half of 2011 and this looks set to continue into 2012.

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

Competition

As a FMCG (fast moving consumer goods) company, we are competing with a diverse set of competitors. Some of these operate on an international scale like ourselves, while others have a more regional or local focus. Our business model centres on building brands which consumers know, trust, like, and buy in conscious preference to competitors’. Our brands command loyalty and affinity and deliver superior performance.

C. Organisational structure

The information set forth under the heading ‘Principal group companies and non-current investments’ on pages 109 and 110 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

Please also refer to ‘The Unilever Group’ on page 1 of this report.

D. Property, plant and equipment

We have interests in properties in most of the countries where there are Unilever operations. However, none is material in the context of the Group as a whole. The properties are used predominantly to house production and distribution activities and as offices. There is a mixture of leased and owned property throughout the Group. We are not aware of any environmental issues affecting the properties which would have a material impact upon the Group, and there are no material encumbrances on our properties. Any difference between the market value of properties held by the Group and the amount at which they are included in the balance sheet is not significant. We believe our existing facilities are satisfactory for our current business and we currently have no plans to construct new facilities or expand or improve our current facilities in a manner that is material to the Group.

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Note 10 Property, plant and equipment’ on pages 86 and 87; and
•	‘Principal group companies and non-current investments’ on pages 109 and 110.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating results

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Outlook’ on page 28;
•	‘Financial review 2011’ on pages 20 to 27; and
•	‘Currency risk’ on page 94.

8	Unilever Annual Report on Form 20-F 2011

Form 20-F

Financial Review 2010

Basis of reporting

The information set forth under the heading ‘Basis of reporting’ on page 25 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

Group results and earnings per share

The following discussion summarises the results of the Group during the years 2010 and 2009. The figures quoted are in euros, at current rates of exchange, being the average rates applying in each period as applicable, unless otherwise stated. Information about exchange rates between the euro, pound sterling and US dollar is given on page 4 of this report.

In 2010 and 2009, no disposals qualified to be disclosed as discontinued operations for purposes of reporting.

	€ million 2010	€ million 2009	% Change
Turnover	44,262	39,823	11.1
Operating profit	6,339	5,020	26
Underlying operating profit	6,620	5,888	12
Net profit	4,598	3,659	26
Diluted EPS	€1.46	€1.17	25

Turnover at €44.3 billion increased 11.1%, with 7.3% due to currency. Underlying sales growth increased to 4.1%, driven in particular by an improvement in performance in Western Europe. Underlying volume growth of 5.8% was partially offset by the full year price effect of negative 1.6%, though in the fourth quarter pricing turned positive on an in-quarter basis.

Operating profit was €6.3 billion, compared with €5.0 billion in 2009, with higher one-off profits arising from the disposal of group companies and lower restructuring costs. Underlying operating profit increased by 12% to €6.6 billion, with underlying operating margin increasing by 0.2% to 15.0%.

The cost of financing net borrowings was €414 million, €15 million lower than 2009, as the adverse impact of currency was more than offset by lower average net debt. The interest rate on borrowings was 4.4% and on cash deposits was 1.7%. The charge for pensions financing was a credit of €20 million compared with a net charge of €164 million in 2009.

The effective tax rate was 25.5% compared with 26.2% in 2009 reflecting the geographic mix of profits and the impact of the Italian frozen foods disposal. The underlying tax rate excluding the effect of restructuring, disposals and impairments was 27.1%.

Net profit from joint ventures and associates, together with other income from non-current investments contributed €187 million compared to €489 million in the prior year which benefited from the €327 million gain on disposal of the majority of the equity in JohnsonDiversey.

Fully diluted earnings per share increased 25%, to €1.46. This was driven by improved underlying operating profit, lower restructuring charges, lower pension costs, the favourable impact of foreign exchange and higher profit on business disposal partially offset by a provision in respect of the European Commission investigation into consumer detergents. Business disposals include the disposal of the Italian frozen foods business.

Unilever Annual Report on Form 20-F 2011	9

Form 20-F

Turnover by regions	Operating profit by regions

Asia Africa CEE

	€ million 2010	€ million 2009	% Change
Turnover	17,685	14,897	18.7
Operating profit	2,253	1,927	16.9

Underlying operating margin (%)	13.4	13.9	(0.5)

Underlying sales growth (%)	7.7	7.7
Underlying volume growth (%)	10.2	4.1
Effect of price changes (%)	(2.2)	3.4

Key developments

•	The relative strength of most major currencies in the region against the euro meant that the impact of exchange rates was significant, contributing 10.1% of the overall turnover growth.
•

Competitive intensity reached new heights in several key countries in 2010, with increased levels of mostly price-based competition. Against this competitive background, underlying sales growth and volume growth represent strong and fully competitive performance.

•	Negative price growth reflects actions taken to ensure that market position were protected against high levels of price based competition.
•	Underlying operating margin was down by 0.5%, with stable gross margin, but investment in advertising and promotions significantly increased.
•	Other key developments included the continued successful roll-out of the regional IT platform to a variety of countries.

The Americas

	€ million 2010	€ million 2009	% Change
Turnover	14,562	12,850	13.3
Operating profit	2,169	1,843	17.7

Underlying operating margin (%)	16.0	16.1	(0.1)

Underlying sales growth (%)	4.0	4.2
Underlying volume growth (%)	4.8	2.5
Effect of price changes (%)	(0.7)	1.6

Key developments

•	The relative strength of most major currencies in the region against the euro meant that the impact of exchange rates was significant, contributing 9.0% of the overall turnover growth.
•

Market conditions in North America remained challenging throughout the year, with consumer confidence at low levels and competition proving increasingly intense. Latin American markets were generally much stronger, although levels of competition again increased, particularly in Brazil.

•

Underlying sales growth of 4.0% was driven by strong performance in Latin America supported by encouraging levels of growth in North America. Strong progress in the food categories in Brazil and Mexico, and Personal Care in Argentina contributed to positive volume market share performance.

•	Underlying price growth was negative reflecting actions taken to ensure market positions were protected against high levels of price competition.
•	Underlying operating margin was down 0.1% with investment in advertising and promotions increased from 2009.
•	A key development in 2010 was the announcement of an agreement to acquire the Alberto Culver business. The transaction was completed in 2011.

Western Europe

	€ million 2010	€ million 2009	% Change
Turnover	12,015	12,076	(0.5)
Operating profit	1,917	1,250	53.4

Underlying operating margin (%)	16.1	14.4	1.7

Underlying sales growth (%)	(0.4)	(1.9)
Underlying volume growth (%)	1.4	(0.1)
Effect of price changes (%)	(1.8)	(1.8)

Key developments

•

Competition continued to be intense in most parts of the region throughout 2010. In some markets and categories levels of price promotional activity accelerated towards the end of the year. Against this competitive background, underlying sales growth of negative 0.4% represented robust performance.

•	Underlying price growth was negative 1.8%, reflecting actions taken to ensure market positions were protected against high levels of price competition.
•

The major factor behind the significant increase in operating profit was the profit on disposal of the Italian frozen foods business. Underlying operating margin was up sharply by 1.7% reflecting success of cost saving initiatives which reduced indirect costs significantly.

•	In other developments, the acquisition of the Sara Lee Personal Care business was completed in the fourth quarter. Other smaller bolt-on acquisitions were announced during the year in ice cream.

10	Unilever Annual Report on Form 20-F 2011

Form 20-F

Non-GAAP measures

The information set forth under the heading ‘Non-GAAP measures’ on pages 26 and 27 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

Underlying sales growth (USG)

The reconciliation of USG to changes in the GAAP measure turnover is as follows:

Total Group

	2010 vs 2009	2009 vs 2008
Underlying sales growth (%)	4.1	3.5
Effect of acquisitions (%)	0.3	0.6
Effect of disposals (%)	(0.8)	(3.0)
Effect of exchange rates (%)	7.3	(2.7)
Turnover growth (%)	11.1	(1.7)

Asia Africa CEE

	2010 vs 2009	2009 vs 2008
Underlying sales growth (%)	7.7	7.7
Effect of acquisitions (%)	0.2	0.5
Effect of disposals (%)	(0.1)	(0.9)
Effect of exchange rates (%)	10.1	(4.0)
Turnover growth (%)	18.7	2.9

The Americas

	2010 vs 2009	2009 vs 2008
Underlying sales growth (%)	4.0	4.2
Effect of acquisitions (%)	0.3	0.7
Effect of disposals (%)	(0.4)	(6.0)
Effect of exchange rates (%)	9.0	(1.2)
Turnover growth (%)	13.3	(2.6)

Western Europe

	2010 vs 2009	2009 vs 2008
Underlying sales growth (%)	(0.4)	(1.9)
Effect of acquisitions (%)	0.5	0.5
Effect of disposals (%)	(2.0)	(2.2)
Effect of exchange rates (%)	1.4	(2.5)
Turnover growth (%)	(0.5)	(6.0)

Underlying volume growth (UVG)

Underlying volume growth is underlying sales growth after eliminating the impact of price changes. The relationship between the two measures is set out below:

	2010 vs 2009	2009 vs 2008
Underlying volume growth (%)	5.8	2.3
Effect of price changes (%)	(1.6)	1.2
Underlying sales growth (%)	4.1	3.5

Underlying operating margin

The reconciliation of underlying operating profit to operating profit is as follows:

	€ million 2010	€ million 2009
Operating profit	6,339	5,020
Restructuring costs	589	897
Business disposals	(468)	(4)
Impairments and other one-off items	160	(25)
Underlying operating profit	6,620	5,888
Turnover	44,262	39,823
Operating margin (%)	14.3	12.6
Underlying operating margin (%)	15.0	14.8

Free cash flow (FCF)

FCF represents the cash generation from the operation and financing of the business. The movement in FCF measures our progress against the commitment to deliver strong cash flows. FCF is not used as a liquidity measure within Unilever.

FCF includes the cash flow from Group operating activities, less income tax paid, net capital expenditure, net interest and preference dividends paid. The reconciliation of FCF to net profit is as follows:

	€ million 2010	€ million 2009
Net profit	4,598	3,659
Taxation	1,534	1,257
Share of net profit of joint ventures/associates and other income from non-current investments	(187)	(489)
Net finance cost	394	593
Depreciation, amortisation and impairment	993	1,032
Changes in working capital	169	1,701
Pensions and similar obligations less payments	(472)	(1,028)
Provisions less payments	72	(258)
Elimination of (profits)/losses on disposals	(476)	13
Non-cash charge for share-based compensation	144	195
Other adjustments	49	58
Cash flow from operating activities	6,818	6,733

Income tax paid	(1,328)	(959)
Net capital expenditure	(1,701)	(1,258)
Net interest and preference dividends paid	(424)	(444)
Free cash flow	3,365	4,072

Net debt

The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

	€ million 2010	€ million 2009
Total financial liabilities	(9,534)	(9,971)

Financial liabilities due within one year	(2,276)	(2,279)
Financial liabilities due after one year	(7,258)	(7,692)

Cash and cash equivalents as per balance sheet	2,316	2,642

Cash and cash equivalents as per cash flow statement	1,966	2,397
Bank overdrafts deducted therein	350	245

Financial assets	550	972
Net debt	(6,668)	(6,357)

Unilever Annual Report on Form 20-F 2011	11

Form 20-F

Acquisitions and disposals - 2009

On 2 April 2009 we announced the completion of our purchase of the global TIGI professional hair product business and its supporting advanced education academies. TIGI’s major brands include Bed Head, Catwalk and S-Factor. Turnover of the business worldwide in 2008 was around US $250 million. The cash consideration of US $411.5 million was made on a cash and debt free basis. In addition, further limited payments related to future growth may be made contingent upon meeting certain thresholds.

On 3 July 2009 we completed the acquisition of Baltimor Holding ZAO’s sauces business in Russia. The acquisition includes the ketchup, mayonnaise and tomato paste business under the Baltimor, Pomo d’Oro and Vostochniy Gourmand brands – and a production facility at Kolpino, near St Petersburg.

On 24 November 2009 we completed the sale of our interest in JohnsonDiversey. The cash consideration received was US $390 million, which included both the originally announced cash consideration of US $158 million plus the proceeds of the sale of the 10.5% senior notes in JohnsonDiversey Holdings, Inc. We retain a 4% interest in JohnsonDiversey in the form of warrants.

B. Liquidity and capital resources

(i) Information regarding the Group’s liquidity

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Finance and liquidity’ and ‘Treasury’ on pages 24 to 25;
•	‘Market risk’ on page 94;
•	‘Liquidity risk’ on page 95;
•	‘Capital management’ on page 93;
•	‘Going concern’ on page 61;
•	‘Cash flow’ on page 25;
•	‘Consolidated cash flow statement’ on page 67; and
•	‘Note 15 Financial assets and liabilities’ on pages 90 to 92.

(ii) Information regarding the type of financial instruments used, the maturity profile of debt, currency and interest rate structure

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Note 15 Financial assets and liabilities’ on pages 90 to 92;
•	‘Note 16 Capital and treasury risk management’ on pages 93 to 99; and
•	‘Treasury’ on page 25.

(iii) Information regarding the Group’s material commitments for capital expenditure

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Note 20 Commitments and contingent liabilities’ on pages 102 to 103; and
•	‘Note 10 Property, plant and equipment’ on pages 86 and 87.

C. Research and development, patents and licences, etc

The information set forth under the heading ‘Bigger, better, faster innovation’ on pages 10 to 13 and ‘Note 3 Gross profit and operating costs’ (first table) on page 72 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

D. Trend information

Please refer also to Item 3D ‘Risk Factors’ on pages 4 to 7 of this report.

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Financial review 2011’ on pages 20 to 27; and
•	‘Outlook’ on page 28.

Please refer also to ‘Financial Review 2010’ within Item 5A of this report on pages 8 to 12.

E. Off-balance sheet arrangements

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Off-balance sheet arrangements’ on page 24;
•	‘Note 16 Capital and treasury risk management’ on pages 93 to 99; and
•	‘Note 20 Commitments and contingent liabilities’ on pages 102 to 103.

F. Tabular disclosure of contractual obligations

The information set forth under the heading ‘Contractual obligations at 31 December 2011’ on page 24 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

G. Safe harbour

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

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

12	Unilever Annual Report on Form 20-F 2011

Form 20-F

interest rates, the ability to integrate acquisitions and complete planned divestitures, finalizing fair values related to prior acquisitions, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage sustainability, regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates, completion of the Sustainable Development Report 2011 and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group’s Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

(i) Name, experience and functions

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Unilever Leadership Executive’ on pages 34 and 35;
•	‘Non-Executive Directors’ on page 34;
•	‘Board of Directors’ on pages 34; and
•	‘Our Directors’ and ‘Our Committees’ on pages 38 to 40.

(ii) Activities outside the issuing company

The information set forth under the headings ‘Board of Directors’, Non-Executive Directors’ and ‘Unilever Leadership Executive (ULE)’ on pages 34 and 35 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

(iii) Age

The information set forth under the headings ‘Board of Directors’, Non-Executive Directors’ and ‘Unilever Executive (ULE)’ on pages 34 and 35 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

(iv) Family relationship

The information set forth under the heading ‘Executive Directors’ (first paragraph) on page 39 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

(v) Other arrangements

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Executive Directors’ (first paragraph) on page 39; and
•	‘Non-Executive Directors – Independence’ on page 38.

B. Compensation

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Executive Directors’ on pages 50 to 51;
•	‘The supporting policies’ on page 51;
•	‘Our remuneration practices’ on pages 52 to 54;
•	‘Proposed changes from 2012 onwards’ on page 55;
•	‘Executive Directors’ remuneration in 2011’ on pages 55 to 57;
•	‘Non-Executive Directors’ on page 58 to 59;
•	‘Note 4C Share-based compensation plans’ on pages 79 and 80;
•	‘Note 4A Staff and management costs – Key management compensation’ on page 73; and
•	‘Note 4B Pensions and similar obligations’ on pages 73 to 78.

C. Board practices

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Board of Directors’ and ‘Unilever Leadership Executive (ULE)’ pages 34 and 35;
•	‘Appointment of Directors’ on page 37;
•	‘Executive Directors’ on page 38 and 39;
•	‘Non-Executive Directors’ on page 38;
•	‘Our Committees’ on pages 39 and 40;
•	‘Report of the Audit Committee’ on pages 46 and 47; and
•	‘Directors’ Remuneration Report’ on pages 50 to 59.

D. Employees

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Note 4A Staff and management costs’ – Average number of employees during the year on page 73; and
•	‘Employee number’ on page 7.

We believe our relationship with our employees and any labour unions of which they may be part is satisfactory in all material respects.

E. Share ownership

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Our remuneration practices’ on pages 52 to 54;
•	‘Executive Directors’ remuneration in 2011’ on pages 55 to 58;
•	‘Non-Executive Directors’ on page 58 to 59; and
•	‘Note 4C Share-based compensation plans’ on pages 79 and 80.

Unilever Annual Report on Form 20-F 2011	13

Form 20-F

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Foundation Unilever NV Trust office’ and ‘Margarine Union (1930) Limited’ on page 41 and 42; and
•	‘Analysis of shareholding’ on page 124.

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

At 28 February 2012 there were 5,499 registered holders of NV New York Registry Shares and 977 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 17% of NV’s ordinary shares were held in the United States (approximately 16% in 2010), while most holders of PLC ordinary shares are registered in the United Kingdom – approximately 98% in 2011 and 99% in 2010.

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

The information set forth under the heading ‘Equalisation Agreement’ on page 42 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

B. Related party transactions

The information set forth under the heading ‘Note 23 – Related party transactions’ on page 107 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in the Group’s Annual Report and Accounts (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2011 or the two preceding years.

C. Interest of experts and counsel

Not applicable.

14	Unilever Annual Report on Form 20-F 2011

Form 20-F

Item 8. Financial Information

A. Consolidated statements and other financial information

Please refer also to Item 18 ‘Financial Statements’ on page 24 to 30 of this report.

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Financial statements’ on page 61 and pages 64 to 110;
•	‘Legal proceedings’ on page 103; and
•	‘Financial calendar’ on page 125.

Also see ‘Dividend record’ on page 3 of this report.

B. Significant changes

The information set forth in ‘Note 25 Events after the balance sheet date’ on page 108 of the Group’s Annual Report and Accounts furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

Item 9. The Offer and Listing

A. Offer and listing details

Please refer to information given on page 14 under Item 7A ‘Major shareholders’.

Share prices at 31 December 2011

The share prices of the ordinary shares at the end of the year were as follows:

NV per €0.16 ordinary share in Amsterdam	€26.57

NV per €0.16 ordinary share in New York	US $34.37

PLC per 3 1/9p ordinary share in London	£21.63

PLC per 3 1/9p ordinary share in New York	US $33.52

Monthly high and low prices for the most recent six months

		September 2011	October 2011	November 2011	December 2011	January 2012	February(a) 2012
NV per €0.16 ordinary share in Amsterdam (in €)	High	23.90	24.97	25.30	26.58	27.11	25.89
	Low	22.08	23.36	23.32	24.75	25.20	24.78
NV per €0.16 ordinary share in New York (in US $)	High	34.01	35.06	34.59	34.41	34.92	34.21
	Low	30.39	30.82	31.47	32.53	32.09	32.85
PLC per 3 1/9p ordinary share in London (in £)	High	20.81	21.14	21.37	21.73	21.89	20.90
	Low	19.22	19.86	19.77	20.67	20.41	19.94
PLC per 3 1/9p ordinary share in New York (in US $)	High	33.68	34.16	33.95	33.58	34.02	33.07
	Low	30.27	30.56	31.14	32.02	31.50	31.85

(a) Through 24 February 2012.

Unilever Annual Report on Form 20-F 2011	15

Form 20-F

Quarterly high and low prices for 2011 and 2010

		1st Quarter 2011	2nd Quarter 2011	3rd Quarter 2011	4th Quarter 2011
NV per €0.16 ordinary share in Amsterdam (in €)	High	23.77	23.10	23.90	26.58
	Low	21.00	22.05	21.65	23.32
NV per €0.16 ordinary share in New York (in US $)	High	31.72	33.50	34.24	35.06
	Low	29.07	31.35	30.39	30.82
PLC per 3 1/9p ordinary share in London (in £)	High	19.72	20.06	20.81	21.73
	Low	17.93	18.85	18.92	19.77
PLC per 3 1/9p ordinary share in New York (in US $)	High	31.03	32.96	34.30	34.16
	Low	28.65	30.59	30.27	30.56

		1st Quarter 2010	2nd Quarter 2010	3rd Quarter 2010	4th Quarter 2010
NV per €0.16 ordinary share in Amsterdam (in €)	High	23.00	23.89	24.11	24.08
	Low	20.82	21.17	20.68	20.82
NV per €0.16 ordinary share in New York (in US $)	High	33.10	31.36	31.03	32.13
	Low	28.35	26.02	26.22	28.20
PLC per 3 1/9p ordinary share in London (in £)	High	20.07	20.03	19.60	20.09
	Low	18.08	17.72	16.62	17.58
PLC per 3 1/9p ordinary share in New York (in US $)	High	32.41	30.75	30.26	31.46
	Low	28.20	25.74	25.90	27.72

Annual high and low prices

		2011	2010	2009	2008	2007
NV per €0.16 ordinary share in Amsterdam (in €)	High	26.58	24.11	22.88	25.61	25.72
	Low	21.00	20.68	13.59	16.20	18.89
NV per €0.16 ordinary share in New York (in US $)	High	35.06	33.10	32.80	37.18	37.31
	Low	29.07	26.02	17.04	21.27	24.94
PLC per 3 1/9p ordinary share in London (in £)	High	21.73	20.09	20.15	19.47	19.24
	Low	17.93	16.62	12.30	12.49	13.20
PLC per 3 1/9p ordinary share in New York (in US $)	High	34.30	32.41	32.19	38.02	38.25
	Low	28.65	25.74	17.04	20.22	25.57

B. Plan of distribution

Not applicable.

C. Markets

This information is set forth under the heading ‘The Unilever Group’ on page 1 of this report.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

16	Unilever Annual Report on Form 20-F 2011

Form 20-F

Item 10. Additional Information

A. Share capital

Not applicable.

B. Memorandum and articles of association

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

•	‘Corporate governance’ on pages 36 to 45; and
•	‘Note 19 Share Capital’ on pages 101 and 102.

C. Material contracts

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Financial Review 2011 – Acquisitions and disposals’ on page 21;
•	‘Note 21 Acquisition and disposals – 2010 and 2009’ on pages 104 to 106; and
•	‘Our Foundation agreements’ on page 42.

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

Taxation on dividends in the Netherlands

As of 1 January 2007 dividends paid by companies in the Netherlands are in principle subject to dividend withholding tax of 15%. Where a shareholder is entitled to the benefits of the current Income Tax Convention (‘the Convention’) concluded on 18 December 1992 between the United States and the Netherlands, when dividends are paid by NV to:

•	a corporation organised under the laws of the United States (or any territory of it) having no permanent establishment in the Netherlands of which such shares form a part of the business property; or
•

any other legal person subject to United States Federal income tax with respect to its worldwide income, having no permanent establishment in the Netherlands of which such shares form a part of the business property, these dividends qualify for a reduction of withholding tax on dividends in the Netherlands from 15% to 5% if the beneficial owner is a company which directly holds at least 10% of the voting power of NV shares. The Convention provides, subject to certain conditions, for a complete exemption from, or refund of, Dutch dividend withholding tax if the beneficial owner is a qualified ‘Exempt Organisation’ as defined in Article 36 of the Convention.

Where a United States person has a permanent establishment in the Netherlands, which has shares in NV forming part of its business property, dividends it receives on those shares are included in that establishment’s profit. They are subject to income tax or corporation tax in the Netherlands, as appropriate, and tax on dividends in the Netherlands will generally be applied at the full rate of 15%. This tax should be treated as foreign income tax eligible for credit against the shareholder’s United States income taxes.

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

Unilever Annual Report on Form 20-F 2011	17

Form 20-F

If you are an NV shareholder resident in any country other than the United States or the Netherlands, any exemption from, or reduction or refund of, dividend withholding tax in the Netherlands may be governed by the ‘Tax Regulation for the Kingdom of the Netherlands’ or by the tax convention or any other agreement for the avoidance of double taxation, if any, between the Netherlands and your country of residence.

United States taxation on dividends

If you are a United States person, the dividend (including the withheld amount) up to the amount of our earnings and profits for United States Federal income tax purposes will be ordinary dividend income. Dividends received by an individual during taxable years before 2013 will be taxed at a maximum rate of 15%, provided the individual has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that NV is a qualified foreign corporation and that certain other conditions are satisfied. NV is a qualified foreign corporation for this purpose. Dividends received by an individual for taxable years after 2012 will be subject to tax at ordinary income rates and an additional tax will apply to dividends and other investment income received by individuals with incomes exceeding certain thresholds. The dividends are not eligible for the dividends received deduction allowed to corporations.

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

Under a provision of the Dividend Tax Act in the Netherlands and provided certain conditions are satisfied, NV is entitled to a credit (up to a maximum of 3% of the gross dividend from which dividend tax is withheld) against the amount of dividend tax withheld before remittance to tax authorities in the Netherlands. The United States tax authority may take the position that withholding tax in the Netherlands eligible for credit should be limited accordingly.

Disclosure requirements for US individual holders

Beginning with the 2011 tax year, US individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their US Federal income tax return. Such Form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a US financial institution, generally including a non-US branch or subsidiary of a US institution and a US branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in the shares.

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

18	Unilever Annual Report on Form 20-F 2011

Form 20-F

corporation for this purpose. Dividends received by an individual for taxable years after 2012 will be subject to tax at ordinary income rates, and an additional tax will apply to dividends and other investment income received by individuals with incomes exceeding certain thresholds. The dividend is not eligible for the dividends received deduction allowable to corporations. The dividend is foreign source income for US foreign tax credit purposes.

Any portion of the dividend that exceeds our United States earnings and profits is subject to different rules. This portion is a tax free return of capital to the extent of your basis in our shares, and thereafter is treated as a gain on a disposition of the shares.

Disclosure Requirements for US individual holders

Beginning with the 2011 tax year, US individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their US Federal income tax return. Such Form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a US financial institution, generally including a non-US branch or subsidiary of a US institution and a US branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in the shares.

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

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

The information set forth under the heading ‘Shareholder information’ on pages 123 to 126 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

Unilever Annual Report on Form 20-F 2011

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

I. Subsidiary information

Not applicable.

Unilever Annual Report on Form 20-F 2011	19

Form 20-F

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Please refer also to Item 3D ‘Risk Factors’ of this report.

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Outlook’ on page 28;
•	‘Note 13 Trade and other receivables’ on pages 88 to 89;
•	‘Note 14 Trade payables and other liabilities’ on page 89;
•	‘Note 15 Financial assets and liabilities’ on pages 90 to 92; and
•	‘Note 16 Capital and treasury risk management’ on pages 93 to 99.

Item 12. Description of Securities Other than Equity Securities

The Unilever Group has appointed Citibank, N.A. (‘Citibank’) as both its transfer agent and registrar pursuant to the New York Registered Share program for Unilever N.V. and as its depositary pursuant to its American Depositary Receipt program for Unilever PLC. Any fee arrangement with Citibank will therefore cover both programs.

D.3 Transfer Agent Fees and Charges for Unilever N.V.

Although items 12.D.3 and 12.D.4 are not applicable to Unilever N.V. the following fees, charges and transfer agent payments are listed, as any fee arrangement with Citibank will cover both programs.

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

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of Shares charged by the registrar and transfer agent for the Shares in the United Kingdom (i.e., upon deposit and withdrawal of Shares);
•	Expenses incurred for converting foreign currency into US dollars;
•	Expenses for cable, telex and fax transmissions and for delivery of securities;
•	Taxes and duties upon the transfer of securities (i.e. when shares are deposited or withdrawn from deposit); and
•	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

20	Unilever Annual Report on Form 20-F 2011

Form 20-F

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

D.4 Transfer Agent Payments – Fiscal Year 2011 for Unilever N.V.

In 2011, we received the following payments from Citibank, N.A., the Transfer Agent and Registrar for our New York Registered Share program:

US $
Reimbursement of listing fees (NYSE/NASDAQ)	236,651.00

Reimbursement of settlement infrastructure fees (including DTC feeds)	46,071.20

Reimbursement of proxy process expenses (printing, postage and distribution)	457,798.68

Tax reclaim services	30,000.00

Program-related expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002)	579,479.12

Indirect payments

As part of its service to the Company, Citibank, N.A. has agreed to waive fees for the standard costs associated with the administration of the ADR Program, associated operating expenses and investor relations advice estimated to total US $150,000.

D.4 Depositary Payments – Fiscal Year 2011 for Unilever PLC

In 2011, we received the following payments from Citibank, N.A., the Depositary Bank for our American Depositary Receipt program:

US $
Reimbursement of listing fees (NYSE/NASDAQ)	110,529.00

Reimbursement of settlement infrastructure fees (including DTC feeds)	25,747.10

Reimbursement of proxy process expenses (printing, postage and distribution)	252,804.91

Program-related expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002)	960,918.99

Indirect payments

As part of its service to the Company, Citibank, N.A. has agreed to waive fees for the standard costs associated with the administration of the ADR Program, associated operating expenses and investor relations advice estimated to total US $150,000.

Item 13. Defaults, Dividend Arrearages and Delinquencies

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Unilever Annual Report on Form 20-F 2011	21

Form 20-F

Item 15. Controls and Procedures

The information set forth under the headings ‘Report of Independent Registered Public Accounting Firm’ in Item 18 on page 24 of this report,’Our Risk Appetite and Approach to Risk Management’ on page 33, ‘The United States’ on pages 44 and 45 and ‘Risk management and internal control arrangements’ on page 46 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

Management’s report on internal control over financial reporting

In accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in rule 13a–15(f) or rule 15d–15(f) under the US Securities Exchange Act of 1934):

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

•	Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2011, and has concluded that such internal control over financial reporting is effective; and
•

PricewaterhouseCoopers LLP and PricewaterhouseCoopers Accountants N.V., who have audited the consolidated financial statements of the Group for the year ended 31 December 2011, have also audited the effectiveness of internal control over financial reporting as at 31 December 2011 and have issued an attestation report on internal control over financial reporting. For the Auditors’ Report please refer to Item 18 on page 24 of this report.

Item 16. Reserved

A. Audit Committee financial expert

The information set forth under the heading ‘Report of the Audit Committee’ on pages 46 and 47 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

B. Code of Ethics

The information set forth under the following headings of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference:

•	‘Foundation and principles’ on page 33; and
•	‘The United States’ on pages 44 and 45.

22	Unilever Annual Report on Form 20-F 2011

Form 20-F

C. Principal accountant fees and services

The information set forth under the heading ‘Report of the Audit Committee’ on pages 46 and 47 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

	€ million 2011	€ million 2010	€ million 2009
Audit fees(a)	18	18	19
Audit-related fees(b)	2	1	–
Tax fees	1	1	2
All other fees	1	3	1

(a)	Excludes €1 million fees paid in respect of services supplied for associated pension schemes.
(b)	Includes other audit services which comprise audit and similar work that regulations or agreements with third parties require the auditors to undertake.

D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

E. Purchases of equity securities by the issuer and affiliated purchasers

Share purchases during 2011

	Total number of shares purchased	Average price paid per share (€)	Of which, numbers of shares purchased as part of publicly announced plans	€ million Maximum value that may yet be purchased as part of publicly announced plans
January	–	–	–	–
February	–	–	–	–
March (ordinary shares)(a)	56,762	21.23	–	–
April	–	–	–	–
May	–	–	–	–
June (ordinary shares)(a)	4,500,000	22.26	–	–
July	–	–	–	–
August	–	–	–	–
September	–	–	–	–
October (6% preference shares)(b)	37,611	806.23	–	–
October (7% preference shares)(b)	7,546	940.61	–	–
November	–	–	–	–
December (6% preference shares)(b)	58	806	–	–
Total	4,601,977	30.17	–	–

(a)

Shares were purchased to satisfy commitments to deliver shares under our share-based plans as described in note 4C on pages 79 and 80 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K and incorporated by reference.

(b)	The repurchase was undertaken under the public cash offer for all outstanding 6% and 7% cumulative preference shares as announced on 19 October 2011.

F. Change in Registrant’s Certifying Accountant

Not applicable.

G. Corporate governance

The information set forth under the heading ‘Corporate governance’ on pages 36 to 45 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

Item 17. Financial Statements

The Company has responded to Item 18 in lieu of this item.

Unilever Annual Report on Form 20-F 2011	23

Form 20-F

Item 18. Financial Statements

The information set forth under the heading ‘Financial statements’ on page 61 and pages 64 to 110 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

To the Directors and shareholders

Report of Independent Registered Public Accounting Firm

In our opinion, the consolidated income statements and the related consolidated balance sheets, consolidated cash flow statements, consolidated statements of comprehensive income and consolidated statements of changes in equity set forth under the heading ‘Financial Statements’ on pages 64 to 108 (excluding Note 24 on page 108 of Unilever Group’s Annual Report and Accounts 2011 and the Guarantor financial information included in Item 18 of this Form 20-F present fairly, in all material respects, the financial position of the Unilever Group at 31 December 2011 and 31 December 2010 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s Directors and management are responsible for these consolidated financial statements.

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

Amsterdam, The Netherlands, 28 February 2012	PricewaterhouseCoopers LLP
PricewaterhouseCoopers Accountants N.V.	London, United Kingdom
As auditors of Unilever N.V.	As auditors of Unilever PLC

R A J Swaak RA	28 February 2012

24	Unilever Annual Report on Form 20-F 2011

Form 20-F

Guarantor statements (audited)

On 1 November 2011, NV and Unilever Capital Corporation (UCC) filed a US Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and Unilever United States, Inc. (UNUS). This superseded the previous NV and UCC US Shelf registration filed on 18 November 2008, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and UNUS. Of the US Shelf registration, US $4.0 billion of Notes were outstanding at 31 December 2011 (2010: US $2.5 billion, 2009: US $4.25 billion) with coupons ranging from 2.75% to 5.9%. These Notes are repayable between 15 February 2014 and 15 November 2032.

Provided below are the income statements, cash flow statements and balance sheets of each of the companies discussed above, together with the income statement, cash flow statement and balance sheet of non-guarantor subsidiaries. These have been prepared under the historical cost convention and, aside from the basis of accounting for investments at net asset value (equity accounting), comply in all material respects with International Financial Reporting Standards. The financial information in respect on NV, PLC and UNUS has been prepared with all subsidiaries accounted for on an equity basis. Information on NV and PLC is shown collectively as Unilever parent entities. The financial information in respect of the non-guarantor subsidiaries has been prepared on a consolidated basis.

	€ million	€ million	€ million	€ million	€ million	€ million
Income statement for the year ended 31 December 2011	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Turnover	–	–	–	46,467	–	46,467

Operating profit	–	155	(12)	6,290	–	6,433
Finance income	–	–	–	92	–	92
Finance costs	(127)	(203)	–	(210)	–	(540)
Pensions and similar obligations	–	(5)	(15)	91	–	71
Inter-company finance income/(costs)	128	61	(11)	(178)	–	–
Dividends	–	2,631	–	(2,631)	–	–
Share of net profit/(loss) of joint ventures and associates	–	–	–	113	–	113
Other income from non-current investments	–	–	–	76	–	76

Profit before taxation	1	2,639	(38)	3,643	–	6,245
Taxation	–	50	(237)	(1,435)	–	(1,622)

Net profit	1	2,689	(275)	2,208	–	4,623
Equity earnings of subsidiaries	–	1,934	898	–	(2,832)	–

Net profit	1	4,623	623	2,208	(2,832)	4,623

Attributable to:
Non-controlling interests	–	–	–	371	–	371
Shareholders’ equity	1	4,623	623	1,837	(2,832)	4,252

(a)

The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Unilever Annual Report on Form 20-F 2011	25

Form 20-F

	€ million	€ million	€ million	€ million	€ million	€ million
Income statement for the year ended 31 December 2010	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Turnover	–	–	–	44,262	–	44,262

Operating profit	–	280	(21)	6,080	–	6,339
Finance income	–	–	–	77	–	77
Finance costs	(182)	(183)	–	(126)	–	(491)
Pensions and similar obligations	–	(5)	(24)	49	–	20
Inter-company finance income/(costs)	184	71	(10)	(245)	–	–
Dividends	–	2,285		(2,285)	–	–
Share of net profit/(loss) of joint ventures and associates	–	–	–	111	–	111
Other income from non-current investments	–	–	–	76	–	76

Profit before taxation	2	2,448	(55)	3,737	–	6,132
Taxation	(1)	(83)	434	(1,884)	–	(1,534)

Net profit	1	2,365	379	1,853	–	4,598
Equity earnings of subsidiaries	–	2,233	96	–	(2,329)	–

Net profit	1	4,598	475	1,853	(2,329)	4,598

Attributable to:
Non-controlling interests	–	–	–	354	–	354
Shareholders’ equity	1	4,598	475	1,499	(2,329)	4,244

	€ million	€ million	€ million	€ million	€ million	€ million
Income statement for the year ended 31 December 2009	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Turnover	–	–	–	39,823	–	39,823

Operating profit	–	128	(31)	4,923	–	5,020
Finance income	–	–	–	75	–	75
Finance costs	(183)	(183)	–	(138)	–	(504)
Pensions and similar obligations	–	1	(61)	(104)	–	(164)
Inter-company finance income/(costs)	185	16	(10)	(191)	–	–
Dividends	–	2,433		(2,433)	–	–
Share of net profit/(loss) of joint ventures and associates	–	–	–	115	–	115
Other income from non-current investments	–	–	–	374	–	374

Profit before taxation	2	2,395	(102)	2,621	–	4,916
Taxation	(1)	(35)	(245)	(976)	–	(1,257)

Net profit	1	2,360	(347)	1,645	–	3,659
Equity earnings of subsidiaries	–	1,299	643	–	(1,942)	–

Net profit	1	3,659	296	1,645	(1,942)	3,659

Attributable to:
Non-controlling interests	–	–	–	289	–	289
Shareholders’ equity	1	3,659	296	1,356	(1,942)	3,370

(a)

The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

26	Unilever Annual Report on Form 20-F 2011

Form 20-F

	€ million	€ million	€ million	€ million	€ million	€ million
Balance sheet at 31 December 2011	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Assets
Non-current assets
Goodwill and intangible assets	–	162	–	21,751	–	21,913
Property plant and equipment	–	–	–	8,774	–	8,774
Pension asset for funded schemes in surplus	–	5	–	998	–	1,003
Deferred tax assets	–	–	373	48	–	421
Financial assets	–	–	–	478	–	478
Other non-current assets	–	–	–	632	–	632
Amounts due from group companies	5,498	–	–	–	(5,498)	–
Net assets of subsidiaries (equity accounted)	–	39,816	14,213	(17,992)	(36,037)	–
	5,498	39,983	14,586	14,689	(41,535)	33,221
Current assets
Inventories	–	–	–	4,601	–	4,601
Amounts due from group companies	–	8,562	2,042	(10,604)	–	–
Trade and other current receivables	–	70	3	4,440	–	4,513
Current tax assets	–	256	109	(146)	–	219
Cash and cash equivalents	–	1	–	3,483	–	3,484
Other financial assets	–	1	–	1,452	–	1,453
Non-current assets held for sale	–	–	–	21	–	21
	–	8,890	2,154	3,247	–	14,291
Total assets	5,498	48,873	16,740	17,936	(41,535)	47,512

Liabilities
Current liabilities
Financial liabilities	1,526	2,087	3	2,224	–	5,840
Amounts due to group companies	573	25,638	14	(26,225)	–	–
Trade payables and other current liabilities	42	170	11	10,748	–	10,971
Current tax liabilities	–	187	–	538	–	725
Provisions	–	13	–	380	–	393
Liabilities associated with assets held for sale	–	–	–	–	–	–
	2,141	28,095	28	(12,335)	–	17,929
Non-current liabilities
Financial liabilities	3,068	3,207	–	1,603	–	7,878
Amounts due to group companies	–	3,091	5,498	(3,091)	(5,498)	–
Pensions and post-retirement healthcare liabilities
Funded schemes in deficit	–	–	187	2,108	–	2,295
Unfunded schemes	–	96	608	1,207	–	1,911
Provisions	–	33	1	874	–	908
Deferred tax liabilities	–	53	–	1,072	–	1,125
Other non-current liabilities	–	5	138	402	–	545
	3,068	6,485	6,432	4,175	(5,498)	14,662
Total liabilities	5,209	34,580	6,460	(8,160)	(5,498)	32,591

Equity
Shareholders equity
Called up share capital	–	484	–	–	–	484
Share premium account	–	137	942	(942)	–	137
Other reserves	14	(6,004)	(791)	(1,428)	2,205	(6,004)
Retained profit	275	19,676	10,129	27,838	(38,242)	19,676
	289	14,293	10,280	25,468	(36,037)	14,293
Non-controlling interests	–	–	–	628	–	628
Total equity	289	14,293	10,280	26,096	(36,037)	14,921
Total liabilities and equity	5,498	48,873	16,740	17,936	(41,535)	47,512

(a)

The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Unilever Annual Report on Form 20-F 2011	27

Form 20-F

	€ million	€ million	€ million	€ million	€ million	€ million
Balance sheet at 31 December 2010	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Assets
Non-current assets
Goodwill and intangible assets	–	120	–	18,113	–	18,233
Property, plant and equipment	–	–	–	7,854	–	7,854
Pension asset for funded schemes in surplus	–	6	14	890	–	910
Deferred tax assets	–	–	383	224	–	607
Financial assets	–	–	–	511	–	511
Other non-current assets	–	–	–	523	–	523
Amounts due from group companies(b)	5,060	3,912	–	(3,912)	(5,060)	–
Net assets of subsidiaries (equity accounted)	–	38,986	11,662	(15,939)	(34,709)	–
	5,060	43,024	12,059	8,264	(39,769)	28,638
Current assets
Inventories	–	–	–	4,307	–	4,307
Amounts due from group companies	–	2,495	1,968	(4,463)	–	–
Trade and other current receivables	–	69	6	4,067	–	4,142
Current tax assets	–	213	77	8	–	298
Other financial assets	–	–	–	550	–	550
Cash and cash equivalents	–	–	(3)	2,319	–	2,316
Non-current assets held for sale	–	–	–	921	–	921
	–	2,777	2,048	7,709	–	12,534
Total current assets	5,060	45,801	14,107	15,973	(39,769)	41,172

Liabilities
Current liabilities
Other financial liabilities	224	560	–	1,492	–	2,276
Amounts due to group companies(b)	2,678	21,538	13	(24,229)	–	–
Trade payables and other current liabilities	24	171	16	10,028	–	10,239
Current tax liabilities	1	266	6	369	–	642
Provisions	–	126	–	295	–	421
Liabilities associated with assets held for sale	–	–	–	30	–	30
	2,927	22,661	35	(12,015)	–	13,608
Non-current liabilities
Financial liabilities	1,853	4,099	–	1,306	–	7,258
Amounts due to group companies(b)	–	4,407	5,062	(4,409)	(5,060)	–
Pensions and post-retirement healthcare liabilities
Funded schemes in deficit	–	–	–	1,081	–	1,081
Unfunded schemes	–	95	610	1,194	–	1,899
Provisions	–	21	2	863	–	886
Deferred tax liabilities	–	29	–	851	–	880
Other non-current liabilities	–	4	119	359	–	482
	1,853	8,655	5,793	1,245	(5,060)	12,486
Total liabilities	4,780	31,316	5,828	(10,770)	(5,060)	26,094

Equity
Shareholders’ equity
Called up share capital	–	484	–	–	–	484
Share premium account	–	134	106	(106)	–	134
Other reserves	6	(5,406)	(619)	(981)	1,594	(5,406)
Retained profit	274	19,273	8,792	27,237	(36,303)	19,273
Total equity	280	14,485	8,279	26,150	(34,709)	14,485
Non-controlling interests	–	–	–	593	–	593
Total equity	280	14,485	8,279	26,743	(34,709)	15,078
Total liabilities and equity	5,060	45,801	14,107	15,973	(39,769)	41,172

(a)

The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

(b)	Figures revised from 2010 20-F to reflect amounts due from/to group companies. These figures are eliminated on consolidation.
In addition, the 2010 balance sheet for Unilever Group and non guarantor subsidiaries have been restated to include further facts and circumstances relating to the Sara Lee acquisition which if known would have affected the measurement of the amounts recognised at that date. The information set forth under the heading’ Note 21 Acquisitions and disposals’ on pages 105 to 106 of the Group’s Annual Report and Accounts 2011 furnished separately on 2 March 2012 under Form 6-K is incorporated by reference.

28	Unilever Annual Report on Form 20-F 2011

Form 20-F

	€ million	€ million	€ million	€ million	€ million	€ million
Cash flow statement for the year ended 31 December 2011	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Cash flow from operating activities	(1)	61	(56)	6,635	–	6,639
Income tax	–	(71)	(84)	(1,032)	–	(1,187)
Net cash flow from operating activities	(1)	(10)	(140)	5,603	–	5,452
Interest received	128	56	108	(77)	(122)	93
Net capital expenditure	–	(27)	–	(1,947)	–	(1,974)
Acquisitions and disposals	–	(37)	–	(1,683)	–	(1,720)
Other investing activities	(2,362)	(1,134)	(927)	726	2,831	(866)
Net cash flow from/(used in) investing activities	(2,234)	(1,142)	(819)	(2,981)	2,709	(4,467)
Dividends paid on ordinary share capital	–	137	–	(2,622)	–	(2,485)
Interest and preference dividends paid	(112)	(217)	(119)	(170)	122	(496)
Change in borrowing and finance leases	2,345	648	281	764	(281)	3,757
Other movement in treasury stocks	–	151	(37)	(84)	–	30
Other finance activities	–	475	836	844	(2,550)	(395)
Net cash flow from/(used in) financing activities	2,233	1,194	961	(1,268)	(2,709)	411

Net increase/(decrease) in cash and cash equivalents	(2)	42	2	1,354	–	1,396

Cash and cash equivalents at the beginning of the year	–	–	(3)	1,969	–	1,966
Effect of foreign exchange rate changes	2	(41)	(2)	(343)	–	(384)
Cash and cash equivalents at the end of the year	–	1	(3)	2,980	–	2,978

	€ million	€ million	€ million	€ million	€ million	€ million
Cash flow statement for the year ended 31 December 2010	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Cash flow from operating activities	–	447	(81)	6,452	–	6,818
Income tax	–	(82)	(148)	(1,098)	–	(1,328)
Net cash flow from operating activities	–	365	(229)	5,354	–	5,490
Interest received	184	82	–	(385)	189	70
Net capital expenditure	–	(10)	–	(1,691)	–	(1,701)
Acquisitions and disposals	–	(54)	–	(307)	–	(361)
Other investing activities	1,073	(9)	2,564	(1,059)	(1,741)	828
Net cash flow from/(used in) investing activities	1,257	9	2,564	(3,442)	(1,552)	(1,164)
Dividends paid on ordinary share capital	–	(55)	(2,276)	8	–	(2,323)
Interest and preference dividends paid	(198)	(104)	(10)	7	(189)	(494)
Change in borrowing and finance leases	(1,062)	(147)	(52)	(1,853)	1,741	(1,373)
Other movement in treasury stocks	–	(130)	–	6	–	(124)
Other finance activities	–	–	–	(295)	–	(295)
Net cash flow from/(used in) financing activities	(1,260)	(436)	(2,338)	(2,127)	1,552	(4,609)

Net increase/(decrease) in cash and cash equivalents	(3)	(62)	(3)	(215)	–	(283)

Cash and cash equivalents at the beginning of the year	–	14	(3)	2,386	–	2,397
Effect of foreign exchange rate changes	3	48	3	(202)	–	(148)
Cash and cash equivalents at the end of the year	–	–	(3)	1,969	–	1,966

(a)

The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Unilever Annual Report on Form 20-F 2011	29

Form 20-F

	€ million	€ million	€ million	€ million	€ million	€ million
Cash flow statement for the year ended 31 December 2009	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Cash flow from operating activities	13	98	71	6,551	–	6,733
Income tax	–	(128)	(52)	(779)	–	(959)
Net cash flow from operating activities	13	(30)	19	5,772	–	5,774
Interest received	186	61	(10)	27	(191)	73
Net capital expenditure	–	(6)	–	(1,252)	–	(1,258)
Acquisitions and disposals	–	–	–	(139)	–	(139)
Other investing activities	–	403	–	(292)	(50)	61
Net cash flow from/(used in) investing activities	186	458	(10)	(1,656)	(241)	(1,263)
Dividends paid on ordinary share capital	–	307	–	(2,413)	–	(2,106)
Interest and preference dividends paid	(167)	(201)	–	(340)	191	(517)
Change in borrowing and finance leases	(31)	(694)	3	(895)	50	(1,567)
Other movement in treasury stocks	–	167	(11)	(53)	–	103
Other finance activities	–	–	–	(214)	–	(214)
Net cash flow from/(used in) financing activities	(198)	(421)	(8)	(3,915)	241	(4,301)

Net increase/(decrease) in cash and cash equivalents	1	7	1	201	–	210

Cash and cash equivalents at the beginning of the year	(3)	7	(4)	2,360	–	2,360
Effect of foreign exchange rate changes	2	–	–	(175)	–	(173)
Cash and cash equivalents at the end of the year	–	14	(3)	2,386	–	2,397

(a)

The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Item 19. Exhibits

Please refer to the exhibit list located immediately following the signature page for this Form 20-F as filed with the SEC.

30	Unilever Annual Report on Form 20-F 2011

Form 20-F

Unilever Annual Report on Form 20-F 2011	31

Form 20-F

32	Unilever Annual Report on Form 20-F 2011

Printed at Pureprint Group, ISO 14001. FSC® certified and CarbonNeutral®.

This document forms part of the Unilever Annual Report and Accounts 2011 suite of documents and is printed on Amadeus 100% Recycled Silk. This has been exclusively supplied by Denmaur Independent Papers which has offset the carbon produced by the production and delivery of this paper to the printer.

The paper contains 100% recycled content, of which 100% is de-inked post-consumer waste. All of the pulp is bleached using an elemental chlorine free process (ECF). Printed in the UK by Pureprint using its alcofree® and pureprint® environmental printing technology, and vegetable inks were used throughout. Pureprint is a CarbonNeutral® company. Both manufacturing mill and the printer are registered to the Environmental Management System ISO 14001 and are Forest Stewardship Council® (FSC) chain-of-custody certified.

If you have finished with this document and no longer wish to retain it, please pass it on to other interested readers or dispose of it in your recycled paper waste. Thank you.

Unilever N.V.	Unilever PLC registered office
Weena 455, PO Box 760	Unilever PLC
3000 DK Rotterdam	Port Sunlight
The Netherlands	Wirral
T +31 (0)10 217 4000	Merseyside CH62 4ZD
F +31 (0)10 217 4798	United Kingdom

Commercial Register Rotterdam	Registered in England and Wales
Number: 24051830	Company Number: 41424

Unilever PLC	www.unilever.com
Unilever House
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
T +44 (0)20 7822 5252
F +44 (0)20 7822 5951

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever N.V.
(Registrant)

/s/ T. E. Lovell
T. E. LOVELL,
Group Secretary

Date: 2 March, 2012

UNILEVER NV — 20-F EXHIBIT LIST

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unilever NV 1

2.1	Indenture dated as of August 1, 2000, among Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever United States, Inc. and The Bank of New York, as Trustee, relating to Guaranteed Debt Securities 2

2.2	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities 3

4.1	Equalisation Agreement between Unilever N.V. and Unilever PLC 4

4.2	Service Contracts of the Executive Directors of Unilever NV 5

4.3	Letters regarding compensation of Executive Directors of Unilever NV

4.4	Unilever North America 2002 Omnibus Equity Compensation Plan 6

4.5	The Unilever NV International 1997 Executive Share Option Scheme 7

4.6	The Unilever Long Term Incentive Plan 8

4.7	Global Share Incentive Plan 2007 9

4.8	The Management Co-Investment Plan 10

8.1	List of Subsidiaries 11

12.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Annual Report and Accounts sections incorporated by reference

15.2	Consent of PricewaterhouseCoopers Accountants N.V. and PricewaterhouseCoopers LLP

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

1	Incorporated by reference to Exhibit 1.1 of Form 20-F filed with the SEC on March 4, 2010.

2	Incorporated by reference to Exhibit 2.2 of Form 20-F filed with the SEC on March 28, 2002

3	Incorporated by reference to Exhibit 99.1 of Form S-8 filed with the SEC on February 27, 2003.

4	Incorporated by reference to Exhibit 4.1 of Form 20-F filed with the SEC on March 5, 2010.

5	Incorporated by reference to Exhibit 4.8 of Form 20-F filed with the SEC on March 4, 2010

6	Incorporated by reference to Exhibit 99.1 of Form S-8 filed with the SEC on February 27, 2003.

7	Incorporated by reference to Exhibit 4.5 of Form 20-F filed with the SEC on March 28, 2002.

8	Incorporated by reference to Exhibit 4.6 of Form 20-F filed with the SEC on March 28, 2002.

9	Incorporated by reference to Exhibit 4.7 of Form 20-F filed with the SEC on March 26, 2008.

10	Incorporated by reference to Exhibit 4.8 of Form 20-F filed with the SEC on March 4, 2010.

11	The required information is set forth on pages xxx to xxx of the 2011 Annual Report and Accounts.