Form 20-F
period 2012-12-31
UNILEVER N V
filed 2013-03-08
CIK 110390

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED 31 DECEMBER 2012

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

Yes  ☐        No  ☒

Cautionary statement

This document may contain forward-looking statements, Including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material, or principal factors which cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; increasing competitive pressures; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group’s Annual Report on Form 20-F for the year ended 31 December 2012 and the Annual Report and Accounts 2012, These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ANNUAL REPORT ON FORM 20-F 2012 UNILEVER N.V. AND UNILEVER PLC MAKING SUSTAINABLE LIVING COMMONPLACE

References in this Report on Form 20-F are to certain references in the Group’s Annual Report and Accounts 2012 that include pages incorporated therein, including any page references incorporated in the incorporated material, unless specifically noted otherwise.

The following pages and sections of the Group’s Annual Report and Accounts 2012 and specified information referenced therein, regardless of their inclusion in any cross-reference below, are hereby specifically excluded and are not incorporated by reference into this report on Form 20-F:

•	pages 2 to 5;
•	‘Operational highlights’ on page 6;
•	‘Five-year historical Total Shareholder Return (TSR) Performance’ on page 75;
•	pages 84 and 85;
•	pages 132 to 143; and
•	information on our website or any other website or social media site, including our Facebook, Twitter and LinkedIn pages.

This report on Form 20-F and the Group’s Annual Report and Accounts 2012 (furnished separately on 8 March 2013 under Form 6-K) contain certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable with similarly titled amounts reported by other companies. In addition, there are limitations on the usefulness of our reported non-GAAP financial measures.

We report on the following non-GAAP measures:

•	underlying sales growth;
•	underlying volume growth;
•	core operating profit and core operating margin (including acquisition and disposal related costs, gain/(loss) on disposal of group companies, impairments and other one-off costs (non-core items));
•	core earnings per share (core EPS);
•	free cash flow; and
•	net debt.

The information set forth under the heading ‘Non-GAAP measures’ on pages 34 to 35 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference. Within these pages further information about the above measures can be found.

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

Not applicable.

Unilever Annual Report on Form 20-F 2012	Form 20-F 1

Not applicable.

A. Selected financial data

The schedules below provide the Group’s selected financial data for the five most recent financial years.

Consolidated income statement	€ million 2012	€ million 2011	€ million 2010	€ million 2009	€ million 2008
Turnover	51,324	46,467	44,262	39,823	40,523

Operating profit	6,989	6,433	6,339	5,020	7,167

Net finance costs	(397)	(377)	(394)	(593)	(257)
Income from non-current investments	91	189	187	489	219

Profit before taxation	6,683	6,245	6,132	4,916	7,129
Taxation	(1,735)	(1,622)	(1,534)	(1,257)	(1,844)

Net profit	4,948	4,623	4,598	3,659	5,285
Attributable to:
Non-controlling interests	468	371	354	289	258
Shareholders’ equity	4,480	4,252	4,244	3,370	5,027

Combined earnings per share(a)	€ 2012	€ 2011	€ 2010	€ 2009	€ 2008
Basic earnings per share	1.58	1.51	1.51	1.21	1.79
Diluted earnings per share	1.54	1.46	1.46	1.17	1.73

(a)    For the basis of the calculations of combined earnings per share see Note 7 on page 105 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K and incorporated here by reference.

Consolidated balance sheet	€ million 2012	€ million 2011	€ million 2010	€ million 2009	€ million 2008
Non-current assets	34,019	33,221	28,683	26,205	24,967
Current assets	12,147	14,291	12,484	10,811	11,175

Total assets	46,166	47,512	41,167	37,016	36,142

Current liabilities	15,815	17,929	13,606	11,599	13,800
Non-current liabilities	14,635	14,662	12,483	12,881	11,970

Total liabilities	30,450	32,591	26,089	24,480	25,770

Shareholders’ equity	15,159	14,293	14,485	12,065	9,948
Non-controlling interests	557	628	593	471	424

Total equity	15,716	14,921	15,078	12,536	10,372

Total liabilities and equity	46,166	47,512	41,167	37,016	36,142

2 Form 20-F	Unilever Annual Report on Form 20-F 2012

Item 3. Key Information continued

Consolidated cash flow statement	€ million 2012	€ million 2011	€ million 2010	€ million 2009	€ million 2008
Net cash flow from operating activities	6,836	5,452	5,490	5,774	3,871
Net cash flow from/(used in) investing activities	(755)	(4,467)	(1,164)	(1,263)	1,415
Net cash flow from/(used in) financing activities	(6,622)	411	(4,609)	(4,301)	(3,130)

Net increase/(decrease) in cash and cash equivalents	(541)	1,396	(283)	210	2,156
Cash and cash equivalents at the beginning of the year	2,978	1,966	2,397	2,360	901
Effect of foreign exchange rates	(220)	(384)	(148)	(173)	(697)
Cash and cash equivalents at the end of the year	2,217	2,978	1,966	2,397	2,360

Key performance indicators	2012	2011	2010	2009	2008
Underlying sales growth (%)(b)	6.9	6.5	4.1	3.5	7.4
Underlying volume growth (%)(b)	3.4	1.6	5.8	2.3	0.1
Core operating margin (%)(b)	13.8	13.5	13.6	12.6	12.4
Free cash flow (€ million)(b)	4,333	3,075	3,365	4,072	2,390

Ratios and other metrics	2012	2011	2010	2009	2008
Operating margin (%)	13.6	13.8	14.3	12.6	17.7
Net profit margin (%)(c)	8.7	9.2	9.6	8.5	12.4
Net debt (€ million)(b)	7,355	8,781	6,668	6,357	8,012
Ratio of earnings to fixed charges (times)(d)	10.4	10.0	10.7	8.8	11.7

(b)     Non-GAAP measures are defined and described on pages 34 and 35 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K and incorporated here by reference.

(c)    Net profit margin is expressed as net profit attributable to shareholders’ equity as a percentage of turnover.

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

	2012	2011	2010	2009	2008
Dividends declared for the year
NV dividends
Dividend per €0.16	€0.97	€0.90	€0.83	€0.46	€0.77
Dividend per €0.16 (US Registry)	US $1.25	US $1.25	US $1.13	US $0.67	US $1.02

PLC dividends
Dividend per 3 1/9p	£0.79	£0.78	£0.71	£0.41	£0.61
Dividend per 3 1/9p (US Registry)	US $1.25	US $1.25	US $1.13	US $0.67	US $0.94

Dividends paid during the year
NV dividends
Dividend per €0.16	€0.95	€0.88	€0.82	€0.78	€0.76
Dividend per €0.16 (US Registry)	US $1.23	US $1.24	US $1.11	US $1.09	US $1.11

PLC dividends
Dividend per 3 1/9p	£0.77	£0.77	£0.71	£0.64	£0.55
Dividend per 3 1/9p (US Registry)	US $1.23	US $1.24	US $1.11	US $1.00	US $0.99

Unilever Annual Report on Form 20-F 2012	Form 20-F 3

Item 3. Key Information continued

Exchange rates

Unilever reports its financial results and balance sheet position in euros. Other currencies which may significantly impact our financial statements are sterling and US dollars. Average and year-end exchange rates for these two currencies for the last five years are given below.

	2012	2011	2010	2009	2008
Year end
€1 = US $	1.318	1.294	1.337	1.433	1.417
€1 = £	0.816	0.839	0.862	0.888	0.977
Average
€1 = US $	1.283	1.396	1.326	1.388	1.468
€1 = £	0.811	0.869	0.858	0.891	0.788

On 4 March 2013 the exchange rates between euros and US dollars and between euros and sterling as published in the Financial Times in London were as follows: €1 = US $1.298 and €1 = £0.865.

Noon Buying Rates in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were as follows:

	2012	2011	2010	2009	2008
Year end
€1 = US $	1.319	1.297	1.327	1.433	1.392
Average
€1 = US $	1.286	1.393	1.326	1.394	1.473
High
€1 = US $	1.346	1.488	1.454	1.510	1.601
Low
€1 = US $	1.206	1.293	1.196	1.255	1.245

High and low exchange rate values for each of the last six months:

	September 2012	October 2012	November 2012	December 2012	January 2013	February 2013
High
€1 = US $	1.314	1.313	1.301	1.326	1.358	1.369
Low
€1 = US $	1.257	1.288	1.272	1.293	1.305	1.305

Share capital

The information set forth under the heading ‘Note 15A Share Capital’ on page 113 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

B. Capitalisation and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Our principal risks, as described on pages 36 to 41 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K are incorporated by reference. The information set forth under the heading ‘Note 16 Treasury risk management’ on pages 116 to 120 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

Risk factors

Our business is subject to risks and uncertainties. The risks that we regard as the most relevant to our business are set out below. We have undertaken certain mitigating actions that we believe help us to manage the risks identified below. However, we may not be successful in deploying some or all of these mitigating actions. If the circumstances in these risk factors occur or are not successfully mitigated, our cashflow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described in this document, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation. This list is not intended to be exhaustive and there may be other risks and uncertainties that are not mentioned below that could impact our future performance or our ability to meet published targets. The risks and uncertainties discussed below should be read in conjunction with the Group’s consolidated financial statements and related notes and the portions of the Report of the Directors that are incorporated by reference from the Group’s Annual Report and Accounts 2012 (furnished separately on 8 March 2013 on Form 6-K) and other information included in or incorporated by reference in this Report on Form 20-F.

4 Form 20-F	Unilever Annual Report on Form 20-F 2012

Item 3. Key Information continued

Principal risk	Description of risk
Consumer Preference
As a branded goods business, Unilever’s success depends on the value and relevance of our brands and products to consumers across the world and on our ability to innovate.

Consumer tastes, preferences and behaviours are constantly changing and Unilever’s ability to respond to these changes and to continue to differentiate our brands and products is vital to our business.

We are dependent on creating innovative products that continue to meet the needs of our consumers. If we are unable to innovate effectively, Unilever’s sales or margins could be materially adversely affected.

Competition
The activities of our competitors may adversely impact our business.

Unilever operates globally in competitive markets where other local, regional and global companies are targeting the same consumer base.

Our retail customers frequently compete with us through private label offerings.

Industry consolidation amongst our direct competitors and in the retail trade can bring about significant shifts in the competitive landscape. Increased competition and actions by competitors or customers could lead to downward pressure on prices and/or a decline in Unilever’s market share in the affected category, which could adversely affect Unilever’s results and hinder its growth potential.

Portfolio Management
Unilever’s strategic investment choices will determine the long-term growth and profits of our business.

Unilever’s growth and profitability are determined by our portfolio of categories, geographies and channels and how these evolve over time. If Unilever does not make optimal strategic investment decisions then opportunities for growth and improved margin could be missed.

Sustainability
The success of our business depends on finding sustainable solutions to support long-term growth.

Unilever’s vision to double the size of our business while reducing our environmental footprint and increasing our positive social impact will require more sustainable ways of doing business. This means reducing our environmental footprint while increasing the positive social benefits of Unilever’s activities. We are dependent on the efforts of partners and various certification bodies to achieve our sustainability goals. There can be no assurance that sustainable business solutions will be developed and failure to do so could limit Unilever’s growth and profit potential and damage our corporate reputation.

Customer Relationships
Successful customer relationships are vital to our business and continued growth.

Maintaining strong relationships with our customers is necessary for our brands to be well presented to our consumers and available for purchase at all times.

The strength of our customer relationships also affects our ability to obtain pricing and secure favourable trade terms. Unilever may not be able to maintain strong relationships with customers and failure to do so could negatively impact the terms of business with the affected customers and reduce the availability of our products to consumers.

People
A skilled workforce is essential for the continued success of our business.

Our ability to attract, develop and retain the right number of appropriately qualified people is critical if we are to compete and grow effectively.

This is especially true in our key emerging markets where there can be a high level of competition for a limited talent pool. The loss of management or other key personnel or the inability to identify, attract and retain qualified personnel could make it difficult to manage the business and could adversely affect operations and financial results.

Unilever Annual Report on Form 20-F 2012	Form 20-F 5

Item 3. Key Information continued

Principal risk	Description of risk
Supply Chain
Our business depends on securing high quality materials, efficient manufacturing and the timely distribution of products to our customers.

Our supply chain network is exposed to potentially adverse events such as physical disruptions, environmental and industrial accidents or bankruptcy of a key supplier which could impact our ability to deliver orders to our customers.

The quality and safety of our products are of paramount importance for our brands and our reputation. Nevertheless, the risk that raw materials are accidentally or maliciously contaminated throughout the supply chain or that other product defects occur due to human error or equipment failure cannot be fully excluded. Such incidents can impact on both results and the reputation of our business.

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

Disruption of our IT systems could inhibit our business operations in a number of ways, including disruption to sales, production and cash flows, ultimately impacting our results.

There is also a threat from unauthorised access and misuse of sensitive information. Unilever’s information systems could be subject to unauthorised access which disrupts Unilever’s business and/or leads to loss of assets.

Business Transformation
Successful execution of business transformation projects is key to delivering their intended business benefits and avoiding disruption to other business activities.

Unilever is continually engaged in major change projects, including acquisitions and disposals and outsourcing, to drive continuous improvement in our business and to strengthen our portfolio and capabilities.

Failure to execute such transactions or change projects successfully, or performance issues with third party outsourced providers on which we are dependent, could result in under-delivery of the expected benefits. Furthermore, disruption may be caused in other parts of the business.

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

In 2012, more than half of Unilever’s turnover came from emerging markets including Brazil, India, Indonesia, Turkey, South Africa, China, Mexico and Russia. These markets offer greater growth opportunities but also expose Unilever to economic, political and social volatility in these markets.

Eurozone risk
Issues arising out of the debt crisis in Europe could have a material adverse effect on Unilever’s business in a number of ways.

Uncertainty, lack of confidence and any further deterioration in the situation could lead to lower growth and further recession in Europe and elsewhere.

Our operations would be affected if Eurozone countries were to leave the euro. In particular:

•   our European supply chain would face economic and operational challenges;

•   our customers and suppliers may be adversely affected, leading to heightened counterparty credit risk; and

•   our investment in the country concerned could be impaired and may be subject to exchange controls and translation risks going forward.

6 Form 20-F	Unilever Annual Report on Form 20-F 2012

Item 3. Key Information continued

Principal risk	Description of risk
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

In times of financial market volatility, we are also potentially exposed to counterparty risks with banks, suppliers and customers.

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

Unilever’s brands and reputation are valuable assets and the way in which we operate, contribute to society and engage with the world around us is always under scrutiny both internally and externally. Despite the commitment of Unilever to ethical business and the steps we take to adhere to this commitment, there remains a risk that activities or events cause us to fall short of our desired standard, resulting in damage to Unilever’s corporate reputation and business results.

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

Unilever Annual Report on Form 20-F 2012	Form 20-F 7

A. History and development of the Company

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘About Unilever’ on page 46;
•	‘Financial Review 2012’ on pages 28 to 35;
•	‘Our requirements and compliance’ on pages 52 to 54;
•	‘Note 21 Acquisitions and disposals’ on pages 126 to 127;
•	‘Share Capital’ on pages 54 to 55;
•	‘Analysis of shareholding’ on page 55; and
•	‘Shareholder information’ on pages 144 to 145 (other than ‘Website’).

Please refer also to ‘Financial Review 2011’ within Item 5A of this report and ‘The Unilever Group’ on page 1 of this report.

B. Business overview

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘Note 2 Segment information’ on pages 92 to 93;
•	‘Reaching more consumers’ on page 22;
•	‘Financial Review 2012’ on pages 28 to 35; and
•	‘Legal, Regulatory and Other’ on page 40.

Please refer also to ‘Financial Review 2011’ within Item 5A of this report.

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

Raw materials

Our products use a wide variety of raw and packaging materials which we source internationally, and which may be subject to price volatility. Although we have seen rather more stable conditions in key commodity markets in 2012 we remain watchful for further periods of volatility in 2013.

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

Competition

As a FMCG (fast moving consumer goods) company, we are competing with a diverse set of competitors. Some of these operate on an international scale like ourselves, while others have a more regional or local focus. Our business model centres on building brands which consumers know, trust, like and buy in conscious preference to competitors’. Our brands command loyalty and affinity and deliver superior performance.

Iran-related required disclosure

Unilever operates in Iran through a non-US subsidiary. In 2012 sales were not material and we did not sell any products directly to the Government of Iran or any parties affiliated with the Government of Iran. Accordingly to the best of our knowledge we did not generate any revenues or net profits from transactions with the Government of Iran or affiliated entities. Income, payroll and other taxes, duties and fees (including for utilities) were payable to the Government of Iran and affiliated entities in connection with our operations. Our activities in Iran comply in all material respects with applicable laws and regulations, including US trade sanctions, and we plan to continue these activities.

C. Organisational structure

The information set forth under the heading ‘Note 26 Principal group companies and non-current investments’ on pages 130 and 131 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

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

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘Note 10 Property, plant and equipment’ on pages 107 and 108; and
•	‘Note 26 Principal group companies and non-current investments’ on pages 130 and 131.

Not applicable.

A. Operating results

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘Outlook’ on page 36;
•	‘Financial review 2012’ on pages 28 to 35;
•	‘Currency risk’ on pages 118 to 119; and
•	‘Legal, Regulatory and Other’ on page 40.

8 Form 20-F	Unilever Annual Report on Form 20-F 2012

Item 5. Operating and Financial Review and

Prospects continued

Financial Review 2011

Basis of reporting

The information set forth under the heading ‘Basis of reporting and critical accounting policies’ on page 33 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

Group results and earnings per share

The following discussion summarises the results of the Group during the years 2011 and 2010. The figures quoted are in euros, at current rates of exchange, being the average rates applying in each period as applicable, unless otherwise stated. Information about exchange rates between the euro, pound sterling and US dollar is given on page 4 of this report.

In 2011 and 2010, no disposals qualified to be disclosed as discontinued operations for purposes of reporting.

	2011	2010	% change
Turnover (€ million)	46,467	44,262	5.0%
Operating profit (€ million)	6,433	6,339	1%
Core operating profit (€ million)	6,289	6,031	4%
Profit before tax (€ million)	6,245	6,132	2%
Net profit (€ million)	4,623	4,598	1%
Diluted earnings per share (€)	1.46	1.46	0%
Core earnings per share (€)	1.41	1.36	4%

Turnover at €46.5 billion increased 5.0%, despite a negative impact of 2.5% due to currency. Underlying sales growth increased to 6.5%, driven by emerging markets. Underlying volume growth was 1.6% and the price effect was 4.8%.

Operating profit was €6.4 billion, compared with €6.3 billion in 2010. The increase reflects a decline in gross margin driven by commodity costs, more than offset by savings programmes. Core operating profit was €6.3 billion, up 4% from €6.0 billion in 2010, reflecting the additional impact of lower net credit for acquisition and disposal related costs, gains on disposal of group companies and other one-off items.

The cost of financing net borrowings was €448 million, €34 million higher than 2010. The average level of net debt increased, in part due to the acquisition of Alberto Culver. The average interest rate was 3.7% on borrowings and 2.3% on cash deposits. The net pensions financing credit was €71 million compared with €20 million in 2010.

The effective tax rate was 26.5% compared with 25.5% in 2010, reflecting the geographic mix of pre-tax profits and the impact of the Italian frozen foods disposal in the 2010 rate.

Net profit from joint ventures and associates, together with other income from non-current investments, contributed €189 million compared to €187 million in the prior year.

Fully diluted earnings per share were flat at €1.46. Higher operating profit was offset by lower profits from business disposals. In addition, the tax charge increased. Core earnings per share were €1.41, up 4% from €1.36 in 2010, reflecting the additional impact of a lower net credit for acquisition and disposal related costs, gains on disposal of group companies and other one-off items.

Unilever Annual Report on Form 20-F 2012	Form 20-F 9

Item 5. Operating and Financial Review and

Prospects continued

Personal Care

	€ million 2011	€ million 2010	% Change
Turnover	15,471	13,767	12.4
Operating profit	2,536	2,296	10.5

Core operating margin (%)	17.6	17.0	0.6

Underlying sales growth (%)	8.2	6.4
Underlying volume growth (%)	4.2	7.9
Effect of price changes (%)	3.8	(1.4)

Key developments

•	Personal Care grew strongly in 2011 to become Unilever’s largest category, with underlying sales growth of 8.2%. The acquisitions of Alberto Culver and the Sara Lee brands started to contribute positively.
•	Growth was well balanced between volume and price, and reflected strong performance across the portfolio, particularly in deodorants, haircare and skin cleansing.
•	Value market shares were up overall, with strong gains in North America where haircare and deodorants performed well, and in China where skin cleansing and hair care saw strong gains.
•	Core operating margin improved by 0.6% to 17.6% as higher input costs were offset by savings, cost containment and price increases.

Refreshment

	€ million 2011	€ million 2010	% Change
Turnover	8,804	8,605	2.3
Operating profit	723	724	(0.1)

Core operating margin (%)	7.7	8.4	(0.7)

Underlying sales growth (%)	4.9	6.1
Underlying volume growth (%)	1.4	5.9
Effect of price changes (%)	3.4	0.1

Key developments

•	Refreshment saw mixed performance resulting in underlying sales growth of 4.9%. Ice cream progressed well driven by innovation and new market launches, particularly with the Magnum brand.
•	Price growth was strong at 3.4%. Volume growth of 1.4% was driven by ice cream.
•	Value market shares were stable overall. Ice cream saw strong gains, especially in Latin America and South East Asia, but tea shares were down overall and particularly in the US and Russia.
•	Core operating margin was down 0.7%, primarily reflecting higher input costs.

Foods

	€ million 2011	€ million 2010	% Change
Turnover	13,986	14,164	(1.3)
Operating profit	2,693	2,846	(5.4)

Core operating margin (%)	17.5	16.8	0.7

Underlying sales growth (%)	4.9	1.4
Underlying volume growth (%)	(1.2)	2.5
Effect of price changes (%)	6.2	(1.0)

Key developments

•	Underlying sales growth in Foods was 4.9%. Turnover fell slightly as a result of the disposal of the Brazilian tomato business.
•	With commodity cost inflation at high levels, particularly in edible oils, underlying price growth was very strong at 6.2%. Volumes were down 1.2%, mainly in spreads where pricing was highest.
•	Value market share performance was mixed, with gains in bouillons, meals and side dishes but declines in soups and spreads.
•	Core operating margin improved by 0.7% to 17.5%, supported by savings and cost control.

Home Care

	€ million 2011	€ million 2010	% Change
Turnover	8,206	7,726	6.2
Operating profit	481	473	1.7

Core operating margin (%)	5.4	7.5	(2.1)

Underlying sales growth (%)	8.1	3.0
Underlying volume growth (%)	2.2	8.2
Effect of price changes (%)	5.8	(4.8)

Key developments

•	Home Care delivered underlying sales growth of 8.1% in the year, despite the pressure of high commodity cost inflation and intense competition.
•	Underlying price growth of 5.8% reflected increases taken in most major markets as input costs were higher. Volume growth slowed as a result, but was ahead of the relevant market at 2.2%.
•	Value market shares were higher, particularly in the laundry business where strong performance was seen in China, India, South Africa and Western Europe.
•	Core operating margin was down by 2.1% as higher input costs were not fully mitigated by pricing and savings.

10 Form 20-F	Unilever Annual Report on Form 20-F 2012

Item 5. Operating and Financial Review and

Prospects continued

Non-GAAP measures

The information set forth under the heading ‘Non-GAAP measures’ on pages 34 and 35 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

Underlying sales growth (USG)

The reconciliation of USG to changes in the GAAP measure turnover is as follows:

Total Group

	2011 vs 2010	2010 vs 2009
Underlying sales growth (%)	6.5	4.1
Effect of acquisitions (%)	2.7	0.3
Effect of disposals (%)	(1.5)	(0.8)
Effect of exchange rates (%)	(2.5)	7.3
Turnover growth (%)	5.0	11.1

Personal Care

	2011 vs 2010	2010 vs 2009
Underlying sales growth (%)	8.2	6.4
Effect of acquisitions (%)	7.3	0.6
Effect of disposals (%)	(0.2)	–
Effect of exchange rates (%)	(2.9)	8.5
Turnover growth (%)	12.4	16.2

Foods

	2011 vs 2010	2010 vs 2009
Underlying sales growth (%)	4.9	1.4
Effect of acquisitions (%)	0.2	0.2
Effect of disposals (%)	(4.3)	(0.7)
Effect of exchange rates (%)	(1.9)	5.8
Turnover growth (%)	(1.3)	6.8

Refreshment

	2011 vs 2010	2010 vs 2009
Underlying sales growth (%)	4.9	6.1
Effect of acquisitions (%)	0.3	–
Effect of disposals (%)	(0.3)	(2.0)
Effect of exchange rates (%)	(2.5)	6.8
Turnover growth (%)	2.3	11.0

Home Care

	2011 vs 2010	2010 vs 2009
Underlying sales growth (%)	8.1	3.0
Effect of acquisitions (%)	1.3	0.1
Effect of disposals (%)	0.1	(0.7)
Effect of exchange rates (%)	(3.1)	8.3
Turnover growth (%)	6.2	10.9

Underlying volume growth (UVG)

Underlying volume growth is underlying sales growth after eliminating the impact of price changes. The relationship between the two measures is set out below:

	2011 vs 2010	2010 vs 2009
Underlying volume growth (%)	1.6	5.8
Effect of price changes (%)	4.8	(1.6)
Underlying sales growth (%)	6.5	4.1

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

The reconciliation of FCF to net profit is as follows:

	€ million 2011	€ million 2010
Net profit	4,623	4,598
Taxation	1,622	1,534
Share of net profit of joint ventures/associates and other income from non-current investments	(189)	(187)
Net finance cost	377	394
Depreciation, amortisation and impairment	1,029	993
Changes in working capital	(177)	169
Pensions and similar obligations less payments	(553)	(472)
Provisions less payments	9	72
Elimination of (profits)/losses on disposals	(215)	(476)
Non-cash charge for share-based compensation	105	144
Other adjustments	8	49
Cash flow from operating activities	6,639	6,818

Income tax paid	(1,187)	(1,328)
Net capital expenditure	(1,974)	(1,701)
Net interest and preference dividends paid	(403)	(424)
Free cash flow	3,075	3,365
Core operating margin and core operating profit The reconciliation of core operating profit to operating profit is as follows:
	€ million 2011	€ million 2010
Operating profit	6,433	6,339
Acquisition and disposal related costs	234	50
(Gain)/loss on disposal of group companies	(221)	(468)
Impairments and other one-off items	(157)	110
Core operating profit	6,289	6,031
Turnover	46,467	44,262
Operating margin (%)	13.8	14.3
Core operating margin (%)	13.5	13.6
Net debt The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:
	€ million 2011	€ million 2010
Total financial liabilities	(13,718)	(9,534)

Financial liabilities due within one year	(5,840)	(2,276)
Financial liabilities due after one year	(7,878)	(7,258)

Cash and cash equivalents as per balance sheet	3,484	2,316

Cash and cash equivalents as per cash flow statement	2,978	1,966
Bank overdrafts deducted therein	506	350

Financial assets	1,453	550
Net debt	(8,781)	(6,668)

Unilever Annual Report on Form 20-F 2012	Form 20-F 11

Item 5. Operating and Financial Review and

Prospects continued

Acquisitions and disposals – 2010

The disposal of our frozen foods business in Italy for €805 million to Birds Eye Iglo was completed on 1 October 2010.

B. Liquidity and capital resources

(i) Information regarding the Group’s liquidity

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘Finance and liquidity’ and ‘Treasury’ on pages 32 to 33;
•	‘Management of market risk’ on pages 118 to 120;
•	‘Management of liquidity risk’ on page 116 to 118;
•	‘Capital and funding’ on pages 112 to 113;
•	‘Going concern’ on page 83;
•	‘Cash flow’ on page 33;
•	‘Consolidated cash flow statement’ on page 89;
•	‘Financial liabilities’ on page 115;
•	‘Financial assets’ on page 122; and
•	‘Note 17 Investment and return’ on pages 121 to 122.

(ii) Information regarding the type of financial instruments used, the maturity profile of debt, currency and interest rate structure

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘Note 15 Capital and funding’ on pages 112 to 113;
•	‘Financial liabilities’ on page 115;
•	‘Financial assets’ on page 122;
•	‘Note 16 Treasury risk management’ on pages 116 to 120;
•	‘Note 17 Investment and return’ on pages 121 to 122;
•	‘Note 18 Financial instruments fair value risk’ on pages 123 to 124;
•	‘Treasury’ on page 33; and
•	‘Our risk appetite and approach to risk management’ on page 41.

(iii) Information regarding the Group’s material commitments for capital expenditure

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘Note 20 Commitments and contingent liabilities’ on pages 125 to 126; and
•	‘Note 10 Property, plant and equipment’ on pages 107 and 108.

C. Research and development, patents and licences, etc.

The information set forth under the heading ‘Innovating with ambition’ on pages 14 to 15 and ‘Note 3 Gross profit and operating costs’ on page 94 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

D. Trend information

Please refer also to Item 3D ‘Risk factors’ on pages 4 to 7 of this report.

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘Financial review 2012’ on pages 28 to 35; and
•	‘Outlook’ on page 36.

Please refer also to ‘Financial review 2011’ within Item 5A of this report on pages 9 to 12.

E. Off-balance sheet arrangements

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘Off-balance sheet arrangements’ on page 32;
•	‘Note 16 Treasury risk management’ on pages 116 to 120;
•	‘Note 18 Financial instruments fair value risk’ on pages 123 to 124; and
•	‘Note 20 Commitments and contingent liabilities’ on pages 125 to 126.

F. Tabular disclosure of contractual obligations

The information set forth under the heading ‘Contractual obligations at 31 December 2012’ on page 32 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

G. Safe harbour

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; increasing competitive pressures; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and managing regulatory, tax and legal matters.

12 Form 20-F	Unilever Annual Report on Form 20-F 2012

Item 5. Operating and Financial Review and

Prospects continued

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including elsewhere in the Group’s Annual Report on Form 20-F for the year ended 31 December 2012. These forward-looking statements speak only as of the date of this Annual Report on Form 20-F. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

A. Directors and senior management

(i) Name, experience and functions

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘Unilever Leadership Executive (ULE)’ on page 43;
•	‘Board of Directors’ on pages 42; and
•	‘Our Directors’ and ‘Our Committees’ on pages 49 and 50.

(ii) Activities outside the issuing company

The information set forth under the headings ‘Board of Directors’ and ‘Unilever Leadership Executive (ULE)’ on pages 42 and 43 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

(iii) Age

The information set forth under the headings ‘Board of Directors’ and ‘Unilever Leadership Executive (ULE)’ on pages 42 and 43 of the Group’s Annual Report and Accounts 2011 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

(iv) Family relationship

The information set forth under the heading ‘Executive Directors’ (final paragraph) on page 49 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

(v) Other arrangements

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘Executive Directors’ (final paragraph) on page 49; and
•	‘Non-Executive Directors – Independence’ on page 49.

B. Compensation

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘Remuneration policy for new hires’ and ‘Executive Directors’ on page 68 ;
•	Remuneration policy description on pages 64 to 67;
•	‘Remuneration policy – supplementary information’ on pages 69 and 70;
•	‘Elements of remuneration’ on pages 71 to 74;
•	‘Executive Directors’ remuneration in 2012’ on pages 77 to 80;
•	‘Non-Executive Directors’ remuneration in 2012’ on page 80 and 81;
•	‘Note 4C Share-based compensation plans’ on pages 101 and 102;
•	‘Note 4A Staff and management costs – Key management compensation’ on page 95; and
•	‘Note 4B Pensions and similar obligations’ on pages 95 to 100.

C. Board practices

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘Board of Directors’ and ‘Unilever Leadership Executive (ULE)’ on pages 42 and 43;
•	‘Appointment of Directors’ on page 47;
•	‘Executive Directors’ on page 49 and 50;
•	‘Non-Executive Directors’ on page 49;
•	‘Our Committees’ on page 50;
•	‘Report of the Audit Committee’ on pages 56 and 57; and
•	‘Directors’ Remuneration Report’ on pages 62 to 81.

D. Employees

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘Note 4A Staff and management costs’ – Average number of employees during the year on page 95; and
•	‘Employee number’ on page 7.

The average number of employees during 2012 included 10,907 seasonal and 26,033 plantation workers. We believe our relationship with our employees and any labour unions of which they may be part is satisfactory in all material respects.

E. Share ownership

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘Our remuneration practices’ on pages 71 to 77;
•	‘Executive Directors’ remuneration in 2012’ on pages 77 to 80;
•	‘Non-Executive Directors’ on page 80 to 81; and
•	‘Note 4C Share-based compensation plans’ on pages 101 and 102.

Unilever Annual Report on Form 20-F 2012	Form 20-F 13

A. Major shareholders

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘Margarine Union (1930) Limited: Conversion Rights’ and ‘Foundation Unilever NV Trust office’ on pages 51 and 52; and
•	‘Analysis of shareholding’ on page 55.

The principal trading markets upon which Unilever shares are listed are Euronext Amsterdam for NV ordinary and preference shares and the depositary receipts of these NV ordinary and preference shares, and the London Stock Exchange for PLC ordinary shares. NV ordinary shares mainly trade in the form of depositary receipts for shares.

In the United States, NV New York Registry Shares and PLC American Depositary Receipts are traded on the New York Stock Exchange. Citibank, N.A. acts for NV and PLC as issuer, transfer agent and, in respect of the PLC American Depositary Receipts, depositary.

There have not been any significant trading suspensions in the past three years.

At 4 March 2013 there were 5,385 registered holders of NV New York Registry Shares and 976 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 13% of NV’s ordinary shares were held in the United States (approximately 17% in 2011), while most holders of PLC ordinary shares are registered in the United Kingdom – approximately 98% in 2012 and in 2011.

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

The information set forth under the heading ‘Equalisation Agreement’ on page 52 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

B. Related party transactions

The information set forth under the heading ‘Note 23 – Related party transactions’ on page 128 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in the Group’s Annual Report and Accounts (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2012 or the two preceding years.

C. Interest of experts and counsel

Not applicable.

A. Consolidated statements and other financial information

Please refer also to Item 18 ‘Financial Statements’ on page 23 to 29 of this report.

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘Financial statements’ on page 83 and pages 86 to 131;
•	‘Legal proceedings’ on page 126; and
•	‘Financial calendar’ on page 144.

Also see ‘Dividend record’ on page 3 of this report.

B. Significant changes

The information set forth in ‘Note 25 Events after the balance sheet date’ on page 129 of the Group’s Annual Report and Accounts furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

14 Form 20-F	Unilever Annual Report on Form 20-F 2012

A. Offer and listing details

Please refer to information given on page 14 under Item 7A ‘Major shareholders’.

Share prices at 31 December 2012

The share prices of the ordinary shares at the end of the year were as follows:

NV per €0.16 ordinary share in Amsterdam	€28.84
NV per €0.16 ordinary share in New York	US $38.30
PLC per 3 1/9p ordinary share in London	£23.66
PLC per 3 1/9p ordinary share in New York	US $38.72

Monthly high and low prices for the most recent six months

		September 2012	October 2012	November 2012	December 2012	January 2013	February 2013
NV per €0.16 ordinary share in Amsterdam (in €)	High	28.32	28.51	29.38	29.50	30.02	29.96
	Low	27.23	27.53	27.87	28.78	28.58	29.05
NV per €0.16 ordinary share in New York (in US $)	High	36.35	37.35	38.01	38.75	40.48	40.73
	Low	34.91	35.67	35.58	37.83	37.95	38.44
PLC per 3 1/9p ordinary share in London (in £)	High	23.11	23.46	24.21	24.29	25.67	26.52
	Low	22.35	22.62	22.90	23.66	23.78	25.12
PLC per 3 1/9p ordinary share in New York (in US $)	High	37.29	38.01	38.79	39.37	40.69	40.95
	Low	35.83	36.11	36.51	38.30	38.38	39.07

Quarterly high and low prices for 2012 and 2011

		1st Quarter 2012	2nd Quarter 2012	3rd Quarter 2012	4th Quarter 2012
NV per €0.16 ordinary share in Amsterdam (in €)	High	27.11	26.39	28.79	29.50
	Low	24.78	24.56	26.42	27.53
NV per €0.16 ordinary share in New York (in US $)	High	34.92	35.00	36.35	38.75
	Low	32.09	30.79	32.11	35.58
PLC per 3 1/9p ordinary share in London (in £)	High	21.89	21.44	23.34	24.29
	Low	19.94	20.05	21.27	22.62
PLC per 3 1/9p ordinary share in New York (in US $)	High	34.02	34.74	37.29	39.37
	Low	31.50	31.04	32.88	36.11

		1st Quarter 2011	2nd Quarter 2011	3rd Quarter 2011	4th Quarter 2011
NV per €0.16 ordinary share in Amsterdam (in €)	High	23.77	23.10	23.90	26.58
	Low	21.00	22.05	21.65	23.32
NV per €0.16 ordinary share in New York (in US $)	High	31.72	33.50	34.24	35.06
	Low	29.07	31.35	30.39	30.82
PLC per 3 1/9p ordinary share in London (in £)	High	19.72	20.06	20.81	21.73
	Low	17.93	18.85	18.92	19.77
PLC per 3 1/9p ordinary share in New York (in US $)	High	31.03	32.96	34.30	34.16
	Low	28.65	30.59	30.27	30.56

Unilever Annual Report on Form 20-F 2012	Form 20-F 15

Item 9. The Offer and Listing continued

Annual high and low prices

		2012	2011	2010	2009	2008
NV per €0.16 ordinary share in Amsterdam (in €)	High	29.50	26.58	24.11	22.88	25.61
	Low	24.56	21.00	20.68	13.59	16.20
NV per €0.16 ordinary share in New York (in US $)	High	38.75	35.06	33.10	32.80	37.18
	Low	30.79	29.07	26.02	17.04	21.27
PLC per 3 1/9p ordinary share in London (in £)	High	24.29	21.73	20.09	20.15	19.47
	Low	19.94	17.93	16.62	12.30	12.49
PLC per 3 1/9p ordinary share in New York (in US $)	High	39.37	34.30	32.41	32.19	38.02
	Low	31.04	28.65	25.74	17.04	20.22

B. Plan of distribution

Not applicable.

C. Markets

This information is set forth under the heading ‘The Unilever Group’ on page 1 of this report.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

16 Form 20-F	Unilever Annual Report on Form 20-F 2012

A. Share capital

Not applicable.

B. Memorandum and articles of association

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

•	‘Corporate governance’ on pages 44 to 55; and
•	‘Note 15A. Share Capital’ on page 113; and
•	‘Minimum shareholding requirement’ on page 74.

Please also refer to ‘The Unilever Group’ on page 1 of this report.

C. Material contracts

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘Financial review 2012 – Acquisitions and disposals’ on page 29;
•	‘Note 21 Acquisition and disposals – 2012 and 2011’ on pages 126 to 127; and
•	‘Our Foundation agreements’ on page 52.

D. Exchange controls

Under the Dutch External Financial Relations Act of 25 March 1994 the Minister of Finance is authorised to issue regulations relating to financial transactions concerning the movement of capital to or from other countries with respect to direct investments, establishment, the performing of financial services, the admission of negotiable instruments or goods with respect to which regulations have been issued under the Import and Export Act in the interest of the international legal system or an arrangement relevant thereto. These regulations may contain a prohibition to perform any of the actions indicated in those regulations without a licence. To date no regulations of this type have been issued which are applicable to Unilever N.V.

Other than certain economic sanctions which may be in place from time to time, there are currently no UK laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of the company’s shares who are non-residents of the UK. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to non-residents of the UK under English law or the company’s Articles of Association on the right to be a holder of, and to vote in respect of, the company’s shares.

E. Taxation

Taxation for US persons holding shares in NV

The following notes are provided for guidance. US persons should consult their local tax advisers, particularly in connection with potential liability to pay US taxes on disposal, lifetime gift or bequest of their shares. A US person is a US individual citizen or resident, a corporation organised under the laws of the United States, or any other legal person subject to United States Federal Income Tax on its worldwide income.

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

Where a United States person has a permanent establishment in the Netherlands, which has shares in NV forming part of its business property, dividends it receives on those shares are included in that establishment’s profit. They are subject to income tax or corporation tax in the Netherlands, as appropriate, and tax on dividends in the Netherlands will generally be applied at the full rate of 15% with, as appropriate, the possibility to claim a credit for that tax on dividends in the Netherlands against the income tax or corporation tax in the Netherlands. The net tax suffered may be treated as foreign income tax eligible for credit against shareholder’s United States income taxes.

The Convention provides, subject to certain conditions, for a complete exemption from, or refund of, Dutch dividend withholding tax if the beneficial owner is a qualified ‘Exempt Pension Trust’ as defined in Article 35 of the Convention or a qualified ‘Exempt Organisation’ as defined in Article 36 of the Convention. It is noted that, subject to certain conditions, foreign (non-Dutch) tax exempt entities may also be entitled to a full refund of any Dutch dividend withholding tax suffered based on specific provisions in the Dividend Tax Act in the Netherlands. This tax refund opportunity under Dutch domestic tax law already applied to European Union and European Economic Area entities as of 1 January 2007 and has been extended as of 1 January 2012 to all foreign tax exempt entities including, if appropriate, United States tax exempt entities.

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

Under the Convention, a United States trust, company or organisation that is operated exclusively for religious, charitable, scientific, educational or public purposes is subject to an initial 15% withholding tax rate. Such an exempt organisation may be entitled to reclaim from tax authorities in the Netherlands a refund of the Dutch dividend tax, if and to the extent that it is exempt from United States Federal Income Tax and it would be exempt from tax in the Netherlands if it were organised and carried on all its activities there.

If you are an NV shareholder resident in any country other than the United States or the Netherlands, any exemption from, or reduction or refund of, dividend withholding tax in the Netherlands may be governed by specific provisions in Dutch tax law, the ‘Tax Regulation for the Kingdom of the Netherlands’, or by the tax convention or any other agreement for the avoidance of double taxation, if any, between the Netherlands and your country of residence.

United States taxation on dividends

If you are a United States person, the dividend (including the withheld amount) up to the amount of NV earnings and profits

Unilever Annual Report on Form 20-F 2012	Form 20-F 17

Item 10. Additional Information continued

for United States Federal Income Tax purposes will be ordinary dividend income. Dividends received by an individual during taxable years 2013 and later will be taxed at a maximum rate of 15% or 20%, depending on the income level of the individual, provided the individual has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that NV is a qualified foreign corporation and that certain other conditions are satisfied. NV is a qualified foreign corporation for this purpose. In addition, beginning in 2013, an additional tax of 3.8% will apply to dividends and other investment income received by individuals with incomes exceeding certain thresholds. The dividends are not eligible for the dividends received deduction allowed to corporations.

For US foreign tax credit purposes, the dividend is foreign source income, and withholding tax in the Netherlands is a foreign income tax that is eligible for credit against the shareholder’s United States income taxes. However, the rules governing the US foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends eligible for the maximum tax rate on dividends described above.

Any portion of the dividend that exceeds NV’s United States earnings and profits is subject to different rules. This portion is a tax free return of capital to the extent of your basis in NV’s shares, and thereafter is treated as a gain on a disposition of the shares.

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

Disclosure requirements for US individual holders

US individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their United States Federal Income Tax return. Such Form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a US financial institution, generally including a non-US branch or subsidiary of a US institution and a US branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in the shares.

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

Taxation for US persons holding shares in PLC

The following notes are provided for guidance. US persons should consult their local tax advisers, particularly in connection with potential liability to pay US taxes on disposal, lifetime gift or bequest of their shares. A US person is a US individual citizen or resident, a corporation organised under the laws of the United States, or any other legal person subject to United States Federal Income Tax on its worldwide income.

United Kingdom taxation on dividends

Under United Kingdom law, income tax is not withheld from dividends paid by United Kingdom companies. Shareholders, whether resident in the United Kingdom or not, receive the full amount of the dividend actually declared.

United States taxation on dividends

If you are a US person, the dividend up to the amount of PLC’s earnings and profits for United States Federal Income Tax purposes will be ordinary dividend income. Dividends received by an individual during taxable years 2013 and later will be taxed at a maximum rate of 15% or 20%, depending on the income level of the individual, provided the individual has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that PLC is a qualified foreign corporation and certain other conditions are satisfied. PLC is a qualified foreign corporation for this purpose. In addition, beginning in 2013, an additional tax of 3.8% will apply to dividends and other investment income received by individuals with incomes exceeding certain thresholds. The dividend is not eligible for the dividends received deduction allowable to corporations. The dividend is foreign source income for US foreign tax credit purposes.

Any portion of the dividend that exceeds PLC’s United States earnings and profits is subject to different rules. This portion is a tax free return of capital to the extent of your basis in PLC’s shares, and thereafter is treated as a gain on a disposition of the shares.

Disclosure Requirements for US individual holders

US individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their United States Federal Income Tax return. Such Form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a US financial institution, generally including a non-US branch or subsidiary of a US institution and a US branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in the shares.

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

18 Form 20-F	Unilever Annual Report on Form 20-F 2012

Item 10. Additional Information continued

UK inheritance tax

Under the current estate and gift tax convention between the United States and the United Kingdom, ordinary shares held by an individual shareholder who is:

•	domiciled for the purposes of the convention in the United States; and
•	is not for the purposes of the convention a national of the United Kingdom will not be subject to United Kingdom inheritance tax:

•	on the individual’s death; or
•	on a gift of the shares during the individual’s lifetime.

The exception is if the shares are part of the business property of a permanent establishment of the individual in the United Kingdom or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the United Kingdom.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

The information set forth under the headings ‘Contact details‘ and ‘Publications’ on pages 144 to 145 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

Unilever Annual Report on Form 20-F 2012

Filed with the SEC on the SEC’s website. Printed copies are available, free of charge, upon request to Unilever PLC, Investor Relations Department, Unilever House, 100 Victoria Embankment, London EC4Y0DY, United Kingdom.

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

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘Outlook’ on page 36;
•	‘Note 13 Trade and other current receivables’ on pages 110 to 111;
•	‘Note 14 Trade payables and other liabilities’ on page 111;
•	‘Note 15 Capital and funding’ on pages 112 to 115;
•	‘Note 16 Treasury risk management’ on pages 116 to 120;
•	‘Note 17 Investment and return’ on pages 121 to 122; and
•	‘Note 18 Financial instruments fair value risk’ on pages 123 to 124.

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

D.3 Depositary Fees and Charges for Unilever PLC

Under the terms of the Deposit Agreement for the Unilever PLC American Depositary Shares (ADSs), an ADS holder may have to pay the following service fees to the depositary bank:

•	Issuance of ADSs: Up to US 5¢ per ADS issued.
•	Cancellation of ADSs: Up to US 5¢ per ADS cancelled.

Unilever Annual Report on Form 20-F 2012	Form 20-F 19

Item 12. Description of Securities Other than Equity Securities continued

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

D.4 Transfer Agent Payments – Fiscal Year 2012 for Unilever N.V.

In 2012, we received the following payments from Citibank, N.A., the Transfer Agent and Registrar for our New York Registered Share program:

US $

Reimbursement of listing fees (INYSE/NASDAQ)	263,755.00

Reimbursement of settlement infrastructure fees (including DTC feeds)	25,484.80

Reimbursement of proxy process expenses (printing, postage and distribution)	281,032.71

Tax reclaim services	40,000.00

Program-related expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002)	739,727.49

Indirect payments

As part of its service to the Company, Citibank, N.A. has agreed to waive fees for the standard costs associated with the administration of the ADR Program, associated operating expenses and investor relations advice estimated to total US $150,000.

D.4 Depositary Payments – Fiscal Year 2012 for Unilever PLC

In 2012, we received the following payments from Citibank, N.A., the Depositary Bank for our American Depositary Receipt Program:

US $

Reimbursement of listing fees (NYSE/NASDAQ)	135,116.00

Reimbursement of settlement infrastructure fees (including DTC feeds)	25,509.80

Reimbursement of proxy process expenses (printing, postage and distribution)	244,266.57

Program-related expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002)	945,107.63

Indirect payments

As part of its service to the Company, Citibank, N.A. has agreed to waive fees for the standard costs associated with the administration of the ADR Program, associated operating expenses and investor relations advice estimated to total US $150,000.

20 Form 20-F	Unilever Annual Report on Form 20-F 2012

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

Not applicable.

The information set forth under the headings ‘Report of Independent Registered Public Accounting Firm’ in Item 18 on page 23 of this report, and ‘Our Risk Appetite and Approach to Risk Management’ on page 41, ‘Requirements – The United States’ on page 54 and ‘Risk management and internal control arrangements’ on pages 56 to 57 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

Management’s report on internal control over financial reporting

In accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002, the following report is provided by management in respect of the Group’s internal control over financial reporting (as defined in rule 13a–15(f) or rule 15d–15(f) under the US Securities Exchange Act of 1934):

•	Unilever’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group;
•	Unilever’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting;
•	Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2012, and has concluded that such internal control over financial reporting is effective; and
•	PricewaterhouseCoopers LLP and PricewaterhouseCoopers Accountants N.V., who have audited the consolidated financial statements of the Group for the year ended 31 December 2012, have also audited the effectiveness of internal control over financial reporting as at 31 December 2012 and have issued an attestation report on internal control over financial reporting. For the Auditors’ report please refer to Item 18 on page 23 of this report.

Unilever Annual Report on Form 20-F 2012	Form 20-F 21

A. Audit Committee financial expert

The information set forth under the heading ‘Report of the Audit Committee’ on pages 56 and 57 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

B. Code of Ethics

The information set forth under the following headings of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference:

•	‘Foundation and principles’ on page 41; and
•	‘Requirements – The United States’ on page 54.

C. Principal accountant fees and services

The information set forth under the heading Report of the Audit Committee on pages 56 and 57 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

	€ million 2012	€ million 2011	€ million 2010
Audit fees(a)	18	18	18
Audit-related fees(b)	2	2	1
Tax fees	1	1	1
All other fees	–	1	3

(a)	Excludes €1 million fees paid in respect of services supplied for associated pension schemes.
(b)	Includes other audit services which comprise audit and similar work that regulations or agreements with third parties require the auditors to undertake.

D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

E. Purchases of equity securities by the issuer and affiliated purchasers

Share purchases during 2012

All shares purchased relate to Unilever N.V.

				€ million
	Total number of shares purchased	Average price paid per share (€)	Of which, numbers of shares purchased as part of publicly announced plans	Maximum value that may yet be purchased as part of publicly announced plans
January (6% preference shares)(b)	10	806.00	–	–
January (7% preference shares)(b)	10	940.00	–	–
February	–	–	–	–
March (ordinary shares)(a)	37,894	26.05	–	–
April	–	–	–	–
May	–	–	–	–
June	–	–	–	–
July (7% preference shares)(b)	6	940.00	–	–
August	–	–	–	–
September	–	–	–	–
October	–	–	–	–
November	–	–	–	–
December	–	–	–	–
Total	37,920	26.64	–	–

(a)	Shares were purchased to satisfy commitments to deliver shares under our share-based plans as described in note 4C on pages 101 and 102 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K and incorporated by reference.
(b)	The repurchase was undertaken under the public cash offer for all outstanding 6% and 7% cumulative preference shares as announced on 19 October 2011.

During February 2013 Unilever N.V. purchased 160,400 American Depositary Shares of Unilever PLC on the NYSE with an average price of euro 30.21 per American Depositary Share to facilitate grants in connection with its employee compensation programs.

F. Change in Registrant’s Certifying Accountant

Not applicable.

G. Corporate governance

The information set forth under the heading ‘Corporate governance’ on pages 44 to 55 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

The Company has responded to Item 18 in lieu of this item.

22 Form 20-F	Unilever Annual Report on Form 20-F 2012

The information set forth under the heading ‘Financial statements’ on page 83 and pages 86 to 131 of the Group’s Annual Report and Accounts 2012 furnished separately on 8 March 2013 under Form 6-K is incorporated by reference.

To the Directors and shareholders

Report of Independent Registered Public Accounting Firm

In our opinion, the consolidated income statements and the related consolidated balance sheets, consolidated cash flow statements, consolidated statements of comprehensive income and consolidated statements of changes in equity set forth under the heading ‘Financial Statements’ on pages 86 to 131 (excluding Note 24 on page 129) of Unilever Group’s Annual Report and Accounts 2012 and the Guarantor financial information included in Item 18 of this Form 20-F present fairly, in all material respects, the financial position of the Unilever Group at 31 December 2012 and 31 December 2011 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2012, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s Directors and management are responsible for these consolidated financial statements.

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

PricewaterhouseCoopers LLP London, United Kingdom As auditors of Unilever PLC	Amsterdam, The Netherlands, 5 March 2013 PricewaterhouseCoopers Accountants N.V. As auditors of Unilever N.V.

5 March 2013	R A J Swaak RA

Unilever Annual Report on Form 20-F 2012	Form 20-F 23

Item 18. Financial Statements continued

Guarantor statements (audited)

On 1 November 2011, NV and Unilever Capital Corporation (UCC) filed a US Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and Unilever United States, Inc. (UNUS). This superseded the previous NV and UCC US Shelf registration filed on 18 November 2008, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and UNUS. Of the US Shelf registration, US $5.0 billion of Notes were outstanding at 31 December 2012 (2011: US $4.0 billion, 2010: US $2.5 billion) with coupons ranging from 0.45% to 5.9%. These Notes are repayable between 15 February 2014 and 15 November 2032.

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

	€ million	€ million	€ million	€ million	€ million	€ million
Income statement for the year ended 31 December 2012	Unilever Capital Corporation subsidiary issuer	Unilever parent entities (a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Turnover	–	–	–	51,324	–	51,324

Operating profit	–	334	7	6,648	–	6,989
Finance income	–	–	–	136	–	136
Finance costs	(153)	(169)	–	(204)	–	(526)
Pensions and similar obligations	–	(5)	(18)	16	–	(7)
Inter-company finance income/(costs)	153	(6)	(110)	(37)	–	–
Dividends	–	2,851	676	(3,527)	–	–
Share of net profit/(loss) of joint ventures and associates	–	–	–	105	–	105
Other income from non-current investments	–	–	–	(14)	–	(14)

Profit before taxation	–	3,005	555	3,123	–	6,683
Taxation	–	(29)	(197)	(1,509)	–	(1,735)

Net profit	–	2,976	358	1,614	–	4,948
Equity earnings of subsidiaries	–	1,972	728	–	(2,700)	–

Net profit	–	4,948	1,086	1,614	(2,700)	4,948

Attributable to:
Non-controlling interests	–	–	–	468	–	468
Shareholders’ equity	–	4,948	1,086	1,146	(2,700)	4,480
(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

24 Form 20-F	Unilever Annual Report on Form 20-F 2012

Item 18. Financial Statements continued

	€ million	€ million	€ million	€ million	€ million	€ million
Income statement for the year ended 31 December 2011	Unilever Capital Corporation subsidiary issuer	Unilever parent entities (a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Turnover	–	–	–	46,467	–	46,467

Operating profit	_	155	(12)	6,290	_	6,433
Finance income	–	–	–	92	–	92
Finance costs	(127)	(203)	–	(210)	–	(540)
Pensions and similar obligations	–	(51)	(15)	91	–	71
Inter-company finance income/(costs)	128	61	(11)	(178)	–	–
Dividends	–	2,631	–	(2,631)	–	–
Share of net profit/(loss) of joint ventures and associates	–	–	–	113	–	113
Other income from non-current investments	–	–	–	76	–	76

Profit before taxation	1	2,639	(38)	3,643	–	6,245
Taxation	–	50	(237)	(1,435)	–	(1,622)

Net profit	1	2,689	(275)	2,208	_	4,623
Equity earnings of subsidiaries	–	1,934	898	–	(2,832)	–

Net profit	1	4,623	623	2,208	(2,832)	4,623

Attributable to:
Non-controlling interests	–	–	–	371	–	371
Shareholders’ equity	1	4,623	623	1,837	(2,832)	4,252

	€ million	€ million	€ million	€ million	€ million	€ million
Income statement for the year ended 31 December 2010	Unilever Capital Corporation subsidiary issuer	Unilever parent entities (a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Turnover	–	–	–	44,262	–	44,262

Operating profit	_	280	(21)	6,080	_	6,339
Finance income	–	–	–	77	–	77
Finance costs	(182)	(183)	–	(126)	–	(491)
Pensions and similar obligations	–	(5)	(24)	49	–	20
Inter-company finance income/(costs)	184	71	(10)	(245)	–	–
Dividends	–	2,285		(2,285)	–	–
Share of net profit/(loss) of joint ventures and associates	–	–	–	111	–	111
Other income from non-current investments	–	–	–	76	–	76

Profit before taxation	2	2,448	(55)	3,737	–	6,132
Taxation	(1)	(83)	434	(1,884)	–	(1,534)

Net profit	1	2,365	379	1,853	–	4,598
Equity earnings of subsidiaries	–	2,233	96	–	(2,329)	–

Net profit	1	4,598	475	1,853	(2,329)	4,598

Attributable to:
Non-controlling interests	–	–	–	354	–	354
Shareholders’ equity	1	4,598	475	1,499	(2,329)	4,244
(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Unilever Annual Report on Form 20-F 2012	Form 20-F 25

Item 18. Financial Statements continued

	€ million	€ million		€ million	€ million	€ million	€ million
Balance sheet at 31 December 2012	Unilever Capital Corporation subsidiary issuer	Unilever parent entities	(a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Assets
Non-current assets
Goodwill and intangible assets	–	1,330		–	20,388	–	21,718
Property, plant and equipment	–	–		–	9,445	–	9,445
Pension asset for funded schemes in surplus	–	–		–	672	–	672
Deferred tax assets	–	103		263	747	–	1,113
Financial assets	–	–		1	534	–	535
Other non-current assets	–	–		7	529	–	536
Amounts due from group companies	6,642	–		–	(26)	(6,616)	–
Net assets of subsidiaries (equity accounted)	–	40,394		15,710	(17,981)	(38,123)	–
	6,642	41,827		15,981	14,308	(44,739)	34,019
Current assets
Inventories	–	–		–	4,436	–	4,436
Amounts due from group companies	–	5,050		2,087	(7,137)	–	–
Trade and other current receivables	–	80		12	4,344	–	4,436
Current tax assets	–	287		98	(168)	–	217
Cash and cash equivalents	–	3		–	2,462	–	2,465
Other financial assets	–	–		–	401	–	401
Non-current assets held for sale	–	–		–	192	–	192
	–	5,420		2,197	4,530	–	12,147
Total assets	6,642	47,247		18,178	18,838	(44,739)	46,166

Liabilities
Current liabilities
Financial liabilities	691	1,250		3	712	–	2,656
Amounts due to group companies	1,859	28,132		–	(29,991)	–	–
Trade payables and other current liabilities	46	181		33	11,408	–	11,668
Current tax liabilities	–	304		–	825	–	1,129
Provisions	–	34		–	327	–	361
Liabilities associated with assets held for sale	–	–		–	1	–	1
	2,596	29,901		36	(16,718)	–	15,815
Non-current liabilities
Financial liabilities	3,766	2,058		–	1,741	–	7,565
Amounts due to group companies	–	–		6,701	(85)	(6,616)	–
Pensions and post-retirement healthcare liabilities
Funded schemes in deficit	–	2		204	2,085	–	2,291
Unfunded schemes	–	110		580	1,350	–	2,040
Provisions	–	12		1	833	–	846
Deferred tax liabilities	–	–		–	1,393	–	1,393
Other non-current liabilities	–	5		81	414	–	500
	3,766	2,187		7,567	7,731	(6,616)	14,635
Total liabilities	6,362	32,088		7,603	(8,987)	(6,616)	30,450

Equity
Shareholders’ equity
Called up share capital	–	484		–	–	–	484
Share premium account	–	140		942	(942)	–	140
Other reserves	5	(6,196)		(612)	(1,695)	2,302	(6,196)
Retained profit	275	20,731		10,245	29,905	(40,425)	20,731
	280	15,159		10,575	27,268	(38,123)	15,159
Non-controlling interests	–	–		–	557	–	557
Total equity	280	15,159		10,575	27,825	(38,123)	15,716
Total liabilities and equity	6,642	47,247		18,178	18,838	(44,739)	46,166

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

26 Form 20-F	Unilever Annual Report on Form 20-F 2012

Item 18. Financial Statements continued

	€ million	€ million		€ million	€ million	€ million	€ million
Balance sheet at 31 December 2011	Unilever Capital Corporation subsidiary issuer	Unilever parent entities	(a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Assets
Non-current assets
Goodwill and intangible assets	–	162		–	21,751	–	21,913
Property, plant and equipment	–	–		–	8,774	–	8,774
Pension asset for funded schemes in surplus	–	5		–	998	–	1,003
Deferred tax assets	–	–		373	48	–	421
Financial assets	–	–		–	478	–	478
Other non-current assets	–	–		–	632	–	632
Amounts due from group companies	5,498	–		–	–	(5,498)	–
Net assets of subsidiaries (equity accounted)	–	39,816		14,213	(17,992)	(36,037)	–
	5,498	39,983		14,586	14,689	(41,535)	33,221
Current assets
Inventories	–	–		–	4,601	–	4,601
Amounts due from group companies	–	8,562		2,042	(10,604)	–	–
Trade and other current receivables	–	70		3	4,440	–	4,513
Current tax assets	–	256		109	(146)	–	219
Cash and cash equivalents	–	1		–	3,483	–	3,484
Other financial assets	–	1		–	1,452	–	1,453
Non-current assets held for sale	–	–		–	21	–	21
	–	8,890		2,154	3,247	–	14,291
Total assets	5,498	48,873		16,740	17,936	(41,535)	47,512

Liabilities
Current liabilities
Financial liabilities	1,526	2,087		3	2,224	–	5,840
Amounts due to group companies	573	25,638		14	(26,225)	–	–
Trade payables and other current liabilities	42	170		11	10,748	–	10,971
Current tax liabilities	–	187		–	538	–	725
Provisions	–	13		–	380	–	393
Liabilities associated with assets held for sale	–	–		–	–	–	–
	2,141	28,095		28	(12,335)	–	17,929
Non-current liabilities
Financial liabilities	3,068	3,207		–	1,603	–	7,878
Amounts due to group companies	–	3,091		5,498	(3,091)	(5,498)	–
Pensions and post-retirement healthcare liabilities
Funded schemes in deficit	–	–		187	2,108	–	2,295
Unfunded schemes	–	96		608	1,207	–	1,911
Provisions	–	33		1	874	–	908
Deferred tax liabilities	–	53		–	1,072	–	1,125
Other non-current liabilities	–	5		138	402	–	545
	3,068	6,485		6,432	4,175	(5,498)	14,662
Total liabilities	5,209	34,580		6,460	(8,160)	(5,498)	32,591

Equity
Shareholders’ equity
Called up share capital	–	484		–	–	–	484
Share premium account	–	137		942	(942)	–	137
Other reserves	14	(6,004)		(791)	(1,428)	2,205	(6,004)
Retained profit	275	19,676		10,129	27,838	(38,242)	19,676
	289	14,293		10,280	25,468	(36,037)	14,293
Non-controlling interests	–	–		–	628	–	628
Total equity	289	14,293		10,280	26,096	(36,037)	14,921
Total liabilities and equity	5,498	48,873		16,740	17,936	(41,535)	47,512

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Unilever Annual Report on Form 20-F 2012	Form 20-F 27

Item 18. Financial Statements continued

	€ million	€ million	€ million	€ million	€ million	€ million
Cash flow statement for the year ended 31 December 2012	Unilever Capital Corporation subsidiary issuer	Unilever parent entities (a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Cash flow from operating activities	–	478	3	8,035	–	8,516
Income tax	–	(89)	(135)	(1,456)	–	(1,680)
Net cash flow from operating activities	–	389	(132)	6,579	–	6,836
Interest received	–	–	–	146	–	146
Net capital expenditure	–	(1,176)	–	(967)	–	(2,143)
Acquisitions and disposals	–	–	–	113	–	113
Other investing activities	(1,181)	5,838	(98)	(4,575)	1,145	1,129
Net cash flow from/(used in) investing activities	(1,181)	4,662	(98)	(5,283)	1,145	(755)
Dividends paid on ordinary share capital	–	(1,368)	(917)	(414)	–	(2,699)
Interest and preference dividends paid	(147)	(177)	–	(182)	–	(506)
Change in borrowing and finance leases	(93)	(1,866)	–	(1,050)	–	(3,009)
Other movement in treasury stocks	–	187	(64)	(75)	–	48
Other finance activities	1,421	(1,814)	1,210	(128)	(1,145)	(456)
Net cash flow from/(used in) financing activities	1,181	(5,038)	229	(1,849)	(1,145)	(6,622)

Net increase/(decrease) in cash and cash equivalents	–	13	(1)	(553)	–	(541)

Cash and cash equivalents at the beginning of the year	–	1	(2)	2,979	–	2,978
Effect of foreign exchange rate changes	–	(11)	–	(209)	–	(220)
Cash and cash equivalents at the end of the year	–	3	(3)	2,217	–	2,217

	€ million	€ million	€ million	€ million	€ million	€ million
Cash flow statement for the year ended 31 December 2011	Unilever Capital Corporation subsidiary issuer	Unilever parent entities (a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Cash flow from operating activities	(1)	61	(56)	6,635	_	6,639
Income tax	–	(71)	(84)	(1,032)	–	(1,187)
Net cash flow from operating activities	(1)	(10)	(140)	5,603	–	5,452
Interest received	128	56	108	(77)	(122)	93
Net capital expenditure	–	(27)	–	(1,947)	–	(1,974)
Acquisitions and disposals	–	(37)	–	(1,683)	–	(1,720)
Other investing activities	(2,362)	(1,134)	(927)	726	2,831	(866)
Net cash flow from/(used in) investing activities	(2,234)	(1,142)	(819)	(2,981)	2,709	(4,467)
Dividends paid on ordinary share capital	–	137	–	(2,622)	–	(2,485)
Interest and preference dividends paid	(112)	(217)	(119)	(170)	122	(496)
Change in borrowing and finance leases	2,345	648	281	764	(281)	3,757
Other movement in treasury stocks	–	151	(37)	(84)	–	30
Other finance activities	–	475	836	844	(2,550)	(395)
Net cash flow from/(used in) financing activities	2,233	1,194	961	(1,268)	(2,709)	411

Net increase/(decrease) in cash and cash equivalents	(2)	42	2	1,354	–	1,396

Cash and cash equivalents at the beginning of the year	_	_	(3)	1,969	_	1,966
Effect of foreign exchange rate changes	2	(41)	(2)	(343)	–	(384)
Cash and cash equivalents at the end of the year	–	1	(3)	2,980	–	2,978
(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

28 Form 20–F	Unilever Annual Report on Form 20–F 2012

Item 18. Financial Statements continued

	€ million	€ million	€ million	€ million	€ million	€ million
Cash flow statement for the year ended 31 December 2010	Unilever Capital Corporation subsidiary issuer	Unilever parent entities (a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Cash flow from operating activities	–	447	(81)	6,452	–	6,818
Income tax	–	(82)	(148)	(1,098)	–	(1,328)
Net cash flow from operating activities	–	365	(229)	5,354	–	5,490
Interest received	184	82	–	(385)	189	70
Net capital expenditure	–	(10)	–	(1,691)	–	(1,701)
Acquisitions and disposals	–	(54)	–	(307)	–	(361)
Other investing activities	1,073	(9)	2,564	(1,059)	(1,741)	828
Net cash flow from/(used in) investing activities	1,257	9	2,564	(3,442)	(1,552)	(1,164)
Dividends paid on ordinary share capital	–	(55)	(2,276)	8	–	(2,323)
Interest and preference dividends paid	(198)	(104)	(10)	7	(189)	(494)
Change in borrowing and finance leases	(1,062)	(147)	(52)	(1,853)	1,741	(1,373)
Other movement in treasury stocks	–	(130)	–	6	–	(124)
Other finance activities	–	–	–	(295)	–	(295)
Net cash flow from/(used in) financing activities	(1,260)	(436)	(2,338)	(2,127)	1,552	(4,609)

Net increase/(decrease) in cash and cash equivalents	(3)	(62)	(3)	(215)	–	(283)

Cash and cash equivalents at the beginning of the year	–	14	(3)	2,386	–	2,397
Effect of foreign exchange rate changes	3	48	3	(202)	–	(148)
Cash and cash equivalents at the end of the year	–	–	(3)	1,969	–	1,966

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Please refer to the exhibit list located immediately following the signature page for this Form 20-F as filed with the SEC.

Unilever Annual Report on Form 20-F 2012	Form 20-F 29

30 Form 20-F	Unilever Annual Report on Form 20-F 2012

Unilever Annual Report on Form 20-F 2012	Form 20-F 31

32 Form 20-F	Unilever Annual Report on Form 20-F 2012

Printed at Pureprint Group, ISO 14001. FSC® certified and CarbonNeutral®.

This document forms part of the Unilever Annual Report and Accounts 2012 suite of documents and is printed on Amadeus 100% Recycled Silk. This has been exclusively supplied by Denmaur Independent Papers which has offset the carbon produced by the production and delivery of this paper to the printer.

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

UNILEVER N.V.
Weena 455, PO Box 760
3000 DK Rotterdam
The Netherlands
T +31 (0)10 217 4000
F +31 (0)10 217 4798

Commercial Register Rotterdam
Number: 24051830

UNILEVER PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
T +44 (0)20 7822 5252
F +44 (0)20 7822 5951

UNILEVER PLC REGISTERED OFFICE
Unilever PLC
Port Sunlight
Wirral
Merseyside CH62 4ZD
United Kingdom

For further information on our social, economic and environmental	Registered in England and Wales
performance, please visit our website	Company Number: 41424

WWW.UNILEVER.COM

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever N.V.
(Registrant)

/s/ T. E. Lovell
T. E. LOVELL, Group Secretary

Date: 8 March, 2013

UNILEVER NV — 20-F EXHIBIT LIST

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unilever N.V.

2.1	Indenture dated as of August 1, 2000, among Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever United States, Inc. and The Bank of New York, as Trustee, relating to Guaranteed Debt Securities 1

2.2	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities 2

4.1	Equalisation Agreement between Unilever N.V. and Unilever PLC 3

4.2	Service Contracts of the Executive Directors of Unilever NV 4

4.3	Letters regarding compensation of Executive Directors of Unilever N.V.

4.4	Unilever North America 2002 Omnibus Equity Compensation Plan 5

4.5	The Unilever NV International 1997 Executive Share Option Scheme 6

4.6	The Unilever Long Term Incentive Plan 7

4.7	Global Share Incentive Plan 2007 8

4.8	The Management Co-Investment Plan 9

8.1	List of Subsidiaries 10

12.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Annual Report and Accounts sections incorporated by reference

15.2	Consent of PricewaterhouseCoopers Accountants N.V. and PricewaterhouseCoopers LLP

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

1	Incorporated by reference to Exhibit 2.2 of Form 20-F filed with the SEC on March 28,2002

2	Incorporated by reference to Exhibit 99.1 of Form S-8 filed with the SEC on February 27, 2003.

3	Incorporated by reference to Exhibit 4.1 of Form 20-F filed with the SEC on March 5, 2010.

4	Incorporated by reference to Exhibit 4.8 of Form 20-F filed with the SEC on March 4, 2010

5	Incorporated by reference to Exhibit 99.1 of Form S-8 filed with the SEC on February 27, 2003.

6	Incorporated by reference to Exhibit 4.5 of Form 20-F filed with the SEC on March 28, 2002.

7	Incorporated by reference to Exhibit 4.6 of Form 20-F filed with the SEC on March 28, 2002.

8	Incorporated by reference to Exhibit 4.7 of Form 20-F filed with the SEC on March 26, 2008.

9	Incorporated by reference to Exhibit 4.8 of Form 20-F filed with the SEC on March 4, 2010.

10	The required information is set forth on pages 130 and 131 of the 2012 Annual Report and Accounts.