Form 20-F
period 2013-12-31
UNILEVER N V
filed 2014-03-07
CIK 110390

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

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

T.E. Lovell, Group Secretary

Tel: +44(0)2078225252, Fax: +44(0)2078225464

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

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group’s Annual Report on Form 20-F for the year ended 31 December 2013 and the Annual Report and Accounts 2013. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ANNUAL REPORT ON FORM 20-F 2013 UNILEVER N.V. AND UNILEVER PLC MAKING SUSTAINABLE LIVING COMMONPLACE

References in this Report on Form 20-F are to certain references in the Group’s Annual Report and Accounts 2013 that include pages incorporated therein, including any page references incorporated in the incorporated material, unless specifically noted otherwise.

The following pages and sections of the Group’s Annual Report and Accounts 2013 and specified information referenced therein, regardless of their inclusion in any cross-reference below, are hereby specifically excluded and are not incorporated by reference into this report on

Form 20-F:

•	‘Operational highlights’ on page 2;
•	pages 4 to 7;
•	‘Five-year historical Total Shareholder Return (TSR) Performance’ on page 82;
•	pages 86 to 89;
•	pages 136 to 145; and
•	information on our website or any other website or social media site, including our Facebook, Twitter and LinkedIn pages.

This report on Form 20-F and the Group’s Annual Report and Accounts 2013 (furnished separately on 7 March 2014 under Form 6-K) contain certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable with similarly titled amounts reported by other companies. In addition, there are limitations on the usefulness of our reported non-GAAP financial measures.

We report on the following non-GAAP measures:

•	underlying sales growth;
•	underlying volume growth;
•	core operating profit and core operating margin (including acquisition and disposal related costs, gain/(loss) on disposal of group companies, impairments and other one-off costs (non-core items));
•	core earnings per share (core EPS);
•	free cash flow; and
•	net debt.

The information set forth under the heading ‘Non-GAAP measures’ on pages 32 to 33 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference. Within these pages further information about the above measures can be found.

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

ITEM 1. IDENTITY OF DIRECTORS,

SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND

EXPECTED TIMETABLE

Not applicable.

Unilever Annual Report on Form 20-F 2013	Form 20-F 1

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The schedules below provide the Group’s selected financial data for the five most recent financial years.

	€ million	€ million	€ million	€ million	€ million
Consolidated income statement	2013	2012 (Restated) (a)	2011 (Restated) (a)	2010 (Restated) (a)	2009 (Restated) (a)
Turnover	49,797	51,324	46,467	44,262	39,823

Operating profit	7,517	6,977	6,420	6,325	5,006

Net finance costs	(530)	(535)	(543)	(561)	(596)
Share of net profit/(loss) of joint ventures and associates and other income/(loss) from non-current investments	127	91	189	187	489

Profit before taxation	7,114	6,533	6,066	5,951	4,899
Taxation	(1,851)	(1,697)	(1,575)	(1,486)	(1,253)

Net profit	5,263	4,836	4,491	4,465	3,646
Attributable to:
Non-controlling interests	421	468	371	354	289
Shareholders’ equity	4,842	4,368	4,120	4,111	3,357

Combined earnings per share(b)	€ 2013	€ 2012	€ 2011	€ 2010	€ 2009
Basic earnings per share	1.71	1.54	1.46	1.46	1.20
Diluted earnings per share	1.66	1.50	1.42	1.42	1.16

(a)  For an explanation of the restatement see note 1 ‘Accounting information and policies – Recent accounting developments – Adopted by the Group’ on page 95 of the

     Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K and incorporated here by reference.

(b)  For the basis of the calculations of combined earnings per share see note 7 ‘Combined earnings per share’ on page 108 of the Group’s Annual Report and Accounts

     2013 furnished separately on 7 March 2014 under Form 6-K and incorporated here by reference.

	€ million	€ million	€ million	€ million	€ million
	2013	2012	2011	2010	2009
Consolidated balance sheet		(Restated)	(Restated)	(Restated)	(Restated)
Non-current assets	33,391	34,042	33,245	28,706	26,224
Current assets	12,122	12,147	14,291	12,484	10,811

Total assets	45,513	46,189	47,536	41,190	37,035

Current liabilities	17,382	15,815	17,929	13,606	11,599
Non-current liabilities	13,316	14,425	14,489	12,322	12,728

Total liabilities	30,698	30,240	32,418	25,928	24,327

Shareholders’ equity	14,344	15,392	14,491	14,669	12,237
Non-controlling interests	471	557	628	593	471

Total equity	14,815	15,949	15,119	15,262	12,708

Total liabilities and equity	45,513	46,189	47,537	41,190	37,035

	€ million	€ million	€ million	€ million	€ million
Consolidated cash flow statement	2013	2012	2011	2010	2009
Net cash flow from operating activities	6,294	6,836	5,452	5,490	5,774
Net cash flow from/(used in) investing activities	(1,161)	(755)	(4,467)	(1,164)	(1,263)
Net cash flow from/(used in) financing activities	(5,390)	(6,622)	411	(4,609)	(4,301)

Net increase/(decrease) in cash and cash equivalents	(257)	(541)	1,396	(283)	210
Cash and cash equivalents at the beginning of the year	2,217	2,978	1,966	2,397	2,360
Effect of foreign exchange rates	84	(220)	(384)	(148)	(173)

Cash and cash equivalents at the end of the year	2,044	2,217	2,978	1,966	2,397

		2012	2011	2010	2009
Key performance indicators	2013	(Restated)	(Restated)	(Restated)	(Restated)
Underlying sales growth (%)(c)	4.3	6.9	6.5	4.1	3.5
Underlying volume growth (%)(c)	2.5	3.4	1.6	5.8	2.3
Core operating margin (%)(c)	14.1	13.7	13.5	13.6	12.5
Free cash flow (€ million)(c)	3,856	4,333	3,075	3,365	4,072

2 Form 20-F	Unilever Annual Report on Form 20-F 2013

ITEM 3. KEY INFORMATION CONTINUED

	2013	2012	2011	2010	2009
Ratios and other metrics		(Restated)	(Restated)	(Restated)	(Restated)
Operating margin (%)	15.1	13.6	13.8	14.3	12.6
Net profit margin (%)(d)	9.7	8.5	8.9	9.3	8.4
Net debt (€ million)(c)	8,456	7,355	8,781	6,668	6,357
Ratio of earnings to fixed charges (times)	11.8	10.2	9.8	10.4	8.8

(c)  Non–GAAP measures are defined and described on pages 32 and 33 of the Group’s Annual Reports and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K and incorporated here by reference. Reconciliations of non-GAAP measures to relevant GAAP measures are detailed below and should be read in conjunction with pages 32 and 33 of the Group’s Annual Report and Accounts 2013.

(d)  Net profit margin is expressed as net profit attributable to shareholders’ equity as a percentage of turnover.

	2013	2012	2011	2010	2009
Underlying sales growth (%)	vs 2012	vs 2011	vs 2010	vs 2009	vs 2008
Underlying sales growth (%)	4.3	6.9	6.5	4.1	3.5
Effect of acquisitions (%)	–	1.8	2.7	0.3	0.6
Effect of disposals (%)	(1.1)	(0.7)	(1.5)	(0.8)	(3.0)
Effect of exchange rates (%)	(5.9)	2.2	(2.5)	7.3	(2.7)
Turnover growth (%)	(3.0)	10.5	5.0	11.1	(1.7)

	2013	2012	2011	2010	2009
Underlying volume growth (%)	vs 2012	vs 2011	vs 2010	vs 2009	vs 2008
Underlying volume growth (%)	2.5	3.4	1.6	5.8	2.3
Effect of price changes (%)	1.8	3.3	4.8	(1.6)	1.2
Underlying sales growth (%)	4.3	6.9	6.5	4.1	3.5

	€ million	€ million	€ million	€ million	€ million
	2013	2012	2011	2010	2009
Core operating margin and core operating profit		(Restated)	(Restated)	(Restated)	(Restated)
Operating profit	7,517	6,977	6,420	6,325	5,006
Acquisition and disposal related cost	112	190	234	50	11
(Gain)/loss on disposal of group companies	(733)	(117)	(221)	(468)	(4)
Impairments and other one-off items	120	–	(157)	110	(25)
Core operating profit	7,016	7,050	6,276	6,017	4,988
Turnover	49,797	51,324	46,467	44,262	39,823
Operating margin (%)	15.1	13.6	13.8	14.3	12.6
Core operating margin (%)	14.1	13.7	13.5	13.6	12.5

	€ million	€ million	€ million	€ million	€ million
	2013	2012	2011	2010	2009
Free cash flow (FCF) to net profit		(Restated)	(Restated)	(Restated)	(Restated)
Net profit	5,263	4,836	4,491	4,465	3,646
Taxation	1,851	1,697	1,575	1,486	1,253
Share of net profit of joint ventures/associates and other income from non-current investments	(127)	(91)	(189)	(187)	(489)
Net finance costs	530	535	543	561	596
Depreciation, amortisation and impairment	1,151	1,199	1,029	993	1,032
Changes in working capital	200	822	(177)	169	1,701
Pensions and similar provisions less payments	(383)	(369)	(540)	(458)	(1,014)
Restructuring and other provisions less payments	126	(43)	9	72	(258)
Elimination of (profits)/losses on disposals	(725)	(236)	(215)	(476)	13
Non-cash charge for share-based compensation	228	153	105	144	195
Other adjustments	(15)	13	8	49	58

Cash flow from operating activities	8,099	8,516	6,639	6,818	6,733

Income tax paid	(1,805)	(1,680)	(1,187)	(1,328)	(959)
Net capital expenditure	(2,027)	(2,143)	(1,974)	(1,701)	(1,258)
Net interest and preference dividends paid	(411)	(360)	(403)	(424)	(444)
Free cash flow	3,856	4,333	3,075	3,365	4,072

Net cash flow (used in)/from investing activities	(1,161)	(755)	(4,467)	(1,164)	(1,263)
Net cash flow (used in)/from financing activities	(5,390)	(6,622)	411	(4,609)	(4,301)

Unilever Annual Report on Form 20-F 2013	Form 20-F 3

ITEM 3. KEY INFORMATION CONTINUED

	€ million	€ million	€ million	€ million	€ million
Net debt to total financial liabilities	2013	2012	2011	2010	2009
Total financial liabilities	(11,501)	(10,221)	(13,718)	(9,534)	(9,971)

Financial liabilities due within one year	(4,010)	(2,656)	(5,840)	(2,276)	(2,279)
Financial liabilities due after one year	(7,491)	(7,565)	(7,878)	(7,258)	(7,692)

Cash and cash equivalents as per balance sheet	2,285	2,465	3,484	2,316	2,642

Cash and cash equivalents as per cash flow statement	2,044	2,217	2,978	1,966	2,397
Add bank overdrafts deducted therein	241	248	506	350	245

Financial assets	760	401	1,453	550	972
Net debt	(8,456)	(7,355)	(8,781)	(6,668)	(6,357)

RATIO OF EARNINGS TO FIXED CHARGES (TIMES)

For a calculation of our ratio of earnings to fixed charges see Item 19: Exhibits-Calculation of Ratio of Earnings to Fixed Charges.

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

	2013	2012	2011	2010	2009
Dividends declared for the year
NV dividends
Dividend per €0.16	€1.08	€0.97	€0.90	€0.83	€0.46
Dividend per €0.16 (US Registry)	US $1.44	US $1.25	US $1.25	US $1.13	US $0.67

PLC dividends
Dividend per 3 1/9p	£0.91	£0.79	£0.78	£0.71	£0.41
Dividend per 3 1/9p (US Registry)	US $1.44	US $1.25	US $1.25	US $1.13	US $0.67

Dividends paid during the year
NV dividends
Dividend per €0.16	€1.05	€0.95	€0.88	€0.82	€0.78
Dividend per €0.16 (US Registry)	US $1.40	US $1.23	US $1.24	US $1.11	US $1.09

PLC dividends
Dividend per 3 1/9p	£0.89	£0.77	£0.77	£0.71	£0.64
Dividend per 3 1/9p (US Registry)	US $1.40	US $1.23	US $1.24	US $1.11	US $1.00

4 Form 20-F	Unilever Annual Report on Form 20-F 2013

ITEM 3. KEY INFORMATION CONTINUED

EXCHANGE RATES

Unilever reports its financial results and balance sheet position in euros. Other currencies which may significantly impact our financial statements are sterling and US dollars. Average and year-end exchange rates for these two currencies for the last five years are given below.

	2013	2012	2011	2010	2009
Year end
€1 = US $	1.378	1.318	1.294	1.337	1.433
€1 = £	0.833	0.816	0.839	0.862	0.888
Average
€1 = US $	1.325	1.283	1.396	1.326	1.388
€1 = £	0.849	0.811	0.869	0.858	0.891

On 3 March 2014 the exchange rates between euros and US dollars and between euros and sterling as published in the Financial Times in London were as follows: €1 = US $1.377 and €1 = £0.824

Noon Buying Rates in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were as follows:

	2013	2012	2011	2010	2009
Year end
€1 = US $	1.378	1.319	1.297	1.327	1.433
Average
€1 = US $	1.328	1.286	1.393	1.326	1.394
High
€1 = US $	1.382	1.346	1.488	1.454	1.510
Low
€1 = US $	1.277	1.206	1.293	1.196	1.255

High and low exchange rate values for each of the last six months:

	September 2013	October 2013	November 2013	December 2013	January 2014	February 2014
High
€1 = US $	1.354	1.381	1.361	1.382	1.368	1.381
Low
€1 = US $	1.312	1.349	1.336	1.355	1.350	1.351

SHARE CAPITAL

The information set forth under the heading ‘Note 15A Share capital’ on page 116 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

B. CAPITALISATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our principal risks, as described on pages 34 to 39 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K are incorporated by reference. The information set forth under the heading ‘Note 16 Treasury risk management’ on pages 120 to 125 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

RISK FACTORS

Our business is subject to risks and uncertainties. The risks that we regard as the most relevant to our business are set out below. There may be other risks which are unknown to Unilever or which are currently believed to be immaterial. We have undertaken certain mitigating actions that we believe help us to manage the risks identified below. However, we may not be successful in deploying some or all of these mitigating actions. If the circumstances in these risk factors occur or are not successfully mitigated, our cashflow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described in this document, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation. This list is not intended to be exhaustive and there may be other risks and uncertainties that are not mentioned below that could impact our future performance or our ability to meet published targets. The risks and uncertainties discussed below should be read in conjunction with the Group’s consolidated financial statements and related notes and the portions of the Strategic Report and Governance section that are incorporated by reference from the Group’s Annual Report and Accounts 2013 (furnished separately on 7 March 2014 on Form 6-K) and other information included in or incorporated by reference in this Report on Form 20-F.

Unilever Annual Report on Form 20-F 2013	Form 20-F 5

ITEM 3. KEY INFORMATION CONTINUED

PRINCIPAL RISK	DESCRIPTION OF RISK
BRAND PREFERENCE
As a branded goods business, Unilever’s success depends on the value and relevance of our brands and products to consumers across the world and on our ability to innovate and remain competitive.

Consumer tastes, preferences and behaviours are constantly changing and Unilever’s ability to anticipate and respond to these changes and to continue to differentiate our brands and products is vital to our business.

We are dependent on creating innovative products that continue to meet the needs of our consumers. If we are unable to innovate effectively, Unilever’s sales or margins could be materially adversely affected.

PORTFOLIO MANAGEMENT
Unilever’s strategic investment choices will affect the long-term growth and profits of our business.

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

TALENT
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

SUPPLY CHAIN
Our business depends on purchasing materials, efficient manufacturing and the timely distribution of products to our customers.

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

SAFE AND HIGH QUALITY PRODUCTS
The quality and safety of our products are of paramount importance for our brands and our reputation.

The risk that raw materials are accidentally or maliciously contaminated throughout the supply chain or that other product defects occur due to human error, equipment failure or other factors cannot be excluded.

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

There is also a threat from unauthorised access and misuse of sensitive information. Unilever’s information systems could be subject to unauthorised access or the mistaken disclosure of information which disrupts Unilever’s business and/or leads to loss of assets.

6 Form 20-F	Unilever Annual Report on Form 20-F 2013

ITEM 3. KEY INFORMATION CONTINUED

PRINCIPAL RISK	DESCRIPTION OF RISK
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

EXTERNAL ECONOMIC AND POLITICAL RISKS AND NATURAL DISASTERS

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

In 2013, more than half of Unilever’s turnover came from emerging markets including Brazil, India, Indonesia, Turkey, South Africa, China, Mexico and Russia. These markets offer greater growth opportunities but also expose Unilever to economic, political and social volatility in these markets.

TREASURY AND PENSIONS
Unilever is exposed to a variety of external financial risks in relation to Treasury and Pensions.

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

In times of financial market volatility, we are also potentially exposed to counter-party risks with banks, suppliers and customers.

Certain businesses have defined benefit pension plans, most now closed to new employees, which are exposed to movements in interest rates, fluctuating values of underlying investments and increased life expectancy. Changes in any or all of these inputs could potentially increase the cost to Unilever of funding the schemes and therefore have an adverse impact on profitability and cash flow.

ETHICAL
Acting in an ethical manner, consistent with the expectations of customers, consumers and other stakeholders, is essential for the protection of the reputation of Unilever and its brands.

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

LEGAL AND REGULATORY
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

Changes to laws and regulations could have a material impact on the cost of doing business. Tax, in particular, is a complex area where laws and their interpretation are changing regularly, leading to the risk of unexpected tax exposure.

Unilever Annual Report on Form 20-F 2013	Form 20-F 7

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	‘About Unilever’ on page 42;
•	‘Financial Review 2013’ on pages 26 to 33;
•	‘Requirements and compliance’ on pages 47 to 50;
•	‘Note 10 Property, Plant and Equipment’ on pages 111 and 112;
•	‘Note 21 Acquisitions and disposals’ on pages 131 and 132;
•	‘Share Capital’ on pages 51 and 52;
•	‘Analysis of shareholding’ on pages 51 and 52; and
•	‘Shareholder information’ on pages 146 and 147 (other than ‘Website’).

Please refer also to ‘Financial Review 2012’ within Item 5A of this report and ‘The Unilever Group’ on page 1 of this report.

B. BUSINESS OVERVIEW

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	‘Note 2 Segment information’ on pages 96 and 97;
•	‘Reaching more consumers’ on page 18;
•	‘Financial Review 2013’ on pages 26 to 33; and
•	‘Legal and Regulatory’ on page 39.

Please refer also to ‘Financial Review 2012’ within Item 5A of this report.

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

RAW MATERIALS

Our products use a wide variety of raw and packaging materials which we source internationally, and which may be subject to price volatility. Although we have seen rather more stable conditions in key commodity markets in 2013 we remain watchful for further periods of volatility in 2014.

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

INFORMATION PRESENTED

Unless otherwise stated, share refers to value share. The market data and competitive set classifications are taken from independent industry sources in the markets in which Unilever operates.

IRAN-RELATED REQUIRED DISCLOSURE

Unilever operates in Iran through a non-US subsidiary. In 2013, sales in Iran were significantly less than one percent of Unilever’s worldwide turnover. This non-US subsidiary had €2,426 in gross revenues and €679 in net profits attributable to the sale of home, personal care and food products to local pharmacies controlled by the Government of Iran or affiliated entities in 2013. This non-US subsidiary stopped making these sales in October 2013 and does not intend to resume that business. In addition, we advertised our products on television networks that are owned by the Government of Iran or affiliated entities. Income, payroll and other taxes, duties and fees (including for utilities) were payable to the Government of Iran and affiliated entities in connection with our operations. Our non-US subsidiary maintains bank accounts in Iran to facilitate our business in the country and make any required payments to the Government of Iran and affiliated entities. Our activities in Iran comply in all material respects with applicable laws and regulations, including US and other international trade sanctions, and except as described above, we plan to continue these activities.

C. ORGANISATIONAL STRUCTURE

The information set forth under the heading ‘Note 26 Principal group companies and non-current investments’ on pages 134 and 135 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

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

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	‘Note 10 Property, plant and equipment’ on pages 111 and 112; and
•	‘Note 26 Principal group companies and non-current investments’ on pages 134 and 135.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

8 Form 20-F	Unilever Annual Report on Form 20-F 2013

ITEM 5. OPERATING AND FINANCIAL

REVIEW AND PROSPECTS

A. OPERATING RESULTS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	‘Our key performance indicators’ on page 3;
•	‘Outlook’ on page 34;
•	‘Financial review 2013’ on pages 26 to 33;
•	‘Currency risk’ on pages 122 to 123; and
•	‘Legal and Regulatory’ on page 39.

FINANCIAL REVIEW 2012

BASIS OF REPORTING

The information set forth under the heading ‘Basis of reporting and critical accounting policies’ on page 31 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

GROUP RESULTS AND EARNINGS PER SHARE

The following discussion summarises the results of the Group during the years 2012 and 2011. The figures quoted are in euros, at current rates of exchange, being the average rates applying in each period as applicable, unless otherwise stated. Information about exchange rates between the euro, pound sterling and US dollar is given on page 5 of this report.

In 2012 and 2011, no disposals qualified to be disclosed as discontinued operations for purposes of reporting.

	2012	2011	% change
	(Restated)	(Restated)
Turnover (€ million)	51,324	46,467	10.5%
Operating profit (€ million)	6,977	6,420	9%
Core operating profit (€ million)	7,050	6,276	12%
Profit before tax (€ million)	6,533	6,066	8%
Net profit (€ million)	4,836	4,491	8%
Diluted earnings per share (€)	1.50	1.42	6%
Core earnings per share (€)	1.53	1.37	12%

Turnover at €51.3 billion increased 10.5%, including a positive impact from foreign exchange of 2.2% and acquisitions net of disposals of 1.1%. Underlying sales growth increased to 6.9%, well balanced between volume growth of 3.4% and price contributions of 3.3%. As in the prior year, emerging markets grew strongly, with underlying sales up 11.4% and now representing 55% of total turnover.

Operating profit was €7.0 billion, compared with €6.4 billion in 2011, up 9%. The increase was driven by higher gross profit and improved cost discipline. Core operating profit was €7.1 billion, up 12% from €6.3 billion in 2011, reflecting the additional impact of lower one-off credits within non-core items.

The cost of financing net borrowings was €390 million, €58 million less than in 2011. The average level of net debt increased by €0.7 billion to €8.9 billion, reflecting the full-year impact of financing prior year acquisitions such as Alberto Culver. The average interest rate was 3.5% on debt and 2.9% on cash deposits. The pensions financing cost was a charge of €145 million, compared to €95 million in 2011.

The effective tax rate was 26.0% compared with 26.0% in 2011.

Net profit from joint ventures and associates, together with other income from non-current investments, contributed €91 million in 2012, compared to €189 million in the prior year. Assets related to businesses sold in previous years recorded positive adjustments to fair value in 2011, whilst similar but unrelated assets were impaired in 2012.

Fully diluted earnings per share were €1.50, up 6% from €1.42 in the prior year. Higher operating profit was the key driver with lower profits from business disposals and one-off items, partially offset by higher minority interests and pension costs and a lower contribution from non-current investments. Core earnings per share were €1.53, up 12% from €1.37 in 2011, reflecting the additional impact of lower one-off credits within non-core items.

EXPENSES WHICH MATERIALLY IMPACTED OPERATING PROFIT IN 2012

Absolute turnover grew by €4.9 billion which translated into a core operating profit increase of €774 million and an operating profit increase of €557 million due to cost increases in the following key areas.

Costs of raw and packaging materials and goods purchased for resale increased by €1.7 billion, driven primarily by increased business volume of €1.3 billion and input costs increase of €1.1 billion offset by other items including material cost savings of €0.7 billion during the year. Additionally, distribution costs increased by €184 million. Despite these increases, due to higher selling prices and benefit from customers buying products with higher margins, gross margin improved by 0.1% to 40.0% at constant exchange rates.

Staff costs increased by €0.9 billion due to salary inflation, particularly in emerging markets, higher pensions charge as a result of one-off credits taken in the prior year and higher bonuses.

Advertising and promotional expenses increased by €694 million as we continue to invest behind our brands.

The impact of input costs and investment in advertising and promotional expenses are discussed further in our segmental disclosures, which also provide additional details on the impact of brands, products and subcategories on driving top line growth.

Out of the increase of €774 million in core operating profit, the majority of it was contributed by Personal Care (€365 million) and Refreshments (€235 million).

IMPACT OF COMMODITY COSTS ON GROSS MARGIN

During 2012, the Unilever Group faced cost inflation of over €1.5 billion. The Unilever Group actively mitigates the impact of cost inflation through a combination of price increases and costs savings to protect its margin. Hence, despite cost increases, the Unilever Group was able to improve its gross margin by 0.1 percentage points during 2012. Specifically gross margin was protected in 3 out of the 4 categories. In our Foods category the impact of high vegetable oil prices was not fully recovered as described below. Petrochemicals materially affect our Home Care category, where we have protected our margins. There are no other commodities that have a material impact.

Part of our commodity risk, principally vegetable oils and petrochemicals, is hedged using a combination of physical contracts as well as derivatives (futures and options).

Unilever Annual Report on Form 20-F 2013	Form 20-F 9

ITEM 5. OPERATING AND FINANCIAL

REVIEW AND PROSPECTS CONTINUED

PERSONAL CARE

	€ million	€ million	%
	2012	2011	Change
	(Restated)	(Restated)
Turnover	18,097	15,471	17.0
Operating profit	2,925	2,533	15.5
Core operating profit	3,085	2,720	13.4
Core operating margin (%)	17.0	17.6	(0.6)

Underlying sales growth (%)	10.0	8.2
Underlying volume growth (%)	6.5	4.2
Effect of price changes (%)	3.3	3.8

KEY DEVELOPMENTS

•	Personal Care turned in yet another year of strong performance with turnover growth of 17%. Underlying sales growth of 10.0% was driven by both underlying volume growth of 6.5% and a positive price contribution of 3.3%. This was spurred by innovations like Dove Nutrium Moisture and the roll-out of our brands in new markets like TRESemmé in Brazil and complemented by a strong contribution of the recently acquired brands from the Kalina acquisition.
•	Core operating profit at €3.1 billion was higher by €365 million over the prior year. Out of the €365 million, turnover growth contributed €465 million which was offset by €100 million from a reduction in core operating margin by 0.6 percentage points primarily due to continued investments in building beauty capabilities and infrastructure, while gross margins remained stable.

REFRESHMENT

	€ million	€ million	%
	2012	2011	Change
	(Restated)	(Restated)
Turnover	9,726	8,804	10.5
Operating profit	908	720	26.1
Core operating profit	908	673	34.9
Core operating margin (%)	9.3	7.7	1.6

Underlying sales growth (%)	6.3	4.9
Underlying volume growth (%)	2.4	1.4
Effect of price changes (%)	3.9	3.4

KEY DEVELOPMENTS

•	Refreshment performance improved in growth momentum and profitability. Turnover grew by a strong 10.5% with underlying sales growth of 6.3% reflecting good contribution from underlying volume growth of 2.4% and underlying price growth of 3.9%. In ice cream, growth momentum was driven by powerful performance in Latin America, Asia, North America and Europe and benefited from innovation behind our global brands such as Magnum, which is now a brand with sales in excess of €1 billion. In tea, innovation improved growth momentum in particular in emerging markets, such as Russia, Arabia and India.
•	Core operating profit at €908 million improved by €235 million over the previous year. Out of the €235 million, turnover growth contributed €70 million while improvement in core operating margin by 1.6 percentage points contributed €165 million. Core operating margin improvement was driven primarily by higher gross margin arising from a strong savings programme and cost discipline.

FOODS

	€ million	€ million	%
	2012	2011	Change
	(Restated)	(Restated)
Turnover	14,444	13,986	3.3
Operating profit	2,601	2,688	(3.2)
Core operating profit	2,528	2,444	3.4
Core operating margin (%)	17.5	17.5	–

Underlying sales growth (%)	1.8	4.9
Underlying volume growth (%)	(0.9)	(1.2)
Effect of price changes (%)	2.7	6.2

KEY DEVELOPMENTS

•	Foods turnover grew by 3.3% during the year. Underlying sales growth in Foods was 1.8%. Underlying volume growth was (0.9)%, continuing to reflect the impact of a contracting spreads market and the price rises we took in 2011 to counter significant increases in input prices. Growth was supported by the roll-out of innovations such as Knorr jelly bouillon and Knorr baking bags, as well as solid results delivered by our Food Solutions business.
•	Core operating profit at €2.5 billion increased by €84 million over previous year. This increase was entirely due to increase in turnover. Core operating margin was in line with previous year as the impact of higher commodity costs on gross margins was offset by improved cost discipline and savings delivery.

HOME CARE

	€ million	€ million	%
	2012	2011	Change
	(Restated)	(Restated)
Turnover	9,057	8,206	10.4
Operating profit	543	479	13.4
Core operating profit	529	439	20.5
Core operating margin (%)	5.8	5.4	0.4

Underlying sales growth (%)	10.3	8.1
Underlying volume growth (%)	6.2	2.2
Effect of price changes (%)	3.9	5.8

KEY DEVELOPMENTS

•	Home Care delivered a strong performance with turnover growth of 10.4% driven by underlying sales growth of 10.3%, balanced between volume growth of 6.2% and price changes contributing 3.9%. We improved our market position in highly competitive markets such as the UK, France, China and South Africa on the back of continued innovation and continuing success of our brands like Omo and Comfort. Household care growth was equally supported by the roll-out of new and improved products, driving strong growth momentum for our global brands Domestos, Cif and Sunlight.
•	Core operating profit at €529 million improved by €90 million over previous year. Out of the €90 million, turnover growth contributed €45 million, while improvement in core operating margin by 0.4 percentage points contributed €45 million primarily due to better gross margins benefiting from successful new business models.

10 Form 20-F	Unilever Annual Report on Form 20-F 2013

ITEM 5. OPERATING AND FINANCIAL

REVIEW AND PROSPECTS CONTINUED

NON-GAAP MEASURES

The information set forth under the heading ‘Non-GAAP measures’ on pages 32 and 33 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

UNDERLYING SALES GROWTH (USG)

The reconciliation of USG to changes in the GAAP measure turnover is as follows:

TOTAL GROUP

	2012 vs 2011	2011 vs 2010
Underlying sales growth (%)	6.9	6.5
Effect of acquisitions (%)	1.8	2.7
Effect of disposals (%)	(0.7)	(1.5)
Effect of exchange rates (%)	2.2	(2.5)
Turnover growth (%)	10.5	5.0

PERSONAL CARE
	2012 vs 2011	2011 vs 2010
Underlying sales growth (%)	10.0	8.2
Effect of acquisitions (%)	4.4	7.3
Effect of disposals (%)	(0.5)	(0.2)
Effect of exchange rates (%)	2.3	(2.9)
Turnover growth (%)	17.0	12.4

FOODS
	2012 vs 2011	2011 vs 2010
Underlying sales growth (%)	1.8	4.9
Effect of acquisitions (%)	–	0.2
Effect of disposals (%)	(1.5)	(4.3)
Effect of exchange rates (%)	3.0	(1.9)
Turnover growth (%)	3.3	(1.3)

REFRESHMENT
	2012 vs 2011	2011 vs 2010
Underlying sales growth (%)	6.3	4.9
Effect of acquisitions (%)	0.8	0.3
Effect of disposals (%)	0.7	(0.3)
Effect of exchange rates (%)	2.4	(2.5)
Turnover growth (%)	10.5	2.3

HOME CARE
	2012 vs 2011	2011 vs 2010
Underlying sales growth (%)	10.3	8.1
Effect of acquisitions (%)	0.6	1.3
Effect of disposals (%)	(1.1)	0.1
Effect of exchange rates (%)	0.6	(3.1)
Turnover growth (%)	10.4	6.2

UNDERLYING VOLUME GROWTH (UVG)

Underlying Volume Growth or “UVG” is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (1) the increase in turnover attributable to the volume of products sold; and (2) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact to USG due to changes in prices. The relationship between the two measures is set out below:

	2012 vs 2011	2011 vs 2010
Underlying volume growth (%)	3.4	1.6
Effect of price changes (%)	3.3	4.8
Underlying sales growth (%)	6.9	6.5

FREE CASH FLOW (FCF)

Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditures and net interest payments and preference dividends paid. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. Free cash flow reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of FCF to net profit is as follows:

	€ million 2012 (Restated)	€ million 2011 (Restated)
Net profit	4,836	4,491
Taxation	1,697	1,575
Share of net profit of joint ventures/associates and other income from non-current investments	(91)	(189)
Net finance cost	535	543
Depreciation, amortisation and impairment	1,199	1,029
Changes in working capital	822	(177)
Pensions and similar obligations less payments	(369)	(540)
Provisions less payments	(43)	9
Elimination of (profits)/losses on disposals	(236)	(215)
Non-cash charge for share-based compensation	153	105
Other adjustments	13	8
Cash flow from operating activities	8,516	6,639

Income tax paid	(1,680)	(1,187)
Net capital expenditure	(2,143)	(1,974)
Net interest and preference dividends paid	(360)	(403)
Free cash flow	4,333	3,075

Net cash flow (used in)/from investing activities	(755)	(4,467)
Net cash flow (used in)/from financing activities	(6,622)	411

CORE OPERATING MARGIN AND CORE OPERATING PROFIT

Core operating profit and core operating margin mean operating profit and operating margin, respectively, before the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, on the grounds that the incidence of these items is uneven between reporting periods.

The reconciliation of core operating profit to operating profit is as follows:

	€ million 2012 (Restated)	€ million 2011 (Restated)
Operating profit	6,977	6,420
Acquisition and disposal related costs	190	234
(Gain)/loss on disposal of group companies	(117)	(221)
Impairments and other one-off items	–	(157)
Core operating profit	7,050	6,276
Turnover	51,324	46,467
Operating margin (%)	13.6	13.8
Core operating margin (%)	13.7	13.5

Unilever Annual Report on Form 20-F 2013	Form 20-F 11

ITEM 5. OPERATING AND FINANCIAL

REVIEW AND PROSPECTS CONTINUED

NET DEBT

The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

	€ million 2012	€ million 2011
Total financial liabilities	(10,221)	(13,718)

Financial liabilities due within one year	(2,656)	(5,840)
Financial liabilities due after one year	(7,565)	(7,878)

Cash and cash equivalents as per balance sheet	2,465	3,484

Cash and cash equivalents as per cash flow statement	2,217	2,978
Bank overdrafts deducted therein	248	506

Financial assets	401	1,453
Net debt	(7,355)	(8,781)

ACQUISITIONS AND DISPOSALS – 2011

On March 2011 the Group announced a binding agreement to sell the global Sanex business to Colgate-Palmolive for €672 million. The deal was completed on 20 June 2011.

On 10 May 2011 the Group completed the purchase of 100% of Alberto Culver at a consideration of €2,689 million in cash.

On 6 December 2011 the Group completed the acquisition of 82% of the outstanding shares of Concern Kalina, one of Russia’s leading local personal care companies.

B. LIQUIDITY AND CAPITAL RESOURCES

(I) INFORMATION REGARDING THE GROUP’S LIQUIDITY

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	‘Finance and liquidity’ and ‘Financial Instruments and Risk’ on pages 30 and 31;
•	‘Management of market risk’ on pages 122 to 124;
•	‘Management of liquidity risk’ on page 120 to 122;
•	‘Capital and funding’ on pages 115 to 116;
•	‘Going concern’ on page 85;
•	‘Cash flow’ on page 29;
•	‘Consolidated cash flow statement’ on page 93;
•	‘Financial liabilities’ on page 118 and 119;
•	‘Financial assets’ on page 126 and 127; and
•	‘Note 17 Investment and return’ on pages 125 to 126.

(II) INFORMATION REGARDING THE TYPE OF FINANCIAL INSTRUMENTS USED, THE MATURITY PROFILE OF DEBT, CURRENCY AND INTEREST RATE STRUCTURE

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	‘Note 15 Capital and funding’ on pages 115 and 116;
•	‘Financial liabilities’ on pages 118 and 119;
•	‘Financial assets’ on pages 126 and 127;
•	‘Note 16 Treasury risk management’ on pages 120 to 125;
•	‘Note 17 Investment and return’ on pages 126 and 127;
•	‘Note 18 Financial instruments fair value risk’ on pages 127 to 129;
•	‘Financial instruments and risk’ on page 31; and
•	‘Our risk appetite and approach to risk management’ on page 34.

(III) INFORMATION REGARDING THE GROUP’S MATERIAL COMMITMENTS FOR CAPITAL EXPENDITURE

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	‘Note 20 Commitments and contingent liabilities’ on pages 129 to 131; and
•	‘Note 10 Property, plant and equipment’ on pages 111 and 112.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

The information set forth under the heading ‘Fewer, Bigger Innovations’ on page 12 and ‘Innovating Together’ on page 21 and ‘Note 3 Gross profit and operating costs’ on page 98 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

D. TREND INFORMATION

Please refer also to Item 3D ‘Risk factors’ on pages 5 to 7 of this report.

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	‘Financial review 2013’ on pages 26 to 33; and
•	‘Outlook’ on page 34.

Please refer also to ‘Financial review 2012’ within Item 5A of this report on pages 9 to 12.

E. OFF-BALANCE SHEET ARRANGEMENTS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	‘Note 16 Treasury risk management’ on pages 120 to 125;
•	‘Note 18 Financial instruments fair value risk’ on pages 127 to 129; and
•	‘Note 20 Commitments and contingent liabilities’ on pages 129 to 131.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information set forth under the heading ‘Contractual obligations at 31 December 2013’ on page 31 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

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

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters.

12 Form 20-F	Unilever Annual Report on Form 20-F 2013

ITEM 5. OPERATING AND FINANCIAL

REVIEW AND PROSPECTS CONTINUED

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group’s Annual Report on Form 20-F for the year ended 31 December 2013 and the Annual Report and Accounts 2013. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

(I) NAME, EXPERIENCE AND FUNCTIONS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	‘Unilever Leadership Executive (ULE)’ on page 41;
•	‘Board of Directors’ on page 40; and
•	‘The Boards’ on pages 42 to 45.

(II) ACTIVITIES OUTSIDE THE ISSUING COMPANY

The information set forth under the headings ‘Board of Directors’ and ‘Unilever Leadership Executive (ULE)’ on pages 40 and 41 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

(III) AGE

The information set forth under the headings ‘Board of Directors’ and ‘Unilever Leadership Executive (ULE)’ on pages 40 and 41 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

(IV) FAMILY RELATIONSHIP

The information set forth under the heading ‘Independence and Conflicts’ (third paragraph) on page 45 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

(V) OTHER ARRANGEMENTS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	‘Independence and Conflicts’ (second and third paragraphs) on page 45.

B. COMPENSATION

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	‘Remuneration policy for new hires’ on page 69;
•	Remuneration policy description on pages 62 to 72;
•	‘Elements of remuneration’ on pages 79 and 80;
•	‘Single Figure of Remuneration and Implementation of the Remuneration Policy in 2013 for Executive Directors’ on pages 73 to 79;
•	‘Single Figure of Remuneration in 2013 for Non-Executive Directors (Audited)’ on page 81;
•	‘Note 4C Share-based compensation plans’ on pages 104 and 105;
•	‘Note 4A Staff and management costs – Key management compensation’ on page 99; and
•	‘Note 4B Pensions and similar obligations’ on pages 99 to 104.

C. BOARD PRACTICES

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	‘Board of Directors’ and ‘Unilever Leadership Executive (ULE)’ on pages 40 and 41;
•	‘Appointment of Directors’ on page 43;
•	‘Executive Directors’ on page 42;
•	‘Non-Executive Directors’ on page 42;
•	‘Board Committees’ on page 45;
•	‘Report of the Audit Committee’ on pages 53 to 55; and
•	‘Directors’ Remuneration Report’ on pages 60 to 83.

D. EMPLOYEES

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	’Note 4A Staff and management costs – Average number of employees during the year’ on page 99.

The average number of employees during 2013 included 8,744 seasonal and 25,764 plantation workers. We believe our relationship with our employees and any labour unions of which they may be part is satisfactory in all material respects.

E. SHARE OWNERSHIP

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	‘Single Figure of Remuneration and Implementation of the Remuneration Policy in 2013 for Executive Directors’ on pages 73 to 79;
•	‘Elements of Remuneration’ on pages 79 and 80;
•	‘Single Figure of Remuneration in 2013 for Non-Executive Directors (Audited)’ on page 81; and
•	‘Note 4C Share-based compensation plans’ on pages 104 and 105.

Unilever Annual Report on Form 20-F 2013	Form 20-F 13

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	‘Margarine Union (1930) Limited: Conversion Rights’ and ‘Foundation Unilever N.V. Trust office’ on pages 46 and 47; and
•	‘Analysis of shareholding’ on pages 51 and 52.

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

At 3 March 2014 there were 5,218 registered holders of NV New York Registry Shares and 1,010 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 12% of NV’s ordinary shares were held in the United States (approximately 13% in 2012), while most holders of PLC ordinary shares are registered in the United Kingdom – approximately 98% in 2013 and in 2012.

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

The information set forth under the heading ‘Equalisation Agreement’ on page 47 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

B. RELATED PARTY TRANSACTIONS

The information set forth under the heading ‘Note 23 Related party transactions’ on page 133 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in the Group’s Annual Report and Accounts (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2013 or the two preceding years.

C. INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please refer also to Item 18 ‘Financial Statements’ on page 22 to 28 of this report.

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	‘Financial statements’ on page 85 and pages 90 to 135;
•	‘Legal proceedings’ on page 131; and
•	‘Financial calendar’ on page 146.

Also see ‘Dividend record’ on page 4 of this report.

B. SIGNIFICANT CHANGES

The information set forth in ‘Note 25 Events after the balance sheet date’ on page 133 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

14 Form 20-F	Unilever Annual Report on Form 20-F 2013

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Please refer to information given on page 14 under Item 7A’ Major shareholders’.

SHARE PRICES AT 31 DECEMBER 2013

The share prices of the ordinary shares at the end of the year were as follows:

NV per €0.16 ordinary share in Amsterdam	€29.28
NV per €0.16 ordinary share in New York	US $40.23
PLC per 3 1/9p ordinary share in London	£24.82
PLC per 3 1/9p ordinary share in New York	US $41.20

MONTHLY HIGH AND LOW PRICES FOR THE MOST RECENT SIX MONTHS

		September 2013	October 2013	November 2013	December 2013	January 2014	February 2014
NV per €0.16 ordinary share in Amsterdam (in €)	High	30.09	29.24	29.39	29.28	29.94	28.92
	Low	28.25	27.50	28.64	27.72	27.71	27.16
NV per €0.16 ordinary share in New York (in US $)	High	40.49	40.28	39.65	40.25	40.55	39.57
	Low	37.28	37.27	38.38	38.26	37.34	36.72
PLC per 3 1/9p ordinary share in London (in £)	High	25.88	25.48	25.35	24.82	25.05	24.74
	Low	24.30	23.19	24.59	23.68	23.39	23.06
PLC per 3 1/9p ordinary share in New York (in US $)	High	41.47	41.06	40.77	41.20	41.71	41.34
	Low	38.06	37.67	39.65	39.09	38.61	37.85

QUARTERLY HIGH AND LOW PRICES FOR 2013 AND 2012

			1st Quarter 2013	2nd Quarter 2013	3rd Quarter 2013	4th Quarter 2013
NV per €0.16 ordinary share in Amsterdam (in €)		High	31.96	32.89	31.84	29.39
		Low	28.58	28.82	28.25	27.50
NV per €0.16 ordinary share in New York (in US $)		High	41.19	42.78	41.58	40.28
		Low	37.95	37.94	37.28	37.27
PLC per 3 1/9p ordinary share in London (in £)		High	27.84	28.85	28.20	25.48
		Low	23.78	25.16	24.30	23.19
PLC per 3 1/9p ordinary share in New York (in US $)		High	42.24	43.54	42.67	41.20
		Low	38.38	39.00	38.06	37.67

			1st Quarter 2012	2nd Quarter 2012	3rd Quarter 2012	4th Quarter 2012
NV per €0.16 ordinary share in Amsterdam (in €)		High	27.11	26.39	28.79	29.50
		Low	24.78	24.56	26.42	27.53
NV per €0.16 ordinary share in New York (in US $)		High	34.92	35.00	36.35	38.75
		Low	32.09	30.79	32.11	35.58
PLC per 3 1/9p ordinary share in London (in £)		High	21.89	21.44	23.34	24.29
		Low	19.94	20.05	21.27	22.62
PLC per 3 1/9p ordinary share in New York (in US $)		High	34.02	34.74	37.29	39.37
		Low	31.50	31.04	32.88	36.11
ANNUAL HIGH AND LOW PRICES
		2013	2012	2011	2010	2009
NV per €0.16 ordinary share in Amsterdam (in €)	High	32.89	29.50	26.58	24.11	22.88
	Low	27.50	24.56	21.00	20.68	13.59
NV per €0.16 ordinary share in New York (in US $)	High	42.78	38.75	35.06	33.10	32.80
	Low	37.27	30.79	29.07	26.02	17.04
PLC per 3 1/9p ordinary share in London (in £)	High	28.85	24.29	21.73	20.09	20.15
	Low	23.19	19.94	17.93	16.62	12.30
PLC per 3 1/9p ordinary share in New York (in US $)	High	43.54	39.37	34.30	32.41	32.19
	Low	37.67	31.04	28.65	25.74	17.04

Unilever Annual Report on Form 20-F 2013	Form 20-F 15

ITEM 9. THE OFFER AND LISTING CONTINUED

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

This information is set forth under the heading The Unilever Group’ on page 1 of this report.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. ARTICLES OF ASSOCIATION

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

•	‘Corporate governance’ on pages 42 to 52; and
•	‘Note 15A Share Capital’ on page 116; and
•	‘Minimum shareholding requirement’ on page 69.

Please also refer to ‘The Unilever Group’ on page 1 of this report.

C. MATERIAL CONTRACTS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	‘Note 21 Acquisition and disposals’ on pages 131 and 132; and
•	‘Our Foundation Agreements’ on page 47.

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

16 Form 20-F	Unilever Annual Report on Form 20-F 2013

ITEM 10. ADDITIONAL INFORMATION

CONTINUED

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

UNITED STATES TAXATION ON DIVIDENDS

If you are a United States person, the dividend (including the withheld amount) up to the amount of NV earnings and profits for United States Federal Income Tax purposes will be ordinary dividend income. Dividends received by an individual will be taxed at a maximum rate of 15% or 20%, depending on the income level of the individual, provided the individual has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that NV is a qualified foreign corporation and that certain other conditions are satisfied. NV is a qualified foreign corporation for this purpose. In addition, an additional tax of 3.8% will apply to dividends and other investment income received by individuals with incomes exceeding certain thresholds. The dividends are not eligible for the dividends received deduction allowed to corporations.

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

UNITED STATES TAXATION ON DIVIDENDS

If you are a US person, the dividend up to the amount of PLC’s earnings and profits for United States Federal Income Tax purposes will be ordinary dividend income. Dividends received by an individual will be taxed at a maximum rate of 15% or 20%, depending on the income level of the individual, provided the individual has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that PLC is a qualified foreign corporation and certain other conditions are satisfied. PLC is a qualified foreign corporation for this purpose. In addition, an additional tax of 3.8% will apply to dividends and other investment income received by individuals with incomes exceeding certain thresholds. The dividend is not eligible for the dividends received deduction allowable to corporations. The dividend is foreign source income for US foreign tax credit purposes.

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

Unilever Annual Report on Form 20-F 2013	Form 20-F 17

ITEM 10. ADDITIONAL INFORMATION

CONTINUED

UK TAXATION ON CAPITAL GAINS

Under United Kingdom law, when you sell shares you may be liable to pay capital gains tax. However, if you are either:

•	an individual who is neither resident nor ordinarily resident in the United Kingdom; or
•	a company which is not resident in the United Kingdom

you will generally not be liable to United Kingdom tax on any capitaI gains made on disposal of your shares.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

The information set forth under the headings ‘Contact details’ and ‘Publications’ on pages 146 and 147 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

UNILEVER ANNUAL REPORT ON FORM 20-F 2013

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

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	‘Outlook’ on page 34;
•	‘Note 4B Pensions and similar obligations’ on pages 99 to 104;
•	‘Note 13 Trade and other current receivables’ on pages 113 to 114;
•	‘Note 14 Trade payables and other liabilities’ on page 114;
•	‘Note 15 CapitaI and funding’ on pages 115 and 116;
•	‘Note 16 Treasury risk management’ on pages 120 to 125;
•	‘Note 17 Investment and return’ on pages 125 and 126; and
•	‘Note 18 Financial instruments fair value risk’ on pages 127 to 129.

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

18 Form 20-F	Unilever Annual Report on Form 20-F 2013

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES CONTINUED

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

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of Shares charged by the registrar and transfer agent for the Shares in the United Kingdom (i.e., upon deposit and withdrawal of Shares);
•	Expenses incurred for converting foreign currency into US dollars;
•	Expenses for cable, telex and fax transmissions and for delivery of securities;
•	Taxes and duties upon the transfer of securities (ie when shares are deposited or withdrawn from deposit);
•	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit; and
•	Fees incurred in connection with the distribution of dividends.

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

D.4 TRANSFER AGENT PAYMENTS – FISCAL YEAR 2013 FOR UNILEVER N.V.

In 2013, we received the following payments from Citibank, N.A., the Transfer Agent and Registrar for our New York Registered Share program:

US $
Reimbursement of listing fees (NYSE/NASDAQ)	251,964.00
Reimbursement of settlement infrastructure fees (including DTC feeds)	118,091.17
Reimbursement of proxy process expenses (printing, postage and distribution)	283,396.23
Tax reclaim services	33,474.47
Program-related expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002)	663,074.13

INDIRECT PAYMENTS

As part of its service to Unilever N.V., Citibank, N.A. has agreed to waive fees for the standard costs associated with the administration of the ADR Program, associated operating expenses and investor relations advice estimated to total US $150,000.00.

D.4 DEPOSITARY PAYMENTS – FISCAL YEAR 2013 FOR UNILEVER PLC

In 2013, we received the following payments from Citibank, N.A., the Depositary Bank for our American Depositary Receipt Program:

US $
Reimbursement of listing fees (NYSE/NASDAQ)	180,486.00
Reimbursement of settlement infrastructure fees (including DTC feeds)	74,279.46
Reimbursement of proxy process expenses (printing, postage and distribution)	286,519.78
Program-related expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002)	808,714.76

INDIRECT PAYMENTS

As part of its service to Unilever PLC, Citibank, N.A. has agreed to waive fees for the standard costs associated with the administration of the ADR Program, associated operating expenses and investor relations advice estimated to total US $150,000.00.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.DEFAULTS

There has been no material default in the payment of principal, interest, a sinking or purchase fund instalments or any other material default relating to indebtedness of the Group.

B. DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no arrears in payment of dividends on, and material delinquency with respect to, any class of preferred stock of any significant subsidiary of the Group.

Unilever Annual Report on Form 20-F 2013	Form 20-F 19

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the headings ‘Report of Independent Registered Public Accounting Firm’ in Item 18 on page 22 of this report, and ‘Our Risk Appetite and Approach to Risk Management’ on page 34, ‘Requirements – The United States’ on page 50 and ‘Risk management and internal control arrangements’ on page 54 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002, the following report is provided by management in respect of the Group’s internal control over financial reporting (as defined in rule 13a–15(f) or rule 15d–15(f) under the US Securities Exchange Act of 1934):

•	Unilever’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group;
•	Unilever’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (1992) to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework (1992) is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting;
•	Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2013, and has concluded that such internal control over financial reporting is effective; and
•	PricewaterhouseCoopers LLP and PricewaterhouseCoopers Accountants N.V., who have audited the consolidated financial statements of the Group for the year ended 31 December 2013, have also audited the effectiveness of internal control over financial reporting as at 31 December 2013 and have issued an attestation report on internal control over financial reporting. For the Auditors’ report please refer to Item 18 on page 22 of this report.

ITEM 16. RESERVED

A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading ‘Report of the Audit Committee’ on pages 53 to 55 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

B. CODE OF ETHICS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference:

•	‘Foundation and principles’ on pages 34 and 35; and
•	‘Requirements – The United States’ on page 50.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the heading ‘Report of the Audit Committee’ on pages 53 to 55 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

	€ million 2013	€ million 2012	€ million 2011
Audit fees(a)	16	18	18
Audit-related fees(b)	3	2	2
Tax fees	1	1	1
All other fees	1	–	1

(a)	Excludes €1 million fees paid in respect of services supplied for associated pension schemes. (2012: €1 million; 2011: €1 million).
(b)	Includes other audit services which comprise audit and similar work that regulations or agreements with third parties require the auditors to undertake.

D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

20 Form 20-F	Unilever Annual Report on Form 20-F 2013

ITEM 16. RESERVED CONTINUED

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

SHARE PURCHASES DURING 2013

€ million
	Total number of shares purchased	Average price paid per share (€)	Of which, numbers of shares purchased as part of publicly announced plans	Maximum value that may yet be purchased as part of publicly announced plans
January	–	–	–	–
February(a)	160,400	30.21	–	–
March(a)	203,677	30.70	–	–
April	–	–	–	–
May	–	–	–	–
June	–	–	–	–
July	–	–	–	–
August	–	–	–	–
September	–	–	–	–
October	–	–	–	–
November	–	–	–	–
December	–	–	–	–
Total	364,077	30.48	–	–

(a)	Shares were purchased to satisfy commitments to deliver shares under our share-based plans as described in note 4C ‘Share-Based Compensation Plans’ on pages 104 and 105 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K and incorporated by reference.

Between 26 February and 3 March 2014 Unilever N.V. purchased 527,958 shares with an average price of Euro 28.91 per share to facilitate grants in connection with its employee compensation programs.

F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In 2013 we conducted a tender process for the Unilever Group’s statutory audit contract. The change in auditors is being made in order to remain at the forefront of good governance and in recognition of regulatory changes in Europe and elsewhere. Accordingly the engagement of PricewaterhouseCoopers LLP and PricewaterhouseCoopers Accountants N.V. (together, ‘PricewaterhouseCoopers’), Unilever’s current auditor, will not be renewed in 2014. As a result of the audit tender process we announced on 2 December 2013 that following completion of the audit of the Unilever Group financial statements for the year ended 31 December 2013 and the audit of the effectiveness of internal control over financial reporting as of 31 December 2013, KPMG LLP and KPMG Accountants N.V. (together, ‘KPMG’) will become Unilever’s statutory auditor, subject to approval by shareholders at the 2014 Annual General Meeting of Unilever PLC and Unilever N.V. The approval for this was delegated by the Board to a Board Committee comprising the Chairman, the Chief Financial Officer, the Chairman of the Audit Committee and the Vice-Chairman/Senior Independent Director.

During the two years prior to 31 December 2013, (1) PricewaterhouseCoopers has not issued any reports on the financial statements of the Unilever Group or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of PricewaterhouseCoopers qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to PricewaterhouseCooper’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Further in the two years prior to 31 December 2013 we have not consulted with KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Unilever Group; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

G. CORPORATE GOVERNANCE

The information set forth under the heading ‘Corporate governance’ on pages 42 to 52 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

ITEM 17. FINANCIAL STATEMENTS

Unilever has responded to Item 18 in lieu of this item.

Unilever Annual Report on Form 20-F 2013	Form 20-F 21

ITEM 18. FINANCIAL STATEMENTS

The information set forth under the heading ‘Financial statements’ on page 85 and pages 90 to 135 of the Group’s Annual Report and Accounts 2013 furnished separately on 7 March 2014 under Form 6-K is incorporated by reference.

To the Directors and shareholders

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

In our opinion, the consolidated income statements and the related consolidated balance sheets, consolidated cash flow statements, consolidated statements of comprehensive income and consolidated statements of changes in equity set forth under the heading ‘Financial Statements’ on pages 90 to 135 (excluding Note 24 on page 133) of Unilever Group’s Annual Report and Accounts 2013 and the Guarantor financial information included in Item 18 of this Form 20-F present fairly, in all material respects, the financial position of the Unilever Group at 31 December 2013 and 31 December 2012 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992). The Group’s Directors and management are responsible for these consolidated financial statements.

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

/s/ PricewaterhouseCoopers LLP	Amsterdam, The Netherlands, 4 March 2014
London, United Kingdom	PricewaterhouseCoopers Accountants N.V.
As auditors of Unilever PLC	As auditors of Unilever N.V.

4 March 2014	Original has been signed by P J van Mierlo RA

22 Form 20-F	Unilever Annual Report on Form 20-F 2013

ITEM 18. FINANCIAL STATEMENTS CONTINUED

GUARANTOR STATEMENTS (AUDITED)

On 1 November 2011, NV and Unilever Capital Corporation (UCC) filed a US Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and Unilever United States, Inc. (UNUS). This superseded the previous NV and UCC US Shelf registration filed on 18 November 2008, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and UNUS. UCC and UNUS are each indirectly 100% owned by the Unilever parent entities (as defined below). Of the US Shelf registration, US $5.8 billion of Notes were outstanding at 31 December 2013 (2012: US $5.0 billion; 2011: US $4.0 billion) with coupons ranging from 0.45% to 5.9%. These Notes are repayable between 15 February 2014 and 15 November 2032.

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

	€ million	€ million	€ million	€ million	€ million	€ million
Income statement for the year ended 31 December 2013	Unilever Capital Corporation subsidiary issuer	Unilever parent entities (a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Turnover	–	–	–	49,797	–	49,797

Operating profit	–	296	4	7,217	–	7,517
Finance income	–	–	–	103	–	103
Finance costs	(150)	(111)	–	(239)	–	(500)
Pensions and similar obligations	–	(4)	(29)	(100)	–	(133)
Inter-company finance income/(costs)	150	32	(190)	8	–	–
Dividends	–	2,945	–	(2,945)	–	–
Share of net profit/(loss) of joint ventures and associates	–	–	–	113	–	113
Other income from non-current investments	–	–	–	14	–	14

Profit before taxation	–	3,158	(215)	4,171	–	7,114
Taxation	–	(13)	(419)	(1,419)	–	(1,851)

Net profit	–	3,145	(634)	2,752	–	5,263
Equity earnings of subsidiaries	–	2,118	1,395	–	(3,513)	–
Net profit	–	5,263	761	2,752	(3,513)	5,263

Attributable to:
Non-controlling interests	–	–	–	421	–	421
Shareholders’ equity	–	5,263	761	2,331	(3,513)	4,842

Total comprehensive income	(15)	3,234	(209)	2,057	–	5,067

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Unilever Annual Report on Form 20-F 2013	Form 20-F 23

ITEM 18. FINANCIAL STATEMENTS CONTINUED

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever Capital		Unilever United
Income statement	Corporation subsidiary issuer	Unilever parent entities (a)	States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
for the year ended 31 December 2012			(Restated)	(Restated)		(Restated)
Turnover	–	–	–	51,324	–	51,324

Operating profit	–	334	7	6,636	–	6,977
Finance income	–	–	–	136	–	136
Finance costs	(153)	(169)	–	(204)	–	(526)
Pensions and similar obligations	–	(5)	(32)	(108)	–	(145)
Inter-company finance income/(costs)	153	(6)	(110)	(37)	–	–
Dividends	–	2,851	676	(3,527)	–	–
Share of net profit/(loss) of joint ventures and associates	–	–	–	105	–	105
Other income from non-current investments	–	–	–	(14)	–	(14)

Profit before taxation	–	3,005	541	2,987	–	6,533
Taxation	–	(29)	(192)	(1,476)	–	(1,697)

Net profit	–	2,976	349	1,511	–	4,836
Equity earnings of subsidiaries	–	1,860	728	–	(2,588)	–
Net profit	–	4,836	1,077	1,511	(2,588)	4,836

Attributable to:
Non-controlling interests	–	–	–	468	–	468
Shareholders’ equity	–	4,836	1,077	1,043	(2,588)	4,368

Total comprehensive income	(9)	2,824	438	645	–	3,898

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever Capital		Unilever United
Income statement	Corporation subsidiary issuer	Unilever parent entities (a)	States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
for the year ended 31 December 2011			(Restated)	(Restated)		(Restated)
Turnover	–	–	–	46,467	–	46,467

Operating profit	–	155	(12)	6,277	–	6,420
Finance income	–	–	–	92	–	92
Finance costs	(127)	(203)	–	(210)	–	(540)
Pensions and similar obligations	–	(5)	(26)	(64)	–	(95)
Inter-company finance income/(costs)	128	61	(11)	(178)	–	–
Dividends	–	2,631	–	(2,631)	–	–
Share of net profit/(loss) of joint ventures and associates	–	–	–	113	–	113
Other income from non-current investments	–	–	–	76	–	76

Profit before taxation	1	2,639	(49)	3,475	–	6,066
Taxation	–	50	(233)	(1,392)	–	(1,575)

Net profit	1	2,689	(282)	2,083	–	4,491
Equity earnings of subsidiaries	–	1,802	898	–	(2,700)	–
Net profit	1	4,491	616	2,083	(2,700)	4,491

Attributable to:
Non-controlling interests	–	–	–	371	–	371
Shareholders’ equity	1	4,491	616	1,712	(2,700)	4,120

Total comprehensive income	9	2,542	(290)	262	–	2,523

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

24 Form 20-F	Unilever Annual Report on Form 20-F 2013

ITEM 18. FINANCIAL STATEMENTS CONTINUED

	€ million	€ million	€ million	€ million	€ million	€ million
Balance sheet at 31 December 2013	Unilever Capital Corporation subsidiary issuer	Unilever parent entities (a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group

Assets
Non-current assets
Goodwill and intangible assets	–	1,726	–	19,178	–	20,904
Property, plant and equipment	–	–	–	9,344	–	9,344
Pension asset for funded schemes in surplus	–	1	–	990	–	991
Deferred tax assets	–	163	38	883	–	1,084
Financial assets	–	–	–	505	–	505
Other non-current assets	–	–	1	562	–	563
Amounts due from group companies	7,896	–	–	30	(7,926)	–
Net assets of subsidiaries (equity accounted)	–	41,740	17,841	(20,528)	(39,053)	–
	7,896	43,630	17,880	10,964	(46,979)	33,391
Current assets
Inventories	–	–	–	3,937	–	3,937
Amounts due from group companies	–	5,112	2,103	(7,215)	–	–
Trade and other current receivables	–	91	13	4,727	–	4,831
Current tax assets	–	18	–	199	–	217
Cash and cash equivalents	–	3	–	2,282	–	2,285
Other financial assets	–	–	–	760	–	760
Non-current assets held for sale	–	–	–	92	–	92
	–	5,224	2,116	4,782	–	12,122
Total assets	7,896	48,854	19,996	15,746	(46,979)	45,513

Liabilities
Current liabilities
Financial liabilities	885	2,132	3	990	–	4,010
Amounts due to group companies	3,101	29,747	–	(32,848)	–	–
Trade payables and other current liabilities	45	170	31	11,489	–	11,735
Current tax liabilities	–	(17)	155	1,116	–	1,254
Provisions	–	11	–	368	–	379
Liabilities associated with assets held for sale	–	–	–	4	–	4
	4,031	32,043	189	(18,881)	–	17,382
Non-current liabilities
Financial liabilities	3,600	2,326	–	1,565	–	7,491
Amounts due to group companies	–	–	7,937	(11)	(7,926)	–
Pensions and post-retirement healthcare liabilities
Funded schemes in deficit	–	–	12	1,393	–	1,405
Unfunded schemes	–	102	480	981	–	1,563
Provisions	–	5	2	885	–	892
Deferred tax liabilities	–	18	–	1,506	–	1,524
Other non-current liabilities	–	16	–	425	–	441
	3,600	2,467	8,431	6,744	(7,926)	13,316
Total liabilities	7,631	34,510	8,620	(12,137)	(7,926)	30,698

Equity
Shareholders’ equity
Called up share capital	–	484	–	–	–	484
Share premium account	–	138	942	(942)	–	138
Other reserves	(10)	(6,746)	(381)	(2,680)	3,071	(6,746)
Retained profit	275	20,468	10,815	31,034	(42,124)	20,468
	265	14,344	11,376	27,412	(39,053)	14,344
Non-controlling interests	–	–	–	471	–	471
Total equity	265	14,344	11,376	27,883	(39,053)	14,815
Total liabilities and equity	7,896	48,854	19,996	15,746	(46,979)	45,513

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Unilever Annual Report on Form 20-F 2013	Form 20-F 25

ITEM 18. FINANCIAL STATEMENTS CONTINUED

	€ million	€ million		€ million	€ million	€ million	€ million
	Unilever Capital			Unilever United
	Corporation subsidiary issuer	Unilever parent entities	(a)	States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Balance sheet at 31 December 2012				(Restated)	(Restated)		(Restated)

Assets
Non-current assets
Goodwill and intangible assets	–	1,330		–	20,388	–	21,718
Property, plant and equipment	–	–		–	9,445	–	9,445
Pension asset for funded schemes in surplus	–	–		–	758	–	758
Deferred tax assets	–	103		251	696	–	1,050
Financial assets	–	–		1	534	–	535
Other non-current assets	–	–		7	529	–	536
Amounts due from group companies	6,642	–		–	(26)	(6,616)	–
Net assets of subsidiaries (equity accounted)	–	40,627		15,710	(17,981)	(38,356)	–
	6,642	42,060		15,969	14,343	(44,972)	34,042
Current assets
Inventories	–	–		–	4,436	–	4,436
Amounts due from group companies	–	5,050		2,087	(7,137)	–	–
Trade and other current receivables	–	80		12	4,344	–	4,436
Current tax assets	–	287		98	(168)	–	217
Cash and cash equivalents	–	3		–	2,462	–	2,465
Other financial assets	–	–		–	401	–	401
Non-current assets held for sale	–	–		–	192	–	192
	–	5,420		2,197	4,530	–	12,147
Total assets	6,642	47,480		18,166	18,873	(44,972)	46,189

Liabilities
Current liabilities
Financial liabilities	691	1,250		3	712	–	2,656
Amounts due to group companies	1,859	28,132		–	(29,991)	–	–
Trade payables and other current liabilities	46	181		33	11,408	–	11,668
Current tax liabilities	–	304		–	825	–	1,129
Provisions	–	34		–	327	–	361
Liabilities associated with assets held for sale	–	–		–	1	–	1
	2,596	29,901		36	(16,718)	–	15,815
Non-current liabilities
Financial liabilities	3,766	2,058		–	1,741	–	7,565
Amounts due to group companies	–	–		6,701	(85)	(6,616)	–
Pensions and post-retirement healthcare liabilities
Funded schemes in deficit	–	2		174	1,884	–	2,060
Unfunded schemes	–	110		580	1,350	–	2,040
Provisions	–	12		1	833	–	846
Deferred tax liabilities	–	–		–	1,414	–	1,414
Other non-current liabilities	–	5		81	414	–	500
	3,766	2,187		7,537	7,551	(6,616)	14,425
Total liabilities	6,362	32,088		7,573	(9,167)	(6,616)	30,240

Equity
Shareholders’ equity
Called up share capital	–	484		–	–	–	484
Share premium account	–	140		942	(942)	–	140
Other reserves	5	(6,196)		(612)	(1,695)	2,302	(6,196)
Retained profit	275	20,964		10,263	30,120	(40,658)	20,964
	280	15,392		10,593	27,483	(38,356)	15,392
Non-controlling interests	–	–		–	557	–	557
Total equity	280	15,392		10,593	28,040	(38,356)	15,949
Total liabilities and equity	6,642	47,480		18,166	18,873	(44,972)	46,189

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

26 Form 20-F	Unilever Annual Report on Form 20-F 2013

ITEM 18. FINANCIAL STATEMENTS CONTINUED

	€ million	€ million	€ million	€ million	€ million	€ million
Cash flow statement for the year ended 31 December 2013	Unilever Capital Corporation subsidiary issuer	Unilever parent entities (a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Cash flow from operating activities	1	512	56	7,530	–	8,099
Income tax	–	(110)	(223)	(1,472)	–	(1,805)
Net cash flow from operating activities	1	402	(167)	6,058	–	6,294
Interest received	–	–	–	100	–	100
Net capital expenditure	–	(464)	–	(1,563)	–	(2,027)
Acquisitions and disposals	–	21	–	932	–	911
Other investing activities	(1,465)	(1,042)	(107)	1,004	1,465	(145)
Net cash flow from/(used in) investing activities	(1,465)	(1,527)	(107)	473	1,465	(1,161)
Dividends paid on ordinary share capital	–	(41)	(1,092)	(1,860)	–	(2,993)
Interest and preference dividends paid	(152)	(128)	–	(231)	–	(511)
Acquisition of non-controlling interest	–	(2,515)	–	(386)	–	(2,901)
Change in financial liabilities	275	1,192	–	(203)	–	1,264
Other movement in treasury stocks	–	163	(32)	(107)	–	24
Other finance activities	1,337	2,402	1,398	(3,945)	(1,465)	(273)
Net cash flow from/(used in) financing activities	1,460	1,073	274	(6,732)	(1,465)	(5,390)

Net increase/(decrease) in cash and cash equivalents	(4)	(52)	–	(201)	–	(257)

Cash and cash equivalents at the beginning of the year	–	3	(3)	2,217	–	2,217
Effect of foreign exchange rate changes	4	52	–	28	–	84
Cash and cash equivalents at the end of the year	–	3	(3)	2,044	–	2,044

	€ million	€ million	€ million	€ million	€ million	€ million
Cash flow statement for the year ended 31 December 2012	Unilever Capital Corporation subsidiary issuer	Unilever parent entities (a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Cash flow from operating activities	–	478	3	8,035	–	8,516
Income tax	–	(89)	(135)	(1,456)	–	(1,680)
Net cash flow from operating activities	–	389	(132)	6,579	–	6,836
Interest received	–	–	–	146	–	146
Net capital expenditure	–	(1,176)	–	(967)	–	(2,143)
Acquisitions and disposals	–	–	–	113	–	113
Other investing activities	(1,181)	5,838	(98)	(4,575)	1,145	1,129
Net cash flow from/(used in) investing activities	(1,181)	4,662	(98)	(5,283)	1,145	(755)
Dividends paid on ordinary share capital	–	(1,368)	(917)	(414)	–	(2,699)
Interest and preference dividends paid	(147)	(177)	–	(182)	–	(506)
Change in borrowing and finance leases	(93)	(1,866)	–	(1,050)	–	(3,009)
Other movement in treasury stocks	–	187	(64)	(75)	–	48
Other finance activities	1,421	(1,814)	1,210	(128)	(1,145)	(456)
Net cash flow from/(used in) financing activities	1,181	(5,038)	229	(1,849)	(1,145)	(6,622)

Net increase/(decrease) in cash and cash equivalents	–	13	(1)	(553)	–	(541)

Cash and cash equivalents at the beginning of the year	–	1	(3)	2,980	–	2,978
Effect of foreign exchange rate changes	–	(11)	1	(210)	–	(220)
Cash and cash equivalents at the end of the year	–	3	(3)	2,217	–	2,217

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Unilever Annual Report on Form 20-F 2013	Form 20-F 27

ITEM 18. FINANCIAL STATEMENTS CONTINUED

	€ million	€ million	€ million	€ million	€ million	€ million
Cash flow statement for the year ended 31 December 2011	Unilever Capital Corporation subsidiary issuer	Unilever parent entities (a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Cash flow from operating activities	(1)	61	(56)	6,635	–	6,639
Income tax	–	(71)	(84)	(1,032)	–	(1,187)
Net cash flow from operating activities	(1)	(10)	(140)	5,603	–	5,452
Interest received	128	56	108	(77)	(122)	93
Net capital expenditure	–	(27)	–	(1,947)	–	(1,974)
Acquisitions and disposals	–	(37)	–	(1,683)	–	(1,720)
Other investing activities	(2,362)	(1,134)	(927)	726	2,831	(866)
Net cash flow from/(used in) investing activities	(2,234)	(1,142)	(819)	(2,981)	2,709	(4,467)
Dividends paid on ordinary share capital	–	137	–	(2,622)	–	(2,485)
Interest and preference dividends paid	(112)	(217)	(119)	(170)	122	(496)
Change in borrowing and finance leases	2,345	648	281	764	(281)	3,757
Other movement in treasury stocks	–	151	(37)	(84)	–	30
Other finance activities	–	475	836	844	(2,550)	(395)
Net cash flow from/(used in) financing activities	2,233	1,194	961	(1,268)	(2,709)	411

Net increase/(decrease) in cash and cash equivalents	(2)	42	2	1,354	–	1,396

Cash and cash equivalents at the beginning of the year	–	–	(3)	1,969	–	1,966
Effect of foreign exchange rate changes	2	(41)	(2)	(343)	–	(384)
Cash and cash equivalents at the end of the year	–	1	(3)	2,980	–	2,978

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

ITEM 19. EXHIBITS

Please refer to the exhibit list located immediately following the signature page for this Form 20-F as filed with the SEC.

28 Form 20-F	Unilever Annual Report on Form 20-F 2013

Designed and produced by Addison Group at www.addison-group.net.

Printed at Pureprint Group, ISO 14001. FSC® certified and CarbonNeutral®.

This document forms part of the Unilever Annual Report and Accounts 2013 suite of documents and is printed on Amadeus 100% Recycled Silk and Offset. These papers have been exclusively supplied by Denmaur Independent Papers which has offset the carbon produced by the production and delivery of them to the printer.

These papers are 100% recycled and manufactured using de-inked post-consumer waste. All of the pulp is bleached using an elemental chlorine free process (ECF). Printed in the UK by Pureprint using its alcofree® and pureprint® environmental printing technology. Vegetable inks were used throughout. Pureprint is a CarbonNeutral® company. Both the manufacturing mill and the printer are registered to the Environmental Management System ISO 14001 and are Forest Stewardship Council® (FSC) chain-of-custody certified.

If you have finished with this document and no longer wish to retain it, please pass it on to other interested readers or dispose of it in your recycled paper waste. Thank you.

FOR FURTHER INFORMATION ON OUR SOCIAL, ECONOMIC AND ENVIRONMENTAL PERFORMANCE, PLEASE VISIT OUR WEBSITE: WWW.UNILEVER.COM

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever N.V.
(Registrant)

/s/ T. E. Lovell
T. E. LOVELL, Group Secretary

Date: 7 March, 2014

UNILEVER NV — 20-F EXHIBIT LIST

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unilever NV 1

2.1	Indenture dated as of August 1, 2000, among Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever United States, Inc. and The Bank of New York, as Trustee, relating to Guaranteed Debt Securities 2

2.2	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities 3

4.1	Equalisation Agreement between Unilever N.V. and Unilever PLC 4

4.2	Service Contracts of the Executive Directors of Unilever NV 5

4.3	Letters regarding compensation of Executive Directors of Unilever NV

4.4	Unilever North America 2002 Omnibus Equity Compensation Plan 6

4.5	The Unilever NV International 1997 Executive Share Option Scheme 7

4.6	The Unilever Long Term Incentive Plan 8

4.7	Global Share Incentive Plan 2007 9

4.8	The Management Co-Investment Plan 10

7.1	Calculation of Ratio of Earnings to Fixed Charges

8.1	List of Subsidiaries 11

12.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Annual Report and Accounts sections incorporated by reference

15.2	Consent of PricewaterhouseCoopers Accountants N.V. and PricewaterhouseCoopers LLP

15.3	Letter dated 7 March, 2014 of PricewaterhouseCoopers LLP and PricewaterhouseCoopers Accountants N.V.

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

1	Incorporated by reference to Exhibit 1.1 of Form 20-F filed with the SEC on March 8, 2013.

2	Incorporated by reference to Exhibit 2.2 of Form 20-F filed with the SEC on March 28,2002

3	Incorporated by reference to Exhibit 99.1 of Form S-8 filed with the SEC on February 27, 2003.

4	Incorporated by reference to Exhibit 4.1 of Form 20-F filed with the SEC on March 5, 2010.

5	Incorporated by reference to Exhibit 4.2 of Form 20-F filed with the SEC on March 4, 2011.

6	Incorporated by reference to Exhibit 99.1 of Form S-8 filed with the SEC on February 27, 2003.

7	Incorporated by reference to Exhibit 4.5 of Form 20-F filed with the SEC on March 28, 2002.

8	Incorporated by reference to Exhibit 4.6 of Form 20-F filed with the SEC on March 28, 2002.

9	Incorporated by reference to Exhibit 4.7 of Form 20-F filed with the SEC on March 26, 2008.

10	Incorporated by reference to Exhibit 4.8 of Form 20-F filed with the SEC on March 4, 2011.

11	The required information is set forth on pages 134 and 135 of the 2013 Annual Report and Accounts.