Form 20-F
period 2015-12-31
UNILEVER N V
filed 2016-02-23
CIK 110390

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

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

Yes  ☐         No  ☒

CAUTIONARY STATEMENT

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group”). They are not historical facts, nor are they guarantees of future performance.

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

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group’s Annual Report on Form 20-F for the year ended 31 December 2015 and the Annual Report and Accounts 2015.

Unilever

MAKING SUSTAINABLE LIVING COMMONPLACE

ANNUAL REPORT ON FORM 20-F 2015

UNILEVER N.V. AND UNILEVER PLC

References in this Report on Form 20-F are to certain references in the Annual Report and Accounts 2015 of the Group (as defined below) that include pages incorporated therein, including any page references incorporated in the incorporated material, unless specifically noted otherwise.

The Group’s Annual Report and Accounts 2015 was furnished separately on 23 February 2016 under Form 6-K. Pages 1 to 44 of the Group’s Annual Report and Accounts 2015 were furnished as Exhibit 1 and pages 45 to 160 of the Group’s Annual Report and Accounts 2015 were furnished as Exhibit 2 to this report on Form 6-K, respectively.

The following pages and sections of the Group’s Annual Report and Accounts 2015 and specified information referenced therein, regardless of their inclusion in any cross-reference below, are hereby specifically excluded and are not incorporated by reference into this report on Form 20-F:

•	pages 4 to 9;
•	‘Seven-year historical Total Shareholder Return (TSR) Performance’ on page 81;
•	pages 85 to 89;
•	pages 148 to 159; and
•	information on our website or any other website or social media site, including our Facebook, Twitter and LinkedIn pages.

This report on Form 20-F and the Group’s Annual Report and Accounts 2015 contain certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable with similarly titled amounts reported by other companies. In addition, there are limitations on the usefulness of our reported non-GAAP financial measures.

We report on the following non-GAAP measures:

•	underlying sales growth;
•	underlying volume growth;
•	core operating profit and core operating margin (operating profit and operating margin before the impact of business disposals, acquisitions and disposal related costs, impairments and other one-off items);
•	core earnings per share (core EPS);
•	free cash flow; and
•	net debt.

The information set forth under the heading ‘Non-GAAP measures’ on pages 38 and 39 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference. Within these pages further information about the above measures can be found.

THE UNILEVER GROUP

Unilever N.V. (NV) is a public limited company registered in the Netherlands, which has ordinary shares, depositary receipts for such shares, 7% cumulative preference shares, listed depositary receipts for such shares and 6% cumulative preference shares listed on Euronext Amsterdam and New York Registry Shares on the New York Stock Exchange. NV was incorporated under the name Naamlooze Vennootschap Margarine Unie in the Netherlands in 1927. Unilever PLC (PLC) is a public limited company registered in England and Wales, which has shares listed on the London Stock Exchange and, as American Depositary Receipts, on the New York Stock Exchange. PLC was incorporated under the name Lever Brothers Limited in England and Wales in 1894.

The two parent companies, NV and PLC, together with their group companies have, since the Unilever Group was formed in 1930, operated as nearly as practicable as a single economic entity (the Unilever Group, also referred to as ‘Unilever’ or the ‘Group’). NV and PLC and their group companies constitute a single reporting entity for the purposes of presenting consolidated accounts. Accordingly, the accounts of the Unilever Group are presented by both NV and PLC as their respective consolidated accounts.

This document contains references to our website. Information on our website or any other website referenced in this document is not incorporated into this document and should not be considered part of this document. We have included any website as an inactive textual reference only.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Unilever Annual Report on Form 20-F 2015	Form 20-F 1

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The schedules below provide the Group’s selected financial data for the five most recent financial years.

	€ million	€ million	€ million	€ million	€ million
Consolidated income statement	2015	2014	2013	2012	2011
Turnover	53,272	48,436	49,797	51,324	46,467

Operating profit	7,515	7,980	7,517	6,977	6,420

Net finance costs	(493)	(477)	(530)	(535)	(543)
Share of net profit/(loss) of joint ventures and associates and other income/(loss) from non-current investments	198	143	127	91	189

Profit before taxation	7,220	7,646	7,114	6,533	6,066
Taxation	(1,961)	(2,131)	(1,851)	(1,697)	(1,575)

Net profit	5,259	5,515	5,263	4,836	4,491
Attributable to:
Non-controlling interests	350	344	421	468	371
Shareholders’ equity	4,909	5,171	4,842	4,368	4,120

Combined earnings per share(a)	€ 2015	€ 2014	€ 2013	€ 2012	€ 2011
Basic earnings per share	1.73	1.82	1.71	1.54	1.46
Diluted earnings per share	1.72	1.79	1.66	1.50	1.42

(a)	For the basis of the calculations of combined earnings per share see Note 7 ‘Combined earnings per share’ on page 108 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K and incorporated here by reference.

Consolidated balance sheet	€ million 2015	€ million 2014	€ million 2013	€ million 2012	€ million 2011
Non-current assets	39,612	35,680	33,391	34,042	33,245
Current assets	12,686	12,347	12,122	12,147	14,291

Total assets	52,298	48,027	45,513	46,189	47,536

Current liabilities	20,019	19,642	17,382	15,815	17,929
Non-current liabilities	16,197	14,122	13,316	14,425	14,489

Total liabilities	36,216	33,764	30,698	30,240	32,418

Shareholders’ equity	15,439	13,651	14,344	15,392	14,491
Non-controlling interests	643	612	471	557	628

Total equity	16,082	14,263	14,815	15,949	15,119

Total liabilities and equity	52,298	48,027	45,513	46,189	47,537

Consolidated cash flow statement	€ million 2015	€ million 2014	€ million 2013	€ million 2012	€ million 2011
Net cash flow from operating activities	7,330	5,543	6,294	6,836	5,452
Net cash flow from/(used in) investing activities	(3,539)	(341)	(1,161)	(755)	(4,467)
Net cash flow from/(used in) financing activities	(3,032)	(5,190)	(5,390)	(6,622)	411

Net increase/(decrease) in cash and cash equivalents	759	12	(257)	(541)	1,396
Cash and cash equivalents at the beginning of the year	1,910	2,044	2,217	2,978	1,966
Effect of foreign exchange rates	(541)	(146)	84	(220)	(384)

Cash and cash equivalents at the end of the year	2,128	1,910	2,044	2,217	2,978

Key performance indicators	2015	2014	2013	2012	2011
Underlying sales growth (%)(b)	4.1	2.9	4.3	6.9	6.5
Underlying volume growth (%)(b)	2.1	1.0	2.5	3.4	1.6
Core operating margin (%)(b)	14.8	14.5	14.1	13.7	13.5
Free cash flow (€ million)(b)	4,796	3,100	3,856	4,333	3,075

2 Form 20-F	Unilever Annual Report on Form 20-F 2015

ITEM 3. KEY INFORMATION CONTINUED

Ratios and other metrics	2015	2014	2013	2012	2011
Operating margin (%)	14.1	16.5	15.1	13.6	13.8
Net profit margin (%)(c)	9.9	10.7	9.7	8.5	8.9
Net debt (€ million)(b)	11,505	9,900	8,456	7,355	8,781
Ratio of earnings to fixed charges (times)(d)	11.4	12.3	11.7	10.2	9.8

(b)	Non–GAAP measures are defined and described on pages 38 and 39 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K and incorporated here by reference. Reconciliations of non-GAAP measures to relevant GAAP measures are detailed below and should be read in conjunction with pages 38 and 39 of the Group’s Annual Report and Accounts 2015.
(c)	Net profit margin is expressed as net profit attributable to shareholders’ equity as a percentage of turnover.
(d)	In the ratio of earnings to fixed charges, earnings consist of net profit from continuing operations excluding net profit or loss of joint ventures and associates increased by fixed charges, income taxes and dividends received from joint ventures and associates. Fixed charges consist of interest payable on debt and a portion of lease costs determined to be representative of interest. This ratio takes no account of interest receivable although Unilever’s treasury operations involve both borrowing and depositing funds.

Underlying sales growth (%)	2015 vs 2014	2014 vs 2013	2013 vs 2012	2012 vs 2011	2011 vs 2010
Underlying sales growth (%)	4.1	2.9	4.3	6.9	6.5
Effect of acquisitions (%)	0.7	0.4	–	1.8	2.7
Effect of disposals (%)	(0.8)	(1.3)	(1.1)	(0.7)	(1.5)
Effect of exchange rates (%)	5.9	(4.6)	(5.9)	2.2	(2.5)
Turnover growth (%)	10.0	(2.7)	(3.0)	10.5	5.0

Underlying volume growth (%)	2015 vs 2014	2014 vs 2013	2013 vs 2012	2012 vs 2011	2011 vs 2010
Underlying volume growth (%)	2.1	1.0	2.5	3.4	1.6
Effect of price changes (%)	1.9	1.9	1.8	3.3	4.8
Underlying sales growth (%)	4.1	2.9	4.3	6.9	6.5

Core operating margin and core operating profit	€ million 2015	€ million 2014	€ million 2013	€ million 2012	€ million 2011
Operating profit	7,515	7,980	7,517	6,977	6,420
Acquisition and disposal related cost	105	97	112	190	234
(Gain)/loss on disposal of group companies	9	(1,392)	(733)	(117)	(221)
Impairments and other one-off items	236	335	120	–	(157)

Core operating profit	7,865	7,020	7,016	7,050	6,276

Turnover	53,272	48,436	49,797	51,324	46,467
Operating margin (%)	14.1	16.5	15.1	13.6	13.8
Core operating margin (%)	14.8	14.5	14.1	13.7	13.5

Free cash flow (FCF) to net profit	€ million 2015	€ million 2014	€ million 2013	€ million 2012	€ million 2011
Net profit	5,259	5,515	5,263	4,836	4,491
Taxation	1,961	2,131	1,851	1,697	1,575
Share of net profit of joint ventures/associates and other income from non-current investments	(198)	(143)	(127)	(91)	(189)
Net finance costs	493	477	530	535	543
Depreciation, amortisation and impairment	1,370	1,432	1,151	1,199	1,029
Changes in working capital	720	8	200	822	(177)
Pensions and similar obligations less payments	(385)	(364)	(383)	(369)	(540)
Provisions less payments	(94)	32	126	(43)	9
Elimination of (profits)/losses on disposals	26	(1,460)	(725)	(236)	(215)
Non-cash charge for share-based compensation	150	188	228	153	105
Other adjustments	49	38	(15)	13	8

Cash flow from operating activities	9,351	7,854	8,099	8,516	6,639

Income tax paid	(2,021)	(2,311)	(1,805)	(1,680)	(1,187)
Net capital expenditure	(2,074)	(2,045)	(2,027)	(2,143)	(1,974)
Net interest and preference dividends paid	(460)	(398)	(411)	(360)	(403)

Free cash flow	4,796	3,100	3,856	4,333	3,075

Net cash flow (used in)/from investing activities	(3,539)	(341)	(1,161)	(755)	(4,467)
Net cash flow (used in)/from financing activities	(3,032)	(5,190)	(5,390)	(6,622)	411

Unilever Annual Report on Form 20-F 2015	Form 20-F 3

ITEM 3. KEY INFORMATION CONTINUED

Net debt to total financial liabilities	€ million 2015	€ million 2014	€ million 2013	€ million 2012	€ million 2011
Total financial liabilities	(14,643)	(12,722)	(11,501)	(10,221)	(13,718)

Financial liabilities due within one year	(4,789)	(5,536)	(4,010)	(2,656)	(5,840)
Financial liabilities due after one year	(9,854)	(7,186)	(7,491)	(7,565)	(7,878)

Cash and cash equivalents as per balance sheet	2,302	2,151	2,285	2,465	3,484

Cash and cash equivalents as per cash flow statement	2,128	1,910	2,044	2,217	2,978
Add bank overdrafts deducted therein	174	241	241	248	506

Other current financial assets	836	671	760	401	1,453

Net debt	(11,505)	(9,900)	(8,456)	(7,355)	(8,781)

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

	2015	2014	2013	2012	2011
Dividends declared for the year
NV dividends
Dividend per €0.16	€1.21	€1.14	€1.08	€0.97	€0.90
Dividend per €0.16 (US Registry)	US $1.32	US $1.47	US $1.44	US $1.25	US $1.25

PLC dividends
Dividend per 3 1/9p	£0.88	£0.90	£0.91	£0.79	£0.78
Dividend per 3 1/9p (US Registry)	US $1.32	US $1.47	US $1.44	US $1.25	US $1.25

Dividends paid during the year
NV dividends
Dividend per €0.16	€1.19	€1.12	€1.05	€0.95	€0.88
Dividend per €0.16 (US Registry)	US $1.32	US $1.51	US $1.40	US $1.23	US $1.24

PLC dividends
Dividend per 3 1/9p	£0.87	£0.91	£0.89	£0.77	£0.77
Dividend per 3 1/9p (US Registry)	US $1.32	US $1.51	US $1.40	US $1.23	US $1.24

EXCHANGE RATES

Unilever reports its financial results and balance sheet position in euros. Other currencies which may significantly impact our financial statements are sterling and US dollars. Average and year-end exchange rates for these two currencies for the last five years are given below.

	2015	2014	2013	2012	2011
Year end
€1 = US $	1.092	1.215	1.378	1.318	1.294
€1 = £	0.736	0.781	0.833	0.816	0.839
Average
€1 = US $	1.111	1.334	1.325	1.283	1.396
€1 = £	0.725	0.807	0.849	0.811	0.869

4 Form 20-F	Unilever Annual Report on Form 20-F 2015

ITEM 3. KEY INFORMATION CONTINUED

On 15 February 2016 (the latest practicable date for inclusion in this report), the exchange rates between euros and US dollars and between euros and sterling as published in the Financial Times in London were as follows: €1 = US $1.124 and €1 = £0.778.

Noon Buying Rates in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were as follows:

	2015	2014	2013	2012	2011
Year end
€1 = US $	1.086	1.210	1.378	1.319	1.297
Average
€1 = US $	1.110	1.330	1.328	1.286	1.393
High
€1 = US $	1.202	1.393	1.382	1.346	1.488
Low
€1 = US $	1.052	1.210	1.277	1.206	1.293

On 12 February 2016 (the latest available data for inclusion in this report), the Noon buying rate was €1 = US $1.124.

High and low exchange rate values for each of the last six months:

	August 2015	September 2015	October 2015	November 2015	December 2015	January 2016	February 2016(e)
High
€1 = US $	1.158	1.136	1.144	1.103	1.103	1.096	1.136
Low
€1 = US $	1.087	1.110	1.096	1.056	1.057	1.074	1.089

(e)	Through 12 February 2016 (the latest available data for inclusion in this report).

SHARE CAPITAL

The information set forth under the heading ‘Note 15A Share capital’ on page 116 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference.

B. CAPITALISATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our principal risks, as described on pages 40 and 41 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K, excluding the cross-reference to pages 53 to 57, are incorporated by reference.

Our business is subject to risks and uncertainties. The risks that we regard as the most relevant to our business are set out on pages 40 to 41 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K. These are the risks that we see as material to Unilever’s business and performance at this time. There may be other risks that could emerge in the future. We have undertaken certain mitigating actions that we believe help us to manage the risks identified. However, we may not be successful in deploying some or all of these mitigating actions. If the circumstances in these risk factors occur or are not successfully mitigated, our cash flow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described in this document, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation. The list is not intended to be exhaustive and there may be other risks and uncertainties that are not mentioned that could impact our future performance or our ability to meet published targets. The risks and uncertainties should be read in conjunction with the Group’s consolidated financial statements and related notes and the portions of the Strategic Report and Corporate Governance section that are incorporated by reference from the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 on Form 6-K and other information included in or incorporated by reference in this report on Form 20-F.

Unilever Annual Report on Form 20-F 2015	Form 20-F 5

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The information set forth under the following headings of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference:

•	‘About Unilever’ on page 45;
•	‘Developments in 2015’ on page 33;
•	‘Financial review 2015’ on pages 35 to 39;
•	‘Corporate governance compliance’ on pages 50 to 52;
•	‘Note 10 Property, plant and equipment’ on pages 111 and 112;
•	‘Consolidated cash flow statement’ on page 93;
•	‘Note 21 Acquisitions and disposals’ on pages 131 and 133;
•	‘Our shares’ on pages 47 and 48; and
•	‘Shareholder information’ on page 44 (other than ‘Website’).

In 2015 and 2014, the Group did not receive any public takeover offers by third parties in respect of NV or PLC shares or make any public takeover offers in respect of other companies’ shares.

Please refer also to ‘Financial review 2014’ within Item 5A of this report and ‘The Unilever Group’ on page 1 of this report.

B. BUSINESS OVERVIEW

The information set forth under the following headings of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference:

•	‘About us’ on pages 2 and 3;
•	‘Note 2 Segment information’ on pages 96 and 97;
•	‘Our markets’ on pages 10 and 11;
•	‘Our strategic focus’ on pages 12 and 13;
•	‘A business model that creates value’ on pages 14 and 15;
•	‘Delivering value for our stakeholders’ on pages 19 to 34 (excluding the ‘saving water in Brazil’ case study on page 16);
•	‘Financial review 2015’ on pages 35 to 39; and
•	‘Legal and regulatory’ on page 57.

Please refer also to ‘Financial review 2014’ within Item 5A of this report.

Please also refer to ‘The Unilever Group’ on page 1 of this report.

RAW MATERIALS

Our products use a wide variety of raw and packaging materials which we source internationally, and which may be subject to price volatility. In 2015 we have seen relatively stable conditions in most key commodity markets, although crude oil and its derivatives have seen falls during the year. Looking ahead to 2016 we remain watchful for potential periods of renewed volatility, both in key commodities and in the foreign exchange markets.

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

COMPETITION

As a fast-moving consumer goods (FMCG) company, we are competing with a diverse set of competitors. Some of these operate on an international scale like ourselves, while others have a more regional or local focus. Our business model centres on building brands which consumers know, trust, like and buy in conscious preference to competitors’. Our brands command loyalty and affinity and deliver superior performance.

INFORMATION PRESENTED

Unless otherwise stated, share refers to value share. The market data and competitive set classifications are taken from independent industry sources in the markets in which Unilever operates.

IRAN-RELATED REQUIRED DISCLOSURE

Unilever operates in Iran through a non-US subsidiary. In 2015, sales in Iran were significantly less than one percent of Unilever’s worldwide turnover. This non-US subsidiary had two euros (€2) in gross revenues and less than one euro (€1) in net profits attributable to the sale of food products to the Laleh Hotel, which is owned by the Government of Iran, in 2015. In addition, we advertised our products on television networks that are owned by the Government of Iran or affiliated entities. Income, payroll and other taxes, duties and fees (including for utilities) were payable to the Government of Iran and affiliated entities in connection with our operations. Our non-US subsidiary maintains bank accounts in Iran with various banks to facilitate our business in the country and make any required payments to the Government of Iran and affiliated entities. One of the financial institutions used by our non-US subsidiary is Bank Melli, an entity identified on the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Assets Control in the U.S. Department of the Treasury (the ‘SDN list’). The account maintained by our non-US subsidiary with Bank Melli was opened to comply with a requirement that any value added tax collected from customers within Iran is paid to the Iranian tax authorities through an account maintained within Bank Melli. On August 18 2015, our non-US subsidiary acquired an office building from Tidewater Middle East Co. PLC, an entity identified on the SDN list. The consideration for this real estate transaction was €10,575,793. Our activities in Iran comply in all material respects with applicable laws and regulations, including US and other international trade sanctions, and we plan to continue these activities.

C. ORGANISATIONAL STRUCTURE

The information set forth under the heading ‘Note 27 Group companies’ on pages 136 to 147 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference.

Please also refer to ‘The Unilever Group’ on page 1 of this report.

D. PROPERTY, PLANT AND EQUIPMENT

We have interests in properties in most of the countries where there are Unilever operations. However, none are material in the context of the Group as a whole. The properties are used predominantly to house production and distribution activities and as offices. There is a mixture of leased and owned property throughout the Group. We are not aware of any environmental issues affecting the properties which would have a material impact upon the Group, and there are no material encumbrances on our properties. Any difference between the market value of properties held by the Group and the amount at which they are included in the balance sheet is not significant. We believe our existing facilities are satisfactory for our current business and we currently have no plans to construct new facilities or expand or improve our current facilities in a manner that is material to the Group.

The information set forth under the heading ‘Note 10 Property, plant and equipment’ on pages 111 and 112 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

6 Form 20-F	Unilever Annual Report on Form 20-F 2015

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference:

•	‘Financial performance’ on page 16;
•	‘Our markets’ on pages 10 and 11;
•	‘Our shareholders’ on pages 32 to 34;
•	‘Financial review 2015’ on pages 35 to 39;
•	‘Currency risk’ on pages 122 and 123; and
•	‘Legal and regulatory’ on page 57.

Please refer also to ‘Outlook’ within Item 5D of this report.

FINANCIAL REVIEW 2014

BASIS OF REPORTING

The information set forth under the heading ‘Consolidated income statement’ on page 35 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference.

GROUP RESULTS AND EARNINGS PER SHARE

The following discussion summarises the results of the Group during the years 2014 and 2013. The figures quoted are in euros, at current rates of exchange, being the average rates applying in each period as applicable, unless otherwise stated. Information about exchange rates between the euro, pound sterling and US dollar is given on page 4 of this report.

In 2014 and 2013, no disposals qualified to be disclosed as discontinued operations for purposes of reporting.

	2014	2013	% change
Turnover (€ million)	48,436	49,797	(2.7)
Operating profit (€ million)	7,980	7,517	6
Core operating profit (€ million)	7,020	7,016	–
Profit before tax (€ million)	7,646	7,114	7
Net profit (€ million)	5,515	5,263	5
Diluted earnings per share (€)	1.79	1.66	8
Core earnings per share (€)	1.61	1.58	2

Turnover at €48.4 billion decreased 2.7% in 2014, including a negative impact from both foreign exchange, of 4.6%, and acquisitions net of disposals of 0.9%. Underlying sales growth was 2.9% (2013: 4.3%), balanced between volume growth of 1.0% (2013: 2.5%) and pricing of 1.9% (2013: 1.8%). Emerging markets, consistent at 57% of total turnover, were down 2.2% at reported exchange rates, with underlying sales growth of 5.7% versus 8.7% in 2013. Developed markets underlying sales declined by 0.8%. Globally, our markets grew by around 2.5% with flat volumes.

Core operating margin was up 0.4 percentage points to 14.5%. Gross margin declined by 0.2 percentage points to 41.4%. This was driven by increased costs in emerging markets, largely currency related, partly offset by pricing, savings and margin-accretive innovation. Commodity costs increased around 4%, at constant exchange rates, as devaluing currencies had imported inflation into local raw material production partially offset by cost savings.

Significant efficiencies in the cost of producing advertising allowed Unilever to increase its share of spend in 2014 while maintaining brand and marketing investment at 14.8%. Overheads were reduced by 0.6 percentage points largely due to saving initiatives such as Project Half for Growth and some favourable one-off items such as property sales in India.

Operating profit was €8.0 billion in 2014, compared with €7.5 billion in 2013, up 6%. The increase was driven by non-core items which were a net credit of €960 million (2013: €501 million). Included within non-core items was the gain on disposal of the Ragu and Bertolli pasta sauces business and the Bifi and Peperami brands. Unilever sold the Slim.Fast business and recognised an impairment charge of €305 million on the related assets within non-core items.

The cost of financing net borrowings in 2014 was €383 million versus €397 million in 2013. The average interest rate on borrowings was 3.5% and the average return on cash deposits was 3.8%. Pensions financing was a charge of €94 million versus a charge of €133 million in 2013.

The effective tax rate was 28.2%, higher than the 26.4% in 2013 due to the impact of business disposals. Unilever’s longer term expectation remains around 26%.

Net profit from joint ventures and associates, together with other income from non-current investments, contributed €143 million compared to €127 million in 2013. Diluted earnings per share for the full year was up 8% at €1.79. Core earnings per share were €1.61, up 2% from €1.58 in 2013 after a 9% currency headwind.

ADDITIONAL COMMENTS ON 2014 EXPENSES AND OPERATING PROFIT

Core operating profit improvement in Personal Care (increased by €119 million) was offset by the decline in Foods (down by €72 million) and Refreshments (down by €45 million). Home Care was broadly flat.

Cost of raw and packaging material and goods purchased for resale (material costs) decreased by €0.3 billion, driven primarily by the exchange rate deprecation of €1.0 billion; at constant exchange rates it was up by €0.7 billion. At constant exchange rates, the gross total input costs (before savings and including material costs, distribution and supply chain indirects) increase of €1.2 billion was more than offset by price increase of €1.0 billion, and material costs savings of €1.0 billion during the year. However, adverse currency impact on material costs of €0.7 billion led to a gross margin decline of 0.2 percentage points to 41.4%.

Staff costs were down by €0.1 billion on account of lower pension and share-based payments costs. We maintained our brand and marketing investment at 14.8% (increased by €0.1 billion at constant exchange rates) as we continued to invest in our brands.

The impact of input cost and investment in our brands is discussed further in our segmental disclosures, which also provide additional details of the impact of brands, products and subcategories on driving top-line growth.

Unilever Annual Report on Form 20-F 2015	Form 20-F 7

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS CONTINUED

PERSONAL CARE
	2014	2013	% Change
Turnover (€ million)	17,739	18,056	(1.8)
Operating profit (€ million)	3,259	3,078	5.9
Core operating profit (€ million)	3,325	3,206	3.7
Core operating margin (%)	18.7	17.8	0.9
Underlying sales growth (%)	3.5	7.3
Underlying volume growth (%)	1.2	5.5
Effect of price changes (%)	2.3	1.7

KEY DEVELOPMENTS

•	Personal Care delivered another year of underlying growth, although exchange rate movements (5.0%) led to turnover decreasing on 2013. Underlying sales growth, at 3.5%, remained above Unilever’s markets which slowed to around 3% for 2014. Volume growth was lower than 2013 due to the slowdown of global markets and high competitive intensity. Growth benefited from a strong set of new product launches such as the Dove Advanced Hair Series and compressed deodorants in Europe.
•	Core operating profit improved by €119 million over 2013 despite a €300 million reduction from exchange rate movements. Underlying sales growth contributed €189 million while improved margin added €230 million. Margin improvement was driven by Unilever’s savings programmes, an improved mix from margin accretive innovation and savings in the cost of producing advertising, which is highest in Personal Care.

HOME CARE
	2014	2013	% Change
Turnover (€ million)	9,164	8,946	2.4
Operating profit (€ million)	576	524	9.9
Core operating profit (€ million)	579	577	0.3
Core operating margin (%)	6.3	6.4	(0.1)
Underlying sales growth (%)	5.8	8.0
Underlying volume growth (%)	2.4	5.7
Effect of price changes (%)	3.4	2.1

KEY DEVELOPMENTS

•	Home Care turnover showed strong underlying growth in 2014, supported by the impact of the Qinyuan acquisition in March 2014 of 1.8%, but this was partially offset by exchange rate movements (4.8%). This was the result of a strong portfolio of brands across price points, the depth of Unilever’s distribution and sustained investment in product performance. Unilever successfully extended the Omo brand into Saudi Arabia and the Gulf, and launched a range of Omo stain removers and pre-treaters in Brazil.
•	Core operating profit at €579 million was broadly unchanged on 2013 after an adverse €84 million from exchange rates was offset by underlying sales growth adding €100 million with acquisitions adding €5 million. Decreasing margin reduced profit by €19 million as gross margins were impacted by cost increases from weaker currencies in emerging markets which were not fully offset by pricing and savings. There was a strong improvement in the second half of the year, which was boosted by gains from property sales in India.

FOODS
	2014	2013	% Change
Turnover (€ million)	12,361	13,426	(7.9)
Operating profit (€ million)	3,607	3,064	17.7
Core operating profit (€ million)	2,305	2,377	(3.0)
Core operating margin (%)	18.6	17.7	0.9
Underlying sales growth (%)	(0.6)	0.3
Underlying volume growth (%)	(1.1)	(0.6)
Effect of price changes (%)	0.6	0.9

KEY DEVELOPMENTS

•	Foods turnover declined in 2014 primarily due to exchange rate movements (3.9%) and business disposals (3.6%) including the Ragu and Bertolli pasta sauces business. Savoury and dressings both grew but spreads declined due to lower consumer demand for margarine in Europe and North America. Unilever gained market share in margarine but this was insufficient to offset the decline of the category which also saw price deflation in a benign commodity cost environment.
•	Core operating profit was €72 million lower than 2013 after a €95 million adverse impact from exchange rates, a reduction of €105 million from disposals and a €23 million reduction from declining underlying sales. Improved margin added €152 million driven by savings in supply chain costs and Unilever’s overheads reduction programme, particularly in Europe where Unilever has a large Foods business.

REFRESHMENT
	2014	2013	% Change
Turnover (€ million)	9,172	9,369	(2.1)
Operating profit (€ million)	538	851	(36.8)
Core operating profit (€ million)	811	856	(5.3)
Core operating margin (%)	8.8	9.1	(0.3)
Underlying sales growth (%)	3.8	1.1
Underlying volume growth (%)	2.0	(1.8)
Effect of price changes (%)	1.8	2.9

KEY DEVELOPMENTS

•	Refreshment turnover declined in 2014 due to exchange rate movements (4.6%) and business disposals (1.6%), primarily Slim.Fast, offset by acquisitions of 0.4%, primarily Talenti Gelato & Sorbetto. Underlying sales growth was driven by good volume growth in ice cream due to a strong innovation programme. The more premium brands such as Ben & Jerry’s and Magnum grew particularly well. Cornetto also had a strong 2014 with multi-media advertising building the core brand and new smaller products launched at lower price points. Tea grew, with a better performance in the US offsetting weaker sales in Russia and Poland.
•	Core operating profit was €45 million lower than 2013 due to underlying sales growth, which added €80 million, offset by a €73 million adverse impact of exchange rates and a €41 million reduction due to disposals. Margins declined, reducing profit by €11 million, as higher dairy and chocolate prices were not fully recovered by pricing and savings.

8 Form 20-F	Unilever Annual Report on Form 20-F 2015

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS CONTINUED

NON-GAAP MEASURES

The information set forth under the heading ‘Non-GAAP measures’ on pages 38 and 39 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference.

UNDERLYING SALES GROWTH (USG)

The reconciliation of USG to changes in the GAAP measure turnover is as follows:

TOTAL GROUP
	2014 vs 2013	2013 vs 2012
Underlying sales growth (%)	2.9	4.3
Effect of acquisitions (%)	0.4	–
Effect of disposals (%)	(1.3)	(1.1)
Effect of exchange rates (%)	(4.6)	(5.9)
Turnover growth (%)(a)	(2.7)	(3.0)

PERSONAL CARE
	2014 vs 2013	2013 vs 2012
Underlying sales growth (%)	3.5	7.3
Effect of acquisitions (%)	–	–
Effect of disposals (%)	(0.1)	(0.2)
Effect of exchange rates (%)	(5.0)	(6.8)
Turnover growth (%)(a)	(1.8)	(0.2)

FOODS
	2014 vs 2013	2013 vs 2012
Underlying sales growth (%)	(0.6)	0.3
Effect of acquisitions (%)	–	–
Effect of disposals (%)	(3.6)	(3.7)
Effect of exchange rates (%)	(3.9)	(3.8)
Turnover growth (%)(a)	(7.9)	(7.0)

HOME CARE
	2014 vs 2013	2013 vs 2012
Underlying sales growth (%)	5.8	8.0
Effect of acquisitions (%)	1.8	0.1
Effect of disposals (%)	–	–
Effect of exchange rates (%)	(4.8)	(8.6)
Turnover growth (%)(a)	2.4	(1.2)

REFRESHMENT
	2014 vs 2013	2013 vs 2012
Underlying sales growth (%)	3.8	1.1
Effect of acquisitions (%)	0.4	0.1
Effect of disposals (%)	(1.6)	–
Effect of exchange rates (%)	(4.6)	(4.7)
Turnover growth (%)(a)	(2.1)	(3.7)

(a)	Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

UNDERLYING VOLUME GROWTH (UVG)

The relationship between UVG and USG is set out below:

	2014 vs 2013	2013 vs 2012
Underlying volume growth (%)	1.0	2.5
Effect of price changes (%)	1.9	1.8
Underlying sales growth (%)	2.9	4.3

FREE CASH FLOW (FCF)

The reconciliation of FCF to net profit is as follows:

	€ million 2014	€ million 2013
Net profit	5,515	5,263
Taxation	2,131	1,851
Share of net profit of joint ventures/associates and other income from non-current investments	(143)	(127)
Net finance cost	477	530
Depreciation, amortisation and impairment	1,432	1,151
Changes in working capital	8	200
Pensions and similar obligations less payments	(364)	(383)
Provisions less payments	32	126
Elimination of (profits)/losses on disposals	(1,460)	(725)
Non-cash charge for share-based compensation	188	228
Other adjustments	38	(15)
Cash flow from operating activities	7,854	8,099

Income tax paid	(2,311)	(1,805)
Net capital expenditure	(2,045)	(2,027)
Net interest and preference dividends paid	(398)	(411)
Free cash flow	3,100	3,856

Net cash flow (used in)/from investing activities	(341)	(1,161)
Net cash flow (used in)/from financing activities	(5,190)	(5,390)

CORE OPERATING PROFIT AND CORE OPERATING MARGIN The reconciliation of core operating profit to operating profit is as follows:
	€ million 2014	€ million 2013
Operating profit	7,980	7,517
Acquisition and disposal related costs	97	112
(Gain)/loss on disposal of group companies	(1,392)	(733)
Impairments and other one-off items	335	120
Core operating profit	7,020	7,016
Turnover	48,436	49,797
Operating margin	16.5%	15.1%
Core operating margin	14.5%	14.1%

NET DEBT

The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

	€ million 2014	€ million 2013
Total financial liabilities	(12,722)	(11,501)

Current financial liabilities	(5,536)	(4,010)
Non-current financial liabilities	(7,186)	(7,491)
Cash and cash equivalents as per balance sheet	2,151	2,285

Cash and cash equivalents as per cash flow statement	1,910	2,044
Bank overdrafts deducted therein	241	241
Current financial assets	671	760
Net debt	(9,900)	(8,456)

ACQUISITIONS AND DISPOSALS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference:

•	‘Note 21 Acquisitions and disposals’ on pages 131 to 133; and
•	‘Consolidated cash flow statement’ on page 93.

On 3 January 2013 the Group announced that it had signed a definitive agreement to sell its global Skippy business to Hormel Foods for a total cash consideration of approximately US $700 million. The transaction completed on 31 January 2013, excluding

Unilever Annual Report on Form 20-F 2015	Form 20-F 9

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS CONTINUED

the portion operated out of China, which completed on 26 November 2013.

On 8 April 2013 Unilever Czech Republic signed an agreement to acquire the SAVO and other consumer brands from Bochemie. This completed on 1 July 2013.

On 26 July 2013 Unilever signed an agreement to sell its Unipro bakery & industrial oils business in Turkey to AAK for an undisclosed sum. This completed on 2 September 2013.

On 6 September 2013 Unilever announced that it has entered into a definitive agreement to acquire T2, a premium Australian tea business, for an undisclosed amount. This completed on 3 October 2013.

On 1 October 2013 the Group completed the sale of its Wish-Bone and Western dressings brands to Pinnacle Foods Inc. for a total cash consideration of approximately US $580 million.

On 19 November 2013 Unilever signed an agreement for the sale of its Soft & Beautiful, TCB and Pro-Line Comb-Thru brands to Strength of Nature for an undisclosed amount. The sale excludes TCB’s business in Africa.

The Group’s capital expenditure is mainly on purchase of property, plant and equipment as well as acquisition of group companies.

B. LIQUIDITY AND CAPITAL RESOURCES

(I) INFORMATION REGARDING THE GROUP’S LIQUIDITY

The information set forth under the following headings of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference:

•	‘Cash flow’ on page 37;
•	‘Balance sheet’ on page 37;
•	‘Finance and liquidity’ on page 38;
•	‘Contractual obligations at 31 December 2015’ on page 37;
•	‘Note 16B Management of market risk’ on pages 122 to 124;
•	‘Note 16A Management of liquidity risk’ on page 120 to 122;
•	‘Note 15 Capital and funding’ on pages 115 and 116;
•	‘Going concern’ on page 84;
•	‘Consolidated cash flow statement’ on page 93;
•	‘Note 15C Financial liabilities’ on page 119;
•	‘Note 17A Financial assets’ on pages 126 and 127; and
•	‘Note 17 Investment and return’ on pages 125 and 126.

Please refer also to ‘Contractual obligations at 31 December 2015’ on page 11 of this report.

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

The information set forth under the heading ‘Note 16 Treasury risk management’ on pages 120 to 125 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference.

(II) INFORMATION REGARDING THE TYPE OF FINANCIAL INSTRUMENTS USED, THE MATURITY PROFILE OF DEBT, CURRENCY AND INTEREST RATE STRUCTURE

The information set forth under the following headings of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference:

•	‘Note 15 Capital and funding’ on pages 115 and 116;
•	‘Note 15C Financial liabilities’ on page 119;
•	‘Note 16 Treasury risk management’ on pages 120 to 125;
•	‘Note 17 Investment and return’ on pages 125 and 126;
•	‘Note 17A Financial Assets’ on pages 126 and 127;
•	‘Note 18 Financial instruments fair value risk’ on pages 127 to 129; and
•	‘Our risk appetite and approach to risk management’ on page 53.

Please also refer to ‘Information regarding the Group’s liquidity’ within Item 5B(I) of this report.

(III) INFORMATION REGARDING THE GROUP’S MATERIAL COMMITMENTS FOR CAPITAL EXPENDITURE

The information set forth under the following headings of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference:

•	‘Note 20 Commitments and contingent liabilities’ on pages 130 and 131; and
•	‘Note 10 Property, plant and equipment’ on pages 111 and 112.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

The information set forth under the heading ‘A business model that creates value’ on pages 14 and 15 and ‘Note 3 Gross profit and operating costs’ on page 98 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference.

D. TREND INFORMATION

Please refer also to Item 3D ‘Risk factors’ on page 5 of this report.

The information set forth under the following headings of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference:

•	‘Our markets’ on pages 10 and 11;
•	‘Our Financial Growth Model’ on page 34; and
•	‘Financial review 2015’ on pages 35 to 39.

OUTLOOK

Unilever does not expect to see any significant or immediate improvement in the overall health of the world economy. It is clear that the economic recovery in the developed markets of Europe and North America will remain slow and protracted, while the slowdown in the emerging markets is likely to continue for some time to come. For all these reasons, Unilever remains prudent in its approach and single-mindedly focused in building the resilience and the agility of our portfolio and our organisation. Unilever made good progress on these fronts in 2015, which gives the Group further confidence that it can continue to deliver on its objective of consistent top and bottom line growth, to the benefit of its long-term shareholders and the many others who rely on Unilever.

Please refer also to ‘Financial review 2014’ within Item 5A of this report.

E. OFF-BALANCE SHEET ARRANGEMENTS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference:

•	‘Note 16 Treasury risk management’ on pages 120 to 125;
•	‘Note 18 Financial instruments fair value risk’ on pages 127 to 129; and
•	‘Note 20 Commitments and contingent liabilities’ on pages 130 and 131.

10 Form 20-F	Unilever Annual Report on Form 20-F 2015

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS CONTINUED

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS AT 31 DECEMBER 2015

	€ million	€ million	€ million	€ million	€ million
		Due	Due in	Due in	Due in
		within	1-3	3-5	over
	Total	1 year	years	years	5 years
Long-term debt	13,930	4,353	2,650	2,720	4,207
Interest on financial liabilities	2,571	304	519	374	1,374
Operating lease obligations	2,454	410	670	517	857
Purchase obligations(a)	267	211	46	10	–
Finance leases	302	51	47	38	166
Other long-term commitments	1,517	708	635	139	35
Total	21,041	6,037	4,567	3,798	6,639

(a)	For raw and packaging materials and finished goods.

Unilever’s contractual obligations at the end of 2015 included capital expenditure commitments, borrowings, lease commitments and other commitments. A summary of certain contractual obligations at 31 December 2015 is provided in the preceding table.

The information set forth under the following headings of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference:

•	‘Note 10 Property, plant and equipment’ on pages 111 and 112;
•	‘Note 15C Financial liabilities’ on pages 119; and
•	‘Note 20 Commitments and contingent liabilities’ on pages 130 and 131.

G. SAFE HARBOUR

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group”). They are not historical facts, nor are they guarantees of future performance.

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

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including this report and the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

(I) NAME, EXPERIENCE AND FUNCTIONS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference:

•	‘Unilever Leadership Executive (ULE)’ on page 59;
•	‘Board of Directors’ on page 58; and
•	‘Boards‘ on page 45.

(II) ACTIVITIES OUTSIDE THE ISSUING COMPANY

The information set forth under the headings ‘Board of Directors’ and ‘Unilever Leadership Executive (ULE)’ on pages 58 and 59 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference.

(III) AGE

The information set forth under the headings ‘Board of Directors’ and ‘Unilever Leadership Executive (ULE)’ on pages 58 and 59 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference.

(IV) FAMILY RELATIONSHIP

There are no family relationships between any of our Executive Directors, members of the ULE or Non-Executive Directors.

(V) OTHER ARRANGEMENTS

None of our Non-Executive Directors, Executive Directors or other key management personnel are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

B. COMPENSATION

The information set forth under the following headings of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference:

•	‘Balance Sheet’ on page 37;
•	‘Annual Remuneration Report’ on pages 69 to 83;
•	‘Note 4A Staff and management costs – key management compensation’ on page 99;
•	‘Note 4B Pensions and similar obligations’ on pages 99 to 104; and
•	‘Note 4C Share-based compensation plans’ on pages 104 and 105.

C. BOARD PRACTICES

The information set forth under the following headings of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference:

•	‘Board of Directors’ and ‘Unilever Leadership Executive (ULE)’ on pages 58 and 59;
•	‘Appointment’ on page 46;
•	‘Appointment and reappointment of Directors’ on pages 64 and 65;
•	‘Non-Executive Directors’ letters of appointment’ on page 80;
•	‘Boards’ on page 45;
•	‘Board Committees’ on page 45;
•	‘Report of the Audit Committee’ on pages 60 and 61; and
•	‘Directors’ Remuneration Report’ on pages 66 to 83.

Unilever Annual Report on Form 20-F 2015	Form 20-F 11

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES CONTINUED

SERVICE CONTRACTS

POLICY IN RELATION TO NON-EXECUTIVE DIRECTOR SERVICE CONTRACTS AND PAYMENTS IN THE EVENT OF LOSS OF OFFICE

Not applicable.

POLICY IN RELATION TO EXECUTIVE DIRECTOR SERVICE CONTRACTS AND PAYMENTS IN THE EVENT OF LOSS OF OFFICE

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

CEO: 1 October 2008 (signed on 7 October 2008);

CFO: 1 February 2010 (signed on 19 March 2010). Jean-Marc Huët resigned as CFO on 18 May 2015, with effect from 1 October 2015. The new CFO, Graeme Pitkethly, started his service contract on 1 October 2015 (signed on 16 December 2015). He will be proposed for election as Executive Director at the 2016 AGMs.

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
• All-employee share arrangements will be treated in accordance with HMRC-approved terms.
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

•    In accordance with Dutch law, matching shares and performance shares are shares that are obtained as part of the Executive Director’s remuneration. Therefore, their value is frozen for a period of four weeks before an announcement of a public offer and four weeks after the conclusion of a public offer. Any increase in value in this period has to be reclaimed by Unilever from the Executive Director upon retirement or sale of these shares, if at that time the value of the shares is higher than the value four weeks before the announcement of the public offer.

•    Awards will vest based on performance at the time of the change of control and the Boards, at the proposal of the Committee, have the discretion to pro-rate for time.

•    Alternatively, participants may be required to exchange the awards for equivalent awards over shares in the acquiring company in the event of a reorganisation of the Group.

*	An Executive Director will usually be treated as a good leaver if he or she leaves due to death, ill-health, injury or disability, retirement with Unilever’s agreement or redundancy. The Boards may decide to treat an Executive Director who leaves in other circumstances as a good leaver. An Executive Director will not be treated as a good leaver if he or she chooses to leave for another job elsewhere, if he or she is summarily dismissed or leaves because of concerns about performance. In deciding whether or not to treat an Executive Director as a good leaver, the Boards will have regard to his or her performance in the role.

12 Form 20-F	Unilever Annual Report on Form 20-F 2015

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

COMPENSATION COMMITTEE

The Committee is concerned with the remuneration of the Executive and Non-Executive Directors and the tier of management directly below the Boards. It also has responsibility for the cash and executive and all employee share-based incentive plans, the Remuneration Policy and performance evaluation of the Unilever Leadership Executive and senior corporate executives.

D. EMPLOYEES

The information set forth under the heading ‘Note 4A Staff and management costs – Average number of employees during the year’ on page 99. of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference.

The average number of employees during 2015 included 6,706 seasonal and 22,893 plantation workers. We believe our relationship with our employees and any labour unions of which they may be part is satisfactory in all material respects.

E. SHARE OWNERSHIP

The information set forth under the following headings of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference:

•	‘Single figure of remuneration and implementation of the Remuneration Policy in 2015 for Executive Directors (Audited)’ on page 71;
•	‘Other implementation information for 2015’ on pages 75 and 76;
•	‘Information in relation to outstanding share incentive awards’ on pages 76 and 77;
•	‘Single figure of remuneration in 2015 for Non-Executive Directors (Audited)’ on page 79;
•	‘Non-Executive Directors’ interests in shares (Audited)’ on page 80; and
•	‘Note 4C Share-based compensation plans’ on pages 104 and 105.

GLOBAL EMPLOYEE SHARE PLANS (SHARES)

In November 2014, Unilever’s new global employee plan ‘SHARES’ was launched in 17 countries. SHARES gives eligible Unilever employees below senior management level the opportunity to invest between €25 and €200 per month from their net salary in Unilever shares. For every three shares our employees buy (Investment Shares), Unilever will give them one free Matching Share, which will vest if employees hold their Investment Shares for at least three years. The Matching Shares are not subject to any performance conditions. In 2015, SHARES was rolled out globally and is now offered in more than 100 countries. Executive Directors are not eligible to participate in SHARES. As of 15 February 2016, awards for 51,924 NV and 52,210 PLC shares were outstanding under SHARES.

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

The foregoing description of the Unilever North America Omnibus Equity Compensation Plan does not purport to be complete and is qualified in its entirety by reference to the Unilever North America Omnibus Equity Compensation Plan, including all amendments thereto, filed as Exhibit 99.1 to the Form S-8 (File No. 333-185299) filed with the SEC on 6 December 2012, which is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference:

•	‘Trust office’ on pages 47 and 48;
•	‘About Unilever’ on page 45; and
•	‘Our shareholders’ on pages 48 to 50.

The voting rights of the significant shareholders of NV and PLC are the same as for other holders of the class of share held by such significant shareholder.

The principal trading markets upon which Unilever shares are listed are Euronext Amsterdam for NV ordinary and 6% and 7% cumulative preference shares and the depositary receipts of these NV ordinary and 7% cumulative preference shares, and the London Stock Exchange for PLC ordinary shares. NV ordinary shares mainly trade in the form of depositary receipts for shares.

In the United States, NV New York Registry Shares and PLC American Depositary Receipts are traded on the New York Stock Exchange. Deutsche Bank Trust Company Americas (Deutsche Bank) acts for NV and PLC as issuer, transfer agent and, in respect of the PLC American Depositary Receipts, depositary.

At 15 February 2016 (the latest practicable date for inclusion in this report), there were 4,827 registered holders of NV New York Registry Shares and 980 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 10% of NV’s ordinary shares (including shares underlying NV New York Registry shares) were held in the United States (approximately 12% in 2014) and approximately 13% of PLC’s ordinary shares (including shares underlying PLC American Depositary Receipts) were held in the United States (approximately 13% in 2014).

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

To Unilever’s knowledge, the Unilever Group is not owned or controlled, directly or indirectly, by another corporation, any foreign government or by any other legal or natural person, severally or jointly. The Group is not aware of any arrangements the operation of which may at any subsequent date result in a change of control of Unilever.

Unilever Annual Report on Form 20-F 2015	Form 20-F 13

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS CONTINUED

B. RELATED PARTY TRANSACTIONS

The information set forth under the heading ‘Note 23 Related party transactions’ on page 134 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference.

Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in the Group’s Annual Report and Accounts (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2015 up to 15 February 2015 (the latest practicable date for inclusion in this report).

C. INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please refer also to Item 18 ‘Financial statements’ on pages 22 to 28 of this report.

The information set forth under the following headings of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference:

•	‘Financial statements’ on page 84 and pages 90 to 147;
•	‘Legal proceedings’ on page 131; and
•	‘Financial calendar’ on page 44.

Also see ‘Dividend record’ on page 4 of this report.

B. SIGNIFICANT CHANGES

The information set forth in ‘Note 26 Events after the balance sheet date’ on page 135 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Please refer to information given on page 13 under Item 7A ‘Major shareholders’.

SHARE PRICES AT 31 DECEMBER 2015

The share prices of the ordinary shares at the end of the year were as follows:

NV per €0.16 ordinary share in Amsterdam	€40.11
NV per €0.16 ordinary share in New York	US $43.32
PLC per 3 1/9p ordinary share in London	£29.26
PLC per 3 1/9p ordinary share in New York	US $43.12

MONTHLY HIGH AND LOW PRICES FOR THE MOST RECENT SIX MONTHS

		August	September	October	November	December	January	February
		2015	2015	2015	2015	2015	2016	2016
NV per €0.16 ordinary share in	High	42.32	35.91	41.63	42.48	41.91	40.89	40.88(a)
Amsterdam (in €)	Low	34.23	33.87	35.82	39.89	38.19	37.06	36.69(a)
NV per €0.16 ordinary share in New York	High	46.51	40.69	46.04	45.40	44.23	44.41	44.49(b)
(in US $)	Low	39.58	38.43	40.25	42.67	42.33	40.27	41.84(b)
PLC per 3 1/9p ordinary share in London	High	29.66	26.86	29.60	28.81	29.41	30.85	30.78(a)
(in £)	Low	25.24	25.38	26.82	27.54	27.20	27.63	29.05(a)
PLC per 3 1/9p ordinary share in New York	High	46.07	41.10	45.72	44.60	43.96	44.27	44.42(b)
(in US $)	Low	39.61	39.08	40.84	42.00	41.85	40.09	42.35(b)

(a)	Through 15 February 2016 (the latest practicable date for inclusion in this report).
(b)	Through 12 February 2016 (the latest available data for inclusion in this report).

QUARTERLY HIGH AND LOW PRICES FOR 2015 AND 2014

		1st	2nd	3rd	4th
		Quarter	Quarter	Quarter	Quarter
		2015	2015	2015	2015
NV per €0.16 ordinary share in Amsterdam (in €)	High	40.52	41.88	42.32	42.48
	Low	31.55	36.86	33.87	35.82
NV per €0.16 ordinary share in New York (in US $)	High	43.94	44.98	46.51	46.04
	Low	37.64	41.40	38.43	40.25
PLC per 3 1/9p ordinary share in London (in £)	High	29.52	30.15	29.66	29.60
	Low	25.73	27.30	25.24	26.82
PLC per 3 1/9p ordinary share in New York (in US $)	High	44.67	45.08	46.07	45.72
	Low	39.03	41.83	39.08	40.84

14 Form 20-F	Unilever Annual Report on Form 20-F 2015

ITEM 9. THE OFFER AND LISTING CONTINUED

			1st	2nd	3rd	4th
			Quarter	Quarter	Quarter	Quarter
			2014	2014	2014	2014
NV per €0.16 ordinary share in Amsterdam (in €)		High	29.96	32.59	32.54	33.49
		Low	27.16	29.70	30.05	28.96
NV per €0.16 ordinary share in New York (in US $)		High	41.12	44.31	44.08	41.02
		Low	36.72	40.57	39.34	37.14
PLC per 3 1/9p ordinary share in London (in £)		High	25.61	27.26	27.29	27.29
		Low	23.06	25.37	25.42	24.06
PLC per 3 1/9p ordinary share in New York (in US $)		High	42.78	45.85	45.85	42.42
		Low	37.85	42.00	41.71	38.97

ANNUAL HIGH AND LOW PRICES
		2015	2014	2013	2012	2011
NV per €0.16 ordinary share in Amsterdam (in €)	High	42.48	33.49	32.89	29.50	26.58
	Low	31.55	27.16	27.50	24.56	21.00
NV per €0.16 ordinary share in New York (in US $)	High	46.51	44.31	42.78	38.75	35.06
	Low	37.64	36.72	37.27	30.79	29.07
PLC per 3 1/9p ordinary share in London (in £)	High	30.15	27.29	28.85	24.29	21.73
	Low	25.24	23.06	23.19	19.94	17.93
PLC per 3 1/9p ordinary share in New York (in US $)	High	46.07	45.85	43.54	39.37	34.30
	Low	39.03	37.85	37.67	31.04	28.65

There have not been any significant suspensions in the past three years.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

This information is set forth under the heading ‘The Unilever Group’ on page 1 of this report.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. ARTICLES OF ASSOCIATION

The information set forth under the following headings of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference:

•	‘About Unilever’ on page 45;
•	‘Corporate governance’ on pages 45 to 52;
•	‘Appointment and reappointment of Directors’ on pages 64 and 65;
•	‘Note 15A Share capital’ on page 116; and
•	‘Minimum shareholding requirement and Executive Director share interests (Unaudited)’ on page 76.

NV’s Articles of Association contain, among other things, the objects clause, which sets out the scope of activities that NV is authorised to undertake. They are drafted to give a wide scope and provide that the primary objectives are: to carry on business as a holding company, to manage any companies in which it has an interest and to operate and carry into effect the Equalisation Agreement. At the 2010 PLC AGM, the shareholders agreed that the objects clause be removed from PLC’s Articles of Association so that there are no restrictions on its objects.

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

ALLOCATION OF PROFITS

Under NV’s Articles of Association, available profits are distributed first to 7% and 6% cumulative preference shareholders by a dividend of 7% and 6%, respectively, calculated on the basis of the original nominal value of 1,000 Dutch guilders converted to euros at the official conversion rate. The remaining profits are distributed to ordinary shareholders in proportion to the nominal value of their holdings.

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

Unilever Annual Report on Form 20-F 2015	Form 20-F 15

ITEM 10. ADDITIONAL INFORMATION CONTINUED

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

C. MATERIAL CONTRACTS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference:

•	‘About Unilever’ on page 45; and
•	‘Material Contracts’ on page 50’.

The descriptions of the foundation agreements set forth in the Group’s Annual Report and Accounts 2015 do not purport to be complete and are qualified in their entirety by reference to the Equalisation Agreement between Unilever N.V. and Unilever PLC, the Deed of Mutual Covenants and the Agreement for Mutual Guarantees of Borrowing, including all amendments thereto, filed as Exhibits 4.1(a), 4.1(b) and 4.1(c), respectively, to this report, which are incorporated herein by reference.

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

16 Form 20-F	Unilever Annual Report on Form 20-F 2015

ITEM 10. ADDITIONAL INFORMATION CONTINUED

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

Unilever Annual Report on Form 20-F 2015	Form 20-F 17

ITEM 10. ADDITIONAL INFORMATION CONTINUED

UK TAXATION ON CAPITAL GAINS

Under United Kingdom law, when you dispose of shares you may be liable to pay United Kingdom tax in respect of any gain accruing on the disposal. However, if you are either:

•	an individual who is not resident in the United Kingdom for the year in question; or
•	a company which is not resident in the United Kingdom when the gain accrues you will generally not be liable to United Kingdom tax on any capital gains made on disposal of your shares.

Two exceptions are: if the shares are held in connection with a trade or business which is conducted in the United Kingdom through a branch, agency or permanent establishment; or if the shares are held by an individual who becomes resident in the UK having left the UK for a period of non-residence of five years or less and who was resident for at least four of the seven tax years prior to leaving the UK.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

The information set forth under the headings ‘Contact details’ and ‘Publications’ on page 44 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference.

UNILEVER ANNUAL REPORT ON FORM 20-F 2015

Filed with the SEC on the SEC’s website. Printed copies are available, free of charge, upon request to Unilever PLC, Investor Relations department, 100 Victoria Embankment, London, EC4Y 0DY United Kingdom.

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

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Note 4B Pensions and similar obligations’ on pages 99 to 104;
•	‘Note 13 Trade and other current receivables’ on pages 113 and 114;
•	‘Note 14 Trade payables and other liabilities’ on page 114;
•	‘Note 15 Capital and funding’ on pages 115 to 116;
•	‘Note 16 Treasury risk management’ on pages 120 to 125;
•	‘Note 17 Investment and return’ on pages 125 to 126; and
•	‘Note 18 Financial instruments fair value risk’ on pages 127 to 129.

Please also refer to ‘Outlook’ within Item 5D of this report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Deutsche Bank serves as both the transfer agent and registrar pursuant to the NV New York Registered Share Program and the depositary (Depositary) for PLC’s American Depositary Receipt Program.

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

Under the terms of the Transfer Agent Agreement for the Unilever N.V. New York Registered Share program, a New York Registry Share (NYRS) holder may have to pay the following service fees to the transfer agent:

•	Issuance of NYRSs: up to US 5¢ per NYRS issued.
•	Cancellation of NYRSs: up to US 5¢ per NYRS cancelled.

An NYRS holder will also be responsible to pay certain fees and expenses incurred by the transfer agent and certain taxes and governmental charges such as:

•	fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in the Netherlands (ie upon deposit and withdrawal of shares);
•	expenses incurred for converting foreign currency into US dollars;
•	expenses for cable, telex and fax transmissions and for delivery of securities;
•	taxes and duties upon the transfer of securities (ie when shares are deposited or withdrawn from deposit); and
•	fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

18 Form 20-F	Unilever Annual Report on Form 20-F 2015

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES CONTINUED

Transfer agent fees payable upon the issuance and cancellation of NYRSs are typically paid to the transfer agent by the brokers (on behalf of their clients) receiving the newly-issued NYRSs from the transfer agent and by the brokers (on behalf of their clients) delivering the NYRSs to the transfer agent for cancellation. The brokers in turn charge these transaction fees to their clients.

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

An ADS holder will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in the United Kingdom (ie upon deposit and withdrawal of shares);
•	expenses incurred for converting foreign currency into US dollars;
•	expenses for cable, telex and fax transmissions and for delivery of securities;
•	taxes and duties upon the transfer of securities (ie when shares are deposited or withdrawn from deposit);
•	fees and expenses incurred in connection with the delivery or servicing of shares on deposit; and
•	fees incurred in connection with the distribution of dividends.

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

D.4 TRANSFER AGENT PAYMENTS – FISCAL YEAR 2015 FOR NV

In relation to 2015, NV received $1,225,000.00 from Deutsche Bank, the transfer agent and registrar for its New York Registered Share program since 1 July 2014, including the reimbursement of listing fees (NYSE), reimbursement of settlement infrastructure fees (including DTC feeds), reimbursement of proxy process expenses (printing, postage and distribution), tax reclaim services and program-related expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002).

D.4 DEPOSITARY PAYMENTS – FISCAL YEAR 2015 FOR PLC

In relation to 2015, PLC received $4,047,412.64 from Deutsche Bank, the depositary bank for its American Depositary Receipt Program since 1 July 2014, including processing of cash distributions, reimbursement of listing fees (NYSE), reimbursement of settlement infrastructure fees (including DTC feeds), reimbursement of proxy process expenses (printing, postage and distribution), dividend fees and program-related expenses (that include expenses incurred from the requirements of the
Sarbanes-Oxley Act of 2002).

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the headings ‘Report of independent registered public accounting firm’ in Item 18 on page 22 of this report, and ‘Our risk appetite and approach to risk management’ on page 53, ‘The United States’ on page 52 and ‘Risk management and internal control arrangements’ on page 61 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002, the following report is provided by management in respect of the Group’s internal control over financial reporting (as defined in rule 13a–15(f) or rule 15d–15(f) under the US Securities Exchange Act of 1934):

•	Unilever’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group;
•	Unilever’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework (2013) is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting;
•	Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2015, and has concluded that such internal control over financial reporting is effective; and
•	KPMG LLP and KPMG Accountants N.V., who have audited the consolidated financial statements of the Group for the year ended 31 December 2015, have also audited the effectiveness of internal control over financial reporting as at 31 December 2015 and have issued an attestation report on internal control over financial reporting. For the Auditors’ report please refer to Item 18 on page 22 of this report.

ITEM 16. RESERVED

Not applicable.

Unilever Annual Report on Form 20-F 2015	Form 20-F 19

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the headings ‘Independence and Conflicts’ and ‘Report of the Audit Committee’ on page 46 and pages 60 and 61, respectively, of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference:

•	‘Foundation and principles’ on page 53;
•	‘The United States’ on page 52; and
•	‘Code of Business Principles’ on page 62.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the heading ‘Report of the Audit Committee’ on pages 60 and 61 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference.

Following a competitive tender process KPMG LLP and KPMG Accountants N.V. (together referred to as ‘KPMG’) were appointed as the Group’s auditors has on 14 May 2014. KPMG have served as Group auditor for the years ended 31 December 2015 and 2014. PricewaterhouseCoopers LLP and PricewaterhouseCoopers Accountants N.V. (together referred to as ‘PricewaterhouseCoopers’) served as Group auditor for the year ended 31 December 2013. Remuneration of the Group’s auditor in respect of 2015 and 2014 was payable to KPMG while in respect of 2013 it was payable to PricewaterhouseCoopers.

	€ million		€ million		€ million
	2015		2014		2013
Audit fees(a)	14		14		16
Audit-related fees(b)	–	(c)	–	(c)	3
Tax fees	–	(c)	–	(c)	1
All other fees	–	(c)	–	(c)	1

(a)	Excludes €nil million fees paid in respect of services supplied for associated pension schemes. (2014: €nil million; 2013: €1 million).
(b)	Includes other audit services which comprise audit and similar work that regulations or agreements with third parties require the auditors to undertake.
(c)	Amounts paid in relation to each type of service are individually less than €1 million. In aggregate the fees paid were €1 million (2014: less than €1 million).

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

SHARE PURCHASES DURING 2015

The information set forth under the heading ‘Our shares’ on pages 47 and 48 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference.

€ million
			Of which, number of	Maximum value that
			shares purchased	may yet be purchased
	Total number of	Average price	as part of publicly	as part of publicly
	shares purchased	paid per share (€)	announced plans	announced plans
January	–	–	–	–
February(a)	24,212	37.54	–	–
March	–	–	–	–
April	–	–	–	–
May	–	–	–	–
June(a)	2,037,000	38.38	–	–
July	–	–	–	–
August(a)	3,383,300	39.69	–	–
September	–	–	–	–
October	–	–	–	–
November	–	–	–	–
December	–	–	–	–

Total	5,444,512	39.19	–	–

(a)	Shares were purchased to satisfy commitments to deliver shares under our share-based plans as described in note 4C ‘Share-based compensation plans’ on pages 104 and 105 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K and incorporated by reference.

Between 31 December 2015 and 15 February 2016 (the latest practicable date for inclusion in this report) neither NV or PLC conducted any share repurchases.

20 Form 20-F	Unilever Annual Report on Form 20-F 2015

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In 2013 we conducted a tender process for the Unilever Group’s statutory audit contract. The change in auditors was made in order to remain at the forefront of good governance and in recognition of regulatory changes in Europe and elsewhere. Accordingly, the engagement of PricewaterhouseCoopers LLP and PricewaterhouseCoopers Accountants N.V. (together, ‘PricewaterhouseCoopers’), was not renewed in 2014. As a result of the audit tender process we announced on 2 December 2013 that following, completion of the audit of the Unilever Group financial statements for the year ended 31 December 2013 and the audit of the effectiveness of internal control over financial reporting as of 31 December 2013, KPMG LLP and KPMG Accountants N.V. (together, ‘KPMG’) would become Unilever’s statutory auditor, following approval by shareholders at the 2014 Annual General Meeting of Unilever PLC and Unilever N.V.. The approval for this was delegated by the Board to a Board Committee comprising the Chairman, the Chief Financial Officer, the Chairman of the Audit Committee and the
Vice-Chairman/Senior Independent Director.

During the two years prior to 31 December 2013 we did not consult with KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Unilever Group; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a ‘reportable event’ as described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

The information set forth under the heading ‘Corporate governance’ on pages 45 to 52 of the Group’s Annual Report and Accounts 2015 furnished separately on 23 February 2016 under Form 6-K is incorporated by reference.

ITEM 16H. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Unilever has responded to Item 18 in lieu of this item.

Unilever Annual Report on Form 20-F 2015	Form 20-F 21

ITEM 18. FINANCIAL STATEMENTS

The information set forth under the heading ‘Financial statements’ on page 84 and pages 90 to 147 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The Board of Directors and Shareholders

We have audited the accompanying consolidated balance sheets of the Unilever Group (Unilever N.V. and Unilever PLC, together with their subsidiaries) as at 31 December 2015 and 2014 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the two-year period ended 31 December 2015 on pages 90 to 147 of the Unilever Group’s Annual Report and Accounts (excluding note 25 on page 135) and the Guarantor financial information included in Item 18 of this Form 20-F (hereafter referred to as ‘Consolidated Financial Statements’). We also have audited the Unilever Group’s internal control over financial reporting as at 31 December 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Unilever Group’s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Item 15 of this Form 20-F. Our responsibility is to express an opinion on these Consolidated Financial Statements and an opinion on the Unilever Group’s internal control over financial reporting based on our audits.

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Unilever Group as at 31 December 2015 and 2014, and the results of its operations and its cash flows for each of the years in the two-year period ended 31 December 2015, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Unilever Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP	KPMG Accountants N.V.
London, United Kingdom	Amsterdam, the Netherlands

17 February 2016

22 Form 20-F	Unilever Annual Report on Form 20-F 2015

ITEM 18. FINANCIAL STATEMENTS CONTINUED

To the Directors and shareholders

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

In our opinion, the consolidated income statement, consolidated cash flow statement, consolidated statement of comprehensive income and consolidated statement of changes in equity set forth under the heading ‘Financial Statements’ on pages 90 to 147 of Unilever Group’s Annual Report and Accounts 2015 and the Guarantor financial information included in Item 18 of this Form 20-F present fairly, in all material respects, the results of its operations and its cash flows for the year ended 31 December 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP	Amsterdam, The Netherlands, 4 March 2014
London, United Kingdom	PricewaterhouseCoopers Accountants N.V.
As auditors of Unilever PLC	As auditors of Unilever N.V.
4 March 2014	Original has been signed by P J van Mierlo RA

Unilever Annual Report on Form 20-F 2015	Form 20-F 23

ITEM 18. FINANCIAL STATEMENTS CONTINUED

GUARANTOR STATEMENTS (AUDITED)

On 30 September 2014, NV and Unilever Capital Corporation (UCC) filed a US Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and Unilever United States, Inc. (UNUS) and that superseded the NV and UCC US Shelf registration filed on 1 November 2011, which was unconditionally and fully guaranteed, jointly and severally, by NV, PLC and UNUS. UCC and UNUS are each indirectly 100% owned by the Unilever parent entities (as defined below). Of the US Shelf registration, US $5.6 billion of Notes were outstanding at 31 December 2015 (2014: US $5.0 billion; 2013: US $5.8 billion) with coupons ranging from 0.85% to 5.9%. These Notes are repayable between 10 February 2016 and 15 November 2032.

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

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Income statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2015	issuer	entities	guarantor	subsidiaries	Eliminations	Group
Turnover	–	–	–	53,272	–	53,272

Operating profit	–	990	(5)	6,530	–	7,515
Net finance income/(costs)	–	(103)	(327)	58	–	(372)
Pensions and similar obligations	–	(3)	(29)	(89)	–	(121)
Other income/(losses)	–	439	–	(241)	–	198

Profit before taxation	–	1,323	(361)	6,258	–	7,220
Taxation	–	(461)	(87)	(1,413)	–	(1,961)

Net profit before subsidiaries	–	862	(448)	4,845	–	5,259
Equity earnings of subsidiaries	–	4,047	690	(9,408)	4,671	–

Net profit	–	4,909	242	(4,563)	4,671	5,259

Attributable to:
Non-controlling interests	–	–	–	350	–	350
Shareholders’ equity	–	4,909	242	(4,913)	4,671	4,909

Total comprehensive income	(1)	4,922	332	(4,162)	4,671	5,762

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

24 Form 20-F	Unilever Annual Report on Form 20-F 2015

ITEM 18. FINANCIAL STATEMENTS CONTINUED

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Income statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2014	issuer	entities	guarantor	subsidiaries	Eliminations	Group
Turnover	–	–	–	48,436	–	48,436

Operating profit	–	363	(6)	7,623	–	7,980
Net finance costs	–	(97)	(258)	(28)	–	(383)
Pensions and similar obligations	–	(4)	(26)	(64)	–	(94)
Other income	–	–	–	143	–	143

Profit before taxation	–	262	(290)	7,674	–	7,646
Taxation	–	(93)	(562)	(1,476)	–	(2,131)

Net profit before subsidiaries	–	169	(852)	6,198	–	5,515
Equity earnings of subsidiaries	–	5,002	1,713	(5,269)	(1,446)	–

Net profit	–	5,171	861	929	(1,446)	5,515

Attributable to:
Non-controlling interests	–	–	–	344	–	344
Shareholders’ equity	–	5,171	861	585	(1,446)	5,171

Total comprehensive income	(1)	5,165	754	(317)	(1,446)	4,155

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Income statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2013	issuer	entities	guarantor	subsidiaries	Eliminations	Group
Turnover	–	–	–	49,797	–	49,797

Operating profit	–	296	4	7,217	–	7,517
Net finance costs	–	(79)	(190)	(128)	–	(397)
Pensions and similar obligations	–	(4)	(29)	(100)	–	(133)
Other income	–	–	–	127	–	127

Profit before tax and subsidiaries	–	213	(215)	7,116	–	7,114
Taxation	–	(13)	(419)	(1,419)	–	(1,851)

Net profit before subsidiaries	–	200	(634)	5,697	–	5,263
Equity earnings of subsidiaries	–	4,642	1,395	(2,945)	(3,092)	–

Net profit	–	4,842	761	2,752	(3,092)	5,263

Attributable to:
Non-controlling interests	–	–	–	421	–	421
Shareholders’ equity	–	4,842	761	2,331	(3,092)	4,842

Total comprehensive income	(15)	4,931	1,186	2,057	(3,092)	5,067

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Unilever Annual Report on Form 20-F 2015	Form 20-F 25

ITEM 18. FINANCIAL STATEMENTS CONTINUED

	€ million	€ million		€ million	€ million	€ million	€ million
	Unilever			Unilever
	Capital			United
	Corporation	Unilever	(a)	States Inc.	Non-
	subsidiary	parent		subsidiary	guarantor		Unilever
Balance sheet at 31 December 2015	issuer	entities		guarantor	subsidiaries	Eliminations	Group
Assets
Non-current assets
Goodwill and intangible assets	–	2,429		–	22,630	–	25,059
Deferred tax assets	–	160		90	935	–	1,185
Other non-current assets	–	8		3	13,357	–	13,368
Amounts due from group companies	12,961	2,763		–	–	(15,724)	–
Net assets of subsidiaries (equity accounted)	–	39,770		18,952	–	(58,722)	–

	12,961	45,130		19,045	36,922	(74,446)	39,612

Current assets
Amounts due from group companies	86	2,917		4,290	33,450	(40,743)	–
Trade and other current receivables	–	69		5	4,730	–	4,804
Current tax assets	–	92		–	138	–	230
Other current assets	–	4		1	7,647	–	7,652

	86	3,082		4,296	45,965	(40,743)	12,686

Total assets	13,047	48,212		23,341	82,887	(115,189)	52,298

Liabilities
Current liabilities
Financial liabilities	1,990	1,551		4	1,244	–	4,789
Amounts due to group companies	6,077	27,351		22	7,293	(40,743)	–
Trade payables and other current liabilities	57	170		38	13,523	–	13,788
Current tax liabilities	–	–		10	1,117	–	1,127
Other current liabilities	–	5		–	310	–	315

	8,124	29,077		74	23,487	(40,743)	20,019

Non-current liabilities
Financial liabilities	4,589	3,723		–	1,542	–	9,854
Amounts due to group companies	–	–		12,960	2,764	(15,724)	–
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	–	9		92	1,468	–	1,569
Unfunded schemes	–	97		543	1,045	–	1,685
Other non-current liabilities	–	22		2	3,065	–	3,089

	4,589	3,851		13,597	9,884	(15,724)	16,197

Total liabilities	12,713	32,928		13,671	33,371	(56,467)	36,216

Shareholders’ equity	334	15,284		9,670	48,873	(58,722)	15,439

Non-controlling interests	–	–		–	643	–	643

Total equity	334	15,284		9,670	49,516	(58,722)	16,082

Total liabilities and equity	13,047	48,212		23,341	82,887	(115,189)	52,298

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

26 Form 20-F	Unilever Annual Report on Form 20-F 2015

ITEM 18. FINANCIAL STATEMENTS CONTINUED

	€ million	€ million		€ million	€ million	€ million	€ million
	Unilever			Unilever
	Capital			United
	Corporation	Unilever	(a)	States Inc.	Non-
	subsidiary	parent		subsidiary	guarantor		Unilever
Balance sheet at 31 December 2014	issuer	entities		guarantor	subsidiaries	Eliminations	Group
Assets
Non-current assets
Goodwill and intangible assets	–	1,636		–	20,538	–	22,174
Deferred tax assets	–	145		152	989	–	1,286
Other non-current assets	–	11		3	12,206	–	12,220
Amounts due from group companies	10,440	779		–	–	(11,219)	–
Net assets of subsidiaries (equity accounted)	–	43,153		17,776	–	(60,929)	–

	10,440	45,724		17,931	33,733	(72,148)	35,680

Current assets
Amounts due from group companies	–	5,077		3,156	37,248	(45,481)	–
Trade and other current receivables	–	82		11	4,936	–	5,029
Current tax assets	–	64		–	217	–	281
Other current assets	–	5		–	7,032	–	7,037

	–	5,228		3,167	49,433	(45,481)	12,347

Total assets	10,440	50,952		21,098	83,166	(117,629)	48,027

Liabilities
Current liabilities
Financial liabilities	624	3,777		5	1,130	–	5,536
Amounts due to group companies	5,757	31,473		18	8,233	(45,481)	–
Trade payables and other current liabilities	42	218		33	12,313	–	12,606
Current tax liabilities	–	–		39	1,042	–	1,081
Other current liabilities	–	11		–	408	–	419

	6,423	35,479		95	23,126	(45,481)	19,642

Non-current liabilities
Financial liabilities	3,717	1,686		–	1,783	–	7,186
Amounts due to group companies	–	–		10,439	780	(11,219)	–
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	–	8		140	2,074	–	2,222
Unfunded schemes	–	109		570	1,046	–	1,725
Other non-current liabilities	–	21		2	2,966	–	2,989

	3,717	1,824		11,151	8,649	(11,219)	14,122

Total liabilities	10,140	37,303		11,246	31,775	(56,700)	33,764

Shareholders’ equity	300	13,649		9,852	50,779	(60,929)	13,651

Non-controlling interests	–	–		–	612	–	612

Total equity	300	13,649		9,852	51,391	(60,929)	14,263

Total liabilities and equity	10,440	50,952		21,098	83,166	(117,629)	48,027

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Unilever Annual Report on Form 20-F 2015	Form 20-F 27

ITEM 18. FINANCIAL STATEMENTS CONTINUED

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Cash flow statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2015	issuer	entities	guarantor	subsidiaries	Eliminations	Group

Net cash flow from/(used in) operating activities	(1)	(699)	(140)	8,170	–	7,330

Net cash flow from/(used in) investing activities	(1,005)	231	(729)	(2,955)	919	(3,539)

Net cash flow from/(used in) financing activities	1,000	558	871	(4,542)	(919)	(3,032)

Net increase/(decrease) in cash and cash equivalents	(6)	90	2	673	–	759

Cash and cash equivalents at beginning of year	–	5	(3)	1,908	–	1,910
Effect of foreign exchange rates	6	(91)	–	(456)	–	(541)

Cash and cash equivalents at end of year	–	4	(1)	2,125	–	2,128

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Cash flow statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2014	issuer	entities	guarantor	subsidiaries	Eliminations	Group

Net cash flow from/(used in) operating activities	–	579	(764)	5,728	–	5,543

Net cash flow from/(used in) investing activities	(1,038)	(2,284)	(662)	2,606	1,037	(341)

Net cash flow from/(used in) financing activities	1,033	1,676	1,426	(8,288)	(1,037)	(5,190)

Net increase/(decrease) in cash and cash equivalents	(5)	(29)	–	46	–	12

Cash and cash equivalents at beginning of year	–	3	(2)	2,043	–	2,044
Effect of foreign exchange rates	5	31	–	(182)	–	(146)

Cash and cash equivalents at end of year	–	5	(2)	1,907	–	1,910

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Cash flow statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2013	issuer	entities	guarantor	subsidiaries	Eliminations	Group

Net cash flow from/(used in) operating activities	1	402	(167)	6,058	–	6,294

Net cash flow from/(used in) investing activities	(1,465)	(1,527)	(107)	473	1,465	(1,161)

Net cash flow from/(used in) financing activities	1,460	1,073 (b)	274	(6,732)	(1,465)	(5,390)

Net increase/(decrease) in cash and cash equivalents	(4)	(52)	–	(201)	–	(257)

Cash and cash equivalents at beginning of year	–	3	(3)	2,217	–	2,217
Effect of foreign exchange rates	4	52	–	28	–	84

Cash and cash equivalents at end of year	–	3	(3)	2,044	–	2,044

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.
(b)	Included within this balance is a cash outflow of €2,515 million to increase the Group’s ownership of Hindustan Unilever Limited from 52% to 67%.

ITEM 19. EXHIBITS

Please refer to the exhibit list located immediately following the signature page for this Form 20-F as filed with the SEC.

28 Form 20-F	Unilever Annual Report on Form 20-F 2015

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

UNILEVER N.V.
Head Office and Registered Office
Weena 455, PO Box 760
3000 DK Rotterdam
The Netherlands
T +31 (0)10 217 4000

Commercial Register Rotterdam
Number: 24051830

UNILEVER PLC
Head Office
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
T +44 (0)20 7822 5252

Registered Office
Unilever PLC
Port Sunlight
Wirral
Merseyside CH62 4ZD
United Kingdom

Registered in England and Wales
Company Number: 41424

FOR FURTHER INFORMATION ABOUT UNILEVER PLEASE VISIT OUR WEBSITE:

WWW.UNILEVER.COM

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever N.V. (Registrant)

/s/ T. E. Lovell
T. E. LOVELL, Group Secretary

Date: 23 February 2016

UNILEVER NV — 20-F EXHIBIT LIST

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unilever NV 1

2.1	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities 2

2.2	Twentieth Supplemental Trust Deed as of May 1, 2015, incorporating the Trust Deed as of July 22, 1994, as Amended and Restated on May 1, 2015

2.3	Amended and Restated Indenture as of September 22, 2014, among Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever United States, Inc. and The Bank of New York Mellon, as Trustee, relating to Guaranteed Debt Securities 3

2.4	Amended and Restated Transfer, Registration, Paying Agent and Shareholder Services Agreement dated as of July 1, 2014 by and among Unilever N.V. and Deutsche Bank Trust Company Americas as U.S. Registrar, Transfer Agent, Paying Agent and Shareholder Services Agent 4

4.1(a)	Equalisation Agreement between Unilever N.V. and Unilever PLC 5

4.1(b)	Deed of Mutual Covenants 6

4.1(c)	Agreement for Mutual Guarantees of Borrowing 7

4.2	Service Contracts of the Executive Directors of Unilever NV 8

4.3	Letters regarding compensation of Executive Directors of Unilever NV

4.4	Unilever North America 2002 Omnibus Equity Compensation Plan 9

4.5	The Unilever NV International 1997 Executive Share Option Scheme 10

4.6	The Unilever Long Term Incentive Plan 11

4.7	Global Share Incentive Plan 2007 12

4.8	The Management Co-Investment Plan 13

7.1	Calculation of Ratio of Earnings to Fixed Charges

8.1	List of Subsidiaries 14

12.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Annual Report and Accounts sections incorporated by reference

15.2	Consent of KPMG LLP and KPMG Accountants N.V.

15.3	Consent of PricewaterhouseCoopers Accountants N.V. and PricewaterhouseCoopers LLP

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

1	Incorporated by reference to Exhibit 1.1 of Form 20-F (File No: 001-04547) filed with the SEC on March 8, 2013.

2	Incorporated by reference to Exhibit 2.2 of Form 20-F (File No: 001-04547) filed with the SEC on February 27, 2003.

3	Incorporated by reference to Exhibit 2.3 of Form 20-F (File No: 001-04547) filed with the SEC on March 6, 2015.

4	Incorporated by reference to Exhibit 2.4 of Form 20-F (File No: 001-04547) filed with the SEC on March 6, 2015.

5	Incorporated by reference to Exhibit 4.1 of Form 20-F (File No: 001-04547) filed with the SEC on March 5, 2010.

6	Incorporated by reference to Exhibit 4.1(b) of Form 20-F (File No: 001-04547) filed with the SEC on March 6, 2015.

7	Incorporated by reference to Exhibit 4.1(c) of Form 20-F (File No: 001-04547) filed with the SEC on March 6, 2015

8	Incorporated by reference to Exhibit 4.2 of Form 20-F (File No: 001-04547) filed with the SEC on March 4, 2011.

9	Incorporated by reference to Exhibit 99.1 of Form S-8 (File No: 333-185299-01) filed with the SEC on December 6, 2012.

10	Incorporated by reference to Exhibit 4.5 of Form 20-F (File No: 001-04547) filed with the SEC on March 28, 2002.

11	Incorporated by reference to Exhibit 4.7 of Form 20-F (File No: 001-04547) filed with the SEC on March 28, 2002.

12	Incorporated by reference to Exhibit 4.7 of Form 20-F (File No: 001-04547) filed with the SEC on March 26, 2008.

13	Incorporated by reference to Exhibit 4.8 of Form 20-F (File No: 001-04547) filed with the SEC on March 4, 2011.

14	The required information is set forth on pages 136 to 147 of the 2015 Annual Report and Accounts.