Form 20-F
period 2016-12-31
UNILEVER N V
filed 2017-02-28
CIK 110390

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

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

100 Victoria Embankment, London EC4Y 0DY UK

(Name, telephone number, facsimile number and address of Company Contact)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
N.V. New York registry shares each representing one ordinary share of nominal amount of €0.16 each	New York Stock Exchange
0.85% Notes due 2017	New York Stock Exchange
2.2% Notes due 2019	New York Stock Exchange
2.1% Notes due 2020	New York Stock Exchange
4.25% Notes due 2021	New York Stock Exchange
1.375% Notes due 2021	New York Stock Exchange
3.1% Notes due 2025	New York Stock Exchange
2.0% Notes due 2026	New York Stock Exchange
5.9% Notes due 2032	New York Stock Exchange
4.8% Notes due 2019	New York Stock Exchange

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

Yes  ☐        No  ☒

CAUTIONARY STATEMENT

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever’s business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

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

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Unilever Annual Report and Accounts 2016.

MAKING

SUSTAINABLE LIVING

COMMONPLACE

ANNUAL REPORT ON

FORM 20-F 2016

ANNUAL REPORT ON

FORM 20-F 2016

This document is made up of the Strategic Report, the Governance Report, the Financial Statements and Notes, and Additional Information for US Listing Purposes.

Our Strategic Report, pages 1 to 28, contains information about us, how we create value and how we run our business. It includes our strategy, business model, market outlook and key performance indicators, as well as our approach to sustainability and risk. The Strategic Report is only part of the Annual Report and Accounts 2016. The Strategic Report has been approved by the Boards and signed on their behalf by Tonia Lovell – Group Secretary.

Our Governance Report, pages 29 to 77 contains detailed corporate governance information, how we mitigate risk, our Committee reports and how we remunerate our Directors.

Our Financial Statements and Notes are on pages 78 to 154.

Pages 1 to 156 constitute the Unilever Annual Report and Accounts 2016 for UK and Dutch purposes, which we may also refer to as ‘this Annual Report and Accounts’ throughout this document.

The Directors’ Report of Unilever PLC (PLC) on pages 29 to 47, 78 (Statement of Directors’ responsibilities), 104 (Dividends on ordinary capital), 115 to 120 (Treasury Risk Management), 143 (branch disclosure) and 150 and 154 (Post balance sheet event) has been approved by the PLC Board and signed on its behalf by Tonia Lovell – Group Secretary.

The Strategic Report, together with the Governance Report, constitutes the report of the Directors within the meaning of Section 2:391 of the Dutch Civil Code and has been approved by the Unilever N.V. (NV) Board and signed on its behalf by Tonia Lovell – Group Secretary.

Pages 157 to 178 are included as Additional Information for US Listing Purposes.

ONLINE

You can find more information about Unilever online at www.unilever.com. For further information on the Unilever Sustainable Living Plan (USLP) visit www.unilever.com/sustainable-living

The Annual Report on Form 20-F 2016 along with other relevant documents can be downloaded at www.unilever.com/ara2016/downloads

ABOUT US	OUR PURPOSE

UNILEVER IS ONE OF THE WORLD’S BEST KNOWN CONSUMER GOODS COMPANIES. EVERY DAY, 2.5 BILLION PEOPLE USE OUR PRODUCTS TO FEEL GOOD, LOOK GOOD AND GET MORE OUT OF LIFE.

We are truly global, operating in more than 100 countries, selling our products in more than 190 countries and employing around 169,000 people.

Unilever is organised in four categories, each with a clearly defined strategy and portfolio of brands. The largest is Personal Care, then Foods followed by Home Care and Refreshment. Each one is discussed in more detail on pages 14 and 15.

We have 13 brands with sales of €1 billion or more:

1.	Axe
2.	Dirt is Good (e.g. Omo)
3.	Dove
4.	Family Goodness (e.g. Rama)
5.	Heartbrand (e.g. Wall’s)
6.	Hellmann’s
7.	Knorr
8.	Lipton
9.	Lux
10.	Magnum
11.	Rexona
12.	Sunsilk
13.	Surf

Our business model is detailed on pages 8 and 9. It places sustainability at its heart through the Unilever Sustainable Living Plan (USLP) which spans our entire value chain and involves a wide range of stakeholders.

Our brands are household names but we constantly assess our portfolio to ensure the right balance and resilience. We dispose of brands that no longer fit our strategy while acquiring those that give access to new segments and channels. We have around 400 brands allowing us to operate both globally and locally and this scale offers efficiencies and lower costs while reducing risk and mitigating volatility.

In 2015 we had 12 Sustainable Living brands which grew 30% faster than the rest of the business (Knorr, Dove, Dirt is Good e.g. Omo, Lipton, Hellmann’s, Smile e.g. Signal/Pepsodent, Lifebuoy, Ben & Jerry’s, Radiant, Breyers, Heart Health and Domestos). In 2016 these brands grew 40% faster than the rest and delivered nearly half of Unilever’s growth. They are brands which combine a strong purpose delivering a social or environmental benefit, with products contributing to at least one of our USLP goals. Our Sustainable Living brands for 2016 will be announced in May 2017 once the analysis is complete.

UNILEVER HAS A CLEAR PURPOSE – TO MAKE SUSTAINABLE LIVING COMMONPLACE. WE BELIEVE THIS IS THE BEST WAY TO CREATE LONG-TERM VALUE FOR ALL OUR STAKEHOLDERS, ESPECIALLY IN A VOLATILE AND UNCERTAIN WORLD.

Our Purpose inspires our Vision – to accelerate growth in our business, while reducing our environmental footprint and increasing our positive social impact. We want our business to grow but we recognise that growth at the expense of people or the environment is both unacceptable and commercially unsustainable. Sustainable growth is the only acceptable model for our business.

Our Purpose and Vision combine a commercial imperative to succeed against competition globally and locally, with the changing attitudes and expectations of consumers.

This Annual Report and Accounts explains how, in 2016, we have continued to pursue our Purpose and work towards making our Vision a reality. During 2016 we continued to deliver growth that is consistent, competitive, profitable and responsible. This track record of long-term success is underpinned by the USLP, which helps us manage risk, inspires brand purpose and innovation, drives down costs to improve returns and builds trust among consumers across our categories and operations.

Our success depends on the expertise and talent of our people. They are constantly challenged by an environment that remains volatile, uncertain, complex and ambiguous. Digitalisation is impacting all aspects of life. At the same time it is getting easier to enter our industry. Our markets are fragmenting as a result of changes in consumer habits, sales channels, the media and to traditional business models.

This is why Unilever is also changing through our business transformation programme, Connected 4 Growth, which we started to implement during 2016. It is creating a business which is more consumer and customer-centric, faster, more efficient and empowered so that our people can meet these challenges with the necessary resources.

As part of this change, we are also adopting new ways of working to be more entrepreneurial to complement our existing category strategies. In turn, these clearly-defined strategies across our four categories involve the active management of our portfolio through acquisitions and disposals to ensure Unilever has a well-balanced and resilient portfolio relevant to meeting our Purpose and Vision.

Annual Report on Form 20-F 2016	Strategic Report	1

CHAIRMAN’S STATEMENT

Since becoming Chairman in April 2016 I have enjoyed a busy period getting to know Unilever and discovering at first-hand what a superb organisation it is, made up of many talented and principled people who care deeply about the business and the contribution it can make to improving lives. I am excited to be part of a Group whose products are used by 2.5 billion people every day.

There was nowhere better perhaps to chair my first Board meeting, in July, than in a place often regarded as the physical and spiritual home of the Group, Port Sunlight in the UK. As well as giving me an insight into the history of Unilever and the values that still permeate the Group today, the visit also exposed the Board to the high quality manufacturing facilities and breakthrough technologies being developed to keep Unilever at the forefront of its industry.

In September, the Board met in India for its annual review of the Group’s global strategy. The Board re-affirmed its support for a strategy which has helped to drive consistent top and bottom line growth for Unilever over recent years, despite a very challenging environment. The pace of change in this industry is greater than at any time, and for that reason the Board was also pleased to endorse the Connected 4 Growth change programme, which we believe will enhance the organisational focus and agility of the Group.

While in India the Board also visited the Group’s global research facilities, as well as the impressive Enterprise and Technology Solutions Centre, which has been developed over the last five years to provide many of the modern global information and technology platforms on which the Group now depends. A review of Unilever’s business in India, Hindustan Unilever, highlighted to the Directors why Unilever enjoys such a strong presence and reputation in India.

We held our final Board meeting of the calendar year in Portugal, where Unilever has built up a strong business with its joint venture partners and which leads the way today for Unilever in its Out-of-Home capabilities, not just in Europe but across the world. Despite their differing sizes, it was fascinating to see how both the Indian and Portuguese businesses are exporters of talent and ideas to other parts of Unilever.

ENGAGEMENT

I have always enjoyed meeting with shareholders, and have already met with a good number of them who I thank for their thoughts and insights on the business, strategy and governance. These meetings offered me the opportunity to discuss our ideas for changes to Unilever’s Remuneration Policy.

Over the last few years, Paul Polman has built a strong performance culture at Unilever. Indeed, I am pleased to report that Unilever has again in 2016 delivered on its 4G growth model – consistent, competitive, profitable and responsible growth. We now want to take that performance culture to a new level based on managers having an even stronger personal commitment to Unilever share ownership.

The proposed new Remuneration Policy will be put to shareholders to be voted upon at the 2017 AGMs in April. Further information on our proposals can be found in the Compensation Committee’s report on pages 48 to 77. Information on the AGMs can be found within the NV and PLC AGM Notices which will be published in March 2017.

EVALUATION

Given 2016 was my first year I decided that we would conduct a very focused board evaluation (covering strategic discussions, Board composition and our plans for 2017 for further learning and site visits). We will explore these and other areas further in our externally facilitated board evaluation in the first half of 2017, but in my view the Board is working effectively and this was evidenced when Kraft Heinz made its proposed bid for Unilever. Looking ahead, an important focus of our work will be on the management of risks given the increasingly volatile and uncertain nature of today’s external environment and, in the immediate future, we are fully engaged in the recently announced comprehensive review of options available to accelerate delivery of value for the benefit of our shareholders. Further detail on the Board’s remit, operations and the topics the Board regularly discusses and debates can be found in the Governance section on pages 29 to 77.

BOARD COMPOSITION AND SUCCESSION

I feel fortunate to have taken on the chairmanship of such a high calibre Board of Directors. I also believe you would struggle to find a more diverse Board – whether of nationality, experience or of course gender. Indeed, Unilever continues to lead the way among its peers at Board level, with the proportion of female Non-Executive Directors in 2016 at 50%.

I would like to take the opportunity to thank the two board members who stepped down in 2016, my predecessor Michael Treschow and Hixonia Nyasulu, for their many excellent contributions. In addition to my appointment, Unilever’s thorough succession planning identified two further new Non-Executive Directors, Youngme Moon and Strive Masiyiwa, who joined the Boards in April 2016 with me. They have further strengthened the international business and marketing experience on the Boards and also provide unique perspectives into the impact technology, particularly digital, is having on new business models for the future both in the developed and emerging worlds.

I have also been impressed by the quality of Unilever’s executive leadership and senior management team and the depth of management talent. The Board continues to work diligently with the CEO to ensure a further strengthening of the overall talent pipeline, the executive team and where relevant to ensure succession plans are in place.

LOOKING AHEAD

Even though trading conditions are likely to remain tough for some time to come I believe the foundations of the business are very strong and will only be strengthened further by the Connected 4 Growth programme. I have also been struck by how the Unilever Sustainable Living Plan, with its commitment to responsible and equitable growth, unites people across the whole Group and taps into a growing desire among citizens the world over for more purpose-driven brands and business models.

On behalf of the Board, I would like to thank Unilever’s executive leadership, senior management team and all of Unilever’s employees around the world for their efforts, commitment and performance.

MARIJN DEKKERS

CHAIRMAN

2	Strategic Report	Annual Report on Form 20-F 2016

BOARD OF DIRECTORS

MARIJN DEKKERS. Chairman. Previous relevant experience: Bayer AG (CEO); Thermo Fisher Scientific Inc. (CEO). Current external appointments: General Electric (NED)

ANN FUDGE. Vice-Chairman/Senior Independent Director. Previous relevant experience: General Electric (NED); Marriott International (NED); Young & Rubicam (Chairman and CEO). Current external appointments: Novartis AG (NED); Northrop Grumman (NED); US Programs Advisory Panel of Gates Foundation (Chairman); Brookings (Honorary Trustee); Catalyst (Honorary Director)

PAUL POLMAN. CEO, Dutch, Male, 60. Appointed CEO: January 2009. Appointed Director: October 2008. Previous relevant experience: Procter & Gamble Co. (Group President, Europe); Nestlé S.A. (CFO); Alcon Inc (Director). Current external appointments: The Dow Chemical Company (NED); World Business Council for Sustainable Development (Chairman, Executive Committee); UN Global Compact (Board member); UK Business Ambassador

GRAEME PITKETHLY. CFO, British, Male, 50. Appointed CFO: October 2015. Appointed Director: April 2016. Previous Unilever posts include: Unilever UK and Ireland (EVP and General Manager); Finance Global Markets (EVP); Group Treasurer; Head of Mergers & Acquisitions; Unilever Indonesia (CFO); Group Chief Accountant

NILS SMEDEGAARD ANDERSEN. Previous relevant experience: A.P. Moller – Maersk A/S (Group CEO); Inditex (NED); Carlsberg A/S and Carlsberg Breweries A/S (CEO); Danske Sukkerfabrikker; Tuborg International; Union Cervecera; Hannen Brauerei; Hero Group; European Round Table of Industrialists (Vice-Chairman). Current external appointments: Dansk Supermarket Group (Chairman); BP PLC (NED)

LAURA CHA. Previous relevant experience: Securities and Futures Commission, Hong Kong; China Securities Regulatory Commission. Current external appointments: HSBC Holdings plc (Independent NED); China Telecom Corporation Limited (Independent NED); The Hongkong and Shanghai Banking Corporation (Non-executive deputy Chairman); Foundation Asset Management AB (Senior international advisor)

VITTORIO COLAO. Previous relevant experience: RCS MediaGroup (CEO); McKinsey & Co (Partner); Finmeccanica Group (NED); RAS Insurance (NED). Current external appointments: Vodafone Group Plc (CEO); Bocconi University (International Advisory Board); Harvard Business School (Dean’s Advisory Board); European Round Table of Industrialists (Vice-Chairman); Oxford Martin School (Advisor)

PROFESSOR LOUISE FRESCO. Previous relevant experience: Rabobank (Supervisory Director); Agriculture Department of the UN’s Food and Agriculture Organisation (Assistant director-general for agriculture). Current external appointments: Wageningen UR (President of the Executive Board)

JUDITH HARTMANN. Previous relevant experience: Bertelsmann SE & Co. KGaA (CFO); General Electric; The Walt Disney Company; RTL Group (NED); Penguin Random House (NED); Gruner + Jahr GmbH & Co KG (NED). Current external appointments: Suez (NED); ENGIE (CFO)

MARY MA. Previous relevant experience: TPG Capital (Partner); TPG China (Co-Chairman). Current external appointments: Boyu Capital (Managing Partner); MXZ Investment Limited (Director); Lenovo (NED); Securities and Futures Commission in Hong Kong (NED)

STRIVE MASIYIWA. Previous relevant experience: Africa Against Ebola Solidarity Trust (Co-Founder and Chairman); Grow Africa (Co-Chairman); Micronutrient Initiative (Chairman). Current external appointments: Econet Group (Founder and Executive Chairman); AGRA (Chairman); Rockefeller Foundation (Board member); US Council on Foreign Relations (Member Global Advisory Board); Africa Progress Panel (Board member); Asia Society (Trustee)

YOUNGME MOON. Previous relevant experience: Harvard Business School (Chairman and Senior Associated Dean for the MBA Program); Massachusetts Institute of Technology (Professor); American Red Cross (Board of Governors Member). Current external appointments: Avid Technology (NED); Rakuten (NED); Harvard Business School (Professor)

JOHN RISHTON. Previous relevant experience: Rolls-Royce Holdings plc (CEO); Royal Ahold N.V. (CEO, President and CFO); ICA AB (NED); Allied Domecq plc (NED); AeroSpace and Defence Trade Organisation (ASD) (Board member); British Airways plc (CFO). Current external appointments: Informa PLC (NED); Serco Group PLC (NED); Associated British Ports (NED)

FEIKE SIJBESMA. Previous relevant experience: Supervisory Board of DSM Netherlands (Chairman); Dutch Genomics Initiative (NGI) (Member); Utrecht University (Board member); Dutch Cancer Institute (NKI/AVL) (Board member). Current external appointments: Royal DSM N.V. (CEO and Chairman of the Managing Board); De Nederlandsche Bank (Member of the Supervisory Board); Carbon Pricing Leadership Coalition (Co-Chairman) and Climate Leader, convened by the World Bank Group

Unilever’s Group Secretary is Tonia Lovell and she was appointed in 2010.

OVERVIEW OF NON-EXECUTIVE DIRECTORS – INCLUDING DIVERSITY AND EXPERIENCE

	Marijn	Nils	Laura	Vittorio	Louise	Ann	Judith	Mary	Strive	Youngme	John	Feike
	Dekkers	Andersen	Cha	Colao	Fresco	Fudge	Hartmann	Ma	Masiyiwa	Moon	Rishton	Sijbesma

Age	59	58	67	55	65	65	47	64	56	52	59	57

Gender	Male	Male	Female	Male	Female	Female	Female	Female	Male	Female	Male	Male

Nationality	Dutch / American	Danish	Chinese	Italian	Dutch	American	Austrian	Chinese	Zimbab- wean	American	British	Dutch

Appointment date	April 2016	April 2015	May 2013	July 2015	May 2009	May 2009	April 2015	May 2013	April 2016	April 2016	May 2013	November 2014

Committee membership*	CC, NCGC	AC	CRC, NCGC	CC	CRC (Chairman)	CC (Chairman)	AC	AC	CC	CRC	AC (Chairman)	NCGC (Chairman), CRC

Attendance at planned Board Meetings**	3/3	6/6	6/6	6/6	6/6	6/6	6/6	6/6	3/3	3/3	6/6	6/6

Attendance at ad hoc Board Meetings	2/2	1/2	1/2	1/2	1/2	2/2	2/2	2/2	2/2	2/2	0/2	2/2

Consumer	✓	✓		✓		✓	✓	✓	✓	✓		✓

Sales & Marketing		✓		✓		✓			✓	✓		✓

Geopolitical networks and insights	✓	✓	✓	✓	✓		✓	✓	✓		✓	✓

Science & Technology	✓			✓	✓			✓	✓			✓

Finance	✓	✓	✓	✓			✓	✓	✓		✓	✓

*	AC refers to the Audit Committee; CC refers to the Compensation Committee; CRC refers to the Corporate Responsibility Committee; and NCGC refers to the Nominating and Corporate Governance Committee.
**	Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

Annual Report on Form 20-F 2016	Strategic Report	3

CHIEF EXECUTIVE OFFICER’S REVIEW

It has been a busy start to 2017. While the proposed bid for the Group from the Kraft Heinz Company was without financial and strategic merit – and quickly seen as such – we are using it as an opportunity to review the options open to us to accelerate the delivery of value to shareholders. Our aim is to build on the strong track record we have built up of long-term value creation, which has seen a total shareholder return of 190% since 2009.

We will be saying more about this after the review is completed. For the moment, let me focus on the purpose of this report – a review of 2016. There is no doubt it was another difficult year for the global economy, characterised by low growth and slowing consumer demand. We also saw a significant backlash against the forces of globalisation, with all the related challenges around political polarisation and economic uncertainty.

While a more globalised and digitally-connected world has undoubtedly brought vast social and economic benefits, helping to lift millions out of poverty, it is equally clear that many people now feel left behind, detached from a system that they perceive no longer works in their interests. Brexit in the UK and the US Presidential election were clear manifestations of this desire on the part of many to see our political and economic systems evolve in a way that benefits more people.

These political developments and the rise of populism associated with them added to a growing sense of unease and uncertainty on the world’s markets, calling into question the shape of future trading relationships and in particular the unwelcome prospect of a return to protectionism. This comes at a time when trade is already slowing as a proportion of global GDP – itself one of the clear symptoms of a stuttering world economy.

While economic growth may be slowing there is no let-up in the pace of scientific and technological change. The advent of what has been termed a ‘fourth industrial revolution’ is already disrupting whole industry sectors, including our own, not least by increasing the opportunities for new – and mostly local – entrants. Competition is now coming from many, varied directions, making it more important than ever to stay ahead of fast-moving trends and to ensure our business remains relevant for the future.

Despite this turbulent and challenging backdrop, 2016 was another year of solid progress and achievement for Unilever. Guided by our model of consistent, competitive, profitable and responsible growth, we once again out-performed our markets, with 60% of the business gaining share.

We believe that this model of consistency, particularly at times of uncertainty, is in the best long-term interests of Unilever and a good indication of a robust strategy. Good quality top and bottom line growth has now been delivered over the last eight years, a rare achievement in today’s volatile and unpredictable markets and a clear sign of the progress we have made.

Underlying sales growth of 3.7% in 2016 was a good performance in both absolute and relative terms and would have been higher but for the impact of demonetisation in India and the economic crisis in Brazil, two major markets for Unilever. On the bottom line, profitability stepped-up as a result of our organisational change programmes and the returns we are now getting on the significant investments we have made in modernising our industrial base and in upgrading our in-house capabilities. Furthermore, we continue to exert tight discipline in capital spending and in working capital, with both improving again last year.

Importantly, growth was broad-based across our four major categories. This reflects the sharper and more differentiated strategies we have put in place, as well as our ability to roll-out bigger and stronger innovations to even more markets. Examples from 2016 included two of our thirteen €1 billion plus brands: Rexona Antibacterial deodorant, which helps eliminate over 90% of odour-causing bacteria, was introduced to more than 40 countries; and Omo, with its enhanced formulation and cleaning technology, has now successfully been rolled-out across 27 markets.

In addition to driving our core business, it is also important that we continue to experiment with new models, channels and innovative approaches. That is why we took the opportunity in 2016 to strengthen the business further by acquiring a number of attractive businesses in fast-growing segments of the market and with a strong appeal among Millennials. Seventh Generation, Blueair and the Dollar Shave Club all joined the Unilever family and are proving to be great additions. Since the beginning of 2017 we have also been delighted to welcome Living Proof.

This consistent evolution of the portfolio means that over the last eight years we have disposed of €2.8 billion of turnover in non-strategic businesses and acquired €4 billion in faster growing areas of the market, notably Personal Care, which today accounts for 38% of our total business, up from 28% only eight years ago. We have also invested a total of €3.4 billion in increasing our participation in countries where we do not own 100% of our subsidiaries, most recently in Egypt and China.

The relevance and importance of the Unilever Sustainable Living Plan (USLP) in driving a responsible business model, and in helping to accelerate the growth and profitability of Unilever, was demonstrated again in 2016. Our leadership was also recognized externally. We were industry group leader in the prestigious Dow Jones Sustainability Index, for example, and for the sixth consecutive year we topped the Globescan/SustainAbility survey of experts on leadership in sustainability.

The alignment of our USLP objectives to the 17 Global Goals for Sustainable Development, set out by the United Nations to eradicate poverty in a sustainable and equitable way by 2030, further highlights the relevance of our approach in helping to address some of today’s most urgent global challenges. As the recent report from the Business & Sustainable Development Commission also makes clear, addressing these challenges can generate significant economic opportunities for enlightened businesses, possibly adding as much as €12 trillion to the global economy.

As we look ahead it is clear that the world around us is changing at an accelerating pace. Digital technology in particular is transforming every aspect of the way we live, work and shop.

Companies that thrive in this increasingly dynamic environment will be those best able to respond quickly and innovatively to rapidly changing consumer preferences and market conditions, able to display agility on the one hand and resilience on the other. This calls for faster, simpler and more agile organisational models, as well as cost structures that reflect only the costs that consumers are willing to bear.

We have been answering this call with a major change programme – one of the biggest in Unilever’s history. Connected 4 Growth (C4G) will simplify the way we are organised, freeing up time, resource and – most importantly – the entrepreneurial instinct needed to seize the opportunities that a more digitally connected world provides. The changes, which have been developed thoroughly over the last two years, will touch all elements of Unilever and will help to sharpen even further the strong performance culture we have built up at Unilever.

We will complete the implementation of the C4G programme in 2017. Together with related savings programmes – like Zero-Based Budgeting – it will release funds to support our growth ambitions and accelerate margin improvement, despite what we expect to be a continuation of the very tough trading environment.

Unilever’s strong performance in 2016 and the further steps we took to strengthen the fundamental pillars of the business could not have been achieved without the 169,000 wonderful men and women of Unilever, as well as the many thousands more who work with us throughout the value chain. I thank all of them for their leadership, integrity and dedication.

PAUL POLMAN

CHIEF EXECUTIVE OFFICER

4	Strategic Report	Annual Report on Form 20-F 2016

UNILEVER LEADERSHIP EXECUTIVE (ULE)

FOR PAUL POLMAN AND GRAEME PITKETHLY SEE PAGE 3

DAVID BLANCHARD Chief R&D Officer	MARC ENGEL Chief Supply Chain Officer	KEVIN HAVELOCK President, Refreshment	ALAN JOPE President, Personal Care

Nationality British Age 52, Male

Appointed to ULE January 2013

Joined Unilever 1986

Previous Unilever posts include:

Unilever Research & Development (SVP);

Unilever Canada Inc. (Chairman); Foods America (SVP Marketing Operations); Global Dressings (VP R&D); Margarine and Spreads (Director of Product Development)

Current external appointments:

Ingleby Farms and Forests (NED)

Nationality Dutch Age 50, Male

Appointed to ULE January 2016

Joined Unilever 1990

Previous Unilever posts include:

Unilever East Africa and Emerging Markets (EVP); Chief Procurement Officer; Supply Chain, Spreads, Dressings and Olive Oil Europe (VP); Ice Cream Brazil (Managing Director); Ice Cream Brazil (VP); Corporate Strategy Group; Birds Eye Wall’s, Unilever UK (Operations Manager)

Current external appointments:

PostNL (Member of the Supervisory Board)

Nationality British Age 59, Male

Appointed to ULE November 2011

Joined Unilever 1985

Previous Unilever posts include:

Global Ice Cream Category (EVP); Unilever North America and Caribbean (EVP); Unilever France (Président Directeur Général); Unilever Arabia (Chairman); Unilever UK (Chairman)

Current external appointments: Pepsi/Lipton JV (Co-Chairman)

Nationality British Age 52, Male

Appointed to ULE November 2011

Joined Unilever 1985

Previous Unilever posts include:

Unilever Russia, Africa and Middle East (President); Unilever North Asia (President); SCC and Dressings (Global Category Leader); Home and Personal Care business in North America (President)

KEES KRUYTHOFF President, North America	LEENA NAIR Chief Human Resources Officer	NITIN PARANJPE President, Home Care	RITVA SOTAMAA Chief Legal Officer

Nationality Dutch Age 48, Male

Appointed to ULE November 2011

Joined Unilever 1993

Previous Unilever posts include: Brazil (EVP); Unilever Foods South Africa (CEO); Unilever Bestfoods Asia (SVP and Board member)

Current external appointments:

Pepsi/Lipton JV (Board member); Enactus (Chairman)

Nationality Indian Age 47, Female Appointed to ULE March 2016 Joined Unilever 1992 Previous Unilever posts include: HR Leadership and Organisational Development and Global Head of Diversity (SVP)

Nationality Indian Age 53, Male

Appointed to ULE October 2013

Joined Unilever 1987

Previous Unilever posts include:

Hindustan Unilever Limited (CEO); Home and Personal Care, India (Executive Director); Home Care (VP); Fabric Wash (Category Head); Laundry and Household Cleaning, Asia (Regional Brand Director)

Nationality Finnish Age 53, Female Appointed to ULE February 2013

Joined Unilever 2013

Previous posts include: Siemens AG – Siemens Healthcare (GC); General Electric Company – GE Healthcare (various positions including GE Healthcare Systems (GC)); Instrumentarium Corporation (GC) Current external appointments:

Fiskars Corporation (NED)

AMANDA SOURRY President, Foods	KEITH WEED Chief Marketing & Communications Officer	JAN ZIJDERVELD President, Europe

Nationality British Age 53, Female

Appointed to ULE October 2015

Joined Unilever 1985

Previous Unilever posts include:

Global Hair (EVP); Unilever UK and Ireland (EVP and Chairman); Global Spreads and Dressings (EVP); Unilever US Foods (SVP)

Current external appointments: PHV Corp. (NED)

Nationality British Age 55, Male

Appointed to ULE April 2010

Joined Unilever 1983

Previous Unilever posts include:

Global Home Care and Hygiene (EVP); Lever Fabergé (Chairman); Hair and Oral Care (SVP) Current external appointments:

Business in the Community International Board (Chairman); Business in the Community (Board member)

Nationality Dutch Age 52, Male

Appointed to ULE February 2011

Joined Unilever 1988

Previous Unilever posts include:

South East Asia and Australasia (EVP); Unilever Middle East North Africa (Chairman); Nordic ice cream business (Chairman)

Current external appointments:

AIM (Vice-President); FoodDrinkEurope (Board member); Pepsi/Lipton JV (Board member); ECR Europe (Efficient Consumer Response) (Board member)

Annual Report on Form 20-F 2016	Strategic Report	5

OUR MARKETS

UNILEVER OPERATES IN THE FAST-MOVING CONSUMER GOODS (FMCG) INDUSTRY, ONE OF THE LARGEST AND MOST COMPETITIVE INDUSTRIAL SECTORS IN THE WORLD.

As an indication of the size of the FMCG industry that Unilever competes in, the top 25 global players generate sales of about €590 billion. While enjoying significant scale, global FMCG players are also facing material risks and challenges to their traditional business models.

Our markets are characterised by intense levels of competition, globally but also locally, and equally intense levels of change and fragmentation among consumers, routes to market, media used to reach consumers and business models. This is disrupting the competitor landscape. 2016 has seen significant milestones achieved in Unilever’s response, through innovation-led growth, acquisitions and disposals or our Connected 4 Growth change programme.

Increased competition and disruption within the FMCG industry continue to drive the trend for consolidation and focus, notably among larger players.

Cost reduction is a constant theme, as is a requirement to ensure focus on execution and the management of brands which fit specific strategic objectives. This continues to lead to disposals, with proceeds – at least in part – reinvested in rebalancing portfolios for long-term growth.

Our markets continue to see rapid and conflicting changes to how consumers live, representing significant social challenges for our business. The middle class, middle income, nuclear family – once the bedrock of FMCG businesses – is no longer as culturally dominant. In the US, the middle class has ceased to be the nation’s economic majority, although in emerging markets the middle class continues to expand. However, worldwide the demographic divide continues to widen with older generations commanding significant spending power compared with younger generations often exposed to high levels of unemployment.

That said, research shows that by 2025 Millennials (18-34 year olds) will number around 2.3 billion people, representing the largest population cohort globally. Their spending power will have risen to €1.7 trillion, €570 billion of which will be for non-essential expenditure. Such spending power encourages the trend for growth categories such as foods with organic and traceable ingredients, free-from alternatives and personal care products with natural formulations and greater authenticity – all areas in which Unilever has innovated this year.

Consumer concerns once considered niche, such as sustainability, have gone mainstream. Our own research shows that interest in sustainability cuts across demographic and socio-economic groups, with 78% of consumers in the US, 53% in the UK, 85% in Brazil and 88% in India agreeing that they felt better about themselves when they bought products that they knew were sustainable or better for the environment. These trends are shared across emerging markets and developed markets with consumers in emerging markets often more acutely aware of sustainability issues. In South Africa, for instance, our laundry brand Sunlight responded with a revolutionary water-saving formulation in 2016 which reduced by half the amount of water and time required for laundry.

Whether in emerging or developed markets, the trend for consumers to be motivated to buy sustainably is clear. In Unilever’s study, 54% of consumers either already buy sustainably or are open to buying sustainably.

ECONOMIC FORCES

2016 has added further evidence to the prevailing wisdom among economists of a ‘slow growth’ global economy becoming embedded as a medium- to long-term issue, caused by falling population growth and productivity levels. The OECD has predicted that its members, plus Nigeria (Africa’s largest economy), will see average growth over the next 50 years of 2.4%, down from 3.6% over the previous 50 years.

In the short-term, a mix of weakening consumer confidence during 2016 combined with a recovery in commodity prices, such as Brent Crude and palm oil, and sharp fluctuations in the currency markets, have continued to drive volatility in our markets. Against this backdrop, growth in Europe was slightly down, with increased political and economic uncertainty caused by events such as the UK’s decision to leave the EU. We respect the outcome of the UK’s EU referendum. Brexit will not change our commitment to creating a strong and thriving UK and European business. Since we sell our products in more than 190 countries, we are used to dealing in many currencies and inside many different trading structures. We will adapt to the new arrangements, whatever the outcomes. In the meantime, we remain focused on delivering consistent, competitive, profitable and responsible growth.

North America is witnessing slightly better economic conditions and an improvement in growth. In emerging markets, Latin America has experienced slowing consumer demand with countries such as Brazil in recession while Asia has seen weaker demand with some inflationary pressures coming through.

Emerging markets still provide the FMCG industry with significant growth potential and cause for optimism. Unilever is unique in having around 70% of its volume in emerging markets, equal to 57% of turnover in emerging markets. Unlike in developed markets such as the US, the number of people at middle income levels is expected to continue to grow, with a further 800 million by 2020 generating higher levels of per capita consumption that will benefit FMCG companies. The continuing trend of urbanisation in emerging markets means there will be another 400 million people living in cities while an additional 300 million women are predicted to move into paid employment by 2020, supporting demand for FMCG products.

There are certainly bright spots in emerging markets but overall growth is weaker at present than many FMCG groups have been used to.

MARKET DISRUPTORS

These more restrained growth rates make traditional business models all the more sensitive to greater competition, which is becoming ever more disruptive and unpredictable in nature.

A key disruptor is the increased success of local competitors. These players have always been present but are increasingly sophisticated. Their advantages include a scale and organisational approach that allows for a more agile, nimble and culturally attuned response to changing consumer needs, thanks to relevant local insights.

At the same time, the FMCG industry is seeing a new generation of entrepreneur enter the industry with brands that speak directly to growth segments, such as Millennials, with values, purpose and attributes directly relevant to these groups.

6	Strategic Report	Annual Report on Form 20-F 2016

Such entrepreneurial challengers utilise digital distribution and marketing to forge alternative business models that represent another source of disruption. Chief among these is a direct-to-consumer model with cost advantages and faster response times to changing consumer needs. Crucial also is the direct relationship forged with consumers, providing data that can be utilised to improve brand offers and more accurately generate and predict sales opportunities. Such direct-to-consumer models are accelerating the further fragmentation of the traditional sales channels used by FMCG groups, such as the ‘big box’ retailers and long-established distributors within markets. Brands that can apply a subscription model – generally premium brands with strong consumer engagement – or are a replenishment purchase are particularly well suited to the direct-to-consumer model.

Unilever is responding to these challenges by making the business fitter and more agile through our Connected 4 Growth programme. Our focus on active portfolio management means we can also respond through acquisitions and disposals to ensure our brand portfolio remains resilient. Our acquisition of Dollar Shave Club in 2016 is a good example of this.

DIGITAL REVOLUTION

The adoption of digital technology continues to impact every walk of life. Research shows that global online shopping retail sales are predicted to grow to US$370 billion in 2017, while 18-34 year olds in the US spend US$2,000 per head on e-commerce annually which is more than any other group.

Digital shopping is being powered by mobile devices with about 50% of the world’s population now mobile subscribers and PC sales in decline. Mobile access to the internet is being accelerated by the take-up of smartphones, which Cisco predicts will account for half of all global devices and connections by 2020.

Digital technology is also empowering companies’ understanding of consumers. Unilever’s own Consumer and Market Insights (CMI) group has created People Data Centres which analyse data from social media, consumer carelines and digital marketing to turn millions of conversations into business decisions to maximise sales and revenue.

Consumers’ use of technology, however, is constantly changing. Generation Z (post-Millennial generation) are increasingly adopting applications such as WhatsApp and Snapchat, reflecting an evolving approach to social media usage, including a more comprehensive use of privacy settings.

Artificial Intelligence, augmented and virtual reality are increasingly being incorporated in many companies’ marketing plans with these technologies rapidly going mainstream and falling within consumer affordability, increasing take-up and further accelerating its development.

ENVIRONMENTAL AND SOCIAL CHALLENGES

The business case for sustainability is increasingly accepted, witnessed by private sector support of the Global Goals for Sustainable Development (see page 19) and evidence that consumers want to buy more sustainably. Unilever is not alone in recognising that a sustainable business requires sustainable production, sustainable consumption and climate stability but there is more work to be done.

According to the World Meteorological Organization, 2016 was the hottest year on record. The top three ten-year risks in the World Economic Forum’s Global Risks Survey relate to this fact. They are: water crises; failure of climate change mitigation and adaptation; and extreme weather events. The FMCG industry relies on agriculture to provide its raw materials but agriculture is also part of the environmental problem, causing deforestation which accounts for 15% of global greenhouse gas emissions. Consumption places a strain on natural resources such as water and uses energy in both manufacturing and end-use which contributes to harmful emissions and further climate change problems.

We are taking direct action to address climate change within our value chain. For instance, we have committed to being carbon positive in our operations by 2030, with all electricity purchased from the grid coming from renewable sources and coal eliminated from our energy mix by 2020. We will also support the generation of more renewable energy than we consume and make the surplus available to the markets and communities where we operate.

There are serious human and social consequences to these environmental challenges too, not least displacement caused by severe weather events and threats to the livelihoods of smallholder farmers. Shortages of clean water have hygiene implications while the dwindling of natural resources reinforces social inequality. Find out how we are addressing societal issues on pages 16 to 18.

Annual Report on Form 20-F 2016	Strategic Report	7

OUR BUSINESS MODEL

WE BELIEVE THAT SUSTAINABLE AND EQUITABLE GROWTH IS THE ONLY LONG-TERM BUSINESS MODEL. THAT IS WHY WE HAVE PLACED THE UNILEVER SUSTAINABLE LIVING PLAN AT THE HEART OF OURS.

Our sustainable business model drives growth that is consistent by reducing risks, is more competitive by inspiring innovations that help us grow, is more profitable by reducing costs and is more responsible – leading to enhanced trust in our business.

The three big goals of the USLP – to help more than 1 billion people improve their health and well-being by 2020; to halve the environmental impact of our products across the value chain by 2030; and to enhance the livelihoods of millions as we grow our business by 2020 – are integrated into our business model. From sustainable sourcing of our agricultural raw materials to eco-production in manufacturing to marketing brands with purpose – the USLP is our blueprint for achieving our vision.

We invest in innovation and brands, which creates profitable volume growth. Our scale spreads fixed overheads, improving profitability further, and this profitable growth allows us to reinvest, generating more free cash flow which can be further invested in brands and innovation which in turn drive more profitable volume growth. Our geographical reach also helps spread the risks of local environmental disruptions in our markets caused by climate change.

CONSUMER INSIGHT

Our business model begins with consumer insight which informs brand innovation. Accurate insight is critical to understanding how markets are changing and segmenting. We forge relationships with consumers through insights from focus groups and quantitative studies. Digital research adds one-on-one sophistication while new lines of communication are opening through direct-to-consumer channels, allowing closer relationships.

Our Consumer and Market Insight (CMI) group helps us prioritise growth opportunities. Through CMI we monitor data about consumption patterns and social media dialogue to inform action, including sustainability insights, which drive product innovations and behaviour change programmes.

COLLABORATION

Collaboration is critical to our success. We are open to external ideas and adept at capturing and integrating their benefits. The USLP involves working with many governments and NGOs. Our supply chain operates our Partner to Win programme to encourage innovations from suppliers. For example, we work with biotechnology partners to create laundry products that give superior stain removal and whiteness while using less water and energy. This furthers innovation-led growth and our USLP commitment to halve the environmental impact of our products across their lifecycle.

INNOVATION

Unilever spends €1 billion annually on research and development, employing approximately 6,000 experts to drive innovation, often in partnership with suppliers and academia. Our innovations use insights and technologies to deliver brand-led benefits which meet the latest trends. Examples include natural variants in Foods and Personal Care by our Knorr and TRESemmé brands, and vegan product variants by Ben & Jerry’s and Hellmann’s. Our innovation is increasingly responsive to local needs, landing results faster into markets.

An important development in 2016 has been the announcement of our intention to build a new global Foods Innovation Centre in Wageningen, The Netherlands, complementing similar innovation centres in Port Sunlight and Colworth in the UK, Shanghai in China, Bangalore in India and Trumbull in the US.

SOURCING

Our procurement teams are responsible for purchasing €34 billion of goods and services. They are central to driving efficiencies to enhance profitability, delivering over €1 billion of savings, but also implementing our USLP. 51% of our agricultural raw materials were sustainably sourced in 2016, including 95% of our top 13 vegetables and herbs and 75% of tea, supporting brands such as Knorr and Lipton. 67% of our suppliers met the mandatory self-assessed criteria in our Responsible Sourcing Policy.

8	Strategic Report	Annual Report on Form 20-F 2016

MANUFACTURING

We operate 306 factories in 69 countries and employ approximately 100,000 people in 100 countries. Our focus is on implementing World Class Manufacturing with 119 factories enrolled and €139.5 million of savings identified. We also carry out annual climate change risk assessments at the manufacturing site level alongside environmental initiatives.

Our Aguai factory in Brazil is setting new benchmarks in sustainability. With Brazil’s water system under huge strain due to climate change, 60% of the site’s water needs will be met by collecting rainwater and recycling waste water, while returning clean water to the environment. Skylights reduce artificial light needs and solar panels power the entire administration block.

LOGISTICS

We operate a network of around 400 warehouses globally coordinated by a central system of control towers that improve customer service, cut costs and reduce emissions. We transport goods the equivalent of approximately 1.5 billion km a year. In 2016, despite significantly higher volumes, we have achieved a 7.5% CO2 absolute emissions reduction across 14 countries compared to 2015. We have also delivered a 27% improvement in CO2 efficiency measured as kg CO2/tonne sold compared to 2010 figures across these 14 countries. This has been achieved by reducing truck mileage; using lower emission vehicles and fuels; employing alternative transport such as rail or ship; and improving the energy efficiency of our warehouses.

MARKETING

In 2016 we mapped consumers’ purchase journeys in the digital world, using data to delve deeper and segment consumers more accurately. This enables us to deliver more relevant, authentic and effective marketing content in real time using the full range of digital communications. We have launched U-Studio, our in-house studios, to create content and advertising across our digital platforms, direct-to-consumer, e-commerce channels and our social and digital communications to make marketing faster, more efficient and effective. In parallel U-Entertainment collaborates with media companies to create brand-inspired entertainment content.

Sustainability is an integral part of our brand strategies. We want all of our top brands to be Sustainable Living brands, which combine a strong purpose delivering a social or environmental benefit, with products contributing to at least one of our USLP goals.

SALES

Generating turnover of €52.7 billion in 2016 in a highly competitive market place involves a sophisticated Customer Development function. We work closely with retailers, online through e-commerce and in physical stores. Our teams ensure our brands are always available, properly displayed and in the right recommended price bracket. We strive to be supplier of choice for customers and trade partners, through strong joint business planning and in-store execution applying our Perfect Store programme. In 2016 this reached 10 million plus executions, to deliver sales growth as we launch product innovations and brand extensions, and enter new geographies.

In 2016 we developed a strategic framework to ensure Unilever wins with every shopper on every occasion. As the traditional channels continue to fragment, we have brought renewed focus to e-commerce and out-of-home. We have now added an additional focus on small and convenience stores. There are 33 million of these globally, growing at about 5% annually as consumers shop more regularly for smaller baskets of goods. We are using our global advantages of technology and analytics to help us execute through these local channels via flexible service models and digitised distribution systems, further strengthening our strong heritage in this channel.

DELIVERING VALUE FOR OUR STAKEHOLDERS

Key to our sustainable business model are our stakeholders. To succeed we need to engage and work in partnership with them. They include customers and consumers; investors; suppliers; governments, regulators and legislators; NGOs and charities; scientific institutions and academia; and other organisations in the business world, including peer companies and trade associations.

Some of our stakeholders are direct participants in our value chain and are integral to our ability to deliver consistent, competitive, profitable and responsible growth. Others influence how we do business by setting the laws and norms within our countries of operation. In turn, we deliver value to our stakeholders in various forms. Read about the value we deliver for consumers, society, employees and shareholders on pages 14 to 22.

Stakeholder engagement is essential in delivering our Compass strategy outlined on page 10 and in tackling the issues addressed by the USLP. We also combine action in our business with external advocacy and joint working with governments, NGOs and others through ‘transformational change’ partnerships. By working together, we believe that fundamental change is possible in the near-term. Read more about our work in our four transformational areas in the Society section on page 16.

Annual Report on Form 20-F 2016	Strategic Report	9

OUR STRATEGIC FOCUS

OUR CATEGORIES HAVE CLEARLY DEFINED STRATEGIES WITH THE COMMON GOAL OF GROWTH THAT IS CONSISTENT, COMPETITIVE, PROFITABLE AND RESPONSIBLE.

Further binding the category strategies together are our Compass pillars which define how Unilever wins in the FMCG industry. They are:

•	Winning with brands and innovation
•	Winning in the marketplace
•	Winning through continuous improvement
•	Winning with people.

Underpinning the Compass is the USLP which is the foundation of our business. By delivering social and environmental benefits throughout our business we drive our growth, which in turn drives our ability to improve the lives and opportunities of people everywhere.

The USLP contributes directly to consistent growth by helping manage risk through the supply of sustainably-grown agricultural raw materials, such as vegetables in our Foods brands, especially important as climate change affects rainfall. It drives growth that is competitive by stimulating innovation to create brands that meet the growing consumer demand for sustainable products. Profitable growth is achieved by reducing costs through our eco-production methods in our factories, which reduce waste, use fewer raw materials and consume less energy. And responsible growth is an outcome from the trust that we earn by acting ethically and responsibly. Our impact on society through the USLP and our wider partnerships and collaboration, is detailed further on page 16.

Each of Unilever’s four category strategies includes specific priorities aimed at growing sales and delivering improved financial metrics, such as margin and cash flow, against a backdrop of continued low growth in markets globally. The individual category strategies are:

•	Personal Care – Grow the core and build premium
•	Foods – Accelerate growth and preserve the value of strong cash flows
•	Home Care – Step up profitability and scale household care
•	Refreshment – Grow ice cream return on capital investment and accelerate growth in tea.

Our categories face numerous and increasingly complex challenges in their markets as the industry experiences rapid fragmentation and disruption. However, our Compass pillars provide strategic responses to help drive growth ahead of our markets.

Our success as an organisation depends on our ability to identify and mitigate the risks generated by our business and the markets we are in. In doing this, we take an embedded approach to risk management which puts risk and opportunity assessment at the core of the leadership team agenda, which is where we believe it should be. A summary of the most material risks to our business performance – our Principal Risk Factors – are described on pages 37 to 41.

WINNING WITH BRANDS AND INNOVATION

We are innovating to meet trends displaying high growth. For instance, Pure Leaf tea responds to the demand for natural ingredients, Sunsilk Hijab Recharge shampoo benefits Muslim women wearing hijabs, while Lux Silicone-Free and the recently launched Hellmann’s vegan mayonnaise provide ‘free-from’ alternatives.

Our ambition is to divide our innovation work as follows: 70% global brands at scale, such as Magnum and Axe; 20% global brands locally adapted, for example Knorr and Sunsilk; 10% local brands like Bango and Marmite.

We are focused on innovating in high-growth segments, creating our own disruptive technologies, innovating faster and being more agile locally. In 2016 43% of innovation turnover was driven by new technology which differentiates us from competitors, up by more than 20% in recent years. This is increasingly driven by collaboration with external parties through our global R&D, supply chain and procurement functions.

Marketing drives consumer-led growth but has to remain relevant. In 2016 we have trained more than 5,000 marketers globally with over 90,000 lessons through our Connected World Programme to increase the digital skills and understanding that are essential in a connected world.

We work closely with partners developing leading marketing and insight technology. Through Unilever Ventures, for example, we have invested in and partnered with Blis to provide geo-located mobile targeting services to drive footfall to our T2 tea stores. Technology also drives further efficiency in our €8 billion annual marketing spend. For instance, ULTRA is our proprietary trading desk which allows programmatic planning and buying across digital platforms globally.

10	Strategic Report	Annual Report on Form 20-F 2016

WINNING IN THE MARKETPLACE

We lead market development by growing new channels with a focus on execution through our Perfect Stores programme.

We work with customers, such as large retail chains, to generate insights about who visits their stores using technology that creates detailed shopper profiles. This allows us to target and personalise campaigns. We also work closely with these customers for our new ‘Selling with Purpose’ programme, which will increase the number of touch-points in our distribution chain, thereby creating more employment opportunities for people across the world, and enabling our consumers to enjoy our brands with purpose, which in turn unlocks growth.

E-commerce grew 49% in 2016 and the direct to consumer channel expanded significantly, mainly through the acquisition of Dollar Shave Club, growing at 47% year-on-year.

Acquisitions are part of our relentless focus on actively managing our brand portfolio. They help preserve our market position in attractive segments where we can bring our global scale and local strengths to bear. They also bring us disruptive business models and business styles that are entrepreneurial, helping transform our business culture. Disposals liberate capital to reinvest in higher-growth segments in support of our objective of long-term growth.

WINNING THROUGH CONTINUOUS IMPROVEMENT

Key to Unilever meeting its growth ambitions is building agility and resilience into our organisation. We have three key initiatives within our Connected 4 Growth programme:

Organisational Change – a programme to make us faster, simpler, more consumer and customer-centric while unlocking capacity. It will make us more agile at lower cost with a more streamlined organisation. We are deploying more resource in global brand communities and local operations, with fewer layers in decision-making. It will allow us to leverage what can be done globally at scale while empowering people to take more effective action locally.

Zero-Based Budgeting (ZBB) – we have analysed expenditure and challenged what we spend, where and why to help drive value and growth. Having benchmarked Unilever to identify where we spend above and below peers, we have identified which activities can deliver savings and which have appropriate expenditure. ZBB, together with the Organisational Change programme, will aim to deliver at least €1 billion of savings by 2018 and more than €1 billion by 2019, to further support our business.

Net Revenue Management (NRM) – a detailed programme to optimise pricing which aims to drive additional volume as well as value. It ensures the right packs, at the right prices in the right channels to optimise differing buying opportunities. At the end of 2016 NRM had been applied to about 50% of our turnover since its introduction.

WINNING WITH PEOPLE

Our People strategy aims to ensure that we attract and retain the talent we require to achieve our strategic growth priorities. Our workforce, totalling around 169,000 people, is our most powerful resource to transform our business.

We are becoming a more agile and empowered organisation. By changing our structure, we are creating more capable leaders with more time to focus on their roles and we are inspiring our people through purpose, well-being and management. Our people are also key to delivering the USLP and contributing to its targets.

More details about Our People can be found on pages 20 and 21.

.

Annual Report on Form 20-F 2016	Strategic Report	11

OUR PERFORMANCE

THE BENEFITS THAT OUR VISION AND STRATEGY DELIVER TRANSLATE INTO PERFORMANCE FOR SHAREHOLDERS AND SOCIETY AT LARGE.

FINANCIAL PERFORMANCE

GROWING THE BUSINESS: GROUP

TURNOVER GROWTH		OPERATING MARGIN

2016		2016

(1.0)%		14.8%

2015: 10.0%		2015: 14.1%

UNDERLYING SALES GROWTH*	UNDERLYING VOLUME GROWTH*	CORE OPERATING MARGIN*	FREE CASH FLOW*

2016	2016	2016	2016

3.7%	0.9%	15.3%	€4.8 billion

2015: 4.1%	2015: 2.1%	2015: 14.8%	2015: €4.8 billion

Underlying sales growth averaged 4.4% over five years.	Underlying volume growth averaged 2.0% over five years.	Core operating margin has steadily increased over five years from 13.7% to 15.3%.	Unilever has generated free cash flow of €20.9 billion over five years.

GROWING THE BUSINESS: CATEGORIES

PERSONAL CARE	FOODS	HOME CARE	REFRESHMENT

Turnover	Turnover	Turnover	Turnover

€20.2 billion	€12.5 billion	€10.0 billion	€10.0 billion

2015: €20.1 billion	2015: €12.9 billion	2015: €10.2 billion	2015: €10.1 billion

Turnover growth	Turnover growth	Turnover growth	Turnover growth

0.5%	(3.1)%	(1.5)%	(1.1)%

2015: 13.2%	2015: 4.5%	2015: 10.9%	2015: 10.3%

Underlying sales growth	Underlying sales growth	Underlying sales growth	Underlying sales growth

4.2%	2.1%	4.9%	3.5%

2015: 4.1%	2015: 1.5%	2015: 5.9%	2015: 5.4%

Operating margin	Operating margin	Operating margin	Operating margin

18.4%	17.4%	9.5%	9.7%

2015: 18.1%	2015: 17.8%	2015: 7.3%	2015: 8.3%

Core operating margin	Core operating margin	Core operating margin	Core operating margin

19.1%	17.9%	9.7%	9.9%

2015: 18.9%	2015: 18.2%	2015: 7.6%	2015: 9.4%

*	Key Financial Indicators.

Underlying sales growth, underlying volume growth, core operating margin and free cash flow are non-GAAP measures. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to our commentary on non-GAAP measures on pages 26 to 28.

12	Strategic Report	Annual Report on Form 20-F 2016

UNILEVER SUSTAINABLE LIVING PLAN

IMPROVING HEALTH AND WELL-BEING	ENHANCING LIVELIHOODS
By 2020 we will help more than a billion people take action to improve their health and well-being.	By 2020 we will enhance the livelihoods of millions of people as we grow our business.

HEALTH AND HYGIENE

TARGET

By 2020 we will help more than a billion people to improve their health and hygiene. This will help reduce the incidence of life-threatening diseases like diarrhoea.

PERFORMANCE

Around 538 million people reached by end 2016 through our programmes on handwashing, safe drinking water, oral health, sanitation and self-esteem.

NUTRITION

TARGET

By 2020 we will double the proportion of our portfolio that meets the highest nutritional standards, based on globally recognised dietary guidelines. This will help hundreds of millions of people to achieve a healthier diet.

PERFORMANCE

35% of our portfolio by volume met the highest nutritional standards in 2016, based on globally recognised dietary guidelines.

FAIRNESS IN THE WORKPLACE

TARGET

By 2020 we will advance human rights across our operations and extended supply chain.

PERFORMANCE

67% of procurement spend through suppliers meeting mandatory requirements of our Responsible Sourcing Policy.

We continued to embed human rights with a focus on our eight salient human rights issues which are documented in our 2015 Human Rights Report.

Our Total Recordable Frequency Rate for 2016 was 1.01 per million hours worked (2015: 1.12).**◇f

Engagement score among 6,228 employees surveyed in 2016 was 76% (2015: 77%).**‡

OPPORTUNITIES FOR WOMEN

TARGET

By 2020 we will empower

5 million women.

PERFORMANCE

We enabled around 920,000 women to access initiatives aiming to promote their safety, develop their skills and expand their opportunities.

The percentage of persons of each sex who were Unilever managers was 54% male and 46% female (2015: 55% male and 45% female).**

INCLUSIVE BUSINESS

TARGET

By 2020 we will have a positive impact on the lives of 5.5 million people.

PERFORMANCE

In 2016 we enabled around 650,000 smallholder farmers and 1.5 million small-scale retailers to access initiatives aiming to improve their agricultural practices or increase their incomes. [f]

REDUCING ENVIRONMENTAL IMPACT
By 2030 our goal is to halve the environmental footprint of the making and use of our products as we grow our business.

GREENHOUSE GASES

TARGET

Halve the greenhouse gas impact of our products across the lifecycle by 2030.

PERFORMANCE

OUR OPERATIONS

We produced 83.52 kg CO2 from energy per tonne of manufacturing production (2015: 88.49kg).**◇f

OUR PRODUCTS’ LIFECYCLE

Our greenhouse gas impact per consumer use has increased by around 8% since 2010.[q]

WATER

TARGET

Halve the water associated with the consumer use of our products by 2020.

PERFORMANCE

OUR OPERATIONS

We used 1.85m3 water per tonne of manufacturing production (2015: 1.88m3).**◇f

OUR PRODUCTS IN USE

Our water impact per consumer use has reduced by around 7% since 2010.

WASTE

TARGET

Halve the waste associated with the disposal of our products by 2020.

PERFORMANCE

OUR OPERATIONS

We sent for disposal 0.35kg of total waste per tonne of manufacturing production (2015: 0.26kg).**◇f

OUR PRODUCTS AT DISPOSAL

Our waste impact per consumer use has reduced by around 28% since 2010.◇[q]

SUSTAINABLE SOURCING

TARGET

By 2020 we will source 100% of our agricultural raw materials sustainably.

PERFORMANCE

51% of agricultural raw materials sustainably sourced by end of 2016 (2015: 60%).[y] This includes 48% as physical sustainable sources (2015: 39%) and 3% in the form of certificates used mainly in soy and sugar (2015: 3%). In 2016, we stopped buying GreenPalm certificates (2015: 18%). See Society (page 18) for an explanation.

**	Key Non-Financial Indicators.
◇	PricewaterhouseCoopers (PwC) assured. For details and the basis of preparation see www.unilever.com/ara2016/downloads.
f	Measured 1 October – 30 September.
‡	Full Global People Survey not undertaken in 2015. Comparator is for full survey among managers in 2014.
Around 300,000 women have accessed initiatives under both the Inclusive Business and the Opportunities for Women pillars in 2016.
q	The 2010 baseline has been restated by a reduction of 0.2g CO2 per consumer use for Greenhouse Gases and a reduction of 0.04g per consumer use for Waste.
y	In 2016 had we continued to buy GreenPalm certificates our overall sustainable sourcing performance in 2016 would have been 66%.
For more details see www.unilever.com/sustainable-living.

Annual Report on Form 20-F 2016	Strategic Report	13

DELIVERING VALUE FOR OUR STAKEHOLDERS

OUR CONSUMERS

PERSONAL CARE

PERSONAL CARE IS UNILEVER’S LARGEST CATEGORY WITH A TURNOVER OF €20.2 BILLION IN 2016, ACCOUNTING FOR 38% OF UNILEVER’S TURNOVER AND 48% OF OPERATING PROFIT.

Unilever is one of the big three global players in Personal Care, with a growth rate that continues to outpace the market. It includes five €1 billion brands: Axe, Dove, Lux, Rexona and Sunsilk.

Personal Care’s strategic role is to deliver competitive growth of the core brands while premiumising the overall portfolio. In 2016 the category continued to execute its strategy and delivered underlying sales growth of 4.2%.

Dove continued its global Self Esteem Project, helping the next generation of women to realise their full potential, and helping make beauty a source of confidence, not anxiety. In 2016, Dove unveiled a new campaign in India, ‘Let’s Break the Rules of Beauty’, aimed at inspiring India to embrace its own diversity and widening beauty ideals beyond current stereotypes. The centrepiece of the campaign was an online film that captured 85 ‘real women’ from across India celebrating their own ideal of beauty.

In 2016 Axe announced a bold new direction with a campaign that took a progressive point of view on masculinity and attractiveness. Contributing to Unilever’s #unstereotype initiative, Axe called on men all over the world to ‘Find Your Magic’, offering a broader range of male grooming products to help men work on their individual style, and in doing so challenge stereotypical notions of masculinity. The new range includes daily fragrances, hair styling, body washes, and antiperspirants. Brand performance has improved in a number of geographies and brand equity was stronger, but continued focus and investment are required in 2017 to improve financial contribution consistently across all countries.

The growth of our core brands was fuelled by innovation and equity building communication.

Growth in hair care was supported by innovations such as TRESemmé Beauty-Full Volume. This is a unique reverse system, first using conditioner to soften hair, then shampoo to wash away weight, improving volume-seekers’ product experience and beauty results.

In our deodorants business, Rexona Antibacterial Defence built on its 2015 launch and is now present in more than 40 countries, helping fight the bacteria which cause body odour with 48 hours of protection.

Personal Care is also home to several brands which are driving Unilever’s purpose of making sustainable living commonplace. In addition to Dove, these include Lifebuoy and Signal, which we categorise as Sustainable Living brands.

We are under-represented in the premium segment of the global Personal Care market and so we continued to build our market share in this fast-growing market segment. We strengthened and expanded our premium brands such as TRESemmé and Zendium, and launched and supported premium ranges and formats including Dove Advanced Hair Series and Signal White Now.

Our acquisition of brands such as Dollar Shave Club in the male grooming segment and Living Proof in early 2017, the premium hair care business, demonstrated active management of our portfolio. We also continued to build the prestige skin care brands acquired in 2015: Dermalogica; Murad; Kate Somerville; and REN.

The digital revolution is quickly changing how we do business and how we build brands. Responding quickly to these opportunities is an important priority for the Personal Care category. Communication for our brands increasingly makes the most of digital channels, from video or display to social media and search. The Axe ‘Find Your Magic’ campaign took a digitally-led multi-channel approach, while All Things Hair, our content-rich online channel, offers hair ideas, insights on latest trends, and how-to videos on a digital platform. The acquisition of Dollar Shave Club brought us a direct-to-consumer business model that thrives on insights generated from rich relationships with its members.

The Unilever-wide Connected 4 Growth transformation programme is helping evolve the Personal Care organisation so that we continue to grow ahead of our markets. Global strengths are increasingly combined with local insights to make initiatives more consumer and customer-centric, with ways of working becoming faster and simpler.

FOODS

FOODS GENERATED TURNOVER OF €12.5 BILLION IN 2016, ACCOUNTING FOR 24% OF UNILEVER’S TURNOVER AND 28% OF OPERATING PROFIT.

It includes €1 billion brands Knorr and Hellmann’s, both of which are Sustainable Living brands. Alongside global brands, we have iconic local brands such as Bango in Indonesia, Robertson’s in South Africa and Kissan in India.

The category’s strategic role is to accelerate top-line growth while maintaining profitability and its strong cash contribution.

To achieve this, the category has three priorities: accelerating growth in emerging markets, which now account for more than 40% of sales; modernising our portfolio to address changing consumer habits; and preserving value in the Baking, Cooking and Spreads (BCS) business (Europe and North America).

We made solid progress in 2016 against these goals, although markets remained challenging and volatile, characterised by acceleration of local competition, ongoing price deflation in Europe and currency devaluation in emerging markets. This highlights the importance of Unilever’s Connected 4 Growth programme to transform the organisation, making us leaner, fitter and more empowered to tackle the challenges we face.

In 2016, underlying sales growth improved to 2.1% thanks to an acceleration in Knorr and Hellmann’s and strong positive momentum in savoury, dressings and Food Solutions.

Sales in emerging markets expanded by over 7%, broadly ahead of market. Growth has been particularly strong in Latin America, Africa and South East Asia, with all markets showing double-digit growth. Except for South East Asia, where Bango continued to be a key growth driver, underlying sales growth has been predominantly price-led, with volume lagging.

In both Europe and the US, consumers continue to seek greater trust and transparency from products along with new taste experiences and healthier options. In response, we modernised our portfolio by reformulating existing products and launching new organic and ‘100% natural’ variants under Hellmann’s and Knorr respectively. We saw good growth in our US dressings business, and both Hellmann’s and Knorr grew market share in a highly competitive environment.

In BCS, we repositioned key brands to feature their plant-based origins which showed early signs of success. We also implemented a leaner, more market-facing organisation. However, these have not stemmed the overall decline of the category driven by changing consumer preferences. There were no fundamental changes to the negative trend in Europe and the US.

Our sustainability mission – ‘Food that tastes good, does good and doesn’t cost the earth’ – remains at the heart of our category strategy. For instance, we have improved food fortification with Blue Band in Africa and continue to promote healthy, nutritious cooking with Knorr and made reducing food waste a priority in Food Solutions.

2016 also saw a step-change in our digital marketing to respond to changing consumer and media trends. This includes the successful Hellmann’s #strangewich activation in the US and the ground-breaking Knorr #LoveAtFirstTaste film, which generated around 2.1 billion impressions and well over 100 million YouTube views.

14	Strategic Report	Annual Report on Form 20-F 2016

HOME CARE

HOME CARE GENERATED TURNOVER OF €10.0 BILLION IN 2016, ACCOUNTING FOR 19% OF UNILEVER’S TURNOVER AND 12% OF OPERATING PROFIT.

It includes €1 billion brands Dirt is Good and Surf as well as other household names including Comfort, Sunlight, Domestos and our water purification brand, Pureit. Dirt is Good, Domestos and Radiant are Sustainable Living brands.

The category generates 80% of its sales in emerging markets where strong future growth is most likely and holds the number one position in 7 out of its top 10 markets.

Home Care’s strategic role is to step up profitability and scale household care. It made good progress delivering on this strategy during 2016, generating underlying sales growth of 4.9% while expanding operating margin by 2.2 percentage points. It achieved this by simplifying its operations, increasing efficiencies and providing consumers the opportunity to trade up through premium offerings.

This performance was delivered in a rapidly evolving consumer environment that witnessed intensifying competition both globally and locally, presenting opportunities as well as challenges for Home Care’s brands.

Rapid urbanisation and more women in the workforce mean households have more income, and better homes and clothes, but less time for household tasks. Cif responded by expanding its Ultrafast and Power & Shine range of trigger sprays, delivering efficacy and convenience while growing market share for household care. Dirt is Good addressed the need for greater convenience by launching ancillaries in Argentina, Chile and Colombia. Skip sharpened its brand proposition with an innovative campaign which started its rollout to 11 markets, meeting fashion lovers’ demands for superior garment care. Higher disposable incomes and an appetite for improved fragrance and longer lasting garment freshness fuelled growth in the fabric conditioner market in which Comfort Intense, the ultra-concentrated fabric conditioner, continued to grow.

Urbanisation combined with water stress and pollution results in consumers becoming more concerned about health, hygiene and the environment. Although existing brands such as Domestos and Pureit were already responding to this concern, in 2016 Home Care stepped up its response to these issues through strategic acquisitions. These comprised Blueair, a pioneer of premium air purifiers which also introduced a new and fast-growing product category into Home Care, and Seventh Generation, a leading manufacturer of plant-based products with a strong Millennial following.

As consumers grow increasingly aware of the impact their choices have on the world around them, the need for a brand to also be meaningful and have a strong purpose becomes imperative. To this end the category’s brands are key to realising Unilever’s Purpose of making sustainable living commonplace.

In 2016, Surf established a three-year partnership with Oxfam to alleviate the burden of unpaid care work on women and Sunlight introduced a revolutionary water-saving formulation in South Africa, halving the amount of water and time required for laundry. Meanwhile, Domestos and its partners, including UNICEF, continued their work to help around 6 million people gain improved access to a toilet through behaviour change interventions and capacity-building initiatives.

The connected, digital world is not only changing how consumers buy Home Care products but also giving rise to stronger local competition. Home Care is building digital capabilities to enhance its brands and innovations while utilising digital retail channels such as direct to consumer. It used this channel successfully in 2016 to launch the Neutral brand into the UK, offering household, face, skin and baby care products, all free from perfumes or colourants.

Underpinning these achievements was a strong focus on end to end value creation to improve margins and cash generation, driving profitability through lower costs and simpler, more efficient operations.

REFRESHMENT

REFRESHMENT GENERATED TURNOVER OF €10.0 BILLION IN 2016, ACCOUNTING FOR 19% OF UNILEVER’S TURNOVER AND 12% OF OPERATING PROFIT.

It includes €1 billion brands such as Heartbrand (e.g. Wall’s), Magnum and Lipton. Lipton, Ben & Jerry’s and Breyers are Sustainable Living brands.

Refreshment’s strategic role is to grow ice cream returns on capital and accelerate growth in tea. Underlying sales grew 3.5% in 2016 as a result of a focus on our core brands, premiumising the portfolio and delivering best in class retail execution, both in customers’ stores and Unilever’s own retail channels.

In 2016 ice cream delivered strong growth and profitability, increasing its presence in a growing and dynamic sector, with continued progress in our strongholds of Europe and North America, and Asian regions and Turkey showing good results. Brazil fared less well due to growing economic uncertainty which impacted summer sales. Ice cream sales were helped by strong brands and new formats which address new occasions to consume, responding to consumers’ on-the-go lives.

Profitability also increased thanks to successful innovations behind premium brands. We launched the Magnum Double range and in the US Ben & Jerry’s extended into a range of non-dairy ice creams, meeting the consumer demand for plant-based alternative formats. Ben & Jerry’s also launched its ‘Wich format in Europe, extending beyond the successful pint format into a new cookie and ice cream product that can be eaten on the go.

With purpose and sustainability at its heart, Ben & Jerry’s continued to create movements for social change. For instance, advocacy campaigns in the US and UK encouraged people to exercise their right to vote in elections.

The Wall’s Talking Ice Cream campaign was extended to 30 countries in 2016, successfully driving brand growth and strengthening equity across the range. Our local brands have enjoyed particular success under the Talking Ice Cream campaign. In 2016, the UK campaign was awarded a Silver IPA Effectiveness Award in recognition of the strong ROI generated by the campaign over the past years. The ice cream sector generally continued to witness the impact of consolidation among international competitors.

Responding to the nutritional needs of our consumers remains a priority. We continue to work on ensuring that 100% of our children’s ice cream brands have fewer than 110 calories and 91% of our packaged ice cream products do not exceed 250 calories per portion (calculated based on 97% of global ice cream sales volume). We have a clear policy on marketing to children and continue to work with the wider industry. Our sugar reduction in our sweetened tea-based beverages continues, consistent with our USLP commitment to help people achieve a healthier diet.

In tea we continued to build our presence in more premium segments whilst strengthening the core products. Our Brooke Bond Family in India continued to grow, helped by a series of engaging films highlighting people coming together over a cup of tea to overcome prejudice and inequality. Together, these films generated around 10 million views during 2016 helping Brooke Bond regain its market leading position. Meanwhile, Lipton’s ‘Be A Maker’ digital campaign highlighted the lives behind the leaves of Lipton’s tea farmers in Kenya. The social media campaign ran in November 2016 with very positive engagement results amongst its target Millennial audience in key markets. PG tips in the UK had a more challenging year with negative growth.

Lipton launched Matcha into the green tea segment in the US while we also launched Pure Leaf in the US as a premium proposition in hot tea. Building on the success of Pure Leaf ready to drink brand in the US, the range has been extended into premium leaf teas.

Annual Report on Form 20-F 2016	Strategic Report	15

DELIVERING VALUE FOR OUR STAKEHOLDERS CONTINUED

The luxury tea segment, where our T2 business is positioned, experienced good growth throughout the year. T2 also added 13 new stores mainly in Australia and the UK, expanding the chain to 89 stores in total. A new e-commerce platform for T2 has also seen strong sales growth.

We announced an agreement to dispose of our AdeS soy beverage business in Latin America, continuing the active management of our brand portfolio to sharpen our focus on growth.

SOCIETY

WE ARE TAKING COLLECTIVE ACTION ACROSS OUR VALUE CHAIN TO TACKLE THE MOST PRESSING ISSUES OF OUR TIME. IT IS THE RIGHT THING TO DO, AND THE ONLY WAY TO GROW OUR BUSINESS SUSTAINABLY.

Unilever creates value for society in many ways, be they shareholders, consumers, society at large or around 169,000 employees who make a vital contribution to our Purpose of making sustainable living commonplace. Our products are sold in more than 190 countries, generating income and employment for retailers and distributors who bring our brands to consumers. We also create value for suppliers – in 2016 we purchased €34 billion of goods and services.

Taxes pay for the public goods and services that benefit each and every one of us, and effective taxation is the foundation of healthy societies. The taxes paid by businesses – and as a direct result of business activity – make an important contribution. Total taxes borne by Unilever in 2016 amounted to €4 billion, of which €2.3 billion was corporation tax. To build confidence in the tax system, it is especially important that business taxation is simple to understand, transparent, and applied consistently, and that society trusts tax authorities to administer taxes fairly for all taxpayers. Unilever fully complies with the tax laws in the countries where we operate, but where the tax law is not clear or has not kept pace with the way modern business operates Unilever interprets its tax obligations in a responsible way. At Unilever our Tax Principles provide this reference point – further information is available on our website.

We are proud of our contributions to society, because they reflect the hard work and dedication of generations of Unilever people and stakeholders. But we know that the success we enjoy, and the contribution we make, depend in turn on the success and resilience of the economies and societies we operate in.

In these volatile and uncertain times, those societies face many urgent challenges – social, political and environmental. We know that we, and business as a whole, can and must do more to address them. If we succeed, it will create the conditions for business to thrive.

That is why we introduced our Unilever Sustainable Living Plan (USLP) to leverage our scale, influence, expertise in innovation and resources to directly address issues that matter to people – an approach that strengthens our business so that it can grow sustainably.

UNILEVER SUSTAINABLE LIVING PLAN

The USLP, launched in 2010, is our blueprint for achieving our vision. By spurring innovation, strengthening our supply chain, lowering costs, reducing risks and building trust, sustainability is creating value for Unilever as well as society.

For example, we have achieved a cumulative cost avoidance of over €700 million through eco-efficiency measures in our factories since 2008, of which our waste programme has contributed to cost avoidance of around €250 million. In 2015 we had 12 Sustainable Living brands which grew 30% faster than the rest of the business. In 2016 these brands grew 40% faster than the rest and delivered nearly half of Unilever’s growth. They are brands which combine a strong purpose delivering a social or environmental benefit, with products contributing to at least one of our USLP goals. Our Sustainable Living brands for 2016 will be announced in May 2017 once the analysis is complete.

The USLP has three clear goals: to help more than 1 billion people improve their health and well-being by 2020; to halve the environmental impact of our products across the value chain by 2030; and to enhance the livelihoods of millions as we grow our business by 2020.

To date we have made significant progress on our first big USLP goal of helping more than 1 billion people improve their health and well-being. By the end of 2016, we had reached 538 million people, led by the success of Sustainable Living brands such as Lifebuoy, Dove and Signal. In addition, 35% of our Foods portfolio met the highest nutritional standards, based on globally recognised dietary guidelines.

Our manufacturing operations are important to realising our second goal of reducing our environmental impact. Since 2008 we have cut CO2 from energy by 43%, water abstraction by 37% and total waste disposed by 96% per tonne of production. The latter is a slight fall in performance as total waste per tonne of production disposed fell to 96% from 97% in 2015. This was due to changes in local regulation in two countries restricting recycling routes and issues at a recently acquired site that have now been resolved.

When it comes to reducing the environmental impact of how consumers use our products, we continue to find this difficult. Since 2010, the water impact of our products has reduced by around 7%, while the waste associated with consumer disposal of our products has reduced by rather more, around 28%, as recycling rates increase. But the greenhouse gas impact of our products across their lifecycle, including consumer use, continues to edge up and has now increased by around 8% since 2010. The acquisition of skin cleansing and hair care brands has increased the share of products associated with a higher greenhouse gas impact per consumer use. These products are being used by consumers while taking heated showers and baths.

Our third USLP goal – to enhance the livelihoods of millions of people – has seen good progress. 67% of procurement spend was through suppliers meeting our Responsible Sourcing Policy’s mandatory criteria. Meanwhile we are conducting a review of the accountability process to improve it based on the last two years’ experience. A project of risk-mapping across the sourcing of our key commodities, such as tea, was also started during 2016 to identify our social footprint human rights risks and the procedures we have in place to respond to any such risks identified. We continue to work to strengthen certification, particularly relating to working conditions. Our progress on embedding human rights into our organisation continued in 2016 and we have now integrated our human rights function into our supply chain organisation (more details on page 21).

In 2016, we also continued with a range of programmes to improve livelihoods. Under the Opportunities for Women pillar, we have enabled around 920,000 women to access initiatives that aimed to promote their safety, develop their skills and expand their opportunities. As part of the Inclusive Business pillar, in 2016 we have enabled around 650,000 smallholder farmers and 1.5 million small-scale retailers to access initiatives aiming to improve their agricultural practices or increase their incomes. The number of small-scale retailers has decreased from 1.8 million in 2015 following a rescoping of stores that can benefit from the Perfect Store programme in India.

In 2016 Unilever was named leader of the Household & Personal Products Industry Group in the Dow Jones Sustainability Index (DJSI), a global sustainability performance benchmark. We are one of only 24 companies to be awarded Industry Group Leader status. In 2016 we were also listed on the CDP Climate, Water and Forest A Lists.

The USLP continues to evolve in response to the changing landscape. In January 2017 we announced a commitment to ensure that all of our plastic packaging is fully reusable, recyclable or compostable by 2025. We will report on progress against this commitment in future reports.

16	Strategic Report	Annual Report on Form 20-F 2016

Despite our progress to date, there is still much to be done. While we are on track to achieve most of our USLP commitments, we are also aware that the biggest challenges facing the world cannot be addressed by one company acting alone. We are changing ourselves as a business but we want to play a part in changing the way business is done more broadly.

ADVOCATING A ‘NEW SOCIAL CONTRACT’ FOR BUSINESS

The need for collective action and partnership between businesses and other stakeholders, and between businesses themselves, has never been greater. By doing the right thing and being part of the solution to the world’s challenges, businesses have the opportunity to win the trust of consumers while helping create societies and economies in which they can grow and succeed.

The Paris Agreement and the publication of the UN’s 17 Global Goals for Sustainable Development (referred to as the ‘Global Goals’) in 2015 showed the world there was a movement towards combating climate change, eradicating poverty, and promoting greater inclusion and economic prosperity – one that would require widespread co-operation to succeed.

Throughout 2016, we sought to build on the momentum of these historic global accords. We did so within our business, for example by mapping our USLP with the Global Goals (see page 19). In January 2016, we co-founded the Business & Sustainable Development Commission (BSDC). It brings together businesses and other stakeholders who share our belief that implementation of the Global Goals will help create a world where responsible business can continue to thrive. While business is key to generating the economic growth, job creation, and investment in innovation that will unlock the US$3.3-4.5 trillion needed to deliver the Global Goals, BSDC research shows that successful delivery of the Global Goals will create market opportunities of up to US$12 trillion a year. The BSDC’s report, Better Business, Better World, published in January 2017, aims to launch a global movement of CEOs and business leaders who place sustainability at the core of business strategy.

Increasingly, we are finding new ways to contribute to the systemic changes needed to address global challenges. This is a responsibility but also an opportunity, because resilient societies and economies are ones in which businesses such as Unilever can flourish. We aim to use our scale and influence to help bring about transformational change in four key areas where we believe we can make the biggest difference:

•	taking action on climate change and halting deforestation
•	improving livelihoods and creating more opportunities for women
•	improving health and well-being
•	championing sustainable agriculture and food security.

TAKING ACTION ON CLIMATE CHANGE AND HALTING DEFORESTATION

World leaders assembled in Marrakech for COP22 in November 2016, by which time enough states had ratified the Paris Agreement for it to achieve ‘entry-into-force’, making it a binding agreement.

Unilever welcomed the Paris agreement and its legal status, having worked with many others at COP21 and beforehand to help create the conditions in which it could be achieved. At COP22, we called for faster transformation of our energy, food, transport and urban systems into ones consistent with the ambition of transforming our economy by the middle of the century. We believe businesses must contribute to climate action and that they will benefit by doing so.

Addressing our own greenhouse gas emissions is a key element of our USLP, and we have been working to reduce our impact for many years. In 2016 we made progress towards our Carbon Positive 2030 ambition, announced in 2015. We know consumers rightly expect businesses to act responsibly on climate, and that reducing our energy usage and switching to renewables can create cost savings and make our business more resilient.

We also worked with others on the systemic changes needed for climate action. For example, commercial agriculture is the main driver of deforestation, which accounts for up to 15% of global greenhouse gas emissions. Together with others in our industry, we have committed to achieving zero net deforestation associated with four commodities – palm oil, soy, paper and board, and beef – no later than 2020. We have extended this commitment to our tea businesses and supply chains.

We work closely on climate action with a number of strategic partners: the We Mean Business coalition including the World Business Council for Sustainable Development (WBCSD); HRH The Prince of Wales’ Corporate Leaders Group on Climate Change, The B-Team, and CERES; the World Economic Forum; the Consumer Goods Forum (CGF) and the United Nations Global Compact Caring for Climate initiative.

We also worked with the World Bank Group on the formal launch of the Carbon Pricing Leadership Coalition at the World Bank Spring Meetings in Washington DC in April 2016, which will advance the pricing of carbon emissions and removal of market-distorting fossil fuel subsidies.

Unilever holds the Vice-Chair of the industry-led Task Force on Climate–related Financial Disclosures, which aims to develop voluntary and consistent climate risk disclosures for use by companies in providing information to investors, lenders, insurers, and other stakeholders. We have developed metrics to assess climate related risks and opportunities in line with our strategy and risk management process. These are outlined on page 13.

CREATING MORE OPPORTUNITIES FOR WOMEN AND ENHANCING LIVELIHOODS

Women control a significant portion of consumer spending. Building greater trust in our brands among our consumer base is critical – and women make up a large number of our consumers.

Creating opportunities for women is also a core element of our USLP, our partnership work, and our overall ambition to enhance the livelihoods of millions of people. Empowering women has the potential to contribute substantially to many of the Global Goals because including more women in the economic cycle has a positive impact on growth and the progress of families and communities.

Our goal is to empower 5 million women by 2020. We aim to do this by respecting women’s rights, promoting their safety, developing skills and advancing economic opportunities.

Unilever has built partnerships to help achieve this with many stakeholders, including the Clinton Guistra Enterprise Partnership (CGEP), BoP Innovation Center (BoPInc), Global Alliance for Improved Nutrition (GAIN) and Population Services International (PSI).

We are working with UN Women to create a global violence-prevention framework to advance the implementation of human rights in our tea value chain in Kenya and other places. The programme aims to apply the global framework to Unilever’s supply chain and extend into the wider tea industry and other commodities over time. Unilever, through its Pond’s brand, joined No Ceilings: The Full Participation Project, an initiative of the Clinton Foundation, Vital Voices Global Partnership, WEConnect International to announce a collective commitment “Girls, Women and the Global Goals”. This is a coalition of over 30 partners securing new commitments that aim to address significant gender gaps and advance the gender equality targets of the Sustainable Development Goals.

We know it is important to reflect this commitment in our brands’ actions. In 2016 we listened to consumers and looked at the way we portray gender in our advertising and realised we needed to change. We launched #unstereotype, a major global campaign to lead advertising away from stereotypical portrayals of gender. Brands including Axe, Dirt is Good and Sunsilk have led the way with this initiative.

Annual Report on Form 20-F 2016	Strategic Report	17

DELIVERING VALUE FOR OUR STAKEHOLDERS CONTINUED

PROMOTING HEALTH & WELL-BEING

We aim to help improve the health and well-being of more than 1 billion people by 2020. As part of this ambition, we have a strong focus on Water, Sanitation, and Hygiene (‘WASH’). Together with our partners, we aim to change people’s hygiene behaviours by raising awareness of the benefits of handwashing with soap, helping people gain improved access to a toilet through promoting the benefits of using clean toilets and making them accessible, and providing people with safe drinking water. Our leading brands, including Lifebuoy and Domestos, provide us with a unique opportunity to make a difference in these areas.

Cost-effective WASH solutions can lift people out of poverty and give them greater opportunities for a successful future. With partners such as UNICEF we have helped around 6 million people gain improved access to a toilet through behaviour-change interventions and capacity-building initiatives (results are reported by our partners in accordance with their respective methodologies and include reach from direct and indirect initiatives between 2012 and 2015).

In 2016, we continued our efforts to raise awareness of the importance of handwashing with soap and access to improved sanitation, through campaigns on Global Handwashing Day and World Toilet Day. On World Toilet Day in 2016, we opened Suvidha, a sustainable hygiene and sanitation community centre in one of Mumbai’s largest slums, which will address the hygiene needs of 1,500 people from low-income urban households who face severe challenges due to lack of infrastructure and facilities. The centre provides toilets that flush, handwashing facilities with soap, clean showers, safe drinking water and laundry facilities at an affordable cost. The Suvidha Centre uses circular economy principles to reduce water use. Fresh water is first used for brushing teeth, bathing, handwashing and laundry. The waste water from these activities is then used for flushing toilets.

Lifebuoy’s new partnership with the World Association of Girl Guides and Girl Scouts will help over 4 million children gain a better understanding of the importance of handwashing with soap, while WASH4Work, a multi-stakeholder coalition, will mobilise greater private sector engagement in the provision of adequate and accessible WASH solutions in business operations, supply chains and surrounding communities.

A key enabler to achieve our Health & Wellbeing targets is more inclusive partnership models, such as ‘Transform’ – a partnership with Unilever, the UK’s Department for International Development and Clinton Guistra Enterprise Partnership (CGEP) designed to improve the health and well-being of 100 million people in Africa and South Asia by increasing household access to water, sanitation and hygiene as well as energy through effective market-based solutions.

CHAMPIONING SUSTAINABLE AGRICULTURE AND IMPROVING FOOD SECURITY

Agriculture and the people who practise it are vital to the world, and to our business. The world needs to double food production by 2050 to help feed a population that will likely exceed 9 billion people.

What is more, of the 3.4 billion people living in rural areas in the world today, up to 600 million may be undernourished. We therefore see agriculture as sitting at the heart of the climate and development challenge, and view changes to the current systems as a vital way to help meet the aims of the Global Goals in eradicating hunger and poverty, while making our supply of ingredients more resilient. We advocate a move away from purely production-led approaches, which run at the expense of people and planet, to a more integrated, holistic approach that can both improve livelihoods and enable sustainable agriculture.

We are committed to sourcing all our agricultural raw materials sustainably. By working with others, we aim to ensure all the major commodities on which we depend – notably palm oil, soy, paper and board, and tea – are produced sustainably for mainstream consumer markets.

In 2016 we refreshed our Palm Oil Policy and brought forward our target for purchasing 100% physically certified palm oil from 2020 to 2019. We also stopped buying GreenPalm certificates, which accounted for 18% of our sustainably sourced agricultural raw materials in 2015. However, our goal to source 100% of our palm oil sustainably from physical, certified sources by 2019 is still on track with 36% of our palm volumes already physically certified in 2016 (representing 9% of all agricultural raw materials). We aim to repurpose US$50 million over five years that would have been spent on GreenPalm certificates and invest it in place-based partnerships. This is to increase the availability of physically certified sustainable palm oil and scale up direct sourcing from smallholder farmers.

This has created a temporary dip in our sustainably sourced agricultural raw materials performance from 60% in 2015 to 51% in 2016. Had we continued to buy GreenPalm certificates at the same level our overall sustainable sourcing performance in 2016 would have been 66%. Instead, we have increased our purchasing of sustainable physical agricultural raw materials from 39% in 2015 to 48% in 2016 whilst maintaining the same proportion of certificates purchased for soy and sugar (3% in 2015 and 2016).

We are also focusing on reducing food loss and waste, as a third of the food the world currently produces is lost or wasted. According to WRAP, a waste and resource think tank, reducing consumer food waste could save US$120-300 billion, and reduce greenhouse gas emissions by 1 billion tonnes of CO2 emissions per year by 2030. We are members of ‘Champions 12.3’, a coalition of business, government and civil society leaders, and signatories to the Consumer Goods Forum Resolution on Food Waste to halve food waste in direct operations by 2025.

We want the debate on food and agriculture to be high on the political and business agenda, and in 2016 we contributed to the Business and Sustainable Development Commission report ‘Valuing the SDG Prize in Food and Agriculture’, which found that achieving food security could create 80 million jobs and unlock 14 major business opportunities worth US$2.3 trillion annually by 2030. To help unlock this potential, we supported the World Business Council for Sustainable Development (WBCSD) and EAT Foundation partnership, launched at the EAT Forum in June 2016, which seeks to better link production through consumption.

18	Strategic Report	Annual Report on Form 20-F 2016

THE GLOBAL GOALS FOR SUSTAINABLE DEVELOPMENT

Through our Unilever Sustainable Living Plan, Sustainable Living brands and our transformational change agenda we contribute to the Global Goals.

GLOBAL GOALS	RELATED USLP PILLARS
Goal 1: No poverty	Fairness in the workplace Inclusive business Opportunities for women
Goal 2: Zero hunger	Improving nutrition Inclusive business Opportunities for women Sustainable sourcing
Goal 3: Good health and well-being	Fairness in the workplace Health & hygiene Improving nutrition
Goal 4: Quality education	Inclusive business Opportunities for women Sustainable sourcing
Goal 5: Gender equality	Opportunities for women
Goal 6: Clean water and sanitation	Health & hygiene Water use
Goal 7: Affordable and clean energy	Greenhouse gases
Goal 8: Decent work and economic growth	All USLP pillars
Goal 9: Industry, innovation and infrastructure	Greenhouse gases Inclusive business Opportunities for women Waste & packaging Water use
Goal 10: Reduce inequality	Fairness in the workplace Opportunities for women Inclusive business
Goal 11: Sustainable cities and communities	Health & hygiene Waste & packaging
Goal 12: Responsible consumption and production	Greenhouse gases Waste & packaging Water use
Goal 13: Climate action	Greenhouse gases Sustainable sourcing Water use
Goal 14: Life below water	Waste & packaging
Goal 15: Life on land	Sustainable sourcing
Goal 16: Peace, justice and strong institutions	Fairness in the workplace
Goal 17: Partnerships for the goals	All USLP pillars

Annual Report on Form 20-F 2016	Strategic Report	19

DELIVERING VALUE FOR OUR STAKEHOLDERS CONTINUED

OUR PEOPLE

PEOPLE ARE OUR MOST POWERFUL RESOURCE TO TRANSFORM OUR BUSINESS, DRIVEN BY OUR CLEAR PURPOSE TO MAKE SUSTAINABLE LIVING COMMONPLACE.

Our continued success is constantly challenged in a world where change is happening at an ever faster pace fuelled by the rapid take-up of digital technology. Consumers are far more responsive and sensitive to changing trends and attitudes, opening up new opportunities for entrepreneurial competitors who are agile and flexible in approach.

During 2016 our people have been at the centre of a major organisational change programme, Connected 4 Growth (C4G), one of the largest and most significant change initiatives undertaken by Unilever. The key objectives are to create an organisation that is faster, more agile and more competitive. Through C4G we want our people to think and behave differently, making them more empowered, giving them the opportunity to experiment and encouraging them to think and act like entrepreneurs and business owners. These changes will be key in attracting the right people to achieve our goals.

By 2020, 60% of our employees are expected to be Millennials and we need new employment strategies that reflect both their changing attitudes to work and the fast changing world in which we expect our people to compete and perform. The skills our people need are also changing rapidly. According to the World Economic Forum, on average, by 2020 more than a third of the desired core skill sets will have changed and nearly 35% of the core skills required for key roles in future are currently missing from the equivalent roles today.

The vision of our Human Resources function is to be simpler, with more impact in order to accelerate business growth. This is being realised through three priorities. First, we are focusing our activities on Well-being, Talent, Learning and Reward. Second, we are developing an agile and empowered organisation to build connected teams through technology-driven approaches and, thirdly, we are building an organisation powered by purpose where all our people are able to reach their potential and thrive in the increasingly connected world. A priority during 2016 was to define the profile of future talent required by the business and plan for the skills and capabilities required.

To support our vision we have also made a step-change in the use of data and analytics to generate more accurate insights. We are using more sophisticated digital and mobile processes while applying new performance and reward systems to offer more career development opportunities and create a more empowered workforce. Finally, through C4G, we are encouraging our people to experiment and collaborate more to improve our top-line growth.

ATTRACTING TALENT

Unilever’s reputation as an employer of choice continues despite a highly competitive market place. Our purpose-led goals consistently support our position as employer of choice across the world. During 2016, we were the number one FMCG Graduate Employer of Choice in 34 of the 60 countries that we recruit from.

Unilever’s Future Leaders’ League, our global competition for students, continues to grow. For the 2016 finals, almost 40,000 applications were received across 59 countries and 1,120 universities.

The recent launch of our social media campaign #PutItRight generated 108 million impressions and reached 9.8 million unique users globally. Our objective is to change the conversation around how Millennials are defined, helping them reach their full potential. Our commitment to sustainability, brought to life through the Unilever Sustainable Living Plan, is critical to engaging with this generation.

This year we have seen our LinkedIn presence grow significantly, reaching the key milestone of 2 million followers, highlighting how LinkedIn followers are engaging with our content. Half of our followers are entry level professionals.

We were ranked the number one FMCG company and the number 8 company overall to work for on the LinkedIn Top Attractors global list based on our ability to attract and retain talent. More than 100,000 of our employees are active LinkedIn users. We have also raised visibility of the LinkedIn Elevate platform where Unilever curated content can be shared by Unilever people with their social networks, allowing them to act as ambassadors for the business, enhancing our visibility, creating brand awareness and communicating our values. The initiative has reached more than 190 million members of LinkedIn, Twitter and Facebook.

In July 2016 we launched our new digital selection process for graduate hires that uses the latest technology to help select candidates that best meet Unilever’s requirements. The new process removes the potential for unconscious bias in recruitment. The flexible process is quick and interactive, with candidates receiving feedback at every stage.

First, candidates complete an online application form. Successful candidates are then invited to complete a series of games over a 20-minute period which allows Unilever to gain insight into the candidate’s potential and how well they connect with the Unilever’s goals and purpose. The best candidates will then take part in a video interview.

For the final stage of the process, candidates are invited to a Discovery Centre to collaborate and experience a ‘day in the life’ of Unilever. At every stage feedback is provided to help them in their career whether or not they are successful in joining Unilever.

RETAINING TALENT

In line with C4G we have also introduced significant changes to performance management to encourage feedback and development. The objective is to encourage new ways of thinking, and build a more agile and empowered organisation, with managers better able to support people who are being encouraged to experiment, fail, learn and collaborate. We are inverting the traditional structures, pushing responsibility and opportunity outwards into the organisation so people can be more entrepreneurial with performance management that reflects this culture shift.

As part of C4G, managers are now equipped to understand individual requirements, set targets and help navigate the necessary changes with the right training and support, linked to our Learning Hub. ‘Always On’ conversations are encouraged more than ever so that managers and their teams have more open discussions on performance and feedback throughout the year and not just at mid or year-end.

We are working to create a culture of development for all by removing labels and categorisations in our talent processes and promoting individuals’ development needs. Our reward principles are becoming simpler with fewer reward elements which are in turn focused on short-term performance and long-term value creation to encourage a more entrepreneurial approach and an owner’s attitude.

We recognise that to get the best out of our people and help them thrive in the world of work, we need to look after more than just their professional development. Their physical, mental, and emotional well-being also needs attention to help engender a strong sense of purpose, matching Unilever’s own clear Purpose of making sustainable living commonplace. Since 2015, more than 41,430 people have been through our Thrive Programme to help improve well-being including issues such as eating healthily in a busy work environment, sleep, fitness, well-being and practical ways of managing energy levels.

20	Strategic Report	Annual Report on Form 20-F 2016

LEARNING

Learning and building capability is critical in the connected world, with skills evolving at pace. In response, our Learning team has focused on igniting a passion for learning and fostering an ‘Always On’ learning culture. The Learning Hub, our collaborative digital learning platform, is supporting this shift. Our people can access bite-sized, just-in-time learning that is both engaging and mobile-enabled, featuring industry experts.

Building on the work done with our senior leaders in recent years, we are giving all our people an opportunity to discover their unique purpose, with pilots in five countries to encourage better performance and well-being.

“Four Acres”, our leadership development centres in London and Singapore, continue to make a critical contribution to our business performance. They also provide next steps to focus on the importance of purpose with impact. Our development of leaders for the connected world has never been more focused, and more than 1,600 executives have attended leadership development programmes in 2016.

SAFETY

We continue to focus on our Vision Zero strategy: Zero Fatalities; Zero Injuries; Zero Motor Vehicle Accidents; Zero Process Incidents; and Zero Tolerance of Unsafe Behaviour and Practices. Vision Zero is designed to ensure we meet our USLP commitment to reduce workplace injuries and accidents.

In 2015 we put new measures in place to create an interdependent safety culture. In 2016 we pressed ahead with adding capability, building professionalism and focusing on leadership responsibility to implement our safety culture.

A priority has been to ensure safety is a responsibility throughout Unilever. We have rolled out a mandatory safety leadership programme, which builds awareness of safety from the top down, to help managers instil best practice throughout their teams.

Our process and construction safety director, appointed in mid-2015, has delivered process safety training and certification programmes that are important career development qualifications for the supply chain. Additionally, an enhanced set of process safety global standards will be launched in 2017. Process safety oversight compliance audits have been extended to all high and medium-hazard sites overseen and facilitated by the global Process Safety Leadership Team.

We continue to implement our mandatory Motor On Mobile Off policy through new training for joiners and refreshers for existing workers at risk from using mobile phones when driving. We also continue to integrate our BeSafE programme into our World Class Manufacturing (WCM) methodology.

Unilever reports safety data from October to September. Our Total Recordable Frequency Rate (TRFR) from 1 October 2015 to 30 September 2016 went from 1.12 accidents per 1 million hours worked to 1.01, as a result of the continuous focus on safety in WCM methodology and the BeSafE programme in our non-manufacturing sites.

HUMAN RIGHTS

Respecting human rights is enshrined in the USLP. To comprehensively implement and embed our human rights approach we have now integrated our human rights function into our supply chain organisation. The resulting team has been renamed Integrated Social Sustainability, reflecting our commitment to creating a positive social impact as part of Unilever’s Vision and highlighting the social dimension of the sustainability agenda.

Under the Global VP Integrated Social Sustainability, this team now has responsibility for all areas of Supply Chain Social Sustainability including accountability, compliance and audit which have moved from the procurement function. The team continues to lead on the global human rights agenda for Unilever.

We continue to work to strengthen certification, particularly relating to working conditions. In 2013 we gave Oxfam access to our supply chain in order to assess labour rights and help us understand how to realise the UN Guiding Principles. It focused on our operations in Vietnam. We agreed an update with Oxfam in 2016, which was published in July, highlighting the substantial progress made in Vietnam and the broader work undertaken to embed human rights across our organisation. It also highlights areas where we, and other companies, can improve.

During 2016 we rolled out our new Framework for Fair Compensation to all our Country HR Leadership teams. The Framework outlines how the existing elements of our compensation packages deliver fair compensation to our employees. In 2016 we announced that we want to achieve full Living Wage compliance for all our employees by 2020. The Framework also reinforces our commitment to no discrimination between genders on pay or career development. We will build on our existing equal pay practices through gender pay gap analysis to identify future initiatives in support of this.

DIVERSITY AND INCLUSION

On gender equality we continue to make progress, although work remains. By the end of 2016, 46% of our total management were women, up from 45% in 2015. At the most senior levels, however, the ratios are not as high. Among the ‘Top 100’ executives, 22 (22%) were women compared with 23% in 2015. If you include employees who are statutory directors of the corporate entities whose financial information is included in the Group’s 2016 consolidated accounts in this Annual Report and Accounts, the number increases to 410 males and 157 (28%) females. 43% (six out of 14) of the Board is female, compared with 50% (six out of 12) in 2015.

Of our total workforce of 168,832, 112,618 (67%) were male and 56,214 (33%) were female at the end of 2016,

Annual Report on Form 20-F 2016	Strategic Report	21

DELIVERING VALUE FOR OUR STAKEHOLDERS CONTINUED

OUR SHAREHOLDERS

UNILEVER’S STRATEGY FOR LONG-TERM VALUE CREATION HAS ENSURED ANOTHER YEAR OF GROWTH THAT IS CONSISTENT, COMPETITIVE, PROFITABLE AND RESPONSIBLE – SUPPORTING CONTINUED GROWTH IN THE DIVIDEND FOR SHAREHOLDERS.

2016 brought to the fore the volatile, disruptive and complex forces at play that affect Unilever’s business. Slower global economic growth and intensifying geopolitical instability provided a challenging backdrop to our operations while competitive pressures continued to intensify globally and locally.

Despite this uncertainty our priorities remain unchanged: to deliver consistent growth ahead of our markets, steady margin improvement, and strong free cash flow.

In delivering these priorities we are led by our Purpose – to make sustainable living commonplace – which inspires our Vision to accelerate growth in our business, while reducing our environmental footprint and increasing our positive social impact. To achieve these ambitions, we have placed the USLP at the heart of our business model and we have based our strategy for long-term growth on it.

Thanks to initiatives such as the Coalition for Inclusive Capitalism, which Unilever is part of, the importance of sustainability in driving returns has become a mainstream idea in capital markets, reinforced by research which also shows the increasing relevance of sustainability to consumers.

Sustainability is also integrated in our financial decision making – we have set an internal cost of carbon, so that greenhouse gas emissions are factored into capital projects.

PERFORMANCE

Despite volatility in the operating and financial environment, we delivered another year of steady returns for shareholders. Over the last 5 years our dividends have increased 7% per annum and our share price is up by around 50% for both PLC and NV shares.

This reinforces our medium-term performance over the past five years 2012-2016 which has witnessed underlying sales growth of 4.4% per year, which was ahead of our markets, and core operating margin up, on average 0.4 percentage points per year. Over the same period turnover growth averaged 2.7% per year and operating margin was up 0.2 percentage points per year; Core earnings per share grew 7% per year on average. Constant core EPS, which is at constant exchange rates, grew by an average of 10% per year. Average working capital as a percentage of turnover improved by 1 percentage point per year and we have delivered cumulative free cash flow of €21 billion over the 5 years. Return on invested capital has remained in the range of 18-19%.

Reliable long-term returns for shareholders result from our focus on four categories with distinct but complementary priorities that fulfil specific objectives across our portfolio of brands. The largest category is Personal Care, accounting for 38% of turnover in 2016 which has a strategy of growing its core business while extending into premium ranges. Foods, which accounts for 24% of turnover, has the objective of accelerating growth while preserving the value of its strong cash flows. Home Care, 19% of turnover, is improving profitability and scaling its household cleaning business while Refreshment, 19%, is tasked with growing ice cream Return on Invested Capital and accelerating top line growth in tea.

ACTIVE PORTFOLIO MANAGEMENT

Our brand portfolio is not set in stone and continues to evolve to match our categories’ strategic priorities, resulting in the sale of assets that no longer fit our growth model or the acquisition of assets that take us into new market segments and build new market positions. This active portfolio management means that in the past eight years we have sold €2.8 billion of turnover, mainly in the lower growth Foods businesses. During that same period we have acquired €4 billion of turnover mainly in higher-growth Personal Care brands, which has helped make Personal Care our biggest category.

Our categories are supported by innovation that targets high growth, on-trend segments, which are critical to staying ahead of the competition, and our research and development capabilities which are embedded within each category. We are focused on faster innovation so ideas reach market more quickly. We are aiming to make global roll-outs 30% faster and up to 50% faster for local innovations, while we are also simplifying innovation processes to have 30% fewer touch-points in decision-making.

Marketing drives consumer demand-led sales and requires content that is ever more personal and specific to consumers, served to them at the most appropriate time and place to trigger purchase intent and sales. Digital technology enables such targeted approaches and also adds more sophisticated data and insight into consumers’ habits and interests, which are crucial as e-commerce and direct-to-consumer channels become more significant.

Our broader customer development programmes further ensure our presence in the appropriate channels from supermarket chains to websites driven by our Perfect Stores programme of brilliant execution.

DEVELOPMENTS IN 2016

We have taken significant steps this year to support and enhance our growth model by responding to the rapidly changing world in which we operate. The action we have taken means we can maintain our competitive advantage in the marketplace and maintain our track record for long-term delivery of steady and consistent shareholder returns.

During the year we continued our policy of investment in the business, including bolt-on acquisitions, rather than share buy backs or special dividends. Acquisitions play a key role in our quest for innovation alongside those breakthroughs we make ourselves through research and development. The brands we acquire take us into new growth segments but can also bring innovative business models that we continue to operate separately from the core where appropriate.

In Personal Care we have acquired the male grooming online subscription business, Dollar Shave Club. This is a direct-to-consumer model where we will preserve its entrepreneurial approach, taking valuable lessons for the rest of our portfolio. We also announced an agreement to acquire Living Proof in 2016, the US hair care brand which will also join our Prestige business. The deal completed on 1 February 2017.

In Home Care we acquired Seventh Generation, a Vermont-based business producing plant-based detergents and household cleaners, complementing our responsible growth goal and supplementing our own innovation efforts. We also bought Blueair, the Swedish air purifier business active in markets such as China and India, addressing the issue of air quality and pollution.

In Refreshment we announced an agreement to dispose of AdeS, the Latin American soy beverage business, continuing the active management of our brand portfolio.

The adoption of new flexible business models is one part of the Connected 4 Growth transformation programme which will make us more agile with lower costs. This is a series of self-help changes that will make Unilever fit for the future, maximising our global scale and expertise while making us quicker and more agile to respond locally where local competition is becoming more sophisticated and successful at growing market share. We are simplifying our organisation to empower Unilever people to be more experimental.

At the same time we are rolling out Zero-Based Budgeting, which benchmarks our expenditure against peers and identifies savings to further support our business. It is a deep dive into our cost base and, with the cost saving elements of the organisational change, aims to deliver savings of €1 billion by 2018. In addition, we are continuing to take a further €1 billion per year of costs out of our supply chain to offset cost inflation, reducing the need for price increases and making our brands more competitive.

22	Strategic Report	Annual Report on Form 20-F 2016

FINANCIAL REVIEW

FINANCIAL OVERVIEW 2016

CONSOLIDATED INCOME STATEMENT

Turnover declined 1.0% to €52.7 billion including a negative currency impact of 5.1% (2015: 5.9% favourable currency impact) primarily from Latin America and the UK. Underlying sales growth was 3.7% (2015: 4.1%) coming from volume growth of 0.9% (2015: 2.1%) and price growth of 2.8% (2015: 1.9%). Acquisitions and disposals had a positive impact of 0.6% (2015: negative 0.1%) coming from the businesses acquired in the last two years including Dermalogica, Murad, Dollar Shave Club, Zest & Camay and Seventh Generation. Emerging markets contributed 57% of total turnover with underlying sales growth of 6.5% (2015: 7.1%) driven by price growth of 5.4% (2015: 4.3%). Developed markets underlying sales growth declined by 0.2% with volume growth in North America offset by negative pricing in Europe.

Core operating margin improved 0.5 percentage points to 15.3%. Gross margin improved 0.5 percentage points driven by margin-accretive innovation, acquisitions and savings programmes. Brand and marketing investment as a percentage of turnover was down 0.4 percentage points due to sales leverage and efficiencies from Zero Based Budgeting. Higher gross margin and lower brand and marketing investment were partially offset by a 0.4 percentage points increase in overheads driven by increased restructuring costs related to the implementation of the ‘Connected 4 Growth’ programme and the higher overheads ratio of acquired businesses.

Operating profit was up 3.8% at €7.8 billion (2015: €7.5 billion) including €245 million (2015: €350 million) of non-core charges mainly being acquisition and disposal-related costs and losses on business disposals.

Highlights for the year ended 31 December

	2016	2015	% change
Turnover (€ million)	52,713	53,272	(1)
Operating profit (€ million)	7,801	7,515	4
Core operating profit (€ million)*	8,046	7,865	2
Profit before tax (€ million)	7,469	7,220	3
Net profit (€ million)	5,547	5,259	6
Diluted earnings per share (€)	1.82	1.72	6
Core earnings per share (€)*	1.88	1.82	3

Net cost of financing borrowings was €469 million compared with €372 million in 2015. The increase was driven by higher borrowing levels and reduced interest on cash deposits. The average interest rate on net debt increased to 3.5% compared with 3.0% in 2015. The charge for pension financing decreased by €27 million to €94 million (2015: €121 million) as a result of a lower net deficit at the beginning of the year.

The effective tax rate was 26.2% compared with 27.6% in 2015. This included the impact of favourable tax audit settlements.

Net profit from joint ventures and associates contributed €127 million compared with €107 million in 2015 due to higher profits from the Pepsi Lipton joint venture. Other income from non-current investment and associates increased to €104 million compared with €91 million in 2015, primarily driven by a gain of €107 million from the sale of financial assets. Diluted earnings per share increased by 5.7% to €1.82 largely due to improved margin. Core earnings per share increased by 3.1% to €1.88 including an adverse currency impact of 3.7%.

The independent auditors’ reports issued by KPMG Accountants N.V. and KPMG LLP on the consolidated results of the Group, as set out in the financial statements, were unqualified and contained no exceptions or emphasis of matter. For more details see pages 79 to 83.

The consolidated financial statements have been prepared in accordance with IFRS as adopted by the EU and IFRS as issued by the International Accounting Standards Board. The critical accounting policies and those that are most significant in connection with our financial reporting are set out in note 1 on pages 88 to 90 and are consistent with those applied in 2015.

*	Certain measures used in our reporting are not defined under IFRS. For further information about these measures, please refer to the commentary on non-GAAP measures on pages 26 to 28.

Annual Report on Form 20-F 2016	Strategic Report	23

FINANCIAL REVIEW CONTINUED

PERSONAL CARE

	2016	2015	% change
Turnover (€ million)	20,172	20,074	0.5
Operating profit (€ million)	3,704	3,637	1.8
Core operating profit (€ million)	3,844	3,788	1.5

Operating margin (%)	18.4	18.1	0.3

Core operating margin (%)	19.1	18.9	0.2

Underlying sales growth (%)	4.2	4.1
Underlying volume growth (%)	1.6	2.3
Underlying price growth (%)	2.6	1.8

KEY DEVELOPMENTS

•	Turnover growth was 0.5% including an adverse currency impact of 4.9%. Acquisitions and disposals contributed 1.4% which included brands such as Dollar Shave Club acquired in 2016 and the Prestige skin care brands acquired in 2015. Underlying sales growth was 4.2%, in line with 4.1% in 2015. Personal Care benefited from innovations and extending into more premium brands through acquisitions. Deodorants performed well following the success of dry sprays in North America and Rexona Antibacterial with 10x more odour protection. Hair benefited from the successful Sunsilk re-launch and from innovations such as TRESemmé Beauty-Full Volume range. Lifebuoy demonstrated strong growth across emerging markets while Dove had a good year supported by strong growth of the premium and Men+Care ranges.
•	Core operating profit increased by €56 million; this includes a €466 million adverse impact from exchange rate movements. Acquisition and disposal activities contributed €323 million while underlying sales growth and core operating margin improvement added €161 million and €38 million respectively. Core operating margin improvement was principally driven by higher gross margins and brand and marketing efficiencies partly offset by a higher overheads ratio reflecting the impact of acquisitions and higher restructuring costs.

HOME CARE

	2016	2015	% change
Turnover (€ million)	10,009	10,159	(1.5)
Operating profit (€ million)	949	740	28.2
Core operating profit (€ million)	967	775	24.8

Operating margin (%)	9.5	7.3	2.2

Core operating margin (%)	9.7	7.6	2.1

Underlying sales growth (%)	4.9	5.9
Underlying volume growth (%)	1.3	4.0
Underlying price growth (%)	3.6	1.9

KEY DEVELOPMENTS

•	Turnover for Home Care declined by 1.5% which includes an adverse currency impact of 6.5%. Acquisitions and disposals contributed a positive 0.4%. Underlying sales growth was 4.9% split between volume growth of 1.3% and price growth of 3.6%. Surf grew double-digit helped by the launch of Surf Sensations. Other innovations, including Omo with enhanced formulation, Comfort Intense and Domestos toilet blocks, were rolled out to new markets contributing volume growth. The Brilhante brand contributed to good volume growth in Latin America.
•	Core operating profit increased by €192 million including a €62 million decrease from exchange rate movements. Underlying sales growth contributed €49 million while improved core operating margin added €203 million. Acquisition and disposal activities contributed €2 million. Gross margin improved as a result of improved mix and cost savings.

FOODS

	2016	2015	% change
Turnover (€ million)	12,524	12,919	(3.1)
Operating profit (€ million)	2,180	2,298	(5.1)
Core operating profit (€ million)	2,240	2,354	(4.8)

Operating margin (%)	17.4	17.8	(0.4)

Core operating margin (%)	17.9	18.2	(0.3)

Underlying sales growth (%)	2.1	1.5
Underlying volume growth (%)	(0.5)	0.8
Underlying price growth (%)	2.6	0.8

KEY DEVELOPMENTS

•	Turnover declined by 3.1% including a 4.7% adverse currency impact and 0.3% negative impact from acquisitions and disposals. Underlying sales growth was 2.1%, an improvement of 0.6 percentage points from 2015 led by 2.6% price growth. The category sustained its return to positive growth helped by strong performances from Hellmann’s and Knorr. The two brands successfully modernised their ranges with extension into organic variants and with packaging that highlights the naturalness of their ingredients. Sales in spreads declined as modest growth in emerging markets was offset by the continued but slowing decline in developed markets.
•	Core operating profit declined by €114 million. Underlying sales growth added €48 million and exchange rates had an adverse impact of €117 million. Core operating margin and acquisition and disposal activities had a negative impact of €42 million and €3 million respectively. Core operating margin declined as a result of higher overheads which included higher restructuring costs coming from programmes such as Connected 4 Growth, partly offset by reduced brand and marketing investment spend.

REFRESHMENT

	2016	2015	% change
Turnover (€ million)	10,008	10,120	(1.1)
Operating profit (€ million)	968	840	15.2
Core operating profit (€ million)	995	948	5.0

Operating margin (%)	9.7	8.3	1.4

Core operating margin (%)	9.9	9.4	0.5

Underlying sales growth (%)	3.5	5.4
Underlying volume growth (%)	1.0	1.5
Underlying price growth (%)	2.6	3.9

KEY DEVELOPMENTS

•	Refreshment turnover declined by 1.1% including a 4.6% adverse impact from currency and a 0.1% positive contribution from acquisitions and disposals. Underlying sales growth was 3.5%, a drop of 1.9 percentage points from 2015. Growth in ice cream was driven by margin-accretive innovations behind premium brands including the Magnum Double range, the Ben & Jerry’s ‘Wich sandwich and dairy free range as well as new variants of Talenti. Leaf tea growth improved in emerging markets but was held back by the black tea business in developed markets. Tea continued to build its presence in more premium segments with good growth from T2 specialty teas.
•	Core operating profit was €47 million higher coming from underlying sales growth which contributed €36 million, core operating margin improvement of €57 million and a €11 million increase from acquisition and disposal activities net of adverse exchange rate movements of €57 million. Core operating margin was up primarily due to improvements in gross margin in ice cream.

24	Strategic Report	Annual Report on Form 20-F 2016

CASH FLOW

Free cash flow of €4.8 billion was in line with the strong delivery in 2015. Cash flow from operating activities was in line with prior year reflecting a €0.3 billion increase in operating profit net of outflows from trade payables and other liabilities within working capital. Net capital expenditure as a percentage of turnover was 3.6% (2015: 3.9%).

	€ million 2016	€ million 2015
Operating profit	7,801	7,515
Depreciation, amortisation and impairment	1,464	1,370
Changes in working capital	51	720
Pensions and similar obligations less payments	(327)	(385)
Provisions less payments	65	(94)
Elimination of (profits)/losses on disposals	127	26
Non-cash charge for share-based compensation	198	150
Other adjustments	(81)	49
Cash flow from operating activities	9,298	9,351
Income tax paid	(2,251)	(2,021)
Net capital expenditure	(1,878)	(2,074)
Net interest and preference dividends paid	(367)	(460)
Free cash flow*	4,802	4,796
Net cash flow (used in)/from investing activities	(3,188)	(3,539)
Net cash flow (used in)/from financing activities	(3,073)	(3,032)

*	Certain measures used in our reporting are not defined under IFRS. For further information about these measures, please refer to the commentary on non-GAAP measures on pages 26 to 28.

Net outflow from investing activities was €3.2 billion (2015: €3.5 billion) primarily being spend on business acquisitions and capital expenditure on property, plant and equipment.

Net outflow from financing activities was in line with prior year at €3.1 billion.

BALANCE SHEET

At 31 December 2016, Unilever’s combined market capitalisation was €110.2 billion compared with €113.4 billion at the end of 2015.

Goodwill and intangible assets increased by €2.4 billion mainly driven by the acquisitions of Dollar Shave Club, Seventh Generation and Blueair. All material goodwill and indefinite-life intangible assets have been tested for impairment with no charge recognised during the year. Other non-current assets increased by €0.5 billion primarily due to increases in deferred tax assets and a higher property, plant and equipment partly offset by a decrease in pension assets.

	€ million 2016	€ million 2015
Goodwill and intangible assets	27,433	25,059
Other non-current assets	15,112	14,553
Current assets	13,884	12,686
Total assets	56,429	52,298
Current liabilities	20,556	20,019
Non-current liabilities	18,893	16,197
Total liabilities	39,449	36,216
Shareholders’ equity	16,354	15,439
Non-controlling interest	626	643
Total equity	16,980	16,082
Total liabilities and equity	56,429	52,298

Current assets were higher by €1.2 billion primarily due to an improved cash and cash equivalent balance which increased from €2.3 billion at the beginning of the year to €3.4 billion at 31 December 2016 including the impact of favourable exchange rates. Trade and other current receivables also increased by €0.3 billion due to increased sales in some of our key markets, extended credit terms following challenging market conditions, and currency impact.

Current liabilities were €20.6 billion. The €0.6 billion increase compared to 2015 is primarily from the recognition of the portion of long-term financial liabilities that fall due within 2017.

Non-current liabilities were €18.9 billion compared with €16.2 billion at the end of 2015. The increase of €2.7 billion reflects additional borrowings to finance acquisitions. On 25 April 2016 we issued €700 million 1.125% fixed rate notes due on 29 April 2028, €500 million 0.5% fixed rate notes due on 29 April 2024 and €300 million 0.00% fixed rate notes due 29 April 2020. On 27 July 2016 we issued US$700 million 2% fixed rate notes due on 28 July 2026 and US$550 million 1.375% fixed rate notes due on 28 July 2021.

The table below shows the movement in net pension liability during the year. The increase from €2.3 billion at the beginning of the year to €3.2 billion at the end of 2016 was primarily due to higher liabilities driven by lower discount rates. The increase was partly offset by investment returns and cash contributions. Cash expenditure on pensions was €0.7 billion, the same as in the prior year.

€ million 2016
1 January	(2,320)
Current service cost	(226)
Employee contributions	16
Actual return on plan assets (excluding interest)	1,877
Net interest cost	(94)
Actuarial loss	(3,098)
Employer contributions	512
Currency retranslation	135
Other movements(a)	25
31 December	(3,173)

(a)	Other movements relate to special termination benefits, past service costs including losses/(gains) on curtailment, settlements and reclassification of benefits. For more detail see note 4B on pages 94 to 99.

FINANCE AND LIQUIDITY

Approximately €1.5 billion (or 43%) of the Group’s cash and cash equivalents are held in the parent and central finance companies, for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third party borrowings. We maintain access to global debt markets through an infrastructure of short and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided in notes 16, 16A, 16B and 16C on pages 115 to 120.

The remaining €1.9 billion (57%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends which are in some cases subject to withholding or distribution tax. This balance includes €240 million (2015: €284 million, 2014: €452 million) of cash that is held in a few countries where we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations.

We closely monitor all our exposures and counter-party limits. Unilever has committed credit facilities in place for general corporate purposes. The undrawn bilateral committed credit facilities in place on 31 December 2016 were US$6,550 million.

Annual Report on Form 20-F 2016	Strategic Report	25

FINANCIAL REVIEW CONTINUED

CONTRACTUAL OBLIGATIONS AT 31 DECEMBER 2016

	€ million Total	€ million Due within 1 year	€ million Due in 1-3 years	€ million Due in 3-5 years	€ million Due in over 5 years
Long-term debt	16,408	5,278	2,719	3,147	5,264
Interest on financial liabilities	2,793	335	540	377	1,541
Operating lease obligations	2,841	457	782	611	991
Purchase obligations(a)	414	346	68	-	-
Finance leases	220	24	36	33	127
Other long-term commitments	2,051	858	847	316	30
Total	24,727	7,298	4,992	4,484	7,953

(a)	For raw and packaging materials and finished goods.

Further details are set out in the following notes to the consolidated financial statements: note 10 on pages 106 and 107, note 15C on page 114, and note 20 on pages 125 and 126. Unilever is satisfied that its financing arrangements are adequate to meet its working capital needs for the foreseeable future. In relation to the facilities available to the Group, borrowing requirements do not fluctuate materially during the year and are not seasonal.

AUDIT FEES

Included within operating profit is €15 million (2015: €15 million) paid to the external auditor, of which €14 million (2015: €14 million) related to statutory audit services.

NON-GAAP MEASURES

Certain discussions and analyses set out in this Annual Report and Accounts (and the Additional Information for US Listing Purposes) include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.

Unilever uses ‘constant rate’, ‘underlying’ and ‘core’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts into euro using the prior period average exchange rates.

The table below shows exchange rate movements in our key markets.

	Annual average rate in 2016	Annual average rate in 2015
US dollar (€1 = US$)	1.111	1.111
Indian rupee (€1 = INR)	74.588	71.047
Brazilian real (€1 = BRL)	3.889	3.607
UK pound sterling (€1 = GBP)	0.815	0.725
Indonesia rupiah (€1 = IDR)	14770	14820
Chinese yuan (€1 = CNY)	7.355	6.967
Argentine peso (€ 1 = ARS)	16.292	10.087

In the following sections we set out our definitions of the following non-GAAP measures and provide reconciliations to relevant GAAP measures:

•	underlying sales growth;
•	underlying volume growth;
•	underlying price growth;
•	core operating profit and core operating margin;
•	core earnings per share;
•	core effective tax rate;
•	constant core earnings per share;
•	free cash flow;
•	net debt; and
•	return on invested capital.

UNDERLYING SALES GROWTH

Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG, as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally.

The reconciliation of USG to changes in the GAAP measure turnover is as follows:

TOTAL GROUP	2016 vs 2015	2015 vs 2014
Turnover growth (%)(a)	(1.0)	10.0
Effect of acquisitions (%)	0.8	0.7
Effect of disposals (%)	(0.2)	(0.8)
Effect of exchange rates (%)	(5.1)	5.9
Underlying sales growth (%)	3.7	4.1

PERSONAL CARE	2016 vs 2015	2015 vs 2014
Turnover growth (%)(a)	0.5	13.2
Effect of acquisitions (%)	1.7	1.0
Effect of disposals (%)	(0.3)	–
Effect of exchange rates (%)	(4.9)	7.6
Underlying sales growth (%)	4.2	4.1

FOODS	2016 vs 2015	2015 vs 2014
Turnover growth (%)(a)	(3.1)	4.5
Effect of acquisitions (%)	–	–
Effect of disposals (%)	(0.3)	(2.5)
Effect of exchange rates (%)	(4.7)	5.6
Underlying sales growth (%)	2.1	1.5

26	Strategic Report	Annual Report on Form 20-F 2016

HOME CARE	2016 vs 2015	2015 vs 2014
Turnover growth (%)(a)	(1.5)	10.9
Effect of acquisitions (%)	0.6	0.2
Effect of disposals (%)	(0.2)	(0.1)
Effect of exchange rates (%)	(6.5)	4.5
Underlying sales growth (%)	4.9	5.9

REFRESHMENT	2016 vs 2015	2015 vs 2014
Turnover growth (%)(a)	(1.1)	10.3
Effect of acquisitions (%)	0.2	1.3
Effect of disposals (%)	(0.1)	(0.7)
Effect of exchange rates (%)	(4.6)	4.1
Underlying sales growth (%)	3.5	5.4

(a)	Turnover growth is made up of distinct individual growth components, namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

UNDERLYING VOLUME GROWTH

Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices.

UNDERLYING PRICE GROWTH

Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period.

The relationship between USG, UVG and UPG is set out below:

	2016 vs 2015	2015 vs 2014
Underlying volume growth (%)	0.9	2.1
Underlying price growth (%)	2.8	1.9
Underlying sales growth (%)	3.7	4.1

Refer to page 24 for the relationship between USG, UVG and UPG for each of the categories.

CORE OPERATING PROFIT AND CORE OPERATING MARGIN

Core operating profit and core operating margin mean operating profit and operating margin, respectively, before the impact of business disposals, acquisition and disposal-related costs, impairments and other one-off items, which we collectively term non-core items, due to their nature and/or frequency of occurrence. Core operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments.

The reconciliation of operating profit to core operating profit is as follows:

	€ million 2016	€ million 2015
Operating profit	7,801	7,515
Acquisition and disposal related costs	132	105
(Gain)/loss on disposal of group companies	95	9
Impairments and other one-off items	18	236
Core operating profit	8,046	7,865
Turnover	52,713	53,272
Operating margin	14.8%	14.1%
Core operating margin	15.3%	14.8%

Further details of non-core items can be found in note 3 on pages 92 to 93 of the consolidated financial statements.

CORE EARNINGS PER SHARE

Core earnings per share (core EPS) is calculated as core profit attributable to shareholders’ equity divided by the diluted combined average number of share units. In calculating core earnings, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-core items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 7 on page 103 for reconciliation of core earnings to net profit attributable to shareholders’ equity.

CORE EFFECTIVE TAX RATE

The core effective tax rate is calculated by dividing taxation excluding the tax impact of non-core items by profit before tax excluding non-core items and share of net profit/(loss) of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax, non-core items, joint ventures and associates.

The reconciliation of taxation to taxation before non-core items is as follows:

	€ million 2016	€ million 2015
Taxation	1,922	1,961
Tax impact of non-core items	60	49
Taxation before non-core items	1,982	2,010
Profit before taxation	7,469	7,220
Non-core items before tax	245	350
Share of net profit/loss of joint ventures and associates	(127)	(107)
Profit before tax, joint ventures, associates and non-core items	7,587	7,463
Core effective tax rate	26.1%	26.9%

CONSTANT CORE EARNINGS PER SHARE

Constant core earnings per share (constant core EPS) is calculated as core profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of translational hedges divided by the diluted combined average number of share units. This measure reflects the underlying earnings for each share unit of the Group in constant exchange rates.

The reconciliation of core profit attributable to shareholders’ equity to constant core earnings attributable to shareholders’ equity and the calculation of constant core EPS is as follows:

	€ million 2016	€ million 2015
Core profit attributable to shareholders’ equity (see note 7)	5,370	5,210
Impact of translation of earnings between constant and current exchange rates and translational hedges	169	(125)
Constant core earnings attributable to shareholders’ equity	5,539	5,085
Diluted combined average number of share units (millions of units)	2,853.9	2,855.4
Constant core EPS (€)	1.94	1.78

In calculating the movement in constant core EPS, the constant core EPS for 2016 is compared to the core EPS for 2015 as adjusted for the impact of translational hedges, which was €1.82.

FREE CASH FLOW

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

Annual Report on Form 20-F 2016	Strategic Report	27

FINANCIAL REVIEW CONTINUED

The reconciliation of net profit to FCF is as follows:

	€ million 2016	€ million 2015
Net profit	5,547	5,259
Taxation	1,922	1,961
Share of net profit of joint ventures/associates and other income from non-current investments	(231)	(198)
Net finance costs	563	493
Depreciation, amortisation and impairment	1,464	1,370
Changes in working capital	51	720
Pensions and similar obligations less payments	(327)	(385)
Provisions less payments	65	(94)
Elimination of (profits)/losses on disposals	127	26
Non-cash charge for share-based compensation	198	150
Other adjustments	(81)	49
Cash flow from operating activities	9,298	9,351
Income tax paid	(2,251)	(2,021)
Net capital expenditure	(1,878)	(2,074)
Net interest and preference dividends paid	(367)	(460)
Free cash flow	4,802	4,796
Net cash flow (used in)/from investing activities	(3,188)	(3,539)
Net cash flow (used in)/from financing activities	(3,073)	(3,032)

NET DEBT

Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables. It is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.

The reconciliation of total financial liabilities to net debt is as follows:

	€ million 2016	€ million 2015
Total financial liabilities	(16,595)	(14,643)
Current financial liabilities	(5,450)	(4,789)
Non-current financial liabilities	(11,145)	(9,854)

Cash and cash equivalents as per balance sheet	3,382	2,302
Cash and cash equivalents as per cash flow statement	3,198	2,128
Add bank overdrafts deducted therein	184	174

Other current financial assets	599	836
Net debt	(12,614)	(11,505)

RETURN ON INVESTED CAPITAL

Return on invested capital (ROIC) is a measure of the return generated on capital invested by the Group. The measure provides a guide rail for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. ROIC is calculated as core operating profit after tax divided by the annual average of: goodwill, intangible assets, property, plant and equipment, net non-current assets held for sale, inventories, trade and other current receivables, and trade payables and other current liabilities.

	€ million 2016	€ million 2015
Core operating profit before tax	8,046	7,865
Tax on core operating profit(a)	(2,102)	(2,118)
Core operating profit after tax	5,944	5,747
Goodwill	17,624	16,213
Intangible assets	9,809	8,846
Property, plant and equipment	11,673	11,058
Net non-current assets held for sale	205	173
Inventories	4,278	4,335
Trade and other current receivables	5,102	4,804
Trade payables and other current liabilities	(13,871)	(13,788)
Period-end invested capital	34,820	31,641
Average invested capital for the period	33,231	30,462
Return on average invested capital	17.9%	18.9%

(a)	Tax on core operating profit is calculated as core operating profit before tax multiplied by core effective tax rate of 26.1% (2015: 26.9%) which is shown on page 27.

28	Strategic Report	Annual Report on Form 20-F 2016

GOVERNANCE

CORPORATE GOVERNANCE

GOVERNANCE OF UNILEVER

ABOUT UNILEVER

Unilever N.V. (NV) and Unilever PLC (PLC), together with their group companies have, since the Unilever Group was formed in 1930, operated as nearly as practicable as a single economic entity. This is achieved by special provisions in the Articles of Association of NV and PLC, together with a series of agreements between NV and PLC which are together known as the Foundation Agreements (described below). These agreements enable Unilever to achieve unity of management, operations, shareholders’ rights, purpose and mission and can be found on our website.

The Equalisation Agreement makes the economic position of the shareholders of NV and PLC, as far as possible, the same as if they held shares in a single company and also regulates the mutual rights of the shareholders of NV* and PLC. Under this agreement, NV and PLC must adopt the same financial periods and accounting policies.

The Deed of Mutual Covenants provides that NV and PLC and their respective subsidiary companies shall co-operate in every way for the purpose of maintaining a common operating policy. They shall exchange all relevant information about their respective businesses – the intention being to create and maintain a common operating platform for the Group throughout the world. The Deed also contains provisions for the allocation of assets within the Unilever Group.

Under the Agreement for Mutual Guarantees of Borrowing between NV and PLC, each company will, if asked by the other, guarantee the borrowings of the other and the other’s subsidiaries. These arrangements are used, as a matter of financial policy, for certain significant borrowings. They enable lenders to rely on our combined financial strength.

Each NV ordinary share represents the same underlying economic interest in the Unilever Group as each PLC ordinary share. However, NV and PLC remain separate legal entities with different shareholder constituencies and separate stock exchange listings. Shareholders cannot convert or exchange the shares of one for the shares of the other. More information on the exercise of voting rights can be found in NV’s and PLC’s Articles of Association and in the Notices of Meetings for our NV and PLC AGMs, all of which can be found on our website.

*	Throughout this report, when referring to NV shares or shareholders, the term ‘shares’ or ‘shareholder’ also encompasses a depositary receipt or a holder of depositary receipts.

www.unilever.com/legalstructure

BOARDS

The Boards of NV and PLC have ultimate responsibility for the management, general affairs, direction, performance and long-term success of our business as a whole. The Boards are one-tier boards, the same people are on both Boards and the responsibility of the Directors is collective, taking into account their respective roles as Executive Directors and Non-Executive Directors. The majority of the Directors are Non-Executive Directors who essentially have a supervisory role. Until 21 April 2016 Unilever had one Executive Director, the Chief Executive Officer (CEO), who chairs the Unilever Leadership Executive (ULE). Our previous Chief Financial Officer (CFO) resigned with effect from 1 October 2015 and his successor, Graeme Pitkethly, became a member of the ULE and the CFO on 1 October 2015. Graeme became an Executive Director on 21 April 2016 upon his appointment at the 2016 AGMs. As from that date Unilever continued to have two Executive Directors.

A list of our current Directors, their roles on the Boards, their dates of appointment and their other major appointments is set out on page 3.

The Boards have delegated the operational running of the Group to the CEO with the exception of the following matters which are reserved for the Boards: structural and constitutional matters, corporate governance, approval of dividends, approval of overall strategy for the Group, approval of significant transactions or arrangements in relation to mergers, acquisitions, joint ventures and disposals, capital expenditure, contracts, litigation, financing and pensions. The CEO is responsible to the Boards and is able to delegate any of his powers and discretions, which he does, to members of the ULE. Members of the ULE report to the CEO. The biographies of ULE members are on page 5.

BOARD COMMITTEES

The Boards have established four Board Committees: the Audit Committee, the Compensation Committee, the Corporate Responsibility Committee and the Nominating and Corporate Governance Committee. The terms of reference of these Committees can be found on our website and the reports of each Committee, including attendance at meetings in 2016, can be found on pages 42 to 77.

www.unilever.com/committees

THE GOVERNANCE OF UNILEVER

Further details of the roles and responsibilities of the Chairman, Vice-Chairman, CEO and other corporate officers and how our Boards effectively operate as one board, govern themselves and delegate their authorities are set out in the document entitled ‘The Governance of Unilever’, which can be found on our website.

The Governance of Unilever also describes the Foundation Agreements, Directors’ appointment, tenure, induction and training, Directors’ ability to seek independent advice at Unilever’s expense and details about Board and Management Committees (including the Disclosure Committee).

www.unilever.com/corporategovernance

BOARD EFFECTIVENESS

BOARD MEETINGS

A minimum of six face-to-face meetings are planned throughout the calendar year to consider, for example, the half-year and full-year results announcements of the Group and the strategy of the Group. Other ad hoc Board meetings are convened to discuss strategic, transactional and governance matters that arise. Meetings of the Boards may be held either in London or in Rotterdam or such other locations as the Boards think fit, with one or two off-site Board meetings a year. The Chairman sets the Boards’ agenda, ensures the Directors receive accurate, timely and clear information, and promotes effective relationships and open communication between the Executive and Non-Executive Directors.

In 2016 the Boards met physically in January, February, April, July, September and November and considered important corporate events and actions, such as:

•	developing and approval of the overall strategy;
•	oversight of the performance of the business;
•	review of risks and internal risk management and control systems;
•	authorisation of major transactions;
•	declaration of dividends;
•	convening of shareholders’ meetings;
•	nominations for Board appointments, including the new Chairman;
•	review of the functioning of the Boards and their Committees; and
•	review of corporate responsibility and sustainability, in particular the Unilever Sustainable Living Plan.

Annual Report on Form 20-F 2016	Governance	29

CORPORATE GOVERNANCE CONTINUED

ATTENDANCE

The table showing the attendance of current Directors at Board meetings in 2016 can be found on page 3. If Directors are unable to attend a Board meeting they have the opportunity beforehand to discuss any agenda items with the Chairman. Both Michael Treschow and Hixonia Nyasulu attended the three Board meetings they were eligible to attend, before retiring from the Boards on 21 April 2016.

NON-EXECUTIVE DIRECTOR MEETINGS

The Non-Executive Directors meet as a group, without the Executive Directors present, to consider specific agenda items set by them, usually four or five times a year. In 2016 they met six times. The Chairman, or in his absence the Vice-Chairman/Senior Independent Director, chairs such meetings.

BOARD EVALUATION

Each year the Boards formally assess their own performance with the aim of helping to improve the effectiveness of both the Boards and the Committees and at least once every three years an independent third party facilitates the evaluation. The last external evaluation was performed in 2014. The evaluation consists of individual interviews with the Directors by the Chairman and, when relevant, by the external evaluator. These interviews are complemented by the completion by all Directors of three confidential online evaluation questionnaires on our Boards, CEO and Chairman. However, this year only two questionnaires were completed, on the CEO and the Boards, the latter questionnaire inviting comments on a number of key areas including strategy, board composition, effectiveness, training and knowledge. Given the Chairman was only appointed in April 2016, the Senior Independent Director/Vice-Chairman led a collective discussion with the Non-Executive Directors on the Chairman’s performance and the results of the Chairman’s effectiveness review were then discussed between the Chairman and the Vice-Chairman. Committees of the Boards evaluate themselves annually under supervision of their respective Chairmen taking into account the views of respective Committee members and the Boards. The key actions agreed by each Committee in the 2016 evaluations can be found in each Committee Report.

APPOINTMENT

In seeking to ensure that NV and PLC have the same Directors, the Articles of Association of NV and PLC contain provisions which are designed to ensure that both NV and PLC shareholders are presented with the same candidates for election as Directors. Anyone being elected as a Director of NV must also be elected as a Director of PLC and vice versa. Therefore, if an individual fails to be elected to both companies he or she will be unable to take his or her place on either Board.

The report of the Nominating and Corporate Governance Committee (NCGC) on pages 46 to 47 describes the work of the NCGC in Board appointments and recommendations for re-election. In addition, shareholders are able to nominate Directors. The procedure for shareholders to nominate Directors is contained within the document entitled ‘Appointment procedure for NV and PLC Directors’ which is available on our website. To do so they must put a resolution to both the NV and PLC AGMs in line with local requirements. Directors are appointed by shareholders by a simple majority vote at each AGM.

www.unilever.com/boardsofunilever

DIRECTOR INDUCTION AND TRAINING

All new Directors participate in a comprehensive induction programme when they join the Boards. The Chairman ensures that ongoing training is provided for Directors by way of site visits, presentations and circulated updates at (and between) Board and Board Committee meetings on, among other things, Unilever’s business, environmental, social, corporate governance, regulatory developments and investor relations matters. Details of the training provided to the Directors in 2016 can be found in the Chairman’s Statement on page 2.

INDEPENDENCE AND CONFLICTS

As the Non-Executive Directors make up the Committees of the Boards, it is important that they can be considered to be independent. Each year the Boards conduct a thorough review of the Non-Executive Directors’, and their related or connected persons’, relevant relationships referencing the criteria set out in ‘The Governance of Unilever’ which is derived from the relevant best practice guidelines in the Netherlands, UK and US. The Boards currently consider all our Non-Executive Directors to be independent of Unilever.

We attach special importance to avoiding conflicts of interest between NV and PLC and their respective Directors. The Boards ensure that there are effective procedures in place to avoid conflicts of interest by Board members. If appropriate, authorisation of situational conflicts is given by the Boards to the relevant Director. The authorisation includes conditions relating to keeping Unilever information confidential and to the Director’s exclusion from receiving and discussing relevant information at Board meetings. Situational conflicts are reviewed annually by the Boards as part of the determination of Director independence. In between those reviews Directors have a duty to inform the Boards of any relevant changes to their situation. A Director may not vote on, or be counted in a quorum in relation to, any resolution of the Boards in respect of any situation in which he or she has a conflict of interest. The procedures that Unilever has put in place to deal with conflicts of interest operate effectively.

Unilever recognises the benefit to the individual and the Group of senior executives acting as directors of other companies but, to ensure outside directorships of our Executive Directors do not involve an excessive commitment or conflict of interest, the number of outside directorships of listed companies is generally limited to one per Executive Director and approval is required from the Chairman.

INDEMNIFICATION

The terms of NV Directors’ indemnification are provided for in NV’s Articles of Association. The power to indemnify PLC Directors is provided for in PLC’s Articles of Association and deeds of indemnity have been agreed with all PLC Directors. Third party directors’ and officers’ liability insurance was in place for all Unilever Directors throughout 2016 and is currently in force.

In addition, PLC provides indemnities (including, where applicable, a qualifying pension scheme indemnity provision) to the Directors of three subsidiaries each of which acts as trustee of a Unilever UK pension fund. Appropriate trustee liability insurance is also in place.

OUR SHARES

NV SHARES

SHARE CAPITAL

NV’s issued share capital on 31 December 2016 was made up of:

•	€274,356,432 split into 1,714,727,700 ordinary shares of €0.16 each;
•	€1,028,568 split into 2,400 special ordinary shares numbered 1 – 2,400 known as special ordinary shares; and
•	€81,454,014 split into two classes (6% and 7%) of cumulative preference shares*.

*	These shares are included within liabilities (note 15C).

LISTINGS

NV has listings of ordinary shares, 6% and 7% cumulative preference shares and depositary receipts for such ordinary shares and 7% cumulative preference shares on Euronext Amsterdam and a listing of New York Registry Shares* on the New York Stock Exchange.

*	One New York Registry Share represents one NV ordinary share with a nominal value of €0.16.

30	Governance	Annual Report on Form 20-F 2016

VOTING RIGHTS

NV shareholders can cast one vote for each €0.16 nominal capital they hold and can vote in person or by proxy. The voting rights attached to NV’s outstanding shares are split as follows:

	Total number of votes		% of issued capital
1,714,727,700 ordinary shares	1,714,727,700	(a)	76.89
2,400 special shares	6,428,550		0.29
161,060 6% cumulative preference shares	431,409,276	(b)	19.34
29,000 7% cumulative preference shares	77,678,313	(c)	3.48

As at 31 December 2016:

(a)	141,560,629 shares were held in treasury and 10,392,782 shares were held to satisfy obligations under share-based incentive schemes.
(b)	37,679 6% cumulative preference shares were held in treasury.
(c)	7,562 7% cumulative preference shares were held in treasury.

The special shares and the shares under (a), (b) and (c) are not voted on.

SHARE ISSUES AND BUY BACKS

NV may issue shares not yet issued and grant rights to subscribe for shares only pursuant to a resolution of the General Meeting or of another corporate body designated for such purpose by a resolution of the General Meeting. At the NV AGM held on 21 April 2016 the Board of NV was designated as the corporate body authorised to resolve on the issue of, or on the granting of rights to subscribe for, shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of NV, plus an additional 10% of the issued share capital of NV in connection with or on the occasion of mergers, acquisitions or strategic alliances.

At the 2016 NV AGM the Board of NV was also authorised to cause NV to buy back its own shares or depositary receipts thereof, with a maximum of 10% of issued share capital, either through purchase on a stock exchange or otherwise, at a price, excluding expenses, not lower than €0.01 (one euro cent) and not higher than 10% above the average of the closing price of the shares on the trading venue where the purchase is carried out for the five business days before the day on which the purchase is made.

These authorities expire on the earlier of the conclusion of the 2017 NV AGM or the close of business on 30 June 2017 (the last date by which NV must hold an AGM in 2017). Such authorities are renewed annually and authority will be sought at NV’s 2017 AGM.

During 2016 Unilever group companies purchased 2,930,000 NV ordinary shares, representing 0.17% of the issued ordinary share capital, for €118,119,958 and 972,584 NV New York Registry Shares, representing 0.06% of the issued ordinary share capital, for €38,947,918. These purchases were made to facilitate grants made in connection with Unilever’s employee compensation programmes. No NV 6% cumulative preference shares nor NV 7% cumulative preference shares were purchased by Unilever group companies during 2016. Further information on these purchases can be found in note 4C to the consolidated accounts on pages 99 to 100.

NV SPECIAL ORDINARY SHARES

To ensure unity of management, the provisions within the NV Articles of Association containing the rules for appointing NV Directors cannot be changed without the permission of the holders of the special ordinary shares numbered 1 – 2,400 inclusive. These NV special ordinary shares may only be transferred to one or more other holders of such shares. The joint holders of these shares are N.V. Elma and United Holdings Limited, which are subsidiaries of NV and PLC respectively. The Boards of N.V. Elma and United Holdings Limited comprise three Directors of the Unilever Boards.

TRUST OFFICE

The Foundation Unilever N.V. Trust Office (Stichting Administratiekantoor Unilever N.V.) is a trust office with a board independent of Unilever. As part of its corporate objects, the Trust Office issues depositary receipts in exchange for the NV ordinary shares and NV 7% cumulative preference shares. These depositary receipts are listed on Euronext Amsterdam, as are the NV ordinary and 7% cumulative preference shares themselves.

Holders of depositary receipts can under all circumstances exchange their depositary receipts for the underlying shares (and vice versa) and are entitled to dividends and all economic benefits on the underlying shares held by the Trust Office. There are no limitations on the holders’ voting rights, they can attend all General Meetings of NV, either personally or by proxy, and have the right to speak. The Trust Office only votes shares that are not represented at a General Meeting. The Trust Office votes in such a way as it deems to be in the long-term interests of the holders of the depositary receipts. This voting policy is laid down in the Conditions of Administration that apply to the depositary receipts.

The Trust Office’s shareholding fluctuates daily. Its holdings on 31 December 2016 were 1,366,248,487 NV ordinary shares (79.68%) and 9,817 NV 7% cumulative preference shares (33.85%). At the 2016 NV AGM, the Trust Office represented 28.86% of all votes present at the meeting.

The members of the board at the Trust Office are Mr J H Schraven (chairman), Mr P Frentrop, Mr A Nühn and Ms C M S Smits-Nusteling. The Trust Office reports periodically on its activities. Further information on the Trust Office, including its Articles of Association, Conditions of Administration and Voting Policy, can be found on its website.

Unilever considers the arrangements of the Trust Office to be appropriate and in the interests of NV and its shareholders given the size of the voting rights attached to the financing preference shares and the relatively low attendance of holders of ordinary shares at the General Meetings of NV.

www.administratiekantoor-unilever.nl

PLC SHARES

SHARE CAPITAL

PLC’s issued share capital on 31 December 2016 was made up of:

•	£40,760,420 split into 1,310,156,361 ordinary shares of 3 1/9p each; and
•	£100,000 of deferred stock of £1 each.

LISTINGS

PLC has shares listed on the London Stock Exchange and, as American Depositary Receipts*, on the New York Stock Exchange.

*	One American Depository Receipt represents one PLC ordinary share with a nominal value of 3 1/9p.

VOTING RIGHTS

PLC shareholders can cast one vote for each 3 1/9p nominal capital they hold, and can vote in person or by proxy. This means that shareholders can cast one vote for each PLC ordinary share or PLC American Depositary Receipt of Shares. Therefore, the total number of voting rights attached to PLC’s outstanding shares is as follows:

	Total number of votes		% of issued capital
1,310,156,361 ordinary shares	1,310,156,361	(a)	99.76

£100,000 deferred stock	3,214,285		0.24

As at 31 December 2016:

(a)	Of which 26,696,994 shares were held by PLC in treasury and 6,544,015 shares were held by NV group companies. These shares are not voted on.

Annual Report on Form 20-F 2016	Governance	31

CORPORATE GOVERNANCE CONTINUED

SHARE ISSUES AND BUY BACKS

The PLC Board may, subject to the UK Companies Act 2006 and the passing of the appropriate resolutions at a General Meeting, issue shares within the limits prescribed within the resolutions. At the PLC 2016 AGM held on 20 April 2016 the PLC Directors were authorised to issue new shares, up to a maximum of £13,300,000 nominal value (which at the time represented approximately 33% of PLC’s issued ordinary share capital) and to disapply pre-emption rights up to approximately 5% of PLC’s issued ordinary share capital and an additional 5% authority only in connection with an acquisition or specified capital investment.

In addition, at PLC’s 2016 AGM the PLC Board was authorised to make market purchases of its ordinary shares, up to a maximum of 128,345,000 shares representing just under 10% of PLC’s issued ordinary share capital and within the limits prescribed in the resolution until the earlier of the conclusion of PLC’s 2017 AGM and 30 June 2017. These authorities are renewed annually and authority will be sought at PLC’s 2017 AGM.

During 2016 Unilever group companies purchased 2,268,600 PLC ordinary shares, representing 0.17% of the issued share capital, for €91,805,226. These purchases were made to facilitate grants made in connection with its employee compensation programmes. Further information on these purchases can be found in note 4C to the consolidated accounts on pages 99 to 100.

PLC DEFERRED STOCK

The joint holders of the PLC deferred stock are N.V. Elma and United Holdings Limited, which are subsidiaries of NV and PLC respectively. The Boards of N.V. Elma and United Holdings Limited comprise three Directors of the Unilever Boards. The provisions within the PLC Articles of Association containing the rules for appointing PLC Directors cannot be changed without the permission of the holders of PLC’s deferred stock.

OUR SHAREHOLDERS

SIGNIFICANT SHAREHOLDERS OF NV

As far as Unilever is aware, the only holders of more than 3% of, or 3% of voting rights attributable to, NV’s share capital on 31 December 2016 (apart from the Foundation Unilever N.V. Trust Office, see page 31, and shares held in treasury by NV, see page 31) are NN Group N.V. (NN), ASR Nederland N.V. (ASR) and BlackRock, Inc. (BlackRock) as indicated in the table below.

Shareholder	Class of shares	Total number of shares held	% of relevant class
NN	ordinary shares	5,432,423	0.32

	7% cumulative preference shares	20,665	71.26

	6% cumulative preference shares	74,088	46.0
ASR	ordinary shares	2,348,205	0.14

	6% cumulative preference shares	46,000	28.56
BlackRock	ordinary shares	66,947,018	3.90

As far as Unilever is aware, no disclosable changes in interests in the share capital of NV have been notified to the AFM between 1 January 2017 and 21 February 2017 (the latest practicable date for inclusion in this report). Between 1 January 2014 and 21 February 2017, ING Group N.V. (ING), BlackRock and ASR have held more than 3% in the share capital of NV. During 2015, ING transferred its holdings to NN as part of the demerger of NN from ING.

SIGNIFICANT SHAREHOLDERS OF PLC

As far as Unilever is aware, the only holders of more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary share capital on 31 December 2016 (apart from shares held in treasury by PLC, see page 31), are BlackRock and the Leverhulme Trust as indicated in the table below.

Shareholder	Class of shares	Total number of shares held	% of relevant class
BlackRock	ordinary shares	82,085,616	6.4

The Leverhulme Trust	ordinary shares	68,531,182	5.3

No disclosable changes in interests in the share capital of PLC have been notified to PLC between 1 January 2017 and 21 February 2017 (the latest practicable date for inclusion in this report). Between 1 January 2014 and 21 February 2017, (i) BlackRock, and (ii) together the trustees of the Leverhulme Trust and the Leverhulme Trade Charities Trust, have held more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary shares.

During 2014, the trustees of the Leverhulme Trust and the trustees of the Leverhulme Trade Charities Trust (comprising the same individuals (together the ‘Trustees’)) together held 70,566,764 ordinary shares amounting to 5.5% of the voting rights of PLC. On 31 December 2014 the Leverhulme Trust and the Leverhulme Trade Charities Trust became charitable incorporated organisations. As a consequence of these changes, the balance of shares held by the Trustees has reduced to zero and only the Leverhulme Trust has a disclosable interest as shown in the table above.

SHAREHOLDER ENGAGEMENT

Unilever values open, constructive and effective communication with our shareholders. Our shareholders can raise issues directly with the Chairman and, if appropriate, the Vice-Chairman and Senior Independent Director. The CFO has lead responsibility for investor relations, with the active involvement of the CEO. They are supported by our Investor Relations department which organises presentations for analysts and investors. These and other materials (e.g. an Introduction to Unilever and AGM materials) are generally made available on our website.

Principal shareholders: the Executive Directors’ investor relations programme continued in 2016 with meetings in eleven major cities in Europe, North America and Asia. In all, they met more than 100 investors during these roadshows. In addition, our new Chairman, Marijn Dekkers, was introduced to principal shareholders in September.

Quarterly announcements: briefings on quarterly results are given via teleconference and are accessible by telephone or via our website.

Annual investor seminar: this annual event was held in our Research and Development centre and factory in Port Sunlight in the UK, in November. It focused on long-term value creation, innovation and agility. The event was attended by the Chairman, CEO, CFO and other senior management. The slides shown and an audio recording of the presentations were made available and can be accessed on our website. This allows those investors not attending in person to access the information provided at the event.

Investor conferences: the Executive Directors and members of the Investor Relations team also meet a large number of investors at the industry conferences they attend. In 2016 the conferences that were attended by Unilever representatives included broker sponsored conferences in London, Paris, San Francisco, Boston, New York, Toronto and Singapore.

32	Governance	Annual Report on Form 20-F 2016

Feedback from shareholders: we maintain a frequent dialogue with our principal shareholders and regularly collect feedback. In 2016 we also conducted an investor perception study among large institutional shareholders, as well as a broader investor survey. We use this feedback to help shape our investor programme and future shareholder communications. Private shareholders are encouraged to give feedback via shareholder.services@unilever.com. The Chairman, Executive Directors and Chairmen of the Committees are also generally available to answer questions from the shareholders at the AGMs each year.

Board awareness: the Boards are briefed on investor reactions to the Group’s quarterly results announcements and are briefed on any issues raised by shareholders that are relevant to their responsibilities.

www.unilever.com/investorrelations

GENERAL MEETINGS

Both NV and PLC hold an AGM each year. At the AGMs the Chairman gives his thoughts on governance aspects of the preceding year and the CEO gives a detailed review of the performance of the Group over the last year. Shareholders are encouraged to attend the relevant meeting and to ask questions at or in advance of the meeting. Indeed, the question and answer session forms an important part of each meeting. The external auditors are welcomed to the AGMs and are entitled to address the meetings.

The 2016 AGMs were held in Rotterdam and Leatherhead in April and the topics raised by shareholders included: Acquisition policy, progress of the Unilever Sustainable Living Plan, the Baking, Cooking and Spreads business, tax transparency, the NV cumulative preference shares, remuneration policy, Brexit, innovation and risk assessment.

SHAREHOLDER PROPOSED RESOLUTIONS

Shareholders of NV may propose resolutions if they individually or together hold at least 1% of NV’s issued capital in the form of shares or depositary receipts issued for NV shares. Shareholders who together represent at least 10% of the issued capital of NV can, under certain circumstances, also requisition the District Court to allow them to convene an Extraordinary General Meeting to deal with specific resolutions.

Shareholders of PLC may propose resolutions if they individually or together hold shares representing at least 5% of the total voting rights of PLC, or 100 shareholders who hold on average £100 each in nominal value of PLC share capital can require PLC to propose a resolution at a General Meeting. PLC shareholders holding in aggregate 5% of the issued PLC ordinary shares are able to convene a General Meeting of PLC.

REQUIRED MAJORITIES

Resolutions are usually adopted at NV and PLC General Meetings by an absolute majority of votes cast, unless there are other requirements under the applicable laws or NV’s or PLC’s Articles of Association. For example, there are special requirements for resolutions relating to the alteration of the Articles of Association, the liquidation of NV or PLC and the alteration of the Equalisation Agreement.

A proposal to alter the Articles of Association of NV can only be made by the NV Board. A proposal to alter the Articles of Association of PLC can be made either by the PLC Board or by requisition of shareholders in accordance with the UK Companies Act 2006. Unless expressly specified to the contrary in PLC’s Articles of Association, PLC’s Articles of Association may be amended by a special resolution. Proposals to alter the provisions in the Articles of Association of NV and PLC respectively relating to the unity of management require the prior approval of meetings of the holders of the NV special ordinary shares and the PLC deferred stock. The Articles of Association of both NV and PLC can be found on our website.

www.unilever.com/corporategovernance

RIGHT TO HOLD SHARES

Unilever’s constitutional documents place no limitations on the right to hold NV and PLC shares. There are no limitations on the right to hold or exercise voting rights on the ordinary shares of NV and PLC imposed by Dutch or English law.

CORPORATE GOVERNANCE COMPLIANCE

GENERAL

We conduct our operations in accordance with internationally accepted principles of good governance and best practice, whilst ensuring compliance with the corporate governance requirements applicable in the countries in which we operate. Unilever is subject to corporate governance requirements (legislation, codes and/or standards) in the Netherlands, the UK and the US and in this section we report on our compliance against these.

MATERIAL CONTRACTS

Under the European Takeover Directive as implemented in the Netherlands and the UK, the UK Companies Act 2006 and rules of the US Securities and Exchange Commission, Unilever is required to provide information on contracts and other arrangements essential or material to the business of the Group. Other than the Foundation Agreements referred to on page 29, we believe we do not have any such contracts or arrangements.

THE NETHERLANDS

NV complies with almost all of the principles and best practice provisions of the Dutch Corporate Governance Code (Dutch Code), which is available on the Commissie Corporate Governance’s website.

www.commissiecorporategovernance.nl

Statements required by the Dutch Code and explanations of the NV compliance position are set out below.

Non-Financial Performance Indicator: In determining the level and structure of the remuneration of the Executive Directors, among other things, the results, the share price performance and non-financial indicators relevant to the long-term objectives of the Company, with due regard for the risks to which variable remuneration may expose the enterprise, shall be taken into account (bpp II.2.3).

Unilever places a great deal of importance on corporate responsibility and sustainability and is keen to ensure focus on key financial performance measures which we believe to be the drivers of shareholder value creation and relative total shareholder return. Unilever therefore believes that the interests of the business and shareholders are best served by linking our long-term share plans to such measures as described above, which are further set out in the Directors’ Remuneration Report (pages 48 to 77), and has therefore not included a non-financial performance indicator.

Risk Management and Control: With regard to financial reporting risks, as advised by the Audit Committee (as described in its report on pages 42 to 43), the NV Board believes that the risk management and control systems provide reasonable assurance that the financial statements do not contain any errors of material importance and the risk management and control systems have worked properly in 2016 (bpp II.1.5). The statements in this paragraph are not statements in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002.

Annual Report on Form 20-F 2016	Governance	33

CORPORATE GOVERNANCE CONTINUED

Retention Period of Shares: The Dutch Code recommends that shares granted to the Executive Directors without financial consideration shall be retained for a period of at least five years or until at least the end of the employment, if this period is shorter (bpp II.2.5).

Our current Remuneration Policy requires Executive Directors to build and retain a personal shareholding in Unilever. In addition, Executive Directors are required to hold 100% of the shares needed to maintain their minimum shareholding requirement until 12 months after they leave Unilever and 50% of these shares for 24 months after they leave Unilever.

Severance Pay: It is our policy to set the level of severance payments for Directors at no more than one year’s salary, unless the Boards, on the recommendation of the Compensation Committee, find this manifestly unreasonable given circumstances or unless otherwise dictated by applicable law (bpp II 2.8).

Financing Preference Shares: The voting rights of the 6% and 7% cumulative preference shares issued by NV are based on their nominal value, as prescribed by Dutch law. NV agrees with the principle in the Dutch Code that the voting rights of any newly issued preference shares should be based on their economic value rather than on their nominal value (bpp IV.1.2), but cannot unilaterally reduce voting rights of its outstanding preference shares.

Corporate Governance Statement: NV is required to make a statement concerning corporate governance as referred to in article 2a of the decree on additional requirements for annual reports (Vaststellingsbesluit nadere voorschriften inhoud jaarverslag) with effect from 1 January 2010 (the Decree). The information required to be included in this corporate governance statement as described in articles 3, 3a and 3b of the Decree can be found on our website.

www.unilever.com/corporategovernance

THE UNITED KINGDOM

PLC, being a company that is incorporated in the UK and listed on the London Stock Exchange, is required to state how it has applied the main principles and how far it has complied with the provisions set out in the 2014 UK Corporate Governance Code (UK Code), which is available on the Financial Reporting Council’s (FRC) website. In 2016 PLC complied with all UK Code provisions.

www.frc.org.uk

Risk Management and Control: Our approach to risk management and systems of internal control is in line with the recommendations in the FRC’s revised guidance ‘Risk management, internal control and related financial and business reporting’ (the Risk Guidance). It is Unilever’s practice to review acquired companies’ governance procedures after acquisition and to align them to the Group’s governance procedures as soon as is practicable.

Greenhouse Gas (GHG) Emissions: In line with the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013 our greenhouse gas performance is set out below. We report our CO2 emissions with reference to the latest Greenhouse Gas (GHG) Protocol Corporate Accounting and Reporting Standard (GHG Protocol) to calculate emissions of carbon dioxide from the combustion of fuels (Scope 1) and from purchased electricity, heat, steam and cooling (Scope 2, market-based method) for our manufacturing facilities.

Carbon emission factors are used to convert energy used in manufacturing to emissions of CO2. Carbon emission factors for fuels are provided by the Intergovernmental Panel on Climate Change (IPCC).

Carbon emission factors for grid electricity calculated according to the ‘market-based method’ are supplier-specific emissions factors reflecting contractual arrangements with electricity suppliers. Where supplier-specific emissions factors are not available, carbon emissions factors reflect the country or sub-region where each manufacturing site is located and are provided by the International Energy Agency (IEA). We have selected an intensity ratio based on production; this aligns with our long-standing reporting of manufacturing performance.

The GHG data relates to emissions during the 12-month period from 1 October 2015 to 30 September 2016. This period is different from that for which the remainder of the Directors’ Report is prepared (which is the calendar year 2016).

EMISSIONS OF CO2 FROM MANUFACTURING, 1 OCTOBER 2015 TO 30 SEPTEMBER 2016 (1 OCTOBER 2014 TO 30 SEPTEMBER 2015)
Scope 1	840,633 tonnes CO2 (852,672 tonnes CO2)

Scope 2	864,936 tonnes CO2 (918,301 tonnes CO2)
(market-based method)

Total Scope 1 & 2	1,705,569 tonnes CO2+ (1,770,973 tonnes CO2+)

Intensity ratio	83.52 kg CO2 per tonne of production+
(88.49 kg CO2 per tonne of production+)

+	PwC assured. For further details and the basis of preparation see our website.

Emissions data includes material sources of Scope 1 and 2 emissions that have been subject to external assurance, i.e. emissions of CO2 from energy used in manufacturing. Emissions from the combustion of biogenic fuels (biomass, fuel crops etc) at our manufacturing sites are reported separately to other Scope 1 and 2 emissions, as recommended by the GHG Protocol, and excluded from our intensity ratio calculation.

Our GHG data does not include minor emissions sources that are beyond our boundary of operational control or that are not material. For example, emissions of CO2 from energy used in our offices and warehouses are excluded, although we continue to drive improvements in these areas through our USLP targets. The data also excludes Scope 3 emissions (including consumer use of our products) which we report as part of our USLP.

www.unilever.com/sustainable-living

Employee Involvement and Communication: Unilever’s UK companies maintain formal processes to inform, consult and involve employees and their representatives. A National Consultative Forum comprising employees and management representatives meets regularly to provide a forum for discussing issues relating to all Unilever sites in the United Kingdom. We recognise collective bargaining on a number of sites and engage with employees via the Sourcing Unit Forum, which includes national officer representation from the three recognised trade unions. A European Works Council, embracing employee and management representatives from countries within Europe, has been in existence for several years and provides a forum for discussing issues that extend across national boundaries.

Equal Opportunities and Diversity: Consistent with our Code of Business Principles, Unilever aims to ensure that applications for employment from everyone are given full and fair consideration and that everyone is given access to training, development and career opportunities. Every effort is made to retrain and support employees who become disabled while working within the Group.

34	Governance	Annual Report on Form 20-F 2016

Independent Auditors and Disclosure of Information to Auditors: To the best of each of the Directors’ knowledge and belief, and having made appropriate enquiries, all information relevant to enabling the auditors to provide their opinions on PLC’s consolidated and parent company accounts has been provided. Each of the Directors has taken all reasonable steps to ensure their awareness of any relevant audit information and to establish that Unilever PLC’s auditors are aware of any such information.

THE UNITED STATES

Both NV and PLC are listed on the New York Stock Exchange (NYSE). As such, both companies must comply with the requirements of US legislation, such as the Sarbanes-Oxley Act of 2002, regulations enacted under US securities laws and the Listing Standards of the NYSE, that are applicable to foreign private issuers, copies of which are available on their websites.

www.sec.gov

www.nyse.com

We are substantially compliant with the Listing Standards of the NYSE applicable to foreign private issuers except as set out below.

We are required to disclose any significant ways in which our corporate governance practices differ from those typically followed by US companies listed on the NYSE. Our corporate governance practices are primarily based on the requirements of the UK Listing Rules, the UK Code and the Dutch Code but substantially conform to those required of US companies listed on the NYSE. The only significant way in which our corporate governance practices differ from those followed by domestic companies under Section 303A Corporate Governance Standards of the NYSE is that the NYSE rules require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions. The UK Listing Rules require shareholder approval of equity-compensation plans only if new or treasury shares are issued for the purpose of satisfying obligations under the plan or if the plan is a long-term incentive plan in which a director may participate. Amendments to plans approved by shareholders generally only require approval if they are to the advantage of the plan participants. Furthermore, Dutch law and NV’s Articles of Association require shareholder approval of equity-compensation plans only if the Executive Directors are able to participate in such plans. Under Dutch law, shareholder approval is not required for material revisions to equity-compensation plans unless the Executive Directors participate in a plan and the plan does not contain its own procedure for revisions.

Attention is drawn to the Report of the Audit Committee on pages 42 to 43. In addition, further details about our corporate governance are provided in the document entitled ‘The Governance of Unilever’ which can be found on our website.

All senior executives and senior financial officers have declared their understanding of and compliance with Unilever’s Code of Business Principles and the related Code Policies. No waiver from any provision of the Code of Business Principles or Code Policies was granted in 2016 to any of the persons falling within the scope of the SEC requirements. The Code of Business Principles and related Code Policies were refreshed in 2016, and for the first time the Code Policies were also published on our website together with the Code of Business Principles.

www.unilever.com/corporategovernance

Risk Management and Control: Following a review by the Disclosure Committee, Audit Committee and Boards, the CEO and the CFO concluded that the design and operation of the Group’s disclosure controls and procedures, including those defined in the United States Securities Exchange Act of 1934 – Rule 13a – 15(e), as at 31 December 2016 were effective, and that subsequently until 24 February 2017 (the date of the approval of this Annual Report and Accounts (and the Additional Information for US Listing Purposes) by the Boards) there have been no significant changes in the Group’s internal controls, or in other factors that could significantly affect those controls.

Unilever is required by Section 404 of the US Sarbanes-Oxley Act of 2002 to report on the effectiveness of its internal control over financial reporting. This requirement is reported on within the section entitled ‘Management’s Report on Internal Control over Financial Reporting’ on page 167.

In 2016 and 2015, the Group did not receive any public takeover offers by third parties in respect of NV or PLC shares or make any public takeover offers in respect of other companies’ shares.

Annual Report on Form 20-F 2016	Governance	35

RISKS

OUR RISK APPETITE AND APPROACH TO RISK MANAGEMENT

Risk management is integral to Unilever’s strategy and to the achievement of Unilever’s long-term goals. Our success as an organisation depends on our ability to identify and exploit the opportunities generated by our business and the markets we are in. In doing this we take an embedded approach to risk management which puts risk and opportunity assessment at the core of the leadership team agenda, which is where we believe it should be.

Unilever adopts a risk profile that is aligned to our Vision to accelerate growth in the business while reducing our environmental footprint and increasing our positive social impact. Our appetite for risk is driven by the following:

•	Our growth should be consistent, competitive, profitable and responsible.
•	Our behaviours must be in line with our Code of Business Principles and Code Policies.
•	We strive to continuously improve our operational efficiency and effectiveness.
•	We aim to maintain a strong single A credit rating on a long-term basis.

Our approach to risk management is designed to provide reasonable, but not absolute, assurance that our assets are safeguarded, the risks facing the business are being assessed and mitigated and all information that may be required to be disclosed is reported to Unilever’s senior management including, where appropriate, the Chief Executive Officer and Chief Financial Officer.

ORGANISATION

The Unilever Boards assume overall accountability for the management of risk and for reviewing the effectiveness of Unilever’s risk management and internal control systems.

The Boards have established a clear organisational structure with well defined accountabilities for the principal risks that Unilever faces in the short, medium and long-term. This organisational structure and distribution of accountabilities and responsibilities ensure that every country in which we operate has specific resources and processes for risk review and risk mitigation. This is supported by the Unilever Leadership Executive, which takes active responsibility for focusing on the principal areas of risk to Unilever. The Boards regularly review these risk areas, including consideration of environmental, social and governance matters, and retain responsibility for determining the nature and extent of the significant risks that Unilever is prepared to take to achieve its strategic objectives.

FOUNDATION AND PRINCIPLES

Unilever’s approach to doing business is framed by our Purpose and values. Our Code of Business Principles sets out the standards of behaviour that we expect all employees to adhere to. Day-to-day responsibility for ensuring these principles are applied throughout Unilever rests with senior management across categories, geographies and functions. A network of Business Integrity Officers and Committees supports the activities necessary to communicate the Code, deliver training, maintain processes and procedures (including support lines) to report and respond to alleged breaches, and to capture and communicate learnings.

We have a framework of Code Policies that underpin the Code of Business Principles and set out the non-negotiable standards of behaviour expected from all our employees.

For each of our principal risks we have a risk management framework detailing the controls we have in place and who is responsible for managing both the overall risk and the individual controls mitigating that risk.

Unilever’s functional standards define mandatory requirements across a range of specialist areas such as health and safety, accounting and reporting and financial risk management.

PROCESSES

Unilever operates a wide range of processes and activities across all its operations covering strategy, planning, execution and performance management. Risk management is integrated into every stage of this business cycle. These procedures are formalised and documented and are increasingly being centralised and automated into transactional and other information technology systems.

ASSURANCE AND RE-ASSURANCE

Assurance on compliance with the Code of Business Principles and all of our Code Policies is obtained annually from Unilever management via a formal Code declaration. In addition, there are specialist awareness and training programmes which are run throughout the year and vary depending on the business priorities. These specialist compliance programmes supplement the Code declaration. Our Corporate Audit function plays a vital role in providing to both management and the Boards an objective and independent review of the effectiveness of risk management and internal control systems throughout Unilever.

BOARDS’ ASSESSMENT OF COMPLIANCE WITH THE RISK MANAGEMENT FRAMEWORKS

The Boards, advised by the Committees where appropriate, regularly review the significant risks and decisions that could have a material impact on Unilever. These reviews consider the level of risk that Unilever is prepared to take in pursuit of the business strategy and the effectiveness of the management controls in place to mitigate the risk exposure.

The Boards, through the Audit Committee, have reviewed the assessment of risks, internal controls and disclosure controls and procedures in operation within Unilever. They have also considered the effectiveness of any remedial actions taken for the year covered by this report and up to the date of its approval by the Boards.

Details of the activities of the Audit Committee in relation to this can be found in the Report of the Audit Committee on pages 42 to 43.

Further statements on compliance with the specific risk management and control requirements in the Dutch Corporate Governance Code, the UK Corporate Governance Code, the US Securities Exchange Act (1934) and the Sarbanes-Oxley (2002) Act can be found on pages 33 to 35.

36	Governance	Annual Report on Form 20-F 2016

VIABILITY STATEMENT

The activities of the Group, together with the factors likely to affect its future development, performance, the financial position of the Group, its cash flows, liquidity position and borrowing facilities are described on pages 1 to 28. In addition, we describe in notes 15 to 18 on pages 110 to 124 the Group’s objectives, policies and processes for managing its capital, its financial risk management objectives, details of its financial instruments and hedging activities and its exposures to credit and liquidity risk.

ASSESSMENT

In order to report on the long-term viability of the Group, the Directors carried out a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency or liquidity. This assessment included reviewing and understanding the mitigation factors in respect of each of those risks. The risks and mitigating factors are summarised on pages 37 to 41.

The viability assessment has two parts:

•	First, the Directors considered the period over which they have a reasonable expectation that the Group will continue to operate and meet its liabilities; and
•	Second, they considered the potential impact of severe but plausible scenarios over this period, including:
•	assessing scenarios for each individual principal risk, for example the termination of our relationships with the three largest global customers; the loss of all material litigation cases; and the destruction of three of our largest sourcing units; and
•	assessing scenarios that involve more than one principal risk such as:
–	a contamination issue with one of our products, leading to a fine equal to 1% of Group turnover, lower sales of impacted products and temporary closure of our largest sourcing unit;
–	a major IT data breach resulting in a fine equal to 2% of Group turnover along with an outage in a key system resulting in the temporary inability to sell products; and
–	a global economic downturn leading to an increase in funding costs and the loss of our three largest customers.

FINDINGS

A three-year period is considered appropriate for this assessment because it is the period covered by the strategic plan; and it enables a high level of confidence in assessing viability, even in extreme adverse events, due to a number of factors such as:

•	the Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world;
•	high cash generation by the Group’s operations;
•	flexibility of cash outflow including significant marketing and capital expenditure; and
•	the Group’s diverse product and geographical operations.

Taking into account the Group’s current positon and plans, the Directors believe that there is no plausible scenario that would threaten our business model, future performance, solvency or liquidity over the next three years.

CONCLUSION

On the basis described above, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment.

PRINCIPAL RISK FACTORS

Our business is subject to risks and uncertainties. On the following pages we have identified the risks that we regard as the most relevant to our business. These are the risks that we see as most material to Unilever’s business and performance at this time. There may be other risks that could emerge in the future.

Our risk profile has not fundamentally changed this year but we have now more clearly highlighted that Climate Change is one of our principal risk factors. For a number of years we have recognised that changes in climate pose a risk to our business and hence as a part of our Unilever Sustainable Living Plan we are trying to both reduce our impact on climate change and to prepare ourselves for the impact climate change will have on our business in the coming years, and this risk and our management approach were outlined within our Sustainability risk factor. However following discussions at the United Nations Convention on Climate Change, 21st Conference and the Financial Services Board Taskforce on Climate Related Financial Disclosures, it is clear that the impacts of climate change itself and the potential actions government may take are of such significance that Climate Risk should be separately identified.

As well as identifying the most relevant risks for our business we reflect on whether we think the level of risk associated with each of our principal risk factors is increasing or decreasing. There are two areas where we believe there is an increased level of risk which are;

•	Information Protection: the digital revolution is happening at such a pace both in terms of technological capabilities and in our ability to collect and use consumer data such that we believe the risk around security of information, including the privacy of consumer data is increasing.
•	Business Transformation: we are continuously transforming our business to remain competitive, however with Connected 4 Growth we are implementing a particularly large transformation so we believe the level of risk is currently heightened and will remain so for 2017.

If the circumstances in these risks occur, our cash flow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described, which may include forward-looking statements, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation.

Annual Report on Form 20-F 2016	Governance	37

RISKS CONTINUED

DESCRIPTION OF RISK

BRAND PREFERENCE

As a branded goods business, Unilever’s success depends on the value and relevance of our brands and products to consumers around the world and on our ability to innovate and remain competitive.

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

Unilever’s Vision to accelerate growth in the business while reducing our environmental footprint and increasing our positive social impact will require more sustainable ways of doing business. In a world where resources are scarce and demand for them continues to increase it is critical that we succeed in reducing our resource consumption and converting to sustainably sourced supplies. In doing this we are dependent on the efforts of partners and various certification bodies. We are also committed to improving health and well-being and enhancing livelihoods around the world so Unilever and our communities grow successfully together. There can be no assurance that sustainable business solutions will be developed and failure to do so could limit Unilever’s growth and profit potential and damage our corporate reputation.

CLIMATE CHANGE

Climate changes and governmental actions to reduce such changes may disrupt our operations and/or reduce consumer demand for our products.

Climate changes are occurring around the globe which may impact our business in various ways.

They could lead to water shortages which would reduce demand for those of our products that require a significant amount of water during consumer use. They could also lead to an increase in raw material prices or reduced availability.

Governments may take action to reduce climate change such as the introduction of a carbon tax which could impact our business through higher costs or reduced flexibility of operations.

Climate change could result therefore in making products less affordable or less available for our consumers resulting in reduced growth and profitability.

38	Governance	Annual Report on Form 20-F 2016

DESCRIPTION OF RISK

CUSTOMER RELATIONSHIPS

Successful customer relationships are vital to our business and continued growth.

Maintaining strong relationships with our existing customers and building relationships with new customers who serve changing shopper habits are necessary to ensure our brands are well presented to our consumers and available for purchase at all times.

The strength of our customer relationships also affects our ability to obtain pricing and competitive trade terms. Failure to maintain strong relationships with customers could negatively impact our terms of business with affected customers and reduce the availability of our products to consumers.

TALENT AND ORGANISATION

A skilled workforce and agile organisation are essential for the continued success of our business.

Our ability to attract, develop, organise and retain the right number of appropriately qualified people is critical if we are to compete and grow effectively.

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

Annual Report on Form 20-F 2016	Governance	39

RISKS CONTINUED

DESCRIPTION OF RISK

SYSTEMS AND INFORMATION

Unilever’s operations are increasingly dependent on IT systems and the management of information.

Increasing digital interactions with customers, suppliers and consumers place ever greater emphasis on the need for secure and reliable IT systems and infrastructure and careful management of the information that is in our possession.

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

Unilever is continually engaged in major change projects, including acquisitions, disposals and organisational transformation, to drive continuous improvement in our business and to strengthen our portfolio and capabilities.

Failure to execute such transactions or change projects successfully could result in under-delivery of the expected benefits. Furthermore, disruption may be caused in other parts of the business.

ECONOMIC AND POLITICAL INSTABILITY

Unilever operates around the globe and is exposed to economic and political instability that may reduce consumer demand for our products, disrupt sales operations and/or impact the profitability of our operations.

Adverse economic conditions may affect one or more countries within a region, or may extend globally.

Government actions such as foreign exchange or price controls can impact on the growth and profitability of our local operations.

In 2016, more than half of Unilever’s turnover came from emerging markets which can offer greater growth opportunities but also expose Unilever to related economic and political volatility.

40	Governance	Annual Report on Form 20-F 2016

DESCRIPTION OF RISK

TREASURY AND PENSIONS

Unilever is exposed to a variety of external financial risks in relation to Treasury and Pensions.

The relative values of currencies can fluctuate widely and could have a significant impact on business results. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets and earnings of its foreign subsidiaries.

We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid in foreign currency or to remit dividends to the parent company.

Unilever may face liquidity risk, ie difficulty in meeting its obligations, associated with its financial liabilities. A material and sustained shortfall in our cash flow could undermine Unilever’s credit rating, impair investor confidence and also restrict Unilever’s ability to raise funds.

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

Unilever is subject to national and regional laws and regulations in such diverse areas as product safety, product claims, trademarks, copyright, patents, competition, employee health and safety, the environment, corporate governance, listing and disclosure, employment and taxes.

Failure to comply with laws and regulations could expose Unilever to civil and/or criminal actions leading to damages, fines and criminal sanctions against us and/or our employees with possible consequences for our corporate reputation.

Changes to laws and regulations could have a material impact on the cost of doing business. Tax, in particular, is a complex area where laws and their interpretation are changing regularly, leading to the risk of unexpected tax exposures. International tax reform remains a key focus of attention with the OECD’s Base Erosion & Profit Shifting project and further potential tax reform in the EU and the United States.

Annual Report on Form 20-F 2016	Governance	41

REPORT OF THE AUDIT COMMITTEE

COMMITTEE MEMBERS AND ATTENDANCE

ATTENDANCE

John Rishton

Chair	7 / 7

Nils Andersen (Member since April 2016)	3 / 3

Judith Hartmann	7 / 7

Mary Ma	7 / 7

Hixonia Nyasulu (Member until April 2016)	4 / 4

This table shows the membership of the Committee together with their attendance at meetings during 2016. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

HIGHLIGHTS OF 2016

• Annual Report and Accounts • Viability assessment • Tax regulations and disclosure • Foreign Exchange Management • Information security and IT resilience • Supply Chain continuity of supply

PRIORITIES FOR 2017

• Tax • Information Security • Supply Chain continuity and flexibility • Connected 4 Growth Programme

MEMBERSHIP OF THE COMMITTEE

The Audit Committee is comprised only of independent Non-Executive Directors with a minimum requirement of three such members. It is chaired by John Rishton. The composition of the Committee changed after the AGMs in April 2016 when Hixonia Nyasulu retired from the Committee and Nils Andersen joined the Committee. The other members are Judith Hartmann and Mary Ma. For the purposes of the US Sarbanes-Oxley Act of 2002 John Rishton is the Audit Committee’s financial expert. The Boards have satisfied themselves that the current members of the Audit Committee are competent in financial matters and have recent and relevant experience. Other attendees at Committee meetings (or part thereof) were the Chief Financial Officer, Chief Auditor, EVP Financial Control, Risk Management, Pensions & Sustainability, Chief Legal Officer, Group Secretary and the external auditors. Throughout the year the Committee members periodically met without others present and also held separate private sessions with the Chief Financial Officer, Chief Auditor and the external auditors, allowing the Committee to discuss any issues in more detail directly.

ROLE OF THE COMMITTEE

The role and responsibilities of the Audit Committee are set out in written terms of reference which are reviewed annually by the Committee taking into account relevant legislation and recommended good practice. The terms of reference are contained within ‘The Governance of Unilever’ which is available on our website at www.unilever.com/corporategovernance. The Committee’s responsibilities include, but are not limited to, the following matters with a view to bringing any relevant issues to the attention of the Boards:

•	oversight of the integrity of Unilever’s financial statements;
•	review of Unilever’s quarterly and annual financial statements (including clarity and completeness of disclosure) and approval of the quarterly trading statements for quarter 1 and quarter 3;
•	oversight of risk management and internal control arrangements;
•	oversight of compliance with legal and regulatory requirements;
•	oversight of the external auditors’ performance, objectivity, qualifications and independence; the approval process of non-audit services; recommendation to the Boards of the nomination of the external auditors for shareholder approval; and approval of their fees, refer to note 25 on page 130;
•	the performance of the internal audit function; and
•	approval of the Unilever Leadership Executive (ULE) expense policy and the review of Executive Director expenses.

In order to help the Committee meet its oversight responsibilities, each year management organise knowledge sessions for the Committee on subject areas within its remit. In 2016, a joint session was held with the Corporate Responsibility Committee on the Unilever Sustainable Living Plan (USLP), which included an update on how the USLP has evolved, how it is governed and how its progress is assessed. In addition, Committee members visited one of our key IT, accounting and reporting centres in Bangalore.

HOW THE COMMITTEE HAS DISCHARGED ITS RESPONSIBILITIES

During the year, the Committee’s principal activities were as follows:

FINANCIAL STATEMENTS

The Committee reviewed prior to publication the quarterly financial press releases together with the associated internal quarterly reports from the Chief Financial Officer and the Disclosure Committee and, with respect to the half-year and full-year results, the external auditors’ reports. It also reviewed this Annual Report and Accounts and the Annual Report on Form 20-F 2016. These reviews incorporated the accounting policies and significant judgements and estimates underpinning the financial statements as disclosed within note 1 on pages 88 to 90. Particular attention was paid to the following significant issues in relation to the financial statements:

•	revenue recognition – estimation of discounts, incentives on sales made during the year, refer to note 2 on pages 90 to 92;
•	direct tax provisions and contingencies, refer to note 6 on pages 101 to 103; and
•	indirect tax provisions and contingencies, refer to note 19 on page 124.

The external auditors have agreed the list of significant issues discussed by the Audit Committee.

For each of the above areas the Committee considered the key facts and judgements outlined by management. Members of management attended the section of the meeting of the Committee where their item was discussed to answer any questions or challenges posed by the Committee. The issues were also discussed with the external auditors and further information can be found on pages 79 to 83. The Committee was satisfied that there are relevant accounting policies in place in relation to these significant issues and management have correctly applied these policies.

At the request of the Boards the Committee undertook to:

•	review the appropriateness of adopting the going concern basis of accounting in preparing the annual financial statements; and
•	assess whether the business was viable in accordance with the requirement of the UK Corporate Governance Code. The assessment included a review of the principal risks facing Unilever, their potential impact, how they were being managed, together with a discussion as to the appropriate period for the assessment. The Committee recommended to the Boards that there is a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period (consistent with the period of the strategic plan) of the assessment.

At the request of the Boards the Committee also considered whether the Unilever Annual Report and Accounts 2016 was fair, balanced and understandable and whether it provided the necessary information for shareholders to assess the Group’s position and performance, business model and strategy. The Committee was satisfied that, taken as a whole, the Unilever Annual Report and Accounts 2016 is fair, balanced and understandable.

42	Governance	Annual Report on Form 20-F 2016

RISK MANAGEMENT AND INTERNAL CONTROL ARRANGEMENTS

The Committee reviewed Unilever’s overall approach to risk management and control, and its processes, outcomes and disclosure. It reviewed:

•	the Controller’s Quarterly Risk and Control Status Report, including Code of Business Principles cases relating to frauds and financial crimes and significant complaints received through the Unilever Code Support Line;
•	the 2016 corporate risks for which the Audit Committee had oversight and the proposed 2017 corporate risks identified by the ULE;
•	management’s improvements to reporting and internal financial control arrangements, through further automation and centralisation;
•	processes related to information security, including cyber security;
•	tax planning, insurance arrangements and related risk management;
•	treasury policies, including debt issuance and hedging; and
•	litigation and regulatory investigations.

The Committee reviewed the application of the requirements under Section 404 of the US Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting. In addition, the Committee reviewed the annual financial plan and Unilever’s dividend policy and dividend proposals.

During 2016 the Committee continued its oversight of the independent assurance work that is performed on a number of our USLP metrics (selected on the basis of their materiality to the USLP).

In fulfilling its oversight responsibilities in relation to risk management, internal control and the financial statements, the Committee met regularly with senior members of management and is satisfied with the key judgements taken.

INTERNAL AUDIT FUNCTION

The Committee reviewed Corporate Audit’s audit plan for the year and agreed its budget and resource requirements. It reviewed interim and year-end summary reports and management’s response. The Committee carried out an evaluation of the performance of the internal audit function and was satisfied with the effectiveness of the function. The Committee met independently with the Chief Auditor during the year and discussed the results of the audits performed during the year.

AUDIT OF THE ANNUAL ACCOUNTS

KPMG, Unilever’s external auditors and independent registered public accounting firm, reported in depth to the Committee on the scope and outcome of the annual audit, including their audit of internal controls over financial reporting as required by Section 404 of the US Sarbanes-Oxley Act of 2002. Their reports included audit and accounting matters, governance and control, and accounting developments.

The Committee held independent meetings with the external auditors during the year and reviewed, agreed, discussed and challenged their audit plan, including their assessment of the financial reporting risk profile of the Group. The Committee discussed the views and conclusions of KPMG regarding management’s treatment of significant transactions and areas of judgement during the year and KPMG confirmed they were satisfied that these had been treated appropriately in the financial statements.

EXTERNAL AUDITORS

Shareholders approved the re-appointment of KPMG as the Group’s external auditors at the 2016 AGMs. On the recommendation of the Committee, the Directors will be proposing the re-appointment of KPMG at the AGMs in April 2017.

Both Unilever and KPMG have safeguards in place to avoid the possibility that the external auditors’ objectivity and independence could be compromised, such as audit partner rotation and the restriction on non-audit services that the external auditors can perform as described below. The Committee reviewed the report from KPMG on the actions they take to comply with the professional and regulatory requirements and best practice designed to ensure their independence from Unilever.

Each year, the Committee assesses the effectiveness of the external audit process which includes discussing feedback from the members of the Committee and stakeholders at all levels across Unilever. Interviews are also held with key senior management within both Unilever and KPMG.

The Committee also reviewed the statutory audit, audit related and non-audit related services provided by KPMG and compliance with Unilever’s documented approach, which prescribes in detail the types of engagements, listed below, for which the external auditors can be used:

•	statutory audit services, including audit of subsidiaries;
•	audit related engagements – services that involve attestation, assurance or certification of factual information that may be required by external parties;
•	non-audit related services – work that our external auditors are best placed to undertake, which may include:
–	tax services – all significant tax work is put to tender;
–	acquisition and disposal services, including related due diligence, audits and accountants’ reports; and
–	internal control reviews.

Unilever has for many years maintained a policy which prescribes in detail the types of engagements for which the external auditors can be used and prohibits several types of engagements, including:

•	bookkeeping or similar services;
•	design and/or implementation of systems or processes related to financial information or risk management;
•	valuation, actuarial and legal services;
•	internal audit;
•	broker, dealer, investment adviser or investment bank services;
•	transfer pricing advisory services; and
•	staff secondments of any kind.

This policy was updated during 2016 to reflect the European Union Audit Directive and now additionally prohibits most services relating to Tax. All audit related engagements over €250,000 and non-audit related engagements over €100,000 required specific advance approval by the Audit Committee Chairman. The Committee further approved all engagements below these levels which have been authorised by the EVP Financial Control, Risk Management, Pension & Sustainability. These authorities are reviewed regularly and, where necessary, updated in the light of internal developments, external developments and best practice.

The Committee confirms that the Group is in compliance with The Statutory Audit Services for Large Companies Market Investigation (Mandatory use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014. The last tender for the audit of the annual accounts was performed in 2013.

The FRC’s Audit Quality Review (AQR) team monitors the quality of audit work of certain UK audit firms through inspections of a sample of audits and related procedures at individual audit firms. During the year, the 2015 external audit of the Group by KPMG was reviewed by the AQR. The Committee and KPMG have discussed the review findings, which noted a small number of recommendations for improvement and also areas of high standard. The recommendations were incorporated into the 2016 audit work. The Committee do not consider any of the findings to have a significant impact on KPMG’s audit approach.

EVALUATION OF THE AUDIT COMMITTEE

As part of the internal Board evaluation carried out in 2016, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2016. Whilst overall the Committee members concluded that the Committee is performing effectively, the Committee agreed that to further enhance its effectiveness it needed to ensure the Directors continued to develop their knowledge of business operations.

John Rishton

Chair of the Audit Committee

Nils Andersen

Judith Hartmann

Mary Ma

Annual Report on Form 20-F 2016	Governance	43

REPORT OF THE CORPORATE RESPONSIBILITY COMMITTEE

COMMITTEE MEMBERS AND ATTENDANCE

ATTENDANCE

Louise Fresco
Chair	4 / 4

Laura Cha	4 / 4
Youngme Moon (Member since April 2016)	2 / 2
Feike Sijbesma	4 / 4

This table shows the membership of the Committee together with their attendance at meetings during 2016. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

HIGHLIGHTS OF 2016

• Review of Unilever’s Code of Business Principles, Responsible Sourcing Policy and business integrity plans • Unilever Sustainable Living Plan

PRIORITIES FOR 2017

• Compliance with Code of Business Principles • Progress on the Unilever Sustainable Living Plan (USLP) - Climate strategy - Enhancing livelihoods • Product quality and safety

TERMS OF REFERENCE

The Corporate Responsibility Committee oversees Unilever’s conduct as a responsible multinational business. The Committee is also charged with ensuring that Unilever’s reputation is protected and enhanced. A central element of the Committee’s role is the need to identify any external developments that are likely to have an influence upon Unilever’s standing in society and to bring these to the attention of the Boards.

The Committee comprises four Non-Executive Directors: Louise Fresco, who chairs the Committee, Laura Cha, Feike Sijbesma and Youngme Moon, who was appointed to the Committee on 21 April 2016. The Chief Marketing & Communications Officer attends the Committee’s meetings.

The Committee’s discussions are informed by the perspectives of the Group’s two sustainability leadership groups, both of which are chaired by the Chief Marketing & Communications Officer. The first is the Unilever Sustainable Living Plan Council – a group of experts from outside the Group who advise Unilever’s senior leadership on its sustainability strategy. The second is the Unilever Sustainable Living Plan Steering Team – the group of Unilever’s senior executives who are accountable for driving sustainable growth. The insights from these groups, and the subsequent reports from the Committee to the Boards, help to keep the Boards informed of current and emerging trends and any potential risks arising from sustainability issues.

During 2016 the Committee reviewed its terms of reference and, on the recommendation of the Committee, the Boards approved minor changes to the terms.

The Committee’s terms of reference and details of the Unilever Sustainable Living Plan Council are available on Unilever’s website at www.unilever.com/corporategovernance and www.unilever.com/sustainable-living/governance respectively.

MEETINGS

Meetings are held quarterly and ad hoc as required. The Committee Chairman reports the conclusions to the Boards. Four meetings were held in 2016. Taking into account the Committee’s terms of reference, Unilever’s corporate risks and the priorities the Committee sets itself for the year, the Committee works to a structured agenda, enabling members to focus in detail on the responsibilities assigned to them.

The agenda covers Unilever’s Code of Business Principles (the Code), litigation and investigations alongside occupational safety, product safety and quality, the Unilever Sustainable Living Plan (USLP) and corporate reputation as well as a range of strategic and current issues. In order to help the Committee meet its oversight responsibilities, each year management organise knowledge sessions for the Committee on subject areas within its remit. In 2016 a joint session was held with the Audit Committee on the USLP, which included an update on how the USLP has evolved, how it is governed and how its progress is assessed.

CODE OF BUSINESS PRINCIPLES

The Code and associated Code Policies set out the standards of conduct expected of all employees in their business endeavours. Compliance with these is an essential element in ensuring Unilever’s continued business success. The Chief Executive Officer is responsible for implementing these principles, supported by the Global Code and Policy Committee which is chaired by the Chief Legal Officer.

The Committee is responsible for the oversight of the Code and Code Policies, ensuring that they remain fit for purpose and are appropriately applied. The Audit Committee also considers the Code as part of its remit to review financial and accounting issues. In 2016 the Code and updated Code Policies were published in a single document on Unilever’s website.

The Committee maintains close scrutiny of mechanisms for implementing the Code and Code Policies as ongoing compliance is essential to promote and protect Unilever’s values and standards, and hence the good reputation of the Group. At each meeting the Committee reviews the information on investigations into alleged non-compliance with the Code and Code Policies and is alerted to any trends arising from such investigations and findings.

In addition, the Committee monitors compliance with Unilever’s Responsible Sourcing Policy for suppliers and the roll-out of its Responsible Business Partner Policy for other third-party business partners.

The Committee studied the Group’s new roadmap to enhance business integrity, which has a particular focus on supporting responsible growth across Unilever’s businesses worldwide. This captures an enhanced understanding of priority focus areas and targeted solutions to address these. Alongside this, enhanced tools for reporting whistleblowing and tracking the review of alleged breaches of the Code have been put in place. To complement this improved capability, state of the art training materials have been developed – including specialist guidance for roll-out through Unilever’s Legal Academy.

Equally importantly, Unilever continues to push for collective action externally to uphold human rights and fight corruption. It is represented in key arenas and contributes to consolidating contacts between chief compliance officers from European multinationals to drive momentum in this field.

SAFETY

The Committee reviews quarterly scorecard analyses of progress on occupational safety and product safety. These scorecards are complemented by regular in-depth discussions so that Committee members may reassure themselves that Unilever’s systems and processes remain robust.

44	Governance	Annual Report on Form 20-F 2016

In 2016, the Committee noted that Unilever’s Security function is working hard to keep employees safe in a world where terror attacks and security challenges are on the increase. It works closely with country teams and Unilever’s Workplace Services function to ensure that its safe travel and security practices are adhered to.

UNILEVER SUSTAINABLE LIVING PLAN (USLP)

Unilever’s Purpose is to make sustainable living commonplace and the USLP is at the heart of Unilever’s vision to accelerate growth in the business whilst reducing its environmental footprint and increasing its positive social impact. Given its strategic importance, the Committee monitors progress against the USLP and any potential risks arising from it. In 2016 the Committee scrutinised performance across the ambitious environmental pillars of the USLP, studying in depth its progress and plans for combating greenhouse gas emissions and reducing water use and waste.

Unilever recognises that change needs to be driven on a much wider scale to tackle the world’s major social, environmental and economic issues – what is needed is fundamental ‘transformational’ change to broader systems. The adoption of the United Nations’ Sustainable Development Goals has brought new impetus to this agenda and reflects the growing support for an integrated approach to these issues. Unilever continues to combine its own actions with external advocacy on public policy and joint working with partners. It is tackling four areas where it has the scale, influence and resources to make a difference:

•	taking action on climate change and halting deforestation
•	improving livelihoods and creating more opportunities for women
•	improving health and well-being
•	championing sustainable agriculture and food security.

MONITORING REPUTATION

A global business working in many countries experiences numerous issues that may impact the business. It is crucial therefore that the Committee is briefed on the processes in place for managing these. Unilever has a well-established system for identifying and responding to issues, both short and longer-term. In addition, the Committee reviews a selection of the top issues in more detail each year.

LITIGATION REVIEW

The Chief Legal Officer reports to the Committee on litigation and regulatory matters which may have a reputational impact including environmental issues, bribery and corruption compliance and competition law compliance. For further information please see notes 19 and 20 to the consolidated financial statements.

EVALUATION OF THE CORPORATE RESPONSIBILITY COMMITTEE

As part of the internal Board evaluation carried out in 2016, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2016. Whilst overall the Committee members concluded that the Committee is performing effectively, the Committee agreed that to further enhance its effectiveness it will step up oversight of safety and security given the importance of protecting the people working for Unilever. The Corporate Responsibility Committee will maintain its independent view of Unilever, and will keep this view centre-stage in its critique of the Group’s reputation and standing in society.

Louise Fresco

Chair of the Corporate Responsibility Committee

Laura Cha

Youngme Moon

Feike Sijbesma

Further details on the USLP will be set out in Unilever’s online Sustainable Living Report 2016, to be published in May 2017.

www.unilever.com/sustainable-living

Annual Report on Form 20-F 2016	Governance	45

REPORT OF THE NOMINATING AND

CORPORATE GOVERNANCE COMMITTEE

COMMITTEE MEMBERS, MEMBERSHIP STATUS AND ATTENDANCE

ATTENDANCE

Feike Sijbesma
Chair	5 / 5

Laura Cha	4 / 5
Michael Treschow (Member until April 2016)	2 / 2
Marijn Dekkers (Member since April 2016)	3 / 3

This table shows the membership of the Committee together with their attendance at meetings during 2016. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

HIGHLIGHTS OF 2016

•    Appointment of new Chairman

•    Induction programme for Chairman and new Non-Executive Directors

•    Develop pipeline of potential (Non-Executive and Executive) Director candidates

•    Follow the introduction of the new EU Market Abuse Regulation

PRIORITIES FOR 2017

•    Continued focus on development of a strong pipeline of potential Non-Executive and Executive Director candidates

•    Follow up on actions agreed from the external Board evaluation

•    Further develop the Directors’ skills and expertise matrix

ROLE AND MEMBERSHIP OF THE COMMITTEE

The Nominating and Corporate Governance Committee is responsible for evaluating the balance of skills, experience, independence and knowledge on the Boards and for drawing up selection criteria, ongoing succession planning and appointment procedures for both internal and external appointments. It also has oversight of all matters relating to corporate governance and brings any issues in this respect to the attention of the Boards.

The Committee’s terms of reference are set out in ‘The Governance of Unilever’ which can be found on our website at www.unilever.com/corporategovernance. During the year, the Committee reviewed its own terms of reference to determine whether its responsibilities are properly described. The amended terms became effective on 1 January 2017.

The Committee is comprised of two Non-Executive Directors and the Chairman. The Group Secretary acts as secretary to the Committee. Other attendees at Committee meetings in 2016 (or part thereof) were the Chief Executive Officer and the Chief HR Officer.

In 2016 the Committee met five times. At the start of the year the Committee considered the results of the Committee’s annual self-evaluation for 2015 and its priorities for the year and used these to help create an annual plan for meetings for 2016.

APPOINTMENT AND REAPPOINTMENT OF DIRECTORS

Reappointment: All Directors (unless they are retiring) are nominated by the Boards for re-election at the AGMs each year on the recommendation of the Committee who, in deciding whether to nominate a Director, takes into consideration the outcomes of the Chairman’s discussions with each Director on individual performance, the evaluation of the Boards and its Committees and the continued good performance of individual Directors. Non-Executive Directors normally serve for a period of up to nine years. The average tenure of the Non-Executive Directors who have retired from the Boards over the past ten years has been seven years. The schedule the Committee uses for orderly succession planning of Non-Executive Directors can be found on our website at www.unilever.com/committees. In 2016, Hixonia Nyasulu and Michael Treschow did not put themselves forward for re-election at the 2016 AGMs in April 2016. They had each served nine years on the Boards. The Committee proposed the reappointment of all other Directors. Directors are appointed by shareholders by a simple majority vote at the AGMs.

The Committee also recommends to the Boards candidates for election as Chairman and Vice-Chairman and Senior Independent Director. After being reappointed as Non-Executive Directors at the 2016 AGMs, Ann Fudge remained the Vice-Chairman and Senior Independent Director and the following remained Chairs of their respective committees: John Rishton (Audit Committee), Ann Fudge (Compensation Committee), Feike Sijbesma (Nominating and Corporate Governance Committee) and Louise Fresco (Corporate Responsibility Committee).

Succession Planning and Appointment: In consultation with the Committee, the Boards review both the adequacy of succession planning processes and the actual succession planning at each of Board and ULE level.

When recruiting, the Committee will take into account the profile of Unilever’s Boards of Directors set out in ‘The Governance of Unilever’ which is in line with the recommendations of applicable governance regulations and best practice. Pursuant to the profile the Boards should comprise a majority of Non-Executive Directors who are independent of Unilever, free from any conflicts of interest and able to allocate sufficient time to carry out their responsibilities effectively. With respect to composition and qualities, the Boards should be in keeping with the size of Unilever, its strategy, portfolio, culture, geographical spread and its status as a listed company. The objective pursued by the Boards is to have a variety of nationality, race, gender and relevant expertise and the Non-Executive Directors in aggregate should reflect Unilever’s consumer base, have sufficient financial literacy and have sufficient understanding of the markets where Unilever is active in order to understand the key trends and developments relevant for Unilever.

In 2016, the Committee engaged the services of Russell Reynolds Associates and MWM Consulting (both executive search agencies which also assist Unilever with the recruitment of senior executives) to assist with the recruitment of the new Chairman and new Non-Executive Directors with the appropriate skills and expertise. The Committee, on behalf of the Boards, continued during 2016 to work on succession planning for the Boards.

46	Governance	Annual Report on Form 20-F 2016

Chairman Succession: As reported in last year’s Committee report, in view of Unilever’s objectives and activities it was important to the Committee and the Boards that the profile of Unilever’s new Chairman included a proven track record as a CEO, board experience, deep knowledge of industry, experience of working at more than one company, ability to spend sufficient time in Europe and support for the Unilever Sustainable Living Plan.

During the search, the experience of each potential candidate was matched against the profile agreed by the Board; the views of Russell Reynolds and MWM on the shortlists of candidates drawn up by the Committee were shared with the Boards; and Marijn Dekkers, the preferred candidate, met with all Directors.

2016 appointments: The Committee recommended to the Boards to nominate Marijn Dekkers as a new Non-Executive Director at the 2016 AGMs and, on his appointment, that he become Chairman. The Committee also recommended to the Boards that both Strive Masiyiwa and Youngme Moon be nominated as new Non-Executive Directors at the 2016 AGMs. In April 2016 the AGMs resolved to appoint Marijn, Strive and Youngme with immediate effect. Marijn, Strive and Youngme have further strengthened the financial and digital expertise and industry experience of the Boards and increased the diversity of nationality on the Boards.

Unilever Leadership Executive: During 2016, the Committee consulted with the Chief Executive Officer on the selection criteria and appointment procedures for senior management changes, including changes to the ULE. In particular, the Committee was consulted on the appointments of Marc Engel (Chief Supply Chain Officer) and Leena Nair (Chief HR Officer) to the ULE.

DIVERSITY POLICY

Unilever has long understood the importance of diversity within our workforce because of the wide range of consumers we connect with globally. This goes right through our organisation, starting with the Boards. The Boards feel that, whilst gender is an important part of diversity, Unilever Directors will continue to be selected on the basis of their wide-ranging experience, backgrounds, skills, knowledge and insight.

Unilever’s Board Diversity Policy, which is reviewed by the Committee each year, can be found on our website at www.unilever.com/boardsofunilever. The Committee also reviewed and considered relevant recommendations on diversity and remains pleased that over a third of our Non-Executive Directors are women and that there are eight nationalities represented on the Boards.

CORPORATE GOVERNANCE DEVELOPMENTS

The Committee reviews relevant proposed legislation and changes to relevant corporate governance codes at least twice a year. It carefully considers whether and how the proposed laws/rules would impact upon Unilever and whether Unilever should participate in consultations on the proposed changes.

For example, during 2016 the subject of corporate culture, the impact of the new EU Market Abuse Regulation on Unilever’s compliance procedures and the draft Dutch Corporate Governance Code were all considered by the Committee.

EVALUATION

As part of the internal Board evaluation carried out in 2016, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2016. The Committee members concluded that the Committee is performing well.

Feike Sijbesma

Chair of the Nominating and Corporate

Governance Committee

Laura Cha

Marijn Dekkers

Annual Report on Form 20-F 2016	Governance	47

DIRECTORS’ REMUNERATION REPORT

COMMITTEE MEMBERS AND ATTENDANCE

ATTENDANCE

Ann Fudge (Chair)	7 / 7
Vittorio Colao	7 / 7
Michael Treschow (Member until April 2016)	3 / 3
Marijn Dekkers (Member since April 2016)	4 / 4
Nils Andersen (Member until April 2016)	3 / 3
Strive Masiyiwa (Member since April 2016)	3 / 4

This table shows the attendance of Directors at Committee meetings held in the year ended 31 December 2016. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

HIGHLIGHTS OF 2016

•    Further review and shaping of Unilever’s future reward framework to ensure that it remains aligned with strategy and long-term shareholder value creation, resulting in the new Remuneration Policy presented for shareholder approval at the 2017 AGMs (further details on pages 52 to 64).

•    Productive engagement with shareholders and stakeholders during the year in advance of the 2017 renewal of Unilever’s Remuneration Policy.

•    Review of the development of Unilever’s ‘Fair Compensation Framework’ and alignment with Living Wages that will be used to shape the way Unilever pays its people, to ensure that all of our people are treated with responsibility, respect and integrity.

•    Review of progress in implementing and extending employee share ownership through ‘SHARES’ (Unilever’s ‘buy 3 get 1 free’ share purchase plan) which is now offered to our non-senior management employees in 104 countries.

PRIORITIES FOR 2017

•    Review of progress on communicating and implementing the new remuneration framework (if approved by shareholders).

•    Gender pay gap reporting.

•    Fair Compensation Framework principles and developments.

FORMAT OF THE DIRECTORS’ REMUNERATION REPORT

Our Directors’ Remuneration Report is split into the following sections:

•    Letter from the Chair (pages 49 to 50)

•    At a Glance: How the Remuneration Policy will be applied to Executive Directors in 2017 (page 51)

•    New Remuneration Policy (pages 52 to 64)

•    Annual Remuneration Report – 2016 (pages 65 to 77).

48	Governance	Annual Report on Form 20-F 2016

LETTER FROM THE CHAIR

DEAR SHAREHOLDERS,

I am pleased to present Unilever’s 2016 Directors’ Remuneration Report. Outlined below is our performance and the decisions we have made on remuneration.

BUSINESS PERFORMANCE AND REMUNERATION OUTCOMES FOR 2016

ANNUAL BONUS: ANOTHER YEAR OF GOOD ALL-ROUND PERFORMANCE DELIVERY

Despite another year of tough economic conditions where the global landscape remained volatile, 2016 saw a good all-round performance and strong delivery of our targets, demonstrating the progress made in transforming Unilever into a more resilient business. Despite the increasingly volatile environment, we achieved underlying sales growth of 3.7%, ahead of our markets and broadly in line with target, together with above-target core operating margin improvement of 50 basis points. For the annual bonus calculations, free cash flow (FCF) is calculated on a constant currency basis at €4.7 billion (equivalent to the reported €4.8 billion at current rates), driven by the increase in core operating profit and improvement in working capital, also broadly in line with target.

This performance led to a formulaic outcome of 121% of target for the performance factor, which applies to bonuses across Unilever (including Executive Directors). However, management recommended a downwards adjustment to 110%, in light of overall quality of results as we ended the year with slower growth in a tougher economic environment. The Committee believes this represents a fair assessment of Unilever’s overall performance over the year. Following application of personal performance multipliers, a bonus of 185% of salary was awarded for the CEO and a bonus of 121% of salary for the CFO.

GLOBAL SHARE INCENTIVE PLAN (GSIP) AND MANAGEMENT CO-INVESTMENT PLAN (MCIP): SUSTAINED PERFORMANCE DELIVERY

Over the past three years, Unilever has delivered consistent financial performance. Underlying sales growth during this period was 3.6% per annum and core operating margin improvement over the period was an average of 40 basis points per year, demonstrating management’s continued drive for consistent top- and bottom-line growth. Unilever also generated strong operating cash flow in the period, with cumulative operating cash flow of €18.1 billion. Total shareholder return (TSR) over this three-year period was in the middle third of the peer group but below the threshold for vesting.

On the basis of this performance, the Committee determined that the GSIP and MCIP awards to the end of 2016 will vest at 70% of initial target award levels (i.e. 35% of maximum for GSIP and 47% of maximum for MCIP).

A REWARD FRAMEWORK FOR THE FUTURE

During the year, the Committee undertook an extensive review of Unilever’s Reward Framework. During this process I have been privileged to meet and engage with many of our investors and other stakeholders. I would like to express my thanks to all those who have contributed so constructively to this exercise.

We reviewed our Reward Framework in light of four key principles:

•	simplify reward;
•	increase shareholding levels throughout Unilever’s management population;
•	ensure consistent alignment of performance measures with our strategy; and
•	increase the timeframe over which incentives are delivered.

We are therefore making several changes to Unilever’s Reward Framework for our senior leadership team below Board level, specifically members of the Unilever Leadership Executive (ULE) and our ‘Top 500’ managers. These changes are set out in this letter. We are also proposing to make some changes to how the Executive Directors are paid as part of the new Remuneration Policy to be presented to shareholders at our 2017 AGMs (set out on pages 52 to 64).

NEW REWARD FRAMEWORK FOR THE ULE AND ‘TOP 500’ MANAGERS

Our existing Reward Framework has served Unilever very well. Unilever has embedded a strong performance culture and has consistently delivered good results over the longer term. The Committee now sees an opportunity to place a greater emphasis on long-term employee share ownership to support Unilever’s ‘Connected 4 Growth’ initiative. In our new Reward Framework, longer-term personal commitment through share ownership drives reward.

For our ULE members (excluding the Executive Directors) and ‘Top 500’ managers, we will simplify their reward arrangements by consolidating fixed pay into a single figure and discontinuing the GSIP. Pay for this population (effective from mid-2017) will comprise three elements:

•	fixed pay;
•	annual bonus; and
•	MCIP.

To achieve a genuinely longer-term performance horizon of five years, we will encourage our managers to invest a proportion of their annual bonus after tax in Unilever shares through a revised longer-term version of Unilever’s MCIP, for which approval will be sought at the 2017 AGMs. The maximum investment is 100% of a manager’s annual bonus. The performance period on the MCIP has been increased from three years to four years. MCIP matching shares will vest as currently in the range of zero to 200%, depending on Unilever’s performance.

The total time horizon of the annual bonus and subsequent MCIP in which it is invested is therefore five years. The Committee discussed performance measures with key investors during the consultation process and has amended performance measures on the MCIP to support the achievement of our longer-term business strategy, as set out on page 59.

Annual Report on Form 20-F 2016	Governance	49

DIRECTORS’ REMUNERATION REPORT CONTINUED

For our ULE members (excluding the Executive Directors) and

‘Top 500’ managers this new MCIP is the only long-term incentive. These individuals will receive increases in fixed pay and bonus opportunity to ensure that the total value of their package is unchanged at target under the new Reward Framework if they continue to invest 60% of their annual bonus in Unilever shares through the MCIP.

We intend to apply the principles driving these proposals to the way we pay all of our managers. Further, over the last two years we have offered our “buy 3 get 1 free” global share purchase plan “SHARES” to staff below senior management level across 104 of the 109 countries in which we employ people. While continuing to advance SHARES, we also intend to extend the reach of our executive share incentives from 3,000 senior managers to all of our 15,000+ managers worldwide from 2018 onwards.

Through these initiatives we will encourage all our employees fully to adopt an owner’s mindset with the goal of achieving our growth ambition, so they can continuously reinvest and share in the future long-term success of Unilever.

NEW REWARD FRAMEWORK FOR EXECUTIVE DIRECTORS

We had extensive and constructive consultation with our shareholders on how best to apply the new pay framework to our Executive Directors. Our aim is, in due course, to apply the new Reward Framework to Executive Directors in the same way as to other senior leaders. The intention is to do this without any structural increase in the target or maximum levels of pay.

To make the MCIP our only long-term incentive plan for Executive Directors, while avoiding a reduction in target pay levels, will require significant changes to the balance of the package, and in particular more focus within the package on fixed pay and investment of annual bonus in Unilever shares through MCIP. We have decided to adopt the new framework in two steps:

(1) Lengthen MCIP horizon and increase shareholding requirements

For 2017 this will mean:

•	a four-year performance period on the MCIP, making it a five-year plan in total when combined with the year in which bonus is earned;
•	new performance measures will apply for the MCIP. The current cap of 150% in respect of the vesting of Executive Directors’ MCIP matching shares will continue to apply, as will their current MCIP investment limits of 25-60% of annual bonus;
•	increased shareholding requirements of 5 x salary for the CEO and 4 x salary for the CFO;
•	the current level and structure of fixed pay will be retained, other than a 5% salary increase for the CFO (see below); and
•	GSIP will be retained, but with a two-year post-vesting holding period.

Post-employment holding periods, requiring 100% of the shareholding requirement to be retained for a year and 50% to be retained for two years, will continue to apply.

(2) Simplify and rebalance

This will involve, as for other Unilever senior managers, discontinuing GSIP so that MCIP is the only long-term incentive plan, and simplifying fixed pay into a single consolidated fixed pay number. To maintain target levels of pay this will require a rebalancing of the package towards fixed pay and bonus invested in Unilever shares.

In 2017 we will consult further with investors regarding the details and timing of this full alignment to the approach we are already applying to our most senior managers below Executive Director level.

The CFO was recently promoted to the Board and has performed strongly in role since appointment. The Committee has therefore determined, in line with our existing remuneration policy, to award him a salary increase of 5%. The Committee will continue to review the CFO’s salary in view of his performance and development in role, and may continue to make salary increases that exceed that of the wider workforce over the life of our new Remuneration Policy, although any further salary increases awarded will not exceed 15% in aggregate over the course of this Remuneration Policy.

FRAMEWORK FOR FAIR COMPENSATION

The Committee is aware of and takes into consideration reward conditions elsewhere in the group. We are also aware of the developing regulatory environment on executive pay in the UK, Europe and the US, and will continue to monitor this over the coming year so that we can respond to new requirements and best practice. We are proud of the Framework for Fair Compensation introduced by Unilever in December 2015 (https://www.unilever.com/sustainable-living/the-sustainable-living-plan/enhancing-livelihoods/fairness-in-the-workplace/fair-compensation/). Through this framework, last year Unilever announced the target to achieve living wage compliance for all our employees globally by 2020.

Following extensive discussions with key shareholders and other stakeholders, the Committee recommends these proposed changes for your approval at the 2017 AGMs.

Ann Fudge

Chair of the Compensation Committee

50	Governance	Annual Report on Form 20-F 2016

AT A GLANCE: HOW THE REMUNERATION POLICY WILL BE APPLIED TO EXECUTIVE DIRECTORS IN 2017

The table below sets out a summary of the new remuneration structure that will apply during the 2017 financial year subject to shareholder approval at our 2017 AGMs. Further details are set out in the Directors’ Remuneration Policy on pages 65-77.

	CEO	CFO
Base salary	£1,010,000	£656,250
	No change	Increase of 5% from current £625,000
Fixed allowances	Fixed allowance –£250,000	Fixed allowance – £200,000
and other benefits	Other benefits operated in line with policy	Other benefits operated in line with policy
	No change	No change
Annual bonus	120% of base salary at target, 200% at maximum	100% of base salary at target, 150% at maximum
	No change	No change
MCIP	Can invest up to the value of 60% of the gross 2016 annual bonus into the MCIP.
MCIP awards matching shares in the range of zero to 150% based on Unilever’s performance over 4 years.
Performance period has increased from current 3 years and has revised performance measures.
GSIP	Target award: 200% of salary,	Target award: 150% of salary,
	Maximum award: 400% of salary	Maximum award: 300% of salary
	Performance assessed over 3 years with	Performance assessed over 3 years with
	a subsequent 2 year holding period	a subsequent 2 year holding period
	Holding period is an additional requirement	Holding period is an additional requirement
	under the new Remuneration Policy	under the new Remuneration Policy
Conditional	£117,123	n/a
supplemental	No change	No change
pension
Shareholding	5 x base salary = £5.05m	4 x base salary = £2.625m
requirement	Increase from 4 x salary	Increase from 3 x salary

INCENTIVE PERFORMANCE MEASURES

Performance measures for Executive Directors that will apply to MCIP and GSIP granted in 2017 and the 2017 bonus are as follows:

ANNUAL BONUS –
performance measures	Weight
Underlying Sales Growth	33%
(USG)
Core Operating Margin Improvement	33%
(COM)
Free Cash Flow	33%
(FCF)

MCIP –
performance measures	Weight
Underlying Sales Growth	25%
(USG)
Core Earnings Per Share	25%
(EPS)
Sustainability Progress Index	25%
(USLP)
Return on Invested Capital	25%
(ROIC)

GSIP –
performance measures	Weight
Underlying Sales Growth	25%
(USG)
Core Operating Margin	25%
(COM)
Cumulative Operating Cash Flow	25%
(COCF)
Total Shareholder Return	25%
(TSR)

Performance target ranges for the Annual Bonus are considered to be commercially sensitive and will be disclosed in full in the 2017 DRR.

MCIP 2017 TARGETS	GSIP 2017 TARGETS
Performance conditions are assessed over a four-year period. The performance conditions and target ranges for 2017 are as follows:	Performance conditions are assessed over a three-year period. The performance conditions and target ranges for 2017 are as follows:

Annual Report on Form 20-F 2016	Governance	51

DIRECTORS’ REMUNERATION REPORT CONTINUED

DIRECTORS’ REMUNERATION POLICY

POLICY REPORT

POLICY TABLE

The following sets out our new Directors’ Remuneration Policy (the Remuneration Policy). This new Remuneration Policy will be presented for approval by shareholders at the April 2017 AGMs and, if approved, applies to payments made after that date and replaces the existing remuneration policy in its entirety. It is intended that the new Remuneration Policy will apply for three years, although the Compensation Committee may seek approval for a new policy at an earlier point if it is considered appropriate. The supporting information section provides the rationale for any changes from the existing remuneration policy where appropriate.

BASE SALARY

PURPOSE AND LINK TO STRATEGY

Supports the recruitment and retention of Executive Directors of the calibre required to implement our strategy. Reflects the individual’s skills, experience, performance and role within the Group.

OPERATION

Set by the Boards on the recommendation of the Committee and generally reviewed once a year, with any changes usually effective from 1 January (although changes may be made at any other time if the Committee considers that is appropriate).

Salary is paid in cash and is generally paid monthly.

Salary is set at an appropriate level to attract and retain Executive Directors of the required calibre, taking into account:

i.      our policy generally to pay at around the median of an appropriate peer group of other global companies of a similar financial size and complexity to Unilever;*

ii.     the individual’s skills, experience and performance; and

iii.    pay and conditions across the wider organisation.

OPPORTUNITY

Any increases will normally be in line with the range of increases awarded to other employees within the Group.

Increases may be above this level or applied more frequently in certain circumstances, such as:

•    where there is, in the Committee’s opinion, a significant change in an Executive Director’s scope or role;

•    where a new Executive Director has been appointed to the Boards on a salary lower than the typical market level for such a role and becomes established in the role; and

•    where it is considered necessary to reflect significant changes in market practice.

The maximum aggregate increase for the current Executive Directors during the time in which this policy applies will be no higher than 15%. This excludes the proposed increase of salary for the CFO for 2017.

PERFORMANCE MEASURES

n/a.

SUPPORTING INFORMATION

A cap on the aggregate increase in salary over the duration of this Remuneration Policy has been set at 15% (excluding the 5% salary increase for the CFO set out in the Letter from the Chair). There are no other changes relative to the previous Remuneration Policy.

FIXED ALLOWANCE

PURPOSE AND LINK TO STRATEGY

Provides a simple competitive alternative to the provision of itemised benefits and pension, not linked to base salary.

OPERATION

The fixed allowance is reviewed periodically by the Committee and changes are usually effective from 1 January.

Set at an appropriate level taking into account the median of an appropriate peer group in line with the approach to base salary and individual circumstances (such as whether they have been required to relocate to undertake their role).

Normally, paid monthly in cash.

OPPORTUNITY

The fixed allowance will not exceed the value of current allowance provided as follows:

•    CEO – £250,000

•    CFO – £200,000.

PERFORMANCE MEASURES

n/a.

SUPPORTING INFORMATION

A cap on the fixed allowance has been set at the current levels provided. There are no other changes relative to the previous Remuneration Policy.

52	Governance	Annual Report on Form 20-F 2016

BENEFITS

PURPOSE AND LINK TO STRATEGY

Provides certain benefits on a cost-effective basis to aid attraction and retention of Executive Directors.

OPERATION

Provision of death, disability and medical insurance cover, directors’ liability insurance and actual tax return preparation costs. Other benefits may be provided in the future where it is considered necessary by the Committee and/or required by legislation.

In the event that Unilever were to require an existing or new Executive Director to relocate, Unilever may pay appropriate relocation allowances for a specified time period of no more than three years. This may cover costs such as (but not limited to) relocation, cost of living, housing benefit, home leave, tax and social security equalisation and education assistance.

In line with the commitments made to the current CEO upon recruitment, Unilever pays the social security obligation in the CEO’s country of residence to protect him against the difference between the employee social security obligations in his country of residence versus the UK. He also receives a conditional supplemental pension accrual to compensate him for the arrangement forfeited on leaving his previous employer. This supplemental pension accrual is conditional on the CEO remaining in employment with Unilever to age 60 and subsequently retiring from active service or his death or total disability prior to retirement.

Executive Directors are entitled to participate on the same terms as all UK employees in the Unilever PLC ShareBuy plan.

OPPORTUNITY

Based on the cost to Unilever of providing the benefit and dependent on individual circumstances.

Relocation allowances – the level of such benefits would be set at an appropriate level by the Committee, taking into account the circumstances of the individual and typical market practice.

Social security obligation in the current CEO’s country of residence dependent on earnings and rates of social security.

The supplemental pension accrual for the CEO is capped from 2012 onwards at £117,123.

Awards under the all-employee Unilever PLC ShareBuy Plan may be up to HMRC-approved limits. The only change in the value of the current benefits (for single figure purposes) will reflect changes in the costs of providing those benefits.

PERFORMANCE MEASURES

n/a.

SUPPORTING INFORMATION

The ability to provide additional benefits has been restricted to only instances that the Committee considers are necessary or legally required.

*	The current peer group includes AstraZeneca, BASF, Bayer, BHP Billiton, BMW (XET), BP, British American Tobacco, BT, Carrefour, Centrica, Daimler (XET), Danone, Diageo, GlaxoSmithKline, Henkel (XET), Imperial Brands, L’Oréal, Metro, National Grid, Nestlé, Novartis, Reckitt Benckiser, Rio Tinto, Roche, Royal Dutch Shell, SABMiller, Sanofi, Siemens, Tesco, Total and Volkswagen. The peer group used for benchmarking purposes is reviewed regularly and companies are added and/or removed at the Committee’s discretion to ensure that it remains appropriate.

Annual Report on Form 20-F 2016	Governance	53

DIRECTORS’ REMUNERATION REPORT CONTINUED

ANNUAL BONUS

PURPOSE AND LINK TO STRATEGY

Incentivises year-on-year delivery of stretching short-term financial, strategic and operational objectives selected to support our annual business strategy and the ongoing enhancement of shareholder value.

The ability to recognise performance through annual bonus enables us to control our cost base flexibly and react to events and market circumstances.

OPERATION

Each year Executive Directors may have the opportunity to participate in the annual bonus plan. Executive Directors are set a target opportunity that is assessed against the Business Performance Multiplier of up to 150% of target opportunity at the end of the year.

Executive Directors’ personal performance is also assessed at the year end and may result in a Personal Performance Multiplier of up to 150%.

The Business and Personal Performance Multipliers cannot result in a bonus payout greater than the maximum set out in this Remuneration Policy.

Unless otherwise determined by the Committee, Executive Directors are required to invest at least 25% and can invest up to a maximum of 60% of their gross annual bonus into Unilever shares under the MCIP (see the MCIP section on page 55).

Ultimate remedy/malus and claw-back provisions apply (see details on page 57).

OPPORTUNITY

Target bonus opportunities (as a percentage of base salary) are:

•    CEO – 120%

•    Other Executive Directors – 100%

Maximum bonus opportunities (as a percentage of base salary) are:

•    CEO – 200%

•    Other Executive Directors – 150%

Achievement of threshold performance results in a payout of 0% of the maximum opportunity, with straight-line vesting between threshold and maximum.

PERFORMANCE MEASURES

The Business Performance Multiplier is based on a range of business metrics set by the Committee on an annual basis to ensure that they are appropriately stretching for the delivery of threshold, target and maximum performance. These performance measures may include underlying sales growth (USG), core operating margin improvement (COM) and free cash flow (FCF).

The Committee has discretion to adjust the formulaic outcome of the Business Performance Multiplier up or down by up to plus or minus 25%, based on results, if it believes this better reflects the underlying performance of Unilever. In any event, the overall Business Performance Multiplier will not exceed 150%. The use of any discretion will be fully disclosed in the Remuneration Report for the year to which discretion relates.

When determining pay-outs the Committee will also consider performance against personal performance goals and the quality of results delivered in terms of both business results and leadership.

The Committee may introduce non-financial measures in the future subject to a minimum of 70% of targets being financial in nature.

Performance is normally measured over the financial year.

SUPPORTING INFORMATION

The maximum Personal Performance Multiplier is 150%. The Committee’s discretion to adjust the formulaic outcome of the Business Performance Multiplier up or down has been capped at 25%. There are no other changes relative to the previous Remuneration Policy.

54	Governance	Annual Report on Form 20-F 2016

MANAGEMENT CO-INVESTMENT PLAN (MCIP)

PURPOSE AND LINK TO STRATEGY

The MCIP encourages senior management to invest their own money into Unilever shares, aligning their interests with shareholders, and focus on the sustained delivery of high performance results over the long-term.

OPERATION

The MCIP is a share matching arrangement whereby Executive Directors can invest their own after-tax money into Unilever shares (“investment shares”) and be awarded matching shares which vest at the end of a four-year performance period.

Depending on Unilever’s performance, Executive Directors may receive up to 1.5 x the number the shares they have purchased provided that they keep them for the duration of the four-year period.

Executive Directors are able to choose whether they invest in PLC or NV shares or a 50/50 mix. Executive Directors receive a corresponding number of performance-related shares (‘matching shares’). Matching shares will be awarded in the same form as the investment shares (i.e. in PLC or NV shares or a 50/50 mix).

Ultimate remedy/malus and claw-back provisions apply (see details on page 57).

OPPORTUNITY

Executive Directors are required to invest 25% and may invest up to 60% of their gross annual bonus into Unilever shares.

The number of matching shares received at the end of the performance period is a multiple of the number of shares invested into the MCIP which depends on performance as follows (there is straight line vesting between each of the points below):

•    Threshold – 0 x

•    Target – 1 x

•    Maximum – 1.5 x

The maximum possible opportunity as a % of salary is therefore:

•    CEO – 180%

•    Other Executive Directors – 135%

PERFORMANCE MEASURES

The Committee sets performance measures for each MCIP matching share award. These will be tested over the four financial years starting with that following the one to which the bonus relates.

MCIP performance measures are currently Underlying Sales Growth, Core Earnings Per Share, Return On Invested Capital, and the Unilever sustainability progress index. Each measure has a 25% weighting. The Committee retains the discretion to change these measures and/or weighting for future grants, based on strategic priorities for Unilever at that time.

The Committee will ensure that the targets set are appropriately stretching for the delivery of threshold, target and maximum performance.

SUPPORTING INFORMATION

The performance measures for the MCIP to be granted in 2017 have been amended to reflect Unilever’s strategic direction.

The MCIP (which will operate under a new set of plan rules for which approval will be sought at the 2017 AGMs) is now assessed over a four-year performance period. The previous MCIP was measured over a three-year performance period.

Annual Report on Form 20-F 2016	Governance	55

DIRECTORS’ REMUNERATION REPORT CONTINUED

GLOBAL SHARE INCENTIVE PLAN (GSIP)

PURPOSE AND LINK TO STRATEGY

The GSIP incentivises Executive Directors to achieve Unilever’s clearly stated growth ambition by delivering sustained high performance and sustainable returns for shareholders over the longer term.

OPERATION

Awards of shares are normally made annually with vesting conditional on Unilever’s performance against long-term targets over a three-year performance period and the quality of results delivered.

A two-year holding period will apply following the three-year vesting period (although shares may be sold to satisfy tax and other relevant liabilities as a result of the award vesting).

Prior to vesting Executive Directors are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.

Ultimate remedy/malus and claw-back provisions apply (see details on page 57).

OPPORTUNITY

Target awards of conditional shares under the GSIP each year (as a percentage of base salary) are limited to:

•    CEO – 200%

•    other Executive Directors – 150%

The vesting range for awards of conditional shares is between 0% and 200% of target award. Accordingly, the maximum award of shares under the GSIP is (as a percentage of base salary at grant):

•    CEO – 400%

•    other Executive Directors – 300%

31% of the grant level would pay out at threshold performance. However, this may be amended at the discretion of the Committee if the number of companies in the TSR comparator group changes.

PERFORMANCE MEASURES

The Committee sets three-year performance measures for each conditional GSIP award.

GSIP performance measures are currently Underlying Sales Growth, Core Operating Margin, Cumulative Operating Cash Flow and Total Shareholder Return. Each measure has a 25% weighting. The Committee retains the discretion to change these measures and/or weighting for future grants, based on strategic priorities for Unilever at that time.

The Committee will ensure that the targets set are appropriately stretching for the delivery of threshold, target and maximum performance.

For the three business-focused measures, 25% of awards vest for threshold performance and for maximum performance 200% of the GSIP awards vest. The TSR measure is measured against the TSR comparator group, comprising 18 other companies (19 including Unilever): 50% vests if Unilever is ranked 10th, 100% vests if Unilever is ranked 7th and 200% of the GSIP award vests if Unilever is ranked 3rd or above. Further details of the TSR comparator group are set out on page 66.

SUPPORTING INFORMATION

The GSIP rules were approved by shareholders at the 2007 AGMs and will expire in May 2017. The GSIP will subsequently be operated under a new set of plan rules for which approval will be sought at the 2017 AGMs.

The GSIP awards made to the Executive Directors on 13 February 2017 will have a two-year post-vesting holding period beyond the three-year vesting period, making it a five-year plan, and this will also apply to GSIP awards in subsequent years under this Remuneration Policy.

ELEMENTS OF PREVIOUS POLICY THAT WILL CONTINUE

MCIP and GSIP awards granted under the previous Remuneration Policy will continue to operate under the terms of that policy and the relevant plan rules. Further details of the terms of the awards made are included in the Annual Remuneration Reports for their respective years. This applies to the GSIP awards granted in 2015, 2016 and 2017 and the MCIP awards granted in 2015 and 2016. This provision will cease to apply once all of these awards have vested, been exercised or been forfeited as appropriate as per the relevant policy and plan rules. Additional details are set out below.

56	Governance	Annual Report on Form 20-F 2016

CLAW-BACK, ULTIMATE REMEDY, DISCRETION AND FLEXIBILITY

Claw-back: The Committee has discretion to reclaim or claw back some or all of the value of awards of performance-related payments to Executive Directors in the event of a significant downward restatement of the financial results of Unilever. This includes the annual bonus together with any awards that have been made and/or vested shares under the GSIP and the MCIP (awards under both this Remuneration Policy and the previous remuneration policy). This claw-back may be effected up to two years from vesting by reducing outstanding awards or requiring the return of the net value of vested awards to Unilever.

Ultimate remedy/malus: Grants under the GSIP and MCIP (under both this Remuneration Policy and the previous Remuneration Policy) are subject to ultimate remedy. Upon vesting of an award, the Committee shall have the discretionary power to adjust the value of the award if the award, in the Committee’s opinion taking all circumstances into account, produces an unfair result. In exercising this discretion, the Committee may take into account Unilever’s performance against non-financial measures. The Committee may apply malus to reduce a GSIP or MCIP award granted under this Remuneration Policy or to GSIP or MCIP awards granted from 2015 under the previous Remuneration Policy, or determine that any such award will not vest or only vest in part in the event of a significant downward restatement of the financial results of Unilever, gross misconduct or gross negligence, material breach of Unilever’s Code of Business Principles or any of the Unilever Code Policies, breach of restrictive covenants by which the individual has agreed to be bound, or conduct by the individual which results in significant losses or serious reputation damage to Unilever. The annual bonus will also be subject to malus on the same grounds as apply for MCIP awards.

For future awards under the GSIP and MCIP, the Committee may change the terms of a performance measure or target in accordance with its terms or if anything happens which causes the Committee reasonably to consider it appropriate to do so, and may adjust the number or class of shares subject to awards if certain corporate events (e.g. rights issues) occur. For legacy awards under the MCIP and GSIP, the Committee may change the terms of a performance measure or target during the performance period to take into account any structural changes relating to the shares or the Group (e.g. rights issues) in accordance with established market practice.

The Committee reserves the right to make any remuneration payments and payments for loss of office (including exercising any relevant discretions) notwithstanding that they are not in line with this Remuneration Policy where the terms of the payment were agreed before this Remuneration Policy came into effect or at a time when the relevant individual was not a Director of Unilever N.V. or PLC and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a Director of Unilever N.V. or PLC. For these purposes, ‘payments’ includes the Committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment are ‘agreed’ at the time the award is granted.

REMUNERATION SCENARIOS - OUR EMPHASIS ON PERFORMANCE-RELATED PAY

It is Unilever’s policy that the total remuneration package for Executive Directors should be competitive with other global companies and that a significant proportion should be performance-related.

For the remuneration scenarios below, the maximum and target pay opportunities have been chosen to be consistent with the current levels for Executive Directors. In reviewing the appropriate level of pay opportunity for the Executive Directors, the Committee considers internal and external comparators. Although pay is not driven by benchmarking, the Committee is aware that pay needs to be within a reasonable range of competitive practice. The Committee notes that base salary and fixed allowance and total target pay for the Executive Directors is between median and lower quartile for the benchmark group used by the Committee (see page 53).

The Committee typically reviews, on at least an annual basis, the impact of different performance scenarios on the potential reward opportunity and payouts to be received by Executive Directors and the alignment of these with the returns that might be received by shareholders. The Committee believes that the level of remuneration that can be delivered in the various scenarios is appropriate for the level of performance delivered and the value that would be delivered to shareholders.

The charts below show hypothetical values of the remuneration package for Executive Directors in the first year of the policy under three assumed performance scenarios:

Annual Report on Form 20-F 2016	Governance	57

DIRECTORS’ REMUNERATION REPORT CONTINUED

DETAILS OF FIXED ELEMENT OF REMUNERATION FOR CEO AND CFO AND ASSUMPTIONS FOR SCENARIO CHARTS

FIXED REMUNERATION (FIXED PAY AND BENEFITS)	Assumptions as follows (for actual Executive Director pay details please see Implementation Report below):
• Base salary for CEO = £1,010,000.
• Base salary for CFO effective from 1 May 2017 = £656,250.
• Fixed allowance = £250,000 for CEO and £200,000 for CFO.
• CEO supplemental pension = £117,123.
• Benefits assumed to be £447,000 for CEO and £19,000 for CFO in line with 2016.
VARIABLE REMUNERATION	BELOW THRESHOLD	• No bonus payout and no vesting under the MCIP or the GSIP.

	ON TARGET	• Target payout of the annual bonus (120% of base salary for the CEO and 100% of base salary for the CFO).
• Target vesting under the MCIP (1 x matching shares of the target 2017 annual bonus for CEO and CFO).
• Target vesting under the GSIP (200% of base salary for the CEO and 150% of base salary for the CFO).
• Scenarios assume 60% of the gross annual bonus is invested.

	MAXIMUM	• Maximum payout of the annual bonus (200% of base salary for the CEO and 150% of base salary for the CFO).
• Maximum vesting under the MCIP (1.5 x matching of the maximum 2017 annual bonus for CEO and CFO).
• Maximum vesting under the GSIP (400% of 2016 base salary for the CEO and 300% of 2016 base salary for the CFO).
• Scenarios assume 60% of the gross annual bonus is invested.

	NOTES TO VARIABLE REMUNERATION	• Dividends, dividend equivalents and share price movements are ignored for the purposes of the illustrations above.

LEGACY ARRANGEMENTS

For the duration of this Remuneration Policy, entitlements arising before the adoption of this Remuneration Policy will continue to be honoured in line with the approved remuneration policy under which they were granted, or their contractual terms. The last award under the legacy MCIP was made on 11 February 2016, relating to the annual bonus earned in 2015, which will vest on 11 February 2018. The last award under the GSIP rules approved at the 2007 AGMs was made on 13 February 2017 and will vest on 13 February 2020. Further details of these awards can be found within the existing remuneration policy approved at the 2014 AGMs and included within the 2013 and subsequent Annual Report and Accounts.

PERFORMANCE MEASURES AND THE LINK TO STRATEGY

Performance measures are selected to align with Unilever’s short-term performance targets and long-term business strategy objectives. Unilever’s primary business objective is to create value in a sustainable way. Performance measures focus management on the delivery of a combination of top-line revenue growth and bottom-line profit growth that Unilever believes will build shareholder value over the longer term.

The measures chosen for the incentives will support the delivery of this objective, with distinct measures for each of the annual and longer-term incentive programmes. For the annual incentive, we continue to have a balanced set of performance measures in terms of sales, profitability and cash flow. Performance measures for our long-term incentive relate to the key objectives driving long-term value creation for investors: growth (in the form of USG) is fundamental to our model; core earnings per share (EPS) gives clear line of sight to share price via the Price/Earnings multiple; sustainability (USLP) is at the heart of our strategy for long-term value creation; and return on invested capital (ROIC) is an important measure of value creation, and an appropriate measure for ULE members given their decision-making responsibility regarding merger and acquisition activity. In 2017 there will be no change to the performance measures used for GSIP. For 2018, if the GSIP is maintained, it is intended that a consistent set of performance measures will be used across the MCIP and GSIP.

58	Governance	Annual Report on Form 20-F 2016

The following sets out the performance measures for short- and long-term executive incentive plans to be awarded in 2017, as well as the business performance and the behaviours that they drive.

APPROACH TO TARGET SETTING

INCENTIVE PLAN	PERFORMANCE MEASURE	LINK TO STRATEGY

SHORT-TERM: ANNUAL BONUS	Underlying sales growth (USG) at constant rates	Clear, simple and well understood measure supporting the achievement of Unilever’s growth ambition

	Free cash flow (FCF) at constant rates	Provides clear focus on the achievement of Unilever’s cash generation ambition and on cost reduction

	Core operating margin improvement (COM) at current rates	Underlines the importance of achieving increasingly profitable growth

LONG-TERM: MCIP	Underlying sales growth CAGR (USG) at constant rates	Supports the achievement of Unilever’s ambition to deliver sustainable growth over the longer term

	Core earnings per share (Core EPS) at current rates	Provides focus on a measure which is widely understood and applied externally by investors in valuing companies

Return on invested capital (ROIC)

Supports disciplined investment of capital within the business and discourages acquisitions with low returns and long paybacks (an especially relevant measure for members of the ULE who make investment decisions)

Unilever sustainability progress index (USLP)

The Unilever Sustainable Living Plan (USLP) helps to secure long-term value creation by decoupling our growth from our environmental impact, while increasing our positive social impact. To avoid over-focus on any one element of the USLP, the progress index is an assessment made by the Committee taking into account progress towards the targets in our reported USLP scorecard

LONG-TERM: GSIP	USG at constant rates	Supports the achievement of Unilever’s ambition to deliver sustainable growth over the longer term

	COM at current rates	Underlines the importance of achieving sustainable profitable growth over the longer term

	Cumulative operating cash flow	Provides clear focus on the achievement of Unilever’s cash generation ambition and on cost reduction

	Relative total shareholder return (TSR)	Provides a relative ranking of share price growth and dividend compared with a set of peer companies

The Committee sets performance targets for incentive plans, taking into account internal budgets, business priorities and external forecasts so that the targets are sufficiently stretching. Good performance results in target payout while maximum payout is only achieved for delivering exceptional performance.

Annual Report on Form 20-F 2016	Governance	59

DIRECTORS’ REMUNERATION REPORT CONTINUED

DIFFERENCES IN PAY POLICY GENERALLY

As the Chairman’s letter sets out, the reward arrangements for the ULE (excluding the Executive Directors) and ‘Top 500’ managers have been significantly simplified by consolidating fixed pay into a single figure and discontinuing the GSIP. Pay for this population (effective from mid-2017) will comprise three elements:

•	fixed pay;
•	annual bonus; and
•	MCIP.

To achieve a genuinely longer-term performance horizon of five years, we will encourage our managers to invest a proportion of their annual bonus after tax in Unilever shares through a revised longer-term version of Unilever’s MCIP, for which approval will be sought at the 2017 AGMs. The operation of this new MCIP is the same for the Executive Directors, except that the current cap of 150% will continue to apply to the vesting of Executive Directors’ MCIP matching shares. For other participants the MCIP matching shares may vest up to 200%, based upon Unilever’s performance.

For the ULE (excluding Executive Directors) and our ‘Top 500’ managers this new MCIP is the only long term incentive. These individuals have received increases in fixed pay and bonus opportunity and they can invest up to 100% of their gross annual bonus into MCIP. The new remuneration structure has been structured in a way to maintain broadly the same levels of pay for target performance, if they continue to invest 60% of their gross annual bonus in Unilever shares through the MCIP.

We plan to apply the principles driving these proposals to the way we pay all of our 15,000+ managers, not just our senior leaders. As a responsible employer with around 169,000 people in 109 countries as at year end, we are also very mindful of how we pay our many non-management staff.

Remuneration arrangements are determined throughout the Group based on the same principle - that reward should support our business strategy and should be sufficient to attract and retain high-performing individuals without paying more than is necessary. Unilever is a global organisation with employees at a number of different levels of seniority and in a number of different countries and, while this principle underpins all reward arrangements, the way it is implemented varies by geography and level.

In principle, all our managers participate in the same Unilever annual bonus scheme with the same performance measures based on Unilever’s overall performance. All middle and senior management are invited to participate in the MCIP. All other employees will have the opportunity to participate in the global “buy 3 get 1 free” employee share plan called ‘SHARES’.

Through these initiatives we will encourage all our employees fully to adopt an owner’s mindset with the goal of achieving our growth ambition, so they can continuously re-invest and share in the future long-term success of Unilever.

CONSIDERATION OF CONDITIONS ELSEWHERE IN THE GROUP

When determining the pay of Executive Directors, the Committee considers the pay arrangements for other employees in the Group, including considering the average global pay review budget for the management population, to ensure that remuneration arrangements for Executive Directors remain reasonable.

Unilever employs around 169,000 people in 109 countries as at year end and, given this geographic spread and other factors, the Committee did not consider that it was appropriate to consult employees on the Remuneration Policy for Executive Directors during the year. However, Unilever takes the views of its employees seriously and on an ongoing basis we operate the ‘Rate-My-Reward’ survey to gauge the views of employees on the different parts of their reward package.

The Committee has taken note of the Fair Compensation Unilever Framework (https://www.unilever.com/sustainable-living/the-sustainable-living-plan/enhancing-livelihoods/fairness-in-the-workplace/fair-compensation/) and the advanced living wage awareness together with responsible supplier policies within the Group. Over the last three years we have also offered the award-winning SHARES plan to our non-management staff around the world. We will continue to advance these initiatives over the year ahead and beyond to enhance the livelihoods of all our employees.

CONSIDERATION OF SHAREHOLDER VIEWS
The Committee takes the views of shareholders seriously. In a year when we are proposing to introduce this new Remuneration Policy shareholders have been consulted extensively and their views have been influential in shaping this Remuneration Policy.

We maintain an open and regular dialogue with our shareholders on remuneration matters, including consulting with our largest shareholders, when we are considering making material changes to our Remuneration Policy. As such we will be in contact with our largest shareholders during 2017 to determine how best to structure remuneration for the Executive Directors for 2018 and beyond.

MINIMUM SHAREHOLDING REQUIREMENT

The remuneration arrangements applicable to our Executive Directors require them to build and retain a personal shareholding in Unilever (by the later of 2018 or five years from the date of appointment) to align their interests with those of Unilever’s long-term shareholders. The current requirement is 5 x base salary for the CEO and 4 x base salary for the CFO.

Upon leaving Unilever, all Executive Directors will be required to maintain at least 100% of their minimum shareholding requirement for one year after leaving, and at least 50% for two years after leaving. If the leaver has not yet met their shareholding requirements on departure they will be required to retain the shares they do own up to these limits.

60	Governance	Annual Report on Form 20-F 2016

REMUNERATION POLICY FOR NEW HIRES

AREA	POLICY AND OPERATION

Overall	The Committee will pay new Executive Directors in accordance with the approved Remuneration Policy and all its elements as set out herein above. The terms of service contracts will not overall be more generous than those of the current CEO and CFO summarised below. The ongoing annual remuneration arrangements for new Executive Directors will therefore comprise salary, fixed allowance, benefits, annual bonus, MCIP and GSIP. In addition, the recruitment policy below permits the Committee to take the following actions, as appropriate, in the best interests of Unilever and therefore shareholders.

For internal promotions, any variable remuneration element awarded in respect of a prior role may be paid out according to its original terms.

Base salary	Salary would be set at an appropriate level to recruit the best candidate based on their skills, experience and current remuneration.

Fixed allowance	Fixed allowance provision would be in line with the approved normal Remuneration Policy and for a new external hire may be consolidated into salary.

Benefits

Benefits provision would be in line with the approved normal Remuneration Policy. Where appropriate the Executive Director may also receive relocation benefits or other benefits reflective of normal market practice in the territory in which the Executive Director is employed. In addition, the Committee may agree that Unilever will pay certain allowances linked to repatriation on termination of employment.

Incentive awards	Incentive awards would be made under the annual bonus, MCIP and GSIP in line with the normal policy.

Transition awards and buyout awards	In addition to normal incentive awards, additional awards may be made to align the joiner as quickly as possible with Unilever’s long-term goals, and to reflect value forfeited through an individual leaving their current employer.

Transition awards
In the event that we were to appoint a new Executive Director, the Committee’s preferred approach would be to offer a transition award in Unilever shares to immediately align the new Executive Director with the long-term goals of the business and to recognise that no other long-term incentive will be vesting in their first years of employment at Unilever. The transition award permits the joiner to potentially receive matching awards under the MCIP and GSIP awards as if they had invested a proportion of their target bonus into the in-flight MCIP cycles and had been made awards in previous GSIP cycles that started before they joined Unilever. Accordingly, the transition award may comprise two elements. The first can be worth up to 240% (4 x 60%) of the new Executive Director’s initial target annual bonus and vests 25% per year thereafter at the actual performance multiplier (0 x to 1.5 x) for the MCIP cycle ending in the corresponding year. The second element of the transition award may be worth up to 200% of the new Executive Director’s initial salary and vests 50% per year thereafter at the actual performance multiplier (0 x to 2 x) for the GSIP cycle ending in the corresponding year. Within these limits the Committee will determine the size of the transition award based on individual circumstances. To be eligible for the transition award element related to MCIP (i.e 4 x 60% of target bonus) the Executive Director must invest no less than a corresponding percentage (i.e. 60%) of actual annual bonus into new cycles of MCIP starting in each of the years that the transition award vests. The final vesting value of the transition award will be scaled back if the corresponding level of investment the new Executive Director has made into the MCIP in that year is lower than the initial commitment. If the Executive Director elects to make a higher investment in new MCIP cycles than the initial commitment, the transition award will not be increased.

A transition award would only be offered if required to compensate an Executive Director for awards foregone. If an Executive Director joins without the need to compensate for awards foregone, a transition award would not be provided.

Buyout awards
The Committee’s preference is to use transition awards rather than buyout awards. However, as we need to be able to source the best talent from any market, instead of the approach set out above the Committee may elect to compensate Executive Directors hired from outside for any awards they lose by leaving previous employers broadly on a like-for-like basis (although a transition award may form part of this). Incoming Executive Directors will be required to retain all shares vesting from any share awards until their minimum shareholding requirements have been met in full.

If a buyout award is required, the Committee would aim to reflect the nature, timing, and value of awards forgone in any replacement awards. Awards may be made in cash, shares or any other method as deemed appropriate by the Committee. Where possible, share awards will be replaced with share awards. Where performance measures applied to the forfeited awards, performance measures will be applied to the replacement award or the award size will be discounted accordingly. In establishing the appropriate value of any buyout the Committee would also take into account the value of the other elements of the new remuneration package.

The Committee would aim to minimise the cost to Unilever, although buyout awards are not subject to a formal maximum. Any awards would be broadly no more valuable than those being replaced.

Annual Report on Form 20-F 2016	Governance	61

DIRECTORS’ REMUNERATION REPORT CONTINUED

SERVICE CONTRACTS

POLICY IN RELATION TO EXECUTIVE DIRECTOR SERVICE CONTRACTS AND PAYMENTS IN THE EVENT OF LOSS OF OFFICE

SERVICE CONTRACTS & NOTICE PERIOD	Current Executive Directors’ service contracts are terminable upon notice as follows: • 12 months’ notice from Unilever; and • 6 months’ notice from the Executive Director.
Starting dates of the service contracts for the current CEO and CFO:

CEO: 1 October 2008 (signed on 7 October 2008); and
CFO: 1 October 2015 (signed on 16 December 2015).

Service contracts are available to shareholders to view at the AGMs or on request from the Group Secretary.

TERMINATION PAYMENTS

A payment in lieu of notice can be made, to the value of no more than 12 months’ base salary, fixed allowance and other benefits (unless the Boards, at the proposal of the Committee, find this manifestly unreasonable given the circumstances or unless dictated by applicable law).

OTHER ELEMENTS

•    Executive Directors may, at the discretion of the Boards, remain eligible to receive an annual bonus for the financial year in which they cease employment. Such annual bonus will be determined by the Committee taking into account time in employment and performance.

•    Treatment of share awards as set out below.

•    Any outstanding all-employee share arrangements will be treated in accordance with HMRC-approved terms.

•    Other payments, such as legal or other professional fees, repatriation or relocation costs and/or outplacement fees, may be paid if it is considered appropriate.

62	Governance	Annual Report on Form 20-F 2016

LEAVER PROVISIONS IN PLAN RULES

	‘GOOD LEAVERS’ AS DETERMINED BY THE COMMITTEE IN ACCORDANCE WITH THE PLAN RULES*	LEAVERS IN OTHER CIRCUMSTANCES*	CHANGE OF CONTROL
INVESTMENT SHARES (MCIP)

Investment shares are not impacted by termination (although they may be transferred to the personal representative of the Executive Director in the event of his or her death without causing the corresponding matching shares to lapse).

Investment shares are not impacted by termination.

Investment shares may normally be disposed of in connection with a change of control without causing the corresponding matching shares to lapse.

Alternatively, participants may be required to exchange the investment shares for equivalent shares in the acquiring company.

MATCHING SHARES (MCIP), PERFORMANCE SHARES (GSIP)

Awards will normally vest following the end of the original performance period, taking into account performance and (unless the Boards on the proposal of the Committee determine otherwise) pro-rated for time in employment.

Alternatively, the Boards may determine that awards shall vest upon termination based on performance at that time and pro-rated for time in employment (unless the Boards on the proposal of the Committee determine otherwise). If a director dies, awards will vest at the time of death at the target level of vesting (pro-rated for time in employment if the director had previously left as a good leaver).

Awards will normally lapse upon termination.

In accordance with Dutch law, matching shares and performance shares are shares that are obtained as part of the Executive Director’s remuneration. Therefore their value is frozen for a period of four weeks before an announcement of a public offer and four weeks after the conclusion of a public offer. Under current Dutch law requirements, any increase in value in this period has to be reclaimed by Unilever from the Executive Director upon retirement or sale of these shares, if at that time the value of the shares is higher than the value four weeks before the announcement of the public offer. If the law changes, Unilever will seek to comply with any new Dutch law requirements that may apply from time to time.

Awards will vest based on performance at the time of the change of control and the Boards, on the proposal of the Committee, have the discretion to pro-rate for time. Alternatively, participants may be required to exchange the awards for equivalent awards over shares in the acquiring company.

*	An Executive Director will usually be treated as a good leaver if he or she leaves due to ill-health, injury or disability, retirement with Unilever’s agreement or redundancy. The Boards may decide to treat an Executive Director who leaves in other circumstances as a good leaver. An Executive Director will not be treated as a good leaver if he or she chooses to leave for another job elsewhere unless the Boards determine otherwise, if he or she is summarily dismissed or leaves because of concerns about performance. In deciding whether or not to treat an Executive Director as a good leaver, the Boards will have regard to his or her performance in the role.

If Unilever is affected by a demerger, special distribution or other transaction which may affect the value of awards, the Committee may allow matching shares under the current and legacy MCIP and performance shares under the GSIP to vest early over such number of shares as it shall determine (to the extent any performance measures have been met) and may be pro-rated to reflect the acceleration of vesting at the Committee’s discretion.

Annual Report on Form 20-F 2016	Governance	63

DIRECTORS’ REMUNERATION REPORT CONTINUED

NON-EXECUTIVE DIRECTORS

KEY ASPECTS OF UNILEVER’S 2017 FEE POLICY FOR NON-EXECUTIVE DIRECTORS

APPROACH TO SETTING FEES

Non-Executive Directors receive annual fees from Unilever N.V. and PLC. The Boards determine Non-Executive Director fee levels within total annual limits as approved by shareholders (as specified in PLC’s Articles, this is currently PLC £2,000,000 or its equivalent in any other currency based upon such foreign currency exchange rates as the Committee shall determine, and NV €3,000,000).

Unilever’s policy is to set fees at a level which is sufficient to attract, motivate and retain high-class talent of the calibre required to direct the strategy of the business. They are set taking into account:

•    Unilever’s Group-wide reward philosophy;

•    the commitment and contribution expected by the Group; and

•    fee levels paid in other global non-financial services companies based in Europe.

Fees are paid in cash.

OPERATION

Unilever applies a modular fee structure for Non-Executive Directors to ensure we fairly reflect the roles and responsibilities of Committee membership and Chairmanship. Our basic philosophy is to pay the Chairman an all-inclusive fee. Other Board members receive a basic fee and additional fees for being Vice-Chair, chairing or membership of various committees. The fees are currently split 50/50 between PLC (in sterling) and NV (in euros). The Boards may decide to pay fees in any other currency based on such foreign exchange rates as the Boards shall determine, provided total Non-Executive Director fees stay within the annual limits as approved by shareholders from time to time. The current 2017 fee structure can be found in the Directors’ Remuneration Report on page 73. The fee structure may vary from year to year within the terms of this Remuneration Policy.

Fees are normally reviewed annually but may be reviewed less frequently.

Additional allowances are made available to Non-Executive Directors where appropriate, to reflect any additional time commitment or duties.

OTHER ITEMS

Non-Executive Directors are encouraged to build up a personal shareholding of at least 100% of their total annual fees over the five years from appointment.

Non-Executive Directors are not entitled to participate in any of the Group’s incentive plans.

All reasonable travel and other expenses incurred by Non-Executive Directors in the course of performing their duties are considered to be business expenses and are reimbursed together with any tax payable. Non-Executive Directors also receive expenses relating to the attendance of the Director’s spouse or partner, when they are invited by Unilever. Other benefits or additional payments may be provided in the future if, in the view of the Boards, this is considered appropriate. Such benefits and/or payments would be within the total annual limits as approved by shareholders as described above.

REMUNERATION POLICY FOR NEW NON-EXECUTIVE DIRECTOR HIRES

In the event of hiring a new Non-Executive Director, the Committee will align the remuneration package with the Remuneration Policy as set out herein above.

NON-EXECUTIVE DIRECTORS’ LETTERS OF APPOINTMENT

The terms of engagement of Non-Executive Directors are set out in letters of appointment which each Non-Executive Director signed upon appointment. Non-Executive Directors are currently appointed for a one-year term, subject to satisfactory performance, re-nomination at the discretion of the Boards on the recommendation of the Nominating and Corporate Governance Committee and re-election at forthcoming annual shareholder meetings. It is Unilever’s expectation that Non-Executive Directors serve for a minimum of three years. The letters of appointment allow for Unilever to terminate a Non-Executive Director’s appointment in cases of gross misconduct, bankruptcy or where the Non-Executive Director is prevented from occupying such a position by law.

The letters do not contain provision for notice periods or compensation if the Non-Executive Directors’ appointments are terminated by Unilever. Non-Executive Directors may terminate their engagement upon three months’ notice. Except in exceptional circumstances, the Boards will not propose Non-Executive Directors for re-nomination when nine years have elapsed since the date of their appointment. Letters of appointment are available for inspection on request from the Group Secretary.

In considering appointments to the Boards, the Directors and Unilever give due consideration to the time commitment required to fulfil the role appropriately.

64	Governance	Annual Report on Form 20-F 2016

ANNUAL REMUNERATION REPORT

The following sets out how Unilever’s existing Remuneration Policy (which is available on our website – see www.unilever.com/ara2015/downloads) was implemented in 2016, and how our new Remuneration Policy (set out on pages 52 to 64) will be implemented if it receives shareholder approval at the 2017 AGMs.

IMPLEMENTATION OF THE REMUNERATION POLICY IN 2017 FOR EXECUTIVE DIRECTORS

If approved by shareholders, Unilever’s new Remuneration Policy will be implemented with effect from the 2017 AGMs as set out below. If the new Remuneration Policy is not approved, Unilever’s existing Remuneration Policy will continue to apply.

ELEMENTS OF REMUNERATION

ELEMENTS OF REMUNERATION	AT A GLANCE	ADDITIONAL INFORMATION
BASE SALARY	Salary effective from 1 May 2017: • CEO: £1,010,000 (unchanged from 2016) • CFO: £656,250

No salary increase is to be awarded to the CEO during 2017. The Committee notes that the CEO’s salary continues to be below competitive benchmarks compared to similar-sized UK and European companies, but that he has consistently refused a salary increase over recent years.

The CFO was recently appointed to the Board and has performed strongly in role since appointment. The Committee has therefore determined, in line with our Remuneration Policy, to award the CFO a salary increase of 5% that reflects his strong performance since appointment and development in role. This is above the average increase awarded to the broader employee population, but after careful consideration is considered appropriate by the Committee.

In particular, the Committee notes that the CFO was appointed with a salary significantly below that of his predecessor, and that, even with this increase, the CFO’s salary is still below the lower quartile of the market when assessed against our benchmarking peer group (as disclosed on page 53).

The Committee will continue to review the CFO’s salary in view of his performance and development in role, and may make salary increases that exceed that of the wider workforce, although any further salary increases awarded will not exceed 15% on aggregate over the course of this Remuneration Policy.

FIXED ALLOWANCE	Fixed allowance for 2017: • CEO: £250,000 (unchanged from 2016) • CFO: £200,000 (unchanged from 2016)	n/a

OTHER BENEFIT ENTITLEMENTS	Implemented in line with the 2017 Remuneration Policy.	n/a

ANNUAL BONUS

•    Implemented in line with the 2017 Remuneration Policy.

•    Target annual bonus of 120% of base salary for the CEO and 100% of base salary for the CFO.

•    Business Performance Multiplier of between 0% and 150% based on achievement against business targets over the year.

•    Personal Performance Multiplier of between 0% and 150% based on personal performance of the Executive Director.

•    Maximum annual bonus is 200% of base salary for the CEO and 150% for the CFO.

For 2017, the Business Performance Multiplier will be based on the following metrics:

A 0% multiplier will be applied for threshold performance, and up to 150% multiplier for maximum performance. Performance target ranges are considered to be commercially sensitive and will be disclosed in full with the corresponding performance outcomes retrospectively following the end of the relevant performance year.

Annual Report on Form 20-F 2016	Governance	65

DIRECTORS’ REMUNERATION REPORT CONTINUED

ELEMENTS OF REMUNERATION	AT A GLANCE	ADDITIONAL INFORMATION
GSIP 2017 AWARDS

•    Implemented in line with the 2014 Remuneration Policy.

•    GSIP award made on 13 February 2017 (vesting 13 February 2020).

•    Target award 200% of base salary for the CEO (salary = £1,010,000) and 150% of base salary for the CFO (salary = £625,000).

•    Maximum vesting of 200% of initial award (so maximum vesting of 400% of base salary for the CEO (£4,040,000), and 300% of base salary for the CFO (£1,875,000)).

•    In addition, a two-year post-vesting holding period will apply to this award (beyond the three-year vesting period) for the CEO and CFO.

Performance conditions are assessed over a three-year period. The performance conditions and target ranges for 2017 awards will be as follows:

For the three business-focused performance conditions, 25% of target awards vest for achieving threshold performance, 100% for target and 200% for maximum performance (with straight-line vesting between threshold and maximum). For the TSR measure, 50% of the target award vests for threshold performance at 10th place, 100% at 7th place, and 200% vests at 3rd place or above (with straight-line vesting occurring between these points).(a)

NEW MCIP

•    Implemented in line with the 2017 Remuneration Policy.

•    It is intended to make initial awards under the MCIP in May 2017.

•    Paul Polman elected to invest the value of 60% (£1,119,888) of his 2016 annual bonus into the MCIP (upon the plan’s approval at the 2017 AGMs).

•    Graeme Pitkethly elected to invest the value of 60% (£453,750) of his 2016 annual bonus in MCIP investment shares (upon the plan’s approval at the 2017 AGMs).

•    Matching shares are awarded based on performance up to a maximum of 1.5 x matching shares.

•    Therefore the maximum value from the matching shares for the CEO would be £1,679,832 and for the CFO would be £680,625.

Performance conditions are assessed over a four-year period. The performance conditions and target ranges for 2017 awards under the new MCIP will be as follows:

Threshold results in no matching shares being awarded, target performance results in an award of 1 x matching shares, up to a maximum award of 1.5 x matching shares for Executive Directors, with straight-line vesting between threshold and maximum (although the maximum for other participants is 2 x matching)

Participants are required to hold all their own investment shares and remain employed by Unilever for the duration.

It is the Committee’s intention that management should be assessed against the progress they make on the USLP as a whole, rather than selected components of it. Unilever already publishes periodic progress reports for the USLP on our website and so our shareholders are able to monitor performance against USLP goals. At the end of the MCIP performance period, the Committee will disclose a full narrative setting out the performance achieved and the corresponding outcome that the Committee determines for the Sustainability Progress Index.

(a)	For the relative TSR measure, Unilever’s TSR is measured against a comparator group of other consumer goods companies. TSR measures the return received by a shareholder, capturing both the increase in share price and the value of dividend income (assuming dividends are reinvested). The TSR results are measured on a common currency basis to better reflect the shareholder experience. The current TSR peer group consists of 18 companies (19 including Unilever) as follows:

Avon	Colgate-Palmolive	Henkel	L’Oréal	Reckitt Benckiser
Beiersdorf	Danone	Kao	Nestlé	Shiseido
Campbell Soup	General Mills	Kellogg’s	PepsiCo
Coca-Cola	Estée Lauder	Kimberly-Clark	Procter & Gamble

The Committee may change the TSR vesting levels set out above if the number of companies in the TSR comparator group changes (e.g. via M&A activity etc).

66	Governance	Annual Report on Form 20-F 2016

ULTIMATE REMEDY/MALUS AND CLAWBACK

Grants under the GSIP and MCIP are subject to ultimate remedy as explained in the 2017 Remuneration Policy. Malus and clawback apply to all performance-related payments as explained in the 2017 Remuneration Policy.

In 2016, the Committee did not reclaim or claw back any of the value of awards of performance-related payments to Executive Directors.

SINGLE FIGURE OF REMUNERATION AND IMPLEMENTATION OF THE REMUNERATION POLICY IN 2016 FOR EXECUTIVE DIRECTORS (AUDITED)

The table below shows a single figure of remuneration for each of our Executive Directors, for the years 2015 and 2016.

	Paul Polman CEO (UK) (€‘000)			Graeme Pitkethly CFO (UK) (€‘000)			Jean-Marc Huët former CFO (UK) (€‘000)
	2016	2015		2016	(b)	2015(b)	2016	(c)	2015	(c)
(A) Base salary	1,239	1,392		511		-	-		738
(B) Fixed allowances and other benefits	855	901		185		-	-		273
(C) Annual bonus	2,289	2,573		928		-	-		812
(D) MCIP matching shares – (required by UK law)(d)	1,240	1,933	(a)	153		-	-		375	(a)
Long-term incentives
(E) GSIP performance shares – (required by UK law)(d)	2,603	3,336	(a)	305		-	-		1,783	(a)
Long-term incentives (sub-total)	3,843	5,269		458		-	-		2,158
(F) Conditional supplemental pension	144	161		-		-	-		-
Total remuneration paid – (required by UK law) (A+B+C+D+E+F)	8,370	10,296		2,082		-	-		3,981
(G) Share awards (required by Dutch law)	3,170	3,274		674		-	-		573
Total remuneration paid – (required by Dutch law) (A+B+C+F+G)	7,697	8,301		2,298		-	-		2,396

(a)	Amount restated using actual share price(s) on relevant dates rather than three-month average share price to 31 December 2015 (which was used for the 2015 report).
(b)	The figures included relate to amounts paid or payable to Graeme Pitkethly for his services from 21 April 2016 for the remainder of the year, being the date on which he was appointed as an Executive Director of the Boards of NV and PLC. Although Graeme Pitkethly assumed the role of CFO and became a member of the ULE on 1 October 2015, he did not serve as an Executive Director during that year, and therefore his 2015 remuneration is not disclosed herein.
(c)	The figures included relate to amounts paid to Jean-Marc Huët for his services between 1 January and 1 October 2015, being the date on which he ceased to be CFO and an Executive Director of Unilever.
(d)	Graeme Pitkethly’s GSIP and MCIP values in the above single figure table for 2016 include GSIP performance shares and MCIP matching shares previously granted to him in 2014, before his appointment as an Executive Director.

Where relevant, amounts for 2016 have been translated into euros using the average exchange rate over 2016 (€1 = £0.8152), excluding amounts in respect of MCIP and GSIP which have been translated into euros using the exchange rate at vesting date of 14 February 2017 (€1 = £0.8494). Amounts for 2015 have been translated into euros using the average exchange rate over 2015 (€1 = £0.7254), excluding amounts in respect of MCIP and GSIP which have been translated into euros using the exchange rate at vesting date of 18 February 2016 (€1 = £0.7763).

We do not grant our Executive Directors any personal loans or guarantees.

ELEMENTS OF SINGLE FIGURE REMUNERATION 2016

(A) BASE SALARY (AUDITED)

Salary set in sterling and paid in 2016:

•	CEO – £1,010,000.
•	CFO – £416,667 (amount paid to Graeme Pitkethly for his services from 21 April 2016, being the date on which he was appointed as an Executive Director of the Boards of NV and PLC; Graeme Pitkethly’s annual salary is £625,000).

(B) FIXED ALLOWANCE AND OTHER BENEFITS (AUDITED)

For 2016 this comprises:

	Paul Polman CEO (UK) (£)	(a)	Graeme Pitkethly CFO (UK) (£)(a)(b)
	2016		2016
Fixed allowance	250,000		133,333
Medical insurance cover and actual tax return preparation costs	29,390		14,087
Provision of death-in-service benefits and administration	11,011		3,370
Payment to protect against difference between employee social security obligations in country of residence versus UK	406,247		-
Total	696,648		150,790

(a)	The numbers in this table are quoted in sterling and translated into euros for the single figure of remuneration table above using the average exchange rate over 2016 of €1 = £0.8152.
(b)	The figures included relate to amounts paid or payable to Graeme Pitkethly for his services from 21 April 2016 for the remainder of the year, being the date on which he was elected at the AGMs as an Executive Director of the Boards of NV and PLC.

Annual Report on Form 20-F 2016	Governance	67

DIRECTORS’ REMUNERATION REPORT CONTINUED

(C) ANNUAL BONUS (AUDITED)

Annual bonus 2016 actual outcomes

•	CEO – £1,866,480 (which is 92.5% of maximum, 185% of base salary).
•	CFO – £756,250 (which is 80.7% of maximum, 121% of base salary).

This includes cash and the portion of annual bonus that Executive Directors have indicated will be re-invested in shares under the MCIP. See below for details. Performance against targets:

At the beginning of the year, the Committee set stretching financial performance targets which management delivered against during the course of the year. In 2016 we achieved underlying sales growth of 3.7%, ahead of our markets, driven by a good step-up in price growth with balanced volume. Improvement in core operating margin compared with 2015 was 0.5 percentage points driven by savings, improved product mix and operational leverage. All categories delivered progress against their strategic priorities. For the annual bonus calculations, free cash flow (FCF) is calculated on a constant basis at €4.7 billion (equivalent to the reported €4.8 billion at current rates), driven by the increase in core operating profit and improvement in working capital, in line with the strong delivery in 2015.

The 2016 results represent good all-round performance despite difficult conditions. The consistent delivery of top-line and bottom-line growth has been established over the last eight years. Operating margin performance, despite significant restructuring spend, was well above target with cash flow and underlying sales growth more in line with target. Hence, the Committee has decided to award a performance factor of 110% versus target. Although purely mathematically the bonus would have been 121%, management recommended the adjustment slightly downwards in light of overall quality of results as we ended the year with slower growth. The Committee considered this to be a fair representation of the performance delivery by the executive team during 2016.

•	Paul Polman

In determining bonus outcomes for Paul Polman, the Committee also considered his very strong personal performance. Again in 2016, Paul demonstrated very firm leadership, both internally and externally. He received significant recognition for his work in leading Unilever and in helping to promote sustainable and responsible business models around the world. He was awarded the Chevalier de la Legion d’Honneur, the highest decoration in France, and the Public Service Star from the Singapore Government. Despite increasingly difficult market conditions in 2016, Unilever maintained its consistent track record of delivering underlying sales growth ahead of its markets and growth in core operating margin together with strong free cash flow. In 2016 Paul also introduced and pushed forward a number of major transformation initiatives for Unilever – notably Connected 4 Growth (C4G) – which are already helping to strengthen the company and will enable it to meet the demands of a fast-changing environment with even greater speed, agility and confidence. In 2016 Paul also oversaw a number of strategic acquisitions that will help to bolster Unilever’s position in some fast-growing areas of the market. As a consequence of the review of his personal performance, Paul Polman was awarded a personal performance multiplier of 140%. This resulted in his receiving a bonus of 185% of his base salary, calculated as follows:

•	Graeme Pitkethly

In determining bonus outcomes for Graeme Pitkethly, the Committee considered his personal performance and leadership, including the management of Unilever’s financial risk exposure and the continuing drive for enterprise-wide efficiencies. It also took account of his strong focus as CFO on performance management and the extent to which this was reflected in Unilever’s positive business results in 2016. Graeme also played an important role in the successful launch of the C4G major organisational re-design, as well as driving the implementation of the ambitious Zero-Based Budgeting (ZBB) programme across the Group, which is already generating savings for reinvestment within Unilever and has the potential to restructure Unilever’s cost base over the next two years. Graeme has also pushed to instil enhanced levels of investment discipline and cash delivery. As a consequence of that review, Graeme was awarded a personal performance multiplier of 110%. This resulted in his receiving a bonus of 121% of his base salary, calculated as follows:

68	Governance	Annual Report on Form 20-F 2016

(D) MCIP – UK LAW REQUIREMENT (AUDITED)

2016 OUTCOMES

This includes MCIP matching shares granted on 14 February 2014 (based on the percentage of 2013 bonus that Paul Polman and Graeme Pitkethly had invested in Unilever shares, as well as performance in the three-year period to 31 December 2016) which vested on 14 February 2017. Further details of the performance measures are disclosed below in note (E).

The values included in the single figure table for 2016 are calculated by multiplying the number of shares granted on 14 February 2014 (including additional shares in respect of accrued dividends through to 31 December 2016) by the level of vesting (70% of target award for the CEO and 84% of target award for the CFO) and the share prices on the date of vesting (NV €38.81 and PLC £32.86). The CFO’s award vested at a different level than the CEO’s award as it relates to an award granted in 2014 before his appointment as an Executive Director. Performance measures and performance against them are as set out in the table below (although the weightings of the measures were different for participants below Board level, so the weightings of each measure in the award that vested for the CFO are Underlying Sales Growth at 30%, Core Operating Margin Improvement at 30%, Cumulative Operating Cash Flow at 30% and TSR at 10%). These have been translated into euros using the exchange rate on the date of vesting (€1 = £0.8494).

(E) GSIP – UK LAW REQUIREMENT (AUDITED)

2016 OUTCOMES

This includes GSIP performance shares granted on 14 February 2014, based on performance in the three-year period to 31 December 2016, which vested on 14 February 2017.

The values included in the single figure table for 2016 are calculated by multiplying the number of shares granted on 14 February 2014 (including additional shares in respect of accrued dividends through to 31 December 2016) by the level of vesting (70% of target award for the CEO and 84% of target award for the CFO) and the share price on the date of vesting (NV €38.81 and PLC £32.86). The CFO’s award vested at a different level than the CEO’s award as it relates to an award granted in 2014 before his appointment as an Executive Director with the performance measures and weighting as set out under heading (D) above. These have been translated into euros using the exchange rate on the date of vesting (€1 = £0.8494).

Performance against targets:

(a)	For details of comparator group please see page 66.

Over the past three years, Unilever has delivered consistent financial performance. Underlying sales growth during this period was 3.6% per year and core operating margin improvement over the period was an average of 0.4 percentage points per year, demonstrating management’s continued drive for consistent top- and bottom-line growth. Unilever also generated strong operating cash in the period, with cumulative operating cash flow of €18.1 billion. Total shareholder return (TSR) over this three-year period was in the middle third of the peer group just below the threshold for minimum vesting and, as such, no part of the GSIP and MCIP awards related to TSR will vest. On the basis of this performance, the Committee determined that the GSIP and MCIP awards to the end of 2016 will vest at 70% of initial award levels (ie 35% of maximum for GSIP and 47% of maximum for MCIP (which is capped at 150% for the Executive Directors)).

(F) CONDITIONAL SUPPLEMENTAL PENSION (AUDITED)

CEO (Paul Polman): Conditional supplemental pension provision agreed with Paul Polman on hiring, which will be paid on his retirement (or his death or total disability prior to retirement). This was £117,123 based on 12% of a capped salary of £976,028 for 2016.

(G) SHARE INCENTIVES – DUTCH LAW REQUIREMENT (AUDITED)

As per the Dutch requirements, these costs are non-cash costs and relate to the expenses recognised for the period following IFRS 2. This is based on share prices on grant dates and a 98% adjustment factor for GSIP shares and MCIP matching shares awarded in 2016, 2015 and 2014.

Annual Report on Form 20-F 2016	Governance	69

DIRECTORS’ REMUNERATION REPORT CONTINUED

SCHEME INTERESTS AWARDED IN THE YEAR (AUDITED)

PLAN	BASIS OF AWARD	MAXIMUM FACE VALUE OF AWARDS	THRESHOLD VESTING (% OF TARGET AWARD)	PERFORMANCE PERIOD	DETAILS OF PERFORMANCE MEASURES

MCIP Conditional matching share award made on 11 February 2016

Based on the level of   2015 bonus paid in 2016 invested by the CEO and CFO.

The following numbers of matching shares were awarded on 11 February

2016(a):

CEO:

PLC – 0

NV – 39,318

CFO:

PLC – 4,912

NV – 4,912

Maximum vesting results in 150% of target awards vesting.

CEO: £1,763,984(b) CFO: £434,415(b)	Four equally
weighted long-term
performance
measures. For the
three business-
focused metrics,
25% of the target
award vests for
threshold
performance. For the
TSR measure, 50%
of the target award
vests for threshold
			performance.	1 January 2016 – 31 December 2018	Subject to four equally weighted performance measures: Participants are required to hold all their own investment shares and remain employed by Unilever for the duration.

GSIP Conditional share award made on 11 February 2016

The CEO received a target award of 200% of base salary.

CEO:

PLC – 35,115

NV – 35,115

The CFO received a target award of 150% of base salary.

CFO:

PLC – 16,297

NV – 16,297

Maximum vesting results in 200% of target awards vesting, which translates to a maximum vesting of 400% of base salary for the CEO and 300% of base salary for the CFO.

		CEO: £4,140,739(b) CFO: £1,921,732(b)	As above	As above	Subject to four equally weighted performance measures:

(a)	Under MCIP, Executive Directors are able to choose whether they invest in PLC shares or NV shares or an equal number of shares in each. Executive Directors receive a corresponding number of performance-related matching shares. Matching shares will be awarded in the same form as the investment shares (i.e. in PLC shares, NV shares or an equal number of shares in each). On 11 February 2016, the CEO invested 60% (£1,119,888) and the CFO invested 60% (£282,520) of their 2015 bonus in MCIP investment shares. The CEO elected to invest fully in NV shares. The CFO elected to receive an equal number of shares in each of PLC and NV.
(b)	The face values included in this table are calculated by multiplying the number of shares granted on 11 February 2016 by the share price on that day of PLC £29.05 and NV €36.69 respectively, assuming maximum performance and therefore maximum vesting of 200% for GSIP and 150% for MCIP and then translating into sterling using an average exchange rate over 2016 of €1 = £0.8152.

70	Governance	Annual Report on Form 20-F 2016

MINIMUM SHAREHOLDING REQUIREMENT AND EXECUTIVE DIRECTOR SHARE INTERESTS (UNAUDITED)

The table below shows the Executive Directors’ share ownership against the minimum shareholding requirements as at 31 December 2016 and the interest in NV and PLC ordinary shares of Executive Directors and their connected persons as at 31 December 2016.

When calculating an Executive Director’s personal shareholding the following methodology is used:

•	Base salary at the date of measurement.
•	Shares in either Unilever PLC or Unilever N.V. (or a combination of both) will qualify provided they are personally owned by the Executive Director, by a member of his (immediate) family or by certain corporate bodies, trusts or partnerships as required by law from time to time (each a ‘connected person’).
•	Shares purchased under the MCIP from the annual bonus will qualify as from the moment of purchase as these are held in the individual’s name and are not subject to further restrictions.
•	Shares or entitlements to shares that are subject only to the Director remaining in employment will qualify on a net of tax basis.
•	Shares awarded on a conditional basis by way of the GSIP or MCIP will not qualify until the moment of vesting (i.e. once the precise number of shares is fixed after the three-year vesting period, or a four-year vesting period for the MCIP, has elapsed).
•	The shares will be valued on the date of measurement or, if that outcome fails the personal shareholding test, on the date of acquisition. The share price for the relevant measurement date will be based on the average closing share prices and the euro/sterling/US dollar exchange rates from the 60 calendar days prior to the measurement date.

Executive Directors are required to hold shares to the value of 100% of their shareholding requirement for 12 months post cessation of employment at Unilever, and 50% of these shares for 24 months post cessation of employment with Unilever. All ULE members are required to build a shareholding of 300% of base salary. This requirement is 150% of base salary for the ‘Top 100’ management layer below ULE.

EXECUTIVE DIRECTORS’ AND THEIR CONNECTED PERSONS’ INTERESTS IN SHARES AND SHARE OWNERSHIP (AUDITED)

	Share ownership		Actual share	Shares held as at		Shares held as at
	guideline as % of	Have guidelines	ownership as a %	1 January 2016(b)		31 December 2016
	base salary (as at	been met (as at	of base salary (as at	NV	PLC	NV	PLC
	31 December 2016)	31 December 2016)?	31 December 2016)(a)
CEO: Paul Polman	400	Yes	3,433%	655,307	297,008	824,245	307,239
CFO: Graeme Pitkethly	300	Yes	367%	17,468	27,569	32,189	42,908

(a)	Calculated based on the minimum shareholding requirements and methodology set out above and the base salaries as detailed for the CEO and CFO in section (A) on page 67.
(b)	NV shares are ordinary €0.16 shares and PLC shares are ordinary 3 1⁄9p shares.

During the period between 31 December 2016 and 21 February 2017, the following changes in interests have occurred:

•	Graeme Pitkethly purchased 8 PLC shares under the Unilever PLC ShareBuy Plan: 4 on 10 January 2017 at a share price of £33.50, and a further 4 on 8 February 2017 at a share price of £33.09; and
•	as detailed under headings (D) and (E) on page 69, on 14 February 2017:
○	Paul Polman acquired 31,964 NV shares following the vesting of his 2014 MCIP award, and 67,186 NV shares following the vesting of his 2014 GSIP award, in accordance with his share choice to receive 100% NV shares on the vesting of these awards; and
○	Graeme Pitkethly acquired 1,964 NV shares and 1,983 PLC shares following the vesting of his 2014 MCIP award, and 3,915 NV shares and 3,952 PLC shares following the vesting of his 2014 GSIP award.

The voting rights of the Directors (Executive and Non-Executive) and members of the ULE who hold interests in the share capital of NV and PLC are the same as for other holders of the class of shares indicated. As at 21 February 2017 none of the Directors’ (Executive and Non-Executive) or other ULE members’ shareholdings amounted to more than 1% of the issued shares in that class of share, excluding the holdings of the Leverhulme Trust and the Leverhulme Trade Charities Trust, which amounted to 5.5%. All shareholdings in the table above are beneficial. In addition, 68,531,182 shares are held by the Leverhulme Trust and 2,035,582 shares are held by the Leverhulme Trade Charities Trust, of which Paul Polman is a director.

INFORMATION IN RELATION TO OUTSTANDING SHARE INCENTIVE AWARDS

As at 31 December 2016, Paul Polman held awards over a total of 362,163 shares which are subject to performance conditions, and Graeme Pitkethly held awards over a total of 66,760 shares which are subject to performance conditions. There are no awards of shares without performance conditions and no awards in the form of options.

Annual Report on Form 20-F 2016	Governance	71

DIRECTORS’ REMUNERATION REPORT CONTINUED

MANAGEMENT CO-INVESTMENT PLAN (AUDITED)

The following conditional shares vested during 2016 or were outstanding at 31 December 2016 under the MCIP:

		Balance of								Balance of
		conditional shares		Conditional shares						conditional shares
		at 1 January 2016		awarded in 2016(a)						at 31 December 2016
						Dividend
				Performance		shares		Additional
				period		accrued		shares
	Share	Original		1 January 2016 to	Price at	during	Vested in	earned in	Price at	Shares	No. of
	type	award		31 December 2018	award	the year(d)	2016(e)	2016	vesting	lapsed	shares
Paul Polman	NV	99,362	(b)	39,318	€36.69	3,327	24,779	0	€38.85	505	116,723
	PLC	25,509	(b)	0	£29.05	0	24,999	0	£30.25	510	0
Graeme Pitkethly	NV	5,401	(c)	4,912	€36.69	192	3,700	564	€38.85	0	7,369
	PLC	7,715	(c)	4,912	£29.05	301	3,733	569	£30.25	0	9,765

(a)	Each award of conditional matching shares vests three years after the date of the award, subject to performance conditions (further details can be found on pages 69-70). Awards are all subject to continued employment and maintenance of the underlying investment shares. Under MCIP, Executive Directors are able to choose whether they invest in PLC or NV shares or an equal number of shares in each. Executive Directors receive a corresponding number of performance-related matching shares.
Matching shares will be awarded in the same form as the investment shares (i.e. in PLC shares, NV shares or an equal number of shares in each). On 11 February 2016, Paul Polman and Graeme Pitkethly each invested in the MCIP 60% of their annual bonus earned during 2015 and paid in 2016, and received a corresponding award of matching shares (which will vest, subject to performance, on 11 February 2019).
(b)	This includes a grant of 22,999 of each of NV and PLC shares made on 18 February 2013 (98% of which vested on 18 February 2016), a grant of 41,775 NV shares made on 14 February 2014 (70% of which vested on 14 February 2017), a grant of 29,128 NV shares made on 13 February 2015 (vesting 13 February 2018) and 5,460 NV shares and 2,510 PLC shares from reinvested dividends accrued in prior years in respect of awards.
(c)	This includes grants that were made to Graeme Pitkethly before his appointment as Executive Director on 21 April 2016, being a grant of 2,852 of each of NV and PLC shares made on 18 February 2013 (118% of which vested on 18 February 2016), a grant of 2,139 of each of NV and PLC shares made on 14 February 2014 (84% of which vested on 14 February 2017), a grant of 2,215 PLC shares made on 13 February 2015 (vesting 13 February 2018) and 410 NV shares and 509 PLC shares from reinvested dividends accrued in prior years in respect of awards.
(d)	Reflects reinvested dividend equivalents accrued during 2016 and subject to the same performance conditions as the underlying matching shares.
(e)	The 18 February 2013 grant vested on 18 February 2016 at 98% for Paul Polman and 118% for Graeme Pitkethly. In accordance with Unilever’s existing Remuneration Policy (www.unilever.com/ara2016/downloads), Executive Directors are able to choose whether they receive any shares due to vest under MCIP in PLC or NV shares or an equal number of shares in each. Paul Polman elected for share choice and chose to receive his shares in the form of 100% NV shares. Therefore, upon vesting, his 18 February 2013 PLC award was cancelled and converted and delivered to him as 24,971 NV shares (resulting in a total vesting for the 18 February grant of 49,750 NV shares). Graeme Pitkethly elected to receive his shares in the form of an equal number of shares in each of PLC and NV.

GLOBAL SHARE INCENTIVE PLAN (AUDITED)

The following conditional shares vested during 2016 or were outstanding at 31 December 2016 under the GSIP:

		Balance of								Balance of
		conditional shares		Conditional shares						conditional shares
		at 1 January 2016		awarded in 2016(a)						at 31 December 2016
						Dividend
				Performance		shares		Additional
				period		accrued		shares
	Share	Original		1 January 2016 to	Price at	during	Vested in	earned in	Price at	Shares	No. of
	type	award		31 December 2018	award	the year(d)	2016(e)	2016	vesting	lapsed	shares
Paul Polman	NV	127,306	(b)	35,115	€36.69	3,532	42,769	0	€38.85	873	122,311
	PLC	128,029	(b)	35,115	£29.05	4,014	43,150	0	£30.25	879	123,129
Graeme Pitkethly	NV	12,281	(c)	16,297	€36.69	647	5,278	805	€38.85	0	24,752
	PLC	12,353	(c)	16,297	£29.05	737	5,325	812	£30.25	0	24,874

(a)	Each award of conditional shares vests three years after the date of the award, subject to performance conditions (further details can be found on pages 69-70). The 2016 award was made on 11 February 2016 (vesting 11 February 2019).
(b)	This includes a grant of 39,698 of each of NV and PLC shares made on 18 February 2013 (98% of which vested on 18 February 2016), a grant of 43,700 of each of NV and PLC shares made on 14 February 2014 (70% of which vested on 14 February 2017), a grant of 36,497 of each of NV and PLC shares made on 13 February 2015 (vesting 13 February 2018) and 7,411 NV shares and 8,134 PLC shares from reinvested dividends accrued in prior years in respect of awards.
(c)	This includes grants that were made to Graeme Pitkethly before his appointment as Executive Director on 21 April 2016, being a grant of 4,068 of each of NV and PLC shares made on 18 February 2013 (118% of which vested on 18 February 2016), a grant of 4,263 of each of NV and PLC shares made on 14 February 2014 (84% of which vested on 14 February 2017), a grant of 3,216 of each of NV and PLC shares made on 13 February 2015 (vesting 13 February 2018) and 734 NV shares and 806 PLC shares from reinvested dividends accrued in prior years in respect of awards.
(d)	Reflects reinvested dividend equivalents accrued during 2016, subject to the same performance conditions as the underlying GSIP shares.
(e)	The 18 February 2013 grant vested on 18 February 2016 at 98% for Paul Polman and 118% for Graeme Pitkethly. In accordance with Unilever’s existing Remuneration Policy (www.unilever.com/ara2015/downloads), Executive Directors are able to choose whether they receive any shares due to vest under GSIP in PLC or NV shares or an equal number of shares in each. Paul Polman elected for share choice and chose to receive his shares in the form of 100% NV shares. Therefore, upon vesting, his 18 February 2013 PLC award was cancelled and converted and delivered to him as 43,102 NV shares (resulting in a total vesting for the 18 February grant of 85,871 NV shares). Graeme Pitkethly elected to receive his shares in the form of an equal number of shares in each of PLC and NV.

On 13 February 2017, under the GSIP Paul Polman received an award of 30,532 NV and 30,532 PLC performance-related shares, and Graeme Pitkethly received an award of 14,171 NV and 14,171 PLC performance-related shares.

72	Governance	Annual Report on Form 20-F 2016

EXECUTIVE DIRECTORS’ SERVICE CONTRACTS

Starting dates of our Executive Directors’ service contracts:

•	Paul Polman: 1 October 2008 (signed on 7 October 2008); and
•	Graeme Pitkethly: 1 October 2015 (signed on 16 December 2015).

Service contracts are available to shareholders to view at the AGMs or on request from the Group Secretary, and can be terminated with 12 months’ notice from Unilever or six months’ notice from the Executive Director. A payment in lieu of notice can be made of no more than one year’s base salary, fixed allowance and other benefits unless the Boards, at the proposal of the Committee, find this manifestly unreasonable given the circumstances or unless dictated by applicable law. Other payments that can be made to Executive Directors in the event of loss of office are disclosed in our existing Remuneration Policy which is available on our website (see www.unilever.com/ara2015/downloads), and in our new Remuneration Policy detailed above (in the event of its approval by shareholders).

PAYMENTS TO FORMER DIRECTORS (AUDITED)

There have been no payments to former Directors during the year.

PAYMENTS FOR LOSS OF OFFICE (AUDITED)

There were no payments for loss of office.

IMPLEMENTATION OF THE REMUNERATION POLICY IN 2017 FOR NON-EXECUTIVE DIRECTORS

The current Non-Executive Director fee levels will not be changed for 2017 and we will review fee levels for 2018 during the course of the year. The table below outlines the current fee structure (with fees paid 50% by each of Unilever N.V. and Unilever PLC):

Role	Reference sterling total fees	NV		PLC
Basic Non-Executive Director fee	£75,000	€48,065	and	£37,500
Current Chairman (all-inclusive figure) (a)	£600,000	€384,510	and	£300,000
Vice-Chairman	£30,000	€19,226	and	£15,000
Membership of the Nominating and Corporate Governance, Compensation or Corporate Responsibility Committee	£10,000	€6,409	and	£5,000
Membership of the Audit Committee	£15,000	€9,613	and	£7,500
Chair of the Nominating and Corporate Governance, Compensation or Corporate Responsibility Committee	£20,000	€12,817	and	£10,000
Chair of the Audit Committee	£30,000	€19,226	and	£15,000

(a)	During 2016 the Compensation Committee increased the Chairman’s fee from the previous figure of £550,000; the increase took effect upon the appointment of Marijn Dekkers as Chairman on 21 April 2016.

All reasonable travel and other expenses incurred by Non-Executive Directors in the course of performing their duties are considered to be business expenses. Non-Executive Directors also receive expenses relating to the attendance of the Director’s spouse or partner, when they are invited by Unilever.

Annual Report on Form 20-F 2016	Governance	73

DIRECTORS’ REMUNERATION REPORT CONTINUED

SINGLE FIGURE OF REMUNERATION IN 2016 FOR NON-EXECUTIVE DIRECTORS (AUDITED)

The table below shows a single figure of remuneration for each of our Non-Executive Directors, for the years 2015 and 2016.

			2016					2015
Non-Executive Director	Fees €’000	(a)	Benefits €’000	(b)	Total remuneration €’000	Fees €’000	(a)	Benefits €’000	(b)	Total remuneration €’000
Marijn Dekkers(c)	502		18		520	–		–		–
Michael Treschow(d)(h)	230		5		235	732		2		734
Nils Andersen	111		17		128	75		4		79
Laura Cha	119		-		119	122		–		122
Vittorio Colao	107		-		107	57		–		57
Louise Fresco(e)	119		-		119	126		–		126
Ann Fudge(f)	157		-		157	149		–		149
Byron Grote(g)	–		–		–	47		–		47
Judith Hartmann	113		9		122	80		–		80
Mary Ma	113		-		113	120		–		120
Strive Masiyiwa	71		-		71	–		–		–
Youngme Moon	71		-		71	–		–		–
Hixonia Nyasulu(h)	38		-		38	120		–		120
Sir Malcolm Rifkind(g)	–		–		–	38		–		38
John Rishton(i)	132		8		140	133		–		133
Kees Storm(g)	–		–		–	73		–		73
Feike Sijbesma(j)	132		–		132	126		1		127
Paul Walsh(g)	–		–		–	42		–		42
Total	2,015		57		2,072	2,040		7		2,047

(a)	This includes fees received from NV in euros and PLC in sterling for 2015 and 2016 respectively. Includes basic Non-Executive Director fee and Committee chairmanship and/or membership.
(b)	The only benefit received relates to travel by spouses or partners where they are invited by Unilever.
(c)	Chairman with effect from 21 April 2016.
(d)	Chairman until 21 April 2016.
(e)	Chair, Corporate Responsibility Committee.
(f)	Vice-Chairman and Chair of the Compensation Committee.
(g)	Retired from the Boards at the April 2015 AGMs.
(h)	Retired from the Boards at the April 2016 AGMs.
(i)	Chair, Audit Committee.
(j)	Chair, Nominating and Corporate Governance Committee.

We do not grant our Non-Executive Directors any personal loans or guarantees, nor are they entitled to any severance payments.

NON-EXECUTIVE DIRECTORS’ INTERESTS IN SHARES (AUDITED)

Non-Executive Directors are encouraged to build up a personal shareholding of at least 1 x their annual fees over the five years from 1 January 2012 (or appointment if later). The table shows the interests in NV and PLC ordinary shares of Non-Executive Directors and their connected persons as at 31 December 2016. There has been no change in these interests between 31 December 2016 and 21 February 2017 (other than Judith Hartmann, who bought 1,500 NV shares on 31 January 2017 at a share price of €37.60).

	Share type	Shares held at 1 January 2016	Shares held at 31 December 2016
Marijn Dekkers(a)	NV NY	–	20,000
	PLC ADRs	–	–
Michael Treschow	NV	15,158	15,158	(b)
	PLC	15,000	15,000	(b)
Nils Andersen	NV	5,800	6,014
	PLC	–	–
Laura Cha	NV	310	310
	PLC	208	208
Vittorio Colao	NV	2,600	3,600
	PLC	–	–
Louise Fresco	NV	1,800	1,800
	PLC	–	–
Ann Fudge	NV NY	–	196
	PLC ADRs	5,000	5,000
Judith Hartmann	NV	–	1,000
	PLC	–	–

	Share type	Shares held at 1 January 2016	Shares held at 31 December 2016
Mary Ma	NV	–	–
	PLC	400	400
Strive Masiyiwa(a)	NV	–	–
	PLC	–	–
Youngme Moon(a)	NV NY	–	2,000
	PLC ADRs	–	–
Hixonia Nyasulu	NV	600	600	(b)
	PLC	750	750	(b)
John Rishton	NV	3,340	3,340
	PLC	–	–
Feike Sijbesma	NV	6,000	10,000
	PLC	–	–

(a)	Appointed at April 2016 AGMs.
(b)	Shares held at 21 April 2016 (the date by which Michael Treschow and Hixonia Nyasulu retired from the Boards).

74	Governance	Annual Report on Form 20-F 2016

NON-EXECUTIVE DIRECTORS’ LETTERS OF APPOINTMENT

All Non-Executive Directors were re-appointed to the Boards at the 2016 AGMs, with the exception of Marijn Dekkers, Strive Masiyiwa and Youngme Moon (who were appointed for the first time), and Michael Treschow and Hixonia Nyasulu (who retired from the Boards).

Non-Executive Director	Date first appointed to the Board	Effective date of current appointment	(a)
Marijn Dekkers	21 April 2016	21 April 2016
Michael Treschow	16 May 2007	n/a
Nils Andersen	30 April 2015	21 April 2016
Laura Cha	15 May 2013	21 April 2016
Vittorio Colao	1 July 2015	21 April 2016
Louise Fresco	14 May 2009	21 April 2016
Ann Fudge	14 May 2009	21 April 2016
Judith Hartmann	30 April 2015	21 April 2016
Mary Ma	15 May 2013	21 April 2016
Strive Masiyiwa	21 April 2016	21 April 2016
Youngme Moon	21 April 2016	21 April 2016
Hixonia Nyasulu	16 May 2007	n/a
John Rishton	15 May 2013	21 April 2016
Feike Sijbesma	1 November 2014	21 April 2016

(a)	The unexpired term for all Non-Executive Directors’ letters of appointment is the period up to the 2017 AGMs, as they all, unless they are retiring, submit themselves for annual re-appointment.

OTHER DISCLOSURES RELATED TO DIRECTORS’ REMUNERATION

SERVING AS A NON-EXECUTIVE ON THE BOARD OF ANOTHER COMPANY

Executive Directors serving as non-executive directors on the boards of other companies are permitted to retain all remuneration and fees earned from outside directorships subject to a maximum of one outside listed directorship (see ‘Independence and Conflicts’ on page 30 for further details).

Paul Polman is a non-executive director of The Dow Chemical Company and received an annual fee of €127,749 (US$115,000) based on the average exchange rate over the year 2016 of €1 = US$1.1109. In addition, he received a restricted award of 2,680 ordinary shares with a nominal value of US$2.50 per share in the capital of The Dow Chemical Company. The shares include the rights to vote and to receive dividends thereon. The shares cannot be sold or transferred until Paul Polman leaves the board of directors of The Dow Chemical Company, and in any case not earlier than 13 May 2018.

EIGHT-YEAR HISTORICAL TOTAL SHAREHOLDER RETURN (TSR) PERFORMANCE

The graph below includes:

•	growth in the value of a hypothetical £100 holding over eight years’ FTSE 100 comparison based on 30-trading-day average values; and
•	growth in the value of a hypothetical €100 investment over eight years’ AEX comparison based on 30-trading-day average values.

The Committee has decided to show Unilever’s performance against the FTSE 100 Index, London and also the Euronext 100 index (AEX), Amsterdam as these are the most relevant indices in the UK and the Netherlands where we have our principal listings. Unilever is a constituent of both these indices.

Annual Report on Form 20-F 2016	Governance	75

DIRECTORS’ REMUNERATION REPORT CONTINUED

CEO SINGLE FIGURE EIGHT-YEAR HISTORY

The table below shows the eight-year history of the CEO single figure of total remuneration:

	2009	2010	2011	2012	2013	2014	2015	2016
CEO
Single figure of total remuneration (€‘000)	3,859	6,292	6,010	7,852	7,740	9,561	10,296	8,370
Annual bonus award rates against maximum opportunity	82%	80%	68%	100%	78%	66%	92%	92%
GSIP performance shares vesting rates against maximum opportunity	n/a	47%	44%	55%	64%	61%	49%	35%
MCIP matching shares vesting rates against maximum opportunity	n/a	n/a	n/a	n/a	n/a	81%	65%	47%
Share Matching Plan vesting rates against maximum opportunity(a)	100%	100%	n/a	n/a	n/a	n/a	n/a	n/a

(a)	Shown in year of award.

PERCENTAGE CHANGE IN REMUNERATION OF DIRECTOR UNDERTAKING THE ROLE OF CHIEF EXECUTIVE OFFICER

The table below shows the percentage change from 2015 to 2016 for base salary, bonus and benefits (excluding pension) for both the CEO and all UK and Dutch management in Unilever. The subset of UK and Dutch management has been used as a fair representation of our dual listing status.

% change from 2015 to 2016	Salary	Bonus	Benefits (not including pension)
CEO(a)(b)	-11.0%	-11.0%	-5.1%
UK and Dutch management(c)	-4.3%	-11.7%	-23.6%

(a)	Calculated using the data from the Executive Directors’ single figure table on page 67.
(b)	It is noted that although the CEO’s salary and annual bonus have decreased by 11.0% in the above table, this is due to currency movements, rather than any change in remuneration amounts (as base salary was £1,010,000 in both 2015 and 2016, and actual annual bonus was £1,866,480 in both years).
(c)	Similarly, figures for UK and Dutch management have also been affected by the sterling:euro exchange rate, and a rebalancing of fixed pay amounts to roll up some local allowances into salary.

RELATIVE IMPORTANCE OF SPEND ON PAY

The chart below shows the relative spend on pay compared with dividends paid to Unilever shareholders and core earnings. Core earnings represent the net profit attributable to Unilever shareholders, adjusted for non-core items. Over time, both core earnings and core earnings growth provide a good reference point to compare spend on pay.

*	In calculating core earnings, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-core items. Refer to note 7, and the table entitled ‘Calculation of core earnings’ on page 103 for reconciliation of core earnings to net profit attributable to shareholders’ equity.

76	Governance	Annual Report on Form 20-F 2016

THE COMPENSATION COMMITTEE

The Committee’s membership has been further refreshed in 2016. Ann Fudge (Chair) and Vittorio Colao both served throughout this period. Former Chairman Michael Treschow was a member of the Committee until 21 April 2016, when he retired from the Boards; he was effectively replaced by his successor in that role, Marijn Dekkers, who became a member of the Committee on 21 April 2016 immediately upon his appointment as Chairman. Similarly, Nils Andersen stepped down from the Committee on 21 April 2016, with his place being taken by Strive Masiyiwa, who joined the Committee immediately upon his appointment as a Non-Executive Director becoming effective on 21 April 2016.

The Committee reviewed its terms of reference during the year. The Committee’s revised terms of reference are contained within ‘The Governance of Unilever’, and are also set out on our website (www.unilever.com/corporategovernance).

As part of the internal Board evaluation carried out in 2016, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2016. Overall the Committee members concluded that the Committee is performing effectively, and has enhanced its effectiveness and that of the Boards by keeping the Boards informed of the progress of its review of the executive remuneration framework (and related shareholder consultation) in a timely manner, so as to enhance Board decision-making concerning these proposals. The Committee intends to further enhance its effectiveness in 2017 by reducing pre-read materials where possible, and building in longer NED-only Committee sessions for members to share views and priorities.

ADVISERS

While it is the Committee’s responsibility to exercise independent judgement, the Committee does request advice from management and professional advisers, as appropriate, to ensure that its decisions are fully informed given the internal and external environment.

The Committee appointed Tom Gosling of PricewaterhouseCoopers (PwC) to provide independent advice on various matters it considered. The wider PwC firm has also provided tax and consultancy services to Unilever including tax compliance, transfer pricing, other tax-related services, contract compliance reviews, internal audit advice and secondees, third party risk and compliance advice, cyber security advice, sustainability assurance and consulting, and financial due diligence on disposals. PwC is a member of the Remuneration Consultants Group and, as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK, which is available at www.remunerationconsultantsgroup.com.

The Committee is satisfied that the PwC engagement partner and team, which provide remuneration advice to the Committee, do not have connections with Unilever N.V. or Unilever PLC that might impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. The fees paid to PwC in relation to advice provided to the Committee in the year to 31 December 2016 were £107,900. This figure is calculated based on time spent and expenses incurred for the majority of advice provided, but on occasion for specific projects a fixed fee may be agreed.

During the year, the Committee also sought input from the CEO (Paul Polman), the Chief Human Resources Officer (Leena Nair, who succeeded Doug Baillie upon his retirement from this role in March 2016) and the EVP Global Head of Reward (Peter Newhouse) on various subjects including the remuneration of senior management. No individual Executive Director was present when their own remuneration was being discussed to ensure a conflict of interest did not arise. The Committee also received legal and governance advice from the Group Secretary (Tonia Lovell) and General Counsel - Executive Remuneration & Employment (Margot Fransen).

CLARIFICATION STATEMENT (APPLICABLE TO 2014 REMUNERATION POLICY)

After publication of our Directors’ Remuneration Report 2013 the Committee issued a clarification statement at the request of The Investment Association (previously: IMA and ABI). The statement is available on our website. The statement confirms that, under our existing Remuneration Policy, we will not make share awards higher than the maximum awards stated in our existing Remuneration Policy for current and newly hired Executive Directors without prior shareholder approval. It further clarifies that awards to newly hired Executive Directors to buy out remuneration items on leaving the previous employer as provided in the new hires policy will be made under the GSIP. Consequently, under such exceptional circumstances, the aggregated GSIP share awards for a newly hired Executive Director may be higher than the maximum annual award set out in the existing Remuneration Policy. As stated in the existing Remuneration Policy in relation to new hires, we will inform shareholders of any such buyout awards when announcing the appointment. Further details of our existing Remuneration Policy are available at www.unilever.com/ara2016/downloads, and for details of our proposed new Remuneration Policy please see above.

SHAREHOLDER VOTING

Unilever remains committed to ongoing shareholder dialogue and takes an active interest in voting outcomes. In the event of a substantial vote against a resolution in relation to Directors’ remuneration, Unilever would seek to understand the reasons for any such vote and would set out in the following Annual Report and Accounts any actions in response to it. The following table sets out actual voting in respect of our previous report:

Voting outcome (% of votes)		For	Against

2015 Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy) (2016 AGM)(a)	PLC	94.49%	5.51%

2014 Directors’ Remuneration Policy (2014 AGM)(b)	PLC	97.51%	2.49%

2014 Directors’ Remuneration Policy (2014 AGM)(c)	NV	98.37%	1.63%

(a)	1,772,026 votes were withheld (approximately 0.14% of share capital).

(b)	7,606,237 votes were withheld (approximately 0.85% of share capital).

(c)	4,188,993 votes were withheld (approximately 0.27% of share capital).

The Directors’ Remuneration Report is not subject to a shareholder vote in the Netherlands. It has been approved by the Boards, and signed on their behalf by Tonia Lovell, Group Secretary.

Annual Report on Form 20-F 2016	Governance	77

FINANCIAL STATEMENTS

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

ANNUAL ACCOUNTS

The Directors are required by Part 9 of Book 2 of the Civil Code in the Netherlands and by the UK Companies Act 2006 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Unilever Group, and the NV and PLC entities, as at the end of the financial year and of the profit or loss and cash flows for that year.

The Directors consider that, in preparing the accounts, the Group and the NV and PLC entities have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated financial statements), Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101) and Dutch law (in the case of the NV parent company accounts) which they consider to be applicable have been followed.

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

This statement, which should be read in conjunction with the Independent Auditors’ reports, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

A copy of the financial statements of the Unilever Group is placed on our website at www.unilever.com/investorrelations. The maintenance and integrity of the website are the responsibility of the Directors, and the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially placed on the website. Legislation in the UK and the Netherlands governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

UK law sets out additional responsibilities for the Directors of PLC regarding disclosure of information to auditors. Disclosure in respect of these responsibilities is made on page 35.

DIRECTORS’ RESPONSIBILITY STATEMENT

Each of the Directors confirms that, to the best of his or her knowledge:

•	The Unilever Annual Report and Accounts 2016, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy;
•	The financial statements which have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated financial statements) and Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101) and UK accounting standards and Part 9 of Book 2 of the Dutch Civil Code (in the case of the NV parent company accounts), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole; and
•	The Strategic Report includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

The Directors and their roles are listed on pages 3 and 29.

GOING CONCERN

The activities of the Group, together with the factors likely to affect its future development, performance, the financial position of the Group, its cash flows, liquidity position and borrowing facilities are described on pages 1 to 28. In addition, we describe in notes 15 to 18 on pages 110 to 124 the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities and its exposures to credit and liquidity risk. Although not assessed over the same period as going concern, the viability of the Group has been assessed on page 37.

The Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world. As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain outlook.

After making enquiries, the Directors consider it appropriate to adopt the going concern basis of accounting in preparing this Annual Report and Accounts.

INTERNAL AND DISCLOSURE CONTROLS AND PROCEDURES

Please refer to page 37 for a discussion of Unilever’s principal risk factors and to pages 38 to 41 for commentary on the Group’s approach to risk management and control.

78	Financial Statements	Annual Report on Form 20-F 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

THE BOARD OF DIRECTORS AND SHAREHOLDERS

We have audited the accompanying consolidated balance sheets of the Unilever Group (Unilever N.V. and Unilever PLC, together with their subsidiaries) as at 31 December 2016 and 2015 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended 31 December 2016 on pages 84 to 143 of the Unilever Group’s Annual Report and Accounts 2016 (excluding note 25 on page 130) and the Guarantor financial information included in the Guarantor Statements on pages 170 to 174 of this Form 20-F (hereafter referred to as ‘Consolidated Financial Statements’). We also have audited the Unilever Group’s internal control over financial reporting as at 31 December 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Unilever Group’s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting included on page 167 of this Form 20-F. Our responsibility is to express an opinion on these Consolidated Financial Statements and an opinion on the Unilever Group’s internal control over financial reporting based on our audits.

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Unilever Group as at 31 December 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2016, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Unilever Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP	KPMG Accountants N.V.
London, United Kingdom /s/ KPMG LLP	Amsterdam, the Netherlands /s/ KPMG Accountants N.V.

24 February 2017

Annual Report on Form 20-F 2016	Financial Statements	79

THIS PAGE IS INTENTIONALLY LEFT BLANK

80	Financial Statements	Annual Report on Form 20-F 2016

THIS PAGE IS INTENTIONALLY LEFT BLANK

Annual Report on Form 20-F 2016	Financial Statements	81

THIS PAGE IS INTENTIONALLY LEFT BLANK

82	Financial Statements	Annual Report on Form 20-F 2016

THIS PAGE IS INTENTIONALLY LEFT BLANK

Annual Report on Form 20-F 2016	Financial Statements	83

CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December

	Notes	€ million 2016	€ million 2015	€ million 2014
Turnover	2	52,713	53,272	48,436

Operating profit	2	7,801	7,515	7,980

After (charging)/crediting non-core items	3	(245)	(350)	960

Net finance costs	5	(563)	(493)	(477)
Finance income		115	144	117
Finance costs		(584)	(516)	(500)
Pensions and similar obligations		(94)	(121)	(94)

Share of net profit/(loss) of joint ventures and associates	11	127	107	98
Other income/(loss) from non-current investments and associates		104	91	45

Profit before taxation		7,469	7,220	7,646
Taxation	6A	(1,922)	(1,961)	(2,131)
Net profit		5,547	5,259	5,515

Attributable to:
Non-controlling interests		363	350	344
Shareholders’ equity		5,184	4,909	5,171

Combined earnings per share	7
Basic earnings per share (€)		1.83	1.73	1.82
Diluted earnings per share (€)		1.82	1.72	1.79

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December

	Notes	€ million 2016	€ million 2015	€ million 2014
Net profit		5,547	5,259	5,515

Other comprehensive income	6C
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit pension plans net of tax	15B	(980)	884	(1,250)

Items that may be reclassified subsequently to profit or loss:
Currency retranslation gains/(losses) net of tax(a)	15B	217	(481)	(25)
Fair value gains/(losses) on financial instruments net of tax	15B	(15)	100	(85)

Total comprehensive income		4,769	5,762	4,155

Attributable to:
Non-controlling interests		374	357	404
Shareholders’ equity		4,395	5,405	3,751

(a)	Includes fair value gains/(losses) on net investment hedges and exchange differences in net investments in foreign operations of €(365) million (2015: €617 million; 2014: €412 million).

References in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 90 to 143, which form an integral part of the consolidated financial statements.

84	Financial Statements	Annual Report on Form 20-F 2016

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Consolidated statement of changes in equity	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non- controlling interests	Total equity
31 December 2013	484	138	(6,746)	20,468	14,344	471	14,815
Profit or loss for the period	-	-	-	5,171	5,171	344	5,515
Other comprehensive income net of tax:
Fair value gains/(losses) on financial instruments	-	-	(85)	-	(85)	-	(85)
Remeasurement of defined benefit pension plans net of tax	-	-	-	(1,253)	(1,253)	3	(1,250)
Currency retranslation gains/(losses)	-	-	(290)	208	(82)	57	(25)
Total comprehensive income	-	-	(375)	4,126	3,751	404	4,155
Dividends on ordinary capital	-	-	-	(3,196)	(3,196)	-	(3,196)
Movements in treasury stock(a)	-	-	(235)	(217)	(452)	-	(452)
Share-based payment credit(b)	-	-	-	188	188	-	188
Dividends paid to non-controlling interests	-	-	-	-	-	(342)	(342)
Currency retranslation gains/(losses) net of tax	-	7	-	-	7	(2)	5
Other movements in equity(c)	-	-	(182)	(809)	(991)	81	(910)
31 December 2014	484	145	(7,538)	20,560	13,651	612	14,263
Profit or loss for the period	-	-	-	4,909	4,909	350	5,259
Other comprehensive income net of tax:
Fair value gains/(losses) on financial instruments	-	-	100	-	100	-	100
Remeasurement of defined benefit pension plans net of tax	-	-	-	882	882	2	884
Currency retranslation gains/(losses)	-	-	(377)	(109)	(486)	5	(481)
Total comprehensive income	-	-	(277)	5,682	5,405	357	5,762
Dividends on ordinary capital	-	-	-	(3,404)	(3,404)	-	(3,404)
Movements in treasury stock(a)	-	-	6	(282)	(276)	-	(276)
Share-based payment credit(b)	-	-	-	150	150	-	150
Dividends paid to non-controlling interests	-	-	-	-	-	(326)	(326)
Currency retranslation gains/(losses) net of tax	-	7	-	-	7	-	7
Other movements in equity	-	-	(7)	(87)	(94)	-	(94)
31 December 2015	484	152	(7,816)	22,619	15,439	643	16,082
Profit or loss for the period	-	-	-	5,184	5,184	363	5,547
Other comprehensive income net of tax:
Fair value gains/(losses) on financial instruments	-	-	(15)	-	(15)	-	(15)
Remeasurement of defined benefit pension plans net of tax	-	-	-	(980)	(980)	-	(980)
Currency retranslation gains/(losses)	-	-	189	17	206	11	217
Total comprehensive income	-	-	174	4,221	4,395	374	4,769
Dividends on ordinary capital	-	-	-	(3,600)	(3,600)	-	(3,600)
Movements in treasury stock(a)	-	-	(45)	(213)	(258)	-	(258)
Share-based payment credit(b)	-	-	-	198	198	-	198
Dividends paid to non-controlling interests	-	-	-	-	-	(364)	(364)
Currency retranslation gains/(losses) net of tax	-	(18)	-	-	(18)	-	(18)
Other movements in equity	-	-	244	(46)	198	(27)	171
31 December 2016	484	134	(7,443)	23,179	16,354	626	16,980

(a)	Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.
(b)	The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(c)	2014 includes the impact of the purchase of Estate shares (see note 24).

Annual Report on Form 20-F 2016	Financial Statements	85

CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

CONSOLIDATED BALANCE SHEET

as at 31 December

	Notes	€ million 2016	€ million 2015
Assets
Non-current assets
Goodwill	9	17,624	16,213
Intangible assets	9	9,809	8,846
Property, plant and equipment	10	11,673	11,058
Pension asset for funded schemes in surplus	4B	694	934
Deferred tax assets	6B	1,354	1,185
Financial assets	17A	673	605
Other non-current assets	11	718	771
		42,545	39,612
Current assets
Inventories	12	4,278	4,335
Trade and other current receivables	13	5,102	4,804
Current tax assets		317	230
Cash and cash equivalents	17A	3,382	2,302
Other financial assets	17A	599	836
Non-current assets held for sale	22	206	179
		13,884	12,686
Total assets		56,429	52,298
Liabilities
Current liabilities
Financial liabilities	15C	5,450	4,789
Trade payables and other current liabilities	14	13,871	13,788
Current tax liabilities		844	1,127
Provisions	19	390	309
Liabilities associated with assets held for sale	22	1	6
		20,556	20,019
Non-current liabilities
Financial liabilities	15C	11,145	9,854
Non-current tax liabilities		120	121
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	4B	2,163	1,569
Unfunded schemes	4B	1,704	1,685
Provisions	19	1,033	831
Deferred tax liabilities	6B	2,061	1,744
Other non-current liabilities	14	667	393
		18,893	16,197
Total liabilities		39,449	36,216

Equity
Shareholders’ equity
Called up share capital	15A	484	484
Share premium account		134	152
Other reserves	15B	(7,443)	(7,816)
Retained profit		23,179	22,619
		16,354	15,439
Non-controlling interests		626	643
Total equity		16,980	16,082
Total liabilities and equity		56,429	52,298

These financial statements have been approved by the Directors.

The Board of Directors

24 February 2017

86	Financial Statements	Annual Report on Form 20-F 2016

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December

		€ million	€ million	€ million
	Notes	2016	2015	2014
Net profit		5,547	5,259	5,515
Taxation		1,922	1,961	2,131
Share of net profit of joint ventures/associates and other income/(loss) from non-current investments and associates		(231)	(198)	(143)
Net finance costs	5	563	493	477
Operating profit		7,801	7,515	7,980
Depreciation, amortisation and impairment		1,464	1,370	1,432
Changes in working capital:		51	720	8
Inventories		190	(129)	(47)
Trade and other receivables		142	2	82
Trade payables and other liabilities		(281)	847	(27)
Pensions and similar obligations less payments		(327)	(385)	(364)
Provisions less payments		65	(94)	32
Elimination of (profits)/losses on disposals		127	26	(1,460)
Non-cash charge for share-based compensation		198	150	188
Other adjustments		(81)	49	38
Cash flow from operating activities		9,298	9,351	7,854
Income tax paid		(2,251)	(2,021)	(2,311)
Net cash flow from operating activities		7,047	7,330	5,543

Interest received		105	119	123
Purchase of intangible assets		(232)	(334)	(359)
Purchase of property, plant and equipment		(1,804)	(1,867)	(1,893)
Disposal of property, plant and equipment		158	127	207
Acquisition of group companies, joint ventures and associates		(1,731)	(1,897)	(313)
Disposal of group companies, joint ventures and associates		30	199	1,741
Acquisition of other non-current investments		(208)	(78)	(82)
Disposal of other non-current investments		173	127	69
Dividends from joint ventures, associates and other non-current investments		186	176	162
(Purchase)/sale of financial assets		135	(111)	4
Net cash flow (used in)/from investing activities		(3,188)	(3,539)	(341)

Dividends paid on ordinary share capital		(3,609)	(3,331)	(3,189)
Interest and preference dividends paid		(472)	(579)	(521)
Purchase of Estate shares	24	-	-	(880)
Net change in short-term borrowings		258	245	338
Additional financial liabilities		6,761	7,566	5,174
Repayment of financial liabilities		(5,213)	(6,270)	(5,305)
Capital element of finance lease rental payments		(35)	(14)	(16)
Other movements on treasury stock		(257)	(276)	(467)
Other financing activities		(506)	(373)	(324)
Net cash flow (used in)/from financing activities		(3,073)	(3,032)	(5,190)

Net increase/(decrease) in cash and cash equivalents		786	759	12
Cash and cash equivalents at the beginning of the year		2,128	1,910	2,044
Effect of foreign exchange rate changes		284	(541)	(146)

Cash and cash equivalents at the end of the year	17A	3,198	2,128	1,910

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.

Annual Report on Form 20-F 2016	Financial Statements	87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP

1. ACCOUNTING INFORMATION AND POLICIES

The accounting policies adopted are the same as those which were applied for the previous financial year, except as set out below under the heading ‘Recent accounting developments’.

UNILEVER

The two parent companies, NV and PLC, together with their group companies, operate as a single economic entity (the Unilever Group, also referred to as Unilever or the Group). NV and PLC have the same Directors and are linked by a series of agreements, including an Equalisation Agreement, which are designed so that the positions of the shareholders of both companies are as closely as possible the same as if they held shares in a single company.

The Equalisation Agreement provides that both companies adopt the same accounting principles. It also requires that dividends and other rights and benefits attaching to each ordinary share of NV, be equal in value to those rights and benefits attaching to each ordinary share of PLC, as if each such unit of capital formed part of the ordinary share capital of one and the same company.

BASIS OF CONSOLIDATION

Due to the operational and contractual arrangements referred to above, NV and PLC form a single reporting entity for the purposes of presenting consolidated financial statements. Accordingly, the financial statements of Unilever are presented by both NV and PLC as their respective consolidated financial statements. Group companies included in the consolidation are those companies controlled by NV or PLC. Control exists when the Group has the power to direct the activities of an entity so as to affect the return on investment.

The net assets and results of acquired businesses are included in the consolidated financial statements from their respective dates of acquisition, being the date on which the Group obtains control. The results of disposed businesses are included in the consolidated financial statements up to their date of disposal, being the date control ceases.

Intra-group transactions and balances are eliminated.

COMPANIES LEGISLATION AND ACCOUNTING STANDARDS

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), IFRIC Interpretations and in accordance with Part 9 of Book 2 of the Civil Code of the Netherlands and the UK Companies Act 2006 applicable to companies reporting under IFRS. They are also in compliance with IFRSs as issued by the International Accounting Standards Board (IASB).

These financial statements are prepared under the historical cost convention unless otherwise indicated.

These financial statements have been prepared on a going concern basis. Refer to the going concern statement on page 78.

ACCOUNTING POLICIES

Accounting policies are included in the relevant notes to the consolidated financial statements. These are presented as text highlighted in grey on pages 90 to 143. The accounting policies below are applied throughout the financial statements.

FOREIGN CURRENCIES

The consolidated financial statements are presented in euros. The functional currencies of NV and PLC are euros and UK Pound Sterling respectively. Items included in the financial statements of individual group companies are recorded in their respective functional currency which is the currency of the primary economic environment in which each entity operates.

Foreign currency transactions in individual group companies are translated into functional currency using exchange rates at the date of the transaction. Foreign exchange gains and losses from settlement of these transactions, and from translation of monetary assets and liabilities at year-end exchange rates, are recognised in the income statement except when deferred in equity as qualifying hedges.

In preparing the consolidated financial statements, the balances in individual group companies are translated from their functional currency into euros. The income statement, the cash flow statement and all other movements in assets and liabilities are translated at average rates of exchange as a proxy for the transaction rate, or at the transaction rate itself if more appropriate. Assets and liabilities are translated at year-end exchange rates.

The ordinary share capital of NV and PLC is translated in accordance with the Equalisation Agreement. The difference between the value for PLC and the value by applying the year-end rate of exchange is taken to other reserves (see note 15B on pages 112 to 113).

The effect of exchange rate changes during the year on net assets of foreign operations is recorded in equity. For this purpose net assets include loans between group companies and any related foreign exchange contracts where settlement is neither planned nor likely to occur in the foreseeable future.

The Group applies hedge accounting to certain exchange differences arising between the functional currencies of a foreign operation and NV or PLC as appropriate, regardless of whether the net investment is held directly or through an intermediate parent. Differences arising on retranslation of a financial liability designated as a foreign currency net investment hedge are recorded in equity to the extent that the hedge is effective. These differences are reported within profit or loss to the extent that the hedge is ineffective.

Cumulative exchange differences arising since the date of transition to IFRS of 1 January 2004 are reported as a separate component of other reserves. In the event of disposal or part disposal of an interest in a group company either through sale or as a result of a repayment of capital, the cumulative exchange difference is recognised in the income statement as part of the profit or loss on disposal of group companies.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements requires management to make judgements, estimates and assumptions in the application of accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected.

Information about critical judgements in applying accounting policies, as well as estimates and assumptions that have the most significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are included in the following notes:

•	separate presentation of items in the income statement – note 3;
•	measurement of defined benefit obligations – note 4B;
•	utilisation of tax losses and recognition of other deferred tax assets – note 6B;
•	key assumptions used in discounted cash flow projections for impairment testing of goodwill and intangible assets – note 9;
•	likelihood of occurrence of provisions and contingencies, including tax investigations and audits – notes 6A, 19 and 20; and
•	measurement of consideration and assets and liabilities acquired as part of business combinations – note 21.

88	Financial Statements	Annual Report on Form 20-F 2016

1. ACCOUNTING INFORMATION AND POLICIES CONTINUED

RECENT ACCOUNTING DEVELOPMENTS

ADOPTED BY THE GROUP

The Group applied for the first time amendments to two standards from 1 January 2016. These did not have a material impact on the Group.

APPLICABLE STANDARD	KEY REQUIREMENTS	IMPACT ON GROUP

Amendments to IAS 1 ‘Presentation of Financial Statements’	This change provides additional principles to assist preparers with the presentation and disclosure of financial statements.	There is no impact as current reporting is consistent with these principles.
Amendments to IAS 41 ‘Agriculture: Bearer Plants’	This changes the reporting for bearer plants to be consistent with IAS 16 ‘Property, Plant and Equipment’. This is because these assets are similar to manufacturing assets.	There is no material impact as Unilever does not have material bearer plants.

All other standards or amendments to standards that have been issued by the IASB and were effective by 1 January 2016 were not applicable to Unilever.

NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS THAT ARE NOT YET EFFECTIVE AND HAVE NOT BEEN EARLY ADOPTED BY THE GROUP

The following three new standards have been released, but are not yet adopted by the Group. The expected impact and progress is shown below.

APPLICABLE STANDARD	KEY REQUIREMENTS OR CHANGES IN ACCOUNTING POLICY	IMPLEMENTATION PROGRESS AND EXPECTED IMPACT

IFRS 9 ‘Financial Instruments’ Effective from the year ended 31 December 2018 The standard has been endorsed by the EU

This standard introduces new requirements in three areas:

Classification and measurement:

Financial assets will now be classified based on 1) the objective of the Group in holding the asset and 2) the contractual cash flows.

Impairment:

A new expected credit loss model will be used for calculating impairment on financial assets. A loss event does not have to occur before credit losses are recognised.

Hedge accounting:

New general hedge accounting requirements will allow hedge accounting based on the Group’s risk management policies rather than only prescribed scenarios.

During 2016, the Group continued assessing the impact of the new requirements in IFRS 9, the work on classification and measurement is most advanced.

Classification and measurement:

We expect a slight increase in assets classified as fair value through profit or loss driven by the removal of available-for-sale classification, which currently have fair value movements recognised within equity.

Impairment:

Based on preliminary work we estimate the impact will be immaterial.

Hedge accounting:

Based on preliminary work we estimate the impact will be immaterial.

IFRS 15 ‘Revenue from Contracts with Customers’ Effective from the year ended 31 December 2018 The standard has been endorsed by the EU

The standard clarifies the accounting for bundled services and identifying each ‘performance obligation’ in contractual arrangements. It also provides more guidance on the measurement of revenue contracts which have discounts, rebates, payments to suppliers and consignment stock.

During 2016, the Group completed a detailed review of the requirements of IFRS 15 against our current accounting policies. This focused on accounting for trade expenditure, consignment stock, bad debts and incentives.

As a result of our review we concluded that our current accounting policies are in line with the new standard. As our business model evolves, we will continue to review the Group’s contracts and transactions with customers to ensure compliance with IFRS 15 on adoption.

IFRS 16 ‘Leases’ Effective from the year ended 31 December 2019 The standard is not yet endorsed by the EU

This standard changes the recognition, measurement, presentation and disclosure of leases. In particular it requires lessees to record all leases on the balance sheet with exemptions available for low value and short-term leases.

Based on preliminary work we estimate that more leases will be recorded on the Group balance sheet. Significant work is required to determine the impact due to a high volume of lease contracts and exemptions available.

In addition to the above, the Group does not currently believe adoption of the following amendments will have a material impact on the consolidated results or financial position of the Group.

Annual Report on Form 20-F 2016	Financial Statements	89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

1. ACCOUNTING INFORMATION AND POLICIES CONTINUED

APPLICABLE STANDARD	KEY REQUIREMENTS OR CHANGES IN ACCOUNTING POLICY	IMPACT ON GROUP

Amendments to IAS 7 ‘Statement of Cash Flows’ Effective from the year ended 31 December 2017 The standard is not yet endorsed by the EU	This change adds a new requirement to explain changes in liabilities relating to financing activities.	This will require additional disclosure to be presented by the Group.

All other standards or amendments to standards that have been issued by the IASB and are effective from 1 January 2017 onwards are not applicable to Unilever.

2. SEGMENT INFORMATION

SEGMENTAL REPORTING
Personal Care	–	primarily sales of skin care and hair care products, deodorants and oral care products.

Foods	–	primarily sales of soups, bouillons, sauces, snacks, mayonnaise, salad dressings, margarines and spreads.

Home Care	–	primarily sales of home care products, such as powders, liquids and capsules, soap bars and a wide range of cleaning products.

Refreshment	–	primarily sales of ice cream and tea-based beverages.

REVENUE

Turnover comprises sales of goods after the deduction of discounts, sales taxes and estimated returns. It does not include sales between group companies. Discounts given by Unilever include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs.

Turnover is recognised when the risks and rewards of the underlying products have been substantially transferred to the customer. Depending on individual customer terms, this can be at the time of dispatch, delivery or upon formal customer acceptance.

CORE OPERATING PROFIT

Core operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Core operating margin is calculated as core operating profit divided by turnover.

90	Financial Statements	Annual Report on Form 20-F 2016

2. SEGMENT INFORMATION CONTINUED

		€ million	€ million	€ million	€ million	€ million
	Notes	Personal Care	Foods	Home Care	Refresh- ment	Total
2016
Turnover		20,172	12,524	10,009	10,008	52,713

Operating profit		3,704	2,180	949	968	7,801
Non-core items	3	140	60	18	27	245
Core operating profit		3,844	2,240	967	995	8,046

Share of net profit/(loss) of joint ventures and associates		(5)	4	1	127	127
Significant non-cash charges:
Depreciation and amortisation(a)		437	322	236	469	1,464
Impairment and other non-cash charges(b)		208	151	131	108	598
2015
Turnover		20,074	12,919	10,159	10,120	53,272

Operating profit		3,637	2,298	740	840	7,515
Non-core items	3	151	56	35	108	350
Core operating profit		3,788	2,354	775	948	7,865

Share of net profit/(loss) of joint ventures and associates		(4)	4	-	107	107
Significant non-cash charges:
Depreciation and amortisation(a)		377	308	235	450	1,370
Impairment and other non-cash charges(b)		267	113	134	153	667
2014
Turnover		17,739	12,361	9,164	9,172	48,436

Operating profit		3,259	3,607	576	538	7,980
Non-core items	3	66	(1,302)	3	273	(960)
Core operating profit		3,325	2,305	579	811	7,020

Share of net profit/(loss) of joint ventures and associates		(1)	3	-	96	98
Significant non-cash charges:
Depreciation and amortisation(a)		307	257	192	371	1,127
Impairment and other non-cash charges(b)		198	122	100	393	813

(a)	All amounts included within core operating profit.
(b)	These comprise share-based compensation, movements in provisions and foreign exchange losses resulting from remeasurement of the Argentinian business (in 2016 and 2015) and Venezuelan business (in 2015). Certain amounts are included within non-core items.

Transactions between the Unilever Group’s reportable segments are immaterial and are carried out on an arm’s length basis.

The Unilever Group is not reliant on revenues from transactions with any single customer and does not receive 10% or more of its revenues from transactions with any single customer.

Segment assets and liabilities are not provided because they are not reported to or reviewed by our chief operating decision-maker, which is Unilever Leadership Executive (ULE) as explained in the Corporate Governance Section.

The home countries of the Unilever Group are the Netherlands and the United Kingdom. Turnover and non-current assets for these two countries combined, for the United States (being the largest country outside the home countries) and for all other countries are:

	€ million	€ million	€ million	€ million
2016	Netherlands/ United Kingdom	United States	Others	Total
Turnover	3,819	8,263	40,631	52,713
Non-current assets(c)	4,770	11,696	23,358	39,824

2015
Turnover	4,157	7,956	41,159	53,272
Non-current assets(c)	4,878	9,674	22,336	36,888

2014
Turnover	3,851	6,684	37,901	48,436
Non-current assets(c)	3,921	7,668	21,714	33,303

(c)	Non-current assets excluding financial assets, deferred tax assets and pension assets for funded schemes in surplus.

No other country had turnover or non-current assets (as shown above) greater than 10% of the Group total.

Annual Report on Form 20-F 2016	Financial Statements	91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

2. SEGMENT INFORMATION CONTINUED

ADDITIONAL INFORMATION BY GEOGRAPHIES

Although the Group’s operations are managed by product area, we provide additional information based on geographies. The analysis of turnover by geographical area is stated on the basis of origin.

	€ million	€ million	€ million	€ million
	Asia/ AMET/RUB (d)	The Americas	Europe	Total
2016
Turnover	22,445	17,105	13,163	52,713

Operating profit	3,275	2,504	2,022	7,801
Non-core items	19	222	4	245
Core operating profit	3,294	2,726	2,026	8,046

Share of net profit/(loss) of joint ventures and associates	(2)	108	21	127
2015
Turnover	22,425	17,294	13,553	53,272

Operating profit	3,019	2,273	2,223	7,515
Non-core items	16	244	90	350
Core operating profit	3,035	2,517	2,313	7,865

Share of net profit/(loss) of joint ventures and associates	(1)	96	12	107
2014
Turnover	19,703	15,514	13,219	48,436

Operating profit	2,626	3,233	2,121	7,980
Non-core items	(15)	(959)	14	(960)
Core operating profit	2,611	2,274	2,135	7,020

Share of net profit/(loss) of joint ventures and associates	-	68	30	98

(d)	Refers to Asia, Africa, Middle East, Turkey, Russia, Ukraine and Belarus.

Transactions between the Unilever Group’s geographical regions are immaterial and are carried out on an arm’s length basis.

3. GROSS PROFIT AND OPERATING COSTS

RESEARCH AND MARKET SUPPORT COSTS

Expenditure on research and market support, such as advertising, is charged to the income statement as incurred.

NON-CORE ITEMS

Disclosed on the face of the income statement are costs and revenues relating to business disposals, acquisition and disposal-related costs, impairments and other one-off items, which we collectively term non-core items due to their nature and/or frequency of occurrence. These items are material in terms of nature and/or amount and are relevant to an understanding of our financial performance.

Business disposals generate both gains and losses which are not reflective of underlying performance. Acquisition and disposal-related costs are charges directly attributable to the acquisition or disposal of group companies.

	€ million	€ million	€ million
	2016	2015	2014
Turnover	52,713	53,272	48,436
Cost of sales	(30,229)	(30,808)	(28,387)
of which: Distribution costs	(3,246)	(3,358)	(3,079)

Gross profit	22,484	22,464	20,049
Selling and administrative expenses	(14,683)	(14,949)	(12,069)
of which: Brand and Marketing Investment	(7,731)	(8,003)	(7,166)
Research and Development	(978)	(1,005)	(955)

Operating profit	7,801	7,515	7,980

92	Financial Statements	Annual Report on Form 20-F 2016

3. GROSS PROFIT AND OPERATING COSTS CONTINUED

NON-CORE ITEMS

Non-core items are disclosed on the face of the income statement to provide additional information to users to help them better understand underlying business performance.

	€ million	€ million	€ million
	2016	2015	2014
Acquisition and disposal-related costs	(132)	(105)	(97)
Gain/(loss) on disposal of group companies(a)	(95)	(9)	1,392
Impairments and other one-off items(b)	(18)	(236)	(335)

Non-core items before tax	(245)	(350)	960
Tax impact of non-core items	60	49	(423)
Non-core items after tax	(185)	(301)	537

Attributable to:
Non-controlling interests	1	-	–
Shareholders’ equity	(186)	(301)	537

(a)	2014 includes a gain of €1,316 million from the sale of the Ragú & Bertolli brands and related assets. The total cash consideration for this transaction was approximately US$2.15 billion.
(b)	2016 includes €18 million in foreign exchange losses resulting from remeasurement of the Argentinian business (2015: €52 million). 2015 includes an €86 million charge for legal cases pertaining to a number of investigations by local competition regulators (2014: €30 million), a €14 million charge relating to other one-off legal cases (2014: nil), and €84 million in foreign exchange losses resulting from remeasurement of the Venezuelan business. 2014 includes an impairment charge of €305 million on assets related to the Slim.Fast business.

OTHER

Other significant cost items by nature within operating costs include:

		€ million	€ million	€ million
	Notes	2016	2015	2014
Staff costs	4A	(6,523)	(6,555)	(6,054)
Raw and packaging materials and goods purchased for resale		(21,122)	(21,543)	(19,816)
Amortisation of finite-life intangible assets and software	9	(310)	(273)	(180)
Depreciation of property, plant and equipment	10	(1,154)	(1,097)	(947)
Exchange gains/(losses):		(209)	(87)	12
On underlying transactions		(28)	(118)	15
On covering forward contracts		(181)	31	(3)
Lease rentals:		(531)	(534)	(535)
Minimum operating lease payments		(536)	(546)	(544)
Less: Sub-lease income relating to operating lease agreements		5	12	9

Annual Report on Form 20-F 2016	Financial Statements	93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

4. EMPLOYEES

4A. STAFF AND MANAGEMENT COSTS

	€ million	€ million	€ million
Staff costs	2016	2015	2014
Wages and salaries	(5,347)	(5,474)	(4,992)
Social security costs	(606)	(606)	(586)
Other pension costs	(372)	(325)	(288)
Share-based compensation costs	(198)	(150)	(188)
	(6,523)	(6,555)	(6,054)

	‘000	‘000	‘000
Average number of employees during the year	2016	2015	2014
Asia/AMET/RUB	95	97	99
The Americas	42	42	42
Europe	32	32	32
	169	171	173

	€ million	€ million	€ million
Key management compensation(a)	2016	2015	2014
Salaries and short-term employee benefits	(31)	(34)	(28)
Non-Executive Directors’ fees	(2)	(2)	(2)
Post-employment benefits	(1)	(1)	(1)
Share-based benefits(b)	(17)	(30)	(19)
	(51)	(67)	(50)
Of which:
Executive Directors	(13)	(18)	(15)
Non-Executive Directors	(2)	(2)	(2)
Other(c)	(36)	(47)	(33)
	(51)	(67)	(50)

(a)	Includes full year compensation for Unilever Leadership Executive members joining part way through the year.
(b)	Share-based benefits are shown on a vesting basis.
(c)	Other includes all members of the Unilever Leadership Executive, other than Executive Directors.

Key management are defined as the members of Unilever Leadership Executive and the Non-Executive Directors.

Details of the remuneration of Directors are given in the parts noted as audited in the Directors’ Remuneration Report on pages 48 to 77.

4B. PENSIONS AND SIMILAR OBLIGATIONS

For defined benefit plans, operating and finance costs are recognised separately in the income statement. The amount charged to operating cost in the income statement is the cost of accruing pension benefits promised to employees over the year, plus the costs of individual events such as past service benefit changes, settlements and curtailments (such events are recognised immediately in the income statement). The amount charged or credited to finance costs is a net interest expense calculated by applying the liability discount rate to the net defined benefit liability or asset. Any differences between the expected interest on assets and the return actually achieved, and any changes in the liabilities over the year due to changes in assumptions or experience within the plans, are recognised immediately in the statement of comprehensive income.

The defined benefit plan surplus or deficit on the balance sheet comprises the total for each plan of the fair value of plan assets less the present value of the defined benefit liabilities (using a discount rate based on high-quality corporate bonds, or a suitable alternative where there is no active corporate bond market).

All defined benefit plans are subject to regular actuarial review using the projected unit method, either by external consultants or by actuaries employed by Unilever. The Group policy is that the most important plans, representing approximately 84% of the defined benefit liabilities, are formally valued every year. Other major plans, accounting for a further 13% of the liabilities, have their liabilities updated each year. Group policy for the remaining plans requires a full actuarial valuation at least every three years. Asset values for all plans are updated every year.

For defined contribution plans, the charges to the income statement are the company contributions payable, as the company’s obligation is limited to the contributions paid into the plans. The assets and liabilities of such plans are not included in the balance sheet of the Group.

94	Financial Statements	Annual Report on Form 20-F 2016

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

DESCRIPTION OF PLANS

The Group increasingly operates a number of defined contribution plans, the assets of which are held in external funds. In certain countries the Group operates defined benefit pension plans based on employee pensionable remuneration and length of service. The majority of defined benefit plans are either career average, final salary or hybrid plans and operate on a funded basis. Benefits are determined by the plan rules and are linked to inflation in some countries. The Group also provides other post-employment benefits, mainly post-employment healthcare plans in the United States. These plans are predominantly unfunded.

GOVERNANCE

The majority of the Group’s externally funded plans are established as trusts, foundations or similar entities. The operation of these entities is governed by local regulations and practice in each country, as is the nature of the relationship between the Group and the Trustees (or equivalent) and their composition. Where Trustees (or equivalent) are in place to operate plans, they are generally required to act on behalf of the plan’s stakeholders. They are tasked with periodic reviews of the solvency of the fund in accordance with local legislation and play a role in the long-term investment and funding strategy. The Group also has an internal body, the Pensions and Equity Committee, that is responsible for setting the company’s policies and decision-making on plan matters, including but not limited to design, funding, investments, risk management and governance.

INVESTMENT STRATEGY

The Group’s investment strategy in respect of its funded plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the Group of the benefits provided. To achieve this, investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. The plans continue to invest a good proportion of the assets in equities, which the Group believes offer the best returns over the long-term, commensurate with an acceptable level of risk. The plans expose the Group to a number of actuarial risks such as investment risk, interest rate risk, longevity risk and, in certain markets, inflation risk. There are no unusual entity or plan-specific risks to the Group. For risk control, the pension funds also have significant investments in liability matching assets (bonds) as well as in property and other alternative assets; additionally, the Group uses derivatives to further mitigate the impact of the risks outlined above. The majority of assets are managed by a number of external fund managers with a small proportion managed in-house. Unilever has a pooled investment vehicle (Univest) which it believes offers its pension plans around the world a simplified externally managed investment vehicle to implement their strategic asset allocation models, currently for bonds, equities and alternative assets. The aim is to provide high-quality, well diversified, cost-effective, risk-controlled vehicles. The pension plans’ investments are overseen by Unilever’s internal investment company, the Univest Company.

ASSUMPTIONS

With the objective of presenting the assets and liabilities of the pensions and other post-employment benefit plans at their fair value on the balance sheet, assumptions under IAS 19 are set by reference to market conditions at the valuation date. The actuarial assumptions used to calculate the benefit liabilities vary according to the country in which the plan is situated. The following table shows the assumptions, weighted by liabilities, used to value the principal defined benefit plans (which cover approximately 96% of total pension liabilities) and the plans providing other post-employment benefits.

	31 December 2016		31 December 2015
	Principal defined benefit pension plans	Other post-employment benefit plans	Principal defined benefit pension plans	Other post-employment benefit plans
Discount rate	2.6%	4.8%	3.4%	5.0%
Inflation	2.5%	n/a	2.4%	n/a
Rate of increase in salaries	2.9%	3.0%	2.7%	3.1%
Rate of increase for pensions in payment (where provided)	2.4%	n/a	2.3%	n/a
Rate of increase for pensions in deferment (where provided)	2.7%	n/a	2.5%	n/a
Long-term medical cost inflation	n/a	5.3%	n/a	5.2%

The valuations of other post-employment benefit plans generally assume a higher initial level of medical cost inflation, which falls from 6% to the long-term rate within the next five years. Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans.

Annual Report on Form 20-F 2016	Financial Statements	95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

For the most important pension plans, representing approximately 84% of all defined benefit plans liabilities, the assumptions used at 31 December 2016 and 2015 were:

	United Kingdom		Netherlands		United States		Germany
	2016	2015	2016	2015	2016	2015	2016	2015
Discount rate	2.7%	3.7%	1.8%	2.5%	4.3%	4.5%	1.8%	2.5%
Inflation	3.2%	3.0%	1.7%	1.7%	2.1%	2.3%	1.7%	1.7%
Rate of increase in salaries	3.1%	2.9%	2.2%	2.2%	3.0%	3.0%	3.0%	2.8%
Rate of increase for pensions in payment (where provided)	3.1%	2.8%	1.7%	1.7%	-	-	1.7%	1.7%
Rate of increase for pensions in deferment (where provided)	3.1%	2.9%	1.7%	1.7%	-	-	-	-
Number of years a current pensioner is expected to live beyond age 65:
Men	22.5	22.4	21.8	21.7	20.8	21.2	21.7	19.4
Women	24.6	24.6	24.0	23.8	22.8	23.2	24.0	23.0
Number of years a future pensioner currently aged 45 is expected to live beyond age 65:
Men	23.8	23.7	24.1	23.9	23.1	22.9	21.7	19.4
Women	26.5	26.4	26.3	25.9	26.2	24.9	24.0	23.0

Demographic assumptions, such as mortality rates, are set with having regard to the latest trends in life expectancy (including expectations of future improvements), plan experience and other relevant data. These assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. The years of life expectancy for 2016 above have been translated from the following tables:

•	UK: the year of use S1 series all pensioners (‘S1PA’) tables have been adopted, which are based on the experience of UK pension schemes over the period 2000-2006. Scaling factors are applied reflecting the experience of our pension funds appropriate to the member’s gender and status. Future improvements in longevity have been allowed for in line with the 2012 CMI core projections and a 1% pa long-term improvement rate.
•	The Netherlands: the Dutch Actuarial Society’s AG Prognosetafel 2016 table is used with correction factors to allow for the typically longer life expectancy for fund members relative to the general population. This table has an in-built allowance for future improvements in longevity.
•	United States: the table RP-2016 with MP-2016 generational mortality improvement. This table has an in-built allowance for future improvements in longevity.
•	Germany: fund specific tables are used which broadly equate to the Heubeck 2005 base table projected to 2045.

Assumptions for the remaining defined benefit plans vary considerably, depending on the economic conditions of the countries where they are situated.

INCOME STATEMENT

The charge to the income statement comprises:

		€ million	€ million	€ million
	Notes	2016	2015	2014
Charged to operating profit:
Defined benefit pension and other benefit plans:
Current service cost		(226)	(271)	(259)
Employee contributions		17	17	16
Special termination benefits		(6)	(9)	(27)
Past service cost including (losses)/gains on curtailments		32	129	87
Settlements		(2)	6	10
Defined contribution plans		(187)	(197)	(115)
Total operating cost	4A	(372)	(325)	(288)
Finance income/(cost)	5	(94)	(121)	(94)
Net impact on the income statement (before tax)		(466)	(446)	(382)

96	Financial Statements	Annual Report on Form 20-F 2016

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

STATEMENT OF COMPREHENSIVE INCOME

Amounts recognised in the statement of comprehensive income on the remeasurement of the net defined benefit liability.

	€ million	€ million	€ million
	2016	2015	2014
Return on plan assets excluding amounts included in net finance income/(cost)	1,877	(254)	1,316
Actuarial gains/(losses) arising from changes in demographic assumptions	(217)	(22)	(28)
Actuarial gains/(losses) arising from changes in financial assumptions	(2,963)	1,167	(3,076)
Experience gains/(losses) arising on pension plan and other benefit plan liabilities	82	233	78
Total of defined benefit costs recognised in other comprehensive income	(1,221)	1,124	(1,710)

BALANCE SHEET

The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans at the balance sheet date were:

	€ million 2016		€ million 2015
	Pension plans	Other post- employment benefit plans	Pension plans	Other post- employment benefit plans
Fair value of assets	21,162	21	20,723	19
Present value of liabilities	(23,751)	(605)	(22,466)	(596)
Net liabilities	(2,589)	(584)	(1,743)	(577)
Pension liability net of assets	(2,589)	(584)	(1,743)	(577)
Of which in respect of:
Funded plans in surplus:
Liabilities	(5,833)	-	(5,936)	-
Assets	6,524	3	6,867	3
Aggregate surplus	691	3	931	3
Pension asset net of liabilities	691	3	931	3
Funded plans in deficit:
Liabilities	(16,783)	(36)	(15,411)	(30)
Assets	14,638	18	13,856	16
Pension liability net of assets	(2,145)	(18)	(1,555)	(14)
Unfunded plans:
Pension liability	(1,135)	(569)	(1,119)	(566)
RECONCILIATION OF CHANGE IN ASSETS AND LIABILITIES

Movements in assets and liabilities during the year:

	€ million Assets 2016	€ million Assets 2015	€ million Liabilities 2016	€ million Liabilities 2015	€ million Total 2016	€ million Total 2015
1 January	20,742	20,484	(23,062)	(24,055)	(2,320)	(3,571)
Current service cost	-	-	(226)	(271)	(226)	(271)
Employee contributions	17	17	-	-	17	17
Special termination benefits	-	-	(6)	(9)	(6)	(9)
Past service costs including losses/(gains) on curtailments	-	-	32	129	32	129
Settlements	-	(16)	(2)	22	(2)	6
Actual return on plan assets (excluding amounts in net finance income/charge)	1,877	(254)	-	-	1,877	(254)
Interest cost	-	-	(758)	(773)	(758)	(773)
Interest income	664	652	-	-	664	652
Actuarial gain/(loss) arising from changes in demographic assumptions	-	-	(217)	(22)	(217)	(22)
Actuarial gain/(loss) arising from changes in financial assumptions	-	-	(2,963)	1,167	(2,963)	1,167
Actuarial gain/(loss) arising from experience adjustments	-	-	82	233	82	233
Employer contributions	512	513	-	-	512	513
Benefit payments	(1,326)	(1,345)	1,326	1,345	-	-
Reclassification of benefits(a)	(2)	-	2	(8)	-	(8)
Currency retranslation	(1,301)	691	1,436	(820)	135	(129)
31 December	21,183	20,742	(24,356)	(23,062)	(3,173)	(2,320)

(a)	Certain liabilities have been reclassified as employee benefit liabilities.

Annual Report on Form 20-F 2016	Financial Statements	97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

The actual return on plan assets during 2016 was €2,541 million, being the sum of €1,877 million and €664 million from the table above (2015: €398 million).

The duration of the principal defined benefit liabilities at 31 December 2016 is between 8 and 20 years (2015: 9 and 18 years). The liabilities are split between different categories of plan participants as follows:

•	active members 19.9% (2015: 18.7%);
•	deferred members 26.0% (2015: 23.4%); and
•	retired members 54.1% (2015: 57.9%).

ASSETS

The fair value of plan assets at the end of the reporting period for our major and principal plans for each category are as follows:

	€ million 31 December 2016		€ million 31 December 2015
	Pension plans	Other post- employment benefit plans	Pension plans	Other post- employment benefit plans
Total assets	21,162	21	20,723	19

Equities total	8,133	-	7,993	-
– Europe	2,197	-	2,526	-
– North America	3,829	-	3,313	-
– Other	2,107	-	2,154	-

Fixed income total	10,282	20	9,741	18
– Government bonds	5,326	8	4,870	18
– Investment grade corporate bonds	2,927	12	2,970	-
– Other fixed income	2,029	-	1,901	-

Derivatives	(1,446)	-	(1,647)	-
Private equity	634	-	721	-
Property and real estate	1,461	-	1,689	-
Hedge funds	1,171	-	1,123	-
Other	591	1	810	1

Other plans	336	-	293	-

The fair values of the above equity and fixed income instruments are determined based on quoted market prices in active markets. The fair value of private equity, properties, derivatives and hedge funds are not based on quoted market prices in active markets. The Group uses swaps to hedge some of its exposure to inflation and interest rate risk. Foreign currency exposures in part are also hedged by the use of forward foreign exchange contracts. Assets included in the Other category are commodities, cash and insurance contracts which are also unquoted assets.

Equity securities include Unilever securities amounting to €12 million (0.1% of total plan assets) and €14 million (0.1% of total plan assets) at 31 December 2016 and 2015 respectively. Property includes property occupied by Unilever amounting to €34 million at 31 December 2016 (2015: €17 million).

The pension assets above exclude the assets in a Special Benefits Trust amounting to €79 million (2015: €86 million) to fund pension and similar liabilities in the United States (see also note 17A on pages 121 to 122) and €68 million (2015: nil) in an escrow account that would otherwise have been payable to the main UK pension fund (see also note 11 on pages 107 to 108).

SENSITIVITIES

The sensitivity of the overall pension liabilities to changes in the weighted key assumptions are:

	Change in assumption	Change in liabilities
Discount rate	Increase by 0.5%	-8%
Inflation rate	Increase by 0.5%	+6%
Life expectancy	Increase by 1 year	+4%
Long-term medical cost inflation(b)	Increase by 1.0%	+1%

An equivalent decrease in each assumption would have an equal and opposite impact on liabilities.

(b)	Long-term medical cost inflation only relates to post retirement medical plans.

The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period and may not be representative of the actual change. It is based on a change in the key assumption while holding all other assumptions constant. When calculating the sensitivity to the assumption, the same method used to calculate the liability recognised in the balance sheet has been applied. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared with the previous period.

98	Financial Statements	Annual Report on Form 20-F 2016

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

CASH FLOW

Group cash flow in respect of pensions and similar post-employment benefits comprises company contributions paid to funded plans and benefits paid by the company in respect of unfunded plans. The table below sets out these amounts:

	€ million	€ million	€ million
	2016	2015	2014
Company contributions to funded plans:
Defined benefit	355	356	386
Defined contributions	187	197	115
Benefits paid by the company in respect of unfunded plans:
Defined benefit	157	157	151
Group cash flow in respect of pensions and similar benefits	699	710	652

The triennial valuation of the UK pension fund is currently underway. The outcome will determine our funding requirements for 2017 and beyond. Excluding the UK pension fund deficit contributions, the current estimated Group employer contributions to be paid in 2017 are €480 million for our defined benefit plans and €210 million for our defined contribution plans.

The Group’s funding policy is to periodically review the contributions made to the plans while taking account of local legislations.

4C. SHARE-BASED COMPENSATION PLANS

The fair value of awards at grant date is calculated using appropriate pricing models. This value is expensed over their vesting period, with a corresponding credit to equity. The expense is reviewed and adjusted to reflect changes to the level of awards expected to vest, except where this arises from a failure to meet a market condition. Any cancellations are recognised immediately in the income statement.

As at 31 December 2016, the Group had share-based compensation plans in the form of performance shares, share options and other share awards.

The numbers in this note include those for Executive Directors shown in the Directors’ Remuneration Report on pages 48 to 77 and those for key management shown in note 4A on page 94. Non-Executive Directors do not participate in any of the share-based compensation plans.

The charge in each of the last three years is shown below, and relates to equity-settled plans:

	€ million	€ million	€ million
Income statement charge	2016	2015	2014
Performance share plans	(185)	(143)	(186)
Other plans	(13)	(7)	(2)
	(198)	(150)	(188)

PERFORMANCE SHARE PLANS

Performance share awards are made under the Management Co-Investment Plan (MCIP) and the Global Share Incentive Plan (GSIP). The MCIP allows Unilever’s managers to invest up to 60% of their annual bonus in shares in Unilever and to receive a corresponding award of performance-related shares. Under GSIP, Unilever’s managers receive annual awards of NV and PLC shares. The awards of both plans will vest after three years between 0% and 200% of grant level, depending on the satisfaction of performance metrics.

The performance metrics of both MCIP and GSIP are underlying sales growth, operating cash flow and core operating margin improvement for the Group, except for GSIP awards granted to the managers of certain business units (below the Unilever Leadership Executive) which are subject to similar performance metrics but specific to the relevant business unit. There is an additional target based on relative total shareholder return (TSR) for senior executives.

A summary of the status of the Performance Share Plans as at 31 December 2016, 2015 and 2014 and changes during the years ended on these dates is presented below:

	2016 Number of shares	2015 Number of shares	2014 Number of shares
Outstanding at 1 January	15,979,140	17,468,291	18,909,204
Awarded	7,016,274	8,890,394	9,724,186
Vested	(6,983,053)	(8,448,454)	(9,347,225)
Forfeited	(1,194,301)	(1,931,091)	(1,817,874)
Outstanding at 31 December	14,818,060	15,979,140	17,468,291

Annual Report on Form 20-F 2016	Financial Statements	99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

4C. SHARE-BASED COMPENSATION PLANS CONTINUED

Share award value information	2016	2015	2014

Fair value per share award during the year	€35.43	€33.17	€27.80

ADDITIONAL INFORMATION

At 31 December 2016, shares and options in NV or PLC totalling 16,085,024 (2015: 17,363,014) were held in respect of share-based compensation plans of NV, PLC and its subsidiaries, including North American plans.

To satisfy the options granted, certain NV group companies hold 16,936,797 (2015: 17,772,147) ordinary shares of NV or PLC. Shares acquired during 2016 represent 0.20% of the Group’s called up share capital. The balance of shares held in connection with share plans at 31 December 2016 represented 0.6% (2015: 0.6%) of the Group’s called up share capital.

The book value of €727 million (2015: €639 million) of all shares held in respect of share-based compensation plans for both NV and PLC is eliminated on consolidation by deduction from other reserves. Their market value at 31 December 2016 was €658 million (2015: €710 million).

At 31 December 2016, the exercise price of nil PLC options (2015: nil) were above the market price of the shares.

Shares held to satisfy options are accounted for in accordance with IAS 32 ‘Financial Instruments: Presentation’. All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves. The basis of the charge to operating profit for the economic value of options granted is discussed on page 99.

Between 31 December 2016 and 21 February 2017 (the latest practicable date for inclusion in this report), 2,862,195 shares were granted, 4,803,965 shares were vested and 13,036 shares were forfeited related to the Performance Share Plans.

5. NET FINANCE COSTS

Net finance costs are comprised of finance costs and finance income, including net finance costs in relation to pensions and similar obligations.

Finance income includes income on cash and cash equivalents and income on other financial assets. Finance costs include interest costs in relation to financial liabilities.

Borrowing costs are recognised based on the effective interest method.

Net finance costs	Notes	2016	2015	2014
Finance costs		(584)	(516)	(500)
Bank loans and overdrafts		(67)	(56)	(57)
Interest on bonds and other loans(a)		(501)	(492)	(425)
Dividends paid on preference shares		(4)	(4)	(4)
Net gain/(loss) on transactions for which hedge accounting is not applied(b)		(12)	36	(14)
On foreign exchange derivatives		(215)	(218)	(655)
Exchange difference on underlying items		203	254	641

Finance income		115	144	117
Pensions and similar obligations	4B	(94)	(121)	(94)
		(563)	(493)	(477)

(a)	‘Interest on bonds and other loans’ includes the impact of interest rate derivatives that are part of a fair value hedge accounting relationship and the recycling of results from the cash flow hedge accounting reserve relating to derivatives that were part of a cash flow hedge accounting relation.
(b)	For further details of derivatives for which hedge accounting is not applied, please refer to note 16C.

100	Financial Statements	Annual Report on Form 20-F 2016

6. TAXATION

6A. INCOME TAX

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustments to tax payable in respect of previous years.

Current tax in the consolidated income statement will differ from the income tax paid in the consolidated cash flow statement primarily because of deferred tax arising on temporary differences and payment dates for income tax occurring after the balance sheet date.

Unilever is subject to taxation in the many countries in which it operates. The tax legislation of these countries differs, is often complex and is subject to interpretation by management and the government authorities. These matters of judgement give rise to the need to create provisions for tax payments that may arise in future years. Provisions are made against individual exposures and take into account the specific circumstances of each case, including the strength of technical arguments, recent case law decisions or rulings on similar issues and relevant external advice. The provision is estimated based on the individual most likely outcome approach.

	€ million	€ million	€ million
Tax charge in income statement	2016	2015	2014
Current tax
Current year	(2,026)	(1,992)	(2,111)
Over/(under) provided in prior years	158	(57)	68
	(1,868)	(2,049)	(2,043)
Deferred tax
Origination and reversal of temporary differences	(65)	82	(112)
Changes in tax rates	(7)	(13)	4
Recognition of previously unrecognised losses brought forward	18	19	20
	(54)	88	(88)
	(1,922)	(1,961)	(2,131)

The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Unilever companies, and the actual rate of taxation charged is as follows:

Reconciliation of effective tax rate	% 2016	% 2015	% 2014
Computed rate of tax(a)	26	24	27
Differences due to:
Incentive tax credits	(4)	(5)	(5)
Withholding tax on dividends	3	2	2
Expenses not deductible for tax purposes	1	2	1
Irrecoverable witholding tax	1	2	1
Income tax reserve adjustments – current and prior year	(1)	2	1
Transfer to/(from) unrecognised deferred tax assets	-	1	1
Effective tax rate	26	28	28

(a)	The computed tax rate used is the average of the standard rate of tax applicable in the countries in which Unilever operates, weighted by the amount of profit before taxation generated in each of those countries. For this reason the rate may vary from year to year according to the mix of profit and related tax rates.

Our tax rate is reduced by incentive tax credits, the benefit from preferential tax regimes that have been legislated by the countries and provinces concerned in order to promote economic development and investment. The tax rate is increased by business expenses which are not deductible for tax, such as entertainment costs and some interest expense and by irrecoverable withholding taxes on dividends paid by subsidiary companies and on other cross-border payments such as royalties and service fees, which cannot be offset against other taxes due. In 2016 there has been a net decrease in the amount provided for uncertain tax provisions, principally as the result of favourable audit settlements (versus a net increase in 2015).

The Group’s future tax charge and effective tax rate could be affected by several factors, including changes in tax laws and their interpretation and still to be determined tax reform proposals in the EU, Switzerland and the United States, as well as the impact of acquisitions, disposals and any restructuring of our businesses.

Annual Report on Form 20-F 2016	Financial Statements	101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

6B. DEFERRED TAX

Deferred tax is recognised using the liability method on taxable temporary differences between the tax base and the accounting base of items included in the balance sheet of the Group. Certain temporary differences are not provided for as follows:

•	goodwill not deductible for tax purposes;
•	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and
•	differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted, or substantively enacted, at the year end.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Movements in 2016 and 2015	As at 1 January 2016	Income statement	Other	As at 31 December 2016	As at 1 January 2015	Income statement	Other	As at 31 December 2015
Pensions and similar obligations	557	7	202	766	874	(23)	(294)	557
Provisions	708	68	146	922	657	144	(93)	708
Goodwill and intangible assets	(1,301)	(104)	(523)	(1,928)	(1,292)	8	(17)	(1,301)
Accelerated tax depreciation	(752)	(85)	(33)	(870)	(753)	7	(6)	(752)
Tax losses	123	(6)	14	131	123	14	(14)	123
Fair value gains	(25)	14	4	(7)	(10)	(2)	(13)	(25)
Fair value losses	16	8	5	29	10	(62)	68	16
Share-based payments	190	(14)	(7)	169	172	(2)	20	190
Other	(75)	58	98	81	(29)	4	(50)	(75)
	(559)	(54)	(94)	(707)	(248)	88	(399)	(559)

At the balance sheet date, the Group had unused tax losses of €4,138 million (2015: €3,338 million) and tax credits amounting to €644 million (2015: €629 million) available for offset against future taxable profits. Deferred tax assets have not been recognised in respect of unused tax losses of €3,622 million (2015: €2,941 million) and tax credits of €629 million (2015: €629 million), as it is not probable that there will be future taxable profits within the entities against which the losses can be utilised. The majority of these tax losses and credits arise in tax jurisdictions where they do not expire with the exception of €2,363 million (2015: €1,790 million) comprising corporate income tax losses in the Netherlands which expire between now and 2025 and state and federal tax losses in the US which expire between now and 2036.

Other deductible temporary differences of €52 million (2015: €67 million) have not been recognised as a deferred tax asset. There is no expiry date for these differences.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was €1,557 million (2015: €1,505 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	€ million	€ million	€ million	€ million	€ million	€ million
Deferred tax assets and liabilities	Assets 2016	Assets 2015	Liabilities 2016	Liabilities 2015	Total 2016	Total 2015
Pensions and similar obligations	568	434	198	123	766	557
Provisions	579	516	343	192	922	708
Goodwill and intangible assets	2	126	(1,930)	(1,427)	(1,928)	(1,301)
Accelerated tax depreciation	(60)	(66)	(810)	(686)	(870)	(752)
Tax losses	128	96	3	27	131	123
Fair value gains	28	12	(35)	(37)	(7)	(25)
Fair value losses	9	(5)	20	21	29	16
Share-based payments	44	59	125	131	169	190
Other	56	13	25	(88)	81	(75)
	1,354	1,185	(2,061)	(1,744)	(707)	(559)
Of which deferred tax to be recovered/(settled) after more than 12 months	1,157	856	(2,206)	(1,811)	(1,049)	(955)

102	Financial Statements	Annual Report on Form 20-F 2016

6C. TAX ON OTHER COMPREHENSIVE INCOME

Income tax is recognised in other comprehensive income for items recognised directly in equity.

Tax effects of the components of other comprehensive income were as follows:

	€ million	€ million	€ million	€ million	€ million	€ million
	Before tax 2016	Tax (charge)/ credit 2016	After tax 2016	Before tax 2015	Tax (charge)/ credit 2015	After tax 2015
Fair value gains/(losses) on financial instruments	(15)	-	(15)	82	18	100
Remeasurements of defined benefit pension plans	(1,221)	241	(980)	1,124	(240)	884
Currency retranslation gains/(losses)	217	-	217	(510)	29	(481)
	(1,019)	241	(778)	696	(193)	503

7. COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share and core earnings per share, a number of adjustments are made to the number of shares, principally: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company (refer below) and (ii) the exercise of share options by employees.

On 19 May 2014 Unilever PLC purchased the shares convertible to PLC ordinary shares in 2038. Due to the repurchase the average number of combined share units is not adjusted for these shares from 20 May 2014 to 31 December 2016. For 2014 the adjusted average number of share units is calculated based on the number of days the shares were dilutive during the year ended 31 December 2014.

Earnings per share for total operations for the 12 months were calculated as follows:

		€	€	€
Combined earnings per share		2016	2015	2014
Basic earnings per share		1.83	1.73	1.82
Diluted earnings per share		1.82	1.72	1.79
Core EPS		1.88	1.82	1.61

		Millions of share units
Calculation of average number of share units		2016	2015	2014
Average number of shares: NV		1,714.7	1,714.7	1,714.7
PLC		1,310.2	1,310.2	1,310.2
Less shares held by employee share trusts and companies		(184.7)	(184.8)	(184.4)
Combined average number of share units		2,840.2	2,840.1	2,840.5
Add shares issuable in 2038		-	-	26.8
Add dilutive effect of share-based compensation plans		13.7	15.3	15.3
Diluted combined average number of share units		2,853.9	2,855.4	2,882.6

Calculation of earnings		€ million 2016	€ million 2015	€ million 2014
Net profit		5,547	5,259	5,515
Non-controlling interests		(363)	(350)	(344)
Net profit attributable to shareholders’ equity		5,184	4,909	5,171

Calculation of core earnings	Notes	€ million 2016	€ million 2015	€ million 2014
Net profit attributable to shareholders’ equity		5,184	4,909	5,171
Post-tax impact of non-core items	3	186	301	(537)
Core profit attributable to shareholders’ equity		5,370	5,210	4,634

Annual Report and Accounts 2016	Financial Statements	103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

8. DIVIDENDS ON ORDINARY CAPITAL

Dividends are recognised on the date that the shareholder’s right to receive payment is established. This is generally the date when the dividend is declared.

	€ million	€ million	€ million
Dividends on ordinary capital during the year	2016	2015	2014
NV dividends	(1,974)	(1,862)	(1,757)
PLC dividends	(1,626)	(1,542)	(1,439)
	(3,600)	(3,404)	(3,196)

Four quarterly interim dividends were declared and paid during 2016 totalling €1.26 (2015: €1.19) per NV ordinary share and £1.04 (2015: £0.87) per PLC ordinary share.

Quarterly dividends of €0.32 per NV ordinary share and £0.28 per PLC ordinary share were declared on 26 January 2017, to be paid in March 2017. See note 26 ‘Events after the balance sheet date’ on page 130. Total dividends declared in relation to 2016 were €1.28 (2015: €1.21) per NV ordinary share and £1.09 (2015: £0.88) per PLC ordinary share.

9. GOODWILL AND INTANGIBLE ASSETS

GOODWILL

Goodwill is initially recognised based on the accounting policy for business combinations (see note 21). Goodwill is subsequently measured at cost less amounts provided for impairment. The Group’s cash generating units (CGUs) are based on the four product categories and the three geographical areas.

Goodwill acquired in a business combination is allocated to the Group’s CGUs, or groups of CGUs, that are expected to benefit from the synergies of the combination. These might not always be the same as the CGUs that include the assets and liabilities of the acquired business. Each unit or group of units to which the goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes, and is not larger than an operating segment.

INTANGIBLE ASSETS

Separately purchased intangible assets are initially measured at cost, being the purchase price as at the date of acquisition. On acquisition of new interests in group companies, Unilever recognises any specifically identifiable intangible assets separately from goodwill. These intangible assets are initially measured at fair value as at the date of acquisition.

Development expenditure for internally-produced intangible assets is capitalised only if the costs can be reliably measured, future economic benefits are probable, the product is technically feasible and the Group has the intent and the resources to complete the project. Research expenditure to support development of internally-produced intangible assets is recognised in profit or loss as incurred.

Indefinite-life intangibles mainly comprise trademarks and brands. These assets are not amortised but are subject to a review for impairment annually, or more frequently if events or circumstances indicate this is necessary. Any impairment is charged to the income statement as it arises.

Finite-life intangible assets mainly comprise software, patented and non-patented technology, know-how and customer lists. These assets are amortised on a straight-line basis in the income statement over the period of their expected useful lives, or the period of legal rights if shorter. None of the amortisation periods exceeds ten years.

104	Financial Statements	Annual Report on Form 20-F 2016

9. GOODWILL AND INTANGIBLE ASSETS CONTINUED

	€ million	€ million	€ million	€ million	€ million
Movements during 2016	Goodwill	Indefinite-life intangible assets	Finite-life intangible assets	Software	Total
Cost
1 January 2016	17,378	7,444	819	2,538	28,179
Acquisitions of group companies	1,140	911	236	-	2,287
Disposals of group companies	(2)	(83)	-	-	(85)
Reclassification to held for disposal	(55)	-	-	-	(55)
Additions	-	2	6	225	233
Disposals	-	-	(1)	(42)	(43)
Currency retranslation	328	84	8	(143)	277
31 December 2016	18,789	8,358	1,068	2,578	30,793

Accumulated amortisation and impairment
1 January 2016	(1,165)	(13)	(673)	(1,269)	(3,120)
Amortisation/impairment for the year	-	-	(19)	(291)	(310)
Disposals	-	-	1	42	43
Currency retranslation	-	-	(7)	34	27
31 December 2016	(1,165)	(13)	(698)	(1,484)	(3,360)
Net book value 31 December 2016	17,624	8,345	370	1,094	27,433

Movements during 2015
Cost
1 January 2015	15,725	6,364	685	2,136	24,910
Acquisitions of group companies	1,012	842	112	-	1,966
Disposals of group companies	(5)	(42)	-	-	(47)
Reclassification to held for disposal	(34)	(9)	-	-	(43)
Additions	-	3	3	329	335
Disposals	-	-	(3)	(7)	(10)
Currency retranslation	680	286	22	80	1,068
31 December 2015	17,378	7,444	819	2,538	28,179

Accumulated amortisation and impairment
1 January 2015	(1,083)	(12)	(644)	(997)	(2,736)
Amortisation/impairment for the year	-	-	(8)	(265)	(273)
Disposals	-	-	3	7	10
Currency retranslation	(82)	(1)	(24)	(14)	(121)
31 December 2015	(1,165)	(13)	(673)	(1,269)	(3,120)
Net book value 31 December 2015	16,213	7,431	146	1,269	25,059

There are no significant carrying amounts of goodwill and intangible assets that are allocated across multiple cash generating units.

IMPAIRMENT CHARGES

We have tested all material goodwill and indefinite-life intangible assets for impairment. No impairments were identified.

SIGNIFICANT CGUs

The goodwill and indefinite-life intangible assets held in the three CGUs relating to Foods across the geographical areas and Personal Care The Americas are considered significant within the total carrying amounts of goodwill and indefinite-life intangible assets at 31 December 2016 in terms of size, headroom and sensitivity to assumptions used. No other CGUs are considered significant in this respect.

The goodwill and indefinite-life intangible assets held in the significant CGUs are:

	€ billion	€ billion	€ billion	€ billion
	2016	2016	2015	2015
	Goodwill	Indefinite- life intangibles	Goodwill	Indefinite- life intangibles
Foods Europe	5.8	1.6	6.0	1.6
Foods The Americas	3.9	1.6	3.7	1.6
Foods Asia/AMET/RUB	1.8	0.5	1.6	0.5
Personal Care The Americas	2.8	1.7	2.1	1.6

Value in use has been calculated as the present value of projected cash flows. A pre-tax discount rate of 7.4% (2015: 7.4%) was used.

Annual Report on Form 20-F 2016	Financial Statements	105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

9. GOODWILL AND INTANGIBLE ASSETS CONTINUED

For the significant CGUs, the following key assumptions were used in the discounted cash flow projections:

	Foods	Foods	Foods	Personal Care
	Europe	The Americas	Asia/ AMET/RUB	The Americas
Longer-term sustainable growth rates	0.4%	1.2%	4.3%	1.2%
Average near-term nominal growth rates	-1.3%	3.0%	5.6%	6.3%
Average operating margins	16%	15%	9%	17%

The projections cover a period of five years, as we believe this to be the most appropriate timescale over which to review and consider annual performances before applying a fixed terminal value multiple to the final year cash flows.

The growth rates and margins used to estimate future performance are based on the conservative end of the range of estimates from past performance, our annual forecast and three year strategic plan extended to year 4 and 5.

We have performed sensitivity analyses around the base assumptions. There are no reasonably possible changes in a key assumption that would cause the carrying amount to exceed recoverable amount.

10. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost including eligible borrowing costs less depreciation and accumulated impairment losses.

Depreciation is provided on a straight-line basis over the expected average useful lives of the assets. Residual values are reviewed at least annually. Estimated useful lives by major class of assets are as follows:

• Freehold buildings (no depreciation on freehold land)	40 years
• Leasehold land and buildings	40 years (or life of lease if less)
• Plant and equipment	2–20 years

Property, plant and equipment is subject to review for impairment if triggering events or circumstances indicate that this is necessary. If an indication of impairment exists, the asset’s or cash generating unit’s recoverable amount is estimated and any impairment loss is charged to the income statement as it arises.

	€ million	€ million	€ million
	Land and	Plant and
Movements during 2016	buildings	equipment	Total
Cost
1 January 2016	4,551	15,366	19,917
Acquisitions of group companies	-	13	13
Disposals of group companies	(1)	(11)	(12)
Additions	358	1,553	1,911
Disposals	(84)	(521)	(605)
Currency retranslation	23	64	87
Reclassification as held for sale	(102)	(2)	(104)
31 December 2016	4,745	16,462	21,207

Accumulated amortisation and impairment
1 January 2016	(1,443)	(7,416)	(8,859)
Disposals of group companies	1	7	8
Depreciation charge for the year	(149)	(1,005)	(1,154)
Disposals	56	332	388
Currency retranslation	5	(15)	(10)
Reclassification as held for sale	47	46	93
31 December 2016	(1,483)	(8,051)	(9,534)
Net book value 31 December 2016(a)	3,262	8,411	11,673
Includes payments on account and assets in course of construction	189	1,236	1,425

(a)	Includes €249 million (2015: €270 million) of freehold land.

The Group has commitments to purchase property, plant and equipment of €478 million (2015: €535 million).

106	Financial Statements	Annual Report on Form 20-F 2016

10. PROPERTY, PLANT AND EQUIPMENT CONTINUED

	€ million	€ million	€ million
	Land and	Plant and
Movements during 2015	buildings	equipment	Total
Cost
1 January 2015	4,200	14,714	18,914
Acquisitions of group companies	40	13	53
Disposals of group companies	-	(5)	(5)
Additions	369	1,513	1,882
Disposals	(64)	(723)	(787)
Currency retranslation	37	(5)	32
Reclassification as held for sale	(31)	(141)	(172)
31 December 2015	4,551	15,366	19,917

Accumulated depreciation
1 January 2015	(1,346)	(7,096)	(8,442)
Disposals of group companies	-	2	2
Depreciation charge for the year	(120)	(977)	(1,097)
Disposals	31	620	651
Currency retranslation	(29)	(29)	(58)
Reclassification as held for sale	21	64	85
31 December 2015	(1,443)	(7,416)	(8,859)
Net book value 31 December 2015	3,108	7,950	11,058
Includes payments on account and assets in course of construction	217	1,334	1,551

11. OTHER NON-CURRENT ASSETS

Joint ventures are undertakings in which the Group has an interest and which are jointly controlled by the Group and one or more other parties. Associates are undertakings where the Group has an investment in which it does not have control or joint control but can exercise significant influence.

Interests in joint ventures and associates are accounted for using the equity method and are stated in the consolidated balance sheet at cost, adjusted for the movement in the Group’s share of their net assets and liabilities. The Group’s share of the profit or loss after tax of joint ventures and associates is included in the Group’s consolidated profit before taxation.

Where the Group’s share of losses exceeds its interest in the equity accounted investee, the carrying amount of the investment is reduced to zero and the recognition of further losses is discontinued, except to the extent that the Group has an obligation to make payments on behalf of the investee.

Biological assets are measured at fair value less costs to sell with any changes recognised in the income statement.

	€ million	€ million
	2016	2015
Interest in net assets of joint ventures	36	48
Interest in net assets of associates	51	59
Long-term trade and other receivables	421	413
Fair value of biological assets	51	48
Other non-current assets(a)	159	203
	718	771

(a)	Mainly relate to assets held in escrow for the UK pension fund and tax assets.

Annual Report on Form 20-F 2016	Financial Statements	107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

11. OTHER NON-CURRENT ASSETS CONTINUED

	€ million	€ million
Movements during 2016 and 2015	2016	2015

Joint ventures(a)
1 January	48	52
Additions	24	4
Dividends received/reductions	(151)	(137)
Share of net profit/(loss)	130	117
Currency retranslation	(15)	12
31 December	36	48

Associates(b)
1 January	59	42
Additions	7	24
Dividend received/reductions	(8)	-
Share of net profit/(loss)	(3)	(10)
Currency retranslation	(4)	3
31 December	51	59

(a)	Our principal joint ventures are Unilever Jerónimo Martins for Portugal, the Pepsi/Lipton Partnership for the US and Pepsi Lipton International for the rest of the world.
(b)	Associates as at 31 December 2016 primarily comprise our investments in Langholm Capital Partners. Other Unilever Ventures assets are included under ‘Other non-current non-financial assets’. In 2015 we sold shares in an associate (carrying value zero) for consideration of €110 million.

The joint ventures and associates have no significant contingent liabilities to which the Group is exposed, and the Group has no significant contingent liabilities in relation to its interests in the joint ventures and associates.

The Group has no outstanding capital commitments to joint ventures.

Outstanding balances with joint ventures and associates are shown in note 23 on page 129.

12. INVENTORIES

Inventories are valued at the lower of weighted average cost and net realisable value. Cost comprises direct costs and, where appropriate, a proportion of attributable production overheads. Net realisable value is the estimated selling price less the estimated costs necessary to make the sale.

	€ million	€ million
Inventories	2016	2015
Raw materials and consumables	1,385	1,381
Finished goods and goods for resale	2,893	2,954
	4,278	4,335

Inventories with a value of €110 million (2015: €100 million) are carried at net realisable value, this being lower than cost. During 2016, €113 million (2015: €119 million) was charged to the income statement for damaged, obsolete and lost inventories. In 2016, €113 million (2015: €123 million) was utilised or released to the income statement from inventory provisions taken in earlier years.

13. TRADE AND OTHER CURRENT RECEIVABLES

Trade and other receivables are initially recognised at fair value plus any directly attributable transaction costs. Subsequently these assets are held at amortised cost, using the effective interest method and net of any impairment losses.

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

108	Financial Statements	Annual Report on Form 20-F 2016

13. TRADE AND OTHER CURRENT RECEIVABLES CONTINUED

	€ million	€ million
Trade and other current receivables	2016	2015
Due within one year
Trade receivables	3,329	2,917
Prepayments and accrued income	504	561
Other receivables	1,269	1,326
	5,102	4,804

Other receivables comprise financial assets of €396 million (2015: €379 million), and non-financial assets of €873 million (2015: €947 million). Financial assets include supplier and customer deposits, employee advances and certain derivatives. Non-financial assets mainly consist of reclaimable sales tax.

	€ million	€ million
Ageing of trade receivables	2016	2015
Total trade receivables	3,472	3,047
Less impairment provision for trade receivables	(143)	(130)
	3,329	2,917
Of which:
Not overdue	2,537	2,200
Past due less than three months	666	634
Past due more than three months but less than six months	102	73
Past due more than six months but less than one year	69	52
Past due more than one year	98	88
Impairment provision for trade receivables	(143)	(130)
	3,329	2,917

	€ million	€ million
Impairment provision for trade and other receivables – current and non-current impairments	2016	2015
1 January	155	145
Charged to income statement	42	38
Reductions/releases	(35)	(25)
Currency retranslation	4	(3)
31 December	166	155

14. TRADE PAYABLES AND OTHER LIABILITIES

Trade payables and other liabilities are initially recognised at fair value less any directly attributable transaction costs. Trade payables and accruals are subsequently measured at amortised cost, using the effective interest method. Other liabilities are subsequently measured either at amortised cost, using the effective interest method or at fair value, with changes being recognised in the income statement.

We do not consider the fair values of trade payables and other liabilities to be significantly different from their carrying values.

	€ million	€ million
Trade payables and other liabilities	2016	2015
Due within one year
Trade payables	8,591	8,296
Accruals	3,655	3,616
Social security and sundry taxes	468	559
Others	1,157	1,317
	13,871	13,788

Due after more than one year
Accruals	159	120
Others	508	273
	667	393
Total trade payables and other liabilities	14,538	14,181

Included in others is deferred consideration on acquisitions, third party royalties, certain derivatives and dividends to non-controlling interests.

Annual Report on Form 20-F 2016	Financial Statements	109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

15. CAPITAL AND FUNDING

ORDINARY SHARES

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

INTERNAL HOLDINGS

The ordinary shares numbered 1 to 2,400 (inclusive) in NV (‘Special Shares’) and deferred stock of PLC are held as to one half of each class by N.V. Elma – a subsidiary of NV – and one half by United Holdings Limited – a subsidiary of PLC. This capital is eliminated on consolidation.

SHARE-BASED COMPENSATION

The Group operates a number of share-based compensation plans involving options and awards of ordinary shares of NV and PLC. Full details of these plans are given in note 4C on pages 99 to 100.

OTHER RESERVES

Other reserves include the fair value reserve, the foreign currency translation reserve, the capital redemption reserve and treasury stock.

SHARES HELD BY EMPLOYEE SHARE TRUSTS AND GROUP COMPANIES

Certain PLC trusts, NV and group companies purchase and hold NV and PLC shares to satisfy performance shares granted, share options granted and other share awards (see note 4C). The assets and liabilities of these trusts and shares held by group companies are included in the consolidated financial statements. The book value of shares held is deducted from other reserves, and trusts’ borrowings are included in the Group’s liabilities. The costs of the trusts are included in the results of the Group. These shares are excluded from the calculation of earnings per share.

FINANCIAL LIABILITIES

Financial liabilities are initially recognised at fair value, less any directly related transaction costs. Certain bonds are designated as being part of a fair value hedge relationship. In these cases, the bonds are carried at amortised cost, adjusted for the fair value of the risk being hedged, with changes in value shown in profit and loss. Other financial liabilities, excluding derivatives, are subsequently carried at amortised cost.

DERIVATIVE FINANCIAL INSTRUMENTS

The Group’s use of, and accounting for, derivative instruments is explained in note 16 on page 115 and on pages 119 to 120.

The Group’s Treasury activities are designed to:

•	maintain a competitive balance sheet in line with A+/A1 rating (see below);
•	secure funding at lowest costs for the Group’s operations, M&A activity and external dividend payments (see below);
•	protect the Group’s financial results and position from financial risks (see note 16);
•	maintain market risks within acceptable parameters, while optimising returns (see note 16); and
•	protect the Group’s financial investments, while maximising returns (see note 17).

The Treasury department provides central deposit taking, funding and foreign exchange management services for the Group’s operations. The department is governed by standards and processes which are approved by Unilever Leadership Executive (ULE). In addition to guidelines and exposure limits, a system of authorities and extensive independent reporting covers all major areas of activity. Performance is monitored closely by senior management. Reviews are undertaken periodically by corporate audit.

Key instruments used by the department are:

•	short-term and long-term borrowings;
•	cash and cash equivalents; and
•	plain vanilla derivatives, including interest rate swaps and foreign exchange contracts.

The Treasury department maintains a list of approved financial instruments. The use of any new instrument must be approved by the Chief Financial Officer. The use of leveraged instruments is not permitted.

110	Financial Statements	Annual Report on Form 20-F 2016

15. CAPITAL AND FUNDING CONTINUED

Unilever considers the following components of its balance sheet to be managed capital:

•	total equity – retained profit, other reserves, share capital, share premium, non-controlling interests (notes 15A and 15B);
•	short-term debt – current financial liabilities (note 15C); and
•	long-term debt – non-current bank loans, bonds and other loans (note 15C).

The Group manages its capital so as to safeguard its ability to continue as a going concern and to optimise returns to our shareholders through an appropriate balance of debt and equity. The capital structure of the Group is based on management’s judgement of the appropriate balance of key elements in order to meet its strategic and day-to-day needs. We consider the amount of capital in proportion to risk and manage the capital structure in light of changes in economic conditions and the risk characteristics of the underlying assets.

Our current long-term credit rating is A+/A1 and our short-term credit rating is A1/P1. We aim to maintain a competitive balance sheet which we consider to be the equivalent of a credit rating of A+/A1 in the long-term. This provides us with:

•	appropriate access to the debt and equity markets;
•	sufficient flexibility for acquisitions;
•	sufficient resilience against economic and financial uncertainty while ensuring ample liquidity; and
•	optimal weighted average cost of capital, given the above constraints.

Unilever monitors the qualitative and quantitative factors utilised by the rating agencies. This information is publicly available and is updated by the credit rating agencies on a regular basis.

Unilever will take appropriate steps in order to maintain, or if necessary adjust, its capital structure. Unilever is not subject to financial covenants in any of its significant financing agreements.

15A. SHARE CAPITAL

			Issued,			Issued,
			called up			called up
			and			and
	Authorised	(a)	fully paid (b)	Authorised	(a)	fully paid (b)
	2016		2016	2015		2015
Unilever N.V.	€ million		€ million	€ million		€ million
NV ordinary shares of €0.16 each	480		274	480		274
NV ordinary shares of €428.57 each (shares numbered 1 to 2,400 – ‘Special Shares’)	1		1	1		1
Internal holdings eliminated on consolidation (€428.57 shares)	-		(1)	-		(1)
	481		274	481		274

Unilever PLC			£ million			£ million
PLC ordinary shares of 3 1/9p each			40.8			40.8
PLC deferred stock of £1 each			0.1			0.1
Internal holding eliminated on consolidation (£1 stock)			(0.1)			(0.1)
			40.8			40.8

			€ million			€ million
Euro equivalent in millions (at £1.00 = €5.143)(c)			210			210

Unilever Group			€ million			€ million
Ordinary share capital of NV			274			274
Ordinary share capital of PLC			210			210
			484			484

(a)	At 31 December 2016, Unilever N.V. had 3,000,000,000 (2015: 3,000,000,000) authorised ordinary shares. The requirement for a UK company to have an authorised share capital was abolished by the UK Companies Act 2006. In May 2010 Unilever PLC shareholders approved new Articles of Association to reflect this.
(b)	At 31 December 2016, the following quantities of shares were in issue: 1,714,727,700 of NV ordinary shares; 2,400 of NV Special Shares; 1,310,156,361 of PLC ordinary shares and 100,000 of PLC deferred stock. The same quantities were in issue at 31 December 2015.
(c)	Conversion rate for PLC ordinary shares nominal value to euros is £1 = €5.143 (which is calculated by dividing the nominal value of NV ordinary shares by the nominal value of PLC ordinary shares).

For information on the rights of shareholders of NV and PLC and the operation of the Equalisation Agreement, see the Corporate Governance report on pages 29 to 35.

A nominal dividend of 6% per annum is paid on the deferred stock of PLC.

Annual Report on Form 20-F 2016	Financial Statements	111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

15B. EQUITY

BASIS OF CONSOLIDATION

Unilever is the majority shareholder of all material subsidiaries and has control in all cases. Information in relation to group companies is provided on pages 131 to 143.

SUBSIDIARIES WITH SIGNIFICANT NON-CONTROLLING INTERESTS

Unilever has one subsidiary company which has a material non-controlling interest, Hindustan Unilever Limited (HUL). Summary financial information in relation to HUL is shown below.

	€ million	€ million
HUL Balance sheet as at 31 December	2016	2015
Non-current assets	791	649
Current assets	1,160	1,265
Current liabilities	(980)	(968)
Non-current liabilities	(110)	(125)

HUL Comprehensive income for the year ended 31 December
Turnover	4,084	4,212
Profit after tax	475	438
Total comprehensive income	484	484

HUL Cash flow for the year ended 31 December
Net increase/(decrease) in cash and cash-equivalents	14	(107)

HUL Non-controlling interest
1 January	(271)	(258)
Share of (profit)/loss for the year ended 31 December	(157)	(143)
Other comprehensive income	(8)	(10)
Dividend paid to the non-controlling interest	157	152
Other changes in equity	-	-
Currency translation	(3)	(12)
31 December	(282)	(271)

ANALYSIS OF RESERVES FOR THE GROUP

	€ million	€ million	€ million
	Total	Total	Total
	2016	2015	2014
Fair value reserves	(113)	(98)	(198)
Cash flow hedges	(168)	(174)	(234)
Available-for-sale financial assets	55	76	36

Currency retranslation of group companies	(3,034)	(3,285)	(2,901)

Adjustment on translation of PLC’s ordinary capital at 3 1/9p = €0.16	(164)	(164)	(164)
Capital redemption reserve	32	32	32
Book value of treasury stock	(4,164)	(4,119)	(4,125)
Other(a)	-	(182)	(182)
	(7,443)	(7,816)	(7,538)

(a)	Relates to option on purchase of subsidiary for non-controlling interest.

Unilever acquired 3,902,584 (2015: 3,342,212) NV ordinary shares and 2,268,600 (2015: 2,102,300) PLC shares through purchases on the stock exchanges during the year. These shares are held as treasury stock as a separate component of other reserves. The total number held at 31 December 2016 was 151,953,411 (2015: 152,638,561) NV shares and 33,241,009 (2015: 33,391,209) PLC shares. Of these, 10,392,782 NV shares and 6,544,015 PLC shares were held in connection with share-based compensation plans (see note 4C on pages 99 to 100).

112	Financial Statements	Annual Report on Form 20-F 2016

15B. EQUITY CONTINUED

	€ million	€ million
Treasury stock – movements during the year	2016	2015
1 January	(4,119)	(4,125)
Purchases and other utilisations	(45)	6
31 December	(4,164)	(4,119)

	€ million	€ million
Currency retranslation reserve – movements during the year	2016	2015
1 January	(3,285)	(2,901)
Currency retranslation during the year	599	(1,001)
Movement in net investment hedges and exchange differences in net investments in foreign operations	(365)	617
Recycled to income statement	17	-
31 December	(3,034)	(3,285)

OTHER COMPREHENSIVE INCOME RECONCILIATION

	€ million	€ million
Fair value gains/(losses) on financial instruments – movement during the year	2016	2015
1 January	(98)	(198)
Cash flow hedges	6	60
Available for sale financial assets	(21)	40
31 December	(113)	(98)

Refer to the consolidated statement of comprehensive income on page 84, the consolidated statement of changes in equity on page 85, and note 6C on page 103.

	€ million	€ million
Remeasurement of defined benefit pension plans net of tax	2016	2015
1 January	(1,473)	(2,357)
Movement during the year	(980)	884
31 December	(2,453)	(1,473)

Refer to the consolidated statement of comprehensive income on page 84, the consolidated statement of changes in equity on page 85, note 4B from page 94 to 99 and note 6C on page 103.

	€ million	€ million
Currency retranslation gains/(losses) – movement during the year	2016	2015
1 January	(3,512)	(3,031)
Currency retranslation during the year:
Other reserves	189	(377)
Retained profit	17	(109)
Non-controlling interest	11	5
31 December	(3,295)	(3,512)

Annual Report on Form 20-F 2016	Financial Statements	113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

15C. FINANCIAL LIABILITIES

		€ million	€ million	€ million	€ million	€ million	€ million
		Current	Non-current	Total	Current	Non-current	Total
Financial liabilities 2016(a)(b)	Notes	2016	2016	2016	2015	2015	2015
Preference shares		-	68	68	-	68	68
Bank loans and overdrafts		899	247	1,146	762	302	1,064
Bonds and other loans		4,367	10,686	15,053	3,583	9,120	12,703
Finance lease creditors	20	9	134	143	37	158	195
Derivatives		175	10	185	118	6	124
Other financial liabilities		-	-	-	289	200	489
		5,450	11,145	16,595	4,789	9,854	14,643

(a)	For the purposes of notes 15C and 17A, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.
(b)	Financial liabilities include €2 million (2015: €4 million) of secured liabilities.

ANALYSIS OF BONDS AND OTHER LOANS

	€ million		€ million
	Total		Total
	2016		2015
Unilever N.V.
Floating Rate Notes 2018 (€)	749		749
1.750% Bonds 2020 (€)	748		747
0.500% Notes 2022 (€)	743		742
1.125% Bonds 2028 (€)	692		-
1.000% Notes 2023 (€)	496		495
0.500% Notes 2024 (€)	492		-
0.000% Notes 2020 (€)	299		-
2.950% Notes 2017 (Renminbi)	41		42
Commercial paper	819		1,551
Total NV	5,079		4,326

Unilever PLC
4.750% Bonds 2017 (£)	466		542
2.000% Notes 2018 (£)	294	(c)	339	(c)
Commercial paper	373		-
Total PLC	1,133		881

Other group companies
Switzerland
Other	-		29

United States
4.250% Notes 2021 (US$)	950		912
5.900% Bonds 2032 (US$)	942		904
4.800% Bonds 2019 (US$)	714		686
2.200% Notes 2019 (US$)	711		681
2.000% Notes 2026 (US$)	655		-
0.850% Notes 2017 (US$)	524		502
1.375% Notes 2021 (US$)	519		-
2.100% Notes 2020 (US$)	474		454
3.100% Notes 2025 (US$)	470		451
7.250% Bonds 2026 (US$)	276		265
6.625% Bonds 2028 (US$)	216		206
5.150% Notes 2020 (US$)	149		145
7.000% Bonds 2017 (US$)	142		136
5.600% Bonds 2097 (US$)	87		84
2.750% Notes 2016 (US$)	-		458
Commercial paper (US$)	1,892		1,532

Other countries	120		51
Total other group companies	8,841		7,496
Total bonds and other loans	15,053		12,703

(c)	Of which €3 million (2015: €1 million) relates to a fair value adjustment following the fair value hedge accounting of a fix-to-float interest rate swap.

Information in relation to the derivatives used to hedge bonds and other loans within a fair value hedge relationship is shown in note 16.

114	Financial Statements	Annual Report on Form 20-F 2016

16. TREASURY RISK MANAGEMENT

DERIVATIVES AND HEDGE ACCOUNTING

Derivatives are measured at fair value with any related transaction costs expensed as incurred. The treatment of changes in the value of derivatives depends on their use as explained below.

(I) FAIR VALUE HEDGES(a)

Certain derivatives are held to hedge the risk of changes in value of a specific bond or other loan. In these situations, the Group designates the liability and related derivative to be part of a fair value hedge relationship. The carrying value of the bond is adjusted by the fair value of the risk being hedged, with changes going to the income statement. Gains and losses on the corresponding derivative are also recognised in the income statement. The amounts recognised are offset in the income statement to the extent that the hedge is effective. When the relationship no longer meets the criteria for hedge accounting, the fair value hedge adjustment made to the bond is amortised to the income statement using the effective interest method.

(II) CASH FLOW HEDGES(a)

Derivatives are also held to hedge the uncertainty in timing or amount of future forecast cash flows. Such derivatives are classified as being part of cash flow hedge relationships. For an effective hedge, gains and losses from changes in the fair value of derivatives are recognised in equity. Any ineffective elements of the hedge are recognised in the income statement. If the hedged cash flow relates to a non-financial asset, the amount accumulated in equity is subsequently included within the carrying value of that asset. For other cash flow hedges, amounts deferred in equity are taken to the income statement at the same time as the related cash flow.

When a derivative no longer qualifies for hedge accounting, any cumulative gain or loss remains in equity until the related cash flow occurs. When the cash flow takes place, the cumulative gain or loss is taken to the income statement. If the hedged cash flow is no longer expected to occur, the cumulative gain or loss is taken to the income statement immediately.

(III) NET INVESTMENT HEDGES(a)

Certain derivatives are designated as hedges of the currency risk on the Group’s investment in foreign subsidiaries. The accounting policy for these arrangements is set out in note 1.

(IV) DERIVATIVES FOR WHICH HEDGE ACCOUNTING IS NOT APPLIED

Derivatives not classified as hedges are held in order to hedge certain balance sheet items and commodity exposures. No hedge accounting is applied to these derivatives, which are carried at fair value with changes being recognised in the income statement.

(a)	Applying hedge accounting has not led to material ineffectiveness being recognised in the income statement for both 2016 and 2015.

The Group is exposed to the following risks that arise from its use of financial instruments, the management of which is described in the following sections:

•	liquidity risk (see note 16A);
•	market risk (see note 16B); and
•	credit risk (see note 17B).

16A. MANAGEMENT OF LIQUIDITY RISK

Liquidity risk is the risk that the Group will face in meeting its obligations associated with its financial liabilities. The Group’s approach to managing liquidity is to ensure that it will have sufficient funds to meet its liabilities when due without incurring unacceptable losses. In doing this, management considers both normal and stressed conditions. A material and sustained shortfall in our cash flow could undermine the Group’s credit rating, impair investor confidence and also restrict the Group’s ability to raise funds.

The Group maintained a cautious funding strategy, with a positive cash balance throughout 2015. This was the result of cash delivery from the business, coupled with the proceeds from bond issuances. This cash has been invested conservatively with low risk counter-parties at maturities of less than six months.

Cash flow from operating activities provides the funds to service the financing of financial liabilities on a day-to-day basis. The Group seeks to manage its liquidity requirements by maintaining access to global debt markets through short-term and long-term debt programmes. In addition, Unilever has committed credit facilities for general corporate use.

On 31 December 2016 Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of US$6,550 million (2015: US$6,550 million) with a 364-day term out. As part of the regular annual process, the intention is that these facilities will again be renewed in 2017.

Annual Report on Form 20-F 2016	Financial Statements	115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

16A. MANAGEMENT OF LIQUIDITY RISK CONTINUED

The following table shows Unilever’s contractually agreed undiscounted cash flows, including expected interest payments, which are payable under financial liabilities at the balance sheet date:

		€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
									Net
									carrying
			Due	Due	Due	Due			amount as
		Due	between	between	between	between	Due		shown in
		within	1 and	2 and	3 and	4 and	after		balance
Undiscounted cash flows	Notes	1 year	2 years	3 years	4 years	5 years	5 years	Total	sheet
2016
Non-derivative financial liabilities:
Preference shares		(4)	(4)	(4)	(4)	(4)	(72)	(92)	(68)
Bank loans and overdrafts		(909)	(4)	(243)	-	-	-	(1,156)	(1,146)
Bonds and other loans		(4,700)	(1,335)	(1,669)	(1,882)	(1,634)	(6,733)	(17,953)	(15,053)
Finance lease creditors	20	(24)	(18)	(18)	(17)	(16)	(127)	(220)	(143)
Other financial liabilities		-	-	-	-	-	-	-	-
Trade payables excluding social security and sundry taxes	14	(13,156)	(125)	-	-	-	-	(13,281)	(13,476)
Deferred consideration		(247)	(18)	(24)	-	(490)	(10)	(789)	(594)
Issued financial guarantees		-	-	-	-	-	-	-	-
		(19,040)	(1,504)	(1,958)	(1,903)	(2,144)	(6,942)	(33,491)	(30,480)

Derivative financial liabilities:
Interest rate derivatives:
Derivative contracts – receipts		56	420	-	-	-	-	476
Derivative contracts – payments		(70)	(429)	-	-	-	-	(499)
Foreign exchange derivatives:
Derivative contracts – receipts		9,263	-	-	-	-	-	9,263
Derivative contracts – payments		(9,580)	-	-	-	-	-	(9,580)
Commodity derivatives:
Derivative contracts – receipts		-	-	-	-	-	-	-
Derivative contracts – payments		(3)	-	-	-	-	-	(3)
		(334)	(9)	-	-	-	-	(343)	(331)
Total		(19,374)	(1,513)	(1,958)	(1,903)	(2,144)	(6,942)	(33,834)	(30,811)
2015
Non-derivative financial liabilities:
Preference shares		(4)	(4)	(4)	(4)	(4)	(72)	(92)	(68)
Bank loans and overdrafts		(741)	(337)	-	-	-	-	(1,078)	(1,064)
Bonds and other loans		(3,912)	(1,493)	(1,331)	(1,567)	(1,519)	(5,509)	(15,331)	(12,703)
Finance lease creditors	20	(51)	(25)	(22)	(20)	(18)	(166)	(302)	(195)
Other financial liabilities		(289)	-	-	-	-	(200)	(489)	(489)
Trade payables excluding social	14	(13,205)	(235)	-	-	-	-	(13,440)	(13,442)
security and sundry taxes
Deferred consideration		(23)	(158)	-	-	-	-	(181)	(179)
Issued financial guarantees		(15)	-	-	-	-	-	(15)	-
		(18,240)	(2,252)	(1,357)	(1,591)	(1,541)	(5,947)	(30,928)	(28,141)

Derivative financial liabilities:
Interest rate derivatives:
Derivative contracts – receipts		(255)	(65)	(125)	-	-	-	(445)
Derivative contracts – payments		198	60	124	-	-	-	382
Foreign exchange derivatives:
Derivative contracts – receipts		5,686	-	-	-	-	-	5,686
Derivative contracts – payments		(5,817)	-	-	-	-	-	(5,817)
Commodity derivatives:
Derivative contracts – receipts		-	-	-	-	-	-	-
Derivative contracts – payments		(11)	-	-	-	-	-	(11)
		(199)	(5)	(1)	-	-	-	(205)	(194)
Total		(18,439)	(2,257)	(1,358)	(1,591)	(1,541)	(5,947)	(31,133)	(28,334)

116	Financial Statements	Annual Report on Form 20-F 2016

16A. MANAGEMENT OF LIQUIDITY RISK CONTINUED

The following table shows cash flows for which cash flow hedge accounting is applied. The derivatives in the cash flow hedge relationships are expected to have an impact on profit and loss in the same periods as the cash flows occur.

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
								Net
		Due	Due	Due	Due			carrying
	Due	between	between	between	between	Due		amount of
	within	1 and 2	2 and 3	3 and 4	4 and 5	after		related
	1 year	years	years	years	years	5 years	Total	derivatives (a)
2016
Foreign exchange cash inflows	2,863	-	-	-	-	-	2,863
Foreign exchange cash outflows	(2,905)	-	-	-	-	-	(2,905)	(40)
Interest rate cash flows	4	(6)	-	-	-	-	(2)	-
Commodity contracts cash flows	(3)	-	-	-	-	-	(3)	18
2015
Foreign exchange cash inflows	2,884	6	348	-	-	-	3,238
Foreign exchange cash outflows	(2,883)	-	(300)	-	-	-	(3,183)	41
Interest rate cash flows	(2)	(1)	-	-	-	-	(3)	(1)
Commodity contracts cash flows	(11)	-	-	-	-	-	(11)	(5)

(a)	See note 16C.

16B. MANAGEMENT OF MARKET RISK

Unilever’s size and operations result in it being exposed to the following market risks that arise from its use of financial instruments:

•	commodity price risk;
•	currency risk; and
•	interest rate risk.

The above risks may affect the Group’s income and expenses, or the value of its financial instruments. The objective of the Group’s management of market risk is to maintain this risk within acceptable parameters, while optimising returns. Generally, the Group applies hedge accounting to manage the volatility in profit and loss arising from market risk.

The Group’s exposure to, and management of, these risks is explained below. It often includes derivative financial instruments, the uses of which are described in note 16C.

POTENTIAL IMPACT OF RISK	MANAGEMENT POLICY AND HEDGING STRATEGY	SENSITIVITY TO THE RISK

(I) COMMODITY PRICE RISK

The Group is exposed to the risk of changes in commodity prices in relation to its purchase of certain raw materials.

At 31 December 2016, the Group had hedged its exposure to future commodity purchases with commodity derivatives valued at €441 million (2015: €221 million).

The Group uses commodity forward contracts to hedge against this risk. All commodity forward contracts hedge future purchases of raw materials and the contracts are settled either in cash or by physical delivery.

Commodity derivatives are generally designated as hedging instruments in cash flow hedge accounting relations. All commodity forward contracts are done in line with approvals from the Global Commodity Executive which is chaired by the Unilever Chief Supply Chain Officer (CSCO).

A 10% increase in commodity prices as at 31 December 2016 would have led to a €46 million gain on the commodity derivatives in the cash flow hedge reserve (2015: €22 million gain in the cash flow hedge reserve). A decrease of 10% in commodity prices on a full-year basis would have the equal but opposite effect.

(II) CURRENCY RISK

Currency risk on sales, purchases and borrowings

Because of Unilever’s global reach, it is subject to the risk that changes in foreign currency values impact the Group’s sales, purchases and borrowings.

At 31 December 2016, the exposure to the Group from companies holding financial assets and liabilities other than in their functional currency amounted to €76 million (2015: €60 million).

The Group manages currency exposures within prescribed limits, mainly through the use of forward foreign currency exchange contracts.

Operating companies manage foreign exchange exposures within prescribed limits. Local compliance is monitored centrally.

Exchange risks related to the principal amounts of the US$ and Swiss franc denominated debt either form part of hedging relationships themselves, or are hedged through forward contracts.

The aim of the Group’s approach to management of currency risk is to leave the Group with no material residual risk. This aim has been achieved in all years presented.

As an estimation of the approximate impact of the residual risk, with respect to financial instruments, the Group has calculated the impact of a 10% change in exchange rates.

Impact on income statement

A 10% strengthening of the euro against key currencies to which the Group is exposed would have led to approximately an additional €7 million gain in the income statement (2015: €6 million gain). A 10% weakening of the euro against these currencies would have led to an equal but opposite effect.

Annual Report on Form 20-F 2016	Financial Statements	117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

16B. MANAGEMENT OF MARKET RISK CONTINUED

POTENTIAL IMPACT OF RISK	MANAGEMENT POLICY AND HEDGING STRATEGY	SENSITIVITY TO THE RISK

Currency risk on the Group’s net investments

The Group is also subject to exchange risk in relation to the translation of the net investments of its foreign operations into euros for inclusion in its consolidated financial statements.

These net investments include Group financial loans, which are monetary items that form part of our net investment in foreign operations, of €7.9 billion (2015: €8.2 billion), of which €3.5 billion (2015: €4.1 billion) is denominated in GBP. In accordance with IAS 21, the exchange differences on these financial loans are booked through reserves.

Part of the currency exposure on the Group’s investments is also managed using US$ and Swiss franc net investment hedges with a nominal value of €3.5 billion (2015: €3.9 billion) for US$ and €(0.9) billion (2015: nil) for Swiss francs.

At 31 December 2016, the net exposure of the net investments in foreign currencies amounts to €11.1 billion (2015: €11.3 billion).

Unilever aims to minimise this foreign investment exchange exposure by borrowing in local currency in the operating companies themselves. In some locations, however, the Group’s ability to do this is inhibited by local regulations, lack of local liquidity or by local market conditions.

Where the residual risk from these countries exceeds prescribed limits, Treasury may decide on a case-by-case basis to actively hedge the exposure. This is done either through additional borrowings in the related currency, or through the use of forward foreign exchange contracts.

Where local currency borrowings, or forward contracts, are used to hedge the currency risk in relation to the Group’s net investment in foreign subsidiaries, these relationships are designated as net investment hedges for accounting purposes.

Impact on equity – trade-related cash flow hedges

A 10% strengthening of the euro against other currencies would have led to a €17 million (2015: €22 million) loss (of which €51 million (2015: €40 million) loss would relate to strengthening against sterling) on hedges used to cover future trade cash flows to which cash flow hedge accounting is applied. A 10% weakening of the euro against other currencies would have led to a €19 million (2015: €24 million) gain (out of which €56 million (2015: €44 million) gain would relate to strengthening against sterling) on hedges used to cover future trade cash flows to which cash flow hedge accounting is applied.

Impact on equity – net investment hedges

A 10% strengthening of the euro against other currencies would have led to a €242 million (2015: €352 million) loss on the net investment hedges used to manage the currency exposure on the Group’s investments. A 10% weakening of the euro against other currencies would have led to a €295 million (2015: €430 million) gain on the net investment hedges used to manage the currency exposure on the Group’s investments.

Impact on equity – net investments in group companies

A 10% strengthening of the euro against all other currencies would have led to a €1,008 million negative retranslation effect (2015: €675 million negative retranslation effect). A 10% weakening of the euro against those currencies would have led to a €1,232 million positive retranslation effect (2015: €825 million positive retranslation effect). In line with accepted hedge accounting treatment and our accounting policy for financial loans, the retranslation differences would be recognised in equity.

(III) INTEREST RATE RISK(a)

The Group is exposed to market interest rate fluctuations on its floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating-rate debt and increase the cost of future borrowings. The Group’s ability to manage interest costs also has an impact on reported results.

Taking into account the impact of interest rate swaps, at 31 December 2016, interest rates were fixed on approximately 81% of the expected net debt for 2017, and 71% for 2018 (70% for 2016 and 61% for 2017 at 31 December 2015).

For interest management purposes, transactions with a maturity shorter than six months from inception date are not included as fixed interest transactions.

The average interest rate on short-term borrowings in 2016 was 0.9% (2015: 0.9%).

Unilever’s interest rate management approach aims for an optimal balance between fixed and floating-rate interest rate exposures on expected net debt. The objective of this approach is to minimise annual interest costs after tax and to reduce volatility.

This is achieved either by issuing fixed or floating-rate long-term debt, or by modifying interest rate exposure through the use of interest rate swaps.

Furthermore, Unilever has interest rate swaps for which cash flow hedge accounting is applied.

Assuming that all other variables remain constant, a 1.0 percentage point increase in floating interest rates on a full-year basis as at 31 December 2016 would have led to an additional €11 million of finance costs (2015: €21 million additional finance costs). A 1.0 percentage point decrease in floating interest rates on a full-year basis would have an equal but opposite effect.

Assuming that all other variables remain constant, a 1.0 percentage point increase in floating interest rates on a full-year basis as at 31 December 2016 would have led to an additional €1 million debit in equity from derivatives in cash flow hedge relationships (2015: €1 million credit). A 1.0 percentage point decrease in floating interest rates on a full-year basis would have led to an additional €1 million credit in equity from derivatives in cash flow hedge relationships (2015: €1 million debit).

(a)	See the weighted average amount of net debt with fixed rate interest shown in the following table.

118	Financial Statements	Annual Report on Form 20-F 2016

16B. MANAGEMENT OF MARKET RISK CONTINUED

The following table shows the split in fixed and floating-rate interest exposures, taking into account the impact of interest rate swaps and cross-currency swaps:

	€ million 2016	€ million 2015
Cash and cash equivalents	3,382	2,302
Current other financial assets	599	836
Current financial liabilities	(5,450)	(4,789)
Non-current financial liabilities	(11,145)	(9,854)
Net debt	(12,614)	(11,505)
Of which:
Fixed rate (weighted average amount of fixing for the following year)	(11,539)	(9,429)

16C. DERIVATIVES AND HEDGING

The Group does not use derivative financial instruments for speculative purposes. The uses of derivatives and the related values of derivatives are summarised in the following table. Derivatives used to hedge:

	€ million	€ million		€ million	€ million	€ million	€ million
				Trade		Non-
	Trade			payables	Current	current
	and other	Financial		and other	financial	financial
	receivables	assets		liabilities	liabilities	liabilities	Total

31 December 2016
Foreign exchange derivatives including cross currency swaps
Fair value hedges	-	-		-	-	-	-
Cash flow hedges	36	-		(76)	-	-	(40)
Hedges of net investments in foreign operations	-	174	(a)	-	(27)	-	147
Hedge accounting not applied	79	(133	)(a)	(67)	(134)	-	(255)
Interest rate swaps
Fair value hedges	-	3		-	-	-	3
Cash flow hedges	-	4		-	-	(4)	-
Hedge accounting not applied	-	43		-	(14)	(6)	23
Commodity contracts
Cash flow hedges	21	-		(3)	-	-	18
Hedge accounting not applied	(1)	-		-	-	-	(1)
	135	91		(146)	(175)	(10)	(105)
	Total assets	226		Total liabilities		(331)	(105)

31 December 2015
Foreign exchange derivatives including cross currency swaps
Fair value hedges	-	1		-	-	-	1
Cash flow hedges	29	45		(34)	-	-	40
Hedges of net investments in foreign operations	-	155	(a)	-	-	-	155
Hedge accounting not applied	39	25	(a)	(26)	(118)	(5)	(85)
Interest rate swaps
Fair value hedges	-	-		-	-	-	-
Cash flow hedges	-	-		-	-	(1)	(1)
Hedge accounting not applied	-	4		-	-	-	4
Commodity contracts
Cash flow hedges	5	-		(10)	-	-	(5)
Hedge accounting not applied	-	-		-	-	-	-
	73	230		(70)	(118)	(6)	109
	Total assets	303		Total liabilities		(194)	109

(a)	Swaps that hedge the currency risk on intra-group loans and offset €174 million (2015: €155 million) within ‘Hedges of net investments in foreign operations’ are included within ‘Hedge accounting not applied’.

Annual Report on Form 20-F 2016	Financial Statements	119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

16C. DERIVATIVES AND HEDGING CONTINUED

MASTER NETTING OR SIMILAR AGREEMENTS

A number of legal entities within our Group enter into derivative transactions under International Swap and Derivatives Association (ISDA) master netting agreements. In general, under such agreements the amounts owed by each counter-party on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances, such as when a credit event such as a default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is payable in settlement of all transactions.

The ISDA agreements do not meet the criteria for offsetting the positive and negative values in the consolidated balance sheet. This is because the Group does not have any currently legally enforceable right to offset recognised amounts, between various Group and bank affiliates, because the right to offset is enforceable only on the occurrence of future credit events such as a default.

The column ‘Related amounts not set off in the balance sheet – Financial instruments’ shows the netting impact of our ISDA agreements, assuming the agreements are respected in the relevant jurisdiction.

(A) FINANCIAL ASSETS

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements.

Related amounts not set
off in the balance sheet
	€ million	€ million	€ million	€ million	€ million	€ million
Gross amounts of
		recognised	Net amounts of
	Gross amounts	financial liabilities	financial assets		Cash
	of recognised	set off in the	presented in the	Financial	collateral
As at 31 December 2016	financial assets	balance sheet	balance sheet	instruments	received	Net amount
Derivative financial assets	400	(174)	226	(147)	-	79
As at 31 December 2015
Derivative financial assets	458	(155)	303	(153)	(30)	120
(B) FINANCIAL LIABILITIES The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements.
Related amounts not set
off in the balance sheet
	€ million	€ million	€ million	€ million	€ million	€ million
Gross amounts of
		recognised	Net amounts of
	Gross amounts	financial liabilities	financial liabilities		Cash
	of recognised	set off in the	presented in the	Financial	collateral
As at 31 December 2016	financial liabilities	balance sheet	balance sheet	instruments	pledged	Net amount
Derivative financial liabilities	505	(174)	331	(147)	-	184
As at 31 December 2015
Derivative financial liabilities	349	(155)	194	(153)	-	41

17. INVESTMENT AND RETURN

CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the balance sheet include deposits, investments in money market funds and highly liquid investments. To be classified as cash and cash equivalents, an asset must:

•	be readily convertible into cash;
•	have an insignificant risk of changes in value; and
•	have a maturity period of three months or less at acquisition.

Cash and cash equivalents in the cash flow statement also include bank overdrafts and are recorded at amortised cost.

OTHER FINANCIAL ASSETS

Other financial assets are first recognised on the trade date. At that point, they are classified as:

•	held-to-maturity investments;
•	loans and receivables;
•	available-for-sale financial assets; or
•	financial assets at fair value through profit or loss.

120	Financial Statements	Annual Report on Form 20-F 2016

17. INVESTMENT AND RETURN CONTINUED

(I) HELD-TO-MATURITY INVESTMENTS

These are assets with set cash flows and fixed maturities which Unilever intends to hold to maturity. They are held at cost plus interest using the effective interest method, less any impairment.

(II) LOANS AND RECEIVABLES

These are assets with an established payment profile and which are not listed on a recognised stock exchange. They are initially recognised at fair value, which is usually the original invoice amount plus any directly related transaction costs. Afterwards, loans and receivables are carried at amortised cost, less any impairment.

(III) AVAILABLE-FOR-SALE FINANCIAL ASSETS

Any financial assets not classified as either loans and receivables or financial assets at fair value through profit or loss or held-to-maturity investments are designated as available-for-sale. They are initially recognised at fair value, usually the original invoice amount plus any directly related transaction costs. Afterwards, they are measured at fair value with changes being recognised in equity. When the investment is sold or impaired, the accumulated gains and losses are moved from equity to the income statement. Interest and dividends from these assets are recognised in the income statement.

(IV) FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

These are derivatives and assets that are held for trading. Related transaction costs are expensed as incurred. Unless they form part of a hedging relationship, these assets are held at fair value, with changes being recognised in the income statement.

IMPAIRMENT OF FINANCIAL ASSETS

Each year, the Group assesses whether there is evidence that financial assets are impaired. A significant or prolonged fall in value below the cost of an asset generally indicates that an asset may be impaired. If impaired, financial assets are written down to their estimated recoverable amount. Impairment losses on assets classified as loans and receivables are recognised in profit and loss. When a later event causes the impairment losses to decrease, the reduction in impairment loss is also recognised in profit and loss. Impairment losses on assets classified as available-for-sale are recognised by moving the loss accumulated in equity to the income statement. Any subsequent recovery in value of an available-for-sale debt security is recognised within profit and loss. However, any subsequent recovery in value of an equity security is recognised within equity, and is recorded at amortised cost.

17A. FINANCIAL ASSETS

The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2016 and 2015. The Group’s cash resources and other financial assets are shown below.

	€ million	€ million	€ million	€ million	€ million	€ million
		Non-			Non-
	Current	current	Total	Current	current	Total
Financial assets(a)	2016	2016	2016	2015	2015	2015
Cash and cash equivalents
Cash at bank and in hand	1,779	–	1,779	1,547	–	1,547
Short-term deposits with maturity of less than three months	1,513	–	1,513	655	–	655
Other cash equivalents	90	–	90	100	–	100
	3,382	–	3,382	2,302	–	2,302

Other financial assets
Held-to-maturity investments	43	99	142	38	106	144
Loans and receivables(b)	208	190	398	269	34	303
Available-for-sale financial assets(c)	126	383	509	179	462	641
Financial assets at fair value through profit or loss:
Derivatives	91	–	91	230	–	230
Other	131	1	132	120	3	123
	599	673	1,272	836	605	1,441

Total	3,981	673	4,654	3,138	605	3,743

(a)	For the purposes of notes 15C and 17A, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.
(b)	Current loans and receivables include short-term deposits with banks with maturities of longer than three months.
(c)	Current available-for-sale financial assets include government securities and A- or higher rated money and capital market instruments. Non-current available-for-sale financial assets predominantly consist of investments in a number of companies and financial institutions in Europe, India and the US, including €79 million (2015: €86 million) of assets in a trust to fund benefit obligations in the US (see also note 4B).

Annual Report on Form 20-F 2016	Financial Statements	121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

17A. FINANCIAL ASSETS CONTINUED

Cash and cash equivalents reconciliation to the cash flow statement	€ million 2016	€ million 2015
Cash and cash equivalents per balance sheet	3,382	2,302
Less: bank overdrafts	(184)	(174)
Cash and cash equivalents per cash flow statement	3,198	2,128

Approximately €1.5 billion (or 43%) of the Group’s cash and cash equivalents are held in the parent and central finance companies, for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third party borrowings. We maintain access to global debt markets through an infrastructure of short and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided in notes 16, 16A, 16B and 16C on pages 115 to 120.

The remaining €1.9 billion (57%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends which are in some cases subject to withholding or distribution tax. This balance includes €240 million (2015: €284 million, 2014: €452 million) of cash that is held in a few countries where we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations.

17B. CREDIT RISK

Credit risk is the risk of financial loss to the Group if a customer or counter-party fails to meet its contractual obligations. Additional information in relation to credit risk on trade receivables is given in note 13. These risks are generally managed by local controllers. Credit risk related to the use of treasury instruments is managed on a Group basis. This risk arises from transactions with financial institutions involving cash and cash equivalents, deposits and derivative financial instruments. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. To reduce this risk, Unilever has concentrated its main activities with a limited number of counter-parties which have secure credit ratings. Individual risk limits are set for each counter-party based on financial position, credit rating and past experience. Credit limits and concentration of exposures are actively monitored by the Group’s treasury department. Netting agreements are also put in place with Unilever’s principal counter-parties. In the case of a default, these arrangements would allow Unilever to net assets and liabilities across transactions with that counter-party. To further reduce the Group’s credit exposures on derivative financial instruments, Unilever has collateral agreements with Unilever’s principal counter-parties in relation to derivative financial instruments. Under these arrangements, counter-parties are required to deposit securities and/or cash as a collateral for their obligations in respect of derivative financial instruments. At 31 December 2016 the collateral held by Unilever under such arrangements amounted to €3 million (2015: €30 million), of which €nil (2015: €30 million) was in cash, and €3 million (2015: €nil) was in the form of bond securities. The non-cash collateral has not been recognised as an asset in the Group’s balance sheet.

Further details in relation to the Group’s exposure to credit risk are shown in note 13 and note 16A.

18. FINANCIAL INSTRUMENTS FAIR VALUE RISK

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following table summarises the fair values and carrying amounts of financial instruments.

	€ million	€ million	€ million	€ million
			Carrying	Carrying
	Fair value	Fair value	amount	amount
Fair values of financial assets and financial liabilities	2016	2015	2016	2015
Financial assets
Cash and cash equivalents	3,382	2,302	3,382	2,302
Held-to-maturity investments	142	144	142	144
Loans and receivables	398	303	398	303
Available-for-sale financial assets	509	641	509	641
Financial assets at fair value through profit or loss:
Derivatives	91	230	91	230
Other	132	123	132	123
	4,654	3,743	4,654	3,743
Financial liabilities
Preference shares	(125)	(132)	(68)	(68)
Bank loans and overdrafts	(1,147)	(1,067)	(1,146)	(1,064)
Bonds and other loans	(15,844)	(13,509)	(15,053)	(12,703)
Finance lease creditors	(165)	(217)	(143)	(195)
Derivatives	(185)	(124)	(185)	(124)
Other financial liabilities	-	(489)	-	(489)
	(17,466)	(15,538)	(16,595)	(14,643)

122	Financial Statements	Annual Report on Form 20-F 2016

18. FINANCIAL INSTRUMENTS FAIR VALUE RISK CONTINUED

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature. The instruments that have a fair value that is different from the carrying amount are classified as Level 2 for both 2015 and 2016 with exception of preference shares which are classified as Level 1 for both years.

FAIR VALUE HIERARCHY

The fair values shown in notes 15C and 17A have been classified into three categories depending on the inputs used in the valuation technique. The categories used are as follows:

•	Level 1: quoted prices for identical instruments;
•	Level 2: directly or indirectly observable market inputs, other than Level 1 inputs; and
•	Level 3: inputs which are not based on observable market data.

For assets and liabilities which are carried at fair value, the classification of fair value calculations by category is summarised below:

		€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
								Total fair	Total fair
		Level 1	Level 1	Level 2	Level 2	Level 3	Level 3	value	value
	Notes	2016	2015	2016	2015	2016	2015	2016	2015
Assets at fair value
Other cash equivalents	17A	-	-	90	100	-	-	90	100
Available-for-sale financial assets	17A	138	14	98	180	273	447	509	641
Financial assets at fair value through profit or loss:
Derivatives(a)	16C	-	-	226	303	-	-	226	303
Other	17A	-	120	131	-	1	3	132	123

Liabilities at fair value
Derivatives(b)	16C	-	-	(331)	(194)	-	-	(331)	(194)
Contingent consideration	21	-	-	-	-	(380)	(104)	(594)	(179)

(a)	Includes €135 million (2015: €73 million) derivatives, reported within trade receivables, that hedge trading activities.
(b)	Includes €(146) million (2015: €(71) million) derivatives, reported within trade payables, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2015. There were also no significant movements between the fair value hierarchy classifications since 31 December 2015.

The impact in the 2016 income statement due to Level 3 instruments is a gain of €94 million (2015: loss of €45 million).

Reconciliation of Level 3 fair value measurements of financial assets is given below:

Reconciliation of movements in Level 3 valuations	€ million 2016	€ million 2015
1 January	346	475
Gains and losses recognised in profit and loss	94	(45)
Gains and losses recognised in other comprehensive income	(12)	120
Purchases and new issues	(247)	(91)
Sales and settlements	(187)	(113)
Transfers into Level 3	-	-
Transfers out of Level 3	(100)	-
31 December	(106)	346

SIGNIFICANT UNOBSERVABLE INPUTS USED IN LEVEL 3 FAIR VALUES

The largest asset valued using Level 3 techniques is a Split-Dollar Life Insurance of €43 million (2015: €41 million).

A change in one or more of the inputs to reasonably possible alternative assumptions would not change the value significantly.

During the year, an asset with a carrying value of €62 million as at 31 December 2015 (2014: €189 million, 2013: €190 million) was de-recognised. The asset was previously valued using Level 3 techniques and related to an unlisted investment recognised as an available for sale financial asset. The asset was impaired in 2015 but due to unforeseen circumstances, in 2016, this impairment was reversed and the asset disposed for a total consideration of €130 million. The 2016 profit or loss impact of the reversal of the previous impairment was a gain of €63 million recognised within ‘other income/(loss) from non-current investments’. Interest income of €5m was also recognised from this asset in 2016.

CALCULATION OF FAIR VALUES

The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2015.

Annual Report on Form 20-F 2016	Financial Statements	123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

18. FINANCIAL INSTRUMENTS FAIR VALUE RISK CONTINUED

ASSETS AND LIABILITIES CARRIED AT FAIR VALUE

•	The fair values of quoted investments falling into Level 1 are based on current bid prices.
•	The fair values of unquoted available-for-sale financial assets are based on recent trades in liquid markets, observable market rates, discounted cash flow analysis and statistical modelling techniques such as the Monte Carlo simulation. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.
•	Derivatives are valued using valuation techniques with market observable inputs. The models incorporate various inputs including the credit quality of counter-parties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodities.
•	For listed securities where the market is not liquid, and for unlisted securities, valuation techniques are used. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same and discounted cash flow calculations.

OTHER FINANCIAL ASSETS AND LIABILITIES (FAIR VALUES FOR DISCLOSURE PURPOSES ONLY)

•	Cash and cash equivalents, trade and other current receivables, bank loans and overdrafts, trade payables and other current liabilities have fair values that approximate to their carrying amounts due to their short-term nature.
•	The fair values of preference shares and listed bonds are based on their market value.
•	Non-listed bonds, other loans, bank loans and non-current receivables and payables are based on the net present value of the anticipated future cash flows associated with these instruments using rates currently available for debt on similar terms, credit risk and remaining maturities.
•	Fair values for finance lease creditors have been assessed by reference to current market rates for comparable leasing arrangements.

POLICIES AND PROCESSES USED IN RELATION TO THE CALCULATION OF LEVEL 3 FAIR VALUES

Assets valued using Level 3 valuation techniques are primarily made up of long-term cash receivables and unlisted investments. Valuation techniques used are specific to the circumstances involved. Unlisted investments include €172 million (2015: €192 million) of investments within Unilever Ventures companies.

19. PROVISIONS

Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable.

				€ million	€ million
Provisions				2016	2015
Due within one year				390	309
Due after one year				1,033	831
Total provisions				1,423	1,140

	€ million	€ million	€ million	€ million	€ million
Movements during 2016	Restructuring	Legal	Disputed indirect taxes	Other	Total
1 January 2016	188	161	570	221	1,140
Income Statement:
Charges	258	72	154	69	553
Releases	(33)	(51)	(46)	(41)	(171)
Utilisation	(116)	(55)	(38)	(38)	(247)
Currency translation	(6)	(2)	154	2	148
31 December 2016	291	125	794	213	1,423

Restructuring provisions primarily include people costs such as redundancy costs and cost of compensation where manufacturing, distribution or selling agreements are to be terminated.

The Group is involved from time to time in legal and arbitration proceedings arising in the ordinary course of business. As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. Where specific issues arise, provisions are made to the extent appropriate.

Unilever expects the issues relating to these restructuring, legal and other provisions to be substantively resolved within five years.

The provision for disputed indirect taxes is primarily comprised of disputes with Brazilian authorities, in particular relating to tax credits that can be taken for the PIS and COFINS indirect taxes in Brazil. Due to the nature of these disputes, the timing of any utilisation in relation to these provisions is uncertain.

124	Financial Statements	Annual Report on Form 20-F 2016

20. COMMITMENTS AND CONTINGENT LIABILITIES

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership. All other leases are classified as operating leases.

Assets held under finance leases are initially recognised at the lower of fair value at the date of commencement of the lease and the present value of the minimum lease payments. Subsequent to initial recognition, these assets are accounted for in accordance with the accounting policy relating to that specific asset. The corresponding liability is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance costs in the income statement and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Lease payments under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

Contingent liabilities are either possible obligations that will probably not require a transfer of economic benefits, or present obligations that may, but probably will not, require a transfer of economic benefits. It is not appropriate to make provisions for contingent liabilities, but there is a chance that they will result in an obligation in the future. Contingent liabilities are disclosed at the risk adjusted best estimate of the amount that would be required to settle the liability as at the balance sheet date. Where a risk weighting is not available, the maximum exposure is reported.

	€ million	€ million	€ million	€ million	€ million	€ million
Long-term finance lease commitments	Future minimum lease payments 2016	Finance Cost 2016	Present value 2016	Future minimum lease payments 2015	Finance cost 2015	Present value 2015
Buildings(a)	202	75	127	284	105	179
Plant and machinery	18	2	16	18	2	16
	220	77	143	302	107	195
The commitments fall due as follows:
Within 1 year	24	15	9	51	14	37
Later than 1 year but not later than 5 years	69	28	41	85	37	48
Later than 5 years	127	34	93	166	56	110
	220	77	143	302	107	195
(a) All leased land is classified as operating leases. The table below shows the net book value of property, plant and equipment under a number of finance lease agreements.
				€ million	€ million	€ million
Net book value				Buildings	Plant and equipment	Total
Cost				211	134	345
Accumulated depreciation				(79)	(115)	(194)
31 December 2016				132	19	151
Cost				239	154	393
Accumulated depreciation				(82)	(133)	(215)
31 December 2015				157	21	178
The Group has sublet part of the leased properties under finance leases. Future minimum sublease payments of €31 million (2015: €41 million) are expected to be received.
					€ million	€ million
Long-term operating lease commitments					2016	2015
Land and buildings					2,149	2,024
Plant and machinery					692	430
					2,841	2,454

			€ million	€ million	€ million	€ million
Operating lease and other commitments fall due as follows:			Operating leases 2016	Operating leases 2015	Other commitments 2016	Other commitments 2015
Within 1 year			457	410	1,204	919
Later than 1 year but not later than 5 years			1,393	1,187	1,231	830
Later than 5 years			991	857	30	35
			2,841	2,454	2,465	1,784

The Group has sublet part of the leased properties under operating leases. Future minimum sublease payments of €17 million (2015: €5 million) are expected to be received.

Other commitments principally comprise commitments under contracts to purchase materials and services. They do not include commitments to purchase property, plant and equipment, which are reported in note 10 on page 106.

Annual Report on Form 20-F 2016	Financial Statements	125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

20. COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED

CONTINGENT LIABILITIES

Contingent liabilities are possible obligations that are not probable. They arise in respect of litigation against Group companies, investigations by competition, regulatory and fiscal authorities and obligations arising under environmental legislation. In many markets, there is a high degree of complexity involved in the local tax regimes. The majority of contingent liabilities are in respect of fiscal matters.

Assessing the amount of liabilities that are not probable is highly judgemental. Our best estimate of contingent liabilities at 31 December 2016 was €2,360 million (2015: €1,310 million), the largest of which relates to the local corporate reorganisation in 2001 explained further below. There has been no material change in our total contingent liability exposure since 2015. However, in prior years the contingent liabilities in respect of fiscal matters were disclosed on a tax assessment basis whereas in 2016 the basis has been extended to include unassessed years.

During 2004, and in common with many other businesses operating in Brazil, one of our Brazilian subsidiaries received a notice of infringement from the Federal Revenue Service in respect of indirect taxes. The notice alleges that a 2001 reorganisation of our local corporate structure was undertaken without valid business purpose. The 2001 reorganisation was comparable with restructurings done by many companies in Brazil. The original dispute was resolved in the courts in the Group’s favour. However, in 2013 a new assessment was raised in respect of a similar matter. Additionally, during the course of 2014 another notice of infringement was issued based on the same grounds argued in the previous assessments. The total amount of the tax assessments in respect of this matter is €1,464 million. The judicial process in Brazil is likely to take a number of years to conclude.

During 2006, Unilever filed a judicial measure to obtain the right to exclude the Brazilian ICMS indirect tax from the taxable base for the Brazilian PIS and COFINS indirect taxes, and obtained a favourable decision in 2007. In November 2016, this favourable decision was reversed on appeal to a higher court. The Group intends to appeal this decision. The total amount of the tax assessments in respect of this matter is €655 million.

The Group believes that the likelihood that the tax authorities will ultimately prevail is low, however there can be no guarantee of success in court. In each case we believe our position is strong so they have not been provided for and are considered to be contingent liabilities.

21. ACQUISITIONS AND DISPOSALS

Business combinations are accounted for using the acquisition accounting method as at the acquisition date, which is the date at which control is transferred to the Group.

Goodwill is measured at the acquisition date as the fair value of consideration transferred, plus non-controlling interests and the fair value of any previously-held equity interests less the net recognised amount (which is generally fair value) of the identifiable assets and liabilities assumed. Goodwill is subject to an annual review for impairment (or more frequently if necessary) in accordance with our accounting policies. Any impairment is charged to the income statement as it arises.

Contingent consideration is measured at fair value with changes being recognised in the income statement. All other deferred consideration is held at amortised cost. Consideration transferred does not include amounts related to settlement of pre-existing relationships. Such amounts are generally recognised in net profit.

Transaction costs are expensed as incurred, other than those incurred in relation to the issue of debt or equity securities.

Changes in ownership that do not result in a change of control are accounted for as equity transactions and therefore do not have any impact on goodwill. The difference between consideration and the non-controlling share of net assets acquired is recognised within equity.

126	Financial Statements	Annual Report on Form 20-F 2016

21. ACQUISITIONS AND DISPOSALS CONTINUED

2016

In 2016, the Group completed the following business acquisitions and disposals as listed below. Total consideration for 2016 acquisitions is €2,069 million (2015: €2,011 million for acquisitions completed during that year). More information related to the 2016 acquisitions is given on page 22.

DEAL COMPLETION DATE	ACQUIRED/DISPOSED BUSINESS

31 March 2016	Sold the bread and bakery business under the brand ‘Modern’ in India to Nimman Foods Private Limited, part of the Everstone Group.

7 April 2016	Acquired Indulekha and Vayodha brands from Mosons Group.

6 May 2016	Sold local Alberto Culver brands Antiall, Farmaco, Veritas, the rights for VO5 in Argentina and a manufacturing plant to Santiago Saenz.

31 July 2016	Sold the Rice Exports business in India to LT Foods Middle East DMCC, a Group company of LT Foods Limited.

10 August 2016	Acquired Dollar Shave Club, a subscription-based direct-to-consumer male grooming business.

20 October 2016	Acquired Seventh Generation, a North American home and personal care eco-friendly naturals business.

1 December 2016	Acquired Blueair, a supplier of innovative mobile indoor air purification technologies and solutions.

On 1 June 2016 the Group announced that it had signed an agreement with Coca-Cola FEMSA and The Coca-Cola Company to sell the AdeS soy beverage business in Latin America for an aggregate amount of US$575 million. Subject to regulatory approval, the transaction is expected to complete during the first quarter of 2017.

On 16 December 2016 the Group announced that it had signed an agreement to purchase Living Proof Inc., an innovative premium hair care business. The transaction completed on 1 February 2017 after receiving regulatory approval. Due to the proximity of deal completion to the issuance of the financial statements, no valuation work has commenced and no provisional numbers have been disclosed in the notes to the consolidated financial statements.

EFFECT ON CONSOLIDATED INCOME STATEMENT

Since the acquisition dates the 2016 acquisitions above have contributed €149 million to Group revenue and €21 million loss to Group operating profit.

If all the above acquisitions had taken place at the beginning of the year, Group revenue would have been €53,127 million and Group operating profit would have been €7,807 million.

2015

In 2015, the Group completed the following business acquisitions listed below. The acquisition accounting has been finalised and subsequent changes to the provisional numbers published last year were immaterial.

DEAL COMPLETION DATE	ACQUIRED BUSINESS

1 May 2015	Acquired REN Skincare, a prestige Personal Care business with an iconic British skin care brand.

1 May 2015	Camay and Zest brands acquired from The Procter & Gamble Company. In addition a manufacturing site was acquired.

6 May 2015	Acquired Kate Somerville Skincare, a prestige Personal Care business with a leading independent skin care brand.

1 August 2015	Acquired Dermalogica, a prestige Personal Care business with the leading skin care brand in professional salons and spas. The assets acquired were principally the Dermalogica brand.

1 September 2015	Murad, the leading clinical skin care brand, part of our prestige Personal Care business.

30 September 2015	Acquired Grom, a premium Italian gelato business.

Annual Report on Form 20-F 2016	Financial Statements	127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

21. ACQUISITIONS AND DISPOSALS CONTINUED

EFFECT ON CONSOLIDATED BALANCE SHEET

The following table sets out the effect of the acquisitions in 2016, 2015 and 2014 on the consolidated balance sheet. The fair values currently established for all acquisitions made in 2016 are provisional. Detailed information relating to goodwill is given in note 9 on pages 104 to 106.

	€ million	€ million	€ million
Acquisitions	2016	2015	2014
Net assets acquired	929	999	240
Goodwill arising in subsidiaries	1,140	1,012	184
Total consideration	2,069	2,011	424

In 2016 the net assets acquired and total consideration consist of:

€ million
2016
Intangible assets	1,147
Other non-current assets	115
Trade and other receivables	44
Other current assets	122
Non-current liabilities	(398)
Current liabilities	(101)
Net assets acquired	929
Cash consideration	1,640
Deferred consideration	429
Total consideration	2,069
Goodwill	1,140

No contingent liabilities were acquired in the acquisitions described above.

Deferred consideration includes future payments which are contingent on acquired businesses achieving or exceeding contractually agreed financial targets within a predetermined timescale. These payments fall due up until 2021 with the maximum possible total payment of €1,950 million. A financial liability representing the best estimate of the Group’s future cash outflows is recognised in other current liabilities and other non-current liabilities on the balance sheet. This is initially recorded at fair-value and revalued at each reporting date with movements in fair value taken to the income statement.

At 31 December 2016, the balance held in deferred consideration for acquisitions is €594 million (2015: €179 million), of which contingent consideration is €380 million (2015: €104 million).

Goodwill represents the future value which the Group believes it will obtain through operational synergies and the application of acquired company ideas to existing Unilever channels and businesses.

The table below shows the impact of all disposals during the year on the Group. The results of disposed businesses are included in the consolidated financial statements up to their date of disposal:

	€ million	€ million	€ million
Disposals	2016	2015	2014
Goodwill and intangible assets	85	47	229
Other non-current assets	29	2	106
Current assets	5	23	50
Trade creditors and other payables	-	(2)	(5)
Net assets sold	119	70	380
(Gain)/loss on recycling of currency retranslation on disposal	-	-	(76)
Profit/(loss) on sale attributable to Unilever	(95)	(9)	1,392
Consideration	24	61	1,696

Cash	16	62	1,727
Cash balances of businesses sold	8	(1)	(4)
Non-cash items and deferred consideration	-	-	(27)
	24	61	1,696

128	Financial Statements	Annual Report on Form 20-F 2016

22. ASSETS AND LIABILITIES HELD FOR SALE

Non-current assets and groups of assets and liabilities which comprise disposal groups are classified as ‘held for sale’ when all of the following criteria are met: a decision has been made to sell; the assets are available for sale immediately; the assets are being actively marketed; and a sale has been agreed or is expected to be concluded within 12 months of the balance sheet date.

Immediately prior to classification as held for sale, the assets or groups of assets are remeasured in accordance with the Group’s accounting policies. Subsequently, assets and disposal groups classified as held for sale are valued at the lower of book value or fair value less disposal costs. Assets held for sale are not depreciated.

	€ million 2016	€ million 2015
Groups of assets held for sale(a)
Goodwill and intangibles	98	43
Property, plant and equipment	46	73
Inventories	34	35
Trade and other receivables	1	3
Other	5	5
	184	159
Non-current assets held for sale
Property, plant and equipment	22	20
Liabilities held for sale
Liabilities associated with assets held for sale	1	6

(a)	Groups of assets held for sale are primarily assets of the AdeS soy beverage business in Latin America. Refer to note 21 on pages 126 to 128.

23. RELATED PARTY TRANSACTIONS

A related party is a person or entity that is related to the Group. These include both people and entities that have, or are subject to, the influence or control of the Group.

The following related party balances existed with associate or joint venture businesses at 31 December:

Related party balances	€ million 2016	€ million 2015
Trading and other balances due from joint ventures	115	116
Trading and other balances due from/(to) associates	-	-

JOINT VENTURES

Sales by Unilever group companies to Unilever Jerónimo Martins and Pepsi Lipton joint ventures were €118 million and €69 million in 2016 (2015: €121 million and €69 million) respectively. Sales from Unilever Jerónimo Martins and from Pepsi Lipton joint ventures to Unilever group companies were €66 million and €51 million in 2016 (2015: €46 million and €51 million) respectively. Balances owed by/(to) Unilever Jerónimo Martins and Pepsi Lipton joint ventures at 31 December 2016 were €119 million and €(4) million (2015: €121 million and €(5) million) respectively.

ASSOCIATES

Langholm Capital Partners invests in private European companies with above-average longer-term growth prospects.

Langholm Capital II was launched in 2009. Unilever has invested €57 million in Langholm Capital II, with an outstanding commitment at the end of 2016 of €18 million (2015: €20 million).

Annual Report on Form 20-F 2016	Financial Statements	129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

24. 2014 PURCHASE OF ESTATE SHARES CONVERTIBLE TO UNILEVER PLC SHARES IN 2038

The first Viscount Leverhulme was the founder of the company which became Unilever PLC. When he died in 1925, he left in his will a large number of PLC shares in various trusts. When the will trusts were varied in 1983, the interests of the beneficiaries of his will were also preserved. Four classes of special shares were created in Margarine Union (1930) Limited, a subsidiary of PLC.

One of these classes of shares (‘Estate shares’) has rights that enable it to be converted at the end of the year 2038 to 70,875,000 Unilever PLC ordinary shares. Before this date, these shares have no rights to dividends nor do they allow early conversion. There are 20,000 Estate shares with a nominal value of £0.01 each.

On 19 May 2014, Unilever PLC purchased all of the Estate shares for a cash consideration of £715 million plus transaction costs. The resulting loss of €880 million, being the difference between the nominal value and the amount paid, was recorded in retained earnings. Unilever does not intend to re-sell these shares.

25. REMUNERATION OF AUDITORS

This note includes all amounts paid to the Group’s auditors, whether in relation to their audit of the Group or otherwise.

During the year the Group (including its subsidiaries) obtained the following services from the Group auditors and its associates:

	€ million 2016		€ million 2015		€ million 2014
Fees payable to the Group’s auditors for the audit of the consolidated and parent company accounts of Unilever N.V. and Unilever PLC(a)	4		5		5

Fees payable to the Group’s auditors for the audit of accounts of subsidiaries of Unilever N.V. and Unilever PLC pursuant to legislation(b)	10		9		9

Total statutory audit fees(c)	14		14		14

Audit-related assurance services	–	(d)	–	(d)	–	(d)
Other taxation advisory services	–	(d)	–	(d)	–	(d)
Services relating to corporate finance transactions	–		–		–
Other assurance services	–	(d)	–	(d)	–	(d)
All other non-audit services	–	(d)	–	(d)	–	(d)

(a)	Of which €1 million was payable to KPMG Accountants N.V. (2015: €1 million; 2014: €1 million) and €3 million was payable to KPMG LLP (2015: €4 million; 2014: €4 million).
(b)	Comprises fees payable to the KPMG network of independent member firms affiliated with KPMG International Cooperative for audit work on statutory financial statements and Group reporting returns of subsidiary companies.
(c)	Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2015: less than €1 million individually and in aggregate; 2014: less than €1 million individually and in aggregate).
(d)	Amounts paid in relation to each type of service are individually less than €1 million. In aggregate the fees paid were €1 million (2015: €1 million; 2014: less than €1 million).

26. EVENTS AFTER THE BALANCE SHEET DATE

Where events occurring after the balance sheet date provide evidence of conditions that existed at the end of the reporting period, the impact of these events is adjusted within the financial statements. Otherwise, events after the balance sheet date of a material size or nature are disclosed below.

On 26 January 2017 Unilever announced a quarterly dividend with the 2016 fourth quarter results of €0.3201 per NV ordinary share and £0.2768 per PLC ordinary share.

On 1 February 2017 the Group completed the acquisition of Living Proof Inc.

130	Financial Statements	Annual Report on Form 20-F 2016

27. GROUP COMPANIES

AS AT 31 DECEMBER 2016

In accordance with section 409 of the Companies Act 2006 a list of subsidiaries, partnerships, associates, and joint ventures as at 31 December 2016 is set out below. All subsidiary undertakings are subsidiary undertakings of their immediate parent undertaking(s) pursuant to section 1162 (2) (a) of the Companies Act 2006 unless otherwise indicated – see the notes on page 143. All subsidiary undertakings not included in the consolidation are not included because they are not material for such purposes. All associated undertakings are included in the Unilever Group’s financial statements using the equity method of accounting unless otherwise indicated – see the notes on page 143.

Principal group companies are identified in bold. These companies are incorporated and principally operate in the countries under which they are shown.

The aggregate percentage of capital held by the Group is shown in the first column, except where it is 100%.

SUBSIDIARY UNDERTAKINGS INCLUDED IN THE CONSOLIDATION

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
72.50	Algeria	Unilever Algérie SPA	NV 72.50	DZD1,000.00 Ordinary	Zone Industrielle Hassi Ameur Oran 31000
	Argentina	Alimentos de Soja S.A.U.	NV 64.55 PLC 35.45	ARA1.00 Ordinary	Tucumán 1, Piso 4°, Cdad. de Buenos Aires
	Argentina	Arisco S.A.	NV 64.55 PLC 35.45	ARA1.00 Ordinary	Tucumán 1, Piso 4°, Cdad. de Buenos Aires
	Argentina	Helket S.A.	NV 64.55 PLC 35.45	ARA1.00 Ordinary	Mendoza km 7/8 – Pocitos, San Juan
98	Argentina	S.A.G.R.A. S.A.	NV 63.26 PLC 34.74	ARA1.00 Ordinary	Tucumán 1, Piso 4°, Cdad. de Buenos Aires
	Argentina	Unilever de Argentina S.A.	NV 64.55 PLC 35.45	ARA1.00 Ordinary	Tucumán 1, Piso 4°, Cdad. de Buenos Aires
	Australia	Ben & Jerry’s Franchising Australia Limited	PLC 100	AUD1.00 Ordinary	Level 17, 2-26 Park Street, Sydney, NSW 2000
	Australia	Dermalogica Holdings Pty Limited	PLC 100	AUD1.00 Ordinary	111 Chandos Street, Crows Nest, NSW 2065
	Australia	Dermalogica Pty Limited	PLC 100	AUD2.00 Ordinary	111 Chandos Street, Crows Nest, NSW 2065
	Australia	DSC Australia Pty Limited	NV 55.40 PLC 44.60	AUD1.00 Ordinary	DLA Piper Australia, Level 38, 201 Elizabeth Street, Sydney, NSW 2000
	Australia	Tea Too Pty Limited	PLC 100	AUD1.00 Ordinary	Level 17, 2-26 Park Street, Sydney, NSW 2000
	Australia	TIGI Australia Pty Limited	PLC 100	AUD1.00 Ordinary-A	Level 17, 2-26 Park Street, Sydney, NSW 2000
			PLC 100	AUD1.00 Ordinary-B
	Australia	Unilever Australia (Holdings) Pty Limited	PLC 100	AUD1.00 Ordinary	Level 17, 2-26 Park Street, Sydney, NSW 2000
	Australia	Unilever Australia Group Partnership	PLC 100	Partnership Interest	Level 17, 2-26 Park Street, Sydney, NSW 2000
	Australia	Unilever Australia Group Pty Limited	PLC 100	AUD2.00 Ordinary	Level 17, 2-26 Park Street, Sydney, NSW 2000
	Australia	Unilever Australia Limited	PLC 100	AUD1.00 Ordinary	Level 17, 2-26 Park Street, Sydney, NSW 2000
	Australia	Unilever Australia Supply Services Limited	PLC 100	AUD1.00 Ordinary	Level 17, 2-26 Park Street, Sydney, NSW 2000
	Australia	Unilever Australia Trading Limited	PLC 100	AUD1.00 Ordinary	Level 17, 2-26 Park Street, Sydney, NSW 2000
	Austria	Delico Handels GmbH	NV 100	EUR36,337.00 Ordinary	Stella-Klein-Löw Weg 13, 1023 Wien
	Austria	Kuner Nahrungsmittel GmbH	NV 100	EUR36,336.00 Ordinary	Stella-Klein-Löw Weg 13, 1023 Wien
	Austria	Intuiskin GmbH	NV 100	EUR35,000.00 Ordinary	Seilerstätte 13, 1010, Wien
	Austria	TIGI Handels GmbH	NV 100	EUR36,336.00 Ordinary	Stella-Klein-Löw Weg 13, 1023 Wien
	Austria	ULPC Handels GmbH	NV 100	EUR218,019.00 Ordinary	Stella-Klein-Löw Weg 13, 1023 Wien
	Austria	Unilever Austria GmbH	NV 100	EUR10,000,000.00 Ordinary	Stella-Klein-Löw Weg 13, 1023 Wien
	Austria	Unilever BCS Austria GmbH	NV 55.40 PLC 44.60	EUR35,000.00 Ordinary	Stella-Klein-Löw Weg 13, 1023 Wien
60.75	Bangladesh	Unilever Bangladesh Limited	NV 0 PLC 60.75	BDT100.00 Ordinary	51 Kalurghat Heavy Industrial Area, Kalurghat, Chittagong
	Belgium	Intuiskin SPRL	NV 100	EUR185.50 Ordinary	Rond-Point Schuman, 6 Box 5, 1040 Ettebeek
	Belgium	Unilever BCS Belgium NV/SA	NV 55.40 PLC 44.60	No Par Value Ordinary	Humaniteitslaan 292, 1190 Brussels
	Belgium	Unilever Belgium NV/SA	NV 100	No Par Value Ordinary	Humaniteitslaan 292, 1190 Brussels
	Belgium	Unilever Belgium Services SA/NV	NV 100	No Par Value Ordinary	Humaniteitslaan 292, 1190 Brussels
	Belgium	Unilever Lipton Tea NV/SA	NV 100	EUR1.00 Ordinary	Humaniteitslaan 292, 1190 Brussels
	Bolivia	Unilever Andina Bolivia S.A.	NV 100	BOB10.00 Ordinary	Av. Blanco Galindo Km. 10.4 Cochabamba
	Brazil	Alberto Culver Participacoes Limitada	NV 55.40 PLC 44.60	BRL1.00 Quotas	Rua Líbero Badaró, 293 – 27° Floor – Suite 27D, Room 18 – São Paulo/SP
	Brazil	Alberto-Culver do Brasil Cosmeticos Limitada	NV 55.40 PLC 44.60	BRL1.00 Quotas	Rua Caio Prado, 267 – Room 13, São Paulo/SP
	Brazil	Euphoria Ice Cream Comercio de Alimentos Limitada	NV 64.55 PLC 35.45	BRL1.00 Quotas	São Paulo, Estado de São Paulo, na Rua Pedroso Alvarenga, 1046, sala 147, Itaim Bibi, CEP 04531-004
	Brazil	Cicanorte Industria de Conservas Alimenticas S.A.	NV 64.55 PLC 35.45	BRL2.80 Ordinary	Rod. BR 101-Norte, s/n, km. 43,6 – Room 4, Igarassu /PE
	Brazil	RGG – Comércio E Representações De Produtos De Higiene Pessoal Limitada	NV 64.55 PLC 35.45	BRL1.00 Quotas	Av. Presidente Juscelino Kubitschek, 1.309 –13° floor – Room 19 – São Paulo/SP
	Brazil	Sorvete Escola Comercio de Alimentos Limitada	NV 64.55 PLC 35.45	BRL1.00 Quotas	Rua Pedroso Alvarenga, 1046, Suit 146, Itaim Bibi, Sao Paulo
	Brazil	UB 4 – Comércio de Produtos de Limpeza Limitada	NV 64.55 PLC 35.45	BRL1.00 Quotas	Av. Presidente Juscelino Kubitschek, 1.309 –13° floor – Room 29 – São Paulo/SP
	Brazil	UBA 2 – Comércio e Representação de Alimentos Limitada	NV 64.55 PLC 35.45	BRL1.00 Quotas	Av. Presidente Juscelino Kubitschek, 1.309 –13° floor – Room 21 – São Paulo/SP
	Brazil	UBI 2 – Comercio de Alimentos Limitada	NV 64.55 PLC 35.45	BRL1.00 Quotas	Av. Presidente Juscelino Kubitschek, 1.309 –13° floor – Room 24 – São Paulo/SP
	Brazil	UBI 4 – Comércio de Alimentos Limitada	NV 64.55 PLC 35.45	BRL1.00 Quotas	Av. Presidente Juscelino Kubitschek, 1.309 –13° floor – Room 28 – São Paulo/SP
	Brazil	Unilever Brasil Gelados do Nordeste S.A.	NV 64.55 PLC 35.45	No Par Value Ordinary – A	Rod. BR 232, s/n, km. 13 – Jaboatão dos Guararapes/PE
			NV 64.55 PLC 35.45	No Par Value Ordinary – B
	Brazil	Unilever Brasil Gelados Limitada	NV 64.55 PLC 35.45	BRL1.00 Quotas	Av. Presidente Juscelino Kubitschek, 1.309 –13° floor – Room 23
	Brazil	Unilever Brasil Industrial Limitada	NV 64.55 PLC 35.45	BRL1.00 Quotas	Av. Presidente Juscelino Kubitschek, 1.309 –13° floor – Room 4
	Brazil	Unilever Brasil Limitada	NV 64.55 PLC 35.45	BRL1.00 Quotas	Av. Presidente Juscelino Kubitschek, 1.309 –12° floor – Room 23, part of 13° floor and 14° floor – São Paulo/SP
50	Brazil	UP! Alimentos Limitada	NV 32.28 PLC 17.72	BRL1.00 Quotas	Av. Escola Politécnica, 760, 2° Floor – Room 6 – São Paulo/SP
99	Brazil	Veritas do Brazil Limitada	NV 63.90 PLC 35.10	BRL1.00 Quotas	Av. Marechal Floriano, 19 – Room 1001 Part – Rio de Janeiro/RJ
	Bulgaria	Unilever BCS Bulgaria EOOD	NV 55.40 PLC 44.60	BGN1,000.00 Ordinary	City of Sofia, Borough Mladost, 1, Business Park, Building 3, Floor 1

Annual Report on Form 20-F 2016	Financial Statements	131

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
	Bulgaria	Unilever Bulgaria EOOD	NV 100	BGN1,000.00 Ordinary	City of Sofia, Borough Mladost, 1, Business Park, Building 3, Floor 1
	Cambodia	Unilever (Cambodia) Limited	NV 100	KHR20,000.00 Ordinary	No. 443A Street 105, Sangkat Boeung Pralit, Khan 7 Makara Phnom Penh Capital
	Canada	Dermalogica Canada Limited	PLC 100	No Par Value Class A	3081, 3rd Avenue, Whitehorse, Yukon Territory, Y1A 4Z7
Common
	Canada	DSC Canada, Inc	NV 55.40 PLC 44.60	CAD0.01 Common	P.O. Box 49130, 2900 – 595 Burrard Street, Vancouver BC V7X 1J5
	Canada	Rexdale Property Inc.	NV 55.40 PLC 44.60	No Par Value Common	195 Belfield Road, Rexdale, Toronto, Ontario M9W 1G9
	Canada	Seventh Generation Family & Home ULC	NV 55.40 PLC 44.60	No Par Value Common	800-885 West Georgia Street, Vancouver BC V6C 3H1
	Canada	Unilever BCS Canada Inc.	NV 55.40 PLC 44.60	No Par Value Common	195 Belfield Road, Rexdale, Toronto, Ontario M9W 1G9
	Canada	4012208 Canada Inc.	NV 64.54 PLC 35.46	No Par Value Common	1000 rue de la Gauchetière Ouest, Bureau 2500, Montreal H3B 0A2
	Canada	Unilever Canada Inc.	NV 64.54 PLC 35.46	No Par Value Class A	160 Bloor Street East, Suite 1400, Toronto ON M4W 3R2
			NV 64.54 PLC 35.46	No Par Value Class B
			PLC 100	No Par Value Class C
			NV 64.54 PLC 35.46	No Par Value Class II
Common
			NV 64.54 PLC 35.46	No Par Value Class III
Common
	Chile	Unilever Chile Limitada	NV 64.55 PLC 35.45	Membership Interest	Av. Carrascal N°3351, Quinta Normal, Santiago
	Chile	Unilever Chile SCC Limitada	NV 64.55 PLC 35.45	Membership Interest	Av. Carrascal N°3351, Quinta Normal, Santiago
	China	Blueair Shanghai Sales Co. Limited	NV 100	RMB1,000,000	Noreste de la Terminal de Contenedores Mariel, aproximadamente 1.6 km, en el Municipio Mariel, Provincia Artemisa
67.71	China	Ningbo Qinyuan Marketing Services Co.	NV 67.71 PLC 0	CNY1.00 Ordinary	298, Seaside Avenue, Hangzhou Bay New Zone
Limited
67.71	China	Ningbo Qinyuan Water Equipment Co.	NV 67.71 PLC 0	CNY1.00 Ordinary	358, Ci Yi Road, Hangzhou Bay New Zone
Limited
67.71	China	Qinyuan Group Co. Limited	NV 67.71 PLC 0	CNY1.00 Ordinary	Seaside Avenue, Cixi Econimce and Technical Development Zone (Hangzhou Bay New Zone)
67.71	China	Shanghai Qinyuan Environment Protection	NV 67.71 PLC 0	CNY1.00 Ordinary	Room 23, Hall 5, No. 38, Lane 168, Xing Fu Li Road, Fenjing Town,
		Technology Co. Limited			Jinsham District, Shanghai 201100
	China	Unilever (China) Investing Company Limited	NV 100	USD1.00 Ordinary	No.33 North Fuquan Road, Shanghai, 200335,
	China	Unilever (China) Limited	NV 100	USD1.00 Ordinary	88 Jinxiu Avenue, Hefei Economic and Technology Development
Zone, Hefei, 230601
	China	Unilever (Tianjin) Company Limited	NV 100	USD1.00 Ordinary	Jingyi Road and Weiliu Road, Tianjin Airport Economic Area, Tianjin
	China	Unilever Foods (China) Co. Limited	NV 100	USD1.00 Ordinary	1068 Ting Wei Road, Jinshanzui Industrial Region, Jinshan District, Shanghai
	China	Unilever Services (Hefei) Co. Limited	NV 100	CNY1.00 Ordinary	88 Jinxiu Avenue, Hefei Economic and Technology Development Zone, Hefei, 230601
	China	Unilever (Sichuan) Company Limited	NV 100	USD1.00 Ordinary	No. 1 Unilever Avenue, Pengshan Country, Sichuan Province 610016
	China	Walls (China) Co. Limited	NV 100	USD1.00 Ordinary	No.16 Wanyuan Road, Beijing E&T Development, Beijing 100076
67.71	China	Zhejiang Qinyuan Water Treatment	NV 67.71 PLC 0	CNY1.00 Ordinary	358, Ci Yi Road, Hangzhou Bay New Zone
Technology Co. Limited
	Colombia	Unilever Colombia SCC S.A.S.	NV 100	COP100.00 Ordinary	Av. El Dorado, No. 69B-45. Bogota Corporate Center Piso 7, Bogotá
	Colombia	Unilever Andina Colombia Limitada	NV 100	COP100.00 Ordinary	Av. El Dorado, No. 69B-45. Bogota Corporate Center Piso 7, Bogotá
	Costa Rica	Unilever de Centroamerica S.A.	NV 100	CRC1.00 Ordinary	La Asunción de Belén, Planta Industrial Lizano, Autopista Bernardo Soto
	Costa Rica	Unilever Costa Rica SCC S.A.	NV 100	CRC1000.00 Ordinary	Provincia de Heredia, Cantón Belén, Distrito de la Asunción,
de la intersección Cariari- Belén, 400 Mts. Oeste, 800 Mts., al Norte
89.98	Cote D’Ivoire	Unilever-Cote D’Ivoire	NV 0 PLC 89.98	XOF5,000.00 Ordinary	01 BP 1751 Abidjan 01, Boulevard de Vridi
	Cote D’Ivoire	Unilever Afrique de l’Ouest	PLC 100	CFA 10,000.00 Ordinary	Abidjan-Marcory, Boulevard Valery Giscard d’Estaing,
Immeuble Plein Ciel, Business Center, 26 BP 1377, Abidjan 26
	Croatia	Unilever Hrvatska d.o.o.	NV 100	HRK1.00 Ordinary	Strojarska cesta 20, 10000 Zagreb
84	Cyprus	Unilever Tseriotis Cyprus Limited	NV 0 PLC 84	EUR1.00 Ordinary	Head Offices, 195C Old Road Nicosia Limassol, CY-2540 Idalion
Industrial Zone – Nicosia
	Czech	Unilever BCS ČR, spol. s r.o.	NV 55.40 PLC 44.60	CZK100,000.00 Ordinary	Rohanské nábřeží 670/17, Karlín, Praha 8, 186 00
Republic
	Czech	Unilever ČR, spol. s r.o.	PLC 100	CZK210,000.00 Ordinary	Rohanské nábřeží 670/17, Karlín, Praha 8, 186 00
Republic
	Denmark	Unilever BCS Danmark A/S	NV 55.40 PLC 44.60	DKK1,000.00 Ordinary	Ørestads Boulevard 73, 2300 København S
	Denmark	Unilever Danmark A/S	NV 100	DKK1,000.00 Ordinary	Ørestads Boulevard 73, 2300 København S
	Denmark	Unilever Production ApS	NV 100	DKK100.00 Ordinary	Petersmindevej 30, 5000 Odense C
73.64	Denmark	Froosh ApS	NV 0 PLC 73.64	DKK1,000.00 Ordinary	Lindgreens Alle 12, 3 Sal, 2300 København S
	Dominican	Unilever Caribe, S.A.	NV 100	DOP1,000.00 Ordinary	Ave. Winston Churchill, Torre Acrópolis Piso 17, Santo Domingo
Republic
	Ecuador	Unilever Andina Ecuador S.A.	NV 100	USD1.00 Ordinary	Km 25 Vía a Daule, Guayaquil
	Egypt	Fine Tea Co (SAE)	PLC 100	EGP2.00 Ordinary	Bourg El-Arab City, Alexandria
	Egypt	Unilever Mashreq – Foods (SAE)	PLC 100	EGP20.00 Ordinary	Bourg El-Arab City, Alexandria
	Egypt	Unilever Mashreq – Home Care (SAE)	PLC 100	EGP2.00 Ordinary	6th of October City, 4th Industrial Zone, Piece Number 68, Giza
	Egypt	Unilever Mashreq International Company	PLC 100	USD1000.00 Ordinary	14th May Bridge, Ezbet Hegazy, Alexandria
60	Egypt	Unilever Mashreq Trading LLC	NV 0 PLC 60	EGP10.00 Ordinary	Industrial Zone – 14th May Bridge, Smouha, Alexandria
	Egypt	Unilever Mashreq – Personal Care (SAE)	PLC 100	EGP10.00 Ordinary	6th of October City, 4th Industrial Zone, Piece Number 68, Giza
	Egypt	Unilever Mashreq – Tea (SAE)	PLC 100	EGP100.00 Ordinary	Bourg El-Arab City, 1st Industrial Zone, Block 11, Piece Number 5,
Alexandria
	El Salvador	Unilever El Salvador SCC S.A. de C.V.	NV 100	USD1.00 Ordinary	Boulevard del Ejercito Nacional, Km. 3 1/2, San Salvador
	El Salvador	Unilever de Centro America S.A.	NV 100	USD100.00 Ordinary	Boulevard del Ejercito Nacional, Km. 3 1/2, San Salvador
	England	Accantia Group Holdings	NV 5.61 PLC 94.39	GBP0.01 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	and Wales	(unlimited company)
	England	Alberto-Culver (Europe) Limited	NV 55.40 PLC 44.60	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
and Wales

132	Financial Statements	Annual Report on Form 20-F 2016

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
	England and Wales	Alberto-Culver Company (U.K.) Limited	NV 5.61 PLC 94.39	GBP1.00 Ordinary	Unilever House, Springfield Drive, Leatherhead, KT22 7GR
	England and Wales	Alberto-Culver Group Limited	NV 55.40 PLC 44.60	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	Alberto-Culver UK Holdings Limited	NV 55.40 PLC 44.60	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and	Alberto-Culver UK Products Limited	NV 55.40 PLC 44.60	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales		NV 55.40 PLC 44.60	GBP5.00 Preference
	England and Wales	Associated Enterprises Limited°	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	BBG Investments (France) Limited	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	Brooke Bond Assam Estates Limited	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	Brooke Bond Group Limited°	PLC 100	GBP0.25 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and	Brooke Bond South India Estates Limited°	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales		PLC 100	GBP1.00 Redeemable Preference
	England and Wales	CPC (UK) Pension Trust Limited	PLC 100	Limited by Guarantee	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	Dermalogica (UK) Limited	PLC 100	GBP1.00 Ordinary	The Manser Building, Thorncroft Manor, Thorncroft Drive, Dorking, KT22 8JB
	England and Wales	Intuiskin Limited	NV 100	GBP1.00 Ordinary	16 Great Queen Street, Covent Garden, London, WC2B 5AH
	England and	Margarine Union (1930) Limited°	PLC 100	GBP0.01 Estate	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales		PLC 100	GBP1.00 Ordinary
			PLC 100	GBP1.00 Viscountcy
	England and Wales	MBUK Trading Limited	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	Mixhold Investments Limited	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	Murad Europe Limited	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	Ren Limited	PLC 100	GBP1.00 Ordinary	1st Floor, 16 Charles II Street, London, SW1Y 4QU
	England and Wales	Ren Skincare Limited	PLC 100	GBP1.00 Ordinary	The Edison, 223 – 231 Old Marylebone Road, London, NW1 5QT
	England and Wales	T2 Tea (UK) Limited	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	TIGI Holdings Limited	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	TIGI International Limited	PLC 100	GBP1.00 Ordinary	Unilever House, Springfield Drive, Leatherhead, KT22 7GR
	England and Wales	TIGI Limited	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	Toni & Guy Products Limited°	PLC 100	GBP0.001 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	UAC International Limited	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	UML Limited	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	Unidis Forty Nine Limited	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and	Unilever Australia Investments Limited	PLC 100	AUD10.00 Ordinary-A	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales		PLC 100	GBP1.00 Ordinary
	England and	Unilever Australia Partnership Limited	PLC 100	AUD10.00 Ordinary-A	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales		PLC 100	GBP1.00 Ordinary
	England and	Unilever Australia Services Limited	PLC 100	AUD10.00 Ordinary-A	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales		PLC 100	GBP1.00 Ordinary
	England and Wales	Unilever BCS Limited	NV 55.40 PLC 44.60	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and	Unilever BCS UK Limited°	NV 55.40 PLC 44.60	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales		PLC 100	GBP1.00 Redeemable Golden Share
	England and Wales	Unilever BCS UK Services Limited°	NV 55.40 PLC 44.60 PLC 100	GBP1.00 Ordinary GBP1.00 Redeemable Golden Share	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	Unilever Company for Industrial Development Limited	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	Unilever Company for Regional Marketing and Research Limited	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	Unilever Corporate Holdings Limited°	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	Unilever Employee Benefit Trustees Limited	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	Unilever General Partner (Colworth Park) Limited	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY

Annual Report on Form 20-F 2016	Financial Statements	133

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
	England	Unilever Innovations Limited	PLC 100	GBP1.00 Deferred	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	and Wales		PLC 100	GBP0.10 Ordinary
	England and Wales	Unilever Overseas Holdings Limited°	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England	Unilever Pension Trust Limited	PLC 100	GBP1.00 Ordinary	Unilever House, Springfield Drive, Leatherhead, KT22 7GR
and Wales
	England and Wales	Unilever Superannuation Trustees Limited	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	Unilever U.K. Central Resources Limited	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England and Wales	Unilever U.K. Holdings Limited°	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England	Unilever UK & CN Holdings Limited	PLC 100	GBP10.00 Class A	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	and Wales			Redeemable Preference
			PLC 100	GBP10.00 Class B
Redeemable Preference
			PLC 100	GBP1.00 Ordinary-A
			PLC 100	GBP1.00 Ordinary-B
	England	Unilever UK Group Limited	NV 49.86 PLC 50.14	GBP1.00 Ordinary-A	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	and Wales		NV 1.67 PLC 98.33	GBP1.00 Ordinary-B
			NV 5.61 PLC 94.39	GBP1.00 Ordinary-C
	England and Wales	Unilever UK Limited	NV 5.61 PLC 94.39	GBP1.00 Ordinary	Unilever House, Springfield Drive, Leatherhead, KT22 7GR
	England and Wales	Unilever UK Pension Fund Trustees Limited	PLC 100	GBP1.00 Ordinary	Unilever House, Springfield Drive, Leatherhead, KT22 7GR
	England and Wales	Unilever US Investments Limited°	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
86.25	England and Wales	Unilever Ventures III Limited Partnership	NV 57.50 PLC 28.75	Partnership Interest	1st Floor, 16 Charles II Street, London, SW1Y 4QU
	England and Wales	Unilever Ventures Limited	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	England	United Holdings Limited°	PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	and Wales		NV 99.67 PLC 0.33	GBP500.00 Preferred
	England and Wales	USF Nominees Limited	PLC 100	GBP1.00 Ordinary	Unilever House, Springfield Drive, Leatherhead, KT22 7GR
	Estonia	Unilever Eesti AS	NV 100	EUR6.30 Ordinary	Kalmistu tee 28a, Tallinna linn, Harju maakond, 11216
	Ethiopia	Unilever Manufacturing PLC	PLC 100	ETB1,000.00 Ordinary	Bole Sub City, Kebele 03/05, Lidiya Building, Addis Ababa
	Finland	Unilever Finland Oy	NV 100	EUR16.82 Ordinary	Post Box 254, 00101 Helsinki
	Finland	Unilever Ingman Production Oy	NV 100	EUR1.00 Ordinary	Post Box 254, 00101 Helsinki
	Finland	Unilever Spreads Finland Oy	NV 55.40 PLC 44.60	EUR1,250.00 Ordinary	Roineentie 10, 00510 Helsinki
73.64	Finland	Froosh OY	NV 0 PLC 73.64	EUR25.00 Ordinary	Energiataku 3, 00180 Helsinki
99.99	France	Alsa France S.A.S.	NV 64.54 PLC 35.45	No Par Value Ordinary	20, rue des Deux Gares, 92500, Ruiel-Malmaison
99.99	France	Amora Maille Societe Industrielle S.A.S.	NV 64.54 PLC 35.45	No Par Value Ordinary	ZI de la Norge – Chevigny Saint-Sauveur, 21800 Quetigny
99.99	France	Bestfoods France Industries S.A.S.	NV 64.54 PLC 35.45	No Par Value Ordinary	20, rue des Deux Gares, 92500, Rueil-Malmaison
99.99	France	Cogesal-Miko S.A.S.	NV 64.54 PLC 35.45	No Par Value Ordinary	20, rue des Deux Gares, 92500, Rueil-Malmaison
99.99	France	Fralib Sourcing Unit S.A.S.	NV 64.54 PLC 35.45	No Par Value Ordinary	20, rue des Deux Gares, 92500, Rueil-Malmaison
	France	Grom France S.a.r.l	NV 100	EUR10,000.00 Ordinary	81 Rue De Seine, 75006 Paris
	France	Intuiskin S.A.S.	NV 100	EUR1.00 Ordinary	Parc activillage des Fontaines 38926 Crolles Cedex
	France	Pégase S.A.S.	NV 64.54 PLC 35.45	EUR50.00 Ordinary	6 rue des Frères Caudron, 78 140 Velizy Villacoublay
99.99	France	Relai D’or Centrale S.A.S	NV 64.54 PLC 35.45	No Par Value Ordinary	7, rue Armand Peugeot 92500 Rueil-Malmaison
99.99	France	Saphir S.A.S.	NV 64.54 PLC 35.45	EUR1.00 Ordinary	20, rue des Deux Gares, 92500, Rueil-Malmaison
99.99	France	Sfejer S.A.S.	NV 64.54 PLC 35.45	No Par Value Ordinary	20, rue des Deux Gares, 92500, Rueil-Malmaison
99.99	France	Tigi Services France S.A.S.	NV 64.54 PLC 35.45	No Par Value Ordinary	20, rue des Deux Gares, 92500, Rueil-Malmaison
	France	Unilever BCS France S.A.S.	NV 55.40 PLC 44.60	No Par Value Ordinary	20, rue des Deux Gares, 92500, Rueil-Malmaison
99.99	France	Unilever France S.A.S.	NV 64.54 PLC 35.45	No Par Value Ordinary	20, rue des Deux Gares, 92500, Rueil-Malmaison
99.99	France	Unilever France Holdings S.A.S.	NV 64.54 PLC 35.45	EUR1.00 Ordinary	20, rue des Deux Gares, 92500, Rueil-Malmaison
99.99	France	Unilever France HPC Industries S.A.S.	NV 64.54 PLC 35.45	EUR1.00 Ordinary	20, rue des Deux Gares, 92500, Rueil-Malmaison
99.99	France	Unilever Retail Organization France	NV 64.54 PLC 35.45	No Par Value Ordinary	20, rue des Deux Gares, 92500, Rueil-Malmaison
	Germany	Dermalogica GmbH	NV 100	EUR25,000.00 Ordinary	Gerresheimer Landstraße 71, 40627 Düsseldorf
99.99	Germany	DU Gesellschaft für	NV 64.54 PLC 35.45	DEM50,000.00 Ordinary	Am Strandkai 1, 20457 Hamburg
Arbeitnehmerüberlassung mbH
99.99	Germany	Maizena Grundstücksverwaltung GmbH	NV 63.60 PLC 36.39	Partnership Interest	Schultetusstraße 37, 17153 Stavenhagen
& Co. OHG
99.99	Germany	Pfanni GmbH & Co. OHG	NV 64.54 PLC 35.45	Partnership Interest	Schultetusstraße 37, 17153 Stavenhagen
	Germany	Rizofoor GmbH	NV 96.45 PLC 3.55	EUR15,350.00 Ordinary	Schultetusstraße 37, 17153 Stavenhagen
			NV 100	EUR138,150.00 Ordinary
	Germany	Schafft GmbH	NV 64.55 PLC 35.45	EUR63,920.00 Ordinary	Schultetusstraße 37, 17153 Stavenhagen
			NV 64.55 PLC 35.45	EUR100,000.00 Ordinary
	Germany	TIGI Eurologistic GmbH	PLC 100	EUR100.00 Ordinary	Hertzstraße 6, 71083 Herrenberg-Gülstein
			PLC 100	EUR24.900.00 Ordinary
	Germany	TIGI Haircare GmbH	PLC 100	EUR25,600.00 Ordinary	Hertzstraße 6, 71083 Herrenberg-Gülstein
	Germany	UBG Vermietungs GmbH	NV 64.74 PLC 35.26	EUR136,377,489.00	Schultetusstraße 37, 17153 Stavenhagen
Ordinary
	Germany	Unilever BCS Deutschland GmbH	NV 55.40 PLC 44.60	EUR25,000.00 Ordinary	Am Strandkai 1, 20457 Hamburg
	Germany	Unilever BCS Deutschland Immobilien	NV 66.22 PLC 33.78	Partnership Interest	Am Strandkai 1, 20457 Hamburg
Leasing GmbH & Co. OHG

134	Financial Statements	Annual Report on Form 20-F 2016

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
	Germany	Unilever BCS IP Deutschland GmbH & Co. OHG	NV 64.45 PLC 35.55	Partnership Interest	Am Strandkai 1, 20457 Hamburg
	Germany	Unilever BCS Sourcing Deutschland GmbH & Co. OHG	NV 64.45 PLC 35.55	Partnership Interest	Am Strandkai 1, 20457 Hamburg
	Germany	Unilever BCS Verwaltungs GmbH	NV 55.40 PLC 44.60	EUR25.000,00 Ordinary	Am Strandkai 1, 20457 Hamburg
	Germany	Unilever Deutschland GmbH	NV 64.55 PLC 35.45	EUR90,000,000.00 Ordinary	Am Strandkai 1, 20457 Hamburg
			NV 64.55 PLC 35.45	EUR2,000,000.00 Ordinary
			NV 64.55 PLC 35.45	EUR1,000,000.00 Ordinary
	Germany	Unilever Deutschland Holding GmbH	NV 64.55 PLC 35.45	EUR39,000.00 Ordinary	Am Strandkai 1, 20457 Hamburg
			NV 64.55 PLC 35.45	EUR18,000.00 Ordinary
			NV 64.55 PLC 35.45	EUR14,300.00 Ordinary
			NV 64.55 PLC 35.45	EUR5.200.00 Ordinary
			NV 64.55 PLC 35.45	EUR6,500.00 Ordinary
	Germany	Unilever Deutschland Immobilien Leasing GmbH & Co. OHG	NV 66.33 PLC 33.67	Partnership Interest	Schultetusstraße 37, 17153 Stavenhagen
	Germany	Unilever Deutschland IPR GmbH & Co. OHG	NV 64.55 PLC 35.45	Partnership Interest	Schultetusstraße 37, 17153 Stavenhagen
	Germany	Unilever Deutschland Produktions GmbH & Co. OHG	NV 64.55 PLC 35.45	Partnership Interest	Am Strandkai 1, 20457 Hamburg
	Germany	Unilever Deutschland Produktions Verwaltungs GmbH	NV 64.55 PLC 35.45	EUR179,000.00 Ordinary	Am Strandkai 1, 20457 Hamburg
	Germany	Unilever Deutschland Supply Chain Services GmbH	NV 64.55 PLC 35.45	EUR51,150.00 Ordinary	Am Strandkai 1, 20457 Hamburg
	Ghana	Millers Swanzy (Ghana) Limited	PLC 100	GHC1.00 Ordinary	Swanmill, Kwame Nkrumah Avenue, Accra
66.56	Ghana	Unilever Ghana Investments Limited	NV 0 PLC 66.56	GHC10.00 Ordinary	Plot No. Ind/A/3A-4, Heavy Industrial Area, Tema
66.56	Ghana	Unilever Ghana Limited	NV 0 PLC 66.56	GHC0.0192 Ordinary	Plot No. Ind/A/3A-4, Heavy Industrial Area, Tema
	Greece	Elais Unilever Hellas SA	NV 100	EUR10.00 Ordinary	Kymis ave & 10, Seneka str. GR-145 64 Kifissia
	Greece	Elanthi SA	NV 100	EUR10.00 Ordinary	Kymis ave & 10, Seneka str. GR-145 64 Kifissia
	Greece	Unilever Knorr SA	NV 100	EUR10.00 Ordinary	Kymis ave & 10, Seneka str. GR-145 64 Kifissia
	Greece	UL BCS Logistics Consulting SA	NV 100	EUR10.00 Ordinary	Kymis ave & 10, Seneka str. GR-145 64 Kifissia
	Greece	Unilever Logistics SA	NV 100	EUR10.00 Ordinary	Kymis ave & 10, Seneka str. GR-145 64 Kifissia
	Guatemala	Unilever de Centroamerica S.A. Guatemala	NV 100	GTQ60.00 Ordinary	Diagonal 6. 10-50 zona 10, Ciudad de Guatemala. Nivel 17 Torre Norte Ed. Interamericas World Financial Center
	Guatemala	Unilever Guatemala SCC S.A.	NV 100	GTQ100.00 Ordinary	24 Avenida , Calzada Atanacio Tzul, 35-87 Zona 12 Ciudad de Guatemala
	Honduras	Unilever de Centroamerica S.A. Honduras	NV 100	HNL10.00 Ordinary	Anillo Periférico 600 metros después de la colonia, Residencial Las Uvas contigua acceso de colonia residencial, Tegucigalpa
	Hong Kong	Blueair Asia Limited	NV 100	HKD0.01 Ordinary	Suite 1106-8, 11/F, Tai Yau Building, 181 Johnston Road, Wanchai
	Hong Kong	Kate Somerville Skincare, Hong Kong Limited	NV 100	HKD1.00 Ordinary	Room 1505, Wheelock House, 20 Pedder Street, Central
	Hong Kong	Unilever Hong Kong Limited	NV 64.55 PLC 35.45	HKD0.10 Ordinary	6 Dai Fu Street, Tai Po Industrial Estate, N.T.
	Hungary	Multifrozen Kereskedelmi Kft	PLC 100	HUF1.00 Ordinary	1138-Budapest, Váci u. 182
	Hungary	Unilever BCS Hungary Kft	NV 55.40 PLC 44.60	HUF1.00 Ordinary	1138-Budapest, Váci u. 182
	Hungary	Unilever Magyarország Kft	PLC 100	HUF1.00 Ordinary	1138-Budapest, Váci u. 182
67.20	India	Bhavishya Alliance Child Nutrition Initiatives	NV 0 PLC 67.20	INR10.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
	India	Blueair Limited	NV 99.98 PLC 0.02	INR10. 00 Ordinary	S-327, Greater Kailash – II, New Delhi – 110048, Delhi
67.20	India	Daverashola Estates Private Limited	NV 0 PLC 67.20	INR10.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
67.20	India	Hindlever Trust Limited	NV 0 PLC 67.20	INR10.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
67.20	India	Hindustan Unilever Limited°	NV 0 PLC 67.20	INR1.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
67.20	India	Jamnagar Properties Private Limited	NV 0 PLC 67.20	INR10.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
67.20	India	Lakme Lever Private Limited	NV 0 PLC 67.20	INR10.00 Ordinary	1st Floor, Shreeniwas House, H. Somani Marg, (behind Bombay Gymkhana) Fort, Mumbai 40001
67.20	India	Levers Associated Trust Limited	NV 0 PLC 67.20	INR10.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
67.20	India	Levindra Trust Limited	NV 0 PLC 67.20	INR10.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
67.20	India	Pond’s Exports Limited	NV 0 PLC 67.20	INR1.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
67.20	India	Unilever India Exports Limited	NV 0 PLC 67.20	INR10.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
	India	Unilever Industries Private Limited°	PLC 100	INR10.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
	India	Unilever Ventures India Advisory Private Limited	PLC 100	INR1.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
84.99	Indonesia	PT Unilever Indonesia Tbk	NV 54.86 PLC 30.13	IDR10.00 Ordinary	Grha Unilever, Green Office Park Kav 3, Jalan BSD Boulevard Barat, BSD City, Tangerang, 15345
99.26	Indonesia	PT Unilever Enterprises Indonesia	NV 64.07 PLC 35.19	IDR1,000.00 Ordinary	Grha Unilever, Green Office Park Kav 3, Jalan BSD Boulevard Barat, BSD City, Tangerang, 15345
	Indonesia	PT Unilever Oleochemical Indonesia	NV 100	IDR1,000,000.00 Ordinary	KEK Sei Mangkei, Nagori Sei Mangkei, Kecamatan Bosar Maligas, Kabupaten Simalungun 21183, Sumatera Utara
99.35	Iran	Unilever Iran (Private Joint Stock Company)	NV 99.35 PLC 0	IRR1,000,000.00 Ordinary	137 Shiraz Building, Corner of the 21st Street, Khaled Eslamboli Ave, Tehran
	Ireland	Lipton Soft Drinks (Ireland) Limited	PLC 100	EUR1.26 Ordinary	20 Riverwalk, National Digital Park, Citywest Business Campus Dublin 24

Annual Report on Form 20-F 2016	Financial Statements	135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
	Ireland	Unilever BCS Ireland Limited	NV 55.40 PLC 44.60	EUR1.00 Ordinary	20 Riverwalk, National Digital Park, Citywest Business Campus Dublin 24
	Ireland	Unilever Ireland (Holdings) Limited	PLC 100	EUR1.26 Ordinary	20 Riverwalk, National Digital Park, Citywest Business Campus Dublin 24
	Ireland	Unilever Ireland Limited	PLC 100	EUR1.26 Ordinary	20 Riverwalk, National Digital Park, Citywest Business Campus Dublin 24
	Ireland	Unilever Superannuation (Ireland) Trust Limited	PLC 100	EUR1.26 Ordinary	20 Riverwalk, National Digital Park, Citywest Business Campus Dublin 24
	Isle of Man	Rational International Enterprises Limited	PLC 100	USD1.00 Ordinary	Bridge Chambers, West Quay, Ramsey, Isle of Man, IM8 1DL
	Israel	Beigel & Beigel Mazon (1985) Limited	NV 12.8 PLC 87.2	ILS1.00 Ordinary	3 Gilboa St. Airport City, Ben Gurion Airport
	Israel	Bestfoods TAMI Holdings Limited	NV 25.11 PLC 74.89	ILS0.001 Ordinary	52 Julius Simon Street, Haifa
	Israel	Glidat Strauss Limited	PLC 100	ILS1.00 Management	Haharoshet 1, PO Box 2288, Akko, 24122
			PLC 100	ILS1.00 Ordinary
			NV 0 PLC 0	ILS1.00 Dormant†
	Israel	Israel Vegetable Oil Company Limited	NV 25.11 PLC 74.89	ILS0.0001 Ordinary	52 Julius Simon Street, Haifa
	Israel	Lever Distribution of Personal and	PLC 100	ILS0.0001 Ordinary	52 Julius Simon Street, Haifa
Cleaning Products Limited
	Israel	Unilever Israel Foods Limited	NV 25.10 PLC 74.90	ILS0.10 Class A	52 Julius Simon Street, Haifa
			NV 25.10 PLC 74.90	ILS0.10 Class B
			NV 25.10 PLC 74.90	ILS0.10 Class C
			NV 25.10 PLC 74.90	ILS0.0002 Special
	Israel	Unilever Israel Home and Personal Care	PLC 100	ILS1.00 Ordinary	52 Julius Simon Street, Haifa
Limited
	Israel	Unilever Israel Marketing Limited	NV 25.11 PLC 74.89	ILS0.0001 Ordinary	52 Julius Simon Street, Haifa
	Israel	Unilever Shefa Israel Limited	NV 25.11 PLC 74.89	ILS1.00 Ordinary	52 Julius Simon Street, Haifa
	Italy	Gromart S.R.L.	NV 100	EUR1,815,800.00 Ordinary	Piazza Paleocapa 1/D, 10100, Torino
51	Italy	G.L.L. S.R.L.	NV 51 PLC 0	EUR40,000.00 Common	Via Crea 10, 10095, Grugliasco
	Italy	Grom-PD S.R.L.	NV 100	EUR40,000.00 Common	Via Roma 101, 35122, Padova
	Italy	Intuiskin S.R.L.	NV 100	EUR10,000.00 Ordinary	Via Tortona 25, cap 20144 – Milano
	Italy	Unilever BCS Italia S.R.L.	NV 55.40 PLC 44.60	EUR10,000.00 Ordinary	Via Paolo di Dono 3/A 00142 Roma
	Italy	Unilever Italia Administrative Services S.R.L.	NV 100	EUR70,000.00 Ordinary	Piazzale Biancamano n.8, 20121, Milano
	Italy	Unilever Italia Logistics S.R.L.	NV 100	EUR600,000.00 Ordinary	Via Paolo di Dono 3/A 00142 Roma
	Italy	Unilever Italia Manufacturing S.R.L.	NV 100	EUR10,000,000.00 Ordinary	Via Paolo di Dono 3/A 00142 Roma
	Italy	Unilever Italia Mkt Operations S.R.L.	NV 100	EUR25,000,000.00 Ordinary	Via Paolo di Dono 3/A 00142 Roma
	Italy	Unilever Italy Holdings S.R.L.	NV 100	EUR200,000,000.00	Via Paolo di Dono 3/A 00142 Roma
Ordinary
	Japan	Unilever Japan Beverage K.K.	NV 100	JPY50,000.00 Ordinary	2-1-1, Kamimeguro, Meguro-ku, Tokyo 153-8578
	Japan	Unilever Japan Customer Marketing K.K.	NV 100	JPY50,000.00 Ordinary	2-1-1, Kamimeguro, Meguro-ku, Tokyo 153-8578
	Japan	Unilever Japan Holdings K.K.	NV 100	JPY10,000.00 Ordinary	2-1-1, Kamimeguro, Meguro-ku, Tokyo 153-8578
	Japan	Unilever Japan K.K.	NV 100	JPY50,000.00 Ordinary	2-1-1, Kamimeguro, Meguro-ku, Tokyo 153-8578
73.64	Japan	Froosh K.K.	NV 0 PLC 73.64	JPY50,000.00 Ordinary	1–10–3–901 Roppongi, Minatu–ku, Tokyo 106–0032
	Japan	Unilever Japan Service K.K.	NV 100	JPY50,000.00 Ordinary	2-1-1, Kamimeguro, Meguro-ku, Tokyo 153-8578
	Jersey	Unilever Chile Investments Limited	NV 64.55 PLC 35.45	GBP1.00 Ordinary	13 Castle Street, St Helier, Jersey , JE4 5UT
98.19	Kenya	Brooke Bond Mombasa Limited	NV 0 PLC 98.19	KES1.00 Ordinary	Head Office, Kericho-Nakuru Road, P.O. BOX 20, 20200, Kericho
98.19	Kenya	Mabroukie Tea & Coffee Estates Limited	NV 0 PLC 98.19	KES1.00 Ordinary	Head Office, Kericho-Nakuru Road, P.O. BOX 20, 20200, Kericho
51.08	Kenya	The Limuru Tea Company Limited	NV 0 PLC 51.08	KES20.00 Ordinary	Head Office, Kericho-Nakuru Road, P.O. BOX 20, 20200, Kericho
	Kenya	Unilever Kenya Limited°	PLC 100	KES20.00 Ordinary	Commercial Street, Industrial Area, P.O. BOX 30062-00100, Nairobi
98.20	Kenya	Unilever Tea Kenya Limited	NV 0 PLC 98.20	KES1.00 Ordinary	Head Office, Kericho-Nakuru Road, P.O. BOX 20, 20200, Kericho
	Korea	Unilever Korea Chusik Hoesa	NV 100	KRW10,000.00 Ordinary	443 Taeheran-ro, Samsung-dong, Kangnam-gu, Seoul
			NV 100	KRW10,000.00 Preference
	Laos	Unilever Services (Lao) Sole Co Limited	NV 100	LAK80,0000.00 Ordinary	Viengvang Tower, 4th Floor, Room no. 402A, Boulichan Road,
Dongpalan Thong Village, Sisattanak District, Vientiane Capital
	Latvia	Unilever Baltic LLC	NV 100	EUR1.00 Ordinary	Kronvalda bulvāris 3-10, Rīga, LV-1010
	Lebanon	Unilever Levant s.a.r.l.	NV 100	LBP1,000,000.00 Ordinary	Sin El Fil, Zakher Building, Floor 4, Beirut
	Lithuania	UAB Unilever Lietuva distribucija	NV 100	EUR3,620.25 Ordinary	Skuodo st. 28, Mazeikiai, LT-89100
	Lithuania	UAB Unilever Lietuva ledu gamyba	NV 100	EUR3,620.25 Ordinary	Skuodo st. 28, Mazeikiai, LT-89100
	Malawi	Unilever South East Africa (Private)	PLC 100	MWK2.00 Ordinary	Abdul Majid Motor City, Chipembere Highway, Ginnery Corner,
		Limited			Blantyre
70	Malaysia	Unilever (Malaysia) Holdings Sdn. Bhd.	NV 0 PLC 70	RM1.00 Ordinary	Level 34, Menara TM, Jalan Pantai Baru, 59200 Kuala Lumpur
70	Malaysia	Unilever (Malaysia) Services Sdn. Bhd.	NV 0 PLC 70	RM1.00 Ordinary	Level 34, Menara TM, Jalan Pantai Baru, 59200 Kuala Lumpur
	Malaysia	Unilever Foods (Malaysia) Sdn. Bhd.	PLC 100	RM75.00 Ordinary	Level 34, Menara TM, Jalan Pantai Baru, 59200 Kuala Lumpur
	Malaysia	Unilever Malaysia Aviance Sdn. Bhd.	PLC 100	RM1.00 Ordinary	Level 34, Menara TM, Jalan Pantai Baru, 59200 Kuala Lumpur
	Mexico	Unilever de Mexico S.de R.L. de C.V.	NV 64.55 PLC 35.45	Partnership Interest	Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900 Tultitlán, Estado de México
	Mexico	Unilever Holding Mexico S.de R.L. de C.V.	NV 64.55 PLC 35.45	Partnership Interest	Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900 Tultitlán, Estado de México
	Mexico	Unilever Manufacturera S.de R.L. de C.V.	NV 64.55 PLC 35.45	Partnership Interest	Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900 Tultitlán, Estado de México
	Mexico	Servicios Professionales Unilever S.de R.L. de C.V.	NV 64.55 PLC 35.45	Partnership Interest	Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900 Tultitlán, Estado de México
	Mexico	Unilever Mexicana S.de R.L. de C.V.	NV 64.55 PLC 35.45	Partnership Interest	Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900 Tultitlán, Estado de México
	Mexico	Unilever Real Estate Mexico S.de R.L. de C.V.	NV 64.55 PLC 35.45	Partnership Interest	Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900 Tultitlán, Estado de México
	Mexico	Unilever Servicios de Promotoria, S.de R.L. de C.V.	NV 64.55 PLC 35.45	Partnership Interest	Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900 Tultitlán, Estado de México

136	Financial Statements	Annual Report on Form 20-F 2016

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
99.98	Morocco	Unilever Maghreb S.A.	NV 99.98 PLC 0	MAD100.00 Ordinary	Km 10, Route Cotiere, Ain Sebaa, Casablanca
	Mozambique	Unilever Mocambique Limitada	NV 100	USD0.01 Ordinary	Avenida 24 de Julho, Edifício 24, nº 1097, 4º andar, Maputo
	Myanmar	Unilever (Myanmar) Limited	NV 100	MMK8,200.00 Ordinary	40,41,47, Mintheidie Kyaw Swar Street, Shwe Pyi Thar Industrial Zone (2), Yangon
	Myanmar	Unilever (Myanmar) Services Limited	NV 100	USD10.00 Ordinary	150, Kabar Aye Pagoda Road, Bahn Township, Yangon
53.76	Nepal	Unilever Nepal Limited	NV 0 PLC 53.76	NPR100.00 Ordinary	Basamadi V.D.C. – 5, P.O. Box-11, Hetauda, Dist. Makwanpur
	Netherlands	Alberto-Culver Netherlands B.V.*	NV 55.40 PLC 44.60	EUR1.00 Ordinary-A	Weena 455, 3013 AL Rotterdam
			NV 55.40 PLC 44.60	EUR1.00 Ordinary-B
	Netherlands	Argentina Investments B.V.*	NV 64.55 PLC 35.45	EUR454.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Ben en Jerry’s Hellendoorn B.V.*	NV 100	EUR453.78 Ordinary	Reggeweg 15, 7447 AN Hellendoorn
	Netherlands	BFO Holdings B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	BFO TWO B.V.*	NV 55.40 PLC 44.60	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	BrazH1 B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	BrazH2 B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Brazinvest B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Brazinvestee B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Chico-invest B.V.*	NV 64.55 PLC 35.45	EUR455.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Doma B.V.*	NV 100	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Handelmaatschappij Noorda B.V.°*	NV 100	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Immobilia Transhome B.V.*	NV 100	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Itaho B.V.*	NV 100	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Lever Faberge Europe-Sourcing Unit	NV 100	NLG1,000.00 Ordinary	Deltaweg 150, 3133 KM Vlaardingen
Vlaardingen B.V.*
	Netherlands	Lipoma B.V.°*	NV 100	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Marga B.V.°*	NV 100	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Mavibel (Maatschappij voor Internationale	NV 100	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
Beleggingen) B.V.°*
	Netherlands	Mexinvest B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Mixhold B.V.*	NV 100	EUR1.00 Ordinary-A	Weena 455, 3013 AL Rotterdam
			PLC 100	EUR1.00 Ordinary-B
			NV 55.40 PLC 44.60	EUR1.00 cumulative
preference shares
	Netherlands	Naamlooze Vennootschap Elma°*†	NV 100	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
			NV 0.25 PLC 99.75	NLG1,000.00 5%
Cumulative Preference
	Netherlands	New Asia B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Nommexar B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Oprichting Tessa BV	NV 100	EUR1.00 Ordinary	Nassaukade 5, Rotterdam
	Netherlands	Ortiz Finance B.V.*	NV 64.55 PLC 35.45	NLG100.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Pabulum B.V.*	NV 100	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Rizofoor B.V.*	PLC 100	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Rolf von den Baumen’s Vetsmelterij B.V.*	NV 100	EUR454.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Rolon B.V.*	NV 64.55 PLC 35.45	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Saponia B.V.°*	NV 100	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	ThaiB1 B.V.*	NV 64.55 PLC 35.45	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	ThaiB2 B.V.	NV 64.55 PLC 35.45	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Administration Centre B.V.*	NV 100	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Alser B.V.*	NV 100	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever BCS Europe B.V.*	NV 55.40 PLC 44.60	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever BCS Holdings B.V.*	NV 55.40 PLC 44.60	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever BCS NL Holdings Two B.V.*	NV 55.40 PLC 44.60	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever BCS Nederland B.V.*	NV 55.40 PLC 44.60	EUR1.00 Ordinary	Nassaukade 5, 3071 JL Rotterdam
	Netherlands	Unilever BCS Research and Development	NV 55.40 PLC 44.60	EUR1.00 Ordinary	Olivier van Noortlaan 120, 3133 AT Vlaardingen
B.V.*
	Netherlands	Unilever BCS Sourcing Nederland B.V.*	NV 55.40 PLC 44.60	EUR1.00 Ordinary	Nassaukade 3, 3071 JL Rotterdam
	Netherlands	Unilever Berran B.V.*	NV 100	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Canada Investments B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Caribbean Holdings B.V.*	NV 100	EUR1,800.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Employee Benefits Management	PLC 100	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
B.V.*
	Netherlands	Unilever Employment Services B.V.*	NV 100	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Europe Business Center B.V.*	NV 100	EUR454.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Finance International B.V.°*	NV 100	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Foodsolutions B.V.*	NV 100	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Global Services B.V.*	NV 100	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Holdings B.V.*	NV 100	EUR454.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Home & Personal Care Nederland	NV 100	EUR100.00 Ordinary	Weena 455, 3013 AL Rotterdam
B.V.*
	Netherlands	Unilever Indonesia Holding B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Insurances N.V.	NV 100	EUR454.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Nederland B.V.*	NV 100	EUR454.00 Ordinary	Nassaukade 5, 3071 JL Rotterdam
	Netherlands	Unilever Nederland Foods Factories B.V.*	NV 100	EUR46.00 ordinary	Nassaukade 5, 3071 JL Rotterdam
	Netherlands	Unilever Netherlands Retail Operations B.V.*	NV 100	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Nederland Holdings B.V.°*	NV 100	EUR454.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Nederland Services B.V.*	NV 100	EUR460.00 Ordinary	Nassaukade 3, 3071 JL Rotterdam

Annual Report on Form 20-F 2016	Financial Statements	137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
	Netherlands	Unilever Overseas Holdings B.V.*	PLC 100	NLG1,000.00 Ordinary	Unilever House , 100 Victoria Embankment, London, EC4Y 0DY (Registered Seat: Rotterdam)
	Netherlands	Unilever Research and Development	NV 100	EUR460.00 Ordinary	Olivier van Noortlaan 120, 3133 AT Vlaardingen
Vlaardingen B.V.*
	Netherlands	Unilever Turkey Holdings B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever US Investments B.V.°*	NV 100	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Ventures Holdings B.V.	NV 100	EUR453.79 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Univest Company B.V.	NV 100	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	UNUS Holding B.V.*†	NV 100	EUR0.10 Ordinary-A	Weena 455, 3013 AL Rotterdam
			PLC 100	EUR0.10 Ordinary-B
			NV 0 PLC 0	EUR0.10 Ordinary–B
Non-voting†
	Netherlands	Verenigde Zeepfabrieken B.V.*	NV 100	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Wemado B.V.°*	NV 100	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	New Zealand	T2 NZ Limited	PLC 100	NZD1.00 Ordinary	Level 4, 103 Carlton Gore Rd, Newmarket, Auckland 1023
	New Zealand	Unilever New Zealand Limited	PLC 100	NZD2.00 Ordinary	Level 4, 103 Carlton Gore Rd, Newmarket, Auckland 1023
	New Zealand	Unilever New Zealand Superannuation	PLC 100	NZD1.00 Ordinary	Level 4, 103 Carlton Gore Rd, Newmarket, Auckland 1023
Trustee Limited
	New Zealand	Unilever New Zealand Trading Limited	PLC 100	NZD1.00 Ordinary	Level 4, 103 Carlton Gore Rd, Newmarket, Auckland 1023
	New Zealand	Ben & Jerry’s Franchising New Zealand Limited	PLC 100	NZD1.00 Ordinary	Level 4, 103 Carlton Gore Rd, Newmarket, Auckland 1023
	Nicaragua	Unilever de Centroamerica S.A. Nicaragua	NV 100	NIC50.00 Ordinary	Km 11.5, Carretera Vieja a León, 800 Mts Norte, 100 Mts Este, 300 Mts Norte, Managua
56.27	Niger	Unilever Niger S.A.	NV 0 PLC 56.27	XOF10,000.00 Ordinary	BP 10272 Niamey
60.06	Nigeria	Unilever Nigeria Plc	NV 0 PLC 60.06	NGN0.50 Ordinary	1 Billings Way, Oregun, Ikeja, Lagos
51	Nigeria	West Africa Popular Foods Nigeria Limited	NV 0 PLC 51	NGN1.00 Ordinary	1 Billings Way, Oregun, Ikeja, Lagos
	Norway	Unilever Norge AS	NV 100	NOK100.00 Ordinary	Martin Linges vei 25, Postbox 1, 1331 Fornebu
73.64	Norway	Froosh AS	NV 0 PLC 73.64	NOK100.00 Ordinary	Karl Johans Gate 2, Oslo, 0154
99.09	Pakistan	Lever Associated Pakistan Trust (Private) Limited	PLC 99.09	PKR10.00 Ordinary	Avari Plaza, Fatima Jinnah Road, Karachi – 75530
99.09	Pakistan	Lever Chemicals (Private) Limited	NV 0 PLC 99.09	PKR10.00 Ordinary	Avari Plaza, Fatima Jinnah Road, Karachi – 75530
99.09	Pakistan	Sadiq (Private) Limited	NV 0 PLC 99.09	PKR10.00 Ordinary	Avari Plaza, Fatima Jinnah Road, Karachi – 75530
	Pakistan	Unilever Birds Eye Foods Pakistan (Private) Limited	PLC 100	PKR10.00 Ordinary	Avari Plaza, Fatima Jinnah Road, Karachi – 75530
75.85	Pakistan	Unilever Pakistan Foods Limited	NV 42.02 PLC 33.83	PKR10.00 Ordinary	Avari Plaza, Fatima Jinnah Road, Karachi – 75530
99.09	Pakistan	Unilever Pakistan Limited	NV 0 PLC 99.09	PKR50.00 Ordinary	Avari Plaza, Fatima Jinnah Road, Karachi – 75530
70.52			NV 0 PLC 70.52	PKR100.00 Preference
	Palestine	Unilever Market Development Company	PLC 100	ILS1.00 Ordinary	Ersal St. Awad Center P.O.B 3801 Al-Beireh, Ramallah
	Panama	Unilever Regional Services Panama S.A.	NV 100	USD1.00 Ordinary	Punta Pacífica, Calle Isaac Hanono Missri, P.H. Torre de las Américas, Torre C, Oficina 32, corregimiento de San Francisco, Distrito y Provincia de Panamá,
	Panama	Unilever de Centroamerica S.A. Panama	NV 100	No Nominal Value	Calle Isaac Hanoro, Torre de las Americas, torre C, piso 32, corregimiento de San Francisco, distrito y provincia de Panamá
	Paraguay	Unilever de Paraguay S.A.	NV 100	PYG1,000,000.00 Ordinary	4544 Roque Centurión Miranda N° 1635 casi San Martin. Edificio Aymac II, Asunción
	Peru	Unilever Andina Perú S.A.	NV 100	PEN1.00 Ordinary	Av. Paseo de la Republica 5895 OF. 401, Miraflores, Lima 18
	Philippines	Metrolab Industries, Inc.	NV 64.55 PLC 35.45	PHP1.00 Common	Linares Road, Gateway Business Park, Gen. Trias, Cavite
			NV 64.55 PLC 35.45	PHP10.00 Preference
	Philippines	Unilever Philippines, Inc.	NV 64.55 PLC 35.45	PHP50.00 Common	7th Floor, Bonifacio Stopover Corporate Center, 31st Street corner 2nd Avenue, Bonifacio Global City, Taguig City
	Philippines	Unilever Philippines Body Care, Inc.	NV 64.55 PLC 35.45	PHP100.00 Common	11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City
	Philippines	Unilever Philippines Manufacturing, Inc.	NV 64.55 PLC 35.45	PHP1.00 Common	11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City
50	Philippines	Unilever RFM Ice Cream, Inc.	NV 32.28 PLC 17.72	PHP1.00 Common-B	Manggahan Light Industrial Compound, A. Rodriguez Avenue, Bo. Manggahan, Pasig City
	Poland	Unilever Polska Sp. z o.o.	PLC 100	PLN50.00 Ordinary	Jerozolimskie 134, 02-305, Warszawa
	Poland	Unilever Poland Services Sp. z o.o.	PLC 100	PLN50.00 Ordinary	Jerozolimskie 134, 02-305, Warszawa
	Poland	Unilever Polska S.A.	PLC 100	PLN10.00 Ordinary	Jerozolimskie 134, 02-305, Warszawa
	Poland	Unilever BCS Polska Sp. z o.o.	NV 55.40 PLC 44.60	PLN50.00 Ordinary	Jerozolimskie 134, 02-305, Warszawa
	Poland	Unilever BCS Polska Holding Sp. z o.o.	PLC 100	PLN50.00 Ordinary	Jerozolimskie 134, 02-305, Warszawa
	Puerto Rico	Unilever de Puerto Rico, Inc°	NV 100	USD100.00 Ordinary	Professional Services Park 997, San Roverta St., Suite 7, San Juan
99	Romania	Unilever Romania S.A.	NV 99 PLC 0	ROL0.10 Ordinary	Ploiesti, 291 Republicii Avenue, Prahova County
	Romania	Unilever Distribution SRL	NV 100	ROL20.00 Ordinary	Ploiesti, 291 Republicii Avenue, Prahova County
	Romania	Unilever BCS SCE SRL	NV 55.40 PLC 44.60	ROL10.00 Ordinary	Ploiesti, 291 Republicii Avenue, Prahova County
	Romania	Unilever South Central Europe S.A.	NV 100	ROL260.50 Ordinary	Ploiesti, 291 Republicii Avenue, Prahova County
	Russia	Concern Kalina LLC	NV 7.12 PLC 92.88	Membership Interest	620138, 80, Komsomol’skaya, Ekaterinburg
	Russia	Inmarko Trade LLC	NV 7.12 PLC 92.88	Membership Interest	644031, 205, 10 let Oktyabrya, Omsk
98.29	Russia	JLLC Tulskiy Khladokombinat	NV 6.99 PLC 91.29	RUR1.00 Ordinary	300016, 78, Ostrovskogo Street, Tula
	Russia	OOO Unilever Rus	NV 7.12 PLC 92.88	Membership Interest	123022, 13, Sergeya Makeeva Street, Moscow
49	Saudi Arabia	Binzagr Unilever Limitedx	NV 0 PLC 49	SAR1,000.00 Ordinary	P.O.Box 5694, Jeddah 21432
	Serbia	Unilever Beograd d.o.o.	NV 100	Membership Interest	Belgrade, Serbia, Omladinskih brigada 90b – Novi Beograd
	Singapore	T2 Singapore PTE Limited	PLC 100	SGD1.00 Ordinary	20E Pasir Panjang Road, #06-22 Mapletree Business City, 117439
	Singapore	Unilever Asia Private Limited	NV 100	SGD1.00 Ordinary	20 Pasir Panjang Road, #06-22 Mapletree Business City, 117439
	Singapore	Unilever Singapore Pte. Limited	PLC 100	SGD1.00 Ordinary	20 Pasir Panjang Road, #06-22 Mapletree Business City, 117439

138	Financial Statements	Annual Report on Form 20-F 2016

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
	Slovakia	Unilever BCS Slovensko, spol. s r.o.	NV 55.40 PLC 44.60	EUR1.00 Ordinary	Karadzicova 10, 821 08 Bratislava
	Slovakia	Unilever Slovensko spol. s r.o.	NV 100	EUR1.00 Ordinary	Karadzicova 10, 821 08 Bratislava
74.25	South Africa	Nollsworth Park Properties (Pty) Limited	NV 11.21 PLC 63.04	ZAR2.00 Ordinary	15 Nollsworth Crescent, Nollsworth Park, La Lucia Ridge Office Estate, La Lucia, 4051
	South Africa	Unilever Market Development (Pty) Limited	PLC 100	ZAR1.00 Ordinary	15 Nollsworth Crescent, Nollsworth Park, La Lucia Ridge Office Estate, La Lucia, 4051
74.25	South Africa	Unilever South Africa (Pty) Limited	NV 11.21 PLC 63.04	ZAR2.00 Ordinary	15 Nollsworth Crescent, Nollsworth Park, La Lucia Ridge Office Estate, La Lucia, 4051
74.25	South Africa	Unilever South Africa Holdings (Pty)	NV 11.21 PLC 63.04	ZAR1.00 Ordinary	15 Nollsworth Crescent, Nollsworth Park, La Lucia Ridge Office
0.02		Limitedr	NV 0.005 PLC 0.015	ZAR1.00 Ordinary-A	Estate, La Lucia, 4051
0.009			NV 0.002 PLC 0.007	ZAR1.00 Ordinary-B
	Spain	Intuiskin S.L.U.	NV 100	EUR1.00 Ordinary	PA / Reding, 43, Izda 1, 29016 Malaga
	Spain	Unilever BCS Spain, S.L.U.	NV 55.40 PLC 44.60	EUR1.00 Ordinary	C/ Tecnología 19, 08840 Viladecans
	Spain	Unilever Espana S.A.	NV 100	EUR48.00 Ordinary	C/ Tecnología 19, 08840 Viladecans
	Spain	Unilever HPC Industrial Espana S.L.U.	NV 100	EUR1.00 Ordinary	C/ Fuente de la Mora, 3-5-7-Edificio A, 3ª planta, 28050 Madrid
	Spain	Unilever Services Espana S.A.	NV 100	EUR60.00 Ordinary	C/ Tecnología 19, 08840 Viladecans
	Spain	Unilever Foods Industrial Espana, S.L.U.	NV 100	EUR1.00 Ordinary	C/ Felipe del Río, 14 – 48940 Leioa
	Sri Lanka	Brooke Bond Ceylon Limited	PLC 100	LKR100.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sri Lanka	Ceytea Limited	PLC 100	LKR10.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sri Lanka	Lever Brothers (Exports and Marketing)	PLC 100	LKR2.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
Limited°
	Sri Lanka	Maddema Trading Co. Limited	PLC 100	LKR10.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sri Lanka	Premium Exports Ceylon (Pvt) Limited	PLC 100	LKR10.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sri Lanka	R.O. Mennell & Co. (Ceylon) Limited	PLC 100	LKR10.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sri Lanka	Tea Estates Ceylon Limited	PLC 100	LKR100.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sri Lanka	Unilever Ceylon Services Limited	PLC 100	LKR10.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sri Lanka	Unilever Ceylon Marketing Limited	PLC 100	LKR10.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sri Lanka	Unilever Lipton Ceylon Limited	PLC 100	LKR10.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sri Lanka	Unilever Sri Lanka Limited°	PLC 100	LKR10.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sweden	Alberto Culver AB	NV 55.40 PLC 44.60	SEK100.00 Ordinary	Box 1056, Svetsarevaegen 15, 17122, Solna
	Sweden	Blueair AB	NV 100	SEK100.00 Ordinary	Danderydsgatan 11, 114 26, Stockholm
	Sweden	Blueair Cabin Air AB	NV 100	SEK100.00 Ordinary	Danderydsgatan 11, 114 26, Stockholm
	Sweden	Unilever BCS Sourcing Sweden AB	NV 55.40 PLC 44.60	SEK1.00 Ordinary	Box 1056, Svetsarevaegen 15, 17122, Solna
	Sweden	Unilever BCS Sweden AB	NV 55.40 PLC 44.60	SEK1.00 Ordinary	Box 1056, Svetsarevaegen 15, 17122, Solna
	Sweden	Unilever Holding AB	NV 100	SEK100.00 Ordinary	Box 1056, Svetsarevaegen 15, 17122, Solna
	Sweden	Unilever Produktion AB	NV 100	SEK50.00 Ordinary	Box 1056, Svetsarevaegen 15, 17122, Solna
	Sweden	Unilever Sverige AB	NV 100	SEK100.00 Ordinary	Box 1056, Svetsarevaegen 15, 17122, Solna
74.72	Sweden	Froosh AB	NV 0 PLC 74.72	SEK0.10–A	Hammarby Kaj 24, Stockholm, 120 62
24.90			NV 0 PLC 24.90	SEK0.10–B
73.64	Sweden	Froosh Sverige AB	NV 0 PLC 73.64	SEK100.00–A	Hammarby Kaj 24, Stockholm, 120 62
	Sweden	Jonborsten AB	NV 100	SEK1.00 Ordinary	Karlavagen 108, 115 26, Stockholm
	Switzerland	Intuiskin SARL	NV 100	CHF100.00 Ordinary	Chemin Frank-Thomas 34, 1208 Genève
	Switzerland	Knorr-Nährmittel AG	NV 100	CHF1,000.00 Ordinary	Bahnhofstrasse 19, CH 8240 Thayngen
	Switzerland	Oswald Nahrungsmittel GmbH	NV 100	CHF800,000.00 Ordinary	Hinterbergstr. 30, CH-6312 Steinhausen
	Switzerland	Unilever ASCC AG	NV 100	CHF1,000.00 Ordinary	Spitalstrasse 5, 8200, Schaffhausen
	Switzerland	Unilever BCS Schweiz GmbH	NV 55.40 PLC 44.60	CHF100.00 Ordinary	Bahnhofstrasse 19, CH-8240 , Thayngen
	Switzerland	Unilever Business and Marketing Support	NV 100	CHF1,000.00 Ordinary	Spitalstrasse 5, 8200 Schaffhausen
AG
	Switzerland	Unilever Finance International AG	NV 100	CHF1,000.00 Ordinary	Spitalstrasse 5, 8200, Schaffhausen
	Switzerland	Unilever Overseas Holdings AG	PLC 100	CHF1,000.00 Ordinary	Spitalstrasse 5, 8200, Schaffhausen
	Switzerland	Unilever Reinsurance AG	NV 100	CHF1,000.00 Ordinary	Baarerstrasse 75, CH-6302 Zug
	Switzerland	Unilever Schaffhausen Service AG	NV 100	CHF1,000.00 Ordinary	Spitalstrasse 5, 8200, Schaffhausen
	Switzerland	Unilever Schweiz GmbH	NV 100	CHF100,000.00 Ordinary	Bahnhofstrasse 19, CH-8240 Thayngen
	Switzerland	Unilever Supply Chain Company AG	NV 100	CHF1,000.00 Ordinary	Spitalstrasse 5, 8201, Schaffhausen
	Switzerland	Unilever Swiss Holdings AG	NV 100	CHF1,000.00 Ordinary	Spitalstrasse 5, 8200, Schaffhausen
99.92	Taiwan	Unilever Taiwan Limited	NV 64.50 PLC 35.42	TWD10.00 Ordinary	3F., No. 550, Sec. 4, Zhongxiao East Rd., Xinyi District, Taipei City
	Tanzania	Distan Limited	PLC 100	TZS20.00 Ordinary	Plot No.4A Pugu Road, Dar Es Salaam
	Tanzania	UAC of Tanzania Limited	PLC 100	TZS20.00 Ordinary	Plot No.4A Pugu Road, Dar Es Salaam
	Tanzania	Uniafric Trust Tanzania Limited	PLC 100	TZS20.00 Ordinary	Plot No.4A Pugu Road, Dar Es Salaam
	Tanzania	Unilever Tanzania Limited	PLC 100	TZS20.00 Ordinary	Plot 4A Nyerere Road, Dar Es Salaam
	Tanzania	Unilever Tea Tanzania Limited	PLC 100	TZS20.00 Ordinary	P.O. Box 40, Mufindi
	Thailand	Unilever Thai Holdings Limited	NV 64.55 PLC 35.45	THB100.00 Ordinary	161 Rama 9 Road, Huay Kwang, Bangkok 10310
	Thailand	Unilever Thai Services Limited	NV 64.55 PLC 35.45	THB100.00 Ordinary	161 Rama 9 Road, Huay Kwang, Bangkok 10310
	Thailand	Unilever Thai Trading Limited	NV 64.55 PLC 35.45	THB100.00 Ordinary	161 Rama 9 Road, Huay Kwang, Bangkok 10310
50.01	Trinidad & Tobago	Unilever Caribbean Limited	NV 0 PLC 50.01	TTD1.00 Ordinary	Eastern Main Road, Champs Fleurs
97.61	Tunisia	Unilever Tunisia S.A.	NV 97.61 PLC 0	TND6.00 Ordinary	Z.I. Voie Z4-2014 Mégrine Erriadh – Tunis
97.59	Tunisia	Unilever Maghreb Export S.A.	NV 97.59 PLC 0	TND5.00 Ordinary	Voie Z4-2014 Mégrine Erriadh – Tunis
47.82	Tunisia	UTIC Distribution S.A.[x]	NV 47.82 PLC 0	TND10.00 Ordinary	Z.I. Voie Z4 , Megrine Riadh, Tunis, 2014
99.98	Turkey	Unilever Gida Sanayi ve Ticaret AŞ°	NV 0.05 PLC 99.93	TRY0.01 Ordinary	Saray Mahallesi Dr. Adnan Büyükdeniz Cad. No.13 34768 Ümraniye – İstanbul
99.98	Turkey	Unilever Sanayi ve Ticaret Türk AŞ°	NV 64.54 PLC 35.44	TRY0.01 Ordinary	Saray Mahallesi Dr. Adnan Büyükdeniz Cad. No.13 34768 Ümraniye – İstanbul
99.99	Turkey	Besan Besin Sanayi ve Ticaret AŞ	NV 64.55 PLC 35.44	TRY0.01 Ordinary	Saray Mahallesi Dr. Adnan Büyükdeniz Cad. No.13 34768 Ümraniye – İstanbul

Annual Report on Form 20-F 2016	Financial Statements	139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
99.64	Turkey	Dosan Konserve Sanayi ve Ticaret AŞ	NV 64.32 PLC 35.32	TRY0.01 Ordinary	Saray Mahallesi Dr. Adnan Büyükdeniz Cad. No.13 34768 Ümraniye – İstanbul
	Uganda	Unilever Uganda Limited	PLC 100	UGX20.00 Ordinary	Plot 10/12 Nyondo Close, Industrial Area, P.O. Box 3515 Kampala
	Ukraine	Pallada Ukraine LLC	NV 7.12 PLC 92.88	Membership Interest	04119, 27-T, Dehtyarivska Str., Kyiv
	Ukraine	Unilever Ukraine LLC	NV 100	Membership Interest	04119, 27-T, Dehtyarivska Str., Kyiv
50	United Arab Emirates	Severn Gulf FZCO[x]	NV 50 PLC 0	AED100,000.00 Ordinary	PO Box 17053, Jebel Ali, Dubai
49	United Arab Emirates	Unilever General Trading LLC[x]	NV 0 PLC 49	AED1,000.00 Ordinary	Parcel ID 598633, German Emarati Business Centre, Dubai Complex for Investment First, Office BC6, Dubai
	United Arab Emirates	Unilever Gulf FZE	PLC 100	AED1,000.00 Ordinary	P.O.Box 17055, Jebel Ali, Dubai
49	United Arab Emirates	Unilever Trading LLC[x]	NV 49 PLC 0	AED1,000.00 Ordinary	P.O.Box 18221 European Business Center Dubai Investments Park 1
	United States	ACI Brazil Holdings, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	ACUSA Brazil Holdings, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Alberto Share Holdings, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Alberto-Culver Company	NV 55.40 PLC 44.60	No Par Value Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Alberto-Culver International, Inc	NV 55.40 PLC 44.60	USD1.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Alberto-Culver (P.R.), Inc	NV 55.40 PLC 44.60	USD1.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Alberto-Culver USA, Inc	NV 55.40 PLC 44.60	No Par Value Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Ben & Jerry’s Franchising, Inc	NV 55.40 PLC 44.60	USD1.00 Common	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Ben & Jerry’s Gift Card, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Ben & Jerry’s Homemade, Inc	NV 55.40 PLC 44.60	USD0.01 Common	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Bestfoods International (Holdings) Inc	NV 55.40 PLC 44.60	USD100.00 Common	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Blueair Inc.	NV 100	No Par Value Ordinary	1013 Centre Road, City of Wilmington 19805, County of New Castle, Delaware
	United States	Carapina LLC	NV 100	Membership Interest	233 Bleecker Street, New York, 10014
	United States	Chesebrough-Pond’s Manufacturing	NV 55.40 PLC 44.60	No Par Value Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
Company
	United States	Conopco, Inc	NV 55.40 PLC 44.60	USD1.00 Common	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Dermalogica, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Dollar Shave Club, Inc.	NV 55.40 PLC 44.60	Membership Interest	13335 Maxella Ave. Marina del Rey, CA 90292
	United States	DTJJS, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Grom Columbus LLC	NV 100	Membership Interest	233 Bleecker Street, New York, 10014
	United States	Grom Franchising LLC	NV 100	Membership Interest	2711 Centerville Road, Suite 400, Wilmington, Delaware
	United States	Grom Malibu LLC	NV 100	Membership Interest	233 Bleecker Street, New York, 10014
	United States	Grom USA LLC	NV 100	Membership Interest	233 Bleecker Street, New York, 10014
	United States	Hollywood LLC	NV 100	Membership Interest	233 Bleecker Street, New York, 10014
	United States	Intuiskin Inc	NV 100	No Par Value Ordinary	55 East 59th Street, New York, 10022
	United States	Kate Somerville Holdings, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Kate Somerville Skincare LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Lipton Industries, Inc	NV 55.40 PLC 44.60	USD1.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Murad LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Pantresse, Inc	NV 55.40 PLC 44.60	USD120.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Personal Care Marketing & Research Inc	NV 55.40 PLC 44.60	USD 1.00 Common	420 South Robertson Dr., #260, Beverly Hills, CA 90212
	United States	Ren USA Inc	PLC 100	No Par Value Common	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Seventh Generation Canada, Inc.	NV 55.40 PLC 44.60	No Par Value Common	60 Lake Street, Suite 3N, Burlington, VT 05401
	United States	Seventh Generation, Inc.	NV 55.40 PLC 44.60	USD.001 Common Shares	60 Lake Street, Suite 3N, Burlington, VT 05401
	United States	Seventh Generation Ventures, Inc.	NV 55.40 PLC 44.60	USD.001 Common Shares	60 Lake Street, Suite 3N, Burlington, VT 05401
	United States	Skin Health Experts, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Spatula LLC	NV 100	Membership Interest	233 Bleecker Street, New York, 10014
	United States	St. Ives Laboratories, Inc	NV 55.40 PLC 44.60	USD0.01 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	T2 US LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Talenti Gelato, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Talenti Holdings, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	TIGI Linea Corp	NV 55.40 PLC 44.60	No Par Value Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever AC Canada Holding, Inc	NV 55.40 PLC 44.60	USD10.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever BCS Sourcing US Inc	NV 55.40 PLC 44.60	USD1.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever BCS US Inc	NV 55.40 PLC 44.60	USD1.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever Bestfoods (Holdings) LLC	NV 25.10 PLC 74.90	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever Capital Corporation	NV 55.40 PLC 44.60	USD1.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever Illinois Manufacturing, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever Manufacturing (US), Inc	NV 55.40 PLC 44.60	USD1.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever Trumbull Holdings, Inc	NV 42.54 PLC 57.46	USD1.00 Common	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever Trumbull Research Services, Inc	NV 55.40 PLC 44.60	USD1.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
			NV 55.40 PLC 44.60	USD1.00 Cumulative
Redeemable Preference
	United States	Unilever United States Foundation, Inc	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever United States, Inc	NV 55.40 PLC 44.60	USD0.3333 Common	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever Ventures Advisory LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	Uruguay	Unilever del Uruguay S.R.L.	NV 100	UYU1.00 Ordinary	Camino Carrasco 5975, Montevideu
	Uruguay	Unilever Uruguay SCC S.A.	NV 100	UYU1.00 Ordinary	Camino Carrasco 5976, Montevideu
	Uruguay	Lever S.A.	NV 100	UYP0.10 Ordinary	Camino Carrasco 5977, Montevideu
	Uruguay	Arisco Productos Alimenticios Uruguay S.A.	NV 64.55 PLC 35.45	UYP1.00 Ordinary	Camino Carrasco 5978, Montevideu

140	Financial Statements	Annual Report on Form 20-F 2016

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
	Venezuela	Unilever Andina Venezuela S.A.	NV 100	VEB1,000.00 Ordinary	Edificio Torre Corp Banca, Piso 15, entre Avenidas Blandín y Los Chaguaramos, Urbanización La Castellana, Caracas
	Vietnam	Unilever Vietnam International Company Limited	NV 100	Membership Interest	Lot A2-3, Tay Bac Cu Chi Industry Zone, Tan An Hoi Ward, Cu Chi District, Ho Chi Minh City
	Zambia	Unilever South East Africa Zambia Limited	PLC 100	ZMK2.00 Cumulative Redeemable Preference	Stand No. 7136, Mwembeshi Road, P.O.Box 31953 Lusaka
			PLC 100	ZMK2.00 Ordinary
	Zimbabwe	Unilever – Zimbabwe (Pvt) Limitedr	PLC 100	ZWD2.00 Ordinary	Box 950 Harare

SUBSIDIARY UNDERTAKINGS NOT INCLUDED IN THE CONSOLIDATION

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
	Cayman Islands	Personal Care Marketing & Technology Inc	NV 55.40 PLC 44.60	KYD1.00 Ordinary	Walker Nominees Limited, 190 Elgin Ave, Georgetown, GC KY1-9001
	China	Blueair Technology (Shenzen) Co. Limited	NV 100	Membership Interest	Unit 1A, Building B5, Zhaoshangju Guangming Science and Technology Park, Guanguang Road, Guangming New District, Shenzhen City
60	Cuba	Unilever Suchel, S.A.	NV 60 PLC 0	USD1,000.00 Ordinary	Zona Especial de Desarrollo Mariel, Provincia Artemisa
	Djibouti	Unilever Djibouti FZCO Limited	PLC 100	USD20.00 Ordinary	Haramous, BP 169
	Ecuador	Visanuasa S.A.	NV 100	USD1.00 Ordinary	Km 25 Vía a Daule, Guayaquil
67.39	England	Big Sync Music Limitedr◇	NV 67.39 PLC 0	GBP0.001 A Ordinary	5th Floor, 6 St Andrew Street, London, EC4A 3AE
	and Wales		NV 100	GBP1.00 Preferred Ordinary
97.67	England	Catexel Limitedr◇	NV 0 PLC 97.67	GBP0.01 Ordinary-A	5th Floor, 6 St Andrew Street, London, EC4A 3AE
45.25	and Wales		NV 0 PLC 45.25	GBP0.01 Ordinary-G
96.67			NV 0 PLC 96.67	GBP0.01 Preference
79.52	England	Catexel Technologies Limitedr◇	NV 0 PLC 79.52	GBP0.001 A Ordinary	5th Floor, 6 St Andrew Street, London, EC4A 3AE
and Wales
80.27	England	Catexel Cellulosics Limitedr◇	NV 0 PLC 80.27	GBP0.001 A Ordinary	5th Floor, 6 St Andrew Street, London, EC4A 3AE
and Wales
	England	Unilever Ventures General Partner	PLC 100	GBP1.00 Ordinary	5th Floor, 6 St Andrew Street, London, EC4A 3AE
	and Wales	Limited◇
	Ghana	United Africa Trust Limited	PLC 100	GHC10.00 Ordinary	Plot No. Ind/A/3A–4, Heavy Industrial Area, Tema
	Greece	Lipoma Management Consulting SA	NV 100	EUR10.00 Ordinary	Kymis ave & 10, Seneka str. GR-145 64 Kifissia
67.21	India	Hindustan Unilever Foundation	NV 0 PLC 67.21	INR10.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
	Indonesia	Unilever Trading Indonesia	NV 100	IDR1,000.00 Ordinary	Graha Unilever, Jalan Jenderal Gatot Subroto Kav 15, Jakarata 12930
	Israel	PCMR International Limited	NV 55.40 PLC 44.60	NIS0.10 Ordinary	3 Daniel Fisch St., Tel Aviv, 6473104, Israel
	Jamaica	Unilever Jamaica Limited	PLC 100	JMD1.00 Ordinary	White Marl Street, Spanish Town, PO Box 809, Parish Saint Catherine
	Jordan	Unilever Jordan LLC	NV 100	JOD10.00 Ordinary	Amman, Jordan
	Kenya	Union East African Trust Limited*	PLC 100	KES20.00 Ordinary	Commercial Street, P.O. BOX 40592-00100, Nairobi
	Morocco	Societe Commerciale du Rif	PLC 100	MAD50.00 Ordinary	Km 10, Route Cotiere, Ain Sebaa, Casablanca
	Morocco	Societe Tangeroise de Parfumerie et d’Hygiene S.A.R.L.	PLC 100	MAD50.00 Ordinary	Km 10, Route Cotiere, Ain Sebaa, Casablanca
79.52	Netherlands	Chemsenti B.V.	NV 0 PLC 79.52	EUR1.00 Ordinary	Wassenaarseweg 72, 2333 AL Leiden
	Netherlands	Unilever Europe B.V.*	NV 100	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Rwanda	Unilever Tea Rwanda Limited	PLC 100	RWF4270.00 Ordinary	Nyarugenge, Nyarungenge, Umujyi wa Kigali, Rwanda, P O BOX 6428 KIgali
	Scotland	Unilever Ventures (SLP) General Partner Limited	PLC 100	GBP1.00 Ordinary	15 Atholl Crescent, Edinburgh, EH3 8HA
49	United Arab Emirates	Unilever Home & Personal Care Products Manufacturing LLC[x]	NV 0 PLC 49	AED1,000.00 Ordinary	P.O.Box 18221 European Business Center Dubai Investments Park 1
	United States	DSC Distribution, Inc.	NV 55.40 PLC 44.60	Membership Interest	13335 Maxella Ave. Marina del Rey, CA 90292
	United States	Grom WTC LLC	NV 100	Membership Interest	233 Bleecker Street, New York, 10014
	United States	Grom Century City LLC	NV 100	Membership Interest	233 Bleecker Street, New York, 10014
	Zimbabwe	Birds Eye Foods (Private) Limited	PLC 100	ZWD2.00 Ordinary	Box 950 Harare
	Zimbabwe	Hudson and Knight (Private) Limited	PLC 100	ZWD2.00 Ordinary	Box 950 Harare
	Zimbabwe	Van den Berghs and Jurgens (Private)	PLC 100	ZWD2.00 Ordinary	Box 950 Harare
Limited

Annual Report on Form 20-F 2016	Financial Statements	141

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

27. GROUP COMPANIES CONTINUED

ASSOCIATED UNDERTAKINGS

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
49	Bahrain	Unilever Bahrain Co. W.L.L.	NV 0 PLC 49	BHD50.00 Ordinary	161, Road 328, Block 358, Zinj, Manama
50	Brazil	ITB Ice Tea do Brazil Limitada	NV 32.28 PLC 17.72	BRL1.00 Quotas	Rod. Dom Gabriel Paulino Bueno Couto, km. 66 – Part
40	Canada	A&W Root Beer Beverages Canada Inc.	NV 25.82 PLC 14.18	No Par Value Class B Common	171 West Esplanade, Suite 300, North Vancouver, British Colombia V7M 3K9
49	Cyprus	Unilever PMT Limitedr	NV 0 PLC 49	EUR1.71 Ordinary-B	2 Marcou Dracou str., Engomi Industrial Estate, 2409 Nicosia
24.22	England	Arecor Limitedr◇	NV 0 PLC 24.22	GBP0.01 Ordinary	Chesterford Research Park, Little Chesterford, Saffron,
35.72	and Wales		NV 0 PLC 35.72	GBP0.01 A Ordinary	Waldon CB10 1XL
30.11	England and Wales	Blis Media Limitedr◇	NV 30.11 PLC 0	GBP0.00001 Series A Participating Preference	3rd Floor, 101 New Cavendish Street, London W1W 6XH
49.53	England and Wales	CDDM Technology Limitedr◇	NV 0 PLC 49.53	GBP0.01 Preferred Ordinary	First Floor, 59-61 High Street West, Glossop SK13 8AZ
46.30	England and Wales	Langholm Capital II L.P.	NV 46.30 PLC 0	Partnership Interest	1st Floor, Charles House, 5-11 Regent Street, London SW1Y 4LR
24.93	England and Wales	Limitless Technology Limitedr◇	NV 24.93 PLC 0	GBP0.001 A Ordinary	Ashton, Hillbrow Road, Esher KT10 9UD
5.98	England and Wales	SCA Investments Limitedr◇	NV 5.98 PLC 0	GBP0.001 A Ordinary	Unit 3 Morris House, Swainson Road, London W3 7UP
74.60			NV 74.60 PLC 0	GBP0.001 H Ordinary
25.19			NV 25.19 PLC 0	GBP0.001 I Ordinary
29.84			NV 29.84 PLC 0	GBP0.001 J Ordinary
64.22	England and Wales	Trinny London Limitedr◇	NV 64.22 PLC 0	GBP0.01 Series A Preferred	Cambridge House, 16 High Street, Saffron Walden, Essex CB10 1AX
22.22	England and Wales	Voltea Limitedr◇	NV 0 PLC 22.22	EUR0.10 A Ordinary	5th Floor, 6 St Andrew Street, London EC4A 3AE
58.32			NV 0 PLC 58.32	EUR0.10 A Preferred
25.41			NV 0 PLC 25.41	EUR0.10 A1 Preferred
17.71			NV 0 PLC 17.71	EUR0.10 B Preferred
49.99	France	Relais D’or Centrale S.A.S.	NV 32.27 PLC 17.72	No Par Value Ordinary	7 rue Armand Peugeot, 92500 Rueil-Malmaison
50	Germany	Hans Henglein & Sohn GmbH	NV 32.78 PLC 17.22	EUR100,000.00 Ordinary	Beerbachstraße 19, 91183 Abenberg
50	Germany	Henglein & Co. Handels-und Beteiligungs GmbH & Co. KG◇	NV 32 PLC 18	Partnership Interest	Beerbachstraße 19, 91183 Abenberg
50	Germany	Henglein Geschäftsführungs GmbH◇	NV 32 PLC 18	DEM 50,000.00 Ordinary	Beerbachstraße 19, 91183 Abenberg
50	Germany	Henglein GmbH◇	NV 32 PLC 18	DEM 50,000.00 Ordinary	Bad Bribaer Straße, 06647 Klosterhäseler
50	Germany	Hochreiter Frischteigwaren GmbH	NV 32.78 PLC 17.22	DEM250,000.00 Ordinary	Beerbachstruße 37, 17153 Stavenhagen
50	Germany	Nürnberger Kloßteig NK GmbH & Co. KG◇	NV 32 PLC 18	Partnership Interest	Beerbachstraße 19, 91183 Abenberg
33.61	India	Kimberly Clark Lever Private Limited◇	NV 0 PLC 33.61	INR10.00 Ordinary	GAT No. 934-937, Village Sanaswadi
40	Indonesia	PT Anugrah Mutu Bersama	NV 26.22 PLC 13.78	IDR1,000,000.00 Ordinary	Wisma Bango Lt.05, Jl.Sulaiman No.32, Jakarta Barat 11540
51.78	Ireland	Brandtone Holdings Limitedr◇	NV 51.78 PLC 0	EUR0.001 A Ordinary	51-54 Pearse Street, Dublin 2
70.38			NV 70.38 PLC 0	EUR0.001 Preferred Ordinary
21.58			NV 21.58 PLC 0	EUR0.001 Series 2 Preferred
19.99			NV 19.99 PLC 0	EUR0.001 Series 3 Preferred
23.70	Ireland	Clavis Technology Limitedr◇	NV 23.70 PLC 0	EUR0.0025 Series A2 Convertible Redeemable Preference	7th Floor, O’Connell Bridge House, D’Olier Street, Dublin 2
9.95			NV 9.95 PLC 0	EUR0.0025 Series Convertible Redeemable Preference
	Ireland	Pepsi Lipton International Limitedr	NV 100	EUR1.00 B Ordinary	70 Sir John Rogersons Quay, Dublin 2
			NV 100	EUR1.00 C Preferred
			NV 100	EUR1.00 E Ordinary
			NV 100	EUR1.00 G Preferred
99.74	Israel	Iluminage Beauty Limitedr	NV 99.74 PLC 0	ILS1.00 Preference	Kochav Yokneam Building, 4th Floor, P.O Box 14, Yokneam Illit 20692
34	Japan	Grom Japan K.K◇	NV 34 PLC 0	JPY50,000.00 Ordinary	#308, 5–4–1, Minami Azabu, Tokyo
40.40	Mauritius	Capvent Asia Consumer Fund Limitedr	NV 40.40 PLC 0	USD0.01 Class A	3rd Floor, Harbour Front Building, President John Kennedy Street, Port Louis
49	Oman	Towell Unilever LLC	NV 0 PLC 49	OMR10.00 Ordinary	Po Box 1711, Ruwi, Postal code 112
	Philippines	Sto Tomas Paco Land Corpr◇	NV 64.55 PLC 35.45	PHP1.00 Common	11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City, M.M
	Philippines	WS Holdings Inc.r◇	NV 64.55 PLC 35.45	PHP1.00 Common B	Manggahan Light Industrial Compound, A. Rodriguez Avenue, Bo. Manggahan, Pasig City
	Philippines	Selecta Walls Land Corpr◇	NV 64.55 PLC 35.45	PHP10.00 Common B	Manggahan Light Industrial Compound, A. Rodriguez Avenue, Bo. Manggahan, Pasig City
	Philippines	Paco Platform 7.5 Inc.r◇	NV 64.55 PLC 35.45	PHP1.00 Common	11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City, M.M
35.10	Philippines	Cavite Horizons Land, Inc.◇	NV 22.66 PLC 12.44	PHP1.00 Common	11th Avenue corner 39th Street, Bonifacio Triangle,
			NV 64.55 PLC 35.45	PHP10,000.00 Preference	Bonifacio Global City, Taguig City
45.40	Philippines	Industrial Realties, Inc.◇	NV 29.30 PLC 16.1	PHP1.00 Common	11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City
55	Portugal	Fima Ola – Produtos Alimentares, S.A.	NV 0 PLC 55	EUR500.00 Ordinary	Largo Monterroio Mascarenhas, 1,1099–081 Lisboa
55	Portugal	Gallo Worldwide, Limitada	NV 0 PLC 55	EUR1,000,000.00 Quotas	Largo Monterroio Mascarenhas, 1,1099–081 Lisboa
54	Portugal	Transportadora Central do Infante, Limitada	NV 0 PLC 54	EUR1.00 Ordinary	Largo Monterroio Mascarenhas, 1,1099–081 Lisboa
55	Portugal	Unilever Jerónimo Martins, Limitada	NV 0 PLC 55	EUR26,295,157.00 Quotas	Largo Monterroio Mascarenhas, 1,1099–081 Lisboa
55	Portugal	Victor Guedes – Industria e Comercio, S.A.	NV 0 PLC 55	EUR5.00 Ordinary	Largo Monterroio Mascarenhas, 1,1070-184 Lisboa

142	Financial Statements	Annual Report on Form 20-F 2016

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
99.50	Sweden	SachaJuan Haircare ABr◇	NV 99.50 PLC 0	SEK1.00 Class B Shares	No 18 Office & Lounge, Briger Jarlsgatan 18,114 34 Stockholm
49	United Arab Emirates	Al Gurg Unilever LLC	NV 0 PLC 49	AED1,000.00 Ordinary	P.O.Box 49, Dubai
49	United Arab Emirates	Al Gurg Unilever LLC	NV 0 PLC 49	AED1,000.00 Ordinary	P.O.Box 49, Dubai
49	United Arab Emirates	Thani Murshid Unilever LLC	NV 49 PLC 0	AED1,000.00 Ordinary	Po Box 49, Abu Dhabi
8.30	United States	Discuss.io Incr◇	NV 8.30 PLC 0	USD0.0001 Common Stock	C/O National Registered Agents, Inc.160 Green Tree Drive,
15.36			NV 15.36 PLC 0	USD0.0001 Series Seed	Suite 101, Dover, Delaware 19904
50	United States	Pepsi Lipton Tea Partnership	NV 27.70 PLC 22.30	Partnership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
57.27	United States	Physic Ventures L.P.◇	NV 57.27 PLC 0	Partnership Interest	2711 Centerville Road, Suite 400, Wilmington, Delaware

Notes:

*	Indicates an undertaking for which Unilever N.V. has issued a declaration of assumption of liability in accordance with section 403, Book 2, Dutch Civil Code.
[o]	Indicates an undertaking directly held by N.V. or PLC. All other undertakings are indirectly held. In the case of Hindustan Unilever Limited 51.50% is directly held and the remainder of 15.70% is indirectly held. In the case of Unilever Kenya Limited 39.13% is directly held and the remainder of 60.87% is indirectly held. In the case of Unilever Sri Lanka Limited 5.49% is directly held and the remainder of 94.51% is indirectly held. In the cases of each of Unilever BCS UK Services Limited and Unilever BCS UK Limited the ordinary shares are indirectly held and the redeemable golden share is directly held. In the case of Mixhold B.V. 27.71% is directly held and the remainder of 72.29% is indirectly held. In the cases of each of Unilever Gida Sarayi ve Ticaret A.Ş. and Unilever Sarayi ve Ticaret Turk A.Ş. a fractional amount is directly held and the remainder is indirectly held. In the case of United Holdings Limited, the ordinary shares are directly held and the preferred shares are indirectly held. In the case of Mixhold N.V., 55.37% of the ordinary – A shares are directly held, the remainder of 44.63% are indirectly held and the other share classes are indirectly held. In the case of Naamlooze Vernootschap Elma the ordinary shares are directly held and the cumulative preference shares are indirectly held.
†	Shares the undertaking holds in itself.
r	Denotes an undertaking where other classes of shares are held by a third party.
X	Unilever Trading LLC, Binzagr Unilever Limited, Unilever Home and Personal Care Products Manufacturing LLC and UTIC Distribution S.A. are subsidiary undertakings pursuant to section 1162(2)(b) Companies Act 2006. Servern Gulf FZCO is a subsidiary undertaking pursuant to section 1162(4)(a) Companies Act 2006. The Unilever Group is entitled to 50% of the profits made by Binzagr Unilever Limited. The Unilever Group is entitled to 80% of the profits made by Unilever Trading LLC, Unilever Home and Personal Care Products Manufacturing LLC and Unilever General Trading LLC.
◇	Accounted for as non-current investments within non-current financial assets.
Exemption pursuant to Section 264b German Commercial Code.

Further to the above disclosures (1) due to the unified board of Unilever N.V. and Unilever PLC, Unilever N.V. and Unilever PLC are each considered to be a subsidiary undertaking of the other in accordance with section 1162 (4) (b) of the Companies Act 2006 and (2) details of holdings of subsidiary undertakings in the share capitals of Unilever N.V. and Unilever PLC are given under the heading Our Shares on pages 30 to 32.

In addition, we have revenues either from our own operations or otherwise in the following locations: Afghanistan, Albania, Andorra, Angola, Antartica, Antigua, Armenia, Azerbaijan, Bahamas, Barbados, Belarus, Belize, Benin, Bhutan, Botswana, Brunei Darussalam, Burkina Faso, Burundi, Cameroon, Cape Verde, Central African Republic, Chad, Comoros, Congo, Democratic Republic of Congo, Dominica, Equatorial Guinea, Eritrea, Fiji, French Guiana, Gabon, Gambia, Georgia, Grenada, Guadeloupe, Guinea, Guinea-Bissau, Guyana, Haiti, Iceland, Iraq, Kiribati, Kuwait, Kyrgyzstan, Lesotho, Liberia, Libya, Liechtenstein, Luxembourg, Macao, Macedonia, Madagascar, Maldives, Mali, Malta, Marshall Islands, Martinique, Mauritania, Mauritius, Micronesia (federated states of), Moldova (Republic of), Monaco, Mongolia, Montenegro, Namibia, Nauru, Palau, Papua New Guinea, Qatar, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and the Grenadines, Samoa, San Marino, Senegal, Seychelles, Sierra Leone, Solomon Islands, Somalia, South Sudan, Sudan, Suriname, Swaziland, Syrian Arab Republic, Tajikistan, Timor Leste, Togo, Tonga, Turkmenistan, Tuvalu, Uzbekistan, Vanuatu and Yemen.

The Group has established branches in Argentina, Azerbaijan, Cuba, the Dominican Republic, Kazakhstan, Moldova, the Netherlands, the Philippines, Rwanda, Russia, Saudi Arabia, Slovenia and Turkey.

Annual Report on Form 20-F 2016	Financial Statements	143

THIS PAGE IS INTENTIONALLY LEFT BLANK

144	Financial Statements	Annual Report on Form 20-F 2016

THIS PAGE IS INTENTIONALLY LEFT BLANK

Annual Report on Form 20-F 2016	Financial Statements	145

THIS PAGE IS INTENTIONALLY LEFT BLANK

146	Financial Statements	Annual Report on Form 20-F 2016

THIS PAGE IS INTENTIONALLY LEFT BLANK

Annual Report on Form 20-F 2016	Financial Statements	147

THIS PAGE IS INTENTIONALLY LEFT BLANK

148	Financial Statements	Annual Report on Form 20-F 2016

THIS PAGE IS INTENTIONALLY LEFT BLANK

Annual Report on Form 20-F 2016	Financial Statements	149

THIS PAGE IS INTENTIONALLY LEFT BLANK

150	Financial Statements	Annual Report on Form 20-F 2016

THIS PAGE IS INTENTIONALLY LEFT BLANK

Annual Report on Form 20-F 2016	Financial Statements	151

THIS PAGE IS INTENTIONALLY LEFT BLANK

152	Financial Statements	Annual Report on Form 20-F 2016

THIS PAGE IS INTENTIONALLY LEFT BLANK

Annual Report on Form 20-F 2016	Financial Statements	153

THIS PAGE IS INTENTIONALLY LEFT BLANK

154	Financial Statements	Annual Report on Form 20-F 2016

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR

ANNUAL GENERAL MEETINGS

	Date	Voting Record date	Voting and Registration date
NV	1.30pm 26 April 2017	29 March 2017	19 April 2017
PLC	1.30pm 27 April 2017	–	25 April 2017

QUARTERLY DIVIDENDS

Dates listed below are applicable to all four Unilever listings (NV ordinary shares, PLC ordinary shares, NV New York shares, and PLC ADRs).

	Announced	NV NY and PLC ADR ex-dividend date	NV and PLC	Record date	Payment date
Quarterly dividend announced with the Q4 2016 results	26 January 2017	8 February 2017	9 February 2017	10 February 2017	15 March 2017

Quarterly dividend announced with the Q1 2017 results	20 April 2017	3 May 2017	4 May 2017	5 May 2017	7 June 2017

Quarterly dividend announced with the Q2 2017 results*	20 July 2017	2 August 2017	3 August 2017	4 August 2017	6 September 2017

Quarterly dividend announced with the Q3 2017 results	19 October 2017	1 November 2017	2 November 2017	3 November 2017	13 December 2017

*	Also applicable for preferential dividends NV.

CONTACT DETAILS

Unilever N.V. and Unilever PLC

100 Victoria Embankment

London EC4Y 0DY

United Kingdom

Institutional Investors telephone +44 (0)20 7822 6830

Any queries can also be sent to us electronically via

www.unilever.com/resource/contactus

Private Shareholders telephone +44 (0)20 7822 5500

Private Shareholders can email us at

shareholder.services@unilever.com

SHARE REGISTRATION

THE NETHERLANDS

SGG Netherlands N.V.
Hoogoorddreef 15
1101 BA Amsterdam
Telephone	+31 (0)20 522 25 55
Telefax	+31 (0)20 522 25 35
Website	www.sgggroup.com
Email	registers@sgggroup.com

UK
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
Telephone	+44 (0)370 600 3977
Telefax	+44 (0)370 703 6101
Website	www.investorcentre.co.uk
Email	webcorres@computershare.co.uk

US
American Stock Transfer & Trust Company
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
Toll-free number	+1 866 249 2593
Direct dial	+1 718 921 8124
Email	DB@amstock.com

WEBSITE

Shareholders are encouraged to visit our website www.unilever.com which has a wealth of information about Unilever.

There is a section designed specifically for investors at www.unilever.com/investorrelations. It includes detailed coverage of the Unilever share price, our quarterly and annual results, performance charts, financial news and investor relations speeches and presentations. It also includes conference and investor/analyst presentations.

You can also view the Unilever Annual Report and Accounts 2016 (and the Additional Information for US Listing Purposes), and those for prior years, at www.unilever.com/investorrelations.

PUBLICATIONS

Copies of the Unilever Annual Report and Accounts 2016 (and the Additional Information for US Listing Purposes) and the Annual Report on Form 20-F 2016 can be accessed directly or ordered through www.unilever.com/investorrelations.

UNILEVER ANNUAL REPORT AND ACCOUNTS 2016

The Unilever Annual Report and Accounts 2016 (and the Additional Information for US Listing Purposes) forms the basis for the Form 20-F that is filed with the United States Securities and Exchange Commission, which is also available free of charge at www.sec.gov.

QUARTERLY RESULTS ANNOUNCEMENTS

Available in English with figures in euros.

Annual Report on Form 20-F 2016	Shareholder information	155

INDEX

Accounting policies	88 – 90

Acquisitions	22, 126 – 128, 178

Americas, The	92, 94, 105 – 106

Annual General Meetings	155

Asia/AMET/RUB	94, 105

Associates	84, 91 – 92, 107 – 108, 129, 142

Audit Committee	42 – 43

Auditors	37, 43, 79 – 83, 130, 150, 154

Balance sheet	25, 86, 97, 145, 151, 172 – 173

Biographies	3, 5

Board committees	29

Boards	2 – 3, 29 – 30

Brand and marketing investments	92

Brands	1, 10

Capital expenditure	87

Cash	25, 86, 87, 120 – 121

Cash flow	87, 99, 174

Categories	14 – 16, 24, 91

Cautionary statement /safe harbour	Inside back cover

Chairman	2 – 3, 29 – 30

Chief Executive Officer	4, 48 – 77

Commitments	125 – 126

Company accounts, statutory and other information	144 – 154

Compensation Committee	48 – 77

Comprehensive income	84, 97, 113, 144

Connected 4 Growth	1 – 22

Constant core earnings per share	27

Contingent liabilities	125 – 126, 150, 154

Core earnings per share	22 – 23, 27, 59, 103

Core effective tax rate	27

Core operating margin	12, 22 – 24, 27, 56, 59, 90, 168

Core operating profit	23 – 24, 27, 90, 91

Corporate governance	29 – 35

Corporate responsibility	44 – 45

Corporate Responsibility Committee	44 – 45

Deferred tax	101 – 102, 146 – 147, 152 – 153

Depreciation	25, 87, 91, 93, 102, 106 – 107, 125, 169

Directors’ responsibilities	78, 83

Directors’ remuneration	48 – 77

Disposals	126 – 128

Diversity	3, 21, 34, 47

Dividends	22, 85, 87, 104, 109, 130, 147, 152, 162

Earnings per share	23, 84, 103, 168

Employees	16, 20 – 21, 34, 94

Equalisation Agreement	29, 33, 88, 150

Equity	25, 84 – 86, 112 – 113, 144 – 145, 151

Europe	92, 94, 105 – 106

Exchange rates	26, 87 – 88, 162, 168, 174

Executive Directors	2 – 3, 29, 48 – 77, 94

Finance and liquidity	25, 177

Finance costs and finance income	84, 87, 100, 144, 146, 168

Financial assets	86 – 87, 120 – 124

Financial calendar	155

Financial instruments	110 – 124, 178

Financial liabilities	28, 86 – 87, 110 – 123, 148, 151, 153

Financial review	23 – 28, 175 – 178

Foods	12, 14, 24, 91, 176

Free cash flow	12, 22, 25 – 28, 59, 169, 177

Geographies	92

Goodwill	25, 28, 86, 88, 104 – 106, 126 – 128

Gross profit	92

Home Care	12, 15, 24, 91, 176

Impairment	25, 87, 91, 93, 102, 104 – 106, 121, 169

Income statement	23, 84

Innovation	8, 10

Intangible assets	104 – 106, 128, 148, 153

International Financial Reporting Standards	88

Inventories	108

Joint ventures	84, 91 – 92, 107 – 108

Key management	12, 94

Key Performance Indicators	168

Leases	125 – 126

Market capitalisation	25

Net debt	28, 119, 169

Nominating and Corporate Governance Committee	46 – 47

Non-core items	92 – 93

Non-Executive Directors	2 – 3, 29 – 30, 48 – 77

Non-GAAP measures	26 28, 177 – 178

Operating costs	92 – 93

Operating profit	23, 84, 87, 90 – 93,144

Organisational Structure	29

Outlook	178

Payables	109

Pensions and similar obligations	94 – 99

Personal Care	12, 14, 24, 91, 176

Post balance sheet events	130, 150, 154

Preference shares and dividends	30 – 32, 100

Principal group companies	131 – 143

Property, plant and equipment	106 – 107

Provisions	124

Receivables	108 – 109

Refreshment	12, 15, 24, 91, 176

Related party transactions	129, 160

Research and development	92

Reserves	85, 112, 144, 149

Restructuring	124

Revenue	90

Risk management and control	33 – 36, 43

Risks	37 – 41

Segment information	90 – 92

Share-based payments	99 – 100

Share capital	30 – 33, 111, 149, 151, 153

Shareholders	22, 32 – 33

Share registration	155

Staff costs	94

Strategy	10 – 11

Taxation	101 – 103

Total shareholder return	75

Treasury	110 – 124

Turnover	84, 90 – 92

Underlying volume growth	12, 27

Underlying sales growth	12, 26 – 27

Unilever Leadership Executive	5

Voting	29

Zero based budgeting	11

Website	155

156	Annual Report on Form 20-F 2016

ADDITIONAL INFORMATION FOR US LISTING PURPOSES

FORM 20-F REFERENCES

Item 1	Identity of Directors, Senior Management and Advisers		n/a

Item 2	Offer Statistics and Expected Timetable		n/a

Item 3	Key Information

	A.	Selected Financial Data	111, 162, 168 – 170

	B.	Capitalisation and Indebtedness	n/a

	C.	Reasons for the offer and use of proceeds	n/a

	D.	Risk factors	36 – 41

Item 4	Information on the Company

	A.	History and development of the company	17 – 18, 22 – 35, 87, 106 –107, 126 –128, 155, 175 – 178

	B.	Business overview	1, 6 – 11, 14 – 29, 41, 90 – 92, 175 – 178

	C.	Organisational structure	29, 131 – 143

	D.	Property, plant and equipment	106 – 107, 178

Item 4A	Unresolved Staff Comments		n/a

Item 5	Operating and Financial Review and Prospects

	A.	Operating results	4, 6 – 7, 12, 21 – 22, 23 – 28, 41, 117 – 118, 175 – 178

	B.	Liquidity and capital resources	25, 36, 78, 87, 106 – 107, 110 – 111, 114 – 126, 177 – 178

	C.	Research and development, patents and licences, etc.	8 – 9, 92 – 93

	D.	Trend information	4, 6 – 7, 23 – 28, 37 – 41, 175 – 178

	E.	Off-balance sheet arrangements	115 – 120, 122 – 126

	F.	Tabular disclosure of contractual obligations	26, 106 – 107, 114, 125 – 126

	G.	Safe harbour	Inside back cover

Item 6	Directors, Senior Management and Employees

	A.	Directors and senior management	3, 29, 159

	B.	Compensation	25, 41, 48, 63, 94 – 100

	C.	Board practices	3, 5, 29, 30, 42 – 47, 62 – 63, 73, 75

	D.	Employees	94, 159

	E.	Share ownership	67, 70 – 74, 99 – 100, 159

Item 7	Major Shareholders and Related Party Transactions

	A,	Major shareholders	29, 31 – 33, 160

	B.	Related party transactions	129, 160

	C.	Interest of experts and counsel	n/a

Item 8	Financial Information

	A.	Consolidated statements and other financial information	78, 79, 84 – 143, 155, 162, 170 – 174

	B.	Significant changes	130

Item 9	The Offer and Listing

	A.	Offer and listing details	160 – 161

	B.	Plan of distribution	n/a

	C.	Markets	30 – 32

	D.	Selling shareholders	n/a

	E.	Dilution	n/a

	F.	Expenses of the issue	n/a

Item 10	Additional Information

	A.	Share capital	n/a

	B.	Articles of association	29 – 35, 46 – 47, 71, 111, 163

	C.	Material contracts	29, 33, 163

	D.	Exchange controls	163

	E.	Taxation	164 – 165

	F.	Dividends and paying agents	n/a

	G.	Statement by experts	n/a

	H.	Documents on display	155, 163

	I.	Subsidiary information	n/a

Annual Report on Form 20-F 2016	157

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

Item 11	Quantitative and Qualitative Disclosures About Market Risk		94 – 99, 108 – 111, 115 – 124, 178

Item 12	Description of Securities Other than Equity Securities

	A.	Description of debt securities	n/a

	B.	Description of warrants and rights	n/a

	C.	Description of other securities	n/a

	D.1	Name of depositary and address of principal executive	n/a

	D.2	Title of ADRS and brief description of provisions	n/a

	D.3	Transfer agent fees and charges	166

	D.4	Transfer agent payments – fiscal year 2016	166

Item 13	Defaults, Dividend Arrearages and Delinquencies

	A.	Defaults	166

	B.	Dividend arrearages and delinquencies	166

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		n/a

Item 15	Controls and Procedures		35 – 36, 43, 79, 167

Item 16	Reserved		n/a

Item 16A	Audit Committee Financial Expert		30, 42

Item 16B	Code of Ethics		35, 36, 44

Item 16C	Principal Accountant Fees and Services		42 – 43, 167

Item 16D	Exemptions From The Listing Standards For Audit Committees		n/a

Item 16E	Purchases Of Equity Securities By The Issuer and Affiliated Purchasers		30 – 32, 167

Item 16F	Change in Registrant’s Certifying Accountant		n/a

Item 16G	Corporate Governance		29 – 35

Item 16H	Mine Safety Disclosures		n/a

Item 17	Financial Statements		78, 79, 84 – 143, 170 – 174

Item 18	Financial Statements		78, 79, 84 – 143, 170 – 174

Item 19	Exhibits		Please refer to the Exhibit list located immediately following the signature page for this document as filed with the SEC.

158	Annual Report on Form 20-F 2016

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

EMPLOYEES

The average number of employees for the last three years is provided in note 4A on page 94. The average number of employees during 2016 included 9,297 seasonal workers. We believe our relationship with our employees and any labour unions of which they may be part is satisfactory in all material respects.

GLOBAL EMPLOYEE SHARE PLANS (SHARES)

In November 2014, Unilever’s new global employee plan ‘SHARES’ was launched in 17 countries. SHARES gives eligible Unilever employees below senior management level the opportunity to invest between €25 and €200 per month from their net salary in Unilever shares. For every three shares our employees buy (Investment Shares), Unilever will give them one free Matching Share, which will vest if employees hold their Investment Shares for at least three years. The Matching Shares are not subject to any performance conditions. In 2015, SHARES was rolled out globally and is now offered in more than 100 countries. Executive Directors are not eligible to participate in SHARES. As of 21 February 2017, awards for 182,558 NV and 130,942 PLC shares were outstanding under SHARES.

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

DIRECTORS AND SENIOR MANAGEMENT

FAMILY RELATIONSHIP

There are no family relationships between any of our Executive Directors, members of the ULE or Non-Executive Directors.

OTHER ARRANGEMENTS

None of our Non-Executive Directors, Executive Directors or other key management personnel are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

Annual Report on Form 20-F 2016	159

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

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

At 21 February 2017 (the latest practicable date for inclusion in this report), there were 4,647 registered holders of NV New York Registry Shares and 977 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 11% of NV’s ordinary shares (including shares underlying NV New York Registry shares) were held in the United States (approximately 10% in 2015) and approximately 13% of PLC’s ordinary shares (including shares underlying PLC American Depositary Receipts) were held in the United States (approximately 13% in 2015).

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

RELATED PARTY TRANSACTIONS

Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in Note 23 to the consolidated financial statements (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2016 up to 21 February 2017 (the latest practicable date for inclusion in this report).

THE OFFER AND LISTING

SHARE PRICES AT 31 DECEMBER 2016

The share prices of the ordinary shares at the end of the year were as follows:

NV per € 0.16 ordinary share in Amsterdam	€ 39.12

NV per € 0.16 ordinary share in New York	US$41.06

PLC per 3 1/9p ordinary share in London	£32.93

PLC per 3 1/9p ordinary share in New York	US$40.70

160	Annual Report on Form 20-F 2016

MONTHLY HIGH AND LOW PRICES FOR THE MOST RECENT SIX MONTHS

		August	September	October	November	December	January	February
		2016	2016	2016	2016	2016	2017	2017
NV per €0.16 ordinary share in Amsterdam	High	41.89	42.94	41.79	38.30	39.28	39.37	44.80(a)
(in €)	Low	40.58	40.23	38.18	36.39	36.80	37.40	37.49(a)
NV per €0.16 ordinary share in New York	High	46.84	47.88	46.43	42.19	41.06	42.32	48.79(a)
(in US$)	Low	44.93	44.94	41.67	38.66	39.12	40.27	40.56(a)
PLC per 3 1/9p ordinary share in London	High	36.42	36.63	37.64	34.44	32.93	34.03	37.97(a)
(in £)	Low	34.78	35.05	34.18	31.07	30.92	31.91	32.04(a)
PLC per 3 1/9p ordinary share in New York	High	47.34	48.63	47.75	42.15	40.79	42.58	48.53(a)
(in US$)	Low	45.86	46.02	41.67	38.78	39.14	40.51	41.11(a)

(a)	Through 21 February 2017 (the latest practicable date for inclusion in this report).

QUARTERLY HIGH AND LOW PRICES FOR 2016 AND 2015

			1st	2nd	3rd	4th
			Quarter	Quarter	Quarter	Quarter
			2016	2016	2016	2016
NV per €0.16 ordinary share in Amsterdam (in €)		High	40.89	41.91	42.94	41.79
		Low	36.69	38.15	40.23	36.39
NV per €0.16 ordinary share in New York (in US$)		High	45.52	47.05	47.88	46.43
		Low	40.27	42.87	44.93	38.66
PLC per 3 1/9p ordinary share in London (in £)		High	31.90	35.79	36.79	37.64
		Low	27.63	30.42	34.78	30.92
PLC per 3 1/9p ordinary share in New York (in US$)		High	45.77	47.91	48.63	47.75
		Low	40.09	43.62	45.86	38.78

			1st	2nd	3rd	4th
			Quarter	Quarter	Quarter	Quarter
			2015	2015	2015	2015
NV per €0.16 ordinary share in Amsterdam (in €)		High	40.52	41.88	42.32	42.48
		Low	31.55	36.86	33.87	35.82
NV per €0.16 ordinary share in New York (in US$)		High	43.94	44.98	46.51	46.04
		Low	37.64	41.40	38.43	40.25
PLC per 3 1/9p ordinary share in London (in £)		High	29.52	30.15	29.66	29.60
		Low	25.73	27.30	25.24	26.82
PLC per 3 1/9p ordinary share in New York (in US$)		High	44.67	45.08	46.07	45.72
		Low	39.03	41.83	39.08	40.84

ANNUAL HIGH AND LOW PRICES

		2016	2015	2014	2013	2012
NV per €0.16 ordinary share in Amsterdam (in €)	High	42.94	42.48	33.49	32.89	29.50
	Low	36.39	31.55	27.16	27.50	24.56
NV per €0.16 ordinary share in New York (in US $)	High	47.88	46.51	44.31	42.78	38.75
	Low	38.66	37.64	36.72	37.27	30.79
PLC per 3 1/9p ordinary share in London (in £)	High	37.64	30.15	27.29	28.85	24.29
	Low	27.63	25.24	23.06	23.19	19.94
PLC per 3 1/9p ordinary share in New York (in US $)	High	48.63	46.07	45.85	43.54	39.37
	Low	38.78	39.03	37.85	37.67	31.04

There have not been any significant suspensions in the past three years.

Annual Report on Form 20-F 2016	161

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

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

	2016	2015	2014	2013	2012
Dividends declared for the year
NV dividends
Dividend per €0.16	€1.28	€1.21	€1.14	€1.08	€0.97
Dividend per €0.16 (US Registry)	US$1.42	US$1.32	US$1.47	US$1.44	US$1.25

PLC dividends
Dividend per 3 1/9p	£1.09	£0.88	£0.90	£0.91	£0.79
Dividend per 3 1/9p (US Registry)	US$1.42	US$1.32	US$1.47	US$1.44	US$1.25

Dividends paid during the year
NV dividends
Dividend per €0.16	€1.26	€1.19	€1.12	€1.05	€0.95
Dividend per €0.16 (US Registry)	US$1.40	US$1.32	US$1.51	US$1.40	US$1.23

PLC dividends
Dividend per 3 1/9p	£1.04	£0.87	£0.91	£0.89	£0.77
Dividend per 3 1/9p (US Registry)	US$1.40	US$1.32	US$1.51	US$1.40	US$1.23

EXCHANGE RATES

Unilever reports its financial results and balance sheet position in euros. Other currencies which may significantly impact our financial statements are sterling and US dollars. Average and year-end exchange rates for these two currencies for the last five years are given below.

	2016	2015	2014	2013	2012
Year end
€1 = US$	1.049	1.092	1.215	1.378	1.318
€1 = £	0.857	0.736	0.781	0.833	0.816

Average
€1 = US$	1.111	1.111	1.334	1.325	1.283
€1 = £	0.815	0.725	0.807	0.849	0.811

On 21 February 2017 (the latest practicable date for inclusion in this report), the exchange rates between euros and US dollars and between euros and sterling as published in the Financial Times in London were as follows: €1 = US$1.063 and €1 = £0.855.

Noon Buying Rates in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were as follows:

	2016	2015	2014	2013	2012
Year end
€1 = US$	1.055	1.086	1.210	1.378	1.319

Average
€1 = US$	1.103	1.110	1.330	1.328	1.286

High
€1 = US$	1.152	1.202	1.393	1.382	1.346

Low
€1 = US$	1.038	1.052	1.210	1.277	1.206

On 17 February 2017 (the latest available data for inclusion in this report), the Noon buying rate was €1 = US$1.061.

High and low exchange rate values for each of the last six months:

	August	September	October	November	December	January	February
	2016	2016	2016	2016	2016	2017	2017(a)
High €1 = US $	1.133	1.127	1.121	1.112	1.076	1.079	1.080
Low €1 = US $	1.108	1.116	1.087	1.056	1.038	1.042	1.058

(a)	Through 17 February 2017 (the latest available data for inclusion in this report).

162	Annual Report on Form 20-F 2016

ARTICLES OF ASSOCIATION

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

Distributable profits of PLC are paid first at the rate of 5% per year on the paid-up nominal capital of 3 1/9 p of the ordinary shares, in a further such dividend and then at the rate of 6% per year on the paid-up nominal capital of the deferred stock of £100,000. The surplus is paid by way of a dividend on the ordinary shares.

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

MATERIAL CONTRACTS

The descriptions of the foundation agreements set forth in the Unilever Annual Report and Accounts 2016 do not purport to be complete and are qualified in their entirety by reference to the Equalisation Agreement between Unilever N.V. and Unilever PLC, the Deed of Mutual Covenants and the Agreement for Mutual Guarantees of Borrowing, including all amendments thereto, filed as Exhibits 4.1(a), 4.1(b) and 4.1(c), respectively, to this report, which are incorporated herein by reference.

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

UNILEVER ANNUAL REPORT ON FORM 20-F 2016

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

Annual Report on Form 20-F 2016	163

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

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

DISCLOSURE REQUIREMENTS FOR US INDIVIDUAL HOLDERS

US individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their United States Federal Income Tax return. Such Form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a US financial institution, generally including a non-US branch or subsidiary of a US institution and a US branch of a non-US institution. Investors are encouraged to consult with their own tax advisers regarding the possible application of this disclosure requirement to their investment in the shares.

164	Annual Report on Form 20-F 2016

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

TAXATION FOR US PERSONS HOLDING SHARES OR AMERICAN DEPOSITARY SHARES IN PLC

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

DISCLOSURE REQUIREMENTS FOR US INDIVIDUAL HOLDERS

US individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their United States Federal Income Tax return. Such Form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a US financial institution, generally including a non-US branch or subsidiary of a US institution and a US branch of a non-US institution. Investors are encouraged to consult with their own tax advisers regarding the possible application of this disclosure requirement to their investment in the shares or ADSs.

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

Where ordinary shares are held on trust, they will generally not be subject to United Kingdom inheritance tax where the settlor at the time of the settlement:

•	was domiciled for the purposes of the convention in the United States; and
•	was not for the purposes of the convention a national of the United Kingdom.

An exception is if the shares are part of the business property of a permanent establishment of the shareholder in the United Kingdom or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the United Kingdom.

Where ordinary shares are subject to United Kingdom inheritance tax and United States federal gift or federal estate tax, the amount of the tax paid in one jurisdiction can generally be credited against the tax due in the other jurisdiction.

Where a United Kingdom inheritance tax liability is prima facie not payable by virtue of the convention, that tax can become payable if any applicable federal gift or federal estate tax on the shares in the United States is not paid.

Annual Report on Form 20-F 2016	165

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

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

TRANSFER AGENT PAYMENTS – FISCAL YEAR 2016 FOR NV

In relation to 2016, NV received $1,225,000.00 from Deutsche Bank, the transfer agent and registrar for its New York Registered Share program since 1 July 2014, including the reimbursement of listing fees (NYSE), reimbursement of settlement infrastructure fees (including DTC feeds), reimbursement of proxy process expenses (printing, postage and distribution), tax reclaim services and program-related expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002).

DEPOSITARY PAYMENTS – FISCAL YEAR 2016 FOR PLC

In relation to 2016, PLC received $4,061,680.12 from Deutsche Bank, the depositary bank for its American Depositary Receipt Program since 1 July 2014, including processing of cash distributions, reimbursement of listing fees (NYSE), reimbursement of settlement infrastructure fees (including DTC feeds), reimbursement of proxy process expenses (printing, postage and distribution), dividend fees and program-related expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002).

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

166	Annual Report on Form 20-F 2016

PURCHASES OF EQUITY SECURITIES

SHARE PURCHASES DURING 2016

Please also refer to ‘Our shares’ section on pages 30 to 32.

€ million

			Of which, number of	Maximum value that
			shares purchased	may yet be purchased
	Total number of	Average price	as part of publicly	as part of publicly
	shares purchased	paid per share (€)	announced plans	announced plans
January	-	-	-	-
February(a)	13,434	38.82	-	-
March	-	-	-	-
April	-	-	-	-
May(a)	3,076,000	40.22	-	-
June(a)	3,081,750	40.45	-	-
July	-	-	-	-
August	-	-	-	-
September	-	-	-	-
October	-	-	-	-
November	-	-	-	-
December	-	-	-	-
Total	6,171,184	40.33	-	-

(a)	Shares were purchased to satisfy commitments to deliver shares under our share-based plans as described in note 4C ‘Share-based compensation plans’ on pages 99 and 100.

Between 31 December 2016 and 21 February 2017 (the latest practicable date for inclusion in this report) neither NV or PLC conducted any share repurchases.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002, the following report is provided by management in respect of the Group’s internal control over financial reporting (as defined in rule 13a–15(f) or rule 15d–15(f) under the US Securities Exchange Act of 1934):

•	Unilever’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group;
•	Unilever’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework (2013) is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting;
•	Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2016, and has concluded that such internal control over financial reporting is effective; and
•	KPMG LLP and KPMG Accountants N.V., who have audited the consolidated financial statements of the Group for the year ended 31 December 2016, have also audited the effectiveness of internal control over financial reporting as at 31 December 2016 and have issued an attestation report on internal control over financial reporting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

	€ million 2016	€ million 2015	€ million 2014
Audit fees(a)	14	14	14
Audit-related fees(b)	–(c)	–(c)	–(c)
Tax fees	–(c)	–(c)	–(c)
All other fees	–(c)	–(c)	–(c)

(a)	Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2015: less than €1 million individually and in aggregate; 2014: less than €1 million individually and in aggregate).
(b)	Includes other audit services which comprise audit and similar work that regulations or agreements with third parties require the auditors to undertake.
(c)	Amounts paid in relation to each type of service are individually less than €1 million. In aggregate the fees paid were €1 million (2015: €1 million, 2014: less than €1 million).

Annual Report on Form 20-F 2016	167

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

SELECTED FINANCIAL DATA

The schedules below provide the Group’s selected financial data for the five most recent financial years.

	€ million	€ million	€ million	€ million	€ million
Consolidated income statement	2016	2015	2014	2013	2012
Turnover	52,713	53,272	48,436	49,797	51,324

Operating profit	7,801	7,515	7,980	7,517	6,977

Net finance costs	(563)	(493)	(477)	(530)	(535)
Share of net profit/(loss) of joint ventures and associates and other income/(loss) from non-current investments	231	198	143	127	91

Profit before taxation	7,469	7,220	7,646	7,114	6,533
Taxation	(1,922)	(1,961)	(2,131)	(1,851)	(1,697)

Net profit	5,547	5,259	5,515	5,263	4,836
Attributable to:
Non-controlling interests	363	350	344	421	468
Shareholders’ equity	5,184	4,909	5,171	4,842	4,368

	€ million	€ million	€ million	€ million	€ million
Combined earnings per share(a)	2016	2015	2014	2013	2012
Basic earnings per share	1.83	1.73	1.82	1.71	1.54
Diluted earnings per share	1.82	1.72	1.79	1.66	1.50
(a) For the basis of the calculations of combined earnings per share see Note 7 ‘Combined earnings per share’ on page 103.

	€ million	€ million	€ million	€ million	€ million
Consolidated balance sheet	2016	2015	2014	2013	2012
Non-current assets	42,545	39,612	35,680	33,391	34,042
Current assets	13,884	12,686	12,347	12,122	12,147
Total assets	56,429	52,298	48,027	45,513	46,189

Current liabilities	20,556	20,019	19,642	17,382	15,815
Non-current liabilities	18,893	16,197	14,122	13,316	14,425
Total liabilities	39,449	36,216	33,764	30,698	30,240

Shareholders’ equity	16,354	15,439	13,651	14,344	15,392
Non-controlling interests	626	643	612	471	557
Total equity	16,980	16,082	14,263	14,815	15,949
Total liabilities and equity	56,429	52,298	48,027	45,513	46,189

	€ million	€ million	€ million	€ million	€ million
Consolidated cash flow statement	2016	2015	2014	2013	2012
Net cash flow from operating activities	7,047	7,330	5,543	6,294	6,836
Net cash flow from/(used in) investing activities	(3,188)	(3,539)	(341)	(1,161)	(755)
Net cash flow from/(used in) financing activities	(3,073)	(3,032)	(5,190)	(5,390)	(6,622)

Net increase/(decrease) in cash and cash equivalents	786	759	12	(257)	(541)
Cash and cash equivalents at the beginning of the year	2,128	1,910	2,044	2,217	2,978
Effect of foreign exchange rates	284	(541)	(146)	84	(220)
Cash and cash equivalents at the end of the year	3,198	2,128	1,910	2,044	2,217

Key performance indicators	2016	2015	2014	2013	2012
Underlying sales growth (%)(b)	3.7	4.1	2.9	4.3	6.9
Underlying volume growth (%)(b)	0.9	2.1	1.0	2.5	3.4
Core operating margin (%)(b)	15.3	14.8	14.5	14.1	13.7
Free cash flow (€ million)(b)	4,802	4,796	3,100	3,856	4,333

(b)	Non–GAAP measures are defined and described on pages 26 to 28. Reconciliations of non-GAAP measures to relevant GAAP measures are also detailed on pages 26 to 28.

168	Annual Report on Form 20-F 2016

Ratios and other metrics	2016	2015	2014	2013	2012
Operating margin (%)	14.8	14.1	16.5	15.1	13.6
Net profit margin (%)(c)	9.8	9.2	10.7	9.7	8.5
Net debt (€ million)(b)	12,614	11,505	9,900	8,456	7,355
Ratio of earnings to fixed charges (times)(d)	10.8	11.4	12.3	11.7	10.2

(b)   Non–GAAP measures are defined and described on pages 26 to 28. Reconciliations of non-GAAP measures to relevant GAAP measures are also detailed on pages 26 to 28.

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

Underlying sales growth (%)	2016 vs 2015	2015 vs 2014	2014 vs 2013	2013 vs 2012	2012 vs 2011
Turnover growth (%)	(1.0)	10.0	(2.7)	(3.0)	10.5
Effect of acquisitions (%)	0.8	0.7	0.4	–	1.8
Effect of disposals (%)	(0.2)	(0.8)	(1.3)	(1.1)	(0.7)
Effect of exchange rates (%)	(5.1)	5.9	(4.6)	(5.9)	2.2
Underlying sales growth (%)	3.7	4.1	2.9	4.3	6.9

Underlying volume growth (%)	2016 vs 2015	2015 vs 2014	2014 vs 2013	2013 vs 2012	2012 vs 2011
Underlying volume growth (%)	0.9	2.1	1.0	2.5	3.4
Effect of price changes (%)	2.8	1.9	1.9	1.8	3.3
Underlying sales growth (%)	3.7	4.1	2.9	4.3	6.9

Core operating margin and core operating profit	€ million 2016	€ million 2015	€ million 2014	€ million 2013	€ million 2012
Operating profit	7,801	7,515	7,980	7,517	6,977
Acquisition and disposal-related cost	132	105	97	112	190
(Gain)/loss on disposal of group companies	95	9	(1,392)	(733)	(117)
Impairments and other one-off items	18	236	335	120	-
Core operating profit	8,046	7,865	7,020	7,016	7,050
Turnover	52,713	53,272	48,436	49,797	51,324
Operating margin (%)	14.8	14.1	16.5	15.1	13.6
Core operating margin (%)	15.3	14.8	14.5	14.1	13.7

Net profit to free cash flow (FCF)	€ million 2016	€ million 2015	€ million 2014	€ million 2013	€ million 2012
Net profit	5,547	5,259	5,515	5,263	4,836
Taxation	1,922	1,961	2,131	1,851	1,697
Share of net profit of joint ventures/associates and other income from non-current investments	(231)	(198)	(143)	(127)	(91)
Net finance costs	563	493	477	530	535
Depreciation, amortisation and impairment	1,464	1,370	1,432	1,151	1,199
Changes in working capital	51	720	8	200	822
Pensions and similar obligations less payments	(327)	(385)	(364)	(383)	(369)
Provisions less payments	65	(94)	32	126	(43)
Elimination of (profits)/losses on disposals	127	26	(1,460)	(725)	(236)
Non-cash charge for share-based compensation	198	150	188	228	153
Other adjustments	(81)	49	38	(15)	13

Cash flow from operating activities	9,298	9,351	7,854	8,099	8,516

Income tax paid	(2,251)	(2,021)	(2,311)	(1,805)	(1,680)
Net capital expenditure	(1,878)	(2,074)	(2,045)	(2,027)	(2,143)
Net interest and preference dividends paid	(367)	(460)	(398)	(411)	(360)

Free cash flow	4,802	4,796	3,100	3,856	4,333

Net cash flow (used in)/from investing activities	(3,188)	(3,539)	(341)	(1,161)	(755)
Net cash flow (used in)/from financing activities	(3,073)	(3,032)	(5,190)	(5,390)	(6,622)

Annual Report on Form 20-F 2016	169

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

Total financial liabilities to net debt	€ million 2016	€ million 2015	€ million 2014	€ million 2013	€ million 2012
Total financial liabilities	(16,595)	(14,643)	(12,722)	(11,501)	(10,221)

Current financial liabilities	(5,450)	(4,789)	(5,536)	(4,010)	(2,656)
Non-current financial liabilities	(11,145)	(9,854)	(7,186)	(7,491)	(7,565)

Cash and cash equivalents as per balance sheet	3,382	2,302	2,151	2,285	2,465

Cash and cash equivalents as per cash flow statement	3,198	2,128	1,910	2,044	2,217
Add bank overdrafts deducted therein	184	174	241	241	248

Other current financial assets	599	836	671	760	401

Net debt	(12,614)	(11,505)	(9,900)	(8,456)	(7,355)

GUARANTOR STATEMENTS (AUDITED)

On 30 September 2014, Unilever N.V. and Unilever Capital Corporation (UCC) filed a US Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by Unilever N.V., Unilever PLC and Unilever United States, Inc. (UNUS) and that superseded the NV and UCC US Shelf registration filed on 1 November 2011, which was unconditionally and fully guaranteed, jointly and severally, by NV, PLC and UNUS. UCC and UNUS are each indirectly 100% owned by the Unilever parent entities (as defined below). Of the US Shelf registration, US$6.3 billion of Notes were outstanding at 31 December 2016 (2015: US$5.6 billion; 2014: US$5.0 billion) with coupons ranging from 0.85% to 5.9%. These Notes are repayable between 2 August 2017 and 15 November 2032.

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

	€ million	€ million	€ million	€ million	€ million	€ million
Income statement for the year ended 31 December 2016	Unilever Capital Corporation subsidiary issuer	Unilever parent entities (a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Turnover	-	-	-	52,713	-	52,713

Operating profit	-	269	(5)	7,537	-	7,801
Net finance income/(costs)	1	(110)	(331)	(29)	-	(469)
Pensions and similar obligations	-	(3)	(27)	(64)	-	(94)
Other income/(losses)	-	-	-	231	-	231

Profit before taxation	1	156	(363)	7,675	-	7,469
Taxation	-	(114)	-	(1,808)	-	(1,922)

Net profit before subsidiaries	1	42	(363)	5,867	-	5,547
Equity earnings of subsidiaries	-	5,142	804	(4,559)	(1,387)	-
Net profit	1	5,184	441	1,308	(1,387)	5,547

Attributable to:
Non-controlling interests	-	-	-	363	-	363
Shareholders’ equity	1	5,184	441	945	(1,387)	5,184

Total comprehensive income	1	5,170	468	517	(1,387)	4,769

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

170	Annual Report on Form 20-F 2016

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Income statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2015	issuer	entities	guarantor	subsidiaries	Eliminations	Group
Turnover	-	-	-	53,272	-	53,272

Operating profit	-	990	(5)	6,530	-	7,515
Net finance income/(costs)	-	(103)	(327)	58	-	(372)
Pensions and similar obligations	-	(3)	(29)	(89)	-	(121)
Other income/(losses)	-	439	-	(241)	-	198

Profit before taxation	-	1,323	(361)	6,258	-	7,220
Taxation	-	(461)	(87)	(1,413)	-	(1,961)

Net profit before subsidiaries	-	862	(448)	4,845	-	5,259
Equity earnings of subsidiaries	-	4,047	690	(9,408)	4,671	-
Net profit	-	4,909	242	(4,563)	4,671	5,259

Attributable to:
Non-controlling interests	-	-	-	350	-	350
Shareholders’ equity	-	4,909	242	(4,913)	4,671	4,909

Total comprehensive income	(1)	4,922	332	(4,162)	4,671	5,762

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Income statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2014	issuer	entities	guarantor	subsidiaries	Eliminations	Group
Turnover	-	-	-	48,436	-	48,436

Operating profit	-	363	(6)	7,623	-	7,980
Net finance costs	-	(97)	(258)	(28)	-	(383)
Pensions and similar obligations	-	(4)	(26)	(64)	-	(94)
Other income	-	-	-	143	-	143

Profit before taxation	-	262	(290)	7,674	-	7,646
Taxation	-	(93)	(562)	(1,476)	-	(2,131)

Net profit before subsidiaries	-	169	(852)	6,198	-	5,515
Equity earnings of subsidiaries	-	5,002	1,713	(5,269)	(1,446)	-
Net profit	-	5,171	861	929	(1,446)	5,515

Attributable to:
Non-controlling interests	-	-	-	344	-	344
Shareholders’ equity	-	5,171	861	585	(1,446)	5,171

Total comprehensive income	(1)	5,165	754	(317)	(1,446)	4,155

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Annual Report on Form 20-F 2016	171

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

	€ million	€ million		€ million	€ million	€ million	€ million
	Unilever			Unilever
	Capital			United
	Corporation	Unilever	(a)	States Inc.	Non-
	subsidiary	parent		subsidiary	guarantor		Unilever
Balance sheet at 31 December 2016	issuer	entities		guarantor	subsidiaries	Eliminations	Group
Assets
Non-current assets
Goodwill and intangible assets	-	2,202		-	25,231	-	27,433
Deferred tax assets	-	86		-	1,268	-	1,354
Other non-current assets	-	70		2	13,686	-	13,758
Amounts due from group companies	14,931	4,569		-	-	(19,500)	-
Net assets of subsidiaries (equity accounted)	-	39,676		20,052	-	(59,728)	-
	14,931	46,603		20,054	40,185	(79,228)	42,545

Current assets
Amounts due from group companies	14	2,539		5,293	33,211	(41,057)	-
Trade and other current receivables	-	70		4	5,028	-	5,102
Current tax assets	-	90		-	227	-	317
Other current assets	-	6		-	8,459	-	8,465
	14	2,705		5,297	46,925	(41,057)	13,884
Total assets	14,945	49,308		25,351	87,110	(120,285)	56,429

Liabilities
Current liabilities
Financial liabilities	2,415	1,700		1	1,334	-	5,450
Amounts due to group companies	6,682	26,514		15	7,846	(41,057)	-
Trade payables and other current liabilities	63	193		18	13,597	-	13,871
Current tax liabilities	-	-		21	823	-	844
Other current liabilities	-	4		-	387	-	391
	9,160	28,411		55	23,987	(41,057)	20,556

Non-current liabilities
Financial liabilities	5,437	4,577		-	1,131	-	11,145
Amounts due to group companies	-	-		14,925	4,575	(19,500)	-
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	-	7		101	2,055	-	2,163
Unfunded schemes	-	96		513	1,095	-	1,704
Other non-current liabilities	-	-		46	3,835	-	3,881
	5,437	4,680		15,585	12,691	(19,500)	18,893
Total liabilities	14,597	33,091		15,640	36,678	(60,557)	39,449

Shareholders’ equity	348	16,217		9,711	49,806	(59,728)	16,354
Non-controlling interests	-	-		-	626	-	626

Total equity	348	16,217		9,711	50,432	(59,728)	16,980

Total liabilities and equity	14,945	49,308		25,351	87,110	(120,285)	56,429

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

172	Annual Report on Form 20-F 2016

	€ million	€ million		€ million	€ million	€ million	€ million
	Unilever			Unilever
	Capital			United
	Corporation	Unilever	(a)	States Inc.	Non-
	subsidiary	parent		subsidiary	guarantor		Unilever
Balance sheet at 31 December 2015	issuer	entities		guarantor	subsidiaries	Eliminations	Group
Assets
Non-current assets
Goodwill and intangible assets	-	2,429		-	22,630	-	25,059
Deferred tax assets	-	160		90	935	-	1,185
Other non-current assets	-	8		3	13,357	-	13,368
Amounts due from group companies	12,961	2,763		-	-	(15,724)	-
Net assets of subsidiaries (equity accounted)	-	39,770		18,952	-	(58,722)	-
	12,961	45,130		19,045	36,922	(74,446)	39,612

Current assets
Amounts due from group companies	86	2,917		4,290	33,450	(40,743)	-
Trade and other current receivables	-	69		5	4,730	-	4,804
Current tax assets	-	92		-	138	-	230
Other current assets	-	4		1	7,647	-	7,652
	86	3,082		4,296	45,965	(40,743)	12,686
Total assets	13,047	48,212		23,341	82,887	(115,189)	52,298

Liabilities
Current liabilities
Financial liabilities	1,990	1,551		4	1,244	-	4,789
Amounts due to group companies	6,077	27,351		22	7,293	(40,743)	-
Trade payables and other current liabilities	57	170		38	13,523	-	13,788
Current tax liabilities	-	-		10	1,117	-	1,127
Other current liabilities	-	5		-	310	-	315
	8,124	29,077		74	23,487	(40,743)	20,019

Non-current liabilities
Financial liabilities	4,589	3,723		-	1,542	-	9,854
Amounts due to group companies	-	-		12,960	2,764	(15,724)	-
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	-	9		92	1,468	-	1,569
Unfunded schemes	-	97		543	1,045	-	1,685
Other non-current liabilities	-	22		2	3,065	-	3,089
	4,589	3,851		13,597	9,884	(15,724)	16,197
Total liabilities	12,713	32,928		13,671	33,371	(56,467)	36,216

Shareholders’ equity	334	15,284		9,670	48,873	(58,722)	15,439
Non-controlling interests	-	-		-	643	-	643
Total equity	334	15,284		9,670	49,516	(58,722)	16,082
Total liabilities and equity	13,047	48,212		23,341	82,887	(115,189)	52,298

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Annual Report on Form 20-F 2016	173

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Cash flow statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2016	issuer	entities	guarantor	subsidiaries	Eliminations	Group

Net cash flow from/(used in) operating activities	-	45	(177)	7,179	-	7,047

Net cash flow from/(used in)investing activities	(1,053)	(679)	(783)	(1,712)	1,039	(3,188)

Net cash flow from/(used in) financing activities	1,048	621	959	(4,662)	(1,039)	(3,073)

Net increase/(decrease) in cash and cash equivalents	(5)	(13)	(1)	805	-	786

Cash and cash equivalents at beginning of year	-	3	(1)	2,126	-	2,128
Effect of foreign exchange rates	5	15	-	264	-	284
Cash and cash equivalents at end of year	-	5	(2)	3,195	-	3,198

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Cash flow statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2015	issuer	entities	guarantor	subsidiaries	Eliminations	Group

Net cash flow from/(used in) operating activities	(1)	(699)	(140)	8,170	-	7,330

Net cash flow from/(used in) investing activities	(1,005)	231	(729)	(2,955)	919	(3,539)

Net cash flow from/(used in) financing activities	1,000	558	871	(4,542)	(919)	(3,032)

Net increase/(decrease) in cash and cash equivalents	(6)	90	2	673	-	759

Cash and cash equivalents at beginning of year	-	5	(3)	1,908	-	1,910
Effect of foreign exchange rates	6	(91)	-	(456)	-	(541)
Cash and cash equivalents at end of year	-	4	(1)	2,125	-	2,128

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Cash flow statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2014	issuer	entities	guarantor	subsidiaries	Eliminations	Group

Net cash flow from/(used in) operating activities	-	579	(764)	5,728	-	5,543

Net cash flow from/(used in) investing activities	(1,038)	(2,284)	(662)	2,606	1,037	(341)

Net cash flow from/(used in) financing activities	1,033	1,676	1,426	(8,288)	(1,037)	(5,190)

Net increase/(decrease) in cash and cash equivalents	(5)	(29)	-	46	-	12

Cash and cash equivalents at beginning of year	-	3	(2)	2,043	-	2,044
Effect of foreign exchange rates	5	31	-	(182)	-	(146)
Cash and cash equivalents at end of year	-	5	(2)	1,907	-	1,910

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

174	Annual Report on Form 20-F 2016

OPERATING AND FINANCIAL REVIEW

AND PROSPECTS

FINANCIAL REVIEW 2015

GROUP RESULTS AND EARNINGS PER SHARE

The following discussion summarises the results of the Group during the years 2015 and 2014. The figures quoted are in euros, at current rates of exchange, being the average rates applying in each period as applicable, unless otherwise stated. Information about exchange rates between the euro, pound sterling and US dollar is given on page 162.

In 2015 and 2014, no disposals qualified to be disclosed as discontinued operations for purposes of reporting.

	2015	2014	% change
Turnover (€ million)	53,272	48,436	10
Operating profit (€ million)	7,515	7,980	(6)
Core operating profit (€ million)	7,865	7,020	12
Profit before tax (€ million)	7,220	7,646	(6)
Net profit (€ million)	5,259	5,515	(5)
Diluted earnings per share (€)	1.72	1.79	(4)
Core earnings per share (€)	1.82	1.61	14

Turnover grew by 10% to €53.3 billion helped by a positive currency impact of 5.9% (2014: negative 4.6%) with a strong boost in the first half of the year due to a weaker euro. Underlying sales growth was 4.1% (2014: 2.9%) balanced between volume growth of 2.1% (2014: 1.0%) and pricing of 1.9% (2014: 1.9%). Acquisitions and disposals had a negative impact of 0.1% (2014: negative 0.9%). Emerging markets contributed 58% of total turnover (2014: 57%) with underlying sales growth of 7.1% (2014: 5.7%) of which 2.7% was volume growth. Currency devaluation continued to push up the cost of living for consumers in many of the emerging markets. Our performance in developed markets was flat with good volume growth in Europe being offset by price deflation.

Core operating margin was up 0.3 percentage points to 14.8%. Gross margin was up 0.8 percentage points to 42.2% driven by margin-accretive innovation, pricing and continued delivery from our savings programmes, which more than offset currency-related cost increases and higher costs on brand and marketing investment. Commodity costs increased by about 4%. While the price of many commodities, such as oil, in US dollars fell during 2015, commodity costs in local currencies increased as devaluing currencies imported inflation into local raw material production. Overheads increased by 0.3 percentage points reflecting an adverse currency translation impact and favourable one-off items in 2014, such as property sales in India.

Operating profit was down 6% at €7.5 billion compared with €8.0 billion in 2014. This includes a charge of €350 million for non-core items (2014: credit of €960 million including a €1,392 million gain from business disposals).

The net cost of financing borrowings was €372 million compared with €383 million in 2014. The average interest rate on net debt improved to 3.0% (2014: 3.5%) largely as a result of higher returns on investments. Pensions financing was a charge of €121 million compared with €94 million in 2014.

The effective tax rate was 27.6% versus 28.2% in 2014 which included €0.8 billion tax relating to business disposals.

Net profit from joint ventures and associates together with other income from non-current investments was €198 million compared with €143 million in 2014. This reflects increased profit on disposal of associates and higher income from joint ventures. At €1.72, diluted EPS was down 4% as 2014 included the profit on business disposals. Core EPS increased by 14% to €1.82, including a favourable currency impact of 3%.

ADDITIONAL COMMENTS ON 2015 EXPENSES AND OPERATING PROFIT

Core operating profit increased by €0.8 billion compared to 2014, driven by an improvement across most categories, with an increase in Personal Care of €0.5 billion, Home Care by €0.2 billion, and Refreshment by €0.1 billion. Foods core operating profit was in line with 2014. Operating profit decreased by €0.5 billion as prior year contained the impact of profit on disposal of the Ragu & Bertolli brands and related assets.

Cost of raw and packing material and goods purchased for resale (material costs) increased by €1.7 billion, driven primarily by exchange rate depreciation of €1.1 billion; at constant exchange rates it was up by €0.6 billion. At constant exchange rates, gross total input costs (including material costs, distribution and supply chain indirects) increase of €1.5 billion was more than offset by favourable price changes of €0.9 billion, and material costs savings of €0.9 billion during the year, resulting in gross margin improvement of 0.5 percentage points to 41.9%.

Staff costs increased by €0.5 billion reflecting the impact of employee wage increases for the year. Our brand marketing investment increased by €0.8 billion (increase of 0.2 percentage points to 15.0%) as we stepped up investment behind our brands.

The impact of input costs and investment in our brands is discussed further in our segmental disclosures, which also provide additional details of the impact of brands, products and sub categories on driving top-line growth.

Annual Report on Form 20-F 2016	175

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

PERSONAL CARE

	2015	2014	% change
Turnover (€ million)	20,074	17,739	13.2
Operating profit (€ million)	3,637	3,259	11.6
Core operating profit (€ million)	3,788	3,325	13.9
Core operating margin (%)	18.9	18.7	0.2
Underlying sales growth (%)	4.1	3.5
Underlying volume growth (%)	2.3	1.2
Effect of price changes (%)	1.8	2.3

KEY DEVELOPMENTS

•	Turnover growth was 13.2% of which 7.6% was currency impact. Underlying sales growth, while still below historical rates, improved to 4.1% compared with 3.5% in 2014. Growth benefited from innovations that boosted the core of our business including the launch of dry spray deodorants in North America, the launch of Lux Luminique in Japan and the roll-out of Dove Advanced Hair Series. 2015 also marked our entry into the prestige skin care business with the acquisitions of Dermalogica, Murad, Kate Somerville and REN.
•	Core operating profit was €463 million higher than 2014 and this included a €196 million favourable impact from exchange rate movement. Acquisitions and disposal activities contributed €105 million while underlying sales growth and margin improvement added €137 million and €25 million respectively. Operating margin improvement was principally driven by margin-accretive innovation. Gross margin was up 0.5 percentage points and brand and marketing investment was up 13%.

FOODS

			%
	2015	2014	Change
Turnover (€ million)	12,919	12,361	4.5
Operating profit (€ million)	2,298	3,607	(36.3)
Core operating profit (€ million)	2,354	2,305	2.1
Core operating margin (%)	18.2	18.6	(0.4)
Underlying sales growth (%)	1.5	(0.6)
Underlying volume growth (%)	0.8	(1.1)
Effect of price changes (%)	0.8	0.6

KEY DEVELOPMENTS

•	Turnover growth was 4.5% which included a 5.6% positive currency impact and 2.5% negative impact from acquisitions and disposal activities. Underlying sales growth improved to 1.5% (from negative 0.6% in 2014) with both price and volume contributing 0.8%. Savoury showed good volume-driven growth led by cooking products in emerging markets and by innovations around naturalness and health. In dressings, Hellmann’s demonstrated good growth, with 7% underlying sales growth despite increased competition from new market entrants. Spreads gained market share but turnover declined 5%, reflecting market competition in developed markets.
•	Core operating profit was up by €49 million despite a profit reduction of €82 million relating to acquisitions and disposal activities. Underlying sales growth added €35 million and the impact of exchange rate movements was a favourable €151 million. In addition, higher supply chain costs led to decline in margins and this reduced profit by €55 million. Brand and marketing investment was up 5%.

HOME CARE

			%
	2015	2014	Change
Turnover (€ million)	10,159	9,164	10.9
Operating profit (€ million)	740	576	28.5
Core operating profit (€ million)	775	579	33.9
Core operating margin (%)	7.6	6.3	1.3
Underlying sales growth (%)	5.9	5.8
Underlying volume growth (%)	4.0	2.4
Effect of price changes (%)	1.9	3.4

KEY DEVELOPMENTS

•	Home Care turnover grew by 10.9% including a 4.5% favourable currency impact. Underlying sales growth was 5.9%, heavily geared toward volume growth which contributed 4.0%. The category delivered broad-based growth including the roll-out of new Omo with enhanced formulation and improved cleaning technology, the success of fabric conditioners helped by the launch of Comfort Intense, and the introduction of Cif to new markets.
•	Core operating profit increased by €196 million including a €22 million increase from exchange rate movement. Underlying sales growth contributed €41 million while improved margin added €133 million. Gross margin was up 2.7 percentage points as a result of improved mix, cost savings and simplification programmes. Brand and marketing investment was up 19%.

REFRESHMENT

			%
	2015	2014	Change
Turnover (€ million)	10,120	9,172	10.3
Operating profit (€ million)	840	538	56.1
Core operating profit (€ million)	948	811	16.9
Core operating margin (%)	9.4	8.8	0.6
Underlying sales growth (%)	5.4	3.8
Underlying volume growth (%)	1.5	2.0
Effect of price changes (%)	3.9	1.8

KEY DEVELOPMENTS

•	Refreshment turnover grew by 10.3% including 4.1% favourable currency impact. In ice cream both Magnum and Ben & Jerry’s delivered double-digit growth contributing to the 5.4% underlying sales growth. We continued to build our presence in the premium gelato business with the acquisitions of Talenti and Grom. In tea more T2 stores opened in 2015 and Lipton and PG Tips were extended further into fruit, herbal and speciality teas.
•	Core operating profit was €137 million higher compared with prior year due to exchange rate movements which added €31 million, underlying sales growth which contributed €47 million, operating margin improvement of €53 million and a €6 million increase from acquisitions and disposal activities. Gross margin was up 0.3 percentage points driven by mix and savings in ice cream. Brand and marketing investment was up 8%.

176	Annual Report on Form 20-F 2016

FINANCE AND LIQUIDITY

We concentrate cash in the parent and central finance companies for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third party borrowings. We maintain access to global debt markets through an infrastructure of short and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks.

At 31 December 2015 approximately €1.8 billion (or 79%) of the Group’s cash and cash equivalents were held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries this is done through dividends free of tax. In a few countries we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available in any means for general use by the wider business. The amount of cash held in these countries at 31 December 2015 was €284 million (2014: €452 million). The cash is generally invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations.

We closely monitor all our exposures and counterparty limits. Unilever has committed credit facilities in place for general corporate purposes. The undrawn bilateral committed credit facilities in place on 31 December were US$6,550 million.

NON-GAAP MEASURES

UNDERLYING SALES GROWTH (USG)

The reconciliation of USG to changes in the GAAP measure turnover is as follows:

TOTAL GROUP
	2015	2014
	vs 2014	vs 2013
Underlying sales growth (%)	4.1	2.9
Effect of acquisitions (%)	0.7	0.4
Effect of disposals (%)	(0.8)	(1.3)
Effect of exchange rates (%)	5.9	(4.6)
Turnover growth (%)(a)	10.0	(2.7)

PERSONAL CARE
	2015	2014
	vs 2014	vs 2013
Underlying sales growth (%)	4.1	3.5
Effect of acquisitions (%)	1.0	-
Effect of disposals (%)	-	(0.1)
Effect of exchange rates (%)	7.6	(5.0)
Turnover growth (%)(a)	13.2	(1.8)

FOODS
	2015	2014
	vs 2014	vs 2013
Underlying sales growth (%)	1.5	(0.6)
Effect of acquisitions (%)	-	-
Effect of disposals (%)	(2.5)	(3.6)
Effect of exchange rates (%)	5.6	(3.9)
Turnover growth (%)(a)	4.5	(7.9)

HOME CARE
	2015	2014
	vs 2014	vs 2013
Underlying sales growth (%)	5.9	5.8
Effect of acquisitions (%)	0.2	1.8
Effect of disposals (%)	(0.1)	-
Effect of exchange rates (%)	4.5	(4.8)
Turnover growth (%)(a)	10.9	2.4

REFRESHMENT
	2015	2014
	vs 2014	vs 2013
Underlying sales growth (%)	5.4	3.8
Effect of acquisitions (%)	1.3	0.4
Effect of disposals (%)	(0.7)	(1.6)
Effect of exchange rates (%)	4.1	(4.6)
Turnover growth (%)(a)	10.3	(2.1)

(a)	Turnover growth is made up of distinct individual growth components, namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

UNDERLYING VOLUME GROWTH (UVG)

The relationship between UVG and USG is set out below:

	2015	2014
	vs 2014	vs 2013
Underlying volume growth (%)	2.1	1.0
Effect of price changes (%)	1.9	1.9
Underlying sales growth (%)	4.1	2.9

FREE CASH FLOW (FCF)

The reconciliation of FCF to net profit is as follows:

	€ million	€ million
	2015	2014
Net profit	5,259	5,515
Taxation	1,961	2,131
Share of net profit of joint ventures/associates and other income from non current investments	(198)	(143)
Net finance cost	493	477
Depreciation, amortisation and impairment	1,370	1,432
Changes in working capital	720	8
Pensions and similar obligations less payments	(385)	(364)
Provisions less payments	(94)	32
Elimination of (profits)/losses on disposals	26	(1,460)
Non-cash charge for share-based compensation	150	188
Other adjustments	49	38
Cash flow from operating activities	9,351	7,854

Income tax paid	(2,021)	(2,311)
Net capital expenditure	(2,074)	(2,045)
Net interest and preference dividends paid	(460)	(398)
Free cash flow	4,796	3,100

Net cash flow (used in)/from investing activities	(3,539)	(341)
Net cash flow (used in)/from financing activities	(3,032)	(5,190)

CORE OPERATING PROFIT AND CORE OPERATING MARGIN

The reconciliation of core operating profit to operating profit is as follows:

	€ million	€ million
	2015	2014
Operating profit	7,515	7,980
Acquisition and disposal-related costs	105	97
(Gain)/loss on disposal of group companies	9	(1,392)
Impairments and other one-off items	236	335
Core operating profit	7,865	7,020
Turnover	53,272	48,436
Operating margin	14.1%	16.5%
Core operating margin	14.8%	14.5%

Annual Report on Form 20-F 2016	177

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

NET DEBT

The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

	€ million	€ million
	2015	2014
Total financial liabilities	(14,643)	(12,722)
Current financial liabilities	(4,789)	(5,536)
Non-current financial liabilities	(9,854)	(7,186)
Cash and cash equivalents as per balance sheet	2,302	2,151
Cash and cash equivalents as per cash flow	2,128	1,910
Bank overdrafts deducted therein	174	241
Current financial assets	836	671
Net debt	(11,505)	(9,900)

2014 ACQUISITIONS AND DISPOSALS

On 17 January 2014 the Group sold its Royal pasta brand in the Philippines to RFM Corporation, for US$48 million.

On 7 March 2014 the Group acquired a 55% equity stake in the Qinyuan Group, a leading Chinese water purification business for an undisclosed amount.

On 1 April 2014 the Group completed the sale of its meat snacks business, including the Bifi and Peperami brands, to Jack Link’s for an undisclosed amount.

On 30 June 2014 the Group sold its global Ragú and Bertolli pasta sauce business to Mizkan Group for a total cash consideration of approximately US$2.15 billion.

On 10 July 2014 the Group sold its Slim.Fast brand to Kainos Capital for an undisclosed amount. Unilever retains a minority stake in the business.

On 2 December 2014 the Group acquired Talenti Gelato & Sorbetto for an undisclosed amount.

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

OUTLOOK

Our priorities for 2017 continue to be volume growth ahead of our markets, a further increase in core operating margin and strong cash flow. The tough market conditions which made the end of the year particularly challenging are likely to continue in the first half of 2017. Against this background, we expect a slow start with growth improving as the year progresses.

OTHER INFORMATION ON THE COMPANY

RAW MATERIALS

Our products use a wide variety of raw and packaging materials which we source internationally and which may be subject to price volatility, either directly or as a result of movements in foreign exchange rates. In 2016 we saw market inflation at low levels relative to recent years, although price rises accelerated through the year, especially in crude oil and some soft commodities, notably butter and other dairy products. Foreign exchange volatility exacerbated this inflation, especially in Latin America, parts of Africa and the Middle East and Brexit in the UK.

Looking ahead to 2017 we remain watchful for continued turbulence in foreign exchange markets and for steadily increasing rates of inflation in key commodities, particularly crude oil where the exceptionally low prices seen in early 2016 mean that year-on-year increases for 2017 as a whole are likely to be significant.

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

IRAN-RELATED REQUIRED DISCLOSURE

Unilever operates in Iran through a non-US subsidiary. In 2016, sales in Iran were significantly less than one percent of Unilever’s worldwide turnover. During the year, Unilever did not have any gross revenues or net profits derived from transactions with the Government of Iran or affiliated entities. We advertised our products on television networks that are owned by the Government of Iran or affiliated entities. Income, payroll and other taxes, duties and fees (including for utilities) were payable to the Government of Iran and affiliated entities in connection with our operations. Our non-US subsidiary maintains bank accounts in Iran with various banks to facilitate our business in the country and make any required payments to the Government of Iran and affiliated entities. Our activities in Iran comply in all material respects with applicable laws and regulations, including US and other international trade sanctions, and we plan to continue these activities.

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

178	Annual Report on Form 20-F 2016

CAUTIONARY STATEMENT

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever’s business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

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

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Unilever Annual Report and Accounts 2016.

This document is not prepared in accordance with US GAAP and should not therefore be relied upon by readers as such.

In addition, a printed copy of the Annual Report on Form 20-F 2016 is available, free of charge, upon request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

This document comprises regulated information within the meaning of Sections 1:1 and 5:25c of the Act on Financial Supervision (‘Wet op het financieel toezicht (Wft)’) in the Netherlands.

The brand names shown in this report are trademarks owned by or licensed to companies within the Group.

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, the Annual Report on Form 20-F 2016.

Designed and produced by Unilever Communications.

Printed at Pureprint Group, ISO 14001. FSC® certified and CarbonNeutral®.

This document is printed on Revive 100% Recycled Silk. These papers have been exclusively supplied by Denmaur Independent Papers which has offset the carbon produced by the production and delivery of them to the printer.

These papers are 100% recycled and manufactured using de-inked post-consumer waste. All the pulp is bleached using an elemental chlorine free process (ECF). Printed in the UK by Pureprint using its alcofree® and pureprint® environmental printing technology. Vegetable inks were used throughout. Pureprint is a CarbonNeutral® company. Both the manufacturing mill and the printer are registered to the Environmental Management System ISO 14001 and are Forest Stewardship Council® (FSC) chain-of-custody certified.

If you have finished with this document and no longer wish to retain it, please pass it on to other interested readers or dispose of it in your recycled paper waste. Thank you.

UNILEVER N.V.	UNILEVER PLC

Head Office and Registered Office	Head Office
Weena 455, PO Box 760	100 Victoria Embankment
3000 DK Rotterdam	London EC4Y 0DY
The Netherlands	United Kingdom
T +31 (0)10 217 4000	T +44 (0)20 7822 5252

Commercial Register Rotterdam	Registered Office
Number: 24051830	Unilever PLC
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

Unilever N.V. (Registrant)

/s/ T. E. Lovell
T. E. LOVELL, Group Secretary

Date: 28 February 2017

UNILEVER NV — 20-F EXHIBIT LIST

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unilever NV 1

2.1	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities 2

2.2	Twenty-first Supplemental Trust Deed as of April 22, 2016, incorporating the Trust Deed as of July 22, 1994, as Amended and Restated on April 22, 2016

2.3	Amended and Restated Indenture as of September 22, 2014, among Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever United States, Inc. and The Bank of New York Mellon, as Trustee, relating to Guaranteed Debt Securities 3

2.4	Amended and Restated Transfer, Registration, Paying Agent and Shareholder Services Agreement dated as of July 1, 2014 by and among Unilever N.V. and Deutsche Bank Trust Company Americas as U.S. Registrar, Transfer Agent, Paying Agent and Shareholder Services Agent 4

4.1(a)	Equalisation Agreement between Unilever N.V. and Unilever PLC 5

4.1(b)	Deed of Mutual Covenants 6

4.1(c)	Agreement for Mutual Guarantees of Borrowing 7

4.2	Service Contracts of the Executive Directors of Unilever N.V. 8

4.3	Letters regarding compensation of Executive Directors of Unilever PLC

4.4	Unilever North America 2002 Omnibus Equity Compensation Plan as Amended and Restated as of November 1, 2012 9

4.5	The Unilever N.V. International 1997 Executive Share Option Scheme 10

4.6	The Unilever Long Term Incentive Plan 11

4.7	Global Share Incentive Plan 2007 12

4.8	The Management Co-Investment Plan 13

7.1	Calculation of Ratio of Earnings to Fixed Charges

8.1	List of Subsidiaries 14

12.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP and KPMG Accountants N.V.

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

1	Incorporated by reference to Exhibit 1.1 of Form 20-F (File No: 001-04547) filed with the SEC on March 8, 2013.

2	Incorporated by reference to Exhibit 2.2 of Form 20-F (File No: 001-04547) filed with the SEC on February 27, 2003.

3	Incorporated by reference to Exhibit 2.3 of Form 20-F (File No: 001-04547) filed with the SEC on March 6, 2015.

4	Incorporated by reference to Exhibit 2.4 of Form 20-F (File No: 001-04547) filed with the SEC on March 6, 2015.

5	Incorporated by reference to Exhibit 4.1 of Form 20-F (File No: 001-04547) filed with the SEC on March 5, 2010.

6	Incorporated by reference to Exhibit 4.1(b) of Form 20-F (File No: 001-04547) filed with the SEC on March 6, 2015.

7	Incorporated by reference to Exhibit 4.1(c) of Form 20-F (File No: 001-04547) filed with the SEC on March 6, 2015

8	Incorporated by reference to Exhibit 4.2 of Form 20-F (File No: 001-04547) filed with the SEC on March 4, 2011.

9	Incorporated by reference to Exhibit 99.1 of Form S-8 (File No: 333-185299) filed with the SEC on December 6, 2012.

10	Incorporated by reference to Exhibit 4.5 of Form 20-F (File No: 001-04547) filed with the SEC on March 28, 2002.

11	Incorporated by reference to Exhibit 4.7 of Form 20-F (File No: 001-04547) filed with the SEC on March 28, 2002.

12	Incorporated by reference to Exhibit 4.7 of Form 20-F (File No: 001-04547) filed with the SEC on March 26, 2008.

13	Incorporated by reference to Exhibit 4.8 of Form 20-F (File No: 001-04547) filed with the SEC on March 4, 2011.

14	The required information is set forth on pages 131 to 143 of the Annual Report on Form 20-F 2016.