Form 20-F/A
period 2017-12-31
UNILEVER N V
filed 2018-03-08
CIK 110390

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐      No  ☒

Explanatory Note

Unilever N.V. is filing this Amendment No. 1 (the “Form 20-F/A”) to its annual report on Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2017, to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of the Unilever Group (as defined in the Form 20-F) for that fiscal year as an exhibit to the Form 20-F pursuant to paragraph 101 under “Instructions as to Exhibits” of Form 20-F in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth below, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F.

UNILEVER N.V. — 20-F EXHIBIT LIST

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unilever N.V. 1

2.1	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities 2

2.2	Twenty-first Supplemental Trust Deed as of April 22, 2016, incorporating the Trust Deed as of July 22, 1994, as Amended and Restated on April 22, 2016 3

2.3	Amended and Restated Indenture as of September 22, 2014, among Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever United States, Inc. and The Bank of New York Mellon, as Trustee, relating to Guaranteed Debt Securities 4

2.4	Amended and Restated Transfer, Registration, Paying Agent and Shareholder Services Agreement dated as of July 1, 2014 by and among Unilever N.V. and Deutsche Bank Trust Company Americas as U.S. Registrar, Transfer Agent, Paying Agent and Shareholder Services Agent 5

4.1(a)	Equalisation Agreement between Unilever N.V. and Unilever PLC 6

4.1(b)	Deed of Mutual Covenants 7

4.1(c)	Agreement for Mutual Guarantees of Borrowing 8

4.2	Service Contracts of the Executive Directors of Unilever N.V. 9

4.3	Letters regarding compensation of Executive Directors of Unilever N.V. 10

4.4	Unilever North America 2002 Omnibus Equity Compensation Plan as Amended and Restated as of November 1, 2012 11

4.5	The Unilever N.V. International 1997 Executive Share Option Scheme 12

4.6	The Unilever Long Term Incentive Plan 13

4.7	Global Share Incentive Plan 2007 14

4.8	The Management Co-Investment Plan 15

4.9	Unilever Share Plan 2017 16

7.1	Calculation of Ratio of Earnings to Fixed Charges 17

8.1	List of Subsidiaries 18

12.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 19

13.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 20

15.1	Consent of KPMG LLP and KPMG Accountants N.V. 21

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

1	Incorporated by reference to Exhibit 1.1 of Form 20-F (File No: 001-04547) filed with the SEC on March 8, 2013.

2	Incorporated by reference to Exhibit 2.2 of Form 20-F (File No: 001-04547) filed with the SEC on February 27, 2003.

3	Incorporated by reference to Exhibit 2.2 of Form 20-F (File no: 001-04547) filed with the SEC on February 18, 2017

4	Incorporated by reference to Exhibit 2.3 of Form 20-F (File No: 001-04547) filed with the SEC on March 6, 2015.

5	Incorporated by reference to Exhibit 2.4 of Form 20-F (File No: 001-04547) filed with the SEC on March 6, 2015.

6	Incorporated by reference to Exhibit 4.1 of Form 20-F (File No: 001-04547) filed with the SEC on March 5, 2010.

7	Incorporated by reference to Exhibit 4.1(b) of Form 20-F (File No: 001-04547) filed with the SEC on March 6, 2015.

8	Incorporated by reference to Exhibit 4.1(c) of Form 20-F (File No: 001-04547) filed with the SEC on March 6, 2015

9	Previously filed as Exhibit 4.2 of Form 20-F (File No: 001-04547) filed with the SEC on February 28, 2018

10	Previously filed as Exhibit 4.3 of Form 20-F (File No: 001-04547) filed with the SEC on February 28, 2018

11	Incorporated by reference to Exhibit 99.1 of Form S-8 (File No: 333-185299) filed with the SEC on December 6, 2012.

12	Incorporated by reference to Exhibit 4.5 of Form 20-F (File No: 001-04547) filed with the SEC on March 28, 2002.

13	Incorporated by reference to Exhibit 4.7 of Form 20-F (File No: 001-04547) filed with the SEC on March 28, 2002.

14	Incorporated by reference to Exhibit 4.7 of Form 20-F (File No: 001-04547) filed with the SEC on March 26, 2008.

15	Incorporated by reference to Exhibit 4.8 of Form 20-F (File No: 001-04547) filed with the SEC on March 4, 2011.

16	Previously filed as Exhibit 4.9 of Form 20-F (File No: 001-04547) filed with the SEC on February 28, 2018

17	Previously filed as Exhibit 7.1 of Form 20-F (File No: 001-04547) filed with the SEC on February 28, 2018

18	The required information is set forth on pages 138 to 145 of the Annual Report on Form 20-F 2017 (File No: 001-04547) filed with the SEC on February 28, 2018

19	Previously filed as Exhibit 12.1 of Form 20-F (File No: 001-04547) filed with the SEC on February 28, 2018

20	Previously filed as Exhibit 13.1 of Form 20-F (File No: 001-04547) filed with the SEC on February 28, 2018

21	Previously filed as Exhibit 15.1 of Form 20-F (File No: 001-04547) filed with the SEC on February 28, 2018

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Form 20-F/A on its behalf.

Unilever N.V.

(Registrant)

/s/ R.Sotamaa
R SOTAMAA,
Chief Legal Officer and Group Secretary

Date: 8 March 2018